FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated February 19, 2013 and 2012 financial year annual report and related documents

A.	Annual Report 2012

B.	Auditor’s report and Annual Accounts

C.	Annual Review 2012

D.	2012 Key Group Figures

E.	Chairman’s letter

F.	Letter from the Chief Executive Officer

G.	Corporate Governance report 2012

H.	Financial Report

I.	Risk Management

J.	Appendices

MATERIAL FACT

Banco Santander hereby informs that it has today published its Annual Report, together with the Reports by the Audit and Compliance Committee and the Appointments and Remuneration Committee, all corresponding to the 2012 financial year, and has sent its 2012 Annual Financial Report to the National Securities Market Commission (CNMV). These documents are available on the corporate website (www.santander.com).

Boadilla del Monte (Madrid), February 19, 2013

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

ANNUAL REPORT

ANNUAL
REPORT

2012

Santander
a bank for your ideas

ANNUAL REPORT 2012 a bank for your ideas

ANNUAL REPORT 2012

2

4	Key figures
6	Letter from the Chairman
12	Letter from the Chief Executive Officer
20	Corporate governance
24	Santander shares
26	Macroeconomic, financial and regulatory context
27	Management priorities in 2012
28	International recognition

29	Banco Santander’s business model
31	Banco Santander’s commitment to its customers
32	Commercial focus
34	Disciplined use of capital and financial strenght
35	Prudent risk management
36	Geographic diversification
38	Subsidiaries model
39	Efficiency
40	The Santander team
42	Santander and sustainability
44	The Santander brand

45	Results in 2012
46	Grupo Santander results
48	Results by countries
57	Global businesses

3

4

5

60	Corporate governance report
63	Ownership structure
66	Banco Santander board of directors
84	Shareholder rights and the general shareholders’ meeting
86	Santander Group management team
88	Transparency and independence

90	Economic and financial review
92	Consolidated financial report
92	General and regulatory background
97	2012 Summary of Grupo Santander
100	Grupo Santander. Results
105	Grupo Santander. Balance sheet
114	Principal segments or geographic
116	Continental Europe
130	United Kingdom
133	Latin America
146	United States
149	Corporate activities
152	Secondary segments or business
152	Retail banking
154	Global wholesale banking
157	Asset management and Insurance

160	Risk management report
162	Executive summary
164	Introduction
166	Corporate principles of risk management, control and appetite
172	Corporate governance of the risks function
174	Integral control and internal validation of risk
176	Credit risk
206	Market risk
226	Liquidity risk and funding
237	Operational risk
244	Compliance and reputational risk
250	Capital
254	Historical data
256	General information

ANNUAL REPORT 2012

KEY FIGURES

BALANCE SHEET AND INCOME STATENT (Million euros)	2012	2011	% 2012/2011	2010
Total assets	1,269,628	1,251,525	1.4	1,217,501
Customer loans (net)	720,483	750,100	(3.9)	724,154
Customer deposits	626,639	632,533	(0.9)	616,376
Managed customer funds	968,987	984,353	(1.6)	985,269
Shareholder’s funds(1)	80,821	80,400	0.5	75,273
Total managed funds	1,387,769	1,382,980	0.3	1,362,289
Net interest income	30,147	29,110	3.6	27,728
Gross income	43,675	42,754	2.2	40,586
Pre-provision profit (net operating income)	23,559	23,195	1.6	22,682
Profit from continuing operations	6,148	7,812	(21.3)	9,077
Attributable profit to the Group	2,205	5,351	(58.8)	8,181

RATIOS (%)	2012	2011		2010
Efficiency (with amortization)	46.1	45.7		44.1
ROE	2.80	7.14		11.80
ROTE(2)	4.11	10.81		18.11
ROA	0.24	0.50		0.76
RoRWA	0.55	1.06		1.54
Core capital (BIS II)	10.33	10.02		8.80
Tier I	11.17	11.01		10.02
BIS II ratio	13.09	13.56		13.11
Loan-to-deposit ratio(3)	113	117		117
Non-performing loan (NPL) ratio	4.54	3.89		3.55
NPL coverage	72.6	61.4		72.7

THE SHARE AND CAPITALISATION	2012	2011	% 2012/2011	2010
Number of shares in circulation (million)(4)	10,321	8,909	15.9	8,329
Share price (euros)	6.100	5.870	3.9	7.928
Market capitalisation (million euros)	62,959	50,290	25.2	66,033
Shareholders’ funds per share (euros)(1)	7.87	8.59		8.58
Share price/shareholders’ funds per share (times)	0.78	0.68		0.92
PER (share price/attributable profit per share) (times)	27.02	9.75		8.42
Attributable profit per share (euros)	0.23	0.60	(62.5)	0.94
Remuneration per share (euro)	0.60	0.60		0.60
Total shareholder remuneration (million euros)	6,086	5,260	15.7	4,999

OTHER FIGURES	2012	2011	% 2012/2011	2010
Number of shareholders	3,296,270	3,293,537	0.1	3,202,324
Number of employees	186,763	189,766	(1.6)	175,042
Number of branches	14,392	14,756	(2.5)	14,082

INFORMATION ON ORDINARY PROFIT	2012	2011	% 2012/2011	2010
Attributable profit to the Group	5,251	7,021	(25.2)	8,181
Attributable profit per share (euros)	0.54	0.79	(31.9)	0.94
ROE	6.66	9.37		11.80
ROTE	9.80	14.18		18.11
ROA	0.48	0.63		0.76
RoRWA	1.08	1.35		1.54
PER (share price/attributable profit per share) (times)	11.34	7.43		8.42

(1)	In 2012, scrip dividend for May 2013 estimate.
(2)	Return on tangible equity.
(3)	Includes retail commercial paper in Spain.
(4)	In 2011, includes shares issued to meet the exchange of preferential shares in December 2011.

Santander posted attributable profit of EUR 2,205 million in 2012 and assigned EUR 18,806 million to provisions, while strengthening its solvency and maintaining shareholder remuneration at EUR 0.60 per share for the fourth consecutive year.

GROSS INCOME
Million euros

40,586
42,754
43,675
2010
2011
2012
+2.2%
2012/2011

PRE-PROVISION PROFIT
(NET OPERATING INCOME)
Million euros

22,682
23,195
23,559
2010
2011
2012
+1.6%
2012/2011

ATTRIBUTABLE PROFIT[5]
Million euros

8,181
5,351
2,205
2010
2011
2012
-58.8%
2012/2011

TOTAL DIVIDEND PAYOUT
Million euros

4,999
5,260
6,086
2010
2011
2012
+15.7%
2012/2011

EFFICIENCY
Cost to income ratio. %

44.1
45.7
46.1
2010
2011
2012
+0.4 p.p.
2012/2011

CORE CAPITAL
BIS II criteria. %

8.80
10.02
10.33
2010
2011
2012
+0.31 p.p.
2012/2011

(5)	Before the impact of real estate provisions net of capital gains: EUR 5,251 million (-25.2%).

ANNUAL REPORT 2012

LETTER FORM THE CHAIRMAN

6

Against a backdrop of a particularly difficult economic and regulatory environment, Banco Santander posted a net attributable profit of EUR 2,205 million, 58.8% less than in 2011.

The key factor behind this decline was EUR 6,140 million of provisions for real estate loans in Spain, which was only partly offset by extraordinary gains of EUR 1,241 million.

Despite the crisis, the Group’s profit before provisions rose 1.6% during the year to EUR 23,559 million, thanks to the international diversification of our revenues. This amount places us among the top three international banks by this measure and underscores the Group’s strong capacity to generate profits once we return to normal levels of provisions and writedowns.

A strong capital base, above the European Banking Authority’s minimum requirements and Basel II, enabled us to maintain shareholder remuneration at EUR 0.60 per share in 2012, which represented a dividend yield of 10.9%.

The bases of Banco Santander’s strategy

Banco Santander is one of the international financial institutions that has most successfully tackled the financial crisis. This is due to four key principles and a consistently maintained strategy over the years.

1.	Balance sheet strength and liquidity

•

Banco Santander increased its core capital ratio to 10.33% at the end of 2012 and passed the strictest capital tests, such as those conducted by the European Banking Authority (EBA). In the stress tests of the the Spanish financial system, carried out under the supervision of the European Central Bank, the European Commission and the International Monetary Fund, our Group had a capital surplus of EUR 25,297 million even in the most adverse macroeconomic scenarios.

•	Our objective is always to maintain a comfortable surplus of core capital above the regulatory requirements and a ratio according with the EBA’s criteria of more than 9%.

•	Grupo Santander made provisions in 2012 amounting to EUR 18,806 million and improved coverage of non-performing loans by 11 points to 73%.

•

The Group’s commercial banking model is essentially financed by retail deposits. The loan-to-deposit ratio improved notably in 2012 to 113% and we also placed issues in the market totalling EUR 43,000 million, despite the financial difficulties of the environment.

“DESPITE THE CRISIS, THE GROUP INCREASED ITS PROFIT BEFORE PROVISIONS BY 1.6%, THANKS TO THE INTERNATIONAL DIVERSIFICATION OF ITS REVENUES”

    7

ANNUAL REPORT 2012

LETTER FROM THE CHAIRMAN

I want to particularly mention the measures we took during the year to strengthen the balance sheet and liquidity in Spain.

•

We set aside EUR 6,140 million in provisions to cover exposure to problematic real estate assets, thus exceeding the requirements under the Spanish government’s two royal decree laws. With the provisions made in 2012, the writing down of the Spanish real estate portfolio has been completed.

•

Also, during the year, we reduced our exposure to the real estate sector in Spain, net of provisions, by EUR 12,400 million, down from EUR 24,900 million in 2011 to EUR 12,500 million in 2012. This was thanks largely to the sale of 33,500 properties owned by the Bank and real estate developers, as well as loan portfolios. As a result, the exposure to the real estate sector in Spain at the end of 2012 represented, net of provisions, 1.7% of the Group’s total lending.

•

In terms of liquidity, we have a loan-to-deposit ratio of 96% in Spain, thanks to the successful intake of deposits by the branch networks of Santander and Banesto. Their deposits rose by EUR 22,000 million in 2012.

2. Diversification and subsidiaries model

Banco Santander has attained an excellent geographic diversification of its businesses by maintaining a commercial banking model with a critical mass in its ten main markets.

As a result of this diversification, the Group’s ordinary profit in 2012 was almost equally split between mature markets (45%) and emerging markets (55%).

Banco Santander’s international structure is based on a model of subsidiaries that are autonomous in capital and liquidity, some of which are listed. Each subsidiary is responsible for maintaining sufficient capital and liquidity in accordance with the features and regulation of the markets in which they operate, thereby avoiding the risk of contamination among the Group’s units.

•

At the end of 2012, in light of the restructuring of the Spanish financial system, we decided to integrate Banesto and Banif into Banco Santander. Before the end of 2013, the Group’s retail networks in Spain will be fully unified under the Santander brand, recognised as the first one in Spain and the fourth in the world according to Brand Finance in 2012. This transaction, which will be submitted for approval to the annual general meeting of shareholders in March, is very positive:

•	For Grupo Santander’s customers in Spain, who will have a larger number of branches to conduct their business and a broader range of products.

•	For employees, as the new business structure in Spain and our international diversification will open up professional opportunities.

•

And for Banco Santander’s shareholders, as the merger will generate cost synergies and revenues of EUR 520 million before taxes and an increase in earnings per share of 3% from the third year. Banesto’s shareholders will receive a premium of 25% in the exchange of their shares for those of Santander.

“WITH THE PROVISIONS MADE IN 2012, THE WRITING DOWN OF THE SPANISH REAL ESTATE PORTFOLIO HAS BEEN COMPLETED”

8

“BANCO SANTANDER’S INTERNATIONAL STRUCTURE IS BASED ON A MODEL OF SUBSIDIARIES AUTONOMOUS IN CAPITAL AND LIQUIDITY, SOME OF WHICH ARE LISTED”

•

As part of our policy of listing the Group’s subsidiaries, another major transaction in 2012 was the flotation of Santander Mexico, which enjoyed huge success. The placement of 25% of the capital raised EUR 3,178 million and demand for the shares, in the world’s third largest transaction of its kind in 2012, was five times higher than the supply. Between the placement and the end of 2012, the shares of Santander Mexico rose by 33.8%, valuing the unit at $21,959 million and making it the 69th largest bank in the world by market capitalisation.

•

At the beginning of 2013, the Group’s subsidiary in Poland, Bank Zachodni WBK, and Kredyt Bank merged to create the country’s third largest bank by deposits, lending and number of branches, with more than 3.5 million customers.

3.	Commercial banking model

Banco Santander has developed a commercial banking model that is the main base of our activity. The strategic decision to maintain this model is one of the Group’s essential hallmarks.

Some 88% of Santander’s revenues come from commercial banking and are generated by 14,400 branches that form the largest network among international banks. This model produces recurring and well-diversified results from more than 100 million individual customers, SMEs and companies.

Underscoring our commitment to this large customer base, in 2012 we launched a new corporate claim, Santander, a bank for your ideas. This conveys to our customers the Group’s will and capacity to support them so that they can realise their projects. A bank for your ideas reflects our culture and commitment to our customers.

4.	Risk management and efficiency in costs

Prudent and integral management of risk and efficiency in costs are key drivers of Banco Santander’s commercial banking model.

The Group’s NPL ratio rose by 65 basis points to 4.54%, largely due to the situation in Spain where the ratio came to 6.74%. In almost all the countries where Banco Santander operates, however, we have a NPL ratio below that of the sector’s average.

Management and control of the Group’s risks are independent of the business areas. The ultimate responsibility in risk management lies with the board. Its risk committee met 98 times in 2012 and the executive committee meets every week and dedicates a significant part of its time to risk-related issues. The discipline to maintain risk profiles that are well known and well managed had a key role during the financial crisis.

A strict cost structure is a clear competitive advantage in commercial banking. Shared product factories, with significant economies of scale, and global management of businesses are key elements of the Santander model, and enable us to have the best efficiency ratio of international banks.

* * *

In short, Banco Santander has a business model and a solid strategy that have adapted very well to the current crisis. The prestigious magazine Euromoney named us the Best Bank in the World in 2012.

    9

ANNUAL REPORT 2012

LETTER FROM THE CHAIRMAN

Shareholder remuneration and the Santander share

Banco Santander has a very large number of shareholders – 3.3 million in 14 countries. Transparent information, and constant attention to shareholders, is one of our main priorities.

During 2012, despite the crisis, shareholder remuneration was, for the fourth year running, EUR 0.60 per share. The total remuneration over the last four years has been more than EUR 21,000 million.

The Santander Dividendo Elección (scrip dividend) programme enables our shareholders to opt to receive the dividend in shares or in cash. In 2012, 80% of the share capital chose to be paid in shares.

The performance of the Santander share was affected in 2012 by market volatility, regulatory uncertainty and by Spain’s recession. Even so, the Santander share price ended the year up 3.9%, better than the Ibex-35 benchmark index. The total return for Santander shareholders in 2012 was 17.3%.

Banco Santander continues to be the largest bank in the euro zone by market capitalisation. The Santander share is also the most liquid stock in Eurostoxx.

The conversion of Valores Santander in 2012 resulted in the issue of 519,501,751 shares, representing 5.03% of the capital at 31 December 2012.

Corporate governance and corporate social responsibility

Banco Santander’s board is balanced between non-executive (69%) and executive directors (31%), all of them very knowledgeable about banking and finances and with wide international experience. The board attaches special importance to risk management and to complying with the best banking principles and values.

Banco Santander conducts its business in a sustainable way and gives special attention to fostering the professional growth of its employees, caring for the environment and helping to social development by supporting higher education.

Santander Universities is the main destiny of the Bank’s investment in corporate social responsibility. It is a unique alliance in the world between banking and universities which began 16 years ago. Today Santander Universities has more than 1,000 agreements with universities in 20 countries, contributing EUR 130 million in 2012, and annually funds 43,657 study scholarships, among other projects.

Mortgage evictions in Spain became a particularly sensitive issue this year. Banco Santander is very clear about this. Evictions are the last and worst option for everyone: for our customers and also for the Bank. Proof of this is that we anticipated the problem when we introduced a mortgage moratorium in the summer of 2011 that by the end of 2012 had benefited more than 21,000 clients.

“ BANCO SANTANDER HAS A BUSINESS MODEL AND A SOLID STRATEGY THAT HAVE ADAPTED VERY WELL TO THE CRISIS”

10

“PROFIT BEFORE PROVISIONS REACHED A RECORD EUR 23,559 MILLION, SANTANDER RANKS AMONG THE TOP THREE INTERNATIONAL BANKS BY THIS MEASURE”

The outlook: Banco Santander’s unique positioning

The economic and financial environment will remain difficult in the short term, above all in Europe. However, in the last months of 2012, there were some developments that laid the foundations of recovery:

•

Europe is taking the necessary decisions to strengthen the euro and progress toward greater integration. The European Banking Union project should lower the funding costs of European banks and improve the rating of banks supervised by the European Central Bank.

•

In Spain, the financial sector’s restructuring is in its final phase and, once the recapitalisation and reform of the nationalised banks is completed, the country will have Europe’s healthiest and most solvent banking system. Moreover, the government’s measures put into effect during 2012 will begin to have a positive impact on growth at the end of 2013. The recent creation of the Company for the Management of Assets Proceeding from the Bank Restructuring (SAREB in Spanish) will clearly have a very positive effect on reviving the Spanish economy. Banco Santander’s board decided to invest EUR 840 million in SAREB.

•	In Latin America, after a year of moderate growth, Brazil will grow again at faster rates, while the region’s other important economies, Mexico and Chile, will maintain the positive trend of 2012.

In this environment, our Group is well placed to exploit its significant competitive advantages, as it has proven in these last particularly difficult years through its capacity to generate revenues and the soundness of its balance sheet.

This is thanks, in first place, to the diversification of the Group’s revenues, with our wide growth possibilities in emerging economies.

Meanwhile, our commercial banking model is generating more stable, recurrent revenues which, together with the normalisation of provisions and write-downs—which have been extraordinarily high in the last few years—are providing us with a margin to boost profits considerably.

Lastly, the regulatory changes in the pipeline for capital, liquidity and the business model affect Banco Santander less than other large international banks, which are more focused on capital markets or investment banking, and should not affect our strategy or business model.

Our shareholders can expect from Banco Santander the performance of a bank with a comfortable capital base, a solid balance sheet, recurring revenues, 187,000 professional employees, the best in international banking, and considerable potential to increase profits as the global economic situation returns to normal.

EMILIO BOTÍN

Chairman

    11

ANNUAL REPORT 2012

LETTER FROM THE CHIEF EXECUTIVE OFFICER

12

1. Introduction—2012 Results 2. 2012 environment and outlook 3. Santander: results and priorities by business unit 4. Conclusions for the future

1	Introduction – 2012 Results

Grupo Santander posted attributable profit of EUR 5,251 million in 2012, excluding capital gains and special provisions, 25% lower than in 2011. Including provisions and capital gains, profit was EUR 2,205 million, down 59% from 2011.

Operating earnings continued to grow: profit before provisions (the difference between revenues and costs) rose 2% to EUR 23,559 million. The high level of writedowns and loan-loss provisions, however, continued to exert pressure on our results. Specifically, in 2012, we had to absorb the requirements of Spanish royal decree laws 2/2012 and 8/2012, which meant extra provisions to cover our real estate exposure in Spain. Moreover, we made provisions above our usual levels in other markets, such as Brazil and Chile. To put this into context, the Group had to set aside EUR 18,806 million of provisions in 2012 as a result of the crisis in Spain and the economic downturn in other parts of the world. This compares with provisions of around EUR 12,200 million in 2011 and EUR 7,100 million in 2008.

Our current profits in no way reflect Grupo Santander’s earnings potential. This year will mark a turning point: over the next few years our profitability will return to higher levels, as our pre-provision profit will continue to evolve well and our provisions get back to normal.

“OVER THE NEXT FEW YEARS, OUR PROFITABILITY WILL RETURN TO HIGHER LEVELS, AS OUR PRE-PROVISION PROFIT CONTINUES TO EVOLVE WELL AND OUR PROVISIONS GET BACK TO NORMAL”

    13

ANNUAL REPORT 2012

LETTER FROM THE CHIEF EXECUTIVE OFFICER

2	2012 environment and outlook

Global economy

The global economy has undergone a profound adjustment since 2008. To understand this process, it is vital to understand the origin of the crisis: imbalances in the balance of payments. On the one hand, an excess of domestic demand in markets such as the US, the UK and Spain (consumption excess, an oversized construction sector and excesses in the granting of loans)—and, on the other hand, a lack of domestic demand in other markets, including Asia and most emerging markets, and in mature economies such as Japan and Germany. In 2007 and 2008, we lived in a very unbalanced world in which some countries such as the US, the UK, Spain, Ireland, etc., accumulated too much debt while others, such as China, Germany, Japan and emerging markets, accumulated excessive international reserves.

Over the last four years, the global economy has been gradually re-balanced. We have seen improvements in savings rates and in the current account balance of payments of the US, the UK, Ireland and Spain, which have turned deficits into surpluses or are close to doing so. Meanwhile, there has been a significant adjustment in the trade surpluses of countries such as China. Indeed, the Japanese and Brazilian economies have moved from surplus to deficit or a lower surplus over the last four years.

A good example of a country that has adjusted its imbalances quite successfully is Spain:

1.	Between joining the euro in 1999 and 2008, Spanish labour costs rose 30% more than German ones. This made the country much less competitive in the global market. Since 2009, Spain has recovered almost 80% of the competitiveness lost with Germany; this is reflected in the surge in Spanish exports, which for years will be the main source of the country’s economic growth.
2.	In the last five years, and given the improvement in Spain’s competitiveness, the current account deficit has declined and, very probably, will register surplus in 2013. Spain already has trade surpluses with its European partners and exports to the US, Asia, Latin America and Africa are growing at a good pace.

3.	The government is making a great effort to reduce the budget deficit and implement structural reforms. As the results of these efforts are recognised by the markets, the borrowing costs of the public and private sectors will fall.

4.	Lastly, considerable progress has been made in cleaning up and restructuring the financial sector. The number of banks and cajas, which was over 50 some years ago, will stabilise at below 10. Furthermore, the results of the stress tests conducted in 2012 led to the recognition of losses and recapitalisation (partly with private capital and partly with public capital). In my view, the solvency adjustment process for banks in Spain is almost over. Once this process of consolidation, cleaning up and recapitalisation is completed, the banking system can focus on improving its profitability.

In short, if this path is followed in the next three or four quarters, Spain will start to grow again at the end of 2013.

At the same time, over the last few years we have seen how certain imbalances have arisen in emerging economies, including high growth of salaries, too much investment in certain sectors and bottlenecks in infrastructure. These imbalances do not put at risk the high potential of these markets in the medium and long term; however, in the short term they are reducing growth as the imbalances are adjusted.

14

In this type of environment, flexible, dynamic and well managed companies can generate good results, both in mature as well as emerging economies. Economies that put all their trust in macroeconomics, that do not know how to interpret the changes in the environment or are not sufficiently flexible to respond could have problems.

Global financial system

The trends in the financial sector are very similar. Banks, after all, reflect the economy.

In the last four years, the profits of banks in mature markets have been under pressure from a combination of factors, such as weak economies, the deleveraging of companies and households, the pressure of deposit spreads from low interest rates, liquidity tensions and tougher regulatory demands around the world.

As a result, during this period, the emphasis has been on strengthening balance sheets, which has caused collateral damage in the form of lower profitability. For example, Banco Santander has given priority to having comfortable liquidity and capital buffers, even though this erodes profits in the short term.

Over the next three or four years, we will begin to see a recovery in the profitability of banks in mature markets. Once the balance sheets have been repaired, provisions will return to more normalised levels in most markets. Moreover, banks are taking steps to recover their profitability: consolidation and cutting costs, change in pricing policies and reassigning capital to the more profitable segments.

Meanwhile, banks in emerging markets have generally enjoyed a golden decade. Since 2003, banking business in emerging markets has grown constantly, with only a small dip in 2008-2009. This growth will continue but at a lower pace than in the last few years.

In the international financial system, as in the economy in general, we are beginning to see some convergence between mature and emerging markets. And, as happens with the economy as a whole, we are starting to see clear differences between well managed and poorly managed institutions, both in mature as well as emerging markets. Those with local economies of scale, which manage efficiency well and are able to fine tune their lending criteria will be capable of generating good results.

“ENTITIES WITH LOCAL ECONOMIES OF SCALE, WHICH MANAGE EFFICIENCY WELL AND ARE ABLE TO FINE TUNE THEIR LENDING CRITERIA WILL BE CAPABLE OF GENERATING GOOD RESULTS”

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ANNUAL REPORT 2012

LETTER FROM THE CHIEF EXECUTIVE OFFICER

3	Santander: results and priorities by business unit

A. Mature markets

•	Spain

We generated aggregate profit of EUR 1,290 million in 2012. Despite being 12% more than in 2011, this profit is low and reflects the significant effort made in ordinary provisions. This figure does not include the provisions required by the new Spanish rules on real estate exposure. I would like to point out that we captured EUR 22,000 million of deposits in 2012, which improved our market share by two percentage points. We also continued to improve the spreads on loans.

In December 2012, we announced the merger of the three networks we have in Spain (Santander, Banesto and Banif) under the Santander brand. We also announced an optimisation of the combined branch network which will enable us to strengthen our presence in the most attractive segments: SMEs/companies, and personal and private banking. We expect cost synergies of EUR 420 million and revenue synergies of EUR 100 million.

The main objective of this merger is to take advantage of the opportunities to grow and gain market share offered by the Spanish financial system over the next three years. We believe that we will gain market share in the next three years of at least three percentage points in lending and deposits, thanks to the strength of being the market leader in Spain, the strong specialisation of the networks in the mass market, companies and private banking, and bearing in mind the weakness of many of our competitors.

The combination of the higher profitable market share (mainly in the most attractive products and services, including SMEs and personal banking), continuous management of spreads and greater efficiency, together with normalisation of our provisions, will enable us to achieve a clear improvement in the contribution of our business in Spain. We have communicated to the market a goal for increasing profit before tax in Spain of EUR 2,500 million in three years.

•	Portugal

Profit in Portugal came to EUR 124 million, 29% lower than in 2011. The fall was largely due to the impact of provisions for loan losses. In 2012, our main priority continued to be the soundness of the balance sheet: the loan-to-deposit ratio improved from 121% in 2011 to 108% in 2012 and the core capital ratio from 11% to 12%.

We are the only bank in Portugal that did not need more capital and the only one still profitable, even though our profit was lower than in other years.

Our objective for the next few years is to keep on bolstering the balance sheet, while continuing to manage spreads and efficiency. Like Spain, the Portuguese economy is adjusting its imbalances (excessive debt levels, current account deficit and budget deficit). Our unit in Portugal has strengthened its position during the crisis, and will be very well placed to exploit the opportunities that arise when the Portuguese economy starts to grow again.

•	Rest of Continental Europe/Santander Consumer Finance

Santander Consumer Finance’s attributable profit in 2012 was 9% higher at EUR 727 million, as lower provisions offset reduced fee income in certain markets.

Our goal for Santander Consumer Finance for the next few years is to continue to gain market share selectively, with the main focus on profitability. Today, our consumer finance business is the most profitable in Europe and we want to continue to improve it even more. In order to do this, we will continue to manage spreads very actively and maintain an appropriate risk profile.

I would like to stress the strong presence and results that the consumer finance division achieved in Germany, the UK, the Nordic countries, Poland and Spain.

16

In Germany, we continued to build our commercial banking business which, together with our consumer finance business, generated a profit before taxes of close to EUR 500 million. I draw your attention to the size of Banco Santander in Germany, where we have EUR 30,000 million of customer deposits. Over the next three years, this unit will be ready to take advantage of its expansion opportunities in the German market, and this will enable it to attain even more attractive levels of profitability.

•	United Kingdom

Santander UK’s profit fell 10% in 2012 to £952 million, mainly due to reduced revenues as a result of the higher cost of funding and the environment of low interest rates, together with the expiry of coverage portfolios.

However, the underlying customer spread of Santander UK is improving thanks to balance sheet management in 2012 and the good performance in business banking. We improved more than any other bank in the FRS customer satisfaction survey, which contributed to the good growth in transaction deposits. Balances in current accounts rose 32% and we already have more than 1.3 million customers using 1/2/3 products.

In 2012, we continued to strengthen our balance sheet. The Tier 1 core capital ratio of 12.2% is one of the best in the UK system and the loan-to-deposit ratio of 129% is three points better than in 2011. We achieved this improvement by managing our mortgage book with risk criteria and diversifying our business toward companies, as well as promoting deposits based on the relationship with the customer (for example, current accounts and ISAs). We also cut costs by 1%, despite inflation and investment in the transformation of our business.

The UK economy is gradually recovering: funding costs for banks are beginning to drop and demand for credit is rising a bit. This, coupled with our gradual commercial progress, leads us to expect higher profit in 2013 and particularly in 2014.

In October, the Group announced that the purchase of the Royal Bank of Scotland (RBS) branches will not proceed.

•	United States

Our business in the US generated profit of $1,042 million, 26% less than in 2011, reflecting a lower stake in our consumer finance unit.

Sovereign generated a profit of $733 million, excluding extraordinaries, in line with 2011. We had extraordinary costs from litigation that reduced our profit by $127 million.

Our consumer finance business (Santander Consumer USA), in which we have a 65% stake, contributed $436 million to the Group’s profit.

Our objective for the coming years is to exploit the growth opportunities in segments where the bank has a low presence, such as companies, insurance and cards. Specifically, we are making significant investments in IT systems and staff to be able to take advantage of these opportunities. These investments will begin to bear fruit in 2013 and, above all, in 2014.

    17

ANNUAL REPORT 2012

LETTER FROM THE CHIEF EXECUTIVE OFFICER

B. Emerging markets

•	Brazil

Santander Brazil’s net profit was $3,600 million, 4% lower than in 2011, at constant exchange rates. The fall was largely due to the negative impact of higher loan-loss provisions.

Economic growth slowed down in Brazil. The growth potential in the medium and long term, however, remains intact. Our objective is to keep on exploiting the growth opportunities offered by the Brazilian market while normalising our provisions in order to be able to recover our normal double-digit growth in profits.

•	Mexico

Net profit was $1,380 million, 12% more than in 2011 at constant exchange rate.

There are several factors that make us very optimistic about Santander Mexico’s profit growth in the coming years: the Mexican banking market is still not very developed, its economy is not very indebted and the US economy, to which Mexico is closely tied, is growing.

In September, we placed 24.9% of our Mexican subsidiary in an IPO that valued the bank at $16,538 million. The bank’s share price was 33.8% higher at the end of 2012.

Our objective for the coming years is to continue to develop a strong commercial organisation that will enable us to maintain double-digit profit growth.

•	Chile

Our unit in Chile made a net profit of $915 million, 17% less than 2011 at constant exchange rate. The unit obtained good operating results despite regulatory effects. Higher loan-loss provisions, however, hit earnings. This has already been corrected. We launched a plan to better monitor our exposure in Chile and improve our commercial capacity with companies and high-income segments. This will enable us to grow again in 2013 and particularly in 2014.

•	Argentina

Argentina’s net profit was 16% higher at $425 million, partly affected by higher provisions as the operating result was solid (net operating income rose 42%). Our goal for the coming years is to continue to take advantage of the investments made in the last few years and maintain, at the same time, an appropriate risk profile.

•	Poland

Bank Zachodni WBK generated attributable profit of PZL 1,379 million (EUR 330 million).

In January 2013 we merged this subsidiary with Kredyt Bank (the Polish subsidiary of KBC). After this transaction, Santander controls 76.5% of the new resulting combined bank, Poland’s third largest.

Our unit in Poland has considerable growth potential in the next few years: as well as the opportunities provided by the Polish market, there is the high potential to improve Kredyt Bank (its efficiency and profitability ratios are clearly below those of Bank Zachodni WBK) and the contribution of Grupo Santander to local business (for example, in wholesale banking).

Our objective is to achieve an exemplary merger of the banks, attaining or exceeding the level of synergies promised. We have the best management team in Poland, backed by the Group’s track record in integration. This will enable us to keep on growing at double-digit rates.

18

“DURING THE NEXT THREE YEARS, OUR PRIORITY WILL BE TO GENERATE PROFIT GROWTH. OUR OBJECTIVE IS TO INCREASE PROFITS IN MATURE AS WELL AS EMERGING MARKETS”

4	Conclusions for the future

I would like to conclude with four clear messages on Grupo Santander’s strategy and prospects:

1.	The first is that in the last four years one of our priorities has been strengthening the balance sheet: we assigned more than EUR 53,000 million of provisions in four years, we finished the writing down of real estate assets in Spain, core capital increased by EUR 19,000 million and we narrowed the commercial gap (the difference between loans and deposits) by EUR 125,000 million.

2.	The second is that our strategic emphasis on balance sheet soundness has exerted pressure on the income statement.

•

As a result of the decision to improve our capital ratios, we decided to sell some businesses in which we did not have sufficient economies of scale. At the same time, we sold minority stakes in some units and reduced lending in some businesses regarded as non-core.

•	Our strategic decision to strengthen liquidity led us to issue securities at high yields and to be prepared to pay a little more for deposits.

•	The significant effort in provisions prevented good growth in net operating income from feeding through to satisfactory levels of return on capital.

Net operating income rose from EUR 17,800 million in 2008 to EUR 23,559 million in 2012. Our return on tangible capital, however, (excluding non-recurring impacts) dropped from 20% to 10% and our profit declined from close to EUR 9,000 million to EUR 5,251 million excluding non-recurring items.

3.	The third message is that, during the next three years, our priority will again be to generate growth in profits. We expect 2013 to represent a turning point. Our objective is to increase profits in mature as well as emerging markets.

•	In mature markets, we will do this by gaining profitable market share, developing the businesses where we have a low presence, managing efficiency and normalising provisions.

•

In the emerging markets, we can take advantage of structural growth opportunities to develop strong commercial organisations, with an acceptable risk profile and capable of exploiting the benefits of belonging to Grupo Santander.

4.	The fourth message is that the Santander share does not yet reflect this improvement potential. I believe that as the market begins to understand this potential, it will gradually be reflected in a higher share price. This allows me to continue to be very optimistic about your investment over the next three years.

ALFREDO SÁENZ
Chief Executive Officer

    19

ANNUAL REPORT 2012

CORPORATE GOVERNANCE

Banco Santander’s corporate

governance model

Balanced and committed board • Of the 16 directors, 11 are non-executive and five executive.

Equality of

shareholders’ rights

•     The principle of one share, one vote, one dividend.

•     No anti-takeover measures in the corporate By-laws.

•     Fostering informed participation of shareholders in meetings.

	Maximum transparency, particularly in remunerations • This is vital for generating confidence and security in shareholders and investors.	Recognised by socially responsible investment indices • Santander has been in the FTSE4Good and DJSI indices since 2003 and 2000, respectively.

The board of directors

Banco Santander’s board of directors is the maximum decision-making body, except for matters reserved for the general meeting of shareholders. It is responsible, among other things, for the Group’s strategy. Its functioning and activities are regulated by the Bank’s internal rules and principles of transparency, efficiency and defence of shareholders’ interests guide it. The board also oversees compliance with the best international practices in corporate governance and closely involves itself in the Group’s taking of risks. In particular, the board, at the proposal of senior management, is the body responsible for establishing and monitoring the risk appetite.

The board has a balanced composition between executive and non-executive directors. All members are recognised for their professional integrity, capacity, experience and independence.

There were changes to the board in 2012. On 23 January, Mr. Francisco Luzón resigned as an executive director and executive vice-president responsible for the Americas division. At the general meeting of shareholders on 30 March 2012, Mr. Antonio Basagoiti, Mr. Antonio Escámez and Mr. Luis Alberto Salazar-Simpson stopped being part of the board and Mr. Vittorio Corbo Lioi, appointed in July 2011, was ratified and re-elected.

The appointment of Ms. Esther Giménez-Salinas as an independent director was also approved, bringing the presence of women in the board to 18.8%.

The non-executive directors are noted for their financial experience. Among them are former chief executives of banks and a former governor of a central bank, and people with deep knowledge of Latin America and the United Kingdom, two of the markets where the Group has a substantial part of its businesses.

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Remuneration policy

The remuneration policy for directors and the Bank’s senior management is based on the following principles:

1.	The remuneration is consistent with rigorous risk management without giving rise to inappropriate assumption of risks.

2.	Anticipating and adapting to regulatory changes in remuneration matters.

3.	Involvement of the board, as, at the proposal of the appointments and remuneration committee, it approves the report on the remuneration policy for directors and submits it to the general meeting of shareholders on a consultative basis and as a separate item on the agenda. The board approves the remuneration and contracts of directors and of the other members of senior management and the remuneration of the rest of the supervised collective.

4.	Transparent information on remuneration.

The board’s remuneration in 2012

All the details on the remuneration policy for directors in 2012 is set out in the report of the appointments and remuneration committee which is part of Banco Santander’s social documentation.

    21

BOARD OF DIRECTORS OF BANCO SANTANDER

Mr Juan Rodríguez Inciarte
Director
■

Mr Guillermo de la Dehesa Romero
Director
●●■

Ms Esther Giménez-Salinas
Director

Mr Manuel Soto Serrano
4th vice-chairman
▲●△■

Mr Fernando de Asúa Álvarez
1st vice-chairman
●■▲●△

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- ● Executive committee
- ■ Risk committee
- ▲ Audit and compliance committee
- ● Appointments and remuneration committee
- ■ International committee
- △ Technology, productivity and quality committee

Ms Isabel Tocino Biscarolasaga
Director
●■

Mr Rodrigo Echenique Gordillo
Director
●▲●■

Lord Burns (Terence)
Director

Mr Ángel Jado Becerro de Bengoa
Director

Meeting of the board at the data processing centre in Cantabria, 17 December 2012, with the bay of Santander in the background.

Santander

Mr Matías Rodríguez Inciarte
3rd vice-chairman
●■

Mr Abel Matutes Juan
Director
▲■

Mr Vittorio Corbo Lioi
Director

    23

ANNUAL REPORT 2012

SANTANDER SHARES

Shareholder remuneration

Banco Santander assigned EUR 6,086 million to dividends in 2012, 15.7% more than in 2011.

The Santander Dividendo Elección programme (scrip dividend), which enables shareholders to receive the equivalent of the dividend in the form of cash or Santander shares, was applied on the dates when the interim and final dividends are traditionally paid. On each of these dates, the Bank paid EUR 0.15 per share, resulting in a total remuneration for 2012 of EUR 0.60 per share. The dividend yield was 10.9%.

With the Santander Dividendo Elección, the Bank offers flexible remuneration, so that its shareholders may benefit from tax advantages. Some 80% of the Bank’s capital chose to receive shares in 2012, despite volatility in the financial markets.

Share performance

Santander remained in a privileged position as the largest bank in the euro zone by market value and the 13th in the world, with a capitalisation of EUR 62,959 million at the end of 2012. Furthermore, Santander is the most liquid share on the Eurostoxx 50 index.

In an uncertain environment worldwide, with intense market volatility due to the European debt crisis, the Santander share ended 2012 at EUR 6.10 per share, 3.9% higher than a year earlier. The share performance was better than that of the Ibex 35 (-4.7%), the benchmark index of the Madrid stock market.

Despite the rise in Spain’s risk premium in 2012, the shareholder return was very positive. The total return was 17.3% compared to a 1.4% fall in that of the Ibex-35.

24

Dividend per share

0.60

euros

For the fourth year running

Market capitalisation

62,959

million euros

Santander is the largest bank in the euro zone by market value

High recurring profit, and the strength of Santander’s capital, has enabled the Bank to remunerate shareholders with over 21,000 million euros during the past four years.

Shareholder base and capital

The number of Banco Santander shareholders continued to rise in 2012 to 3.3 million.

At the end of the year, 1.9% of the capital stock was in the hands of the board of directors, 40% with individual shareholders and the rest with institutional investors. Of the total capital stock, 87.9% is located in Europe, 11.7% in the Americas and 0.4% in the rest of the world.

The number of Banco Santander shares at the end of 2012 stood at 10,321,179,750. The Santander Dividendo Elección programme and the exchange of Valores Santander gave rise to the issuance of 1,412,136,547 new shares, 13.7% of capital.

Banco Santander continued to strengthen its shareholder information and attention channels in Spain, the United Kingdom, United States, Brazil, Argentina, Mexico, Portugal and Chile. A new shareholder office was opened in Mexico in 2012 to tend to the new shareholders resulting from the flotation of the Mexican subsidiary. These offices tended to 215,278 consultations by telephone and 22,710 e-mails. Some 17,910 shareholders attended 254 forums and events held in various countries.

Why 3.3 million shareholders put their trust in Banco Santander

•	For its solvency, soundness and geographic diversification.

•	Because it maintained a remuneration of EUR 0.60 per share for the fourth year running, when many other international banks were reducing dividends.

•	They are attracted by the Santander Scrip Dividend programme, which allows them to choose to receive their dividend in cash or shares.

•	Thanks to a dividend yield of 10.9% in 2012 and total shareholder return of 17.3%.

    25

ANNUAL REPORT 2012

“The global economy is undergoing a profound re-balancing process. Europe must continue to progress toward greater integration to retain leadership in the 21st century, while emerging countries must keep up their sustainable growth. Santander’s geographic diversification enables it to take advantage of opportunities in all its markets.”

MACROECONOMIC, FINANCIAL AND REGULATORY CONTEXT

Economic environment

Banco Santander conducted its business in 2012 in a very complex economic and financial environment. In Europe, the first half of the year was characterized by instability in the financial markets triggered by the worsening of the euro crisis. The risk premium of the 10-year Spanish bond yield over German bund reached 650 b.p. in May. The European Council meeting in June, which decided to push for a European Banking Union with the creation of a single supervision mechanism, and the financial aid measures for countries requiring them announced by the European Central Bank in September, marked a turning point and helped to gradually ease the risk premiums. As for economic activity, Europe was in its fifth year of recession and growth in 2012 was almost zero.

In the US, the Federal Reserve decided to maintain the monetary support, which favoured some recovery in growth during the year. In the second half, the agenda was determined by the risks linked to the non-renewal of the fiscal stimulus, the so-called fiscal cliff, which was resolved at the very end of 2012.

Latin American economies kept up positive growth despite the unfavourable international environment. Mexico and Chile grew more than expected. In the case of Brazil, its economy was more buoyant in the second half of the year although for 2012 as a whole growth was below expectations.

Regulatory environment

Banco Santander began 2012 with a core capital ratio of 10.02%, comfortably meeting the requirements set by the European Banking Authority for June 2012.

In Spain, the government deepened the process of provisions for banks and recapitalization. The financial industry has been immersed in a profound restructuring since 2009, via three routes. First, the requirement for extra provisions for exposure to construction assets and real estate development, differentiated by type of asset and situation, including those up to date with payments. These provisions, set in two royal decree laws, raise the average coverage level of real estate exposure from 18% to 45%. Grupo Santander met 100% of requirements at the end of the year.

Second, the expert and independent valuation of the balance sheets of the Spanish financial system. This exercise, very rigorous in the amount of information used as well as the toughness of the scenarios applied, shows that even in the most adverse situation Santander would be the only bank to increase its capital ratio – from 9.7% to 10.8%—and would have a large surplus of capital (EUR 25,297 million in 2014). It is the Spanish bank with the greatest ability to generate profits.

Third, the Spanish government requested financial assistance from European institutions to recapitalize those banks that required it. In line with the programme’s Memorandum of Understanding, the Asset Management Company for Assets Arising from Bank Restructuring (known as Sareb) was created in December. Santander’s board agreed to invest in the company and contribute up to EUR 840 million (25% in capital and 75% in subordinated debt).

26

MANAGEMENT PRIORITIES IN 2012

Management priorities	Strategy and results

Manage liquidity in a very volatile environment in the financial markets

•     Commercial strategy based on attracting funds in Continental Europe, which resulted in deposits in Spain growing by EUR 22,000 million in 2012.

•     Improvement in the Group’s loan-to-deposit ratio to 113% (150% in 2008) and in Spain to 96% (178% in 2008).

•     The Group made EUR 43,000 million of medium- and long-term issues and securitisations through more than 10 of its units in countries with issuance capacity.

Increase the Group’s capital base in the face of an unfavourable economic environment and intensified regulatory pressure

•     Santander had the best results in the stress tests of Spanish banks conducted by the independent consultancy Oliver Wyman. These tests showed that Santander would, in the most adverse scenario, have capital of EUR 25,297 million above the minimum required in the analysis.

•     Organic generation of capital and active management of the business portfolios enabled the Group’s core capital ratio to increase by 31 basis points in 2012 to 10.33%.

Reduce real estate risk in Spain and comply with the Spanish goverment’s new rules

•     Real estate exposure net of provisions in Spain declined by EUR 12,400 million in 2012 and by EUR 28,500 million, or 69%, since 2008.

•     Santander set aside EUR 6,140 million in provisions for real estate exposure in 2012, exceeding the amount required under the Spanish government’s two royal decree laws.

•     Real estate exposure in Spain, net of provisions, represented only 1.7% of the Group’s total lending.

List the Group’s main subsidiaries

•     Santander successfully floated 24.9% of its subsidiary in Mexico for EUR 3,178 million. The share price of Santander Mexico ended the year up 33.8% and the bank’s market value stood at $21,959 million.

    27

ANNUAL REPORT 2012

INTERNATIONAL RECOGNITION

Euromoney	The Banker
July	November	British financial magazine Euromoney opted for a European and Spanish bank when selecting Santander—for the third time in seven years—as the Best Bank in the World. Meanwhile, The Banker, a part of the Financial Times group, named the bank as the best in six of its core markets.
Best bank in the world Best bank in Argentina Best bank in Mexico Best bank in Poland Best bank in Portugal Best bank in UK	Best bank in Argentina Best bank in Mexico Best bank in Poland Best bank in Portugal Best bank in Puerto Rico Best bank in UK

EUROMONEY HIGHLIGHTED THE “BANK’S ABILITY TO GENERATE RECURRING PROFITS, EVEN IN DIFFICULT TIMES, AND THE SOUNDNESS OF ITS BALANCE SHEET.”

28

BANCO SANTANDER BUSINESS MODEL

ANNUAL REPORT 2012 BANCO SANTANDER’S BUSINESS MODEL

BANCO SANTANDER’S BUSINESS MODEL

Highlights

▶	Banco Santander’s business model produces substantial recurrence in results.

▶	Santander has over 100 million customers and 14,392 branches, more than any other international bank.

▶	Geographic diversification in 10 core countries gives Santander the right balance between mature and emerging markets.

▶	Santander is one of the world’s most efficient international banks.

▶	Maintaining a high level of capital and liquidity is a priority. Santander has not needed state aid at any time during the crisis.
▶	Santander’s NPL ratio is below the banking sector’s average in almost all its main markets thanks to prudent risk policies.

▶	The Bank’s international expansion has been achieved through subsidiaries that are autonomous in capital and liquidity, providing advantages in funding and limiting the risk of contagion.

▶	Santander conducts its business on a sustainable basis, preserving the environment, supporting the communities in the countries in which it operates and investing in higher education.

▶	Santander has 186,763 employees focused on the customer and on results.

30

“At Banco Santander, we serve over 100 million customers. Our ability to listen, to get ahead of their needs, to provide solutions and build lasting relations with them has enabled us to become one of the leading banks in the world. For us, the customer is king. It’s always been like that and always will be, because it is the essence of a retail bank like Santander.”

BANCO SANTANDER’S COMMITMENT TO ITS CUSTOMERS

The customer is the focal point of Banco Santander’s business model. The bank has more than 100 million customers in the world who recognise it as a solid and solvent institution with the strength to tackle the future.

Understanding their needs, responding with innovative solutions and building long-term relations of confidence are the foundations of Santander’s commitment to its clients.

Quality of service and customer satisfaction

Banco Santander believes it is vital to take maximum care of the quality of service provided to customers. Over the last few years the Bank has been developing a corporate model of quality improvement which extends to more countries every year.

Within this model, the corporate benchmark of customer satisfaction is the tool that enables the Bank to know its relative position with regard to its competitors in each market. Santander’s permanent goal is to be among the best banks in service quality in all the countries where it operates.

The Bank also has customer voice measurement models that gather their perceptions regarding the branch network, contact centres, products, etc., and it manages incidents and complaints via the MIRO system.

Continuous improvements have been generated through the quality committees that exist in all countries, and the commercial banking corporate school has promoted learning and constant exchange of best practices.

As a result, the satisfaction of individual customers improved in 2012: 86.2% said they were satisfied with Santander’s services compared to 84.3% in 2011.

In order to continue to make progress, Santander has begun to work on a new project to improve customer satisfaction that builds on the current model of quality. The goal is to have a global view of all the factors that influence customer satisfaction and a table of management indicators that relate customer satisfaction to business results.

The chief executive officer continuously reviews these procedures, which underlines Santander’s commitment to constantly improve customer satisfaction.

Santander, a bank for your ideas

Santander launched in November its new corporate claim, Santander, a bank for your ideas. The aim is to move closer to customers and let them know that all the Bank’s strength, leadership and innovation capacity is at their service to help them realise their projects.

This new claim also reflects a corporate and daily working culture that aims to ensure that the customer has a unique brand experience and perceives tangible benefits in all of its dealings with the Bank: through a range of more streamlined and tailor-made products and services, providing security for customers by communicating their advantages more clearly and transparently, and helping to increase linkage with and loyalty to the Santander brand.

    31

ANNUAL REPORT 2012 BANCO SANTANDER’S BUSINESS MODEL

COMMERCIAL FOCUS

Santander’s commercial model focuses on satisfying the needs of different customer profiles: individuals with different income levels, companies of all sizes and sectors and private and public corporations.

Retail banking, which covers individuals, company and consumer banking, accounts for 88% of revenues.

Multi-channel service

The branch network is Santander’s main channel for creating and maintaining long term relations with customers. The Group has 14,392 branches, the largest network of any international bank.

In 2012, Santander continued to advance its multi-channel approach as a strategic driver for strengthening customer relations. As well as telephone and online banking, new applications were launched for iPad, iPhone and other mobile devices.

Santander also progressed in greater integration of its operational customer attention channels. The Customer VoiceLab was launched in 2012. This builds on the traditional contact centre and integrates all customer attention channels, incidents and complaints, in a single team supported by the most innovative technology. The project began in Spain and will gradually be implemented in the rest of the Group.

Innovative solutions

Santander continues to innovate and develop new products and financial services that create value for its customers and respond to their needs and the specific circumstances of different markets.

Banco Santander has a high value-added offer in each of its main markets:

•	Spain: Four million customers who are part of We want to be your bank do not pay service fees and enjoy additional advantages in food, fuel, energy, telecoms and leisure.

•	UK: The 1/2/3 current account reimburses in cash part of household bills and rewards larger balances in accounts with higher interest rates.

•	Brazil: The Conta light, with lower interest rates on overdrafts and facilities to pay by instalments.

In 2012, Santander launched new credit card solutions providing greater comfort and advantages, for customers as well as for shops. Of note was the Contactless card, which does not need to be connected with the point-of-sale terminal, and the new shared brand Santander-Iberia card, with preferential

GROUP CUSTOMERS
Million
Spain	13.1
Portugal	2.0
Bank Zachodni WBK	2.5
Santander Consumer Finance	12.3
Rest	0.1

Total Continental Europe	30.0

UK	26.2
Brazil	27.3
Mexico	10.0
Chile	3.5
Argentina	2.4
Uruguay	0.3
Puerto Rico	0.5

Total Latin America	44.0

United States – Sovereign	1.7

Total customers	101.9

32

conditions for the Bank’s customers. Also, as a result of the agreement signed with Elavon in Spain, shops will be provided with a better payments service via point-of-sale terminals.

Support for companies

To foster the internationalisation of companies, Santander created the global unit of international business, which provides an integral service to customers with a presence in different countries and supports their expansion in attractive markets, such as Latin America and Poland.

The Bank also launched specific initiatives in 2012 to support customers in those countries with a more difficult economic situation. Santander Totta launched Plano Activacão, a EUR 1,500 million credit line to support funding of Portuguese companies. In Spain, the Santander network launched the credit lines Crédito Activación and Plan Exporta, which saw 7,952 SMEs access EUR 944 million in funds and 4,851 exporters loaned EUR 4,263 million.

Learning and continuous improvement

The commercial banking corporate school was created three years ago to boost the retail banking units in the various countries and take advantage of growth opportunities. It works via a global network comprising 600 experts in different business areas who participate in working groups that promote the exchange of experiences and bring together the best business practices that are then adopted by the different countries.

The commercial banking corporate school continued to consolidate its model in 2012. It is active in all the Bank’s countries and has 64 teams in strategic areas focusing on customers and business development.

Moreover, joint working agendas have been put together with the countries to cooperate in the implementation of projects which are based on the Group’s best practices. Sovereign Bank, for example, has implemented a remote advisory unit in its branch network, adapting one of Brazil’s best practices, known as Gestion on line (GOL).

The Sustainability Annual Report provides

more details on customers, products and

services.

    33

ANNUAL REPORT 2012 BANCO SANTANDER’S BUSINESS MODEL

DISCIPLINED USE OF CAPITAL AND FINANCIAL STRENGTH

Capital

Having a strong balance sheet is a priority for Banco Santander. The Bank increased its core capital ratio in 2012 to 10.33%, according to Basel II criteria, and met the requirements of the European Banking Authority for the main European banks ahead of schedule. Banco Santander has not needed any state recapitalisation aid in any of the countries in which it operates.

In the third quarter of 2012, the international consultancy Oliver Wyman, supported by the main auditing firms and real estate valuation companies, made an exhaustive analysis of Spanish banks’ loan portfolios. This exercise was supervised by international institutions such as the European Commission, the European Central Bank and the International Monetary Fund. Even in the most adverse economic scenario considered in the stress test, Santander’s core capital ratio at the end of 2014 would exceed by EUR 25,297 million the minimum required in these stress tests.

Underlining its solvency, Santander is the only Spanish bank with a higher rating than the Spanish sovereign debt by all four main rating agencies. Moreover, it is the only bank in the world with a rating above its sovereign, according to S&P.

Liquidity

Santander funds most of its lending with customer deposits, maintains comfortable access to wholesale financing and has a wide range of

CORE CAPITAL RATIO

(%, according to BIS II criteria)

instruments and markets to obtain liquidity.

In 2012, Grupo Santander continued to improve its liquidity position, as underscored by the improvement in its loan-to-deposit ratio to 113% (96% in Spain), and by issuing EUR 43,000 million of medium and long term debt and securitisations. At the beginning of 2013, the Bank returned EUR 24,000 million taken in December 2011 via the ECB’s Long-Term Refinancing Operation (LTRO).

OLIVER WYMAN STRESS TEST ANALYSIS OF SPANISH FINANCIAL SYSTEM

34

“The international financial crisis has confirmed that prudence in managing different types of risks—not only credit and market risk, but also operational, compliance and liquidity risk—is essential. At Banco Santander, the whole organisation shares this principle, starting with the board of directors, which sets the Bank’s appetite for risk and devotes 25% of its time to risk management.”

PRUDENT RISK MANAGEMENT

Prudence in risk management has been a hallmark of Banco Santander for more than 150 years. Of note among its corporate risk management principles is the independence of the risk function from business lines. Matías Rodríguez Inciarte, head of the Group’s risk division and chairman of the risk committee, reports directly to the executive committee and to the board. The board sets the Group’s risk appetite at a medium-low level.

More than 80% of Grupo Santander’s risk comes from retail and commercial banking. The Bank has a high degree of diversification in risk and avoids excessive concentration in customers, business groups, industries, products and geographic areas.

Risk management in 2012

The Group’s non-performing loan (NPL) ratio increased to 4.54% in 2012 and is below the financial sector’s average in almost all the countries in which it operates. The coverage ratio rose to 73%. The NPL ratio in Spain stood at 6.74%, well below the sector’s average.

Santander set aside EUR 6,140 million of provisions for real estate assets in Spain in 2012, exceeding the requirements under the Spanish government’s new rules. Real estate coverage, including outstanding risk, increased from 22% in 2011 to 47% in 2012. Following provisions made in 2012, the real estate provisioning is effectively completed.

Santander reduced its net exposure to real estate risk by EUR 28,500 million in the last four years. The reduction was particularly intense in 2012, with net exposure decreasing by EUR 12,400 million and the stock of foreclosed properties falling by EUR 714 million. Exposure to the real estate sector in Spain, net of provisions, represented 1.7% of the Group’s total lending at the end of 2012.

    35

ANNUAL REPORT 2012 BANCO SANTANDER’S BUSINESS MODEL

GEOGRAPHIC DIVERSIFICATION

36

Rest of Europe
2%
United Kingdom
13%
Poland
5%
Germany
4%
Portugal
1%
Spain
15%

    37

ANNUAL REPORT 2012 BANCO SANTANDER’S BUSINESS MODEL

“International financial institutions must combine financial flexibility with common operational processes across countries. Santander achieves this with its subsidiaries model, which is generally regarded highly by regulators. It acts as a firewall in the event of a crisis, allows access to local capital and ensures dual monitoring. This model is reinforced by the listing of some of its subsidiaries.”

MODEL OF SUBSIDIARIES

Grupo Santander’s international expansion has been achieved through subsidiaries that are legally independent and autonomous in capital and liquidity:

•	Capital: Local units have the capital required to carry out their activity autonomously and comply with regulatory requirements.

•

Liquidity: Each subsidiary puts together its financial plans and liquidity forecasts, calculating their funding needs, without relying on funds or guarantees from the parent bank. The Group’s liquidity position is coordinated in the asset and liability committees (ALCO).

In 2012, the Bank took a further step in its strategy of listing its main subsidiaries with the flotation of 24.9% of Santander Mexico for EUR 3,178 million, which joined the already-listed units in Brazil and Chile. This transaction was the world’s third largest IPO in 2012 and valued Santander Mexico at EUR 12,730 million at the time of the share placement.

Banco Santander combines the financial flexibility of its subsidiaries with its operations as an integrated group capable of generating important synergies. The corporate systems and policies implemented in all the Group’s companies allow:

•	Cost and revenue synergies to be generated, by developing the Santander commercial banking model through global strategies and sharing best practices between different countries and units.

•	To strengthen the Santander culture, with particular importance attached to global management of risks and on controlling business units.

•	Greater efficiency in lending, through sharing systems on a global basis.

All of this enables the Group to obtain better results than those that would result from the sum of each of the local units independently.

Regulatory and strategic advantages

▶	The autonomy of subsidiaries limits, in times of crisis, contagion among the Group’s various units reducing systemic risk.

▶	Subsidiaries are subject to double supervision and internal control, that is, local and global.

▶	This model facilitates management and resolution of crises while generating incentives for good local management.

▶	Listed subsidiaries:

1.	Allow quick access to capital, while being subject to market discipline.

2.	Facilitate the funding of acquisitions in local markets and are an alternative to investing capital.

3.	Guarantee a high level of transparency and corporate governance and strengthen the brand in the various countries.

38

“Banco Santander understands efficiency as an essential tool to provide value-added products to customers and higher shareholder returns. Banco Santander is constantly striving to improve all its processes and its customer service. Its leadership in technology and operational integration makes Santander one of the most efficient international banks in the world.”

EFFICIENCY

Santander has an IT and operations platform, which enables it to attain a high degree of commercial productivity while getting to know the financial needs of its customers in detail and with a single vision.

The Bank focused on improving processes, business support areas and direct customer attention.

Santander continues to make progress in implementing corporate technological platforms in all its business units, which translates into value creation and cost savings. In May 2012, Sovereign in the US completed the migration of all its customer accounts to the Santander IT Core corporate technological system. In August, the 155 retail banking branches of Santander Bank in Germany also joined this platform.

The Group’s technology and operations model is organised around corporate ‘factories’ that are responsible, among other things, for software development, operations, maintaining Internet and intranet, and purchasing management. These ‘factories’ have a global strategy and have local teams in each country.

Recurring revenue growth, cost control culture and high productivity of branches make Santander one of the world’s most efficient international banks. Its cost-to-income efficiency ratio is 46.1%.

Improvements in efficiency translate into value for clients, such as the zero commissions offered in the We want to be your Bank plan implemented in the Santander branch network in Spain, and the reimbursements and discounts in purchases and direct debits in the 1|2|3 current account in Santander UK.

Banco Santander carries out plans and programmes to improve its energy efficiency, and measures the environmental impact of its businesses. In 2012, Santander achieved the goals of its three-year (2011-2013) energy efficiency plan to reduce consumption of electricity and CO2 emissions.

DATA PROCESSING CENTRES (DPCs)

Spain: Cantabria

Boadilla del Monte (Madrid)

UK: London

Mexico: Queretaro

Brazil: São Paulo

Annual transactions

3 trillion

The DPCs are high security bunkers that process more than three trillion transactions a year and reduce operational risk to a minimum for the Group’s more than 100 million customers.

    39

ANNUAL REPORT 2012 BANCO SANTANDER’S BUSINESS MODEL

THE SANTANDER TEAM

Santander’s team of 186,763 employees worldwide is the bedrock sustaining its business model. Human resources management at the Bank is thus designed to respond to the team’s needs, and ensure that the Bank possess the best international talent to guarantee sustainable growth and results.

The employees’ management model is based on strategic planning of talent and leadership, knowledge and a solid corporate culture.

Leadership with talent

Management of talent and leadership is conducted with an integral focus that enables Santander to select the best professionals for each post and invest in their career and commitment.

As regards external talent, the Bank, through the employer brand initiative Santander could be you, communicates its value offer to attract the best candidates from universities, business schools and networks of professionals throughout the world.

In order to identify and get to know internal talent, Santander has development and mobility committees, which since 2007 have assessed 66% of the Group’s executives, and which were recognised in 2012 by the Corporate Leadership Council (CLC) consultancy as constituting the best international practice for strategic talent planning.

In 2012, Santander extended the Talent development model to new divisions, ensuring that the best professionals for business development are in strategic posts. The new management performance system, with common processes and criteria to assess the Group’s corporate executives, was also put into effect.

Santander has specific programmes, in strategic business areas as well as for key collectives (corporate executives, high-potential professionals and female talent), in order to foster international mobility and skills development.

Knowledge

Santander invested EUR 123.2 million in training programmes in 2012 and each of the 179,282 employees involved received an average of 35.5 hours of training.

In order to promote the exchange of knowledge and best practices between the countries in which the Group operates, Santander has the Santander Knowledge Institute, which develops its activity via corporate schools specialising in key business areas. In 2012, the commercial banking corporate school continued to expand in new countries, while the risks school began its activity in the US and the auditing school adapted their curricula plans to other countries.

In Spain, the Santander Financial Institute (SanFi) was launched, fostered by the University of Cantabria and the Bank, to promote research and generate and disseminate knowledge in the financial sphere.

Training of professionals was underpinned by the Santander Learning IT platform, which operates in eight countries, 148 Group’s companies and has 67,051 users and more than 40 online communities.

Culture of values

New initiatives were implemented via the Santander is you programme in order to continue to make Santander one of the best companies to work for, foster pride in belonging to the Group and disseminate the corporate values. The

40

“An organisation’s future lies in the professionalism, knowledge and the commitment of its workforce. Banco Santander’s board has made attraction, development and retention of the best talent worldwide a priority.”

objective is to make progress in the areas of improvement that professionals have identified in internal and external surveys, such as cooperation, teamwork and recognition.

The 5th Santander is you week, which held in all countries simultaneously between 10 and 16 June, and the 4th Santander is you race, which took place in Mexico, were organized under the slogan, We are a great team.

Santander also promoted its committed volunteers programme, which has mobilized 15,770 volunteers, including participants in the Euros from your payroll programme and in the Santander-PESA study. Thanks to events such the two editions of the Santander solidarity race, the Santander is you week and the cooperation of the Group’s trainers, EUR 250,000 was raised and used to pay for the schooling of 15,557 children in Oaxaca,

Mexico. After achieving this first objective, the programme in Spain is focusing on supporting families most affected by the economic crisis, backing and financing education programmes together with the Red Cross.

The Brazil School project, which strives to improve the quality of teaching in state schools across the country, increased its total number of volunteers by 52% to 3,030.

    41

ANNUAL REPORT 2012 BANCO SANTANDER’S BUSINESS MODEL

SANTANDER AND SUSTAINABILITY

Sustainability for Banco Santander means carrying out its business contributing to economic and social progress in the communities in which it operates, taking care over the impact of its activities on the environment and developing positive, stable relationships with its main stakeholders.

2012 was the 10th anniversary of the introduction of the corporate sustainability plan. This plan was the basis of a clear sustainability strategy that has guided the Group’s activities and has enabled Santander to become one of the main international benchmarks in sustainability.

At Santander, sustainability is integrated into the strategy and business model as well as internal processes and policies, and affects, on a cross-cutting basis, very different spheres.

•     Santander offers its customers responsible and sustainable products and services, tailored to their needs, which meet the best practices in the markets where they are sold and whose distinguishing features are their innovation and technical rigour. These products and services not only take into account financial productivity criteria but also incorporate ethical, social, environmental and good governance aspects.

•   In its risk analysis and decision-making processes, Santander takes into account and evaluates social and environmental aspects. The Equator Principles are applied to project finance operations throughout the Group.

•   Santander measures and controls its environmental footprint in all the Group’s facilities throughout the world and has an ambitious energy efficiency plan.

•     The Bank’s purchasing processes are managed on a coordinated, efficient and sustainable basis, and promote compliance by suppliers with the United Nations Global Compact.

Social investment

Santander promotes access to banking services and financial inclusion in the communities in which it operates, with initiatives designed to cover the needs of the poorest communities with low purchasing power.

Sustainability committee

This committee is the body that ensures sustainability is integrated into the Bank’s business plan. It draws up the Bank’s strategic plans and sustainability policies and submits them for the board’s approval. It is chaired by the chief executive officer and comprises members of the Bank’s business and support divisions.

Sustainability for Banco Santander means:

•   Integrating ethical, social and environmental criteria into the business;

•   Taking a long term view in the development of activities;

•   Maintaining stable and lasting relations with the main stakeholders in order to understand their expectations and respond to their needs;

•   Anticipating the challenges of the changing environment;

•   Having the best corporate governance, and;

•   Contributing to social and economic progress in the communities in which it develops its business.

The Bank’s main activities in corporate social responsibility are set out in the sustainability report

42

“Santander’s commitment to higher

education is a great value in itself. The

Bank believes in universities and, as a

result, invests in value and knowledge,

contributing to the prestige of higher

education in all the countries where the

Group operates.”

Santander Universities

The Bank’s investment in corporate social responsibility is mainly earmarked for higher education. Santander is convinced that this is the best way to contribute to the economic and social development of the countries in which it operates.

The Santander Universities global division manages Banco Santander’s commitment to higher education. Over the past 16 years, it has forged a long term strategic alliance with universities that is unique in the world. Banco Santander contributed EUR 130 million to cooperation projects with universities in 2012.

Santander cooperates with universities in launching projects to improve education, internationalisation, the mobility of students and teachers, innovation, the transfer of knowledge to society and fostering and promoting the entrepreneurial culture in universities.

This cooperation is articulated through integral agreements of support for international programmes of interuniversity cooperation, promoting and cooperating with international academic networks and supporting global projects.

Santander Universities in 2012

•	Signing of the 1,000th university cooperation agreement. Forty new cooperation agreements effected with universities in Germany, Poland and the United Kingdom.

•

Launch of the second edition of the programme of 5,000 grants for work experience in SMEs and programmes to foster the international mobility of young post graduates and researchers and strengthen the exchange of students between the UK, the US and Latin America.

•	Consolidation of the Santander Latin America scholarships programme, first presented at the 2nd Meeting of University Rectors in Guadalajara, Mexico, in 2010.

•	The 8th Santander Universities prizes for innovation and entrepreneurship were awarded in Brazil, with 10,260 projects presented, and the editions in Mexico, Argentina, Chile and Puerto Rico.

•

The Santander International Entrepreneurship Centre, in cooperation with the University of Cantabria and the regional government, was launched and the first Latin American university entrepreneurial forum held.

•	Launch of the financial culture and education programme.

•	Universia published in 2012 a total of 2,455,978 job offers and registered 12,339,588 employment requests in the portals of the local community.

130

million euros for universities.

1,027

cooperation agreements with universities in 20 countries on four continents.

Scholarships and grants

43,657

scholarships and grants awarded for studies in 2012.

Universia

1,242

universities form part of Universia.

    43

ANNUAL REPORT 2012 BANCO SANTANDER’S BUSINESS MODEL

“In banking, where confidence is

vital, the image and reputation of an

institution makes a huge difference.

Banco Santander is perceived as a

strong and solid bank in all the markets

in which it operates. This is the best

reflection of its corporate culture and

global reach.”

THE SANTANDER BRAND

Santander was the 4th most valuable financial brand in the world in 2012, according to the Brand Finance ranking, and is associated with internationalisation, leadership and strength. The brand is home to the Group’s identity and values, and expresses a unique international positioning which sets Santander apart.

Strategic corporate marketing and brand committee

The corporate committee of corporate marketing and brand, chaired by the Bank’s chief executive officer, approves the marketing plans for countries and global businesses; validates their budgets; monitors the image of the brand and, together with the corporate area of clients and quality, customer satisfaction. It also oversees the positioning of the single brand and ensures that all the Group’s advertising and marketing activities are consistent and create value. The human resources division also participates in the committee, as it is the key for involving employees, and the commercial banking school as it is the conveyor belt of the Group’s best practices between countries.

Santander began a global brand unification process back in 2004. It led to the brand being installed in all the Group’s banks. This process will continue in 2013 with the integration of Banesto and Banif into the Santander brand in Spain, and with the change of Sovereign’s brand in the US.

Corporate sponsorship

Corporate sponsorship continues to be a key plank in making the brand better known and thus continuing to consolidate Santander’s international position. Support for sport is part of the Bank’s commitment to society and it identifies strongly with the sporting values of teamwork, innovation and leadership.

•

In 2012, Santander announced it would extend its alliance with the Formula 1 Ferrari team until 2017, thanks to an agreement that gives the Santander brand a greater presence on the car. Sponsorship of the two McLaren drivers is also maintained.

•

In Latin America, Santander consolidated its positioning as the ‘football bank’ by sponsoring the region’s main championships, both for clubs (Copa Libertadores, Copa Sudamericana and Recopa Santander Sudamericana) as well as for national teams (Copa América).

44

2 RESULT IN 2012

ANNUAL REPORT 2012 RESULTS IN 2012

GRUPO SANTANDER RESULTS

2012 highlights

Grupo Santander carried out its business against an economic backdrop of crisis in developed markets, a tenuous recovery in emerging countries and uncertainty in equity and debt markets, particularly in Europe.

▶	Pre-provision profit (net operating income) increased 1.6% to a new record of EUR 23,559 million.

▶	A total of EUR 18,806 million was assigned to provisions (EUR 12,666 million to the Group’s loan-loss provisions and EUR 6,140 million to real estate exposure in Spain).

▶	Santander met 100% of the real estate provisions required by the new rules in Spain.

▶	Santander is one of the world’s most efficient international banks.

▶	The core capital ratio increased to 10.33% (BIS II criteria) and the liquidity position remained comfortable.

Recurrent revenues

Grupo Santander’s commercial banking business model, together with its geographic diversification, enabled it to maintain notable growth in revenues. Gross income increased 2.2%, spurred by the most commercial revenues, such as net interest income, fee income and insurance.

Outstanding loans declined in Spain and Portugal because of the weak demand, which was partly offset by growth in Brazil, Mexico, Chile, Poland and the United States, and lending to SMEs in the United Kingdom. Deposits were virtually stable, with a noteworthy EUR 22,000 million captured in Spain.

Costs grew 2.9%, due to investments in technology and the branch networks in Latin America and the United States. In developed countries, such as Spain and the United Kingdom, costs maintained a downward trend. The Group’s efficiency ratio ended 2012 at 46.1%, one of the best among international banks.

46

The good performance in revenues, coupled with control of costs, pushed up pre-provision profit (net operating income) by 1.6% to EUR 23,559 million.

Provisions and writedowns

Loan-loss provisions made in 2012 amounted to EUR 12,666 million, as a result of lending growth in emerging countries and the rise in non-performing loans in certain countries (Spain, Brazil and Chile).

Ordinary profit was EUR 5,251 million, after deducting loan-loss provisions, taxes and minority interests. After EUR 1,064 million of net capital gains during the year (mainly from the sale of businesses in Colombia and the reinsurance of the life assurance portfolio in Spain and Portugal) is added to this, and EUR 4,110 million of special net provisions for real estate exposure in Spain is deducted, the accounting profit is EUR 2,205 million, down 59% for the year.

Balance sheet strength

In 2012, Grupo Santander notably increased its capital and fulfilled, ahead of schedule, the new requirements of the European Banking Authority. The core capital ratio rose by 31 b.p. to 10.33% under BIS II criteria.

During the year, international authorities such as the International Monetary Fund (IMF), and the stress tests conducted by independent consultancies, underscored the strength of Banco Santander’s balance sheet, even in the most adverse scenarios. The Group has a comfortable liquidity position, with a loan-to-deposit ratio of 113% (117% in 2011). Despite the tensions in European debt markets, the Group maintained a high capacity of issuance in the markets, as shown by the EUR 43,000 million of medium- and long-term debt and securitisations issued in the markets in 2012.

The NPL ratio increased to 4.54% and remained below the sector’s average in almost all the countries where Santander operates. NPL coverage increased to 73%. The exposure to the real estate sector in Spain, net of provisions, was reduced by EUR 12,400 million in 2012, with declines in both lending to this sector as well as in foreclosed properties.

    47

ANNUAL REPORT 2012 RESULTS IN 2012

RESULTS BY COUNTRIES AND BUSINESSES

SPAIN

Santander generated profit in Spain of EUR 1,290 million. It is the country’s largest financial group, with a market share of 12.5% in loans and 15.3% in savings. It has commercial and wholesale banking businesses, consumer finance and online banking (OpenBank). During 2013, the branch networks of Banesto and Banif (private banking) will come under the Santander brand.

PRE-PROVISION PROFIT

(NET OPERATING INCOME)

Million euros

Contribution to the Group’s profit

(*)	Includes 1.9 million Santander Consumer Finance customers
(**)	million euros

2012 highlights

g	In a very unfavourable economic and financial environment, Santander’s strategy in Spain focused on:

•	Capturing deposits (more than EUR 22,000 million captured with a gain in market share of 2.2 percentage point in the year).

•	Selective growth in lending toward sectors such as SMEs and exporters, with a special credit line of EUR 4,000 million that benefited 8,000 SMEs and 5,000 exporters.

•	The sharp reduction in exposure to the real estate and construction sectors (down EUR 12,400 million in net terms and, with coverage increased to 47%).

•	The improvement in liquidity (the loan-to-deposit ratio dropped to 96%).

g	Gross income grew 4.9% and costs declined 2.4%, enabling net operating income to rise 11.6%. The non-performing loans (NPL) ratio increased to 6.74%, although it was still well below the sector’s average, while coverage rose to 71% (+25 points on 2011).
g	The Santander branch network attracted 850,000 new customers in 2012. We want to be your Bank, Santander network’s strategic plan exempting linked customers from service charges, expanded its advantages with discounts and offers in alliance with top Spanish brands.

g	In 2012, 214,000 new loans were made for a total of EUR 29,000 million (+16%).

g	Banco Santander was particularly sensitive toward customers in difficulties because of the crisis. More than 21,000 clients took advantage of the mortgage moratorium launched in the summer of 2011 and benefited from a significant reduction in their repayments for three years.

48

Integration of commercial networks in Spain

Banco Santander announced in December that it will integrate Banesto and Banif, thus unifying its business brands in Spain. This transaction takes place in the context of the deep restructuring of the Spanish financial sector, which is producing a significant decline in the number of players and the creation of larger banks.

After the networks are integrated, Santander will have 4,000 branches in Spain under the same corporate identity; corporate and private banking will be strengthened and cost and revenue synergies are expected to come to EUR 520 million before tax by the third year. Cost synergies will come from the closure of 700 branches and from the integration of central services.

Banesto has been part of Grupo Santander since 1994. The transaction will be carried out through a merger by absorption. Banesto’s minority shareholders, who hold 10.26% of the share capital, will receive Banco Santander shares in circulation with a premium of 24.9% over the share price on December 14. The merger will generate value right from the start and lift Banco Santander’s earnings per share by 3% in the third year on the market consensus.

The customers of Santander, Banesto and Banif will benefit from this merger as they will have access to a much larger branch network and an expanded range of products and services.

INTEGRATION CALENDAR

2012

17 December 2012

Banco Santander’s board approves the proposal to integrate.

2013

9 January 2013

The boards of Banco Santander and Banesto approve the planned merger project and inform the National Securities Market Commission about the project.

21 March 2013

The transaction is submitted for approval at the AGM of Banesto.

22 March 2013

The transaction is submitted for approval by Banco Santander AGM.

April 2013

Regulatory and administrative authorisation expected.

May 2013

Completion of legal merger between the banks and delivery of Banco Santander shares to Banesto’s minority shareholders. The transition to the Santander brand begins in Banesto’s branches.

During 2013

Operational and brand integration.

The transaction will be submitted for approval to the annual general meeting of shareholders in March 2013. The legal merger of Santander and Banesto will be completed in May 2013, at the end of which year the operational and brand integration will have been completed.

Network of

4,000

branches and

6,000

cashpoints

under the same Santander corporate identity.

Synergies of

520

million euros

Earnings per share

+3%

as of the third year

49

ANNUAL REPORT 2012 RESULTS IN 2012

POLAND

Bank Zachodni WBK obtained an attributable profit of EUR 330 million in 2012, 21.1% up on the year before in local currency and on a like-for-like basis.

2012 highlights

g	Santander carries out its commercial banking business in Poland through Bank Zachodni WBK, which has the country’s third largest branch network (519), and EUR 21,300 million of loans and customer funds. Santander also carries out consumer finance business, through Santander Consumer Bank Poland.
g	In 2012, net loans to customers rose by 5% in local currency and deposits dropped 1%. The loan-to-deposit ratio was 87% and the efficiency ratio improved to 43.9%.

g	Bank Zachodni WBK’s business model focuses on retail customers and strong support for SMEs, complemented by a notable presence in asset management, brokerage of securities and leasing.

g	In January 2013, Grupo Santander and the Belgian group KBC Bank merged their two subsidiaries in Poland (Bank Zachodni WBK and Kredyt Bank). This transaction consolidates the Group’s Polish subsidiary as the country’s third largest bank by revenues and profits. Its 800 branches will serve more than 3.5 million individual customers.

Branches: 519

Customers (million): 2.5

Loans: 9,732(*)

Deposits: 11,217(*)

Attributable profit: 330(*)

(*)	million euros

PORTUGAL

Santander Totta is the third largest private sector bank by assets and the leader in terms of attributable profit generated in Portugal, which in 2012 amounted to EUR 124 million, a fall of 28.7%.

2012 highlights

g	Santander’s business in Portugal focuses on commercial banking, with 667 branches, 2 million customers and a market share of 10%.

g	In 2012, revenues rose 6.7% despite the country’s recession, while costs fell 4.8% . As a result, net operating income increased 20.4% and the efficiency ratio was 48.6%. Provisions increased because of the growth in non-performing loans in a difficult economic environment.

g	The Bank’s deposits rose 2% and loans declined 9%. The loan-to-deposit ratio improved to 108%.

g	Santander’s business strategy centred on the segment for companies (with a market share of 17%), with initiatives such as the Programa Top Exporta, which supports internationalisation, and the Plano Activação, a credit line for companies of EUR 1,500 million. Of note was the Bank’s significant involvement in the Portuguese government’s credit programmes: PME Investe and PME Crescimento.

Branches: 667

Customers (million): 2.0

Loans: 25,960(*)

Deposits: 23,971(*)

Attributable profit: 124(*)

(*)	million euros

50

SANTANDER CONSUMER FINANCE

Santander Consumer Finance (SCF) recorded attributable profit in 2012 of EUR 727 million, up 9%. SCF is a leader in consumer finance, operating in 13 European countries, including Germany.

Santander Consumer Finance specialises in auto finance and also offers other products such as personal loans, loans to buy durable goods and credit cards.

Its business model is based on providing financial solutions through more than 112,000 dealers. In 2012, SCF strengthened the model’s key components: diversification, leadership in key markets, efficiency, risk control and recoveries, and its single pan-European platform.

2012 highlights

g	The division obtained solid results in a weak European consumer environment. Gross income dropped 2.2% and costs rose by 4.0% as the franchise was developed. This was offset by lower loan-loss provisions, which were down -11.7%, thanks to the enhanced loan quality.

g	The NPL ratio improved for the third year running and ended 2012 at 3.90%. Coverage ratio remained virtually unchanged (110%).

g	Gross lending amounted to EUR 59,212 million, in line with the end of 2011. New loans in 2012 totalled EUR 21,720 million (+1%), with rises in all segments, particularly used cars (+6%) and durable goods (+10%).
g	SCF maintained a high level of deposits (EUR 31,892 million), which gave it considerable funding stability. Wholesale funding via securitisations also performed well and diversified into new markets: Benelux, Denmark, Finland and Sweden.

Germany

Santander has 296 branches and 6.5 million customers in Germany, where it is the consumer finance leader and also carries out retail banking businesses. Germany accounted for 52% of SCF’s profits and 4% of the Group’s total.

New lending (+5%) and the high level of deposits (EUR 29,737 million) reflect the consolidation of the business model in the German market.

In 2012, installation of the Partenon IT platform in commercial banking branches was completed.

LENDING

By countries

PRE-PROVISION PROFIT (NET OPERATING INCOME)

Million euros

Branches: 629

Customers (million): 12.3

Lending: 56,683(*)

Deposits: 31.892 (*)

Attributable profit: 727(*)

(*)	million euros

    51

ANNUAL REPORT 2012 RESULTS IN 2012

UNITED KINGDOM

Santander UK’s attributable profit was EUR 1,175 million in 2012 (10.2% lower than in 2011 in local currency). It is the country’s third largest bank by retail deposits and the second by home mortgages, with market shares of 9.4% and 13.1%, respectively.

2012 highlights

g	Santander UK focuses its activity on the United Kingdom: almost 99% of customers’ assets come from the UK and 85% of loans are residential mortgages. The Bank has 1,189 branches and 35 regional business centres servicing 26 million customers.

g	Revenues fell 17.5% in sterling because of low interest rates and the higher cost of funds, together with the maturity of interest rate hedges made in previous years. Costs fell 1.3%, despite inflation and investments in retail and business banking. As a result, pre-provision profit dropped 30.4%. Loan-loss provisions increased 22.8%, which lifted coverage by five percentage points.

g	The Bank reached a volume of new mortgage loans of £14,605 million in 2012. Loans to SMEs rose 18% and deposits in current accounts by 32%, thanks to the launch of the 1|2|3 World products (a credit card and a current account with cash reimbursements).

g	Santander UK’s capital remains strong and it has a comfortable liquidity position. The loan-to-deposit ratio improved to 129%.
g	Santander UK’s business strategy centred on becoming a more diversified bank, able to provide all types of services to meet the financial needs of individuals, households and companies.

•	It offers transparent, simple and high valued-added products, forging solid banking relations with customers.

•	It continued to make progress in the organic growth of business banking by expanding the network of corporate business centres.

•	The Bank remained very disciplined in costs management, always focused on improving the customer experience and quality of service.

g	In October, Santander UK announced it would not go ahead with the agreement to acquire 316 Royal Bank of Scotland corporate banking branches in England, Wales and Scotland.

Branches: 1,189

Customers (million): 26.2

Lending: 250,527(*)

Deposits: 194,452(*)

Attributable profit: 1,175(*)

(*)	million euros

52

BRAZIL

Santander Brazil is the country’s third largest private sector bank by assets and the leader among foreign banks. It posted attributable profit of EUR 2,212 million in 2012, an annual drop of 8.8% in local currency, partly due to a perimeter effect.

Santander’s headquarters in Sao Paulo.

2012 highlights

g	Santander operates in Brazil’s main regions and has a network of 3,788 branches and points of attention, 17,793 ATMs and 27.3 million customers. It has a market share of 9.7% in loans and 7.7% in deposits.

g	Revenues rose by 12.4% in local currency in 2012. Costs rose by 5.5%, due to investments in expanding the business and wage agreements. Net margin increased by 16.6%.

g	The 8.8% decline in attributable profit was due to a 46.2% increase in loan-loss provisions, driven by growth in lending and the moderate rise in non-performing loans, higher taxes and minority interests. If the latter is not taken into account, net consolidaet profit fell by 3.8%.

g	The Bank’s strategy focused on strengthening business in five key segments:

•	Loans grew 6%, in local currency, with the focus on real estate and consumer credit.

•	Loans to SMEs rose 14% on the year before.
•	The balances of credit cards increased 14%, giving a market share of 12.8%. The Bank has 48 million credit and debit cards.

•	In the point-of-sale terminals business, Santander held its leadership position and became the first bank to provide this service to SMEs. In 2012, the number of businesses using them reached 416,000.

•	In auto finance for individuals, various agreements were made with international producers and market share reached 16.3%.

g	Santander Brazil also continued to advance in its objective of fostering relations with customers and improving service quality, based on the strength of its IT platform, the improvement in infrastructure with the opening of new branches and reinforcing the Santander brand in Brazil.

PRE-PROVISION PROFIT

(NET OPERATING INCOME)

Million euros

Branches: 3,788

Customers (million): 27.3

Lending: 74,511(*)

Deposits: 69,849(*)

Attributable profit: 2,212(*)

(*)	million euros

    53

ANNUAL REPORT 2012 RESULTS IN 2012

MEXICO

Santander is the country’s third largest financial group by business volume.

Attributable profit in 2012 amounted to EUR 1,015 million, an increase of 6.2% in local currency.

Santander’s corporate headquarters in Mexico.

2012 highlights

g	Santander Mexico has 1,170 branches and 10 million customers. It has a market share of 13.9% in loans and of 13.7% in bank savings.

g	The results improved in quality and recurrence. Revenues grew 16.9% in local currency, due to optimum management of spreads and fee income. The default rate was 1.94%, while the efficiency ratio stood at 39.7%.

g	Solid growth in lending to strategic segments such as SMEs (+77%), home mortgages (+12%), consumer credit (+21%) and credit cards (+30%) was a noteworthy feature.

g	In the medium- and long-term, the Bank aims to consolidate its strategy of developing commercial banking in strategic segments, taking advantage of the growth potential in banking activity expected for the Mexican economy.

Flotation of Santander Mexico

In 2012, Banco Santander deepened its strategy of listing its main subsidiaries with the flotation of 24.9% of Santander Mexico:

•	This transaction, the third largest in the world in 2012 and the largest in Latin America, raised EUR 3,178 million, and valued Santander Mexico at EUR 12,730 million at the time of the placement.

•	Demand outstripped supply by a factor of five and Santander Mexico’s shares ended the year up 33.8%, underscoring investor interest.

•	The listing of Santander Mexico will strengthen Santander’s growth plans in the country. The Bank will open 200 new branches over the next three years.

Branches: 1,170

Customers (million): 10.0

Lending: 20,384(*)

Deposits: 24,743(*)

Attributable profit: 1,015(*)

(*)	million euros

54

CHILE

Santander Chile is the country’s largest bank in terms of assets and customers. Attributable profit in 2012 amounted to EUR 498 million, down 24.2% in local currency.

2012 highlights

g	Santander’s business in Chile focuses on commercial and retail banking. Some 504 branches serve 3.5 million customers and market shares amount to 19.2% in lending and 17.4% in deposits.

g	The strategy in 2012 concentrated on boosting the commercial franchise, maintaining a comfortable liquidity position and strengthening the capital base.
g	Revenues grew 4.1% and costs 6.1%, resulting in net margin increasing 2.8%. The fall in attributable profit was due to the impact on net interest income of lower inflation and higher loan-loss provisions, in line with the sector’s trend.

g	Global Finance magazine recognised Santander Chile as the Best Bank in Chile. In order to consolidate this position, the bank launched the Commercial Transformation Plan which aims to boost productivity and management efficiency by better segmenting the customer base, streamlining the range of products and active risk management in all the phases of the cycle (admission, monitoring and recoveries).

Branches: 504

Customers (million): 3.5

Lending: 29,677(*)

Deposits: 22,411(*)

Attributable profit: 498(*)

(*) million euros

ARGENTINA

Santander Río is the country’s leading private bank by assets and earnings. Attributable profit was EUR 329 million in 2012, an increase of 16.1% in local currency.

2012 highlights

g	The Bank has a market share of 8.6% in loans and 9.3% in savings.

g	In an environment of lower economic growth, gross income in pesos rose 34.8%, driven mainly by a 46.1% increase in net interest income and a 22.9% rise fee income.
g	The strategy in 2012 centred on attracting and linking customers, particularly medium and high income ones, through a multi-channel network focused on quality of service and customer satisfaction. The number of branches increased 3% and new Select spaces were created to provide services to the most profitable clients.

g	Santander Río was recognised as the Best Company to Work For by the Great Place to Work Institute consultancy.

g	In the medium and long term, Santander Río will focus on improving its efficiency, with new investments in technology and management of costs, and maintain high levels of profitability, based on its leadership position in transaction banking and in growth in lending and savings.

Branches: 370

Customers (million): 2.4

Lending: 5,200(*)

Deposits: 6,256(*)

Attributable profit: 329(*)

(*) million euros

    55

ANNUAL REPORT 2012 RESULTS IN 2012

UNITED STATES

Santander US generated attributable profit of EUR 811 million, down 25.8% in dollars for the year. The Bank conducts commercial and retail banking through Sovereign Bank, and consumer finance via Santander Consumer USA.

Sovereign has 722 branches, 2,268 ATMs and more than 1.7 million customers. The Bank’s business model focuses on retail customers and companies in the US northeast, where it has significant market share. Santander Consumer USA signs, acquires and securitises loans for the purchase of new and used vehicles, and it has an online platform of direct loans to customers through the Internet.

2012 highlights

g	Profit fell by 19.7% because of the reduced stake (from 91.5% to 65%) in Santander Consumer USA (SCUSA) and an extraordinary charge by Sovereign Bank in the framework of an agreement in a contentious issue in relation to an issue of the Bank (Trust Piers) before its acquisition by Santander.

g	In 2012, Sovereign obtained a banking licence to operate nationally. This enables the Bank to offer a wider range of products and services to meet its customers’ needs better. The Bank also completed the integration of the Santander IT Core corporate technology platform, giving it new capacities, improving its efficiency and securing a more solid base for future growth.
g	Key drivers of growth within retail banking included growth in mortgage production gaining market share against competitors as well as an increase in loan production from small businesses in line with the Bank’s strategy to support economic development. Deposit growth continued to be a priority for the Bank and the repositioning of the premier banking package provided favorable results. The year concluded with the full certification of over 50% of the banking branches in the STARR program (Steps to Achieve Remarkable Results), the transformational sales culture program in the branch network.

g	Sovereign continued to improve its credit quality. The NPL ratio declined to 2.29% and coverage increased to 105.9%.

g	The Bank made progress in developing new businesses and products. The integration of new teams at Santander Global Banking & Markets (SGBM) strengthened this activity, doubling lending and revenue volumes.

g	Sovereign will adopt the Santander brand in 2013.

PRE-PROVISION PROFIT

(NET OPERATING INCOME)

Branches: 722

Customers (million): 1.7

Lending: 41,331(*)

Deposits: 38,116(*)

Attributable profit: 811(*)

(*) million euros

56

GLOBAL BANKING & MARKETS

Global Banking & Markets attributable profit was EUR 1,827 million, almost unchanged from 2011.

Santander Global Banking & Markets (SGBM) is the global business unit for corporate clients and institutions that, because of their size, complexity or sophistication, require tailored services or value-added wholesale products. It operates in 22 countries and has 2,597 employees in its local and global teams.

2012 highlights

g	In a volatile year in European sovereign debt markets, SGBM generated strong results in contrast to the weak performance of most euro zone competitors.

g	Recurrent revenues and strict cost management kept the efficiency ratio at 34.2%, a benchmark for its competitors. These results are backed by the soundness and diversification of customer business, which accounts for 87% of gross income, which rose by 1%.

g	SGBM’s business model rests on three pillars: customer-focused, strong global product scope and interconnection with local units.

g	In 2012, Santander Global Banking & Markets followed the Group’s steps in its international expansion in Poland and the US north-east. At the same time, it continued to invest in operational capacities and in distribution of treasury products, paying particular attention to exchange rate and fixed income businesses.
g	SGBM’s medium and long term objectives are to adapt the business model to new market conditions and to the new regulatory framework, and boost market share in low capital consumption and liquidity products.

Large transactions

g	SGBM participated in the flotation of Cemex in Colombia, the largest construction sector listing in Latin America. SGBM was the global coordinator and joint bookrunner of the international tranche of Cemex Latam Holdings.

g	$756 million debt financing for LS Power’s Centinela solar farm. Santander was the global coordinator and bookrunner.

g	Bain Capital’s acquisition of 100% of Atento, Grupo Telefónica’s CRM business unit in Latin America. SGBM was Bain Capital’s advisor.

Customer loans: 69,133(*)
Customer deposits: 66,511(*)
Attributable profit: 1,827(*)
Efficiency ratio (%): 34.2

(*)	million euros

    57

ANNUAL REPORT 2012 RESULTS IN 2012

ASSET MANAGEMENT

Santander has a wide range of savings and investment products which cover various customer needs and are globally distributed by all commercial networks.

This activity revolves around three business areas: Santander Asset Management, for mutual and pension funds, companies and discretional portfolios; Santander Real Estate, specialised in managing property investments, and; Santander Private Equity for venture capital. Santander Asset Management continued in 2012 to develop a global business model supported by local fund managers’ market strength and knowledge.

2012 highlights

g	Profits grew 2.9% and assets under management 11%.

g	The volume managed in global and local institutional mandates in different types of assets increased in 2012, such as Brazilian fixed income, Spanish covered bonds and Latin American fixed income, including mandates on behalf of other Group units.

g	A new Santander Asset Management branch was created in Germany. Progress was made in integrating local fund managers into a holding company, which has already brought together the businesses of Spain, the UK, Argentina and Luxembourg.

g	Santander Asset Management took advantage of the synergies between countries to promote the range of profiled funds, already established in Spain and the UK. These funds were established in Germany via the Luxembourg range, and during 2013 they will be marketed in Mexico, Brazil, Portugal and Poland.

Assets under

management: 153,690(*)

Gross income: 311(*)

Attributable profit: 69(*)

Efficiency ratio (%): 58.4

(*)	million euros

GLOBAL PRIVATE BANKING

Global private banking includes institutions specialised in advice and integral management of the assets of the Group’s high income customers.

Santander Private Banking International conducts business in the United States and Switzerland, as well as Santander Private Banking in Italy. There are also local private banking units in Portugal, Italy, Mexico, Brazil and Chile, which are managed together with the local retail banks. In Spain, during 2013 Banif will be integrated into Banco Santander.

2012 highlights

g	Assets under management rose 15%, thanks to the capture of new business and the rise in the number of customers. Attributable profit was EUR 209 million.

g	Global Private Banking deepened the implementation and adapting of a corporate business model and a common IT platform in the countries where it operates. This enables it to enhance the quality of customer service, ensure portfolios are adjusted to their objectives and align the value offer of all units.

g	Santander’s goal is to become the reference private sector bank in the core markets where it operates, with a sustained increase in managed assets.

Assets under

management: 104,062(*)

Gross income: 726(*)

Attributable profit: 209(*)

Efficiency ratio (%): 48.7

(*)	million euros

58

INSURANCE

Santander Insurance develops products for household protection and savings, which are distributed in branches, by telephone and online. It provides service to more than 15 million customers in 20 countries.

2012 highlights

g	Insurance generated total revenues for the Group (the area’s gross income plus fee income received by commercial networks) of EUR 2,784 million. At constant perimeter revenues rose 2.3%.

g	Activity was focused on completing and segmenting the range of products; creating specific products for SMEs; promoting the strategy for long-term savings insurance and strengthening the range of products through selective agreements with suppliers.

g	In Europe, Santander Insurance shared best practices between different markets, such as the launch of Spain’s 50x2% in Portugal or Poland’s Key Man insurance in Spain.

g	In Latin America, progress was made in consolidating the alliance with the insurer Zurich to carry out bancassurance in Brazil, Chile, Mexico, Argentina and Uruguay.

In addition, in Mexico Santander promoted its in-house auto insurance distribution model, based on aggregators.

g	Santander signed with Abbey Life Assurance Company Limited, a subsidiary of Deutsche Bank, a reinsurance agreement for its life assurance in Spain and Portugal. This agreement contributed a one time gain of EUR 435 million.

g	Santander and the insurer Aegon agreed to form a strategic alliance to boost bancassurance business in Spain through the Santander and OpenBank networks. This transaction is expected to generate a capital gain of EUR 410 million. Savings, health and auto insurance will continue to be managed by Santander.

Total revenues: 2,784(*)

Gross income: 556(*)

Attributable profit: 314(*)

(*)	million euros

MEANS OF PAYMENT

Santander Cards offers credit and debit cards, as well as services for capturing and processing payments in shops. It manages 106 million cards. In 2012, it contributed 10% of the Group’s total gross income.

This unit uses a global methodology in 16 countries, which share a common technology platform, a standardised risks model and global management and training tools.

2012 highlights

g	The Santander Innova programe created to foster vanguard technologies for products and services was developed. This innovative platform includes the world’s first pilot programme of multi brand mobile payments (Visa and MasterCard) with NFC technology developed at Grupo Santander City.

g	In 2012, continued the strong business drive, promoting the signing of corporate agreements such as the alliance with Iberia in Spain and with

JetBlue in Puerto Rico. More than 500,000 Ferrari cards were also issued in Spain, Portugal, Germany, Mexico, Brazil, Chile and Uruguay. New loyalty programmes were also created, such as Esfera in Brazil and Twist in Mexico, and new products launched, such as the 321 card in Chile and Unlimited in Mexico.

g	Santander Cards continued to make progress in implementing its model in new countries such as Poland and the United States where a platform was created for the next launch of the in house credit business.

Total number of credit cards

(million): 33

Total number of debit cards

(million): : 73

Lending: 16,092(*)

Gross income: 4,795(*)

(*)	million euros

Not including Banesto, Santander Consumer Finance or Openbank.

    59

CORPORATE GOVERNANCE REPORT

“Banco Santander has a board of directors and balanced well-versed in the business”

Emilio Botín,

Chairman

5th International Banking Conference,

15 November 2012

Balanced and committed board.

▶	Of 16 directors, 11 are non-executive and 5 are executive.

Equality of rights of shareholders.

▶	Principle of one share, one vote, one dividend.

▶	No defensive mechanisms in By-laws.

▶	Encouragement of informed participation at meetings.

Maximum transparency, particularly as regards remuneration.

A corporate governance model recognised by socially responsible investment indexes.

▶	Santander has been included in the FTSE4Good and DJSI index.

MAIN ACTIVITIES OF THE BOARD ON MATTERS RESERVED THERETO

Board activities

•	The board held 11 meetings during 2012.

•	The chief executive officer submitted to the board 10 management reports in 2012 and the third vice-chairman and head of the risk division submitted another 10 risk reports.

•	Each of the heads of internal and external audit reported to the board through their participation in meetings of the audit and compliance committee and of the full board.

•	The shareholders at the general shareholders’ meeting approved the corporate management of the Bank in 2011 with a 98% favourable vote.

Changes in the composition and size of the board

•	In January 2012, Mr Francisco Luzón resigned as director and executive vice-president of the Bank in charge of the Americas division. On occasion of the general shareholders’ meeting held on 30 March 2012, Mr Antonio Basagoiti, Mr Antonio Escámez, and Mr Luis Alberto Salazar-Simpson left the board, Ms Esther Giménez-Salinas was appointed as a director, and Mr Vittorio Corbo, named in July 2011 to fill the vacancy left upon the death of Mr Luis Ángel Rojo, was ratified and re-elected as a director.

With these changes the board is currently composed of 16 members, of which 3 are women.

Shareholder remuneration

•	As regards dividends, in 2012 the board maintained the same compensation per share as in the previous three financial years, i.e., 0.60 euro.

Director remuneration policy

•	In 2012, the board submitted the report regarding the director remuneration policy to the shareholders at the general shareholders’ meeting held on 30 March, as a separate item on the agenda and as a consultative matter; 88.4% of the votes were in favour of the report.

Director remuneration

•	The total remuneration of directors for 2012 is 35% less than for 2011.

By-law-mandated payments

•	The board agreed during the year to reduce the annual allocation to which the board members are entitled, for the performance of supervisory and collective decision-making duties, by 15% vis-à-vis the amounts received the prior year, which in turn had been 6% lower than those paid for the results in 2010. It has also been resolved that, as of 1 January 2013, the amounts paid as attendance fees, which have been the same since 2008, shall remain unchanged.

Remuneration of executive directors

•	The board decided to maintain the fixed remuneration payable for 2013 and to make a make an average 38% reduction in the variable remuneration paid for 2012.

Financial information periodically published by the Bank

•	The board approved the quarterly financial information, the annual accounts, and the management report for 2012, in addition to other documents such as the annual report, the sustainability report, the prudently significant information (Pillar III), the annual corporate governance report, and the reports of the audit and compliance and appointments and remuneration committees.

1. OWNERSHIP STRUCTURE

Number of shares and significant interests

Number of shares

In 2012, the Bank carried out nine capital increases, for a total of 1,412,136,547 shares, representing 13.68% of the share capital at year-end 2012.

The first two increases, as well as those of 31 July and 2 November, were carried out within the framework of the Santander Scrip Dividend (Santander Dividendo Elección) programme, involving an 8.65% increase in share capital at year-end 2012, with the remainder carried out in order to accommodate the conversion of Valores Santander.

	Number of shares	% of s.c.(*)
31 January	167,810,197	1.626
2 May	284,326,000	2.755
7 June	73,927,779	0.716
5 July	193,095,393	1.871
31 July	218,391,102	2.116
7 August	37,833,193	0.367
6 September	14,333,873	0.139
9 October	200,311,513	1.941
2 November	222,107,497	2.152

Total	1,412.136.547	13.682

(*)	Share capital at year-end.

The Bank’s share capital at 31 December 2012 was represented by 10,321,179,750 shares, whose value per the listing price on Spain’s Electronic Trading System (continuous market) of the Spanish stock exchanges at such date was 62,959 million euros.

All shares carry the same economic, voting and related rights.

Significant interests

No shareholder held significant interests (of more than 3% of the share capital* or interests that would permit a significant influence on the Bank) at 31 December 2012.

The interests held by State Street Bank & Trust (8.31%), Chase Nominees (7.74%), The Bank of New York Mellon (5.34%), EC Nominees Ltd. (5.27%), and Caceis Bank (3.10%), which were the only ones in excess of 3%, were held by them on behalf of their customers. The Bank is not aware of any of them holding individual stakes of 3% or more of its share capital.

Bearing in mind the current number of board members (16), the percentage of capital needed to exercise the right to appoint a director, in accordance with article 243 of the Spanish Companies Act (Ley de Sociedades de Capital) on proportional representation, is 6.25%

(*)	Limit set by Royal Decree 1362/2007, of 19 October, for purposes of the annual corporate governance report.

Shareholder agreements and other significant agreements

Section A.6 of the annual corporate governance report, which forms part of the management report, contains a description of the shareholder agreement (pacto parasocial) executed in February 2006 by Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr Emilio Botín-Sanz de Sautuola y O’Shea, Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea, Simancas, S.A., Puente San Miguel, S.A., Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L., Unipersonal, providing for the syndication of the shares of the Bank held by them or in respect of which they have voting rights. Such agreement was also reported to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (CNMV) as a significant event and is described in the public records thereof.

On 3 August and 19 November 2012, Banco Santander reported to the CNMV as material fact notices that it had been formally notified of amendments to this shareholder agreement with regard to the signatories thereto, as described below:

Shares included in the syndication

The syndication includes a total of 79,282,334 shares of the Bank (0.768% of its share capital) broken down as follows:

Signatories to the shareholder agreement	Number of shares
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	6,365,296
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea(1)	13,207,720
Mr Emilio Botín-Sanz de Sautuola y O’Shea(2)	13,567,504
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea(3)	16,279,089
Ms Paloma Botín-Sanz de Sautuola y O’Shea(4)	7,811,706
Ms Carmen Botín-Sanz de Sautuola y O’Shea	8,622,491
Puente San Miguel, S.A.	3,275,605
Latimer Inversiones, S.L.(5)	553,508
Cronje, S.L., Unipersonal	4,024,136
Nueva Azil, S.L.	5,575,279

Total	79,282,334

(1)	7,971,625 shares indirectly through Bafimar, S.L.
(2)	3,024,727 shares indirectly through Leugim Bridge, S.L. and 1,500,000 shares through Jardín Histórico Puente San Miguel, S.A. which is wholly-owned by the former.
(3)	4,652,747 shares indirectly through Inversiones Zulú, S.L. and 6,794,391 shares through Apecaño, S.L.
(4)	6,628,291 shares indirectly through Bright Sky 2012, S.L.
(5)	Bare ownership of 553,508 shares corresponds to the Marcelino Botín Foundation (Fundación Marcelino Botín), but voting rights are assigned to Latimer Inversiones, S.L. as beneficial owner thereof.

In all other respects the shareholder agreement executed in February 2008 remains unchanged.

The aforementioned significant events may be viewed on the Group’s corporate website (www.santander.com).

    63

ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Treasury shares

Key data

At 31 December 2012, the Bank held 48,893,603 treasury shares, representing 0,474% of its share capital at year-end 2012; at 31 December 2011, there were 42,192,066 treasury shares, representing 0.474% of the Bank’s share capital at such date.

The following table sets out the monthly average percentages of treasury shares in 2012 and 2011.

MONTHLY AVERAGE PERCENTAGES OF TREASURY SHARES(1)

% of the Bank’s share capital(2)

	2012	2011
January	0.365	0.289
February	0.184	0.126
March	0.362	0.324
April	0.588	0.701
May	1.372	0.630
June	1.211	0.404
July	1.228	0.271
August	1.822	0.253
September	1.470	0.382
October	0.912	0.621
November	1.999	0.643
December	1.180	0.446

(1)

Further information in this regard is included in section A. 8 of the annual corporate governance report, which forms part of the management report, and in the capital and treasury share section of this latter report.

(2)	Monthly average of daily positions of treasury stock.

The transactions in treasury shares carried out by companies belonging to the consolidated Group in the interest thereof during financial year 2012 entailed the acquisition of 1,267,816,686 shares, equal to a nominal amount of 633.9 million euros (actual amount of 6,956.7 million euros), and the sale of 1,261,115,148 shares in the nominal amount of 630.6 million euros (actual amount of 7,034.0 million euros).

The average purchase price of shares of the Bank in financial year 2012 was 5.49 euros per share, and the average sale price of shares of the Bank in such financial year was 5.58 euros per share. The effect on equity (net of taxes) generated by transactions carried out during the financial year with shares issued by the Bank was equal to a profit of 85 million euros, which was recorded in the Group’s equity section under Shareholders’ equity – Reserves.

Authorisation

The current authorisation for transactions in treasury shares arises from resolution no. 5, adopted by the shareholders acting at the general shareholders’ meeting held on 11 June 2010, item II), of which reads as follows:

“To grant express authorisation for the Bank and the subsidiaries belonging to the Group to acquire shares representing the share capital of the Bank for valuable consideration in any manner permitted by Law, within the limits of the Law and subject to all legal requirements, up to a maximum number of shares —including the shares they already hold— equal to 10 per cent of the share capital existing at any given time or such greater maximum percentage as is established by the Law while this authorisation is in effect. Such shares shall be fully paid-in at a minimum price per share equal to the par value thereof and a maximum price of up to 3 per cent over the last listing price for transactions in which the Bank does not act on its own behalf on the Continuous Market of the Spanish stock exchanges (including the block market) prior to the acquisition in question. This authorisation may only be exercised within five years of the date of the general shareholders’ meeting. The authorisation includes the acquisition of shares, if any, that must be delivered directly to the employees and managers of the Company, or that must be delivered as a result of the exercise of the options held by them.”

Treasury share policy

At its meeting of 11 June 2010, the board of directors adopted the current resolution on treasury share policy, which was published on the Group’s website (www.santander.com) and which governs aspects such as the purposes thereof, persons authorised to carry out treasury share transactions, general guidelines, prices, time limits, and reporting obligations.

The aforementioned policy excludes the use of treasury shares as a defensive mechanism.

64

Resolutions in effect regarding the possible issuance of new shares or of bonds convertible into shares

The additional authorised capital amounts to 2,269,213,350 euros, pursuant to the authorisation of the shareholders acting at the annual general meeting held on 30 March 2012. The period available to the directors of the Bank to carry out and make capital increases up to such limit expires on 30 March 2015. The resolution gives the board the power to exclude pre-emptive rights in whole or in part, pursuant to the provisions of article 506 of the Companies Act (Ley de Sociedades de Capital), though such power is limited to capital increases carried out pursuant to this delegation up to 907,685,340 euros.

In addition, the shareholders acting at the annual general meeting held on 30 March 2012 approved the following resolutions in connection with the content of this section:

1.	Four share capital increases in the maximum market amounts of 2,230 million, 1,630 million, 1,690 million and 1,750 million euros, respectively, within the shareholder compensation scheme (Santander Scrip Dividend) whereby the Bank offers the shareholders the possibility of receiving shares under a scrip issue for an amount equal to the dividends on the quarterly dates on which they are customarily paid.

For such purposes, at 31 December 2012, the first three authorisations described in the previous section had been implemented, with capital increases with a charge to reserves taking place on 2 May, 31 July and 2 November 2012. The number of shares having a nominal value of 0.5 euro each which were issued in each case under the three capital increases by means of a scrip issue was 284,326,000, 218,391,102 and 222,107,497, accounting for a total of 7.023% of the Bank’s share capital at year-end 2012.

2.	Delegation to the board of directors, in accordance with the general rules on issuance of obligations and pursuant to the provisions of article 319 of the Regulations of the Commercial Register (Reglamento del Registro Mercantil), of the power to issue, on one or more occasions, debentures, bonds, preferred shares and other fixed-income securities or debt instruments of a similar nature in any of the forms allowed by law and convertible into and/or exchangeable for shares of the Bank. Such delegation also includes warrants or similar securities that may directly or indirectly carry the right to subscribe for or acquire shares of the Bank, whether newly-issued or already outstanding, payable by physical delivery or through set-off.

The issuance or issuances of securities carried out pursuant to this delegation come to the aggregate maximum amount of 8,000 million euros or the equivalent thereof in another currency, and the period available to the directors of the Bank within which to implement this resolution expires on 30 March 2017.

3.	Delegation to the board of directors, pursuant to the provisions of article 297.1.a) of the Companies Act, of the broadest powers such that, within one year of the date on which the aforementioned shareholders’ meeting is held, it may set the date and the terms and conditions, as to all matters not provided for by the shareholders themselves, of a capital increase in the amount of 500 million euros. If the board does not exercise the powers delegated thereto within the period established by the shareholders for implementation of this resolution, such powers shall be rescinded.

* * *

Following year-end, the fourth authorisation, described in the first paragraph, were used via capital increases with a charge to reserves on 30 January 2013. The number of shares issued, having a nominal value of 0.5 euro each, was 217,503,395.

On 31 January 2013, Banco Santander communicated as relevant fact the timetable foreseen for the application of the Santander Scrip Dividend programme, to take place on the date on which the 2012 annual complementary dividend is usually paid, in April/May 2013. This application is subject to the general shareholders’ meeting of 22 March approving the corresponding agreement to increase the amount of freed capital increase, which will in this respect be submitted to the board of directors.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

2.	BANCO SANTANDER BOARD OF DIRECTORS*

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos

CHAIRMAN

Executive director

Born in Santander (Spain) in 1934.

Joined the board in 1960.

Graduate in Economics and Law.

Committees of the board of which he is a member

Executive (chairman)

International (chairman)

Technology, productivity and quality (chairman)

Mr Alfredo Sáenz Abad

SECOND VICE-CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Executive director

Born in Getxo (Biscay) in 1942.

Joined the board in 1994.

Graduate in Economics and Law.

Other significant positions: former chief executive officer and first vice-chairman of Banco Bilbao Vizcaya, S.A. and chairman of Banco Español de Crédito, S.A. (Banesto).

Committees of the board of which he is a member

Executive

International

Technology, productivity and quality

Mr Fernando de Asúa Álvarez

FIRST VICE-CHAIRMAN

Non-executive (independent) director

Born in Madrid (Spain) in 1932.

Joined the board in 1999.

Graduate in Economics, Information Technology, Business Administration and Mathematics.

Other significant positions: former chairman of IBM Spain, of which he is currently honorary chairman. He is a non-executive vice-chairman of Técnicas Reunidas, S.A.

Committees of the board of which he is a member

Executive

Risk (vice-chairman)

Audit and compliance

Appointments and remuneration (chairman)

Technology, productivity and quality

Mr Matías Rodríguez Inciarte

THIRD VICE-CHAIRMAN

Executive director

Born in Oviedo (Spain) in 1948.

Joined the board in 1988.

Graduate in Economics, and Government Economist.

Other significant positions: former minister of the Presidency of the Spanish Government (1981-1982). He is the chairman of the Príncipe de Asturias Foundation, non-executive chairman of Banco Santander Totta and a non-executive director of Banesto, of Sanitas, S.A. de Seguros and of Financiera Ponferrada, S.A., SICAV.

Committees of the board of which he is a member

Executive

Risk (chairman)

*	Unless otherwise specified, the main activity of the members of the board is that carried out at the Bank in their capacity as directors, whether executive or non-executive.

66

Mr Manuel Soto Serrano

FOURTH VICE-CHAIRMAN

Non-executive (independent) director

Born in Madrid (Spain) in 1940.

Joined the board in 1999.

Graduate in Economics and Business.

Other significant positions: non-executive director of Cartera Industrial REA, S.A. He was formerly non-executive vice-chairman of Indra Sistemas, S.A., chairman of Arthur Andersen’s Global Board and a manager for Europe, Middle East, India and Africa (EMEIA) for the same firm.

Committees of the board of which he is a member

Risk

Audit and compliance (chairman)

Appointments and remuneration

Technology, productivity and quality

Mr Guillermo de la Dehesa Romero

Non-executive (independent) director

Born in Madrid (Spain) in 1941.

Joined the board in 2002.

Government Economist and head of office of Banco de España (on leave of absence).

Main activity: international advisor to Goldman Sachs International.

Other significant positions: former state secretary of Economy, general secretary of Trade and chief executive officer of Banco Pastor, S.A. He is currently non-executive vice-chairman of Amadeus IT Holding, S.A., a non-executive director of Campofrío Food Group, S.A. and of Grupo Empresarial San José, S.A., chairman of the Centre for Economic Policy Research (CEPR) in London, a member of the Group of Thirty in Washington, chairman of the board of trustees of IE Business School and non-executive chairman of Aviva Grupo Corporativo, S.L. and of Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.

Committees of the board of which he is a member

Executive

Appointments and remuneration

International

Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

Executive director

Born in Santander (Spain) in 1960.

Joined the board in 1989.

Graduate in Economics.

Main activity: chief executive officer of Santander UK plc. She Joined the Bank after a period at JP Morgan (1981-1988). She has been executive vice president of Banco Santander, S.A. since 1992, and was executive chairwoman of Banesto from 2002 to 2010.

Other significant positions: she is a non-executive director of Alliance & Leicester plc. and a member of the International Advisory Board of the New York Stock Exchange and of the board of Georgetown University.

Committees of the board of which she is a member

Executive

International

Technology, productivity and quality

Mr Rodrigo Echenique Gordillo

Non-executive (independent) director

Born in Madrid (Spain) in 1946.

Joined the board in 1988.

Graduate in Law and Government Attorney.

Other significant positions: former chief executive officer of Banco Santander, S.A. (1988-1994). He is also currently non-executive chairman of NH Hoteles, S.A. and non-executive director of Vocento, S.A.

Committees of the board of which he is a member

Executive

Audit and compliance

Appointments and remuneration

International

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Mr Javier Botín-Sanz de Sautuola y O’Shea

Non-executive (proprietary) director

Born in Santander (Spain) in 1973.

Joined the board in 2004.

Graduate in Law.

Main activity: chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A

Mr Vittorio Corbo Lioi

Non-executive director

Born in Iquique (Chile) in 1943.

Joined the board in July 2011.

Degree in Commercial Engineering from the University of Chile and a Ph.D. in Economics from MIT.

Main activity: associated senior researcher for the Centre of Public Studies in Santiago.

Other significant positions: He is the non-executive chairman of Compañía de Seguros SURA-Chile S.A., non-executive director of Banco Santander – Chile, Banco Santander (México), S.A., CCU, S.A. and Endesa Chile, and an economic advisor to various international institutions and chilean companies. He was previously chairman of the Central Bank of Chile (2003-2007), a professor of Economics at the Pontificia Catholic University of Chile (1981-1984 and 1991-2003) and at Concordia University in Montreal, Canada (1972-1981) and professorial lecturer at Georgetown University, Washington, DC (1985-1991), and held management positions at the World Bank in Washington, D.C. (1984-1991).

Lord Burns (Terence)

Non-executive director

Born in Durham (United Kingdom) in 1944.

Joined the board in 2004.

Graduate in Economics.

Main activity: non-executive chairman of Santander UK plc.

Other significant positions: he is non-executive chairman of Channel Four Television Corporation and non-executive member of the Office for Budget Responsibility. He has been permanent secretary of the UK Treasury, chairman of the Financial Services and Markets Bill Joint Committee of the British Parliament, non-executive chairman of Marks and Spencer Group plc and of Glas Cymru Ltd (Welsh Water), and non-executive director of British Land plc, of Legal & General Group plc and of Pearson Group plc.

Ms Esther Giménez-Salinas i Colomer

Non-executive (independent) director

Born in Barcelona (Spain) in 1949.

Appointed director at the annual general meeting of the Bank on 30 March 2012.

Doctor in Law.

Main activity: Professor of Criminal Law at ESADE-URL Faculty of Law.

Other significant positions: has been a rector of the Ramon Llull University, a member of the Spanish Supreme Judicial Council, a member of the standing committee of the Conference of Rectors of Spanish Universities and an executive vice-president of the Centre for Legal Studies of the Department of Justice of the Generalitat de Catalunya.

Mr Ángel Jado Becerro de Bengoa

Non-executive (independent) director

Born in Santander (Spain) in 1945.

Joined the board in 2010.

Graduate in Law.

Other significant positions: director of Banco Santander from 1972 to 1999. He has been a director of Banco Banif, S.A. since 2001.

68

Mr Abel Matutes Juan

Non-executive (independent) director

Born in Ibiza (Spain) in 1941.

Joined the board in 2002.

Graduate in Law and Economics.

Main activity: chairman of Grupo de Empresas Matutes.

Other significant positions: former Spanish Foreign Minister and European Union Commissioner for Loans and Investment, Financial Engineering and Policy for Small and Medium-Sized Enterprises (1989), North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989), Transport and Energy, and the Euroatom Supply Agency (1993).

Committees of the board of which he is a member

Audit and compliance

International

Ms Isabel Tocino Biscarolasaga

Non-executive (independent) director

Born in Santander (Spain) in 1949.

Joined the board in 2007.

Doctor in Law. She has undertaken Graduate studies in business administration at IESE and the Harvard Business School.

Main activity: full professor at the Complutense University of Madrid.

Other significant positions: former Spanish Minister for the Environment, former chairwoman of the European Affairs Committee and of the Foreign Affairs Committee of the Spanish Congress, and former chairwoman for Spain and Portugal, and former vice-chairwoman for Europe, of Siebel Systems. She is currently an elected member of the Spanish State Council and a member of the Royal Academy of Doctors.

Committees of the board of which she is a member

Risk

Appointments and remuneration

Mr Juan Rodríguez Inciarte

Executive director and executive vice-president

Born in Oviedo (Spain) in 1952.

Joined the board in 2008.

Graduate in Economics.

Joined the Group in 1985 as director and executive vice president of Banco Santander de Negocios. In 1989, he was appointed executive vice president of Banco Santander, S.A. From 1991 to 1999 he was a director of Banco Santander, S.A.

Other significant positions: he is vice-chairman of Santander UK plc and of Santander Consumer Finance, S.A.

Committees of the board of which he is a member

Risk

Mr Ignacio Benjumea Cabeza de Vaca

General secretary and secretary of the board

Born in Madrid (Spain) in 1952.

Joined the Group in 1987 as general secretary and secretary of the board of Banco Santander de Negocios. He was appointed general secretary and secretary of the board of Banco Santander, S.A. in 1994.

Graduate in Law, ICADE-E3, and Government Attorney.

Other significant positions: he is executive vice president of Banco Santander, S.A., a non-executive director of Sociedad Rectora de la Bolsa de Valores de Madrid, S.A., Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. and La Unión Resinera Española, S.A.

Secretary of committees of the board

Executive

Risk

Audit and compliance

Appointments and remuneration

International

Technology, productivity and quality

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Re-election of directors at 2013 annual general shareholders’ meeting

Pursuant to article 55 of the By-laws* and article 22 of the Rules and Regulations of the Board*, directors are appointed to three-year terms (the maximum term being six years under Spanish law), such that one-third of the board is renewed each year.

It is expected that the following directors will be proposed for re-election at the 2013 annual general shareholders’ meeting, scheduled for 21 and 22 March 2013 on first and second call: Mr Guillermo de la Dehesa Romero, Mr Abel Matutes Juan, Mr Ángel Jado Becerro de Bengoa, Mr Javier Botín-Sanz de Sautuola y O’Shea, and Ms Isabel Tocino Biscarolasaga, and Mr Fernando de Asúa Álvarez, the fourth as non-executive (proprietary) director and the rest as independent non-executive directors. Their professional profiles, together with a description of their activities, appear on the preceding pages.

The re-elections will be submitted separately to a vote of the shareholders at the general shareholders’ meeting (article 21.2 of the rules and regulations for the General Shareholders’ Meeting). In view of the fact that this election practice has been followed since the 2005 annual general shareholders’ meeting, the election of all of the current directors has been submitted to a separate vote at a general shareholders’ meeting.

*	The By-laws and the Rules and Regulations of the Board of

Banco Santander are published on the Group’s website, www.santander.com.

COMPOSITION AND STRUCTURE OF THE BOARD OF DIRECTORS

Board of directors		Committees
		Executive	Non-executive	1. Executive committee	2. Risk committee	3. Audit and compliance committee	4. Appointments and remuneration committee	5. International committee	6. Technology, productivity and quality committee
Chairman	Mr Emilio Botín- Sanz de Sautuola y García de los Ríos(1)	■		C				C	C
First vice-chairman	Mr Fernando de Asúa Álvarez		I	■	V	■	C		■
Second vice-chairman and chief executive officer	Mr Alfredo Sáenz Abad	■		■				■	■
Third vice-chairman	Mr Matías Rodríguez Inciarte(2)	■		■	C
Fourth vice-chairman	Mr Manuel Soto Serrano		I		■	C	■		■
Members	Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea(1)	■		■				■	■
	Mr Javier Botín-Sanz de Sautuola y O’Shea(1) (3)		P
	Lord Burns (Terence)		N
	Mr Vittorio Corbo Lioi		N
	Mr Guillermo de la Dehesa Romero		I	■			■	■
	Mr Rodrigo Echenique Gordillo		I	■		■	■	■
	Ms Esther Giménez-Salinas i Colomer		I
	Mr Ángel Jado Becerro de Bengoa		I
	Mr Abel Matutes Juan		I			■		■
	Mr Juan Rodríguez Inciarte	■			■
	Ms Isabel Tocino Biscarolasaga		I		■		■
General secretary and secretary of the board	Mr Ignacio Benjumea Cabeza de Vaca			■	■	■	■	■	■

(1)

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos has the right to vote, at the general shareholders’ meeting, 93,026,412 shares owned by Fundación Marcelino Botín (0.901% of the share capital), 9,440,093 shares owned by Mr Jaime Botín-Sanz de Sautuola y García de los Ríos (0.091% of the share capital), 9,404,392 shares owned by Puente de San Miguel, S.A., Nueva Azil, S.L. and Latimer Inversiones, S.L. (0.091% of the share capital); 8,622,491 shares owned by Ms Carmen Botín-Sanz de Sautuola y O’Shea (0.084% of the share capital); 7,811,706 shares owned by Ms Paloma Botín-Sanz de Sautuola y O’Shea (0.076% of the share capital); and 13,567,504 shares owned by Mr Emilio Botín-Sanz de Sautuola y O’Shea (0.131% of the share capital). Additionally, Mr Emilio

Botín-Sanz de Sautuola y García de los Ríos has the right to vote 17,231,856 shares owned by Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (0.167% of the share capital) and 16,279,089 shares owned by Mr Javier Botín-Sanz de Sautuola y O’Shea (0.158% of the share capital).

(2)	Mr Matías Rodríguez Inciarte has the right to vote 83,452 shares owned by two of his children.
(3)

Mr Javier Botín-Sanz de Sautuola y O’Shea is a proprietary non-executive director because on the board of directors he represents the aggregate interests owned by Fundación Marcelino Botín, Bafimar, S.L., Cronje, S.L., Puente de San Miguel, S.A., Inversiones Zulú, S.L., Latimer Inversiones, S.L., Jardín Histórico Puente San Miguel, S.A., Nueva Azil, S.L., Leugim Bridge, S.L., Apecaño, S.L., Bright

70

Powers and duties

The basic responsibility of the board of directors is to supervise the Group, delegating the day-to-day management thereof to the appropriate executive bodies and the various management teams.

The Rules and Regulations of the Board (article 3) reserve thereto the power to approve general policies and strategies and, in particular, strategic plans, management objectives and the annual budget, corporate governance, corporate social responsibility and dividend and treasury share policies, the general risk policy, and the policies for the provision of information to and for communication with the shareholders, the markets and the public opinion, which power cannot be delegated.

The board also reserves for itself, and likewise cannot delegate, the following matters, among others: decisions regarding the acquisition and disposition of substantial assets (except when the decisions come within the purview of the shareholders at a general shareholders’ meeting) and major corporate transactions; the determination of the remuneration of each director and the approval of the contracts governing the performance by the directors of duties other than those of a director, including executive duties, as well as the remuneration to which they are entitled for the discharge thereof; the appointment, remuneration and, if appropriate, removal of the other members of senior management and the determination of the basic terms of their contracts, as well as the creation or acquisition of interests in special purpose entities or in entities registered in countries or territories regarded as tax havens. On the matters mentioned in this paragraph, the executive committee may make any appropriate decisions, by delegation of the board and whenever justified by reasons of urgency.

The By-laws (article 40) as well as the aforementioned Rules and Regulations (article 5) establish the board’s obligation to ensure that the Bank faithfully complies with applicable law, observes usage and good practices of the industries or countries where it does business and abides by the social responsibility principles that it has voluntarily accepted.

In addition, the board of the Bank plays a special role in the Group’s risk management. Eleven of its 16 members are members of at least one of the three board committees with powers in the area of risks: the executive committee, the risk committee and the audit and compliance committee. Of these 11 directors, one is the first vice-chairman of the Bank, who is a member of all three committees, and another three directors, one of whom is the fourth vice-chairman, sit on two of the committees with powers in the area of risks.

Shareholding at 31 December 2012

Direct	Indirect	Shares represented	Total	% of share capital	Date of first appointment		Date of last appointment	Expiration date(5)	Date of last proposal of the appointments and remuneration committee
6,365,296	—	141,872,598	148,237,894	1.436%	04.07.1960	(4)	30.03.2012	First six months of 2015	17.02.2012
74,924	59,102	—	134,026	0.001%	17.04.1999		11.06.2010	First six months of 2013	21.04.2010
243,096	2,404,950	—	2,648,026	0.026%	11.07.1994	(4)	11.06.2010	First six months of 2014	21.04.2010
1,154,719	97,543	83,452	1,335,714	0.013%	07.10.1988	(4)	30.03.2012	First six months of 2015	17.02.2012
71,781	511,938	—	583,719	0.006%	17.04.1999		30.03.2012	First six months of 2015	17.02.2012
5,236,095	11,995,761	—	17,231,856	0.167%	04.02.1989	(4)	17.06.2011	First six months of 2014	11.04.2011
4,793,481	11,485,608	—	16,279,089	0.158%	25.07.2004		11.06.2010	First six months of 2013	21.04.2010
30,117	27,001	—	57,118	0.001%	20.12.2004		17.06.2011	First six months of 2014	11.04.2011
1	—	—	1	0.000%	22.07.2011		30.03.2012	First six months of 2014	17.02.2012
117	—	—	117	0.000%	24.06.2002		19.06.2009	First six months of 2013	27.04.2009
658,758	10,965	—	669,723	0.006%	07.10.1988		17.06.2011	First six months of 2014	11.04.2011
2,100	—	—	2,100	0.000%	30.03.2012		30.03.2012	First six months of 2014	17.02.2012
2,000,000	4,950,000	—	6,950,000	0.067%	11.06.2010		11.06.2010	First six months of 2013	21.04.2010
177,799	2,500,012	—	2,677,811	0.026%	24.06.2002		19.06.2009	First six months of 2013	27.04.2009
1,467,947	—	—	1,467,947	0.014%	28.01.2008	(4)	30.03.2012	First six months of 2015	17.02.2012
57,455	—	—	57,455	0.001%	26.03.2007		11.06.2010	First six months of 2013	21.04.2010

22,333,666	34,042,880	141,956,050	198,332,596	1.922%					Total

Sky 2012, S.L., Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr Emilio Botín-Sanz de Sautuola y O’Shea, Ms Carmen Botín-Sanz de Sautuola y O’Shea, Ms Paloma Botín-Sanz de Sautuola y O’Shea, Mr Jaime Botín-Sanz de Sautuola y García de los Ríos, Mr Jorge Botín-Sanz de Sautuola Ríos, Mr Francisco Javier Botín-Sanz de Sautuola Ríos, Ms Marta Botín-Sanz de Sautuola Ríos and his own interest.

(4)	The date on which they were appointed for the first time as executive directors coincides with their first appointment as a director.
(5)

However, and pursuant to the provisions of article 55 of the By-laws, as amended by resolution adopted at the annual general shareholders’ meeting of 17 June 2011, one-third of the board will be renewed each year, based on length of service and according to the date and order of the respective appointment.

C	Chairman of the committee
V	Vice-chairman of the committee
P	Proprietary
I	Independent
N	Non-executive, neither proprietary nor independent

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Commitment of the board

BOARD STAKE IN BANK’S CAPITAL	Stock exchange value
Data at year-end 2012	1,210
million euros

Number of shares of the board	Share price
198,332,596	6.10
equal to 1.922% of share capital	euros

Corporate governance in risk management

•	Mr Matías Rodríguez Inciarte, third vice-chairman of Banco Santander and chairman of the risk committee, reports directly to the executive committee and to the board, which guarantees the independence of the risk function.

•	The risk committee held 98 meetings in 2012, each of which lasted approximately 3 hours.

•	The executive committee held 59 meetings in 2012 and devoted a significant amount of time to discussions on risks.

NUMBER OF MEETINGS OF THE EXECUTIVE

COMMITTEE, THE RISK COMMITTEE AND THE AUDIT AND COMPLIANCE COMMITTEE

Committees	2008	2009	2010	2011	2012
Executive	59	56	55	59	59
Risk	102	99	99	99	98
Audit and compliance	11	11	11	12	11

Total meetings	172	166	165	170	168

72

Size and composition of the board

Since the end of 2010, the size of the board has been reduced by 20%, from 20 to 16 members.

The composition of the board of directors is balanced between executive and non-executive directors. All members are distinguished by their professional ability, integrity and independence of opinion.

Pursuant to article 6.3 of the Rules and Regulations of the Board, the appointments and remuneration committee verified the status of each director at its meeting of 13 February 2013. Its proposal was submitted to the board, which approved it at its meeting of 18 February 2013 and established the composition of the board upon the terms set forth below.

Of the 16 members currently sitting on the board of directors, 5 are executive and 11 are non-executive. Of the 11 non-executive directors, 8 are independent, 1 is proprietary and 2 are, in the opinion of the board, neither proprietary nor independent.

The following changes to the board occurred during financial year 2012. On 23 January Mr Francisco Luzón resigned his position of director and executive vice-president of the Bank with responsibility for the America division. At the general shareholders’ meeting held on 30 March 2012, Mr Antonio Basagoiti, Mr Antonio Escámez and Mr Luis Alberto Salazar-Simpson were removed from the board, Ms Esther Giménez-Salinas was appointed as a director, and Mr Vittorio Corbo, named in July 2011 to fill the vacancy left upon the death of Mr Luis Ángel Rojo, was ratified and re-elected as a director.

Executive directors

Pursuant to the Rules and Regulations of the Board (article 6.2. a), the following are executive directors: Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr Alfredo Sáenz Abad, Mr Matías Rodríguez Inciarte, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea and Mr Juan Rodríguez Inciarte.

Proprietary non-executive directors

Since 2002, the standard used by the appointments and remuneration committee and the board of directors as a necessary but insufficient condition to designate or consider a director as a proprietary non-executive director (as expressly set forth in article 6.2. b) of the Rules and Regulations of the Board of Directors) is that he/she hold at least 1% of the share capital of the Bank. This percentage was set by the Bank exercising its powers of self-regulation.

Taking into account the circumstances of the case, and upon the prior report of the appointments and remuneration committee, the board believes that Mr Javier Botín-Sanz de Sautuola y O’Shea is a proprietary non-executive director.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Independent non-executive directors

Independent non-executive directors account for 50% of the Board.

The Rules and Regulations of the Board (article 6.2. c) include the definition of independent director established in the Unified Code, according to which those non-executive directors that have been appointed based on their personal or professional status, and who perform unconditioned by relationships with the Bank, its shareholders or its officers, will be considered independent directors.

In the light thereof, taking into account the circumstances of each case, and upon a prior report of the appointments and remuneration committee, the board considers the following to be independent non-executive directors: Mr Fernando de Asúa Álvarez, Mr Manuel Soto Serrano, Mr Guillermo de la Dehesa Romero, Mr Rodrigo Echenique Gordillo, Ms Esther Giménez-Salinas i Colomer, Mr Ángel Jado Becerro de Bengoa, Mr Abel Matutes Juan and Ms Isabel Tocino Biscarolasaga.

At 31 December 2012, the average length of service of independent non-executive directors in the position of board member was 10.2 years.

Other non-executive directors

Lord Burns is a non-proprietary, non-executive director. Since he currently receives remuneration in his capacity as non-executive chairman of the Group’s subsidiary, Santander UK plc, in the opinion of the board of directors and upon a prior report of the appointments and remuneration committee, he cannot be classified as an independent director.

Mr Vittorio Corbo Lioi is also a non-proprietary, non-executive director. As he provides remunerated professional services to the Group other than the collective management and supervision services inherent in his position as director (receiving remuneration as a director of Grupo Financiero Santander México and of Banco Santander Chile, and as an advisor of the latter), Mr Corbo, in the opinion of the board of directors and upon a prior report of the appointments and remuneration committee, cannot be classified as independent.

Gender diversity on the board

Banco Santander’s selection process for directors suffers no implicit discriminatory biases preventing the inclusion of women on its board.

As established in article 17.4. a) of the Rules and Regulations of the Board, the appointments and remuneration committee is responsible for preparing and reviewing the standards that must be followed for the composition of the board and for determining who is to be proposed for the position of director.

Among such standards, and in line with the commitment of the Bank to foster equality of opportunity between men and women, both the appointments and remuneration committee and the board of directors are aware of the appropriateness of appointing to the board women who fulfil the requirements of ability, suitability and effective dedication to the position of director.

In this regard, it should be noted that, of the last ?ve appointments to the board, two of such appointments have been the directors Ms Isabel Tocino Biscarolasaga (26 March 2007) and Ms Esther Giménez-Salinas (30 March 2012).

Additionally, the Banco Santander board has since 1989 enjoyed the presence of the executive director Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea.

The percentage of women on the Banco Santander board (18.8%) compares favourably with that of the main European listed companies. According to a study carried out by the European Commission with data from January 2012, this percentage was 13.7% for the group of 27 countries forming the European Union and 11.5% for Spain.

One may observe the percentage of women on the board and on each of the committees thereof in the table below.

	Number of	% of
	members	women
Board	16	19
Executive committee	7	14
Risk committee	5	20
Audit and compliance committee	4	—
Appointments and remuneration committee	5	20
Technology, productivity and quality committee	5	20
International committee	6	17

74

Executive chairman and chief executive officer

The Bank has chosen to have an executive chairman because it believes that it is the position that best suits its circumstances.

The chairman of the board is the highest-ranking officer of the Bank (article 48.1 of the By-laws and article 8.1 of the Rules and Regulations of the Board) and accordingly, all the powers that may be delegated under Law, the By-laws and the Rules and Regulations of the Board have been delegated to him. He is responsible for directing the Bank’s management team, always in accordance with the decisions and standards set by the shareholders acting at a general shareholders’ meeting and by the board within their respective purview.

The chief executive officer, acting by delegation from and reporting to the board of directors and the chairman, as the highest-ranking officer of the Bank, is charged with the conduct of the business and highest executive duties.

There is a clear separation of duties between the executive chairman, the chief executive officer, the board and the committees thereof, as well as various checks and balances that assure proper equilibrium in the corporate governance structure of the Bank, including the following:

•	The board and its committees exercise supervisory and control duties over the actions of both the chairman and the chief executive officer.

•	The first vice-chairman, who is an independent non-executive director, is the chairman of the appointments and remuneration committee and acts as coordinator of non-executive directors.

•	The powers delegated to the chief executive officer are the same as those delegated to the chairman, which powers do not include, in either case, those reserved by the board to itself.

Succession plans for the chairman and chief executive officer

Succession planning for the main directors is a clear element of the good governance of the Bank, tending to assure an orderly leadership transition at all times. Along these lines, article 24 of the Rules and Regulations of the Board provides that:

“In the cases of withdrawal, announcement of renunciation or resignation, disability or death of the members of the board of directors or its committees or withdrawal, announcement of renunciation or resignation of the chairman of the board of directors or of the managing director or directors, as well as from other positions on such bodies, at the request of the chairman of the board of directors or in his absence at the request of the highest-ranking vice-chairman, the appointments and remuneration committee will be convened in order for such committee to examine and organise the process of succession or replacement in an orderly manner and to present the corresponding proposal to the board of directors. Such proposal shall be communicated to the executive committee and subsequently submitted to the board of directors at the following meeting scheduled to be held by the board’s annual calendar of meetings or at such extraordinary meeting as may be called if deemed necessary.”

Article 44.2 of the By-laws sets out interim replacement rules for the temporary performance (in cases of absence, inability to act or indisposition) of the duties of the chairman of the board in the absence of the vice-chairmen.

The board determines the numerical sequence for such purpose each year based on the directors’ seniority. In this regard, at its meeting of 30 March 2012, the board unanimously resolved to assign to the current directors the following order of priority for the temporary performance of the duties of chairman in the absence of the vice-chairmen of the board:

1. Mr Rodrigo Echenique Gordillo

2. Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

3. Mr Guillermo de la Dehesa Romero

4. Mr Abel Matutes Juan

5. Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea

6. Lord Burns

7. Ms Isabel Tocino Biscarolasaga

8. Mr Juan Rodríguez Inciarte

9. Mr Ángel Jado Becerro de Bengoa

10. Mr Vittorio Corbo Lioi

11. Ms Esther Giménez-Salinas i Colomer

Secretary of the board

The By-laws (article 45.2) include among the duties of the secretary those of caring for the formal and substantive legality of the activities of the board, safeguarding observance of the good governance recommendations assumed by the Bank, and ensuring that governance procedures and rules are observed and regularly reviewed.

The secretary of the board is the general secretary, who also acts as secretary of all of the committees of the board.

The Rules and Regulations of the Board (article 17.4d) provide that the appointments and remuneration committee must report on proposals for the appointment or withdrawal of the secretary of the board prior to submission thereof to the board.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Proceedings of the board

There were eleven meetings during financial year 2012.

The board holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board provide that the board shall hold not less than nine annual ordinary meetings. The board shall also meet whenever the chairman so decides, acting on his own initiative or at the request of not less than three directors (article 46.1 of the By-laws).

When directors cannot attend a meeting personally, they may give a proxy to any other director, in writing and specifically for each meeting, to represent them for all purposes at the meeting.

Any member of the board may request the inclusion of any other item not included in the draft agenda that the chairman proposes to the board (article 46.2 of the By-laws).

Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy.

Except in instances in which a greater majority is specifically required pursuant to legal provisions, the By-laws or the Rules and Regulations of the Board, resolutions are adopted by absolute majority of the directors attending in person or by proxy. In the event of a tie, the chairman has a tie-breaking vote.

Conduct of meetings

In 2012, the board was kept continuously and fully informed of the running of the various business areas of the Group through the ten management reports and the ten risk reports presented by the chief executive officer and the third vice-chairman in charge of the risk division, respectively, at the ten meetings held during the financial year. Furthermore, in addition to reviewing the various units and businesses of the Group, the board analysed the liquidity and capital situations, among other matters.

During the year, the board of directors also addressed other matters that come within its area of supervision, in addition to being informed of the conclusions of the external and internal audits.

The chart below shows a breakdown of the approximate time dedicated to each duty at the meetings held by the board in financial year 2012.

Dedication to board business

The firm Spencer Stuart, in a study undertaken on the dedication of boards of directors, concludes that the estimated average time spent by each director of the Bank on board and committee business amounted to 318.7 hours, as opposed to an average of 88.4 hours for boards of directors of the main competing banks in the United Kingdom, 116.4 hours in the United States and Canada, and 99.5 hours for a group of international banks from Europe, Japan and Brazil.

COMPARISON OF NUMBER OF MEETINGS HELD(*)

	Santander	USA and Canada average	UK average	Continental Europe average
Board of directors	14	14.8	10	12.9
Executive committee	59	—	—	18
Risk committee	99	7.8	6.8	15.6
Audit committee	12	12.4	9.6	9.2
Appointments committee	11	4.8	4	8.1
Remuneration committee	11	7.8	8.6	10.6

(*)	2011 information. Last year with comparable data.

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Training of directors and information programme

As a result of the self-evaluation of the board carried out in 2005, an ongoing director training programme was put in place.

Five meetings were held in 2012 with the attendance of an average of ten directors, who devoted approximately one hour and a half to each session. Various issues were reviewed in depth at such meetings in connection with Basel III, living wills, audits, and the sale and marketing of products and new forms of payment.

The Rules and Regulations (article 21.7) provide that the board shall make available to new directors an information programme providing quick and sufficient information regarding the Bank and its Group, including the governance rules thereof. This programme was thus made available to the newest directors.

Self-evaluation by the board

The ongoing self-evaluation exercise undertaken by the board with the support of the consulting firm Spencer Stuart was based on a questionnaire and personal interviews with directors. In line with the recommendations of the Unified Code and as stated in the Rules and Regulations of the Board, a special section was included for the individual evaluation of the chairman, the CEO and the other directors. The exercise focused on the organisation, operation and content of the meetings of the board and its committees, a comparison versus other international banks and open questions on future-related issues (strategy and internal and external factors which could affect the Group’s performance) and other matters of interest.

Directors highlighted the following as strong points of the Group’s corporate governance: the directors’ knowledge of and experience in banking business; the balance between executive and external directors; the dedication of board members and their involvement in risk control. Attention was also drawn to the role of the board in managing the crisis, the advantage taken of business opportunities, and risk control, as well as strategic support to management.

The committee structure, which in the opinion of the directors operates very well, has also helped to bring the board closer to the functioning of the Group’s day-to-day activities, emphasising the dedication and involvement of directors.

Directors considered that these strengths have enabled the Group to become a management benchmark in the present crisis, thanks to the board’s involvement in controlling credit risk and others, including reputational and operational risks.

Likewise, with respect to the organisation, operation and content of the board meetings, the following aspects were highlighted: the high level of strategic debates; the training programme and the high level of commitment of directors (possibility of attending meetings of the executive committee and the other committees by directors who are not members of the same).

In short, the self-evaluation expressed a highly positive opinion of the organisation and operation of the board and its committees.

Appointment, re-election and ratification of directors

The proposals for appointment, re-election and ratification of directors, regardless of the status thereof, that the board of directors submits to the shareholders for consideration at a general shareholders’ meeting, as well as the appointment decisions made by the board itself in the exercise of its powers to make interim appointments as permitted by law, must, in turn, be preceded by the corresponding proposal of the appointments and remuneration committee.

Although the proposals of the committee are not binding, the Rules and Regulations of the Board provide that if the board does not follow them, it must give reasons for its decision.

Currently, all directors have been appointed or re-elected at the proposal of the appointments and remuneration committee.

Decision-making process

•	A board of directors that is well-versed in the business, balanced and with long experience.

•	Collective decision-making and a long-term vision.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Remuneration

Remuneration system

Article 58 of the By-laws provides that the directors shall have the right to receive, in consideration for the performance of their duties as board members and as a share in the profits for each financial year, remuneration equal to 1% of the Bank’s net profits for the respective financial year, although a director may agree to reduce this percentage.

In exercising its powers, the board set the amount for the 2012 financial year at 0.321% of the Bank’s profits for the year. This percentage was calculated by including in the numerator not only the annual allocation, but also the attendance fees accrued by the directors during the financial year, as provided for in article 58.

The remuneration of directors is approved by the board at the proposal of the appointments and remuneration committee, except for such remuneration as consists of the delivery of shares or options thereon, or paid under other remuneration systems established by reference to the value of the shares of the Bank, the approval of which, by law and the By-laws, is within the purview of the shareholders acting at a general shareholders’ meeting, at the proposal of the board made after a report of the appointments and remuneration committee.

The Group’s policy provides that only executive directors may be beneficiaries of remuneration systems consisting of the delivery of shares or rights thereon.

Remuneration of the board in 2012

In 2012, the board resolved to reduce the total remuneration of the directors, for all items, by 35%.

The annual allocation to which the board members are entitled for the performance of supervisory and collective decision-making duties was reduced by 15% vis-á-vis the amounts paid the previous year, which in turn were 6% lower than those paid in 2010.

As regards executive directors, the board decided generally to maintain the fixed remuneration payable for 2013 and to make an average 38% reduction in the variable remuneration paid for 2012.

All details regarding the director remuneration policy in 2012 may be consulted in the report of the appointments and remuneration committee forming part of the corporate documentation of Banco Santander.

Anticipation and adjustment to the regulatory framework

The board of directors, at the proposal of the appointments and remuneration committee, promotes and encourages a remuneration system that fosters a rigorous management of risks, and implements ongoing monitoring of the recommendations issued by the principal national and international bodies with authority in this field.

Report on director remuneration policy

As provided in the By-laws (article 59.1), the board of directors annually approves a report on the director remuneration policy, which sets forth the standards and grounds that determine the remuneration for the last and current financial year, making such report available to the shareholders on occasion of the call to the annual general shareholders’ meeting.

In 2012, such report was submitted to the shareholders at the general shareholders’ meeting held on 30 March, as a separate item on the agenda and as a consultative matter; 88.4% of the votes were in favour of the report.

Transparency

Pursuant to the By-laws (article 59.2), the annual report includes itemised information on the remuneration received by each director, with a statement of the amounts for each item of remuneration. The report also sets forth, on an individual basis for each item, the remuneration for the executive duties entrusted to the executive directors of the Bank.

All such information is contained in note 5 to the Group’s legal report.

Some of the measures promoted by the board

•	2010: Report on remuneration policy

The report on the director remuneration policy has been submitted to the shareholders at the general shareholders’ meeting since 2010 as a separate item on the agenda and as a consultative matter.

•	2011: Re-election to position of board member for three years

As from the 2011 general meeting, re-election to the position of board member is for three years, having previously been for five years, while Spanish law permits a maximum of six years.

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Duties of directors, related-party transactions and conflicts of interest

Duties

The duties of the directors are governed by the Rules and Regulations of the Board, which conform both to the provisions of current Spanish law and to the recommendations of the Unified Good Governance Code.

The Rules and Regulations expressly provide for the duties of diligent management, loyalty, secrecy and inactivity in the event of knowledge of confidential information.

The duty of diligent management includes the directors’ duty to inform themselves adequately of the progress of the Bank and to dedicate to the position the time and effort needed to carry it out effectively. The directors must inform the appointments and remuneration committee of their other professional obligations, and the maximum number of boards of directors on which they may sit is governed by the provisions of Law 31/1968, of 27 July.

Related-party transactions

To the best of the Bank’s knowledge, no member of the board of directors, no person represented by a director and no company of which such persons, or persons acting in concert with them or through nominees therein, are directors, members of senior management or significant shareholders, has made any unusual or significant transaction with the Bank during financial year 2012 and through the date of publication of this report.

Control mechanisms

As provided in the Rules and Regulations of the Board (article 30), directors must inform the board of any direct or indirect conflict of interest with the interests of the Bank in which they may be involved. If the conflict relates to a transaction, the director may not carry it out without the approval of the board, following a report from the appointments and remuneration committee.

The director involved must refrain from participating in the discussion and voting on the transaction to which the conflict refers.

•	2012: Upper limit for capital increases without pre-emptive rights

On the proposal of the board, an upper limit has been established on the power to exclude preemptive rights for increases carried out during the next three years covered by the additional share capital authorised at the 2012 general meeting.

In the case of directors, the body in charge of resolving any disputes is the board of directors itself.

Specific situations of conflict

In financial year 2012 there were 74 cases in which directors, including those who are members of senior management, abstained from participating and voting in the discussions of the board of directors or of the committees thereof.

The breakdown of the 74 cases is as follows: on 18 occasions, the abstention was due to proposals to appoint or re-elect directors; on 38 occasions, the matter under consideration was the approval of terms of remuneration and other terms of the contracts with the directors; on 9 occasions, proposals were discussed regarding the financing of companies or entities related to various directors or to those abstaining; on 5 occasions, the situation arose from the annual verification of the status of the directors made by the appointments and remuneration committee at its meeting of 17 February 2012 pursuant to article 6.3 of the Rules and Regulations of the Board; on 2 occasions, the matter concerned the evaluation entrusted by article 17.4. k) of the Rules and Regulations of the Board to the appointments and remuneration committee regarding the professional obligations of directors to assess whether such obligations may interfere with the dedication required of directors in order that they effectively perform their work; on one occasion, the matter at hand was the approval of a contribution in favour of a foundation chaired by a director; and on another occasion the matter was placing on record the gratitude of the board for the work carried out by a director.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Board committees

General information

The board has constituted, as decision-making committees, an executive committee, with delegated general decision-making powers, and a risk committee with delegated powers specifically in the area of risks.

The board also has other committees at its disposal with supervisory, information, advisory and proposal powers (the audit and compliance, appointments and remuneration, technology, productivity and quality, and international committees).

Executive committee

The executive committee is a basic instrument for the corporate governance of the Bank and its group. It exercises by delegation all the powers of the board (except those which cannot be legally delegated or which cannot be delegated pursuant to the provisions of the By-laws or the Rules and Regulations of the Board), assuming the day-to-day management of the business. It reports to the board on the matters dealt with and the resolutions adopted by making the minutes of its meetings available to the directors. It normally meets once per week.

There are currently seven directors sitting on the committee, of whom four are executive and three are independent non-executive directors.

Its duties and composition are established in the By-laws (article 51) and in the Rules and Regulations of the Board (article 14).

Risk committee

This is also an executive committee, with powers delegated thereto by the board in matters regarding risks. It normally meets twice per week.

It is governed by the By-laws (article 52) and the Rules and Regulations of the Board (article 15), which define the composition and duties of this committee.

Board committees

NUMBER OF MEETINGS AND DURATION OF COMMITTEES

	Number of
Committees	meetings	Hours(*)
Executive committee	59	295
Risk committee	98	294
Audit and compliance committee	11	55
Appointments and remuneration committee	11	33
Technology, productivity and quality committee	2	4
International committee	1	2

(*)	Estimated hours of average dedication per director.

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The appointments and remuneration committee proposed the appointments of Ms Isabel Tocino Biscarolasaga and Mr Manuel Soto Serrano as members of the risk committee at its meeting on 15 March 2012. Such proposals were approved by the board of directors at its meeting on 30 March 2012.

The committee is currently made up of five directors, of whom two are executive and three are independent non-executive. Its chairman is a vice-chairman with executive duties pursuant to the Rules and Regulations of the Board (article 15.1) .

Pages 160 and onwards of this annual report contain broad information regarding the risk committee and the Group’s risk policies, the responsibility for which (article 3 of the Rules and Regulations of the Board) is part of the board’s general duty of supervision.

Audit and compliance committee

The audit and compliance committee, among other duties, reviews the Group’s financial information and its internal control and risk management systems, serves as a communication channel between the board and the auditor, ensuring the independent exercise of the latter’s duty, supervises work regarding the internal audit function, and is informed of the reports published both by Spanish supervisory authorities and by those of other countries in which the Group has business. It normally meets on a monthly basis (it met 11 times in 2012).

As provided in the By-laws (article 53) and the Rules and Regulations of the Board (article 16), this committee must be made up of non-executive directors, the majority of whom must be independent. Its chairman shall be an independent director. It is currently composed of independent non-executive directors only.

The audit and compliance committee prepared a report regarding its activities in 2012, which is available to the shareholders as part of the annual documentation.

Appointments and remuneration committee

The appointments and remuneration committee, among other duties, proposes the director remuneration policy to the board, producing the corresponding report, and the appointments and remuneration of its members including the executives and other members of senior management and key Group personnel.

The By-laws (article 54) and the Rules and Regulations of the Board (article 17) provide that this committee is also to be made up exclusively of non-executive directors and that its chairman shall be an independent director. All its current members are independent non-executive directors.

During financial year 2012, none of the members of the appointments and remuneration committee was an executive director, member of senior management or employee of the Bank, and no executive director or member of the senior management of the Bank sat on the board (or on the remuneration committee) of companies that employed members of the appointments and remuneration committee.

Since 2004, the appointments and remuneration committee has published an activities report which, since 2006, also includes the report on director remuneration policy.

Technology, productivity and quality committee

The technology, productivity and quality committee (article 13 of the Rules and Regulations of the Board) has the duty to review and report on plans and activities regarding information systems and programming of applications, investments in computer equipment, design of operating processes in order to increase productivity, and programmes for the improvement of service quality and measuring procedures, as well as those relating to means and costs.

It is made up of five directors, three of whom are executive and two are independent non-executive.

International committee

The international committee (article 13 of the Rules and Regulations of the Board) has the duty to monitor the development of the Group’s strategy and of the activities, markets and countries in which the Group desires to have a presence through direct investments or specific transactions. It is kept informed of the initiatives and commercial strategies of the various units within the Group and of the new projects arising for it.

It is made up of six directors, of which three are executive and three are independent non-executive.

* * *

In line with the board regulations, every director can attend, with a voice but no vote, meetings of board committees of which he or she is not a member, at the invitation of the chairman of the board and that of the committee concerned, following a request to the chairman of the board.

Likewise, any board member who is not on the executive committee can attend its sessions when invited to by the chairman. 2012 saw seven directors from outside the committee each attend an average of 16 of its meetings.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

International advisory board

Since 1997, the board of directors has had an international advisory board made up of members of various nationalities and from various areas of activity, all of whom come from outside the Bank and none of whom serve as directors. This international advisory board cooperates with the board of directors in the design, development and, if applicable, implementation of the overall business strategy by contributing ideas and suggesting business opportunities.

During 2012, the international advisory board held two meetings, at which the following matters, among others, were discussed; the performance of the Group’s results; the situation of the European Union and its prospects; the results of the U.S. elections and their impact on the economy; and the performance of the Spanish economy and progress in the reform of the financial system.

It is currently composed of the following 10 members, representing 6 nationalities:

Chairman	Mr Antonino Fernández, former chairman of Grupo Modelo in Mexico

Members	Mr Bernard de Combret, chairman of Total Trading, Geneva

Mr Antonio Escámez Torres, chairman of Banco Santander Foundation

Mr Carlos Fernández González, chairman and executive vice president of Grupo Modelo in Mexico

Mr Santiago Foncillas, former chairman of Grupo Dragados

Mr Richard N. Gardner, former US ambassador to Spain

Sir George Mathewson, former chairman of the Royal Bank of Scotland

Mr Fernando Masaveu, chairman of Grupo Masaveu

Mr Francisco Pinto Balsemâo, former prime minister of Portugal

Mr Luis Alberto Salazar-Simpson Bos, chairman of France Telecom España, S.A.

Secretary	Mr Ignacio Benjumea Cabeza de Vaca

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Attendance at meetings of the board of directors and its committees in 2012

Pursuant to the Rules and Regulations of the Board (article 20.1), absences from meetings must be limited to unavoidable cases. The average attendance rate at the board of directors’ meetings in the financial year 2012 was 98.36% .

An indication of the commitment and dedication of the directors is their rate of attendance at meetings of the board, which has exceeded 90% in recent years.

ATTENDANCE AT MEETINGS OF THE BOARD AND ITS COMMITTEES IN 2012

COMMITTEES
		Decision-making		Reporting
					Appointments	Technology,
				Audit and	and	productivity
Directors	Board	Executive	Risk	compliance	remuneration	and quality	International
Average attendance	98.36%	88.81%	90.2%	97.98%	100%	100%	100%

Individual attendance

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	11/11	53/59				2/2	1/1
Mr Fernando de Asúa Álvarez	11/11	59/59	97/98	11/11	11/11	2/2
Mr Alfredo Sáenz Abad	11/11	56/59				2/2	1/1
Mr Matías Rodríguez Inciarte	11/11	56/59	97/98
Mr Manuel Soto Serrano (1)	11/11		70/72	11/11	11/11	2/2
Mr Antonio Basagoiti García-Tuñón (2)	3/3	15/15	26/26			1/1
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	10/11	39/59				2/2	1/1
Mr Javier Botín-Sanz de Sautuola y O’Shea	10/11
Lord Burns (Terence)	11/11
Mr Vittorio Corbo Lioi	11/11
Mr Guillermo de la Dehesa Romero	11/11	56/59			11/11		1/1
Mr Rodrigo Echenique Gordillo	11/11	46/59		10/11	11/11		1/1
Ms Esther Giménez-Salinas i Colomer (3)	7/8
Mr Antonio Escámez Torres (2)	3/3	15/15	26/26			1/1	1/1
Mr Francisco Luzón López (4)	1/1	2/4
Mr Ángel Jado Becerro de Bengoa	11/11
Mr Abel Matutes Juan	11/11			11/11			1/1
Mr Juan Rodríguez Inciarte	11/11		60/98
Mr Luis Alberto Salazar-Simpson Bos (2)	3/3			3/3		1/1
Ms Isabel Tocino Biscarolasaga (1)	11/11		66/72		11/11

Note:	the denominator refers to the number of meetings held during the year in which he or she was a director or member of the respective committee.
(1)	Member of the risk committee since 30 March 2012.
(2)	Withdrew as member of the board on 30 March 2012.
(3)	Member of the board since 30 March 2012.
(4)	Withdrew as member of the board on 23 January 2012.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

3.	SHAREHOLDER RIGHTS AND THE GENERAL SHAREHOLDERS’ MEETING

One share, one vote, one dividend.

No defensive mechanisms contemplated in the By-laws

The Bank has eliminated all defensive mechanisms in the By-laws, fully conforming to the One share, one vote, one dividend principle.

The By-laws of Banco Santander provide for only one class of shares (ordinary shares), granting all holders thereof the same rights.

There are no non-voting or multiple-voting shares, or preferences in the distribution of dividends, or limitations on the number of votes that may be cast by a single shareholder, or quorum requirements or qualified majorities other than those established by law.

Any person is eligible for the position of director, subject only to the limitations established by law.

Quorum at the annual general shareholders’ meeting held in 2012

Informed participation of shareholders at general shareholders’ meetings is an objective expressly acknowledged by the board (article 31.3 of the Rules and Regulations of the Board).

The quorum at the 2012 annual general shareholders’ meeting was 54.874%, above 50% for another year.

Encouragement of informed participation of shareholders at shareholders’ meetings

The Bank continues to implement measures designed to encourage the informed participation of shareholders at shareholders’ meetings. Thus, at the annual general meeting held in 2012, the shareholders had access to the electronic shareholders’ forum, in compliance with the provisions of the Companies Act.

This forum, which the Bank made available on the corporate website (www.santander.com), enables the shareholders to post proposed supplements to the agenda announced in the call to meeting, requests for adherence to such proposals, initiatives aimed at reaching the percentage required to exercise a minority right contemplated by Law, as well as voluntary proxy offers or solicitations.

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Information provided to the shareholders and communication with them

During 2012, the Bank held 565 meetings with investors and maintained an ongoing relationship with analysts and rating agencies, which entailed personal contact with 1,190 investors/analysts.

The investor and analyst relations department achieved recognition in 2012 from various sources, including its selection by IR Magazine as the best IR Team in the financial industry in Europe in the sell side category and second place in the same category according to the survey conducted by Institutional Investor magazine.

Santander has continued to strengthen the channels for shareholder information and service through the eight shareholders’ offices it has in significant markets in which it is present (Spain, United Kingdom, United States, Brazil, Mexico, Portugal, Chile and Argentina), and adding a new shareholders’ office in Mexico to serve the new shareholders resulting from its Mexican subsidiary’s listing on the stock exchange.

CHANNELS FOR SHAREHOLDER INFORMATION AND SERVICE

Telephone service lines	215,278	Questions
Shareholder’s mailbox	22,710	E-mails answered
	212,806	Subscriptions
Economic Forums	12,505	Participants
	161	held
SMS alerts	963,401	Alerts sent
	70,261	Subscriptions
Letters	612,500	Letters answered

Finally, in compliance with recommendations of the National Securities Market Commission on meetings with analysts and investors, both notices of meetings and the documentation to be used thereat are being published sufficiently in advance.

Annual general shareholders’ meeting held on 30 March 2012

Information on the call to meeting, establishment of a quorum, attendance, proxy-granting and voting

A total of 343,801 shareholders attended in person or by proxy, with 4,980,852,134 shares. The quorum was thus 54.874% of the share capital of the Bank.

The shareholders at the general shareholders’ meeting approved the corporate management of the Bank in 2011 with a 97.981% favourable vote.

The average percentage of affirmative votes upon which the proposals submitted by the board were approved was 93.120% .

The following data are stated as percentages of the Bank’s share capital:

Physically present	0.404	%(1)
By proxy	39.016	%(2)
Absentee votes	15.454	%(3)
Total	54.874%

(1)	Of this, 0.002% of share capital attended by remote means via Internet.
(2)	The percentage of share capital that granted proxies via Internet was 0.06%.
(3)	Of this, 15.443% of votes were cast by postal mail, the rest being electronic votes.

Resolutions adopted at the general shareholders’ meeting held in 2012

The full text of the resolutions adopted at the 2012 annual general shareholders’ meeting is available on the websites of both the Group (www.santander.com) and the CNMV (www.cnmv.es).

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

4.	SANTANDER GROUP MANAGEMENT TEAM

COMPOSITION

Chairman	Mr Emilio Botín-Sanz de Sautuola y García de los Ríos

Chief executive officer	Mr Alfredo Sáenz Abad

Executive vice presidents
Americas	Mr Jesús Mª Zabalza Lotina
Internal Audit	Mr Juan Guitard Marín
Retail Banking Spain	Mr Enrique García Candelas
Global Wholesale Banking	Mr José García Cantera
Mr Adolfo Lagos Espinosa
Mr Jorge Maortua Ruiz-López
Global Private Banking, Asset Management and Insurance	Mr Javier Marín Romano
Banesto	Mr Francisco Javier San Félix García
Brazil	Mr Marcial Portela Álvarez
Communications, Corporate Marketing and Research	Mr Juan Manuel Cendoya Méndez de Vigo
United States	Mr Jorge Morán Sánchez
Mr Juan Andrés Yanes Luciani
Strategy and Asia	Mr Juan Rodríguez Inciarte
Consumer Finance	Ms Magda Salarich Fernández de Valderrama
Financial Management and Investor Relations	Mr José Antonio Álvarez Álvarez
Financial Accounting and Control	Mr José Manuel Tejón Borrajo
Human Resources	Mr José Luis Gómez Alciturri
Risk	Mr Matías Rodríguez Inciarte
Mr Javier Peralta de las Heras
Mr José María Espí Martínez
Santander UK	Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea
Mr José María Nus Badía
Santander Universities	Mr José Antonio Villasante Cerro
General Secretariat	Mr Ignacio Benjumea Cabeza de Vaca
Mr César Ortega Gómez
Technology and Operations	Mr José María Fuster van Bendegem

In addition, Mr Ramón Tellaeche Bosch, a deputy executive vice president of the Bank, is the head of the Means of Payment division.

Country heads

Argentina	Mr Enrique Cristofani
Brazil	Mr Marcial Portela Álvarez
Chile	Mr Claudio Melandri Hinojosa
United States	Mr Jorge Morán Sánchez
Mexico	Mr Marcos Martínez Gavica
Poland	Mr Gerry Byrne
Mr Mateusz Morawiecki
Portugal	Mr Antonio Vieira Monteiro
United Kingdom	Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

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Remuneration

Information on the remuneration of the executive vice-chairs is provided in note 5 to the Group’s legal report.

Related-party transactions and conflicts of interest

Related-party transactions

To the knowledge of the Bank, no member of senior management who is not a director, no person represented by a member of senior management who is not a director, and no company in which such persons or persons with whom they act in concert or who act through nominees therein are directors, members of senior management or significant shareholders, has made any unusual or significant transaction therewith during financial year 2012 and through the date of publication of this report.

Conflicts of interest

The control mechanisms and the bodies in charge of resolving this type of situation are described in the Code of Conduct in Securities Markets, which is available on the Group’s website (www.santander.com).

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

5.	TRANSPARENCY AND INDEPENDENCE

Financial information and other significant information

Financial information

Pursuant to the provisions of its Rules and Regulations (article 34.2), the board has taken the necessary actions to ensure that the quarterly and semi-annual financial information and the other information made available to the markets is prepared following the same principles, standards and professional practices as are used to prepare the annual accounts. To such end, the aforementioned information is reviewed by the audit and compliance committee prior to the release thereof.

As regards the annual accounts, they are reported on by the audit and compliance committee and certified by the head of financial accounting prior to the preparation thereof by the board.

Other significant information

Pursuant to the provisions of the Code of Conduct in Securities Markets, the compliance area is responsible for communicating to the CNMV the significant information generated in the Group.

Such communication shall be simultaneous to the release of significant information to the market or the media, as soon as the decision in question is made or the resolution in question has been signed or carried out. Significant information shall be disseminated in a true, clear, complete and equitable fashion and on a timely basis and, whenever practicable, such information shall be quantified.

In financial year 2012, the Bank published 107 significant events, which are available on the websites of the Group and the CNMV.

Relationship with the auditor

Independence of the auditor

The shareholders acting at the general shareholders’ meeting of 30 March 2012 approved the re-election of Deloitte, S.L. as auditor for one year, with the affirmative vote of 97.682% of the capital present in person or by proxy.

The Bank has mechanisms in place to preserve the independence of the auditor; worth noting is the obligation of the board to refrain from hiring audit firms in which the fees intended to be paid to them for any and all services are more than two per cent of the total income thereof during the last financial year.

In addition, the Rules and Regulations of the Board establish limits upon hiring the audit firm for the provision of services other than audit services that could jeopardise the independence thereof and impose on the board the duty to make public the overall fees paid by the Bank to the auditor for services other than audit services. The information for financial year 2012 is contained in note 48 to the Group’s legal report.

The Rules and Regulations determine mechanisms to be used to prepare the accounts so there is no room for qualifications in the auditor’s report. Nevertheless, the Bylaws as well as the Rules and Regulations also provide that, whenever the board believes that its opinion must prevail, it shall provide an explanation, through the chairman of the audit and compliance committee, of the content and scope of the discrepancy and shall endeavour to ensure that the auditor issue a report in this regard. The annual accounts of the Bank and of the consolidated Group for financial year 2012 are submitted without qualifications.

At its meeting of 13 February 2013, the audit and compliance committee received from the auditor written confirmation of its independence in respect of the Bank and the entities directly or indirectly related thereto, and information regarding additional services of any kind provided to them by the auditors or by entities related thereto, pursuant to the provisions of Royal Legislative Decree 1/2011, of 1 July, restated text of the Audit of Accounts Act.

Such committee, at the aforementioned meeting of 13 February 2013, issued a report setting forth a favourable opinion regarding the independence of the auditors and passing, among other matters, upon the provision of the additional services mentioned in the preceding paragraph.

The aforementioned report, issued prior to the audit report, has the content provided by the Securities Market Act (Ley del Mercado de Valores).

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Intra-group transactions

There were no intra-group transactions in financial year 2012 that were not eliminated in the consolidation process and that are not part of the ordinary course of business of the Bank or of the companies of its Group as regards the purpose and conditions thereof.

Website

Since 2004, the Group’s website (www.santander.com) has disclosed in the Shareholders and Investor Relations section of the main menu all information required under the Companies Act (Ley de Sociedades de Capital) and under Order ECO/3722/2003.

The contents of the Group’s website, which are presented with specific sections for institutional investors and shareholders and are accessible in Spanish, English and Portuguese, received approximately 124,000 visits per week.

The information available on such website includes:

•	The By-laws.

•	The Rules and Regulations for the General Shareholders’ Meeting.

•	The Rules and Regulations of the Board.

•	The professional profiles of and other information regarding the directors, in line with recommendation 28 of the Unified Code.

•	The annual report.

•	The annual corporate governance report.

•	The Code of Conduct in Securities Markets.

•	The General Code of Conduct.

•	The sustainability report.

•	The reports of the audit and compliance committee and the appointments and remuneration committee.

The announcement of the call to the 2013 annual general shareholders’ meeting will be viewable as from the date of publication thereof, together with the information relating thereto, including proposed resolutions and mechanisms for the exercise of the rights to receive information, to grant proxies and to vote, as well as an explanation of the mechanisms for the exercise of such rights by means of data transmission and the rules applicable to the electronic shareholders’ forum that the Bank will make available on its website (www.santander.com).

Unified Good Governance Code

Banco Santander follows practically all of the recommendations concerning corporate governance in the special working group report of 19 May 2006 on the good governance of listed companies (the Unified Code), and does not follow (i.e., does not adopt in full) a small number of them (3 out of 58).

The annual corporate governance report, which is a part of the management report, explains the position of the board

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CONSOLIDATED FINANCIAL REPORT

CONSOLIDATED FINANCIAL REPORT

ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

CONSOLIDATED FINANCIAL REPORT

General background

The global economy remained weak in 2012, due to Europe’s sovereign debt crisis and the slow recovery of the US economy. Emerging economies continued to be more positive, although some of them were also affected by the international environment. The euro zone’s crisis reached a turning point at the European Council in June and the financial aid mechanisms presented by the European Central Bank (ECB) in September, which reduced significantly the probability of a break-up of the zone accorded by the market.

In the US, the fourth quarter preliminary GDP figure showed a annualized decline of 0.1% because of the sharp cut in public spending in the face of the threat of the “fiscal cliff” and the negative contribution of stocks. Consumption and investment were positive and confirmed the continued expansion, albeit a moderate one. Growth for the whole of 2012 is estimated at 2.2% and the underlying inflation rate was within the Fed’s target range (close to 1.5%).

The lack of inflationary pressures suggested that a rise in interest rates was unlikely until the middle of 2015. Democrats and republicans reached a temporary agreement to avoid the “fiscal cliff”, which had it happened would have pushed the economy back into recession. The agreement gives two months to negotiate a new debt ceiling and agree specific structural spending cuts.

Latin America’s growth eased in 2012, with a varied performance by country. Growth was stronger than expected in Chile and less so in Brazil. Inflation remained controlled in the short term, interest rates softened and currencies tended to appreciate, except for the Brazilian real, in the last part of 2012.

Brazil’s GDP is expected to rise 1% in 2012, with a weaker than expected recovery in the second half. Despite the strengthening of consumption (thanks to job creation), the fall in investment is eroding economic growth. The central bank, with growth as one of the priorities of its strategy, continued to cut interest rates. The Selic reached a record low of 7.25%. Inflation was 5.8% at the end of 2012 (6.5% in 2011). The real traded against the dollar at below BRL 2 in the first half of the year, though lower than expected growth in the last part of the year modified the trend so that the currency ended 2012 at BRL 2.05/US$.

Mexico is expected to grow by almost 4%, backed by industrial exports, the residential sector and a greater participation of the services sector. Inflation remained within the Central Bank of Mexico’s target range (3% ± 1%) in the first half of the year and rose in the second half to 3.6% in December. Underlying inflation remained at around 3.5%, a comfortable level for the Central Bank of Mexico, which kept its key rate at 4.5% for the third year running. The peso was relatively stable at around MXN 13/US$ (MXN 13.02/US$ at the end of the year).

The growth of the Chilean economy is estimated at 5.6%, driven by buoyant domestic demand, mainly consumption (benefiting from growth in wages and lending) and investment. Inflation, which deteriorated at the end of 2011 and the beginning of 2012, improved in the second half and ended the year at 1.5% (4.4% in 2011). The benchmark interest rate remained stable at 5% after a cut of 25 b.p. in January. The peso traded at CLP 479/US$ (after remaining for almost all the year below CLP 500/US$).

The euro zone economy is expected to shrink 0.4% in 2012. The region returned to recession in the second half, reflecting public sector austerity measures and deleveraging of the private sector, and for a while a deterioration in the financial conditions related to the sovereign debt crisis and doubts on the future of Monetary Union (only dispelled after the summit in June and the European Central Bank’s measures).

Inflation remained above the ECB’s target of 2% throughout the year, with an average rate of 2.5%, due to higher oil prices at the start of the year and higher indirect taxes in some countries. Even so, inflation was lower than in 2011 and remains on a downward path that could see it at around the target in 2013.

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The ECB again played a key role in seeking to resolve the crisis. It began 2012 with two long-term financing operations to guarantee the financial system’s liquidity. In July, greater uncertainty led the ECB to cut its refinancing rate by 25 b.p. to 0.75% and the deposit rate (the reference rate for current money markets) to 0%.

In September the ECB unveiled Outright Monetary Transactions (OMT). The objective is to restore the transmission mechanism of monetary policy, affected by the financial fragmentation of the area associated with the perception of the risk of break-up of the euro zone. With them, the ECB can buy sovereign bonds with maturities of between one and three years provided the government requests a bail-out by the European Financial Stability Facility or the European Stability Mechanism. Although the triggering of the OMTs is in the hands of national governments, the announcement helped to ease financial tensions.

As regards the exchange rate, tensions in the euro zone caused the single currency to depreciate against the dollar since August and end the year at EUR 1/US$1.32.

The economic situation and prospects varied from country to country. The peripheral European economies suffered the impact of a tougher fiscal adjustment and deleveraging in the private sector, coupled with higher funding costs. The core countries, on the other hand, continued to be more resilient. Germany continued lowering its unemployment rate to 5.4%. GDP growth was 0.7%.

The Spanish economy shrank by around 1.4% in 2012, due to the strong adjustments in both the public (fiscal consolidation) and private sectors (deleveraging).

Domestic demand reflected the sharp fall in household consumption (higher VAT, rise in withholding income tax, wage reductions and uncertainty); the significant effort to contain spending and public investment (chiefly in the last part of the year) and the adjustment in the real estate sector. The positive feature was higher than expected exports, which contributed to a current account surplus in the last part of the year.

Inflation was 2.9%, affected by higher VAT, medical products and the rise in administered prices. The underlying inflation rate ended the year at 2.1%, in line with the evolution of prices in the Eurozone.

The UK economy remained unchanged (0.0%) in 2012. Excluding the third quarter, very influenced by the Olympic Games, activity was weak underlying. The factors were weaker external demand and the impact of the euro zone’s sovereign debt crisis, on the one hand, and weak domestic demand, on the other, affected by the fiscal adjustment, the need for households to reduce their debts and tighter borrowing conditions to the private sector.

Inflation was still high compared to other European economies and clearly above the Bank of England’s target, though it dropped in 2012 to 2.8% on average from 4.5% in 2011 and will probably continue to do so in 2013. The Bank of England held its base rate at 0.5%, increased its quantitative easing programme to a total of £375,000 million and introduced a Funding for Lending Scheme to foster credit to households and companies through providing long-term liquidity at interest rates below the market’s. Sterling appreciated to EUR 1 / £0.82.

Poland economy grew at a slower pace in 2012 (+2.0% estimated), although above the European average, due to Europe’s lower growth, less buoyant domestic consumption and measures to control the budget deficit. Inflation was more moderate (2.2% in December) and in the fourth quarter the central bank cut its key rate 50 b.p. to 4.25%, a trend that continued in 2013 (-50 b.p. in February to 3.75%). The zloty appreciated to EUR 1 / PLN 4.07.

EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	2012		2011
	Year end	Average	Year end	Average
US$	1.3194	1.2842	1.2939	1.3903
Sterling	0.8161	0.8106	0.8353	0.8675
Brazilian real	2.7036	2.5012	2.4159	2.3244
New Mexican peso	17.1845	16.8940	18.0512	17.2523
Chilean peso	631.7287	624.4675	671.3400	672.0923
Argentine peso	6.4865	5.8295	5.5686	5.7445
Uruguayan peso	25.3061	25.9755	25.8133	26.7630
Polish zloty	4.0740	4.1820	4.4580	4.1105

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Provisioning and recapitalizing the Spanish banking sector

Spain deepened in 2012 the provisioning and recapitalization of its banking sector, begun in 2009. This process is part of the measures adopted to reduce tensions in financial markets stemming from the intensification of the sovereign debt crisis and doubts on the health of the Spanish banking system.

Five main steps have been taken to strengthen the credibility of and confidence in the Spanish banking system.

1.	More provisions required for loans to the construction and real estate sectors, differentiated by the type of asset and situation, including those up to date with payments.

2.	Expert and independent assessment of banks’ balance sheets to determine the system’s capital needs and those of each bank.

3.	Request for financial assistance from European institutions to recapitalize those banks which require it.

4.	Creation of the company for the management of assets from the reconstruction of the banking system (known as Sareb).

5.	Recapitalisation and restructuring of banks that needed state aid.

▶    1. Requirement for additional provisions for the real estate sector

Two royal decree laws (2/2012 February and 18/2012 May) required the banking sector to set aside EUR 84,000 million of extra provisions to cover possible losses from real estate loans in the coming years.

These requirements, which had to be covered by the end of 2012, raised the average coverage of loans to the real estate sector from 18% at the end of 2011 to 45%. The higher levels of coverage were applied to those assets with a reduced capacity to be sold. Specifically, developments underway and land, both foreclosed and in doubtful situation, increased their coverage levels to 65% and 80%, respectively.

Also of note was that the part of the real estate portfolio up to date with payment increased its average coverage level to 30%.

In the case of Grupo Santander in Spain, implementing the requirements set in both royal decree laws amounted to EUR 6,800 million of provisions.

At the end of 2012, the Group had fully covered all the required provisions.

▶    2. Expert and independent assessment of the banking system

This was an exercise of maximum transparency, which extended the analysis of the real estate exposure by incorporating the total credit portfolio to the resident private sector, both loans to homes (including mortgages) as well as to SMEs and the rest of non-financial companies.

The assessment of the 14 largest banks and groups (90% of the sector) was carried out in two phases.

•	First phase, a top-down analysis by the consultancies Oliver Wyman and Roland Berger to assess the sector’s resistance as a whole in two scenarios during 2012-2014 and determine the system’s global capitalization needs, under two scenarios (standard and adverse). It was completed in June, with the following results:

	Oliver Wyman		Roland Berger
EUR billion	Base	Adverse	Base	Adverse
Total stress losses*	170-190	250-270	119.1	169.8
Required capital	16-25	51-62	25.6	51.8

*	The analysis of Roland Berger, unlike that of Oliver Wyman, takes into account the previously established provisions.

•	Second phase. A bottom-up analysis consisting of a detailed analysis of banks’ credit portfolios, which assessed their systems for classifying, provisioning and measuring their credit risks. A wider exercise was then carried out where, on the basis of the specific figures of each bank and applying a stress test, the banks’ individual capital needs were calculated under both scenarios.

In this second phase, conducted by Oliver Wyman, the four leading auditing firms in Spain (Deloitte, PwC, Ernst & Young and KPMG), six Spanish and foreign real estate appraisal companies and a project director (The Boston Consulting Group) to support the Bank of Spain in coordination participated.

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The exercise was very rigorous, both in the amount of information analysed as well as the toughness of the data used in the adverse scenario and the process’s model of international monitoring and governance, supervised by the ECB, EC and IMF.

The adverse scenario (probability of less than 1%) includes sharp falls in GDP (-6.5% between 2012-2014), a rise in unemployment (to 27.2% in 2014) and a big fall in real estate prices. The scenario was the toughest of those applied so far in Europe in the conducted stress tests.

The severity of the exercise is reflected in the levels used for the probability of default and in the adjustments applied to estimate the banks’ capacity to absorb losses. The default probability was multiplied by three in the portfolios of companies and real estate developers (to 27% and 87%, respectively). In mortgages to individuals it was multiplied by five (to 15%) and in foreclosed properties the expected loss was increased to 64%.

As for the absorption capacity, revenues from trading gains and from the investment portfolio were limited, dividend income reduced by 30% and business decisions not executed at the time of the analysis were not taken into account.

The results of the bottom-up analysis for 2012-2014 showed that:

•	Total losses in the credit portfolio (loans in Spain) would be EUR 270,000 million in the adverse scenario and EUR 183,300 million in the baseline scenario.

•	In the adverse scenario, the system’s capital needs to attain the required core capital ratio of 6% (CT1) were estimated at EUR 59,300 million (EUR 53,700 million considering the fiscal impact). This figure is based on the difference between the estimated losses and the total capacity of absorption (provisions and protection frameworks already established, pre-provision profit and the initial surplus of capital).

•	These capital needs in the baseline scenario (CT1 of 9%) were estimated at EUR 24,000 million (EUR 25,900 million considering the fiscal impact).

The results for individual banks were as follows:

•	Seven banks that represent 62% of the credit portfolio analysed do not need any more capital (Group 0).

•	The four banks taken over by Fund for the Orderly Bank Restructuring (FROB) form Group 1 and account for 86% of the sector’s capital needs.

•	The rest of banks with capital needs, after presenting their recapitalization plans, form Group 2 if they need state aid and Group 3 if they obtained the funds by themselves.
In the case of Banco Santander, the results of the adverse scenario were as follows:

•	The only bank to increase its CT1: from 9.7% to 10.8%.

•	Large capital surplus in 2014 of EUR 25,300 million.

•	The largest capacity to generate profits in the system.

•	Expected loss for SAN 15.6%, below that of the sector (17.4%).

▶    3. Request for European financial assistance

This was approved in July by the Eurogroup. Its basic features and conditionality are set out in the Memorandum of Understanding. They are:

•	Financial: credit line to the FROB of up to EUR 100,000 million with the guarantee of the Spanish state; average maturity of 12.5 years, in better conditions than the market and without seniority status over other debts.

•	Conditionality for the financial sector:

•	Individual for banks that require recapitalization with public funds: restructuring plan needed within the state’s rules of scope and aid; segregating problematic assets.

•	For each single entity: minimum core capital ratio of 9% and tracking of the evolution of balance sheets, particularly liquidity and deposits.

In addition, the Memorandum of Understanding sets out the need to improve the restructuring and resolution processes for banks in Spain, specified in Royal Decree Law 24/2012 of August and subsequent developments. The main aspects are:

•	New restructuring and resolution framework with clear definition of functions between the FROB and the Deposit Guarantee Fund.

•	Holders of preference shares and subordinated debt in banks with state aid to assume losses.

•	Transfer of impaired assets from banks with state aid to an asset management company.

The restructuring plans of the banks that required state aid for their recapitalisation (Groups 1 and 2) have had to adapt to this new framework as well as receive the approval of the EU competition authorities in order to receive European financial assistance.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

▶     4. Creation of the company for the management of assets from the reconstruction of the banking system (known as Sareb)

The creation of Sareb, also known as “bad bank”, is a decisive step toward recovering confidence in the Spanish banking system, which should be reflected in a lower cost of funding and better ratings.

Its objective is to manage and sell in an orderly fashion the loans and real estate assets placed in it from banks in Groups 1 and 2 over no more than 15 years.

Sareb’s basic features are:

•	The total volume of assets under management is around EUR 50,000 million net of provisions, of which EUR 36,700 correspond to Group 1 banks and the rest to Group 2.

•	The assets transferred must be over EUR 100,000 for foreclosed properties and EUR 250,000 for loans to developers.

•	Conservative transfer price: average discount of 54%, higher than the average expected loss in Oliver Wyman’s adverse scenario.

•	Financial structure: medium-term debt (1 to 3 years) with state guarantees as payment for net assets transferred, and equity of 8% of said assets (2% capital and 6% subordinated debt – remunerated at 8%).

•	Shareholders: 55% private (participation of the main Spanish banks and insurers and also subsidiaries of foreign banks) and 45% public (FROB).

The initial 15-year business plan envisages a return on equity of close to 15% on average a year, aided by:

•	A conservative transfer price.

•	Annual sales lower than international references.

•	A price scenario that sees a rise as of the fourth year and

•	A significant part of the credit portfolio up to date with payments as a revenue generator.

Grupo Santander has committed an investment of EUR 840 million in Sareb (25% capital and 75% subordinated debt).

The Group’s stake is around 17% with two representatives on the board of directors.

▶     5. Recapitalisation and restructuring of banks that needed state aid

Following the review and approval of the recapitalisation and restructuring plans of banks in need of capital (according to Oliver Wyman report) by the Spanish and European authorities, the state aid for each bank was determined.

The capital to be injected by FROB into Group 1 banks amounted to EUR 36,968 million. In December 2012, this amount was transferred from the European Stability Mechanism to FROB, together with EUR 2,500 million for FROB’s contribution to Sareb, which recapitalised these banks before the end of the year.

In the case of the four banks that made up Group 2, FROB will inject EUR 1,865 million of capital. Two banks (in Group 3) in need of capital but which showed a capacity to cover their needs themselves will not receive state aid.

The total state aid for banks in need is EUR 38,833 million, significantly below the EUR 54,000 million identified by Oliver Wyman for these banks. This lower amount is due to the losses assumed by hybrid instruments, the transfer of assets to Sareb and capital gains realised by banks.

The sector is in the final phases of its recapitalisation, which will enable those banks to meet the maximum quality capital ratio requirement of 9%.

In addition, and according to the aforementioned Memorandum of Understanding, a profound restructuring was underway in the eight banks receiving state aid, which must reduce their balance sheets before 2017:

•	The Group 1 banks will cut their balance sheets by 60% and focus their business model on retail lending and to SMEs in their home regions.

•	The Group 2 banks will reduce their balance sheets by between 25% and 40%.

•	A bank that was not viable on its own has been sold.

The European Commission believes that these business reduction plans, which involve big closures of branches and shedding of employees, guarantee the long-term viability of all these banks.

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2012 Summary of Grupo Santander

Grupo Santander posted an attributable profit of EUR 2,205 million in 2012, 58.8% less than in 2011.

The result would have been EUR 5,251 million (-25.2%) but for the special provisions set aside for soured property loans in Spain (EUR 6,140 million gross and EUR 4,110 million net of tax). After these provisions, Santander has exceeded the amounts required by royal decree laws 2/2012 and 18/2012.

Of the net provisions, EUR 1,064 million came from capital gains, mainly from the sale of the subsidiary in Colombia and the insurance operation in Spain and Portugal, and EUR 3,047 million was charged to the year’s ordinary earnings.

In a still complex environment in many of the markets in which we operate, Santander showed the resistance of its business model and the Group’s capacity to keep on generating high recurring results. This was underscored by the pre-provision profit (net operating income), which continued to absorb the higher provisions required by the phase of the cycle and the regulatory requirements.

The pillars of Santander’s model are:

•	Focus on the customer and on retail business.

•	Geographic diversification and the model of subsidiaries.

•	Discipline in risks, liquidity and capital. Strengthening the three variables was a priority in the Group’s management during 2012.

•	The continuous effort in improving operational and commercial efficiency.

•	The Santander brand, recognized as one of the main ones in the banking world: fourth financial brand according to Top Banking Brands 2012, fifth by leadership according to the Hay Group published by Forbes and the world’s best global bank according to Euromoney.

•	Santander staff. The Group’s 186,763 professionals are a key element in its business model.

•	Sustainable business development.

In this environment, and with these strengths, the main features of management in 2012 were:

1.	Solid generation of recurring results. Over the last few years, Grupo Santander has continuously increased its revenues which, as well as setting us apart from the banking sector’s performance as whole, enabled us to keep on boosting net operating income (pre-provision profit), which in 2012 amounted to EUR 23,559 million.

This figure makes Santander one of the best banks in the world in profit generation, and for the 10th year running was higher than the preceding year (on a like-for-like basis) and shows the excellent evolution during the crisis. Pre-provision profit amounted to almost EUR 110,000 million for the last five years.

This capacity to generate results, which is backed by the geographic diversification and the basic focuses of management adapted to each market, endows the income statement with extraordinary strength and provides substantial leeway to absorb provisions in the most demanding scenarios.

•	Gross income increased 2.2%. Net interest income (NII) and fee income rose in a growth scenario in emerging markets and reduced activity, very low interest rates and upward pressure on funding costs in developed markets. On the other hand, income by the equity accounted method declined because of the reduced size of equity stakes in some units and the negative impact of larger contributions required by the deposit guarantee funds.

•	Operating expenses grew 2.9%, with very differentiated management on the basis of markets and businesses. The larger rise corresponded to emerging countries or where we are investing in the franchise, such as in the United States. Spain’s and Portugal’s costs declined.

•	The efficiency ratio was 46.1%, the best figure among our European and North American peers.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

2.	As part of the strategy to prioritise in strengthening the balance sheet, the first point to make is the effort to boost provisions. The Group set aside a total of EUR 18,806 million during 2012.

Of these provisions, the figure for Spain of around EUR 9,000 million was particularly significant, partly due to the rise in NPLs throughout the banking system because of the recession and partly because of the provisions for real estate loans.

These provisions were combined with a strategy of sharply reducing the net real estate exposure in Spain, which was reduced by EUR 12,400 million in 2012 and EUR 28,500 million (-69%) since the end of 2008 and the onset of the crisis.

The provisions and the reduction in the exposure resulted in a notable rise in coverage ratios in 2012. Coverage of problematic real estate balances (doubtful, sub-standard and foreclosures) was 50% (37% at the end of 2011) and the total exposure (including outstanding balances) increased its coverage ratio from 22% in 2011 to 47%.

This produced a rise of 25.1 percentage points in total coverage of credit risk in Spain to 70.6%, and of 11.2 percentage points in the Group’s total coverage (from 61.4% in December 2011 to 72.6% at the end of 2012).

As for the NPL ratio, and although the Group is not immune to the market’s trends, Santander’s risk management model means that, generally, we compare well with the system’s average in the main markets where we operate. The Group’s ratio at the end of 2012 was 4.54%, with most of the rise due to units in Spain and Brazil.

3.	Solid funding structure and improvement in the Group’s liquidity ratios. In a year of substantial tensions in markets caused by the sovereign debt crisis and doubts on the euro’s survival, the improvement in the liquidity position was a priority in the Group’s strategy.

The capacity to capture funds in the retail market through the extensive branch network, the wide and diversified access to wholesale markets via Santander’s model of subsidiaries and the current context of reduced funding needs in some markets because of deleveraging enabled the Group to bolster in 2012 its liquidity situation and that of its subsidiaries, particularly in the euro zone. Some of the measures that reflect this improvement were:

•	At the Group level, the loan-to-deposit ratio ended the year at 113% (down from 117% in 2011 and 150% in 2008). The structural liquidity surplus was more than EUR 157,000 million and the liquidity reserve amounted to EUR 217,000 million.

•	The gap between loans and deposits in Spain and Portugal was reduced by EUR 42,000 million in 2012. In the specific case of Spain, the year ended with a loan-to-deposit ratio of 96% (118% in 2011).

•	Management of liquidity by stand-alone subsidiaries enabled the Group to maintain a conservative strategy and issue EUR 43,000 million of medium- and long-term issuances and securitisations (EUR 16,000 million issued in Spain).

4.	High Group solvency, with the core capital ratio ratio rising for the sixth straight year. This ratio rose from 10.02% in 2011 to 10.33% in 2012, in accordance with the BIS II international standard.

Furthermore, the publication of stress test results for individual Spanish banks confirmed the Group’s strength, solvency and capacity to face a further slide in the economic environment.

5.	High shareholder remuneration. Santander maintained in 2012 a total remuneration of EUR 0.60 per share, through its Santander Dividendo Elección (scrip dividend) programme, which meant maintaining the remuneration per share of the three previous years.

6.	Santander developed in 2012 a wide range of measures in order to keep on advancing in improving the Group’s global positioning since the onset of the crisis. The following steps, among others, were part of this strategy:

•	Organic growth in countries such as Mexico, Brazil and the US where we are increasing our installed capacity and enhancing our commercial capacity.

•	As part of the strategy to deepen the model of listed subsidiaries, 24.9% of Banco Santander Mexico was floated.

This IPO, which drew a big demand, was the largest offering of shares in Mexico and the third largest in the world in 2012. After it, Santander Mexico’s market capitalization ended 2012 at EUR 16,639 million and among the 70 largest banks in the world.

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•

Organic and inorganic rise of the presence in Poland, where 2012 was the first full year for the consolidation of BZ WBK and where we reached a merger agreement with Kredyt Bank, which went ahead at the beginning of 2013.

This operation, together with the Group’s strong position in Poland’s consumer credit business, consolidated Santander as one of the main players in a key country for the Group.

•

Adjustment to the competitive environment in Spain. Within the restructuring framework of the financial sector in Spain, the Group will strengthen the Santander brand by integrating Banesto and Banif into Banco Santander.

The single brand and new structure, with 4,000 branches under the same corporate identity, will enable Santander to better take advantage of the opportunities to gain market share in Spain, by providing a wider range of products and a better quality of service.

The operation also offers significant synergies of integration, is a low risk one and will have a positive impact of around 3% on earnings per share over consensus by the third year.

The legal merger is expected to be completed in May 2013 and the operational and brand integration is expected to be accomplished before the end of 2013.

•	Lastly, agreements were signed in 2012 to improve the revenue-generating capacity of global businesses, with corporate operations in insurance and cards.

All these operations enabled the Group to end 2012 in a position of great growth potential in the coming years.

The main developments in the principal (or geographic) segments were:

•	Continental Europe: attributable profit of EUR 2,305 million (+0.8%), largely determined by the rise in gross income in the second half of the year in the retail networks in Spain and the higher profit at Santander Consumer Finance (+9.0%) and BZ WBK (Poland), which increased 43.9% partly due to the perimeter effect (without it: +21%). These advances were offset to some extent by the higher provisions made in Spain and Portugal.

•	UK: attributable profit of £ 952 million (-10.2%). Gross income was affected by the higher cost of funding and the impact of low interest rates, costs that dropped and provisions up 22.8%, though they declined in the second half of the year over the first half (-14%).

•	Latin America: attributable profit of EUR 4,305 million. In constant currency, gross income rose 11.7% and net operating income 15.7%. This did not feed through to attributable profit because of higher provisions, taxes and the perimeter effect. Without the latter, profit was 3.7% higher.

•	US: attributable profit of $1,042 million, 25.8% less because of the perimeter effect on Santander Consumer USA and a negative impact of $127 million from the charge made as a result of the judicial recommendation in the third quarter to remunerate the Trust PIERS issue at 13.61%.

A more detailed analysis of the results and of the main balance sheet items now follows.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Grupo Santander. Results

▶	Gross income of EUR 43,675 million, 2.2% more in the year, reaching an all-time high due to the resistance to the cycle in developed markets and the increase in emerging ones.

▶	Costs under control (+2.9%), with differentiated management by units.

▶	Solid generation of recurring profits: EUR 23,559 million of pre-provision profit (net operating income) for the Group, improving for the 10th year running.

▶	The strength of the income statement allowed the exceptional provisions (EUR 18,806 million, of which EUR 6,140 million were for real estate in Spain) to be absorbed.

▶	At the end of 2012, the provisions made exceeded the amounts required by the royal decree laws and represented a significant increase in the coverage ratios in Spain and in the Group.

▶	The attributable profit for the Group amounted to EUR 2,205 million, 58.8% less than in 2011. Before real estate provisions the attributable profit was EUR 5,251 million.

In 2012, the Group posted an attributable profit of EUR 2,205 million, 58.8% less than in 2011.

This was due to several factors that negatively affected year-on-year comparisons.

•	The most important one was provisions for real estate risk in Spain of EUR 4,110 million net of tax, EUR 1,064 million of which came from the capital gains generated mainly from the sale of the subsidiary in Colombia and the insurance operation in Spain and Portugal, and EUR 3,047 million were charged to the year’s earnings.

•	A negative perimeter effect on attributable profit of 11 p.p. resulting from the difference between:

•	a positive effect from the entry in April 2011 of Poland’s Bank Zachodni WBK and to a lesser extent the business acquired from SEB in Germany as of February 2011, and

•	a negative effect from the sale of the subsidiary in Colombia; the reduced contribution of income by the equity accounted method (due to the entry of new partners in Santander Consumer USA and the partial sale of insurance business in Latin America; the reinsurance of the portfolio of individual life risk of Santander’s insurers in Spain and Portugal, and the rise in minority interests in Brazil, Mexico and Chile.

INCOME STATEMENT (EUR Million)

	2012	2011	Variation amount	%	2010
Net interest income	30,147	29,110	1,037	3.6	27,728
Dividends	423	394	29	7.3	362
Income from equity-accounted method	427	775	(348)	(44.9)	470
Net fees	10,307	10,208	100	1.0	9,551
Gains (losses) on financial transactions	2,698	2,499	199	8.0	2,585
Other operating income/expenses	(327)	(232)	(94)	40.5	(110)
Gross income	43,675	42,754	921	2.2	40,586
Operating expenses	(20,116)	(19,559)	(557)	2.9	(17,905)
General administrative expenses	(17,928)	(17,468)	(460)	2.6	(15,986)
Personnel	(10,323)	(10,157)	(167)	1.6	(9,196)
Other general administrative expenses	(7,604)	(7,311)	(293)	4.0	(6,790)
Depreciation and amortisation	(2,189)	(2,091)	(98)	4.7	(1,919)
Net operating income	23,559	23,195	364	1.6	22,682
Net loan-loss provisions	(12,666)	(9,900)	(2,766)	27.9	(9,400)
Impairment losses on other assets	(853)	(173)	(680)	394.3	(471)
Other income	(1,593)	(2,811)	1,218	(43.3)	(1,048)
Ordinary profit before taxes	8,447	10,311	(1,864)	(18.1)	11,762
Tax on profit	(2,299)	(2,500)	201	(8.0)	(2,686)
Ordinary profit from continuing operations	6,148	7,812	(1,663)	(21.3)	9,077
Net profit from discontinued operations	(7)	(24)	17	(71.6)	(27)
Ordinary consolidated profit	6,141	7,787	(1,646)	(21.1)	9,050
Minority interests	890	766	124	16.2	869
Ordinary attributable profit to the Group	5,251	7,021	(1,769)	(25.2)	8,181
Net capital gains and provisions	(3,047)	(1,670)	(1,377)	82.4	—
Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181

EPS (euros)	0.23	0.60	(0.38)	(62.5)	0.94
Diluted EPS (euros)	0.22	0.60	(0.37)	(62.5)	0.94

Pro memoria:
Average total assets	1,287,086	1,228,382	58,704	4.8	1,190,361
Average shareholders’ equity	78,806	74,901	3,904	5.2	69,334

Note:	In order to make a homogeneous comparison the P&L accounts of 2010 and 2011 have been restated, including the contribution from Santander Consumer USA’s and the insurance business in Latin America (included in the transaction with Zurich Seguros) in the “income from the equity accounted method” line.

100

•	The impact of exchange rates on various currencies against the euro was one percentage point negative for the whole Group in year-on-year comparisons for revenues and costs. The impact on the UK and the US income statements was 6 p.p. and 8 p.p. positive, respectively, and 4 p.p. negative on Latin America (-8 p.p. on Brazil and +5 p.p. on the rest of Latin America).

All these effects absorbed the good evolution of pre-provision profit, which amounted to EUR 23,559 million, a rise of 1.6% or +4.4% after eliminating the perimeter and exchange rate effects.

The performance of the income statement and comparisons with 2011 is as follows:

Gross income was EUR 43,675 million, 2.2% higher (+3.7% excluding the perimeter and exchange rate impacts).

•	Net interest income (NII) rose 3.6% to EUR 30,147 million. This is the net of different impacts.

•	The positive effect of improved spreads on loans for the whole Group, from 3.69% in 2011 to 3.95% in 2012. This was due on the one hand to the growth in volumes and the adequate management of prices in emerging markets, and on the other hand to improved profitability in new lending in countries such as Spain, Portugal and the UK, in a scenario of lower volumes and low interest rates.

•	Negative effect from the higher cost of funding caused by the greater cost of credit and a conservative strategy in liquidity.

•	Reduction in the spreads of deposits, from 0.31% in 2011 to 0.10% in 2012. This drop was due to the higher cost of funding in countries with strong competition for deposits during part of the year. The improved liquidity situation of the markets, together with the lower wholesale funding costs in recent months, should allow a gradual reduction in the cost of deposits.

QUARTERLY (EUR Million)

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net interest income	7,075	7,225	7,275	7,536	7,821	7,678	7,495	7,153
Dividends	40	193	60	101	61	216	66	80
Income from equity-accounted method	225	204	169	176	136	120	84	87
Net fees	2,518	2,667	2,636	2,387	2,622	2,568	2,576	2,541
Gains (losses) on financial transactions	664	722	639	474	797	675	643	583
Other operating income/expenses	(40)	(90)	(57)	(45)	(83)	(67)	(84)	(93)
Gross income	10,482	10,921	10,722	10,629	11,354	11,190	10,780	10,351
Operating expenses	(4,731)	(4,826)	(4,909)	(5,093)	(5,074)	(4,967)	(5,100)	(4,976)
General administrative expenses	(4,227)	(4,303)	(4,376)	(4,563)	(4,549)	(4,454)	(4,495)	(4,431)
Personnel	(2,474)	(2,511)	(2,569)	(2,601)	(2,637)	(2,592)	(2,612)	(2,482)
Other general administrative expenses	(1,752)	(1,791)	(1,807)	(1,961)	(1,911)	(1,862)	(1,883)	(1,948)
Depreciation and amortisation	(505)	(523)	(533)	(530)	(525)	(514)	(605)	(545)
Net operating income	5,750	6,095	5,813	5,536	6,280	6,223	5,681	5,375
Net loan-loss provisions	(2,065)	(2,546)	(2,711)	(2,577)	(3,127)	(3,413)	(2,994)	(3,132)
Impairment losses on other assets	(48)	(52)	(84)	11	(83)	(97)	(81)	(592)
Other income	(546)	(1,378)	(357)	(531)	(526)	(418)	(510)	(139)
Ordinary profit before taxes	3,092	2,119	2,661	2,439	2,545	2,294	2,097	1,511
Tax on profit	(759)	(512)	(683)	(545)	(716)	(651)	(659)	(273)
Ordinary profit from continuing operations	2,332	1,607	1,978	1,894	1,829	1,644	1,438	1,238
Net profit from discontinued operations	(6)	(0)	(15)	(3)	1	(4)	1	(5)
Ordinary consolidated profit	2,327	1,607	1,963	1,890	1,829	1,640	1,439	1,234
Minority interests	218	214	161	173	226	236	197	232
Ordinary attributable profit to the Group	2,108	1,393	1,803	1,717	1,604	1,404	1,242	1,002
Net capital gains and provisions	—	—	—	(1,670)	—	(1,304)	(1,142)	(601)
Attributable profit to the Group	2,108	1,393	1,803	47	1,604	100	100	401
EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01	0.04
Diluted EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01	0.04

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

NII by geographic areas was as follows:

•	Increase of 8.5% in Spain, within an environment of lower balances of loans due to deleveraging, and with appropriate management of prices and higher volumes of deposits.

•	Latin America also did well (+14.7% excluding the perimeter and the exchange rate impact), with Brazil and Mexico up 14.5% and 18.1%, respectively. This growth reflected strong activity, with sustained rises in loans and deposits (in all countries), and defence of spreads in a framework of maintained / lower interest rates.

•	Santander UK and Santander US registered falls of 23.6% and 8.0%, respectively, in their currencies, affected by interest rates at their lowest. Another factor at Santander UK was the higher cost of funding (deposits and wholesale), and in Santander US the impact of the reduction in Sovereign Bank’s non-strategic portfolio.

•	Net fee income increased a little (+1.0%), with a varied performance. That from services increased 3.1%, with most items doing well, and from securities 5.1%, while from mutual funds the decline was 5.0%, affected by the greater shift into deposits, and from insurance dropped 2.2% at constant perimeter.

Spain and Portugal reflected the lower activity of the environment and the US significant regulatory impacts. Poland, the UK, Brazil, Mexico and Argentina increased their net fee income. The quarterly performance improved in the last part of the year and was better than the fourth quarter of 2011 and the first of 2012.

•	Gains on financial transactions increased 8.0%. The decline in those from the UK and Corporate Activities was offset by Continental Europe, Latin America and the US.

•	Income by the equity accounted method was 44.9% lower at EUR 427 million (EUR 775 million in 2011), largely due to the perimeter impact from the Group’s reduced stake in Santander Consumer USA and insurance operation in Latin America.

•	Lastly, other operating income, including the contribution to the deposit guarantee funds, was EUR 327 million negative (EUR 232 million also negative in 2011), partly due to the higher contribution in Spain to the Deposit Guarantee Fund (from 0.6‰ to 2‰ of eligible funds).

Operating expenses rose 2.9% and 2.8% excluding the perimeter and exchange rate effects. The year-on-year performance varied throughout the Group.

In Europe, both large retail units (Spain and Portugal) as well as the UK registered negative growth in costs in real terms, continuing the trend begun in 2011. Of note was Portugal (-4.8%).

The increase in costs was due to Latin America and the US. In the first case, this was linked to the increase in business capacity and the revision of wage agreements in an environment of higher inflation. In the US, the increase reflects greater investment in IT and business structures.

NET FEES (EUR Million)

	2012	2011	Variation amount	%	2010
Fees from services	6,089	5,908	180	3.1	5,450
Mutual & pension funds	1,178	1,236	(59)	(4.7)	1,267
Securities and custody	702	668	34	5.1	784
Insurance	2,339	2,396	(56)	(2.4)	2,051
Net fee income	10,307	10,208	100	1.0	9,551

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The efficiency ratio remained stable at 46%, which compares well with the sector. In September (latest comparative data available), Santander was in second place among its peers (only surpassed by a South American bank) and compared to ratios of 60% on average for the euro zone’s main banks and UK and US banks.

As a result, net operating income (pre-provision profit) was EUR 23,559 million, 1.6% more (+4.4% excluding the perimeter and forex effects).

This figure was a new record (on a like-for-like basis) for the tenth year running, allowing the Group to remain among the best banks in the world for its capacity to generate results. Moreover, seven of the Group’s principal units registered double-digit growth in their local currencies.

This again underscored the Group’s capacity to continue to generate recurring revenues and absorb the higher provisions required by the phase of the cycle and new regulatory requirements.

Provisions for loan losses were EUR 12,666 million (+27.9%). This was due to higher specific provisions because of the growth in lending in emerging countries, combined with the worsening credit quality in some financial systems (Spain, Brazil and Chile).

Moreover, EUR 520 million of generic provisions were released in 2011 in this line of the P&L, compared to a provision of EUR 94 million in 2012.

Net operating income after provisions was EUR 10,893 million, 18.1% lower (-15.6% excluding the perimeter and forex effects).

Other asset impairment losses and other results were EUR 2,446 million negative, compared to EUR 2,984 million also negative in 2011, of which EUR 842 million corresponded to the charge to cover eventual claims related to payment protection insurance (PPI) in the UK.

Ordinary profit before tax was 18.1% lower at EUR 8,447 million (-15.2% excluding the perimeter and forex effects).

Ordinary profit from continuing operations amounted to EUR 6,148 million (-21.3%) after the tax charge of EUR 2,299 million (EUR 201 million lower than the EUR 2,500 million in 2011).

OPERATING EXPENSES (EUR Million)

	2012	2011	Variation amount	%	2010
Personnel expenses	10,323	10,157	167	1.6	9,196
General expenses	7,604	7,311	293	4.0	6,790
Information technology	938	869	70	8.0	793
Communications	642	638	4	0.7	654
Advertising	665	691	(26)	(3.8)	632
Buildings and premises	1,750	1,660	91	5.5	1,544
Printed and office material	168	176	(9)	(4.9)	176
Taxes (other than profit tax)	417	391	26	6.6	369
Other expenses	3,024	2,887	137	4.8	2,622
Personnel and general expenses	17,928	17,468	460	2.6	15,986
Depreciation and amortisation	2,189	2,091	98	4.7	1,919
Total operating expenses	20,116	19,559	557	2.9	17,905

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

NET LOAN-LOSS PROVISIONS (EUR Million)

	2012	2011	Variation amount	%	2010
Non performing loans	13,988	11,324	2,664	23.5	10,339
Country-risk	(2)	(7)	5	(75.8)	2
Recovery of written-off assets	(1,321)	(1,418)	97	(6.8)	(941)
Total	12,666	9,900	2,766	27.9	9,400

The impact of higher minority interests (placement of shares in Brazil, Mexico and Chile) made ordinary attributable profit 25.2% lower at EUR 5,251 million (-17.6% excluding the exchange rate and perimeter effects).

After taking into account the net impact of capital gains and provisions (-EUR 3,047 million), attributable profit was EUR 2,205 million, 58.8% less compared to EUR 5,351 million in 2011.

Earnings per share were EUR 0.23, 62.5% less than in 2011. Ordinary earnings per share were EUR 0.54 (-31.9%). Both of them were affected by the capital increases in 2011 and 2012 for the repurchase of preference shares and to meet the scrip dividend for those shareholders who chose to receive Santander shares.

The capital increases to meet the conversion of Valores Santander did not affect this evolution because, as securities to be mandatorily converted into shares, and in line with the accounting rule for calculating earnings per share, they computed as shares issued right from their commercialisation in October 2007.

The Group’s ROE was 2.8% and return on tangible equity (ROTE) (attributable profit/shareholders’ equity less goodwill) was 4.1%. On the basis of ordinary profit, ROE was 6.7% and ROTE 9.8%.

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BALANCE SHEET (EUR Million)

	2012	2011	Variation amount	%	2010
ASSETS
Cash on hand and deposits at central banks	118,488	96,524	21,965	22.8	77,785
Trading portfolio	177,917	172,637	5,281	3.1	156,762
Debt securities	43,101	52,704	(9,602)	(18.2)	57,871
Customer loans	9,162	8,056	1,107	13.7	755
Equities	5,492	4,744	748	15.8	8,850
Trading derivatives	110,319	102,498	7,820	7.6	73,069
Deposits from credit institutions	9,843	4,636	5,208	112.3	16,216
Other financial assets at fair value	28,356	19,563	8,793	44.9	39,480
Customer loans	13,936	11,748	2,188	18.6	7,777
Other (deposits at credit institutions, debt securities and equities)	14,420	7,815	6,605	84.5	31,703
Available-for-sale financial assets	92,267	86,612	5,654	6.5	86,235
Debt securities	87,724	81,589	6,136	7.5	79,689
Equities	4,542	5,024	(481)	(9.6)	6,546
Loans	758,228	779,525	(21,298)	(2.7)	768,858
Deposits at credit institutions	53,785	42,389	11,396	26.9	44,808
Customer loans	697,384	730,296	(32,912)	(4.5)	715,621
Debt securities	7,059	6,840	219	3.2	8,429
Investments	4,453	4,154	299	7.2	273
Intangible assets and property and equipment	17,296	16,840	455	2.7	14,584
Goodwill	24,626	25,089	(463)	(1.8)	24,622
Other	47,997	50,580	(2,583)	(5.1)	48,901
Total assets	1,269,628	1,251,525	18,103	1.4	1,217,501
LIABILITIES AND SHAREHOLDERS’ EQUITY
Trading portfolio	143,241	146,949	(3,708)	(2.5)	136,772
Customer deposits	8,897	16,574	(7,677)	(46.3)	7,849
Marketable debt securities	1	77	(77)	(99.0)	365
Trading derivatives	109,743	103,083	6,659	6.5	75,279
Other	24,600	27,214	(2,614)	(9.6)	53,279
Other financial liabilities at fair value	45,418	44,908	510	1.1	51,020
Customer deposits	28,638	26,982	1,656	6.1	27,142
Marketable debt securities	4,904	8,185	(3,281)	(40.1)	4,278
Due to central banks and credit institutions	11,876	9,741	2,134	21.9	19,600
Financial liabilities at amortized cost	959,321	935,669	23,652	2.5	898,969
Due to central banks and credit institutions	131,670	116,368	15,302	13.1	79,537
Customer deposits	589,104	588,977	126	0.0	581,385
Marketable debt securities	201,064	189,110	11,954	6.3	188,229
Subordinated debt	18,238	22,992	(4,754)	(20.7)	30,475
Other financial liabilities	19,245	18,221	1,024	5.6	19,343
Insurance liabilities	1,425	517	908	175.6	10,449
Provisions	12,872	15,571	(2,699)	(17.3)	15,660
Other liability accounts	23,026	25,052	(2,026)	(8.1)	23,717
Total liabilities	1,185,302	1,168,666	16,636	1.4	1,136,586
Shareholders’ equity	81,243	80,895	348	0.4	77,334
Capital stock	5,161	4,455	706	15.9	4,165
Reserves	74,528	72,660	1,868	2.6	66,258
Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181
Less: dividends	(650)	(1,570)	920	(58.6)	(1,270)
Equity adjustments by valuation	(6,590)	(4,482)	(2,108)	47.0	(2,315)
Minority interests	9,672	6,445	3,227	50.1	5,896
Total equity	84,326	82,859	1,467	1.8	80,914
Total liabilities and equity	1,269,628	1,251,525	18,103	1.4	1,217,501

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Grupo Santander. Balance sheet

▶	The Group’s priority was to strengthen the balance sheet in three key areas: liquidity, capital and provisions.

•	In capturing of funds, preference for deposits (of note was Spain: +EUR 22,000 million) and a conservative issuance policy.

•	In loans, lower demand in Europe, especially in Spain and Portugal, and growth in Latin America, the US and Poland.

•	Improved loan-to-deposit ratio

•	Group: 113% (150% at the onset of the crisis)

•	Spain: 96% (178% at the onset of the crisis).

▶	Core capital ratio (BIS II) of 10.33%, after rising for the sixth straight year.

▶	The Group’s coverage ratio increased 11.2 p.p. to 72.6%. In Spain it rose 25.1 p.p. to 70.6%.

Total managed funds at the end of 2012 amounted to EUR 1,387,769 million, of which EUR 1,269,628 million (91%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

Two factors need to be taken into account in the year-on-year comparisons:

•	A negative perimeter impact from the sale of the subsidiary in Colombia, and from the impact of the change of units that consolidated by the proportional method, mainly in Spain, and now do so by the equity accounted method.

•	The almost null effect from the evolution of non-euro currencies (end of period rates). On the one hand, the appreciation of sterling (2%), the Mexican peso (5%), the Chilean peso (6%) and the Polish zloty (9%) and, on the other, the depreciation of the dollar (2%), the Brazilian real (11%) and the Argentine peso (14%).

The impact of these factors was one percentage point negative on changes in customer balances, both in lending and customer funds.

Customer loans

The Group’s gross customer loans amounted to EUR 745,987 million, 3% lower than in 2011. Eliminating the exchange rate and perimeter effects lending was 2% lower.

The geographic distribution (principal segments) was very different by markets.

In Continental Europe, Spain’s and Portugal’s net customer lending continued to be affected by low demand (-8% and -9%, respectively), while Santander Consumer Finance’s balances remained stable (-1%) and Bank Zachodni WBK increased its lending by 5% in local currency.

CUSTOMER LOANS (EUR Million)

	2012	2011	Variation amount	%	2010
Spanish public sector	16,884	12,147	4,737	39.0	12,137
Other residents	183,130	202,411	(19,281)	(9.5)	217,497
Commercial bills	8,699	9,679	(980)	(10.1)	11,146
Secured loans	103,890	117,946	(14,056)	(11.9)	127,472
Other loans	70,540	74,785	(4,245)	(5.7)	78,879
Non-resident sector	545,972	554,478	(8,506)	(1.5)	514,217
Secured loans	339,519	342,676	(3,156)	(0.9)	311,048
Other loans	206,453	211,802	(5,349)	(2.5)	203,168
Gross customer loans	745,987	769,036	(23,050)	(3.0)	743,851
Loan-loss allowances	25,504	18,936	6,568	34.7	19,697
Net customer loans	720,483	750,100	(29,618)	(3.9)	724,154
Pro memoria: Doubtful loans	35,340	31,287	4,054	13.0	27,908
Public sector	121	102	19	18.4	42
Other residents	16,025	14,745	1,279	8.7	12,106
Non-resident sector	19,195	16,439	2,755	16.8	15,759

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•	Gross customer loans in Spain stood at EUR 205,520 million, 6% lower. Most of the drop was due to the reduction in real estate exposure (-32%) coupled with the necessary process of deleveraging of households. On the other hand, total financing to companies, direct and indirect, remained stable, with the following structure:

•	Gross loans with real estate purpose stood at EUR 15,867 million. These loans decreased in all quarters of 2012, maintaining the strategy of previous years. They dropped 32% (-EUR 7,575 million) over 2011.

•	Loans to individuals amounted to EUR 73,019 million, of which EUR 55,423 million were mortgages for homes. These have the least risk of further deterioration of the portfolio in Spain because of the different features of this product compared to similar ones in other countries. For example, the principle is amortised as of the first day and almost all loans are for residences in ownership, with a very low expected loss.

In the specific case of Grupo Santander, the portfolio is mostly composed of mortgages that are for the first residence, with a large concentration of loans in the lowest tranches of loan-to-value (89% with an LTV lower than 80%) and a very low NPL ratio (2.6%).

•	Loans to SMEs and companies without real estate purpose amounted to EUR 99,750 million and accounted for the largest share of lending (49%). Moreover, indirect lending to companies was provided via payment to suppliers (EUR 4,160 million) launched by the public sector. The combination of both is virtually the same as that of loans granted to companies without real estate purpose in 2011.

•	Lastly, loans to Spain’s public sector, excluding financing to suppliers, stood at EUR 12,724 million (+5% more than in 2011).

•	In Portugal, lending dropped 9%, and came from all segments. In addition, balances in construction and real estate, which represent only 2.9% of lending, declined 22% in 2012.

•	Santander Consumer Finance’s balances remained virtually unchanged (-1%). Germany, which accounts for 52% of the area’s credit, increased its lending 1% and Nordic countries 10% in local currency, while that of other countries more affected by the environment and deleveraging declined.

New loans in 2012 rose 1%, notably those for used cars and durable goods. Financing of new cars rose more quickly than car sales in Europe.

•	In Poland, Bank Zachodni WBK’s lending rose 5% (+9% to individuals and +3% to companies).

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

CREDIT RISK MANAGEMENT* (EUR Million)

			Variation
	2012	2011	amount	%	2010
Non-performing loans	36,100	32,036	4,063	12.7	28,522
NPL ratio (%)	4.54	3.89	0.65p.		3.55
Loan-loss allowances	26,194	19,661	6,533	33.2	20,748
Specific	21,858	15,474	6,384	41.3	14,901
Generic	4,336	4,187	149	3.5	5,846
NPL coverage (%)	72.6	61.4	11.2p.		72.7
Credit cost (%) **	2.21	1.41	0.80p.		1.56

Ordinary non-performing and doubtful loans ***	20,949	18,318	2,631	14.4	18,061
NPL ratio (%) ***	2.69	2.26	0.43p.		2.28
NPL coverage (%) ***	125.0	107.3	17.7p.		114.9

*	Excluding country-risk
**	Net specific allowance / computable assets
***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

In the United Kingdom, the balance of customer loans was 4% lower. In local criteria, the balance of residential mortgages dropped 5% due to the strategy followed to improve the risk profile, while personal loans declined 19%, due to the continuation of the reduction policy. Loans to SMEs increased 18%, gaining further market share.

Lending in Latin America, (excluding the New York branch, more volatile and excluding the exchange rate and perimeter effects), rose 8%. Brazil’s increased 6%, Mexico’s 7% and Chile’s 9%, in local currency.

Lastly, lending in the US increased 5% in dollars.

At the end of 2012, Continental Europe accounted for 40% of the Group’s lending (28% Spain), the UK 34%, Latin America 20% (11% Brazil) and the US 6%. These shares in 2011 were: Continental Europe 42% (Spain 29%), the UK 34%, 19% Latin America (11% Brazil) and 5% the US.

Risks

The still weak situation in some markets, however, continues to push up NPLs due to the rise in bad and doubtful loans as well as slower growth in lending, or reductions in lending volumes in some cases.

The Group’s NPL ratio was 4.54%, 65 b.p. more in 2012.

Total loan-loss provisions were EUR 26,194 million (+33% over 2011). NPL coverage at the end of the year was 72.6%, after rising 11.2 percentage points in 2012, mainly due to the strong rise in provisions in Spain to increase coverage ratios.

Detailed information on risk evolution, (specially on real estate risk in Spain), control and monitoring systems and internal risk models to calculate provisions, is included in the risk management section of this annual report.

Customer funds under management

Total managed funds amounted to EUR 968,987 million, slightly lower than in 2011 (-2%). Deducting the perimeter and forex effects they were 1% lower.

Customer deposits (including retail commercial paper in Spain and Brazil’s “letras financieras”) rose less than 1%, conditioned by lower repos, as if these are excluded, they increased 4%.

108

CUSTOMER FUNDS UNDER MANAGEMENT (EUR Million)

			Variation
	2012	2011	amount	%	2010
Resident public sector	8,487	6,528	1,959	30.0	9,655
Other residents	157,011	144,131	12,881	8.9	161,096
Demand deposits	71,526	68,389	3,137	4.6	67,077
Time deposits	75,414	61,185	14,229	23.3	81,145
Other	10,071	14,557	(4,486)	(30.8)	12,873
Non-resident sector	461,141	481,875	(20,734)	(4.3)	445,625
Demand deposits	228,698	220,299	8,399	3.8	210,490
Time deposits	179,503	197,249	(17,746)	(9.0)	197,590
Other	52,940	64,328	(11,388)	(17.7)	37,545
Customer deposits	626,639	632,533	(5,895)	(0.9)	616,376
Debt securities*	205,969	197,372	8,597	4.4	192,872
Subordinated debt	18,238	22,992	(4,754)	(20.7)	30,475
On-balance-sheet customer funds	850,846	852,898	(2,052)	(0.2)	839,723
Mutual funds	89,176	102,611	(13,435)	(13.1)	113,510
Pension funds	10,076	9,645	431	4.5	10,965
Managed portfolios	18,889	19,199	(310)	(1.6)	20,314
Savings-insurance policies	—	—	—	—	758
Other customer funds under management	118,141	131,456	(13,314)	(10.1)	145,547
Customer funds under management	968,987	984,353	(15,366)	(1.6)	985,269

*	Including retail commercial paper in Spain. EUR 11,536 million in December 2012 and EUR 6,052 million in December 2011

Customer deposits and retail commercial paper in Continental Europe were as follows:

•

Spain’s grew 12% (+17% excluding repos). The increase in demand and time deposits and retail commercial paper was EUR 27,172 million, while repos fell by EUR 5,643 million. This evolution, without a significant impact on costs, improved notably the liquidity ratios. The loan-to-deposit ratio ended 2012 at 96% (118% in 2011).

•	Portugal increased its customer deposits 2% and further improved its liquidity position.

•	Santander Consumer Finance’s deposits dropped 4% due to Germany (93% of the area’s total) and because of the policy of reducing higher cost balances.
•	Bank Zachodni WBK’s deposits remained almost stable (-1%) due to lower time deposits and increased current account balances (+13%).

In the UK, customer deposits declined 2% in sterling, and mutual funds 14%. As in other units, the drop was due to the reduction of the most expensive and volatile balances, as retail deposits increased 5%.

In Latin America (excluding the sale of Colombia and in local currency) customer deposits without repos increased 9%. Mexico’s rose 19%, Brazil’s and Chile’s 6%. Good performance in all three countries in demand and time deposits. Mutual funds dropped 8% in the region (-11% in Brazil and Chile, and +4% in Mexico).

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Lastly, US customer deposits increased 5% in dollars, due to time deposits.

As for mutual funds, they decreased 13% with falls in almost all countries, except in Poland, Mexico and Argentina, affected by the greater focus on capturing on-balance sheet funds. However, pension funds grew 4% in Portugal and 5% in Spain, the only two countries where Santander offers this product. In Spain, the growth was both in individual plans and in associate and employment plans.

Continental Europe accounted for 38% of managed customer funds (29% Spain), the UK 32%, Latin America 25% (Brazil 14%) and the US 5%. The respective percentages in 2011 were almost the same (Continental Europe: 37%; the UK: 32%, Latin America: 26% and the US 5%).

As well as capturing deposits, the Group, for strategic reasons, maintained an active policy of issuing in the international fixed income markets.

The Group issued in the second half of 2012 medium- and long-term issues in Brazil, Chile and the US and reopened the Spanish market with an issue of EUR 4.500 million of Santander senior bonds and EUR 500 million of Banesto covered bonds

In 2012 EUR 31,123 million of medium- and long-term issues were made, EUR 23,281 million of it senior debt and EUR 7,842 million covered bonds.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander, and the main subsidiaries of the countries where it operates. In all cases, issues were at higher prices than in 2011 because of the greater tensions and volatility in the markets.

As regards securitisations, the Group’s subsidiaries placed in the market in 2012 a total of EUR 11,827 million, mainly in the UK.

Maturities of medium and long-term debt amounted to EUR 36,641 million, of which EUR 26,273 million was senior debt, EUR 7,721 million covered bonds, EUR 2,153 million subordinated debt and EUR 493 million preferred shares.

MUTUAL FUNDS (EUR Million)

			Variation
	2012	2011	amount	%	2010
Spain	23,093	27,425	(4,332)	(15.8)	34,310
Portugal	1,544	1,866	(322)	(17.3)	3,209
Poland	2,443	1,747	696	39.8	—
United Kingdom	13,919	15,744	(1,826)	(11.6)	14,369
Latin America	48,178	55,829	(7,651)	(13.7)	61,621
Total	89,176	102,611	(13,435)	(13.1)	113,510

110

PENSION FUNDS (EUR Million)

			Variation
	2012	2011	amount	%	2010
Spain	9,289	8,884	405	4.6	9,650
Individuals	8,002	7,670	332	4.3	8,161
Collective plans	258	249	9	3.6	262
Group employee plans	1,029	965	64	6.6	1,227
Portugal	787	760	27	3.5	1,315
Total	10,076	9,645	431	4.5	10,965

The capturing of stable funds, via deposits and retail commercial paper, combined with the trend of moderate growth in lending, brought the loan-to-deposit ratio to 113%. Of note were the improvements in Spain to 96% (118% in 2011) and Portugal (108% vs. 121% in 2011).

The ratio of deposits plus medium and long-term funding to the Group’s loans was 118%, underscoring the appropriate funding structure of the Group’s lending.

More information of the management of funding in the markets, the framework for managing liquidity and the Group’s structural liquidity position can be found in the risk management section of this annual report, under management of funding and liquidity risk.

Other items of the balance sheet

Total goodwill was EUR 24,626 million, EUR 463 million less than in 2011, entirely due to the evolution of exchange rates in various countries and goodwill amortisation in Italy.

At the end of 2011 the European Central Bank put into effect extraordinary monetary policy measures, including increasing collateral and 3-year auctions in order to inject liquidity into the market.

The Group continued to follow the practice of recourse to these auctions and deposit part of the funds captured in the ECB, as a liquidity insurance. All of this, together with the strategy of replacing repos in the clearing houses with discounted assets in the ECB, is reflected in the evolution of balances with central banks.

In January 2013, the Group repaid EUR 24,000 million corresponding to the total amount borrowed by Banco Santander and Banesto at the December 2011 auction.

The balance of financial assets available for sale amounted to EUR 92,267 million, EUR 5,654 million more in twelve months. The rise was mainly in the US and the UK, while Spain, Portugal and Brazil declined slightly.

TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES (EUR Million)

			Variation
	2012	2011	amount	%	2010
Capital stock	5,161	4,455	706	15.9	4,165
Additional paid-in surplus	37,302	31,223	6,080	19.5	29,457
Reserves	37,513	41,688	(4,175)	(10.0)	36,993
Treasury stock	(287)	(251)	(37)	14.6	(192)
Shareholders’ equity (before profit and dividends)	79,689	77,115	2,574	3.3	70,423
Attributable profit	2,205	5,351	(3,146)	(58.8)	8,181
Interim dividend distributed	(650)	(1,429)	779	(54.5)	(1,270)
Interim dividend not distributed (1)	(423)	(637)	214	(33.6)	(2,060)
Shareholders’ equity (after retained profit)	80,821	80,400	421	0.5	75,273
Valuation adjustments	(6,590)	(4,482)	(2,108)	47.0	(2,315)
Minority interests	9,672	6,445	3,227	50.1	5,896
Total equity (after retained profit)	83,903	82,363	1,540	1.9	78,854
Preferred shares and securities in subordinated debt	4,740	5,896	(1,156)	(19.6)	7,352
Total equity and capital with the natureof financial liabilities	88,643	88,259	384	0.4	86,207

(1)	In 2012, estimated data of May 2013 scrip dividend

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Shareholders’ equity and solvency ratios

Total shareholders’ equity, after retained profits, amounted to EUR 80,821 million, slightly down on 2011 (EUR 80,400 million).

Various issues of ordinary shares were made during 2012 in order to tend to shareholders who chose to receive their dividends in shares under the Santander Dividendo Elección programmes, and for the conversion of Valores Santander.

The four scrip dividends in 2012, two for the third and fourth 2011 dividends and two for the first and second 2012 interim dividends, led to the issue of a total of 892,634,796 shares (79.47% overall acceptance).

Moreover, in order to tend to the conversion of Valores Santander, the Annual General Meeting (AGM) on March 30, 2012 agreed to grant the holders of Valores Santander the option of requesting the voluntary conversion of their securities in four occasions before October 4, 2012, the date of conversion of those Valores Santander in circulation. The holders were able to request the conversion during the 15 calendar days before each of the dates (June 4, July 4, August 4 and September 4).

Conversion requests for a total of 842,944 Valores Santander were received in the four periods, which meant the issue of 319,190,238 new shares.

On October 4, the 519,300 Valores Santander in circulation had to be converted and led to the issue of 200,311,513 shares which, together with those issued during the voluntary conversion periods, resulted in the issue of a total of 519,501,751 shares for the conversion of Valores Santander.

This issue of shares for the conversion of Valores Santander did not increase shareholders’ funds in 2012 as they computed as reserves right from the date of their issuance in October 2007. It also does not affect the evolution of earnings per share and shareholders’ funds per share as, in line with accounting rules, the Valores Santander computed as shares issued from the time of their issuance.

At the end of the year, the equity value was EUR 83,903 million (+EUR 1,540 million and +2% in 12 months), after incorporating minority interests, which increased by EUR 3,227 million, mainly from the IPO in Mexico and valuation adjustments, which declined by EUR 2,108 million. There was a notable negative impact of exchange rates (partly hedged) on the value of stakes in foreign subsidiaries.

COMPUTABLE CAPITAL AND BIS II RATIO (EUR Million)

			Variation
	2012	2011	amount	%	2010
Core capital	57,558	56,694	864	1.5	53,205
Basic capital	62,234	62,294	(60)	(0.1)	60,617
Supplementary capital	11,981	15,568	(3,587)	(23.0)	20,670
Deductions	(1,279)	(1,090)	(189)	17.4	(2,011)
Computable capital	72,936	76,772	(3,836)	(5.0)	79,276
Risk-weighted assets	557,030	565,958	(8,928)	(1.6)	604,885
BIS II ratio	13.09	13.56	(0.47p. )		13.11
Tier I (before deductions)	11.17	11.01	0.16p.		10.02
Core capital	10.33	10.02	0.31p.		8.80
Shareholders’ equity surplus (BIS II ratio)	28,374	31,495	(3,122)	(9.9)	30,885

112

There is also the negative impact of exchange rates on goodwill, but with a neutral impact on capital ratios, as the same occurs in their recording in assets.

The Group’s eligible equity on the basis of BIS II criteria amounted to EUR 72,936 million at the end of 2012 (EUR 28,374 million above the minimum required, +64%).

The BIS II core capital ratio ratio was 10.33% (+31 b.p.), with a positive impact from the ordinary organic generation of capital and the sale of minority interests in Mexico, and negative from the provisions made for real estate loans and the exchange rate effect.

The core capital ratio is of very high quality, very solid and adjusted to the business model, the balance sheet structure and the Group’s risk profile.

The publication of the stress tests results conducted on Spanish banks confirmed the strength of Grupo Santander, its solvency and capacity to face a further deterioration in the economic environment.

Rating agencies

The Group’s access to wholesale funding markets, as well as the cost of issues, depend to some extent on the ratings accorded by rating agencies.

Rating agencies regularly review the Group’s ratings. Classification of long-term debt depends on a series of internal factors (solvency, business model, capacity to generate profits, etc) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which we operate.

Since October 2011 the rating of the Kingdom of Spain has been cut by all agencies and is now at: BBB- from Standard & Poor’s, BBB Fitch, Baa3 Moody’s and A (low) DBRS, with all of them maintaining the negative outlook.

These downgradings led to a revision of Banco Santander’s ratings, as the methodology used by the agencies means that the rating of banks is linked to and limited by the sovereign debt rating of the country in which it is based. Downgradings of sovereign debt are always accompanied by downgradings of banks. As a result, although the agencies recognise Santander’s financial strength and diversification, its methodology prevents the Group’s rating from being more than one notch above that of the sovereign debt rating.

Santander is the only bank in Spain with a rating higher than that for the Kingdom of Spain by all four main agencies. Moreover, it is the only one in the world with a rating above that of sovereign debt by S&P and the only one among the 20 largest banks worldwide with Moody’s.

RATING AGENCIES

	Long	Short
	term	term	Outlook
Standard & Poor’s	BBB	A-2	Negative
Fitch Ratings	BBB+	F2	Negative
Moody’s	Baa2	P-2	Negative
DBRS	A	R1(low)	Negative

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Description of the segments

Grupo Santander maintained in 2012 the general criteria used in 2011, with the following exceptions:

•

The geographic areas of Continental Europe, the UK and Latin America are maintained and one for the US is created which includes Sovereign Bank and Santander Consumer USA, which exits Continental Europe and, within it, SCF in which it was integrated.

Furthermore, and given that Santander Consumer USA began to consolidate by the equity accounted method in December 2011, the income statement for the whole year has been incorporated on this basis, and a pro-forma balance sheet restated, also using this criteria.

•	The consumer business in the UK has been incorporated into Santander UK and exits Continental Europe (and within it, SCF in which it was integrated). The figures for 2011 have been restated.

•

Following the operation with Zurich Seguros, the insurance business in Latin America included in this deal now consolidates by the equity accounted method. In order to facilitate like-for-like comparisons, the income statement for 2011 has been reformulated for the whole of Latin America and the countries affected, as well as the area of Asset Management and Insurance.

•

In order to facilitate like-for-like comparisons, a pro-forma balance sheet has been reformulated for 2011 in Spain, in order to consolidate by the equity accounted method companies that consolidated on a proportional basis.

•

The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 36 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group as a whole.

The basic operating units have been drawn up by aggregating the financial statements of each business segment. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the IFRS, the business areas are structured into two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:

•

Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in this region. Given the importance of some of these units, detailed financial information of the Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Bank Zachodni BWK is also provided.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•

Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Sovereign Bank and Santander Consumer USA (consolidated by the equity accounted method).

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:

•

Retail Banking. This covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US) and the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•

Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas) except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with these management criteria and therefore do not match those published by each institution individually.

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1. Principal segments or geographic

INCOME STATEMENT (EUR Million)

	Net operating income			Attributable profit			Efficiency ratio (%)		ROE (%)
	2012	2011	(%)	2012	2011	(%)	2012	2011	2012	2011
Continental Europe	7,555	7,018	7.6	2,305	2,287	0.8	45.5	47.1	7.36	7.66
o/w: Santander Branch Network	2,582	2,353	9.7	709	660	7.4	44.2	46.5	10.99	9.63
Banesto	1,267	1,112	14.0	94	130	(28.1)	44.1	47.4	1.96	2.78
Portugal	533	443	20.4	124	174	(28.7)	48.6	54.4	4.92	7.00
Santander Consumer Finance	1,763	1,887	(6.6)	727	666	9.0	43.9	41.3	6.70	7.02
Retail Poland (BZ WBK)	543	366	48.4	330	232	42.0	43.9	47.0	18.97	17.93
United Kingdom*	2,434	3,270	(25.5)	1,094	1,223	(10.5)	53.0	44.3	8.23	9.60
Latin America	14,872	13,397	11.0	4,305	4,664	(7.7)	37.9	39.8	19.44	21.78
o/w: Brazil	10,685	9,861	8.4	2,212	2,610	(15.2)	35.3	37.6	17.85	23.26
Mexico	1,695	1,369	23.8	1,015	936	8.5	39.7	41.9	25.07	21.16
Chile	1,385	1,252	10.6	498	611	(18.5)	40.0	39.2	22.09	25.43
USA	1,430	1,741	(17.8)	811	1,010	(19.7)	45.1	36.4	15.53	24.76
Operating areas*	26,291	25,425	3.4	8,515	9,184	(7.3)	42.3	42.4	11.83	13.49
Corporate Activities*	(2,733)	(2,230)	22.5	(3,263)	(2,163)	50.9
Total Group*	23,559	23,195	1.6	5,251	7,021	(25.2)	46.1	45.7	6.66	9.37
Net capital gains and provisions				(3,047)	(1,670)	82.4
Total Group				2,205	5,351	(58.8)	46.1	45.7	2.80	7.14

(*).-    Excluding net capital gains and provisions.

ACTIVITY (EUR Million)

	Net customer loans			Customer deposits			NPL ratio (%)		Coverage (%)
	2012	2011	(%)	2012	2011	(%)	2012	2011	2012	2011
Continental Europe	285,147	305,391	(6.6)	258,691	247,582	4.5	6.25	5.18	72.5	55.8
o/w: Santander Branch Network*	95,134	102,643	(7.3)	95,986	78,864	21.7	9.65	8.47	67.5	39.9
Banesto	61,665	68,850	(10.4)	48,257	50,755	(4.9)	6.28	5.01	71.3	53.1
Portugal	25,960	28,403	(8.6)	23,971	23,465	2.2	6.56	4.06	53.1	54.9
Santander Consumer Finance	56,683	56,731	(0.1)	31,892	33,198	(3.9)	3.90	3.97	109.5	109.3
Retail Poland (BZ WBK)	9,732	8,479	14.8	11,217	10,359	8.3	4.72	4.89	68.3	65.2
United Kingdom	250,527	255,699	(2.0)	194,452	194,318	0.1	2.05	1.84	45.4	40.2
Latin America	140,090	139,867	0.2	134,765	134,078	0.5	5.42	4.32	87.5	97.0
o/w: Brazil	74,511	78,408	(5.0)	69,849	72,405	(3.5)	6.86	5.38	90.2	95.2
Mexico	20,384	18,185	12.1	24,743	21,459	15.3	1.94	1.82	157.3	175.7
Chile	29,677	25,709	15.4	22,411	20,175	11.1	5.17	3.85	57.7	73.4
USA	41,331	40,194	2.8	38,116	36,884	3.3	2.29	2.85	105.9	96.2
Operating areas	717,095	741,152	(3.2)	626,024	612,861	2.1	4.51	3.83	73.1	64.1
Total Group	720,483	750,100	(3.9)	626,639	632,533	(0.9)	4.54	3.89	72.6	61.4

(*),-	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2012 stood at 7.29% (5.99% in December 2011) and NPL coverage was 69,7% (39,2% in December 2011).

OPERATING MEANS

	Employees		Branches
	2012	2011	2012	2011
Continental Europe	58,074	58,864	6,437	6,608
o/w: Santander Branch Network	17,880	17,967	2,894	2,915
Banesto	9,136	9,450	1,647	1,714
Portugal	5,709	5,854	667	716
Santander Consumer Finance	12,279	11,896	629	647
Retail Poland (BZ WBK)	8,849	9,383	519	526
United Kingdom	26,186	27,505	1,189	1,379
Latin America	90,576	91,913	6,044	6,046
o/w: Brazil	53,707	54,368	3,788	3,775
Mexico	13,954	13,062	1,170	1,125
Chile	12,355	12,193	504	499
USA	9,525	9,187	722	723
Operating areas	184,361	187,469	14,392	14,756
Corporate Activities	2,402	2,297
Total Group	186,763	189,766	14,392	14,756

Note:	The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

CONTINENTAL EUROPE (EUR Million)

			Variation
	2012	2011	amount	%
INCOME STATEMENT
Net interest income	9,469	8,876	593	6.7
Net fees	3,626	3,774	(148)	(3.9)
Gains (losses) on financial transactions	460	232	229	98.6
Other operating income (1)	301	397	(97)	(24.3)
Gross income	13,855	13,278	577	4.3
Operating expenses	(6,301)	(6,260)	(40)	0.6
General administrative expenses	(5,638)	(5,661)	22	(0.4)
Personnel	(3,496)	(3,531)	36	(1.0)
Other general administrative expenses	(2,143)	(2,129)	(13)	0.6
Depreciation and amortisation	(662)	(600)	(63)	10.5
Net operating income	7,555	7,018	537	7.6
Net loan-loss provisions	(4,122)	(3,414)	(709)	20.8
Other income	(328)	(507)	180	(35.4)
Profit before taxes	3,105	3,097	8	0.2
Tax on profit	(735)	(717)	(18)	2.6
Profit from continuing operations	2,370	2,380	(11)	(0.5)
Net profit from discontinued operations	(7)	(24)	17	(71.6)
Consolidated profit	2,363	2,356	7	0.3
Minority interests	58	69	(11)	(16.2)
Attributable profit to the Group	2,305	2,287	18	0.8

BALANCE SHEET
Customer loans (2)	285,147	305,391	(20,244)	(6.6)
Trading portfolio (w/o loans)	87,451	78,802	8,649	11.0
Available-for-sale financial assets	21,595	24,640	(3,045)	(12.4)
Due from credit institutions (2)	54,889	48,491	6,398	13.2
Intangible assets and property and equipment	5,856	5,029	827	16.4
Other assets	51,735	26,480	25,255	95.4
Total assets/liabilities & shareholders’ equity	506,673	488,833	17,840	3.6
Customer deposits (2)	258,691	247,582	11,109	4.5
Marketable debt securities (2)	37,049	38,053	(1,004)	(2.6)
Subordinated debt (2)	293	964	(671)	(69.6)
Insurance liabilities	1,425	517	908	175.6
Due to credit institutions (2)	85,297	83,490	1,806	2.2
Other liabilities	92,636	87,822	4,814	5.5
Shareholders’ equity (3)	31,282	30,404	878	2.9
Other customer funds under management	43,391	45,809	(2,417)	(5.3)
Mutual funds	27,080	31,038	(3,959)	(12.8)
Pension funds	10,076	9,645	431	4.5
Managed portfolios	6,236	5,126	1,110	21.6
Savings-insurance policies	—	—	—	—
Customer funds under management	339,424	332,409	7,016	2.1

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

116

Continental Europe

▶	Attributable profit up 0.8% at EUR 2,305 million:

•	Basic revenues (+3.8%) maintained their growth trend, spurred by net interest income (+6.7%) .

•	Operating expenses dropped 1.5% on a like-for-like basis.

•	Net operating income increased 7.6% .

•	Profit evolution conditioned by larger provisions.

▶	Growth strategy: preference for liquidity against a background of low demand for loans.

Attributable profit was EUR 2,305 million, 0.8% more than in 2011 and determined to a large degree by higher provisions.

The results reflect the positive perimeter effect of incorporating Bank Zachodni WBK in Poland and SEB’s branches in Germany and a small negative impact from the insurance operation in Spain and Portugal. Overall, there was a positive impact of one percentage point in attributable profit.

Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.

Strategy

In a weak environment and with low interest rates, the Group’s strategy over the last two years focused on:

•	Defending spreads on the assets side (those on new ones are improving) and on the liabilities side.

•	Control of expenses.

•	Active risk management.

•	Capturing of deposits in a context of low demand for loans.

Activity

Net customer loans was 7% lower, with reductions in all commercial units in Spain and Portugal, growth at Bank Zachodni WBK and stability at Santander Consumer Finance.

Customer deposits, including retail commercial paper, increased 7%, with those from retail networks in Spain performing well (balances of demand and time deposits: +17%), which was offset by lower wholesale balances and reduction in repos. Excluding repos, deposits grew 10%.

By units, Spain’s increased 12%, Portugal’s 2% while Bank Zachodni WBK’s dropped 1% (in local currency) and Santander Consumer Finance’s dropped 4%. Mutual funds declined 13%, affected by the market trend and the preference for deposits, while pension plans increased 4%.

Results

Basic revenues (net interest income, fee income and insurance activity) increased 3.8% and gross income 4.3% . The networks in Spain and Portugal registered growth.

Net interest income rose 6.7%, partly benefiting from the perimeter. Excluding their impact, growth was 5.0%, with good performance in the Santander Branch Network and Banesto. Fee income was 3.9% lower because of reduced business activity.

Operating expenses were higher due to the perimeter effect, as on a like-for-like basis they continued to declined (-1.5%) . All units registered flat growth or their costs declined. Of note was the drop in Portugal (-4.8%) .

Solid revenues and containment of costs improved the efficiency ratio by 1.6 p.p. to 45.5% . Net operating income grew 7.6% (+6.9% on a like-for-like basis).

Net provisions for loan losses were 20.8% higher than in 2011, which included EUR 416 million of generic provisions released.

After absorbing the larger provisions, attributable profit increased 0.8% to EUR 2,305 million.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

CONTINENTAL EUROPE. MAIN UNITS (EUR Million)

	Santander Branch Network			Banesto			Portugal
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	Var (%)
INCOME STATEMENT
Net interest income	3,564	3,235	10.2	1,454	1,351	7.6	570	592	(3.8)
Net fees	1,116	1,099	1.5	596	616	(3.3)	328	345	(4.8)
Gains (losses) on financial transactions	100	108	(7.4)	228	98	132.4	109	14	662.6
Other operating income (1)	(148)	(41)	258.1	(12)	47	—	30	21	43.5
Gross income	4,631	4,400	5.2	2,266	2,113	7.3	1,037	972	6.7
Operating expenses	(2,049)	(2,047)	0.1	(999)	(1,001)	(0.2)	(504)	(529)	(4.8)
General administrative expenses	(1,900)	(1,895)	0.3	(871)	(878)	(0.8)	(433)	(460)	(5.8)
Personnel	(1,212)	(1,233)	(1.7)	(630)	(636)	(0.9)	(301)	(317)	(4.8)
Other general administrative expenses	(688)	(662)	3.9	(241)	(242)	(0.6)	(132)	(143)	(8.0)
Depreciation and amortisation	(149)	(153)	(2.3)	(128)	(123)	4.3	(71)	(69)	1.7
Net operating income	2,582	2,353	9.7	1,267	1,112	14.0	533	443	20.4
Net loan-loss provisions	(1,549)	(1,437)	7.8	(943)	(661)	42.7	(393)	(206)	90.5
Other income	(62)	(11)	444.0	(175)	(251)	(30.0)	(11)	(50)	(78.4)
Profit before taxes	972	905	7.4	148	200	(25.8)	130	187	(30.5)
Tax on profit	(262)	(244)	7.4	(45)	(46)	(3.4)	(6)	(13)	(56.1)
Profit from continuing operations	709	660	7.4	104	154	(32.5)	124	174	(28.7)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	709	660	7.4	104	154	(32.5)	124	174	(28.7)
Minority interests	0	1	(39.1)	10	24	(56.5)	0	0	—
Attributable profit to the Group	709	660	7.4	94	130	(28.1)	124	174	(28.7)
BALANCE SHEET
Customer loans (2)	95,134	102,643	(7.3)	61,665	68,850	(10.4)	25,960	28,403	(8.6)
Trading portfolio (w/o loans)	—	—	—	8,432	7,869	7.1	1,947	1,617	20.4
Available-for-sale financial assets	—	—	—	6,172	8,333	(25.9)	4,023	4,496	(10.5)
Due from credit institutions (2)	15	104	(86.0)	14,971	9,637	55.4	3,527	2,467	43.0
Intangible assets and property and equipment	1,201	1,201	(0.0)	1,131	1,328	(14.8)	382	452	(15.4)
Other assets	17,072	1,829	833.6	9,838	10,215	(3.7)	6,400	7,120	(10.1)
Total assets/liabilities & shareholders’ equity	113,422	105,776	7.2	102,209	106,232	(3.8)	42,240	44,555	(5.2)
Customer deposits (2)	95,986	78,864	21.7	48,257	50,755	(4.9)	23,971	23,465	2.2
Marketable debt securities (2)	7,893	4,965	59.0	19,698	22,531	(12.6)	3,492	5,037	(30.7)
Subordinated debt (2)	—	—	—	175	784	(77.7)	—	—	—
Insurance liabilities	—	—	—	—	—	—	87	70	23.7
Due to credit institutions (2)	593	543	9.3	18,605	16,591	12.1	11,719	13,395	(12.5)
Other liabilities	2,515	14,780	(83.0)	10,728	10,870	(1.3)	549	31	—
Shareholders’ equity (3)	6,435	6,625	(2.9)	4,747	4,702	1.0	2,421	2,557	(5.3)
Other customer funds under management	23,334	23,640	(1.3)	8,102	8,375	(3.3)	2,421	2,686	(9.9)
Mutual funds	14,346	16,158	(11.2)	4,129	4,440	(7.0)	1,544	1,866	(17.3)
Pension funds	6,151	5,918	3.9	1,258	1,237	1.6	787	760	3.5
Managed portfolios	—	—	—	91	109	(16.3)	90	59	52.6
Savings-insurance policies	2,837	1,564	81.3	2,624	2,588	1.4	—	—	—
Customer funds under management	127,212	107,469	18.4	76,231	82,444	(7.5)	29,884	31,188	(4.2)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

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CONTINENTAL EUROPE. MAIN UNITS (EUR Million)

Santander Consumer Finance			Retail Poland (BZ WBK)
2012	2011	Var (%)	2012	2011	Var (%)
						INCOME STATEMENT
2,389	2,372	0.7	541	371	45.8	Net interest income
777	851	(8.6)	331	248	33.7	Net fees
(15)	(13)	13.3	79	58	36.7	Gains (losses) on financial transactions
(10)	3	—	16	13	20.2	Other operating income (1)
3,141	3,213	(2.2)	967	690	40.2	Gross income
(1,378)	(1,326)	4.0	(424)	(324)	30.9	Operating expenses
(1,213)	(1,204)	0.7	(390)	(298)	30.9	General administrative expenses
(622)	(590)	5.6	(233)	(179)	29.9	Personnel
(590)	(615)	(4.0)	(157)	(119)	32.5	Other general administrative expenses
(165)	(121)	36.6	(34)	(26)	30.3	Depreciation and amortisation
1,763	1,887	(6.6)	543	366	48.4	Net operating income
(753)	(853)	(11.7)	(112)	(60)	87.5	Net loan-loss provisions
(40)	(139)	(71.0)	(1)	(3)	(72.1)	Other income
970	895	8.3	430	303	41.9	Profit before taxes
(202)	(173)	16.9	(87)	(63)	39.3	Tax on profit
768	722	6.3	342	240	42.5	Profit from continuing operations
(7)	(24)	(71.6)	—	—	—	Net profit from discontinued operations
761	698	9.0	342	240	42.5	Consolidated profit
34	32	8.0	13	8	59.4	Minority interests
727	666	9.0	330	232	42.0	Attributable profit to the Group
						BALANCE SHEET
56,683	56,731	(0.1)	9,732	8,479	14.8	Customer loans (2)
1,339	1,335	0.3	175	1,304	(86.6)	Trading portfolio (w/o loans)
228	205	11.0	2,876	2,617	9.9	Available-for-sale financial assets
11,502	10,876	5.7	394	309	27.7	Due from credit institutions (2)
999	784	27.4	146	183	(20.1)	Intangible assets and property and equipment
3,295	2,899	13.6	1,527	645	136.7	Other assets
74,045	72,831	1.7	14,850	13,536	9.7	Total assets/liabilities & shareholders’ equity
31,892	33,198	(3.9)	11,217	10,359	8.3	Customer deposits (2)
6,083	5,410	12.4	—	—	—	Marketable debt securities (2)
10	75	(86.4)	100	99	1.5	Subordinated debt (2)
—	—	—	—	—	—	Insurance liabilities
20,504	18,912	8.4	478	1,163	(58.9)	Due to credit institutions (2)
4,506	5,395	(16.5)	1,259	703	79.1	Other liabilities
11,050	9,840	12.3	1,796	1,213	48.1	Shareholders’ equity (3)
6	6	(4.3)	2,594	1,926	34.7	Other customer funds under management
2	2	(6.4)	2,443	1,747	39.8	Mutual funds
4	4	(3.1)	—	—	—	Pension funds
—	—	—	150	179	(15.9)	Managed portfolios
—	—	—	—	—	—	Savings-insurance policies
37,991	38,689	(1.8)	13,911	12,383	12.3	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Santander Branch Network

▶	Attributable profit increased 7.4% to EUR 709 million:

•	Gross income was 5.2% higher, backed by net interest income.

•	Operating expenses remained flat (+0.1%) for the fourth year running.

•	Net operating income rose 9.7% .

•	Loan-loss provisions rose 7.8% due to the non-release of generic provisions in 2012 and the rise in the system’s NPLs.

▶	Fast pace in capturing customer funds (+EUR 20,000 million) and scant demand for loans. The commercial gap improved by EUR 28,000 million.

The Santander Branch Network posted an attributable profit of EUR 709 million, 7.4% more than in the 2011. Net operating income before provisions increased 9.7%, a better growth rate than in previous quarters.

These results were obtained in a still difficult environment, characterised by shrinkage in GDP, domestic demand and consumption, rising unemployment and downward interest rates, at historic lows, with their impact on spreads.

Strategy

The priorities were: risk quality and management of NPLs; the focus on customer funds in order to gain market share and narrow the commercial gap; support for SMEs and exporters through specific programmes to grant credit; management of spreads and control of costs.

All of this while maintaining the target of capturing and linking customer under the Queremos ser tu Banco strategic plan, launched seven years ago.

In 2012, the plan captured 700,000 new customers. This dynamism was also seen in customer linkage, strengthened by the line Queremos ser tu primer banco, whose objectives are to increase transaction banking and loyalty to the brand.

Within this line, the programme Ahorra con Queremos ser tu Banco was launched, which provides new advantages to those benefiting from the plan in the form of offers and discounts on the products and services of the main brands in the Spanish market.

In 2012 Santander launched the Contactless card, which enables the card to be used without contact with the point of sale terminal, providing greater convenience and speed both to the shops and the clients. Also, the new customer service via Twitter and chat was developed.

Activity

As a result of this strategy, on-balance sheet customer funds, which registered a favourable evolution, grew 24% to EUR 103,879 million (+EUR 20,000 million) at the end of 2012.

This growth came from various products (increased in demand and time deposits and in retail commercial paper) and business segments (all of them registered growth), enabling the cost of funds to be maintained at very acceptable levels (1.49%) and below that of the sector’s average.

This evolution enabled to gain market share in deposits + retail commercial paper in Spain rose above 200 b.p. in 2012.

Net customer loans in a weak market dropped 7% (-4% in gross customer loans). Nevertheless, 214,000 loans for a total amount of EUR 29,000 million were granted in the year (over 16% more than in 2011).

The Santander Branch Network is maintaining its active policy of tending to the financing needs of its customers and boosting the most dynamic economic sectors. The Programa 4.000 was launched in the first part of the year, so called because this is the initial amount in millions of euros made available to SMEs and exporters, through two lines of action, the Crédito Activación and the Plan Exporta.

120

In this context, 7,952 SMEs have benefited from this programme with EUR 944 million and 4,851 exporters (EUR 4,263 million).

The ICO and BEI programmes granted 23,600 new loans in 2012 (EUR 1,675 million combined in the two programmes).

As regards individual customers, the Network continued to support the mortgage moratorium programme that came into effect in the middle of 2011, which anticipated some of the measures later introduced by the government in royal decree law 27/2012 to help borrowers unable to meet their mortgage payments. 21,000 customers benefited from this programme.

As regards liquidity, the commercial gap was reduced by EUR 28,000 million in 2012 which coupled with declines of previous years brought the total gap reduction since 2009 to EUR 51,600. The relation between loans and customer deposits improved significantly to 92% (122% in 2011 and 159% in 2009).

Results

The two main strengths of the 2012 income statement were the increase in revenues for the second year running and strict control of costs. Loan-loss provisions, meanwhile, increased in an environment of rising NPLs.

Net interest income rose 10.2% to EUR 3,564 million, due to growth in deposits and active management of spreads, particularly on loans.

Fee income and trading gains were similar to 2011 (+0.7%).

Factors at play here were those from mutual funds (-18.0%), in line with the market, and fee income from guarantees (-6.1%), while income from the purchase and sale of securities, means of payment and insurance rose.

The fall in the rest of revenues was due to the higher cost of the contribution to the Deposit Guarantee Fund (from 0.6‰ to 2‰ of eligible funds). This increased the charge from EUR 47 million in 2011 to EUR 144 million in 2012.

Gross income was EUR 4,631 million, 5.2% more than in 2011, and that generated in each quarter was higher than in the same period of 2011.

Operating expenses remained flat for the fourth year running (+0.1%), and this was achieved without any significant closures of branches, unlike the trend in the sector. Inflation was 10% over the last four years.

Net operating income rose 9.7% to EUR 2,582 million and the efficiency ratio improved significantly, to 44.2% (46.5% in 2011).

Net loan-loss provisions were 7.8% higher than in 2011 at EUR 1,549 million, because of the release of EUR 298 million of generic provisions in 2011. In line with the Group’s policy, these provisions do not include those derived from implementing royal decree laws 2 and 18 of 2012 to lift coverage of real estate exposure, which were recorded by the area of Corporate Activities.

The NPL ratio was 9.65% in the retail network (excluding wholesale activity) and 7.29% at the parent bank, more suited to be compared with the sector’s and well below it. Coverage was 68% for Santander Branch Network and 70% for the parent bank.

Net operating income after provisions was 12.8% higher at EUR 1,033 million. Attributable profit was EUR 709 million (+7.4%).

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Banesto

▶	Attributable profit down 28.1% at EUR 94 million:

•	Gross income was 7.3% higher (+7.6% net interest income).

•	Operating expenses remained flat (-0.2%) .

•	Net operating income increased 14.0% .

•	Loan-loss provisions increased 42.7% because of the non-release of generic provisions in 2012 and the rise in NPLs in the system.

▶	Better NPL ratios than the sector.

▶	Lending reflected the lower demand and funds the focus on profitability. The commercial gap improved by EUR 6,200 million.

Banesto generated attributable profit of EUR 94 million, 28.1% less than 2011 and conditioned by the release of EUR 118 million of generic provisions in 2011 and the higher provisions in 2012. Net operating income (pre-provision profit) increased 14.0% .

These results were produced in a very complicated scenario of recession, low business volumes and interest rates and the system’s NPLs reaching historic highs.

During 2012, significant progress was made in the major restructuring of the Spanish banking system.

Strategy

Within this restructuring framework, the boards of Banco Santander and Banesto approved the Common Draft Terms of Merger between Santander and Banesto (detailed in some other parts of this report). The legal merger is expected to be completed in May 2013, while operational and brand integration will take place before the end of year.

Banesto surpassed its strategic objectives for 2012, which were focused on solvency, liquidity, credit risk quality, reducing exposure to the real estate sector and improving cost efficiency.

The main achievements included in 2012:

•	Solvency was strengthened. The core capital ratio reached 9.2% (9.0% in December 2011).

•

The commercial gap was narrowed by EUR 6,200 million and was the main source of liquidity generation. This resulted in reduced recourse to the markets and a comfortable liquidity position, as shown by the fact that Banesto has returned the EUR 4,000 million borrowed in the first LTROs auction, the maximum amount allowed.

•	In credit risk quality, the NPL ratio was 6.28%, one of the best in the sector, while real estate exposure was reduced by EUR 2,300 million.

•	Strict control of costs kept Banesto’s efficiency ratio as one of the sector’s best (44.1% and 3.3 p.p. better than in 2011).

These results were achieved thanks to aligning the whole bank with the priorities, which, from the business standpoint, centred on capturing and improving customer linkage in order to be the reference bank for individuals and companies.

Activity

The dynamics are similar to those for the whole of Spain and are reflected in the narrowing of the commercial gap and the 11 point improvement in the loan-to-deposit ratio.

Customer loans, with stability in retail (-2% in mortgages) and in the combined SMEs, companies and public sector (including payments to suppliers) almost flat. The fall was in loans to large companies and real estate (-34%).

Something similar happened in deposits + retail commercial paper (excluding repos), which increased 4% over 2011, of which to individuals and companies plus the public sector rose 7% and 4%, respectively.

122

Spain’s recession is pushing up NPL entries, largely in the real estate sector, although the recoveries and sale of portfolios is containing the rise in the balance of bad loans. At the end of 2012 the NPL ratio was 6.28% and coverage ratio 71%.

Results

Net interest income was EUR 1,454 million, 7.6% more than in 2011. Balance sheet management and the improvement in the customer spreads largely offset the impact of lower activity and low interest rates.

Net fee income amounted to EUR 596 million, 3.3% lower than in 2011. Revenues from services remained virtually unchanged (-0.5%), as commercial management, customer linkage and the focus on areas with the strongest growth potential, offset the lower volumes. Fee income from mutual and pension funds declined 23.7%, basically due to customers’ preference for other savings instruments.

Gains on financial transactions surged 132.4% to EUR 228 million. Most of this growth came from the results generated in the repurchase of preferred shares. Of the remaining growth, the main component was operations with customers which were 2.0% higher than in 2011.

Other operating income and the results of non-financial companies reflect the impact of the higher cost (EUR 47 million) of the contribution to the Deposit Guarantee Fund.

Gross income was EUR 2,266 million, 7.3% more than in 2011 and improved the growth trend of previous quarters.

The strict control of efficiency continues to be one of Banesto’s main priorities. Operating expenses dropped a little (0.2%), which combined with the rise in gross income improved the efficiency ratio by 3.3 p.p. to 44.1%, among the best of Spanish banks according to the latest figures.

Net operating income was EUR 1,267 million (+14.0% and a higher year-on-year increase than at the end of third quarter).

Loan-loss provisions were EUR 943 million (EUR 661 million in 2011). The 2011 figure included a EUR 118 million release of generic provisions and EUR 778 million of specific provisions, while in 2012 almost all the provisions were specific.

In line with the Group’s policy, these provisions do not include those derived from implementing royal decree laws 2 and 18 of 2012 to lift coverage of real estate exposure, which were recorded by the area of Corporate Activities.

Attributable profit was EUR 94 million, 28.1% less than in 2011.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Portugal

▶	Business still affected by the adjustment plan and the restructuring of the Portuguese banking system agreed with international institutions.

▶	The strategy is to give priority to balance sheet strengthening:

•	Better credit quality ratios than its competitors.

•	The deleveraging target for the year was met: lending declined 9% and deposits increased 2%.

•	Core capital ratio of 12.3%, clearly above the minimum required.

•	The best rating among banks and above the sovereign rating by Fitch Ratings, Moody’s and DBRS.

▶	In results:

•	Sharp drop in profit: -28.7% due to weak basic revenues (-3.6%) and effort in provisions (+90.5%) .

•	On the positive side, management of spreads and reduced costs (-4.8%)

Santander Totta’s attributable profit was EUR 124 million, 28.7% lower, mainly affected by the country’s recession and higher loan-loss provisions and, to a lesser extent, by the negative perimeter effect from the insurance operation.

The business carried out by Santander in Portugal is mainly focused in retail banking, with a network of 667 branches, providing service to nearly two million customers and a market share of 10%.

Environment

The economy shrank by an estimated 3% in 2012, less than initial estimates as the larger than expected fall in domestic demand was offset by export growth.

Households cut their spending more sharply, due to lower available income and in anticipation of further austerity measures. Exports remained strong despite the deterioration in the external environment. Nominal growth was 7.7% in the first nine months, and those to emerging markets grew more.

The goods and services balance remained positive in the second half of the year and the current account balance continued to improve at a faster rate than anticipated in the Memorandum of Understanding.

The fall in domestic demand had a negative impact on the fiscal budget, as it produced a sharp fall in VAT receipts, which wiped out the spending improvement, particularly that on personnel, while the rise in unemployment increased the bill for social benefits.

The fiscal budget deficit reduction targets were revised to 5.0% of GDP for 2012 from 4.5% and 4.5% in 2013 from 3.0% .

Deleveraging continued in the financial sector, due more to the natural fall in lending as a result of weak demand, which eased the pressure on capturing deposits and hence on their cost. The banking sector also recapitalised in order to meet the required core capital ratio levels.

The troika (EU, IMF and ECB) assessed the government’s adjustment programme for the sixth time and concluded that it was on line to meet the targets, although it faced greater difficulties.

Strategy

In this macroeconomic and competitive framework, Santander Totta’s strategy was based on the following lines of action:

•	Further deleveraging of the balance sheet. Continued focus on capturing deposits and reducing loans, which further narrowed the commercial gap and enhanced the balance sheet structure.

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•	Protecting net interest income. The bank managed its policy for capturing deposits prudently, mainly at the beginning of the year, when competitors were still aggressively attracting deposits. The bank also pursued a repricing strategy of assets, especially in loans to companies and businesses.

•	NPL management: preventative policy.

•	Strengthening the bank’s business with companies. In this scope are included the Plan Exportación and the launch in the second half of the year of Plan Activaçao, a EUR 1,500 million credit line for companies. Continued support for the PME Investe and PME Crecimiento programmes, in which it maintains a significant market share.

•	Strict control of costs, in line with previous years.

Activity

Deposits maintained their growing trend and increased 2% to EUR 23,971 million and customer loans dropped 9% to EUR 25,960 million and affected all segments.

The loan-to-deposit ratio, as a result, improved from 121% at the end of 2011 to 108% in December 2012.

In terms of liquidity, the bank maintained a comfortable position thanks to the reduction in the liquidity gap, its capacity to generate profits and a pool of available assets, sufficient if needed to finance itself in the repo market or in the ECB.

Results

Net interest income fell 3.8% to EUR 570 million. Despite the gradual decline in lending and the still high cost of deposits, the bank managed to maintain a policy of defending spreads.

Net fee income dropped 4.8%, mainly because of reduced business activity.

Gains on financial transactions amounted to EUR 109 million, with a significant increase from the repurchase of debt in the first quarter that enabled loan-loss provisions to be strengthened.

As a result, gross income rose 6.7% to EUR 1,037 million.

This, coupled with the 4.8% fall in operating expenses, enabled net operating income to rose 20.4% and the efficiency ratio to improve by 5.8 p.p. to 48.6% .

In an unfavourable scenario, loan-loss provisions rose 90.5%, partly due to the increase in NPLs as a result of the economic cycle and to their strengthening in 2012 by trading gains.

The NPL ratio was 6.56% and coverage ratio 53% (4.06% and 55%, respectively, in 2011).

Profit before tax was EUR 130 million, 30.5% lower. Attributable profit was EUR 124 million (-28.7%) .

Santander Totta was again recognised by the main financial publications: The Banker named it “Bank of the Year in Portugal” and Euromoney and Global Finance “Best Bank in Portugal.” The Portuguese magazine Exame awarded it the accolade of “The Most Solid Bank.”

Moreover, the rating by Fitch Ratings, Moody’s and DBRS is higher than that of the sovereign debt. It also has the best rating among Portuguese banks.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Santander Consumer Finance

▶	Attributable profit was 9.0% higher at EUR 727 million.

•	Gross income declined 2.2%, with stable net interest income and lower fee income (-8.6%) because of the weak environment.

•	Higher operating expenses (+4.0%) due to the business development of Santander Retail in Germany.

▶	Improved credit quality (lower NPLs and higher coverage), which resulted in lower loan-loss provisions

(-11.7%).

▶	New loans up 1%, well above the sector due to Poland, Germany and the Nordic countries

The attributable profit of Santander Consumer Finance in Continental Europe was EUR 727 million (+9.0%).

Of note compared to 2011 were sound results in an environment of weaker consumption. The small fall in revenues and higher costs related to franchise development were offset by lower provisions.

Strategy

Santander Consumer Finance (SCF) is specialised in auto finance through dealers, and also provides personal loans, loans for the purchase of durable goods and credit cards and also deposits.

In 2012, SCF continued to strengthen the pillars of its business model: diversification, leadership in core markets, efficiency, risk control and recoveries, as well as a single pan-European platform. The main management focus was on:

•	Organic growth and cross-selling, backed by brand agreements and greater penetration in the used car segment to offset the fall in new car sales.

•	Consolidation of the business model in Germany, through implementation of the new Partenón IT platform.

•	Consolidating SC Poland, reinforced in the third quarter with the acquisition of the consumer credit company Zagiel, a specialist in consumer credit.

Activity

SCF’s gross customer loans amounted to EUR 59,212 million, virtually unchanged from 2011 (EUR 59,308 million). Better evolution in the markets of central and northern Europe (Nordic countries: +16%; Germany was stable). The rest of markets were affected by the economic situation and deleveraging (Spain: -3%; Portugal: -21% and Italy: -12%).

New lending amounted to EUR 21,720 million at December 2012 (+1%), mainly backed by used car sales (+6%) and durable goods (+10%). Also of note was the growth in new car sales (+2%), which contrasts with the 8% drop in car sales in the EU. On the other hand, direct lending was 5% lower and other products dropped 11%.

Of note was the double-digit growth from the agreements with car manufacturers, which had a positive impact in all countries. Its above average performance for this business increased its relative share in the area, and now accounts for 12% of the total lending portfolio, while offering a better risk profile.

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By units, new lending increased in Poland (+9%), the Nordic countries (+14%), and Germany (+5%) and declined in Spain (-4%), Italy (-29%) and Portugal (-37%), impacted by the sharp fall in new car sales.

Customer deposits in this area remained high at EUR 31,892 million, an aspect differentiating Santander from its competitors and which conferred stability on its funding.

Wholesale funding also evolved well. More than EUR 2,100 million were issued during 2012. Of note was the securitisation activity of SCF (EUR 1,600 million captured in the markets). It is the first entity to securitise loans to finance cars in Finland and Sweden. There was also a senior debt issue of EUR 500 million in the fourth quarter made by the parent of SCF.

Deposits and medium- and long-term issues, including securitisations, accounted for 69% of the area’s net lending.

The funding plan for 2013 is based on a continuation of these trends, with a high level of deposits and wholesale funding through securitisations and issuances.

Results

The income statement reflects management of business in a complex environment of growth, financing and risk. Net interest income remained stable (+0.7%) due to management of spreads on loans, which produced a higher return on new lending, and funding costs. Gross income declined 2.2% because of weak fee income (-8.6%) .

Operating expenses (+4.0%) reflect the impact of the development of Santander Retail in Germany, as well as its restructuring costs, and the incorporation of Zagiel in Poland. The efficiency ratio was 43.9% .

Loan-loss provisions (-11.7%) reflect the improvement in credit quality. The NPL ratio improved for the third year running and ended 2012 at 3.90% (3.97% in 2011). Coverage ratio remained virtually unchanged (110%).

There was also a favourable impact from the lower other income and provisions due to the effort made in provisions in the previous year.

The performance of revenues, costs and provisions pushed up profits.

The Nordic countries, Poland and Spain registered profit growth and Portugal and Italy were weaker. Germany continued to contribute the largest share of profits (52% of the area’s total). IT and operational integration of Santander Retail (former SEB) was completed. This will support business development in the coming years.

As regards the SCF UK, which for accounting purposes is part of Santander UK, the trend was very good. Profit rose 20.1% in sterling, driven by 19% growth in new lending, well above the sector.

Considering the SCF UK profit, the attributable profit for the area was EUR 827 million, 11.1% more.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Poland(BZ WBK)

▶	Consolidated as of April 1, 2011.

▶	Attributable profit of EUR 330 million, 42.0% more than its contribution to the Group in 2011.

▶	Solid funding structure: loan-to-deposit ratio of 87%.

▶	Better NPL ratios and coverage in 2012.

▶	Positive GDP growth potential, enhanced market presence and management capacity.

▶	Merger of BZ WBK and Kredyt Bank completed in January 2013.

BZ WBK posted an attributable profit in its first consolidated year of EUR 330 million, 44.4% (in local currency) more than in 2011 (when it consolidated three quarters). In local criteria and on a like-for-like basis (considering four quarters in both 2011 and 2012) growth was 21.1% due to higher revenues and lower costs which comfortably absorb the increase in provisions.

Economic environment

The economy slowed down in 2012 (2%), while inflation was 2.2% in December. This was due to the weaker performance of the European economy, particularly Germany (exports to the EU account for 79% of the total, and 25% go to Germany), as well as reduced domestic demand and the measures in force to reduce the public budget deficit.

Expansive monetary policy measures began to be developed, beginning with a cut of 0.5% in the key rate in the fourth quarter to 4.25% . This trend continued in the beginning of 2013 (an additional 0.5% cut to 3.75%) . The zloty appreciated against the euro, from PLN 4.46 at the end of 2011 to PLN 4.07 in 2012, while the Polish bond yield dropped notably.

Strategy

BZ WBK’s business model is retail banking, including individuals, SMEs and corporations and with a notable presence in asset management, intermediation of securities and leasing. All of this fits well with Santander model and provides a significant growth potential in results in the next few years, both via business as well as synergies from the merger underway.

In February 2012, Banco Santander, S.A. and KBC Bank NV (KBC) announced they had entered into an investment agreement to merge their Polish banking subsidiaries, Bank Zachodni WBK, S.A. and Kredyt Bank,S.A., which materialised in early 2013 after receiving authorisation from Poland’s financial supervision authority (KNF) in December.

Grupo Santander stake in the resulting entity will be at around 75.2%.

This operation considers several stages: the legal merger of the banks, migration of Kredyt Bank brand, migration of customers and products to the IT systems, total operational merger program, and implementation of systems and solutions in a “Golden Platform”. The legal merger of the banks has already been done and the more immediate synergies obtained. The subsequent phases are now being developed.

This operation increases the Group’s importance in the Polish financial system where it is the third largest bank by branches, volumes, revenues and profits, and improves its position in a country with significant potential for banking business: 38.5 million inhabitants, a stable economy (the only EU country not to have suffered a recession in the last decade), which needs to complete its infrastructure and has a low level of “bankarisation” (lending represents around 50% of GDP).

The European Bank for Reconstruction and Development took a minority stake in BZ WBK in August 2012.

Activity

At the end of 2012 BZ WBK had EUR 9,732 million of loans and EUR 11,217 million of customer deposits. It has a very solid funding structure underscored by its loan-to-deposit ratio of 87%.

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Loans grew 5% in local currency, higher than the increase of the banking system. BZ WBK’s growth came from all segments: that to individuals, the most dynamic, rose 9%.

Deposits decreased 1%, largely due to the reduction in customers’ time deposits, as a result of the financial cost reduction strategy. Current accounts, on the other hand, increased 13%.

In September 2012 the European Investment Bank made a loan of EUR 50 million to BZ WBK, the third granted by this bank. The funds are being used to develop the SMEs sector in Poland.

Results

Attributable profit was EUR 330 million, fuelled by growth in gross income and an efficiency ratio of 43.9%, which enabled profits to grow against a backdrop of higher provisions, originated by the slowdown of the economy in the third and fourth quarters of the year and some one-off case recorded in the second quarter.

Compared with 2011, where BZ WBK only consolidated three quarters, net operating income was 51.0% higher (+42.6% in revenues and +33.2% in expenses) and attributable profit rose 44.4% .

In local criteria (for like-for-like comparisons in the period, i.e. the four quarters in the two years), profit rose 21.1% . Gross income increased 8.2%, due to net interest income (+11.2%) which, in turn, benefited from greater lending in all segments.

Operating expenses declined 5.6% and net operating income increased 22.1% . Loan-loss provisions were 36.7% higher.

The NPL ratio has declined since the bank became part of the Group and was 4.72% at the end of 2012 (6.43% in June 2011). Coverage ratio also improved to 68%.

▶ Rest of Continental Europe

Attributable profit dropped 24.2% to EUR 321 million, as global businesses were hit by the economic environment and by a degree of perimeter impact from the insurance operations.

GBM Europe’s profit was 14.2% lower. Net interest income performed the best (+6.2%) as a result of the repricing of credit operations. Operating expenses performed well and were 4.3% lower than in 2011.

Net fee income declined 20.5% due to lower revenues from advisory services for fewer M&A operations and the reduced volume in equities. Trading gains remained virtually unchanged.

Provisions were higher because of the increase in provisions in Spain.

Revenues from Asset Management was down 4.4%, affected by reduced activity and partly offset by the small decline in costs. Attributable profit fell 21.7% .

Insurance offered the best P&L profile. Its gross income rose 73.4%, backed by the merger of Santander’s and Banesto’s insurance companies, which produced an increase of 118.2% in net operating income. Profit tripled to EUR 109 million from EUR 35 million in 2011.

Lastly, Banif’s performance reflected the environment in which it conducts business in Spain: higher gross income, which rose 4.8% because of net interest income (+12.3%), and a 228.0% increase in provisions. Sharp drop of 28.0% in costs (personnel, general and amortizations).

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

UNITED KINGDOM (EUR Million)

	2012	2011	Variation amount	%
INCOME STATEMENT
Net interest income	3,560	4,356	(796)	(18.3)
Net fees	1,238	1,079	159	14.7
Gains (losses) on financial transactions	361	405	(45)	(11.0)
Other operating income (1)	17	26	(9)	(32.9)
Gross income	5,176	5,866	(690)	(11.8)
Operating expenses	(2,741)	(2,596)	(145)	5.6
General administrative expenses	(2,357)	(2,243)	(114)	5.1
Personnel	(1,476)	(1,415)	(61)	4.3
Other general administrative expenses	(881)	(828)	(53)	6.4
Depreciation and amortisation	(385)	(353)	(32)	9.0
Net operating income	2,434	3,270	(835)	(25.5)
Net loan-loss provisions	(832)	(633)	(199)	31.5
Other income	(173)	(966)	793	(82.1)
Ordinary profit before taxes	1,429	1,671	(241)	(14.4)
Tax on profit	(335)	(448)	113	(25.1)
Ordinary profit from continuing operations	1,094	1,223	(129)	(10.5)
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	1,094	1,223	(129)	(10.5)
Minority interests	—	—	—	—
Ordinary attributable profit to the Group	1,094	1,223	(129)	(10.5)
Net capital gains and provisions	81	—	81	—
Attributable profit to the Group	1,175	1,223	(48)	(3.9)
BALANCE SHEET
Customer loans (2)	250,527	255,699	(5,172)	(2.0)
Trading portfolio (w/o loans)	38,177	41,440	(3,263)	(7.9)
Available-for-sale financial assets	6,718	55	6,663	—
Due from credit institutions (2)	18,124	16,808	1,315	7.8
Intangible assets and property and equipment	2,561	2,290	272	11.9
Other assets	43,618	39,855	3,764	9.4
Total assets/liabilities & shareholders’ equity	359,726	356,147	3,579	1.0
Customer deposits (2)	194,452	194,318	134	0.1
Marketable debt securities (2)	73,919	70,823	3,096	4.4
Subordinated debt (2)	5,534	8,260	(2,726)	(33.0)
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	29,253	31,203	(1,950)	(6.2)
Other liabilities	43,416	38,511	4,904	12.7
Shareholders’ equity (3)	13,152	13,032	120	0.9
Other customer funds under management	13,919	15,744	(1,826)	(11.6)
Mutual funds	13,919	15,744	(1,826)	(11.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	287,823	289,145	(1,321)	(0.5)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

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United Kingdom (all changes in sterling)

▶	Attributable profit of £952 million (-10.2%).

•	Gross income 17.5% lower, due to low interest rates and higher funding costs.

•	Lower operating expenses (-1.3%), despite the impact of inflation and continued investment in business.

•	Loan-loss provisions increased 22.8% (slowing down in recent quarters). Coverage ratio increased in 5 p.p.

▶	Customer lending down 5% but with an improved risk profile.

▶	Santander UK remains focused on growing SME lending (+18%).

▶	Retail deposits up 5% as result of the success of the ISA campaign and 1|2|3 World.

▶	Enhanced funding structure, including £14,000 million of medium-term funding issuance and reduced short-term borrowing.

In an environment of weak economic growth, low interest rates and higher funding costs, Santander UK posted an attributable profit of £952 million, 10.2% lower than in 2011.

The profit includes a net gain of £65 million resulting from the repurchase of debt capital instruments made in the third quarter. Most of this gain was offset by provisions related to the non-core corporate and potential conduct remediation.

Economic environment

Growth in the UK remained weak in 2012 (0% for the year as a whole). On a quarterly basis, GDP fell in the fourth quarter (-0.3%). Inflation was 2.8% in 2012, and average earnings continued to decline in real terms. The annual growth of lending to individuals remained below 1% in 2012, while the corporate lending market continued to contract (-2% at December).

The Bank of England held the base rate at a record low of 0.5% and extended its quantitative easing programme further in February and July 2012 to a total of £375,000 million. In addition, the Bank of England, jointly with the Treasury, launched the new Funding for Lending Scheme (‘FLS’) in July, which aimed to boost lending to the real economy. The economic environment remains uncertain, in part due to the downturn in the euro zone and its impact on UK exporters.

Strategy

The Santander UK market share of residential mortgage stock was slightly lower at 13.1% while the retail deposits stock market share was maintained at 9.4% . Santander UK continued to widen its range of products and services for retail and business customers. An important strategic focus in 2012 was to enhance balance sheet strength in terms of capital, credit risk, funding and liquidity.

Santander UK’s goal is to become a full service, diversified, customer-centred commercial banking franchise. The strategy has three basic principles: delivering value to our primary banking customers, more balanced business mix and becoming SME bank of choice, and leading efficiency and customer service and satisfaction underpinned by IT systems.

Santander UK launched a number of innovative and value-added products to strengthen its business. In particular, the 1|2|3 World product range has attracted 1.3 million customers and has created a new transactional primary customer base, driving current account deposits, an increase in switchers and a higher average credit card spend.

In 2012, Santander UK further developed its offering to corporate customers with a range of initiatives and new products to support and finance business growth. Of note was the innovative Breakthrough programme.

Activity

Santander UK remained firmly focused on the UK. Around 85% of customer assets consisting of prime UK residential mortgages. The mortgage portfolio of is of a good quality, with no exposure to self-certified or subprime mortgages and buy to let loans around 1% of assets. The loan-to-deposit ratio was 129%.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

In local criteria, customer loans amounted to £195,950 million, 5% less than in 2011, due to a reduction in mortgage loans (-5%) and UPLs (-19%), which was partly offset by the strong increase in loans to SMEs.

Gross mortgage lending amounted to £14,605 million; £9,100 million lower than in 2011. The gross lending market share in 2012 was 10.2%, well below the 16.8% recorded in 2011, as management tightened lending criteria on higher loan-to-value (LTV) and interest only mortgages. This was part of a range of actions to further improve the credit quality and profitability of the mortgage portfolio. New business spreads improved, with the new lending LTV of 63%.

Lending to companies amounted to £30,606 million, with lending to SMEs up 18% compared to 2011, underpinned by the opening of new Regional Business Centres from 28 in 2011 to 35 at the end of 2012.

UPL balances were 19% lower at £2,345 million, reflecting a management decision to selectively market loans to low risk customer segments and, in particular, those with an existing relationship with the bank.

Customer deposits were broadly unchanged at £148,572 million. The mix of the book changed as a result of a management decision to reduce rate sensitive deposits from private banking and from certain corporate clients (mainly Type A deposits). Retail deposits increased 5%, mainly current accounts and ISAs.

Medium-term funding issuance of £14,000 million was raised across a mix of sources and geographies in 2012, with a reduction in short-term borrowing.

Results

Attributable profit was £952 million, including the extraordinary net profit of £65 million.

Gross income declined from £5,088 million in 2011 to £4,196 million in 2012. Net interest income fell 23.6%, largely due to the impacts of higher funding (retail deposits and wholesale funding), low interest rates and the lower yield of the structure hedge, partly offset by higher volumes and margins on new lending to SMEs, Large Corporates and mortgages.

Net fee income rose 7.2%, due to increased fees and ancillary income from SME and Large Corporates. Gains on financial transactions declined 16.8%, due to the impact of lower market activity.

As a result, gross income stopped the fall of previous quarters and has started to stabilise in the second half of the year.

Operating expenses fell 1.3%, despite inflation and the continued investment in the business. The efficiency ratio was 53.0%, slightly higher than in 2011, largely due to weaker income.

Loan-loss provisions rose 22.8%, and on a downward growth trend. Both the stock of residential properties in possession (0.06%) as well as the NPL ratio of residential mortgages (1.74%) remained low with underlying performance stable and both were better than the sector average, according to the Council of Mortgage Lenders (CML).

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LATIN AMERICA (EUR Million)

	2012	2011	Variation amount	%
INCOME STATEMENT
Net interest income	17,881	16,349	1,532	9.4
Net fees	5,097	4,992	105	2.1
Gains (losses) on financial transactions	1,071	1,067	4	0.4
Other operating income (1)	(115)	(144)	29	(20.2)
Gross income	23,934	22,265	1,670	7.5
Operating expenses	(9,063)	(8,868)	(195)	2.2
General administrative expenses	(8,198)	(7,948)	(250)	3.1
Personnel	(4,617)	(4,448)	(168)	3.8
Other general administrative expenses	(3,581)	(3,500)	(81)	2.3
Depreciation and amortisation	(865)	(920)	55	(6.0)
Net operating income	14,872	13,397	1,475	11.0
Net loan-loss provisions	(7,380)	(5,447)	(1,933)	35.5
Other income	(818)	(1,020)	201	(19.7)
Profit before taxes	6,673	6,930	(257)	(3.7)
Tax on profit	(1,502)	(1,549)	47	(3.0)
Profit from continuing operations	5,171	5,381	(210)	(3.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,171	5,381	(210)	(3.9)
Minority interests	866	717	149	20.9
Attributable profit to the Group	4,305	4,664	(359)	(7.7)
BALANCE SHEET
Customer loans (2)	140,090	139,867	222	0.2
Trading portfolio (w/o loans)	28,403	31,705	(3,302)	(10.4)
Available-for-sale financial assets	23,499	26,186	(2,687)	(10.3)
Due from credit institutions (2)	25,799	19,181	6,618	34.5
Intangible assets and property and equipment	4,490	4,312	178	4.1
Other assets	46,753	53,594	(6,841)	(12.8)
Total assets/liabilities & shareholders’ equity	269,034	274,845	(5,812)	(2.1)
Customer deposits (2)	134,765	134,078	687	0.5
Marketable debt securities (2)	28,107	23,253	4,854	20.9
Subordinated debt (2)	5,734	6,015	(282)	(4.7)
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	32,089	46,813	(14,724)	(31.5)
Other liabilities	47,931	45,170	2,760	6.1
Shareholders’ equity (3)	20,409	19,516	893	4.6
Other customer funds under management	60,831	69,902	(9,071)	(13.0)
Mutual funds	48,178	55,829	(7,651)	(13.7)
Pension funds	—	—	—	—
Managed portfolios	12,653	14,073	(1,420)	(10.1)
Savings-insurance policies	—	—	—	—
Customer funds under management	229,437	233,248	(3,811)	(1.6)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Latin America (all changes in constant currency)

▶	Attributable profit was 5.6% lower at EUR 4,305 million (+3.7% excluding the perimeter effect).

▶	Basic revenues increased 11.9% . They were the main source of profit-generation and improved the profile of the income statement.

▶	Operating expenses rose 5.7% due to increased commercial capacity and inflationary pressures in some countries. The efficiency ratio improved further to 37.9% (39.8% in 2011).

▶	Pre-provision profit (net operating income) was 15.7% higher.

▶	Loan-loss provisions increased 42.6% because of higher lending and some deterioration of NPLs in the systems of various countries.

▶	Loans grew 8% and deposits 9%.

Santander generated attributable profit of EUR 4,305 million in 2012, 5.6% less. On a like-for-like basis (sale of the subsidiary in Colombia, agreement with insurers and higher minority interests in Brazil, Mexico and Chile), attributable profit increased 3.7%.

Economic environment

Against a backdrop of weak growth in developed economies, Latin America continued to grow at sustained rates of close to 3%. Domestic demand remained strong, although decelerating, while external demand’s contribution was still negative. The evolution, however, varied from country to country, with some growing at close to 6% and other at less than 2%.

The expectations for 2013 are positive for all countries, with higher growth in those countries that slowed down the most in 2012 and continued dynamism in the rest.

Despite the relative stability in financial markets after the summer, the global economic outlook remains fragile and with high risks on the down side. This scenario weighed on the decisions of Latin American central banks to maintain their interest rate stance between downward and neutral. Brazil’s benchmark rate was reduced to an historic low and rates remained basically stable in the rest of countries. The monetary authorities showed themselves ready at any moment to act in the event of a deterioration in the external environment while at the same time reaffirming their commitment to watch out for and control inflationary pressures.

The rise in inflation during the first three quarters of 2012, largely due to supply shocks in food and energy, was closely watched but initially assessed as being of a temporary nature. The moderation in the last quarter enabled inflation to end the year lower than in 2011 (below 5.5% on average).

The region’s external accounts also performed relatively well, although trade balances deteriorated, in most countries except for Mexico and Argentina. This was due to the fall in exports, reflecting weak external demand, albeit more moderate, and the rise in imports from buoyant domestic consumption.

The region, however, still had a trade surplus of close to 1% of GDP. Thanks to this, the current account deficit remained low and at a similar level to 2011 (less than 2% of GDP). The region is also receiving large net capital inflows of more than 2.5% of GDP in net terms, most of it direct investment.

These capital inflows enabled the current account deficit to be comfortably financed and to continue to build up international reserves, which stood at more than $740 billion at the end of November (+$63 billion in 2012).

Public accounts continued to be prudently managed. Budget deficits were expected to be lower than in 2011, thanks to faster growth in revenues than in costs. The region continues to enjoy low and sustainable public debt balances (close to 30% of GDP on average).

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The region’s financial systems have high levels of capital, liquidity and solid credit quality indicators, as well as maintaining double-digit growth in lending and deposits and reflected a dynamic economy.

In the countries where Santander operates (Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Puerto Rico), banking business (loans + deposits) grew 12%.

Lending rose 15%. Loans to individuals increased 16%; (consumer credit + cards: +12%; mortgages: +23%), while credit to companies and institutions rose 15%.

Deposits grew 7%, with demand deposits up 14% and time deposits 2%.

Because of their impact on business and on converting figures into euros, the evolution of interest rates and exchange rates is commented on:

•	Short-term interest rates, based on the region’s average weighted rate, were 130 b.p. lower than the 2011 average at 7.5%. This was mainly due to cuts in Brazil’s rates.

•

The evolution of results in euros is affected by average exchange rates. The average annual exchange rate for the region’s currencies depreciated by 10% against the dollar in 2012. The dollar, the reference currency in Latin America, appreciated 8% on average against the euro. In average terms, the Brazilian real fell against the euro from BRL 2.32 to BRL 2.50, while the Mexican peso appreciated (from MXN 17.3 to MXN 16.9) and the Chilean peso (from CLP 672 to CLP 624).

Strategy

The Bank’s strategy is centred on consolidating the commercial franchise. Activity focuses on deepening the customer-oriented retail banking model and forging closer relations with customers. The priorities are growth in the most attractive businesses, more emphasis on fee-generating activities, capturing retail deposits and strengthening the balance sheet in terms of capital, liquidity and active and prudent management of the whole risk cycle (admission, monitoring, recoveries), while achieving further gains in efficiency and optimising the installed capacity.

Main focuses in 2012

1	Emphasis on generating revenues with dynamic retail banking and management of spreads.

2	Balanced growth of the balance sheet, focusing on deposits, particularly those from retail banking.

3	Efficient use of capital and comfortable ratios in relation to regulatory requirements.

4	Prudent focus on business risks with intense management of early NPLs and their recovery.

5	Optimisation of the installed capacity and enhanced efficiency.

At the end of 2012, Grupo Santander had 6,044 branches and points of attention in Latin America and 27,694 ATMs.

The total number of customers was 44.0 million (2.3 million more than in 2011). Grupo Santander has the largest financial franchise in the region. Its business volume is almost double that of its nearest competitor.

The main developments and results are set out below. All year-on-year percentage changes exclude the exchange rate impact.

Activity

•	Total loans increased 8%, affected by the deleveraging of GBM (retail banking grew 10%). By products: cards increased 19%, mortgages 10%, commercial credit (companies in all their range and institutions) 9%, and consumer credit grew 5%.

•	Deposits excluding repos increased 9% (including Brazil’s “letras financieras”), with demand deposits up 13% and time 4%. Mutual funds declined 8% because of the greater focus on on-balance sheet funds.

•	The above variations corresponded to all countries in Latin America, after eliminating the perimeter impact from the sale of the subsidiary in Colombia and the balances from the New York branch.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

•	The Group’s market share in the countries where it operates is 11.1% in lending, 9.8% in deposits and 10.5% in overall business.

Results

•	Net interest income rose 13.9%, due to higher volumes and optimum management of spreads in a context of stable or declining interest rates, varying by country.

•	Fee income increased 5.5%, affected by regulatory pressures. Of note was the growth in cards (+18.7%), transactional banking (+9.8%), administration of accounts (+6.8%) and insurance (+2.5%) . Mutual funds dropped 15.4% because of the shift into deposits.

•	Basic revenues increased 11.9%.

•	Gains on financial transactions rose 4.4%, due to the revenue generated in treasury operations with customers. This growth, coupled with the rise in basic revenues, produced a 11.7% increase in gross income.
•	Operating expenses grew 5.7%, due to the opening of branches (some traditional and others focused on priority customer segments), new business projects and inflationary pressures on wage agreements and outsourcing of services.

•	The efficiency ratio improved by 1.9 points to 37.9% from 39.8% in 2011 and pre-provision profit (net operating income) was 15.7% higher.

•	Loan-loss provisions increased 42.6%, as a result of growth in lending, some deterioration in NPLs in some markets and a rigorous and prudent policy in provisions. Coverage ratio was 88%.

•	Profit before tax was 1% lower over 2011, at EUR 6,673 million (+1.2% on a like-for-like basis).

•	Higher minority interests in Brazil, Mexico and Chile, as well as higher taxes, left attributable profit 5.6% lower at EUR 4,305 million.

•	Retail Banking’s net profit increased 0.8%, driven by gross income (+13.9%) . Global Wholesale Banking’s net profit was 1.2% lower.

LATIN AMERICA. INCOME STATEMENT (EUR Million)

	Gross income			Net operating income			Attributable profit
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	Var (%)
Brazil	16,520	15,813	4.5	10,685	9,861	8.4	2,212	2,610	(15.2)
Mexico	2,814	2,357	19.4	1,695	1,369	23.8	1,015	936	8.5
Chile	2,307	2,060	12.0	1,385	1,252	10.6	498	611	(18.5)
Argentina	1,219	918	32.8	654	468	39.9	329	287	14.5
Uruguay	235	172	36.9	82	40	102.6	47	20	134.8
Puerto Rico	368	344	7.0	178	169	5.2	57	34	69.4
Rest	142	312	(54.3)	6	75	(92.3)	(7)	34	—
Subtotal	23,605	21,975	7.4	14,686	13,235	11.0	4,152	4,531	(8.4)
Santander Private Banking	330	289	13.9	186	162	15.1	153	133	14.9
Total	23,934	22,265	7.5	14,872	13,397	11.0	4,305	4,664	(7.7)

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LATIN AMERICA. MAIN UNITS (EUR Million)

	Brazil			Mexico			Chile
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	Var (%)
INCOME STATEMENT
Net interest income	12,746	11,980	6.4	2,007	1,664	20.6	1,727	1,518	13.8
Net fees	3,137	3,253	(3.6)	750	603	24.4	447	422	6.0
Gains (losses) on financial transactions	716	757	(5.4)	105	98	7.0	124	79	56.4
Other operating income (1)	(79)	(177)	(55.2)	(48)	(8)	512.4	9	41	(78.1)
Gross income	16,520	15,813	4.5	2,814	2,357	19.4	2,307	2,060	12.0
Operating expenses	(5,834)	(5,952)	(2.0)	(1,118)	(988)	13.2	(922)	(808)	14.2
General administrative expenses	(5,264)	(5,307)	(0.8)	(1,005)	(880)	14.3	(825)	(718)	14.9
Personnel	(2,929)	(2,924)	0.2	(531)	(466)	14.0	(519)	(456)	13.8
Other general administrative expenses	(2,335)	(2,384)	(2.0)	(475)	(414)	14.6	(306)	(262)	16.8
Depreciation and amortisation	(571)	(645)	(11.5)	(113)	(108)	4.5	(97)	(89)	8.7
Net operating income	10,685	9,861	8.4	1,695	1,369	23.8	1,385	1,252	10.6
Net loan-loss provisions	(6,124)	(4,508)	35.9	(466)	(337)	38.2	(573)	(380)	50.9
Other income	(811)	(1,093)	(25.8)	55	33	65.9	5	40	(86.6)
Profit before taxes	3,750	4,260	(12.0)	1,285	1,065	20.6	817	913	(10.5)
Tax on profit	(947)	(1,126)	(15.9)	(210)	(128)	64.2	(105)	(114)	(8.5)
Profit from continuing operations	2,803	3,134	(10.6)	1,075	938	14.6	712	798	(10.8)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	2,803	3,134	(10.6)	1,075	938	14.6	712	798	(10.8)
Minority interests	591	525	12.6	59	2	—	214	187	14.3
Attributable profit to the Group	2,212	2,610	(15.2)	1,015	936	8.5	498	611	(18.5)
BALANCE SHEET
Customer loans (2)	74,511	78,408	(5.0)	20,384	18,185	12.1	29,677	25,709	15.4
Trading portfolio (w/o loans)	12,648	12,994	(2.7)	10,470	12,171	(14.0)	1,725	3,019	(42.9)
Available-for-sale financial assets	16,284	18,422	(11.6)	2,772	3,410	(18.7)	2,949	2,572	14.7
Due from credit institutions (2)	11,341	8,490	33.6	7,672	4,463	71.9	3,151	2,049	53.8
Intangible assets and property and equipment	3,357	3,228	4.0	380	369	2.9	373	350	6.5
Other assets	30,563	36,612	(16.5)	5,182	4,253	21.9	2,799	5,208	(46.3)
Total assets/liabilities & shareholders’ equity	148,704	158,157	(6.0)	46,859	42,852	9.4	40,674	38,906	4.5
Customer deposits (2)	69,849	72,405	(3.5)	24,743	21,459	15.3	22,411	20,175	11.1
Marketable debt securities (2)	19,974	16,154	23.6	2,021	1,324	52.6	6,082	5,601	8.6
Subordinated debt (2)	4,409	4,515	(2.4)	—	—	—	1,151	1,285	(10.5)
Insurance liabilities	—	—	—	—	—	—	—	—	—
Due to credit institutions (2)	17,376	28,847	(39.8)	3,750	7,591	(50.6)	4,666	4,851	(3.8)
Other liabilities	25,267	25,795	(2.0)	13,005	8,715	49.2	4,294	5,112	(16.0)
Shareholders’ equity (3)	11,830	10,440	13.3	3,340	3,763	(11.2)	2,071	1,882	10.0
Other customer funds under management	34,813	42,785	(18.6)	10,328	9,432	9.5	4,563	4,846	(5.9)
Mutual funds	31,339	39,414	(20.5)	10,328	9,432	9.5	4,563	4,846	(5.9)
Pension funds	—	—	—	—	—	—	—	—	—
Managed portfolios	3,474	3,371	3.1	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—	—
Customer funds under management	129,045	135,859	(5.0)	37,091	32,214	15.1	34,206	31,908	7.2

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Brazil (all changes in local currency)

▶	Attributable profit 8.8% lower at EUR 2,212 million.

•	Greater activity and management of spreads produced growth of 12.2% in basic revenues.

•	Expenses rose 5.5% because of the signing of the wage agreement and business investment.

•	Net operating income rose 16.6%.

•	Larger provisions (+46.2%) due to the growth in lending and the rise in NPLs, although in the second half the trend improved (-2.8% over the first half).

▶	Loans and deposits slowed down in the year, following the trend of private banks. Both,loans and deposits, grew 6% over 2011.

Santander Brazil posted attributable profit of EUR 2,212 million, 15.2% less than in 2011 (-8.8% in local currency).

The upper part of the income statement is very solid. Gross income increased 12.4% which, combined with an improvement in the efficiency ratio to 35.3% enabled net operating income to rise 16.6%.

Santander Brazil is one of the third largest private sector banks and the largest foreign bank, with a market share in lending of 10%. It operates in the main regions of the country, with 3,788 branches and points of banking attention, 17,793 ATMs and 27.3 million customers, 20.8 million of which hold demand deposits in the bank.

Economic environment

Brazil is the world’s seventh largest economy by GDP, according to the IMF estimates.

GDP growth in 2012 was around 1%, with rise in consumption and the jobless rate at historic low levels. The economy is forecast to expand between 3%-4% in the coming years.

The unemployment rate reached a historic low of 4.6%. Close to 900,000 new jobs were created and real incomes rose 3% in twelve months.

Brazil is still undergoing an accelerated process of social mobility. Spending on investments is scheduled to be close to BRL 1 trillion between 2011 and 2016 (mainly infrastructure). Inflation was 5.8% in December 2012, a slightly lower rate than in 2011 (6.5%).

In order to improve the distribution of liquidity and simplify the structure of the legal reserve requirement for banks’ deposits, the central bank announced on September a reduction in the remunerated part (to the Selic rate) for demand deposits (from 6% to 0%) and from 12% to 11% for time deposits.

The central bank also continued to cut interest rates, to 7.25% as of October (an historic low).

Lending rose 16%, and has been slowing down in recent months. Loans by private Brazilian banks grew 7%, foreign banks 10% and state banks 27%. Savings increased 10%.

Strategy

The strategy is based on the following objectives:

•	Be the best bank in quality of service, backed by the strength of the IT platform.

•	Intensify customer relations and improve the infrastructure.

•	Strengthen business in key segments and products such as SMEs, acquiring business, cards and real estate loans.

•	Continue to strengthen the Santander brand.

•	All of this accompanied by prudent risk management.

Santander Brazil advanced in 2012 in the execution of its strategic plan, as mentioned above.

It improved its quality of service, according to the latest central bank ranking.

In cards, the bank has 48.4 million credit and debit cards and the volume of credits increased 14% over 2011, reaching a market share of 12.8%.

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During 2012, the bank reached commercial agreements with Sodexo and Embratec, in order to increase business activity in the SMEs segment.

In the acquiring business, Santander Brazil was the first bank to combine these services with banking ones, offering a very attractive product for SMEs. The results continued to be positive (416,000 shops). In 2012, a Unified Attention service was launched (the SME and its owner) which enables greater linkage between the customer and risk management.

In auto finance, volumes continued to raise, backed by various commercial agreements (Hyundai, Renault, Nissan, etc), bringing the market share to 16.3%.

Activity

Total loans rose 6%, mainly backed by growth in the retail segment, with the following evolution:

•	Financing for individuals rose 12%, mainly mortgages and cards.

•	Consumer financing declined 3%.

•	Loans to SMEs and companies increased 14%.

•	Large companies balances remained unchanged.

Customer funds increased 10%, as follows:

•	Deposits excluding repos rose 3%, with demand deposits performing well.

•	“Letras financieras”, an instrument that gives greater stability to the capturing of funds, increased 27%. Total deposits and “letras” combined were 6% higher.

•	Lastly, funding via credit notes (real estate notes and agribusiness notes) rose 22%.

Santander Brazil’s market shares in 2012 were 9.7% in loans (12.0% in unrestricted lending) and 7.7% in deposits.

Results

Gross income (all changes in results in local currency) rose 12.4% to EUR 16,520 million.

The main components of growth were net interest income (+14.5%) and fee income (+3.8%), backed by cards (rates of 27.3%).

Gains on financial transactions, which accounted for 4% of otal revenues from Brazil, amounted to EUR 716 million (+1.8%).

Operating expenses grew 5.5%, due to investments in commercial capacity (opening of 52 branches), and the signing of the agreement for a 7.5% increase in wages in the third quarter of 2012.

Net operating income rose 16.6% to EUR 10,685 million, while the efficiency ratio was 35.3%, an improvement of 2.3 percentage points over 2011.

Provisions for loan losses were 46.2% higher, due to worsening of credit quality in the system, given the environment of low economic growth. However, they started to decline in the third and fourth quarters.

The NPL ratio was 6.86% (5.38% in 2011) and coverage ratio 90%.

Net profit before minority interests and after provisions and taxes, was EUR 2,803 million, 3.8% lower than in 2011.

The higher minority interests reduced attributable profit by 8.8% to EUR 2,212 million.

Retail Banking’s attributable profit was 5.0% lower, Asset Management and Insurance was down 22.8% and Global Wholesale Banking’s declined 12.8%.

Profit before tax and minority interests dropped 0.5% in Retail Banking, 16.9% in Asset Management and Insurance and 12.1% in Global Wholesale Banking.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Mexico (all changes in local currency)

▶	Attributable profit rose 6.2%, impacted by the listing of a 24.9% stake in the bank last September. Excluding minority interests, net profit was 12.2% higher.

•	Basic revenues increased 19.1%.

•	Efficiency improved by 2.2 p.p. in 2012, thanks to stronger revenues. Operating expenses rose 10.8%.

•	Provisions rose 35.3% due to the growth in lending. The NPL ratio remained below the sector’s average.

▶	Commercial dynamism continues. Loans increased 7% and deposits 19%.

Attributable profit was 8.5% higher at EUR 1,015 million (+6.2% in local currency). Excluding minority interests, affected by the sale of a 24.9% stake in the bank last September, net profit rose 12.2% in local currency. The results were better in terms of quality and recurrence (basic revenues grew 19.1%), based on optimum management of spreads and commissions as a result of intensified customer relations.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.9% and 13.7% in deposits. It has 1,170 branches and 10 million customers.

In September, the Group made a successful public offering of 24.9% of Banco Santander Mexico, which valued the bank at EUR 12,730 million. This operation was the largest offering in Mexico and Latin America and one of the biggest in the world in 2012.

Economic environment

GDP growth remained virtually stable in 2012 at an estimated 3.8% compared to 3.9% in 2011. Growth was due to both domestic as well as external demand. The first was sustained by job creation and the second by a gain in market share of exports to the US.

Inflation rose in the first nine months to 4.8%, above the central bank’s target range, and dropped to 3.6% in December. Medium- and long-term inflation expectations remained anchored at around 3.5% . In this context, the Central Bank of Mexico held its benchmark rate at 4.5%.

The peso appreciated 7% against the dollar, sustained by significant inflows of direct and portfolio investment and a very contained current account deficit.

The presidential elections in July saw a change in the ruling party in an orderly fashion. In the last part of 2012 there was an environment of cooperation among the main parties and a common vision on the agenda for structural reforms.

The financial system remained solid, liquid and with good risk quality indicators. Demand for loans remained strong (+11%), spurred by consumption. Deposits rose 5%.

Strategy

Santander Mexico continued to consolidate its franchise through greater relations with customers and improved service quality. The strategy focused on greater development of commercial banking, particularly retail segments. Transaction banking was strengthened and development of key segments such as high income and SMEs with tailored value offers speeded up.

This strategy includes a strong focus on efficiency and integral risk management in order to create value for customers and shareholders.

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The range of value-added products was increased. Of note among them is the family of Elite Funds, which enable the investor to access from the same fund the world’s most recognised funds, the “Hipoteca Santander Premier”, as part of an offer focused on high income customers with exclusive attention in branches and telephone banking, and the “Hipoteca Inteligente”, which for the first time offered a variable interest rate of 9%, with a ceiling of 12% set in the contract.

Santander Mexico has consolidated itself as the leading bank for SMEs. It has a clear and differentiated attention and credit model. In the high-income segment, the Select segment was launched in order to intensify the customer attention model through specialised business centres, a dedicated call centre and tailored products.

Banco Santander Mexico went to the international markets in November for the first time with a $1 billion senior bond issue, the largest, with the longest maturity (10 years) and the lowest funding cost of a Mexican bank in the country’s history.

During 2012, a plan to open 200 more branches over the next three years was announced in order to strengthen the distribution network and take advantage of the expected growth in the market. The number of offices for Select clients was also doubled to more than 70 in order to better tend to the high-income segment.

The first international campaign under the slogan Acciones que rinden frutos was launched in 2012, which boosted the renown of the Santander brand. Lastly, Euromoney and The Banker magazines named Santander Mexico the best bank in Mexico.

Activity

Total loans grew 7% (+16% in retail banking). Consumer credit rose 21%, cards 30% and mortgages 12%. SMEs registered double digit growth, while corporate banking declined 20%.

Savings increased 14%. Deposits excluding Repos were up 19%, with both demand and time deposits performing well. Mutual funds rose 4%.

Results

Gross income increased 16.9%, spurred by net interest income (+18.1%) and fee income (+21.8%), with revenue from insurance up 32.4%, administration of accounts 14.7% and cards 11.3%. That from mutual funds, however, declined 2.7%.

Operating expenses increased 10.8%, reflecting the new commercial projects and greater installed capacity (net increase of 45 branches in the year). Net operating income increased 21.2%.

Loan-loss provisions increased 35.3% due to the growth in lending and maintaining risk premiums at low levels.

Profit before tax was EUR 1,285 million (+18.1%).

Attributable profit was 6.2% higher at EUR 1,015 million.

Retail Banking’s net profit increased 7.5%, largely thanks to net interest income. Global Wholesale Banking’s profit rose 61.4%, due to good results from markets and clients treasury.

The efficiency ratio was 39.7% (2.2 p.p. better), the recurrence ratio 74.6% (an improvement of 6 p.p.) and ROE 25.1%.

The NPL ratio (1.94%) and coverage ratio (157%) underscored the good credit quality.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Chile (all changes in local currency)

▶	Attributable profit of EUR 498 million (-24.2%).

•	Basic revenues rose 4.2%, affected by low inflation. Net interest income was 19.7% higher in the fourth quarter than in the third.

•	Operating expenses grew 6.1%, down from 10.1% in 2011. The efficiency ratio was 40.0%.

•	Loan loss provisions rose 40.2%, in line with the market and after applying very rigorous and prudent risk policies.

▶	Loans and deposits rose 9% and 6% respectively.

Attributable profit was EUR 498 million, 18.5% less (in local currency -24.2% ). On a like-for-like basis, excluding the perimeter impact, the decline in local currency was 9.9%, impacted by provisions, as net operating income was 4.9% higher.

Santander is the largest financial group in Chile in terms of assets. It has 504 branches and more than 3.5 million customers and market shares of 19.1% in loans and 16.5% in deposits.

Economic environment

The economy remained strong. GDP growth was estimated at 5.6%. Domestic demand continued to be buoyant, increasing by more than 6%, albeit less so than in 2011. Double-digit growth in investment. External demand’s contribution to growth continued to be negative, the result of lower exports which declined more sharply than imports.

Inflation dropped sharply from 4.4% in 2011 to 1.5%. The central bank, after a cut of 25 b.p. in January in its benchmark rate to 5%, held the rate for the rest of the year. The peso appreciated 8% against the dollar.

Strategy

The strategy in 2012 focused on strengthening the commercial franchise, improving customer management, boosting capital and liquidity and implementing very prudent risk policies.

The financial system was characterised by squeezed spreads, greater regulation and a rose in NPLs which also impacted the bank, given its strong presence in medium and mass segments.

As well as ordinary management of business, the bank embarked on various projects to secure its leading position, both in terms of profitability and efficiency. These ranged from commercial projects focusing on attention and distribution models to improvements in channels and products and operational excellence.

Activity

Savings rose 3%, with deposits excluding repos growing 6% (demand deposits: +10% and time deposits: +4%), while mutual funds declined 11%.

Customer loans increased 9%, with credit cards up 12%, commercial credit 11%, consumer credit 4% and mortgages 3%.

Results

Gross income, impacted by inflation and limits on lending, rose 4.1% and net interest income 5.7%.

Net fee income decreased 1.5% . That from foreign trade increased 12.9% and from transaction banking 10.3%, but did not offset the 11.1% drop from insurance, affected by regulatory changes, from cards (-10.3%) and from mutual funds (-10.5%).

Gains on financial transactions rose 45.3%, due to the sale of an ALCO portfolio and the results of exchange rate hedging.

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Operating expenses rose 6.1% and net operating income (pre-provision profit) 2.8% (+4.9% excluding the perimeter impact).

Loan-loss provisions increased 40.2% . NPLs and provisions rose throughout the sector.

Profit before tax was 16.8% lower at EUR 817 million.

Attributable profit, after deducting taxes and minority interests (higher due to the share placement at the end of 2011), dropped 24.2% to EUR 498 million.

Retail Banking’s net profit was 18.2% lower, while Global Wholesale Banking’s rose 3.2%.

The efficiency ratio was 40.0%, the recurrence ratio 54.2% and ROE 22.1% . The NPL ratio was 5.17% and coverage ratio 58%.

▶	Argentina

Attributable profit was EUR 329 million, 14.5% higher (+16.1% in local currency).

Santander Río is one of the country’s leading banks, with market shares of 8.6% in lending and 9.3% in deposits. It has 370 branches and 2.4 million customers.

Economic environment

The economy slowed down in 2012, after strong growth in previous years. GDP is expected to grow around 2%, due to weaker domestic demand. Net external demand made a slightly positive contribution to growth.

Inflation was more than 10% and interest rates remained around 14% and higher in the last months of the year but less so than in the last part of 2011. The peso depreciated 12% against the dollar and international reserves fell by $3 billion to $43.3 billion (9.2% of GDP).

The banking system is strong (NPL ratio of 1.7% and coverage ratio of 127%) and has high levels of liquidity and a capital ratio of 16.6% . Savings rose 33% and lending 29%.

Strategy

The retail banking focus and customer activity were intensified in 2012. Of note were significant improvements in innovation in customer attention models, with a strong emphasis on quality and customer satisfaction. All of this enhanced the linkage and loyalty indicators.

In response to the business evolution, the bank launched a business transformation project through a structural programme in the sphere of efficiency, profitability and quality. This involved creating a new customer relation model, optimising business and operational processes, centralisation of activities, streamlining back office tasks with computerisation and strengthening automatic channels to foster self-management of customers. As regards the branch network the project was implemented in three pilot branches and will be extended to the rest of branches during 2013.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

In order to provide a differentiating service to high income customers, the bank created the Select segment which involved not only a new proposal to design a product, but also the creation of Select spaces in branches for preferential attention.

In SMEs, a high value segment, the bank focused its strategy in offering the best solutions in the market and in improving Online Banking. One of the key elements was to have highly qualified employees to tend the needs of the companies with the largest business. This resulted in a 16% increase on linked SMEs.

Activity

Loans increased 27%, with strong growth in cards (+43%), consumer credit (+36%) and commercial credit (+16%), while mortgages dropped 5%.

Savings rose 21% (+19% in demand deposits; +30% time deposits and +7% in mutual funds).

Results

Gross income increased 34.8%, driven by net interest income (+46.1%) and fee income (+22.9%).

Operating expenses increased 27.3% due to inflation. Net operating income was 42.0% higher and the efficiency ratio improved 2.7 p.p., from 49.0% in 2011 to 46.3%.

The 71.3% rise in loan-loss provisions, due to extraordinary allocations for a company, lowered the growth in pre-tax profit to 29.9%.

Attributable profit was 16.1% higher, impacted by higher taxes.

The recurrence ratio was 87.2%, ROE 45.4% the NPL ratio 1.71% and coverage ratio 143%.

▶	Uruguay

Attributable profit was EUR 47 million, 134.8% higher (+127.9% in local currency), partly due to a change in the perimeter following the purchase of Creditel. Gross income rose 32.9%, driven by net interest income and fee income. Operating expenses increased 13.3% and provisions 48.6%.

Santander is the largest private sector bank in the country in terms of branches (84) and business (market shares of 18.2% in lending and 15.6% in deposits) and has 266,000 customers.

The economy grew by an estimated 3.8% in 2012. Domestic demand continued to expand by around 6%. Both private consumption and investment were strong. The contribution of net external demand to GDP growth, however, was 2 p.p. negative.

Inflation remained high, at 7.5% in December 2012. The central bank raised its key rate by 50 b.p. to 9.25% and increased the legal reserve requirements for deposits in order to control liquidity. Nevertheless, the peso appreciated 4% against the dollar. International reserves stood at $13.5 billion (+$3 billion). In local currency, the banking system’s lending rose 14% and deposits 9%.

The Group’s strategy focused on a greater drive in retail banking, with a particular emphasis on linkage with individual customers and SMEs, through specialised models. Likewise, it maintained its significant presence in the corporate banking sector.

Creditel, the consumer finance entity acquired in August 2011, continued to develop its commercial strategy. Its business volume rose 28% and it provided financial solutions to its more than 150,000 customers via its 39 branches. Creditel stands out from its competitors because of its excellence in customer service and for leading product innovation for the medium and high-income segments.

The Group’s customer loans rose 18% and deposits 9%.

The efficiency ratio was 65.1% (11.3 p.p. better) and the recurrence ratio 33.8% (+3.9 p.p.). The NPL ratio is very low at only 0.88% and coverage ratio is very high at 329%.

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▶	Puerto Rico

Attributable profit was 69.4% higher at EUR 57 million (+56.4% in dollars), due to the good evolution of loan-loss provisions (-18.0%) and taxes, as revenues and costs remained almost flat.

Santander Puerto Rico has 118 branches, 526,000 customers and market shares of 10.2% in loans, 13.1% in deposits and 21.7% in mutual funds.

After six years in recession, the economy started to recover and was expected to grow by around 1% in 2012.

The business performance was very positive, particularly given the economic environment and that of the financial system. In this context, the Group stands out for its profitability, good credit quality and capital ratios.

Loans rose 2%, with commercial credit up 11%, offset by the 7% drop in mortgages. Customer deposits (without repos) rose 14%, leveraged by current accounts, while mutual funds grew by only 2%. Deposits and mutual funds increased 10%.

Island Finance, Santander’s consumer finance unit in Puerto Rico, strengthened its position in the market thanks to an appropriate pricing policy, prudent risk management and strict control of costs, all of which increased revenue recurrence. Key factors in this were the expansion of the distribution channels, the creation of customer retention units and the integration of dual functions of selling and collection.

The efficiency ratio was 51.7% and the recurrence ratio 41.9% . The NPL ratio was 7.14% and coverage ratio 62%.

▶	Peru

Attributable profit was EUR 16 million, 48.8% more than in 2011 (+31.7% in local currency). Net interest income rose 21.0% and fee income 64.5%, comfortably offsetting the 21.2% increase in costs.

The activity of Grupo Santander’s single office in the country is focused on companies and tending to the Group’s global customers. Customer loans rose 33% and deposits 4%, largely due to time deposits.

At the end of 2012, and together with a front rank international partner with wide experience in Latin America, a new entity specialised in auto finance began to operate within Banco Santander Peru. This company has a specialised business model focused on service and with lending terms that facilitate buying a new car. Santander will operate with all producers and dealers in the country. The reasons for entering this new segment are to do with the good situation in the country, the Group’s knowledge of this business and the positive evolution of the car sector.

The economy is forecasted to grow by more than 6% in 2012. Domestic demand rose by more than 7% and net external demand reduced growth by 1.5 p.p. Inflation ended the year at below 3%. The central bank held its key rate at 4.25%, but increased the legal reserve requirements for banks four times in order to control liquidity.

The sol appreciated to PEN 2.55/US$ , a rate not seen in the last 15 years, despite the central bank intervention in the currency market. Peru received US$8.2 billion of foreign investment in the first nine months and its international reserves rose by more than US$15.4 billion to US$64.0 billion.

The efficiency ratio was 34.9% and the recurrence ratio 58.4% . The NPL ratio was 0.18% and coverage remained very high.

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UNITED STATES (EUR Million)

	2012	2011	Variation amount	%
INCOME STATEMENT
Net interest income	1,695	1,702	(7)	(0.4)
Net fees	378	379	(1)	(0.3)
Gains (losses) on financial transactions	244	190	54	28.5
Other operating income (1)	287	466	(179)	(38.4)
Gross income	2,605	2,737	(133)	(4.8)
Operating expenses	(1,174)	(997)	(178)	17.8
General administrative expenses	(1,029)	(883)	(146)	16.6
Personnel	(566)	(478)	(89)	18.6
Other general administrative expenses	(463)	(405)	(58)	14.2
Depreciation and amortisation	(145)	(114)	(31)	27.4
Net operating income	1,430	1,741	(310)	(17.8)
Net loan-loss provisions	(265)	(443)	178	(40.2)
Other income	(187)	(61)	(125)	204.4
Profit before taxes	979	1,237	(258)	(20.8)
Tax on profit	(168)	(226)	59	(25.9)
Profit from continuing operations	811	1,010	(199)	(19.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	811	1,010	(199)	(19.7)
Minority interests	—	—	—	—
Attributable profit to the Group	811	1,010	(199)	(19.7)
BALANCE SHEET
Customer loans (2)	41,331	40,194	1,137	2.8
Trading portfolio (w/o loans)	275	271	3	1.3
Available-for-sale financial assets	14,791	12,435	2,357	19.0
Due from credit institutions (2)	714	677	38	5.6
Intangible assets and property and equipment	560	493	67	13.6
Other assets	5,265	5,705	(441)	(7.7)
Total assets/liabilities & shareholders’ equity	62,937	59,776	3,161	5.3
Customer deposits (2)	38,116	36,884	1,233	3.3
Marketable debt securities (2)	820	1,653	(833)	(50.4)
Subordinated debt (2)	1,986	2,275	(289)	(12.7)
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	14,215	11,564	2,651	22.9
Other liabilities	2,621	2,859	(238)	(8.3)
Shareholders’ equity (3)	5,179	4,542	637	14.0
Other customer funds under management	—	1	(1)	(100.0)
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	1	(1)	(100.0)
Savings-insurance policies	—	—	—	—
Customer funds under management	40,922	40,812	110	0.3

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

SOVEREIGN BANK (US$ Million)

	2012	2011	Variation amount	%
Gross income	2,907	3,042	(135)	(4.4)
Net operating income	1,402	1,685	(283)	(16.8)
Attributable profit to the Group	606	732	(125)	(17.1)

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United States

▶	Santander US includes retail banking, via Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA (SCUSA).

▶	Attributable profit was $1,042 million, 25.8% lower year-on-year because of:

•	The reduced stake in SCUSA.

•	The impact on Sovereign’s results from the charge to remunerate the Trust Piers issue.

•	Greater regulatory pressure, which reduced fee income and increased costs for compliance.

▶	Sovereign Bank’s commercial focus is reflected in its growth in lending and deposits (+5%).

▶	The NPL ratio (2.29%) and coverage (106%) of Sovereign Bank improved in 2012.

The perimeter of Santander US corresponds to Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: retail banking, via its subsidiary Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA).

On December 31, 2011, SCUSA increased its capital to allow in new shareholders. This reduced Grupo Santander’s stake from 91.5% to around 65%. This, together with the fact that SCUSA is subject to the joint control of all of them, led the Group to stop consolidating this company by the global integration method and to record its stake in it by the equity accounted method.

In order to be able to make proper comparisons, the 2011 results of Santander US have been restated by incorporating on the basis of the equity accounted method (with a stake of 91.5%) SCUSA’s results. In 2011, these results were integrated into Santander Consumer Finance in Continental Europe.

Santander US posted an attributable profit of $1,042 million, 25.8% less than in 2011.

The results were affected by the impact in the third quarter of a $127 million charge payable to Trust Piers, following an expert report recommending the court entrusted with the process to remunerate Trust Piers at a higher rate than that being accrued. On 23 November 2012, agreement was reached to resolve all disputes in respect to the claim filed. On 26 December 2012, by mutual agreement, the parties filed a notification of discontinuance, thereby concluding this process.

Economic environment

Its activity was conducted in an environment of moderate growth in which the Federal Reserve held its interest rates at minimum levels and implemented other non-conventional stimulus measures.

Bank lending to companies in the third quarter grew moderately (+1.3% over the second quarter including real estate). Consumer credit increased 0.4% over the second quarter. The most liquid deposits rose 2.8% over the second quarter, as they were switched away from time deposits, which dropped 0.5%.

Auto finance for new and used vehicles continued to strengthen following the 2008 crisis and competition intensified, especially in 2012, exerting pressure on prices and risk profiles, particularly in the non-prime market.

Strategy

Sovereign Bank, with 722 branches, 2,268 ATMs and more than 1.7 million customer-households, is developing a business model focused on retail customers and companies. It does business in the northeast of the US, one of the country’s most prosperous areas, where it has significant market shares.

Sovereign Bank became a national bank in 2012 and deposits, consumer loans, payments and internal transfers migrated to the Group’s IT system (Santander IT Core). The strengthening of customer capturing and the sales and service culture are the key priorities. This progress is enabling a mainly single product bank to transform itself into a more universal franchise that provides a full range of products, enhancing its offer capacity and penetration of customer segments.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

The strategy of SCUSA is to continue the origination, purchase and securitisation of credits for new and used cars and work vehicles generated by brand dealers for customers with non-prime and near-prime risk profiles. This activity was recently extended to the prime segment.

The strengths of SCUSA in origination, risk assessment and collections are those needed for entering new businesses and a wider spectrum of retail clients. SCUSA has also developed a platform of direct credits to clients via Internet (Roadloans.com) and a very efficient instant approval operation of portfolio (servicing) to other companies.

Activity

Sovereign Bank progressed in 2012 in developing new businesses and products. Among them, the integration of new GBM teams strengthened this activity, which almost doubled its lending volumes and revenues.

In companies, the creation in the fourth quarter of 2011 of two new sectors (energy and technology), together with the experience in real estate, enabled the number of customers to keep on growing in 2012. Of note was the growth in commercial and industrial loans.

In the retail segment further steps were taken to improve the branch network, combining the capturing of new staff with improving, via the STARR programme, the skills of current employees. All branches are in the programme. There has also been further development of alternative channels such as ATMs, online banking and call centres.

Of note in cards was the launch in 2012 of Sphere, the first under the Sovereign Santander brand, which was the last step in the transition to our own cards business. Sales of cards were three times higher than in 2011.

This greater activity produced rises in Sovereign Bank’s assets and liabilities. In dollars, loans rose 5% over 2011.

Customer deposits rose 5%. The focus on capturing deposits, coupled with management of issues and wholesale funding, reduced the cost of funding (excluding the Trust Piers impact).

SCUSA continued to notch up records in new lending and stability in spreads. This evolution coupled with the incorporation of a new portfolio at the end of 2011, produced 15% growth in average lending balances.

Results

The 6.7% fall in the net interest income of Sovereign Bank (local currency) reflects the decline in long-term interest rates and the reduction in the non-strategic portfolio.

Fee income dropped 6.8%. The increased regulatory pressure resulted in a significant reduction in revenues linked to interchanges and overdrafts. This was partly offset by the business effort, which raised the quality of revenues associated with current accounts.

Trading gains were better, as a result of greater origination and sales of mortgages and stronger activity with wholesale clients.

Operating expenses grew 10.9%, reflecting the investments in technology and in the sales and regulatory compliance teams needed to take advantage of the new status of a national bank.

Loan-loss provisions dropped by 34.7%, further lowering the NPL ratio to 2.29%, and coverage rose to 106%, due to the improved composition of the portfolio and strict management of risk.

After the extraordinary charge related to Trust Piers, attributable profit was $606 million, 17.1% less than in 2011.

In local criteria, SCUSA offered solid trends: higher revenues from larger volumes, as well as expenses and provisions in line with the greater activity and the economic slowdown.

At the consolidated level, the contribution to the Group was $436 million, lower than in 2011 for two reasons: the reduction in the stake to 65%, around $50 million each quarter, and the use of provisions in the first quarter of 2011, due to a better than expected evolution of the portfolios acquired at the time of the purchase. Excluding these factors, the contribution was the same as in 2011.

148

CORPORATE ACTIVITIES (EUR Million)

			Variation
	2012	2011	amount	%
INCOME STATEMENT
Net interest income	(2,458)	(2,172)	(286)	13.1
Net fees	(31)	(16)	(15)	96.5
Gains (losses) on financial transactions	561	605	(43)	(7.2)
Dividends	53	57	(4)	(6.5)
Income from equity-accounted method	(119)	5	(125)	—
Other operating income/expenses (net)	99	129	(30)	(23.6)
Gross income	(1,895)	(1,392)	(503)	36.1
Operating expenses	(837)	(838)	1	(0.1)
General administrative expenses	(705)	(733)	28	(3.8)
Personnel	(169)	(285)	116	(40.7)
Other general administrative expenses	(536)	(448)	(88)	19.7
Depreciation and amortisation	(132)	(105)	(27)	25.7
Net operating income	(2,733)	(2,230)	(502)	22.5
Net loan-loss provisions	(66)	37	(104)	—
Other income	(940)	(429)	(511)	119.0
Ordinary profit before taxes	(3,739)	(2,623)	(1,117)	42.6
Tax on profit	442	440	2	0.4
Ordinary profit from continuing operations	(3,297)	(2,183)	(1,115)	51.1
Net profit from discontinued operations	0	—	0	—
Ordinary consolidated profit	(3,297)	(2,183)	(1,115)	51.1
Minority interests	(34)	(20)	(14)	73.8
Ordinary attributable profit to the Group	(3,263)	(2,163)	(1,100)	50.9
Net capital gains and provisions	(3,127)	(1,670)	(1,457)	87.3
Attributable profit to the Group	(6,391)	(3,833)	(2,558)	66.7
BALANCE SHEET
Trading portfolio (w/o loans)	5,263	7,727	(2,464)	(31.9)
Available-for-sale financial assets	25,663	23,297	2,366	10.2
Investments	751	908	(157)	(17.3)
Goodwill	24,626	25,089	(463)	(1.8)
Liquidity lent to the Group	—	10,440	(10,440)	(100.0)
Capital assigned to Group areas	70,022	67,699	2,323	3.4
Other assets	111,225	101,749	9,476	9.3
Total assets/liabilities & shareholders’ equity	237,549	236,908	641	0.3
Customer deposits (1)	615	19,672	(19,057)	(96.9)
Marketable debt securities (1)	66,074	62,253	3,821	6.1
Subordinated debt (1)	4,692	5,477	(785)	(14.3)
Other liabilities	86,480	72,391	14,088	19.5
Group capital and reserves (2)	79,689	77,115	2,574	3.3
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	71,381	87,402	(16,022)	(18.3)

(1).-	Including all on-balance sheet balances for this item
(2).-	Not including profit of the year

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Corporate Activities

▶	Corporate Activities registered a loss of EUR 6,391 million (EUR 3,833 million loss in 2011).

▶	This included EUR 6,140 million gross for real estate provisions in Spain, (EUR 4,110 million net of tax), and EUR 983 million net of capital gains.

▶	Excluding these impacts, the area recorded losses of EUR 3,263 million, higher than those of 2011, mainly due to:

•	the liquidity buffer and higher cost of funding,

•	larger provisions.

Corporate Activities covers, on the one hand, a series of centralised activities to manage the structural risks of the Group and of the parent bank. It executes the necessary activities for managing the interest rates risk, exposure to exchange-rate movements and measures to obtain the required levels of liquidity in the parent bank.

On the other hand, it acts as the Group’s holding, managing global capital as well as that of each of the units.

The interest rate management activity is conducted on a coordinated basis by all the units, but only registers the part relative to the balance sheet of the parent bank, via the ALCO portfolios (at the volume levels and duration considered optimum at each moment).

These portfolios, which normally take the form of sovereign bonds of European countries, aim to mitigate the impact of interest rate movements on the balance sheet of retail banking, structurally sensitive by maturities to these movements and managing to maintain recurring results accounted as net interest income.

In order to achieve these goals, and in so far as market interest rate movements are envisaged, the Group’s financial management area can decide to immunise the net interest income of these portfolios from possible adverse movements in results by hedging interest rates.

Management of the exposure to exchange-rate movements, both from investments in the capital of units in currencies other than the euro, as well as that regarding the results generated for the Group by each of the units, also in various currencies, is also conducted on a centralised basis at the parent bank.

This management (dynamic) is carried out by exchange-rate derivative instruments, optimising at each moment the financial cost of hedging.

The Group manages the impact which the sharp movements in exchange rates would have on these exposures of a permanent nature. The investments which are currently covered are those of the UK, Poland, Brazil, the US, Mexico and Chile, and the instruments used are spot contracts, FX forwards or tunnel options.

Meanwhile, exposures regarding the results which the Group’s units will contribute over the next 12 months, when they are in currencies other than the euro, are also hedged on centralised basis via exchange rate derivatives

The impact of the hedging is in gains/losses on financial transactions, and the hedging of results compensates, in the opposite way, the greater or lesser value in euros from the contribution of businesses.

Management of structural liquidity is also recorded in Corporate Activities. This aims to finance the Group’s recurrent activity in optimum conditions of maturity and cost, via recourse to the wholesale markets. The overriding objective of this activity is to maintain an appropriate liquidity profile by diversifying the sources of financing and controlling short-term financing.

The financial cost of the various financing sources recorded in the books of the parent bank are registered in corporate activities and can be issues of commercial paper, senior debt, covered bonds, capital hybrids (subordinated debt and preference shares) and securitisation of assets.

The financial management unit usually covers in new issues the interest rate and exchange rate risks from the start of the operation. It uses financial derivatives instruments (of interest and exchange rates) for this. The net impact of this hedging is recorded in the gains/losses on financial transactions in corporate activities.

The financial management area also analyses the strategies for structural management of credit risk where the aim is to reduce concentrations by sectors, which naturally occur as a result of commercial activity. Derivative operations here achieve an effect similar to that of the sale of assets and their compensation through the acquisition of other assets enables us to diversify the credit portfolio as a whole.

150

Lastly, and separately from the financial management described here, corporate activities acts as the Group’s holding. It manages all capital and reserves and allocations of capital to each of the units as well as providing the liquidity that some of the business units might need or generate (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is the market rate (euribor or swap) for each of the maturities of repricing operations, increased by a liquidity premium that varies on the basis of the duration of operations.

Finally, and more marginally, the equity stakes that the Group takes within its policy of optimising investments is reflected in corporate activities.

In 2012 the area made a loss of EUR 6,391 million compared to a loss of EUR 3,833 million in 2011.

In 2012, this result includes provisions net of taxes of EUR 4,110 million, of which EUR 983 million were drawn from capital gains and EUR 3,127 million from ordinary profit.

The net capital gains of EUR 983 million generated in 2012 (EUR 619 million arising from the sale of the business in Colombia, EUR 308 million from the reinsurance operation of the portfolios in Spain and Portugal and EUR 60 million from the sale of Canalejas building in Madrid) were assigned to provisions for real estate in Spain. With this, the coverage required by the royal decree laws was exceeded.

In 2011, includes provisions net of taxes of EUR 3,183 million, and net capital gains of EUR 1,513 million.

After eliminating the effects already commented in both years, the losses from the area’s ordinary activity were EUR 3,263 million compared to EUR 2,163 million also negative in 2011.

The main developments were:

•	Net interest income was EUR 2,458 million negative compared to EUR 2,172 million also negative in 2011. The increase was largely due to the keeping of a liquidity buffer in the ECB and the greater cost of wholesale funding, partly offset by reduced recourse to wholesale markets as the need for financing the commercial gaps was lower.

This higher cost also impacted on financing the goodwill of the Group’s investments, which by definition have a negative nature, and which increased the cost of their financing proportionately.

The net interest income of the ALCO portfolios registered here shows no substantial changes due to the higher average volumes in 2012.

•	Gains on financial transactions, which are mainly those from the centralised management of interest rates and currency risk of the parent bank and, to a lesser extent, from equities, were EUR 561 million positive compared to EUR 605 million also positive in 2011.

Of note were the results from liabilities management, the sale of small financial stakes and those arising from financial assets available for sale. The impact of hedging the results of subsidiaries was negative (it was positive in 2011) balancing the higher value in euros of the business units results.

•	Operating expenses were almost flat (-0.1%). Growth in general costs, partly from higher indirect taxes, and amortisations, was offset by lower personnel expenses.

•	Net loan-loss provisions include an allowance of EUR 66 million compared to a release of EUR 37 million in 2011. These movements corresponded to the portfolios that configure the ALCO strategies, and to others that constitute positions of centralised management, which also recorded asymmetries produced in the internal consolidation among the various business areas included in the parent bank.

•	Other income, which includes various provisions, was EUR 940 million negative compared to EUR 429 million negative in 2011.

This item includes provisions derived from the management and sale of real estate assets, the losses in the value of equity stakes and the goodwill.

•	Lastly, the tax line reflects a lower rate arising from the recovery of losses as a result of the different impact that certain one-off items had in both years.

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2. Secondary segments or business

Retail Banking

▶	Attributable profit of EUR 6,385 million (-7.6%).

•	Net interest income (+4.4%), net fee income and gains on financial transactions grew, lower contribution by the equity accounted method (SCUSA perimeter).

•	Lower growth in operating expenses (+3.5%), still reflecting new business projects and the increase in installed capacity.

•	Loan-loss provisions rose 26.0%, because of the rise in the NPLs in some financial systems.

▶	Lending declined 2% and deposits (in the widest scope) up 5%.

Attributable profit was EUR 6,385 million, 7.6% lower than in 2011, including the extraordinary positive impact of EUR 81 million in the UK.

Excluding this, ordinary attributable profit was EUR 6,304 million (-8.8% lower) because of higher loan-loss provisions and the impact of higher minority interests on Latin American units. Net operating income (pre-provision profit) increased 3.8%.

This business accounts for 88% of the Group’s operating areas gross income and 74% of the ordinary attributable profit.

Compared to 2011, profits were 6 p.p. negatively affected by the perimeter effect (equity accounted method for SCUSA and minority interests). The exchange rate evolution had little impact.

Gross income increased 3.7% to EUR 40,000 million, due to the rise in net interest income (+4.4%), fee income (+1.6%) and gains on financial transactions (+22.1%).

Other revenues reflected the lower results from income by the equity accounted method in the US and the higher contribution to the Deposit Guarantee Fund in Spain.

Operating expenses rose at a slower pace (+3.5%) and net operating income grew 3.8%.

INCOME STATEMENT AND BUSINESS VOLUMES SECONDARY SEGMENTS (EUR Million)

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
	2012	Var (%)	2012	Var (%)	2012	Var (%)	2012	Var (%)
INCOME STATEMENT
Net interest income	32,604	4.2	29,986	4.4	2,501	3.5	118	(11.6)
Net fees	10,339	1.1	8,804	1.6	1,162	1.1	373	(8.9)
Gains (losses) on financial transactions	2,137	12.8	1,345	22.1	785	(0.4)	7	41.1
Other operating income (1)	491	(34.2)	(135)	—	256	0.6	369	(9.9)
Gross income	45,571	3.2	40,000	3.7	4,704	2.1	867	(9.5)
Operating expenses	(19,279)	3.0	(17,361)	3.5	(1,611)	(0.7)	(308)	(4.1)
General administrative expenses	(17,222)	2.9	(15,494)	3.5	(1,456)	(2.2)	(273)	(3.8)
Personnel	(10,154)	2.9	(9,055)	3.9	(943)	(4.4)	(156)	(8.6)
Other general administrative expenses	(7,068)	3.0	(6,438)	3.0	(512)	2.2	(117)	3.4
Depreciation and amortisation	(2,057)	3.6	(1,867)	2.9	(155)	15.7	(35)	(6.3)
Net operating income	26,291	3.4	22,639	3.8	3,093	3.6	559	(12.2)
Net loan-loss provisions	(12,600)	26.8	(12,337)	26.0	(261)	81.7	(2)	—
Other income	(1,506)	(41.1)	(1,450)	(41.3)	(48)	35.4	(8)	(84.0)
Ordinary profit before taxes	12,186	(5.8)	8,852	(7.2)	2,784	(0.8)	550	(6.7)
Tax on profit	(2,740)	(6.8)	(1,843)	(10.5)	(750)	(0.4)	(147)	15.9
Ordinary profit from continuing operations	9,446	(5.5)	7,009	(6.3)	2,034	(1.0)	403	(12.9)
Net profit from discontinued operations	(7)	(71.6)	(7)	(71.6)	—	—	—	—
Ordinary consolidated profit	9,439	(5.3)	7,002	(6.1)	2,034	(1.0)	403	(12.9)
Minority interests	924	17.6	698	28.6	207	(3.3)	19	(34.1)
Ordinary attributable profit to the Group	8,515	(7.3)	6,304	(8.8)	1,827	(0.7)	383	(11.5)
Net capital gains and provisions	81	—	81	—	—	—	—	—
Attributable profit to the Group	8,595	(6.4)	6,385	(7.6)	1,827	(0.7)	383	(11.5)

BUSINESS VOLUMES
Total assets	1,198,369	1.6	883,849	1.3	287,780	2.5	26,740	2.0
Customer loans	717,095	(3.2)	647,676	(1.8)	69,133	(14.8)	286	(33.7)
Customer deposits	626,024	2.1	552,316	3.8	66,511	(11.4)	7,196	25.7

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

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RETAIL BANKING. INCOME STATEMENT (EUR Million)

	Gross income		Net operating income		Attributable profit
	2012	Var (%)	2012	Var (%)	2012	Var (%)
Continental Europe	11,996	5.1	6,536	8.3	1,754	1.7
o/w: Spain	7,471	5.3	4,169	11.9	844	16.6
Portugal	843	7.6	375	28.9	35	(62.4)
United Kingdom (1)	4,518	(14.9)	2,038	(31.1)	781	(19.2)
Latin America	21,042	9.6	12,761	14.7	3,050	(5.9)
o/w: Brazil	14,739	7.5	9,315	13.8	1,424	(11.7)
Mexico	2,344	16.9	1,337	18.5	779	4.0
Chile	2,005	13.4	1,175	12.5	358	(19.8)
USA	2,444	(8.2)	1,304	(22.2)	719	(26.5)
Total Retail Banking (1)	40,000	3.7	22,639	3.8	6,304	(8.8)

(1).-	Excluding net capital gains and provisions

Net loan-loss provisions increased 26.0% because of higher specific provisions and the release of generic provisions in 2011, which was not repeated in 2012. The impact was partly offset by the lower level of other provisions.

Customer loans decreased 2% and deposits without repos, including retail commercial paper in Spain and “letras financieras” in Brazil, rose 5%.

By areas:

•	The attributable profit of Retail Banking in Continental Europe rose (+1.7%). Net operating income increased 8.3%, thanks to the resilience of revenues in the current phase of the cycle (favoured by the incorporation of Bank Zachodni WBK in Poland and SEB’s business in Germany) and control of costs.

•	Attributable profit in Retail Banking in UK was 16.7% lower in sterling, largely due to lower net interest income (higher cost of funding and low interest rates).

•	Retail Banking in Latin America (constant currency) provided the best performance in the upper part of the income statement: growth in gross income (+13.9%) and more stabilised costs, reflected in a rise of 19.4% in net operating income.

After considering higher provisions, profit before tax increased 0.7%. The higher impact of minority interests following the sale of shares in the banks in Brazil, Mexico and Chile reduced attributable profit by 4.5%.

•	Retail Banking earnings in the US were 32.2% lower in dollars, determined by the lower amount recorded by the equity accounted method, reflecting the reduced stake in SCUSA and the one-off at Sovereign Bank.
Global Private Banking, included in retail banking, incorporates institutions that specialise in financial advice and asset management for high net worth clients (Banco Banif in Spain, Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks. This division, enhanced by Santander’s international presence, increases the value of the relationship of each customer.

The drivers are: more than 1,700 qualified professionals, which enables customers to have their own account manager to cover all their needs; more than 80 offices in seven countries in two continents, a full range of products and services and business intelligence systems that facilitate anticipation of customers’ demands.

2012 was the year of consolidation of the Santander Private Banking Model, the commercial sales and customer relationship processes, the training of professionals, homogenizing investment strategies, discretionary management and the range of products. The IT platforms for managing customers are already operating in Spain, Italy, Mexico, and in International Private Banking, and in the process of being implemented in Brazil and Chile. The platforms will cover all units eventually.

Despite the instability in the euro zone, particularly in Spain, Italy and Portugal, total assets under management increased. Of note was the growth in Brazil and International Private Banking, the result of more efficient management. The volume managed at the end of 2012 stood at EUR 104,000 million.

Attributable profit was EUR 209 million, very similar to that registered in 2011 (+0.7%). Gross income was 11.1% higher, with net interest income up 8.9%, despite the higher cost of funding.

Santander received the 2012 Euromoney award for the best private banking units in Spain, Portugal and Latin America.

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Global Wholesale Banking

▶	Attributable profit of EUR 1,827 million (-0.7%).

▶	Solid revenues backed by recurring customer revenues (87% of the total).

▶	Strict management of costs to maintain an efficiency ratio (34%) that is a benchmark for the sector.

▶	Active management of risks, liquidity and capital, which impacted the fourth quarter’s gross income and profits.

▶	In 2012, stable profits, setting us apart from competitors in an environment of maximum requirements.

Santander Global Banking & Markets (SGB&M) posted an attributable profit of EUR 1,827 million, 0.7% less than in 2011. This area contributed 10% of gross income and 21% of attributable profit to the Group’s operating areas.

Strategy

Santander Global Banking & Markets maintained the main drivers of its business model: client-focused, global reach of the division and interconnection with local units.

At the strategic level, the area focused on strengthening the results of its client franchise and maintaining active management of risk, capital and liquidity. This management intensified in the second part of the year, with an adjustment of exposures and limits by sectors and clients.

SGB&M continued to accompany the Group in its international development in Poland and the northeast of the US in order to capture the revenues synergies derived from the new units and manage the commercial flows of current and potential clients where the Group has strong retail units.

It also continued to invest in operational capacities and distribution of basic treasury products, with a particular focus on forex and fixed income businesses. The generation of recurring revenues and strict management of costs enabled the area to absorb these investments and produce an efficiency ratio (34%) that remains a reference for Santander’s peers.

The medium and long-term objectives are to adapt the business model to the new market conditions and the new regulatory framework and increase the market share in products of low consumption of capital and liquidity.

Results and activity

After a good start, the year experienced significant levels of volatility and uncertainty in the face of the worsening euro zone crisis. This conditioned business activity to a large extent.

In this context, SGB&M maintained revenue generation, which, combined with strict control of costs, enabled the larger provisions to be absorbed and kept results strong, unlike the weak evolution of most of our euro zone competitors.

Gross income rose 2.1% over 2011, driven by solid net interest income (+3.5%) and stable fee income (+1.1%) amid an environment of reduced activity in markets and issues in Europe, while trading gains remained virtually unchanged (-0.4%).

Operating expenses continued to adapt to the new environment and dropped 0.7% after absorbing higher amortizations of former projects. Net operating income increased 3.6% to EUR 3,093 million.

Loan-loss provisions rose to EUR 261 million (EUR 144 million in 2011), as a result of the increased provisions in Spain. Profit before tax dropped 0.8% and attributable profit 0.7%.

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From a management standpoint, the results continued to be supported by solid and diversified client revenues (87% of total gross income). Client revenues continued to rise (+1.1%), spurred by those generated within the Global Customer Relationship model (+5.8%), which give the area a considerable degree of stability.

The growth in client revenues was underpinned by the stability in Continental Europe (0%), and the better evolution in the UK (+16%) and the US (+114%), where Sovereign Bank continued to advance toward its natural share in wholesale business. On the other hand, Latin America’s contribution was lower (-6%), following the discontinuation of some businesses in Brazil (-18%), which was not offset by the rest of countries (Mexico: +33% and Chile: +17%).

The performance of the business sub-areas and their contribution to revenue generation was as follows:

Global Transaction Banking

This area, which includes Cash Management, Trade Finance, Basic Financing and Custody, increased its client revenues by 2%.

Of note were Cash Management revenues (+16%), due to the efforts made to capture transaction volumes as well as the increase in commercial finance. Spain, Chile and Argentina grew by more than 15%.

Trade Finance’s revenues increased over 2011. The fall in Brazil after the strong results in 2011 was offset by the good performance of Spain, the UK, Mexico and the US.

Basic financing maintained the trends of higher disintermediation and containment of risk-weighted assets, compensated in part by active management of spreads, particularly in Europe.

Lastly, client revenues generated by Custody and Settlement declined 6%. The stagnation in Europe, due to the evolution of the stock market and a slower than expected recovery in mutual funds, was only partly offset by the robustness of Mexico and Chile.

Corporate Finance

Corporate Finance (including Mergers and Acquisitions –M&A– and Equity Capital Markets –ECM–) reduced its client revenues by 23% in a very complex environment, but notched up several achievements.

In M&A, Santander advised significant cross-border operations: the French group Casino in taking control of its subsidiary GPA in Brazil, the UK group BG in the sale of 40% of the GNL plant Quintero in Chile and the board of Portugal’s Cimpor in the sphere of the takeover launched by the Brazilian Camargo Correa.

In Equity Capital Markets, Santander played a significant role in the listing of Manchester United.

Credit Markets

Credit Markets, which include origination and distribution of corporate loans or structured finance, bond origination and securitisation teams and Asset and Capital Structuring (AC&S), maintained strong generation of client revenues (+8%). Of note was the growth in the UK, Sovereign Bank, Mexico and Chile.

In syndicated corporate loans, global activity fell 23% but Santander still held a position of reference in Europe and Latin America and participated in the main transactions. Noteworthy was the participation in the $14,000 million financing of AMBEV so it could buy the 50% of the Mexican brewery Modelo it did not control. In Europe, it participated in the financing of GDF Suez’s acquisition of 100% of International Power for EUR 6,000 million. Of note in Latin America was the acquisition of Air Products in Chile for $800 million, as well as participation in Ternium’s purchase of 27.7% of Usiminas, and the acquisitions made by Cencosud in Brazil and Colombia.

In Project Finance, Santander remains one of the leading banks. In 2012, it continued to foster transformation of the market to adjust it to the new regulatory and funding reality. Of note was completion of the first Latin American project bond ($299 million) for Acciona’s wind power plant in Mexico and the four operations closed in the US where Santander, together with Prudential, led and executed an innovative funding structure with two debt tranches (one subscribed by banks and the other by Prudential and other institutional investor), which met the objectives of clients, banks and institutional investors.

In the primary bond market, as a result of the instability in the banking market in 2012, there was a large volume of issues, particularly in the corporate client segment. Worth mentioning was the significant improvement in Germany, where Santander led eight benchmark operations, enabling it to climb in the league tables to seventh position from 15th in 2011.

Santander also improved its relative position in the segment for financial institutions. Of note was the UK, a key country for the Group where Santander rose to third position in the sterling market, after a covered bonds operation for Clydesdale Bank, a subsidiary of National Australia Bank.

Santander was also one of the main players in the Latin American bond market. Particularly noteworthy was its participation in the largest issue in Latin America’s history ($7,000 million for Petrobras).

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Lastly, Asset and Capital Structuring continued to increase its portfolio of clients in Europe, Latin America and the US, which led to strong growth in revenues and a positive contribution from all countries. Noteworthy was Santander’s first operation as structurer and investor in the competitive US tax equity financing market, where it funded the subsidiary of EDF in launching a 102.5MW wind power plant. In Latin America, of note was greater capital structuring activity in renewable energy in Uruguay where we supported the French group Akuo in developing two wind power plants.

Rates

This area, which covers Fixed Income and FX, reduced its client revenues by 6% in a very complex environment in the financial markets, which required larger provisions.

In Fixed Income (trading activity and hedging of interest rates and inflation for wholesale clients and clients of commercial banks) sales grew in Europe, due to Spain and the UK. In Latin America, sales increased sharply in Mexico and Chile and declined in Brazil.

Good performance of sales to institutional clients, particularly in Spain, which more than offset the decrease in other segments.

In FX (trading activities and hedging of exchange rates and short-term money markets for the Group’s wholesale and retail clients) revenues fell due to the lower contribution from books. Sales increased in Spain and the UK.

Also of note was the good evolution of short-term money markets in Europe, the performance of the corporate and retail segments in Europe and Mexico, and the solid progress in management of books in Latin America in an environment of reduced volatility in local currencies.

Equities

The client revenues of Global Equities (activities related to the equity markets) rose 11%, due to a small recovery in the equity markets in the last months of 2012, compared to 2011, which was the weakest of the last few years.

Of note, despite the lack of operations in the primary market, was the listing of part of Banco Santander in Mexico (IFR prize for the largest issue of shares in Latin America) and Banco Popular’s capital increase in Spain (the largest in 2012 of a European bank).

Double-digit growth in revenues generated from the sale of investment and hedging solutions, compared to a very weak 2011 in the management of books due to the high levels of volatility.

RANKING IN 2012

	Activity	Area	Country / region	Source
Award	Best Initial Public Offering: Santander Mexico	Equity	Latin America	Latin Finance
N1*	Equity Research en Iberia	Equity	Iberia	Institutional Investors
Award	Latin America Equity Issue: Grupo Financiero Santander Mexico	Equity	Latin America	IFR Awards
Award	Europe power Deal of the Year: Carrington CCGT	CM	Europa / UK	Project Finance International
Award	Latin American Project Bond Deal of the Year : Oaxaca	CM	Latin America /Mexico	Project Finance Magazine
Award	North American Single Asset Deal of the Year : Arlington Valley	CM	N,America / USA	Project Finance Magazine
Award	Latin America Loan: Ternium’s US$700m loan	CM	Brazil	IFR Awards
Award	Best Structured Products distributor	Rates	Spain	Euromoney
N1*	Futuros de IPC	Rates	Mexico	MexDer
N5**	Foreign Exchange	Rates	Brazil	Banco do Brazil
Award	Best Trade Bank Iin Latin America	GTB	Latin America	Trade Finance Magazine
Award	Best Trade Bank in Latin America	GTB	Latin America	Trade & Forfaiting Review
Award	Best Sub-Custodian Spain	GTB	Spain	Global Finance

(*).-	Ranking depending on the criterion
(**).-	Ranking by volume

GTB: Global Transaction Banking	CM: Credits and Markets	RT: Rates	EQ: Equity

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Asset Management and Insurance

▶	Attributable profit of EUR 383 million (-11.5%), impacted by the sales completed in the fourth quarter of 2011 and the reinsurance operation in 2012.

▶	On a like-for-like basis, solid gross income (including that paid to the networks), which accounted for 9% of the operating areas’ total.

▶	Asset management: high contribution in an environment of market instability and greater competition for savings.

▶	Insurance: value of business in Europe recognised (after the reinsurance of life assurance business in Spain and Portugal and the strategic alliance in bancassurance in Spain).

Attributable profit was 11.5% lower at EUR 383 million

(4% of the operating areas’ total).

In July an agreement was reached with Abbey Life Insurance Ltd., a subsidiary of Deustche Bank AG, to reinsure all of the individual life risk portfolio of the insurance companies in Spain and Portugal. This transaction generated estimated extraordinary gross results of EUR 435 million.

In December, Santander agreed a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through commercial networks. The operation valued Santander’s insurance business in the transaction at EUR 431 million. The agreement does not affect savings, auto and health insurance, which Santander continues to manage.

Excluding the impact of the reinsurance agreement, as well as the sale of 51% of the Latin American insurers to Zurich, under the global agreement reached during the fourth quarter of 2011 which meant recording the contribution of these companies by the equity accounted method, attributable profit was 16.5% higher.

Results

Gross income declined 9.5% and operating expenses 4.1%, which fed through to profits. This includes the impact on income accounted for by the equity method of the reduced stake in the Latin American insurers and the reinsurance agreement for Spain and Portugal. Eliminating this effect, gross income increased 4.2% and net operating income 8.4%, while attributable profit rose 16.5%.

The area’s total revenues including those recorded by the distribution networks amounted to EUR 4,013 million, 4.0% less than in 2011. Discounting the perimeter effect of the sales operations, revenue increased 7.9% (9% of the operating areas’ total).

The total results for the Group (profit before tax plus fees paid to the networks) were 3.1% lower at EUR 3,696 million.

▶ Asset Management

Santander Asset Management continued to develop its global business model based on management capacities at the Group level and on the strength and knowledge of the market by local managers.

Progress was made in reorganising the business around a holding company that will comprise all the fund management entities, as well as establishing a branch in

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Germany. So far, integration has been successfully achieved in Spain, Argentina, the UK and Luxembourg and the rest of the fund management entities are expected to be incorporated in the coming months.

The structures of the management teams for Latin American mandates and for global European mandates were completed, and that for global teams. This is a necessary condition for entering the institutional market.

Attributable profit was EUR 69 million (+2.9%), due to a decline in gross income of 7.4%, reduced costs (-5.5%) and lower needs for provisions.

The total result for the Group (profit before tax plus fees paid to the networks) was EUR 1,043 million (-1.6%).

The total volume of managed funds was EUR 153,700 million, 11% more than at the end of 2011. This includes the incorporation of the Insurance mandate of the Group in Spain in the fourth quarter (-1% without it). Of this, around EUR 99,000 million were mutual and pension funds, EUR 8,000 million in client portfolios other than mutual funds included institutional mandates and EUR 46,000 million of management mandates on behalf of other Group units.

The main developments by units and countries were as follows:

•	In traditional management of assets, the Group managed EUR 150,600 million, of which EUR 98,000 are funds, investment companies and clients’ pension plans. Of the total, 88% is concentrated in the four large markets of Brazil, the UK, Spain and Mexico.

Brazil’s managed assets (in local currency) increased 4% to EUR 43,200 million. The drop in mutual funds was offset by growth in institutional mandates, both from third parties and as well as the Group.

The UK’s managed funds increased 9% (in local currency) to EUR 25,900 million, after capturing the mandates of collective management. Mutual funds declined 14%, as the good acceptance of the multimanager funds did not offset the guaranteed funds evolution.

In Spain, the industry continued to record net reimbursements. In this context, Santander Asset Management, maintains leadership positions in the market (15.2% market share according to Inverco) focused on profiled funds after exiting money market funds of scant value added. Funds under traditional management, including pension funds and mandates, stood at EUR 50,700 million (33% higher than in 2011), because of the Insurance mandated (-6% excluding it).

Mexico continued to launch new funds aimed to customers with a different risk profile and guaranteed funds, which helped to improve the mix of the EUR 10,400 million under management (+5% in pesos).

In the rest of markets, of note was the growth for Argentina (+6%) and Poland (+28%). Portugal was the exception, where the shift of liquidity into deposits was added to the impact of the markets, producing a fall of 11% in mutual and pension funds.

•	In non-traditional management (real estate, alternative management and private equity funds), Santander Asset Management continued to adjust its activity to the scant demand for these products. Managed funds remained at more than EUR 3,000 million.

Greater stability in alternative funds (after the restructuring in previous years), and in private equity funds, aimed at institutional clients who invest long term in unlisted companies.

158

▶ Insurance

Santander Insurance continued to build its global business model by launching units and businesses that respond to the needs of local networks and their clients. The model has a low risk profile and is highly efficient in its operations.

Santander Insurance posted an attributable profit of EUR 314 million, 14.1% less than in 2011. Results were impacted by the sale of 51% of the insurers in Latin America and by the reinsurance agreement of its life portfolio in Spain and Portugal, which reduced their contribution by EUR 131 million. Eliminating these effects, profit was 19.0% higher.

Insurance business generated for the Group total revenues (including fee income paid to the commercial networks) of EUR 2,784 million (-4.1%). On a like-for-like basis, revenues were 2.3% higher. The total results for the Group (income before taxes of insurers and brokers plus fee income received by the networks) amounted to EUR 2,653 million (-3.7%), although on a like-for-like basis they increased 3.0%.

In Europa, Santander Insurance shared best practices, among the different markets, with the launching of the Spain’s 50x2% insurance in Portugal and Poland’s Key Man insurance in Spain.

Continental Europe’s total results were 4.5% higher. On a like-for-like basis, they were 11.3% higher mainly due to the better contribution of Spain and Portugal, which offset the decline at Santander Consumer Finance.

Excluding consumer business, the total result for Spain rose 15% (+28.5% excluding the reinsurance operation). Portugal’s increased 3.5% (+38.1% on a like-for-like basis), largely due to savings-investment products. Poland’s (BZ WBK) was much higher compared to the average for 2011 (+98.9% in local currency), focused on protection products.

Santander Consumer Finance’s evolution was weaker, partly due to lower car sales (-8% in the EU). Its total result was down 4.9%.

The UK’s total result declined 9.4% in sterling while adjusting its range of products to clients’ needs.

Latin America reduced its total results 5.6% in constant currency, largely due to the impact of the sale of the insurers. Eliminating this effect, the results were slightly higher (+1.7%). The productivity of the banking networks in placing protection products and intensive use of alternative channels and segmentation of the products offer were the drivers of the region’s business and results.

Excluding the impact of the sales and in local currency, Mexico offered a solid performance (+24.5% in total results). The own distribution model of car insurance based on the aggregator was sucessfully strengthened .

Brazil’s results were 2.6% lower and Chile’s dropped 11.9%, due to reduced placement of protection products and regulatory impacts.

The US recorded a decline of 27.5% in dollars in gross fee income due to lower distribution of third party insurance products.

ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT (EUR Million)

	Gross income		Net operating income		Attributable profit
	2012	Var (%)	2012	Var (%)	2012	Var (%)
Mutual funds	289	(7.7)	115	(10.7)	59	3.9
Pension funds	22	(3.4)	14	(3.5)	10	(3.1)
Insurance	556	(10.6)	430	(12.8)	314	(14.1)
Total Asset Management and Insurance	867	(9.5)	559	(12.2)	383	(11.5)

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EXECUTIVE SUMMARY

GRUPO SANTANDER RISK MANAGEMENT PRINCIPLES

Pages 166 to 171

▶	Independence of the risk function from the business.

▶	Involvement of senior management in decision-taking.

▶	Collegiate decisions that ensure opinions are contrasted.

▶	Clear definition of attributions.

▶	Integrated control and management of risks via a corporate structure with a scope of “all risk, all businesses and all countries”.

▶	The Group’s consumption of economic capital at the end of 2012 was EUR 64,384 million compared to an internal capital base of EUR 80,940 million.

▶	Continental Europe accounted for 27%, Brazil 15% and the UK 9%. The corporate centre, which includes goodwill, accounted for 34%.

▶	The Group’s diversification enables economic capital savings to be obtained.

▶	Santander maintains a moderate exposure to market risk.

▶	The average exposure in trading activity was lower than in 2011 and 2010, despite higher volatility in the financial markets.

▶	The Group continued to reduce in 2012 its already low level of exposure to complex structured assets.

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GEOGRAPHICALLY DIVERSIFIED CREDIT RISK

Pages 176 to 205

▶	Retail banking profile, more than 80% of total risk is generated by the retail banking business.

▶	Below industry average NPL ratio in almost all countries where the Group operates.

▶	Group NPL ratio stood at 4.54% in 2012. In Spain, it was 6.74%, more than three and a half points below the sector average.

▶	Strong provisions in 2012 increased the Group’s coverage rate by 11 points in 2012, to 73%. Spain’s coverage rate rose by 25 points, to 71%.

FOLLOWING THE PROVISIONS SET ASIDE

IN 2012, THE REAL ESTATE CLEAN-UP

IN SPAIN WAS COMPLETED

Pages 190 to 191

▶	Model of subsidiaries which are autonomous in liquidity.

▶	In 2012, the focus was mainly on attracting customer deposits, especially in Spain (EUR +22,000 million).

▶	High issuance capacity: EUR 43,000 million in 2012.

▶	As a result, all the Group’s ratios and the liquidity position improved …

▶	… and, in January 2013, Santander and Banesto returned all the funds (EUR 24,000 million) taken in the first auction of LTROs.

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1.	INTRODUCTION

This section deals with what senior management regards as the main current and emerging risks that could affect the business. It also includes, in line with the best market practices, guidelines that allow the reader to track the main issues discussed in this risk management report through various documents published by the Group (Management Report, Auditors’ Report, Annual Financial Statements and Information of Prudential Relevance).

Main current and emerging risks

Regardless of the risks treated in the various sections of this risk management report, Santander’s senior management believes there are focal points affecting business development and consequently the risks derived from them. These focal points, and the corresponding mitigation measures being adopted, are:

•

Macroeconomic environment. In times of crisis, it is particularly important to pay attention to the volatility of the macroeconomic environment. On the one hand, Santander uses stress test tools that allow senior management to assess and manage the impact of the different possible scenarios. On the other, geographic diversification protects the Group’s results, as it minimises the impact of volatility on the macroeconomic environment, and enables a medium-low risk profile to be maintained.

•

Regulatory environment. In response to the financial crisis of the last few years, bank regulators and authorities are designing a series of measures to avoid future crises. Compliance with these measures by banks, especially those designated as systemic, is affecting various spheres: capital and liquidity needs, transparency, etc. Grupo Santander’s solid balance sheet structure and its structure of subsidiaries which are autonomous in capital and liquidity enables it to face with solvency the current and future regulatory requirements. Meanwhile, the traditional focus of Santander’s business model toward retail banking provides greater protection in the face of changes being considered internationally regarding the creation of separated structures for retail and investment banking.

•

Reputational and conduct risk. Strict management of these risks is increasingly important, because of the impact they have from the financial supervision standpoint as well as that of public opinion in general. In order to mitigate the impact of these risks, in the last few years the bank has notably strengthened control of all aspects related to the marketing of products, customer relations, deep knowledge of customers and compliance with all applicable regulations (including, among others, those regarding money laundering and financing of terrorism).

Of these risks, reputational and conduct are the main emerging risks in the sense that their realization, in the medium and long term, entails significant degrees of uncertainty, even though recurring results and capital surpluses above regulatory minimums would enable potential impacts to be absorbed.

This report provides ample information about the risks facing the Group, the way they are managed and how they are affecting the Group’s activity and results. It also sets out the measures being taken to minimise the risks and to mitigate their severity.

A glossary of terms is also included in the IPR Pillar III document (Information of Prudential Relevance), which sets out the basic terminology of risks expressed in this section, as well as in the IPR.

The table below sets out the issues dealt with in this report and other Group annual reports that contain information on risks:

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MAP FOR NAVIGATING GRUPO SANTANDER’S DOCUMENTS WITH RISK MANAGEMENT INFORMATION

THEME	DETAIL	ANNUAL REPORT	AUDIT REPORT & ANNUAL ACCOUNTS	IPR
Introduction	Main current and emerging risks	Page 164

Management principles and corporate governance	Corporate principles of risk management, control and appetite Corporate governance of the risk function Integral control and internal validation of risk	Page 166 Page 172 Page 174	Note 54 (54.1, 54.2, 54.3) and other notes and related information	Section 6

Credit risk

Introduction to the treatment of credit risk

Main magnitudes and evolution (risk map, evolution, conciliation, geographic distribution, management metrics)

Detail by countries with the largest concentration: UK, Spain, Brazil

Other credit risk views (credit risk by activities in financial markets, concentration risk, country risk, sovereign risk and environmental risk)

Credit risk cycle (pre-sale, sale and after-sale)

Study of risk and credit rating process, planning and setting limits (analysis of scenarios)

Decisions on operations (credit risk mitigation techniques)

Monitoring, measurement and control

Recovery management

		Page 176 Page 176 Page 185 Page 192 Page 199 Page 200 Page 202 Page 204 Page 205	Note 54.4 and other notes and related information	Sections 8& 9

Market risk

Activities subject to market risk (market risk factors)

Market risks in 2012

Trading activity (VaR, stress testing, backtesting, etc)

Structural market risk

Methodologies

Management framework (organisational and governance structure, policy of limits)

Internal model

		Page 206 Page 208 Page 208 Page 216 Page 220 Page 223 Page 225	Note 54.5 and other notes and related information	Section 10

Liquidity risk and funding

Introduction and general focus

Liquidity management framework. Monitoring and control of liquidity risk (organisational and governance model, analysis of the balance sheet and liquidity risk management, management adapted to business needs)

Funding strategy and 2012 liquidity evolution

2013 financing perspectives

		Page 226 Page 227 Page 230 Page 236	Note 54.6 and other notes and related information	Section 12

Operational risk

Definition and objectives. Corporate governance and organisational model

Risk management model. Measurement model and risk assessment

Evolution of the main metrics. Mitigation measures

Other aspects of control and monitoring of operational risk

		Page 237 Page 238 Page 240 Page 243	Note 54.7 and other notes and related information	Section 13

Compliance and reputational risk

Definition and objectives

Corporate governance and organisational model

Risk management model (prevention of money laundering and financing of terrorism, marketing of products and services, compliance with rules)

		Page 244 Page 244 Page 245	Note 54.8 and other notes and related information	Section 14

Capital	Adjustment to the new regulatory framework Economic capital: analysis of the global risk profile RORAC and value creation	Page 250 Page 251 Page 253	Notes 54.9 and other notes and related information	Sections 1,3,4 & 5

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2.	CORPORATE PRINCIPLES OF RISK MANAGEMENT, CONTROL AND APPETITE

2.1. Corporate principles

High quality management of risk is one of Grupo Santander’s hallmarks and thus a priority in its activity. Throughout its 150 years, Santander has combined prudence in risk management with use of advanced risk management techniques, which have proven to be decisive in generating recurrent and balanced earnings and creating shareholder value.

Grupo Santander’s risk policy focuses on maintaining a medium-low and predictable profile for all its risks. Its risk management model is a key factor for achieving the Group’s strategic objectives.

The economic downturn in 2012 severely affected some of the main markets in which the Group operates. This situation particularly tested all its risk admission, monitoring and recovery models. In this context, management of different risks was positive when compared to the performance of the banking sector in these markets, which, combined with the high international diversification of the Group’s businesses, enabled it to produce globally satisfactory results. The experience of confronting this adverse economic environment served to reaffirm the principles on which the Group’s risk management model is based, as well as improve those aspects of the risk management systems which are necessary to ensure their adequate contribution to the Group’s global results.

Grupo Santander’s banking business model from the risk standpoint

The Group’s risk management and control systems are adapted to the risk appetite framework approved by its top governance bodies and to its banking business model:

•

Santander focuses on retail banking, ensuring an internationally diversified presence characterised by high market shares (more than 10%) in the main markets where it operates. Wholesale banking is carried out particularly in core markets.

•

Santander operates through subsidiaries which are autonomous in terms of capital and liquidity, with corporate control. The corporate structure has to be simple, minimising the use of instrumental companies.

•	The business model enables a high degree of recurrence in results and its development is backed by a strong capital and liquidity base.

•	Santander develops its operational and technological integration model via corporate platforms and tools. This allows information to be steadily aggregated.

•	All the Group’s activity is conducted within its social and reputational commitment, in accordance with its strategic objectives.

The economic capital distribution among the Group’s businesses reflects the diversified nature of Santander’s activity. The risk of corporate activities mainly emanates from the capital assigned to goodwill and, to a lesser extent, market risk (structural exchange rate and non-trading portfolio of equities). The operating areas account for most of the credit risk, as befits the nature of the Group’s retail banking.

Section 10 has more details on everything to do with capital.

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DISTRIBUTION OF RISKS BY BUSINESSES

(DIVERSIFIED ECONOMIC CAPITAL)

Santander’s risk management model, underpinning the business model, is based on the following principles:

•

Independence of the risk function from the business areas. The Group’s 3rd vice-chairman and chairman of the board’s risk committee, heads the risk division and reports directly to the executive committee and to the board. The establishment of separate functions between the business areas and the risk areas, responsible for admission, measurement, analysis, control and information, provides sufficient independence and autonomy to control risks appropriately.

•	Direct involvement of senior management in all decisions taken.

•

Collegiate decision making, ensuring a variety of opinions without results becoming dependent on decisions solely taken by individuals, including at the branch level. Joint responsibility for decisions on credit operations between risk and business areas, with the former having the last word in the event of disagreement.

•

Delegated authorities. Each risk acceptance and management unit has clearly defined the types of activities, segments and risks it can face and decisions it might make in the sphere of risks, in accordance with delegated powers. Contracting and management procedures, and where operations are recorded, are also defined.

•	Centralised control. Risk control and management are conducted on an integrated basis through a corporate structure, with global scope responsibilities (all risk, all businesses, all countries).

Risk management and control is done the following way:

•	Set risk appetite. The purpose is to delimit, synthetically and explicitly, the levels and types of risk that the bank is ready to assume in the course of business.

•

Establish risk policies and procedures. They constitute the basic framework for regulating risk activities and processes. At the local level, the risk units, through “mirror” structures they have established, incorporate the corporate risk rules to their internal policies.

•

Building, independent validation and approval of the risk models developed in accordance with the corporate methodological guidelines. These models systemise the risk origination processes as well as their monitoring and recovery processes, calculate the expected loss, the capital needed and evaluate the products in the trading portfolio.

•

Execute a system to monitor and control risks, which verifies, on a daily basis and with the corresponding reports, the extent to which Santander’s risks profile is in line with the risk policies approved and the limits established.

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2.2. Risk culture

The importance and attention attached by senior management to risk management is deeply rooted in Santander’s DNA. This risk culture is based on the principles of Santander’s risk management model and is transmitted to all business and management units and is supported, among other things, by the following drivers:

•	Santander’s risk function is independent of the business units. This enables their criteria and opinions to be taken into account in the various instances where businesses are developed.

•

Santander’s structure for delegating powers requires a large number of operations to be submitted to the risk committees of the bank’s central services, be it the global committee of the risk division, the board’s risk committee or the Group’s executive committee. The high frequency with which these approval and risk monitoring bodies meet (twice a week in the case of the board’s risk committee; once a week for the executive committee) guarantees great agility in resolving proposals while ensuring senior management’s intense participation in the daily management of risks.

•

Santander has detailed risk management manuals and policies. Risk and business teams hold regular meetings about the business, which produce actions in accordance with the Group’s risk culture. In addition, the risk and business executives participate in the different bodies for resolving operations of the Group’s central services, and this facilitates transmission of criteria and focuses that emanate from senior management, both to the teams of executives as well as the rest of the risk committees. The lack of powers in any one individual means that all the decisions are resolved by collegiate bodies. This confers greater rigour and transparency on decisions.

•

Risk limits plan. Santander has established a full system of risk limits which is updated at least annually and covers both credit risk as well as the different market risk exposures, including trading, liquidity and structural (for each business unit and risk factor). Credit risk management is supported by credit management programmes (individuals and small businesses), rating systems (exposures to medium and large companies) and pre-classification (large corporate clients and financial counterparties).

•

Santander’s information systems and aggregation of exposures’ systems enable daily monitoring of exposures, verifying systematic compliance with the limits approved, as well as adopting, where necessary, the pertinent corrective measures.

•

Main risks are not only analysed at the time of their origination or when irregular situations arise in the process of ordinary recovery. They are overseen permanently for all clients. In addition, the Group’s main portfolios are monitored systematically during the month of August.

•

Other procedures supporting the dissemination of Santander’s risk culture are the training sessions carried out by the risks corporate school, the remuneration and incentives policy, which includes performance variables that take into account the quality of risk and the bank’s results over the long term, strict compliance by staff with the general codes of conduct and systematic and independent action by the internal auditing services.

Risk training activities

Santander’s corporate school of risk management aim is to help consolidate the risk management culture and ensure that all employees in the risks area are trained under the same criteria.

The school, which gave a total of 29,960 hours of training to 4,078 employees in 2012 in 100 activities, is considered a key element to enhance Santander’s leadership in this sphere and strengthen the skills of our staff.

TRAINING HOURS

Furthermore, the risks corporate school trains professionals from other business areas, particularly retail banking, so as to align the demanding risk management criteria to business goals.

2.3. Grupo Santander’s risk appetite

Santander defines risk appetite as the amount and type of risks considered reasonable to assume for implementing its business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances that could have a negative impact on its levels of capital, profitability and/or share price.

The board is responsible for annually setting and updating the risk appetite, monitoring the Bank’s risk profile and ensuring the consistency between both of them. Risk appetite is set for the whole of the Group as well as for each of the main business units in accordance with a corporate methodology adapted to the circumstances of each unit/ market. At the local level, the boards of the subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group’s executive committee.

Senior management is responsible for achieving the desired risk profile —which is reflected in the annual budget and in the medium-term strategic plan— as well as for daily risk

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management, so that the usual limit structures set for each risk are adequately connected to the metrics established for the risk appetite.

These structures of limits for each risk are in addition to the risk appetite and essential for articulating effective risk management in the daily course of business. In the event that risk appetite levels set are met and once the board is informed, the necessary management measures have to be adopted for effectively adjusting the risk profile.

The board’s risk committee and the Group’s executive committee verify compliance with the risk appetite at Group and business units on a quarterly basis.

Effective implementation of the risk appetite framework was deepened in 2012 through the corresponding quarterly reviews as well as their development in some of the Group’s main units.

Risk appetite framework

Santander’s risk appetite framework contains quantitative and qualitative elements integrated into series of primary and other metrics.

Quantitative elements of risk appetite

The primary quantitative metrics of the risk appetite are:

•	The maximum losses that the institution is willing to assume.

•	The minimum capital position that the institution wants to have.

•	The minimum liquidity position that the institution wants to keep.

These metrics are calculated using severe stress scenarios, unlikely to occur, but possible.

In addition, the Group has a series of transversal metrics to limit the excessive concentration of the risk profile, both by risk factors as well as in terms of clients, businesses, countries and products.

Losses

One of the three primary metrics used to formulate Santander’s risk appetite is the maximum unexpected impact on results the institution is prepared to assume in unfavourable scenarios, with a low, but possible, probability of occurring.

These scenarios mainly affect both losses resulting from the exposure to retail and wholesale credit risk (both the direct credit loss as well as the reduced revenue), as well as the potential unfavourable impact resulting from the exposure to market risk. After applying these credit and market impacts to budgeted results, in the context of monitoring risk appetite, senior management ensures that the resulting spread is sufficient to absorb the unexpected impacts from technological and operational risk, and from compliance and reputational risk.

The time frame in which the negative impacts for all risks considered materialise is normally 12 months, except in the case of credit risk where an additional impact analysis is conducted using a three-year time frame. The time frame for formulating risk appetite is annual.

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As regards the metric of losses, according to Santander’s risk appetite the combined impact in all risks resulting from these scenarios must be less than net operating income after ordinary provisions (i.e. ordinary profit before tax).

Capital position

Santander operates with a comfortable capital base which enables it not only to fulfil regulatory requirements but also have a reasonable surplus of capital. The bank has set a core capital ratio target of more than 9% (Basel II) and has also set minimum goals for the Group’s return on risk-adjusted capital (RORAC).

In addition and in the face of the aforementioned unfavourable scenarios, Santander’s risk appetite establishes that its risk profile must be such that the unexpected impact of these scenarios does not involve a deterioration of more than 100 basis points in the core capital ratio.

This capital focus included in the risk appetite is consistent with the Group’s capital objective approved within the capital planning process (Pillar II) implemented in the Group and covering a three-year period.

Liquidity position

The Group’s liquidity management model is based on the following principles:

•	Decentralised liquidity model.

•	Needs derived from medium and long term activity must be funded by medium and long term instruments.

•	High contribution of customer deposits in an essentially retail banking balance sheet.

•	Diversification of wholesale funding sources by: instruments/investors; markets/currencies and maturities.

•	Limited recourse to short-term funding.

•	Availability of a sufficient liquidity reserve, including discounting capacity in central banks to be used in adverse situations.

Bearing in mind the Group’s decision to structure on the basis of autonomous subsidiaries, liquidity management is executed at the level of each subsidiary, while supervised by a corporate control. All the subsidiaries must be self-sufficient as regards availability of liquidity.

Santander’s risk appetite establishes, as regards the liquidity metric, a structural funding ratio of more than 100% (customer deposits, equity and medium and long term issues have to be higher than the structural funding needs defined as lending and stakes in Group companies), as well as demanding objectives of liquidity position and time frames in the face of short term, systemic and idiosyncratic stress scenarios.

Additional quantitative metrics of risk appetite concentration

Santander wants to maintain a widely diversified risk profile from the standpoint of its exposure to large risks, certain markets and specific products. In the first instance, this is achieved by virtue of Santander’s retail banking focus with a high degree of international diversification.

Concentration risk: this is measured by the following metrics upon which set risk appetite thresholds as a proportion of equity or of lending (in general terms):

•

Client (as a proportion of equity): a) net individual maximum exposure to corporate clients (additionally, clients with internal ratings below investment grade and exceeding a certain exposure are also monitored); b) net maximum aggregate exposure to the Bank’s 20 largest corporate clients (Top 20); c) net maximum aggregate exposure of the exposures considered as large risks (corporate and financial clients); d) maximum impact on profit before tax of a simultaneous failure of the five largest corporate exposures (jump to default Top 5).

•	Sector: maximum percentages of exposure of the portfolio of companies in an economic sector, in relation to lending (at both the total level as well as for the segment of companies).

•

Portfolios with high risk profile (defined as those retail portfolios with a percentage of risk premium that exceed an established threshold): maximum percentages of exposure to this type of portfolio in proportion to lending (at both the total and retail levels) and for different business units.

Qualitative elements of risk appetite

The qualitative elements of the risk appetite framework define, in general and for the main risk factors, the positioning that Santander’s senior management wishes to adopt or maintain in the course of its business model. Generally speaking, the framework is based on maintaining the following qualitative objectives:

•

A medium-low and predictable risk profile based on a deversified business model, focused on retail banking and with an internationally diversified presence and significant market shares, and a wholesale banking model centred on relations with clients in the Group’s main markets.

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•	A rating objective in the range of between AA- and A-,
both at Group level and in local units (in local scale), on the basis of both the environment as well as the sovereign risk performance.

•	A stable and recurring policy to generate earnings and remunerate shareholders, on a strong capital and liquidity base and a strategy of diversification by funding sources and maturities.

•

An organisational structure based on subsidiaries which are autonomous and self-sufficient in capital and liquidity, minimising the use of instrumental companies, and ensuring that no subsidiary has a risk profile that jeopardises the Group’s solvency.

•	An independent risk function with very active involvement of senior management which guarantees a strong risk culture focused on protecting and ensuring an adequate return on capital.

•

A management model that ensures a global and interrelated view of all risks, through an environment of control and robust monitoring of risks, with global responsibilities: all risk, all businesses, all countries.

•	Focus in the business model on those products that the Group knows sufficiently well and has the management capacity (systems, processes and equity).

•

The confidence of clients, shareholders, employees and professional counterparties, ensuring that activity is carried out in line with Santander’s social and reputational commitment, in accordance with the Group’s strategic objectives.

•	Adequate and sufficient availability of staff, systems and tools that guarantee maintaining a risk profile compatible with the established risk appetite, both at the global and local levels.

•

A remuneration policy that has the necessary incentives to ensure that the individual interests of employees and executives are aligned with the corporate framework of risk appetite and that these are consistent with the Bank’s long-term results.

The Group’s risk appetite framework also covers other specific qualitative objectives for the various types of risk.

Risk appetite and living will

The Group has an organisational structure based on subsidiaries which are autonomous and self-sufficient in terms of capital and liquidity, ensuring that no subsidiary reaches a risk profile that could jeopardise the Group’s solvency.

Grupo Santander was the first of the international financial institutions considered globally systemic by the Financial Stability Board to present (in 2010) to its consolidated supervisor (the Bank of Spain) its corporate living will including, as required, a viability plan and all the information needed to plan a possible liquidation (resolution plan). Furthermore, and even though not required, more summarised individual plans were drawn up for the main geographic units, including Brazil, Mexico, Chile, Portugal and the UK.

A third version of the corporate plan in this respect was drawn up in 2012. As with the first two versions in 2010 and 2011, the Group presented the third version of its recovery plan to its crisis management group (CMG) in July 2012. This plan consists of the corporate plan (for Banco Santander) and individual plans for many of its most important local units (UK, Brazil, Mexico and Sovereign). It is important to point out in the UK case that the plan was also prepared, in parallel to its in-house development, with respect to local regulatory initiatives.

The significant contribution of the living will exercise to the conceptual delimitation of the risk appetite, and the Group’s risk profile, should also be noted.

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3.	CORPORATE GOVERNANCE OF THE RISK FUNCTION

The board’s risk committee is responsible for proposing to the board the Group’s risk policy. Its approval corresponds to the board under its powers of administration and supervision. The committee also ensures that the Group’s activities are consistent with its risk tolerance level and establishes the global limits for the main risk exposures, reviewing them systematically and resolving those operations that exceed the powers delegated in bodies lower down the hierarchy.

The committee is of an executive nature and takes decisions in the sphere of the powers delegated in it by the board. It is chaired by the 3rd vice-chairman of Grupo Santander and four other board members are also members of the committee.

The committee met 98 times during 2012, underscoring the importance that Grupo Santander attaches to appropriate management of its risks.

The main responsibilities of the board’s risk committee are to:

•	Propose to the board the Group’s risk policy, which must particularly identify:

•	The different types of risk (operational, technological, financial, legal and reputational, among others) facing the Group.

•	The information and internal control systems used to control and manage these risks.

•	Set the level of risk considered acceptable.

•	Identify the measures envisaged to mitigate the impact of identified risks, in the event that they materialise.

•	Systematically review exposures to the main customers, economic sectors, geographic areas and types of risk.

•	Authorise management tools and risk models and be familiar with the results of the internal validation.

•	Ensure that the Group’s actions are consistent with the previously decided risk appetite level.

•	Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in the exercise of their function.

•	Resolve operations beyond the powers delegated to bodies lower down the hierarchy, as well as the global limits of pre-classification of economic groups or in relation to exposures by classes of risk.

The board’s risk committee delegates some of its powers in risk committees which are structured by geographic area, business and types of risk, all of them defined in the corporate governance risk model.

Both the executive committee and the Bank’s board also pay particular attention to management of the Group’s risks.

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The Group’s 3rd vice-chairman is the maximum executive in risk management. He is a member of the board and chairman of the risk committee. Two directorates-general of risks, which are independent of the business areas, both from the hierarchical and functional standpoint, report to the 3rd vice-chairman. The organisational and functional framework is as follows:

•

The general directorate of risk (GDR) is responsible for the executive functions of credit and financial risk management and is adapted to the business structure, both by customer type as well as by activity and country (global/local vision).

The GDR is configured in two blocks:

•

A corporate structure with global scope responsibilities (“every risk, every country”), entrusted with establishing the policies, methodologies and control. In this block, also denominated inteligence and global control, are the areas/functions of solvency risks, market risk and methodology.

•

A business structure, focused on executing and integrating management of the risk functions in the Group’s local and global commercial businesses. In this block, also denominated execution and integration in management, the following areas/functions are grouped: management of standardised risks, management of segmented company risks, global recoveries, management of wholesale banking risk, management of Santander Consumer Finance risks and management of global business risks.

Between these two blocks is the corporate area of integration in management whose purpose is to intensify and systemise the use of corporate risk management models (credit, market and structural risk), speed up its establishment and ensure integration in the management of all the Group’s units.

Complementing this structure is a local government and systematics area, which supports and advises the GDR, responsible for implementation of the organisational model, and for ensuring effective execution of internal control (including the quality processes), and a development and corporate management area which leads the initiatives and projects of the GDR involving various areas and/or local units, such as a common information model and a global corporate platform.

These functions have a global action sphere, i.e. they intervene in all the units where the risk division acts and the same structure is reflected in the local units. The main elements through which the global functions are replicated in each of the units are corporate frameworks. These are central elements to communicate and transfer global practices, reflect the criteria and policies for each of the areas and set the Group’s compliance standards to be applied in all local units.

Generally speaking it is possible to distinguish the main functions developed respectively by the GDR’s global areas and by the units:

•

The GDR establishes risk policies and criteria, the global limits and the decision-making and control processes; it generates management frameworks, systems and tools; and manages the best practices within and outside the Group.

•

The local units apply the policies and systems to the local market: they adapt the organisation and the management frameworks to the corporate frameworks; they contribute critical and best practices and lead the local sphere projects.

•	General directorate of integral control and internal validation of risks. This is of corporate nature, supporting the Group’s governance bodies, with the following global reach responsibilities:

•

Internal validation of credit, market and economic capital risk models in order to assess their suitability for management and regulatory purposes. Validation involves reviewing the model’s theoretical foundations, the quality of the data used to build and calibrate it, the use to which it is put and the process of governance associated.

•

Integral control of risks, the mission of which is to supervise the quality of the Group’s risk management, guaranteeing that the management and control systems of the various risks inherent in its activity comply with the most demanding criteria and best practices observed in the banking industry and/or required by regulators, and verifying that the profile of effective risk assumed is adjusted to what senior management has established.

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4.	INTEGRAL CONTROL AND INTERNAL VALIDATION OF RISKS

The functions of integral control and internal validation of risks are located at the corporate level in the general directorate of integral control and internal validation of risks, which reports directly to the Group’s 3rd vice-chairman and chairman of the risk committee, and is configured as a support for the Group’s governance bodies in the sphere of control and risk management.

4.1 Function of integral control of risks

Grupo Santander launched in 2008 the function of integral control of risks in order to provide a fully rounded view for top management of all risks that affect development of the Group’s ordinary activity. These risks are: credit risk (including those of concentration and counterparty); market risk (including liquidity as well as the structural risks of interest rates and exchange rates); operational and technological risks and compliance and reputational risks.

Integral control of risks is based on three complementary activities:

1.	Guaranteeing that the management and control systems of the various risks inherent in Grupo Santander’s activity meet the most demanding criteria and the best practices observed in the industry and/or required by regulators;

2.	Ensuring that senior management has at its disposal an integral vision of the profile of the various risks assumed and that these risks are in line with the previously agreed risk appetite, and;

3.	Supervising appropriate compliance in time and form with the recommendations drawn up for risk management matters following inspections by internal auditing and by the supervisors to whom Santander is subject.

The function has global and corporate scope and covers all risks, all businesses and all countries and is configured as a third layer, of control after that carried out in the first instance by the executive responsible for control and management of each risk in the sphere of each business or functional unit (first layer) as well as by each executive responsible at the corporate level for the control of each risk (second layer). This ensures the vision and thus the integral supervision of all the risks that Santander incurs during the year.

Methodology and tools

This function is backed by an internally developed methodology and a series of tools that support it, in order to systemise the exercise of it and adjust it to Santander’s specific needs. This enables application of the methodology to be formalised and traceable. The methodology and the tools of the three activities are articulated through the following modules:

Module 1

A set of tests or reviews exists for each risk, divided in spheres of control (for example, corporate governance, organisational structure, management systems, integration in management, technology environment, contingency plans and business continuity, etc).

Applying the tests and obtaining the relevant evidence, which in the process is assessed and enables the parameters of control of the various risks to be homogenised, is done every 12 months. New tests are incorporated on the basis of the best practices most recently observed in the industry and/or required by regulators. The support tool is a repository of the results of each test and of its work papers. A review of the situation of each risk is also conducted every six months, with monitoring of the recommendations that emanate from the annual report of integral control.

Module 2

Senior management is able to monitor the integral vision of the various risks assumed and their adjustment to the previously formulated risk appetites.

Module 3

There is a tool to monitor proactively the recommendations made by internal auditing and by the supervisors regarding risk control and management. This also enables the recommendations arising from integral control to be registered.

The Bank of Spain can access these tools if it so wishes and thus also the work papers used to develop the function of integral control of risks.

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Activity during 2012

(a)	The fourth cycle of reviewing the various risks was completed in close contact with the corporate areas of control, contrasting and assessing the control and management systems of these risks. Improvements were identified and turned into recommendations – with their corresponding schedule for implementation agreed with the risk areas – along with half-yearly monitoring of the progress achieved in the recommendations made in 2011.

(b)	The board and executive committee were regularly informed with an integral vision of all risks. The risk committee and the audit and compliance committee were also kept in the picture.

(c)	Work continued on extending the integral control of risks model to the Group’s main units, also coordinating the initiatives in this sphere in the various countries.

(d)	There was also participation, in coordination with the public policy area and other areas, in representing the Group in forums such as the Financial Stability Board (FSB), IIF, Eurofi and the Enhanced Disclosure Task Force (EDTF, sponsored by the FSB) in matters such as transparency in information on risks.

4.2. Internal independent validation of risk models

As well as being a regulatory requirement, the function of internal validation of risk models constitutes a fundamental support for the risk committee, and for local and corporate risk committees, in their responsibilities of authorisation of the use (management and regulatory) of models and their regular review.

Internal validation of models consists of a specialised unit, with sufficient independence, obtaining a technical opinion on the adequacy of the internal models for the purposes used, whether they be internal management and/or of a regulatory nature (calculation of the regulatory capital, levels of provisions, etc), concluding on their robustness, use and effectiveness.

Santander’s internal validation of models covers credit risk models, market risk models and those for setting the price of financial assets as well as the economic capital model. The scope of validation includes not only the most theoretical or methodological aspects but also the technological systems and the quality of the data that enable and support their effective functioning and, in general, all relevant aspects (controls, reporting, uses, involvement of senior management, etc.).

The function is global and corporate, in order to ensure homogeneous application, and is conducted via four regional centres in Madrid, London, Sao Paulo and New York. These centres have full functional and hierarchical dependence on the corporate centre, which ensures uniformity in the development of its activities. This facilitates implementation of a corporate methodology that is supported by a series of tools developed internally in Santander, which provide a robust corporate framework for all the Group’s units, computerising certain verifications in order to ensure that the reviews are carried out efficiently.

This corporate framework of internal validation is fully aligned with the criteria on internal validation of the advanced models issued by the Bank of Spain and by the rest of supervisors to whom the Group is subjected. In this respect, the criterion is maintained of separating functions between the units of internal validation and internal auditing, which is the last layer of control in the Group charged with reviewing the methodology, tools and work conducted by internal validation and expressing its opinion on its degree of effective independence.

* * *

The Group’s main types of risk —credit, market, liquidity and funding, operational, and compliance and reputational— are now set out.

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5. CREDIT RISK

5.0 Organisation of the section

After introducing the concept of credit risk and the segmentation that the Group uses for its treatment, the main metrics of 2012 and their evolution are presented (pages 176-184).

This is followed by a look at the countries with the largest concentration, setting out the main features from the credit risk standpoint (pages 185-191).

The qualitative and quantitative aspects of other credit risk matters are then presented, including information on financial markets, concentration risk, country risk, sovereign risk and environmental risk (pages 192-199).

Lastly, there is a description of the Group’s credit risk cycle, with a detailed explanation of the various stages that form part of the phases of pre-sale, sale and after-sale, as well as the main credit risk management metrics (pages 199-205).

5.1. Introduction to the treatment of credit risk

Credit risk is the possibility of losses stemming from the failure of clients or counterparties to meet their financial obligations with the Group.

The Group’s risks function is organised on the basis of two types of customers:

•

Those under individualised management are assigned a risk analyst. This category includes the global wholesale banking customers (corporations, financial institutions and sovereigns), companies within the retail banking scope with a risk level which is above the exposure threshold set by each unit. Risk management is conducted through expert analysis backed up by tools that support decision-making;

•

The segment of standardised risks covers those clients who have not been assigned a risk analyst. This category includes individuals, the self-employed and retail banking companies that are not under individualised management. Management of these risks is based on internal models of assessment and automatic decisions, complemented when necessary by expert teams of analysts.

The following chart shows the distribution of credit risk on the basis of the management model.

The Group’s risk profile is mainly retail, accounting for over 80% of total risk generated by the retail banking business.

5.2 Main magnitudes and performance

5.2.1. Global credit risk map 2012

Credit exposure in 2012 was EUR 1,231,398 million, most of it with customers and credit entities (87% of the total).

Risk is diversified among the main regions where the Group operates: Europe (72%), Latin America (22%) and the US (6%).

Credit risk exposure increased 1.3% in 2012, largely due to the growth in outstanding loans with credit entities, mainly because of the growth in deposits in central banks.

Excluding the exchange-rate impact of the main currencies against the euro, the increase was 2%.

The table opposite sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure, which is expressed in equivalent credit) at 31 December 2012.

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GRUPO SANTANDER — GROSS EXPOSURE TO CREDIT RISK CLASSIFIED IN ACCORDANCE WITH LEGAL COMPANY CRITERIA

Million euros. Data at 31 December 2012

							Derivatives
	Customers		Entities[2]		Fixed income[3]		and repos
	Outstanding[1]	Commitments	Outstanding	Commitments	Sovereign	Private	(ECR) [4]	Total
Spain	228,332	45,281	61,669	3,851	31,634	9,082	31,661	411,510
Parent bank	140,875	34,352	52,220	3,582	22,095	6,221	26,627	285,972
Banesto	68,119	6,519	8,018	157	4,899	1,285	4,924	93,921
Others	19,338	4,410	1,431	111	4,641	1,576	110	31,617
Rest of Europe	334,697	64,587	42,279	192	12,019	5,288	14,276	473,337
Germany	30,640	8,349	1,628	0	0	41	2	40,659
Portugal	23,910	5,851	1,718	131	3,545	1,675	2,414	39,243
UK	242,736	45,262	36,394	—	5,819	3,114	11,088	344,413
Others	37,412	5,125	2,539	61	2,655	458	772	49,023
Latin America	152,933	55,879	24,610	—	16,945	6,568	9,369	266,304
Brazil	86,684	39,476	16,613	—	11,282	4,796	5,064	163,915
Chile	32,288	7,910	1,654	—	1,618	1,273	1,979	46,722
Mexico	21,378	7,604	3,610	—	2,738	348	2,157	37,836
Others	12,582	889	2,734	—	1,308	150	169	17,832
United States	44,429	17,581	2,755	—	1,594	12,564	785	79,707
Rest of world	382	35	120	—	—	2	—	539

Total Group	760,772	183,362	131,433	4,043	62,192	33,504	56,091	1,231,398

% Total	61.8%	14.9%	10.7%	0.3%	5.1%	2.7%	4.6%	100%
% Change/Dec 11	(3.2%)	3.0%	31.2%	16.7%	3.4%	14.9%	(4.7%)	1.3%

EVOLUTION OF GROSS EXPOSURE TO CREDIT RISK

Million euros. Data at 31 December 2012

	2012	2011	2010	Change /2011	Change /2010
Spain	411,510	421,142	427,092	(2.3%)	(3.6%)
Parent bank	285,972	278,663	276,105	2.6%	3.6%
Banesto	93,921	101,264	108,556	(7.3%)	(13.5%)
Others	31,617	41,215	42,430	(23.3%)	(25.5%)
Rest of Europe	473,337	447,754	428,525	5.7%	10.5%
Germany	40,659	33,541	22,984	21.2%	76.9%
Portugal	39,243	41,241	43,272	(4.8%)	(9.3%)
UK	344,413	327,321	325,624	5.2%	5.8%
Others	49,023	45,651	36,645	7.4%	33.8%
Latin America	266,304	272,297	271,106	(2.2%)	(1.8%)
Brazil	163,915	176,317	174,263	(7.0%)	(5.9%)
Chile	46,722	43,406	43,296	7.6%	7.9%
Mexico	37,836	32,777	35,361	15.4%	7.0%
Others	17,832	19,797	18,186	(9.9%)	(2.0%)
United States	79,707	73,717	78,590	8.1%	1.4%
Rest of world	539	964	1,009	(44.1%)	(46.6%)

Total Group	1,231,398	1,215,874	1,206,322	1.3%	2.1%

(1)	Balances with customers include contingent risks (see the auditor’s report and annual consolidates statements, note 35) and exclude repos (EUR 4,707 million) and other customer financial assets (EUR 23,686 million).
(2)	Balances with credit entities and central banks include contingent risks and exclude repos, the trading portfolio and other financial assets. Of the total, EUR 104,454 million are deposits in central banks.
(3)	Total fixed income excludes the trading and investment portfolio of third party takers of insurers.
(4)	ECR (equivalent credit risk: net value of replacement plus the maximum potential value. Includes mitigants).

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5.2.2. Performance of magnitudes in 2012

The table below sets out the main items related to credit risk derived from our activity with customers.

GRUPO SANTANDER — RISK, NPLS, COVERAGE, PROVISIONS AND COST OF CREDIT*

	Credit Risk with customers[1]			Non-performing loans				NPL ratio
	(million euros)			(million euros)%
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Continental Europe	334,028	354,666	370,673	20,869	18,378	16,075	6.25	5.18	4.34
Santander Branch Network	111,756	118,060	126,705	10,787	10,002	6,994	9.65	8.47	5.52
Banesto	71,976	78,860	86,213	4,520	3,950	3,548	6.28	5.01	4.11
Santander Consumer Finance	59,387	59,442	67,820	2,315	2,361	3,359	3.90	3.97	4.95
Portugal	28,188	30,607	32,265	1,849	1,244	937	6.56	4.06	2.90
Poland	10,601	9,120	—	500	446	—	4.72	4.89	—
UK	255,519	259,386	244,707	5,241	4,763	4,308	2.05	1.84	1.76
Latin America	160,413	159,445	149,333	8,695	6,881	6,141	5.42	4.32	4.11
Brazil	89,142	91,035	84,440	6,113	4,902	4,149	6.86	5.38	4.91
Mexico	22,038	19,446	16,432	428	354	303	1.94	1.82	1.84
Chile	32,697	28,462	28,858	1,691	1,096	1,079	5.17	3.85	3.74
Puerto Rico	4,567	4,559	4,360	326	394	462	7.14	8.64	10.59
Argentina	5,378	4,957	4,097	92	57	69	1.71	1.15	1.69
Sovereign	44,678	43,052	40,604	1,025	1,229	1,872	2.29	2.85	4.61

Total Group	794,901	822,657	804,036	36,100	32,036	28,522	4.54	3.89	3.55

Memo item:
Spain	249,477	271,180	283,424	16,809	14,900	12,007	6.74	5.49	4.24

	Coverage			Spec. provs. net of recovered			Credit cost
	(%)			write- offs[2] (million euros)			(% of risk)[3]
	2012	2011	2010	2012	2011	2010	2012	2011(4)	2010(5)
Continental Europe	72.5	55.8	71.4	4.106	3.828	6.190	1.19	1.10	1.62
Santander Branch Network	67.5	39.9	51.8	1.545	1.735	2.454	1.33	1.42	1.89
Banesto	71.3	53.1	54.4	948	778	1.272	1.28	0.96	1.52
Santander Consumer Finance	109.5	109.3	128.4	797	762	1.884	1.34	1.43	2.85
Portugal	53.1	54.9	60.0	344	283	105	1.17	0.90	0.30
Poland	68.3	65.2	—	117	59	—	1.17	—	—
UK	45.4	40.2	45.8	982	811	826	0.36	0.32	0.34
Latin America	87.5	97.0	103.6	7.215	5.379	4.758	4.48	3.57	3.53
Brazil	90.2	95.2	100.5	5.939	4.554	3.703	6.47	5.28	4.93
Mexico	157.3	175.7	214.9	459	293	469	2.11	1.63	3.12
Chile	57.7	73.4	88.7	601	395	390	1.86	1.40	1.57
Puerto Rico	62.0	51.4	57.5	86	95	143	1.90	2.25	3.22
Argentina	143.3	206.9	149.1	106	29	26	1.99	0.67	0.72
Sovereign	105.9	96.2	75.4	284	416	479	0.62	1.04	1.16

Total Group	72.6	61.4	72.7	12.574	10.426	12.342	2.21	1.41	1.56

Memo item:
Spain	70.6	45.5	57.9	2.993	2.821	4.352	1.23	1.04	1.53

*	So that like-for-like comparisons can be made between 2012 and 2011, the data for 2011 has been restated.
1.	Includes gross loans to customers, guarantees, documentary credits and clients’ mark to market (MtM) derivatives (EUR 5,735 million).
2.	Bad debts recovered (EUR 1,321 million).
3.	(Specific provisions-bad debts recovered)/Total average credit risk.
4.	Excludes the incorporation of Bank Zachodni WBK.
5.	Excludes AIG from Santander Consumer Finance in Poland.

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At the end of 2012, non-performing loans amounted to EUR 36,100 million and the Group’s NPL ratio stood at 4.54% (+65 b.p.), mainly due to the situation in Spain. It is important to point out that this ratio is below the sector’s average in almost all the countries in which the Group operates.

These NPLs are covered by EUR 12,574 million of specific loan-loss provisions net of insolvencies. Total loan-loss provisions were EUR 26,194 million.

The Group’s coverage ratio was 72.6%, up from 61.4% in 2011. It is important to bear in mind that this ratio is affected by the weight of mortgages (particularly in the UK and Spain), which require fewer provisions as they have collateral.

Conciliation of the main magnitudes

The consolidated financial report details the portfolio of customer loans, both gross and net of funds. Credit risk also includes guarantees and derivatives. The following chart shows the relation between the concepts that comprise these magnitudes.

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Geographic distribution and segmentation

On the basis of the aforementioned segmentation, the geographic distribution and situation of the portfolio is shown in the following charts.

Million euros

TOTAL

Other
12%
Spain
31%
Portugal
4%
Chile
4%
US
6%
Brazil
11%
UK
32%
Total
794,901
Normal
NPLs
758,801
790,621
775,514
36,100
32,036
28,522
2012
2011
2010

STANDARDISED

Other
16%
Spain
18%
Portugal
4%
Chile
4%
US
3%
Brazil
11%
UK
44%
Total
468,488
Normal
NPLs
450,122
467,261
466,494
18,366
16,528
16,221
2012
2011
2010

INDIVIDUALISED NON WHOLESALE

Other
8%
Spain
50%
Portugal
4%
Chile
5%
US
10%
Brazil
7%
UK
16%
Total
206,097
Normal
NPLs
189,608
195,807
193,356
16,489
14,850
11,592
2012
2011
2010

WHOLESALE

Portugal
2%
Other
2%
Spain
54%
Chile
3%
US
6%
Brazil
20%
UK
13%
Total
120,316
Normal
NPLs
119,071
127,533
115,664
1,245
659
719
2012
2011
2010

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The structure of the main magnitudes by geographic area:

•	Continental Europe

•

Spain’s1 NPL ratio was 6.74% (+125 b.p.). The ratio for the whole banking system was 10.58%, widening the spread by 143 b.p. over that in 2011. The efforts made in provisions for the real estate sector brought the coverage level to 70.6%.

•	Portugal’s NPL ratio was 6.56% and coverage 53.1%. Santander Totta was positively viewed in the programme of special inspections by the Bank of Portugal and the troika. It was the only bank that did not require additional provisions.

•	Poland’s NPL ratio was 4.72% (-17 b.p.) and coverage 68.3%.

•	The UK2 recorded a NPL ratio of 2.05% (+21 b.p.) and a coverage ratio of 45.4%.
•	Brazil’s NPL ratio[3] was 6.86% (+148 b.p.) and coverage 90.2%.

•	Latin America excluding Brazil

The overall NPL ratio was 3.62% and coverage 81.2%.

•	Lending in Chile accounted for 4.1% of the Group’s total, with a mix of diversified portfolio and balanced between individual borrowers and companies. The NPL ratio was 5.17% and coverage 57.7%.

•	Mexico’s lending grew 13.3% in 2012, driven by the macroeconomic scenario. This growth went hand in hand with good credit quality indicators. The NPL ratio was 1.94%, one of the lowest in the country, and coverage 157.3%, also well above the banking system’s average.

•	Sovereign’s NPL ratio was 2.29% (-56 b.p.). Coverage rose by 9.7 p.p. to 105.9%.

Structure of NPLs and provisions

1.	More detail at 5.3.2. Spain.
2.	More detail at 5.3.1. United Kingdom.
3.	More detail at 5.3.3. Brazil.

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Restructured/refinanced portfolio

The general term restructured/refinanced portfolio, in accordance with Bank of Spain circular 6/2012, refers to those operations in which the client has presented, or it is envisaged might present, financial difficulties in meeting their payment obligations in the prevailing contractual terms and, for this reason, it could be advisable to modify, cancel or even formalise a new transaction.

The restructuring/refinancing of debts is part of the usual risk management with clients, although it is at times of economic weakening that it assumes greater importance.

Grupo Santander follows very rigorous definitions and policies in this management process, which is conducted in accordance with the best practices and within the strictest compliance with regulatory requirements.

Grupo Santander has a detailed corporate policy for restructuring/refinancing, which meets the Bank of Spain’s rules via circulars 4/2004 and 6/2012 and which is applied to all countries and clients4. This policy establishes rigorous criteria that underscore Santander’s prudence in assessing these risks, noteworthy among which are those regarding its restricted use and the classification of this type of operation:

•

There must be restrictive use of restructurings, which must be accompanied by guarantees or additional efforts by the client, avoiding actions that only postpone recognition of the non-performing loan.

•

The aim is to recover all the amounts owed, which entails recognising as soon as possible the amounts that it is estimated cannot be recovered. Delaying immediate recognition of losses would be contrary to good management practices.

•

The restructuring must always envisage maintaining the existing guarantees and, wherever possible, improving them and/or increasing the coverage. Effective guarantees not only serve to mitigate the severity, but also can reduce the probability of default.

•	This practice should not mean granting additional financing to the client, nor serve to refinance the of debt other banks, nor be used as an instrument of cross-selling.

•	It is necessary to assess all the refinancing alternatives and their effects, ensuring that the results would be better than those likely to be achieved in the event of not doing it.

•	The new operation cannot mean an improvement in the classification as long as a satisfactory experience with the client does not exist.

All Grupo Santander’s institutions apply these principles, adapting them to local needs and rules and always subordinated to complying with any stricter local rule that has to be implemented.

From the management standpoint, taking into account the client’s different situation of irregularity at the time of the restructuring/refinancing, there are two types of operation:

•

Those that arise from a non-doubtful loan situation. These operations refer to clients who, due to a change in their economic circumstances, are envisaged could experience an eventual reduction in their payment capacity, although at the time they are up to date with payments or have not failed to make payments for more than three months. This contingency can be resolved by adapting the debt conditions to the client’s new payment capacity, which facilitates compliance with their obligations. Of the total restructured/refinanced portfolio, 77% corresponds to this type of operation.

•

Operations that arise from a doubtful situation whether for subjective or objective reasons, when at least three months have passed since the first non-payment. These operations do not signify a release of provisions, as the doubtful risk classification remains, unless the criteria set out in the regulatory rules based on Bank of Spain circulars are fulfilled (payment of ordinary interest pending and, in all cases, contribution of new effective guarantees or a reasonable certainty of payment capacity), as well as the cautions which, under a criterion of prudence, are set out in the Group’s corporate policy (sustained payment during a period on the basis of the features of the operation and the type of guarantees existing).

These operations are classified in accordance with their features in the following way:

•

Doubtful: those restructurings in a process of normalisation or which, being classified as normal or sub standard, during the life of the operation, present new payment difficulties. In the event of this deterioration intensifying, in accordance with the criterion of corporate prudence, the loan will be considered as a write-off.

•	Substandard: those restructurings emanating from doubtful loans which have met sustained payment for a certain period on the basis of the features of the operation and the type of guarantees existing.

In the particular case of those operations with a grace period on capital payments, the restructuring will be classified as sub standard risk, if it is not already classified as doubtful risk, and must be maintained as such until the grace period ends

•

Normal: those restructurings emanating from doubtful or substandard loans which have exceeded a period of observation which shows the re-establishment of the payment capacity in accordance with the periods established in the corporate policy.

[4]

The main principles of restructuring are rigorously applied to standardised clients, while tending to one-off exceptional circumstances. In the case of individualised clients these principles can be used as a reference element, but individualised analysis of each case is particularly important, both for their correct identification as well as their subsequent classification, monitoring and adequate provisioning.

182

According to this policy, the operations in normal situation must be kept under this special watch for a minimum, precautionary period of two years and have amortised 20% of the principal of the loan, except for those articulated via some type of hair cut which will be maintained until its extinction.

The total portfolio stood at EUR 55,714 million at the end of 2012 and was distributed as follows:

RESTRUCTURED/REFINANCED PORTFOLIO

Million euros

	Normal	Substandard		Doubtful		Total
						% of
			Specific		Specific	total	Specific
	Portfolio	Portfolio	coverage	Portfolio	coverage	portfolio	coverage
Operations arising from non-doubtful situation	18,638	13,179	10%	11,117	41%	77%	14%
Operations arising from doubtful situation	3,601	2,079	23%	7,100	48%	23%	30%

Total	22,239	15,258	12%	18,217	43%	100%	17%

A more detailed breakdown of this portfolio can be found in the Auditor’s Report and Annual Consolidated Accounts (Note 54).

From the credit classification standpoint, 67% of the total is classified in a non-doubtful status, while the other 33% which was in a doubtful situation, had a specific coverage of 43%.

Preventative risk management in this portfolio shows that 77% comes from a non-doubtful origin, while that from doubtful situations only accounts for 1.5% of the Group’s total credit risk with clients.

From the standpoint of its guarantees, more than 70% of the total portfolio has real guarantees (more than 92% in the case of the portfolio of companies with real estate purpose).

Of the Group’s total portfolio, Spain’s accounts for 59% (EUR 32,867 million) with the following features:

•

The amount corresponding to companies with a real estate purpose was EUR 11,256 million, 72% of which is classified as doubtful or sub standard with specific coverage of 46%. Total coverage of this portfolio including the provisions set aside for the normal portfolio which correspond to it is 44%. Following the provisions made in 2012, the real estate provisioning is effectively completed.

•	Of the total portfolio in Spain, 34% was in a doubtful situation with coverage of 42%.
•	From a management standpoint, it is important to highlight the preventative management of risk together with the high level of existing guarantees:

•	89% (EUR 29,380 million) emanates from operations that come from a non-doubtful situation and 82% have real guarantees.

•	Only the remaining 11% (EUR 3,487 million) emanates from doubtful situation operations and 84% have real guarantees.

In the rest of the countries where the Group operates the restructured/refinanced portfolio does not account in any of them, for more than 1% of the Group’s total credit risk with clients.

Management metrics5

Credit risk management uses other metrics to those already mentioned, particularly management of non-performing loans variation plus net write-offs (known in Spanish as VMG) and expected loss. Both enable risk managers to form a complete idea of the evolution and future prospects of the portfolio.

Unlike non-performing loans, the VMG refers to the total portfolio deteriorated over a period of time, regardless of the situation in which it finds itself (doubtful loans and write-offs). This makes the metric a main driver when it comes to establishing measures to manage the portfolio.

[5]	For more detail on these metrics see 5.5.5. measurement and control in this section.

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The VMG is frequently considered in relation to the average loan that generated it, giving rise to what is known as the risk premium, whose evolution can be seen below

Despite the unfavourable economic environment, the Group’s risk premium was virtually unchanged over 2011, due to the geographic distribution.

The expected loss is the estimate of the economic loss during the following year of the portfolio existing at a given moment. Its forward-looking component complements the view provided by the VMG when analysing the portfolio and its evolution.

The expected loss reflects the portfolio’s features as regards the exposure at default (EaD), the probability of default (PD) and the severity or recovery once the default of occurs (loss given default, LGD).

The table below sets out the distribution by segments in terms of EaD, PD and LGD. For example, it can be seen how the consideration of the LGD in the metrics makes the portfolios with mortgage guarantee generally produce a lower expected loss, the result of the recovery that occurs in the event of a default via the mortgaged property.

The expected loss of the exposure with clients is 1.27% (1.30% in 2011) and 0.99% for the whole of the Group’s credit exposure (1.05% in 2011), which underscores the medium-low risk profile assumed.

SEGMENTATION OF THE CREDIT RISK EXPOSURE

					Expected
Segment	EaD1, [2]	%	Average PD	Average LGD	loss
Sovereign debt	179.588	17.2%	0.10%	9.62%	0.01%
Banks and other fin. inst.	62.363	6.0%	0.35%	54.41%	0.19%
Public sector	14.853	1.4%	2.87%	7.91%	0.23%
Corporate	135.640	13.0%	0.64%	33.88%	0.22%
SMEs	162.733	15.6%	5.20%	36.70%	1.91%
Individual mortages	318.947	30.6%	2.97%	8.65%	0.26%
Consumer credit (individuals)	115.577	11.1%	6.94%	55.25%	3.83%
Credit cards (individuals)	37.209	3.6%	5.05%	68.18%	3.44%
Other assets	14.643	1.4%	4.07%	29.44%	1.20%
Memorandum item[3]	784.959	75.4%	3.71%	34.20%	1.27%

Total	1.041.553	100.0%	2.89%	34.10%	0.99%

Data at December 2012.

1.	Excludes doubtful loans.
2.	Million euros.
3.	Excludes sovereign debt, banks and other financial institutions and other assets.

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5.3. Geographic areas with the largest concentration of risk

The portfolios with the largest concentration of risk are set out below, based on the figures in “5.2.2. Performance of magnitudes in 2012.”

5.3.1. United Kingdom

5.3.1.1. General view of the portfolio

Santander UK’s loans amounted to EUR 255,519 million at the end of 2012 (32.1% of the Group’s total), with the following distribution by segments:

5.3.1.2. Mortgage portfolio

Santander UK’s mortgage portfolio at the end of 2012 was EUR 191,827 million and its evolution over the last three years is set out in the chart below:

This portfolio consists of first mortgages for buying or reforming homes, granted to new as well as existing clients. There are no operations that entail second or successive charges on mortgaged properties.

The mortgaged property must always be located within UK territory, regardless of the destiny of the financing. Mortgages can be granted for properties outside the UK, but the collateral for such mortgages must consists of a property in the UK.

Most of the mortgages are in Greater London, where housing prices are more stable even during a period of economic slowdown.

All the properties are assessed independently before each new operation is approved, in accordance with the principles established by the Group for risk management.

Mortgages that have already been granted are subject to a quarterly updating of the value of the property in guarantee, by an independent agency, using an automatic valuation system in accordance with the market’s usual practices and in compliance with prevailing legislation.

In 2012, the NPL ratio of this portfolio rose to 1.74% from 1.46% at the end of 2011, although always below the ratio for the whole of the banking sector, according to the data published by the Council of Mortgage Lenders.

This growth is due to the following reasons: fall in lending as a result of stricter credit and pricing policies implemented in previous years, lower balances of non-performing loans during 2012 and local changes to the definition of what constitutes a NPL.

As regards the reduction in NPL exits during the year, this was mainly due to implementing new collection procedures, within the framework of the regulatory initiative known as treating customers fairly, which generated an increase in administrative tasks that must be carried out when managing non-payments, which implies that clients remain in a NPL situation for a longer time.

The adoption of a more conservative focus in the definition of a non-performing loan meant an extraordinary impact of EUR 99 million, corresponding to clients with payment delays of between 30 and 90 days and which were in a process of bankruptcy in the last two years.

As for the portfolio’s profile, applying strict credit policies enabled NPL entries to remain at levels very similar to those in 2011. The maximum loan-to-value (LTV) requirement was reduced to 75% for those loans that amortized capital

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and interest and to 50% for those that amortized interest regularly and the capital on maturity. The average simple value of this metric for the whole of the portfolio was 52.2%, while the average weighted loan-to-value was 49%. The proportion of the portfolio with a loan-to-value of more than 90% remained at 12%, well below the UK market’s average of more than 17% (CACI mortgage market data).

The following charts show the LTV structure for the stock of residential mortgages and the distribution in terms of the income multiple of new loans in 2012:

1.	Loan to value: relation between the amount of the loan and the appraised value of the property.
2.	Income multiple: relation between the total original amount of the mortgage and the customer’s annual gross income declared in the loan request.

The credit risk policies explicitly forbid loans regarded as high risk (subprime mortgages) and establish demanding requirements for credit quality, both for operations and for clients. For example, in 2009 mortgages with a loan-to-value of more than 100% were banned. As of then and until 2012 less than 0.1% of new loans had a loan-to-value of more than 90%. A maximum limit was set in that year of 75% for this indicator.

There are varies types of products with different risk profiles, all of them subject to the limits inherent in the policies of a prime lender such as Santander UK. The features of some of them (in brackets the percentage of the portfolio of UK mortgages they represent):

•

Interest only loans (35.0%)*: The customer amortizes every month the interest and capital at maturity. An appropriate repayment vehicles such as a pension plan, mutual funds, etc is needed. This is a regular product in the UK market for which Santander UK applies restrictive policies in order to mitigate the risks inherent in it. For example, maximum LTV of 50%, higher cut-off in the admission score or the evolution of the payment capacity simulating the amortisation of capital and interest payments instead of just interest. New loans of this type were reduced by 60% in 2012.

•

Flexible Loans (11.4%): This type of loan contractually enables the customer to modify the monthly payments or make additional provision of funds up to a pre-established limit, as well as having disbursements from previously paid amounts above that limit.

•

Buy to Let (1.31%): Buy to let mortgages (purchase of a property to then rent it out) account for a small percentage of the total portfolio. Admission was halted between 2009 and 2012. In 2012, after the improvement in market conditions, only EUR 18 million a month was approved (around 2% of the total monthly admission) and under strict risk policies.

The following table shows the distribution by type of loan:

SANTANDER UK: DISTRIBUTION BY TYPE OF LOAN

Million euros

	December 2012		December 2011		December 2010
	Portfolio	% of total	Portfolio	% of total	Portfolio	% of total
Residential mortgages[1]	191,827	75.1%	198,789	82.1%	192,590	78.6%
First-time buyer[2]	32,838	12.9%	33,010	13.6%	34,666	14.2%
Mover[3]	75,920	29.7%	71,295	29.4%	75,110	30.7%
Remortgage[4]	83,069	32.5%	94,484	39.0%	82,814	33.8%

1.	Percentage of residential mortgages calculated on the total portfolio, while the percentage by type of borrower is on the basis of the total number of mortgages.
2.	First-time buyer: customers who buy a home for the first time.
3.	Mover: customers who change home with or without changing the bank that granted the mortgage.
4.	Remortgage: customers who transfer their mortgage from another bank.
*	Percentage calculated for interest only loans. If we include loans with some component of interest only the percentange of the portfolio increases to 46%.

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An additional indicator of the portfolio’s good performance is the small volume of foreclosed homes (EUR 157 million at the end of 2012, only 0.1% of the total mortgage exposure). Efficient management of these cases and the existence of a dynamic market for this type of property, which enables sales to take place in a short period, contributed to the good results.

5.3.1.3. SMEs and companies

As shown in the chart on the segmentation of the portfolio at the beginning of this section, lending to SMEs and companies (EUR 42,176 million) represented 18% of the total at Santander UK.

SMEs: This segment includes those small firms which, from the risk management standpoint, are in the standardised model. Specifically, those belonging to the business lines of small business banking and regional business centres. Total lending at the end of 2012 amounted to EUR 4,248 million, with a NPL ratio of 7.1% (7.4% at the start of the year).

Companies: This includes those under individualised risk management (i.e. have a risk analyst assigned). Also included are portfolios considered as not strategic (legacy and non-core). Lending at the end of 2012 amounted to EUR 23,389 million, with a NPL ratio of 5.8% (6.2% at the beginning of the year).

SGBM: This includes companies under the risk management model of Global Wholesale Banking. Lending was EUR 4,865 million at the end of 2012 and there were virtually no NPLs.

Social housing: This includes lending to companies that build, sell and rent social housing. This segment is supported by local governments and the central government and has no NPLs. Lending stood at EUR 9,674 million at the end of 2012.

In line with the objective of becoming the reference bank for SMEs and companies, the most representative portfolios of this segment grew by around 18% in 2012 (excluding legacy and non-core portfolios).

5.3.2. Spain

5.3.2.1. General view of the portfolio

The total credit risk (including guarantees and documentary credits) of Santander’s businesses in Spain amounted to EUR 249,477 million at the end of 2012 (31% of the Group’s total), with an adequate level of diversification, by both product and customer segment.

Lending declined as a result of the fall in demand for credit, the economic situation and, as regards real estate balances, the active policy of reducing these exposures.

CREDIT RISK DISTRIBUTION, SPAIN

Million euros

	2012	2011	2010	cha. 12/11	cha. 11/10
Total credit risk*	249,477	271,180	283,424	(8%)	(4%)

Home mortgages	55,423	58,535	61,387	(5%)	(5%)
Rest of loans to individuals	24,645	24,963	28,377	(1%)	(12%)
Companies without real estate purpose**	139,851	151,157	152,900	(7%)	(1%)
Real estate purpose	15,867	23,442	27,334	(32%)	(14%)
Public administrations	13,692	13,083	13,426	5%	(3%)

*	Including guarantees and documentary credits.
**	Including financing for public sector suppliers (4bn).

The NPL ratio for the total portfolio increased during the year, as a result of the deterioration of the real estate portfolio, to 6.74%, 384 b.p. below the ratio for the whole of the banking system. The differential with the banking system widened in 2012, reflecting Santander’s hallmark criterion of prudence in risk management.

Excluding the portfolio with real estate purpose, the NPL ratio was 4.0% (+65 b.p.) and mainly due to the reduction in lending.

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A significant effort was made in 2012 in provisions, which produced a notable rise in coverage levels. At the end of 2012, provisions covered 70.6% of doubtful loan balances, up from 45,5% at the end of 2011. This effort was particularly intense in the real estate portfolio, as shown below, and covers all the requirements of the Royal Decree Laws 2/2010 and 18/2010 on coverage of problematic real estate loans.

Below are the main portfolios.

5.3.2.2. Home mortgages

Lending to households to buy a home by the main businesses in Spain amounted to EUR 55,997 million at the end of 2012 (22.4% of total credit), of which 98.9% had mortgage guarantee.

LENDING TO HOUSEHOLDS TO ACQUIRE HOMES

Million euros

	2012	2011	2010
Gross amount	55,997	59,453	61,936
Without mortgage guarantee	574	918	549
With mortgage guarantee	55,423	58,535	61,387
of which doubtful	1,425	1,607	1,388
Without mortgage guarantee	8	28	30
With mortgage guarantee	1,417	1,579	1,358

The NPL ratio of the portfolio with mortgage guarantee was slightly lower than in 2011 and ended 2012 at 2.6%, well below that for the rest of businesses in Spain.

The portfolio of mortgages for homes in Spain kept its medium-low profile and with limited expectations of a further deterioration:

•	All mortgages pay principle right from the start.

•	Early amortization is usual and so the average life of the operation is well below that in the contract.

•	The borrower responds with all his assets and not just the home.

•	High quality of collateral concentrated almost exclusively in financing the first home.

•	89% of the portfolio has a loan-to-value of less than 80% (total risk/latest available value of the home).

•	Average affordability rate of close to 29%.

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RANGES OF TOTAL LTV

Million euros

	2012	2011
Gross amount with mortgage guarantee	55,423	58,535
LTV < 40%	12,774	13,020
LTV between 40% y 60%	16,443	16,503
LTV between 60% y 80%	19,915	21,940
LTV between 80% y 100%	5,702	6,474
LTV > 100%	589	597
of which doubtful	1,417	1,579
LTV < 40%	155	177
LTV between 40% y 60%	198	271
LTV between 60% y 80%	359	598
LTV between 80% y 100%	547	425
LTV > 100%	158	107

Note: Affordability rates for Santander’s and Banesto’s retail networks.

Loan-to-value: Percentage total risk/amount of the latest value appraisal. With management criteria, the average LTV of the portfolio of residential mortgages is 56.6%.

Affordability rate: relation between the annual quotas and the customer’s net income.

Despite the economic situation and the gradual deterioration over the last few years, the loan admission measures produced a good evolution of vintages. For example, for the years 2008-2012 in the Santander branch network in Spain, the maturity of mortgage vintages was as follows:

Note: mortgage vintages of the Santander Branch Network in Spain.

Grupo Santander in Spain offered as of August 1, 2011 a three-year moratorium on capital to alleviate the situation of clients, including the self-employed, for those presenting objective causes of economic problems, such as being unemployed or having suffered a fall in income of more than 25%, and thus facing temporary difficulties in paying the mortgage on their usual home. Customers who take advantage of this measure have the possibility of extending the maturity of their loan in order to compensate for the grace period, but without changing the loan’s financial conditions either during the grace period or at the end of it.

This measure served to mitigate the social impact of the economic crisis, while preserving the good culture of payment, one of the elements that distinguishes the Spanish mortgage market. At the end of 2012, more than 21,000 clients had taken advantage of this measure.

5.3.2.3. Portfolio of companies without real estate purpose

Lending to companies without a real estate purpose by Santander’s businesses in Spain amounted to EUR 139,851 million at the end of 2012.

More than 90% of the lending in this segment was to clients under individualised management who, for reasons of the risk assumed, have a risk analyst assigned who continuously monitors the client during all phases of the risk cycle.

The portfolio is well diversified, with more than 250,000 active clients and no significant concentrations by sector.

The NPL ratio of this portfolio remained at levels lower than the total of businesses in Spain and at the end of 2012 was 4.4%.

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5.3.2.4. Portfolio with real estate purpose

The exposure net of provisions dropped by EUR 12,383 million in 2012 to EUR 12,509 million and represented 1.7% of the Group’s total credit portfolio. This decline was due to the effort made to reduce the portfolio with real estate purpose and to the increase in coverage provisions.

EXPOSURE OF REAL ESTATE PURPOSE PORTFOLIO

Million de euros

	2012			2011
	Gross	%	Net	Gross	%	Net
	balance	Coverage	balance	balance	Coverage	balance
1. Loans	15,867	44%	8,835	23,442	12%	20,618
a. Normal	6,142	39%	3,722	12,804	0%	12,804
b. Sub-standard	2,149	39%	1,316	3,916	16%	3,303
c. Doubtful	7,576	50%	3,797	6,722	33%	4,511
2. Foreclosed	7,838	53%	3,674	8,552	50%	4,274

Total real estate loans (1+2)	23,705	47%	12,509	31,994	-12,383 22%	24,892

As for the reduction of the portfolio, at the end of 2012 the gross exposure with real estate purpose in Spain was EUR 23,705 million, of which EUR 15,867 million were loans and EUR 7,838 million foreclosures. This was a decline of EUR 8,289 million (EUR 714 million foreclosures and EUR 7,575 million loans) over 2011 (-25.9%) and 44.2% since the onset of the crisis in 2008.

The Group assigned dedicated teams to reduce the real estate risk, which resulted in 33,500 operations, double the number in 2011. Of this number, 31,000 were homes and 2,500 other properties. A total of 17,500 foreclosed homes were sold and 16,000 sales of financed real estate developers.

As a result of this, 2012 was the first year when there was a fall in foreclosures, as seen in the chart below:

As regards coverage, the Group set aside EUR 6,140 million of provisions for real estate loans in Spain, more than that required by the Spanish government’s two real decree laws. Following provisions made in 2012, the real estate provisioning is effectively completed. Coverage of the real estate exposure in Spain was 47%, up from 22% at the end of 2011.

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Coverage increased in all tranches including in portfolios in normal and sub-standard situation, which significantly lifted their levels of provisions.

Coverage by the type of real estate that guarantees the

loans (regardless of their classification by credit quality

as doubtful, sub-standard or normal) or by foreclosed

properties is as follows:

EXPOSURE AND COVERAGE

Million euros

	Real estate loans		Foreclosed properties		Total
	Exposure	Coverage	Exposure	Coverage	Exposure	Coverage
Total	15,867	44%	7,838	53%	23,705	47%

Finished buildings	7,025	21%	2,440	39%	9,465	25%
Developers	1,494	42%	668	50%	2,162	45%
Land	5,126	60%	4,730	61%	9,856	60%
Rest of guarantees	2,222	86%			2,222	86%

5.3.3. Brazil

Brazil’s lending rose 9.58 % in 2012 (excluding the exchange rate impact) to EUR 89,142 million (11% of the Group’s total lending). This growth was aligned with the expansion of the Brazilian economy.

The portfolio is diversified by customers and has a big volume of retail operations: 56.1% to individuals, consumer finance and SMEs.

*	Santander Financiamentos: units specialised in consumer finance (mainly auto finance).

Lending to individuals grew 11%. The segment that grew the most was mortgages, though its share of the portfolio remains low (5% of the total).

Lending by Santander Financiamentos, specialised in consumer finance, mainly auto finance, fell 3%, in line with the trend in these portfolios in the banking system. Loans to SMEs and large companies rose 13%.

LENDING: SEGMENTATION

Million euros. Constant exchange rate. December 2012

	2012	2011	2010	12/11	11/10
Individuals	26,187	23,514	18,890	11%	24%
Mortgages	4,651	3,755	2,504	24%	50%
Consumer	14,395	13,344	11,142	8%	20%
Cards	5,983	5,232	3,980	14%	31%
Others	1,159	1,184	1,264	(2%)	(6%)
Santander Financiamentos	11,208	11,518	10,036	(3%)	15%
SMEs and large companies	49,599	44,023	38,814	13%	13%
SMEs	13,829	11,489	9,064	20%	27%
Companies	12,647	12,115	9,893	4%	22%
Corporate	23,123	20,419	19,857	13%	3%

The NPL ratio was 6.86% at the end of 2012, up from 5.38% a year earlier, against a backdrop of a slowdown in the Brazilian economy which produced a rise in NPLs throughout the banking system.

Coverage was 90.2% (95% in 2011).

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5.4. Other credit risk optics

5.4.1. Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with clients, mainly with credit institutions. This is developed through financing products in the money market with different financial institutions, as well as derivatives to provide service to the Group’s clients.

Risk is controlled through an integrated system and in real time, enabling us to know at any moment the exposure limit available with any counterparty, in any product and maturity and in all of the Group’s units.

Risk is measured by its prevailing market as well as potential value (value of risk positions taking into account the future variation of underlying market factors in contracts). The equivalent credit risk (ECR) is the net replacement value plus the maximum potential value of these contracts in the future. The capital at risk or unexpected loss is also calculated (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recovery).

Exposure in derivatives

The total exposure to credit risk from activities in the financial markets amounted to EUR 52,184 million and is concentrated in high quality counterparties (76.6% of the risk with counterparties has a rating equal to or more than A-).

OTC DERIVATIVES DISTRIBUTION BY EQUIVALENT CREDIT RISK AND MARKET VALUE INCLUDING THE MITIGATION IMPACT*

Million euros

	End 2012		End 2011		End 2010
	Gross Exposure	Gross MtM	Gross Exposure	Gross MtM	Gross Exposure	Gross MtM
CDS Protection Acquired	699	610	2,269	2,316	1,324	1,144
CDS protection sold	478	467	231	228	131	622

Total credit derivatives	1,177	1,077	2,500	2,544	1,455	1,766

Equity forwards	616	339	437	147	369	(146)
Equity options	2,582	1,203	2,635	1,516	3,028	1,834
Equity spot	0	0	0	4	1	21
Equity swaps	1,347	176	914	385	677	237

Total equity derivatives	4,544	1,719	3,986	2,053	4,076	1,947

Fixed-income forwards	143	5	59	0	121	30
Fixed-income spot	0	0	0	0	1	0

Total fixed income derivatives	143	5	136	0	135	31

Forward and spot rates	4,409	1,235	6,340	1,648	5,271	1,812
Exchange-rate options	1,744	662	2,058	604	1,319	466
Other exchange rate derivatives	6	1	5	0	13	2
Exchange-rate swaps	27,230	9,422	28,837	10,599	24,957	10,545

Total exchange rate derivatives	33,389	11,321	37,241	12,851	31,560	12,825

Asset Swaps	928	870	904	850	342	692
Call Money Swaps	1,141	673	1,544	573	951	324
Interest rate structures	2,487	2,137	2,364	1,866	2,029	1,709
Forward interest rates—FRAs	104	40	174	69	17	16
IRS	117,127	89,278	106,414	72,048	52,810	46,731
Other interest-rate derivatives	5,827	4,415	5,471	3,608	3,174	3,069

Total interest-rate derivatives	127,614	97,412	116,871	79,014	59,324	52,540

Commodities	459	286	877	402	580	313

Total commodity derivatives	459	286	877	402	580	313

Total gross derivatives	167,326	111,821	161,611	96,864	97,131	69,422
Total net derivatives (without collateral)**	62,738	6,922	64,866	7,381	53,766	3,002
Collateral	(10,555)	—	(11,508)	—	(6,873)	—

Total net	52,184	6,922	53,358	7,381	46,893	3,002

*	Opening of the exposure by products in gross risk as it is methodologically not possible to separate out net risk by product.
**	Market value used to include the effects of mitigant agreements to calculate the exposure by counterparty risk.

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NOTIONAL OTC DERIVATIVE PRODUCTS BY MATURITY*

Millones de euros

	Until 1 year	1-5 years	5-10 years	Over 10 years	Total
CDS protection acquired	27	324	92	278	699
CDS protection sold	77	354	25	1	478

Total credit derivatives	104	678	117	279	1,177

Equity forwards	408	208	0	0	616
Equity options	978	1,361	176	67	2,582
Equity spot	0	0	0	0	0
Equity swaps	1,156	190	0	0	1,347

Total equity derivatives	2,542	1,759	176	67	4,545

Fixed-income forwards	133	10	0	0	143
Fixed-income spot	0	0	0	0	0

Total fixed income derivatives	133	10	0	0	143

Forward and spot rates	3,590	793	26	0	4,409
Exchange-rate options	1,344	400	0	0	1,744
Other exchange rate derivatives	6	1	0	0	6
Exchange-rate swaps	7,521	12,139	5,082	2,487	27,230

Total exchange rate derivatives	12,461	13,333	5,108	2,487	33,389

Asset Swaps	18	119	204	588	928
Call Money Swaps	545	504	44	49	1,141
Interest rate structures	19	63	53	2,352	2,487
Forward interest rates—FRAs	103	1	0	0	104
IRS	4,384	27,151	34,586	51,006	117,127
Other interest-rate derivatives	270	1,103	3,002	1,452	5,827

Total interest-rate derivatives	5,339	28,940	37,888	55,447	127,614

Commodities	85	373	0	0	459

Total commodity derivatives	85	373	0	0	459

Total gross derivatives	20,664	45,093	43,290	58,280	167,326	**

Collateral	(10,555)	—	—	—	—

*	Opening of the exposure by products in gross risk as it is methodologically not possible to separate out net risk by product.
**	After mitigants are applied (netting and colateral), total net risk is EUR 52,184 million.

Around 50% of the exposure with derivatives is with banks with whom we operate almost entirely under netting and collateral agreements. The rest of operations with customers who are not financial institutions are, in general, operations whose purpose is hedging. Occasionally, operations are conducted for purposes other than hedging, always with specialised clients.

DISTRIBUTION OF RISK IN OTC DERIVATIVES BY RATING OF COUNTERPARTY

RATING	%
AAA	7.71%
AA	3.95%
A	64.91%
BBB	20.14%
BB	2.95%
B	0.30%
Other	0.05%

The distribution of risk in derivatives by type of counterparty was 48.4% with banks, 26.4% with large companies and 9.2% with SMEs.

As regards the geographic distribution of risk, 16.5% is with Spanish counterparties, 20% with UK counterparties (mainly Santander UK’s operations), 31% the rest of Europe, 10% the US and 7% Latin America.

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OTC derivatives, organised markets and clearing houses

The Group’s policies seek to anticipate wherever possible the implementation of measures resulting from new regulations regarding operations of OTC derivatives, both if settled by clearing house or if remaining bilateral. Since 2011, there has been a gradual standardisation of OTC operations in order to conduct clearing and settlement via houses of all new trading operations required by the new rules, as well as foster internal use of the electronic execution systems.

As regards the operations of organised markets, credit risk is not considered as incurred as this risk is eliminated by the organised markets acting as counterparty in the operations, given that they have mechanisms that enable them to protect their financial position via systems of deposits and improved guarantees and processes that ensure the liquidity and transparency of transactions. The following table show the relative share in total derivatives of new operations settled by clearing house at the end of 2012 and the significant evolution of operations settled by clearing house since 2011.

RISK DISTRIBUTION WITH OTC DERIVATIVES ON THE BASIS OF MARKET TRADING AND TYPE OF DERIVATIVE

Nominal in million euros

	Bilateral		CCP*
	Nominal	%	Nominal	%	Total
Credit derivatives	95,030	100%	—	0%	95,030
Equity derivatives	72,141	100%	138	0%	72,279
Fixed-income derivatives	6,530	99%	33	1%	6,563
Exchange rate derivatives	586,232	100%	988	0%	587,220
Interest rate derivatives	2,164,197	76%	669,750	24%	2,833,947
Commodities derivatives	1,871	100%	—	0%	1,871

Total	2,926,002	81%	670,908	19%	3,596,610

*	Central Counterparties.

RISK DISTRIBUTION ON THE BASIS OF SETTLEMENT IN CCPS AND BY TYPE OF DERIVATIVE AND EVOLUTION

Gross exposure. Million euros

	2012	2011	2010
Equity derivatives	4	2	61
Exchange rate derivatives	11	13	12
Interest rate derivatives	17,711	12,770	23

Total	17,726	12,785	96

The Group actively manages operations not settled by clearing house and seeks to optimise their volume, given the requirements of spreads and capital that the new regulations impose on them.

In general, the operations with financial institutions are done under netting and collateral agreements, and a continued effort is being made to ensure that the rest of operations are covered under this type of agreement.

RISK DISTRIBUTION ON THE BASIS OF THE COLLATERAL TYPE BY OTCS NOT SETTLED IN CCPS

Million euros

	Gross exposure	MtM
With collateral	103,016	(1,810)
Without collateral	46,584	13,344

In general, the collateral contracts that the Group signs are bilateral. There are some exceptions mainly with multilateral entities and securitisation funds.

Activity in credit derivatives

Grupo Santander uses credit derivatives to cover loans, customer business in financial markets and within trading operations. The volume of this activity is small compared to that of our peers and, moreover, is subject to a solid environment of internal controls and minimising operational risk.

The risk of these activities is controlled via a broad series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by individual name. geographic area, sector and liquidity.

In notional terms, the CDS position incorporates EUR 47,105 million of acquired protection and EUR 42,529 million of sold protection.

At 31 December 2012, for the Group’s trading activity, the sensitivity of lending to increases in spreads of one basis point was minus EUR 0.3 million, similar to 2011, and the average VaR during the year was EUR 2.9 million, significantly lower than in 2011 (average VaR of EUR 10.6 million).

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5.4.2. Concentration risk

Control of concentration risk is a vital part of management. The Group continuously tracks the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors, products and groups of clients.

The board’s risk committee establishes the policies and reviews the appropriate exposure limits for appropriate management of the degree of concentration of credit risk portfolios6.

The Group is subject to the Bank of Spain regulation on large risks. In accordance with Circular 3/2008 (on determining and control of minimum equity) and subsequent changes, the value of all the risks that a credit institution contracts with the same person, entity or economic group, including that in the part which is non-consolidatable, cannot exceed 25% of its equity. The risks maintained with the same person, whether an individual or a company or an economic group, are considered large risks when their values exceeds 10% of the equity of the credit institution. The exception from this treatment are exposures to OECD governments and central banks.

At 31 December 2012, there were several financial groups initially exceeded 10% of shareholders’ funds: three EU financial institutions, two US financial entities, an oil company and a EU central counterparty entity. After applying risk mitigation techniques and the rules for large risks, all of them were below 5.5% of eligible equity.

At 31 December 2012, the 20 largest economic and financial groups, excluding AAA governments and sovereign securities denominated in local currency, represented 5.0% of the outstanding credit risk of the Group’s clients (lending plus guarantees), the same level as in 2011. The distribution of the portfolio of companies by sectors is adequately diversified.

The Group has no exposure with any international financial institution which is more than 5% of equity. A EU bank has the largest exposure. The Top 10 of IFIs account for EUR 15,713 million.

The Group’s risks division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitisation to optimise the risk-return relation of the whole portfolio.

5.4.3. Country risk

Country risk is a credit risk component in all cross-border credit operations for circumstances different to the usual commercial risk. Its main elements are sovereign risk, the risk of transfer and other risks which could affect international financial activity (wars, natural disasters, balance of payments crisis, etc).

The exposure susceptible to country-risk provisions at the end of 2012 was EUR 342 million. At the end of 2011, the total country risk in need of provisions was EUR 380 million. Total provisions in 2012 stood at EUR 45 million compared with EUR 55 million in 2011. Of note in 2012 was that three countries improved their classification according to Bank of Spain criteria: Uruguay and Colombia (from Group 4 to Group 3, with provisions passing from 22.8% to 10.1%) and Peru (from Group 3 to Group 2, with provisions no longer needed).

The exposure is moderate and has been on a downward path in recent years. The only exception was in 2008 when there was a significant increase due to the incorporation of transactions with Brazilian clients resulting from the purchase of ABN/Banco Real. This increase was reduced in 2009, with the reclassification of Brazil to Group 2.

The principles of country risk management continued to follow criteria of maximum prudence; country risk is assumed very selectively in operations that are clearly profitable for the bank and which enhance the global relation with customers.

[6]	For more detail, see “Supplementary quantitative metrics of risk appetite of concentration” in Section 2, “Corporate management principles, control and risk appetite”.

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5.4.4. Sovereign risk

As a general criterion, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or the Republic (portfolio of public debt) and that arising from operations with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

This criterion, historically used by Grupo Santander, is different from that of the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include risk with central banks, the exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, it includes public administrations in general and not only the central government.

In general the exposure to sovereign risk mainly emanates from the obligations to which our subsidiary banks are subject regarding the establishment of certain deposits in central banks as well as fixed-income portfolios maintained as part of the risk management strategy for structural interest. Most of these exposures are in local currencies and are financed with deposits captured locally, also in local currencies. The exposures in the local sovereign but in currencies different to the official one of the country of issuance is not very significant (EUR 4,872 million, 2.8% of the total sovereign risk), and less so the exposure in non-local sovereign issuers, which means cross-border risk7 (EUR 2,907 million, 1.7% of the total sovereign risk).

The investment strategy for sovereign risk also takes into account the credit quality of each country when setting the maximum exposure limits. The following table shows the percentage of exposure by rating levels8.

EXPOSURE BY LEVEL OF RATING

%

	2012	2011	2010
AAA	34%	29%	61%
AA	3%	26%	0%
A	29%	6%	3%
BBB	31%	38%	34%
Under BBB	4%	1%	2%

As expected, the distribution of sovereign risk by level of rating was affected by many rating revisions of sovereign issuers in the last few years, mainly Spain, Portugal, the US and Chile.

The exposure at the end of each of the last three years is show below, in millions of euros in terms of equivalent credit risk, ERC9 (net value of replacement plus the maximum potential value, including mitigants).

	Liquidity	Risk by portfolio			Rest of sovereign risk
	Deposits	Trading	Portfolio		Derivatives		Contingent
	in central	portfolio	available	Total risk	lending	Loan	risk and	Total
31 Dec 2012	banks	bonds	for sale	portfolio	(direct risk)	investment	others	other
Spain	1,407	4,596	29,814	34,410	348	4,380	1,311	6,038
Portugal	1,041	0	2,105	2,105	0	0	480	480
Italy	0	95	185	280	0	0	216	216
Greece	0	0	0	0	0	0	0	0
Ireland	0	0	0	0	39	0	0	39
Rest of euro zone	766	2,010	1,014	3,024	2,349	3	2,021	4,373
UK	34,053	(2,628)	4,419	1,792	12	0	3,969	3,981
Poland	728	669	2,898	3,566	17	0	(11)	6
Rest of Europe	189	580	3	583	2	0	258	260
US	6,148	(161)	5,931	5,770	0	0	403	403
Brazil	13,050	8,356	11,745	20,102	29	124	7,743	7,896
Mexico	1,828	5,787	2,810	8,597	28	0	778	806
Chile	1,483	484	871	1,356	0	74	1	75
Rest of Latam	2,107	199	916	1,114	0	245	17	263
Rest of world	0	1,177	645	1,821	0	1	282	283
Million euros.

[7]	Countries classified as low risk by the Bank of Spain (Group 1, according to the terminology) are not considered.
[8]	Internal ratings used.
[9]	The extraordinary liquidity deposited in the Bank of Spain after ECB long term liquidity auctions (3 years) are not included.

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	Liquidity	Risk by portfolio			Rest of sovereign risk
	Deposits	Trading	Portfolio		Derivatives		Contingent
	in central	portfolio	available	Total risk	lending	Loan	risk and
31 Dec 2011	banks	bonds	for sale	portfolio	(direct risk)	investment	others	Total other
Spain	1,574	5,814	31,362	37,176	267	200	1,588	2,055
Portugal	1,150	590	1,771	2,360	0	0	249	249
Italy	0	179	208	387	0	0	176	176
Greece	0	0	84	84	0	0	0	0
Ireland	0	0	0	0	32	0	0	32
Rest of euro zone	0	1,374	345	1,720	2,137	22	2,042	4,201
UK	21,499	6,889	0	6,889	633	0	1,219	1,852
Poland	0	1,136	2,449	3,585	0	0	0	0
Rest of Europe	260	1,354	3	1,357	1	1	219	220
US	10,755	(218)	3,522	3,304	0	0	531	531
Brazil	18,943	7,567	12,589	20,156	164	86	8,479	8,729
Mexico	1,740	7,125	3,463	10,588	24	251	483	758
Chile	3,713	(249)	1,942	1,693	0	61	2	62
Rest of Latam	1,355	130	1,341	1,470	0	89	614	703
Rest of world	0	837	516	1,353	0	4	416	421

Million euros.

	Liquidity	Risk by portfolio			Rest of sovereign risk
	Deposits	Trading	Portfolio		Derivatives		Contingent
	in central	portfolio	available	Total risk	lending	Loan	risk and
31 Dec 2010	banks	bonds	for sale	portfolio	(direct risk)	investment	others	Total other
Spain	5,495	3,035	26,262	29,315	218	221	2,415	2,853
Portugal	500	359	2,731	3,089	0	400	301	701
Italy	0	361	0	361	0	0	206	206
Greece	0	251	0	251	0	0	0	0
Ireland	0	18	0	18	395	0	0	395
Rest of euro zone	0	(2,118)	0	(2,118)	2,914	0	3,286	6,200
UK	23,800	2,833	0	2,833	6,595	0	15,198	21,794
Poland	0	0	1	1	0	0	0	0
Rest of Europe	0	3,352	120	3,472	0	2	12	14
US	7,719	73	423	496	72	0	773	845
Brazil	19,026	2,833	19,823	22,656	0	102	6,451	6,553
Mexico	1,898	4,300	4,444	8,744	8	0	113	121
Chile	2,640	480	1,541	2,021	0	86	4	89
Rest of Latam	1,497	144	1,338	1,481	1	13	418	432
Rest of world	0	0	1,078	1,079	424	0	316	741

Million euros.

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In general, the total exposure to sovereign risk remained relatively stable in the last few years, with a slight downward trend, which seems reasonable if we bear in mind the strategic factors behind it, which have been commented on.

As regards the exposure in Spain (sovereign of the country of origin of the Group), compared with our peers it is not high in terms of total assets or equity. However, in 2012 the exposure in Spanish public fixed income was reduced, both in the trading portfolio (-21%) as well as in the portfolio available for sale, where the exposure to Spain sovereign risk declined by 5%, despite the rise in the first quarter.

Total exposure to Spanish sovereign risk at the end of 2012 was EUR 41,855 million (EUR 40,805 million in 2011). Santander included in 2012 the contribution to the Fund for Paying Suppliers (EUR 3,943 million), which was offset by the reduction during the year of the exposure to sovereign bonds.

According to the criteria of the European Banking Authority, the evolution is similar. The total exposure remained stable (EUR 45,586 million, compared to EUR 45,695 million at the end of 2011), with the same dynamics as commented on.

The sovereign exposure in Latin America is almost all in local currency, recorded in local books, and with a concentration in short maturities of lower interest rate risk and greater liquidity.

5.4.5. Environmental risk

Analysis of the environmental risk of credit operations is one of the main aspects of the strategic plan of corporate social responsibility. It revolves around the following two large points:

•

Equator principles: this is an initiative of the World Bank’s International Financial Corporation. It is an international standard for analysing the social and environmental impact of project finance operations. The assumption of these principles represents a commitment to assess the operation, taking into account the social and environmental risks, and to only finance those projects that can accredit adequate management of the social and environmental impacts. The methodology used is set out below:

•

For operations with an amount equal to or more than $10 million, an initial questionnaire is filled out, of a generic nature, designed to establish the project’s risk in the socio-environmental sphere (according to categories A, B and C, from greater to lower risk, respectively) and the operation’s degree of compliance with the Equator Principles.

•

For those projects classified within the categories of greater risk (categories A and B and non-high income OECD), a more detailed questionnaire has to be filled out, adapted according to the sector of activity.

•

According to the category and location of the projects, a social and environmental audit is carried out (by independent external auditors). Specific questionnaires have been developed for those sectors where the bank is most active. The bank also gives training courses in social and environmental matters to risk teams as well as to those responsible for business.

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In 2012, 22 projects were analysed under the Equator principles for a total amount of EUR 9,280 million.

•

VIDA tool: used since 2004, its main purpose is to assess the environmental risk of corporate clients, both current and potential, through a system that classifies in seven categories each of the companies on the basis of the environmental risk contracted. In 2012, 37,020 clients were assessed by this tool in Spain (total risk of EUR 55,559 million).

VL: very low; L: low; M: medium and H: high.

VIDA companies assessed in the retail banking network in Spain.

Low or very low environmental risk accounts for 89% of total risk. In 2012, there was a sharp fall in average environmental risk (50% less than in 2011).

5.5 Credit risk cycle

The process of credit risk management consists of identifying, analysing, controlling and deciding on the risks incurred by the Group’s operations. The business areas, senior management and the risk areas are all involved.

The board and the executive committee participate in the process, as well as the risk committee, which sets the risk policies and procedures, the limits and delegation of powers, and approves and supervises the framework of the risk function.

The risk cycle has three phases: pre-sale, sale and after-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and pre-sale planning.

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5.5.1. Study of risk and credit rating process

Risk study consists of analysing a customer’s capacity to meet his contractual commitments with the bank. This entails analysing the customer’s credit quality, risk operations, solvency and profitability to be obtained on the basis of the risk assumed.

With this objective, the Group has used since 1993 models for assigning solvency ratings. These mechanisms are used in all individualised management segments, both wholesale (sovereign, financial institutions and corporate banking), as well as the rest of companies and institutions in this category.

The rating is the result of a quantitative model based on balance sheet ratios or macroeconomic variables, which is supplemented by the expert advice of the analyst.

The ratings given to customers are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The regularity of the reviews increases in the case of customers who reach certain levels in the automatic warning systems and in those classified as special watch. The rating tools are also revised in order to adjust the accuracy of the rating granted.

While ratings are used for companies under individualised management, scoring techniques are used for the standardised segment, which automatically assign a score to operations, as set out in the section “decisions on operations.”

5.5.2. Planning and setting limits

The purpose of this phase is to limit efficiently and comprehensively the risk levels assumed by the Group.

The credit risk planning process serves to set the budgets and limits at portfolio or customer level on the basis of the segment.

In the sphere of standardised risk, the planning and setting of limits is done through credit management programmes (CMPs), a document reached by consensus between the business and risk areas and approved by the risk committee or committees delegated by it. The CMPs set out the expected results of business in terms of risk and return, as well as the limits to which activity is subject and management of the associated risks.

The most basic level in the individualised management sphere is the customer and when certain features are present—generally of relative importance – an individual limit (pre-classification) is set.

A pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a client or group can assume in terms of amount of maturity. A more streamlined version is used for those companies who meet certain requirements (high knowledge, rating, etc).

Analysis of scenarios

An important part of planning is to consider the volatility of macroeconomic variables that help to support the budgetary process,

The Group conducts simulations of its portfolio using various adverse scenarios and stress tests to assess the Group’s solvency in the face of certain situations in the future.

These simulations cover all the Group’s most relevant portfolios and are done systematically using a corporate methodology which:

•	Determines the sensitivity of risk factors (PD, LGD) to certain macroeconomic variables.

•	Defines reference scenarios (at the global level as well as for each of the Group’s units).

•	Identifies rupture scenarios (levels as of which the sensitivity of risk factors to macroeconomic variables is more accentuated) and the distance of these scenarios from the current situation and the reference scenarios.

•	Estimates the expected loss of each scenario and the evolution of the risk profile of each portfolio in the face of movements in certain macroeconomic variables.

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The simulation models use the data of a complete economic cycle to measure the performance of risk factors in the face of changes in macroeconomic variables.

The scenarios take into account the vision of each unit as well as the global vision. The macroeconomic variables in these scenarios include:

•	The unemployment rate

•	Property prices

•	GDP

•	Interest rates

•	Inflation

The analysis of scenarios enables senior management to better understand the foreseeable evolution of the portfolio in the face of market conditions and changing situations, and it is a key tool for assessing the sufficiency of the provisions established for stress scenarios.

Definition of suppositions and scenarios (baseline/acid)

The projections of the risk and loss parameters, usually with a time frame of three years are executed under different economic scenarios.

The scenarios defined are supported in different levels of stress, from the central (baseline) one or the most likely to the most acid scenarios which although are unlikely are possible.

These scenarios are set by the Group’s research department in coordination with the research service of each unit and use as their reference the figures published by the main international institutions.

A global acid (stress) scenario is always defined which describes a world crisis situation and the way in which it would affect each of the countries where Grupo Santander operates. A local stress scenario is also defined which would only affect some of the Group’s main units and with a greater degree of stress than the global stress one.

In the capital coordination committee, senior management studies the situation, proposes the changes and formally approves the set of definitive scenarios to be used in the Group’s stress test.

Stress test uses and integration in the management of scenario analysis

Analysis of scenarios is a useful tool throughout the credit risk cycle. Grupo Santander has different uses for the stress test and analysis of scenarios:

•	Internal uses, for example to do with risk appetite and the drawing up of risk and business plans and budgets. It integrates the corporate stress test methodology into the management of the Group’s different areas and informs senior management of the results from the following angles:

•	Impact on the income statement and on capital.

•	Evolution envisaged for the next three years of the cost of credit with the strategy of business planned.

•	Sufficiency of funds and provisions.

•	Measures the level of sensitivity of each portfolio to the economic environment.

•	Diversification of the portfolio in acid scenarios.

•	Contrast with other estimates made locally.

•	External uses, such as, for example, the European Banking Authority’s stress tests, annual ICCAP, bottom up and top down stress tests of the Spanish system, etc. With these uses, an external agent or regulatory would request the results of the stress test after execution of the Group’s corporate methodology. In other cases, details of the performance of the portfolio can be requested so that the risk parameters can be exercised under defined scenarios.

Results obtained and impact on capital

The various stress test exercises, from both an internal and external standpoint, underlined the strength and validity of Grupo Santander’s business model, as can be seen in the results published by the Bank of Spain of the bottom up test conducted in September 2012 led by Oliver Wyman.

The analyses conducted, in both baseline and acid scenarios, for the whole Group and for each of its units, with a time frame of three years, shows the strength of the balance sheet to different market and macroeconomic situations.

As well as these results, after the latest updating of risk appetite10 presented to the board, it was concluded that Grupo Santander would maintain positive results and solvency even in the most adverse scenarios, with conservative assumptions.

[10]	More details on risk appetite in section 2 of this report.

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5.5.3. Decisions on operations

The sales phase comprises decision-taking, giving support to the business units that need analysis and approval of risks in order to be able to conduct an operation.

The decision-taking process involves analysing and resolving operations. Approval by the risks areas is a prior requirement before contracting any risk operation. This process must take into account the policies defined for approving operations and take into consideration both the risk appetite as well as those elements of the operation that are relevant in the search for the right balance between risk and profitability.

In the sphere of clients under standardized management, the administration of large volumes of credit operations with the use of automatic decision models is facilitated, which classifies the client/operation binomial. Investment is classified into homogeneous risk groups, on the basis of the information on the features of the operation and of its owner. These models are used in banking with individuals, businesses and standardised SMEs.

As already indicated, the prior phase of setting limits can follow two different paths, giving rise to different types of decision in the sphere of clients under individualised management:

•	Automatic and verifying if there is capacity for the proposed operation (in amount, product, maturity and other conditions) within the limits authorised under the framework of pre-classification. This process is generally applied to corporate pre-classifications.

•	Always requiring the authorisation of the analyst although the operation meets the amount, maturity and other conditions set in the pre-classified limit. This process applies to the pre-classification of companies under individualised management of retail banking.

Credit risk mitigation techniques

Although they are relevant in all phases of the credit risk cycle, mitigation techniques play a particularly important role in taking decisions on operations.

Grupo Santander applies various forms of credit risk reduction on the basis, among other factors, of the type of client and product. As we will later see, some are inherent in specific operations (for example, real estate guarantees) while others apply to a series of operations (for example, netting and collateral).

The various mitigation techniques can be grouped into the following categories:

Settlement of positions

The concept of netting is the possibility of settling operations of the same type, under the umbrella of a framework agreement such as ISDA or similar.

It consists of settling the positive and negative market values of derivative transactions that we have with a certain counterparty, so that in the event of its default it owes us (or we owe it, if the net is negative) a single net figure and not a series of positive or negative values corresponding to each operation we have closed with the counterparty.

An important aspect of the framework contracts is that they represent a single legal obligation that covers all operations. This is fundamental when it comes to being able to settle the risks of all operations covered by said contract with a same counterparty.

Real guarantees

These are those goods that are subject to compliance with the guaranteed obligation and which can be provided not only by the client but also by a third party. The real goods or rights that are the object of the guarantee can be:

•	Financial: Cash, deposit of securities, gold, etc.

•	Non-financial: real estate (both properties as well as commercial premises, etc), other property goods.

From the standpoint of risk admission, the highest level of real guarantees is required. From the position of the regulatory capital calculation, not all can be considered as reduction factors, only those which meet the minimum qualitative requirements set out in the Basel agreements.

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A very important case of a real financial guarantee are collateral agreements. These are a series of instruments with economic value that are deposited by a counterparty in favour of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of transactions with risk existing between them.

The nature of these agreements is diverse, but whatever the specific form of collateralisation, the final purpose, as in the netting technique, is to reduce the counterparty risk through recovering part or all of the profits/benefits (credit granted to the counterparty) generated over a period of time by the operation (valued at market prices).

The operation subject to the collateral agreement is regularly valued (normally day to day) and, on this valuation, the parameters defined in the contract are applied so that a collateral amount is obtained (normally cash) which is to be paid to or received from the counterparty.

As regards real estate guarantees, there are regular re-appraisal processes, based on the real market values which for the different types of property are provided by valuation agencies, which meet all the requirements set by the regulator.

Implementation of the mitigation techniques follows the minimum requirements established in the manual of credit risk management policies, and which consists of ensuring:

•	Legal certainty. The possibility of legally requiring the settlement of guarantees must be examined and ensured at all times.

•	The non-existence of substantial positive correlation between the counterparty and the value of the collateral.

•	The correct documentation of all guarantees.

•	The availability of documentation of the methodologies used for each mitigation technique.

•	Adequate monitoring and regular control.

Personal guarantees and credit derivatives

This type of guarantees corresponds to those that place a third party in a position of having to respond to obligations acquired by another to the Group. It includes, for example, sureties, guarantees, stand-by letters of credit, etc. The only ones that can be recognised, for the purposes of calculating capital, are those provided by third parties that meet the minimum requirements set by the supervisor.

Credit derivatives are financial instruments whose main objective is to cover the credit risk by acquiring protection from a third party, through which the bank transfers the issuer risk of the underlying asset. Credit derivatives are over the counter (OTC) instruments that are traded on non-organised markets. The coverage with credit derivatives, mainly through credit default swaps, is contracted with front line banks.

The information on mitigation techniques is in section “8.6. Credit risk reduction techniques of the Prudential Relevance Report (Pillar III)”. There is also more information on credit derivatives in the section “Activity in credit derivatives” in item “5.4.1. Credit risk by activities in financial markets” of this report.

5.5.4. Monitoring

Monitoring is a continuous process, of constant observation, which allows changes that could affect the credit quality of clients to be detected early on, in order to take measures to correct the deviations that impact negatively.

Monitoring is based on the segmentation of customers, and is carried out by local and global risk dedicated teams, backed by internal auditing.

The function consists, among other things, of identifying and tracking clients under special watch, reviewing ratings and continuous monitoring of indicators of standardised clients.

The system called companies in special watch (FEVE) identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather the advisability of adopting a specific policy toward that company and establishing the person and time frame for it. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a review conducted by internal auditing, a decision of the person responsible for the company or the entry into functioning of the system established for automatic warnings.

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.

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As regards the risks of standardised clients, the main indicators are monitored in order to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programmes.

5.5.5. Measurement and control

As well as monitoring of clients’ credit quality, Grupo Santander establishes the control procedures needed to analyse the current credit risk profile and its evolution, through different credit risk phases.

The function is developed by assessing the risks from various perspectives that complement one another, establishing as the main elements control by countries, business areas, management models, products, etc, facilitating early detection of points of specific attention, as well as drawing up action plans to correct any deteriorations.

Each element of control admits two types of analysis:

1. Quantitative and qualitative analysis of the portfolio

Analysis of the portfolio controls, permanently and systematically, the evolution of risk with respect to budgets, limits and standards of reference, assessing the impacts of future situations, exogenous as well as resulting from strategic decisions, in order to establish measures that put the profile and volume of the risks portfolio within the parameters set by the Group.

The credit risk control phase uses, among others and in addition to traditional metrics, the following metrics:

•	Management of non-performing loans variation plus net write-offs (VMG)

The VMG measures how NPLs change during a period, discounting write-offs and taking loan loss recoveries into account.

It is an aggregate measure at portfolio level which allows a response to deteriorations observed in the evolution of NPLs.

It is the result of the final balance less the initial balance of non-performing loans of the period under consideration, plus the write-offs of this period less loan loss recoveries of this same period.

The VMG and its components play a key role as variables of monitoring.

•	Expected loss (EL) and regulatory capital

The expected loss is the estimate of the economic loss that would occur during the next year of the portfolio existing at that time.

It is one more cost of activity, which must have a repercussion on the price of operations. Its calculation is mainly based on three parameters:

•	Probability of default (PD): maximum amount that could be lost as a result of a default.

•	Exposure at default (EaD): the probability of a client’s default during the next year.

•	Loss Given Default (LGD): this reflects the percentage of exposure that could not be recovered in the event of a default. It is calculated by discounting at the time of the default the amounts recovered during the whole recovery process and this figure is compared in percentage terms with the amount owed by the client at that moment.

Other relevant aspects regarding the risk of operations are covered, such as quantification of off-balance sheet exposures or the expected percentage of recoveries, related to the guarantees associated with the operation as well as other issues such as the type of product, maturity, etc.

The risk parameters also enable economic and regulatory capital to be calculated. The integration in management of the metrics of capital is vital for rationalising its use. More detail is available in section 10 on capital.

2. Evaluation of the control processes

Evaluation of the control processes includes systematic and regular revision of the procedures and methodology, developed throughout the credit risk cycle, in order to guarantees their effectiveness and validity.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes Oxley law, a corporate tool was established in the Group’s intranet to document and certificate all the sub processes, operational risks and controls that mitigate them. The risks division assesses every year the efficiency of internal control of its activities.

The directorate general of integral control and internal validation of risks, within its mission of supervising the quality of the Group’s risk management guarantees that the management and control systems of the different risks inherent in its activity fulfil the most demanding

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requirements and the best practices observed in industry and/or required by regulators. In addition, internal auditing is responsible for ensuring that the policies, methods and procedures are adequate, are effectively implemented and regularly reviewed.

5.5.6. Recovery management

Recovery management is a strategic element in the Bank’s risk management.

In order to conduct recovery management adequately, it is done in four main phases: irregularity or early non-payment, recovery of non-performing loans, recovery of write-offs and management of foreclosed assets. Indeed, the recovery function begins before the first non-payment when the client shows signs of deterioration and ends when the debt has been paid or regularised. The function aims to anticipate non-compliance and is focused on preventative management.

The current macroeconomic environment directly impacts the non-payment index and customers’ bad loans. The quality of portfolios is thus fundamental for the development and growth of our businesses in different countries where great importance is attached to debt recovery in order to ensure that this quality always remains within the expected levels.

The Group has a corporate management model that sets the guidelines and general pattern of actions applied to the various countries, always taking into account the local features that recovery activity requires, be it the economic environment, the business model or a mixture of both. This model is constantly reviewed and the processes and management methodology that sustains it improved. Recovery management for Santander directly involves all the management areas (commercial staff, technology, operations, human resources and risks) has helped to incorporate solutions that improve the model’s effectiveness and efficiency.

The diverse features of our customers makes segmentation necessary in order to manage recoveries adequately. Massive management for large collectives of clients with similar profiles and products is done through processes with a high technological component, while personalised management focuses on customers that because of their profile require more individualised analysis.

Recovery activity has been aligned with the socio-economic reality of various countries and different risk management mechanisms have been used on the basis of their age, guarantees and conditions, always ensuring, as a minimum, the required classification and provision.

Particular emphasis in the recovery function is placed on management of the aforementioned mechanisms for early management, in line with corporate policies, taking account of the various local realities and closely tracking vintages, stock and performance. These policies are reviewed and regularly adopted in order to reflect both the better management practices as well as the regulatory changes that are applied.

As well as measures focused on adapting operations to the client’s payment capacity, recovery management is also noteworthy in seeking solutions other than judicial ones for the payment in advance of debts.

One of the ways to recover debt from clients who have suffered a severe deterioration in their repayment capacity is repossession (judicial or in lieu of payment) of the real estate assets that guarantee the loans. In countries with a high exposure to real estate risk, such as Spain, there are strong mechanisms for the evacuation of properties which, with their sale, enable the capital to be returned to the bank and reduce the worrying stock in the balance sheet at a much faster speed than those of its competitors.

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6.	MARKET RISK

6.0. Structure of this section

We will first describe the activities subject to market risk, setting out the different risk types and factors (pages 206-207).

Then we will look at the evolution of market risks and results in 2012, distinguishing trading activity from structural risks (pages 208-219).

The methodologies and various metrics used in Santander are analysed, again making a distinction between trading activity and structural risks (pages 220-222).

The market risk management framework is described, the organisational and governance structure and the system of controlling limits (pages 223-225).

Lastly, the current perimeter of trading activity is examined, the regulatory capital of which is calculated by internal advanced models (pages 225).

6.1. Activities subject to market risk and types of market risk

The market risk area has a perimeter for measuring, controlling and monitoring that covers those operations where equity risk is assumed as a result of changes in market factors. This risk comes from the change in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans commodities prices and the volatility of each of these elements—as well as the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives.

•	The inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, debt securities and derivatives, whose yield is linked to inflation or to a real rate of variation.
•	The exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential change in exchange rates. A long position or one bought in a foreign currency would produce a loss in the event that the currency depreciated against the base currency. Among the positions affected by this risk are non-euro investments in subsidiaries, as well as loans, securities and derivatives denominated in foreign currencies.

•	The equity risk is the sensitivity of the value of positions opened in equity markets to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

•	The credit spread risk is the risk or sensitivity of the value of positions opened in fixed income securities or in credit derivatives to movements in the credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is a differential between financial instruments that trade with a spread over other reference instruments, mainly the yield on government securities and interbank rates.

•	The commodities price risk is the risk derived from the effect of potential change in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative operations on commodities with clients.

•	Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: volatility of interest rates, exchange rates, shares, credit spreads and of commodities. This risk is incurred by financial instruments which have volatility as a variable in their valuation model. The most significant case is portfolios of financial options

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

•	Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, be they of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

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•	Market liquidity risk is that of a Group entity or the Group as a whole finding itself unable to get out of or close a position in time without impacting on the market price or on the cost of the transaction. This risk can be caused by a fall in the number of market makers or institutional investors, the execution of large volumes of operations, market instability and increases with the concentration existing in certain products and currencies.

•	Risk of prepayment or cancellation. When in certain operations the contract allows, explicitly or implicitly, cancellation before the maturity without negotiation there is a risk that the cash flows have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

•	Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

On the basis of the origin of the risk, activities are segmented in the following way:

(a)	Trading. This includes financial services to customers and purchase-sale and positioning mainly in fixed-income, equity and currency products.

(b)	Structural risks. Constituted by market risks inherent in the balance sheet excluding the trading portfolio. They are:

•	Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

•	Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, exchange rate hedging of future results generated in currencies other than the euro (hedging of results).
•	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

The Global Banking and Markets division is mainly responsible for managing the taking of trading activity positions, in order to develop the activity of clients in financial markets and to a much lesser extent take its own positions.

The financial management area is responsible for implementing the management strategy for structural risks, applying standardized methodologies adapted to each market where the Group operates, either directly in the case of the parent bank or in coordination with the rest of units. The management decisions for these risks are taken by each country’s ALCO (ALM) committee in coordination with the Group’s markets’ committee. The aim is to inject stability and recurrence into the net interest margin of commercial activity and the Group’s economic value, while maintaining adequate levels of liquidity and solvency.

Each of these activities is measured and analysed with different metrics in order to show their risk profile in the most precise way.

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6.2. Market risks in 2012

6.2.1. Trading activity

6.2.1.1. Value at Risk (VaR) analysis11

Grupo Santander stepped up its strategy of concentrating its trading activity in customer business, minimising where possible exposures of directional risk opened in net terms. This was reflected in the VaR12 evolution, which declined over previous years.

VaR during 2012 fluctuated between EUR 9.4 million (the lowest in the last few years) and EUR 22.4 million. It rose a little during the fourth quarter, because of the rise of risk in Brazil’s treasuries (in interest rates and exchange rates) and Madrid (in interest rate and credit spread).

The VaR reported as of 15 November 2011 excludes the risk from changes in the credit spreads of securitisations and portfolios affected by credit correlation. For regulatory reasons (BIS 2.5), these exposures are considered as banking book for capital purposes. This change caused a decline in risk in VaR terms, both at the total level as well as by credit spread.

The average VaR of the Group’s trading portfolio in 2012 (EUR 14.9 million) was lower than in 2011 (EUR 22.4 million) and 2010 (EUR 28.7 million), for the reason already mentioned of the greater concentration of activity in customers and, to a lesser degree, the reduction in volatility in the markets, despite the continued sovereign debt crisis in Europe. In relation to other comparable financial groups, the Group can be said to have a low risk trading profile.

The histogram below shows the distribution of average risk in terms of VaR between 2010 and 2012 where the accumulation of days with levels between EUR 12.5 million and EUR 28.5 million can be seen (91.5%). The higher values of EUR 28.5 million (7.2%) were concentrated in periods mainly caused by one-off rises of volatility in the Brazilian currency and by the euro zone’s sovereign debt crisis.

[11]	Trading activity in financial markets.
[12]	The definition and methodology for calculating VaR is in Section 6.3.1.1.

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Risk by factor

The minimum, average, maximum and year-end 2012 values in VaR terms are shown below:

VaR STATISTICS BY RISK FACTOR1 2

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total trading
Total VaR	9.4	14.9	22.4	18.5	22.4	15.9	28.7	29.6
Diversification effect	(9.1)	(15.2)	(25.8)	(13.5)	(21.8)	(16.7)	(29.1)	(27.8)
Interest rate VaR	7.4	11.8	23.3	12.0	14.8	14.6	16.4	19.0
Equity VaR	4.1	7.0	11.2	7.1	4.8	3.7	8.0	8.8
FX VaR	1.9	5.0	12.2	3.5	9.0	4.2	11.4	13.9
Credit spread VaR	2.2	6.1	13.0	9.1	15.0	9.6	20.9	14.7
Commodities VaR	0.2	0.4	0.7	0.3	0.6	0.4	1.3	1.0
Latin America
Total VaR	5.0	10.1	20.5	8.9	11.7	10.7	18.2	13.9
Diversification effect	(3.1)	(6.4)	(12.5)	(3.8)	(6.4)	(8.7)	(8.3)	(12.6)
Interest rate VaR	5.2	8.8	20.0	8.8	11.2	10.5	14.5	14.8
Equity VaR	0.7	3.1	9.7	1.6	3.5	2.2	5.8	5.3
FX VaR	0.5	3.1	9.8	1.3	3.7	1.2	7.1	6.5
US and Asia
Total VaR	0.5	0.9	2.0	0.8	1.2	0.9	1.3	0.9
Diversification effect	(0.2)	(0.5)	(1.1)	(0.3)	(0.5)	(0.4)	(0.7)	(0.3)
Interest rate VaR	0.4	0.7	1.3	0.6	0.9	0.9	1.2	0.9
Equity VaR	0.0	0.2	0.8	0.1	0.1	0.1	0.2	0.0
FX VaR	0.1	0.6	1.7	0.4	0.6	0.4	0.6	0.3
Europe
Total VaR	7.2	11.0	16.5	16.4	15.5	10.1	14.8	25.1
Diversification effect	(7.7)	(12.9)	(20.6)	(9.9)	(15.1)	(13.0)	(18.9)	(14.6)
Interest rate VaR	5.4	7.9	15.4	6.8	11.5	11.9	8.9	12.5
Equity VaR	4.1	6.2	9.9	6.3	3.9	3.6	6.7	6.5
FX VaR	1.0	4.1	13.1	4.0	8.5	3.9	9.8	9.6
Credit spread VaR	2.1	5.4	10.0	8.9	6.0	3.3	7.0	9.0
Commodities VaR	0.2	0.4	0.7	0.3	0.6	0.4	1.3	2.1
Global activities
Total VaR	0.8	2.7	10.2	1.2	10.5	9.7	16.1	10.7
Diversification effect	(0.2)	(0.6)	(5.0)	(0.3)	(1.1)	(0.9)	(1.1)	(1.2)
Interest rate VaR	0.2	0.3	0.6	0.2	0.4	0.5	0.6	0.5
Credit spread VaR	0.6	2.6	10.4	1.3	10.3	8.4	16.0	10.5
FX VaR	0.0	0.4	1.9	0.1	0.9	1.8	0.6	0.9

[1]	The VaR of global activities includes operations that are not assigned to any particular country.
[2]	In Latin America, the US and Asia, the VaR levels of the spread credit and commodity factors are not shown separately because of their scant or zero materiality.

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The average VaR declined again in 2012 by EUR 7.5 million over 2011. The reduction occurred in all risk factors except for equities, which increased from EUR 4.8 million to EUR 7 million. Of note was the drop in the average VaR of interest rates and exchange rates in Europe and the credit spread in global activities.

The VaR evolution by risk factor in general also declined, with peaks and troughs sharper in the case of the VaR by credit spread, partly due to the exclusion of the risk spread of securitisations and credit correlation which by BIS 2.5 is considered as banking book for the purposes of regulatory capital as of 15 November 2011. The temporary changes in the VaR of various factors was due more to the temporary rises in the volatility of market prices than to significant changes in positions.

6.2.1.2. Distribution of risks and management results13

6.2.1.2.1. Geographic distribution

In trading activity. the average contribution of Latin America to the Group’s total VaR in 2012 was 44% compared with a contribution of 33.3% in economic results. Europe, with 52.6% of global risk, contributed 60.6% of results, as its treasury activity was more focused on providing service to professional and institutional clients compared with that of Latin America. However, there was a gradual homogenisation in the profile of activity in the Group’s different units.

Below is the geographic contribution (by percentage), both in risks, measured in VaR terms, as well as in results (economic terms).

6.2.1.2.2. Monthly distribution of risks and results

The next chart shows the risk assumption profile, in terms of VaR, compared to results in 2012. The average VaR remained stable, while results evolved in a more irregular way during the year. January and July were positive months, particularly January, and August to October negative, with results below the annual average.

[13]	Results in terms that can be assimilated to the gross margin (excluding operating costs, financial ones are the only cost)

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The following histogram of frequencies shows the distribution of daily economic results on the basis of their size between 2010 and 2012. The daily yield14 was between -EUR 10 and +EUR 15 million on 90% of days when the market was open.

6.2.1.3. Risk management of structured derivatives market

Structured derivatives activity is mainly focused on designing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed-income and exchange rates.

The units where this activity mainly takes place are: Madrid, Banesto, Santander UK and, to a lesser extent, Brazil and Mexico.

The chart below shows the VaR Vega15 performance of structured derivatives business over the last three years. It fluctuated at around an average of EUR 6.8 million. The periods with higher VaR levels related to episodes of significant rises in volatility in the markets (of equities in the euro zone, interest rates in Brazil, etc.).

[14]	Yields “clean” of commissions and results of intraday derivative operations.
[15]	Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

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As regards the VaR Vega by risk factor, the exposure was concentrated, in this order, in equities, interest rates, exchange rates and commodities. This is shown in the table below:

STRUCTURED DERIVATIVES. RISK (VaR) BY RISK FACTOR

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	3.9	6.8	9.8	6.5	4.7	4.9	7.9	6.2

Diversification impact	(1.4)	(3.0)	(4.4)	(3.4)	(2.9)	(3.7)	(3.8)	(3.2)
Interest rate VaR	1.5	2.3	4.5	2.8	2.0	2.0	2.4	2.1
Equity VaR	2.7	6.5	9.0	5.5	4.1	5.2	7.1	5.6
FX VaR	0.3	0.7	2.3	1.3	1.2	1.0	1.8	1.5
Commodities VaR	0.2	0.3	0.5	0.2	0.3	0.4	0.5	0.2

As regards the distributiuon by business unit, the exposure is concentrated, in this order, in the parent-holding, Banesto, Santander UK, Brazil and Mexico.

STRUCTURED DERIVATIVES. RISK (VaR) BY UNIT

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	3.9	6.8	9.8	6.5	4.7	4.9	7.9	6.2

Parent-holding	1.4	4.6	7.1	4.0	2.9	2.8	4.3	2.4
Banesto	1.5	3.4	6.5	3.6	2.3	2.4	5.9	5.3
Santander UK	1.5	2.8	5.7	2.0	1.4	2.7	1.2	1.0
Brazil	0.4	1.0	4.4	2.8	0.8	0.3	0.9	0.5
Mexico	0.4	0.7	1.3	0.6	1.2	1.1	1.5	1.1

The average risk in 2012 (EUR 6.8 million) was equal to the combined average of the last three years, which underscores the stability of the exposure opened in financial instruments linked to volatility.

Grupo Santander continues to have a very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of 2012, the Group had:

•	CDOs and CLOs: the position continues to be not very significant (EUR 207 million). An important part of it is the result of integrating the portfolio of Alliance & Leicester in 2008.

•	Hedge funds: the total exposure is not significant (EUR 274 million at the end of 2012) and most of it is via the financing of these funds (EUR 169 million), with the rest direct participation in portfolio. This exposure has low loan-to-value levels of below 20% (collateral of EUR 1,480 million at the end of 2012). The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.
•	Conduits: no exposure.

•	Monolines: Santander’s exposure to bond insurance companies (monolines) was EUR 151 million16 at the end of 2012, mainly indirect exposure, and EUR 145 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitisation operations. The exposure in this case is double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap). The exposure was 23% lower than in 2011.

In short, the exposure to this type of instruments as a result of the Group’s usual operations, continued to decline in 2012. Its origin was mainly due to the integration of positions of institutions acquired by the Group, such as Alliance & Leicester and Sovereign (in 2008 and 2009, respectively). All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

[16]

Guarantees provided by monolines for bonds issued by US states (municipal bonds) are not considered as exposure. As a result of the acquisition of Sovereign Bank, the Group incorporated a portfolio of these bonds which amounted to EUR 1,341 million at the end of 2011.

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Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations, and;

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed opportune.

6.2.1.4. Gauging and contrasting measures

In 2012, the Group continued to regularly conduct analysis and contrasting tests on the effectiveness of the Value at Risk (VaR) calculation model, obtaining the same conclusions that enable us to verify the model’s reliability. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a certain level of confidence and a specific time frame.

The most important test is backtesting, analysed at the local and global levels by the market risk control units. The methodology of backtesting is implemented in the same way for all the Group’s portfolios and sub-portfolios.

Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame.

Santander calculates and evaluates three types of backtesting:

•

“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

•	“Dirty” backtesting: the daily VaR is compared with the day’s net results, including the results of the intraday operations and those generated by commissions.

•

“Dirty” backtesting without mark-ups or commissions: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and commissions. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

For the first case and the total portfolio, there were three exceptions in 2010 of VaR at 99% (days when the daily loss was higher than the VaR): two in May—the first due to a more than usually high rise in the Brazilian currency inflation-indexed curve after the publication of a higher than expected inflation figure, and the second because of higher than normal increases in Spain’s and Mexico’s interest rate curves -, and one in June, due to the sudden widening of credit spreads, falls in stock markets and the depreciation of most currencies against the US dollar as a result of the deterioration of expectations on the outcome of the summit of EU heads of state (June 29).

The number of exceptions responded to the expected performance of the VaR calculation model, which works with a confidence level of 99% and an analysis period of one year (over a longer period of time, an average of two or three exceptions a year is expected).

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The backtesting exercises are regularly conducted for each relevant portfolio or strategy of the Group, and its main objective (as in the rest of contrasting tests) is to detect anomalies in the VaR model of each portfolio (for example, shortcomings in the parametrisation of the valuation models of certain instruments, not very adequate proxies, etc.). This is a dynamic process contextualised in the framework of the procedure for reviewing and validating the model.

6.2.1.5. Analysis of scenarios

Various stress scenarios were calculated and analysed regularly in 2012 (at least every month) at the local and global levels for all the trading portfolios and using the same suppositions by risk factor.

Maximum volatility scenario (worst case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility). As regards the variations, an historic volatility equivalent to six typical deviations is applied. The scenario is defined by taking each risk factor the movements which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. For year-end, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets (“flight into quality”), declines in stock markets, depreciation of all currencies against the euro, greater volatility and credit spreads. The table below shows the results of this scenario at the end of 2012.

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the Mark-to-Market (MtM) result, would be, if the stress movements defined in the scenario materialised, EUR 147.9 million, a loss that would be concentrated in Latin America (interest rates and equities) and Europe (credit spreads, exchange rate and interest rate).

Other global stress test scenarios

Various global scenarios (similar for all the Group’s units) are established:

•

Abrupt crisis: ad hoc scenario with very sudden movements in markets. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against the rest of currencies, rise in volatility and in credit spreads.

•

Crisis 11S: historic scenario of the 11 September 2001 attacks with a significant impact on the US and global markets. It is sub-divided into two scenarios: 1) maximum accumulated loss until the worst moment of the crisis, and 2) maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•

Subprime crisis. Historic scenario of the US mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. The scenarios have two time frames (one day and 10 days): in both cases there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•

Sovereign crisis: the severest historic scenario by the Committee of European Banking Supervisors (CEBS) to measure the market’s shock capacity between 15 April and 1 September 2010. Given the Group’s international sphere, four geographic zones are distinguished (US, Europe, Latin America and Asia), interest rate rises, falls in stock markets and volatilities are established, rises in credit spreads and depreciation of the euro and Latin American currencies and appreciation of Asian currencies against the dollar.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units supervised by the global committee of market risks. An early warning mechanism has also been established so than when the loss of a scenario is high in historic terms and/or the capital consumed by the portfolio in question, the business executive is informed.

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

Million euros

	Interest rates	Equities	Exchange rates	Credit spread	Commodities	Total
Total trading	(87.8)	(15.5)	(23.1)	(20.9)	(0.7)	(147.9)

Europe	(7.1)	(2.3)	(18.6)	(20.2)	(0.7)	(48.8)
Latin America	(77.7)	(13.0)	(2.7)	0.0	0.0	(93.4)
US	(2.1)	(0.2)	(1.6)	0.0	0.0	(3.9)
Global activities	(0.9)	0.0	(0.2)	(0.7)	0.0	(1.8)

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Here we show the results of the global scenarios for 2011 and 2012.

6.2.1.6. Linkage with balance sheet items. Other alternative risk measures

Below are the parts of the balance sheet of the Group’s consolidated position that are subject to market risk, showing the positions whose main risk metric is the VaR and where monitoring is also carried out with other metrics.

For activity managed with metrics different to the VaR, alternative measures are used, mainly: sensitivity to different risk factors (interest rates, credit spread, etc).

In the case of the trading portfolio. the securitisations and “level III” exposures (those in which not observable market data constitutes significant inputs in their corresponding internal models of valuation) are excluded from VaR measurement.

Securitisations are mainly treated as if they were credit risk portfolio (in terms of default, recovery rate, etc). For “level III” exposures, which are not very significant in Santander (basically derivatives linked to the home price index (HPI) in the activity of markets in Santander UK, and the not very significant portfolio of illiquid CDOs in the activity of markets of the parent bank), as well as in general for inputs that cannot be observed in the market (correlation, dividends, etc), a very conservative policy is followed, reflected in valuation adjustments as well as sensitivity.

RELATION OF RISK METRICS TO BALANCE SHEET OF GROUP’S CONSOLIDATED POSITION

Million euros

		Main market
		risk metrics		Main risk factor for
	Balance	VaR	Others	balance in “others”
Assets subject to market risk	310,929	204,668	106,261
Trading portfolios	177,917	176,781	1,136	Interest rate, credit spread
Other financial assets at reasonable value	28,356	27,887	469	Interest rate, credit spread
Financial assets available for sale	92,266	—	92,266	Interest rate, equities
Equities	4,454	—	4,454	Equity stakes
Hedging derivatives	7,936	—	7,936	Interest rate, exchange rate
Liabilities subject to market risk	195,104	194,754	621
Trading portfolio	143,242	143,242	271	Interest rate, credit spread
Other financial liabilities at reasonable value	45,418	45,068	350	Interest rate, credit spread
Hedging derivatives	6,444	6,444	—

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6.2.2. Structural market risks17

6.2.2.1. Structural interest rate

6.2.2.1.1. Europe and the United States

Generally, in these mature markets and in a context of low interest rates, the general positioning has been to maintain balance sheets with positive sensitivity to interest rate rises, both for the net interest margin (NIM) as well as for the economic value (market value of equity, MVE).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

At the end of 2012, the sensitivity of the NIM at one year to parallel rises of 100 basis points was concentrated in the euro interest rate curve, the US dollar and sterling, with the parent bank, the US subsidiary and Santander UK the units that contributed the most (EUR 183 million, $60 million and £14 million, respectively). Also important in the euro interest rate curve is the contribution of the risk of Banesto and Santander Consumer Finance. The sensitivity of the margin to the rest of convertible currencies is not significant.

At the same date, the main sensitivity of equity to parallel rises in the yield curve of 100 basis points was in the euro interest rate curve in the parent bank (EUR 527 million). As regards the dollar and sterling curves, the amounts were $297 million and £215 million, respectively).

6.2.2.1.2. Latin America

Due to differences in the macroeconomic context and the degree of maturity of these markets, the positioning with regard to the NIM was not homogeneous. There are countries with balance sheets positioned for interest rate rises and others for interest rate falls.

With regard to MVE, the general positioning of the balance sheets was such that the average duration of the asset was higher than that of the liability (negative sensitivity to interest rate rises).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

For Latin America as a whole, the consumption of risk at December 2012, measured to 100 b.p. of the financial margin18, stood at EUR 89 million (EUR 79 million at December 2011). It can be seen from the chart below that over 95% of the risk was concentrated in three countries: Brazil, Chile and Mexico.

[17]	Includes the entire balance sheet except for the trading portfolios.
[18]	Betas are used to aggregate the sensitivities of different curves.
[19]	Betas are used to aggregate the sensitivities of different curves.

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At the end of December 2012, risk consumption for the region, measured to 100 b.p. of asset value19, was EUR 916 million (EUR 957 million at December 2011). Over 95% of the asset value risk was concentrated in the same three countries: Brazil, Chile y Mexico.

The gap tables show the risk maturity structure in Latin America at the end of 2012.

LATIN AMERICA: REPRICING GAP OF INTEREST RATES* (31 DECEMBER 2012)

Million euros

	Total	3 months	6 months	1 year	3 years	5 years	>5 years	Non sensitive
Assets	335,544	110,329	28,284	28,334	55,765	19,476	24,093	69,263
Local currency	295,569	89,498	22,386	25,453	51,589	17,566	21,242	67,836
Dollar	39,975	20,832	5,898	2,881	4,175	1,910	2,850	1,428
Liabilities	335,544	157,545	6,767	20,145	41,762	7,855	7,661	93,808
Local currency	293,407	139,213	3,695	15,495	37,005	2,933	3,751	91,315
Dollar	42,137	18,332	3,073	4,650	4,758	4,922	3,910	2,493
Off-balance sheet	0	5,814	1,025	758	(3,482)	(3,447)	(1,524)	856
Gap	0	(41,402)	22,542	8,948	10,520	8,174	14,908	(23,689)

*	Aggregate gap of all currencies in the balance sheets of Latin American units, expressed in euros.

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6.2.1.1.3. Structural interest rate VaR of the balance sheet

As well as sensitivity to interest rate movements, Santander uses other methods to monitor the structural interest rate risk of the balance sheet including analysis of scenarios and calculation of the VaR, using methodology similar to that used for the trading portfolios.

The table below shows the average, minimum, maximum and year-end values of the VaR of structural interest rate risk.

BALANCE SHEET STRUCTURAL INTEREST RATE RISK (VaR)

VaR at 99%, with a time frame of one day. Million euros

	2012
	Minimum	Average	Maximum	Year-end
Structural interest rate risk (VaR)*	361.7	446.4	525.7	517.5
Diversification impact	(78.1)	(124.4)	(168.1)	(144.9)
Europe and US	334.4	451.4	560.8	552.0
Latin America	105.5	119.5	133.0	110.3

	2011
	Minimum	Average	Maximum	Year-end
Structural interest rate risk (VaR)*	256.0	273.1	328.1	328.1
Diversification impact	(97.9)	(116.8)	(109.6)	(99.3)
Europe and US	231.8	258.2	295.3	295.3
Latin America	122.1	131.7	142.4	132.1

	2010
	Minimum	Average	Maximum	Year-end
Structural interest rate risk (VaR)*	240.5	301.5	334.6	309.1
Diversification impact	(90.0)	(140.2)	(190.5)	(151.6)
Europe and US	217.8	279.9	329.3	308.6
Latin America	112.7	161.8	195.8	152.1

*	Includes VaR by credit spread in the ALCO portfolios.

The structural interest rate risk, measured in VaR terms at one day and at 99%, was an average of EUR 446.4 million in 2012. The contribution to it of the balances of Europe and the US was greater than that of Latin America. Of note was the high diversification between both areas.

6.2.2.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments.

This management is dynamic and seeks to limit the impact on equity of currency depreciations and optimise the financial cost of hedging.

As regards the exchange rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro beyond what the market estimates.

At the end of 2012, the largest exposures of a permanent nature (with potential impact on equity value) were concentrated in Brazilian reales, followed by sterling, US dollars, Mexican pesos, Chilean pesos and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange rate derivatives.

In addition, financial management at the consolidated level is responsible for exchange rate management of the Group’s expected results and dividends in those units whose currency is not the euro.

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6.2.2.3. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as portfolios available for sale (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

These positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for those that do not. At the end of 2012, the VaR at 99% with a one day time frame was EUR 281.4 million (EUR 305.7 million and EUR 218.5 million at the end of 2011 and 2012, respectively).

6.2.2.4. Balance sheet market risk

With a homogeneous metric such as the VaR, the total market risk in the banking book can be monitored, distinguishing between fixed income (both interest rate as well the credit spread for the ALCO portfolios), exchange rate and equities.

The total VaR is not high in terms of the Group’s volume of assets or equity. It has declined over the last few years due to the reduction in exchange rate risk and structural equity risk.

VaR OF THE BALANCE SHEET EXCLUDING TRADING ACTIVITY

VaR at 99%, with a time frame of one day. Million euros

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Non-trading VaR	454.8	593.1	659	659	460.4	534.4	812.2	582.1
Diversification effect	(355.5)	(390.7)	(561.9)	(347.1)	(419.4)	(446.2)	(325.2)	(337.0)
Interest rate VaR*	361.7	446.4	525.7	517.5	273.1	328.1	301.5	309.2
Exchange rate VaR	182.8	237.0	340.1	207.3	372.7	346.8	481.2	391.3
Equity VaR	265.7	300.4	355.0	281.4	234.0	305.7	354.7	218.5

*	Includes VaR by credit spread in the ALCO portfolios.

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6.3. Methodologies

6.3.1. Trading activity

6.3.1.1. VaR

The standard methodology that Grupo Santander applied to trading activities during 2012 was Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments that condition the levels of risk assumed to be efficiently and quickly incorporated. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day, one applying an exponential decline factor which accords less weight to the observations furthest away in time and another with the same weight for all observations. The reported VaR is the higher of the two.

The VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio, is based on market movements that really occurred without the need to make suppositions of formal functions nor of correlations between market factors, etc.), but also has limitations. The most important ones are the high sensitivity to the historic window used, the incapacity to capture large impact possible events if they do not occur in the window used, the existence of valuation parameters which do not have market input (such as correlations, dividends and recovery rate) and the slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Part of these limitations are corrected by using the stressed VaR (see later) and calculating the VaR with exponential decay and applying conservative valuation adjustments.

6.3.1.2. Analysis of scenarios

The VaR is not the only measurement. It is used because of its calculation facility and for being a good benchmark of the Group’s risk level, but other measures are also employed which allow for greater control of risks in all the markets where the Group operates.

Among these measures is analysis of scenarios, which consists of defining alternatives for the performance of different financial variables and obtain the impact on results by applying them to activities. These scenarios can replicate events that happened in the past (crisis) or determine possible alternatives that do not correspond to past events.

The potential impact on results of applying different stress scenarios to all the trading portfolios and considering the same suppositions by risk factor is calculated and analysed at least monthly. Three types of scenario are defined: possible, severe and extreme, obtaining along with the VaR a fuller spectrum of the risk profile.

In addition, levels of warning (triggers) are set for global scenarios, on the basis of the historic results of these scenarios and of the capital associated with the portfolio in question. In the event of surpassing these levels, those responsible for management of the portfolio are informed so they can take the necessary measures. At the same time, the results of the stress exercises at the global level, as well as the possible breaching of the levels set, are regularly reviewed by the global committee of market risks so that, if required, senior management is informed.

6.3.1.3. Analysis of positions. sensitivities and results

The market risk area, in line with the principle of independence of the business units, monitors the positions daily, both those of each unit as well as globally, and conducts an exhaustive control of the changes in the portfolios in order to detect possible incidents so that they can be corrected immediately.

The positions are traditionally used to quantify the net volume of the market values of the transactions in portfolio, grouped by main risk factor, and considering the delta value of the futures and options that could exist. All the risk positions can be expressed in the base currency of the unit and in the currency of homogenising information.

The market risk sensitivity measures are those that gauge the change (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

The daily drawing up of the income statement is also an excellent indicator of risks, as it enables the impact that changes in financial variables have on portfolios to be identified.

6.3.1.4. Credit management activity

Control of derivative activities and credit management should also be mentioned. This control, because of its atypical nature, is conducted daily according to specific measures. In the case of derivative activities, sensitivity to the price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) is controlled. In the case of credit management, measures such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels, etc., are systematically reviewed.

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As regards the credit risk inherent in trading portfolios and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional measurement began to be calculated (incremental risk charge, IRC), in order to cover the risk of default and rating migration that is not adequately captured in the VaR, via changes in credit spreads. The controlled products are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method for calculating the IRC is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%). The Monte Carlo methodology is used, applying a million simulations.

6.3.1.5. Other measures: stressed VaR (sVaR) and expected shortfall

As well as the usual VaR, Santander began to calculate stressed VaR every day, as of October 2011, for the main portfolios. The methodology for calculation is the same as that used for the VaR, with the following two exceptions:

•	Historic period of observation of factors: the stressed VaR uses a window of 250 figures, instead of one of 520 for the VaR.

•	In order to obtain the stressed VaR, unlike when calculating the VaR the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. As regards determining the period of observation, for each relevant portfolio, the methodology area has analysed the history of a subseries of market risk factors that were chosen on the basis of expert criteria taking into account the most relevant positions of the books.

Moreover. the expected shortfall (ES) has begun to be calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR20. The ES, unlike the VaR, has the advantage of capturing better the tail risk and of being a sub-additive metric.

6.3.2. Structural market risks

6.3.2.1. Structural interest rate risk

The Group analyses the sensitivity of net interest margin and of equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the bank. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are: the interest rate gap, the sensitivity of net interest margin and of equity value to changes in interest rate levels, Value at Risk (VaR), for the purposes of calculating economic capital.

6.3.2.1.1. Interest rate gap of assets and liabilities

Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. It provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity value.

All on- and off-balance sheet items must be disaggregated by their flows and looked at in terms of repricing/maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates made of the duration and sensitivity of them.

6.3.2.1.2. Net interest margin sensitivity (NIM)

The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current situation. The sensitivity is the difference between the two margins calculated.

[20]

The Basel Committee published in May 2012 a consultative document, “Fundamental review of the trading book”, which, among other things, recommends the use of the expected shortfall as the main metric for measuring the market risk of trading activity.

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6.3.2.1.3. Market value of equity sensitivity (MVE)

The sensitivity of equity value is an additional measure to the sensitivity of the net interest margin.

It measures the interest risk implicit in the equity value on the basis of the impact of a change in interest rates on the current values of financial assets and liabilities.

6.3.2.1.4. Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances.

The separation between the stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model the monthly cash flows are obtained and used to calculate the NIM and MVE sensitivities.

The model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the customer (in this case analysis of historic data is combined with the expert business view).

•	Market data.

•	Historic data of the portfolio.

6.3.2.1.5. Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet (specifically for the portfolio of investment in fixed rate mortgages) are at low levels. In these units the risk is modelised and some changes can also be made to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine the pre-payment of borrowers. As a result, the models for assessing options must be combined with empirical statistical models which seek to capture the prepayment performance. Some of the factors are:

•	Interest rate: the differential between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs;

•	Seasoning: pre-payment trend downward at the start of the instrument’s life cycle (signing of the contract) and upward and stabilising as time passes;
•	Seasonality: the amortisations or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a)	Age: defines low rates of pre-payment.

b)	Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c)	Others: geographic mobility, demographic, social, available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

6.3.2.1.6. Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: maximum expected loss under historic simulation with a confidence level of 99% and a time frame of one day. As for the trading portfolios, a time frame of two years, or 520 daily figures, is used, obtained from the reference date of the VaR calculation back in time.

6.3.2.2. Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

6.3.2.3. Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

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6.4. Management framework

6.4.1. Organisational and governance structure

The market and structural risks area is integrated into one of the Group’s two general risk directorates. The missions of the market risk function are:

•	To define and supervise the market risk management model, which includes corporate policies, defining the risks map and segmentation criteria.

•	Control and manage the consolidation, reporting and centralised admission process of market risks.

These missions rest on five basic pillars, vital for correct management of market risks:

•	Measurement, analysis and control of market and liquidity risks.

•	Calculation, analysis, explanation and conciliation of results.

•	Defining, capturing, validating and distributing market data.

•	Admission of limits, products and underlying assets.

•	Consolidation of information.

In turn, market risks management is guided by the following basic principles:

•	Involvement of senior management.

•	Independence of the risk function from business.

•	Clear definition of powers.

•	Risk measurement.

•	Limiting risks.

•	Analysis and control of risk positions.

•	Establishing risk policies and procedures.

•	Assessing risk methodologies.

In the same way that the market risks function is structured at the corporate or global level, each local market risk unit has and arranges its functions, with the adjustments that arise in accordance with its specific business, operational and legal requirement features, etc.

For the correct functioning of global policies and local execution, the global area of market risks and local units carry out different functions:

•	Global market risk:

•	Establish, propose and document risk policies and criteria, the global limits and the decision-making and control processes.

•	Generate management frameworks, systems and tools.

•	Promote and support their implementation and ensure they function effectively in all units.

•	Know, assimilate and adapt the best practices inside and outside the Group.

•	Promote activity for obtaining results.

•	Consolidate, analyse and control the market risk incurred by all units of the perimeter.

•	Local market risk units:

•	Manage risks.

•	Transfer, adapt and assume internally the corporate policies and procedures through local approval.

•	Define and document policies and lead local sphere projects.

•	Apply policies and decision-making systems to each market.

•	Adapt the organisation and management frameworks and corporate rules.

•	Contribute critical and best practices, as well as local knowledge and proximity to customers/markets.

•	Assume greater responsibilities in decisions, control and management of risks.

•	Measure, analyse and control market risk within the sphere of responsibility.

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COMMITTEES WITH RESPONSIBILITIES IN MARKET RISK

Sphere	Hierarchical level	Name
	Executive	Executive Committee
Markets Committee
Risk Committee
	Risk division	Risk Management Committee
Centralised sphere		Global Committee of the General Directorate of Risk
Permanent Risk Committee
Corporate Risk Committee, Brazil
	Areas and departaments dependent on	Global Market Risk Committee
	the Risk Division	Underwriting and Structured Products Committee
Models Committee
	Units	Risk Committees in the Banks of the Group/Countries
Risk Committees of Branches Abroad
Decentralised sphere		Risk Committees in Business Units
Local ALCOs
Other committees

The committees, by hierarchical order, which have powers in decision-making, control and monitoring of market risks are set out above.

The collegiate organ of the market risks area is the global market risk committee (GMRC). This committee is responsible for the functioning of market risk in Grupo Santander, both at the centralised level (global areas) and local level (local units). It gets its powers directly from the risk committee, the maximum organ responsible for the risks function in Grupo Santander.

6.4.2. System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level (described in Section 2.3 of this report). This process is part of the annual limits plan, which is drawn up by the Group’s senior management and administered by the general directorate of risks in a way that involves all the Group’s institutions.

6.4.2.1. Definition of limits

The market risk limits used in Grupo Santander are established on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative criterion. The main ones are:

Trading limits:

•	VaR limits.

•	Limits of equivalent positions and/or nominal.

•	Sensitivity limits to interest rates.

•	Vega limits.

•	Risk limits of delivery by short positions in securities (fixed income and equities).

•	Limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	Loss trigger.

•	Stop loss.

•	Credit limits:

•	Limit on the total exposure.

•	Limit to the jump to default by issuer.

•	Others.

•	Limits for origination operations.

Structural interest rate risk of the balance sheet:

•	Sensitivity limit of net interest margin at 1 year.

•	Sensitivity limit of equity value.

Structural exchange rate risk:

•	Net position in each currency (for positions of hedging results).

These general limits are complemented by sub-limits. In this way, the market risk area has a structure of limits sufficiently

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granular to conduct an effective control of the various types of market risk factors on which an exposure is maintained. Positions are tracked daily, both of each unit as well as globally. An exhaustive control is made of the changes in the portfolios, in order to detect possible incidents for their immediate correction. Meanwhile, the daily drawing up of the income statement by the market risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

6.4.2.2. Structure of limits

The table below shows the levels of applying limits, the categories and the sphere of control in which they are classified and their levels of approval.

STRUCTURE OF LIMITS

Levels	Category/Control	Approval
	Global/Global control	Risk Committee
Activity /
Unity	Global/Local control	Global Market Risk Committee
	Local/Local control	Local market risks

•	Global limits of global control: The Risks Committee approves the limits at the activity/unit level in the annual process of setting limits. Changes that are subsequently made can be approved by the Global Market Risk Committee, in accordance with the powers delegated in it.

These limits are requested by the relevant business executive in each country/entity on the basis of the nature of the business and the budget established, seeking consistency between limits and the return/risk ratio.

•	Global limits of local control: On the basis of the local features of products, and of the internal organisation of business, sub-limits are set for the aforementioned activities in order to exercise greater control of the positions maintained in each business. Sub-limits are set by risk factor, currency positions. equity positions, sensitivity by currencies and maturities, vega by maturities, etc.

6.4.2.3. Compliance and control of limits

Business units must comply with the approved limits. The possible excesses trigger a series of actions by the local and global market risk areas, risk management committees or the Risks Committee in order to reduce the risk levels and control them more strictly or executive actions, which can make the risk takers reduce the risks levels assumed.

The local executives for market risk notify the excesses to the business executives. These have to explain the reasons for the excess and, where appropriate, provide the plan of action to correct the situation. The business executive must respond, in writing and on the day, to the requirement made. The alternatives are to reduce the position to the prevailing limits or set out the strategy that justifies an increase in the limits.

If the excess situation continues without a response by the business unit for three days, the market risks area contacts the relevant global business executives and informs them of this, and requests adjustment measures be taken. If this situation persists 10 days after the first excess, the market risks area will contact senior risk management so that a decision can be taken.

6.5. Internal model

Grupo Santander had, at the end of 2011, approval from the Bank of Spain for its internal market risk model for calculating regulatory capital in the trading portfolios of units in Spain, Chile, Mexico and Portugal. The Group’s objective is to gradually increase approval to the rest of units.

The regulatory capital consolidated by the internal model of market risks for Grupo Santander is obtained by adding the regulatory capital of each of the units for which there is the corresponding Bank of Spain approval. A conservative criterion is used for consolidating the Group’s capital, as it does not take into account the savings in capital derived from the diversification impact among various countries.

As a result of this approval, the regulatory capital of trading activity for the commented perimeter is calculated via advanced methods, using VaR as the fundamental metric, the stressed VaR and the incremental risk charge (IRC), in line with the new capital requirements demanded by the Basel agreements.

We closely co-operate with the Bank of Spain in order to advance in the perimeter susceptible of entering into the internal model (at the geographic and operational levels), as well as in analysis of the impact of new requirements, in line with the documents published by the Basel Committee to strengthen the capital of banks.

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7. LIQUIDITY RISK AND FUNDING

7.0. Structure of this section

After an introduction to the liquidity risk concept and funding in Grupo Santander (pages 226-227), we present the liquidity management framework set by the Group, including monitoring and control of liquidity risk (pages 227-230).

We then look at the funding strategy for the Group and its subsidiaries over the last three years (pages 231-233), with particular attention to the liquidity evolution in 2012. The evolution of the liquidity management ratios in 2012 and business and market trends that gave rise to it are shown on pages 233-236.

The section ends with a qualitative description of the prospects for funding in 2013 for the Group and its main countries (page 236).

7.1. Introduction to the treatment of liquidity risk and funding

▶	Santander developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.

▶	This structure makes it possible for Santander to take advantage of its solid business model in order to maintain comfortable liquidity positions at Group level.

▶	In the last few years, it has been necessary to adapt the funding strategies to the new commercial business trends and the markets’ conditions.

▶	In 2012, and in a very demanding environment, the Group strengthened its liquidity situation and that of its subsidiaries, enabling it to tackle 2013 from a good starting point.

Liquidity management and funding have always been basic elements in Banco Santander’s business strategy and a fundamental pillar, together with capital, in supporting its balance sheet strength.

Relegated during the expansion period to a second level importance, liquidity has recovered its importance in the last few years because of the rising tensions in financial markets against the backdrop of a global economic crisis. This scenario has enhanced the importance for banks of having appropriate funding structures and strategies to ensure its intermediation activity,

During this period of stress, Santander has enjoyed an appropriate liquidity position, higher than that of its peers, which has given it a competitive advantage to develop and expand its activity in an increasingly demanding environment.

This better position for the whole Group has been supported by a decentralised funding model consisting of autonomous subsidiaries and self-sufficient in liquidity. Each subsidiary is responsible for covering the liquidity needs of its current and future activity, either through deposits captured from its customers in its area of influence or through recourse to the wholesale markets in which it operates, within a framework of management and supervision coordinated at the Group level.

The funding structure is one that shows its greatest effectiveness in situations of high levels of market stress as it prevents the difficulties of one area from affecting the funding capacity of the Group and of other areas, as could happen in the case of a centralised funding model.

This funding structure also benefits from the opportunities of a solid retail banking model: with a significant presence (market shares of around 10% or more) in 10 high potential markets, focused on retail clients and high efficiency. All of this gives our subsidiaries a big capacity to attract stable deposits, as well as a strong issuance capacity in the wholesale markets of these countries, generally in their own currency, and backed by the strength of their franchise and belonging to a leading group.

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At the end of 2012, the Group’s large management units, from the standpoint of funding, were self-financing except for Santander Consumer Finance because of the nature of its business. The main balance sheet items were as follows:

MAIN UNITS AND BALANCE SHEET ITEMS

December 2012. EUR billion

			Customer	M/LT
	Total assets	Net loans	deposits*	funding**
Spain	356.1	194.2	201.9	84.9
SCF	74.0	56.7	31.9	7.4
Portugal	42.2	26.0	24.0	3.2
Poland- BZ WBK	14.9	9.7	11.2	0.1
UK	359.7	250.5	194.5	76.0
Brazil	148.7	74.5	69.8	21.2
Mexico	46.9	20.4	24.7	2.1
Chile	40.7	29.7	22.4	6.8
Argentina	8.3	5.2	6.3	0.0
US	62.9	41.3	38.1	11.7

Total Group	1,269.6	720.5	638.2	213.6

*	Includes retail commercial paper in Spain.
**	M/L term issues in the market, securitizations and other secured financing in markets, and funds borrowed from FHLB lines. All of them for their nominal value.

Santander’s management of funding and liquidity risk, both theoretical and practical, is set out in the following sections:

•	Liquidity management framework – monitoring and control of liquidity risk.

•	Funding strategy and evolution of liquidity in 2012.

•	Outlook for 2013.

7.2. Liquidity management framework-monitoring and control of liquidity risk

Management of structural liquidity aims to fund the Group’s recurring activity in optimum conditions of term and cost, avoiding the assumption of undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.
•	Needs derived from medium and long term activity must be financed by medium and long term instruments.

•	High contribution from customer deposits, derived from the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/investors, markets/currencies and terms.

•	Limited recourse to short-term funding.

•	Availability of a sufficient liquidity reserve, which includes the discount capacity in central banks to be used in adverse situations.

The effective application of these principles by all the entities that comprise the Group required development of a unique management framework built around three essential pillars:

•	A solid organisational and governance model that ensures the involvement of the senior management of subsidiaries in decision-taking and its integration into the Group’s global strategy.

•	Deep balance sheet analysis and measurement of liquidity risk, which supports decision-taking and its control.

•	Management adapted in practice to the liquidity needs of each business.

7.2.1. Organisational model and governance

Decision-taking process regarding structural risks, including liquidity risk, is carried out by local asset and liability committees (ALCOs) in coordination with the markets committee.

The markets committee is the main body at Group levels, which coordinates and supervises all the global decisions that influence measurement, management and control of liquidity risk. It is headed by the chairman of the bank and comprises the 2nd vice-chairman and chief executive officer, the 3rd vice-chairman (who is, in turn, the chairman of the delegated risk committee), the chief financial officer and the senior vice-chairman for risk and those responsible for the business and analysis units.

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In line with these principles, the local ALCO set the strategies that ensure and/or anticipate the funding needs of their business. They are supported by the financial management and market risk areas, which present analysis and proposals for a correct management and control compliance with the limits set.

In line with best governance practices, the Group establishes a clear division between executing the financial management strategy (the responsibility of the financial management area) and monitoring and control (the responsibility of market risks).

7.2.2. Balance sheet analysis and measurement of liquidity risk

Taking decisions on funding and liquidity is based on a deep understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of future liquidity needs generated from businesses (projection of liquidity), as well as from expected access to and current situation of funding sources in the wholesale markets.

The objective is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term needs with stable sources of funding, optimising the impact of its cost on the income statement.

This requires monitoring of the structure of balance sheets, forecasting short and medium-term liquidity and establishing the basic metrics.

At the same time, various stress tests are also conducted taking into account the additional needs that could arise from various extreme, although possible, events. These could affect the various items of the balance sheet and/or sources of financing differently (degree of renewal of wholesale financing, deposit outflows, deterioration in the value of liquid assets, etc.), whether for global market reasons or specific ones of the Group.

The inputs for drawing up the various contingency plans for the Group are obtained from the results of the analysis of balance sheets, forecasts and scenarios which, in turn, enable a whole spectrum of potentially adverse circumstances to be anticipated.

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All these actions are in line with the practices being fostered by the Basel Committee in order to strengthen the liquidity of banks, whose objective is to define a framework of principles and metrics that is still under observation.

Greater detail on the measures, metrics and analysis used by the Group and its subsidiaries to manage and control liquidity risk is set out below:

Methodology for monitoring and controlling liquidity risk

The objectives of the Group’s liquidity risk measures are:

•	To achieve greater efficiency in measuring and controlling liquidity risk.

•	To support financial management, for which the measures are adapted to the form of managing the Group’s liquidity.

•	Alignment with BIS III to avoid “conflicts” between different limits and facilitate their management.

•	Be an early warning system, anticipating potential risk situations by monitoring certain indicators.

•	Attain the involvement of countries. The metrics are developed on the basis of common and homogeneous concepts that affect liquidity, but the analysis and adaptation of each unit is needed.

There are two types of basic metrics used to control liquidity risk: dynamic and static ones. The first category basically includes the liquidity gap and the second one the balance sheet’s net structural position. As an additional element, the Group develops various stress scenarios. These three metrics are as follows:

a) Liquidity gap

The liquidity gap provides information on the contractual and estimated (by hypothesis) cash inflows and outflows for a certain period of time, for each of the main currencies in which the Group operates.

The gap provides information on the sources and uses of funds expected in specific time periods, in relation to the total on- and off-balance sheet items. This analysis tool is obtained from the net of the structure of maturities and flows for each period established. The liquidity available is contrasted with the needs arising from maturities.

In practice, and given the different performances of a same item in the Group’s subsidiaries, there are common standards and methodologies to homogenise the building of liquidity risk profiles for each unit as well as be presented in a comparable way to the bank’s senior management.

In the Group’s case, a consolidated look at the liquidity gaps is of very limited use for managing and understanding liquidity risk. This use is even more reduced if the gaps result from the use of contractual maturities.

Of note in the various analysis made using the liquidity gap is that for wholesale funding. On the basis of this analysis a metric has been defined whose objective is to guarantee that sufficient liquid assets are maintained in order to attain a minimum liquidity horizon, in a scenario in which wholesale funding is not renewed at its maturity.

The minimum liquidity horizons are determined in a corporate and homogeneous way for all units/countries, which must calculate their wholesale liquidity metric in the main currencies in which they operate.

Bearing in mind the market tensions in 2012, this wholesale liquidity gap is closely monitored in the parent bank and in the euro zone units.

At the end of 2012, all units were in a comfortable position in the horizons established for this scenario.

b) Net structural position

The objective of this metric is to determine the reasonability of the financing structure of the balance sheet. The Group’s criterion is to ensure that the structural needs (customer loans, fixed assets, etc.) are covered by an adequate combination of wholesale funding sources and a stable base of retail deposits.

Each unit draws up its liquidity balance sheet in accordance with the features of their businesses and compare them with the various funding sources they have. The main factors taken into account when determining this metric are the recurrence of the businesses to be financed, the stability of funding sources and the capacity of assets to become liquid.

In practice, each subsidiary draws up its liquidity balance sheet (different from the accounting one) by classifying the various asset and liability items and off-balance sheet ones on the basis of their nature for the purposes of liquidity. This determines the financing structure that must comply at all times with a key premise: basic businesses must be financed with stable funds and medium and long term funding. All of this guarantees a sound financial structure and the sustainability of business plans.

At the end of 2012, the Group had a structural liquidity surplus of EUR 157,000 million following improvements in the main units.

c) Analysis of scenarios

As an additional element to the metrics, the Group develops various stress scenarios. The main objective is to identify the critical aspects in each potential crisis and define the most appropriate management measures to tackle each of these situations.

Generally speaking the units take into account three scenarios in their liquidity analysis: systemic, idiosyncratic and hybrid. These represent the minimum standard analysis established for all the Group’s units and which are provided to senior management. Each of the units also develops ad hoc scenarios that replicate significant historic crises or specific liquidity risks of their environment.

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The main features of the three basic scenarios are:

•	An idiosyncratic crisis only affects a bank but not its environment. This is basically reflected in wholesale funds and in retail deposits, with various percentages of outflows depending on the severity defined.

Within this category a specific crisis scenario that a local unit could suffer as a result of a crisis in the parent bank (Banco Santander) is studied. This scenario was particularly relevant in 2012 because of tensions suffered by countries on the periphery of the euro zone.

•	A systemic crisis is an attack by the international financial markets on the country where the local unit is located. Each unit would be affected to varying degrees, depending on its relative position in the local market and the image of soundness it has. Among other factors which would be affected in this scenario are, for example, the wholesale funding lines from the closure of markets or the liquid assets linked to the country whose market value would be significantly reduced.

•	Hybrid crisis. In this scenario, some of the factors mentioned in the scenarios above are stressed. Particular attention is paid to the most sensitive aspects from the standpoint of the unit’s liquidity risk.

These metrics and scenarios are directly linked to the process of drawing up and executing the liquidity contingency plan by the financial management area.

At the end of 2012, and in a scenario of a potential systemic crisis affecting the wholesale funding of units in Spain, Grupo Santander had an appropriate liquidity position. The wholesale liquidity metric horizon in Spain (included within the liquidity gap measures) showed levels of more than 90 days during which the liquidity reserve would cover all the maturities of wholesale financing.

As well as these three metrics, a series of internal and market variables was defined as early warning indicators of possible crises, which can also state their nature and severity. Their integration in daily liquidity management enables situations that could affect the Group’s liquidity risk to be anticipated. Although these alerts vary from country to country and from bank to bank on the basis of specific determinants, some of the parameters used are common in the Group such as Banco Santander’s level of CDS, the evolution of deposits from customers and the interest rate trend of central banks.

7.2.3. Management adapted to business needs

In practice, and in line with the financing principles set out, Grupo Santander’s liquidity management consists of:

•	Drawing up every year a liquidity plan based on the funding needs derived from the budgets of each business and the methodology already described. On the basis of these liquidity needs and taking into account prudent limits of recourse to short-term markets, an issuance and securitisation plan for the year for each subsidiary/global business is established by the financial management area.
•	Monitor during the year the evolution of the balance sheet and of the financing needs of the subsidiaries/businesses, which gives rise to updating the plan.

•	Maintain an active presence in a large number of wholesale funding markets that enables an appropriate structure of issues to be sustained, diversified by products and with an average conservative maturity.

The effectiveness of this management is based on implementation in all subsidiaries. Each subsidiary budgets the liquidity needs based on its activity of intermediation and assesses its capacity of recourse to wholesale markets in order to establish an issuance and securitisation plan, in coordination with the Group.

The Group’s main subsidiaries are self-sufficient as regards their structural financing. The exception is Santander Consumer Finance which needs the support of other Group units, particularly that of the parent bank, given its nature as a consumer finance specialist operating mainly via dealers. This financing is always done at market prices on the basis of the maturity term and the internal rating of the borrower.

In any case, the parent bank’s support for Santander Consumer Finance has been reduced to less than a third in the last three years (from EUR 15,000 million in 2009 to around EUR 4,500 million). The developments underway to attain self-financing levels similar to those of the rest of the subsidiaries, through recourse to retail clients as well as wholesale funding, are successfully covering their phases and will be completed in the short term.

7.3. Financing strategy and evolution of liquidity in 2012

7.3.1. Funding strategy

Santander’s financing activity over the last few years has achieved its objective of adequately funding the Group’s recurring activity in a very demanding environment characterised by a greater perception of risk, scarce liquidity in certain maturity terms and their higher cost.

This good performance was supported by extending the management model to all the Group’s subsidiaries, including new ones, and, on top of that, adapting the subsidiaries’ strategy to the increasing requirements of markets. These requirements have not been the same for all markets and have attained much higher levels of difficulty and pressure in some areas such as on the periphery of Europe.

It is possible, however, to extract a series of general trends implemented by Santander’s subsidiaries in their funding and liquidity management strategies in the last three years. They are the following:

•	Lower growth in lending because of the environment, particularly in countries such as Spain and Portugal

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undergoing adjustments. On the other hand, growth in emerging markets (Latin America) and in units and businesses under development (US, Germany, Poland and UK SMEs).

Group loans excluding repos increased by around EUR 40,000 million since the end of 2009 (+6%), including those by new units incorporated to the Group (Poland and Germany).

•	Priority focus on capturing customer funds. Group deposits excluding repos but including retail paper rose by EUR 122,000 million (+26%), a growth three times more than that of lending.

All countries increased deposits, particularly those units that grew the most in lending and those under higher stress from the markets. Among the first group are Brazil, Mexico and Chile with a combined rise in deposits of 31% in local currency, and among the second Spain and Portugal whose deposits grew by 33% in the last three years.

•	Maintain adequate and stable levels of medium and long term wholesale funding at the Group level (22% of balance sheet for liquidity management purpose at the end of 2012 vs. 23% in 2009). The decentralised model for subsidiaries helped to maintain a high level of activity in wholesale markets in a more demanding period.

Of note was the greater activity in the UK resulting from the change in regulatory conditions, and of the main Latin American countries (Brazil, Mexico and Chile) because of their strong growth in lending.

In Europe, the securitisation activity of Santander Consumer Finance was extended to new markets such as Finland, Sweden and Norway, converting their units into pioneers in securitisation of auto finance. Also noteworthy was the incorporation in 2012 of SHUSA, Santander Group’s holding in the US, to the pool of the Group’s significant issuers.

Lastly, in Spain, where business required reduced liquidity needs in the last three years, the Group maintained a conservative issuance policy (EUR 54,000 million of medium and long term debt in 2010-2012, close to 80% of maturities and amortisations), taking advantage of the strength of the Santander brand and credit quality.

•	Ensure a sufficient volume of assets eligible for discount in central banks and other public institutions as part of the liquidity reserve (as set out in page 235 of this report) to meet stress situations in wholesale markets.

The Group increased its total discounting capacity in 2012 to around EUR 130,000 million (close to EUR 100,000 million in 2010 and 2011). This required from the subsidiaries a continuous strategy to generate assets eligible for discount in order to compensate for the reduction in the value of guarantees as a result of downgrading of ratings in the period, particularly of sovereign debt and related assets.

A large part of this total discounting capacity was generated by the units in the euro zone. These benefited from the quality of their assets and from the extraordinary monetary policy measures implemented by the European Central Bank (ECB) at the end of 2011 and the beginning of 2012 (basically, widening of collateral and three-year liquidity auctions) in order to boost its liquidity buffer notably.

At the end of 2012, Santander had a total volume eligible for discounting that comfortably exceeded the commercial gap (i.e. the difference between net loans and deposits) at Group level. It represents more than 160% of the gap after the dynamics of the aforementioned volumes, which were developed more intensely in 2012.

During 2012, and faced with the situation in the euro markets, Santander followed a prudent policy of depositing in the same central banks included in the Eurosystem most of the funds raised from them, as an immediate liquidity reserve, making its global net position virtually zero.

In January 2013, the improvement in the Group’s liquidity position and that of the units in Spain, combined with an easing in the wholesale funding markets, led Santander to return all of the funds taken by Banco Santander and

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Banesto in the first auction of Long Term Refinancing Operations (LTROs) conducted by the ECB in December 2011. Santander returned EUR 24,000 million deposited in the Eurosystem central banks, the maximum allowed in the first repayment window offered by the ECB.

All these developments made on the foundations of a solid liquidity management model made it possible for Santander to enjoy a very robust financing structure that sets it apart from most of its international peers. The basic features of this structure are:

•	High relative share of customer deposits in an essentially retail banking balance sheet.

Customer deposits are the main source of the Group’s financing. Including retail commercial paper (given its role as replacing time deposits in Spain), they accounted for around two-thirds of the Group’s funding and 89% of net loans at the end of 2012.

They are also very stable funds given their retail origin (more than 85% of the deposits come from retail banking).

*	Balance sheet for the purposes of liquidity management: total balance sheet net of trading derivatives and interbank balances.
**	Including retail commercial paper in Spain.
•	Diversified wholesale funding focused on the medium and long term and with a very small relative share of short term.

Medium and long term funding accounts for less than one quarter of the Group’s funding and comfortably covers the rest of net loans not financed by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 1/3 senior debt, 1/3 covered bonds, 1/3 securitisations and the rest) and also by markets so that those with the highest shares in issues are those where investor activity is the strongest.

The charts showing the geographic distribution of gross loans and of medium and long term funding are shown below so that their similarity can be appreciated.

The bulk of medium and long term wholesale funding consists of debt issues. Their outstanding balance at the end of 2012 was EUR 153,000 million nominal, with an average maturity of 3.8 years and an appropriate distribution profile.

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The distribution by instruments, the evolution over the last three years and their maturity profile were as follows:

MEDIUM AND LONG TERM DEBT ISSUES, GRUPO SANTANDER

Million euros

Evolution of outstanding balances in nominal value

	December 2012	December 2011	December 2010
Preferred shares	4,765	5,657	7,525
Subordinated debt	11,004	14,184	20,633
Senior debt	69,916	73,693	63,519
Covered bonds	67,468	68,240	62,974

Total*	153,152	161,774	154,651

Distribution by maturity, December 2012*

	0-1	1-3	3-6	6-9	9-12	12-24	2-5	Over 5
	month	months	months	months	months	months	years	years	Total
Preferred shares	0	0	0	0	0	0	0	4,765	4,765
Subordinated debt	0	194	0	0	0	227	4,824	5,759	11,004
Senior debt	4,533	6,436	6,840	4,297	4,389	15,438	23,368	4,615	69,916
Covered bonds	0	2,808	3,551	4,696	300	11,267	29,811	15,035	67,468

Total*	4,533	9,437	10,391	8,993	4,689	26,932	58,003	30,174	153,152

*	In the case of issues with put option in favour of the holder, the maturity of the put option will be considered instead of the contractual maturity.

Note: the entire senior debt issued by the Group’s subsidiaries does not have additional guarantees.

As well as debt issues, the medium and long term wholesale funding is completed by lines from the Federal Home Loan Banks in the US (EUR 10,000 million at the end of 2012) and by funds obtained from securitisation activities. The latter includes securitisation bonds placed in the market, other collateralised financing and other special ones for a total amount of EUR 50,000 million and an average maturity of around 2.5 years, which compares well with market standards.

The wholesale funding of short term issuance programmes is a marginal part of the structure as it accounts for less than 2% of financing (excluding the aforementioned retail commercial paper) and is well covered by liquid financial assets.

The outstanding balance at the end of 2012 was EUR 17,000 million, mainly raised by the UK unit and the parent bank through existing issuance programmes: various programmes of CDs and commercial paper of the UK (60%), European commercial paper and US commercial paper of the parent bank (25%), and from other units (15%).

In short, Santander enjoys a very solid and robust financing structure based on an essentially retail banking balance sheet that enables the Group to cover comfortably its structural liquidity needs (loans and fixed assets) with permanent structural funds (deposits, medium and long term funding and equity), which generates a large surplus of structural liquidity.

This robustness at the Group level is also distinctive of the balance sheets of the countries in which we operate and of the main subsidiaries, except for Santander Consumer

Finance. The commercial gap of these subsidiaries is amply covered by issues and medium and long term financing, the recourse to short-term funds is very small and, as a result, there is a structural liquidity surplus.

7.3.2. Evolution of liquidity in 2012

▶	Further improvement in liquidity ratios (Group LTD: 113%), backed by deleveraging in key markets and by issuance of the main subsidiaries (EUR 43,000 million of medium and long term issues and securitisations).

▶	Strengthened position with a high liquidity reserve (EUR 217,000 million).

▶	Facing 2013 from a comfortable position enabled the repayment of the EUR 24,000 million borrowed from the ECB (100% of funds borrowed by Banco Santander and Banesto in the first LTROs auction).

From the funding standpoint, 2012 was the most demanding of the last few years. The intensified Greek crisis and doubts on the euro’s survival sharply pushed up the risk premiums of the sovereign debt of many European countries to their highest levels since the creation of the single currency. This tension led to the narrowing of wholesale markets for most of the year, particularly in countries on the periphery, with reduced issueing “windows” at the start and the end of the year only for the best credit quality companies. This issuance difficulty increased the appetite for retail deposits even further; they had already been the object of strong competition in most European markets.

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In this context Santander managed to improve its liquidity position as reflected in two basic aspects:

1. Improvement in basic liquidity ratios

The table shows the evolution in the last few years of the basic metrics for monitoring liquidity at the Group level:

GRUPO SANTANDER MONITORING METRICS

	2012	2011	2010	2009	2008
Net loans/net assets*	74%	77%	75%	79%	79%
Net loan-to-deposit ratio	113%	117%	117%	135%	150%
Customer deposits and medium and long term funding/net loans	118%	113%	115%	106%	104%
Short term wholesale funding/net liabilities	2%	2%	3%	5%	7%
Structural liquidity surplus (%/net liabilities*)	16%	13%	14%	8%	4%

*	Balance sheet for liquidity management purposes.

Note: in 2011 and 2012, customer deposits include retail commercial paper in Spain (excluding short term wholesale funding).

At the end of 2012, and compared to 2011, Grupo Santander registered:

•	A fall in the ratio of loans/net assets (total assets less trading derivatives and interbank balances) to 74% due to the decline in lending in the environment of deleveraging. The ratio reflects the retail nature of Santander’s balance sheet.

•	An improvement in the net loan-to-deposit ratio to 113% (including retail commercial paper) from 117% in 2011. This continued the downward trend started in 2008 (150%), the result of the effort made to capture retail deposits throughout the Group.

•	The ratio customer deposits and medium and long term financing/lending also improved, combining the improvement in liquidity from business management with the Group’s issuance capacity. The ratio was 118% (113% in 2011), well above 104% in 2008.

•	Recourse to short-term wholesale funding was also reduced (below 2%), in line with that in 2011.

•	Lastly, the Group’s structural surplus (i.e., the excess of structural financing funds -deposits, medium and long term funding and capital- over structural liquidity needs -net loans and fixed assets-) rose significantly in 2012 to EUR 157,000 million, basically due to the reduction in the commercial gap.

This improvement in the Group’s liquidity position is the result of the evolution of several subsidiaries. Of note were Spain and Portugal with a combined loan-to-deposit ratio (including retail commercial paper) of 97% at the end of 2012 (118% in 2011), which improved the Group’s average ratio.

The table below sets out the most frequently used liquidity ratios for Santander’s main units at the end of 2012.

LIQUIDITY RATIOS FOR THE MAIN UNITS

December 2012. (%)

	Net loan-to-deposit	Deposits+M & LT
	ratio	funding/net loans
Spain	96	148
Portugal	108	105
Santander Consumer Finance	178	69
Poland-BZ WBK	87	116
UK	129	108
Brazil	107	122
Mexico	82	132
Chile	132	98
Argentina	83	120
US	108	121

Total Group	113	118

Note. In Spain, including retail commercial paper in deposits.

The drivers behind the improvements in the liquidity ratios in 2012, at Group level and in the subsidiaries, were:

•	A generalised reduction in the commercial gap, taking advantage of the capacity to capture customer funds and the deleveraging trends in some countries, and;

•	A high issuance capacity in wholesale markets.

As regards the first factor, many units in 2012 focused on increasing their customer deposits as the basis for financing growth in lending.

The greater growth was concentrated in Spain (+EUR 22,000 million) where Santander took advantage of customers searching for quality to gain market share (via deposits and retail commercial paper) in a market undergoing restructuring. The combination of this trend with the decline in lending because of deleveraging explains the significant improvement in liquidity ratios. Portugal shows similar, but not so strong, trends.

Overall, these trends enabled the units in Spain and Portugal to reduce by more than EUR 42,000 million their commercial gap, a volume almost double that of the maturities in their issues of medium and long term debt during the year.

In the UK, the US and Latin America, where there is increasing access to more normalised medium and long term wholesale markets, the evolution of deposits in the various units was limited to accompanying growth in lending. In the case of Santander Consumer Finance and Poland’s BZ WBK (the latter with a surplus of deposits over loans) management was more centred on optimising the cost of funds.

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As regards issuance, the Group was supported by market and currency diversity, and by the “windows” offered by euro markets, to maintain high levels of fund raising even in unfavourable scenarios.

The Group captured EUR 43,000 million in medium and long term issues of fixed income and securitisations in 2012. The chart below sets out their distribution by instruments and geographic areas.

MEDIUM AND LONG TERM ISSUES AND SECURITISATIONS PLACED IN THE MARKET

January-December 2012

Note: other collateralised financing is included in securitisations.

Issues were made in 10 currencies, involving 13 issuers in 10 countries, with an average maturity of around 4.3 years.

Medium and long term issues (senior debt and covered bonds) raised EUR 31,000 million. Two points are worth mentioning:

•	The parent bank’s issuance capacity (almost EUR 16,000 million with Banesto) in a scenario as adverse as that in 2012, which underscored Santander’s financial strength for international investors.

•	The jump made by Latin American units both in quantitative (more than EUR 8,000 million issued) and qualitative terms: the four main countries (Brazil, Mexico, Chile and Argentina) made issues. Furthermore, Mexico and Chile made benchmark issues in the region (10-year senior debt in dollars with a high quality international demand).

In securitisations, the Group’s subsidiaries placed in the market close to EUR 12,000 million of securitisation bonds and medium and long term structured funding collateralised by securitisation bonds or covered bonds.

Along with the UK market which took 84% of the Group’s placements, also noteworthy was the securitisation activity of Santander Consumer Finance backed by investors’ appetite for its assets. This demand enabled two new units of Santander Consumer to access new wholesale markets (Finland and Sweden). In both cases, the Group made the first securitisation of loans for auto finance.

Regulatory ratios

Lastly, and in relation to regulatory ratios, the Basel Committee in 2013 approved the definitive implementation of the liquidity coverage ratio (LCR), both as regards defining the eligible assets to include in the liquidity buffer, as well as the period for their gradual introduction. Implementation will begin on

1 January 2015, with 60% coverage which will be gradually raised by 10 points a year to 100% in 2019.

At the end of 2012, Grupo Santander comfortably met the full requirements of the new LCR ratio as regards its complete application.

2. Increase in the liquidity reserve

This is the second main aspect which reflects the improvement in the Group’s liquidity position during 2012.

The liquidity reserve is the total of the highly liquid assets of the Group and its subsidiaries. It serves as a last resort recourse at times of maximum stress in markets, when it is impossible to obtain funding with adequate maturity terms and prices.

As a result, this reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries.

At the end of 2012, Grupo Santander’s liquidity reserve amounted to more than EUR 217,000 million (over 20% of the total Group’s external financing). The structure of this volume by type of asset, according to the effective value (net of haircuts), was as follows:

LIQUIDITY RESERVE AT 31/12/2012

Effective value (net of haircuts) in million euros

Cash and holdings at central banks	83,909
Uncumbered sovereign debt	41,930
Undrawn credit lines granted by central banks	79,116
Assets eligible as collateral and undrawn credit lines	12,120

Liquidity reserve	217,075

Note: the reserve excludes other assets of high liquidity such as listed fixed income and equity portfolios.

In 2012, the Group was particularly active in generating eligible assets linked in general to development of business with customers. This enabled both the maturities of existing assets as well as cuts in credit ratings and in the value of guarantees to be offset when obtaining liquidity from central banks.

At the same time, the extraordinary liquidity measures put into effect by central banks have increased the discounting capacity of the banking sector as a whole. In the case of Grupo Santander, and backed by the quality of its assets, this capacity rose from around EUR 100,000 million in 2010 and 2011 to around EUR 133,000 million at the end of 2012.

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Encumbered assets-funding

Lastly, it is worth mentioning the moderate weight of secured funding in the Group’s liquidity position, either in raising medium and long term wholesale funds, or in the central bank funding via discounts of eligible assets, as well as by capturing customer deposits via fixed income repos.

•	As regards wholesale funding, of note are issues of covered bonds (mortgage and public sector), as well as the placement of securitisations and other secured funding (structured, FHLB lines). At the end of 2012, the Group had placed in the market more than EUR 67,000 million of covered bonds in nominal value (EUR 3,500 million public sector and the rest mortgage-backed), as well as EUR 57,000 million of securitisations and other collateralised funding.

•	With respect to the generation of eligible assets, the various subsidiaries issue central bank eligible covered bonds and securitisations that they retain in portfolio to be used as collateral in the financing facilities of central banks with whom they operate. The Group also has loans eligible for direct discounting in central banks, part of which are pledged in various facilities. At the end of 2012, the Group had obtained EUR 49,000 million of financing through central bank discounting. Most of these funds are deposited back in central banks, increasing the liquidity reserve, and so they barely contributed to net financing.

•	Lastly, around EUR 48,000 million of the total customer deposits relate to repos, secured by fixed income portfolios. The rest of repos related to market activities did not contribute to financing the Group’s commercial activity so that they are netting off the fixed-income portfolios in the balance sheet for liquidity management purposes.

At the end of 2012, the Group had in net terms EUR 174,000 million of financing of its activity (18% of its net liabilities, i.e. of the liquidity balance sheet) collateralised via the aforementioned items.

7.4. Funding outlook for 2013

Grupo Santander began 2013 with a comfortable liquidity position and lower issuance needs in the medium and long term due to the deleveraging process, which allowed the Group to return EUR 24,000 million, borrowed in 2011, to the ECB at the end of January 2013, as already commented upon on page 232.

It does not have any relevant concentration of maturities in the coming years and, furthermore, the various dynamics of the business areas and markets make it unnecessary to cover all the maturities. This will lead the Group to develop differentiated strategies in each of them.

In Spain and Portugal, as in 2012, the units are expected to generate sufficient liquidity in commercial businesses to cover medium and long term maturities, whose total volume will not be very different to the maturities in 2012. Of note among the rest of European units is the ongoing Santander Consumer Finance strategy of securitisations to achieve its self-financing in the short term.

In the UK, part of the liquidity surplus accumulated in 2012 was used to finance the growth of the unit and part of the maturities of issues while reinforcing and optimising its deposits base. Deposits in the US will continue to accompany lending growth.

In Latin America, where activity is more dynamic, the emphasis will be maintained on growth in deposits in order to finance commercial activities, while strengthening issuance in wholesale markets opened to the Group’s large units.

In any case, while the current uncertainty persists, Santander will continue its conservative issuance policy in order to strengthen its solid position.

The issues made by the parent bank in Spain in January 2013 are a good example of this strategy. Taking advantage of the reduced tensions in markets and the lower risk premium of Spanish sovereign debt, Banco Santander made two issues of senior debt and covered bonds and captured EUR 3,000 million at a maturity term well above the previous year (7 and 5 years, respectively, compared to an average of 4.3 years in 2012) and significantly lower costs (in the case of the senior debt, 20% less than the average cost in 2012 despite more than doubling the average maturity of the previous year).

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8. OPERATIONAL RISK

8.1 Definition and objectives

Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances. They are, in general, purely operational events, which makes them different from market or credit risks, although they also include external risks, such as natural disasters.

The objective in control and management of operational risk is to identify, measure/evaluate, control/mitigate and monitor this risk.

The Group’s priority, is to identify and eliminate risk focuses, regardless of whether they produce losses or not. Measurement also helps to establish priorities in management of operational risk.

Grupo Santander opted, from the beginning, to use the standard method for calculating regulatory capital by operational risk, envisaged in the BIS II rules. The Group is weighing up the best moment to adopt the focus of advanced models (AMs), bearing in mind that a) the short-term priority in management of operational risk centres on its mitigation; and b) most of the regulatory requirements established for being able to adopt the AMs must be incorporated into the standard model (already achieved in the case of Grupo Santander’s operational risk management model).

The report on Prudential Significance/Pillar III in section 11 includes information on calculating the equity requirements by operational risk.

8.2 Corporate governance and organisational model

The organisational model for controlling and managing risks is in line with the Basel guidelines and establishes three levels of control:

•	First level: control functions conducted by the Group’s units. It seeks to ensure that business and the institution as a whole does not incur this type of risks.

•	Second level: functions carried out by the corporate areas. It establishes rules and controls compliance by the first layer of control.
•	Third level: integral control functions by the risks division-integral control area and internal validation of risk (CIVIR).

This model is constantly reviewed by the internal auditing division.

In the technology and operations division, the corporate area of technological and operational risk (CATOR) defines the policies and methodology, as well as managing and controlling the technological and operational risks.

The Group believes it is convenient for the first and second layer of control functions to be developed within this division, where operational risk is managed more directly and which has the most appropriate resources and staff to identify, measure, assess and mitigate this risk. All of this is conducted within a recurring supervision of the Group’s organs of control, in accordance with its strong risk management culture.

All local areas are responsible for the implementation, integration and local adjustment of the policies and guidelines established by the corporate area, carried out by the operational risk executives in each of the units.

This operation risk management structure is based on the knowledge and experience of the executives of the Group’s various areas. Particular importance is given to the role of local executives.

The two committees for managing and controlling technological and operational risk (TOR) are:

•	Corporate Committee of TOR, which comprises executives from the various divisions related to management and control of this risk: its objectives are to supply a broad view of operational risk in the Group and establish effective measures and corporate criteria in the spheres of management, measurement, monitoring and mitigation of this risk.

•	Corporate Committee of CATOR: it meets twice a month. This committee monitors CATOR’s projects and the Group’s risk exposure. Local executives and those from integral control of risks also form part of the committee.

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The Group monitors and controls technological and operational risk through its governance bodies. The board, the executive committee and the Group’s management committee regularly include treatment of relevant aspects in management and mitigation of operational risk.

The Group, through approval in the risk committee, also establishes every year operational risk limits. A risk appetite is set which must be situated in low and medium-low profiles, which are defined on the basis of the level of the various ratios. Limits are set by country and for the Group on the basis of the gross loss/gross income ratio.

Lastly, the corporate governance structure was increased in 2012, by incorporating:

•	Monthly committees between CATOR and CIVIR. The contents of this committee are diverse, although focused on aspects such as organisation and governance, review of the tools and management methodologies of TOR and of the evolution of exposure to this risk.

•	Committee of Local Information Security Officers (LISOs), which guarantees implementation of the corporate model of security in each country/unit and identifies and drives the measures for continuous improvement in the Group’s security.

•	Monthly committee of review and continuous monitoring of issues related to management of TOR in the sphere of production and management of infrastructure, fostering global actions to mitigate risk. It is held with executives of the Group’s technology areas.

8.3 Risk management model

The Group’s operational risk management incorporates the following elements:

The various phases of the technological and operational risk management model are:

•	Identify the operational risk inherent in all activities, products, processes and banking systems.

•	Measure and assess the operational risk objectively, continuously and in line with the regulatory standards (Basel II, Bank of Spain) and the banking industry, establishing risk tolerance levels.

•	Continuously monitor the exposure of operational risk, implement control procedures, improve internal knowledge and mitigate losses.

•	Establish mitigation measures that eliminate or minimise operational risk.

•	Produce regular reports on the exposure to operational risk and the level of control for senior management and the Group’s areas/units, as well as inform the market and regulatory bodies.

•	Define and implement systems that enable operational risk exposures to be watched over and controlled and integrated into the Group’s daily management, taking advantage of existing technology and seeking the maximum computerisation of applications.

•	Define and document operational risk management policies, and introduce methodologies for managing this risk in accordance with regulations and best practices.

Grupo Santander’s operational risk management model contributes the following advantages:

•	Integral and effective management of operational risk (identification, measurement/assessment, control/ mitigation and information).

•	Better knowledge of existing and potential operational risks and assigning responsibility for them to the business and support lines.

•	Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.

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•	Facilitates the establishment of operational risk appetite limits.

Implementing the model: global initiatives and results

The main functions, activities and global initiatives adopted seek to ensure effective management of operational and technological risk are:

•	Define and implement the framework for corporate management of technological and operational risk management.

•	Designate coordinators and create operational risk departments.

•	Training and interchange of experiences: communication of best practices within the Group.

•	Foster mitigation plans: ensure control of implementation of corrective measures as well as ongoing projects.

•	Define policies and structures to minimise the impact on the Group of big disasters.

•	Maintain adequate control on activities carried out by third parties in order to meet potential critical situations.

•	Supply adequate information on this type of risk.

The corporate function enhances management of technological risk (TR), strengthening the following aspects among others:

•	The security of the information systems.

•	The contingency and business continuity plans.

•	Management of risk associated with the use of technologies (development and maintenance of applications, design, implementation and maintenance of technology platforms, output of computer processes, etc).

Almost all the Group’s units are incorporated into the model and with a high degree of uniformity. However, due to the different pace of implementation, phases, schedules and the historical depth of the respective databases, the degree of progress varies from country to country.

In general, all the Group’s units continue to improve all aspects related to operational risk management. This can be seen in the annual review by the internal auditing unit.

8.4. Measurement model and risk assessment

A series of quantitative and qualitative corporate techniques/tools have been defined to measure and assess technological and operational risk, which are combined to make a diagnosis (on the basis of the risks identified) and obtain an assessment (through measurement/evaluation) of the area/unit.

The quantitative analysis of this risk is carried out with tools that register and quantify the level of losses associated with TOR events. These include:

•	An internal database of events, whose objective is to capture all the Group’s losses from operational risk. The capturing of events related to operational risk is not restricted by setting thresholds (i.e. there are no exclusions for reasons of amount) and there are both events with accounting impact (including positive effects) as well as non-accounting ones.

•	Accounting conciliation processes have been established that guarantee the quality of the information gathered in the databases.

•	The main events of the Group and of each operational risk unit are particularly documented and reviewed.

•	An external database of events, as the Group participates in international consortiums, such as the Operational Risk Exchange (ORX).

•	Capital calculation by the standard method (see the corresponding section in the report on Prudential Relevance Report/Pillar II).

The tools defined for quantitative analysis seek to assess aspects (coverage/exposure) linked to risk profile. These tools are mainly:

•	A map of processes and risks and self-assessment questions. An adequate evaluation of the risks, on the basis of the expert criterion of the managers, enables a qualitative view of the Group’s main focuses of risk to be obtained, regardless of having materialized before.

•	Corporate system of operational risk indicators, in continuous evolution and coordination with the internal control area. They are various types of statistics or parameters that provide information on an institution’s exposure to risk. These indicators are regularly reviewed in order to alert them to changes that could reveal problems with risk.

The Group’s units in 2012 continued to make progress in exercises of risk self-evaluation. This evolution focused on the bases of risks to be evaluated, with a substantial enriching, as well as on incorporating to the methodology the estimated inherent and residual loss and the qualitative VaR according to the map of processes and risks. The

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experts from the various business and support areas assessed the risks associated with their processes and activities, estimating the average frequency of occurrence of the materialisation of risks as well as the average severity. The exercise also incorporated evaluating the greatest risk, the environment of control and linkage to compliance and reputational risk.

8.5. Evolution of the main metrics

As regards the databases of events, and consolidating the total information received, the evolution of net losses by Basel risk category in the last three years is set out below:

The evolution of losses by category shows a reduction in relative terms of external fraud and execution, delivery and management of processes thanks to the measures taken for their mitigation.

The category of practices with clients, products and business – which includes customer complaints on erroneous marketing, incomplete information and inexact products – increased. Of note was the contribution of payment protection insurance for clients in the UK. It should be pointed out that the complaints raised with the Group relate to a general problem in the UK banking sector, and the volume of complaints against the bank is considered proportionate to its market share. Although these events were sufficiently provisioned in 2011 by the Group, the settlements for these clients increased in 2012, in accordance with the planning by the unit.

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The chart below sets out the evolution of the number of operational risk events by Basel category over the last three years.

DISTRIBUTION OF NUMBER OF EVENTS BY OPERATIONAL RISK CATEGORY
% of total

8.6 Mitigation measures

The Group has a stock of mitigation measures (more than 900 active ones, of which more than 400 started in 2012), established in response to the main risk sources. They have been identified by analysing the tools used to manage operational risk, as well as the organisational and development model and by implementing preventative policies and procedures for managing and controlling risk.

The percentage of measures on the basis of the source and management tool, which identified the risk necessary to mitigate, was as follows:

*	The preventative policy concept includes measures from the corporate and local committees, the business continuation plan, training for employees and continuous improvement in the controls established.

The measures referred to are turned into action plans which are distributed in the following spheres:

The main mitigation measures centred on improving the security of customers in their usual operations, as well as continued improvements in processes and technology. Regarding the reduction of fraud, the main specific measures were:

•	Electronic fraud. Measures were established at the corporate and local levels, such as:

•	Improvements in the tracking of customer operations conducted by electronic banking, mobile phones and telephone banking (teams with specialised staff and intelligence software). These expert systems of scoring enable anomalies to be detected in the movements of customers and to warn them of suspicious operations.

•	Increased security in confirming customers’ operations using strong procedures for the signature of operations.

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These measures are locally implemented in the Group’s various countries such as the OTP-SMS passwords or physical devices that generate access codes (physical token).

•	Strengthening mechanisms to identify operations. Validation processes for activating telematics.

•	Technical measures for detecting and warning of the theft of customers’ credentials (phishing).

•	Fraud in the use of cards:

•	Migration to card technologies with chip (EMV).

•	Improvements in ATM security, including mechanisms to detect the falsification of cards (anti-skimming). These mechanisms are specifically orientated to prevent the cloaning of cards or the capturing of PINs.

The Group finished installing a new corporate system (SANSIRO) that supports all operational risk management tools and facilitates functions and information needs and reporting at both the local and corporate levels. The main features are:

•	It has the following modules: registry of events, map of risks and evaluation, indicators and reporting systems.

•	An application tool for all the Group’s institutions.

•	All operational risk management processes are automated.

•	In 2013, we will continue to invest in the platform and add elements that contribute to continuous improvement, incorporating the continuous evolution of methodologies related to management and control of this risk.

The different areas that cover this platform are:

In addition, a corporate methodology of operational risk scenarios is being developed in 2013, following various pilot experiences in 2012 such as that developed in the UK unit and the participation in the exercise led by the ORX consortium.

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8.7. Other aspects of control and monitoring of operational risk

Analysis and monitoring of controls in market operations

Due to the specific nature and complexity of financial markets, the Group considers it necessary to strengthen continuously operational control of this activity, thereby enhancing the very demanding and conservative risk and operating principles that Grupo Santander already regularly applied.

Regardless of the monitoring of all aspects related to operational control, attention in all the Group’s units to the following aspects is reinforced:

•	Review of the valuation models and in general the valuation of portfolios.

•	Processes to capture and independently validate prices.

•	Adequate confirmation of operations with counterparties.

•	Review of cancellations/modifications of operations.

•	Review and monitoring of the effectiveness of guarantees, collateral and risk mitigants.

Corporate information

The corporate area of technology and operational risk control has an integral management information system for operational risk, which consolidates every quarter the information available in each country/unit in the sphere of operational risk, so that it has a global view with the following features:

•	Two levels of information: corporate with consolidated information and the other individualized for each country/ unit.

•	Dissemination of the best practices between Grupo Santander’s countries/units, obtained through a combined study of the results of qualitative and quantitative analysis of operational risk.

Information on the following points is also drawn up:

•	Operational risk management model in Grupo Santander.

•	Human resources and perimeter of activity.

•	Analysis of the database of errors and incidents.

•	Operational risk cost and accounting conciliation.

•	Self-assessment questionnaire.

•	Indicators.

•	Mitigating/active management measures.
•	Business continuity and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance.

This information is the basis for complying with the reporting needs to the risk committee, senior management, regulators, rating agencies, etc.

Insurance in the management of operational risk

Grupo Santander regards insurance as a key element in management of operational risk. The area responsible for operational risk has been closely cooperating with the Group’s insurance area since 2004 in all those activities that entail improvements in both areas. For example:

•	Cooperation in the exposure of the Group’s operational risk control and management model to insurance and reinsurance companies.

•	Analysis and monitoring of recommendations and suggestions to improve operational risks made by insurance companies, via prior audits conducted by specialised companies, as well as their subsequent implementation.

•	Exchange of information generated in both areas in order to strengthen the quality of the databases of errors and the perimeter of coverage of the insurance policies for the various operational risks.

•	Close cooperation between local operational risk executives and local coordinators of insurance to strengthen mitigation of operational risk.

•	Regular meetings on specific activities, states of situation and projects in both areas.

•	Active participation of both areas in the unit for global sourcing of insurance, the Group’s maximum technical body for defining coverage strategies and contracting insurance.

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9. COMPLIANCE AND REPUTATIONAL RISK

9.1 Definitions and objective

The compliance risk is the risk of receiving economic or other sanctions, or other types of disciplinary measures by supervisory bodies for not complying with laws, regulations, rules, standards of self-regulation or codes of conduct applicable to the activity developed.

The reputational risk is that linked to the perception of the Group by its various stakeholders, both internal and external, of its activity, and which could have an adverse impact on results, capital or business development expectations. This risk relates to juridical, economic-financial, ethical, social and environmental aspects, among others.

The Group’s objective in the sphere of compliance risk is: (i) to minimise the probability that irregularities occur; (ii) that the irregularities that could eventually occur are identified, reported and quickly resolved. As for reputational risk, bearing in mind the diversity of sources from which it can arise, the objective of management is to identify them and ensure that they are duly tended to so that their probability is reduced and the eventual impact is mitigated.

9.2. Corporate governance and the organisational model

In the exercise of its general function of supervision, the Bank’s board is responsible for approving the general policy of risks. In the sphere of compliance and reputational risk, the board is the owner of the Group’s General Code of Conduct, the global policy for the prevention of money laundering and the financing of terrorism and the marketing policy for products and services.

The delegated risks committee proposes to the board the Group’s risk policy. Furthermore, as the organ responsible for global risk management, it assesses the reputational risk of its sphere of action and decisions.

The audit and compliance committee is entrusted with, among others, the functions of supervising compliance with legal requirements, watching over the effectiveness of internal control systems and risk management, supervising compliance with the Group’s code of conduct in the securities markets, with the manuals and procedures for the prevention of money-laundering and, in general, with the bank’s rules of governance and compliance, and make the necessary proposals for their improvement, as well as review compliance with the actions and measures resulting from reports or actions of the administrative authorities responsible for supervision and control.

The compliance function reports constantly to the board and mainly via the audit and compliance committee, The head of the Group’s compliance informed this committee at the 11 meetings it held in 2012 and also once at a meeting of the delegated risks committee, without detriment to attending other sessions of this committee when submitting to it operations which might have an impact from the standpoint of reputational risk.

The last stage of governance consists of corporate committees of compliance with rules, of analysis and resolving and marketing (the latter two specialised in their respective matters: prevention of money laundering and marketing of products and services), with a global scope (every country, every business) and which are replicated at the local level.

From the risks division, the area of integral control and internal validation of risks (CIVIR) in the exercise of its functions of supporting the risks committee supervises the control framework applied for risk and reputational compliance, facilitating, in turn, information to the Group’s organs of control.

The organisational model revolves around the corporate area of compliance and reputational risk, integrated into the division of the general secretariat, which is entrusted with managing the Group’s compliance and reputational risks. Within the area, led by the head of the Group’s compliance, is the corporate office of reputational risk and the central department of prevention of money laundering and financing of terrorism. This structure is replicated at the local level and also in global businesses, having established the opportune functional reports for the corporate area.

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9.3. Risk management model

The main responsibility of compliance and reputational risk management is shared between the compliance area and the different business and support units, which conduct the activities that give rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance area, which is also responsible for advising senior management on these matters and fostering a culture of compliance, all of this in a framework of an annual programme whose effectiveness is regularly evaluated.

The area directly manages some of these basic risks (money-laundering, codes of conduct, marketing of products, etc) and ensures that the rest is duly tended to by the corresponding unit of the Group (responsible financing, data protection, customers’ complaints, etc), having established the opportune control and verification systems.

One of the functions of internal auditing is to carry out the tests and reviews required to ensure that the rules and procedures established in the Group are fulfilled.

The area of integral control and internal validation of risk supervises the correct execution of the risk management model. Internal auditing, within its functions, conducts the necessary tests and reviews in order to check compliance with the rules and procedures established in the Group.

Policies

The general code of conduct is the central plank of the Group’s compliance programme, This code, which enshrines the ethical principles and rules of conduct that must govern the actions of all Grupo Santander’s employees, is complemented in certain matters by the rules that are in the codes and manuals of the various sectors21.

The code also establishes: i) the functions and responsibilities in matters of compliance of the governance organs and of the Group’s management areas affected; ii) the rules that regulate the consequences of non-compliance; and iii) a channel for formulating and handling communications for presumably illicit activity.

[21]

The following form part of the codes and manuals of sectors: the Manual for the Prevention of Money-laundering and Financing of Terrorism, the Code of Conduct in the Securities Markets, the Manual of Procedures for the Sale of Financial Products, the Code of Conduct for Analysis Activity, the Research Policy Manual, the Manual of Conduct in the Management of Foreclosed Properties, the Manual of Conduct in the Management of Purchases, etc, as well as the notes and circulars that develop specific points of these codes and manuals.

Governance and organization

The corporate office of compliance is responsible, under the supervision of the audit and compliance committee and the committee for compliance with rules, for supervising the effective implementation and monitoring of the general code of conduct.

The rule compliance committee, chaired by the Group’s secretary general, has powers in all matters inherent in the compliance function, without detriment to those assigned to the two existing specialised organs in the area (the corporate marketing committee for the marketing of products and services and the analysis and resolution committee for prevention of money laundering and financing of terrorism). It is made up of representatives of internal auditing, the general secretariat, financial management, human resources and the most directly affected business units.

This committee held five meetings in 2012.

The Group’s compliance management has the following functions as regards management of compliance and reputational risks:

1.	Implement the Group’s general code of conduct and other codes and manuals for sectors.

2.	Supervise the training activity of the compliance programme conducted by the human resources area.

3.	Direct the investigations into the possible committing of acts of non-compliance. Help can be sought from internal auditing and the sanctions that might arise be proposed to the committee.

4.	Cooperate with internal auditing in the regular reviews carried out on compliance with the general code and with the codes and manuals of sectors, without detriment to the regular reviews which, on matters of rule compliance, are conducted by compliance management directly.

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5.	Receive and handle the accusations made by employees or third parties via the relevant channel.

6.	Advise on resolving doubts that arise from implementing codes and manuals.

7.	Draw up an annual report on implementing the compliance programme for the audit and compliance committee.

8.	Regularly inform the general secretary, the audit and compliance committee and the board on implementation of the compliance policy and the compliance programme.

9.	Assess every year the changes that need to be introduced into the compliance programme, particularly in the event of detecting unregulated business areas and procedures susceptible to improvement, and propose the changes to the audit and compliance committee.

The Group’s compliance management also manages the prevention of penal risks model, which came into effect with the entry into force of Organic Law 5/2010, which introduced penal responsibility for institutions that commit crimes on their own behalf and for their benefit by administrators or representatives and by employees as a result of the lack of control. This model was fully installed into Grupo Santander in Spain during 2012, including the design and implementation of a risks map with its corresponding controls, the drawing up of a prevention manual and a protocol to be applied in the event of a penal procedure beginning, as well as various training aspects and staff awareness of the penal risk.

As regards the codes and manuals of the sectors, the focus of the compliance programme is on the following operational spheres, among others:

•	Prevention of money laundering and financing of terrorism.

•	Marketing of products and services.

•	Conduct in the securities markets.

•	Relations with regulators and supervisors.

•	Drawing up and disseminating the Group’s institutional information.

Prevention of money laundering and financing of terrorism

Policies

As a socially responsible organisation, it is a strategic objective for Grupo Santander to have an advanced and effective system for the prevention of money laundering and the financing of terrorism, constantly adapted to the latest international regulations and with the capacity to tackle the appearance of new techniques by criminal organisations.

The function of the prevention of money laundering and of financing of terrorism revolves around policies that set minimum standards that Grupo Santander’s units must observe, and is formulated in accordance with the principles contained in the 40 recommendations of the Group of International Financial Action and the obligations and assumptions of directive 2005/60/EC of the European Parliament and of the Council, of October 26, 2005, on the prevention of using the financial system to launder money and finance terrorism.

The corporate policy and rules that develop it have to be complied with in all the Group’s units in the world. By units we mean all those banks, subsidiaries, departments or branches of Banco Santander, both in Spain and abroad which, in accordance with their legal statute, must submit to the regulations regarding the prevention of money laundering and the financing of terrorism.

Governance and organisation

The organisation of the function of the prevention of money-laundering and of the financing of terrorism rests on three areas: the analysis and resolution committee (ARC), the central department for the prevention of money-laundering (CDPML) and prevention executives at various levels.

The analysis and resolution committee is a collegiate body of corporate scope chaired by the Group’s general secretary and comprising representatives of internal auditing, the general secretariat, human resources and the business units most directly affected. The ARC held four meetings in 2012.

The CDPML establishes, coordinates and supervises the systems and procedures for the prevention of money laundering and of the financing of terrorism in all the Group’s units.

There are also prevention executives at four different levels: area, unit, branch and account. In each case their mission is to support the CDPML from a position of proximity to clients and operations.

At the consolidated level, a total of 714 people (three-quarters of them full time) work in prevention activities and tend to 182 units in 38 countries.

Grupo Santander has established in all its units and business areas corporate systems based on decentralised IT applications. These enable operations and customers, who because of their risk need to be analysed, to be directly presented to the branches of the account or customer

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relation managers. The tools are complemented by others of centralised use which are operated by teams of analysis from prevention units who, on the basis of certain risk profiles and changes in certain patterns of customer behaviour, enable operations susceptible of being linked to money laundering and/or the financing of terrorism to be analysed, identified early on and monitored.

Banco Santander is a founder member of the Wolfsberg Group, and forms part of it along with 10 other large international banks. The Wolfsberg Group’s objective is to establish international standards that increase the effectiveness of programmes to combat money laundering and the financing of terrorism in the financial community. Various initiatives have been developed which have treated issues such the prevention of money laundering in private banking, correspondent banking and the financing of terrorism, among others. Regulatory authorities and experts in this area believe that the principles and guidelines set by the Wolfsberg Group represent an important step in the fight against money-laundering, corruption, terrorism and other serious crimes.

Main actions

The Group analysed a total of 21.1 million operations in 2012 (24.8 million in 2011) both by the commercial networks as well as money laundering prevention teams, of which more than one million were by the units in Spain.

The CDPML and the local departments of prevention conduct annual reviews of all the Group’s units throughout the world. In 2012, 162 units were reviewed (172 in 2011), 26 of them in Spain and the rest abroad, and reports were issued, where for every case identified the corresponding recommendations and measures to be taken to improve and strengthen systems were registered. In 2012, 242 measures to be adopted were established (268 in 2011), which are being monitored until their full and effective implementation.

Training courses were given in 2012 for the prevention of money laundering to a total of 105,664 employees (119,976 in 2011) and for 146,911 hours.

Lastly, many units are submitted to regular reviews by external auditors. Deloitte carried out in 2012 a review of the monitoring of measures in the 2011 report on the global system of prevention of money laundering in the parent bank and in the rest of the units in Spain. This review also took into consideration aspects of coordination and global supervision of the rest of the Group’s units in the world. The report issued on 18 April, 2012 did not find any evidence of material weakening of the system, limiting itself to formulating an eventual recommendation of the rectification suggested.

MAIN INDICATORS OF ACTIVITY

	Subsidiaries	Cases	Communications	Employees
2012	reviewed*	investigated	to authorities	trained
Total	162	65,727	19,219	105,664

*	By the CDPML and local money laundering prevention units.

Marketing of products and services

Policies

At Grupo Santander management of the reputational risk that could arise from an inadequate sale of products or from an incorrect provision of services by the Group is conducted in accordance with the corporate policies of reputational risk management derived from the marketing of products and services.

These corporate policies aim to set a single corporate framework for all countries, businesses and institutions: (i) strengthening organisational structures; (ii) ensuring that the decision-making committees oversee not only the approval of products or services, but also the monitoring of them during their whole life and (iii) set the guidelines for defining uniform criteria and procedures for the whole Group for the marketing of products and services, covering all phases (admission, pre-sale, sale and post-sale).

The developments and specific adjustment of these policies to the local reality and to local regulatory requirements is carried out through local internal rules in the Group’s various units, following authorisation by the corporate area of compliance and reputational risk.

Governance and organisation

The corporate and local marketing committees, the global consultative committee, the corporate committee of monitoring and the corporate and local branches comprise the organisational structure for handling the risk that could arise from an inappropriate marketing of products and services.

The corporate committee of marketing (CCM) is the Group’s maximum decision-making body for approving products and services and is chaired by the Group’s secretary general. It is made up of representatives of the divisions of risks, financial management, technology and operations, the general secretariat, general audit and control, internal auditing, retail banking, global wholesale banking, private banking, asset management and insurance.

The CCM analyses, in particular, the adequacy of the product or service to the framework where it is going to be marketed. Special attention is paid to ensuring that:

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•	Each product or service is sold by suitable staff.

•	Customers are provided with the necessary and adequate information.

•	The product or service is adjusted to the customer’s risk profile.

•	Each product of service is assigned to the right market, not only for legal or tax reasons, but also to meet the market’s financial culture.

•	The products and services fulfil the requirements of the corporate marketing policies and, in general, the applicable internal and external rules.

At the local level, local marketing committees (LCM) are established, which channel toward the CCM proposals to approve new products—after a favourable opinion has been issued as initially they do not have powers delegated in them – and approve products that are not new and marketing campaigns of them.

The marketing committees, in the respective approval processes, take a risk-focused stance from the double perspective of bank/client.

The global consultative committee (GCC) is the advisory body of the corporate marketing committee and consists of representatives of the areas that provide a view of regulatory and market risk. The GCC, which meets around every three months, can recommend a review of products that are affected by changes in markets, deterioration of solvency (country, sectors or companies) or by changes in the Group’s view of the markets in the medium- and long-term.

The corporate monitoring committee (CMC) is the Group’s decision-making body for the monitoring of products and services. It is chaired by the secretary general and has representatives from internal auditing, legal advice, compliance, customer attention and the business areas affected (permanent representation of the retail network). It meets every week to raise and resolve specific issues related to the marketing of products and services at the local level as well as by the Group’s units abroad.

The corporate office of reputational risk management (CORRM) provides the governance bodies with the information needed for: (i) adequate analysis of risk in approvals, from the standpoint of the bank and the impact on the client; and (ii) monitoring of products throughout their life cycle.

At the local level there are reputational risk management offices, which are responsible for promoting the risk culture and ensuring that approval and monitoring of products is developed in their respective local sphere in line with the corporate guidelines.

Main actions

During 2012, the committee met 14 times (19 times during 2011, and 21 times during 2010) and analysed 140 new products/services. The corporate office of reputational risk was presented with 61 products/services considered not new for approval and resolved 171 consultations from areas and countries. The products approved by the corporate office of reputational risk management were successive issues of products that had been previously approved by the CCM or the LCM, after being given this power. The GCC held three meetings in 2012 (3 in 2011, and 3 in 2010).

Monitoring of products and services approved is done locally (local committee of monitoring of products or equivalent local body, such as the LCM). The conclusions are set out in reports every four months for the CORRM, which prepares integrated reports on all the Group’s monitoring for the CMC.

The CMC held 44 meetings in 2012 (42 in 2011 and 46 in 2010) at which incidents were resolved and information analysed on the monitoring of products and services, at both the local level as well as the Group’s units abroad.

Both the audit and compliance committee and the rule compliance committee were informed during 2012 of the control and monitoring framework of the markets in financial instruments directive (MiFID), as well as various aspects related with the directive.

248

Code of conduct in the securities markets

Policy

This is set by the code of conduct in the securities markets (CCSM), complemented, among others, by the code of conduct for analysis activity, the research policy manual and the procedure for detecting, analysing and communicating operations suspected of market abuse.

Governance and organisation

The organisation revolves around the corporate office of compliance together with local compliance management and that of subsidiaries.

The functions of compliance management with regard to the code of conduct in the securities markets are as follows:

1.	Register and control sensitive information known and/or generated by the Group.

2.	Maintain the lists of securities affected and related personnel, and watch the transactions conducted with these securities.

3.	Monitor transactions with restricted securities according to the type of activity, portfolios or collectives to whom the restriction is applicable.

4.	Receive and deal with communications and requests to carry out own account transactions.

5.	Control own account transactions of the relevant personnel.

6.	Manage failures to comply.

7.	Resolve doubts on the CCSM.

8.	Register and resolve, in the sphere of its responsibilities, conflicts of interest and situations that could give rise to them.

9.	Assess and manage conflicts arising from the analysis activity.

10.	Keep the necessary records to control compliance with the obligations envisaged in the CCSM.

11.	Develop ordinary contact with the regulators.

12.	Organise the training and, in general, conduct the actions needed to apply the code.

13.	Analyse activities suspicious of constituting abuse of the market and, where appropriate, report them to the supervisory authorities.

Main actions

The compliance management of the parent bank together with the compliance executives of the subsidiaries ensure that the obligations contained in the CCSM are observed by around 8,500 Group employees throughout the world.

The market abuse investigation unit continued to review many transactions that gave rise to the opportune communications to the National Securities Market Commission. Training actions were also taken, in accordance with the training plan approved by the rule compliance committee.

Relations with the supervisory authorities and dissemination of information to the markets

Compliance management is responsible for tending to the information requirements of the regulatory and supervisory bodies, both those in Spain as well as in other countries where the Group operates, monitoring implementation of the measures resulting from the reports or inspections of these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the requirements of the regulators. The audit and compliance committee is informed of the main issues at each of its meetings.

Banco Santander made public in Spain 107 relevant facts in 2012, which are available on the Group’s web site and that of the National Securities Market Commission.

Other actions

Compliance management continued to carry out other activities in 2012 inherent to its sphere (reviewing the bank’s internal rules before their publication, ensuring treasury stock operations are in line with internal and external rules, maintaining the section on regulatory information on the corporate website, reviewing the vote recommendation reports for shareholders’ meetings drawn up by the leading consultancies in this area, sending periodic regulatory information to the supervisory bodies, etc). It also cooperated in new corporate projects such as the Group’s adjustment to the US laws FATCA and Dodd-Frank.

The losses incurred by the Group derived from compliance and reputational risk are included in the database of events managed by the Group’s corporate area of technological and operational risk.

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ANNUAL REPORT 2012 RISK MANAGEMENT REPORT

10. CAPITAL

10.1. Adjusting to the new regulatory framework

Grupo Santander participated during 2012 in the impact studies promoted by the Basel Committee and the European Banking Authority (EBA), and coordinated at the local level by the Bank of Spain, to gauge the new rules known as Basel III, the implementation of which means the establishment of new capital and liquidity standards with stricter criteria and homogeneous at the international level.

The new regulatory framework raised by Basel III will increase significantly the capital requirements, both from a quantitative standpoint (gradual rise in the basic minimum capital and Tier 1 capital requirements as well as qualitative (greater quality of the capital required). Santander currently has solid capital ratios, as befits its business model and risk profile which, together with the Group’s considerable capacity to generate capital organically and the gradual schedule of implementation for the new requirements (until 2019), put it in a good position to comply with Basel III. The analysis of the impact of the future new regulations does not show significant effects on the Group’s solvency ratios. The date of entry in force of the new Basel III rules in Europe is subject to completing the European legislative process and the corresponding transfer to national law, but is expected to come into force in 2014.

As regards credit risk, Grupo Santander has proposed to adopt, over the next few years, Basel’s advanced internal rating-based (AIRB) approach for almost all the Group’s banks (up to covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities as well as by the need of coordination between supervisors of the validation processes of internal models. The Group operates in countries where the legal framework among supervisors is the same as in Europe via the capital directive. However, in other jurisdictions, the same process is subject to the collaboration framework between the supervisor in the home country and that in the host country with different legislations, This means, in practice, adapting to different criteria and calendars in order to attain authorisation for the use of advanced models on a consolidated basis.

With this objective, Santander continued during 2012 to gradually install the necessary technology platforms and methodological developments which will make it possible to progressively apply advanced internal models for calculating regulatory capital in the rest of the Group’s units. At the moment, Grupo Santander has the supervisory authorisation to use advanced focuses for calculating the regulatory capital requirements by credit risk for the parent bank and the main subsidiaries in Spain, the UK and Portugal, and certain portfolios in Mexico, Brazil, Chile and Santander Consumer Finance Spain. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe.

As regards the rest of risks explicitly envisaged in Pillar 1 of Basel, in market risk we have authorisation to use its internal model for the trading activity of treasuries in Spain, Chile, Portugal and Mexico, continuing the plan of gradual implementation for the rest of units presented to the Bank of Spain.

In operational risk, the Group believes that development of the internal model should be largely based on the accumulated experience of management of the entity via the corporate guidelines and criteria established after assuming control and which are very much hallmarks of Santander. The Group currently uses the standard focus for calculating regulatory capital and is considering the possibility of adopting the advanced management approach (AMA) once it has gathered sufficient information on the basis of its own management model.

As regards Pillar II, Grupo Santander uses an economic capital approach to quantify its global risk profile and its solvency position within the process of self-evaluation conducted at the consolidated level (ICAAP). This process, which is supplemented by the qualitative description of the risk management and internal control systems, is revised by the internal audit and internal validation teams, and is subject to a corporate governance framework that culminates with its approval by the board. Furthermore, the board establishes every year the strategic elements regarding risk appetite and solvency objectives. The economic capital model considers risks not included in Pillar 1 (concentration, interest rate risk, business risk, pensions risk, goodwill risk and business risks, risk of other intangible assets and risk of deferred tax assets). The Group’s diversification compensates the additional capital required for these risks.

Grupo Santander, in accordance with the capital requirements set out in the European Directive and the regulations of the Bank of Spain, publishes every year the Report with Prudential Relevance. This report clearly shows the transparency

250

requirements requested regarding Pillar III. Grupo Santander regards the requirements of providing the market with information as vital for complementing the minimum capital requirements demanded by Pillar 1, and the supervisory exam process conducted via Pillar II. It is incorporating to its Pillar III report the recommendations of the Committee of European Banking Supervisors (CEBS) in order to become an international benchmark in matters of transparency to the market, as is already the case in its Annual Report.

As well as the process of implementing the advanced models in various of the Group’s units, Santander is carrying out an ambitious training process on Basel at all level. This is reaching a large number of employees in all areas and divisions, with a particular impact on those most affected by the changes resulting from adopting the new international standards in matters of capital.

10.2. Economic capital

The concept of economic capital has traditionally been contrasted with that of regulatory capital, as this is the one required for the regulation of solvency. The Basel capital framework clearly brings both concepts together. While Pillar 1 determines the minimum regulatory capital requirements, Pillar II quantifies, via economic capital, the Group’s global solvency position.

The Group’s model of economic capital enables the consolidated risk profile taking into account all the significant risks of activity (not just those contemplated in Pillar 1) to be quantified, as well as the consubstantial diversification effect on a multinational and multi-business group such as Santander. In addition, our model includes a definition of capital different to the regulatory one and which, in our view, allows for a better separation between the capital available for stress situations and the risks that must be assessed. This model serves as the Group’s base for preparing its self-assessment of capital report in accordance with Bank of Spain regulations under the Basel II Pillar 2 framework.

The internal definition of available capital, unlike the base of regulatory capital, does not deduct certain assets from the balance sheet (such as goodwill and others) to which the regulator does not accord value from a prudential standpoint, as in our model a risk and a capital requirement are also calculated for these assets.

In the case of goodwill, for example, even though a hypothetical stress situation could leave at zero the value of the goodwill corresponding to an investment in some of the Group’s subsidiaries, it is highly unlikely that this situation would occur at the same time in all the countries in which the Group operates. The Group would retain, even in a stress situation, part of the value of these assets, which justifies that the capital needed is less than the book value of this goodwill and which, for management purposes, is not deducted from the capital base. This situation is possible due to the features of the Santander model, based on subsidiaries autonomous in capital and very diversified geographically.

The concept of diversification is fundamental for measuring and understanding adequately the risk profile of a global activity group such as Santander. The fact that the Group’s business is developed in various countries via a structure of differentiated legal entities, with a variety of customer segments and products, and also incurring different types of risk, makes the Group’s results less vulnerable to adverse situations in some of the markets, portfolios, clients or particular risks. Economic cycles, despite the high current degree of globalization of economies, are not the same and nor do they have the same intensity in different countries. Consequently, those groups with a global presence have a greater degree of stability in their results and a greater capacity of resistance to eventual crisis in markets or in specific portfolios, which means a lower risk profile. In other words, the risk and economic capital associated with the Group as a whole is less than the risk and capital of the sum of the parts considered separately.

Lastly, within the framework of the model for measurement and aggregation of economic capital, the risk of concentration for wholesale portfolios (large companies, banks and sovereigns) is also considered, both in its dimension of exposure as well as concentration by sectors and countries. The existence of concentration in a country or a product in retail portfolios is captured by applying an appropriate model of correlations.

Economic capital is a key tool for the internal management and development of the Group’s strategy, from the standpoint of assessing solvency as well as risk management of portfolios and businesses.

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ANNUAL REPORT 2012 RISK MANAGEMENT REPORT

From the solvency standpoint, the Group uses, in the context of Basel Pillar II, its economic model for the capital self-evaluation process, including all the risks of activity, beyond those contemplated in the regulatory focus, and taking into account essential elements, not captured by the regulatory capital, such as concentration of portfolios or diversification between risks and countries. For this, the business evolution and the capital needs are planned under a central scenario and alternative stress scenarios. The Group is assured in this planning of maintaining its solvency objectives even in the most adverse scenarios.

The metrics of economic capital also enable return-risk objectives to be assessed, even for compensation purposes, setting prices of operations on the basis of the risk, evaluating the economic viability of projects, units or business lines, with the overriding objective of maximising the generation of shareholder value.

Global risk profile analysis

The Group’s risk profile at 31 December 2012, measured in terms of economic capital, is distributed by types of risk and the main business units, is reflected below:

DISTRIBUTION BY TYPES OF RISK

Million euros

Economic capital model	Amount	%
Credit	27,541	43%
Market	4,219	7%
Non-trading equity	2,113	3%
Structural FX	1,715	3%
Trading	390	1%
Operational	3,631	6%
Material assets	858	1%
Sub-total Pillar I risks	36,248	56%
Goodwill	13,937	22%
Interest (ALM)	4,968	8%
Business	3,261	5%
Others	5,970	9%
Sub-total Pillar II risks	28,136	44%

Total economic capital	64,384	100%

BY GEOGRAPHIC AREAS

Main segments	Contribution
Continental Europe	27%
UK	9%
Brazil	15%
Rest of Latin America	8%
US	7%
Sub-total operating areas	66%
Corporate centre	34%

Total	100%

The distribution of economic capital among the main business units reflects the diversification of the Group’s activity and risk. The weight of the corporate centre is mainly due to the risk of goodwill.

Continental Europe accounts for 27% of the Group’s capital, Latin America including Brazil 23%, the UK 9%, and the US 7%, while the corporate centre, which as well as the risk from goodwill also assumes that from the exposure to structural exchange rate risk (derived from stakes in subsidiaries abroad denominated in non-euro currencies) and most of the equity stakes, accounts for 34%.

252

At 31 December 2012, the Group’s total economic capital requirements amounted to EUR 64,384 million, while available capital was more than EUR 80,940 million (corresponding to the amount of capital and reserves plus adjustments, without deducting the value of goodwill).

The benefit of diversification envisaged in the economic capital model, including both the intra-risks (assimilated to geographic) as well as inter-risks, amounted to around 25% at the end of 2012.

Return on risk-adjusted capital (RORAC) and creation of value

Grupo Santander has been using RORAC methodology in its credit risk management since 1993 in order to:

•	Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.

•	Budget the capital consumption and RORAC of the Group’s business units, including them in their remuneration plans.

•	Analyse and set prices in the decision-taking process for operations (admission) and clients (monitoring).

RORAC methodology enables one to compare, on a like-for-like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk-adjusted return higher than the cost of the Group’s capital, aligning risk and business management with the intention of maximising the creation of value, the ultimate aim of the Group’s senior management.

The Group regularly assesses the level and evolution of value creation (VC) and the risk-adjusted return (RORAC) of its main business units. The VC is the profit generated above the cost of the economic capital (EC) employed, and is calculated as follows:

Value creation = profit – (average EC x cost of capital)

The profit used is obtained by making the necessary adjustments to the accounting profit so as to extract just the recurrent profit that each unit generates in the year of its activity.

The minimum return on capital that an operation must attain is determined by the cost of capital, which is the minimum required by shareholders. It is calculated objectively by adding to the free return of risk the premium that shareholders demand to invest in our Group. This premium depends essentially on the degree of volatility in the price of the Banco Santander share in relation to the market’s performance. The cost of capital in 2012 applied to the Group’s various units was 11.237%.

A positive return from an operation or portfolio means it is contributing to the Group’s profits, but it is only creating shareholder value when that return exceeds the cost of capital.

The performance of the business units in 2012 in value creation varied, declining in Europe and increasing in the Americas. The Group’s results, and thus the RORAC figures and value creation, are conditioned by the weakness of the economic cycle in various Group units in Europe and, particularly, in Spain.

The creation of value and the RORAC for the Group’s main business areas are shown below:

RORAC AND BUSINESSES VALUE CREATION

Million euros

Main segments	RORAC	Value creation
Continental Europe	14.2%	526
UK	16.6%	321
Latin America	33.4%	3,414
US	19.6%	347

Total business units	21.9%	4,609

These figures do not include the losses of the corporate activities area, in which are recorded the extraordinary provisions set aside in 2012, as well as the results of equity stakes, the liquidity buffers and the coverage, among others. The return on risk-adjusted capital (RORAC) of the corporate centre is -15.5%, and the Group’s RORAC is 9.6%, a final result that is EUR 1,078 million below the cost of capital.

These figures are clearly determined by the phase of the cycle that some of the Group’s units are undergoing, resulting in particular, in higher loan-loss provisions and a final result below the cost of capital used. In order to exclude from these results the impact of the current phase of the cycle, the expected average credit loss of the cycle is considered, instead of the current level of loan-loss provisions. If so, the Group’s RORAC would improve to 12.8%, above the cost of capital of 11.34%, with a value creation of EUR 1,033 million, which better reflects the recurrent capacity of the Group’s businesses to generate value.

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ANNUAL REPORT 2012

ANNEX

HISTORICAL DATA(1) 2002—2012

		2012	2011	2010	2009	2008
BALANCE SHEET	US$ Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.
Total assets	1,675,147	1,269,628	1,251,525	1,217,501	1,110,529	1,049,632
Net customer loans	950,605	720,483	750,100	724,154	682,551	626,888
Customer deposits	826,787	626,639	632,533	616,376	506,976	420,229
Customer funds under management	1,278,482	968,987	984,353	985,269	900,057	826,567
Shareholders’ equity (2)	106,635	80,821	80,400	75,273	70,006	63,768
Total managed funds	1,831,023	1,387,769	1,382,980	1,362,289	1,245,420	1,168,355
INCOME STATEMENT
Net interest income	38,714	30,147	29,110	27,728	25,140	20,019
Gross income	56,087	43,675	42,754	40,586	38,238	32,624
Net operating income	30,254	23,559	23,195	22,682	22,029	17,807
Profit before taxes	4,557	3,549	7,939	12,052	10,588	10,849
Attributable profit to the Group	2,831	2,205	5,351	8,181	8,943	8,876

		2012	2011	2010	2009	2008
PER SHARE DATA(3)	US$	Euros	Euros	Euros	Euros	Euros
Attributable profit to the Group	0.29	0.23	0.60	0.94	1.05	1.22
Dividend	0.79	0.60	0.60	0.60	0.60	0.63
Share price	8.048	6.100	5.870	7.928	11.550	6.750
Market capitalisation (million)	83,068	62,959	50,290	66,033	95,043	53,960
Euro / US$ = 1.3194 (balance sheet) and 1.2842 (income statement)

(1)	Figures from 2004 on according to IFRS. In order to make a homogeneous comparison the P&L accounts of previous years have been restated, including the contribution from Santander Consumer USA’s and the insurance business in Latin America (included in the transaction with Zurich Seguros) in the “income from the equity accounted method” line
(2)	In 2012, estimated data of May 2013 scrip dividend
(3)	Figures adjusted to capital increases
(4)	Compound Annual Growth Rate

254

2007	2006	2005	2004	2003	2002	CAGR(4)
EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	(%)
912,915	833,873	809,107	664,486	351,791	324,208	14.6
571,099	523,346	435,829	369,350	172,504	162,973	16.0
355,407	331,223	305,765	283,212	159,336	167,816	14.1
784,872	739,223	651,360	595,380	323,901	304,893	12.3
51,945	40,062	35,841	32,111	18,364	17,594	16.5
1,063,892	1,000,996	961,953	793,001	460,693	417,546	12.8

14,443	12,480	10,659	7,562	7,958	9,359	12.4
26,441	22,333	19,076	13,999	13,128	14,004	12.0
14,417	11,218	8,765	6,431	5,721	5,566	15.5
10,970	8,995	7,661	4,387	4,101	3,509	0.1
9,060	7,596	6,220	3,606	2,611	2,247	(0.2)

2007	2006	2005	2004	2003	2002	CAGR(4)
Euros	Euros	Euros	Euros	Euros	Euros	(%)
1.33	1.13	0.93	0.68	0.51	0.44	(6.5)
0.61	0.49	0.39	0.31	0.28	0.27	8.4
13.790	13.183	10.396	8.512	8.755	6.098	0.0
92,501	88,436	69,735	57,102	44,775	31,185	7.3

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ANNUAL REPORT 2012

GENERAL INFORMATION

Banco Santander, S.A.

The parent group of Grupo Santander was established on 21 March 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on 14 January 1875, recorded in the Mercantile Registry of the Finance Section of the Government of the Province of Santander, on folio 157 and following, entry number 859. The Bank’s By-laws were amended to conform with current legislation regarding limited liability companies. The amendment was registered on 8 June 1992 and entered into the Mercantile Registry of Santander (volume 448, general section, folio 1, page 1,960, first inscription of adaptation).

The Bank is also recorded in the Special Registry of Banks and Bankers 0049, and its fiscal identification number is A-390000013. It is a member of the Bank Deposit Guarantee Fund.

Registered office

The Corporate By-laws and additional public information regarding the Company may be inspected at its registered office at Paseo de la Pereda, numbers 9 to 12, Santander.

Operational headquarters

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

General information

Telephone: 902 11 22 11

Telephone: 91 289 00 00

www.santander.com

This report was printed on ecologically friendly paper and has been produced using environmentally friendly processes.

Photographs:

Miguel Sánchez Moñita, Manuel Casamayón, Javier Vázquez, Javier Marlán, Joan Tomás, Íñigo Plaza, Roland Halbe, Miquel Tres, Luis Asín.

Design:

MRM Worldwide

Printing:

Litofinter

Shareholders’ Office

Santander Group City

Edificio Marisma, Planta Baja

Avenida de Cantabria, s/n.

28660 Boadilla del Monte

Madrid

Spain

Telephones: 902 11 17 11 and +34 91 276 92 90

Relations with investors y analysts

Santander Group City

Edificio Pereda, 1ª planta

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: +34 91 259 65 14

Customer attention department

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: 91 257 30 80

Fax: 91 254 10 38

atenclie@gruposantander.com

Ombudsman

Mr José Luis Gómez-Dégano,

Apartado de Correos 14019

28080 Madrid

Spain

256

Santander
a bank for your ideas

www.santander.com

Banco Santander, S.A. and Companies composing Santander Group

Consolidated Financial Statements and Directors’ Report for the year ended 31 December 2012

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2012, 2011 AND 2010

(Millions of Euros)

	Note	2012	2011 (*)	2010 (*)
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		118,488	96,524	77,786
FINANCIAL ASSETS HELD FOR TRADING:		177,917	172,638	156,762
Loans and advances to credit institutions	6	9,843	4,636	16,216
Loans and advances to customers	10	9,162	8,056	755
Debt instruments	7	43,101	52,704	57,872
Equity instruments	8	5,492	4,744	8,850
Trading derivatives	9	110,319	102,498	73,069
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		28,356	19,563	39,480
Loans and advances to credit institutions	6	10,272	4,701	18,831
Loans and advances to customers	10	13,936	11,748	7,777
Debt instruments	7	3,460	2,649	4,605
Equity instruments	8	688	465	8,267
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		92,266	86,613	86,235
Debt instruments	7	87,724	81,589	79,689
Equity instruments	8	4,542	5,024	6,546
LOANS AND RECEIVABLES:		758,228	779,525	768,858
Loans and advances to credit institutions	6	53,785	42,389	44,808
Loans and advances to customers	10	697,384	730,296	715,621
Debt instruments	7	7,059	6,840	8,429
HELD-TO-MATURITY INVESTMENTS		—	—	—
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	2,274	2,024	1,464
HEDGING DERIVATIVES	11	7,936	9,898	8,227
NON-CURRENT ASSETS HELD FOR SALE	12	4,330	5,338	6,285
INVESTMENTS:	13	4,454	4,155	273
Associates		1,957	2,082	273
Jointly controlled entities		2,497	2,073	—
INSURANCE CONTRACTS LINKED TO PENSIONS	14	405	2,146	2,220
REINSURANCE ASSETS	15	424	254	546
TANGIBLE ASSETS:		13,860	13,846	11,142
Property, plant and equipment	-	10,315	9,995	9,832
For own use	16	8,136	7,797	7,508
Leased out under an operating lease	16	2,179	2,198	2,324
Investment property	16	3,545	3,851	1,310
INTANGIBLE ASSETS:		28,062	28,083	28,064
Goodwill	17	24,626	25,089	24,622
Other intangible assets	18	3,436	2,994	3,442
TAX ASSETS:		25,868	22,901	22,572
Current		6,111	5,140	5,483
Deferred	27	19,757	17,761	17,089
OTHER ASSETS	19	6,760	8,018	7,587
Inventories		173	319	455
Other		6,587	7,699	7,132

TOTAL ASSETS		1,269,628	1,251,526	1,217,501

	Note	2012	2011 (*)	2010 (*)
LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING:		143,242	146,948	136,772
Deposits from central banks	20	1,128	7,740	12,605
Deposits from credit institutions	20	8,292	9,287	28,371
Customer deposits	21	8,897	16,574	7,849
Marketable debt securities	22	1	77	366
Trading derivatives	9	109,743	103,083	75,279
Short positions	9	15,181	10,187	12,302
Other financial liabilities		—	—	—
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		45,418	44,909	51,020
Deposits from central banks	20	1,014	1,510	337
Deposits from credit institutions	20	10,862	8,232	19,263
Customer deposits	21	28,638	26,982	27,142
Marketable debt securities	22	4,904	8,185	4,278
Subordinated liabilities		—	—	—
Other financial liabilities		—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST:		959,321	935,669	898,969
Deposits from central banks	20	50,938	34,996	8,644
Deposits from credit institutions	20	80,732	81,373	70,892
Customer deposits	21	589,104	588,977	581,385
Marketable debt securities	22	201,064	189,110	188,229
Subordinated liabilities	23	18,238	22,992	30,475
Other financial liabilities	24	19,245	18,221	19,344
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	598	876	810
HEDGING DERIVATIVES	11	6,444	6,444	6,634
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		1	42	54
LIABILITIES UNDER INSURANCE CONTRACTS	15	1,425	517	10,449
PROVISIONS:		12,872	15,572	15,660
Provision for pensions and similar obligations	25	7,077	9,045	9,519
Provisions for taxes and other legal contingencies	25	3,100	3,663	3,670
Provisions for contingent liabilities and commitments	25	617	659	1,030
Other provisions	25	2,078	2,205	1,441
TAX LIABILITIES:		8,019	8,174	8,618
Current		5,162	5,101	4,306
Deferred	27	2,857	3,073	4,312
OTHER LIABILITIES	26	7,962	9,516	7,600

TOTAL LIABILITIES		1,185,302	1,168,667	1,136,586

EQUITY
SHAREHOLDERS’ EQUITY:	30	81,244	80,896	77,333
Share capital	31	5,161	4,455	4,164
Registered		5,161	4,455	4,164
Less: Uncalled capital		—	—	—
Share premium	32	37,412	31,223	29,457
Reserves	33	37,153	32,980	28,307
Accumulated reserves (losses)	33	36,898	32,921	28,255
Reserves (losses) of entities accounted for using the equity method	33	255	59	52
Other equity instruments	34	250	8,708	8,686
Equity component of compound financial instruments	34	—	1,668	1,668
Other	34	250	7,040	7,018
Less: Treasury shares	34	(287)	(251)	(192)
Profit for the year attributable to the Parent		2,205	5,351	8,181
Less: Dividends and remuneration	4	(650)	(1,570)	(1,270)
VALUATION ADJUSTMENTS		(6,590)	(4,482)	(2,315)
Available-for-sale financial assets	29	(249)	(977)	(1,249)
Cash flow hedges	11	(219)	(202)	(172)
Hedges of net investments in foreign operations	29	(2,957)	(1,850)	(1,955)
Exchange differences	29	(3,013)	(1,358)	1,061
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method	29	(152)	(95)	—
Other valuation adjustments		—	—	—
NON-CONTROLLING INTERESTS	28	9,672	6,445	5,897
Valuation adjustments		(46)	435	838
Other		9,718	6,010	5,059

TOTAL EQUITY		84,326	82,859	80,915

TOTAL LIABILITIES AND EQUITY		1,269,628	1,251,526	1,217,501

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES	35	45,033	48,042	59,795
CONTINGENT COMMITMENTS	35	216,042	195,382	203,709

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated balance sheet at 31 December 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

(Millions of Euros)

		(Debit) Credit
	Notes	2012	2011 (*)	2010 (*)
Interest and similar income	38	59,024	60,856	52,907
Interest expense and similar charges	39	(28,877)	(30,035)	(23,683)
NET INTEREST INCOME		30,147	30,821	29,224
Income from equity instruments	40	423	394	362
Share of results of entities accounted for using the equity method	41	427	57	17
Fee and commission income	42	12,827	12,749	11,681
Fee and commission expense	43	(2,519)	(2,277)	(1,946)
Gains/losses on financial assets and liabilities (net)	44	3,329	2,838	2,164
Held for trading		1,460	2,113	1,312
Other financial instruments at fair value through profit or loss		159	21	70
Financial instruments not measured at fair value through profit or loss		1,789	803	791
Other		(79)	(99)	(9)
Exchange differences (net)	45	(189)	(522)	441
Other operating income		6,693	8,050	8,195
Income from insurance and reinsurance contracts issued	46	5,541	6,748	7,162
Sales and income from the provision of non-financial services	46	369	400	340
Other	46	783	902	693
Other operating expenses		(6,585)	(8,032)	(8,089)
Expenses of insurance and reinsurance contracts	46	(4,948)	(6,356)	(6,784)
Changes in inventories	46	(232)	(249)	(205)
Other	46	(1,405)	(1,427)	(1,100)
GROSS INCOME		44,553	44,078	42,049
Administrative expenses		(17,928)	(17,781)	(16,255)
Staff costs	47	(10,323)	(10,326)	(9,329)
Other general administrative expenses	48	(7,605)	(7,455)	(6,926)
Depreciation and amortisation charge	16 & 18	(2,189)	(2,109)	(1,940)
Provisions (net)	25	(1,622)	(2,601)	(1,133)
Impairment losses on financial assets (net)		(18,906)	(11,868)	(10,443)
Loans and receivables	10	(18,549)	(11,040)	(10,267)
Other financial instruments not measured at fair value through profit or loss	7 & 29	(357)	(828)	(176)
PROFIT FROM OPERATIONS		3,908	9,719	12,278
Impairment losses on other assets (net)		(508)	(1,517)	(286)
Goodwill and other intangible assets	17 & 18	(151)	(1,161)	(69)
Other assets		(357)	(356)	(217)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	906	1,846	350
Gains from bargain purchases arising in business combinations		—	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	50	(757)	(2,109)	(290)
PROFIT BEFORE TAX		3,549	7,939	12,052
Income tax	27	(575)	(1,776)	(2,923)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		2,974	6,163	9,129
LOSS FROM DISCONTINUED OPERATIONS (Net)	37	(7)	(24)	(27)
CONSOLIDATED PROFIT FOR THE YEAR		2,967	6,139	9,102
Profit attributable to the Parent		2,205	5,351	8,181
Profit attributable to non-controlling interests	28	762	788	921
EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	0.23	0.60	0.94
Diluted earnings per share (euros)	4	0.22	0.60	0.94
From continuing operations
Basic earnings per share (euros)	4	0.23	0.60	0.94
Diluted earnings per share (euros)	4	0.22	0.60	0.94

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated income statement for the year ended 31 December 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

(Millions of Euros)

	2012	2011 (*)	2010 (*)
CONSOLIDATED PROFIT FOR THE YEAR	2,967	6,139	9,102
OTHER RECOGNISED INCOME AND EXPENSE	(2,588)	(2,570)	1,643
Available-for-sale financial assets:	1,171	344	(2,719)
Revaluation gains/(losses)	1,729	231	(1,863)
Amounts transferred to income statement	(558)	156	(856)
Other reclassifications	—	(43)	—
Cash flow hedges:	(84)	(17)	117
Revaluation gains/(losses)	129	(109)	(89)
Amounts transferred to income statement	(249)	92	206
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	36	—	—
Hedges of net investments in foreign operations:	(1,107)	106	(2,253)
Revaluation gains/(losses)	(1,336)	13	(2,444)
Amounts transferred to income statement	229	9	191
Other reclassifications	—	84	—
Exchange differences:	(2,170)	(2,824)	5,704
Revaluation gains/(losses)	(1,833)	(2,906)	5,986
Amounts transferred to income statement	(330)	85	(282)
Other reclassifications	(7)	(3)	—
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Entities accounted for using the equity method:	(57)	(95)	—
Revaluation gains/(losses)	(61)	(37)	—
Amounts transferred to income statement	21	—	—
Other reclassifications	(17)	(58)	—
Other recognised income and expense	—	—	—
Income tax	(341)	(84)	794
TOTAL RECOGNISED INCOME AND EXPENSE	379	3,569	10,745
Attributable to the Parent	97	3,184	9,031
Attributable to non-controlling interests	282	385	1,714

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity
Ending balance at 31/12/11 (*)	4,455	31,223	32,921	59	8,708	(251)	5,351	(1,570)	80,896	(4,482)	76,414	6,445	82,859
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,455	31,223	32,921	59	8,708	(251)	5,351	(1,570)	80,896	(4,482)	76,414	6,445	82,859
Total recognised income and expense	—	—	—	—	—	—	2,205	—	2,205	(2,108)	97	282	379
Other changes in equity	706	6,189	3,977	196	(8,458)	(36)	(5,351)	920	(1,857)	—	(1,857)	2,945	1,088
Capital increases	706	6,330	(235)	—	(6,811)	—	—	—	(10)	—	(10)	22	12
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(112)	(112)
Conversion of financial liabilities into equity	—	—	—	—	—				—	—	—	—	—
Increases in other equity instruments	—	—	—	—	133	—	—	—	133	—	133	—	133
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(496)	—	—	—	—	(650)	(1,146)	—	(1,146)	(409)	(1,555)
Transactions involving own equity instruments (net)	—	—	85	—	—	(36)	—	—	49	—	49	—	49
Transfers between equity items	—	(141)	3,789	196	(63)	—	(5,351)	1,570	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	5	5
Equity-instrument-based payments	—	—	(2)	—	(40)	—	—	—	(42)	—	(42)	—	(42)
Other increases/(decreases) in equity	—	—	836	—	(1,677)	—	—	—	(841)		(841)	3,439	2,598
Ending balance at 31/12/12	5,161	37,412	36,898	255	250	(287)	2,205	(650)	81,244	(6,590)	74,654	9,672	84,326

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

(Millions of Euros)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity
Ending balance at 31/12/10	4,164	29,457	28,255	52	8,686	(192)	8,181	(1,270)	77,333	(2,315)	75,018	5,897	80,915
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,164	29,457	28,255	52	8,686	(192)	8,181	(1,270)	77,333	(2,315)	75,018	5,897	80,915
Total recognised income and expense	—	—	—	—	—	—	5,351	—	5,351	(2,167)	3,184	385	3,569
Other changes in equity	291	1,766	4,666	7	22	(59)	(8,181)	(300)	(1,789)	—	(1,789)	164	(1,625)
Capital increases	120	17	(123)	—	(17)	—	—	—	(3)	—	(3)	—	(3)
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(51)	(51)
Conversion of financial liabilities into equity	171	1,773	—	—	—	—	—	—	1,944	—	1,944	—	1,944
Increases in other equity instruments	—	—	—	—	185	—	—	—	185	—	185	—	185
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(2,060)	—	—	—	—	(1,570)	(3,630)	—	(3,630)	(431)	(4,061)
Transactions involving own equity instruments (net)	—	—	(31)	—	—	(59)	—	—	(90)	—	(90)	—	(90)
Transfers between equity items	—	(24)	6,970	7	(41)	—	(8,181)	1,270	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	162	162
Equity-instrument-based payments	—	—	—	—	(105)	—	—	—	(105)	—	(105)	—	(105)
Other increases/(decreases) in equity	—	—	(90)	—	—	—	—	—	(90)	—	(90)	484	394
Ending balance at 31/12/11	4,455	31,223	32,921	59	8,708	(251)	5,351	(1,570)	80,896	(4,482)	76,414	6,445	82,859

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

(Millions of Euros)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests (*)	Total equity (*)
Ending balance at 31/12/09	4,114	29,305	24,540	68	7,189	(30)	8,942	(2,296)	71,832	(3,165)	68,667	5,203	73,870
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,114	29,305	24,540	68	7,189	(30)	8,942	(2,296)	71,832	(3,165)	68,667	5,203	73,870
Total recognised income and expense	—	—	—	—	—	—	8,181	—	8,181	850	9,031	1,714	10,745
Other changes in equity	50	152	3,715	(16)	1,497	(162)	(8,942)	1,026	(2,680)	—	(2,680)	(1,020)	(3,700)
Capital increases	50	162	(44)	—	(168)	—	—	—	—	—	—	—	—
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	1,821	—	—	—	1,821	—	1,821	—	1,821
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(1,825)	—	—	—	—	(1,270)	(3,095)	—	(3,095)	(400)	(3,495)
Transactions involving own equity instruments (net)	—	—	(18)	—	—	(162)	—	—	(180)	—	(180)	—	(180)
Transfers between equity items	—	(10)	6,712	(16)	(40)	—	(8,942)	2,296	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	101	101
Equity-instrument-based payments	—	—	—	—	(116)	—	—	—	(116)	—	(116)	—	(116)
Other increases/(decreases) in equity	—	—	(1,110)	—	—	—	—	—	(1,110)	—	(1,110)	(721)	(1,831)
Ending balance at 31/12/10	4,164	29,457	28,255	52	8,686	(192)	8,181	(1,270)	77,333	(2,315)	75,018	5,897	80,915

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

(Millions of Euros)

	2012	2011 (*)	2010 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES:	24,322	35,995	51,874

Consolidated profit for the year	2,967	6,139	9,102
Adjustments made to obtain the cash flows from operating activities-	24,469	21,877	17,849
Depreciation and amortisation charge	2,189	2,109	1,940
Other adjustments	22,280	19,768	15,909
Net increase/decrease in operating assets-	27,154	(337)	28,487
Financial assets held for trading	381	(7,561)	6,310
Other financial assets at fair value through profit or loss	5,207	(12,221)	413
Available-for-sale financial assets	7,334	383	(3,145)
Loans and receivables	11,665	20,569	18,481
Other operating assets	2,567	(1,507)	6,428
Net increase/decrease in operating liabilities-	27,202	9,566	55,488
Financial liabilities held for trading	(9,970)	(15,348)	7,583
Other financial liabilities at fair value through profit or loss	(3,010)	(6,351)	285
Financial liabilities at amortised cost	39,216	32,901	47,274
Other operating liabilities	966	(1,636)	346
Income tax recovered/paid	(3,162)	(1,924)	(2,078)

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(63)	(7,099)	(2,635)

Payments-	3,920	10,575	5,310
Tangible assets	2,161	1,858	3,635
Intangible assets	1,726	1,540	1,505
Investments	33	1	10
Subsidiaries and other business units	—	7,176	160
Non-current assets held for sale and associated liabilities	—	—	—
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Proceeds-	3,857	3,476	2,675
Tangible assets	815	520	696
Intangible assets	6	—	9
Investments	2	10	104
Subsidiaries and other business units	991	1,044	33
Non-current assets held for sale and associated liabilities	2,043	1,902	1,833
Held-to-maturity investments	—	—	—
Other proceeds related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(703)	(8,111)	(11,301)

Payments-	12,549	16,259	21,470
Dividends	1,287	3,489	4,107
Subordinated liabilities	4,080	5,329	7,727
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	6,957	6,937	7,372
Other payments related to financing activities	225	504	2,264
Proceeds-	11,846	8,148	10,169
Subordinated liabilities	2	171	287
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	7,005	6,848	7,191
Other proceeds related to financing activities	4,839	1,129	2,691
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(1,592)	(2,046)	4,957
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	21,964	18,738	42,897
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	96,524	77,786	34,889
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	118,448	96,524	77,786
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR:
Cash	7,214	5,483	5,515
Cash equivalents at central banks	111,274	91,041	72,271
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR	118,488	96,524	77,786

(*)	Presented for comparison purposes only. See Note 37.

The accompanying Notes 1 to 54 and Appendices are an integral part of the consolidated statement of cash flows for the year ended 31 December 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the Consolidated Financial Statements

for the year ended 31 December 2012

1. Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or Banco Santander) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or Santander Group). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

The Group’s consolidated financial statements for 2010 were approved by the shareholders at the Bank’s annual general meeting on 17 June 2011. The Group’s consolidated financial statements for 2011 were approved by the shareholders at the Bank’s annual general meeting on 30 March 2012. The 2012 consolidated financial statements of the Group and the 2012 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective annual general meetings. However, the Bank’s board of directors considers that the aforementioned financial statements will be approved without any changes.

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the Law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2012 were formally prepared by the Bank’s directors (at the board meeting on 28 January 2013) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at 31 December 2012 and the consolidated results of its operations, the changes in the consolidated equity and the consolidated cash flows in 2012. These consolidated financial statements were prepared from the separate accounting records of the Bank and of each of the companies composing the Group, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

Adoption of new standards and interpretations issued

The following standards and interpretations came into force and were adopted by the European Union in 2012:

•

Amendment to IFRS 7, Financial Instruments: Disclosures (obligatory for reporting periods beginning on or after 1 July 2011)—Transfers of Financial Assets. IFRS 7 reinforces the disclosures on transfers of financial assets that are not derecognised or, principally, those that qualify for derecognition but in which the entity still has continuing involvement.

•

Amendment to IAS 12, Income Tax—IAS 12 provides that the measurement of deferred tax assets and liabilities arising from investment property is dependent on whether the carrying amount of the investment property is expected to be recovered through use or sale. IAS 12 also includes the contents of SIC 21—“Deferred Taxes—Recovery of Revalued Non-Depreciable Assets”, which was withdrawn.

The application of the aforementioned accounting standards did not have any material effects on the Group’s consolidated financial statements.

Also, the following standards and interpretations whose effective dates are after 31 December 2012 were in force at the date of preparation of these consolidated financial statements:

•

IFRS 10, Consolidated Financial Statements (obligatory for reporting periods beginning on or after 1 January 2014, early application permitted)—this standard supersedes the current IAS 27 and SIC 12, and introduces a single control-based consolidation model, irrespective of the nature of the investee. IFRS 10 modifies the current definition of control. The new definition of control sets out the following three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

•

IFRS 11, Joint Arrangements (obligatory for reporting periods beginning on or after 1 January 2014, early application permitted)—this standard supersedes the current IAS 31. The fundamental change introduced by IFRS 11 with respect to the current standard is the elimination of the option of proportionate consolidation for jointly controlled entities, which will begin to be accounted for using the equity method.

•

IFRS 12, Disclosure of Interests in Other Entities (obligatory for reporting periods beginning on or after 1 January 2014, early application permitted)—this standard represents a single standard presenting the disclosure requirements for interests in other entities (whether they be subsidiaries, associates, joint arrangements or other interests) and includes new disclosure requirements. The objective of this standard is to require an entity to disclose information that enables users of its financial statements to evaluate the nature of its interests in other entities (control), the possible restrictions on its ability to access or use assets and settle liabilities, the risks associated with its interests in unconsolidated structured entities, etc.

The Group is currently analysing the possible effects of the aforementioned standards (IFRSs 10, 11 and 12). Based on the analysis performed to date, the Group does not expect the application of these standards to have a material effect on the consolidated financial statements.

•

IFRS 13, Fair Value Measurement (obligatory for reporting periods beginning on or after 1 January 2013)—this standard replaces the current rules concerning fair value contained in various standards and sets out in a single IFRS a framework for measuring fair value. It does not modify the criteria set out in other standards for measuring assets and liabilities at fair value. IFRS 13 is applicable to the measurement of both financial and non-financial items and it introduces new disclosure requirements.

•

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income (obligatory for reporting periods beginning on or after 1 July 2012)—these amendments consist basically of the requirement for items to be classified into items that will be reclassified (recycled) to profit or loss in subsequent periods and items that will not be reclassified.

•

Amendments to IAS 19, Employee Benefits (obligatory for reporting periods beginning on or after 1 January 2013)—these amendments eliminate the “corridor” under which entities are currently able to opt for deferred recognition of a given portion of actuarial gains and losses, establishing that when the amendments come into effect, all actuarial gains and losses must be recognised immediately. The amendments include significant changes in the presentation of cost components, as a result of which the service cost relating to post-employment benefit obligations (past service cost and plan curtailments and settlements) and net interest cost will be recognised in profit or loss and the remeasurement component (comprising basically actuarial gains and losses) will be recognised in Equity—Valuation adjustments and may not be reclassified to profit or loss. The Bank’s directors consider that, had this standard been applied at 31 December 2012, equity would have been reduced by EUR 3,051 million due mainly to the elimination of the “corridor”. In accordance with IAS 8, these amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively from 1 January 2013, by adjusting the beginning balances of equity for the earliest period presented as though the new accounting policy had always been applied.

•

Amendments to IAS 27 and IAS 28 (revised) (obligatory for reporting periods beginning on or after 1 January 2014, early application permitted)—these amendments reflect the changes arising from the new IFRS 10 and IFRS 11 described above.

•

Amendments to IAS 32, Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after 1 January 2014, early application permitted)—these amendments introduce a series of additional clarifications on the requirements established by the standard for an entity to be able to offset a financial asset and a financial liability, indicating that they can only be offset when an entity currently has a legally enforceable right to set off the recognised amounts and this does not depend on the occurrence of future events.

•

Amendments to IFRS 7, Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after 1 January 2013)—these amendments introduce new disclosures for financial assets and financial liabilities that are presented net in the balance sheet and for other instruments subject to an enforceable netting arrangement.

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine—in view of its nature, this interpretation does not affect the Group.

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after 31 December 2012 had not yet been adopted by the European Union:

•

IFRS 9, Financial Instruments: Classification and Measurement (obligatory as from 1 January 2015), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets. IFRS 9 presents significant differences regarding financial assets with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortised cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortised cost and the non-separation of embedded derivatives in financial contracts. The main change introduced with regard to financial liabilities applies only to liabilities that an entity elects to measure at fair value. The portion of the change in the fair value of these liabilities attributable to changes in the entity’s own credit risk must be presented in Valuation adjustments instead of in profit or loss.

•

Improvements to IFRSs, 2009-2011 cycle (obligatory for reporting periods beginning on or after 1 January 2013)—these improvements introduce minor amendments to IFRS 1, IAS 1, IAS 16, IAS 32 and IAS 34.

•	Transition rules: Amendments to IFRSs 10, 11 and 12 (obligatory for reporting periods beginning on or after 1 January 2013)—these amendments clarify the transition rules for IFRSs 10, 11 and 12.

•

Investment companies: Amendments to IFRS 10, IFRS 12 and IAS 27 (obligatory for reporting periods beginning on or after 1 January 2014)—these amendments provide for an exception from the consolidation rules under IFRS 10 for parent companies that meet the definition of investment companies. In view of their nature, these amendments do not affect the Group.

The Group is currently analysing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the 2012 consolidated financial statements were applied in their preparation.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•	The impairment losses on certain assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);

•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17); and

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22).

d)	Other matters

i. Disputed corporate resolutions

The directors of the Bank and its legal advisers consider that the objection to certain resolutions adopted by the Bank’s shareholders at the general meetings on 18 January 2000, 4 March 2000, 10 March 2001, 9 February 2002, 24 June 2002, 21 June 2003, 19 June 2004, 18 June 2005 and 11 June 2010 will have no effect on the financial statements of the Bank and the Group.

The status of these matters at the date of preparation of the consolidated financial statements is detailed below:

On 25 April 2002, the Santander Court of First Instance number 1 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general meeting on 18 January 2000. The plaintiff filed an appeal against the judgment. On 2 December 2002, the Cantabria Provincial Appellate Court dismissed the appeal. The Bank appeared as a party to the cassation appeal and filed pleadings with respect to the inadmissibility of the appeal. In the Order dated 4 November 2008 the Supreme Court considered the appeal to have been withdrawn in view of the decease of the appellant and the failure to appear of his heirs.

On 29 November 2002, the Santander Court of First Instance number 2 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on 4 March 2000. The plaintiffs filed an appeal against the judgment. On 5 July 2004, the Cantabria Provincial Appellate Court dismissed the appeal. One of the appellants prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of 31 July 2007.

On 12 March 2002, the Santander Court of First Instance number 4 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on 10 March 2001. The plaintiffs filed an appeal against the judgment. On 13 April 2004, the Cantabria Provincial Appellate Court dismissed the appeals. One of the appellants prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of 6 November 2007.

On 9 September 2002, the Santander Court of First Instance number 5 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general meeting on 9 February 2002. The plaintiff filed an appeal against the judgment. On 14 January 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of 8 May 2007.

On 29 May 2003, the Santander Court of First Instance number 6 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general meeting on 24 June 2002. The plaintiffs filed an appeal against the judgment. On 15 November 2005, the Cantabria Provincial Appellate Court dismissed the appeal in full. The appellants filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment. The Bank appeared as a party to the two appeals and filed pleadings with respect to the inadmissibility thereof. In the order dated 23 September 2008 the Supreme Court refused leave to proceed with the aforementioned appeals.

On 23 November 2007, the Santander Court of First Instance number 7 dismissed in full the claims contesting the resolutions adopted by the shareholders at the annual general meeting on 21 June 2003. The plaintiffs filed an appeal against the judgment. The court was notified of the decease of one of the appellants and the court considered his appeal to have been withdrawn on the grounds of his decease and the failure to appear of his heirs. The other three appeals filed were dismissed in full by the Cantabria Provincial Appellate Court on 30 June 2009. The appellants filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against this judgment, and the appeal filed by one of the three appellants was refused leave to proceed by the Provincial Appellate Court. The cassation appeals filed against the judgments that dismissed the claims contesting the resolutions adopted at the annual general meeting on 21 June 2003 were not given leave to proceed by order of the Supreme Court of 25 January 2011.

On 28 October 2005, the Santander Court of First Instance number 8 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on 19 June 2004. The plaintiffs filed an appeal against the judgment. In a judgment dated 28 June 2007 the Cantabria Provincial Appellate Court dismissed the appeals in full. Against this judgment the plaintiffs prepared and filed cassation appeals and extraordinary appeals on the grounds of procedural infringements. The cassation appeal and extraordinary appeal for procedural infringement filed by one of the appellants were refused leave to proceed due to the decease of the appellant and the failure to appear of his heirs. The other two appeals were refused leave to proceed by order of the Supreme Court of 27 October 2009.

On 13 July 2007, the Santander Court of First Instance number 10 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on 18 June 2005. The plaintiffs filed an appeal against the judgment. In a judgment dated 14 May 2009 the Cantabria Provincial Appellate Court dismissed the appeals in full. The two appellants prepared and filed extraordinary appeals on grounds of procedural infringements and a cassation appeal against the judgment. Leave to proceed was refused for the extraordinary appeals for procedural infringement and the cassation appeal filed by one of the appellants, and it was partially refused for the cassation appeal filed by the other appellant, by an order of 13 October 2010. The admitted grounds of the latter appeal were dismissed in a judgment dated 21 May 2012, thereby confirming that the appeals had been dismissed.

The appeal filed with Santander Commercial Court no. 1 in relation to the objection to the corporate resolutions adopted by the shareholders at the annual general meeting held on 11 June 2010 was withdrawn and dismissed by an order of 24 February 2012.

ii. Credit assignment transactions

Following the prolonged investigations carried out since 1992 by the Madrid Central Examining Court number 3, and the repeated applications by the Public Prosecutor’s Office and the Government Lawyer, as the representative of the Public Treasury, to have the case against the Bank and its executives dismissed and struck off, the trial commenced at Panel One of the Criminal Chamber of the National Appellate Court and after the debate on preliminary issues was held at the end of November 2006, without the appearance of the Government Lawyer, in which the Public Prosecutor’s Office reiterated its appeal to set aside the trial and interrupt the proceedings, on 20 December 2006, the Criminal Chamber of the National Appellate Court ordered the dismissal of the proceedings, as requested by the Public Prosecutor’s Office and the private prosecution.

A cassation appeal was filed against the aforementioned order by the Association for the Defence of Investors and Customers and Iniciativa per Catalunya Verds and, following the opposition by the Public Prosecutor’s Office, the Government Lawyer and the remaining appearing parties, it was dismissed by a Supreme Court decision handed down on 17 December 2007.

In an interlocutory order of 15 April 2008, the Supreme Court dismissed the request filed by the Association for the Defence of Investors and Customers for the decision handed down in the judgment of 17 December 2007 to be set aside.

The appeal filed by the Association for the Defence of Investors and Customers against the aforementioned Supreme Court decision was given leave to proceed by the Spanish Constitutional Court, and the appearing parties submitted their pleadings. Subsequently, the appellant filed a document seeking dismissal of the appeal, which the Spanish Constitutional Court transferred to the Public Prosecutor’s Office and the appearing parties for their responses on 25 September 2012.

e)	Information relating to 2011 and 2010

The information relating to 2011 and 2010 contained in these notes to the consolidated financial statements is presented with the information relating to 2012 for comparison purposes only and, accordingly, it does not constitute the Group’s statutory consolidated financial statements for 2011 and 2010.

f)	Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base, the capital ratios using the criteria of the related Bank of Spain Circular and the scenarios used for capital planning. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitisations, sales of assets and issues of equity instruments (preference shares and subordinated debt) and hybrid instruments.

The regulations on the calculation and control of minimum capital requirements in Spain have been implemented, since June 2008, by Bank of Spain Circular 3/2008, which adapts Spanish legislation to European Directives 2006/48 and 2006/49 (known as Capital Requirements Directives, or CRD I), which include, inter alia, provisions equivalent to those defined in the Basel II framework agreement. This regulatory framework is based on three pillars. Pillar I sets out the minimum capital requirements to be met, and provides for the possibility of using internal ratings and models (IRB approach) in the calculation of risk-weighted exposures and including operational risk therein. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. Pillar II establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile. Lastly, Pillar III defines the elements relating to disclosures and market discipline.

In July 2009, the Basel Committee on Banking Supervision published a reform of the Basel II framework which raised the regulatory capital requirements for the trading book and complex securitisation exposures, known as Basel 2.5. At European level, these greater requirements were reflected in Directive 2009/111 (CRD II) and 2010/76 (CRD III), which were in turn included in Bank of Spain Circular 03/2008 through Circular 4/2011.

In December 2010, the Committee on Banking Supervision published a new global regulatory framework in order to strengthen international capital standards (Basel III), by enhancing the quality, consistency and transparency of the capital base and improving risk coverage. This framework is scheduled for inclusion in European legislation in the near future through a new European Directive (CRD IV) and European Regulation (CRR) which will be directly applicable to the Member States.

In December 2011, the European Banking Authority (EBA) published new capital requirements for the main European credit institutions. These requirements are part of a package of measures adopted by the European Council in the second half of 2011 with the aim of restoring stability and confidence in the European markets.

At 30 June 2012, the institutions selected for the EBA sample were required to have a Tier 1 core capital ratio, determined on the basis of EBA rules, of at least 9%. These capital requirements are expected to be of an exceptional and temporary nature.

In Spain, Royal Decree-Law 2/2011 was approved on 18 February 2011, establishing the implementing regulations of the “Plan for Strengthening the Financial Sector”, which aimed, inter alia, to establish in advance certain capital requirements, established by Basel III, by setting a principal capital requirement of 8% or 10%, depending on the characteristics of each entity. Also, Royal Decree-Law 2/2012, on the clean-up of the financial sector, was published on 3 February 2012, setting forth additional principal capital requirements to be met by entities based on certain levels of assets relating to the property industry.

Lastly, Law 9/2012, on restructuring and resolution of credit institutions, was published on 14 November 2012, which established, effective from 1 January 2013, a single principal capital requirement of 9%, phasing in both the eligible instruments and deductions with those used by the European Banking Authority. Law 9/2012 was partially implemented by Bank of Spain Circular 7/2012, on minimum principal capital requirements.

At 31 December 2012, the Group met all the minimum capital requirements established by current legislation and those set forth in the EBA’s recommendation.

From an economic standpoint, capital management seeks to optimise value creation at the Group and at its constituent business units. To this end, the economic capital, RORAC and value creation data for each business unit are generated, analysed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Group’s capital, it is essential to estimate and analyse future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.), macroeconomic scenarios defined by the Group’s economic research service, and the impact, if any, of foreseeable regulatory changes. These estimates are used by the Group as a reference to plan the management actions (issues, securitisations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, values of equity instruments, etc. that mirror historical crises that could happen again or plausible but unlikely stress situations.

ii. Plan for the roll-out of advanced approaches and authorisation from the supervisory authorities

Santander Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%.

Accordingly, the Group continued in 2012 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units.

The Group has obtained authorisation from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom, Portugal, non-retail portfolios in Mexico and large corporate portfolios in Brazil and Chile. In 2012 approval was obtained for the SMEs portfolio in Portugal. The Group’s Basel implementation strategy is focused on obtaining authorisation for the use of AIRB approaches at the main entities in the Americas and Europe.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, the Group was authorised to use its internal model for market risk with respect to the treasury area’s trading activities in Madrid and the Chile, Portugal and Mexico units (the latter since March 2012), thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other unit entities.

Lastly, as part of the Basel 2.5 requirements, regulatory approval was obtained for the Group’s corporate methodology, enabling Santander Group to calculate, for the market risk of the trading book, the incremental default and migration risk charge (IRC) and stressed value at risk (Stressed VaR).

With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing the entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander Group. The Group has performed numerous acquisitions in recent years and, as a result, a longer maturity period is required in order to develop the internal model based on its own management experience of the various acquired entities. However, although Santander Group is currently using the standardised approach for regulatory capital calculation purposes, it is considering the possibility of adopting AMA approaches in the near future, once it has collated sufficient data using its own management model.

g)	Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to the consolidated financial statements.

h)	Events after the reporting period

It should be noted that from 1 January 2013 to the date on which these consolidated financial statements were authorised for issue, the following significant events occurred:

•

In the context of the merger of Banco Santander, S.A. with Banco Español de Crédito, S.A. (Banesto), on 9 January 2013 the boards of directors of both entities approved the common draft terms of merger. Also, on 28 January 2013 the boards of directors of Banco Santander, S.A. and Banco Banif, S.A. approved the related common draft terms of merger (see Note 3.b.xvii).

•

At its meeting of 11 January 2013, the Bank’s executive committee resolved to apply the “Santander Dividendo Elección” programme on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.152 per share, in shares or cash.

2. Accounting policies

The accounting policies applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i. Functional currency

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in foreign currency.

ii. Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

•	Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates), and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in EMU countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:

•	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.

•	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.

•

Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

•

The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros

If the functional currency is not the euro, the balances in the financial statements of the consolidated entities (or entities accounted for using the equity method) are translated to euros as follows:

•	Assets and liabilities, at the closing rates.

•	Income and expenses, at the average exchange rates for the year.

•	Equity items, at the historical exchange rates.

iii. Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under Valuation adjustments—Exchange differences.

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognised under Valuation adjustments—Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognised under Valuation adjustments—Entities accounted for using the equity method, until the related item is derecognised, at which time they are recognised in the consolidated income statement.

iv. Entities located in hyperinflationary economies

In 2009 the Group sold substantially all its businesses in Venezuela and at 31 December 2012 its net assets in that country amounted to only EUR 3 million (31 December 2011: EUR 10 million; 31 December 2010: EUR 18 million).

In view of the foregoing, at 31 December 2012, 2011 and 2010 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at 2012, 2011 and 2010 year-end it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v. Exposure to foreign currency risk

At 31 December 2012, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling, the Mexican peso, the US dollar and the Chilean peso. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the US dollar and the Polish zloty.

At 31 December 2011, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling, the Mexican peso, the Chilean peso, the Polish zloty and the US dollar. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the US dollar, the Mexican peso and the Polish zloty.

At 31 December 2010, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling, the Mexican peso and the Chilean peso. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso, the US dollar and the Chilean peso.

The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36).

The following tables show the sensitivity of consolidated profit and consolidated equity to changes in the Group’s foreign currency positions due to 1% variations in the various foreign currencies in which the Group has material balances.

The estimated effect on the Group’s consolidated equity and consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2012	2011	2010	2012	2011	2010
US dollar	(45.1)	(41.7)	(39.1)	—	2.8	—
Chilean peso	(10.2)	(7.3)	(11.7)	—	6.1	7.6
Pound sterling	(75.2)	(72.8)	(62.0)	—	10.5	20.3
Mexican peso	(4.7)	(22.2)	(42.9)	—	9.5	9.1
Brazilian real	(77.5)	(151.7)	(89.2)	—	—	—
Polish zloty	(22.1)	(19.4)	(2.6)	—	3.7	—

Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2012	2011	2010	2012	2011	2010
US dollar	46.0	42.5	39.9	—	(2.9)	—
Chilean peso	10.4	7.5	11.9	—	(6.2)	(7.8)
Pound sterling	76.8	74.2	63.2	—	(10.7)	(20.7)
Mexican peso	4.8	22.6	42.0	—	(9.7)	(9.3)
Brazilian real	74.3	60.1	81.0	—	—	—
Polish zloty	17.8	19.8	2.7	—	(3.8)	—

The foregoing data were obtained by calculating the possible effect of a variation in exchange rates on the various asset and liability items, excluding the foreign exchange positions arising from goodwill, and on other foreign currency-denominated items, such as the Group’s derivative instruments, considering the offsetting effect of the various hedging transactions (mainly foreign currency options and foreign currency purchase and sale transactions) on these items. This effect was estimated using the exchange difference recognition methods set forth in Note 2.a) iii above.

Also, the estimated effect on the Group’s consolidated equity of a 1% appreciation or depreciation of the euro against the foreign currencies in which goodwill is denominated at 31 December 2012 would be a decrease or increase, respectively, in equity due to valuation adjustments of EUR 90.2 million and EUR 92 million in the case of the pound sterling (2011: EUR 88.1 million and EUR 89.9 million), EUR 72.1 million and 73.5 million in the case of the Brazilian real (2011: EUR 80.5 million and EUR 82.1 million), EUR 26.5 million and EUR 27.1 million in the case of the US dollar (2011: EUR 22.5 million and EUR 23 million), and EUR 40.9 million and EUR 41.7 million for the other currencies (2011: EUR 39.2 million and EUR 40 million). These changes are offset by a decrease or increase, respectively, in the balance of goodwill at that date and, therefore, they have no impact on the calculation of the Group’s equity.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at 31 December 2012, 2011 and 2010.

b)	Basis of consolidation

i. Subsidiaries

Subsidiaries are defined as entities over which the Bank has the capacity to exercise control; control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated entities are eliminated on consolidation.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognised at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognised as goodwill (see Note 17). Negative differences are recognised in profit or loss on the date of acquisition.

Additionally, the share of third parties of the Group’s equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 28). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

The Appendices contain significant information on these entities.

ii. Interests in joint ventures (jointly controlled entities)

Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (venturers) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

In the consolidated financial statements, investments in jointly controlled entities are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a jointly controlled entity are eliminated to the extent of the Group’s ownership interest in the entity.

The Appendices contain significant information on these entities.

iii. Associates

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control. Significant influence generally exists when the Bank holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

The Appendices contain significant information on these entities.

iv. Special purpose entities

When the Group incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, it determines, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, inter alia, the risks and rewards retained by the Group and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Group. These entities include the securitisation special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Group continues to exercise control.

v. Other matters

At 31 December 2012, the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A., (ii) Luri 2, S.A. and (iii) Luri Land, S.A. The percentage ownership interest in the aforementioned companies was 5.59%, 4.82% and 5.16%, respectively (see Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities.

In addition, at 31 December 2012 the Group exercised joint control of Luri 3, S.A., despite holding 9.63% of its share capital (see Appendix II). This decision is based on the Group’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.

The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The company object of these entities is the acquisition of real estate and other general operations relating thereto, including the rental, purchase and sale of properties (see Appendices I and II). 8% of their investment property is located in Spain.

vi. Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity are recognised for accounting purposes as follows:

•

The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. Since 1 January 2010, in cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration must be recognised as part of the consideration transferred and measured at its acquisition-date fair value; also since that date, acquisition-related costs, such as fees paid to auditors, legal advisers, investment banks and other consultants, may not for these purposes form part of the cost of the business combination.

•

The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.

•

Any positive difference between the aforementioned items is recognised as discussed in Note 2.m. Any negative difference is recognised under Gains from bargain purchases arising in business combinations in the consolidated income statement.

Since 1 January 2010, goodwill is only measured and recognised once, when control is obtained of a business.

vii. Changes in the levels of ownership interests in subsidiaries

As required under IFRSs, since 1 January 2010, acquisitions and disposals not giving rise to a change in control are recognised as equity transactions, and no gain or loss is recognised in the income statement and the initially recognised goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognised in reserves.

Similarly, since that date, IAS 27 has established that when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognised in valuation adjustments of that company are derecognised from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognised. The difference between these amounts is recognised in profit or loss.

With respect to non-monetary contributions to jointly controlled entities, the IASB has acknowledged the existence of a conflict between IAS 27, which establishes that if control is lost the remaining equity interest is measured at fair value, recognising the full amount of the gain or loss in profit or loss, and IAS 31.48, together with SIC 13, which -for transactions within its scope- would only permit recognition of the portion of the gain or loss attributable to the capital owned by the other venturers in the jointly controlled entity. The Group has opted to apply the provisions of IAS 27 consistently to all transactions falling under the scope of the aforementioned standards.

viii. Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2012, 2011 and 2010.

c)	Definitions and classification of financial instruments

i. Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The following transactions are not treated for accounting purposes as financial instruments:

1. - Investments in associates and jointly controlled entities (see Note 13).

2. - Rights and obligations under employee benefit plans (see Note 25).

3. - Rights and obligations under insurance contracts (see Note 15).

4. - Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash and balances with central banks, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

•

Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•

Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

•

Available-for-sale financial assets: this category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

•

Loans and receivables: this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Group’s business.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortised cost (which includes any reductions required to reflect the estimated losses on their recovery).

•

Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

•	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks.

•

Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, depending on the institutional sector to which the debtor belongs, under:

•	Loans and advances to credit institutions: credit of any nature, including deposits and money market operations, in the name of credit institutions.

•	Loans and advances to customers: includes the remaining credit, including money market operations through central counterparties.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•

Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

•

Trading derivatives: includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•

Hedging derivatives: includes the fair value in favour of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Liabilities associated with non-current assets held for sale or they relate to Hedging derivatives or Changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

•

Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

•

Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are issued or originated.

•

Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•

Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Deposits from central banks: deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.

•	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

•	Customer deposits: includes the remaining deposits, including money market operations through central counterparties.

•	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

•	Trading derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

•	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Group which, although capital for legal purposes, do not meet the requirements for classification as equity, such as certain preference shares issued.

•	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

•	Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:
i. Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The fair value of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2012, there were no significant investments in quoted financial instruments which have ceased to be recognised at their quoted price because their market cannot be deemed to be active.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised in Gains/losses on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

Loans and receivables and Held-to-maturity investments are measured at amortised cost using the effective interest method. Amortised cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortisation (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortised cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognised.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognised represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortised cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

The following table shows a summary of the fair values, at 2012, 2011 and 2010 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2012			2011			2010
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total
Financial assets held for trading	48,014	129,903	177,917	45,528	127,110	172,638	65,009	91,753	156,762
Other financial assets at fair value through profit or loss	3,387	24,969	28,356	2,324	17,239	19,563	9,446	30,034	39,480
Available-for-sale financial assets	65,719	26,547	92,266	68,325	18,288	86,613	69,337	16,898	86,235
Hedging derivatives (assets)	128	7,808	7,936	1,497	8,401	9,898	1,226	7,001	8,227
Financial liabilities held for trading	15,985	127,257	143,242	16,084	130,864	146,948	18,027	118,745	136,772
Other financial liabilities at fair value through profit or loss	—	45,418	45,418	—	44,909	44,909	—	51,020	51,020
Hedging derivatives (liabilities)	96	6,348	6,444	592	5,852	6,444	509	6,125	6,634
Liabilities under insurance contracts	—	1,425	1,425	—	517	517	4,163	6,286	10,449

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates. In accordance with the standards in force (EU-IFRSs), any difference between the transaction price and the fair value based on valuation techniques is not initially recognised in the income statement.

The Group did not make any material transfers of financial instruments between one measurement method and another in 2012.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions within the Group: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important financial instruments and families of derivatives, and the related valuation techniques and inputs, by asset class.

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using forward estimation of flows and calculating net present value by discounting those flows taking into account basis swap and cross currency spreads, depending on the payment frequency and currency of each leg of the derivative. Vanilla products, including regular and digital cap and floor options as well as swaptions, are priced using benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposits, futures, cross currency swap and constant maturity swap rates as well as basis swap spreads. These data allow us to calculate different interest rate yield curves depending on the payment frequency and discounting curves for each currency. For derivative instruments, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions. Interpolation and extrapolation of volatilities from the quoted ranges are carried out using well-accepted industry models. More exotic instruments may involve the use of non-observable data or model parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates. These internal parameters are usually defined from historical data or through calibration.

The inflation asset class includes inflation-linked bonds and zero-coupon or year-on-year inflation-linked swaps, valued with the net present value method using forward estimation and discounting. Some derivatives on inflation indexes are also available and are priced using standard and more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality. These data allow us to calculate a forward inflation curve. Implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts, which include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using well-accepted industry models and bespoke models, as appropriate. For derivatives on illiquid stocks, hedging is facilitated by taking into account the liquidity constraints inside models.

The inputs of equity models consider interest rate curves, spot prices, dividends, asset borrowing costs (repo margin spreads), implied volatilities, correlation among equity stocks and indexes, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American vanilla call and put options. Interpolation and extrapolation techniques allow us to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are obtained from historical data or, when possible, are implied from market quotes of correlation-dependent products.

The inputs of foreign exchange models include the interest rate curve for each currency, the spot foreign exchange price and the implied volatilities and correlation among assets of this type. Volatilities are obtained from European vanilla call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralised debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs, NTDs and CDOs.

Valuation inputs are the interest rate curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indexes and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies (quoted instruments similar to the instrument to be valued) or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

The fair value of financial instruments obtained from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of commodities and shares, volatility and prepayments. The valuation models are not significantly subjective, since they can be adjusted and recalibrated, where appropriate, through the internal calculation of the fair value and the subsequent comparison with the related actively traded price. However, fair value adjustments may be necessary when market quoted prices are not available for comparison purposes. There are sources of risk such as uncertain model parameters, illiquid underlying issuers, low quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, in keeping with common industry practice, the Group calculates and applies a valuation adjustment in order to account for the sources of model risk described below:

For fixed income markets, examples of model risk include the correlation among fixed income indexes, the lack of stochastic basis spread modelling, calibration risk and volatility modelling. Other sources of risk arise from the estimation of market data.

In equity markets, examples of model risk include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk arise from the hedging management of digital, callable and barrier option payments. In addition, sources of risk arising from the estimation of market data such as dividends, and correlation for quanto and composite options must also be considered.

For specific financial instruments relating to home mortgage loans granted by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the Halifax House Price Index (HPI) is the main input. In these cases, assumptions include estimates of the future growth and the volatility of the HPI, mortality and the implied credit spreads.

Inflation markets are exposed to model risk resulting from the uncertainty of modelling the correlation structure among various CPI (Consumer Price Index) rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

Foreign exchange markets are exposed to model risk resulting from forward skew modelling, the impact of stochastic interest rates and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 31 December 2012, 2011 and 2010 and the potential effect on their measurement at 31 December 2012 of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data:

	Millions of euros
	Fair values calculated using internal models at 31/12/12				Effect of reasonable assumptions on fair values at 31/12/12
	Level 2	Level 3	Valuation techniques	Main assumptions	More favourable		Less favourable
ASSETS:
Financial assets held for trading	129,508	395			281		(254)
Loans and advances to credit institutions	9,843	—	Present Value Method	Observable market data	—		—
Loans and advances to customers (b)	9,162	—	Present Value Method	Observable market data	—		—
Debt and equity instruments	1,320	—	Present Value Method	Observable market data, HPI	4		(4)
Trading derivatives	109,183	395			277		(250)
Swaps	90,759	109	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity	18	(e)	(18	)(e)
Exchange rate options	708	46	Black-Scholes Model	Observable market data, liquidity	—	(e)	—	(e)
Interest rate options	9,141	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	73	(e)	(70	)(e)
Interest rate futures	78	—	Present Value Method	Observable market data	—		—
Index and securities options	3,188	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	39	(e)	(43	)(e)
Other	5,309	240	Present Value Method, Monte Carlo simulation and other	Observable market data and other	146	(e)	(118	)(e)
Hedging derivatives	7,808	—
Swaps	7,609	—	Present Value Method	Observable market data, basis	—		—
Exchange rate options	43	—	Black-Scholes Model	Observable market data	—		—
Interest rate options	36	—	Black-Scholes Model	Observable market data	—		—
Other	120	—	N/A	N/A
Other financial assets at fair value through profit or loss	24,500	469			59		(60)
Loans and advances to credit institutions	10,272	—	Present Value Method	Observable market data	—		—
Loans and advances to customers (d)	13,863	74	Present Value Method	Observable market data, HPI	2		(2)
Debt and equity instruments	365	395	Present Value Method	Observable market data	56		(58)
Available-for-sale financial assets	26,123	424			5		(5)
Debt and equity instruments	26,123	424	Present Value Method	Observable market data	5		(5)
LIABILITIES:
Financial liabilities held for trading	127,158	99			—		—
Deposits from central banks	1,128	—	Present Value Method	Observable market data	—		—
Deposits from credit institutions	8,292	—	Present Value Method	Observable market data	—		—
Customer deposits	8,890	7	Present Value Method	Observable market data	—		—
Debt and equity instruments	1	—	Present Value Method	Observable market data, liquidity	(a	)	(a	)
Trading derivatives	108,847	92			—		—
Swaps	88,450	8	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity, HPI	(e	)	(e	)
Exchange rate options	766	6	Black-Scholes Model	Observable market data, liquidity	(e	)	(e	)
Interest rate options	10,772	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	(e	)	(e	)
Index and securities options	121	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	(e	)	(e	)
Interest rate and equity futures	4,816	—	Present Value Method	Observable market data	—		—
Other	3,922	78	Present Value Method, Monte Carlo simulation and other	Observable market data and other	(e	)	(e	)
Hedging derivatives	6,348	—			—		—
Swaps	5,860	—	Present Value Method	Observable market data, basis	—		—
Exchange rate options	76	—	Black-Scholes Model	Observable market data	—		—
Interest rate options	17	—	Black-Scholes Model	Observable market data	—		—
Other	395	—	N/A	N/A	—		—
Other financial liabilities at fair value through profit or loss	45,312	106	Present Value Method	Observable market data	—		—
Liabilities under insurance contracts	1,425	—	See Note 15		—		—

	368,182	1,493			345		(319)

	Millions of euros
	Fair values calculated using internal models
	31/12/11		31/12/10
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:
Financial assets held for trading	126,663	447	91,300	453
Loans and advances to credit institutions	4,636	—	16,216	—	Present Value Method	Observable market data
Loans and advances to customers (b)	8,056	—	755	—	Present Value Method	Observable market data
Debt and equity instruments	19,674	—	10,954	29	Present Value Method	Observable market data, HPI
Trading derivatives	94,298	447	63,375	424
Swaps	74,520	145	46,424	138	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity
Exchange rate options	964	95	658	69	Black-Scholes Model	Observable market data, liquidity
Interest rate options	7,936	—	6,632	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	91	—	53	—	Present Value Method	Observable market data
Index and securities options	3,728	—	5,248	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	7,059	207	4,360	217	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	8,400	1	7,001	—
Swaps	8,172	1	6,886	—	Present Value Method	Observable market data, basis
Exchange rate options	161	—	67	—	Black-Scholes Model	Observable market data
Interest rate options	45	—	31	—	Black-Scholes Model	Observable market data
Other	22	—	17	—	N/A	N/A
Other financial assets at fair value through profit or loss	16,882	357	29,689	345
Loans and advances to credit institutions	4,701	—	18,831	—	Present Value Method	Observable market data
Loans and advances to customers (d)	11,694	54	7,719	58	Present Value Method	Observable market data, HPI
Debt and equity instruments	487	303	3,139	287	Present Value Method	Observable market data
Available-for-sale financial assets	18,055	233	15,504	1,394
Debt and equity instruments	18,055	233	15,504	1,394	Present Value Method	Observable market data
LIABILITIES:
Financial liabilities held for trading	130,755	110	118,608	137
Deposits from central banks	7,740	—	12,605	—	Present Value Method	Observable market data
Deposits from credit institutions	9,287	—	28,370	—	Present Value Method	Observable market data
Customer deposits	16,574	—	7,849	—	Present Value Method	Observable market data
Debt and equity instruments	2	—	365	—	Present Value Method	Observable market data, liquidity
Trading derivatives	97,152	110	69,419	137
Swaps	73,614	2	48,527	6	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity, HPI
Exchange rate options	946	11	915	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	9,722	—	7,356	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	7,036	—	6,189	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	273	—	181	—	Present Value Method	Observable market data
Other	5,560	97	6,251	131	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	5,852	—	6,125	—
Swaps	5,639	—	5,723	—	Present Value Method	Observable market data, basis
Exchange rate options	169	—	363	—	Black-Scholes Model	Observable market data
Interest rate options	21	—	16	—	Black-Scholes Model	Observable market data
Other	23	—	23	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	44,740	169	50,861	159	Present Value Method	Observable market data
Liabilities under insurance contracts	517	—	6,286	—	See Note 15

	351,864	1,316	325,374	2,488

(a)	The sensitivity of the issued debt and equity instruments in liabilities calculated using HPI assumptions is not detailed, since these instruments are perfectly hedged. Consequently, any change in the valuation of these issued instruments would be offset exactly by an equal and opposite change in the valuation of the associated foreign currency derivatives.
(b)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(c)	Includes credit risk derivatives with a positive net fair value of EUR 18 million recognised in the consolidated balance sheet. These assets and liabilities are measured using the aforementioned Standard Gaussian Copula Model.
(d)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.
(e)	The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

The main transactions measured using unobservable market data that constitute significant inputs of the internal models (Level 3) are:

•

HPI (House Price Index) derivatives at Santander UK. HPI derivatives, of which the Group, through its subsidiary in the UK, has a 90% share of the market, are considered illiquid markets. The entity’s assumptions are the main driver for their valuation.

•	Illiquid CDOs at the treasury unit at Santander UK.

•	Unlisted equity securities.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

As detailed in the foregoing tables, at 31 December 2012 the potential effect on the measurement of the financial instruments of a change in the main assumptions (liquidity, correlations, dividends and HPI) to less favourable reasonably probable assumptions, taking the lowest value within the range that is considered probable, would be to reduce gains or increase losses by EUR 319 million (31 December 2011: EUR 418 million; 31 December 2010: EUR 476 million). The effect of using other more favourable reasonably probable assumptions, taking the highest value within the range that is considered probable, would be to increase gains or reduce losses by EUR 345 million (31 December 2011: EUR 432 million; 31 December 2010: EUR 498 million).

The net loss recognised in the consolidated income statement for 2012 arising from the aforementioned valuation models amounted to EUR 229 million, of which a gain of EUR 20 million related to models whose significant inputs are unobservable market data.

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recognised under Interest and similar income or Interest expense and similar charges, as appropriate, and those arising for other reasons, which are recognised at their net amount under Gains/losses on financial assets and liabilities (net).

Adjustments due to changes in fair value arising from:

•

Available-for-sale financial assets are recognised temporarily in equity under Valuation adjustments—Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognised in Valuation adjustments—Exchange differences (net), or to exchange differences arising on monetary financial assets, which are recognised in Exchange differences (net) in the consolidated income statement).

•

Items charged or credited to Valuation adjustments—Available-for-sale financial assets and Valuation adjustments—Exchange differences (net) remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognised, at which time they are recognised in the consolidated income statement.

•

Unrealised gains on available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognised under Valuation adjustments—Non-current assets held for sale.

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (trading derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognised as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognised directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in equity under Valuation adjustments—Cash flow hedges until the forecast transactions occur, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c. In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in equity under Valuation adjustments—Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognised in the consolidated income statement.

d. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognised directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognised on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortised at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognised in equity under Valuation adjustments (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognised in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognised immediately in profit or loss.

vi. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as Other financial assets/liabilities at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	If the Group transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.

2.	If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognised:

a. An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

b. The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability, without offsetting.

3.	If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.

b. If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognised when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired, with the intention either to cancel them or to resell them.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

g)	Impairment of financial assets

i. Definition

A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:

•	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

•	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognised impairment losses is recognised in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognise the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

Transactions classified as doubtful due to arrears are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid instalments, the reasons for classifying such transactions as doubtful cease to exist, unless other subjective reasons remain for classifying them as doubtful. The refinancing of doubtful loans does not result in their reclassification to standard unless: there is certainty that the customer can make payment in accordance with the new schedule; the customer provides effective guarantees or collateral; the customer pays the current interest receivable; and the customer complies with the cure period described in Note 54.

The following constitute effective guarantees or collateral: collateral in the form of cash deposits; quoted equity instruments and debt securities issued by creditworthy issuers; mortgages on completed housing, offices and multi-purpose premises and on rural property, net of any prior charges; and personal guarantees (bank guarantees, inclusion of new obligors, etc.) which entail the direct and joint liability of the new guarantors to the customer, these being persons or entities whose solvency is sufficiently demonstrated so as to ensure the full repayment of the transaction on the agreed terms.

The balances relating to impaired transactions continue to be recognised on the balance sheet, for their full amounts, until the Group considers that the recovery of those amounts is remote.

The Group considers recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as doubtful due to arrears (the maximum period established by the Bank of Spain).

When the recovery of a financial asset is considered unlikely, it is written off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

ii. Debt instruments carried at amortised cost

For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•

Individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics -customers classified by the Group as “individualised”. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

•

Collectively, in all other cases -customers classified by the Group as “standardised”-, by grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. The credit risk characteristics considered for the purpose of grouping the assets are, inter alia, instrument type, debtor’s industry and geographical location, type of guarantee or collateral, age of past-due amounts and any other relevant factor for the estimation of future cash flows. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualised customers.

As regards impairment losses resulting from materialisation of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:

•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materialises: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities and commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

With respect to the coverage of loss arising from credit risk, the Group must meet the Bank of Spain requirements, which establish that, until the Spanish regulatory authority has verified and approved the internal models for the calculation of the allowance for losses arising from credit risk (to date it has only approved the internal models to be used to calculate regulatory capital), entities must calculate their credit risk coverage as set forth below:

a. Specific allowance (individuals):

The allowance for debt instruments not measured at fair value through profit or loss that are classified as doubtful is generally recognised in accordance with the criteria set forth below:

i.	Assets classified as doubtful due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii.	Assets classified as doubtful for reasons other than counterparty arrears:

Debt instruments which are not classifiable as doubtful due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognised in assets and the present value of the cash flows expected to be received.

b. General allowance for inherent losses (collective):

Based on its experience and on the information available to it on the Spanish banking industry, the Bank of Spain has established various categories of debt instruments and contingent liabilities, classified as standard risk, which are recognised at Spanish entities or relate to transactions performed on behalf of residents in Spain which are recognised in the accounting records of foreign subsidiaries, and has applied a range of required allowances to each category.

c. Country risk allowance:

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses. However, due to the size of the Group and to the proactive management of its country risk exposure, the allowances recognised in this connection are not material with respect to the credit loss allowances recognised.

However, the coverage of the Group’s losses arising from credit risk must also meet the regulatory requirements of IFRSs and, therefore, the Group checks the allowances calculated as described above with those obtained from internal models for the calculation of the coverage of losses arising from credit risk in order to confirm that there are no material differences.

The Group’s internal models determine the impairment losses on debt instruments not measured at fair value through profit or loss and on contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, impairment losses on loans are losses incurred at the reporting date, calculated using statistical methods.

The amount of an impairment loss incurred on these debt instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted. In estimating the future cash flows of debt instruments the following factors are taken into account:

•

All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risk to which each instrument is subject; and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

The Group uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 1.f).

The incurred loss is the expected cost, which will be disclosed in the one-year period after the reporting date, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss incurred is calculated by multiplying three factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•

Loss given default (LGD) is the loss arising in the event of default. It depends mainly on discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

In addition to all of the above, the calculation of the incurred loss takes into account the adjustment to the cycle of the aforementioned factors (PD and LGD).

The methodology for determining the general allowance for losses arising from credit risk seeks to identify the amounts of losses incurred at the reporting date which, regardless of whether they have been disclosed, the Group knows, on the basis of historical experience and other specific information, will arise in the one-year period following the reporting date.

At 31 December 2012, the estimated losses arising from credit risk calculated by the Group’s internal models did not differ materially from the allowances calculated on the basis of the Bank of Spain’s requirements.

iii. Debt or equity instruments classified as available for sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortisation in the case of debt instruments) and their fair value, less any impairment loss previously recognised in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognised in equity under Valuation adjustments—Available-for-sale financial assets and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognised, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurs (or in equity under Valuation adjustments—Available-for-sale financial assets in the case of equity instruments).

iv. Equity instruments carried at cost

The amount of the impairment losses on equity instruments carried at cost is the difference between their carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognised in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

h)	Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Balances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).

Differences between the purchase and sale prices are recognised as interest over the contract term.

i)	Non-current assets held for sale and Liabilities associated with non-current assets held for sale

Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.

j)	Reinsurance assets and Liabilities under insurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:

•	By applying a strict methodology in the launch of products and in the assignment of value thereto.

•	By using deterministic and stochastic models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.

Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognised in the consolidated income statement and the assets are written down.

Liabilities under insurance contracts includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognised, according to their nature, under the related consolidated income statement items.

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

At least at each reporting date the Group assesses whether the insurance contract liabilities recognised in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:

•

Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•

The carrying amount recognised in the consolidated balance sheet of its insurance contract liabilities (see Note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealised gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognised directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognised in equity.

The most significant items forming part of the technical provisions (see Note 15) are detailed below:

•	Non-life insurance provisions:

i)	Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)	Provision for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.

•	Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:

i)	Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)	Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalisation system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

•

Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.

•

Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.

•

Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.

k)	Tangible assets

Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i. Property, plant and equipment for own use

Property, plant and equipment for own use -including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases- are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognised in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average annual rate
Buildings for own use	2.0%
Furniture	7.7%
Fixtures	7.0%
Office and IT equipment	25.0%
Leasehold improvements	7.0%

The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognised as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

ii. Investment property

Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.

The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

iii. Assets leased out under an operating lease

Property, plant and equipment—Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

l)	Accounting for leases

i. Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognised as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.

When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance charges arising under finance lease agreements are credited and debited, respectively, to Interest and similar income and Interest expense and similar charges in the consolidated income statement so as to produce a constant rate of return over the lease term.

ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets (see Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognised on a straight-line basis under Other operating income in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.

iii. Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognised at the time of sale. In the case of finance leasebacks, any profit or loss is amortised over the lease term.

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyse, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue. In this connection, when the Group performed the transactions described in Note 16, it carried out the aforementioned analysis and concluded that there was no reasonable certainty that the related options would be exercised, since their exercise price was linked to fair value and there were no other indicators that could force the Group to exercise these options; therefore, under IAS 17, it was required to recognise the gain or loss on the sale.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognised.

Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.

i. Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

•

If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.

•

If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

•

The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill is only recognised when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.

At the end of each reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net)—Goodwill and other intangible assets in the consolidated income statement.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

ii. Other intangible assets

Other intangible assets includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortisation charge is recognised under Depreciation and amortisation charge in the consolidated income statement.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to Impairment losses on other assets (net) in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (see Note 2.k).

Internally developed computer software

Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised.

n)	Other assets

Other assets in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:

•

Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories includes land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognised as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognised in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised.

•

Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favour, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

ñ)	Other liabilities

Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

o)	Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

•

Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

•

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

•

Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (see Note 25):

•	Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

•

Provisions for contingent liabilities and commitments: includes the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

•

Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognised to cover tax and legal contingencies and litigation and the other provisions recognised by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

p)	Court proceedings and/or claims in process

In addition to the disclosures made in Note 1, at the end of 2012 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

q)	Own equity instruments

Own equity instruments are those meeting both of the following conditions:

•

The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.

•

The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are deducted directly from equity.

Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments is directly added to or deducted from equity.

r)	Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognises in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

s)	Recognition of income and expenses

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognised on an accrual basis using the effective interest method. Dividends received from other companies are recognised as income when the consolidated entities’ right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. Any interest that may have been recognised in the consolidated income statement before the corresponding debt instruments were classified as impaired, and that had not been collected at the date of that classification, is considered when determining the allowance for loan losses; accordingly, if subsequently collected, this interest is recognised as a reversal of the related impairment losses. Interest whose recognition in the consolidated income statement has been suspended is accounted for as interest income, when collected, on a cash basis.

ii. Commissions, fees and similar items

Fee and commission income and expenses are recognised in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.

•	Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.

•	Those relating to services provided in a single act are recognised when the single act is carried out.

iii. Non-finance income and expenses

These are recognised for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognised immediately in the consolidated income statement.

t)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognises a credit on the asset side of the consolidated balance sheet for the amount of the fees, commissions and similar interest received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortised cost (described in Note 2.g above).

The provisions made for these transactions are recognised under Provisions—Provisions for contingent liabilities and commitments in the consolidated balance sheet (see Note 25). These provisions are recognised and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognised under Financial liabilities at amortised cost—Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

u)	Assets under management and investment and pension funds managed by the Group

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in Fee and commission income in the consolidated income statement. Note 35.c contains information on the third-party assets managed by the Group.

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognised under Fee and commission income in the consolidated income statement.

v)	Post-employment benefits

Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, the benefits and indemnity payments payable, the contributions to employee welfare systems for pre-retirees and the post-employment welfare benefits.

The Group’s post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised in Staff costs in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 25).

Defined contribution plans

The contributions made in this connection in each year are recognised under Staff costs in the consolidated income statement. The amounts not yet contributed at each year-end are recognised, at their present value, under Provisions—Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognises under Provisions—Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets, of the net unrecognised cumulative actuarial gains and/or losses disclosed on measurement of these obligations, which are deferred using a corridor approach, and of the past service cost, which is deferred over time, as explained below.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

•     They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•     They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.

Actuarial gains and losses are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Group uses, on a plan-by-plan basis, the corridor approach and recognises in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognised at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher. The maximum five-year allocation period, which is required by the Bank of Spain for all Spanish financial institutions, is shorter than the average number of remaining years of active service relating to the employees participating in the plans, and is applied systematically.

The past service cost arises from changes to existing post-employment benefits or from the introduction of new benefits and is recognised in the consolidated income statement.

Post-employment benefits are recognised in the consolidated income statement as follows:

•	Current service cost, i.e. the increase in the present value of the obligations resulting from employee service in the current period, under Staff costs.

•

Interest cost, i.e. the increase during the year in the present value of the obligations as a result of the passage of time, under Interest expense and similar charges. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognised in the consolidated income statement relates exclusively to the obligations recognised as liabilities.

•	The expected return on plan assets and the gains or losses on the value of the plan assets, under Interest and similar income.

•	The actuarial gains and losses calculated using the corridor approach and the unrecognised past service cost, under Provisions (net) in the consolidated income statement.

w)	Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognised immediately (see Note 25).

x)	Termination benefits

Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

y)	Income tax

The expense for Spanish corporation tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when it results from a transaction recognised directly in equity, in which case the tax effect is also recognised in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.

Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.

Income and expenses recognised directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognised are reassessed at each reporting date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

z)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at 2012, 2011 and 2010 year-end is provided in Note 51.

aa)	Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•

Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash and balances with central banks in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

ab)	Consolidated statements of recognised income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.

Accordingly, this statement presents:

a.	Consolidated profit for the year.

b.	The net amount of the income and expenses recognised temporarily in consolidated equity under “Valuation Adjustments”.

c.	The net amount of the income and expenses recognised definitively in consolidated equity.

d.	The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e.	Total consolidated recognised income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

The amount of the income and expenses relating to entities accounted for using the equity method recognised directly in equity is presented in this statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

ac)	Statements of changes in total equity

This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a.	Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognised in the year: includes, in aggregate form, the total of the aforementioned items recognised in the consolidated statement of recognised income and expense.

c.	Other changes in equity: includes the remaining items recognised in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

3. Santander Group

a)	Banco Santander, S.A. and international Group structure

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

At international level, the various banks and other subsidiaries, jointly controlled entities and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

The Appendices provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)	Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Acquisition of 75% of AIG Bank Polska Spólka Akcyina

On 8 June 2010, Santander Consumer Bank Spólka Akcyjna S.A. (Poland) carried out a capital increase through the issue of 1,560,000 new shares, fully subscribed by AIG Consumer Finance Group Inc., through a non-monetary contribution of 11,177,088 shares of AIG Bank Polska Spólka Akcyina, representing 99.92% of its share capital. The capital increase amounted to PLN 452 million (approximately EUR 109 million at the transaction date).

Following this capital increase, the ownership interest held by the Group in Santander Consumer Bank, S.A. (Poland) was diluted to 70% of the share capital.

ii. Sale of James Hay Holdings Limited

On 10 March 2010, Santander Private Banking UK Limited completed the sale of James Hay Holdings Limited (including its five subsidiaries) through the transfer of all the shares of James Hay Holdings Limited to IFG UK Holdings Limited, a subsidiary of the IFG Group, for a total of GBP 39 million.

iii. Sale of Companhia Brasileira de Soluções e Serviços

In July 2010 the agreement entered into with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to these two entities of Santander Group’s ownership interest in Companhia Brasileira de Soluções e Serviços-CBSS (15.32% of the share capital) was executed. The sale price was approximately EUR 88.9 million, giving rise to a gain of EUR 80 million, which was recognised under Gains/(losses) on disposal of assets not classified as non-current assets held for sale (EUR 33 million net of tax and non-controlling interests) in the consolidated income statement for 2010.

iv. Bid for Santander BanCorp

The bid launched by Administración de Bancos Latinoamericanos Santander, S.L. (Ablasa), a wholly-owned subsidiary of Santander, for the portion of the share capital of Santander BanCorp (Puerto Rico) that it did not control, ended on 22 July 2010. Shareholders owning 7.8% of the shares accepted the offer and, therefore, following the transaction Ablasa held 98.4% of the total share capital of Santander BanCorp.

Ablasa acquired the remaining shares through a short form merger performed in Puerto Rico on 29 July 2010, whereby the shares held by the shareholders who did not accept the bid were redeemed and these shareholders received in exchange the same amount in cash that was paid in the bid (USD 12.69 per share), without interest and net of any applicable tax withholding.

The transaction totalled approximately USD 56 million (EUR 44 million), which gave rise to a decrease of EUR 45 million in Non-controlling interests and an increase of EUR 1 million in Reserves.

After the short form merger was completed, Santander BanCorp is now a wholly-owned subsidiary of Banco Santander. Its shares are no longer listed on the New York and Latibex stock exchanges and it is no longer required to file certain periodic information with the US Securities and Exchange Commission.

v. Agreement with Skandinaviska Enskilda Banken (SEB Group) for the acquisition of its commercial banking business in Germany

On 12 July 2010, Santander Group announced the agreement with Skandinaviska Enskilda Banken (SEB Group) for the purchase by the German subsidiary Santander Consumer Bank AG of the SEB Group’s commercial banking business in Germany. As a result of the acquisition of this business, which comprises 173 branches and provides services to a million customers, the number of Santander Consumer Bank branches in Germany almost doubled and the Group’s headcount increased by approximately 2,200. The transaction was completed on 31 January 2011, after receiving the relevant regulatory approval, amounting to EUR 494 million.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

Millions of euros
Cash and balances with central banks	61
Loans and receivables—loans and advances to customers (*)	8,202
Tangible assets	8
Other assets	82

Total assets	8,353

Deposits from credit institutions	710
Customer deposits	4,486
Marketable debt securities and Other financial liabilities	2,467
Provisions (**)	299
Other liabilities	42

Total liabilities	8,004

Net asset value	349

Non-controlling interests	—

Cost of investment	(494)

Goodwill at 1 February 2011 (***)	145

(*)	Of which approximately 83% relate to mortgage loans and the remainder to consumer loans. EUR 126 million of additional impairment losses were considered in estimating the fair value of the loans acquired.
(**)	Of which approximately EUR 66 million relate to provisions for pensions and EUR 103 million to other provisions.
(***)	Belongs to the Santander Consumer Holding cash-generating unit.

The acquired business contributed a loss of EUR 58 million to pre-tax profit for 2011.

vi. Acquisition of Bank Zachodni WBK, S.A.

On 7 February 2011, the Group announced the preparation in Poland of a takeover bid for all the shares of the Polish company Bank Zachodni WBK, S.A. (“BZ WBK”), which Allied Irish Bank (“AIB”), owner of 70.36% of BZ WBK, was obliged to accept, by virtue of the agreement entered into with Banco Santander in September 2010.

On 18 February 2011, notification of non-opposition to the Group’s acquisition of a significant holding was received from the financial regulator in Poland -KNF.

On 1 April 2011, the Group acquired 69,912,653 shares of Bank Zachodni WBK, S.A. representing 95.67% of the capital of this entity. The purchase of the aforementioned shares gave rise to a disbursement of EUR 3,987 million. Also, as had already been announced, on the same date Santander acquired the 50% ownership interest held by AIB in Bank Zachodni WBK Asset Management, S.A. for EUR 174 million in cash. Subsequently, based on the terms and conditions of the takeover bid, certain non-controlling shareholders of BZ WBK opted to sell their shares. As a result, the Group acquired 421,859 additional shares for EUR 24 million.

Following is the detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill translated to euros at the exchange rate at the date of acquisition:

Millions of euros
Cash and balances with central banks Loans and advances to credit institutions	316 386
Financial assets held for trading	691
Available-for-sale financial assets	3,422
Loans and receivables—loans and advances to customers (*)	8,346
Tangible assets	113
Intangible assets (**)	94
Other assets	226

Total assets	13,594

Customer deposits (***)	10,288
Deposits from credit institutions	797
Provisions	46
Other liabilities	464

Total liabilities	11,595

Net asset value	1,999

Non-controlling interests	(75)

Cost of investment	(4,185)

Goodwill at 1 April 2011	2,261

(*)	EUR 15 million of additional impairment losses were considered in estimating the fair value of the loans and receivables.
(**)	The estimate identified a customer list amounting to approximately EUR 54 million.
(***)	In the estimate customer deposits were reduced by approximately EUR 178 million.

At 31 December 2011, the Group held a total of 70,334,512 shares of Bank Zachodni WBK, S.A. (96.25%).

In 2011 Bank Zachodni WBK, S.A. contributed EUR 207 million to the profit of the Group. Had the acquisition taken place on 1 January 2011, the profit contributed to the Group would have been approximately EUR 276 million.

In August 2012, Bank Zachodni WBK S.A. performed a capital increase amounting to PLN 332 million (EUR 81 million) which was not subscribed by the Group, giving rise to a reduction of EUR 12 million in Reserves and EUR 5 million in Valuation adjustments, and to an increase of EUR 93 million in Non-controlling interests, considering the Group’s effective ownership interest in the entity. Following the aforementioned transaction, the Group holds 94.23% of the entity’s share capital.

vii. Acquisition of Santander Banif Inmobiliario

On 3 December 2010, for purely commercial reasons, the Group decided to contribute resources to the Santander Banif Inmobiliario, F.I.I. property investment fund (“the Fund”) through the subscription of new units and the granting of a two-year liquidity guarantee in order to meet any outstanding redemption claims by the unitholders and to avoid winding up the Fund. The Group offered the unitholders of the Fund the possibility, before 16 February 2011, to submit new requests for the total or partial redemption of their units or for the total or partial revocation of any redemption requests that they had previously submitted and had not been met.

Redemptions from this Fund, which is managed by the Group entity Santander Real Estate, S.G.I.I.C. S.A., had been suspended for two years in February 2009, in accordance with the request filed with the Spanish National Securities Market Commission (CNMV), due to the lack of sufficient liquidity to meet the redemptions requested at that date, which were in excess of 10% of net assets.

On 1 March 2011, the Group paid the full amount of the redemptions requested by the Fund’s unitholders, i.e. EUR 2,326 million (93.01% of the Fund’s net assets), through the subscription of the related units by the Group at their redemption value at 28 February 2011.

Since the Group already had a non-controlling interest in the Fund, following the aforementioned acquisition the Group owned 95.54% of the Fund. Furthermore, the suspension of redemptions was lifted from said date and the Fund is operating normally.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

Millions of euros
Cash and balances with central banks and loans and advances to credit institutions	69
Loans and receivables	10
Tangible assets	2,756
Other assets	9

Total assets	2,844

Customer deposits	81
Deposits from credit institutions	245
Other liabilities	17

Total liabilities	343

Net asset value	2,501

Non-controlling interests	(112)

Cost of investment	(2,389)

Goodwill at 1 March 2011	—

At 31 December 2011, Santander Banif Inmobiliario F.I.I. had contributed a pre-tax loss of EUR 106 million to the Group.

In 2012 the Group had acquired Fund units amounting to EUR 22 million and, accordingly, its ownership interest rose to 97.63%.

viii. Chile

In 2011 the Group performed various sales of shares representing 9.72% of the share capital of Banco Santander Chile for a total of USD 1,241 million, which gave rise to increases of EUR 434 million in Group reserves and EUR 373 million in non-controlling interests. Following these transactions, the Group holds 67% of the share capital of Banco Santander Chile and it has undertaken not to reduce its percentage of ownership for one year.

ix. Latin American insurance companies

On 22 February 2011, Banco Santander and the insurance company Zurich Financial Services Group entered into an agreement to create a strategic alliance that will boost Santander Group’s bancassurance business in five key Latin American markets: Brazil, Chile, Mexico, Argentina and Uruguay.

Once the required authorisations had been obtained from the various regulators, in the fourth quarter of 2011 Zurich acquired, for EUR 1,044 million, 51% of the share capital of ZS Insurance América, S.L. (holding company for the Group’s insurance “factories” in Latin America), thereby gaining control over this company, and it has taken over management of the companies concerned. The agreement also provides for deferred payments based on the achievement of the business plan targets over the coming 25 years.

Following this transaction Santander retained 49% of the share capital of the holding company and entered into a distribution agreement for the sale of insurance products in each of the signatory countries for 25 years (see Note 13).

As a result of the aforementioned transaction, the Group recognised a gain of EUR 641 million (net of the related tax effect) under Gains (losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2011 (see Note 49), of which EUR 233 million related to the measurement at fair value of the 49% ownership interest retained in this company.

x. SCUSA

In December 2011 Santander Consumer USA Inc. (SCUSA) increased capital by USD 1,158 million, of which USD 1,000 million were paid by Sponsor Auto Finance Holdings Series LP (Auto Finance Holdings), an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P., and the remainder by DDFS LLC (DDFS), a company controlled by Thomas G. Dundon, the managing director of SCUSA. Following this capital increase, Auto Finance Holdings and Thomas G. Dundon (indirectly) held equity interests of approximately 24% and 11%, respectively, in SCUSA, while the Group’s equity interest therein is 65%.

Also, the Group entered into an agreement with these shareholders which, inter alia, grants Auto Finance Holdings and DDFS representation on the board of directors of SCUSA and establishes a voting system whereby strategic, financial and operating decisions, as well as other significant decisions associated with the ordinary management of SCUSA, are subject to joint approval by Santander Group and the aforementioned shareholders and, accordingly, SCUSA became controlled jointly by all the shareholders.

Also as provided for in the shareholders’ agreement, if SCUSA’s earnings for 2014 and 2015 exceed certain targets, SCUSA may be required to pay up to USD 595 million to Santander Holdings USA, Inc. (SHUSA). If SCUSA’s earnings do not surpass those targets in 2014 and 2015, SCUSA may be obliged to make a payment of up to that same amount to Auto Finance Holdings. The Bank’s directors considered that SCUSA would achieve the targets set for 2014 and 2015 and that it would therefore not have to make any significant payments to either of the aforementioned shareholders under the agreement.

Lastly, the shareholders’ agreement establishes that both Auto Finance Holdings and DDFS will be entitled to sell to SHUSA their ownership interests in the share capital of SCUSA at market value on the fourth, fifth and seventh anniversaries of completion of the transaction, unless a public offering of SCUSA shares has taken place prior to those dates. The agreement also provides for this same entitlement in the event of a situation of impasse in relation to any of the matters subject to joint approval by the general meeting or the board of directors of SCUSA.

Following this transaction the Group holds a 65% ownership interest in SCUSA and controls this company jointly with the aforementioned shareholders (see Note 13).

As a result of the aforementioned transaction, in 2011 the Group recognised a gain of EUR 872 million under Gains (losses) on disposal of assets not classified as non-current assets held for sale (see Note 49), of which EUR 649 million related to the measurement at fair value of the 65% ownership interest retained in this company. The fair value of SCUSA was determined using comparable market data, recent transactions and discounted cash flow analyses, taking into account contingent payments.

xi. Banco Santander (Brasil), S.A.

In the third quarter of 2010 the Group sold 2.616% of Santander Brasil’s share capital. The sale price amounted to EUR 867 million, which gave rise to increases of EUR 162 million in Reserves and EUR 790 million in Non-controlling interests, and a decrease of EUR 85 million in Valuation adjustments—Exchange differences.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that have undertaken to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander in October 2010 upon the maturity of the bonds and under the terms laid down therein. This transaction did not give rise to changes in the Group’s equity (see Note 34).

xii. Colombia

In December 2011, the Group entered into an agreement with the Chilean group Corpbanca to sell its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country (Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial, Santander Investment Colombia S.A., Santander Investment Trust Colombia S.A., Sociedad Fiduciaria y Agencia de Seguros Santander, Ltda.).

Following the obtainment of the regulatory authorisations from the competent authorities and the delisting of the shares of Banco Santander Colombia S.A., in the second quarter of 2012 the Group sold its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country to the Corpbanca Group for a total of USD 1,229 million (EUR 983 million), giving rise to a gain of EUR 619 million which was recognised by the Group under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement (see Note 49).

xiii. Grupo Financiero Santander México, S.A. B. de C.V.

On 9 June 2010, Banco Santander announced that it had entered into an agreement with Bank of America whereby it would acquire the 24.9% ownership interest that the latter held in Grupo Financiero Santander México, S.A. B. de C.V. for USD 2,500 million. The transaction, which was completed in the third quarter of 2010, gave rise to a decrease in the balances of Non-controlling interests and Reserves of EUR 1,177 million and EUR 843 million, respectively. Following the transaction, Santander’s ownership interest in Grupo Financiero Santander México S.A. B. de C.V. stood at 99.9%.

In August 2012 the Group announced its intention to file prospectuses with the Mexican National Banking and Securities Commission (CNBV) and the US Securities and Exchange Commission for the placement of shares of the subsidiary Grupo Financiero Santander México, S.A. B. de C.V. in the secondary market.

The public offering for 1,469,402,029 series B shares of Grupo Financiero Santander México, S.A. B. de C.V. was completed on 26 September 2012. The transaction was made up of a Mexican tranche, consisting of shares, and an international tranche, including the United States, consisting of American Depositary Shares (ADSs) representing five shares each.

The share placement was priced at MXN 31.25 (USD 2.437) per share.

Also, the underwriters involved in the offering were granted an option, exercisable before 25 October, to purchase an additional 220,410,304 shares.

Once the offering as a whole had been completed and the underwriters had exercised their options, the percentage sold was 24.9%, which gave rise to increases of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments—Exchange differences.

xiv. Metrovacesa, S.A.

On 17 March 2011, the creditor entities that had been party to an agreement to restructure the Sanahuja Group’s debt in 2009, whereby they received Metrovacesa, S.A. shares as a dation in payment for the group’s debts, entered into a new capitalisation and voting agreement relating to Metrovacesa, subject to certain conditions precedent, including the performance by Metrovacesa of a capital increase through monetary contributions and the conversion of debt into capital, whereby the creditor entities taken as a whole would convert approximately EUR 1,360 million of Metrovacesa’s financial debt into capital, of which EUR 492 million would relate to the Group.

On 28 June 2011, the shareholders at the annual general meeting of Metrovacesa resolved to approve the aforementioned capital increase, subject to certain conditions precedent such as the Spanish National Securities Market Commission (CNMV) releasing the Group from the obligation to launch a takeover bid for all of the share capital, since the transaction might raise the Group’s holding in the share capital of Metrovacesa above 30%. This release was granted on 6 July 2011.

Following the performance of the aforementioned capital increase, the Group became the owner of 34.88% of the shares of Metrovacesa, S.A. This ownership interest is recognised under Investments in the consolidated balance sheet and is accounted for using the equity method (see Note 13).

On 19 December 2012, the creditor entities that took part in the aforementioned debt restructuring agreement announced that they had reached an agreement to promote the delisting of the shares of Metrovacesa, S.A. and to vote in favour of this at the general meeting to be held for this purpose. Subject to the approval of the delisting and public takeover offer by the shareholders at Metrovacesa’s general meeting, the offerors will prepare a delisting public takeover offer, at a price of EUR 2.28 per share, aimed at the Metrovacesa shareholders that did not enter into the agreement. The Group’s share of the delisting public takeover offer will be 45.56% and, as a result, if the public takeover offer were accepted in full, the Group would acquire an additional 2.007% of Metrovacesa for which it would pay EUR 45 million.

xv. Merger of Bank Zachodni WBK and Kredyt Bank in Poland

On 28 February 2012 the Group announced that Banco Santander, S.A. and KBC Bank NV had entered into an investment agreement to merge their two subsidiaries in Poland, Bank Zachodni WBK and Kredyt Bank, and the merger took place in the first few days of 2013 following the obtainment of the related authorisation from the Polish financial supervisory authorities (KNF). The entity resulting from the merger will reinforce its position as the third-largest bank in Poland in terms of deposits, loans, branches and profit.

Following the transaction, the Group will control approximately 75.2% of the resulting entity and KBC Bank NV will control approximately 16.2%, with the remaining 8.6% being owned by non-controlling interests. However, the Group has undertaken to assist KBC Bank NV to reduce its shareholding in the merged company to less than 10% immediately after the merger.

xvi. Agreement to purchase Royal Bank of Scotland branch offices

In August 2010 Santander UK plc announced that it had entered into an agreement to acquire the portion of the banking business carried on by Royal Bank of Scotland (RBS) through its branches in England and Wales and the NatWest network in Scotland, as well as certain SME and corporate banking centres.

On 12 October 2012, the Group announced that the agreement had become null and void due to the foreseeable breach of the terms and conditions thereof by the agreed deadline (February 2013).

xvii. Merger by absorption of Banesto and Banco Banif

a) Common draft terms of merger between Banco Santander and Banesto

On 17 December 2012, the Bank announced that it had resolved to approve the plan for the merger by absorption of Banesto as part of the restructuring of the Spanish financial sector. After the end of the reporting period, at their respective board of directors meetings held on 9 January 2013, the directors of the Bank and Banco Español de Crédito, S.A. (Banesto) approved the common draft terms of the merger by absorption of Banesto into the Bank with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to the Bank, which will acquire, by universal succession, the rights and obligations of the absorbed entity. As a result of the merger, the shareholders of Banesto, other than those forming part of the Group, will receive in exchange shares of the Bank.

•	Merger exchange ratio

The ratio at which shares of Banesto will be exchanged for shares of the Bank, which was determined based on the fair value of their assets and liabilities, will be 0.633 shares of the Bank, of EUR 0.5 par value each, for each share of Banesto, of EUR 0.79 par value each, without provision for any additional cash payment.

This exchange ratio was agreed to and calculated based on the methodologies that will be set forth and supported in the report that the boards of directors of the Bank and Banesto will prepare pursuant to Article 33 of the Law on structural changes to companies formed under the Spanish Commercial Code.

The shares of both the Bank and Banesto are listed on the official stock markets. Therefore, in order to determine the fair value of the assets and liabilities of the two companies, the directors of the Bank and Banesto considered, among other valuation methods, the market price of the shares of both companies at the close of trading on 14 December 2012 (the trading day immediately preceding the announcement of the transaction). Considering that the market price of the shares of Banco Santander at the close of trading on 14 December 2012 was EUR 5.90 per share, the exchange ratio agreed upon would value the shares of Banesto at EUR 3.73 per share. Since Banesto’s shares were quoted at EUR 2.99 per share on 14 December 2012, the proposed exchange ratio represented a premium of 25% at that date.

In determining the exchange ratio, with the aforementioned premium over the market price on 14 December 2012, the Bank and Banesto took the following matters, among others, into account:

•     The synergies to be achieved with the merger of the two companies.

•     The fact that Banesto’s shareholders will not be able to receive the remuneration that the Bank’s shareholders will receive under the Santander Dividendo Elección programme in January/February and April/May 2013, in either cash or shares of Banco Santander, since the merger will foreseeably be completed in May. Banesto will not foreseeably distribute any dividend.

In its fairness opinion expressed to the board of directors, Deutsche Bank, S.A.E, as the financial adviser of the Bank for the merger, stated that the agreed-upon exchange ratio is fair, from a financial point of view, to the Bank. Barclays Bank PLC and Goldman Sachs, as financial advisers of Banesto, expressed to Banesto’s board of directors their respective fairness opinions with respect to the agreed-upon exchange ratio. According to the aforementioned opinions, the agreed-upon exchange ratio is fair from a financial viewpoint for the shareholders of Banesto other than the Bank and its Group and related companies.

However, the proposed exchange ratio will be subject to verification by an independent expert appointed by the Mercantile Registry of Santander in accordance with Article 34 of the Law on structural changes to companies formed under the Spanish Commercial Code.

The Bank will exchange the Banesto shares for treasury shares and, accordingly, the Bank’s share capital will not be increased for this purpose. In any case, pursuant to Article 26 of the Law on structural changes to companies formed under the Spanish Commercial Code, neither the Banesto shares owned by Santander Group nor Banesto’s treasury shares will be exchanged. These shares will be retired. At 31 December 2012, Banesto held 4,982,936 treasury shares, representing 0.7249% of its share capital, through its subsidiary Dudebasa, S.A.

Once the merger has been approved by the shareholders at the general meetings of the Bank and Banesto, the equivalent documentation referred to in Article 40.1 c) and related provisions of Royal Decree 1310/2005, of 4 November, has been filed with the Spanish National Securities Market Commission (CNMV), the conditions precedent have been met and the merger deed has been registered at the Mercantile Registry of Santander, the shares of Banesto will be exchanged for shares of the Bank.

The exchange will take place from the date indicated in the notices to be published in one of the highest-circulation daily newspapers in the autonomous communities of Cantabria and Madrid, in the Official Gazettes of the Spanish Stock Exchanges, and in the Official Gazette of the Mercantile Registry. For such purpose, the Bank will act as agent, and this will be indicated in the above-mentioned notices. The shares of Banesto will be retired as a result of the merger.

•	Effective date of the merger for accounting purposes

Pursuant to the Spanish National Chart of Accounts approved by Royal Decree 1514/2007, of 16 November, 1 January 2013 was established as the date from which the transactions of Banesto would be considered to have been performed for accounting purposes for the account of the Bank.

•	Merger balance sheets, financial statements and measurement of the assets and liabilities of Banesto to be transferred

For the purposes of Article 36.1 of the Law on structural changes to companies formed under the Spanish Commercial Code, the balance sheets of the Bank and Banesto at 31 December 2012 were taken to be the merger balance sheets.

The merger balance sheets of the Bank and Banesto, duly verified by their auditors, will be submitted for approval by the shareholders at the general meetings of each of the companies that must decide on the merger, prior to the adoption of the merger resolution itself.

As a result of the merger, Banesto will be dissolved without liquidation, and its assets and liabilities will be transferred en bloc to the Bank.

•	Tax regime

The merger was performed under the tax regime provided for in Chapter VIII, Title VII and Additional Provision Two.3 of Legislative Royal Decree 4/2004, of 5 March, approving the Consolidated Spanish Corporation Tax Law, and in Article 45, paragraph I. B.) 10. of Legislative Royal Decree 1/1993, of 24 September, approving the Consolidated Spanish Transfer Tax Law.

The tax authorities will be notified of the use of this tax regime within three months from the registration of the merger deed, in the terms established by the relevant regulations.

•	Conditions precedent

The effectiveness of the merger is subject to the following conditions precedent:

i). The authorisation of the Minister of Economy and Competitiveness for the absorption of Banesto by the Bank, pursuant to Article 45.c) of the Bank Law of 31 December 1946.

ii). The obtainment of the other authorisations that, by reason of the business activities of Banesto or its subsidiaries, must be obtained from the Bank of Spain, the CNMV or any other administrative or supervisory body.

Finally, pursuant to Article 30.3 of the Law on structural changes to companies formed under the Spanish Commercial Code, the merger plan will be subject to the approval of the shareholders at the general meetings of the Bank and Banesto within the six months following the date of the draft terms of merger. The general meetings to which the merger will foreseeably be submitted will be the respective annual general meetings in March 2013.

b) Common draft terms of merger between Banco Santander and Banco Banif

On 17 December 2012, the directors of Banco Santander, S.A. announced that they had resolved to approve the proposal for the merger by absorption of Banco Banif, S.A. as part of the restructuring of the Spanish financial sector.

After the end of reporting period, the directors of Banco Banif, S.A., at its board of directors meeting held without a session and in writing on 28 January 2013, and the directors of Banco Santander, S.A., at its board of directors meeting held on that same day, approved the common drafts terms of the merger by absorption of Banco Banif, S.A. into Banco Santander, S.A. with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to Banco Santander, S.A., which will acquire, by universal succession, the rights and obligations of the absorbed entity.

•	Effective date of the merger for accounting purposes

Pursuant to the Spanish National Chart of Accounts approved by Royal Decree 1514/2007, of 16 November, 1 January 2013 was established as the date from which the transactions of Banco Banif, S.A. would be considered to have been performed for accounting purposes for the account of Banco Santander.

•	Merger balance sheets

For the purposes of Article 36.1 of the Law on structural changes to companies formed under the Spanish Commercial Code, the balance sheets of Banco Santander and Banco Banif, S.A. at 31 December 2012 will be taken to be the merger balance sheets.

The merger balance sheet of Banco Santander, S.A., duly verified by its auditors, will be submitted for approval by the shareholders at the general meetings that must decide on the merger, prior to the adoption of the merger resolution itself. Also, the sole shareholder of Banco Banif, S.A. will approve its financial statements for 2012 and, therefore, the balance sheet that will serve as the merger balance sheet of Banco Banif, S.A.

As a result of the merger, Banco Banif, S.A. will be dissolved without liquidation, and its assets and liabilities will be transferred en bloc to Santander.

•	Tax regime

The merger will be performed under the tax regime provided for in Chapter VIII, Title VII and Additional Provision Two.3 of Legislative Royal Decree 4/2004, of 5 March, approving the Consolidated Spanish Corporation Tax Law, and in Article 45, paragraph I. B.) 10. of Legislative Royal Decree 1/1993, of 24 September, approving the Consolidated Spanish Transfer Tax Law.

The tax authorities will be notified of the use of this tax regime within three months from the registration of the merger deed, in the terms established by the relevant regulations.

•	Condition precedent

The effectiveness of the merger is subject to the condition precedent of authorisation by the Minister of Economy and Competitiveness of the absorption of Banco Banif, S.A. by Banco Santander, S.A., pursuant to Article 45.c) of the Bank Law of 31 December 1946.

Finally, pursuant to Article 30.3 of the Law on structural changes to companies formed under the Spanish Commercial Code, the merger plan will be subject to approval by the shareholders at the general meeting of Banco Santander, S.A. within the six months following the date of the drafts terms of merger. The general meeting to which the merger will foreseeably be submitted will be the annual general meeting in March 2013. Since Banco Banif, S.A. is a wholly-owned subsidiary of Banco Santander, S.A., and in accordance with Article 49 of the Law on structural changes to companies formed under the Spanish Commercial Code, the merger does not need to be approved by the sole shareholder at its general meeting.

xviii. Insurance business in Spain

On 20 December 2012, the Group announced that it had reached an agreement with Aegon. In this regard, the Group created two insurance companies, one for life insurance and the other for general insurance, in which Aegon will acquire ownership interests of 51%, and management responsibility will be shared by Aegon and the Group. The Group will hold 49% of the share capital of the companies and it will enter into a distribution agreement for the sale of insurance products in Spain through the commercial networks for a period of 25 years. The agreement does not affect savings, health and vehicle insurance, which will continue to be managed by Santander.

The transaction is subject to the obtainment of the relevant authorisations from the Directorate-General of Insurance and Pension Funds and the European competition authorities and, therefore, it is scheduled to be completed by the first half of 2013.

* * * * *

The cost, total assets and gross income of the other consolidated companies acquired and disposed of in the last three years were not material with respect to the related consolidated totals.

c)	Off-shore entities

The Group currently has 13 subsidiaries resident in off-shore territories which are not considered tax havens according to the list published by the OECD.

The liquidation of a further 5 subsidiaries, all of which are scantly active or inactive, is expected to commence in 2013.

Following the above-mentioned planned disposals, the Group will have a total of 8 off-shore subsidiaries. These entities have 156 employees, located mainly in Jersey and the Isle of Man, and are classified by activity as detailed below:

i. Operating subsidiaries engaging in banking or financial activities or in services:

•	Abbey National International Limited in Jersey, which engages in remote banking for British customers not resident in the UK, who are offered traditional savings products.

•	Alliance & Leicester International Limited, a bank located in the Isle of Man, which focuses on attracting funds through savings accounts and deposits.

ii. Scantly active or inactive or subsidiaries:

•	Serfin International Bank and Trust, Limited (Cayman Islands), an inactive bank.

•	Whitewick Limited (Jersey), an inactive company.

iii. Issuing companies:

The Group has four issuing companies located in the following jurisdictions:

Issuers of preference shares:

•	Totta & Açores Financing, Limited (Cayman Islands)

Issuers of debt:

•	Santander Central Hispano Financial Services, Ltd. (Cayman Islands)

•	Santander Central Hispano International, Ltd. (Cayman Islands)

•	Santander Central Hispano Issuances, Ltd. (Cayman Islands)

The preference share and subordinated debt issues launched by the aforementioned issuers were authorised by the Bank of Spain or the Bank of Portugal as computable for eligible capital calculation purposes. Once the issues launched by these issuers have been redeemed, these entities will be liquidated.

The individual results of these subsidiaries, calculated in accordance with local accounting principles, are shown in the Appendices to these notes to the consolidated financial statements together with other data thereon.

It should be noted that the individual results include transactions performed with other Group companies, such as dividend collection, recognition and reversal of provisions and corporate restructuring results which, in accordance with accounting standards, are eliminated on consolidation in order to avoid the duplication of profit or the recognition of intra-Group results. Individual results also include the profit attributable to the holders of preference shares. Therefore, they are not representative of the Group’s operations in these countries or of the results contributed to Santander Group.

The banks and companies, whose activities are detailed above, contributed a profit of approximately EUR 28 million to the Group’s consolidated profit in 2012.

Also, the Group has 5 branches: 3 in the Cayman Islands, 1 in the Isle of Man and 1 in Jersey. These branches report to, and consolidate their balance sheets and income statements with, their respective parents.

Spain will foreseeably enter into information exchange agreements with the Cayman Islands, the Isle of Man, Jersey and Guernsey and, accordingly, these territories would cease to be tax havens under Spanish law and, consequently, the Group would no longer have any entities in off-shore territories. It should be noted that, according to the list published by the OECD, none of these jurisdictions is considered a tax haven.

Also, the Group controls from Brazil a securitisation company called Brazil Foreign Diversified Payment Rights Finance Company and a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages a protected cell company in Guernsey called Guaranteed Investment Product 1 PCC, Ltd. Additionally, the Group has, directly or indirectly, various financial investments located in tax havens including, inter alia, Asiabridge Fund I LLC in Mauritius, Olivant Limited in Guernsey and JC Flowers in the Cayman Islands.

Singapore and Hong Kong, in which the Group has 1 subsidiary and 2 branches, will no longer be considered off-shore centres from January and April 2013, respectively, following the application of the provisions contained in the international double taxation conventions signed with Spain in 2011.

The Group has 4 subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are resident for tax purposes in, and operate exclusively from, the UK.

*     *     *     *     *

The Group has established the proper procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group has continued to implement its policy to reduce the number of off-shore units. The financial statements of the Group’s off-shore units are audited by member firms of Deloitte.

4. Distribution of the Bank’s profit, Shareholder remuneration scheme and Earnings per share

a)	Distribution of the Bank’s profit and Shareholder remuneration scheme

The distribution of the Bank’s net profit for 2012 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección programme, opted to receive in cash remuneration equivalent to the first, second and third interim dividend -EUR 864 million- and from the shareholders which are expected to opt to receive in cash remuneration equivalent to the final dividend (EUR 209 million):	1,073
Of which:
Distributed at 31 December 2012 (*)	650
Third interim dividend Final dividend for 2012 (**)	214 209
To voluntary reserves	282

Net profit for the year	1,355

(*)	Recognised under Shareholders’ equity—Dividends and remuneration.
(**)	If the amount used to acquire rights from shareholders which opt to receive in cash remuneration equivalent to the final dividend is less than the amount indicated, the difference will be automatically allocated to increase voluntary reserves. Otherwise, the difference will reduce the amount allocated to increase voluntary reserves.

In addition to the EUR 1,073 million indicated above, EUR 3,684 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on 30 March 2012, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the first, second and third interim dividends out of 2012 profit in cash or new shares.

Similarly, under the framework of the shareholder remuneration scheme (Santander Dividendo Elección) the implementation of which will be submitted for approval by shareholders at the annual general meeting, the Bank will offer the possibility of opting to receive an amount equal to the final dividend for 2012 in cash or new shares. The Bank’s directors consider that 86.4% of shareholders will request remuneration in shares and, therefore, it is anticipated that the shareholders will be paid approximately EUR 1,329 million in shares.

The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of interim dividends on the dates on which the Santander Dividendo Elección programme was implemented were as follows:

	Millions of euros
	31/05/12	30/09/12	31/12/12	31/12/12
	First	Second	Third (*)	Fourth (*)
Profit after tax	454	1,033	1,355	1,355
Dividends paid	—	(401)	(650)	(650)

	454	632	705	705

Amount relating to the acquisition, with a waiver of exercise, of bonus share rights from shareholders under the Santander Dividendo Elección programme	401	249	214	209	(**)

Cumulative amount	401	650	864	1,073

Date of payment	1-08-12	1-11-12	1-02-13	1-05-13

(*)	Dividends not paid at 31 December 2012.
(**)	Calculated on the basis of an 86.4% acceptance rate

The board of directors will propose to the shareholders at the annual general meeting that remuneration of approximately EUR 0.60 per share be paid for 2012.

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	31/12/12	31/12/11	31/12/10
Profit attributable to the Group (millions of euros)	2,205	5,351	8,181
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	7	24	27
Profit from continuing operations (net of non-controlling interests) (millions of euros)	2,212	5,375	8,208
Weighted average number of shares outstanding	9,451,734,994	8,408,973,592	8,210,983,846
Assumed conversion of convertible debt	314,953,901	483,059,180	475,538,339

Adjusted number of shares	9,766,688,895	8,892,032,772	8,686,522,185

Basic earnings per share (euros)	0.23	0.60	0.94

Basic earnings per share from discontinued operations (euros)	(0.00)	(0.00)	(0.00)

Basic earnings per share from continuing operations (euros)	0.23	0.60	0.94

ii. Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options).

Accordingly, diluted earnings per share were determined as follows:

	31/12/12	31/12/11	31/12/10
Profit attributable to the Group (millions of euros)	2,205	5,351	8,181
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	7	24	27
Profit from continuing operations (net of non-controlling interests) (millions of euros)	2,212	5,375	8,208
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—
Weighted average number of shares outstanding	9,451,734,994	8,408,973,592	8,210,983,846
Assumed conversion of convertible debt	314,953,901	483,059,180	475,538,339
Dilutive effect of options/rights on shares	66,057,677	64,715,094	57,607,691

Adjusted number of shares	9,832,746,572	8,956,747,866	8,744,129,876

Diluted earnings per share (euros)	0.22	0.60	0.94

Diluted earnings per share from discontinued operations (euros)	(0.00)	(0.00)	(0.00)

Diluted earnings per share from continuing operations (euros)	0.22	0.60	0.94

5. Remuneration and other benefits paid to the Bank’s directors and senior managers

a)	Remuneration of directors

i. Bylaw-stipulated emoluments

Article 58 of the Bank’s current Bylaws approved by the shareholders at the annual general meeting held on 21 June 2008 provides that the share in the Bank’s profit for each year that the directors will be entitled to receive for discharging their duties as members of the board of directors -annual emolument and attendance fees- will be equal to 1% of the Bank’s net profit for the year. However, the board of directors may resolve to reduce this percentage.

The amount set by the board of directors for 2012, calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.321% of the Bank’s profit for 2012 (2011: 0.275% in like-for-like terms).

At the proposal of the appointments and remuneration committee, the directors at the board meeting held on 17 December 2012 resolved to reduce the annual emolument for 2012 by 15% with respect to the amounts paid out of the profits for 2011.

Hence, the amounts received individually by each board member in 2012 and 2011 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2012	2011
Members of the board of directors	84,954	99,946
Members of the executive committee	170,383	200,451
Members of the audit and compliance committee	39,551	46,530
Members of the appointments and remuneration committee	23,730	27,918
First and fourth deputy chairmen	28,477	33,502

Furthermore, the directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

The amounts of the fees for attending the meetings of the board of directors and of the board committees (excluding the executive committee) were the same in 2012 as in 2011. These attendance fees were approved by the directors at the board meeting held on 17 December 2007 in the following amounts:

•	Board of directors: EUR 2,540 for resident directors and EUR 2,057 for non-resident directors.

•	Risk committee and audit and compliance committee: EUR 1,650 for resident directors and EUR 1,335 for non-resident directors.

•	Other committees: EUR 1,270 for resident directors and EUR 1,028 for non-resident directors.

ii. Salaries

The fixed salary remuneration of the executive directors for 2012 and 2011 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2012	2011
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	1,344	1,344
Mr Alfredo Sáenz Abad	3,703	3,703
Mr Matías Rodríguez Inciarte	1,710	1,710
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	2,100	1,962
Mr Francisco Luzón López (**)	108	1,656
Mr Juan Rodríguez Inciarte	987	987

Total	9,952	11,362

(*)	On 20 December 2010, the board approved the fixed remuneration for Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea to reflect the assumption of her new responsibilities as chief executive officer of Santander UK. Her fixed remuneration was established at EUR 2 million which, at the exchange rate published by the Bank of Spain on the preceding business day, amounts to GBP 1,702 thousand. There was no change to that remuneration in 2012. The amounts shown in the above table are the equivalent values calculated by applying the average exchange rates in those years to the fixed remuneration in pounds sterling.
(**)	Retired from the board on 23 January 2012.

The maximum variable remuneration of the executive directors for 2012 and 2011 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2012	2011
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	1,412	2,825
Mr Alfredo Sáenz Abad	3,510	7,019
Mr Matías Rodríguez Inciarte	2,669	3,568
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	2,247	2,667
Mr Francisco Luzón López	—	3,717
Mr Juan Rodríguez Inciarte	1,557	2,082

Total	11,395	21,879

(*)	Equivalent euro value of the original amount in pounds sterling.

The amounts shown in the foregoing table reflect the maximum total variable remuneration allocated to the executive directors for each year. These amounts include both the cash-based and share-based variable remuneration (according to the plans agreed in each year) and both the remuneration payable immediately and that which, as the case may be, is payable following a deferral period.

In recent years the Group has adapted its remuneration policy to the new requirements and best practices, increasing the variable remuneration to be deferred and paid in shares, rather than in cash. The following table shows a breakdown of the variable remuneration:

	Thousands of euros
	2012		2011
	Immediate payment	Deferred payment	Immediate payment	Deferred payment
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	564	848	1,130	1,695
Mr Alfredo Sáenz Abad	1,404	2,106	2,808	4,212
Mr Matías Rodríguez Inciarte	1,068	1,602	1,427	2,141
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	898	1,348	1,067	1,600
Mr Francisco Luzón López	—	—	1,487	2,230
Mr Juan Rodríguez Inciarte	622	934	833	1,249

Total	4,556	6,838	8,752	13,127

(*)	Equivalent euro value of the original amount in pounds sterling.

The first cycle of the deferred conditional variable remuneration plan was approved in 2011, whereby payment of a portion of the variable remuneration for 2011 amounting to EUR 13,127 thousand is deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred (immediate payment) was paid 50% in cash and 50% in shares. The second cycle of the deferred conditional variable remuneration plan was approved in 2012 under the same payment terms as the previous plan.

The amounts relating to the variable share-based remuneration reflect the equivalent value, at the agreement date, of the maximum number of shares (886,510 shares) that may be received by the directors for their participation in the various plans. The number of shares that each director will actually receive on expiry of each plan will depend on the director’s compliance with the conditions for entitlement thereto (see Note 5.e).

iii. Detail by director

The detail, by Bank director, of the foregoing remuneration for 2012 is provided below. The salaries of the executive directors disclosed in the table below relate to the maximum amounts approved by the board of directors as period remuneration, regardless of the actual year of payment and of any amounts paid to the directors under the agreed deferred remuneration scheme. Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the related years.

	Thousands of euros
	2012														2011
	Bylaw-stipulated emoluments
	Annual emolument				Attendance fees		Salaries of executive directors
	Board	Executive Committee	Audit and compliance committee	Appointments and remuneration committee	Board	Other fees	Fixed remuneration	Variable - immediate payment		Variable - deferred payment (a)		Total	Other remuneration (b)	Total	Total (c)
Directors								In cash	In shares	In cash	In shares
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	85	170	—	—	25	4	1,344	282	282	424	424	2,756	20	3,061	4,505
Mr Fernando de Asúa Álvarez	113	170	40	24	25	195	—	—	—	—	—	—	—	567	625
Mr Alfredo Sáenz Abad	85	170	—	—	25	4	3,703	702	702	1,053	1,053	7,213	740	8,237	11,604
Mr Matías Rodríguez Inciarte	85	170	—	—	25	160	1,710	534	534	801	801	4,380	334	5,154	6,015
Mr Manuel Soto Serrano (9)	113	—	40	24	25	150	—	—	—	—	—	—	—	352	274
Assicurazioni Generali, SpA.(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	108
Mr Antonio Basagoiti García-Tuñón (2)	21	42	—	—	8	44	—	—	—	—	—	—	—	115	498
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	85	170	—	—	23	4	2,100	449	449	674	674	4,346	512	5,140	5,010
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (3)	85	—	—	—	23	—	—	—	—	—	—	—	—	108	130
Lord Burns (Terence)	85	—	—	—	21	—	—	—	—	—	—	—	—	106	119
Mr Vittorio Corbo Lioi (4)	85	—	—	—	21	—	—	—	—	—	—	—	—	106	53
Mr Guillermo de la Dehesa Romero	85	170	—	24	25	15	—	—	—	—	—	—	—	320	377
Mr Rodrigo Echenique Gordillo	85	170	40	24	25	32	—	—	—	—	—	—	40	415	480
Mr Antonio Escámez Torres (2)	21	42	—	—	8	45	—	—	—	—	—	—	2	118	528
Ms Esther Giménez-Salinas i Colomer (5)	64	—	—	—	18	—	—	—	—	—	—	—	—	82	—
Mr Ángel Jado Becerro de Bengoa	85	—	—	—	25	—	—	—	—	—	—	—	—	110	133
Mr Francisco Luzón López (6)	5	11	—	—	3	—	108	—	—	—	—	108	3	130	6,792
Mr Abel Matutes Juan	85	—	40	—	25	19	—	—	—	—	—	—	—	169	198
Mr Juan Rodríguez Inciarte	85	—	—	—	25	99	987	311	311	467	467	2,543	183	2,937	3,413
Mr Luis Ángel Rojo Duque (7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	85
Mr Luis Alberto Salazar-Simpson Bos (2)	21	—	10	—	8	6	—	—	—	—	—	—	—	44	198
Ms Isabel Tocino Biscarolasaga (8) (9)	85	—	—	24	25	123	—	—	—	—	—	—	—	257	148

Total 2012	1,464	1,287	168	119	409	900	9,952	2,278	2,278	3,419	3,419	21,347	1,833	27,528	—

Total 2011	2,046	2,005	251	135	575	909	11,362	4,376	4,376	6,564	6,564	33,242	2,133	—	41,293

(1)	Retired from the board on 24 October 2011.
(2)	Retired from the board on 30 March 2012.
(3)	Amounts contributed to Marcelino Botín Foundation.
(4)	Board member since 22 July 2011.
(5)	Board member since 30 March 2012.
(6)	Retired from the board on 23 January 2012.
(7)	Deceased on 24 May 2011.
(8)	Member of the appointments and remuneration committee since 21 July 2011.
(9)	Member of the risk committee since 30 March 2012.
(a)	Maximum deferred variable remuneration for the period approved by the board of directors, at the related meetings, for each of the directors.
(b)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(c)	Includes the corresponding deferred variable remuneration.

b)	Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after 18 March 2002, will accrue to the Group. In 2012 and 2011 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos ceased to discharge his duties as director of Shinsei Bank, Ltd. on 23 June 2009. In 2008, 2007, 2006 and 2005 he had received, in each year, options to acquire shares of Shinsei Bank, Ltd. (Shinsei), the detail being as follows: 10,000 shares at a price of JPY 416 each in 2008; 10,000 shares at a price of JPY 555 each in 2007; 25,000 shares at a price of JPY 825 each in 2006; and 25,000 shares at a price of JPY 601 each in 2005. At 31 December 2012, the market price of the Shinsei share was JPY 171 and, therefore, the options granted would not have given rise to any gains had they been exercised.

Furthermore, other directors of the Bank received a total of EUR 1,317 thousand in 2012 as members of the boards of directors of Group companies (2011: EUR 1,413 thousand), the detail being as follows: Lord Burns received EUR 708 thousand as non-executive chairman of the board of directors of Santander UK Plc.; Mr Antonio Basagoiti García-Tuñón received EUR 120 thousand as non-executive chairman of the board of directors of Banesto and in bylaw stipulated directors’ fees, from the beginning of 2012 until 30 March 2012, when he retired as director of Banco Santander; Mr Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A., and Mr Vittorio Corbo Lioi received EUR 119 thousand as non-executive director of Banco Santander Chile, EUR 321 thousand for advisory services provided to that entity and EUR 7 thousand as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V.

c)	Post-employment and other long-term benefits

At 31 December 2011, in the event of early retirement or retirement the executive directors had the right to receive a supplementary pension which could be externalised by the Bank.

The following table provides information on the pension obligations assumed and covered by the Group in respect of the Bank’s current executive directors at 31 December 2011:

Thousands of euros(*)
2011
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	25,400
Mr Alfredo Sáenz Abad	87,758
Mr Matías Rodríguez Inciarte	45,224
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	31,856
Mr Juan Rodríguez Inciarte	12,309

202,547

(*)	In addition, at 31 December 2011, the Group had assumed pension obligations to Mr Francisco Luzón López amounting to EUR 63,608 thousand. He took voluntary pre-retirement and resigned from his positions as director and executive vice president of the Bank in January 2012, and opted to receive his accrued pre-retirement pension (EUR 2.8 million) as a lump sum, in accordance with the following schedule: EUR 2.5 million in 2012 and EUR 0.1 million each year in 2013, 2014 and 2015. In 2013, having reached retirement age, Mr Francisco Luzón López requested to receive his pension as a lump sum. Under the settlement agreement the portion of the pension not relating to variable remuneration is paid in cash; the portion relating to accrued variable remuneration is paid in cash and must be invested in Santander shares subject to retention; and the portion of the pension relating to unaccrued variable remuneration is invested by the Bank in Santander shares and will or will not be delivered to Mr Luzón (subject to retention) depending on whether the variable remuneration finally accrues to him (see Note 5.h).

The contracts of the executive directors and the other members of the Bank’s senior management prior to the amendment mentioned below granted senior executives the right, on the date of retirement, or prior to that date, from the age of 60, to opt to receive the accrued pensions -or amounts similar thereto- in the form of an annuity or a lump sum, i.e. in one single payment. The exercise of this option meant, in all cases, that no further pension benefit would accrue and, from the date of economic effect of exercising the option, the lump sum to be received, which would be updated at the agreed-upon interest rate, would be fixed. Since the aforementioned option has been exercised, the amounts included in the foregoing table in respect of the directors Mr Emilio Botín Sanz de Sautuola y García de los Ríos, Mr Alfredo Sáenz Abad and Mr Matías Rodríguez Inciarte are those relating to the aforementioned lump sums.

In 2012, under the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans (see Note 25), the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalised to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. Under the new system, the executive directors are granted the right to receive a pension benefit upon retirement which is based on the contributions made to the aforementioned system and supersedes the right to receive a pension supplement which had hitherto been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the current system into the new employee welfare system and, as the case may be, the annual contributions to be made as described below. In the event of pre-retirement, the executive directors who have not exercised the option described in the preceding paragraph are entitled to an annual emolument until the date of retirement.

A detail of each of the executive directors’ beginning balance under the new employee welfare system is provided below. This balance reflects the market value, at the date of conversion of the pension obligations under the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested.

	Thousands of euros
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	25,566
Mr Alfredo Sáenz Abad	88,174	(*)
Mr Matías Rodríguez Inciarte	45,524
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	34,941	(*)
Mr Juan Rodríguez Inciarte	12,824

	207,029

(*)	Includes the amounts relating to the period of the provision of services at Banesto, externalised with another insurance company.

From 2013 onwards, the Bank will make annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their individual pensionable bases, until they leave the Group, or until their retirement from the Group , death or disability (including, as the case may be, during the pre-retirement period). No contributions will be made for the executive directors and senior executives who have exercised the aforementioned option prior to the conversion of the defined-benefit pension obligations into the defined-contribution employee welfare system.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the retention of shares arising from such remuneration.

The Group also continues to have pension obligations to other directors amounting to EUR 18 million (31 December 2011: EUR 39 million). The payments made in 2012 to the members of the board entitled to post-employment benefits amounted to EUR 1.6 million (2011: EUR 2.6 million).

Pension provisions recognised in 2012 amounted to EUR 2,166 thousand (2011: EUR 7,826 thousand recognised and EUR 886 thousand reversed).

d)	Insurance

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Thousands of euros
	2012	2011
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Alfredo Sáenz Abad	11,108	11,108
Mr Matías Rodríguez Inciarte	5,131	5,131
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	6,000	988
Mr Francisco Luzón López	—	9,934
Mr Juan Rodríguez Inciarte	2,961	2,961

	25,200	30,122

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 1.4 million at 31 December 2012 (2011: EUR 3 million).

e)	Deferred variable share-based remuneration systems

Following is a description of the various share delivery plans instrumenting the directors’ share-based deferred variable remuneration (see Note 47):

i) Performance share plan

This plan involves successive three-year cycles of share deliveries to the beneficiaries, as part of their variable remuneration for the year in which each cycle begins, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. Following the changes implemented in 2011 to the remuneration policy for the executive directors, the latter ceased to be beneficiaries of the cycle approved in 2011 and of any successive cycles which are approved.

The table below shows the maximum number of options granted to each executive director in each cycle and the number of shares received in 2012 and 2011 under the I12 and I11 incentive plans (Plans I12 and I11), respectively. As established in these plans, the number of shares received was determined by the degree of achievement of the targets to which each plan was tied, and all plans fell short of the maximum number.

	Options at 1 January 2011	Shares delivered in 2011 (number)		Options cancelled in 2011 (number)	Options at 31 December 2011	Shares delivered in 2012 (number)		Options cancelled in 2012 (number)	Options at 31 December 2012	Grant date	Share delivery deadline
Plan I11:
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	68,848	59,209		(9,639)	—	—		—	—	21/06/08	31/07/11
Mr Alfredo Sáenz Abad	189,628	163,080		(26,548)	—	—		—	—	21/06/08	31/07/11
Mr Matías Rodríguez Inciarte	87,590	75,327		(12,263)	—	—		—	—	21/06/08	31/07/11
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	46,855	40,295	(2)	(6,560)	—	—		—	—	21/06/08	31/07/11
Mr Francisco Luzón López (3)	77,083	66,291		(10,792)	—	—		—	—	21/06/08	31/07/11
Mr Juan Rodríguez Inciarte	50,555	43,477		(7,078)	—	—		—	—	21/06/08	31/07/11

	520,559	447,679		(72,880)	—	—		—	—

Plan I12:
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	—		—	82,941	24,882		(58,059)	—	19/06/09	31/07/12
Mr Alfredo Sáenz Abad	228,445	—		—	228,445	68,534		(159,911)	—	19/06/09	31/07/12
Mr Matías Rodríguez Inciarte	105,520	—		—	105,520	31,656		(73,864)	—	19/06/09	31/07/12
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	56,447	—		—	56,447	16,934	(4)	(39,513)	—	19/06/09	31/07/12
Mr Francisco Luzón López (3)	92,862	—		—	92,862	—		(92,862)	—	19/06/09	31/07/12
Mr Juan Rodríguez Inciarte	60,904	—		—	60,904	18,271		(42,633)	—	19/06/09	31/07/12

	627,119	—		—	627,119	160,277		(466,842)	—

Plan I13
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	—		—	82,941	—		—	82,941	11/06/10	31/07/13
Mr Alfredo Sáenz Abad	228,445	—		—	228,445	—		—	228,445	11/06/10	31/07/13
Mr Matías Rodríguez Inciarte	105,520	—		—	105,520	—		—	105,520	11/06/10	31/07/13
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	56,447	—		—	56,447	—		—	56,447	11/06/10	31/07/13
Mr Francisco Luzón López (3)	92,862	—		—	92,862	—		(92,862)	—	11/06/10	31/07/13
Mr Juan Rodríguez Inciarte	60,904	—		—	60,904	—		—	60,904	11/06/10	31/07/13

	627,119	—		—	627,119	—		(92,862)	534,257

(1)	Without prejudice to the Banesto shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of the various Banesto Share-Based Incentive Plans approved by the shareholders at the general meeting of Banesto (a maximum of 32,358 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan expiring in 2013).
(2)	In 2011 Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea received a further 10,786 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on 24 February 2010.
(3)	Following his resignation on 23 January 2012, Mr Francisco Luzón López lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.
(4)	In 2012 Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea received a further 14,022 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on 24 February 2010.

ii) Obligatory investment share plan

Pursuant to the obligatory investment share plan (see Note 47), and also as part of the deferred share-based variable remuneration for each period, the current executive directors acquired, prior to 29 February 2008, 28 February 2009 and 28 February 2010, the number of Bank shares shown in the table below, which involved an investment of EUR 1.5 million in 2008, EUR 0.8 million in 2009 and EUR 1.5 million in 2010. Executive directors who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The shareholders at the annual general meeting of 19 June 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should exist: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards.

	Maximum number of shares to be delivered
	3rd cycle 2010-2012	2nd cycle 2009-2011	1st cycle 2008-2010
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	20,515	19,968	16,306
Mr Alfredo Sáenz Abad	49,000	47,692	37,324
Mr Matías Rodríguez Inciarte	25,849	25,159	20,195
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	18,446	16,956	13,610
Mr Francisco Luzón López (2)	—	—	22,214
Mr Juan Rodríguez Inciarte	15,142	14,738	14,617

	128,952	124,513	124,266

(1)	In accordance with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on 23 June 2007 and by the shareholders at the annual general meeting of Banesto held on 27 June 2007, the maximum number of Santander shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2008-2010 cycle is that shown in the foregoing table. Also, the maximum number of shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on 21 June 2008 and by the shareholders at the annual general meeting of Banesto held on 24 February 2010.
(2)	Following his resignation on 23 January 2012, Mr Francisco Luzón López lost his entitlement to receive the shares relating to the second and third cycles of this plan since he did not meet all the conditions stipulated for the shares to be received.

Since the condition to retain the shares acquired and the additional requirement to stay in the Group for three years had been complied with, in March 2011 and February 2012, as approved by the board, at the proposal of the appointments and remuneration committee, the gross number of shares detailed in the foregoing table relating to the first and second cycles accrued to the executive directors, which is equivalent to the number of shares initially acquired by them. Also, the shares relating to the third cycle will be delivered in March 2013, once compliance with the conditions for delivery thereof has been verified.

iii) Deferred conditional delivery share plan

At the annual general meeting held on 11 June 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, applicable to the variable remuneration for 2010 of the executive directors and executives and employees of Santander Group whose variable remuneration or annual bonus for 2010 generally exceeded EUR 300,000 (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid, where appropriate, in Santander shares.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the share-based deferred remuneration is conditional upon none of the following circumstances existing, in the opinion of the board of directors, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The share-based bonus will be deferred over three years and will be paid, where appropriate, in three instalments starting in the first year.

The number of shares allocated to each executive director for deferral purposes, the shares delivered in 2012 (first third) and the shares that were approved for delivery by the board in February 2013 (second third), once the conditions for receiving them have been met, are as follows:

	Number of shares deferred on bonus for 2010	Number of shares delivered in 2012 (1st third)	Number of shares to be delivered in 2013 (2nd third)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	94,345	31,448	31,448
Mr Alfredo Sáenz Abad	312,450	104,150	104,150
Mr Matías Rodríguez Inciarte	135,188	45,063	45,063
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	91,187	30,395	30,395
Mr Francisco Luzón López (**)	154,981	51,660	51,660
Mr Juan Rodríguez Inciarte	61,386	20,462	20,462

(*)	Shares of Banesto, as authorised by the shareholders of that entity at the annual general meeting of 23 February 2011.
(**)	On 23 January 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In accordance with the plan regulations, Mr Francisco Luzón López retains the right to receive, if appropriate, 51,660 shares in 2014, subject to compliance with the conditions established in the plan for them to be received.

iv) Deferred conditional variable remuneration plan

Variable remuneration for 2011

The shareholders at the annual general meeting of 17 June 2011 approved the first cycle of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2011 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on 10 December 2010).

The purpose of this first cycle is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycle, in accordance with the rules set forth below.

The variable remuneration will be paid in accordance with the following percentages, based on the timing of the payment and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	Immediate payment percentage	Deferred percentage
Executive directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in thirds, within fifteen days following the anniversaries of the initial date in 2013, 2014 and 2015, 50% being paid in cash and 50% in shares, provided that the conditions listed below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors and following a proposal of the appointments and remuneration committee-, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2011.

The number of Santander shares allocated as variable remuneration to each executive director, distinguishing between those which were delivered in 2012 (immediate payment) and those subject to a three-year deferral, is shown in the table below.

In January 2013, at the proposal of the appointments and remuneration committee and considering that the conditions for delivery had been met, the board approved the accrual of the first third of the plan and, accordingly, in February 2013 the cash will be paid and the shares corresponding to the first third will be delivered. These amounts are shown in the following table:

	Immediate payment (shares delivered in 2012)	Deferred payment (maximum number of shares to be delivered)	Cash to be paid in 2013 (1st third) (Thousands of euros)		Number of shares to be delivered in 2013 (1st third)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	99,552	149,327	282		49,776
Mr Alfredo Sáenz Abad	247,366	371,049	702		123,683
Mr Matías Rodríguez Inciarte	125,756	188,634	357		62,878
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	94,002	141,002	286	(2)	47,001
Mr Francisco Luzón López (1)	130,996	196,494	371		65,498
Mr Juan Rodríguez Inciarte	73,380	110,070	208		36,690

	771,052	1,156,576	2,206		385,526

(1)	On 23 January 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In relation to his 2011 variable remuneration to be received in cash and in Santander shares, the board resolved, at the committee’s proposal, to deliver him EUR 743 thousand and 130,996 shares as an immediate payment. The deferred amount in cash and in shares relating to the first third will be paid in February 2013 and the rest will be paid, if appropriate, on the dates and under the conditions approved by the board (EUR 248 thousand and 65,498 shares of the Bank in 2014 and 2015). Upon each delivery of shares and, therefore, subject to the same requirements, he will be paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección programme is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares.
(2)	Euro equivalent value of the original amount in pounds sterling.

Variable remuneration for 2012

The shareholders at the annual general meeting of 30 March 2012 approved the second cycle of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2012 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on 10 December 2010), under the same conditions as the first cycle.

The number of Santander shares allocated to each executive director as variable remuneration, distinguishing between those which are delivered immediately and those subject to a three-year deferral, is as follows:

	Maximum number of shares to be delivered
	Immediate payment	Deferred payment (*)	Total
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	43,952	65,927	109,879
Mr Alfredo Sáenz Abad	109,211	163,867	273,028
Mr Matías Rodríguez Inciarte	83,059	124,589	207,648
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	69,916	104,874	174,790
Mr Juan Rodríguez Inciarte	48,466	72,699	121,165

	354,604	531,906	886,510

(*)	In three years: 2014, 2015 and 2016, subject to continued service, with the exceptions provided for in the plan regulations, and compliance with the conditions relating to the first cycle.

f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was charged:

	Thousands of euros
	2012			2011
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Mr Alfredo Sáenz Abad	17	—	17	8	—	8
Mr Matías Rodríguez Inciarte	13	—	13	1	—	1
Mr Manuel Soto Serrano	—	—	—	1	—	1
Mr Antonio Basagoiti García-Tuñón (1)	—	—	—	12	1	13
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	7	—	7	6	—	6
Mr Javier Botín-Sanz de Sautuola y O’Shea	13	—	13	3	—	3
Mr Rodrigo Echenique Gordillo	1,178	—	1,178	1,500	—	1,500
Mr Antonio Escámez Torres (1)	—	—	—	1,851	—	1,851
Mr Ángel Jado Becerro de Bengoa	7	—	7	3,004	—	3,004
Mr Francisco Luzón López (2)	—	—	—	11,670	—	11,670
Mr Juan Rodríguez Inciarte	5,313	—	5,313	321	—	321
Mr Luis Alberto Salazar-Simpson Bos (1)	—	—	—	3	—	3
Ms Isabel Tocino Biscarolasaga	42	—	42	322	—	322

	6,591	—	6,591	18,702	1	18,703

(1)	Retired from the board on 30 March 2012.
(2)	Retired from the board on 23 January 2012.

g)	Senior managers

Following is a detail of the maximum remuneration approved for the Bank’s executive vice presidents (*) in 2012 and 2011:

	Number of managers (1)	Thousands of euros
		Salaries							Other remuneration (4)	Total
			Variable - Immediate payment			Variable - Deferred payment
		Fixed	In cash		In shares	In cash	In shares	Total
2011	22	23,095	12,584	(2)	12,584	12,584	12,584	73,431	7,887	81,318
2012	24	24,580	10,689	(3)	10,689	10,689	10,689	67,495	6,615	74,110

(*)	Excluding executive directors’ remuneration, which is detailed above.
(1)

At some point in the year they occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.

(2)	The shareholders at the annual general meeting of 17 June 2011 approved the first cycle of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2011 amounting to EUR 25,168 thousand would be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred will be paid 50% in cash and 50% in shares.
(3)	At the annual general meeting on 30 March 2012, the shareholders approved the second cycle of the deferred conditional variable remuneration plan, whereby a portion of the variable remuneration for 2012 amounting to EUR 21,298 thousand will be deferred over three years under the same deferral and payment conditions as the first cycle.
(4)	Includes other remuneration items, such as life insurance premiums amounting to EUR 1,355 thousand (2011: EUR 1,104 thousand) and payments of termination or retirement benefits.

Following is a detail of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at 31 December 2012 and 2011 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of shares to be delivered	31/12/12	31/12/11
Plan I12 (1)	—	1,468,762
Plan I13 (2)	1,463,987	1,468,762
Second cycle of obligatory investment	—	452,994
Third cycle of obligatory investment	286,317	293,140
Deferred conditional delivery plan (3) Deferred conditional variable remuneration plan (2011) (4)	980,780 2,076,477	1,496,628 2,119,944
Deferred conditional variable remuneration plan (2012) (5)	1,622,485	—

(1)	In addition, they were entitled to a maximum of 29,951 Banesto shares at 31 December 2011.
(2)	In addition, they were entitled to a maximum of 114,160 Banesto shares at 31 December 2012 (31 December 2011: 44,926 Banesto shares).
(3)	In addition, they were entitled to a maximum of 14,705 Banesto shares at 31 December 2012 (31 December 2011: 3,364 Banesto shares).
(4)	In addition, they were entitled to a maximum of 123,973 Banesto shares and 79,696 Santander Brasil shares at 31 December 2012 (31 December 2011: 97,515 Santander Brasil shares).
(5)	In addition, they were entitled to a maximum of 61,328 Santander Brasil shares at 31 December 2012 and a maximum of 500,000 options on Santander Brasil shares at 31 December 2012 and 2011 under the share option plan approved in 2011, exercise of which, subject to the plan‘s terms and conditions, may commence in July 2014.

In 2012 and 2011, since the conditions established in the related deferred share-based remuneration schemes corresponding to prior years had been met, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2012		2011
Plan I11	—		1,042,130	(1)
Plan I12	439,195	(2)	—
First cycle of obligatory investment Second cycle of obligatory investment	— 442,319		232,852 —
Deferred conditional delivery plan (2010)	490,338	(3)	—

(1)	In addition, 14,975 Banesto shares were delivered.
(2)	In addition, 49,469 Banesto shares were delivered.
(3)	In addition, 14,705 Banesto shares were delivered.
(4)	In addition, 123,973 Banesto shares and 79,696 Santander Brasil shares were delivered.

The actuarial liability recognised in respect of post-employment benefits earned by the Bank’s executive vice presidents totalled EUR 267 million at 31 December 2011.

Settlements of EUR 10.7 million took place in 2012. The net charge to the consolidated income statement amounted to EUR 17.5 million in 2012 (2011: EUR 29 million).

As indicated in Note 5.c, in 2012 the contracts of senior executives of the Bank which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalised to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. Under the new system, the executive directors are granted the right to receive a pension benefit upon retirement which is based on the contributions made to the aforementioned system and supersedes the right to receive a pension supplement which had hitherto been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the current system into the new employee welfare system and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in Note 5.c are entitled to an annual emolument until the date of retirement.

The executive directors’ beginning balance under the new employee welfare system amounted to EUR 287 million. This balance reflects the market value, at the date of conversion of the pension obligations under the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested.

Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to EUR 73 million at 31 December 2012 (31 December 2011: EUR 66 million).

h)	Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits paid and settlements made in 2012 to former directors of the Bank and former executive vice presidents amounted to EUR 11.1 million, including EUR 2.5 million relating to Mr Francisco Luzón (see Note 5.c) and EUR 7.1 million, respectively (2011: EUR 7.9 million and EUR 7.8 million, respectively).

An expense of EUR 2 million was recognised in the consolidated income statement for 2012 in connection with the Group’s pension and similar obligations to former directors of the Bank and a period provision of EUR 509 thousand was recognised in relation to former executive vice presidents (2011: release of EUR 409 thousand and a zero period provision, respectively).

Furthermore, Provisions—Provision for pensions and similar obligations in the consolidated balance sheet at 31 December 2012 included EUR 162 million in respect of the post-employment benefit obligations to former directors of the Bank (including those relating to Mr Francisco Luzón López which, as described below, were settled in January 2013) and EUR 120 million relating to former executive vice presidents (2011: EUR 78 million and EUR 120 million, respectively).

In January 2013, upon his retirement, Mr Francisco Luzón López requested payment of the pensions to which he was entitled in a lump sum (EUR 65.4 million gross). For such purpose, his pension rights were settled in accordance with the contractual and legal terms applicable through: i) the payment in cash of EUR 21.1 million relating to the net amount of the pension calculated by taking into account the fixed remuneration and the bylaw-stipulated emoluments and EUR 7.1 million relating to the net amount of the pension calculated by taking into account the accrued variable remuneration at the retirement date, ii) the investment by Mr Luzón of those EUR 7.1 million in Santander shares (1,144,110 shares), which shall be deposited on a restricted basis until 23 January 2017 and iii) the investment by the Bank of the gross remaining amount of the pension (EUR 6.6 million), calculated by taking into account the unaccrued variable remuneration, in Santander shares (1,061,602 shares) that will be delivered to Mr Luzón (subject to the same restriction period mentioned above and net of tax) or will finally remain in the Bank’s possession depending on whether or not the variable remuneration giving rise to them finally accrues to him.

i)	Contract termination

The Bank has signed contracts with all its executive directors. The Bank’s executive directors have indefinite-term employment contracts. Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. In any other termination event, the executive directors indicated below will be eligible for the following rights:

•

In the case of Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea: to take pre-retirement, earning an annual emolument. At 31 December 2012, this annual emolument would amount to EUR 2,645 thousand (31 December 2011: EUR 2,557 thousand).

•

In the case of Mr Juan Rodríguez Inciarte: to take pre-retirement, earning an annual emolument. At 31 December 2012, this annual emolument would amount to EUR 987 thousand (31 December 2011: EUR 948 thousand).

If Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea or Mr Juan Rodríguez Inciarte take pre-retirement, they have the right to opt to receive the annual emoluments in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

If the other executive directors’ contracts are terminated for any reason, they may take retirement and, therefore, claim from the insurer the benefits accrued to them under the externalised employee welfare system described in Note 5.c, with no obligation whatsoever being incumbent upon the Bank in such circumstances.

Other non-director members of the Group’s senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them to receive benefits in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognised as a provision for pensions and similar obligations and as a staff cost only when the employment relationship between the Bank and its managers is terminated before the normal retirement date. The non-director senior executives whose contracts were amended in 2012 do not retain an entitlement to such benefits in their contracts.

j)	Detail of the directors’ investments in companies with similar business activities and performance by directors, as independent professionals or as employees, of similar activities

In accordance with the requirements of Articles 229 and 230 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital), in order to enhance the transparency of listed companies, following is a detail of the investments held by the directors and persons related to them in the share capital of entities engaging in banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

Director	Corporate name	Number of shares	Functions
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	212,345	—
	Bank of America Corporation	560	—
	Santander Investment, S.A.	—	Chairman (1)
Mr Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A. (*)	367,234	—
	HSBC Holdings plc	14,254	—
	Lloyds Banking Group plc	522	—
	Banco Bradesco S.A. (*)	1,815	—
	Caixabank, S.A. (*)	6,349	—
	Banco Popular Español, S.A. (*)	14,380	—
	Banco Banif, S.A.	—	Chairman (1)
	Santander Investment, S.A.	—	Deputy chairman (1)
	Santander Private Banking S.p.A.	—	Chairman (1)
Mr Matías Rodríguez Inciarte	Banco Español de Crédito, S.A.	27,575	Director (1)
	Banco Santander Totta, S.A.	—	Chairman (1)
Mr Manuel Soto Serrano	Banco Bilbao Vizcaya Argentaria, S.A.	183,214	—
	Istituto per le Opere di Religione (IOR)	—	Member (2)
Mr Antonio Basagoiti García-Tuñón (3)	Banco Popular Español, S.A.	530	—
	Banco Bilbao Vizcaya Argentaria, S.A. (*)	11	—
	Bankia, S.A.	27,486	—
	Banco Español de Crédito, S.A.	1,000	Chairman (1)
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	4,757,768	—
	Santander UK plc	—	CEO
	Santander Investment, S.A.	—	Director (1)
	Alliance & Leicester plc	—	Director
Mr Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	5,097,768	—
	Banco Popular Español, S.A.	8,550,000	—
	Bank of America	537,000	—
Lord Burns (Terence)	Lloyds Banking Group plc (*)	3,745	—
	Barclays plc (*)	1,901	—
	Santander UK plc	—	Chairman (1)
Mr Vittorio Corbo Lioi	Banco Santander - Chile	—	Director (1)
	Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander	—	Director (1)
	Santander Consumo, S.A. de C.V., Sofom,e.r.	—	Director (1)
	Santander Hipotecario, S.A. de C.V., Sofom,e.r	—	Director (1)

Director	Corporate name	Number of shares	Functions
Mr Guillermo de la Dehesa Romero	Goldman Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
	Banco Pastor, S.A.	11,088	—
Mr Rodrigo Echenique Gordillo	Wells Fargo & Co.	4,500	—
	Barclays plc	20,490	—
	Bank of America Corporation	12,000	—
	Banco Banif, S.A.	—	2nd deputy chairman (1)
	Santander Investment, S.A.	—	Director (1).
	Allfunds Bank, S.A	—	Chairman (1)
	Banco Santander International	—	Director (1)
Mr Antonio Escámez Torres (3)	Banco de Valencia, S.A.	349	—
	Attijariwafa Bank Société Anonyme	10	Deputy chairman (1)
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank, S.A.	—	Chairman (1)
Ms Esther Giménez-Salinas i Colomer	Ambers & Co Capital Microfinanzas, S.L.	—	Director (1)
Mr Ángel Jado Becerro de Bengoa	Bankinter, S.A. (5)	1,244,000	—
	Banco Banif, S.A.	—	Director (1)
Mr Francisco Luzón López (4)	Banco Bilbao Vizcaya Argentaria, S.A.	181,660	—
	Bank of America Corporation	164,850	—
	Citigroup Inc.	23,706	—
	BNP Paribas S.A.	6,672	—
	Société Générale	12,081	—
	Barclays plc	101,274	—
	HSBC Holdings plc	60,040	—
	Caixabank, S.A.	11,614	—
Mr Abel Matutes Juan	Banco Bilbao Vizcaya Argentaria, S.A.(*)	715,865	—
	Banco Español de Crédito, S.A. (*)	11,980	—
	Citibank (*)	109,062	—
Mr Juan Rodríguez Inciarte	Banco Bilbao Vizcaya Argentaria, S.A.	1,016	—
	Wells Fargo & Co.	107	—
	Santander UK plc	—	Deputy chairman (1)
	Banco Banif, S.A.	—	Director (1)
	Santander Consumer Finance, S.A.	—	Director (1)
Ms Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	2,531	—
	Citigroup Inc.	1,130	—

(*)	Ownership interests held by related persons.
(1)	Non-executive.
(2)	Non-executive member of the control committee.
(3)	Retired from the board on 30 March 2012. Data at 2011 year-end.
(4)	Retired from the board on 23 January 2012. Data at 2011 year-end.
(5)	244,000 shares are held by related persons.

None of the members of the board of directors perform, as independent professionals or as employees, any activities of the kind indicated in the foregoing table.

6. Loans and advances to credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial assets held for trading	9,843	4,636	16,216
Other financial assets at fair value through profit or loss	10,272	4,701	18,831
Loans and receivables	53,785	42,389	44,808

	73,900	51,726	79,855

Type:
Reciprocal accounts	1,863	2,658	1,264
Time deposits	15,669	11,419	13,548
Reverse repurchase agreements	25,486	10,647	36,721
Other accounts	30,882	27,002	28,322

	73,900	51,726	79,855

Currency:
Euro	36,955	26,066	46,254
Pound sterling	3,787	4,481	8,100
US dollar	13,567	9,784	13,451
Other currencies	19,621	11,431	12,067
Impairment losses	(30)	(36)	(17)
Of which: due to country risk	—	(2)	(8)

	73,900	51,726	79,855

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions purchased under reverse repurchase agreements, whereas those classified under Other financial assets at fair value through profit or loss consist of securities of Spanish public sector entities and other institutions purchased under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly guarantees given in cash to credit institutions and time deposits.

The impairment losses on financial assets recognised in Loans and receivables are disclosed in Note 10.

Note 51 contains a detail of the residual maturity periods of Loans and receivables and of the related average interest rates.

7. Debt instruments

a)	Breakdown

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial assets held for trading	43,101	52,704	57,872
Other financial assets at fair value through profit or loss	3,460	2,649	4,605
Available-for-sale financial assets	87,724	81,589	79,689
Loans and receivables	7,059	6,840	8,429

	141,344	143,782	150,595

Type:
Spanish government debt securities	37,141	39,309	35,663
Foreign government debt securities	67,222	60,553	63,602
Issued by financial institutions	12,297	16,324	23,761
Other fixed-income securities	24,828	27,847	27,713
Impairment losses	(144)	(251)	(144)

	141,344	143,782	150,595

Currency:
Euro	63,169	61,577	61,844
Pound sterling	9,240	5,394	11,125
US dollar	18,183	20,383	23,442
Other currencies	50,896	56,679	54,328
Impairment losses	(144)	(251)	(144)

	141,344	143,782	150,595

At 31 December 2012, the nominal amount of debt securities assigned to certain own or third-party commitments, mainly to secure financing facilities received, amounted to EUR 61,335 million. Of these securities, EUR 21,808 million related to Spanish government debt at 31 December 2012.

b)	Breakdown

The detail, by origin of the issuer, of Debt instruments at 31 December 2012, 2011 and 2010, net of impairment losses, is as follows:

	Millions of euros
	2012				2011				2010
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%
Spain	10,046	37,141	47,187	33.38%	8,409	39,309	47,718	33.19%	7,915	35,663	43,578	28.94%
United States	5,994	6,965	12,959	9.17%	11,147	2,030	13,177	9.16%	10,793	2,953	13,746	9.13%
United Kingdom	3,865	7,528	11,393	8.06%	8,529	1,654	10,183	7.08%	14,721	4,170	18,891	12.54%
Portugal	2,843	2,217	5,060	3.58%	3,704	1,824	5,528	3.84%	6,108	2,819	8,927	5.93%
Italy	375	619	994	0.70%	545	653	1,198	0.83%	289	767	1,056	0.70%
Ireland	739	—	739	0.52%	642	—	642	0.45%	570	—	570	0.38%
Greece	—	—	—	—	—	84	84	0.06%	—	177	177	0.12%
Other European countries	4,706	8,620	13,326	9.43%	3,437	7,823	11,260	7.83%	4,377	6,192	10,569	7.02%
Brazil	4,810	27,359	32,169	22.76%	4,867	29,607	34,474	23.98%	2,504	30,948	33,452	22.21%
Mexico	501	8,817	9,318	6.59%	534	11,426	11,960	8.32%	902	10,756	11,658	7.74%
Chile	1,377	2,124	3,501	2.48%	577	2,528	3,105	2.16%	1,084	2,281	3,365	2.23%
Other American countries	1,208	1,163	2,371	1.68%	1,275	1,583	2,858	1.99%	1,616	1,524	3,140	2.09%
Rest of the world	517	1,810	2,327	1.65%	360	1,235	1,595	1.11%	451	1,015	1,466	0.97%

	36,981	104,363	141,344	100.00%	44,026	99,756	143,782	100.00%	51,330	99,265	150,595	100.00%

The detail, by issuer rating, of Debt instruments at 31 December 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012				2011				2010
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%
AAA	15,754	11,711	27,465	19.43%	19,250	5,205	24,455	17.01%	25,618	14,036	39,654	26.33%
AA	714	12,724	13,438	9.51%	2,056	3,885	5,941	4.13%	5,428	35,842	41,270	27.41%
A	5,524	2,611	8,135	5.76%	9,457	45,489	54,946	38.21%	6,152	6,067	12,219	8.11%
BBB	3,460	74,435	77,895	55.11%	2,739	42,377	45,116	31.38%	6,217	41,734	47,951	31.84%
Below BBB	4,052	2,882	6,934	4.90%	2,196	2,800	4,996	3.47%	1,040	1,586	2,626	1.74%
Unrated	7,477	—	7,477	5.29%	8,328	—	8,328	5.79%	6,875	—	6,875	4.57%

	36,981	104,363	141,344	100.00%	44,026	99,756	143,782	100.00%	51,330	99,265	150,595	100.00%

The breakdown of the exposure by rating has been affected by the numerous reviews of the ratings of sovereign issuers in recent years, mainly of Spain (from AA in 2010 to A in 2011 and to BBB en 2012), Portugal (from A in 2010 to BB in 2011), the United States (from AAA in 2010 to AA in 2011) and Chile (from A in 2011 to AA in 2012). Brazil and Mexico maintained a BBB rating in 2012, 2011 and 2010.

The detail, by type of financial instrument, of Private fixed-income securities at 31 December 2012, 2011 and 2010, net of impairment losses, is as follows:

	Millions of euros
	2012	2011	2010
Securitised mortgage bonds	6,835	7,080	6,830
Other asset-backed bonds	1,497	3,100	2,815
Floating rate debt	15,883	16,668	19,476
Fixed rate debt	12,766	17,178	22,209

Total	36,981	44,026	51,330

c)	Impairment losses

The changes in the impairment losses on Available-for-sale financial assets—Debt instruments are summarised below:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	235	119	167
Net impairment losses for the year (Note 29)	13	124	(9)
Of which:
Impairment losses charged to income	18	125	14
Impairment losses reversed with a credit to income	(5)	(1)	(22)
Write-off of assets due to impairment	(109)	—	(20)
Exchange differences and other items	(10)	(8)	(19)

Balance at end of year	129	235	119

Of which:
By geographical location of risk:
European Union	51	155	48
Latin America	78	80	71

Also, the impairment losses on Loans and receivables (EUR 15 million, EUR 16 million and EUR 25 million at 31 December 2012, 2011 and 2010, respectively) are disclosed in Note 10.

d)	Other information:

Note 29 contains a detail of the valuation adjustments recognised in equity on available-for-sale financial assets.

Note 51 contains a detail of the residual maturity periods of Available-for-sale financial assets and of Loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

8. Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial assets held for trading	5,492	4,744	8,850
Other financial assets at fair value through profit or loss	688	465	8,267
Available-for-sale financial assets	4,542	5,024	6,546

	10,722	10,233	23,663

Type:
Shares of Spanish companies	3,338	2,960	4,778
Shares of foreign companies	4,726	4,582	6,469
Investment fund units and shares	2,658	2,691	4,560
Other securities	—	—	7,856
Of which: unit linked (*)	—	—	7,856

	10,722	10,233	23,663

(*)	The decrease arose as a result of the sale in 2011 of the insurance companies in Latin America to Zurich (see Note 3).

Note 29 contains a detail of the valuation adjustments recognised in equity on available-for-sale financial assets, and also the related impairment losses.

b)	Changes

The changes in Available-for-sale financial assets-Equity instruments were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	5,024	6,546	7,331
Changes in the scope of consolidation	—	(493)	—
Of which:
Metrovacesa, S.A. (Note 3)	—	(402)	—
Net additions (disposals)	(666)	(862)	(1,077)
Of which:
Spanish Bank Restructuring Asset Management Company (SAREB)	164	—	—
Cielo, S.A.	—	—	(651)
Valuation adjustments	184	(167)	292

Balance at end of year	4,542	5,024	6,546

The main acquisitions and disposals made in 2011, 2010 and 2009 were as follows:

i. Cielo S.A.

In July 2010 the Group entered into an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to these two entities of all the shares held by Santander Group in Cielo S.A.—formerly Visanet—(7.20% of the share capital). The agreed-upon sale price was BRL 1,487 million (approximately EUR 651 million), which gave rise to a gain of EUR 212 million, net of taxes and non-controlling interests.

ii. Spanish Bank Restructuring Asset Management Company (SAREB)

In December 2012 the Group, together with other Spanish financial institutions, entered into an agreement to invest in the Spanish Bank Restructuring Asset Management Company (SAREB), whereby the Group undertook to make an investment of up to EUR 840 million (25% in capital and 75% in subordinated debt), and at 31 December 2012, it had paid EUR 164 million of capital and EUR 490 million of subordinated debt.

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2012, in compliance with Article 155 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) and Article 53 of Securities Market Law 24/1998 (Ley del Mercado de Valores), of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

9. Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 36):

	Millions of euros
	2012		2011		2010
	Debit	Credit	Debit	Credit	Debit	Credit
	balance	balance	balance	balance	balance	balance
Interest rate risk	89,404	86,956	77,016	76,834	49,681	50,058
Currency risk	16,516	16,692	16,032	16,278	14,445	16,015
Price risk	3,289	5,081	5,853	7,068	5,643	6,413
Other risks	1,110	1,014	3,597	2,903	3,300	2,793

	110,319	109,743	102,498	103,083	73,069	75,279

b)	Short positions

Following is a breakdown of the short positions:

	Millions of euros
	2012	2011	2010
Borrowed securities:
Debt instruments	5,371	1,775	2,580
Of which: Santander UK plc	4,989	850	1,173
Equity instruments	551	572	279
Short sales:
Debt instruments	9,259	7,836	9,443
Of which:
Banco Santander, S.A.	5,946	6,560	9,200
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	3,266	1,235	241
Equity instruments	—	4	—

	15,181	10,187	12,302

10. Loans and advances to customers

a)	Breakdown

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Financial assets held for trading	9,162	8,056	755
Other financial assets at fair value through profit or loss	13,936	11,748	7,777
Loans and receivables	697,384	730,296	715,621
Of which:
Disregarding impairment losses	722,888	749,232	735,318
Impairment losses	(25,504)	(18,936)	(19,697)
Of which, due to country risk	(42)	(41)	(41)

	720,482	750,100	724,153

Loans and advances to customers disregarding impairment losses	745,986	769,036	743,850

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown

Following is a detail, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2012	2011	2010
Loan type and status:
Commercial credit	12,113	13,635	15,737
Secured loans	430,388	448,681	430,072
Reverse repurchase agreements	19,477	18,438	6,166
Other term loans	220,225	228,449	234,857
Finance leases	16,320	18,399	20,260
Receivable on demand	12,123	10,147	8,850
Impaired assets	35,340	31,287	27,908

	745,986	769,036	743,850

Geographical area:
Spain	200,014	214,558	227,613
European Union (excluding Spain)	337,179	357,888	320,284
United States and Puerto Rico	51,186	48,596	57,882
Other OECD countries	10,894	7,760	6,432
Latin America	138,071	136,434	122,940
Rest of the world	8,642	3,800	8,699

	745,986	769,036	743,850

Interest rate formula:
Fixed rate	300,355	292,846	297,259
Floating rate	445,631	476,190	446,591

	745,986	769,036	743,850

At 31 December 2012, the Group had granted loans amounting to EUR 16,884 million (31 December 2011: EUR 12,147 million; 31 December 2010: EUR 12,137 million) to the Spanish public sector (which had ratings of BBB, A and AA at 31 December 2012, 2011 and 2010, respectively), and EUR 4,983 million to the public sector in other countries (31 December 2011: EUR 4,394 million; 31 December 2010: EUR 3,527 million). At 31 December 2012, the breakdown of this amount by issuer rating was as follows: 10.8% AA, 0.9% A, 74.7% BBB and 13.6% below BBB.

Following is a detail, by activity, of the loans and advances to customers at 31 December 2012, net of impairment losses:

	Millions of euros
			Secured loans
			Net exposure		Loan to value (a)
	Total	Without collateral	Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	21,793	21,092	82	619	324	41	177	35	124
Other financial institutions	36,985	19,346	6,092	11,547	674	316	438	16,129	82
Non-financial companies and individual entrepreneurs	256,075	148,765	50,395	56,915	23,592	17,788	17,874	27,909	20,147
Of which:
Property construction and development	18,265	3,086	13,782	1,397	3,894	3,925	3,037	2,285	2,038
Civil engineering construction	9,965	2,369	4,561	3,035	870	837	634	753	4,502
Large companies	143,288	100,555	11,400	31,333	8,725	4,837	4,525	16,546	8,100
SMEs and individual entrepreneurs	84,557	42,755	20,652	21,150	10,103	8,189	9,678	8,325	5,507
Other households and non-profit institutions serving households	409,566	92,478	306,048	11,040	57,171	63,591	118,675	61,019	16,632
Of which:
Residential	302,915	434	301,128	1,353	54,736	61,769	116,410	55,629	13,937
Consumer loans	92,606	83,965	2,149	6,492	1,564	917	1,243	3,884	1,033
Other purposes	14,045	8,079	2,771	3,195	871	905	1,022	1,506	1,662

Subtotal	724,419	281,681	362,617	80,121	81,761	81,736	137,164	105,092	36,985

Less: collectively assessed impairment losses	3,937

Total	720,482

Memorandum item Refinanced and restructured transactions	46,026	12,456	28,135	5,435	8,416	8,069	9,517	5,699	1,869

(a)	The ratio of the carrying amount of the transactions at 31 December 2012 to the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced loan book.

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables—Loans and advances to customers, Loans and receivables—Loans and advances to credit institutions (see Note 6) and Loans and receivables—Debt instruments (see Note 7) were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	18,988	19,739	17,899
Impairment losses charged to income for the year	19,877	12,840	11,468
Of which:
Individually assessed	21,649	15,939	14,770
Collectively assessed	1,522	1,182	1,405
Impairment losses reversed with a credit to income	(3,294)	(4,281)	(4,707)
Changes in the scope of consolidation (Note 3)	(266)	(1,267)	—
Write-off of impaired balances against recorded impairment allowance	(11,447)	(12,430)	(10,913)
Exchange differences and other changes	(1,603)	106	1,285

Balance at end of year	25,549	18,988	19,739

Of which:
By method of assessment:
Individually assessed	21,605	15,343	14,584
Of which: due to country risk (Note 2.g)	42	43	49
Collectively assessed	3,944	3,645	5,155
By geographical location of risk:
Spain	11,711	6,907	6,810
Rest of Europe	5,707	4,957	4,695
Americas	8,131	7,124	8,234
By classification of assets:
Loans and advances to credit institutions	30	36	17
Debt instruments	15	16	25
Loans and advances to customers	25,504	18,936	19,697

The increase in credit loss provisions recorded in 2012 was due mainly to two factors: (i) a rise in non-performing loans ratios in certain sectors in Spain, caused by the worsening of Spain’s macroeconomic situation as a result of economic slowdown, falling consumer spending and job market deterioration, with the unemployment rate exceeding 25% (particularly significant in this context was the increase in non-performing loans ratios in the real estate sector – 47.7% at 31 December 2012, compared with 28.6% in 2011 (see Note 54)); and (ii) the upward shift in non-performing loans ratios in certain financial systems (Brazil, Chile, and Portugal).

Previously written-off assets recovered in 2012, 2011 and 2010 amounted to EUR 1,328 million, EUR 1,800 million and EUR 1,201 million, respectively. Taking into account these amounts and those recognised in Impairment losses charged to income for the year in the foregoing table, impairment losses on Loans and receivables amounted to EUR 18,549 million in 2011, EUR 11,040 million in 2010 and EUR 10,267 million in 2009.

d)	Impaired assets

The detail of the changes in the balance of the financial assets classified as Loans and receivables—Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	31,287	27,908	24,049
Net additions	16,277	16,040	13,575
Written-off assets	(11,447)	(12,430)	(10,913)
Changes in the scope of consolidation	(626)	69	239
Exchange differences and other	(151)	(300)	958

Balance at end of year	35,340	31,287	27,908

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

At 31 December 2012, the Group’s written-off assets totalled EUR 28,745 million (31 December 2011: EUR 26,763 million).

Following is a detail of the financial assets classified as Loans and receivables and considered to be impaired due to credit risk at 31 December 2012, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no past-due balances or less than 3	With balances past due by
	months past due	3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total
Spain	3,268	3,364	2,058	1,263	6,372	16,325
European Union (excluding Spain)	233	3,821	1,232	821	3,280	9,387
United States and Puerto Rico	327	216	111	83	484	1,221
Other OECD countries	12	42	40	43	—	137
Latin America	535	3,263	1,641	1,282	1,548	8,269
Rest of the world	—	—	—	—	1	1

	4,375	10,706	5,082	3,492	11,685	35,340

The detail at 31 December 2011 is as follows:

	Millions of euros
	With no past-due balances or less than 3	With balances past due by
	months past due	3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total
Spain	2,962	3,574	1,589	1,956	4,902	14,983
European Union (excluding Spain)	474	3,360	1,018	703	2,752	8,307
United States and Puerto Rico	406	282	137	118	533	1,476
Other OECD countries	9	34	37	43	1	124
Latin America	440	2,438	1,339	1,075	1,103	6,395
Rest of the world	—	2	—	—	—	2

	4,291	9,690	4,120	3,895	9,291	31,287

The detail at 31 December 2010 is as follows:

	Millions of euros
	With no past-due balances or less than 3	With balances past due by
	months past due	3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total
Spain	2,726	1,835	1,511	1,001	5,240	12,313
European Union (excluding Spain)	308	2,782	1,192	759	2,190	7,231
United States and Puerto Rico	898	567	231	139	817	2,652
Other OECD countries	18	35	37	34	—	124
Latin America	768	2,310	894	791	822	5,585
Rest of the world	—	3	—	—	—	3

	4,718	7,532	3,865	2,724	9,069	27,908

e)	Securitisation

Loans and advances to customers includes, inter alia, the securitised loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. The breakdown of the securitised loans, by type of financial instrument, and of the securitised loans derecognised because the stipulated requirements were met (see Note 2.e) is shown below. Note 22 details the liabilities associated with these securitisation transactions.

	Millions of euros
	2012	2011	2010
Derecognised	6,251	8,227	9,647
Of which
Securitised mortgage assets	6,249	8,221	9,635
Other securitised assets	2	6	12
Retained on the balance sheet	95,981	137,939	133,046
Of which
Securitised mortgage assets	69,354	103,655	99,842
Of which: UK assets	56,037	81,286	73,865
Other securitised assets	26,627	34,284	33,204

Total	102,232	146,166	142,693

Securitisation is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2012, 2011 and 2010 the Group did not derecognise any of the securitisations performed, and the balance derecognised in those years relates to securitisations performed in prior years.

The loans derecognised include assets of Santander Holdings USA, Inc. amounting to approximately EUR 5,603 million at 31 December 2012 (31 December 2011: EUR 7,188 million; 31 December 2010: EUR 8,538 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At 31 December 2012, the Group recognised under Other liabilities an obligation amounting to EUR 91 million (31 December 2011: EUR 105 million; 31 December 2010: EUR 128 million), which represents the fair value of the retained credit risk.

The loans retained on the face of the balance sheet include the loans associated with securitisations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders. In 2012, following the Bank of England’s decision to accept, as collateral in its liquidity programmes, not only securitisations but also all mortgage loans with a given credit quality, the Group companies in the UK redeemed GBP 33,800 million in order to manage more efficiently the on-balance-sheet liquidity of Santander UK.

The loans transferred through securitisation are mainly mortgage loans, loans to companies and consumer loans.

11. Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2012		2011		2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Fair value hedges	7,467	5,492	9,424	5,501	8,007	5,833
Of which: Portfolio hedges	544	2,621	1,493	2,515	1,540	2,683
Cash flow hedges	344	553	313	773	153	438
Hedges of net investments in foreign operations	125	399	161	170	67	363

	7,936	6,444	9,898	6,444	8,227	6,634

Note 36 contains a description of the Group’s main hedges.

12. Non-current assets held for sale

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Tangible assets	4,259	5,171	5,972
Of which:
Foreclosed assets and acquired assets	4,196	5,112	5,874
Of which: Property assets in Spain (Note 54)	3,674	4,274	5,196
Other tangible assets held for sale	63	59	98
Other assets	71	167	313

	4,330	5,338	6,285

At 31 December 2012, the allowance that covers the value of the foreclosed assets and acquired assets amounted to EUR 4,416 million (2011: EUR 4,512 million; 2010: EUR 2,500 million), which represents a coverage ratio of 51.28% of the assets’ gross value (2011: 46.88%; 2010: 29.85%). The net charges recorded in those years amounted to EUR 449 million, EUR 2,037 million and EUR 298 million, respectively (see Note 50).

In 2012, the Group sold properties amounting to EUR 2,043 million, with a gross value of EUR 3,249 million, and a provision of EUR 897 million was recognised in this connection. These sales generated losses of EUR 308 million (see Note 50).

13. Investments

a)	Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2012	2011	2010
Santander Consumer USA Inc.	2,026	2,063	—
Metrovacesa, S.A.	649	772	—
Zurich Santander Insurance América S.L.	1,013	1,017	—
Banco Caixa Geral Totta Angola, S.A.	102	92	95
Other companies	664	211	178

	4,454	4,155	273

b)	Changes

The changes in Investments were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	4,155	273	164
Acquisitions (disposals) and capital increases (reductions)	34	23	(30)
Changes in the scope of consolidation (Note 3)	394	3,919	101
Of which:
Santander Consumer USA Inc.	—	2,063	—
Zurich Santander Insurance América, S.L.	—	932	—
Metrovacesa, S.A.	—	894	—
Effect of equity accounting	427	57	17
Impairment losses	—	(100)	—
Dividends paid and reimbursements of share premium	(508)	(13)	(16)
Exchange differences and other changes	(48)	(4)	37

Balance at end of year	4,454	4,155	273

c)	Impairment losses

In 2012 and 2010 there was no evidence of material impairment on the Group’s investments in associates. In 2011 an impairment loss of EUR 100 million on the investment in Metrovacesa was recognised under Impairment losses on other assets (net)—Other assets in the consolidated income statement.

d)	Other disclosures

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date on preparation of the financial statements):

	Millions of euros
	2012	2011	2010
Total assets	54,367	32,344	4,630
Total liabilities	(46,933)	(24,519)	(3,828)

Net assets	7,434	7,825	802

Group’s share of net assets	2,769	2,473	202
Goodwill	1,685	1,682	71
Of which:
Santander Consumer USA Inc.	979	999	—
Zurich Santander Insurance América, S.L.	526	526	—

Total Group share	4,454	4,155	273

Total income	10,232	8,428	1,047

Total profit	612	1,212	70

Group’s share of profit	427	57	17

14. Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	214	1,926	1,986
Banesto	190	191	202
Other Spanish companies	1	29	30
Assets relating to insurance contracts covering other similar obligations:
Banco Santander, S.A.	—	—	1
Other Spanish companies	—	—	1

	405	2,146	2,220

In 2012 the Group entered into an agreement with Generali España, S.A. to terminate a portion of the insurance contracts linked to pensions which it held with this insurance company (see Note 25.c).

15. Liabilities under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Millions of euros
	2012			2011			2010
	Direct			Direct			Direct
	insurance and		Total	insurance and		Total	insurance and		Total
	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance
Technical provisions for:	assumed	ceded	payable)	assumed	ceded	payable)	assumed	ceded	payable)
Unearned premiums and unexpired risks	137	(68)	69	166	(86)	80	371	(170)	201
Life insurance:	479	(229)	250	229	(78)	151	3,061	(51)	3,010
Claims outstanding	391	(61)	330	66	(55)	11	514	(65)	449
Bonuses and rebates	14	—	14	17	—	17	22	—	22
Life insurance policies where the investment risk is borne by the policyholders	—	—	—	—	—	—	5,763	—	5,763
Other technical provisions	404	(66)	338	39	(35)	4	718	(260)	458

	1,425	(424)	1,001	517	(254)	263	10,449	(546)	9,903

The decrease in the above line items in 2011 arose from the sale of the insurance companies in Latin America to Zurich (see Note 3).

In addition, on 19 July 2012, the Group entered into an agreement with Abbey Life Assurance Company Limited (“Abbey Life Assurance”), a subsidiary of Deutsche Bank, whereby Abbey Life Assurance will reinsure the entire individual life risk portfolio of Santander Group insurance companies in Spain and Portugal. Under this agreement, the Group transferred to Abbey Life Insurance, in exchange for an up-front amount, its life insurance policy portfolio at 30 June 2012 and the potential renewals of these policies. Abbey Life Insurance will assume, from the agreement date, all the risks and rewards relating to the term of these policies and their potential renewals (i.e. both the risk of changes in the actual rates of mortality and permanent total disability compared with the estimated rates, and the lapse risk of the portfolio, credit risk on the part of the insureds, etc.). The Group will continue to carry out the administrative management of these policies and will receive in exchange from Abbey Life Insurance a market consideration independent of the up-front amount received.

This transaction gave rise to income of EUR 435 million recognised under Other operating income—Income from insurance and reinsurance contracts issued in the consolidated income statement (EUR 308 million net of tax).

16. Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total
Cost:
Balances at 1 January 2010	11,239	2,400	1,223	14,862
Additions / Disposals (net) due to change in the scope of consolidation	37	11	—	48
Additions / Disposals (net)	1,545	821	268	2,634
Transfers, exchange differences and other items	568	(6)	70	632

Balances at 31 December 2010	13,389	3,226	1,561	18,176
Additions / Disposals (net) due to change in the scope of consolidation	473	(187)	2,759	3,045
Additions / Disposals (net)	905	(13)	59	951
Transfers, exchange differences and other items	(165)	50	(72)	(187)

Balances at 31 December 2011	14,602	3,076	4,307	21,985
Additions / Disposals (net) due to change in the scope of consolidation	41	(11)	(69)	(39)
Additions / Disposals (net)	795	(105)	105	795
Transfers, exchange differences and other items	342	157	(78)	421

Balances at 31 December 2012	15,780	3,117	4,265	23,162

Accumulated depreciation:
Balances at 1 January 2010	(5,009)	(687)	(36)	(5,732)
Disposals	330	169	3	502
Charge for the year	(846)	—	(10)	(856)
Transfers, exchange differences and other items	(322)	(368)	(11)	(701)

Balances at 31 December 2010	(5,847)	(886)	(54)	(6,787)
Disposals due to change in the scope of consolidation	22	43	—	65
Disposals	158	274	6	438
Charge for the year	(904)	(2)	(15)	(921)
Transfers, exchange differences and other items	(211)	(261)	(66)	(538)

Balances at 31 December 2011	(6,782)	(832)	(129)	(7,743)
Disposals due to change in the scope of consolidation	44	—	7	51
Disposals	423	229	8	660
Charge for the year	(1,060)	(1)	(13)	(1,074)
Transfers, exchange differences and other items	(251)	(265)	(37)	(553)

Balances at 31 December 2012	(7,626)	(869)	(164)	(8,659)

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses:
Balances at 1 January 2010	(28)	(10)	(96)	(134)
Impairment charge for the year	(22)	(3)	(82)	(107)
Exchange differences and other items	16	(3)	(19)	(6)

Balances at 31 December 2010	(34)	(16)	(197)	(247)
Impairment charge for the year	2	(22)	(131)	(151)
Exchange differences	9	(8)	1	2

Balances at 31 December 2011	(23)	(46)	(327)	(396)
Impairment charge for the year	(10)	(23)	(185)	(218)
Disposals due to change in the scope of consolidation	—	—	(50)	(50)
Exchange differences	15	1	6	22

Balances at 31 December 2012	(18)	(68)	(556)	(642)

Tangible assets, net:
Balances at 31 December 2010	7,508	2,324	1,310	11,142
Balances at 31 December 2011	7,797	2,198	3,851	13,846
Balances at 31 December 2012	8,136	2,179	3,545	13,860

b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment—For own use in the consolidated balance sheets is as follows:

	Millions of euros
		Accumulated	Impairment	Carrying
	Cost	depreciation	losses	amount
Land and buildings	5,393	(1,354)	(34)	4,005
IT equipment and fixtures	2,904	(2,076)	—	828
Furniture and vehicles	4,833	(2,346)	—	2,487
Construction in progress and other items	259	(71)	—	188

Balances at 31 December 2010	13,389	(5,847)	(34)	7,508

Land and buildings	5,654	(1,565)	(23)	4,066
IT equipment and fixtures	3,304	(2,419)	—	885
Furniture and vehicles	5,239	(211,719)	—	2,520
Construction in progress and other items	405	(79)	—	326

Balances at 31 December 2011	14,602	(6,782)	(23)	7,797

Land and buildings	5,735	(1,583)	(18)	4,134
IT equipment and fixtures	4,174	(3,087)	—	1,087
Furniture and vehicles	5,403	(2,873)	—	2,530
Construction in progress and other items	468	(83)	—	385

Balances at 31 December 2012	15,780	(7,626)	(18)	8,136

The carrying amount at 31 December 2012 in the foregoing table includes the following approximate amounts:

•	EUR 5,615 million (31 December 2011: EUR 5,254 million; 31 December 2010: EUR 5,104 million) relating to property, plant and equipment owned by Group entities and branch offices located abroad.

•

EUR 208 million (31 December 2011: EUR 793 million; 31 December 2010: EUR 660 million) relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2.k discloses additional information on these items).

c)	Investment property

The fair value of investment property at 31 December 2012 amounted to EUR 3,548 million (2011: EUR 3,860 million; 2010: EUR 1,319 million). A comparison of the fair value of investment property at 31 December 2012, 2011 and 2010 with the carrying amount gives rise to gross unrealised gains of EUR 3 million for 2012, EUR 9 million for 2011 and EUR 9 million for 2010, of which EUR 2 million, EUR 5 million and EUR 1 million, respectively, are attributable to the Group.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2012, 2011 and 2010 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

In 2007 the Group sold ten hallmark properties and 1,152 Group branch offices to various buyers. Simultaneously, the Group entered into operating leases (with maintenance, insurance and taxes payable by the Group) on those properties with the buyers for various compulsory terms (12 to 15 years for the hallmark properties and 24 to 26 years for the branch offices), with various rent review agreements applicable during those periods. The agreements are renewable for 5- or 7-year periods up to a total of 40 years, for the hallmark properties, and 45 years for the branch offices, and in general they provide for rents to be adjusted to market value in each renewal period. The agreements also include a purchase option that in general may be exercised by the Group on final expiry of the leases at the market value of the properties on the related dates, which will be determined, if appropriate, by independent experts.

Also, on 12 September 2008, the Group sold its head office complex (Ciudad Financiera or Santander Business Campus) to Marme Inversiones 2007, S.L. and simultaneously entered into an operating lease agreement with this company for the complex (with maintenance, insurance and taxes payable by the Group), with a compulsory term of 40 years, during which the rent (initially set at EUR 6.8 million per month, payable quarterly) will be reviewed annually based on the variation in the preceding twelve months in the Harmonised Consumer Price Index of the euro zone multiplied by 1.74, with a minimum of 2.20% during the first ten years and a maximum of 6% throughout the lease term. The agreement includes an option exercisable by the Group on final expiry of the lease to purchase the Business Campus at its market value on the expiry date -the market value will be determined, if appropriate, by independent experts-, and a right of first refusal if the lessor should wish to sell the Business Campus. In addition to the two aforementioned agreements, the Group entered into a third additional promotion agreement, whereby during the first 20 years of the lease term it can request Marme Inversiones 2007, S.L. to construct buildings additional to those already existing at the Business Campus or to acquire additional land (from the third year onwards) to be included in the Business Campus, all under certain terms and conditions and with a maximum total cost of approximately EUR 296 million, which would subsequently be included in the lease agreement.

The most noteworthy feature of the other agreed terms and conditions, all of which are customary market conditions for operating lease agreements, is that none of the aforementioned lease agreements provides for the transfer of ownership of the properties to the Group on expiry thereof, and the Group is entitled not to renew the rentals beyond the minimum compulsory term. Furthermore, the Group has not granted any guarantee to the buyers for any losses that might arise from the early termination of the agreements or for possible fluctuations in the residual value of the aforementioned properties.

The rental expense recognised by the Group in 2012 in connection with these operating lease agreements amounted to EUR 269 million (2011: EUR 257 million; 2010: EUR 214 million). At 31 December 2012, the present value of the minimum future payments that the Group will incur during the compulsory term (since it is considered that the agreements will not be renewed and the existing purchase options will not be exercised) amounted to EUR 224 million payable within one year (31 December 2011: EUR 218 million; 31 December 2010: EUR 212 million), EUR 827 million payable at between one and five years (31 December 2011: EUR 805 million; 31 December 2010: EUR 784 million) –EUR 217 million in the second year (31 December 2011: EUR 211 million; 31 December 2010: EUR 205 million), EUR 210 million in the third year (31 December 2011: EUR 204 million; 31 December 2010: EUR 199 million), EUR 203 million in the fourth year (31 December 2011: EUR 198 million; 31 December 2010: EUR 193 million) and EUR 197 million in the fifth year (31 December 2011: EUR 192 million; 31 December 2010: EUR 187 million)–, and EUR 1,861 million payable at more than five years (31 December 2011: EUR 1,940 million; 31 December 2010: EUR 2,010 million).

17. Intangible assets - Goodwill

The detail of Goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	2012	2011	2010
Santander UK	9,105	8,896	8,633
Banco Santander (Brasil)	7,035	7,878	8,755
Bank Zachodni WBK	2,210	2,019	—
Santander Holdings USA	1,556	1,587	1,537
Santander Consumer Holding (Germany)	1,315	1,315	1,169
Banco Santander Totta	1,040	1,040	1,641
Banco Santander- Chile	788	742	798
Grupo Financiero Santander (Mexico)	558	531	484
Other companies	1,019	1,081	1,546

Total goodwill	24,626	25,089	24,622

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, i.e. the Group’s smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustments arising on the business combination) of all the assets and liabilities of all the independent legal entities comprising the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The Group’s directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and appraisals performed by independent experts.

Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the price earnings ratios of comparable local entities.

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the directors which normally cover a five-year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings to perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

Following is a detail of the main assumptions used in determining the recoverable amount, at 2012 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	Projected period	Discount rate (*)	Nominal perpetual growth rate
Santander UK	5 years	10%	2.5%
Banco Santander (Brasil)	10 years (**)	15%	6.0%
Santander Holdings USA	5 years	10%	2.5%
Banco Santander Totta	5 years	12%	3.0%

(*)	Post-tax discount rate for the purpose of consistency with the earnings projections used.
(**)	A ten-year period was used for Brazil in order to provide normalised earnings projections which reflect all the synergies achieved from the merger of Banco Santander Brasil with Banco Real.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 b.p. (+/-75 b.p. in the case of Brazil) and the perpetuity growth rate by +/-50 b.p. (+/- 100 b.p. in the case of Brazil). Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, except for the unit disclosed in the following paragraph.

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2012 the Group recognised impairment losses on goodwill totalling EUR 156 million (2011: EUR 660 million; 2010: EUR 63 million) under Impairment losses on other assets (net)—Goodwill and other intangible assets which related to Group subsidiaries in Italy. These losses were due mainly to the deterioration of business expectations (earnings projections).

In 2011 all the impairment losses recognised related to Group subsidiaries in Portugal. These losses were attributed to the macroeconomic deterioration in Portugal.

At 31 December 2012, none of the cash-generating units with significant goodwill, other than the Italian subsidiary, had a recoverable amount approximating their carrying amount. The recoverable amount is considered to be close to the carrying amount when reasonable changes in the main assumptions used in the valuation cause the recoverable amount to be below the recoverable amount.

The changes in Goodwill were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	25,089	24,622	22,865
Additions (Note 3)	87	2,557	16
Of which:
Bank Zachodni WBK	—	2,261	—
Skandinaviska Enskild Banken	—	145	—
Adjustments to initial acquisition price allocation	—	—	167
Impairment losses	(156)	(660)	(63)
Of which:
Santander Consumer Bank (Italy)	(156)	—	—
Banco Santander Totta		(601)	—
Disposals or changes in scope of consolidation (Note 3)	—	(716)	—
Of which:
Santander Consumer USA	—	(541)	—
Santander Seguros S.A. (Brasil)	—	(173)	—
Exchange differences and other items	(394)	(714)	1,637

Balance at end of year	24,626	25,089	24,622

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Mexico and Chile) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. In accordance with current regulations, these exchange differences were recognised with a charge to the heading Valuation adjustments—Exchange differences in equity and a credit to Goodwill in assets. The change in the balance of this heading is disclosed in the consolidated statement of recognised income and expense.

18. Intangible assets - Other intangible assets

The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2012, 2011 and 2010 is as follows:

		Millions of euros
	Estimated useful life	31 December 2011	Net additions and disposals	Change in scope of consolidation	Amortisation and impairment	Application of amortisation and impairment	Exchange differences and other	31 December 2012
With indefinite useful life:
Brand names		14	—	—	—	—	—	14
With finite useful life:
IT developments	3 to 7 years	5,127	1,098	45	—	(911)	(74)	5,285
Other		1,494	545	11	—	(557)	(120)	1,373
Accumulated amortisation		(3,150)	—	(28)	(1,115)	1,144	43	(3,106)
Impairment losses		(491)	—	—	5	324	32	(130)

		2,994	1,643	28	(1,110)	—	(119)	3,436

		Millions of euros
	Estimated useful life	31 December 2010	Net additions and disposals	Change in scope of consolidation	Amortisation and impairment	Application of amortisation and impairment	Exchange differences and other	31 December 2011
With indefinite useful life:
Brand names		44	—	(30)	—	—	—	14
With finite useful life:
IT developments	3 to 7 years	4,237	1,420	145	—	(570)	(105)	5,127
Other		1,899	62	(104)	—	(254)	(109)	1,494
Accumulated amortisation		(2,732)	—	(112)	(1,188)	799	83	(3,150)
Impairment losses		(6)	—	—	(501)	25	(9)	(491)

		3,442	1,482	(101)	(1,689)	—	(140)	2,994

		Millions of euros
	Estimated useful life	31 December 2009	Net additions and disposals	Change in scope of consolidation	Amortisation and impairment	Application of amortisation and impairment	Exchange differences and other	31 December 2010
With indefinite useful life:
Brand names		41	—	—	—	—	3	44
With finite useful life:
Credit cards (Abbey)	5 years	27	—	—	—	(27)	—	—
IT developments	3 to 7 years	2,942	1,338	—	—	(357)	314	4,237
Other		1,697	133	2	—	(62)	129	1,899
Accumulated amortisation		(1,921)	—	—	(1,085)	437	(163)	(2,732)
Impairment losses		(8)	—	—	(6)	9	(1)	(6)

		2,778	1,471	2	(1,091)	—	282	3,442

At 31 December 2012, 2011 and 2010, the Group reviewed the useful lives of its intangible assets and adjusted the carrying amounts of these assets on the basis of the estimated economic benefits currently expected to be obtained therefrom. As a result of this review, in 2012 the Group recognised reversals of impairment losses amounting to EUR 5 million under Impairment losses on other assets (net) - Goodwill and other intangible assets (2011 and 2010: impairment losses of EUR 501 million and EUR 6 million, respectively).

19. Other assets

The detail of Other assets is as follows:

	Millions of euros
	2012	2011	2010
Transactions in transit	224	616	304
Net pension plan assets (Note 25)	1,563	1,510	984
Prepayments and accrued income	1,756	2,032	2,559
Other	3,044	3,541	3,285
Inventories	173	319	455

	6,760	8,018	7,587

20. Deposits from central banks and Deposits from credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial liabilities held for trading	9,420	17,027	40,976
Of which:
Deposits from central banks	1,128	7,740	12,605
Deposits from credit institutions	8,292	9,287	28,371
Other financial liabilities at fair value through profit or loss	11,876	9,742	19,600
Of which:
Deposits from central banks	1,014	1,510	337
Deposits from credit institutions	10,862	8,232	19,263
Financial liabilities at amortised cost	131,670	116,369	79,536
Of which:
Deposits from central banks	50,938	34,996	8,644
Deposits from credit institutions	80,732	81,373	70,892

	152,966	143,138	140,112

Type:
Reciprocal accounts	508	604	423
Time deposits	92,491	82,817	57,233
Other demand accounts	3,225	3,396	2,678
Repurchase agreements	50,742	51,316	78,197
Central bank credit account drawdowns	6,000	5,005	1,580
Hybrid financial liabilities	—	—	1

	152,966	143,138	140,112

Currency:
Euro	98,808	81,044	52,872
Pound sterling	8,566	9,787	25,309
US dollar	34,904	31,175	43,996
Other currencies	10,688	21,132	17,935

	152,966	143,138	140,112

Both asset and liability balances with central banks increased in 2011 and 2012 following the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone. The European Central Bank (ECB) implemented extraordinary monetary policy measures, including a wider range of collateral and three-year liquidity auctions.

The Group continued to go to these auctions and deposit in the ECB most of the funds captured, significantly increasing the liquidity buffer and improving its structure by replacing short-term maturities by longer term funding. The Group’s net borrowing position from the ECB was EUR 2 thousand billion at 31 December 2012, due mainly to Banco Santander Totta, S.A.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

21. Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial liabilities held for trading	8,897	16,574	7,849
Other financial liabilities at fair value through profit or loss	28,638	26,982	27,142
Financial liabilities at amortised cost	589,104	588,977	581,385

	626,639	632,533	616,376

Geographical area:
Spain	192,588	202,022	218,788
European Union (excluding Spain)	261,135	260,529	230,929
United States and Puerto Rico	45,129	43,437	40,855
Other OECD countries	788	939	998
Latin America	126,842	125,343	124,334
Rest of the world	157	263	472

	626,639	632,533	616,376

Type:
Demand deposits-
Current accounts	144,305	155,455	148,066
Savings accounts	167,389	140,583	136,694
Other demand deposits	3,443	3,179	3,431
Time deposits-
Fixed-term deposits	257,583	257,498	275,629
Home-purchase savings accounts	132	174	231
Discount deposits	1,345	732	448
Hybrid financial liabilities	3,128	4,594	4,754
Other term deposits	590	139	154
Notice deposits	969	1,338	1,316
Repurchase agreements	47,755	68,841	45,653

	626,639	632,533	616,376

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

22. Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial liabilities held for trading	1	77	366
Other financial liabilities at fair value through profit or loss	4,904	8,185	4,278
Financial liabilities at amortised cost	201,064	189,110	188,229

	205,969	197,372	192,873

Type:
Bonds and debentures outstanding	183,686	185,530	185,869
Notes and other securities	22,283	11,842	7,004

	205,969	197,372	192,873

At 31 December 2011 and 2010, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares, except for the “Valores Santander” issue (described in Note 34.a), which was converted into shares in 2012 and, accordingly, there were no issues of this type at 31 December 2012.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost at 2012, 2011 and 2010 year-end and of the related average interest rates in those years.

b)	Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				31 December 2012
				Outstanding issue amount
				in foreign	Annual
	Millions of euros			currency	interest
Currency of issue	2012	2011	2010	(millions)	rate (%)
Euro	111,173	116,590	120,705	111,173	3.11%
US dollar	26,186	28,995	33,680	34,550	4.15%
Pound sterling	24,707	20,483	17,735	20,163	2.57%
Brazilian real	14,581	12,790	7,391	39,420	6.10%
Chilean peso	3,906	3,714	3,777	2,467,582	4.30%
Other currencies	3,133	2,958	2,581

Balance at end of year	183,686	185,530	185,869

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	185,530	185,869	183,250
Net inclusion of entities in the Group	(1,649)	(6,064)	831
Of which:
Santander Consumer USA Inc.	—	(6,025)	831
Issues	80,817	91,215	116,239
Of which:
Santander UK Group
Bonds in other currencies	32,162	49,497	24,221
Bond in pounds sterling	13,281	8,301	51,052
Banco Santander (Brasil) S.A.
Bonds	6,461	6,783	3,984
Real estate letters of credit	5,359	3,927	3,218
Agricultural letters of credit	1,612	1,274	410
Santander International Debt, S.A. Sole-Shareholder Company - Bonds	9,727	8,635	10,012
Banco Santander, S.A.
Mortgage-backed bonds - fixed rate	4,089	—	2,027
Bonds	—	3,978	2,110
Banesto
Mortgage-backed bonds - fixed rate	955	600	565
Bonds	949	1,452	5,979
Banco Santander - Chile – Bonds	1,436	874	2,135
Santander Consumer Finance, S.A. - Bonds	1,012	481	150
Motor 2012 PLC - Asset-backed securities	895	—	—
Santander Consumer Bank A.S. - Bonds	816	4	164
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander - Bonds	780	—	10
Santander Holdings USA, Inc. - Bonds	453	384	—
Svensk Autofinans 1 Limited - Asset-backed securities	407	—	—
SCF Rahoituspalvelut Limited - Asset-backed securities	237	—	—
Santander Consumer Bank Spólka Akcyjna - Bonds	112	213	166
Banco Santander Totta, S.A.
Mortgage debentures	—	875	950
Bonds	—	359	342
Santander Consumer Bank, S.p.A. - Bonds - floating rate	—	650	—
SC Private Cars 2010- 1 Limited - Asset-backed securities	—	591	—
Motor 2011 PLC - Asset-backed securities	—	320	—
Bilkreditt 1Limited - Asset-backed securities	—	288	—
Brazil Foreign Diversified Payment Rights Finance Company
Asset-backed securities	—	193	185
Santander Consumer USA Inc - Asset-backed securities	—	—	4,642
Santander US Debt, S.A. Sole-Shareholder Company - Debentures - floating rate	—	—	3,068
Totta (Ireland), PLC- Bonds- floating rate	—	—	112
Redemptions	(78,706)	(81,395)	(112,730)
Of which:
Santander UK Group	(41,862)	(51,707)	(70,071)
Banco Santander (Brasil) S.A.	(9,346)	(6,102)	(3,116)
Banco Santander, S.A.	(6,542)	(2,968)	(1,965)
Banesto	(6,401)	(7,748)	(7,134)
Santander International Debt, S.A. Sole-Shareholder Company	(8,479)	(7,795)	(11,576)
Santander Holdings USA, Inc.	(1,236)	—	(9,652)
Santander US Debt, S.A. Sole-Shareholder Company	(1,146)	(1,118)	(1,562)
Banco Santander- Chile	(1,112)	(520)	(228)
Banco Santander Totta, S.A.	(1,014)	(2,477)	(1,383)
Santander Consumer Bank AG	(863)	(317)	—
Santander Consumer Finance, S.A.	(481)	(150)	—
Santander Consumer Bank Spolka Akcyjna	(68)	(167)	—
Totta (Ireland), PLC	—	(112)	(3,380)
Hipottota No. 6 Ltd.	—	—	(1,818)
Santander Consumer USA Inc.	—	—	(519)
Santander Consumer Bank S.p.A.	—	—	(26)
Exchange differences	(636)	(11)	2,098
Other changes	(1,670)	(4,084)	(3,819)

Balance at end of year	183,686	185,530	185,869

c)	Notes and other securities

These notes were issued basically by Banco Santander, S.A., Santander Consumer Finance, S.A., Santander Commercial Paper, S.A. (Sole-Shareholder Company), Abbey National North America LLC, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Banesto and Fondo de Titulización de Activos Santander 2.

d)	Guarantees

At 31 December 2012, liabilities secured by financial assets amounted to EUR 103,067 million, the detail being as follows:

	Millions of euros
	2012	2011	2010
Asset-backed securities	35,853	37,466	39,279
Of which, mortgage-backed securities	29,938	31,719	28,059
Other mortgage securities	67,214	76,243	65,187
Of which: mortgage-backed bonds	38,500	42,717	41,960

	103,067	113,709	104,466

The mortgage-backed securities and other mortgage securities are secured by mortgage loans with average maturities of more than ten years. The main terms and conditions of these loans are listed below:

1.	Transactions securing mortgage-backed securities:

•     First mortgage for acquisition and/or refurbishment of principal or second residence, which at the date of securitisation must not have any amounts more than 30 days past due. For these purposes, financing granted to property developers is excluded.

•     Appraisal conducted by specialist valuer.

•     The amount of the loan does not exceed 80% of the lower of the appraised value and the purchase price, unless additional guarantees are provided (borrower’s payment capacity, other collateral, guarantors of solvency or mortgage credit insurance), in which case this limit may be extended up to a maximum of 120%.

•     Each of the mortgaged properties must have at least one liability insurance policy in force. The capital insured must not be lower than either the appraised value (excluding the land) or the amount of the loan.

2.	With respect to issues of mortgage-backed bonds (cédulas hipotecarias), in order to calculate the amount of the qualifying assets, the following transactions are excluded from the total base of the unsecuritised mortgage portfolio:

•     Transactions classified as non-performing, at pre-action stage and at procedural stage.

•     Transactions without appraisal by a specialist valuer.

•     Transactions exceeding 80% of the appraised value in residential financing and 60% in the case of other assets.

•     Second mortgages or mortgages with insufficient collateral.

•     Transactions without insurance or with insufficient insurance.

The other securitisations, including asset-backed securities and notes issued by special-purpose vehicles (SPVs), are secured by:

•     Mortgage loans to individuals to finance the acquisition and refurbishment of homes with an average maturity of more than ten years.

•     Personal consumer finance loans with no specific guarantee and unsecured loans with an average maturity of five years.

•     Loans to SMEs (non-financial small and medium-sized enterprises) secured by State guarantees, and loans to companies (micro companies, SMEs, companies and large companies) secured by property mortgages, the borrower’s personal guarantee, guarantees and other collateral other than property mortgages, with an average maturity of seven years.

•     Mortgage and non-mortgage loans to finance municipalities, autonomous communities and subsidiaries with an average maturity of more than ten years.

•     Asset-backed securities issued by various European special-purpose vehicles backed by German and Italian loans for the purchase of vehicles and Italian personal loans, with an average maturity of eight years.

•     Commercial credit of Banco Santander, S.A. (ordinary invoice discounting, occasional discounting and advances to customers on legitimate receivables) with an average maturity of 45 days.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorised to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Group’s financial statements as a whole.

e)	Spanish mortgage-market issues

The members of the boards of directors of the Group entities hereby state that the Group entities have specific policies and procedures in place to cover all activities relating to the mortgage-market issues launched by the Group, which guarantee strict compliance with the mortgage market regulations applicable to these activities as provided for in Royal Decree 716/2009, of 24 April, implementing certain provisions of Mortgage Market Law 2/1981, of 25 March, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analysed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.

The Group entities have specialised document comparison procedures and tools for verifying customer information and solvency (see Note 54).

The Group entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.

Mortgage Market Law 41/2007, Article 5, establishes that any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform a series of checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation.

Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.

In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of 24 April, is as follows:

Millions of euros
Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitised bonds)	87,595
Of which:
Loans eligible to cover issues of mortgage-backed securities	60,937
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitised mortgage assets	11,474

Mortgage-backed bonds (cédulas hipotecarias)

The mortgage-backed bonds issued by Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register and without prejudice to the issuer’s unlimited liability.

The mortgage-backed bonds include the holder’s financial claim on the issuer, secured as indicated in the preceding paragraph, and may be enforced to claim payment from the issuer after maturity. The holders of these securities have the status of special preferential creditors vis-à-vis all other creditors (established in Article 1923.3 of the Spanish Civil Code) in relation to all the mortgage loans and credits registered in the issuer’s favour and, where appropriate, in relation to the cash flows generated by the derivative financial instruments associated with the issues.

In the event of insolvency, the holders of these bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of 9 July. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realising the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.

In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds.

The outstanding mortgage-backed bonds issued by the Group totalled EUR 38,500 million at 31 December 2012 (all of which were denominated in euros), of which EUR 24,611 million were issued by Banco Santander, S.A., EUR 12,732 million were issued by Banco Español de Crédito, S.A. and EUR 1,157 million were issued by Santander Consumer Finance, S.A. The issues outstanding at 31 December 2012 and 2011 are detailed in the separate financial statements of each of these companies.

Mortgage bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23. Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			31 December 2012
Currency of issue	2012	2011	2010	Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
Euro	5,214	6,848	13,701	5,214	3.69%
US dollar	3,932	5,637	6,259	5,188	7.24%
Pound sterling	3,292	4,568	4,876	2,686	9.42%
Brazilian real	4,409	4,515	4,372	11,919	8.64%
Other currencies	1,391	1,424	1,267

Balance at end of year	18,238	22,992	30,475

Of which, preference shares	421	449	435

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2012	2011		2010
Balance at beginning of year	22,992	30,475		36,805
Net inclusion of entities in the Group (Note 3)	(1)	99		—
Bank Zachodni WBK S.A.	—	99		—
Issues	2	171		287
Of which:
Banco Santander- Chile	—	169		206
Banco Santander, S.A.	—	—		73
Redemptions and repurchases	(4,080)	(8,616)		(7,728)
Of which:
Santander Issuances, S.A., Sole-Shareholder Company	(1,253)	(3,190)		(1,852)
Santander UK plc	(1,166)	(847)		(1,453)
Banesto	(608)	(506)		(17)
Santander Holdings USA, Inc.	(264)	(517)		(148)
Abbey National Capital Trust I	(203)	—		—
Banco Santander – Chile	(168)	(8)		(30)
Santander Perpetual, S.A., Sole-Shareholder Company	(155)	(35)		(848)
Santander Finance Preferred, S.A., Sole-Shareholder Company	(99)	—		—
Banco Santander, S.A.	(66)	(294)		(126)
Santander Finance Capital, S.A., Sole-Shareholder Company	—	(1,943	)(*)	(1,000)
Santander Central Hispano Issuances Limited	—	(1,195)		(1,484)
Banco Santander (Brasil) S.A.	—	—		(347)
Banco Santander Totta, S.A.	—	—		(254)
Exchange differences	(190)	230		1,161
Other changes	(485)	633		(50)

Balance at end of year	18,238	22,992		30,475

(*)	On 30 December 2011, 341,802,171 new shares were issued (3.837% of the share capital) as part of the repurchase offer made to the holders of Series X preference shares issued by Santander Finance Capital, S.A., Sole-Shareholder Company (see Note 31).

c)	Other disclosures

This item includes the preference shares (participaciones preferentes) and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).

The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Santander UK plc referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, rank junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances Limited, Santander Central Hispano Financial Services Limited, Santander Issuances, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company), Santander Finance Capital, S.A. (Sole-Shareholder Company), Santander International Preferred, S.A. (Sole-Shareholder Company) and Santander Finance Preferred S.A. (Sole-Shareholder Company) are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose.

At 31 December 2012, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

At 31 December 2012, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share. Also, in 2010 the Group launched an issue of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. (see Note 34).

The interest accrued on subordinated liabilities amounted to EUR 1,650 million in 2012 (2011: EUR 1,940 million; 2010: EUR 2,230 million) (see Note 39).

24. Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Trade payables	1,255	1,249	2,080
Clearing houses	573	1,330	1,485
Tax collection accounts:
Tax payables	2,021	1,949	2,106
Factoring accounts payable	201	390	416
Unsettled financial transactions	5,080	3,656	3,183
Other financial liabilities	10,115	9,647	10,074

	19,245	18,221	19,344

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25. Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Provision for pensions and similar obligations	7,077	9,045	9,519
Provisions for taxes and other legal contingencies	3,100	3,663	3,670
Provisions for contingent liabilities and commitments (Note 2):	617	659	1,030
Of which: due to country risk	3	11	19
Other provisions	2,078	2,205	1,441

Provisions	12,872	15,572	15,660

b)	Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2012				2011				2010
		Contingent				Contingent				Contingent
		liabilities and	Other			liabilities and	Other			liabilities and	Other
	Pensions	commitments	provisions	Total	Pensions	commitments	provisions	Total	Pensions	commitments	provisions	Total
Balances at beginning of year	9,045	659	5,868	15,572	9,519	1,030	5,111	15,660	10,629	642	6,262	17,533
Net inclusion of entities in the Group	(60)	(1)	(16)	(77)	71	4	(71)	4	—	4	8	12
Additions charged to income:
Interest expense and similar charges (Note 39)	398	—	—	398	357	—	—	357	481	—	—	481
Staff costs (Note 47)	145	—	—	145	138	—	—	138	146	—	—	146
Period provisions	(47)	68	1,601	1,622	198	(153)	2,556	2,601	188	69	876	1,133
Other additions arising from insurance contracts linked to pensions	(161)	—	—	(161)	7	—	—	7	(29)	—	—	(29)
Payments to pensioners and pre-retirees with a charge to internal provisions	(980)	—	—	(980)	(1,051)	—	—	(1,051)	(1,258)	—	—	(1,258)
Benefits paid due to settlements	(1,006)	—	—	(1,006)	—	—	—	—	—	—	—	—
Insurance premiums paid	54	—	—	54	(2)	—	—	(2)	(3)	—	—	(3)
Payments to external funds	(268)	—	—	(268)	(614)	—	—	(614)	(1,205)	—	—	(1,205)
Amount used	—	—	(2,161)	(2,161)	—	—	(1,473)	(1,473)	—	—	(3,364)	(3,364)
Transfers, exchange differences and other changes	(43)	(109)	(114)	(266)	422	(222)	(255)	(55)	570	315	1,329	2,214

Balances at end of year	7,077	617	5,178	12,872	9,045	659	5,868	15,572	9,519	1,030	5,111	15,660

c)	Provision for pensions and similar obligations

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2012	2011	2010
Provisions for post-employment plans - Spanish entities	3,719	5,215	5,247
Of which: defined benefit	3,710	5,211	5,244
Provisions for other similar obligations - Spanish entities	2,404	2,781	3,273
Of which: pre-retirements	2,389	2,769	3,262
Provisions for post-employment plans - Santander UK plc	38	36	28
Provisions for post-employment plans and other similar obligations - Other foreign subsidiaries	916	1,013	971
Of which: defined benefit	911	1,006	966

Provisions for pensions and similar obligations	7,077	9,045	9,519

i.	Spanish entities - Post-employment plans and other similar obligations

In 2012, the Bank and Banesto reached an agreement with the employees’ representatives to alter the form of the defined-benefit obligations arising from the collective agreement into defined-contribution plans. In addition, the senior executives’ contracts with defined-benefit pension obligations were amended to alter such obligations into a defined-contribution employee welfare system.

The amount of the obligations accrued with respect to all the current employees, both those subject to the collective agreement and executives, whose defined-benefit obligations were converted into defined-contribution plans, totalled EUR 1,573 million. The obligations thus altered were externalised through the execution of various insurance contracts with Spanish insurance companies. The effect of the settlement of such defined-benefit obligations is shown in the tables below.

At 31 December 2012, 2011 and 2010, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement.

The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 54 million in 2011 (2010: EUR 50 million; 2009: EUR 47 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010
Annual discount rate	2.75% and 3% in the case of Banesto	4.00%	4.00%	2.75% and 3% in the case of Banesto	4.00%	4.00%
Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2% (*)	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)	n/a	n/a	n/a
Annual social security pension increase rate	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

(*)	Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds.

Any changes in the main assumptions could affect the calculation of the obligations. If the discount rate used had been increased or decreased by 50 b.p., there would have been an impact of +/- EUR 21 million, net of tax, on the consolidated income statement and of +/- EUR 215 million in unrecognised actuarial losses and gains.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010
Expected rate of return on plan assets	2.75% and 3% in the case of Banesto	4.0%	4.0%	n/a	—	—
Expected rate of return on reimbursement rights	2.75% and 3% in the case of Banesto	4.0%	4.0%	n/a	4.0%	4.0%

The funding status of the defined benefit obligations in 2012 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Present value of the obligations:
To current employees	58	1,533	1,240	1,200	1,273	—	—	—	—	—
Vested obligations to retired employees	4,765	4,367	4,471	4,708	4,828	—	—	—	—	—
To pre-retirees	—	—	—	—	—	2,389	2,769	3,262	3,842	4,158
Long-service bonuses and other obligations	—	—	—	—	—	7	7	8	9	8
Other	221	185	181	183	181	8	5	3	—	—

	5,044	6,085	5,892	6,091	6,282	2.404	2,781	3,273	3,851	4,166
Less-
Fair value of plan assets	144	177	183	184	193	—	—	—	—	—
Unrecognised actuarial (gains)/losses	1,190	690	457	462	489	—	—	—	—	—
Unrecognised past service cost	—	7	8	6	7	—	—	—	—	—

Provisions - Provisions for pensions	3,710	5,211	5,244	5,439	5,593	2,404	2,781	3,273	3,851	4,166

Of which:
Internal provisions for pensions	3.305	3,065	3,025	3,086	3,153	2,404	2,781	3,272	3,848	4,159
Insurance contracts linked to pensions (Note 14)	405	2,146	2,219	2,353	2,440	—	—	1	3	7

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010
Current service cost	53	52	52	1	1	1
Interest cost	211	215	215	101	117	139
Expected return on plan assets	(7)	(7)	(7)	—	—	—
Expected return on insurance contracts linked to pensions	(45)	(86)	(90)	—	—	—
Extraordinary charges (credits)-
Actuarial (gains)/losses recognised in the year	216	1	3	66	(3)	(14)
Past service cost	22	25	40	21	—	28
Pre-retirement cost	—	2	1	55	55	10
Effect of curtailment/settlement	(585)	(7)	(21)	1	—	(10)

	(135)	195	193	245	170	154

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010
Present value of the obligations at beginning of year	6,085	5,892	6,091	2,781	3,273	3,851
Current service cost	53	52	52	1	1	1
Interest cost	211	215	215	101	117	139
Pre-retirement cost	—	2	1	55	55	10
Effect of curtailment/settlement	(585)	(7)	(21)	—	—	(10)
Benefits paid due to settlements	(1,006)	—	—	—	—	—
Other benefits paid	(317)	(330)	(465)	(624)	(666)	(732)
Past service cost	15	24	42	21	—	28
Actuarial (gains)/losses	566	235	(32)	66	(3)	(14)
Other	22	2	9	3	4	—

Present value of the obligations at end of year	5,044	6,085	5,892	2,404	2,781	3,273

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans
	2012	2011	2010
Fair value of plan assets at beginning of year	177	183	184
Expected return on plan assets	7	7	7
Actuarial gains/(losses)	11	(5)	(1)
Contributions/(surrenders)	(42)	2	3
Benefits paid	(9)	(10)	(10)

Fair value of plan assets at end of year	144	177	183

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010
Fair value of insurance contracts linked to pensions at beginning of year	2,146	2,220	2,353	—	1	3
Expected return on insurance contracts (Note 38)	45	86	90	—	—	—
Actuarial gains/(losses)	(162)	6	(28)	1	—	—
Premiums paid/(surrenders) (Note 14)	(1,565)	(16)	(39)	(1)	—	—
Benefits paid	(59)	(150)	(156)	—	(1)	(2)

Fair value of insurance contracts linked to pensions at end of year	405	2,146	2,220	—	—	1

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2013 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.

The following table shows the estimated benefits payable at 31 December 2012 for the next ten years:

Millions of euros
2013	985
2014	850
2015	765
2016	668
2017	574
2018 to 2022	1,953

ii. United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 53 million in 2012 (2011: EUR 35 million; 2010: EUR 55 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2012	2011	2010
Annual discount rate	4.50%	4.95%	5.45%
Mortality tables	103 S1 Light TMC	103 S1 Light TMC	103 S1 Light TMC
Cumulative annual CPI growth	2.85%	3.10%	3.5%
Annual salary increase rate	2.85%	3.10%	3.5%
Annual pension increase rate	2.75%	3.00%	3.4%

The discount rate used for the flows was determined by reference to high-quality corporate bonds.

Any changes in the main assumptions could affect the calculation of the obligations. If the discount rate used had been increased or decreased by 50 b.p., there would have been a change in the present value of the obligations of +/- EUR 877 million.

The funding status of the defined benefit obligations in 2012 and the four preceding years is as follows:

	Millions of euros
	2012	2011	2010	2009	2008
Present value of the obligations	9,260	8,467	7,824	7,116	5,445

Less-
Fair value of plan assets	9,194	8,496	7,617	5,910	4,591
Unrecognised actuarial (gains)/losses	1,039	824	767	787	202

Provisions - Provisions for pensions	(972)	(853)	(560)	419	652

Of which:
Internal provisions for pensions	38	36	28	496	744
Net assets for pensions	(1,010)	(889)	(588)	(77)	(92)

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2012	2011	2010
Current service cost	49	46	43
Interest cost	427	417	416
Expected return on plan assets	(432)	(448)	(370)
Extraordinary charges (credits):
Actuarial (gains)/losses recognised in the year	30	5	22

	74	20	111

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2012	2011	2010
Present value of the obligations at beginning of year	8,467	7,824	7,116
Current service cost	49	46	43
Interest cost	427	417	416
Benefits paid	(258)	(236)	(241)
Actuarial (gains)/losses	367	169	244
Exchange differences and other items	208	247	246

Present value of the obligations at end of year	9,260	8,467	7,824

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2012	2011	2010
Fair value of plan assets at beginning of year	8,496	7,617	5,910
Expected return on plan assets	432	448	370
Actuarial gains/(losses)	147	122	273
Contributions	180	294	1,121
Benefits paid	(258)	(236)	(241)
Exchange differences and other changes	197	251	184

Fair value of plan assets at end of year	9,194	8,496	7,617

In 2013 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2012.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2012	2011	2010
Equity instruments	27%	30%	34%
Debt instruments	56%	54%	58%
Properties	3%	2%	1%
Other	14%	14%	7%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at 31 December 2012 for the next ten years:

Millions of euros
2013	275
2014	293
2015	313
2016	334
2017	357
2018 to 2022	2,192

iii. Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At 31 December 2012, 2011 and 2010, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined-contribution plans amounted to EUR 49 million in 2012 (2011: EUR 53 million; 2010: EUR 49 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2012 and the four preceding years is as follows:

	Millions of euros
	2012	2011	2010	2009	2008
Present value of the obligations	12,814	11,245	11,062	9,078	6,735

Less-
Fair value of plan assets	10,410	9,745	10,176	8,497	6,307
Unrecognised actuarial (gains)/losses	2,299	1,393	667	632	386
Unrecognised past service cost	1	8	—	3	—

Provisions - Provisions for pensions	104	99	219	(54)	42

Of which:
Internal provisions for pensions	911	1,006	966	829	688
Net assets for pensions	(553)	(621)	(396)	(425)	(418)
Unrecognised net assets for pensions	(254)	(286)	(351)	(458)	(228)

In December 2011 the Portuguese financial institutions, including Banco Santander Totta, S.A., transferred in part their pension obligations to the social security authorities. As a result, Banco Santander Totta, S.A. transferred the related assets and liabilities and Provisions - Provisions for pensions and similar obligations at 31 December 2011 included the present value of the obligations, net of the fair value of the related plan assets and the net unrecognised cumulative actuarial gains and/or losses.

The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

	Millions of euros
	2012	2011	2010
Current service cost	42	39	50
Interest cost	1,010	1,031	939
Expected return on plan assets	(912)	(968)	(851)
Extraordinary charges (credits):
Actuarial (gains)/losses recognised in the year	142	174	83
Pre-retirement cost	(10)	24	31
Other	(2)	(77)	11

	270	223	263

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2012	2011	2010
Present value of the obligations at beginning of year	11,245	11,062	9,078
Net inclusion of entities in the Group	(70)	71	—
Current service cost	42	39	50
Interest cost	1,010	1,031	939
Pre-retirement cost	13	24	31
Effect of curtailment/settlement	(16)	(5)	(8)
Benefits paid	(735)	(739)	(717)
Benefits paid due to settlements	(41)	—	—
Past service cost	—	9	17
Actuarial (gains)/losses	2,352	553	585
Exchange differences and other items	(986)	(800)	1,087

Present value of the obligations at end of year	12,814	11,245	11,062

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2012	2011	2010
Fair value of plan assets at beginning of year	9,745	10,176	8,497
Net inclusion of entities in the Group	10	—	—
Expected return on plan assets	912	968	851
Actuarial gains/(losses)	1,241	(353)	351
Contributions	165	353	130
Benefits paid	(687)	(674)	(646)
Exchange differences and other items	(976)	(725)	993

Fair value of plan assets at end of year	10,410	9,745	10,176

The change in 2012 in the actuarial gains and losses, in terms of both the present value of the obligations and the fair value of the plan assets, relates to the fall in interest rates. The present value of the obligations increased due to the fall in the discount rates, since rates of between 1% and 1.75% lower than in 2011 were used. The market value of the assets improved as a result of the fall in interest rates.

In 2013 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2012.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2012	2011	2010
Equity instruments	6%	4%	9%
Debt instruments	86%	85%	86%
Properties	4%	3%	1%
Other	4%	8%	4%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at 31 December 2012 for the next ten years:

Millions of euros
2013	727
2014	751
2015	783
2016	817
2017	848
2018 to 2022	5,058

d)	Provisions for taxes and other legal contingencies and Other provisions

The balances of Provisions - Provisions for taxes and other legal contingencies and Provisions—Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

The detail of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2012	2011	2010
Recognised by Spanish companies	722	680	840
Recognised by other EU companies	1,483	1,523	536
Recognised by other companies	2,973	3,665	3,735
Of which:
Brazil	2,750	3,364	3,664

	5,178	5,868	5,111

e)	Litigation

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such category of lawsuits.

At 31 December 2012, the main tax-related proceedings concerning the Group were as follows:

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“Mandados de Segurança” filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

•	“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.

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“Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court.

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Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met.

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Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

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In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration.

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In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the amortisation of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on 21 October 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF. Based on the advice of its external legal counsel and in view of the previous decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

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In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander Brasil, S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, having been notified of the decision overturning the previous favourable judgment on 24 August 2012, it lodged an appeal at the Higher Chamber of CARF on 29 August 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct.

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In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), as the successor by merger to ABN AMRO Brasil Dois Participaçoes, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal against the infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The aforementioned entity filed an appeal against the infringement notice. On 23 November 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared final in respect of 2002. The proceedings relating to the 2003 to 2006 fiscal years are still in progress.

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A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favourable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favour of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings. The hearing took place in April 2012 and the court found for the tax authorities, upholding their appeal. No appeal may be filed against this judgment. In view of the existing provisions relating to this litigation there is no adverse impact on the consolidated financial statements.

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Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. In addition, if the outcome of this legal action is favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded.

At the date of approval of these consolidated annual financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At 31 December 2012, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all UK banks. The mis-selling issues are predominantly related to business written before 2009. The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure.

On 1 July 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’). On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its Policy Statement on 10 August 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.

On 8 October 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. The provisions recognised by Santander UK in this respect were calculated on the basis of the estimate of customer remediation comprising the estimated cost of making redress payments with respect to the past sales of the products.

A detailed review of the provision was performed by Santander UK in the first half of 2011 in light of the new situation, including the High Court judgment of April 2011, the BBA’s subsequent decision not to appeal and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

In this context, in 2011 the Group recognised a provision, with a net effect on results of EUR 620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that would be received, of the number of claims that would be upheld and of the estimated average amount of compensation in each case.

A number of uncertainties persist regarding the eventual costs of that compensation given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties concerning the recent rise in complaints, the availability of evidence to support the claims and the activities of claims management companies, all of which may significantly affect complaints volumes, the acceptance rates and redress costs.

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Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase at the plaintiff.

On 16 December 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by Lanetro, S.A. was upheld by a decision of the Madrid Provincial Appellate Court on 27 October 2006.

In a decision handed down on 30 March 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On 25 January 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank had to subscribe to 75.1 million shares at their par value of EUR 0.4 per share, totalling EUR 30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank opposed. On 23 May 2011, the Bank was served notice of the decision of 6 May 2011, dismissing the appeal for reconsideration and upholding the order of 25 January 2011. On 14 July 2011, Zed Worldwide, S.A. filed an appeal at a superior court against the decision dismissing the aforementioned appeal for reconsideration, which was upheld in an order of 17 December 2012 by the Madrid Provincial Appellate Court whereby the Bank had to subscribe 2,111,600 shares for its contribution of EUR 30.05 million.

Following this order, an agreement was reached for the out-of-court enforcement of the decision whereby the Bank would subscribe and pay 6,208,802 shares for its contribution of EUR 30.05 million. As a result, on 27 December 2012, the parties requested the judge that the enforcement proceeding be discontinued and struck out, which was declared in an order dated 23 January 2013.

•	Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to EUR 51,396,971.43 as a result of a judgment handed down by the Supreme Court on 24 November 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) EUR 18,428,076.43 relating to the value of the property auctioned; (ii) EUR 32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) EUR 360,000 relating to loss of rental income.

On 2 March 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff EUR 4,458,960.61, and Galesa Promociones, S.A. to pay the Bank EUR 1,428,075.70, which resulted in a net loss of EUR 3,030,874.91 for the Bank. Two appeals against this decision were filed on 31 May 2010, one by Galesa and the other by the Bank. On 11 November 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount EUR 400,000.

Galesa de Promociones S.A. filed a cassation appeal with the Supreme Court against this decision, which was given leave to proceed in an order dated 11 October 2011, and the Bank submitted a notice of opposition.

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After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on 8 September 2011 Banco Santander S.A. filed a new request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming EUR 66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. The defendant Delforca 2008, S.A. voluntarily petitioned for an insolvency order, which was granted on 3 August 2012 by Barcelona Commercial Court no. 10. On 26 October 2012, as part of the insolvency proceeding, this Court ordered the stay of the arbitration proceeding and of the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A., and also requested the Spanish Court of Arbitration that the arbitration proceedings underway be stayed immediately and notice be served that the effects of the arbitration agreement had been stayed. The Bank filed an appeal for reconsideration against this decision by the Commercial Court.

The Arbitration Court, in strict obedience with the decision of the Commercial Court, agreed in a decision dated 20 January 2013 to stay the arbitration proceedings at the stage reached until a decision may be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party due to the potential creditor’s rights to which it might be entitled as a result of the arbitration proceeding relating to Delforca 2008 S.A, with a view to having the claim recognised as a contingent ordinary claim without specified amount. The insolvency proceeding is in the common phase and on 5 November 2012, the insolvency manager submitted the report referred to in Articles 74 and 75 of the Insolvency Law, accompanied by the inventory and provisional list of creditors. The insolvency manager opted to exclude Banco Santander, S.A.‘s claim from the provisional list of creditors and, accordingly, on 2 January 2013, Banco Santander, S.A. filed an ancillary claim contesting the document and seeking the aforementioned claim’s recognition on the terms notified. A decision is yet to be handed down in this regard and there has been no answer to the claim.

Additionally, in April 2009 Mobilaria Monesa, S.A. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and resolved in the aforementioned arbitration proceeding, a circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

This proceeding was stayed by the Santander Provincial Appellate Court in an order dated 20 December 2010 due to the Court admitting the preliminary civil ruling grounds claimed by the Bank.

The above stay currently subsists due to an order dated 11 October 2011 by Santander Court of First Instance no. 5, based on the new arbitration proceeding brought by Banco Santander S.A. An appeal was filed against this order by Delforca 2008, S.A. at the Santander Provincial Appellate Court but a judgment thereon is yet to be issued.

On 11 April 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it substantially requested indemnification for the damage and losses arising from the counterclaim filed in the arbitration proceeding that was concluded with the annulled award; although in its claim, invoking Article 219.3 of the Civil Procedure Law, it leaves for a subsequent proceeding the amount to be settled (as the case may be) by Banco Santander, S.A. (which it put at a figure of up to EUR 218,000,000 in the preceding arbitration proceeding). Banco Santander, S.A. filed a motion for declinatory exception arguing that the ordinary courts lacked jurisdiction because the dispute had been submitted to arbitration, which was upheld in an order dated 2 July 2012, in which the court resolved to abstain from hearing the case and ordered a stay of the proceedings. Delforca 2008, S.A. filed an appeal against the order and a decision is yet to be handed down thereon by the Provincial Appellate Court.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognised any provisions in connection with these proceedings.

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Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the bylaws in 2001. In September 2005 the Regional Labour Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil) S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labour Court. A decision was handed down on 25 June 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labour Court and the Supreme Federal Court. The High Labour Court ordered the aforementioned half-yearly bonus to be paid. The Supreme Federal Court subsequently dismissed the extraordinary appeal filed by the Bank by means of a monocratic decision (adopted by only one of the judges of the court), thereby upholding the aforementioned judgment. As a result, the Bank filed a special appeal called an “Agravo Regimental” which is currently being processed. The purpose of this new appeal is to submit the matter to the plenary session of the Supreme Federal Court consisting of five judges.

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“Planos economicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions at civil law. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed.

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Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract. On 7 October 2010, the Bank was served notice of a decision dated 1 October 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the other decisions. Both parties also filed notices of opposition against the appeal filed by the other party.

Also, on 29 March 2011, the Bank filed a notice of opposition against the specific provisional enforcement measures of the court. The Bank’s opposition to the aforementioned measures was upheld in a decision dated 5 September 2011.

A judgment handed down by the Madrid Provincial Appellate Court on 9 October 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated 28 December 2012. A cassation appeal may be filed against the Madrid Provincial Appellate Court judgment.

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On 26 January 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 31,704,000 in principal and EUR 2,711,567.02 in interest. On 24 November 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding which was held on 29 February 2012, and a decision is yet to be issued thereon.

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The bankruptcy of various Lehman Group companies was made public on 15 September 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

On 12 November 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on 23 December 2008. As a result of the exchange, at 2008 year-end a loss of EUR 46 million was recognised in the consolidated income statement (EUR 33 million after tax).

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was EUR 143 million (EUR 100 million after tax), which were recognised in the consolidated income statement for 2008.

At the date of these annual financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

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The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On 27 January 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totalled EUR 1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At 31 December 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognised the pre-tax cost of this transaction for the Group (EUR 500 million -EUR 350 million after tax-) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

At the time of its intervention, Madoff Securities was an authorised broker dealer, registered and overseen by the SEC and was also authorised as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself stated, Madoff Securities had been inspected regularly by the supervisor in recent years and at no time was its reputation or solvency questioned either by the market or by the US supervisory authorities.

On 18 March 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities. The preference shares have been listed on the London Stock Exchange since 23 March 2009. The level of acceptance of the exchange proposal was close to 97%.

On 26 May 2009, two funds managed by Optimal Investment Services, S.A. (“OIS”), an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of USD 1,540,141,277.60 and USD 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of USD 500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. The payments totalled USD 129,057,094.60 for Strategic U.S. Equity and USD 106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate (in liquidation). The agreement also contains an “equal treatment” provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to make the percentages applied to the funds equal to those applied to other investors in comparable situations.

The agreement was reached following an analysis by the trustee of how Optimal had managed its investments with Madoff Securities, including a review of Optimal’s documents relating to the due diligence review, from which the trustee concluded that there were no grounds in Optimal’s conduct for bringing claims against the Optimal companies or against any other entity in the Santander Group (other than the claims for rebates mentioned previously, which were not related to any improper management by the funds).

The agreement contains the waiver of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s waiver applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds’ dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on 16 June 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the greatest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

In April 2011, by means of a corporate operation, the funds Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland US Dollar Fund de Optimal Multiadvisors Ireland Plc offered unitholders the possibility of voluntarily liquidating their units in the funds in exchange for shares in a special purpose entity in the Bahamas (SPV Optimal SUS Ltd.) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds’ assets are held, transferred the full amount of the claim recognised by the trustee for the liquidation of Madoff Securities mentioned above, the nominal amount of which was USD 1,540,141,277.60, which was included in the SPV’s net assets.

This arrangement enabled the investors who so wished to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also afforded them the chance of being able to sell it directly or by means of a sales procedure through a private auction organised by OIS.

The corporate operation meant that 1,021 million shares of the 1,539 million issued by the SPV are now directly owned by the unitholders of the three aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million shares of those 1,021 million were sold in the subsequent private auction organised by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the corporate operation.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against BLMIS, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at 30 October 2008.

Santander Group, as unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, and it recognised in profit or loss for 2011, as a result of the cash proceeds from that sale, a recovery of approximately EUR 249 million of the initial loss.

Subsequently, in March 2012 the Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland Dollar Fund de Optimal Multiadvisors Ireland Plc funds once again offered a similar corporate operation to that performed in April 2011.

In the second half of 2012 the Group made additional sales of its interest in the SPV and, accordingly, at 31 December 2012, it held an interest of approximately 5.54% in the SPV through the Optimal Strategic US Equity Series fund.

At the date of preparation of these consolidated financial statements, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As indicated above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the two specific cases in which the decisions handed down partially upheld the claim based on the particular circumstances of these cases (which have been appealed against by the Bank), the risk of loss is considered to be remote.

•

On 17 December 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a claim against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”) at the US District Court for the Southern District of New York (the “Court”) as the trustee of the Trust PIERS (Preferred Income Equity Redeemable Securities) under an indenture dated 1 September 1999 (the version in force at that date).

The claim alleged that the acquisition of Sovereign by Banco Santander on 31 January 2009 constituted a “change of control” of the Trust PIERS.

If the acquisition constituted a “change of control” in accordance with the definitions applicable to the Trust PIERS, Sovereign would be obliged to pay a considerably higher interest rate on the Sovereign subordinated debentures deposited in trust on behalf of the Trust PIERS holders, and the principal amount of the debentures would increase to USD 50 per debenture at the date on which the “change of control” took place.

The increased rate in the event of a “change of control” is defined in the indenture as the greater of (i) 7.41% per annum; and (ii) the rate determined by a reference agent in accordance with a process established in the indenture.

There is no “change of control” under the Trust PIERS indenture, among other reasons, if the consideration for the acquisition consisted of shares of common stock listed on a national securities market. Banco Santander issued American Depositary Shares (ADSs) in relation to the acquisition that were traded and continue to be traded on the New York Stock Exchange.

Under the claim, the Court was asked to declare that the acquisition of Sovereign constituted a “change of control” under the indenture and to order payment of damages equal to the interest which, according to the claim, should have been paid by Sovereign to the Trust PIERS holders.

On 13 December 2011, the Court handed down a decision, granting the Trustee’s motion for summary judgment and denying the cross-motion filed by Sovereign. The Court ruled that the term “common stock” used in the “change of control” provision of the indenture did not include the ADSs and, accordingly, a “change of control” had occurred. The Court referred the matter of the payment of damages to a district court judge for investigation.

On 12 September 2012, the judge in charge of the investigation issued a report recommending that the interest rate of the Trust PIERS be set at 13.61% from 31 January 2009 and that the holders of Trust PIERS should be compensated with USD 305,626,022 for unpaid interest, USD 3,160,012.31 for lawyers’ fees and USD 130,150.23 for the interest on such expenses.

On 23 November 2012, Sovereign signed a “Settlement Agreement” with the Trustee resolving all the disputes between the Trustee and Sovereign with respect to the claim filed.

The Settlement Agreement (i) acknowledges that a “change of control” occurred in accordance with the Trust indenture as a result of the acquisition, (ii) provides that the annual interest rate on the distributions made to the Trust PIERS holders from 15 November 2012 shall be 12.835%, (iii) requires Sovereign to carry out a takeover bid for all the Trust PIERS at a purchase price of USD 78.95 in cash per USD 50.00 and (iv) establishes that Sovereign may redeem the issue in full at any time from 30 January 2014. The Settlement Agreement also requires Sovereign to make additional offers to purchase the Trust PIERS within ten business days following each quarterly distribution from the settlement date until no Trust PIERS remain outstanding, at the same purchase price mentioned above.

On 26 November 2012, Sovereign announced to the Trust PIERS holders an offer in accordance with the requirements of the Settlement Agreement indicated in point (iii) of the preceding paragraph, which was completed on 26 December 2012, and approximately 40.4% of the outstanding aggregate liquidation amount of the Trust PIERS was accepted for purchase. In addition, under the Settlement Agreement, on 26 December 2012, the parties applied to discontinue proceedings at the US District Court for the Southern District of New York and, accordingly, this litigation is therefore concluded.

At 31 December 2011, the Group had recognised the estimated amount of the contingency with third parties (USD 139 million) due to this litigation, which includes the cumulative interest at 7.410% from 31 January 2009 to 31 December 2011 and the amount due to increasing the debentures to par (USD 50). In 2012 the Group recognised USD 163 million in the consolidated income statement in relation to the Settlement Agreement that resolved the contingency with non-Group third parties.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for large or indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at 31 December 2012, 2011 and 2010, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

The total amount of payments made by the Group arising from litigation in 2012, 2011 and 2010 is not material with respect to these consolidated financial statements.

26. Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Transactions in transit	784	866	321
Accrued expenses and deferred income	5,124	5,413	4,891
Other	2,054	3,237	2,388

	7,962	9,516	7,600

27. Tax matters

a)	Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).

The other Group companies file income tax returns in accordance with the tax regulations applicable to them.

b)	Years open for review by the tax authorities

At 31 December 2012, the Consolidated Tax Group had the years from 2005 to 2012 open for review in relation to the main taxes applicable to it.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

The tax audit of 2003 and 2004 for the main taxes applicable to the Consolidated Tax Group was completed in April 2010. Most of the tax assessments issued were signed on a contested basis.

In 2012 the Group in Spain paid the amounts relating to the previous years’ taxes on deposits from credit institutions, without prejudice to the lodging of such appeals it considers necessary.

In 2012 there were no developments with a significant impact in connection with the tax disputes at various instances which were pending resolution at 31 December 2011.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such contingent liabilities will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

c)	Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

	Millions of euros
	2012	2011	2010
Consolidated profit before tax:
From continuing operations	3,549	7,939	12,052
From discontinued operations	(6)	(23)	(25)

	3,543	7,916	12,027

Income tax at tax rate applicable in Spain (30%)	1,063	2,375	3,608
Effect of application of the various tax rates applicable in each country (*)	170	390	270
Of which:
Brazil	318	390	441
United Kingdom	(96)	(52)	(52)
United States	43	113	64
Chile	(108)	(112)	(129)
Effect of profit or loss of associates and jointly controlled entities	(128)	(17)	(5)
Effect of gains not subject to taxation (1)	(186)	(262)	—
Effect of deduction of goodwill in Brazil	(414)	(414)	(506)
Tax effect on local books of transactions eliminated on consolidation	(86)	(188)	(304)
Permanent differences	157	(107)	(138)

Current income tax	576	1,777	2,925

Effective tax rate	16.26%	22.45%	24.32%
Of which:
Continuing operations	575	1,776	2,923
Discontinued operations	1	1	2
Of which:
Current tax	3,022	3,211	2,610
Deferred tax	(2,447)	(1,434)	315
Taxes paid in the year	3,162	1,924	2,078

(*)	Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.
(1)	Tax effect of the sale of Banco Santander Colombia, S.A. in 2012 and of SCUSA in 2011 (see Note 3)

d)	Tax recognised in equity

In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity:

	Millions of euros
	2012	2011	2010
Net tax credited (charged) to equity:
Measurement of available-for-sale fixed-income securities	113	396	387
Measurement of available-for-sale equity securities	(13)	51	134
Measurement of cash flow hedges	92	69	70
Measurement of entities accounted for using the equity method	(11)	4	—

	181	520	591

e)	Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Spanish Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

The detail of Tax assets - Deferred and Tax liabilities - Deferred is as follows:

	Millions of euros
	2012	2011	2010
Tax assets:	19,757	17,761	17,089
Of which:
Banco Santander (Brasil) S.A.	4,347	4,138	3,572
Santander Holdings USA, Inc.	1,374	1,506	1,933
Santander UK Group	150	431	656
Pre-retirements	1,081	866	887
Other pensions	458	692	806
Valuation adjustments	844	1,017	1,265
Tax liabilities:	2,857	3,073	4,312
Of which:
Banco Santander (Brasil) S.A.	395	458	626
Santander UK Group	325	268	409
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	112	121	275
Santander Consumer Bank AG	106	102	85
Santander Holdings USA, Inc.	45	120	128
Valuation adjustments	757	547	678

The detail, by type, of the deferred tax assets and liabilities at 31 December 2012 is as follows:

Millions of euros
Tax losses and tax credits	7,643
Deductible temporary differences	12,114
Taxable temporary differences	(2,857)

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

	Millions of euros
	Balances at 31 December 2011	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at 31 December 2012
Deferred tax assets	17,761	2,211	(28)	(165)	(22)	19,757
Deferred tax liabilities	(3,073)	236	197	(247)	30	(2,857)

	14,688	2,447	169	(412)	8	16,900

	Millions of euros
	Balances at 31 December 2010	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at 31 December 2011
Deferred tax assets	17,089	1,081	(198)	(17)	(194)	17,761
Deferred tax liabilities	(4,312)	353	784	103	(1)	(3,073)

	12,777	1,434	586	86	(195)	14,688

	Millions of euros
	Balances at 31 December 2009	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at 31 December 2010
Deferred tax assets	15,827	72	882	233	75	17,089
Deferred tax liabilities	(3,667)	(387)	(381)	122	1	(4,312)

	12,160	(315)	501	355	76	12,777

f)	Other disclosures

In conformity with the Listing Rules Instrument 2005 published by the UK Financial Services Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

28. Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The detail, by Group company, of Equity - Non-controlling interests is as follows:

	Millions of euros
	2012	2011	2010
Banco Santander (Brasil) S.A.	5,147	3,606	3,557
Banco Santander - Chile	1,027	916	512
Banesto	645	573	504
Grupo Financiero Santander México, S.A. B de C.V.	1,314	5	6
Other companies	777	557	397

	8,910	5,657	4,976

Profit/(Loss) for the year attributable to non-controlling interests	762	788	921
Of which:
Banco Santander (Brasil) S.A.	585	517	539
Banco Santander - Chile	208	183	175
Banesto	(138)	3	57
Grupo Financiero Santander México, S.A. B de C.V.	59	2	130
Other companies	48	83	18

	9,672	6,445	5,897

b)	Changes

The changes in Non-controlling interests are summarised as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	6,445	5,897	5,203
Changes in scope of consolidation	27	132	105
Change in proportion of ownership interest	3,337	405	(731)
Dividends paid to non-controlling interests	(409)	(431)	(400)
Changes in capital and other items	(10)	57	6
Profit for the year attributable to non-controlling interests	762	788	921
Valuation adjustments (including exchange differences)	(480)	(403)	793

Balance at end of year	9,672	6,445	5,897

As described in Note 3, in 2010 the Bank acquired non-controlling interests previously held by third parties in Grupo Financiero Santander México, S.A.B. de C.V. and Santander BanCorp, which led to a total reduction of EUR 1,223 million in the balance of Non-controlling interests. Also, in the third quarter of 2010 the Group sold 2.616% of Banco Santander (Brasil) S.A.’s share capital. The selling price amounted to EUR 867 million, which gave rise to increases of EUR 162 million in Reserves and EUR 790 million in Non-controlling interests, and a decrease of EUR 85 million in Valuation adjustments - Exchange differences.

Also, in 2011 the Group sold 9.72% of the share capital of Banco Santander - Chile. The selling price amounted to USD 1,241 million, which gave rise to increases of EUR 434 million in Reserves and EUR 373 million in Non-controlling interests.

Finally, as indicated in Note 3, in 2012 the Group sold 24.9% of its ownership interest in Grupo Financiero Santander México, S.A.B. de C.V., thus giving rise to an increase of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments - Exchange differences.

Also, in January and March 2012 the Group transferred shares accounting for 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions, generating an increase in the balance of Non-controlling interests of EUR 1,532 million (see Note 34).

The foregoing changes are shown in the consolidated statement of changes in total equity.

29. Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognised temporarily in equity through the consolidated statement of recognised income and expense until they are extinguished or realised, when they are recognised definitively as shareholders’ equity through the consolidated income statement. The amounts arising from subsidiaries and jointly controlled entities are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of recognised income and expense includes the changes to Valuation adjustments as follows:

•

Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognised directly in equity. The amounts recognised in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

•	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the income statement.

•

Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

•	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognised gross, including the amount of the valuation adjustments relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)	Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets includes the net amount of unrealised changes in the fair value of assets classified as available-for-sale financial assets (see Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments - Available-for-sale financial assets at 31 December 2012 and 2011 is as follows:

	Millions of euros
	31 December 2012				31 December 2011				31 December 2010
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	68	(1,286)	(1,218)	29,288	125	(1,175)	(1,050)	29,976	272	(1,797)	(1,525)	27,050
Rest of Europe	112	(179)	(66)	10,891	18	(507)	(489)	4,959	19	(229)	(210)	3,871
Latin America and rest of the world	627	(37)	589	23,759	426	(48)	378	22,058	503	(211)	292	27,785
Private-sector debt securities	215	(184)	31	23,786	264	(352)	(88)	24,596	461	(347)	114	20,983

	1,022	(1,686)	(664)	87,724	833	(2,082)	(1,249)	81,589	1,255	(2,584)	(1,329)	79,689
Equity instruments
Domestic
Spain	201	(34)	167	1,233	68	(91)	(23)	1,433	82	(326)	(244)	1,878
International
Rest of Europe	75	(46)	29	1,135	111	(160)	(49)	1,279	47	(266)	(219)	1,325
United States	15	(5)	10	1,022	94	(35)	59	1,032	71	(32)	39	1,550
Latin America and rest of the world	265	(56)	209	1,152	352	(67)	285	1,280	543	(39)	504	1,793

	556	(141)	415	4,542	625	(353)	272	5,024	743	(663)	80	6,546
Of which:
Listed	311	(68)	243	1,849	424	(255)	169	2,745	569	(552)	17	4,089
Unlisted	245	(73)	172	2,693	201	(98)	103	2,279	174	(111)	63	2,457

	1,578	(1,827)	(249)	92,266	1,458	(2,435)	(977)	86,613	1,998	(3,247)	(1,249)	86,235

At each reporting date the Group assesses whether there is any objective evidence that the instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analysed, analysis of the origins of such changes—whether they are intrinsic or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the fall in its market price below cost for the Group is taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset and/or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assesses, on a case-by-case basis each of the securities that have suffered losses, and monitors the performance of their prices, recognising an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognised in the income statement for the amount of the loss in equity under Valuation adjustments. Also, where the Group does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down to its fair value.

At the end of 2012 the Group performed the assessment described above and recognised in the consolidated income statement impairment losses of EUR 13 million in respect of debt instruments (2011: EUR 125 million; 2010: EUR 14 million) and of EUR 344 million in respect of equity instruments which had suffered a significant and prolonged fall in price at 31 December 2012 (2011: EUR 704 million; 2010: EUR 319 million). The impairment losses recognised on debt instruments in 2011 included EUR 106 million relating to Greek sovereign debt. In addition, the impairment losses recognised on equity instruments in 2011 included EUR 592 million relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price at 31 December 2011.

At the end of 2012, 93% of the losses recognised under Valuation adjustments—Available-for-sale financial assets arising from debt securities had been incurred in more than twelve months. Most of the losses on government debt securities recognised in the Group’s equity (approximately 97% of the total) related to the decline in value of Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase in the credit risk spreads due to Eurozone debt market tensions exacerbated by the interventions in recent years of Ireland, Greece and Portugal; there had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

At the end of 2012, 70% of the losses recognised under Valuation adjustments—Available-for-sale financial assets arising from equity instruments had been incurred in more than twelve months. After carrying out the aforementioned assessment, the Group concluded that, given its ability and intention to hold the securities in the long term, it did not expect the factors giving rise to the decline in value described above to have an impact on future cash flows and, therefore, no impairment loss was required to be recognised at year-end.

b)	Cash flow hedges

Valuation adjustments—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognised in the consolidated income statement in the periods in which the hedged items affect it (see Note 11).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

c)	Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 11).

Valuation adjustments—Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (see Note 2.a).

The changes in 2012 reflect the effect arising from the depreciation of foreign currencies, mainly of the Brazilian real. The changes in 2011 and 2010 reflect the effect arising from the appreciation or depreciation of foreign currencies, mainly of sterling and the Brazilian real.

Of the change in the balance in these years, a loss of EUR 388 million in 2012 and EUR 771 million in 2011 and a gain of EUR 1,640 million in 2010 related to the measurement of goodwill.

The detail, by country, of Valuation adjustments—Hedges of net investments in foreign operations and Valuation adjustments—Exchange differences is as follows:

	Millions of euros
	2012	2011	2010
Net balance at end of year	(5,970)	(3,208)	(894)
Of which:
Arising on consolidation:
Subsidiaries:	(5,970)	(3,208)	(891)
Brazil Group	(2,627)	713	2,750
Chile Group	(80)	23	301
Mexico Group	(900)	(1,217)	(452)
Santander UK Group	(2,096)	(2,405)	(3,196)
Other	(267)	(322)	(294)
Associates	—	—	(3)

d)	Entities accounted for using the equity method

Valuation adjustments—Entities accounted for using the equity method includes the amounts of valuation adjustments recognised in equity arising from associates.

The net changes in Valuation adjustments—Entities accounted for using the equity method were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	(95)	—	—
Revaluation gains (losses)	(61)	(38)	—
Net amounts transferred to profit or loss	21	—	—
Transfers	(17)	(57)	—

Balance at end of year	(152)	(95)	—

Of which:
Metrovacesa, S.A.	(55)	(34)	—
Zurich Santander Insurance América, S.L.	49	(14)	—
Santander Consumer USA	(92)	—	—

30. Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognised through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2012 is set forth below.

31. Issued capital

a)	Changes

At 31 December 2009, the share capital consisted of 8,228,826,135 shares with a total par value of EUR 4,114 million.

On 7 October 2010, after completion on 4 October 2010 of the period for the voluntary conversion of “Valores Santander” into shares, and in accordance with the terms established in the related prospectus, 11,582,632 new shares were issued to cater for the conversion of 33,544 debt securities.

On 2 November 2010, the bonus issue through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 88,713,331 shares (1.08% of the share capital) were issued, corresponding to a capital increase of EUR 44 million.

Following these transactions, at 31 December 2010 the Bank’s share capital was represented by 8,329,122,098 shares with a total par value of EUR 4,164.5 million.

On 1 February 2011, the bonus issue through which the “Santander Dividendo Elección” programme (see Note 4) is instrumented took place, whereby 111,152,906 shares (1.33% of the share capital) relating to bonus share rights were issued in the proportion of one new share for 65 existing shares, for an amount of EUR 55.5 million.

Additionally, on 7 October 2011, after completion on 3 October 2011 of the period for the voluntary conversion of “Valores Santander” into shares, and in accordance with the terms established in the prospectus, 1,223,457 new shares were issued to cater for this exchange.

On 2 November 2011, the bonus issue through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 125,742,571 shares (1.49% of the share capital) were issued, corresponding to a capital increase of EUR 62.8 million.

Finally, 341,802,171 new shares (3.837% of the share capital) with a par value of EUR 171 million and a share premium of EUR 1,773 million were issued on 30 December 2011 within the framework of the repurchase offer aimed at the holders of Series X preference shares issued by Santander Finance Capital, who, upon accepting this offer, irrevocably requested to subscribe new shares of the Bank for the amount received by them in the repurchase.

At 31 December 2011, the Bank’s share capital consisted of 8,909,043,203 shares with a total par value of EUR 4,454.5 million.

On 31 January 2012 and 2 May 2012, the bonus issues through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 167,810,197 and 284,326,000 shares (1.85% and 3.04% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 83.9 million and EUR 142.2 million, respectively.

The shareholders at the annual general meeting on 30 March 2012 resolved to grant holders of “Valores Santander” (see Note 34.a) the option to request the voluntary conversion of their shares on four occasions prior to 4 October 2012, the date of their mandatory conversion. As a result of the exercise of this option, 73,927,779 shares were issued on 7 June, 193,095,393 on 5 July, 37,833,193 on 7 August, 14,333,873 on 6 September and 200,311,513 on 9 October 2012, relating to capital increases of EUR 37 million, EUR 97 million, EUR 19 million, EUR 7 million and EUR 100 million, respectively.

Also, on 31 July 2012 and 2 November 2012, the bonus issues through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 218,391,102 and 222,107,497 shares (2.22% and 2.15% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 109.2 and EUR 111.1 million, respectively.

At 31 December 2012, the Bank’s share capital consisted of 10,321,179,750 shares with a total par value of EUR 5,161 million.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges, and all of them have the same features and rights. At 31 December 2012, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were State Street Bank & Trust (with a 8.31% holding), Chase Nominees Limited (with a 7.74% holding), The Bank of New York Mellon (with a 5.34% holding), EC Nominees Ltd. (with a 5.27% holding), and Caceis Bank (with a 3.10% holding). These ownership interests are held on behalf of customers, and the Bank is not aware of any of these ultimate shareholders individually holding a stake of 3% or more.

b)	Other considerations

The shareholders at the annual general meeting held on 30 March 2012 authorised additional share capital of EUR 2,269 million. The Bank’s directors have until 30 March 2015 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 506 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital), although this power is limited to EUR 908 million.

The shareholders at the annual general meeting of 30 March 2012 resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the aforementioned annual general meeting authorised the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total of EUR 8,000 million or the equivalent amount in another currency. The Bank’s directors have until 30 March 2017 to execute this resolution.

At 31 December 2012, the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A. B. de C.V.; Banco Santander—Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A.; Banco Español de Crédito, S.A. and Bank Zachodni WBK S.A.

At 31 December 2012, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) was 44.2 million, which represented 0.43% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 160.5 million (equal to 1.56% of the Bank’s share capital).

At 31 December 2012, the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level (see Appendix V).

32. Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.

The increase in the balance of Share premium in 2012, 2011 and 2010 relates to the capital increases detailed in Note 31.a. Specifically, in 2012 the share premium was increased by EUR 6,551 million as a result of the conversion of “Valores Santander” and was reduced by EUR 220 million in order to cater for the capital increases resulting from the “Santander Dividendo Elección” programme. Also, in 2012 an amount of EUR 141 million was transferred from the Share premium account to the Legal reserve (2011: EUR 24 million; 2010: EUR 10 million) (see Note 33.b.i).

33. Reserves

a)	Definitions

Shareholders’ equity—Reserves—Accumulated reserves (losses) includes the net amount of the accumulated profit or loss recognised in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

Shareholders’ equity—Reserves (losses) of entities accounted for using the equity method includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognised through the consolidated income statement.

b)	Breakdown

The detail of Accumulated reserves and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2012	2011	2010
Accumulated reserves:
Restricted reserves-
Legal reserve	1,032	857	833
Reserve for treasury shares	1,549	821	737
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Voluntary reserves	125	1,246	1,745
Consolidation reserves attributed to the Bank	8,551	7,107	6,652
Reserves at subsidiaries	25,587	22,836	18,234

	36,898	32,921	28,255
Reserves of entities accounted for using the equity method:
Associates	255	59	52

	37,153	32,980	28,307

i. Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2012 the Bank transferred EUR 141 million from the Share premium account and EUR 34 million of 2011 profit to the Legal reserve. In 2011 the Bank transferred EUR 24 million (2010: EUR 10 million) from the Share premium account to the Legal reserve. Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at 31 December 2012 the Legal reserve was at the stipulated level.

ii. Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law (Ley de Sociedades de Capital), a restricted reserve has been recognised for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares.

iii. Revaluation reserve Royal Decree Law 7/1996, of 7 June

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of 7 June, it would be subject to taxation.

iv. Reserves of subsidiaries and jointly controlled entities

The detail, by company, of Reserves of subsidiaries and jointly controlled entities, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2012	2011	2010
Banco Santander (Brasil), S.A. (Consolidated Group)	5,237	4,395	2,904
Santander UK Group	4,764	4,189	3,418
Banesto	4,327	4,341	4,195
Banco Santander—Chile	3,072	2,691	1,834
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	2,104	2,399	1,931
Banco Santander Totta, S.A. (Consolidated Group)	1,860	1,985	1,949
Santander Consumer Finance Group	1,351	794	797
Santander Holdings USA	624	122	(41)
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	387	432	331
Banco Banif, S.A.	349	307	274
Banco Santander (Suisse) SA	333	84	44
Cartera Mobiliaria, S.A., SICAV	329	334	336
Banco Santander International -	288	245	206
Santander Investment, S.A.	219	247	217
Banco Santander Río S.A.	61	(77)	(227)
Exchange differences, consolidation adjustments and other companies (*)	282	348	66

	25,587	22,836	18,234

Of which: restricted	2,241	1,815	1,563

(*)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34. Other equity instruments and Treasury shares

a)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other Shareholders’ equity items.

At 31 December 2010 and 2011, Other equity instruments related mainly to “Valores Santander”, which are described below:

“Valores	Santander”

In 2007, in order to partially finance the takeover bid launched on ABN AMRO, Santander Emisora 150, S.A. Sole-Shareholder Company issued securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”) amounting to EUR 7,000 million. It was possible to exchange these securities voluntarily for Bank shares on 4 October 2011, 2010, 2009 and 2008 and they were mandatorily exchanged on 4 October 2012.

The reference price of the Bank’s share for conversion purposes was set at EUR 16.04 per share, and the conversion ratio of the debt securities -i.e. the number of Bank shares corresponding to each “Valor Santander” for conversion purposes- is 311.76 shares for each “Valor Santander”. The nominal interest rate on these securities was 7.30% until 4 October 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

Subsequent to issue, Banco Santander, S.A. resolved on several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue which took place on 30 July, through which the “Santander Dividendo Elección” programme was instrumented, and the new reference price of the shares of Banco Santander for conversion purposes was set at EUR 12.96 per share. Consequently, the new conversion ratio applicable to the “Valores Santander” was 385,802 shares of Banco Santander for each “Valor Santander”, the result of dividing the face value of each “Valor Santander” (EUR 5,000) by the aforementioned reference price (EUR 12.96).

The shareholders at the annual general meeting on 30 March 2012 resolved to grant holders of “Valores Santander” the option to request the voluntary conversion of their shares on four occasions prior to 4 October 2012, the date of their mandatory conversion. Specifically, holders of “Valores Santander” who so desired could request the conversion thereof in the 15 calendar days prior to 4 June, 4 July, 4 August and 4 September 2012. As a result of this option, on 7 June 2012 195,923 “Valores Santander” were voluntarily converted into Bank shares (5 July 2012: 511,769 shares; 7 August 2012: 98,092 shares; 6 September 2012: 37,160 shares; 9 October 2012: 519,300 shares). This conversion caused a reduction of EUR 6,811 million in Other equity instruments and increases of EUR 260 million and EUR 6,551 million in Issued capital and Share premium, respectively.

In 2012 interest of EUR 226 million (2011: EUR 268 million; 2010: EUR 243 million) was paid on the “Valores Santander” with a charge to reserves. This interest was recognised under Other increases/(decreases) in equity in the consolidated statement of changes in total equity.

Agreement with Qatar Holding

In October 2010 several investors from the Emirate of Qatar subscribed and paid an issue launched by Banco Santander, S.A. of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. The issue amounted to USD 2,819 million, of which Qatar Holding subscribed USD 2,719 million. The bonds mature on 29 October 2013, at which time they will be automatically exchanged for shares of Banco Santander (Brasil), S.A. equivalent to 5% of its share capital at the issue date. The exchange price is BRL 23.75 per share (domestic unit) and the bonds pay a coupon in US dollars of 6.75% per annum.

At the issue date, the Group recognised EUR 366 million, relating to the present value of the interest payable, under Financial liabilities at amortised cost—Marketable debt securities and the remaining amount (EUR 1,668 million) in equity under Other equity instruments—Equity component of compound financial instruments.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that have undertaken to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander, S.A. in October 2010 upon the maturity of the bonds and under the terms laid down therein. As a result of these transactions, the balances of Other equity instruments and Valuation adjustments were reduced by EUR 1,668 million and EUR 26 million, respectively, and the balances of Reserves and Non-controlling interests increased by EUR 162 million and EUR 1,532 million, respectively, and, accordingly, there was no impact on Equity.

b)	Treasury shares

Shareholders’ equity—Treasury shares includes the amount of own equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

The shareholders at the Bank’s annual general meeting on 11 June 2010 set the maximum number of Bank shares that the Bank and/or any Group subsidiary are authorised to acquire at a number equivalent to 10% of the fully paid share capital amount, at a minimum share price not lower than par value and a maximum share price of up to 3% higher than the latest quoted price with respect to which the Bank did not trade for its own account in the Spanish Stock Market Interconnection System (including the block market) on the acquisition date concerned.

The Bank’s shares owned by the consolidated companies accounted for 0.474% of issued share capital at 31 December 2012 (31 December 2011: 0.474%; 31 December 2010: 0.268%).

The average purchase price of the Bank’s shares in 2012 was EUR 5.49 per share and the average selling price was EUR 5.58 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was an EUR 85 million increase in 2011 (2011: EUR 31 million reduction; 2010: EUR 18 million reduction).

35. Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)	Contingent liabilities

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2012	2011	2010
Financial guarantees	14,437	15,417	18,395
Of which:
Financial bank guarantees	13,706	14,697	17,518
Doubtful guarantees	731	720	604
Irrevocable documentary credits	2,866	2,978	3,816
Other bank guarantees and indemnities provided	27,285	29,093	36,733
Other guarantees	27,089	28,937	29,331
Undertakings to provide bank guarantees	196	156	7,402
Other contingent liabilities	445	554	851
Assets earmarked for third-party obligations	108	108	108
Other contingent liabilities	337	446	743

	45,033	48,042	59,795

A significant portion of these guarantees will expire without any payment obligation materialising for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered to be an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognised under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

At 31 December 2012, the Group had recognised provisions of EUR 617 million to cover contingent liabilities (31 December 2011: EUR 659 million; 31 December 2010: EUR 1,030 million) (see Note 25).

i. Financial guarantees

Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

ii. Other bank guarantees and indemnities provided

This item includes guarantees other than those classified as financial, such as technical guarantees, guarantees covering the import and export of goods and services, irrevocable formal undertakings to provide bank guarantees, legally enforceable letters of guarantee and other guarantees of any kind.

iii. Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

Contingent commitments includes those irrevocable commitments that could give rise to the recognition of financial assets.

The detail is as follows:

	Millions of euros
	2012	2011	2010
Drawable by third parties	187,664	181,559	179,964
Financial asset forward purchase commitments	891	307	1,589
Regular way financial asset purchase contracts	15,040	2,324	2,702
Securities subscribed but not paid	15	20	26
Securities placement and underwriting commitments	5	5	21
Documents delivered to clearing houses	12,132	10,925	17,410
Other contingent commitments	295	242	1,997

	216,042	195,382	203,709

c)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of euros
	2012	2011	2010
Investment funds	89,176	102,611	113,510
Pension funds	10,076	9,645	10,965
Assets under management	18,889	19,200	20,314

	118,141	131,456	144,789

d)	Third-party securities held in custody

At 31 December 2012, the Group held in custody debt securities and equity instruments totalling EUR 725,609 million (31 December 2011: EUR 768,917 million) entrusted to it by third parties.

36. Derivatives—Notional amounts and market values of trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2012		2011		2010
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives:
Interest rate risk-
Forward rate agreements	324,031	(7)	205,780	(13)	63,575	(19)
Interest rate swaps	2,114,198	2,942	2,344,783	366	2,097,581	481
Options and futures	655,091	(487)	782,874	(171)	923,975	(839)
Credit risk-
Credit default swaps	90,119	18	107,026	(60)	133,841	(65)
Foreign currency risk-
Foreign currency purchases and sales	187,976	278	232,619	(122)	165,747	(2,226)
Foreign currency options	49,442	(18)	50,376	32	41,419	(182)
Currency swaps	277,392	(436)	226,042	(157)	183,109	838
Securities and commodities derivatives and other	149,737	(1,714)	187,497	(460)	241,185	(198)

	3,847,986	576	4,136,997	(585)	3,850,432	(2,210)

Hedging derivatives:
Interest rate risk-
Interest rate swaps	195,416	2,154	179,010	2,546	211,964	1,225
Options and futures	8,006	19	2,169	34	5,506	25
Credit risk-
Credit default swaps	833	(7)	1,405	50	1,808	(7)
Foreign currency risk-
Foreign currency purchases and sales	24,758	(278)	3,351	(8)	3,875	(4)
Foreign currency options	24,740	(34)	37,724	(9)	30,989	(294)
Currency swaps	38,895	(399)	21,931	981	26,913	748
Securities and commodities derivatives and other	278	37	443	(140)	985	(100)

	292,926	1,492	246,033	3,454	282,040	1,593

	4,140,912	2,068	4,383,030	2,869	4,132,472	(617)

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognised under Gains/losses on financial assets and liabilities (net) in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (see Note 11).

Additionally, in order to interpret correctly the results on the Securities and commodities derivatives shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive market values generated by symmetrical positions in the Group’s held-for-trading portfolio.

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions.

The detail of the cumulative credit risk exposure, by type of financial derivative, is as follows:

	Millions of euros
	2012	2011	2010
Credit derivatives	1,177	2,500	1,455
Securities derivatives	4,544	3,986	4,076
Fixed-income derivatives	143	136	135
Currency derivatives	33,389	37,241	31,560
Interest rate derivatives	127,614	116,871	59,324
Commodities derivatives	459	877	580
Collateral received	(10,555)	(11,508)	(6,873)

Total gross risk	156,771	150,103	90,258

Total net risk	52,184	53,358	46,893

Cumulative credit risk exposure is presented in terms of Credit Risk Equivalent (CRE). CRE is defined as the sum of net replacement value (market value in the case of derivatives) plus the maximum potential value of the contracts in the future. This measurement is used for managing counterparty risk.

The notional amounts and fair values of the hedging derivatives, by type of hedge, is as follows:

	Millions of euros
	2012		2011		2010
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Fair value hedges	195,486	1,975	158,096	3,924	212,705	2,174
Cash flow hedges	56,311	(209)	57,034	(461)	43,090	(285)
Hedges of net investments in foreign operations	41,129	(274)	30,903	(9)	26,245	(296)

	292,926	1,492	246,033	3,454	282,040	1,593

Following is the description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):

i. Fair value and cash flow hedges

Micro-hedges

The Group hedges the interest rate risk of the liabilities guaranteed by Banco Santander S.A. At 2012 year-end, the Group held derivative contracts to hedge the interest rate risk of issues with an equivalent euro notional amount of EUR 41,143 million. Of this amount, EUR 35,741 million were denominated in euros, EUR 3,389 million in US dollars and EUR 1,481 million in pounds sterling. At 2012 year-end, the fair value of these hedging derivatives gave rise to a gain of EUR 2,729 million which offset the losses recognised as a result of the measurement of the hedged items based on the related interest rate risk. The net result was a loss of EUR 101.3 million, already recognised in the consolidated income statement.

Interest rate risk hedges of portfolios of financial instruments

The main hedges of portfolios of financial instruments in the Group are described below:

•	Hedges for the purpose of eliminating exposure to the interest rate risk of mortgage loan portfolios.

•	Hedges for the purpose of covering the interest rate risk of issued liabilities (issues of subordinated debt and mortgage-backed bonds (cédulas hipotecarias), senior debt, preference shares, etc.).

•	Interest rate risk hedges of portfolios of fixed-rate consumer loans.

•	Hedges for the purpose of covering the interest rate risk of sovereign debt portfolios in various currencies (euros and pounds sterling).

•	Hedges for the purpose of covering the interest rate risk of fixed-rate loans and reverse repurchase agreements with wholesale customers.

•	Hedges for the purpose of covering the interest rate risk of floating rate deposits from financial institutions.

These hedges are documented at Santander UK plc, Banesto, Santander Consumer Finance Group, Bank Zachodni WBK S.A., Banco Santander (Brasil) S.A. and Santander Holdings USA Inc.

At 2012 year-end, the Group had arranged fair value hedges and cash flow hedges to hedge the interest rate or cash flow risk of portfolios of financial instruments. In fair value hedges, the gains or losses on the hedged items are recognised in assets or liabilities under Changes in the fair value of hedged items in portfolio hedges of interest rate risk.

At 2012 year-end, gains of EUR 2,274 million and losses of EUR 598 million were recognised as a result of the measurement of the items hedged by these fair value macro-hedges.

In 2012 a net gain of EUR 344 million was recognised in the consolidated income statement as a result of the measurement of hedges qualifying for hedge accounting (micro-hedges and macro-hedges); this amount resulted from a gain of EUR 1,265 million on hedged items and a loss of EUR 921 on hedging derivatives.

In 2011 a net loss of EUR 83 million was recognised in the consolidated income statement as a result of the measurement of hedges qualifying for hedge accounting (a gain of EUR 1,461 million on hedging derivatives and a loss of EUR 1,544 million on hedged items). In 2010, in turn, a net loss of EUR 1 million was recognised (a gain of EUR 585 million on hedged items and a loss of EUR 586 on hedging derivatives).

The fair value of the cash flow hedges, net of the related tax effect, is recognised under Valuation adjustments—Cash flow hedges in the Group’s equity. The detail of the terms, from 31 December 2012, within which the amounts recognised under Valuation adjustments—Cash flow hedges in equity will be recognised in the consolidated income statements in the coming years is as follows:

	Millions of euros
2012	Less than 1 year	1 to 5 years	After 5 years	Total
Debit balances (losses)	(152)	(30)	(37)	(219)

ii. Foreign currency hedges (net investments in foreign operations)

As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment.

At 2012 year-end, the Group held foreign currency options in this connection with an equivalent euro notional amount of EUR 12,370 million, of which EUR 10,468 million were denominated in Brazilian reais and EUR 1,902 million in Polish zloty. In 2012 losses amounting to EUR 571 million, which arose from the settlement of options that were exercised, were taken to equity. At 2012 year-end, the market value of the options not yet exercised represented an unrealised net loss of EUR 33 million. In addition to foreign currency options, the Group also arranged other hedging derivatives to round off its hedging of the structural foreign currency risk of its foreign currency investments: Chilean pesos for a notional amount of EUR 2,327 million, which gave rise to a loss of EUR 360 million in 2011; Brazilian reais for a notional amount of EUR 2,722 million, with a loss of EUR 377 million; and Mexican pesos for a total notional amount of EUR 4,172 million, with a loss of EUR 266 million.

Lastly, in addition to these hedges involving derivatives, foreign currency spot sales were made to offset structural foreign currency risk. By currency, spot sales were made of US dollars against euros, which amounted to EUR 1,805 million and gave rise to a gain of EUR 38 million, and of pounds sterling against euros, which totalled EUR 6,377 million and gave rise to a loss of EUR 170 million.

At 2011 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 16,688 million, of which EUR 14,456 million were denominated in Brazilian reais, EUR 942 million in Mexican pesos and EUR 1,290 million in Polish zloty. In 2011 losses amounting to EUR 83 million arising from the settlement of options that were exercised in the year were taken to equity. At 2011 year-end, the market value of the options not yet exercised represented an unrealised loss of EUR 71 million. In addition to these foreign currency options, the Group also arranged other hedging derivatives to round off its strategy for hedging the structural foreign currency risk of its investments in the following currencies: Chilean pesos for a total notional amount of EUR 3,515 million, which gave rise to a gain of EUR 95 million in 2011; pounds sterling for a notional amount of EUR 5,604 million, which gave rise to a loss of EUR 168 million in 2011; and Mexican pesos for a total notional amount in currency swaps of EUR 2,880 million, with a gain of EUR 86 million.

Lastly, in addition to these hedges involving derivatives, the structural currency risk of the underlying carrying amount in US dollars was neutralised by hedging it directly through the spot sale of US dollars against euros, for a total amount of EUR 2,216 million, which gave rise to a loss of EUR 195 million in 2011.

At 2010 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 13,375 million, of which EUR 10,030 million were denominated in Brazilian reais and EUR 3,345 million in Mexican pesos. In 2010 losses amounting to EUR 1,313 million arising from the settlement of options that were exercised in the year were taken to reserves. At 2010 year-end, the market value of the options not yet exercised represented an unrealised loss of EUR 320 million. In addition to these options, the Group arranged other derivatives hedging the exposure to Chilean pesos with an equivalent euro value of EUR 2,759 million, which gave rise to a loss of EUR 316 million in 2010. The hedge, through short currency positions taken using futures, of the underlying carrying amount in pounds sterling, for a notional amount of EUR 4,930 million, recorded a loss of EUR 109 million in 2010. The overall losses incurred by the hedging derivatives are offset from an equity position by the appreciation in euros of the value of these Group investments.

In line with the purpose of hedging the underlying carrying amount of currency holdings, the overall gains or losses obtained from the aforementioned hedges are offset from an equity position by valuation adjustments in euros of the Group’s investments in its investees.

37. Discontinued operations

No significant operations were discontinued in 2012, 2011 or 2010.

a)	Profit or loss and net cash flows from discontinued operations

The detail of the profit or loss from discontinued operations is set forth below.

The comparative figures were restated in order to include the operations classified as discontinued:

	Millions of euros
	2012	2011	2010
Net interest income	8	15	33
Net fee and commission income	—	2	2

Gross income	8	17	35
Staff costs	(2)	(5)	(6)
Other general administrative expenses	(4)	(8)	(9)
Depreciation and amortisation charge	—	(2)	(1)
Impairment losses on financial assets	(10)	(23)	(37)

Loss from operations	(8)	(21)	(18)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	2	(2)	(7)

Loss before tax	(6)	(23)	(25)

Income tax	(1)	(1)	(2)

Profit (loss) from discontinued operations	(7)	(24)	(27)

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of euros
	2012	2011	2010
Cash and cash equivalents at beginning of year	—	—	—
Cash flows from operating activities	—	2	(2)
Cash flows from investing activities	—	(2)	2
Cash flows from financing activities	—	—	—

Cash and cash equivalents at end of year	—	—	—

b)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2012	2011	2010
Basic earnings per share (euros)	(0.00)	(0.00)	(0.00)
Diluted earnings per share (euros)	(0.00)	(0.00)	(0.00)

38. Interest and similar income

Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognised gross, without deducting any tax withheld at source.

The detail of the main interest and similar income items earned in 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010
Balances with the Bank of Spain and other central banks	2,693	3,192	1,933
Loans and advances to credit institutions	1,034	1,061	1,045
Debt instruments	7,093	7,406	6,232
Loans and advances to customers	46,360	46,909	41,854
Insurance contracts linked to pensions (Note 25)	45	86	90
Other interest	1,799	2,202	1,753

	59,024	60,856	52,907

39. Interest expense and similar charges

Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.

The detail of the main items of interest expense and similar charges accrued in 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010
Balances with the Bank of Spain and other central banks	522	448	304
Deposit from credit institutions	1,968	2,427	1,369
Customer deposits	16,403	16,819	13,446
Marketable debt securities	7,277	6,430	4,959
Subordinated liabilities (Note 23)	1,650	1,940	2,230
Provisions for pensions (Note 25)	398	357	481
Other interest	659	1,614	894

	28,877	30,035	23,683

40. Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from equity instruments is as follows:

	Millions of euros
	2012	2011	2010
Equity instruments classified as:
Financial liabilities held for trading	290	268	242
Available-for-sale financial assets	133	126	120

	423	394	362

41. Share of results of entities accounted for using the equity method

Share of results of entities accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates.

The detail of Share of results of entities accounted for using the equity method is as follows:

	Millions of euros
	2012	2011	2010
Santander Consumer USA Inc.	349	—	—
Zurich Santander Insurance América, S.L.	134	59	—
Metrovacesa, S.A.	(100)	—	—
Other companies	44	(2)	17

	427	57	17

42. Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2012	2011	2010
Collection and payment services:
Bills	336	317	316
Demand accounts	1,209	1,028	995
Cards	2,793	2,348	1,980
Cheques and other	226	290	286
Orders	347	432	351

	4,911	4,415	3,928

Marketing of non-banking financial products:
Investment funds	1,074	1,195	1,198
Pension funds	143	145	152
Insurance	2,473	2,493	2,161

	3,690	3,833	3,511

Securities services:
Securities underwriting and placement	204	204	302
Securities trading	323	337	310
Administration and custody	214	217	222
Asset management	103	77	84

	844	835	918

Other:
Foreign exchange	229	252	178
Financial guarantees	484	501	530
Commitment fees	282	233	213
Other fees and commissions	2,387	2,680	2,403

	3,382	3,666	3,324

	12,827	12,749	11,681

43. Fee and commission expense

Fee and commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2012	2011	2010
Fees and commissions assigned to third parties	1,664	1,449	1,223
Of which: Cards	1,251	1,034	842
Brokerage fees on lending and deposit transactions	36	44	42
Other fees and commissions	819	784	681

	2,519	2,277	1,946

44. Gains/losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liabilities is as follows:

	Millions of euros
	2012	2011	2010
Other financial instruments at fair value through profit or loss (*)	159	21	70
Financial instruments not measured at fair value through profit or loss	1,789	803	791
Of which: Available-for-sale financial assets	915	627	1,020
Of which:
Debt instruments	576	328	438
Equity instruments	339	299	582
Of which: Other	874	176	(229)
Of which:
Due to exchange and repurchase of securities	870	144	—
Hedging derivatives and other	(79)	(99)	(9)
Other financial assets and liabilities held for trading (*)	1,460	2,113	1,312

	3,329	2,838	2,164

(*)	Includes the net gain or loss arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Group manages its risk in these instruments on a global basis.

Due to exchange and repurchase of securities

On 11 January 2010, Banco Santander, S.A. invited the holders of subordinated bonds (corresponding to 13 different series issued by various Group entities, with a combined outstanding principal amount of approximately EUR 3,300 million) to submit offers for the sale of all or part of their securities, to be purchased in cash by Banco Santander. The level of acceptance of the invitation was approximately 60% and the total nominal amount of the securities accepted for purchase was approximately EUR 2,000 million.

Also, on 17 February 2010, Banco Santander, S.A. invited the holders of perpetual subordinated bonds issued by Santander Perpetual, S.A. (Sole-Shareholder Company), with a combined outstanding nominal amount of approximately USD 1,500 million (of which Santander holds approximately USD 350 million) to submit offers for the sale of all or part of their securities, to be purchased in cash by Banco Santander, S.A. The nominal amount accepted was USD 1,093 million, 95% of the total targeted by the offer.

These transactions did not give rise to any significant gains or losses in 2010.

On 15 November 2011, Banco Santander, S.A. offered the holders of subordinated bonds issued by Santander Issuances, S.A. (Sole-Shareholder Company) with a combined outstanding nominal amount of approximately EUR 5,499 million and GBP 1,143 million the possibility of exchanging these securities for newly-issued, non-subordinated fixed-income securities of the Group denominated in pounds sterling and euros. Holders of securities with a cumulative nominal amount of EUR 1,256 million and GBP 217 million subscribed to this exchange. Since the characteristics of the securities received and delivered in the exchange differ substantially, the Group wrote down the original financial liability and recognised a new financial liability for the securities delivered, and credited to income an amount of EUR 144 million (EUR 100 million net of the related tax effect) relating to the difference between the carrying amount of the financial liability written down and the fair value of the consideration delivered.

In 2012 the Group performed several securities exchange and repurchase transactions for which EUR 870 million were credited to income. In July 2012 the Group offered the holders of certain securities issued by Santander UK plc the possibility of exchanging these securities for newly-issued Santander UK plc securities; in August 2012 Banco Santander, S.A. and Santander Financial Exchanges Limited invited the holders of securities of various issues of Santader Finance Preferred, S.A. (Sole-Shareholder Company), Santader Perpetual, S.A. (Sole-Shareholder Company) and Santander Issuances, S.A. (Sole-Shareholder Company) to submit offers for the sale of their securities, to be purchased in cash; in February 2012 Banco Español de Crédito, S.A. offered the holders of preference shares of various issues the possibility of exchanging these securities for securities of a new non-convertible bond issue and, in September 2012, Banco Español de Crédito, S.A. offered the holders of securities of various issues to submit an offer for the sale of their securities, to be purchased in cash.

b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2012	2011	2010
Loans and advances to credit institutions	20,115	9,337	35,047
Loans and advances to customers	23,098	19,804	8,532
Debt instruments	46,561	55,353	62,475
Equity instruments	6,180	5,209	17,119
Derivatives	110,319	102,498	73,069

	206,273	192,201	196,242

The foregoing table shows the maximum credit risk exposure of these assets. The Group mitigates and reduces this exposure as follows:

•

With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment. For derivatives arranged with customers, the Group also applies a risk premium accrual policy.

At 31 December 2012, the actual credit risk exposure of the derivatives was EUR 52,184 million (see Note 36).

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 35,020 million at 31 December 2012.

Also, mortgage-backed assets totalled EUR 4,153 million.

•	Debt instruments include EUR 38,809 million of Spanish and foreign government securities.

At 31 December 2012, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2012	2011	2010
Deposits from central banks	(2,142)	(9,250)	(12,942)
Deposits from credit institutions	(19,154)	(17,519)	(47,634)
Customer deposits	(37,535)	(43,556)	(34,991)
Marketable debt securities	(4,905)	(8,262)	(4,644)
Short positions	(15,181)	(10,187)	(12,302)
Derivatives	(109,743)	(103,083)	(75,279)

	(188,660)	(191,857)	(187,792)

The difference between the amount recognised as liabilities at fair value and the amount which the Group would contractually be required to pay to the holders of the related obligations at maturity, in other than derivative transactions, was EUR 71 million at 31 December 2012.

45. Exchange differences

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

46. Other operating income and Other operating expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2012	2011	2010
Insurance activity	593	392	378
Income from insurance and reinsurance contracts issued	5,541	6,748	7,162
Of which:
Insurance and reinsurance premium income	4,667	6,547	6,845
Reinsurance income (Note 15)	874	201	317
Expenses of insurance and reinsurance contracts	(4,948)	(6,356)	(6,784)
Of which:
Claims paid and other insurance-related expenses	(4,440)	(4,852)	(5,816)
Net provisions for insurance contract liabilities	(323)	(1,202)	(689)
Reinsurance premiums paid	(185)	(302)	(279)
Non-financial services	137	151	135
Sales and income from the provision of non-financial services	369	400	340
Cost of sales	(232)	(249)	(205)
Other operating income and expenses	(622)	(525)	(407)
Other operating income	783	902	693
Of which, fees and commissions offsetting direct costs	130	119	70
Other operating expenses	(1,405)	(1,427)	(1,100)
Of which, Deposit Guarantee Fund	(530)	(346)	(307)

	108	18	106

Most of the Bank’s insurance activity is carried on in life insurance.

47. Staff costs

a)	Breakdown

The detail of Staff costs is as follows:

	Millions of euros
	2012	2011	2010
Wages and salaries	7,356	7,399	6,636
Social security costs	1,354	1,314	1,188
Additions to provisions for defined benefit pension plans (Note 25)	145	138	146
Contributions to defined contribution pension funds (Note 25)	156	138	151
Share-based remuneration costs	133	185	153
Of which, Bank directors	4	4	5
Other staff costs	1,179	1,152	1,055

	10,323	10,326	9,329

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2012	2011	2010
The Bank:
Senior management (*)	96	100	100
Other line personnel	16,545	16,502	16,289
Clerical staff	2,845	3,048	3,284
General services personnel	29	30	31

	19,515	19,680	19,704
Banesto	8,762	9,049	9,272
Rest of Spain	6,708	7,236	6,749
Santander UK plc	20,499	20,241	18,845
Banco Santander (Brasil) S.A.	53,543	53,431	53,829
Other companies (**)	79,752	77,596	64,510

	188,779	187,233	172,909

(*)	Categories of deputy assistant executive vice presidents and above, including senior management.
(**)	Excluding personnel assigned to discontinued operations.

The functional breakdown, by gender, at 31 December 2012 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	1,541	385	6,450	3,115	23,627	26,597
United Kingdom	131	26	1,070	435	9,376	14,327
Latin America	695	111	5,223	2,952	37,776	52,926

	2,367	522	12,743	6,502	70,779	93,850

The same information, expressed in percentage terms at 31 December 2012, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	80%	20%	67%	33%	47%	53%
United Kingdom	83%	17%	71%	29%	40%	60%
Latin America	86%	14%	64%	36%	42%	58%

	83%	17%	66%	34%	43%	57%

The labour relations between employees and the various Group companies are governed by the related collective labour agreements or similar regulations.

c)	Share-based payments

The main share-based payments granted by the Group at 31 December 2012, 2011 and 2010 are described below.

i. Bank

In recent years, as part of the deferred variable remuneration, the Group has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank, based on the achievement of certain targets indicated below:

	Number of shares (in thousands)	Year granted	Employee group	Number of persons	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/10	51,726

Shares delivered (Plan I10)	(12,947)	2007	Executives	(4,930)	23/06/07	31/07/10
Options cancelled, net (Plan I10)	(2,790)	2007	Executives	(577)	23/06/07	31/07/10
Options granted (Plan I13)	19,613	2010	Executives	6,782	11/06/10	31/07/13

Plans outstanding at 31/12/10	55,602

Shares delivered (Plan I11)	(13,472)	2008	Executives	(5,379)	21/06/08	31/07/11
Options cancelled, net (Plan I11)	(3,650)	2008	Executives	(392)	21/06/08	31/07/11
Options granted (Plan I14)	16,286	2011	Executives	6,500	17/06/11	31/07/14

Plans outstanding at 31/12/11	54,766

Shares delivered (Plan I12)	(5,056)	2009	Executives	(5,749)	19/06/09	31/07/12
Options cancelled, net (Plan I12)	(13,811)	2009	Executives	(761)	19/06/09	31/07/12
Options cancelled, net (Plan I14)	(1,810)	2011	Executives	199	17/06/11	31/07/14

Plans outstanding at 31/12/12	34,089

Of which:
Plan I13	19,613	2010	Executives	6,782	11/06/10	31/07/13
Plan I14	14,476	2011	Executives	6,699	17/06/11	31/07/14

Long-term incentive policy

At the board meeting on 26 March 2007, following the report of the appointments and remuneration committee, the Bank’s directors approved a long-term incentive policy aimed at the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies. This policy, through which the deferred share-based variable remuneration is paid, includes Bank share-based payments, and its implementation requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.

Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.

The plans shaping the aforementioned incentive policy are as follows: (i) performance share plan; (ii) obligatory investment share plan; (iii) deferred conditional delivery share plan and (iv) deferred conditional variable remuneration plan. The characteristics of the plans are set forth below:

(i) Performance share plan

The deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by it, the executive committee, except for Plan PI14 (the executive directors and senior executives who participate in the deferred conditional variable remuneration plan are not beneficiaries of PI14).

This plan involves successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive programme linked to the previous Plan I06 and the successive cycles of this plan. Thus, the first two cycles commenced in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three-year term (PI10). In June 2008, 2009, 2010 and 2011 the third, fourth, fifth and sixth and final cycles of the performance share plan (PI11, PI12, PI13 and PI14, respectively) were approved. On 31 July 2009, 2010, 2011 and 2012 the first, second, third and fourth cycles (Pl09, PI10, PI11 and P12, respectively) were cancelled.

For each cycle a maximum number of shares is established for each beneficiary who remains in the Group’s employ for the duration of the plan. The target, which, if met, will determine the number of shares to be delivered, is defined by comparing the Group’s performance with that of a benchmark group of financial institutions and is linked to only one parameter, namely Total Shareholder Return (TSR). With regard to the plans approved until June 2008, the targets, which, if met, determined the number of shares to be delivered, were defined by comparing the Group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS).

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary was considered), and the shares will be delivered within a maximum period of seven months from the beginning of the year in which the cycle ends.

At the end of the cycle of plan PI13, the TSR for Santander and each of the benchmark entities will be calculated and the results will be ranked from first to last, thereby determining the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th and below	0%

In the case of Plan PI14, the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 5th	100.0%
6th	86.0%
7th	72.0%
8th	58.0%
9th	44.0%
10th	30.0%
11th and below	0%

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist, will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that the maximum percentage of shares will be delivered if Santander ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).

The fair value of the equity instruments granted under these plans is EUR 175 million, and this amount is being charged to Staff costs, with a credit to equity, over the specific period in which the beneficiaries provide their services to the Group.

Plan I12 matured in 2012. As established in the aforementioned plan, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which Plan I11 was tied and, since it fell short of the maximum number established, the unearned options were cancelled.

(ii) Obligatory investment share plan

The deferred share-based variable remuneration is instrumented through this multiannual incentive plan, which is payable in shares of the Bank and is conditional upon compliance with certain investment and continued service requirements.

The current beneficiaries of the plan are the Group’s top 27 executives, who include the executive directors, non-director members of senior management and other executives (see Note 5).

This plan, which was discontinued in 2010, is structured in three-year cycles. The beneficiaries of the plan must use 10% of their gross annual variable cash-based remuneration (or bonus) to acquire shares of the Bank in the market (the “Obligatory Investment”). As resolved by the shareholders at the relevant general meeting, the obligatory investments were made before 29 February 2008, 28 February 2009 and 28 February 2010, respectively.

Participants who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made will be entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The shares will be delivered within a maximum period of one month from the third anniversary of the date on which the obligatory investment was made.

The shareholders at the annual general meeting of 19 June 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should exist: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards.

(iii) Deferred conditional delivery share plan

At the annual general meeting held on 11 June 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan. This deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and executives and employees of the Group whose variable remuneration or annual bonus for 2010 generally exceeded EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares.

The share-based bonus is deferred over three years and will be paid, where appropriate, in three instalments starting in the first year. The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for 2010:

Benchmark bonus (thousands of euros)	Percentage (deferred)
300 or less	0%
300 to 600 (inclusive)	20%
600 to 1,200 (inclusive)	30%
1,200 to 2,400 (inclusive)	40%
More than 2,400	50%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The shareholders at the annual general meetings held on 17 June 2011 and 30 March 2012 approved the second and third cycle of this plan, respectively. The beneficiaries are the executives or employees of the Group whose variable remuneration or annual bonus for 2011 and 2012, respectively, generally exceeds EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. These cycles are not applicable to executive directors or other senior executives and other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

The share-based bonus is deferred over three years and will be paid, where appropriate, in three instalments starting in the first year. The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for the year:

Benchmark bonus (thousands of euros)	Percentage (deferred)
300 or less	0%
300 to 600 (inclusive)	20%
More than 600	30%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

(iv) Deferred conditional variable remuneration plan

The shareholders at the annual general meetings held on 17 June 2011 and 30 March 2012 approved the first and second cycles, respectively, of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2011 and 2012, respectively, of the executive directors and certain executives (including senior management) and employees whose professional activities significantly impact the risk profile or who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees whose professional activities significantly impact the risk profile (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on 10 December 2010).

The purpose of these cycles is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

The variable remuneration will be paid in accordance with the following percentages, based on the timing of the payment and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	Immediate payment percentage (*)	Deferred percentage (*)
Executive directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

(*)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in thirds, within fifteen days following the anniversaries of the initial date in 2013, 2014 and 2015 for the first cycle and in 2014, 2015 and 2016 for the second cycle, 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors and following a proposal of the appointments and remuneration committee-, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the deferred amount in shares and the interest on the amount accrued in cash.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2011 and 2012 for the first and second cycle, respectively.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/10	8,725	7.24

Options granted (Sharesave)	3,359	6.46	2010	Employees	4,752	(**)	01/11/10	01/11/13
							01/11/10	01/11/15
Options exercised	(72)	7.54
Options cancelled (net) or not exercised	(3,073)	6.82

Plans outstanding at 31/12/10	8,939	7.09

Options granted (Sharesave)	7,725	4.46	2011	Employees	7,429	(**)	01/11/11	01/11/14
							01/11/11	01/11/16
Options exercised	(43)	4.09
Options cancelled (net) or not exercised	(5,348)	6.92

Plans outstanding at 31/12/11	11,273

Options granted (Sharesave)	10,012	3.66	2012	Employees	7,089	(**)	01/11/12	01/11/15
							01/11/12	01/11/17
Options exercised	(3)	4.56
Options cancelled (net) or not exercised	(6,469)	5.34
Plans outstanding at 31/12/12	14,813
Of which:
Executive Options	12	4.54	2003-2004	Executives	2		26/03/06	24/03/13
Sharesave	14,801	5.37	2008-2011	Employees	13,110	(**)	01/11/08	01/11/16

(*)	At 31 December 2012, 2011 and 2010, the euro/pound sterling exchange rate was EUR 1.22534/GBP 1; EUR 1.19717/GBP 1 and EUR 1.16178/GBP 1, respectively.
(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the plan by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme, which commenced in September 2008, was approved by the shareholders at the annual general meeting held on 21 June 2008 and is authorised by the UK tax authorities (HMRC). At the annual general meetings held on 19 June 2009, 11 June 2010, 17 June 2011 and 30 March 2012, the shareholders approved a plan with similar features to the plan approved in 2008.

iii. Fair value

The fair value of each plan granted by the Group is calculated at the grant date. With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately, the amount recognised in the consolidated income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognised regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for the Bank’s shares at the exercise prices and the duration corresponding to most of the sensitivities.

The fair value of the performance share plans was calculated as follows:

•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•

The fair value of the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI12	PI13	PI14
Expected volatility (*)	42.36%	49.65%	51.35%
Annual dividend yield based on last few years	4.88%	6.34%	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	2.04%	3.33%	4.073%

(*)	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model results in a percentage value of 55.42% for the I12 plan, 62.62% for the I13 plan and 55.39% for the l14 plan. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2012	2011	2010
Risk-free interest rate	0.75%-5.2%	1.7%-5.2%	1.7%-5.2%
Dividend increase	4.6%	(2.6)%	8%
Volatility of underlying shares based on historical volatility over five years	20.3%-44.6%	20.3%-42.2%	20.3%-39.4%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

185

48. Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2012	2011	2010
Property, fixtures and supplies	1,918	1,845	1,731
Other administrative expenses	1,742	1,723	1,555
Technology and systems	938	875	798
Advertising	665	695	634
Communications	642	659	670
Technical reports	492	467	428
Per diems and travel expenses	298	313	276
Taxes other than income tax	417	401	376
Surveillance and cash courier services	432	412	401
Insurance premiums	61	65	57

	7,605	7,455	6,926

b)	Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) to their respective auditors, the detail being as follows:

•	The fees for the audit of the financial statements of Group companies amounted to EUR 21 million, the detail being as follows:

	Millions of euros
	2012	2011	2010
Audit of the financial statements of the companies audited by Deloitte	21.0	20.4	21.6
Of which:
Santander UK plc	4.4	3.9	4.1
Santander Holdings USA, Inc.	2.2	2.2	2.5
Banco Santander (Brasil) S.A.	1.8	1.6	1.7
Audit of the Bank’s separate and consolidated financial statements	1.3	1.1	1.1

•	The fees for services similar to the audit of financial statements amounted to EUR 12.5 million, the detail being as follows:

	Millions of euros
	2012	2011	2010
Internal control audit (SOX) and regulatory capital audit (Basel)	5.8	6.2	6.5
Other work and reports required by the various national supervisory bodies of the countries in which the Group operates	6.7	4.6	4.2

	12.5	10.8	10.7

•	Other information

The fees for the audit of the consolidated half-yearly financial statements amounted to EUR 5.8 million (2011: EUR 5.5 million, 2010: EUR 5.4 million). In addition, the Group provided audit services required for the issuance of debt securities and share placements, for EUR 5.5 million -including services related to the flotation in Mexico- (2011: EUR 4.1 million; 2010: EUR 2.5 million), services related to the review of the proper migration of data to new platforms, for EUR 6.2 million (2011: EUR 5.2 million), reviews required by regulatory bodies, for EUR 2.1 million, and for adapting to new regulatory requirements, for EUR 2.7 million, due diligence review work for EUR 1.8 million (2011: EUR 1.5 million; 2010: EUR 0.5 million) and audits of other corporate transactions, for EUR 6.1 million (2011: EUR 5.4 million; 2010: EUR 5.9 million).

The fees for the tax advisory services provided to various Group companies amounted to EUR 4.3 million (2011: EUR 3.8 million; 2010: EUR 3.9 million) and the fees for other non-attest services amounted to EUR 3.1 million (2011: EUR 2.6 million; 2010: EUR 1.7 million).

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the consolidated Audit Law (Legislative Royal Decree 1/2011, of 31 July) and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than Deloitte amounting to EUR 38.7 million (2011: EUR 37 million; 2010: EUR 18.9 million).

49. Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2012	2011	2010
Gains:
On disposal of tangible assets	219	128	206
On disposal of investments	775	1,795	193
Of which:
Santander Consumer USA Inc. (Note 3)	—	872	—
Latam insurance companies (Note 3)	—	908	—
Banco Santander Colombia (Note 3)	619	—	—

	994	1,923	399

Losses:
On disposal of tangible assets	(87)	(76)	(9)
On disposal of investments	(1)	(1)	(40)

	(88)	(77)	(49)

	906	1,846	350

50. Gains / (losses) on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2012	2011	2010
Non-current assets held for sale	(757)	(2,109)	(332)
Impairment (Note 12)	(449)	(2,037)	(298)
Loss on sale (Note 12)	(308)	(72)	(34)
Other gains	—	—	113
Other losses	—	—	(71)

	(757)	(2,109)	(290)

51. Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	31 December 2012
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash and balances with central banks	68,501	45,030	2,061	2,699	—	—	197	118,488	1.74%
Available-for-sale financial assets-
Debt instruments	55	2,050	2,786	7,935	14,656	13,141	47,101	87,724	4.56%
Loans and receivables-
Loans and advances to credit institutions	11,120	26,482	3,406	3,987	1,507	753	6,530	53,785	2.37%
Loans and advances to customers	16,560	39,008	29,608	74,388	103,661	71,068	363,091	697,384	5.31%
Debt instruments	3	945	277	527	1,541	421	3,345	7,059	2.90%

	96,239	113,515	38,138	89,536	121,365	85,383	420,264	964,440	4.62%

Liabilities:
Financial liabilities at amortised cost:
Deposits from central banks	948	4,678	1,173	1	44,138	—	—	50,938	0.77%
Deposits from credit institutions	4,611	25,839	7,863	15,958	11,845	11,076	3,540	80,732	2.81%
Customer deposits	306,051	79,513	34,738	88,012	60,827	13,992	5,971	589,104	1.90%
Marketable debt securities (*)	707	13,616	13,924	44,466	54,158	27,291	46,902	201,064	3.76%
Subordinated liabilities	203	230	280	1,226	1,377	5,169	9,753	18,238	5.45%
Other financial liabilities	4,101	3,309	7,403	211	517	339	3,365	19,245	n.a.

	316,621	127,185	65,381	149,874	172,862	57,867	69,531	959,321	2.38%

Difference (assets less liabilities)	(220,382)	(13,670)	(27,243)	(60,338)	(51,497)	27,516	350,733	5,119

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

Both asset and liability balances with central banks increased following the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone. The European Central Bank (ECB) implemented extraordinary monetary policy measures, including a wider range of collateral and three-year liquidity auctions.

The Group continued to go to these auctions and deposit in the ECB most of the funds captured, significantly increasing the liquidity buffer and improving its structure by replacing short-term maturities by longer term funding. The Group’s net borrowing position from the ECB was EUR 2 thousand million at 31 December 2012, due mainly to Banco Santander Totta, S.A.

	31 December 2011
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash and balances with central banks	68,634	21,921	2,772	3,130	66	—	1	96,524	5.59%
Available-for-sale financial assets-
Debt instruments	84	3,650	2,288	9,131	14,734	11,446	40,256	81,589	5.25%
Loans and receivables-
Loans and advances to credit institutions	12,963	16,476	1,385	2,652	1,547	1,841	5,525	42,389	4.22%
Loans and advances to customers	24,468	39,916	32,585	79,727	102,718	67,432	383,450	730,296	6.77%
Debt instruments	58	1,688	737	339	399	1,220	2,399	6,840	3.34%

	106,207	83,651	39,767	94,979	119,464	81,939	431,631	957,638	6.38%

Liabilities:
Financial liabilities at amortised cost:
Deposits from central banks	113	9,601	5	1	—	25,276	—	34,996	1.63%
Deposits from credit institutions	2,276	27,970	10,756	14,897	10,983	14,331	160	81,373	5.69%
Customer deposits	299,631	87,398	40,465	74,515	63,284	14,301	9,383	588,977	2.64%
Marketable debt securities (*)	503	8,093	13,532	23,325	52,077	33,899	57,681	189,110	3.32%
Subordinated liabilities	77	1	2	237	2,846	3,402	16,427	22,992	6.38%
Other financial liabilities	6,184	2,637	6,274	367	1,632	420	707	18,221	n.a

	308,784	135,700	71,034	113,342	130,822	91,629	84,358	935,669	3.10%

Difference (assets less liabilities)	(202,577)	(52,049)	(31,267)	(18,363)	(11,358)	(9,690)	347,273	21,969

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	31 December 2010
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash and balances with central banks	64,653	8,354	2,664	2,031	66	—	17	77,785	4.71%
Available-for-sale financial assets-
Debt instruments	291	1,939	1,395	5,836	26,329	11,086	32,813	79,689	5.23%
Loans and receivables-
Loans and advances to credit institutions	10,205	17,131	2,017	3,551	2,511	1,199	8,194	44,808	3.67%
Loans and advances to customers	19,338	35,294	33,879	77,766	105,792	74,138	369,414	715,621	5.33%
Debt instruments	30	1,556	867	1,046	932	409	3,589	8,429	2.04%

	94,517	64,274	40,822	90,230	135,630	86,832	414,027	926,332	5.16%

Liabilities:
Financial liabilities at amortised cost:
Deposits from central banks	704	7,486	305	2	65	82	—	8,644	1.12%
Deposits from credit institutions	3,603	22,172	9,116	12,272	9,218	10,500	4,012	70,893	4.23%
Customer deposits	282,895	71,286	47,990	79,457	68,481	16,467	14,809	581,385	2.88%
Marketable debt securities (*)	1,669	8,869	10,356	20,403	63,476	25,960	57,496	188,229	2.48%
Subordinated liabilities	69	20	1,361	137	2,318	1,776	24,794	30,475	5.98%
Other financial liabilities	8,151	2,516	4,539	351	2,643	403	740	19,343	N/A

	297,091	112,349	73,667	112,622	146,201	55,188	101,851	898,969	2.99%

Difference (assets less liabilities)	(202,574)	(48,075)	(32,845)	(22,392)	(10,571)	31,644	312,176	27,363

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2012		2011		2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash and balances with central banks	70,756	—	73,487	—	69,690	—
Financial assets/liabilities held for trading	106,813	80,893	110,645	89,833	112,990	96,089
Other financial assets at fair value through profit or loss	10,448	10,480	7,457	23,442	18,271	20,154
Available-for-sale financial assets	50,144	—	44,248	—	45,491	—
Loans and receivables	468,303	—	470,114	—	453,787	—
Investments	3,336	—	3,161	—	161	—
Tangible assets	5,667	—	5,349	—	5,270	—
Intangible assets	24,269	—	24,374	—	24,024	—
Financial liabilities at amortised cost	—	560,483	—	544,218	—	537,904
Liabilities under insurance contracts	—	—	—	—	—	9,516
Other	21,050	51,045	20,811	45,275	20,877	43,440

	760,786	702,901	759,646	702,768	750,561	707,103

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortised cost in the accompanying consolidated balance sheet.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2012		2011		2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Assets	amount	value	amount	value	amount	value
Loans and receivables:
Loans and advances to credit institutions	53,785	54,397	42,389	42,351	44,808	45,103
Loans and advances to customers	697,384	704,055	730,296	741,556	715,621	721,887
Debt instruments	7,059	7,241	6,840	6,583	8,429	8,097

	758,228	765,693	779,525	790,490	768,858	775,087

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2012		2011		2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Liabilities	amount	value	amount	value	amount	value
Financial liabilities at amortised cost:
Deposits from central banks	50,938	50,938	34,996	34,996	8,644	8,644
Deposits from credit institutions	80,732	81,819	81,373	82,287	70,893	71,036
Customer deposits	589,104	590,278	588,977	589,173	581,385	582,624
Marketable debt securities	201,064	204,014	189,110	190,410	188,229	189,671
Subordinated liabilities	18,238	18,356	22,992	25,175	30,475	32,006
Other financial liabilities	19,245	19,246	18,221	18,194	19,343	19,282

	959,321	964,651	935,669	940,235	898,969	903,263

52. Geographical and business segment reporting

a)	Geographical segments

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities. This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the Corporate Activities Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Santander UK), Latin America and the United States, based on the location of the Group’s assets.

The Continental Europe area encompasses all the Commercial Banking (including the Private Banking entity Banco Banif, S.A.), Wholesale Banking and Asset Management and Insurance business activities carried on in Europe with the exception of the United Kingdom. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialised units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business. The United States area includes the businesses of Sovereign Bank and Santander Consumer USA Inc.

The Corporate Activities segment includes the centralised management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitisations. The Corporate Activities segment also manages all the property exposure held by the Group in Spain through a corporate area created in 2009 and specialised in this type of property asset; this area encompasses the entire business cycle -commercial management, legal and court proceedings and sales- and directly reports to senior management. Finally, as the Group’s holding unit, this segment handles the total capital and reserves, capital allocations and liquidity with the other businesses.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group. In 2012 the consumer credit business relating to the United Kingdom was incorporated in the United Kingdom and that relating to the United States was incorporated in the US, in both cases after an exit from Continental Europe. As a result, the segment reporting figures for 2011 and 2010 have been recalculated in order to facilitate their comparison with the figures for 2012.

Consequently, the sum of the figures in the various segment income statements is equal to those in the consolidated income statements. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group’s balance sheet.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of gross income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2012
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Intra-Group eliminations	Total
Loans and advances to customers	285,146	250,527	140,090	41,331	3,388	—	720,482
Financial assets held for trading (excluding loans and advances)	87,451	38,177	28,403	275	4,606	—	158,912
Available-for-sale financial assets	21,595	6,718	23,499	14,791	25,663	—	92,266
Loans and advances to credit institutions	54,889	18,123	25,799	714	45,752	(71,377)	73,900
Non-current assets	5,857	2,561	4,490	560	3,828	—	17,296
Other asset accounts	51,735	43,620	46,753	5,265	154,312	(94,913)	206,772

Total assets / liabilities and equity	506,673	359,726	269,034	62,936	237,549	(166,290)	1,269,628

Customer deposits	258,691	194,452	134,765	38,116	615	—	626,639
Marketable debt securities	37,049	73,919	28,107	820	66,074	—	205,969
Subordinated liabilities	293	5,534	5,733	1,986	4,692	—	18,238
Liabilities under insurance contracts	1,425	—	—	—	—	—	1,425
Deposits from central banks and credit institutions	85,297	29,253	32,089	14,214	63,490	(71,377)	152,966
Other liability accounts	92,636	43,416	47,931	2,621	22,989	(24,891)	184,702
Equity (share capital and reserves)	31,282	13,152	20,409	5,179	79,689	(70,022)	79,689

Other customer funds under management	43,391	13,919	60,831	—	—	—	118,141

Investment funds	27,079	13,919	48,178	—	—	—	89,176
Pension funds	10,076	—	—	—	—	—	10,076
Assets under management	6,236	—	12,653	—	—	—	18,889

Customer funds under management	339,424	287,823	229,437	40,922	71,381	—	968,987

The Corporate Activities segment acts as the Group’s holding company. Therefore, it manages all equity (share capital and reserves of all the units) and determines the allocation thereof to each unit. The Group’s equity (EUR 79,689 million) is initially assigned to this segment, and is then allocated in accordance with corporate policies to the business units (EUR 70,022 million). This allocation is shown as an asset of the Corporate Activities segment (included in Other asset accounts) and as a liability of each business unit (included in Equity (share capital and reserves)). Therefore, the allocation is reflected in the intra-Group elimination adjustment balance sheet in order not to duplicate the balances and obtain the total consolidated balance sheet for the Group.

	Millions of euros
	2011
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Intra-Group eliminations	Total
Loans and advances to customers	311,536	255,700	139,867	40,193	2,804	—	750,100
Financial assets held for trading (excluding loans and advances)	78,803	41,440	31,705	271	7,727	—	159,946
Available-for-sale financial assets	24,640	55	26,186	12,435	23,297	—	86,613
Loans and advances to credit institutions	51,504	16,808	19,181	678	59,582	(96,027)	51,726
Non-current assets	5,030	2,290	4,312	493	4,715	—	16,840
Other asset accounts	26,501	39,855	53,594	5,706	138,783	(78,138)	186,301

Total assets / liabilities and equity	498,014	356,148	274,845	59,776	236,908	(174,165)	1,251,526

Customer deposits	247,582	194,318	134,078	36,883	19,672	—	632,533
Marketable debt securities	39,390	70,823	23,253	1,653	62,253	—	197,372
Subordinated liabilities	965	8,260	6,015	2,275	5,477	—	22,992
Liabilities under insurance contracts	517	—	—	—	—	—	517
Deposits from central banks and credit institutions	83,491	31,203	46,813	11,564	66,093	(96,027)	143,137
Other liability accounts	95,460	38,512	45,170	2,859	6,298	(10,439)	177,860
Equity (share capital and reserves)	30,609	13,032	19,516	4,542	77,115	(67,699)	77,115

Other customer funds under management	45,809	15,744	69,902	1	—	—	131,456

Investment funds	31,038	15,744	55,829	—	—	—	102,611
Pension funds	9,645	—	—	—	—	—	9,645
Assets under management	5,126	—	14,073	1	—	—	19,200

Customer funds under management	333,746	289,145	233,248	40,812	87,402	—	984,353

	Millions of euros
	2010
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Intra-Group eliminations	Total
Loans and advances to customers	308,985	237,117	127,268	48,138	2,645	—	724,153
Financial assets held for trading (excluding loans and advances)	57,690	45,187	31,580	211	5,123	—	139,791
Available-for-sale financial assets	23,608	204	30,697	10,438	21,288	—	86,235
Loans and advances to credit institutions	66,528	29,178	21,632	1,077	36,869	(75,429)	79,855
Non-current assets	4,893	2,325	4,880	578	1,908	—	14,584
Other asset accounts	21,776	42,082	57,186	3,795	139,496	(91,452)	172,883

Total assets / liabilities and equity	483,480	356,093	273,243	64,237	207,329	(166,881)	1,217,501

Customer deposits	247,715	184,548	137,848	32,007	14,258	—	616,376
Marketable debt securities	42,392	64,326	15,376	7,967	62,812	—	192,873
Subordinated liabilities	1,740	8,143	5,683	2,781	12,128	—	30,475
Liabilities under insurance contracts	933	1	9,515	—	—	—	10,449
Deposits from central banks and credit institutions	68,437	57,203	38,103	15,164	36,634	(75,429)	140,112
Other liability accounts	95,238	29,940	45,913	2,893	11,075	(28,265)	156,794
Equity (share capital and reserves)	27,025	11,932	20,805	3,425	70,422	(63,187)	70,422

Other customer funds under management	53,968	14,369	77,180	30	—	—	145,547

Investment funds	37,519	14,369	61,622	—	—	—	113,510
Pension funds	10,965	—	—	—	—	—	10,965
Assets under management	5,484	—	14,800	30	—	—	20,314
Savings insurance	—	—	758	—	—	—	758

Customer funds under management	345,813	271,386	236,087	42,785	89,198	—	985,269

	Millions of euros
	2012
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Total
NET INTEREST INCOME	9,470	3,559	17,881	1,695	(2,458)	30,147
Dividends	289	1	60	20	53	423
Share of results of entities accounted for using the equity method	27	(5)	183	341	(119)	427
Net fee and commission income/(expense)	3,626	1,238	5,097	378	(31)	10,308
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	461	1,231	1,071	244	133	3,140
Other operating income/(expenses)	(17)	22	(357)	(74)	534	108
GROSS INCOME	13,856	6,046	23,935	2,604	(1,888)	44,553
General administrative expenses	(5,640)	(2,356)	(8,198)	(1,029)	(705)	(17,928)
Staff costs	(3,496)	(1,475)	(4,617)	(566)	(169)	(10,323)
Other general administrative expenses	(2,144)	(881)	(3,581)	(463)	(536)	(7,605)
Depreciation and amortisation charge	(662)	(385)	(865)	(145)	(132)	(2,189)
Provisions (net)	(38)	(522)	(1,027)	(170)	135	(1,622)
Impairment losses	(4,127)	(1,246)	(7,381)	(265)	(5,887)	(18,906)
PROFIT (LOSS) FROM OPERATIONS	3,389	1,537	6,464	995	(8,477)	3,908
Impairment losses on non-financial assets	(131)	—	(17)	(24)	(336)	(508)
Other income and charges	(153)	(1)	226	8	69	149
PROFIT (LOSS) BEFORE TAX	3,105	1,536	6,673	979	(8,744)	3,549
Income tax	(736)	(361)	(1,502)	(168)	2,192	(575)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	2,369	1,175	5,171	811	(6,552)	2,974
Loss from discontinued operations	(7)	—	—	—	—	(7)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	2,362	1,175	5,171	811	(6,552)	2,967
Attributable to non-controlling interests	57	—	866	—	(161)	762
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	2,305	1,175	4,305	811	(6,391)	2,205

	Millions of euros
	2011						2010
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Total	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Total
NET INTEREST INCOME	8,875	4,356	16,473	3,289	(2,172)	30,821	8,320	4,941	14,678	3,113	(1,828)	29,224
Dividends	264	1	71	1	57	394	217	—	80	1	64	362
Share of results of entities accounted for using the equity method	14	1	37	—	5	57	9	—	10	—	(2)	17
Net fee and commission income (expense)	3,774	1,079	4,992	643	(16)	10,472	3,483	1,035	4,661	596	(40)	9,735
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	232	405	1,067	192	420	2,316	837	462	1,409	38	(141)	2,605
Other operating income/(expenses)	119	25	(199)	(56)	129	18	170	29	(163)	(67)	137	106
GROSS INCOME	13,278	5,867	22,441	4,069	(1,577)	44,078	13,036	6,467	20,675	3,681	(1,810)	42,049
General administrative expenses	(5,660)	(2,243)	(7,983)	(1,162)	(733)	(17,781)	(5,030)	(2,280)	(7,192)	(1,065)	(688)	(16,255)
Staff costs	(3,531)	(1,415)	(4,455)	(640)	(285)	(10,326)	(3,194)	(1,314)	(3,955)	(599)	(267)	(9,329)
Other general administrative expenses	(2,129)	(828)	(3,528)	(522)	(448)	(7,455)	(1,836)	(966)	(3,237)	(467)	(420)	(6,926)
Depreciation and amortisation charge	(600)	(352)	(926)	(126)	(105)	(2,109)	(601)	(311)	(778)	(117)	(133)	(1,940)
Provisions (net)	(142)	(964)	(1,232)	(43)	(220)	(2,601)	(15)	(157)	(990)	(85)	114	(1,133)
Impairment losses	(3,528)	(634)	(5,447)	(1,005)	(1,254)	(11,868)	(3,134)	(986)	(4,687)	(1,368)	(268)	(10,443)
PROFIT (LOSS) FROM OPERATIONS	3,348	1,674	6,853	1,733	(3,889)	9,719	4,256	2,733	7,028	1,045	(2,784)	12,278
Impairment losses on non-financial assets	53	—	(38)	(118)	(1,414)	(1,517)	(48)	—	(12)	(19)	(207)	(286)
Other income and charges	(303)	(3)	241	—	(198)	(263)	(55)	46	255	(7)	(179)	60
PROFIT (LOSS) BEFORE TAX	3,098	1,671	7,056	1,615	(5,501)	7,939	4,153	2,779	7,271	1,019	(3,170)	12,052
Income tax	(718)	(448)	(1,653)	(557)	1,600	(1,776)	(1,023)	(756)	(1,693)	(318)	867	(2,923)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	2,380	1,223	5,403	1,058	(3,901)	6,163	3,130	2,023	5,578	701	(2,303)	9,129
Loss from discontinued operations	(24)	—	—	—	—	(24)	(14)	—	—	—	(13)	(27)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	2,356	1,223	5,403	1,058	(3,901)	6,139	3,116	2,023	5,578	701	(2,316)	9,102
Attributable to non-controlling interests	69	—	739	48	(68)	788	74	—	850	22	(25)	921
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	2,287	1,223	4,664	1,010	(3,833)	5,351	3,042	2,023	4,728	679	(2,291)	8,181

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/Losses on financial assets and liabilities (net) and Other operating income in the accompanying consolidated income statements for 2012, 2011 and 2010.

	Revenue (millions of euros)
	Revenue from external customers			Inter-segment revenue			Total revenue
Segment	2012	2011	2010	2012	2011	2010	2012	2011	2010
Continental Europe	27,012	30,585	27,538	893	565	130	27,905	31,150	27,668
United Kingdom	12,582	10,674	10,201	72	176	92	12,654	10,850	10,293
Latin America	37,287	40,046	35,197	200	(176)	(414)	37,487	39,870	34,783
United States	3,004	2,865	2,850	(23)	(40)	(42)	2,981	2,825	2,808
Corporate activities	2,411	717	(477)	4,462	2,400	2,980	6,873	3,117	2,503
Inter-segment revenue adjustments and eliminations	—	—	—	(5,604)	(2,925)	(2,746)	(5,604)	(2,925)	(2,746)

	82,296	84,887	75,309	—	—	—	82,296	84,887	75,309

b)	Business segments

At this secondary level of segment reporting, the Group is structured into commercial banking, asset management and insurance and global wholesale banking; the sum of these three segments is equal to that of the primary operating geographical segments. Total figures for the Group are obtained by adding to the business segments the data for the corporate activities segment.

The commercial banking segment encompasses the entire commercial banking business (except for the corporate banking business managed globally using the global relationship model). The asset management and insurance segment includes the contribution to the Group arising from the design and management of the investment fund, pension and insurance businesses of the various units. The global wholesale banking segment reflects the returns on the global corporate banking business, those on investment banking and markets worldwide, including all the globally managed treasury departments and the equities business.

The condensed income statements and other significant data are as follows:

	Millions of euros
	2012					2011					2010
(Condensed) income statement	Commercial banking	Global wholesale banking	Asset management and insurance	Corporate activities	Total	Commercial banking	Global wholesale banking	Asset management and insurance	Corporate activities	Total	Commercial banking	Global wholesale banking	Asset management and insurance	Corporate activities	Total
NET INTEREST INCOME	29,986	2,501	118	(2,458)	30,147	30,319	2,416	258	(2,172)	30,821	28,487	2,336	229	(1,828)	29,224
Income from equity instruments	121	249	—	53	423	95	242	—	57	394	100	197	1	64	362
Share of results of entities accounted for using the equity method	399	—	147	(119)	427	23	—	29	5	57	19	—	—	(2)	17
Net fee and commission income (expense)	8,804	1,162	373	(31)	10,308	8,929	1,149	410	(16)	10,472	8,042	1,288	445	(40)	9,735
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	2,215	785	7	133	3,140	1,103	788	5	420	2,316	1,338	1,359	49	(141)	2,605
Other operating income/(expenses)	(655)	7	222	534	108	(556)	12	433	129	18	(389)	(30)	388	137	106
GROSS INCOME	40,870	4,704	867	(1,888)	44,553	39,913	4,607	1,135	(1,577)	44,078	37,597	5,150	1,112	(1,810)	42,049
General administrative expenses	(15,494)	(1,455)	(274)	(705)	(17,928)	(15,242)	(1,488)	(318)	(733)	(17,781)	(13,911)	(1,346)	(310)	(688)	(16,255)
Staff costs	(9,055)	(943)	(156)	(169)	(10,323)	(8,877)	(987)	(177)	(285)	(10,326)	(8,000)	(895)	(167)	(267)	(9,329)
Other general administrative expenses	(6,439)	(512)	(118)	(536)	(7,605)	(6,365)	(501)	(141)	(448)	(7,455)	(5,911)	(452)	(143)	(420)	(6,926)
Depreciation and amortisation charge	(1,867)	(155)	(35)	(132)	(2,189)	(1,827)	(134)	(43)	(105)	(2,109)	(1,609)	(146)	(52)	(133)	(1,940)
Provisions (net)	(1,718)	(25)	(14)	135	(1,622)	(2,321)	(14)	(46)	(220)	(2,601)	(1,226)	(6)	(15)	114	(1,133)
Impairment losses	(12,756)	(262)	(1)	(5,887)	(18,906)	(10,469)	(144)	(1)	(1,254)	(11,868)	(10,170)	(2)	(3)	(268)	(10,443)
PROFIT (LOSS) FROM OPERATIONS	9,035	2,807	543	(8,477)	3,908	10,054	2,827	727	(3,889)	9,719	10,681	3,649	732	(2,784)	12,278
Net impairment losses on non-financial assets	(147)	(25)	—	(336)	(508)	(82)	(21)	—	(1,414)	(1,517)	(68)	(10)	(1)	(207)	(286)
Other non-financial gains/(losses)	71	2	7	69	149	(56)	—	(9)	(198)	(263)	234	5	—	(179)	60
PROFIT (LOSS) BEFORE TAX	8,959	2,784	550	(8,744)	3,549	9,916	2,806	718	(5,501)	7,939	10,847	3,644	731	(3,170)	12,052
Income tax	(1,869)	(750)	(148)	2,192	(575)	(2,392)	(753)	(231)	1,600	(1,776)	(2,614)	(972)	(204)	867	(2,923)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	7,090	2,034	402	(6,552)	2,974	7,524	2,053	487	(3,901)	6,163	8,233	2,672	527	(2,303)	9,129
Loss from discontinued operations	(7)	—	—	—	(7)	(24)	—	—	—	(24)	(14)	—	—	(13)	(27)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	7,083	2,034	402	(6,552)	2,967	7,500	2,053	487	(3,901)	6,139	8,219	2,672	527	(2,316)	9,102
Attributable to non-controlling interests	697	207	19	(161)	762	591	214	51	(68)	788	646	241	59	(25)	921
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	6,386	1,827	383	(6,391)	2,205	6,909	1,839	436	(3,833)	5,351	7,573	2,431	468	(2,291)	8,181

53. Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Group with its related parties, distinguishing between associates and jointly controlled entities, members of the Bank’s board of directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised.

	Millions of euros
	2012				2011				2010
	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties
Assets:
Loans and advances to credit institutions	5,635	—	—	—	5,855	—	—	—	3,921	—	—	—
Loans and advances to customers	544	7	33	1,233	146	19	31	1,508	144	15	30	1,330
Debt instruments	447	—	—	184	506	—	—	394	594	—	—	534
Liabilities:
Deposits from credit institutions	(422)	—	—	—	(1,136)	—	—	—	(231)	—	—	—
Customer deposits	(122)	(14)	(15)	(529)	(114)	(22)	(27)	(364)	(183)	(16)	(59)	(498)
Marketable debt securities	—	—	—	—	—	—	—	—	—	—	—	(2,828)
Income statement:
Interest and similar income	94	—	—	36	155	—	—	35	78	—	—	173
Interest expense and similar charges	(4)		(1)	(5)	(2)	—	(1)	(4)	(3)	—	(1)	(19)
Gains/losses on financial assets and liabilities	59	—	—	24	12	—	—	20	37	—	—	9
Fee and commission income	43	—	—	14	50	—	—	9	41	—	—	19
Fee and commission expense	(31)	—	—	—	(38)	—	—	—	(13)	—	—	—
Other:
Contingent liabilities	—	—	—	303	222	—	—	590	2	—	—	442
Contingent commitments	3,431	1	7	3	257	1	10	3	90	1	5	3
Derivative financial instruments	9,142	—	—	2,652	10,387	—	—	4,458	6,878	—	—	1,378

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 372 million at 31 December 2012 (31 December 2011: EUR 2,146 million; 31 December 2010: EUR 2,220 million).

54 Risk management

1. CORPORATE RISK MANAGEMENT, CONTROL AND APPETITE PRINCIPLES

1.1 Corporate principles

The Group’s risk management model underlying the business model is based on the following principles:

•

Independence of the risk function with respect to the business. The head of the Group’s risk division, as third deputy chairman and as chairman of the risk committee, reports directly to the executive committee and the board. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of senior management in the decision-making process.

•

Decisions by consensus, in order to ensure that different opinions are taken into account and avoid individual decision making, even at branch level. Decisions on credit transactions taken jointly by the risk and commercial areas, and the ultimate decision lies with the risk area in the event of discrepancy.

•

Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval and risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

•	Centralised control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk, all businesses, and all geographical areas).

At the Group, the risk management and control process is conducted as follows:

•	Definition of risk appetite, the purpose of which is to delimit, synthetically and explicitly, the levels and types of risk the Group is willing to assume in the performance of its business.

•

Establishment of risk policies and procedures, which constitute the basic regulatory framework governing risk activities and processes. The local risk units use the mirror structures they have established to transpose the corporate risk regulations into their internal policies.

•

Construction, independent validation and approval of the risk models developed pursuant to corporate methodological guidelines. These tools enable Santander to systematise the risk origination, monitoring and recovery processes, the calculation of expected loss and capital required, and the measurement of the held-for-trading portfolio.

•

Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which the Group’s risk profile matches the risk policies approved and the risk limits set.

1.2 Risk culture

The Group’s risk culture is based on the principles of the Group’s risk management model detailed above and is transmitted to all of the organisation’s business and management units, supported, inter alia, by the following levers:

•

At the Group, the risk function is independent from the business units. This allows its criteria and opinions to be taken into account in the various spheres in which the Group’s businesses are carried on.

•

The structure of the delegation of powers at the Group requires a large number of transactions to be submitted for decision by one of the Group’s central services risk committees, namely the global risk unit committee, the risk committee or the Group’s executive committee. The highly frequent nature of the meetings of these risk acceptance and monitoring committees (twice a week in the case of the risk committee; once a week in the case of the executive committee) enables a high degree of agility in the resolution of proposals while, at the same time, ensuring the assiduous participation of senior management in the daily management of the Group’s various risks.

•

The Group has detailed action manuals and policies regarding risk management. The risk and business teams hold periodic business orientation meetings which establish approaches that are in line with the Group’s risk culture. Similarly, risk and business executives participate as speakers at the meetings of the Group central services’ various transaction resolution committees mentioned above, and this facilitates the transmission of the criteria and approaches emanating from senior management to both the teams of executives and the organisation’s other risk committees. The non-assignment of personal powers requires all decisions to be taken by group bodies, which makes decision-making more rigorous and transparent.

•

Limit plan: the Group has implemented a risk limit system, which is updated at least once a year and encompasses both credit risk and the various trading, liquidity and structural market risk exposures (for each business unit and by risk factor). Credit risk management is supported by credit management programmes (individual customers and small businesses), rating systems (exposures to medium-sized and large companies) and pre-classifications (large corporate customers and financial counterparties).

•

The exposure information and aggregation systems in place at the Group allow it to monitor exposures on a daily basis, to check that the approved limits are complied with systematically, and to adopt, if necessary, the appropriate corrective measures.

•	The main risks are analysed not only when they are originated or when problems arise in the ordinary recovery process, but also on an ongoing basis for all customers.

•

Other procedures supporting the transmission of the risk culture are the training activities performed at the corporate risk school, the remuneration and incentives policy -which always includes performance-based variables that take into account risk quality and the Group’s long-term results-, employees’ strict adherence to the general codes of conduct and systematic, independent action taken by the internal audit services.

1.3 Risk appetite at the Group

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur which, taking into account severe but possible scenarios, might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The board of directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two. The risk appetite is determined both for the Group as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each unit/market. At local level, the boards of directors of the related subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group’s executive committee.

Senior management is responsible for achieving the desired risk profile -which is reflected in the approved annual budget and in the medium-term strategic plan-, and for the day-to-day management of risk. Thus, it ensures that the habitual limit structures formalised for each risk are properly connected to the established risk appetite metrics.

These limit structures for each risk are complementary to the risk appetite and fundamental to the articulation of an effective management thereof on a day-to-day basis. If the established risk appetite levels are reached, once the board has been informed the required management measures must be adopted so that the desired risk profile can be restored.

Every quarter, the risk committee and the executive committee of the Group check compliance with the risk appetite at both Group and business unit level.

Risk appetite framework

The Group’s risk appetite framework contains both quantitative and qualitative elements making up a group of primary metrics and a separate series of supplementary indicators.

Quantitative elements of the risk appetite

The primary quantitative metrics of the risk appetite are as follows:

•	The maximum losses the Group is willing to assume,

•	The minimum capital position the Group wishes to maintain, and

•	The minimum liquidity position the Group wishes to have.

These metrics are calculated for severe stress scenarios that are unlikely but possible.

Also, the Group has a series of transversal metrics aimed at limiting excessive concentration of the risk profile, both in terms of risk factors and from the perspective of customers, businesses, geographical areas and products.

Losses

One of the three primary metrics used to formulate the Group’s risk appetite is expressed in terms of the maximum unexpected effect on results that the Group is willing to accept in the event of adverse scenarios that are plausible but unlikely to occur.

These scenarios affect mainly both the losses arising from credit risk exposure of retail and wholesale portfolios (considering both the direct credit loss and the reduction in margin) and the potential adverse effect of the exposure to market risk. After applying these credit and market impacts to the budgeted results, in the context of the monitoring of the risk appetite, senior management assesses whether the resulting margin is sufficient to absorb any unexpected effects arising from technology and operational risk and compliance and reputational risk.

The time horizon for the materialisation of the adverse effects for all the risks considered is usually twelve months, except in the case of credit risk, for which a supplementary impact analysis is performed with a three-year time horizon. In any case, the time horizon for the formulation of the risk appetite is one year.

With regard to this loss metric, the Group’s risk appetite establishes that the combined effect on all risks arising from these scenarios must be lower than the net margin after ordinary provisions, i.e. ordinary profit before tax.

Capital position

The Group has decided to operate with an ample capital base that enables it not only to meet regulatory requirements but also to have a reasonable capital buffer. It has set a target core capital ratio of more than 9%, defined in terms of Basel II, and has also established minimum return on risk-adjusted capital (RORAC) targets at Group level.

Also, in view of the related stress scenarios referred to in the preceding section, the Group’s risk appetite establishes that its risk profile must be such that the unexpected effect of these stress scenarios does not impair the core capital ratio by more than 100 b.p.

This capital approach included in the risk appetite framework is complementary to and consistent with the capital target for the Group that was approved as part of the capital planning process (Pillar II) implemented at the Group for a period of three years.

Liquidity position

The liquidity management model at the Group is based on the following principles:

•	Decentralised liquidity model.

•	Needs arising from medium- and long-term business activities must be financed with medium- and long-term instruments.

•	High proportion of customer deposits in a balance sheet of a commercial nature.

•	Diversification of wholesale funding sources by: instruments/investors; markets/currencies; and maturity periods.

•	Limited recourse to short-term financing.

•	Availability of a sufficient liquidity reserve, including the capacity for discounting at central banks to be used in adverse situations.

In view of the Group’s desire to have a structure based on autonomous subsidiaries, liquidity management is performed at each subsidiary, with the related control being exercised at corporate level. Therefore, each of the subsidiaries has to be self-sufficient in terms of the availability of liquidity.

Supplementary quantitative metrics of concentration risk appetite

The Group wishes to maintain a widely diversified risk portfolio from the perspective of its exposure to large risks, to certain markets and to specific products. This is obtained primarily by virtue of its focus on the retail banking business with a high level of international diversification.

Concentration risk is measured using the following metrics for which risk appetite thresholds are established as a proportion of capital or loans and credits (generally):

•

Customer (in proportion to capital): a) maximum individual net exposure to corporate customers (also, customers with internal ratings below the investment grade equivalent and which exceed a certain exposure level are monitored); b) maximum aggregate net exposure to the Group’s 20 largest corporate customers (Top 20); c) maximum aggregate net exposure of the exposures considered to be large exposures (corporate and financial customers); and d) maximum effect on earnings before tax (EBT) of the simultaneous default of the five largest corporate exposures (jump to default Top 5).

•	Sector: maximum exposure of the corporate portfolio in a given economic sector as a percentage of loans and credits (both total loans and credits and those to the corporate segment).

•

Portfolios with a high risk profile (defined as retail portfolios with percentage risk premiums above the established threshold): maximum percentages of exposure to this type of portfolio as a proportion of loans and credits (both total and retail loans and credits) and for the various business units.

Qualitative elements of the risk appetite

In general, the Group’s risk appetite framework is based on maintaining the following qualitative objectives:

•

A predictable general medium-low risk profile based on a business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritises the relationship with the customer base in the Group’s principal markets.

•	A target rating of between AA- and A-, both at Group level and for the local units (at local scale), based on the environment and on the performance of sovereign risk.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify funding sources and maturities.

•

A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimising the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardise the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•

To maintain a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•

The confidence of customers, shareholders, employees and professional counterparties, enabling the Group to conduct its business within the bounds of its social and reputational commitment, in accordance with its strategic objectives.

•

The availability of sufficient and adequate human resources, systems and tools in order to enable Santander Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•

The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

Risk appetite and living will

The Group has a corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms and it ensures that no subsidiary has a risk profile that might jeopardise the Group’s solvency.

In 2010 the Group filed its corporate living will with the supervisor of the consolidated Group, the Bank of Spain. As required, the living will included a recovery plan and all the information required to plan a possible liquidation (resolution plan). Also, although it was not required, in 2010 more summarised individual plans were prepared for the important geographical units, including Brazil, Mexico, Chile, Portugal and the UK.

In 2012 the third version of the corporate living will was prepared. As with the first two versions in 2011 and 2010, the Group submitted the third version of the recovery plan to its CMG (Crisis Management Group) in July 2012. The 2012 living will comprises the corporate plan (corresponding to Banco Santander, S.A.) and the individual plans for most of its most important local units (UK, Brazil, Mexico and Sovereign). Particularly noteworthy is the case of the UK, where, irrespective of the obligation to be part of the corporate living will, a complete version was prepared in compliance with local regulatory initiatives.

Mention must be made of the important contribution that the preparation of the corporate living will makes to the conceptual delimitation of the Group’s risk appetite and risk profile.

2. CORPORATE GOVERNANCE OF THE RISK FUNCTION

The risk committee is responsible for proposing the Group’s risk policy for approval by the board within its governing and supervisory powers. Furthermore, the committee ensures that the Group’s activities are consistent with its risk appetite level and, in this regard, it sets global limits for the main risk exposures, which it reviews systematically, and decides upon any transactions that exceed the powers delegated to lower-ranking bodies.

The risk committee, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the third deputy chairman of the Group and also comprises a further four directors of the Bank.

The responsibilities assigned to the risk committee are essentially as follows:

•	To propose to the board the Group’s risk policy, which will identify, in particular:

•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group;

•	The information and internal control systems to be used to control and manage these risks;

•	The level of risk deemed acceptable by the Group;

•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialise.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To authorise the management tools and risk models and ascertain the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow such remarks and recommendations as may periodically be made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

The risk committee has delegated certain of its powers to risk subcommittees which are structured by geographical area, business line and type of risk, all of which are defined in the corporate risk governance model.

In addition, both the executive committee and the board of directors of the Bank pay particular attention to the management of the Group’s risks.

The third deputy chairman of the Group is the person ultimately responsible for risk management. He is also a member of the board of directors and chairman of the risk committee, and two general risk units report to him. These units are independent of the business areas from both a hierarchical and functional standpoint, and their organisational and functional structure is as follows:

•

The risk unit (“DGR”). The DGR is responsible for the executive credit risk and financial risk management functions and is adapted to the structure of the business, both by type of customer and by activity and geographical area (global/local perspective).

The areas of the risk unit are divided into two blocks:

•

A corporate structure, with global-reaching responsibilities (“all risks, all geographical areas”), which establishes the risk policies, methodologies and control systems. This block, which is called intelligence and global control, encompasses the following areas/functions: solvency risk, market risk and methodology.

•

A business structure, centred on the performance and management integration of the risk function in the Group’s commercial, global and local businesses. This block, which is called performance and management integration, encompasses the following areas/functions: standardised risk management, individualised corporates risk management, global loan recoveries, wholesale banking risk management, Santander Consumer Finance risk management and global business risk management.

Between these two blocks is the corporate management integration area the purpose of which is to intensify and systematise the use of corporate risk management models (for credit, market and structural risk), to accelerate their implementation and to ensure their integration in the management of all Group entities.

The above structure is complemented by a global systematic governance area, which supports and advises the risk unit and is responsible for implementing the organisational model and ensuring the effective execution of internal control (including quality control procedures), and by a corporate development and management area that leads the risk unit’s initiatives and projects, which involve several areas and/or local units, such as a common reporting model and a global corporate platform.

The scope of action of these functions is global, i.e. they feature in all the units in which the risk division acts and this structure is mirrored in the local units. The fundamental elements through which the global functions are replicated in each unit are the corporate frameworks. These are the central elements for disseminating and transferring global practices, reflecting the action policies and criteria for each area and establishing the Group’s compliance standards to be applied at all local units.

In general, it is possible to distinguish the main functions performed by the global areas of the DGR and by the units:

•

The risk unit establishes risk policies and criteria, global limits and decision-making and control processes, it generates management schemes, systems and tools and it adapts the best practices of both the banking industry and the various local units for their application in the Group.

•

The local units apply the policies and systems to the local market; they adapt the management schemes and organisation to the corporate frameworks; they contribute criticism and best practices; and they lead local projects.

•	The integrated risk control and internal risk validation unit. This unit has global-reaching corporate responsibilities, which provide support to the Group’s governing bodies, namely:

•

Internal validation of the credit and market risk and economic capital models in order to measure their suitability for management and regulatory purposes. The validation exercise envisages the review of the theoretical fundamentals of the model, the quality of the data used to build and calibrate the model, and its use and the associated corporate governance process.

•

Integrated risk control, the purpose of which is to supervise the quality of the Group’s risk management, in order to ensure that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators, and to verify that the risk profile actually assumed is within the guidelines laid down by senior management.

3. INTEGRATED RISK CONTROL AND INTERNAL RISK VALIDATION

The integrated risk control and internal risk validation functions are located, at corporate level, within the integrated risk control and internal risk validation unit, reporting directly to the third deputy chairman of the Group and chairman of the risk committee, and provide support for the Group’s governing bodies in risk control and management matters.

3.1 Integrated risk control function

In 2008 the Group launched the integrated risk control function in order to ensure an integrated view of the management of all the risks affecting the performance of the Group’s ordinary activities. The risks considered are: credit risk (including concentration and counterparty risks), market risk (including liquidity and structural interest rate and foreign currency risks), operational and technology risk, and compliance and reputational risk.

The integrated risk control function is articulated in three complementary activities:

1)	To guarantee that the management and control systems for the various risks inherent in the Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or required by regulators.

2)	To ensure that senior management of the Group has an all-embracing view of the profiles of the various risks assumed at any time and that these profiles are consistent with the pre-determined risk appetite.

3)	To supervise adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the supervisors to which the Group is subject.

The function is characterised by having global and corporate scope and encompasses all risks, all businesses and all geographical areas. It is a third layer of control which follows the control performed in the first instance by the officer responsible for managing and controlling each risk at each business or functional unit (first layer of control) and by each officer responsible for the control of each risk at corporate level (second layer of control). This system ensures a vision and, therefore, the integrated supervision of all the risks the Group incurs in its business activities.

Methodology and tools

This function is performed using an internally developed methodology and a series of supporting tools with a view to systematising its operation and tailoring it to the Group’s particular needs. As a result, it is possible to formalise the implementation of this methodology, making it traceable and objectifiable. Both the methodology and the tools of the three complementary activities referred to above are articulated in the following modules:

Module 1): testing or review guidelines are available for each risk, and are divided into control areas (e.g. corporate governance, organisational structure, management systems, management integration, technology environment, contingency plans and business continuity, etc.).

The Group performs the tests and gathers the relevant evidence assessed in the process -which enables it to standardise the control parameters of the various risks- on an annual basis, and any new tests included are based on the latest best practices observed in the industry and/or required by the regulators. The supporting tool is a repository for the findings of each test and for the related working papers. In addition, the position of each risk is reviewed every six months, monitoring the recommendations arising from the annual integrated risk control report.

Module 2): senior management is provided with monitoring capacity in terms of an all-embracing view of the various risks assumed and their consistency with the pre-determined risk appetite.

Module 3): in order to proactively follow up the recommendations on risk management and control made by internal audit and by the supervisory authorities, the Group uses a tool which also enables the recommendations made by the integrated risk control function itself to be registered.

The Bank of Spain has unrestricted access to these tools and, accordingly, to the working papers used to perform the integrated risk control function.

3.2 Independent internal validation of risk models

In addition to constituting a regulatory requirement, the internal validation of risk models function provides essential support to the board’s risk committee and the local and corporate risk committees in the performance of their duties to authorise the use of the models (for management and regulatory purposes) and to review them regularly.

Internal model validation involves the obtainment, by a sufficiently independent specialised unit of the Group, of an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

Internal model validation at the Group encompasses credit risk models, market risk models, financial asset pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that facilitate and underpin the effective operation of the models, and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).

This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through four regional centres located in Madrid, London, Sao Paulo and New York. From a functional and hierarchical standpoint, these centres are fully accountable to the corporate centre, which makes it possible to ensure consistency in the performance of their activities. This system facilitates the application of a corporate methodology that is supported by a set of tools developed internally that provide a corporate framework to be used at all the Group’s units and which automate certain verifications to ensure efficient reviews.

The Group’s corporate internal validation framework is fully consistent with the internal validation standards for advanced approaches issued by the Bank of Spain and by the other supervisors to which the Group is subject. Accordingly, the Group maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Group, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

Following is an analysis of the Group’s main types of risk: credit, market, operational, compliance and reputational risks.

4. CREDIT RISK

4.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between two types of customers:

•

Individualised customers are defined as those to which a risk analyst has been assigned. This category includes global wholesale banking customers (corporates, financial institutions and sovereigns) and the retail banking companies whose risk level is above a set exposure threshold for each unit. Risk management is performed through expert analysis supplemented by decision-making support tools.

•

Standardised risks: standardised customers are those which have not been assigned a risk analyst. This segment includes exposures to individuals, independent professionals and retail banking enterprises not classified as individualised customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented when required by the expert judgement of teams of analysts.

4.2 Main aggregates and variations

4.2.1 Global credit risk map—2012

Credit risk is diversified across the main geographical areas where the Group has a presence: Europe accounts for 72% of the exposure, Latin America 22% and the US 6%.

In 2012 credit risk exposure increased by 1.3%, due mainly to the rise in the amounts drawn down by credit institutions, largely because of the increase in balances with central banks.

Disregarding the effect of changes in the exchange rates of the main currencies against the euro, credit risk exposure grew by 2% in 2012.

4.2.2 Variations in aggregates in 2012

Following are the main aggregates relating to credit risk arising on customer business:

	Credit risk exposure to customers (1) (millions of euros)		Non-performing loans ratio (%)		Coverage ratio (%)
	2012	2011	2012	2011	2012	2011
Continental Europe	334,028	364,622	6.25	5.20	72.5	55.5
Santander Network	111,756	118,060	9.65	8.47	67.5	39.9
Banesto	71,976	78,860	6.28	5.01	71.3	53.1
Santander Consumer Finance	59,387	59,442	3.90	3.77	109.5	113.0
Portugal	28,188	30,607	6.56	4.06	53.1	54.9
Poland	10,601	9,120	4.72	4.89	68.3	65.2

United Kingdom	255,519	255,735	2.05	1.86	45.4	38.1

Latin America	160,413	159,445	5.42	4.32	87.5	97.0

Brazil	89,142	91,035	6.86	5.38	90.2	95.2
Mexico	22,038	19,446	1.94	1.82	157.3	175.7
Chile	32,697	28,462	5.17	3.85	57.7	73.4
Puerto Rico	4,567	4,559	7.14	8.64	62.0	51.4
Argentina	5,378	4,957	1.71	1.15	143.3	206.9

Sovereign	44,678	43,052	2.29	2.85	105.9	96.2

Total Group	794,901	822,657	4.54	3.89	72.6	61.4

(1)	Including gross loans and advances to customers, guarantees, documentary credits and the mark-to-market of customer derivatives.

The Group’s non-performing loans ratio stands at 4.54%, up 65 b.p. on 2011. The Group’s coverage ratio stands at 72.6%, up from 61.4% in 2011.

4.3 Detail of geographical areas with the highest concentrations

Following is a description of the portfolios in the geographical areas where the Group’s risk concentration is highest:

4.3.1 UK

Credit risk exposure to UK customers amounted to EUR 255,519 million at 2012 year-end, and represented 32.1% of the Group total.

Due to its importance, not only to Santander UK, but also to the Group’s credit risk exposure as a whole, the mortgage loan portfolio (which totalled EUR 191,827 million at 2012 year-end) must be highlighted.

This portfolio is composed entirely of first-mortgage home purchase or refurbishment loans to new and existing customers, since transactions involving second or successive liens on mortgaged properties are no longer originated.

The property on which the mortgage guarantee is constituted must always be located in the UK, irrespective of where the funding is to be employed. Loans may be granted for the purchase of residences abroad, but the mortgage guarantee must in all cases be constituted on a property located in the UK.

All properties are appraised independently prior to the approval of each new transaction, in accordance with the Group’s risk management principles.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio of this portfolio rose from 1.46% in 2011 to 1.74% at 2012 year-end, although at all times it remained below the ratio for the industry as a whole, according to data published by the Council of Mortgage Lenders. The two reasons for this rise are as follows: the fall in loans and credits due to the application of the strict lending and pricing policies implemented in recent years, and the fall in the number of loans that became reperforming in 2012.

The decrease in the number of loans that became reperforming in the year was due mainly to the introduction of new debt recovery procedures within the framework of the regulatory initiative known as “Treating Customers Fairly”. This gave rise to an increase in the administrative procedures to be performed in managing defaults, which resulted in customers being classified as non-performing for a longer period of time.

As regards the profile of the portfolio, the application of the strict lending policies mentioned above has enabled new NPLs to be kept at very similar levels to those of 2011. Thus, the maximum loan-to-value criteria were reduced to 75% for loans on which principal and interest are repaid and to 50% for loans on which interest is paid periodically and the principal is repaid on maturity. The simple average LTV for the total portfolio stood at 52.2%, while the weighted average LTV was 49%. The proportion of the portfolio with an LTV above 90% remained at 12%, comfortably below the UK market average (above 17%) (CACI Mortgage Market Data).

Current credit risk policies expressly prohibit loans considered to be high risk (subprime mortgages), and establish demanding requirements regarding the credit quality of both loans and customers. For example, in 2009 the granting of mortgage loans with LTVs exceeding 100% was forbidden. Between 2009 and 2012 less than 0.1% of new production had an LTV higher than 90%, and in 2012 a maximum limit of 75% was established for this ratio, as stated above.

Another indicator of the sound performance of the portfolio is the small volume of foreclosed properties, which amounted to EUR 157 million at 2012 year-end, representing just 0.1% of total mortgage exposure. The efficient management of foreclosures, coupled with the existence of a dynamic market in which foreclosed homes can be sold in a short space of time, contributes to the good results achieved.

SMEs and companies: In line with the aim of becoming the first-choice bank for SMEs and companies, the most representative portfolios in this segment saw growth of around 18% in 2012.

4.3.2 Spain

4.3.2.1 Portfolio overview

The total credit risk exposure (including guarantees and documentary credits) of the Group’s businesses in Spain at 2012 year-end represented 31% of the total for the Group, displaying an appropriate level of diversification, in terms of both products and customer segments.

In 2012 there was a decrease in lending levels as a result of the fall in the demand for credit, the economic situation and, as far as real estate loans were concerned, the active policy to reduce these exposures.

Due mainly to the impairment of real estate loans, the NPL ratio of the portfolio as a whole increased to 6.74% in 2012.

Excluding the real estate loan portfolio, the NPL ratio stood at 4.0% in 2012, up 65 b.p. on 2011. The provisions recognised at 2012 year-end represented a coverage of 70.6% of doubtful balances (compared with 45.5% at 2011 year-end).

4.3.2.2 Portfolio of home purchase loans to families

The loans granted to families to purchase residential property by the main businesses in Spain amounted to EUR 55,997 million at 2012 year-end and represented 22.4% of total credit risk exposure. Of this amount, 98.9% was secured by mortgages.

In millions of euros	31/12/12		31/12/11
	Gross amount	Of which: Doubtful	Gross amount	Of which: Doubtful
Home purchase loans	55,997	1,425	59,453	1,607
Without mortgage guarantee	574	8	918	28
With mortgage guarantee	55,423	1,417	58,535	1,579

The non-performing loans ratio of the mortgage loan portfolio fell slightly year-on-year and ended 2012 at 2.6%, a figure clearly lower than that recorded by the other businesses in Spain.

In the home purchase loans detailed in the foregoing table, the guarantee is the financed home on which the Group has a priority claim in the event of default. At 31 December 2012, 94% of these loans related to principal-residence houses (31 December 2011: 97%).

The specific characteristics of the home purchase mortgage loan portfolio in Spain result in a medium-low risk profile and limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	There is a habitual practice of early repayment, as a result of which the average life of transactions is much shorter than the contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of the collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	89% of the portfolio has an LTV of less than 80%.

•	Stable average debt-to-income ratio at around 29%.

In millions of euros	31/12/12
	Loan-to-value ratio
	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Initial gross amount	12,774	16,444	19,915	5,702	588	55,423
Of which: Doubtful	155	198	359	547	158	1,417

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes doubtful the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

4.3.2.3 Portfolio of loans to non-real estate companies

The total lending to non-real estate companies of the Group’s businesses in Spain stood at EUR 139,851 million at 2012 year-end.

More than 90% of this segment relates to individualised customers to which a risk analyst has been assigned because of the risk assumed. The risk analyst monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio remained at levels below those of the businesses in Spain as a whole, and stood at 4.4% at 2012 year-end.

4.3.2.4 Real estate loan portfolio

The real estate exposure in Spain amounted to EUR 23,705 million at 2012 year-end, of which EUR 15,867 million relate to loans and EUR 7,838 million to foreclosed properties.

The policy severely reducing the balances in this segment continued in 2012, and the balances fell by 25.9% compared with 2011 and decreased by 44.2% compared with 2008.

	Millions of euros
	31/12/12	31/12/11
Balance at beginning of year	23,442	27,334
Foreclosed assets	(930)	(914)
Reductions (1)	(5,670)	(2,742)
Written-off assets	(975)	(236)

Balance at end of year (net)	15,867	23,442

(1)	Includes sales of portfolios, cash recoveries and third-party subrogations

Millions of euros	31/12/12			31/12/11
	Gross amount	Excess over collateral value	Specific allowance	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recorded by the Group’s credit institutions (business in Spain)	15,867	6,893	7,034	23,442	12,213	2,824
Of which: Doubtful	7,576	3,843	3,786	6,722	3,467	2,211
Of which: Substandard	2,149	1,000	833	3,916	2,246	613
Memorandum item: Written-off assets	975			236

Memorandum item: Data from the public consolidated balance sheet	31/12/12	31/12/11
Millions of euros	Carrying amount	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	183,130	206,101
Total consolidated assets	1,269,628	1,251,526
Impairment losses and credit risk allowances. Collective coverage (business in Spain)	270	327

The NPL ratio of this portfolio ended the year at 47.7% (compared with 28.6% at December 2011) due to the increase in the proportion of doubtful assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The distribution of the portfolio is as follows:

	Loans: Gross amount	Loans: Gross amount
	31/12/12	31/12/11
1. Without mortgage guarantee	2,225	4,737
2. With mortgage guarantee	13,642	18,705
2.1 Completed buildings	7,025	11,805
2.1.1 Residential	3,491	6,006
2.1.2 Other	3,534	5,799
2.2 Buildings under construction	1,493	1,985
2.2.1 Residential	1,080	1,458
2.2.2 Other	413	527
2.3 Land	5,124	4,915
2.3.1 Developed land	4,705	3,118
2.3.2 Other land	419	1,797

Total	15,867	23,442

The coverage ratio of the real estate exposure in Spain stands at 47% (22% at December 2011).

The Group calculates the loan loss allowance individually as the difference between the carrying amount of the debt and the present value of its estimated cash flows over the life of the agreement, including those from the guarantees, less costs to sell.

At year-end, this portfolio had low concentration and an adequate level of collateral and allowances.

The analysis of the portfolio distribution, by stage of the work in progress of the financed developments, is as follows:

•	Developments with completed work / certificate of final completion obtained: 66% of outstanding risk.

•	Developments with a percentage of completion of more than 80%: 11% of outstanding risk.

•	Developments with a percentage of completion of between 50 and 80%: 4% of outstanding risk.

•	Percentage of completion of less than 50%: 19%.

The detail of the stages of completion of the property developments shows that nearly 86% of the financed developments of this kind are complete or are close to completion, thus having overcome the construction risk.

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialised teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal processes, court procedures and potential recovery management.

As has already been discussed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or developable, which can therefore be developed.

In the case of home financing projects in which the construction work has already been completed, the significant reduction in the exposure is supported by various actions. As well as the specialised marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander Network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Developers with an ample solvency profile and proven experience in the market.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidised housing, with accredited sales percentages.

•	Restricted financing of land purchases, subject to the restoration of a sufficient level of coverage in existing financing arrangements or to the obtainment of increased collateral.

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorised on a centralised basis.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analysed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

The management of on-balance-sheet property assets is performed by companies that specialise in the sale of property (Altamira Santander Real Estate, S.A.) and is supplemented by the commercial network structure. The assets are sold with price reductions in keeping with the market situation.

Foreclosed properties

As a last resort, the acquisition and foreclosure of property assets is one of the mechanisms adopted in Spain in order to manage the portfolio efficiently. At 31 December 2012, the net balance of these assets amounted to EUR 3,674 million (gross amount: EUR 7,838 million; recognised allowance: EUR 4,164 million).

The following table shows the detail of the assets acquired and foreclosed by the businesses in Spain at 2012 and 2011 year-end:

	31/12/12		31/12/11
Millions of euros	Carrying amount	Of which: Allowance	Carrying amount	Of which: Allowance
Property assets arising from financing provided to construction and property development companies	2,906	3,650	2,988	3,536
Of which:
Completed buildings	793	498	1,001	760
Residential	393	236	661	505
Other	400	262	340	255
Buildings under construction	283	281	255	265
Residential	274	273	235	244
Other	9	8	20	21
Land	1,830	2,871	1,732	2,511
Developed land	1,302	2,024	1,121	1,540
Other land	528	847	611	971
Property assets from home purchase mortgage loans to households	707	454	1,223	689
Other foreclosed property assets	61	60	63	53

Total property assets	3,674	4,164	4,274	4,278

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	649	749	818	580

Total	4,323	4,913	5,092	4,858

In recent years, the Group has considered asset acquisition/foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognises foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the acquired/foreclosed asset (less estimated costs to sell). If fair value (less costs to sell) is lower than the net value of the debt, the difference is recognised under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognised. The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

Net additions to acquired and foreclosed assets continued to fall in 2012, due to the higher level of growth in disposals than in additions.

	Thousands of millions of euros
	2012	2011
Gross additions	2.1	2.3
Disposals	2.8	1.3

Difference	(0.7)	1.0

4.3.3 Brazil

The loan portfolio in Brazil grew by 9.58% to EUR 89,142 million in 2012 (excluding the exchange-rate effect), representing 11% of the Group’s total lending. This growth is in line with the growth in the Brazilian economy.

The portfolio mix is characterised by customer diversification and the significant volume of retail transactions: 56.1% of loans are loans to individuals, consumer loans and loans to SMEs.

Loans to individuals increased by 11% in 2012. By segment, the highest growth recorded in the loans to individuals portfolio was that of the mortgages segment, although its weight in the portfolio continues to be low (5% of total lending in Brazil).

The NPL ratio was 6.86% at 2012 year-end, compared with 5.38% in 2011, against a backdrop of a slowdown in the Brazilian economy that gave rise to an increase in non-performing loans in the system.

The non-performing loans coverage ratio stands at 90.2% (2011 year-end: 95%).

4.4. Credit risk from other standpoints

4.4.1 Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and derivative products intended to provide service to the Group’s customers.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future. Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

Derivatives exposures

The net total credit risk exposure in derivatives activities amounted to EUR 52,184 million in 2012, and was concentrated at counterparties with high credit quality: 76.6% of the exposure was to counterparties with ratings of A- or above.

Around 50% of the derivatives exposure is to financial institutions with which almost all transactions are entered into under netting and collateral arrangements. The other transactions with various financial institution customers relate generally to hedging transactions. On occasion, non-hedging transactions may be entered into, but only with specialist customers.

The Group uses credit derivatives to hedge credit transactions, to conduct customer business in financial markets, and as part of its trading operations.

The risk inherent to these transactions is controlled using an array of limits such as VaR, nominal value by rating, sensitivity to spread by rating and name, sensitivity to recovery rate and sensitivity to correlation. Jump-to-default limits are also set by individual name, geographical area, sector and liquidity.

In notional terms, the position in CDSs includes protection purchased for EUR 47,105 million and protection sold for EUR 42,529 million.

At 31 December 2012, for the Group’s trading activities, the sensitivity of the lending business to one-basis-point increases in spreads was EUR -0.3 million, similar to the 2011 figure, and the average annual VaR amounted to EUR 2.9 million, significantly lower than in 2011 (average VaR of EUR 10.6 million).

4.4.2. Concentration risk

The Group continuously monitors the degree of credit risk concentration, by geographical area/country, economic sector, product and customer group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk concentration.

The Group is subject to Bank of Spain regulations on “Large Exposures”. Pursuant to the rules contained in Bank of Spain Circular 3/2008 (on the calculation and control of minimum capital requirements) and subsequent amendments thereto, the value of a credit institution’s total exposure to a single individual, entity or economic group, including the non-consolidated portion of its own economic group, may not exceed 25% of its capital. Exposures to a single individual, legal entity or economic group are deemed to be large exposures when their value exceeds 10% of the credit institution’s capital. Exposures to governments and central banks belonging to the OECD are excluded from this treatment.

At 31 December 2012, there were several economic and financial groups with respect to which the Group’s exposure initially exceeded 10% of capital: three financial institutions in the EU, two financial institutions in the US, one oil corporation and one central counterparty in the EU. Following the application of risk mitigation techniques and the regulations applicable to large exposures, the exposure to each of these entities represented less than 5.5% of eligible capital.

At 31 December 2012, the Group’s credit exposure to the top 20 borrower economic and financial groups, excluding AAA-rated governments and sovereign bonds denominated in local currency, accounted for 5.0% of the credit risk exposure to customers (lending plus off-balance-sheet exposures), which is the same as the year-ago figure. From a sector-based standpoint, the distribution of the corporate portfolio is adequately diversified.

The Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitisation transactions, in order to optimise the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at 31 December 2012 is as follows:

	Millions of euros
	Total	Spain	Other EU countries	Americas	Rest of the world
Credit institutions	178,855	38,939	82,219	48,452	9,245
Public sector	128,680	54,646	21,339	51,393	1,302
Of which:
Central government	94,653	40,597	18,459	34,325	1,272
Other	34,027	14,049	2,880	17,068	30
Other financial institutions	75,394	11,610	38,779	22,425	2,580
Non-financial companies and individual entrepreneurs	324,336	122,714	68,208	118,464	14,950
Of which:
Property construction and development	18,885	8,723	3,814	6,348	—
Civil engineering construction	18,528	11,238	2,297	4,841	152
Large companies	175,467	65,462	35,397	69,228	5,380
SMEs and individual entrepreneurs	111,456	37,291	26,700	38,047	9,418
Other households and non-profit institutions serving households	410,951	70,950	260,795	78,248	958
Of which:
Residential	303,225	56,833	217,469	28,707	216
Consumer loans	92,606	8,630	39,750	43,512	714
Other purposes	15,120	5,487	3,576	6,029	28
Subtotal	1,118,216	298,859	471,340	318,982	29,035
Less: impairment losses on assets, collectively assessed	(4,026)

Total (*)	1,114,190

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

4.4.3 Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At 31 December 2012, the country risk exposure for which allowances must be recorded amounted to EUR 342 million. At 2011 year-end, the total regulatory country risk exposure amounted to EUR 380 million. The allowance recognised in this connection at 2012 year-end amounted to EUR 45 million, as compared with EUR 55 million at 2011 year-end.

4.4.4 Sovereign risk

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or Republic (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognised as entities directly included in the government sector; and their activities are of a non-commercial nature.

In general, sovereign risk exposure arises mainly from the subsidiary banks’ obligations to make certain deposits at the related central banks and from the fixed-income portfolios held as part of the structural interest rate risk management strategy. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

Also, the sovereign risk investment strategy takes into account each country’s credit quality when establishing maximum exposure limits.

As could be expected, the distribution of sovereign exposure by rating was affected by the numerous revisions of sovereign issuers’ ratings in recent years, mainly Spain, Portugal, the US and Chile.

The detail of the Group’s total risk exposure to the so-called peripheral countries of the euro zone at 31 December 2012 and 2011, distinguishing, based on the country of the issuer or borrower, between sovereign risk and private sector exposure, is as follows (for the purpose of presenting the following tables, the term “sovereign exposure” is considered in its broadest sense and includes, in addition to exposure to the State/central banks, the exposure to other public authorities, such as autonomous community governments and municipal councils):

31/12/12
	Sovereign risk by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Balances with central banks	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	1,218	6,680	29,288	1,173	16,884	148	—	55,391	2,341	57,732
Portugal	1,156	94	1,998	125	644	1,174	1	5,192	33	5,325
Italy	3	353	267	—	40	—	—	663	204	867
Greece	—	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	277	—	277	—	277

(*)	Presented excluding valuation adjustments and impairment losses recognised (EUR 20 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

31/12/12
	Private sector exposure by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Reverse repurchase agreements (Note 6)	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	11,471	2,391	6,525	1,130	183,130	6,798	(40)	211,405	63,101	274,506
Portugal	—	903	518	1,422	25,215	635	(4)	28,689	7.397	36,086
Italy	—	176	116	83	7,473	(2)	8	7,854	3,234	11,088
Greece	—	—	—	—	96	—	—	96	135	231
Ireland	—	146	414	179	481	351	—	1,571	224	1,795

(*)	Presented excluding valuation adjustments and impairment losses recognised (EUR 12,671 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

31/12/11
	Sovereign risk by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Balances with central banks	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	4,841	8,060	29,975	1,274	12,147	225	—	56,522	2,848	59,370
Portugal	1,359	83	1,741	—	847	846	—	4,876	272	5,148
Italy	9	406	247	—	—	15	(15)	662	—	662
Greece	—	—	84	—	—	—	—	84	—	84
Ireland	—	—	—	—	—	139	—	139	—	139

(*)	Presented excluding valuation adjustments and impairment losses recognised (EUR 3 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

31/12/11
	Private sector exposure by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Reverse repurchase agreements (Note 6)	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	5,547	2,069	5,385	955	202,411	3,226	(46)	219,547	63,025	282,572
Portugal	—	862	907	1,935	23,337	468	(8)	27,501	7,706	35,207
Italy	—	359	88	98	11,705	(308)	(4)	11,938	3,402	15,340
Greece	—	—	—	—	170	64	—	234	138	372
Ireland	—	211	281	150	491	286	—	1,419	110	1,529

(*)	Presented excluding valuation adjustments and impairment losses recognised (EUR 7,237 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at 31 December 2012 and 2011 detailed in the foregoing tables:

31/12/12
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—		—
	Private	2,202	2,952	(750)	3	(43)	(40)
Portugal	Sovereign	225	207	18	14	(13)	1
	Private	398	418	(20)	7	(11)	(4)
Italy	Sovereign	518	608	(90)	12	(12)	—
	Private	1,077	1,025	52	40	(32)	8
Greece	Sovereign	—	—	—	—	—	—
	Private	20	20	—	1	(1)	—
Ireland	Sovereign	9	9	—	—	—	—
	Private	16	16	—	—	—	—

31/12/11
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	3,288	4,122	(834)	96	(142)	(46)
Portugal	Sovereign	211	211	—	60	(60)	—
	Private	409	448	(39)	93	(101)	(8)
Italy	Sovereign	429	614	(185)	46	(61)	(15)
	Private	1,106	1,129	(23)	114	(118)	(4)
Greece	Sovereign	223	223	—	158	(158)	—
	Private	54	44	10	9	(9)	—
Ireland	Sovereign	9	9	—	1	(1)	—
	Private	60	60	—	5	(5)	—

4.4.5 Environmental risk

The environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:

•

The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. The assumption of these principles involves a commitment to assess and take into consideration social and environmental risk and, accordingly, to grant loans only to those projects that can evidence that their social and environmental impacts are properly managed. The methodology used is as follows:

•

For transactions amounting to USD 10 million or more, an initial general questionnaire is completed, designed to establish the social and environmental risk of the project (which is classified, from higher to lower risk, into category A, B or C, respectively) and the degree of compliance of the transaction with the Equator Principles.

•

For projects classified into the highest-risk categories (categories A and B, non-high income OECD country), a more exhaustive questionnaire is completed, which is adapted according to the business sector involved.

•

Depending on the category and location of the projects, a social and environmental audit is conducted (by independent external advisers). To this end, specific questionnaires have been developed for the sectors in which the Bank is most active. Furthermore, the Bank organises social and environmental training courses for both its risk management teams and the heads of its business units.

•

The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential individualised companies in commercial banking (Spain), using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

4.5. Credit risk cycle

The credit risk management process consists of identifying, analysing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

The process involves the board of directors, the executive committee and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale. The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

4.5.1 Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank. This involves analysing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used internal rating models for this purpose. These mechanisms are used in all the individualised segments, both the wholesale segments (sovereigns, financial institutions and corporate banking) and the other individualised companies and institutions.

The rating is obtained from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgement.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

In contrast to the use of ratings in the individualised segments, in the standardised segment scoring techniques predominate; in general, these tools automatically assign a score to proposed transactions.

4.5.2 Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, in the case of standardised risks, the risk limits are planned and set using a credit management programme (PGC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

For individualised risks, customers represent the most basic level and individual limits are established (pre-classification) when certain features, generally materiality, concur.

Thus, for large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

Scenario analysis

An important aspect of the planning phase is the consideration of the volatility of the macroeconomic variables supporting the preparation of the budget.

The Group performs simulations of the performance of its portfolio in various adverse and stress scenarios (stress testing), which enables the Group to assess its capital adequacy in the event of certain future circumstantial situations.

These simulations are performed systematically on the Group’s most important portfolios in accordance with a corporate methodology which:

•	Calculates the sensitivity of the credit risk parameters (PD and LGD) to certain macroeconomic variables.

•	Designs benchmark scenarios (at global level and for each of the Group units).

•

Identifies “break-off scenarios” (the levels above which the sensitivity of the risk factors to macroeconomic variables is more accentuated) and the distance of these break-off scenarios from the current situation and the benchmark scenarios.

•	Estimates the expected loss associated with each of the set scenarios and the changes in the risk profile of each portfolio in response to changes in certain macroeconomic variables.

The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behaviour of the credit risk parameters in response to changes in the macroeconomic variables.

The scenarios are developed from the standpoint of each unit and from that of the Group as a whole. The main macroeconomic variables contained in these scenarios are as follows:

•	Unemployment rate.

•	Housing prices.

•	GDP.

•	Interest rate.

•	Inflation.

The scenario analysis enables senior management to gain a clearer understanding of the foreseeable performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognised to cater for stress scenarios.

4.5.3 Transaction decision-making

The sale phase consists of the decision-making process, providing support to the business units which need the analysis and approval of risks so that a transaction can be performed.

The purpose of the decision-making process is to analyse and resolve transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. The decision-making process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the standardised customer sphere, the management of large volumes of loan transactions will be facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of each transaction and the borrower. These models are used in individual banking and business banking and for standardised SMEs.

As stated above, the previous limit-setting stage can follow two different paths, giving rise to different types of decisions in the individualised customer sphere:

•

It can be automatic, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorised pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•

It may always require the analyst’s authorisation, even if the transaction meets the amount, product, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of individualised retail banking companies.

Credit risk mitigation techniques

Although they are important in all the phases of the credit risk cycle, mitigation techniques play a particularly important role in the decisions on transactions.

The Group applies various methods of reducing credit risk, depending, inter alia, on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g. real estate guarantees) while others apply to groups of transactions (e.g. netting and collateral arrangements).

The various mitigation techniques can be grouped into the following categories:

Netting

Netting refers to the possibility of offsetting transactions of the same type, under the umbrella of a framework agreement such as ISDA or similar agreements.

It consists of netting off the positive and negative market values of the derivatives transactions entered into by the Group with a particular counterparty, so that, in the event of default, the counterparty owes the Group (or the Group owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of framework agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to offset the risks of all the transactions covered by the contract with the same counterparty.

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements described in the Basel capital accords, i.e. not all collateral, can be considered to reduce the capital requirement.

One very important example of financial collateral is the collateral agreement. Collateral agreements are a set of instruments with economic value that are deposited by a counterparty in favour of another party in order to guarantee or reduce such counterparty credit risk as might arise from the portfolios of transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralisation may be, the ultimate aim, as in the netting technique, is to reduce counterparty risk through the recovery of all or part of the benefits generated at a given point in time by the transaction (measured at market price).

Transactions subject to collateral agreements are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to these assessments, from which the collateral amount (normally cash), payable to or receivable from the counterparty, is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for different types of real estate, which meet all the requirements established by the regulator.

When mitigation techniques are used, the minimum requirements established in the credit risk management policy manual are adhered to. In short, these consist of monitoring the following:

•	Legal certainty. Collateral and guarantees must be examined to ensure that at all times it is possible to legally enforce the settlement thereof.

•	A substantial positive correlation must not exist between the counterparty and the value of the collateral.

•	Collateral and guarantees must be correctly documented.

•	The availability of documentation of the methodologies used for each mitigation technique.

•	The appropriate periodic monitoring and control of the methodologies.

Personal guarantees and credit derivatives

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, inter alia, suretyships, bank guarantees and stand-by letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognised for capital calculation purposes.

Credit derivatives are financial instruments whose main purpose is to hedge credit risk by buying protection from a third party, whereby the Bank transfers the risk of the issuer of the underlying instrument. Credit derivatives are OTC instruments, i.e. they are not traded in organised markets. Credit derivative hedges, mainly credit default swaps, are entered into with leading financial institutions.

4.5.4 Monitoring

The monitoring function is based on an ongoing process of permanent observation to enable early detection of any changes that might arise in customers’ credit quality, so that actions can be adopted to correct adverse changes.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit.

Monitoring involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and ongoing monitoring of standardised customers’ indicators.

The system called “companies under special surveillance” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardised customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programmes.

4.5.5 Measurement and control

In addition to monitoring customers’ credit quality, the Group establishes the control procedures required to analyse the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product, etc., thus facilitating the early detection of specific areas of attention and the preparation of action plans to correct possible impairment.

Each control pillar can be analysed in two ways:

Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Group’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Group.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase:

•	Change in non-performing loans (VMG)

VMG measures the change in non-performing loans in the period, discounting the loans written off and taking recoveries into account. It is an aggregate measure at portfolio level that enables action to be taken in the event of deteriorations in the trend of non-performing loans. VMG and its component parts play a decisive role as monitoring variables.

•	EL (expected loss) and capital

Expected loss is the estimated financial loss that will occur over the next twelve months on the portfolio existing at any given time.

It is an additional cost of the activity and must be charged in the transaction price. It is calculated using three basic parameters:

•	EAD (exposure at default): the maximum amount that could be lost as a result of a default.

•	PD (probability of default): is the probability that a customer will default in the next twelve months.

•

LGD (loss given default): represents the percentage of the exposure that will not be recovered in the event of default. To calculate the LGD, the amounts recovered throughout the recovery process are discounted to the time of default, and this figure is compared, on a percentage basis, with the amount owed by the customer at that date.

Thus, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet exposures, or the expected percentage of recoveries, which is related to the guarantees associated with the transaction and other characteristics of the transaction: type of product, term, etc.

The risk parameters are also involved in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalisation of their use.

Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the subprocesses, operational risks and related mitigating controls. In this connection, the risk division assesses the efficiency of the internal control of its activities on an annual basis.

Furthermore, the integrated risk control and internal risk validation unit, as part of its mission to supervise the quality of the Group’s risk management, guarantees that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators. Also, internal audit is responsible for ensuring that the policies, methods and procedures are appropriate, effectively implemented and regularly reviewed.

4.5.6 Recovery management

Recovery management is a strategic function in the Group’s risk management area.

In order to manage recovery properly, action is taken in four main phases: arrears management, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets. In fact, the actions taken by the recovery function commence even before the first missed payment, i.e. when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The current macroeconomic environment has a direct effect on customer default and non-performing loans ratios. Therefore, the quality of the portfolios is fundamental to the development and growth of the Group’s businesses in the various countries, and particular attention is paid, on an permanent basis, to the debt collection and recovery functions in order to guarantee that this quality reaches the expected levels at all times.

The Group has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied in the various countries, always taking into account the local peculiarities required for the recovery activity, due either to the local economic environment, to the business model or to a combination of both. This corporate model is subject to the permanent review and enhancement of the management processes and methodology that underpin it. For the Group, recovery management entails the direct involvement of all areas of management (sales, technology and operations, human resources and risk), which has contributed to the incorporation of solutions improving the effectiveness and efficiency of the aforementioned model.

Also, the differing characteristics of the Group’s customers make segmentation necessary for the performance of proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalised and individualised management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality of the different countries, and various management mechanisms have been used, all with the appropriate prudential criteria. These mechanisms include the modification of the terms of transactions, based on their age, collateral and conditions, while always ensuring the required ratings and provisions are maintained.

Restructured/refinanced portfolio

On 28 September 2012, the Bank of Spain published Circular 6/2012 establishing the regulations relating to the information on refinancing and restructuring transactions that Spanish credit institutions must disclose in their financial statements. Bank of Spain Circular 6/2012 uses the general term “restructured/refinanced portfolio” to refer to transactions in which the customer has, or might foreseeably have, financial difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, it may be advisable to cancel the agreement and/or even enter into a new transaction. Also, Bank of Spain Circular 6/2012 requires credit institutions to disclose a summary of their restructuring/refinancing policies in their financial statements.

Restructuring/refinancing policy

The Group follows highly rigorous definitions and policies in this management process, so that it is performed in accordance with the best practices and in strictest compliance with regulatory requirements. In this connection, the Group has a detailed corporate policy with regard to transactions in which the customer has, or might foreseeably have, difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, it may be advisable to modify or cancel the agreement and/or even enter into a new transaction.

Applicable to all countries and all customers, this policy is adapted to local requirements and regulations and is always subordinate to compliance with any stricter local regulation that might apply. Its principles include the following:

•	The restricted use of this practice, which must be accompanied by additional guarantees or efforts by the customer, avoiding any actions that might defer the recognition of non-performing loans.

•

Its purpose must be to recover all the amounts owed, which entails recognising any unrecoverable amounts as soon as possible. Delaying the immediate recognition of losses would be contrary to good management practices.

•

It must always envisage maintaining the existing guarantees and, if possible, enhancing them or extending their coverage. Effective guarantees do not only mitigate losses given default, but might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding to the customer, or be used to refinance debts to competitors or as a cross-selling instrument.

•	All the alternatives and their impacts must be assessed, making sure that the results of this practice exceed those which would foreseeably be obtained if it were not performed.

•	It may not give rise to an improvement in the classification of the loan until such time as the experience with the customer has proven to be satisfactory.

Given that the purpose of restructuring/refinancing is to enable the customer to continue to settle its debts, the focal point of any analysis is the ability to pay. The main factors considered in determining whether there has been a deterioration in the borrower’s economic situation and, therefore, a possible impairment of its ability to pay, are: non-payment, frequent payment delays or a reduction in income levels. The scope of this practice and corporate policy does not include, therefore, the changes made to the terms and conditions of a transaction as a result of the habitual commercial relationship with the customer and where the borrower is not experiencing any financial difficulties.

The Group’s approach to managing restructured/refinanced transactions varies depending on the degree of deterioration of the borrower’s financial situation at the time the terms and conditions of the transaction are modified. Thus, in managing these transactions, it distinguishes between:

•

Transactions which at the time of their restructuring/refinancing were current in their payments or did not have any payments more than three months past due, with respect to which it is expected that the borrower might possibly experience a reduction in its ability to pay. The approach adopted is to adapt the terms and conditions of the debt to suit the customer’s new payment capacity. This early action represents one of the main levers of the Group’s credit risk management. 77% of the total restructured/refinanced portfolio relates to transactions of this kind.

•

Transactions which at the time of their restructuring/refinancing were classified as doubtful due to payment arrears (more than three months) or other situations. This restructuring/refinancing does not entail the release of provisions and the borrowers continue to be classified as doubtful, unless the criteria established in the regulations based on Bank of Spain circulars are met (i.e. collection of ordinary interest outstanding and, in any case, provision of new effective guarantees or reasonable assurance of ability to pay) and the precautionary requirements included for prudential reasons in the Group’s corporate policy are also satisfied (i.e. sustained payment for a certain period, depending on the transaction features and the type of guarantee).

This practice of loan restructuring/refinancing is confined, subject to stringent and selective criteria, to transactions:

•	that are viable and whose initial impairment is not very severe,

•	in which customers have a willingness to pay,

•	that improve the Group’s position in terms of expected loss, and

•	in which restructuring/refinancing does not discourage an additional effort by customers.

For standardised customers, the following general principles are applied, although exceptional circumstances are handled on a case-by-case basis:

•	The overall customer risk is assessed.

•	The exposure to the customer is not increased.

•	All the alternatives and their impacts are assessed, making sure that the results of this practice exceed those which would foreseeably be obtained if it were not performed.

•	Special attention is paid to the guarantees and the possible future changes in their value.

•	The use of loan restructuring/refinancing is restricted, with priority being given to additional efforts from customers, and actions that only postpone the problem are avoided.

•	Restructured/refinanced transactions are subject to special monitoring, which continues until the debt has been repaid in full.

In the case of individualised customers, these principles are used as a point of reference, but a case-by-case analysis of each customer is of particular importance.

The corporate policy establishes different types of modifications to be made to the terms and conditions of the transactions, based on the borrower’s economic situation:

1.	Borrowers displaying a severe but transitory deterioration in their ability to pay (which is expected to be recovered in a short space of time):

a.	Increasing installment: used when the customer’s ability to pay is likely to improve gradually over time; thus, the installment gradually increases in order to match the improved payment capacity.

b.	Short-term adjustments: a payment moratorium is applied on the principal during a short period, until the customer recovers his original payment capacity.

2.	Borrowers displaying a slight but prolonged deterioration in their ability to pay:

a.	Term extension: the customer’s installment is reduced by means of lengthening the amortisation period of the loan.

b.	Final bullet: the customer’s installment is reduced by postponing part of the principal, which is paid together with the last installment. This alternative is considered only where it is not viable to extend the term of the loan and there is an effective guarantee that increases the likelihood of collecting the final installment (e.g. mortgages).

Each case is analysed on an individual basis, with priority being given to modifications for customers displaying a slight but prolonged deterioration, since those who have suffered severe transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery.

The Group has a series of mechanisms for the management and control of loan restructuring/refinancing, which allow it to manage these transactions in a differentiated way, paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant items.

•	Monitoring portfolio evolution and assessing the degree of compliance with the projections prepared in the planning phase.

Restructuring/refinancing does not entail the release of provisions recognised for a particular transaction. It is not considered appropriate to classify products for provisioning purposes based on the support measures they may have received. Transactions must have a previous classification and, under certain circumstances, an improvement in their status could be studied. Meanwhile, the provision remains unaltered, i.e. the provisioning percentage is frozen until reasonable certainty of payment, which exists at the time of modification of the terms of the transaction, can be evidenced.

In the event of repeated defaults after modification of the agreement that lead to the loan being classified as doubtful, the recognition of provisions is recalculated from the date of the oldest past-due amount of the original transaction.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at 31 December 2012. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•

Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•

Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES (a)

	Millions of euros
	Standard (b)						Substandard							Doubtful							Total
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral			Full property mortgage guarantee		Other collateral (c)		Without collateral
	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Specific allow- ance	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Specific allow- ance	Number of trans- actions	Gross amount	Specific allow- ance
Public sector	1	200	4	94	113	628	—	—	3	124	2	1	13	3	3	1	—	49	31	4	176	1,081	17
Other legal entities and individual entrepreneurs	15,021	6,001	2,181	2,289	76,922	4,469	8,933	4,244	1,014	799	21,379	2,224	1,344	13,540	7,761	1,530	1,828	87,612	3,692	5,820	228,132	33,307	7,164
Of which: Financing for construction and property development	3,052	2,600	396	564	1,642	208	1,419	1,362	211	273	559	115	621	3,971	4,759	515	1,116	1,154	593	3,171	12,919	11,590	3,792
Other individuals	69,495	5,920	22,867	432	976,867	2,206	54,794	6,492	10,049	562	205,703	812	425	29,675	2,364	15,582	378	1,033,448	2,160	2,082	2,418,480	21,326	2,507

Total	84,517	12,121	25,052	2,815	1,053,902	7,303	63,727	10,736	11,066	1,485	227,084	3,037	1,782	43,218	10,128	17,113	2,206	1,121,109	5,883	7,906	2,646,788	55,714	9,688

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a real estate mortgage, irrespective of their loan-to-value ratio.

It should be noted that 67% of all the transactions restructured/refinanced by the Group are not classified as doubtful. Also, from the guarantee standpoint, more than 70% are secured by collateral (92% in the case of real estate companies).

Of the total gross amount of transactions restructured/refinanced by the Group at 31 December 2012, EUR 32,867 million relate to portfolios in Spain, with the following features:

•	EUR 11,256 million relate to real estate companies, and 72% of this balance is classified as doubtful or substandard, with a specific allowance of 46%.

•	34% of the total portfolio in Spain is classified as doubtful, with a coverage ratio of 42%.

•	EUR 29,380 million (89%) relate to transactions previously classified as other than doubtful, with collateral of 82%.

•	The remaining EUR 3,487 million (11%) relate to transactions previously classified as doubtful, with collateral of 84%.

Following is a detail of the restructured/refinanced portfolio at 31 December 2012, distinguishing, on the basis of their management, the transactions previously classified as other than doubtful from those previously classified as doubtful:

	Standard	Substandard		Doubtful		Total
	Millions of euros	Millions of euros	Specific allowance %	Millions of euros	Specific allowance %	Millions of euros	% of total	Specific allowance %
Transactions previously classified as other than doubtful	18,638	13,179	10%	11,117	41%	42,934	77%	14%
Transactions previously classified as doubtful	3,601	2,079	23%	7,100	48%	12,780	23%	30%

Total	22,239	15,258	12%	18,217	43%	55,714	100%	17%

The transactions presented in the foregoing tables are classified at 31 December 2012, by nature, as follows:

•

Doubtful: transactions that are in the process of becoming standard or those which, having been classified as standard or substandard during the term of the transaction, have again encountered payment difficulties. Pursuant to the corporate policy of prudence, if this deterioration should worsen, the loan would be classified as written-off.

•

Substandard: transactions previously classified as doubtful with respect to which sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee. In the specific case of transactions with a grace period on the repayment of principal, the transaction is classified as substandard, unless it has already been classified as doubtful, and it will remain in this category until the end of the grace period. Also, if a transaction classified as standard falls into arrears (non-payment), this is sufficient reason for the transaction to be classified as substandard.

•

Standard: transactions previously classified as doubtful or substandard which have successfully completed a precautionary observation period evidencing that payment capacity pursuant to the terms established in the corporate policy has been re-established. According to this policy, transactions classified as standard must remain under special surveillance for a minimum precautionary period of two years and until 20% of their principal has been repaid, except in the case of transactions involving some form of debt reduction, which must remain under special surveillance until they are extinguished.

5. MARKET RISK

5.1 Activities subject to market risk and types of market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed as a result of changes in market factors. This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads, commodity prices and the volatility thereof- and from the liquidity risk of the various products and markets in which the Group operates.

•

Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•

Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are linked to inflation or to an actual variation rate.

•

Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include investments in subsidiaries in currencies other than the euro, and loans, securities and derivatives denominated in foreign currencies.

•

Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equities risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•

Credit spread risk is the sensitivity of the value of open positions in fixed-income securities or in credit derivatives to fluctuations in the credit spread curves or in the recovery rates (RR) of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly the IRR of government bonds and interbank interest rates.

•

Commodity price risk is the risk arising from the effect of potential changes in commodity prices. The Group’s exposure to commodity price risk is not material and it is concentrated in commodity derivatives with customers.

•

Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors, i.e. the volatility of interest rates, exchange rates, credit spreads and commodities. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge, the detail being as follows:

•

Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and a commodity price).

•

Market liquidity risk. The risk that a Group entity or the Group as a whole may not able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability or the increase in concentration in certain products and currencies.

•

Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects mortgage loans or securities.

•

Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

The activities are segmented by risk type as follows:

a)	Trading: this item includes financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products.

b)	Structural risks: these consist of the market risks inherent in the balance sheet, excluding financial assets and liabilities held for trading. The structural risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.

•

Structural foreign currency risk/hedges of results: foreign currency risk resulting from the fact that investments in consolidable and non-consolidable companies are made in currencies other than the euro (structural exchange rate). In addition, this item includes the positions to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

•	Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

The GBM (Global Banking and Markets) division carries the main responsibility for managing the positions taken in the trading business in order to develop customer business in financial markets and, secondly, to a lesser extent, to take own-account positions.

The financial management division is responsible for executing the structural risk management strategy through the application of uniform methodologies adapted to the situation of each market in which the Group operates, either directly through the Parent or in coordination with the other units. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries and in coordination with the Group’s markets committee. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analysed using different metrics in order to reflect their risk profiles as accurately as possible.

5.2. Market risks in 2012

5.2.1 Trading

In 2012 the Group intensified its strategy of focussing its trading activity on the customer business and minimising as far as possible the outstanding directional risk exposures in net terms. This was reflected in the performance of value at risk (VaR), which declined with respect to previous years.

The structured derivative activity is focussed mainly on designing investment products and hedging risk for customers. Management is geared towards ensuring that the net outstanding risk is as low as possible.

This type of transaction includes equity, fixed-income and foreign currency options.

The management units in which this activity was carried out are primarily Madrid, Banesto and Santander UK and, to a lesser extent, Brazil and Mexico.

The Group continued to have very limited exposure to complex structured instruments or vehicles. Specifically, at 2012 year-end, the Group had:

•

CDOs and CLOs at fair value classified as Level 3: the Group’s position continued to be scantly material, at EUR 207 million. This position is largely a result of the integration of the Alliance&Leicester portfolio in 2008.

•

Hedge funds: the total exposure was not material (EUR 274 million at 31 December 2012) and consisted largely of the financing provided to these funds (EUR 169 million), the remainder being direct portfolio investment. This exposure featured low loan-to-value ratios, of below 20% (collateral of EUR 1,480 million at the end of December). The risk exposure to this type of counterparty is analysed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund.

•	Conduits: there was no exposure.

•

Monolines: the Group’s exposure to monoline insurers amounted to EUR 151 million[1] in December 2012, and was concentrated mainly on an indirect exposure of EUR 145 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitisation transactions. The exposure was to double-default risk in this case. The primary underlyings had high credit ratings. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies). Exposure decreased significantly -by 23%- with respect to 2011.

In short, the exposure to instruments of this kind in the ordinary course of the Group’s business generally continued to decrease in 2012. It is due mainly to the integration of exposures at entities acquired by the Group, such as Alliance&Leicester and Sovereign (in 2008 and 2009, respectively). All these exposures were known at the time of the purchase and adequate provisions were recognised. Since their integration in the Group these exposures have been reduced notably, the final objective being their derecognition.

The Group’s policy with respect to the approval of new transactions involving these products continues to be prudent and conservative and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying, the risk division checks:

•	whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

•	whether the inputs enabling application of this valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	the availability of adequate systems duly adapted for the daily calculation and monitoring of the results, positions and risks of the new transactions envisaged.

•	the degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

[1]	The guarantees provided by monoline insurers in US Municipal Bonds are not treated as exposure. As a result of the acquisition of Sovereign Bank, the Group integrated a portfolio of this type of bonds amounting to EUR 1,341 million at December 2011.

Calibration and test measures

In 2012 the Group continued to perform regular analyses and tests to check the accuracy of the value-at-risk (VaR) calculation model, and drew conclusions which enabled it to verify the reliability of the model. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a given confidence level and time horizon.

The most important tests are the backtesting exercises, which are analysed at local and global level by the market risk control units. The backtesting methodology is applied homogenously to all the Group’s portfolios and sub-portfolios.

The backtesting exercise consists of comparing the projected VaR measurements, for a given confidence level and time horizon, with the actual losses obtained in the same time horizon.

Three types of backtesting are calculated and assessed at the Group:

•

Clean backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio’s positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

•	Dirty backtesting: daily VaR is compared with the day’s net results, including the results of intra-day operations and those generated by fees and commissions.

•

Dirty backtesting without mark-ups or fees and commissions: daily VaR is compared with the day’s net results, including the results of intra-day operations but excluding those generated by margins and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Group’s treasury areas.

In the first case, for the entire portfolio, in 2012 there were three violations of VaR at 99% (i.e. days when the daily loss was higher than VaR): two in May, the first of which can be explained mainly by the sharper-than-normal increase in the Brazilian real curve indexed to inflation following the publication of higher-than-expected inflation data; and the second by sharper-than-normal increases in Spain and Mexico’s yield curves; and one in June, due to the sudden widening of credit spreads, the falls in the stock markets and the depreciation of most currencies against the dollar due to the worsening of expectations as to the outcome of the Summit of the Heads of State or Government of the European Union (29 June).

The number of violations is in line with the expected performance of the VaR calculation model, given that a confidence level of 99% and a time horizon of one year are used (with a longer time horizon one could expect an average of two or three violations a year).

The backtesting exercises are carried out regularly for each significant portfolio or strategy of each Group trading unit, and their main objective (as in the case of the other benchmark tests) is to detect anomalies in the VaR model of each portfolio in question (e.g. deficiencies in the parameterisation of the valuation models of certain instruments, scantly adequate proxies, etc.). This is a dynamic process in the context of the procedure to review and validate the model.

5.2.2 Structural market risks 2

5.2.2.1 Structural interest rate risk

Europe and the United States

In these mature markets which are witnessing a scenario of low interest rates, the general positioning has been to maintain balance sheets with a positive sensitivity to interest rate rises in terms of both the net interest margin (NIM) and the market value of equity (MVE).

[2]	Includes the total balance sheet, except for financial assets and liabilities held for trading.

At the end of December 2012, the sensitivity of the net interest margin at one year to parallel shifts of 100 basis points was concentrated on the euro, US dollar and pound sterling yield curves, the Parent bank, the US subsidiary and Santander UK, plc being the main contributors with EUR 183 million, USD 60 million and GBP 14 million, respectively. As regards the euro yield curve, the contributions to the exposure by Banesto and Santander Consumer Finance are also significant. The sensitivity of the margin for other convertible currencies was scantly material.

Also at 2012 year-end, the most significant sensitivity of the market value of equity to parallel shifts of 100 basis points (EUR 527 million at the Parent bank) was that of the euro yield curve. With respect to the US dollar and pound sterling curves, the sensitivities were USD 297 million and GBP 215 million, respectively.

Latin America

Due to the differences in macroeconomic context and the degree of maturity of these markets, the positions with respect to the net interest margin (NIM) were not homogenous. Accordingly, in certain geographical areas the balance sheets were positioned for rising interest rates and in others they were positioned for falling rates.

In relation to the sensitivity of the market value of equity (MVE), the general positioning of the balance sheets was such that the average term of the assets exceeded that of the liabilities (negative sensitivity to interest rate rises).

In any case, the level of exposure in all countries is very low in relation to the annual budget and the amount of capital.

5.2.2.2 Structural foreign currency risk/hedges of results

Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, and the results and hedges of those investments.

Foreign currency risk is managed dynamically in order to limit the impact on capital of currency depreciations and optimise the financial cost of hedges.

The Group’s general policy for managing the foreign currency risk on long-term investments is to finance these investments in the currency in which they are denominated, provided that the market is sufficiently deep and the cost is justified by the expected currency depreciation. Also, hedges are arranged on an as-needed basis when it is considered that a local currency may weaken against the euro more quickly than it is being discounted in the market.

At 2012 year-end, the largest long-term exposures (with their potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the US dollar, the Mexican peso, the Chilean peso and the Polish zloty. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.

Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

5.2.2.3 Structural equity risk

The Group has equity positions in its balance sheet (banking book) in addition to the trading positions. These positions are classified as available-for-sale financial assets (equity instruments) or as investments, depending on the length of time they are expected to remain in the portfolio.

These positions are exposed to market risk. VaR is calculated for these positions using series of market prices for listed shares and proxies for unlisted securities.

5.3. Methodologies

5.3.1 Trading

The standard methodology applied to trading activities by the Group in 2012 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed. Specifically, the Group uses a time window of 2 years or 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

The historical simulation VaR has many advantages as a risk metric (it summarises in one single number a portfolio’s market risk, it is based on market changes that have actually occurred without having to make assumptions regarding functions or correlation between market factors, etc.), but it also has limitations. The most significant limitations are the high sensitivity of the historical window used, the inability to capture plausible events with a major impact if they do not occur in the historical window used, the existence of measurement parameters in which there is no market input available (such as correlations, dividends and recovery rates) and the slow adaptation to new volatilities and correlations if the most recent data are given the same weight as the oldest data.

Most of these limitations are corrected by using stressed VaR, by calculating a VaR with exponential decline and by applying conservative valuation adjustments.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Group. However, other measures are simultaneously being taken to enable the Group to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behaviour scenarios for various financial variables and determining the impact on results of applying them to the Group’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events.

On a regular basis (at least once a month) the Group calculates and analyses the potential impact on results of applying different stress scenarios to all the trading portfolios, considering the same situations by risk factor. A minimum of three types of scenarios (possible, severe and extreme) are defined which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

Also, the market risk area, in accordance with the principle of independence of the business units, monitors daily the positions of each unit and the global positions, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately.

Particularly worthy of note are the derivatives and credit management activities which are controlled daily using specific measures due to their atypical nature. In the case of derivatives, a control is conducted of sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit management activities, measures such as sensitivity to spread, jump-to-default and risk concentrations by rating level are reviewed systematically.

With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional metric, the incremental risk charge (IRC), is calculated to cover the default risk and rating migration risk not properly captured in the VaR, by measuring the variation in the related credit spreads. The instruments subject to control are basically fixed-income government and corporate bonds, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC is based on direct measurements on the loss distribution tails at the appropriate percentile (99.9%). The Monte Carlo method is used and one million simulations are applied.

5.3.2 Structural market risks

5.3.2.1 Structural interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) in order to calculate economic capital.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity’s net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analysed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected net interest income for a specific period (twelve months) given a shift in the yield curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the yield curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

5.3.2.2 Structural foreign currency risk / hedges of results

These activities are monitored by measuring positions, VaR and results on a daily basis.

5.3.2.3 Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

5.4. Management framework

Organisational and governance structure

The market and structural risk area forms part of one of the two Group risk units. The tasks of the market risk function are as follows:

•	Definition and supervision of the market risk management model, which includes corporate policies, definition of the risk map and segmentation criteria.

•	Control, consolidation, reporting and centralised approval of market risks.

These tasks are based on five basic pillars that are crucial for a correct market risk management:

•	Measurement, analysis and control of market and liquidity risk.

•	Calculation, analysis, explanation and reconciliation of results.

•	Definition, capture, validation and distribution of market data.

•	Approval of limits, products and underlyings.

•	Consolidation of data.

Market risk management is in turn guided by the following basic principles:

•	Involvement of senior management

•	Independence of the risk function from the business.

•	Clear definition of powers.

•	Risk measurement.

•	Risk limitation.

•	Analysis and control of risk positions.

•	Establishment of risk policies and procedures.

•	Assessment of risk methodologies validated or developed by the methodology area.

5.5. Internal model

At 2012 year-end, the Group had obtained the Bank of Spain’s approval for the internal market risk model for the calculation of regulatory capital in the trading portfolios of the Spain, Chile, Mexico and Portugal units. The Group intends to gradually extend this approval to its other units.

The consolidated regulatory capital for the Group per the internal market risk model is obtained by adding the regulatory capital of each of the units for which the related approval has been obtained from the Bank of Spain. This criterion for consolidating the Group’s capital is conservative, since it does not take into account the savings in capital arising from the diversification effect among the various geographical areas.

Following this approval, the regulatory capital of the trading activities for the above-mentioned scope is calculated using advanced approaches, applying as fundamental metrics VaR, Stressed VaR and the incremental risk capital charge (IRC) for default risk and rating migration risk, in keeping with the new capital requirements in the Basel accords.

The Group cooperates closely with the Bank of Spain to make further progress in the scope of application of the internal model (at geographical and operational levels) and in the impact analysis of new requirements, in line with the documents issued by the Basel Committee to strengthen the capital of financial institutions.

6. LIQUIDITY AND FUNDING RISK

6.1 Liquidity management framework—Monitoring and control of liquidity risk

Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralised liquidity model.

•	Medium and long-term liquidity needs arising from the business must be funded using medium and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•	A sound organisational and governance model to ensure that senior management of the subsidiaries is involved in the decision-making process and is included in the Group’s global strategy.

•	An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof.

•	A management approach adapted in practice to the liquidity needs of each business.

6.1.1. Organisational and governance model

Decisions relating to all structural risks, including liquidity risk, are made though local asset-liability committees (ALCOs) in coordination with the markets committee.

The markets committee is the highest-ranking body at Group level responsible for coordinating and supervising all global decisions affecting liquidity risk measurement, management and control. It is chaired by the Group’s chairman and its members are the second deputy chairman and managing director, the third deputy chairman (who, in turn, is the chairman of the risk committee), the finance and risk executive vice presidents, and the heads of the business and analysis units.

Following the aforementioned principles, the local ALCO committees establish strategies to guarantee and/or anticipate the funding requirements of their business. They are assisted in the performance of their duties by the financial management area and the market risk area, which submit analyses and management proposals and monitor compliance with the limits set.

The Group has established a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).

6.1.2. Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Group maintains optimum liquidity levels to cover its short- and long-term liquidity requirements with stable funding sources, optimising the impact of funding costs on the income statement.

This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain extreme but plausible events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group’s specific situation.

The results of these balance-sheet, projection and scenario analyses provide the inputs required to prepare the Group’s various contingency plans, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions, the objective of which is to define a framework of principles and metrics that is currently in the observation phase.

Methodology for liquidity risk monitoring and control

The liquidity risk measures adopted by the Group pursue the following goals:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the measures are adapted to the manner in which the Group’s liquidity is managed.

•	To be aligned with Basel III, in order to avoid any “conflicts” between varying limits and to facilitate limit management.

•	To constitute an early warning system that anticipates potential risk situations by monitoring certain indicators.

•	To achieve involvement at country level. Although the metrics are developed on the basis of common, uniform concepts affecting liquidity, they have to be analysed and adapted by each unit.

Two kinds of basic metrics are used to control liquidity risk: dynamic and static. Dynamic metrics include basically the liquidity gap, while static metrics feature the net structural balance-sheet position. The Group supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

a) Liquidity gap

The liquidity gap provides information on cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main currencies in which the Group operates.

The gap supplies data on the projected sources and applications of funds of all on- and off-balance sheet items in specific time periods. This analysis tool is obtained by considering the net result of the maturity and cash flow structure for each of the time buckets established. The tool is constructed by including the available liquidity and contrasting it with the liquidity requirements resulting from maturities.

In practice, since the same item will behave differently at the various Group subsidiaries, a set of common standards and methodologies are in place to make it possible to construct the liquidity risk profiles of each unit in a uniform manner and to submit these profiles in a comparable form to the Bank’s senior management.

Consequently, in the case of Group, a consolidated view of the liquidity gaps is of very limited use for the management and understanding of liquidity risk. Its usefulness is further diminished if the gaps are obtained by using contractual maturities.

The various analyses conducted using the liquidity gap as a basis include most notably the wholesale funding analysis. Based on this analysis, a metric has been defined the aim of which is to ensure that the Group has sufficient liquid assets to attain a minimum liquidity horizon in a scenario in which wholesale financing is not renewed on maturity.

The minimum liquidity horizons are established at corporate level and on a uniform basis for all units/countries, which must calculate their wholesale liquidity metric for the main currencies in which they operate.

Bearing in mind the pressures experienced by the markets in 2012, the wholesale liquidity gap was monitored particularly closely at the Parent and at the units in the euro zone.

At the end of 2012, all units were comfortably positioned with respect to the horizons set at corporate level for the aforementioned scenario.

b) Net structural position

The purpose of this metric is to determine the reasonableness of the balance-sheet funding structure. The Group’s aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base.

Each unit prepares its liquidity balance sheet based on the nature of its business and compares its liquidity needs with the various funding sources available to it. The essential factors taken into account in determining this metric are the degree of recurrence of the business to be financed, the stability of the funding sources and the readiness with which assets can be converted into cash.

In practice, each subsidiary prepares its own liquidity balance sheet (different from the balance sheet for accounting purposes) by classifying the various asset, liability and off-balance-sheet items on the basis of their nature in terms of liquidity. Thus, the funding structure of each subsidiary is determined, which must at all times conform to a fundamental premise: namely that the basic businesses must be financed with stable funds and medium and long-term financing. The combination of these measures guarantees the robustness of the Group’s financial structure and the sustainability of its business plans.

At the end of 2012, the Group had a structural liquidity surplus of EUR 157,000 million following the improved situation reported by the main units.

c) Scenario analysis

In order to supplement the aforementioned metrics, the Group develops a series of stress scenarios. Its main objective is to identify the critical factors in each potential crisis and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analyses the units generally consider three different scenarios: systemic, idiosyncratic and hybrid. These scenarios constitute the minimum standard analysis established for all Group units to be reported to senior management. Also, each unit develops ad-hoc scenarios which replicate major historical crises or the liquidity risks specific to its particular environment.

At the end of 2012, in the event of a potential systemic crisis affecting the wholesale funding of the units located in Spain, the Group would have an adequate liquidity position.

In addition to these three metrics, the Group has defined a series of internal and market variables to act as early warning signals for potential crises; these signals are also capable of indicating the nature and severity of such crises. The incorporation of these variables in day-to-day liquidity management enables the Group to anticipate any situations that might have an adverse effect on its liquidity risk. Although these alerts vary from country to country and from entity to entity, based on the specific conditioning factors in each case, certain parameters are used across the Group, such as the price of Banco Santander CDSs, the changes in deposits and the trend in central bank interest rates.

6.1.3 Management tailored to business needs

In practice, in keeping with the funding principles mentioned above, the Group’s liquidity management consists of the following:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described above. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue and securitisation plan for the year at subsidiary/global business level.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the subsidiaries/businesses, which results in the relevant updates of the plan.

•	Continuous active presence in a wide range of wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

The effectiveness of this management effort is based on the fact that it is implemented at all subsidiaries. Specifically, each subsidiary budgets the liquidity requirements resulting from its intermediation activity and assesses its own ability to raise funds in the wholesale markets so that, in ongoing coordination with the Group, it can establish an issue and securitisation plan.

The Group’s main subsidiaries are currently self-sufficient in terms of their structural funding. The exception is Santander Consumer Finance, which requires the support of other Group units, especially the Parent, since it specialises in consumer financing mainly through dealer/retailer recommendations. Funding of subsidiaries is conducted at all times at market rates, taking into consideration the term of the financing and the internal rating of the borrowing unit.

In any case, over the last three years the amount of the support provided to Santander Consumer Finance by the Parent has fallen to less than a third (down to EUR 4,500 million from EUR 15,000 million in 2009). The measures currently being taken to enable Santander Consumer Finance to achieve self-financing levels similar to those of the other subsidiaries, via both retail customer funds and wholesale financing, are successfully reaching the milestones set and will be completed in the short term.

6.2 Funding strategy and evolution of liquidity in 2012

6.2.1 Funding strategy

In the last few years the Group’s funding activity has achieved its goal of obtaining sufficient funds for the Group’s recurring business, in a highly demanding environment marked by a heightened perception of risk, scant liquidity at certain time horizons and the increased cost of funding.

This sound performance was underpinned by the extension of the management model to all Group subsidiaries, including recent acquisitions, and, above all, by the adaptation of subsidiaries’ strategies to the growing market demands. These demands were not uniform across the markets and reached far higher levels of difficulty and pressure in certain areas, such as the peripheral regions of Europe.

In any case, it is possible to identify a series of general trends in the policies implemented by Group’s subsidiaries in their funding and liquidity management strategies over the last three years, namely:

•	Reduced growth in lending due to the environment, reflected more intensely in the economies currently undergoing adjustment, such as Spain and Portugal.

•	Priority focus on attracting customer funds. Group deposits excluding repos (but including retail promissory notes) rose by almost EUR 122,000 million. Deposits increased across all geographical areas, above all at the units with the highest growth in lending.

•	Maintenance of adequate, stable medium and long-term wholesale funding levels at Group level. The Group’s model of decentralised subsidiaries has helped it to continue to be very active in the wholesale markets in a highly demanding period.

•	Holding a sufficient volume of assets eligible for discount at central banks as part of the liquidity reserve to cater for episodes of stress on wholesale markets.

In particular, in 2012 the Group raised its total discount capacity to approximately EUR 130,000 million (up from around EUR 100,000 million in 2010 and 2011). In order to achieve this, it was necessary for the subsidiaries to implement an ongoing strategy for the generation of discountable assets with which to offset the reduced value of collateral resulting from the lowering of ratings in the period, above all those of sovereign debt and related assets.

This total discount capacity was generated largely by the units located in the euro zone. These units took advantage of the quality of their assets and the extraordinary monetary policy measures introduced by the European Central Bank (ECB) in late 2011 and early 2012 (basically, extension of collateral eligibility and three-year liquidity auctions) to substantially increase their liquidity buffers

Consequently, at the end of 2012 the Group’s total volume of discountable assets amply exceeded the commercial gap (i.e. the difference between net loans and deposits) at Group level. Specifically, it represented more than 160% of the gap, following the increase in the volume thereof discussed above, which was more intense in the last year.

In 2012, in view of the situation of the euro markets, the Group pursued a prudent strategy of depositing most of the funds raised by it as an immediate liquidity reserve at the European System of central banks and, as a result, its net global position was virtually zero.

In January 2013, the improvement in the liquidity position of the Group and that of its Spanish units, together with the loosening-up of the wholesale funding markets, will enable the Group to repay, in January 2013, all of the funds received by Banco Santander and Banesto in the first LTRO (Long Term Refinancing Operations) auction performed by the ECB in December 2011. Specifically, Santander will repay the EUR 24,000 million deposited at the European System of central banks, which is the maximum amount allowed in the first repayment window offered by the European monetary authority.

Thanks to all these developments, conducted on the basis of a liquidity management model, the Group currently enjoys a funding structure that sets it apart from most of its peers worldwide. The basic features of this distinguishing structure are as follows:

•	High proportion of customer deposits in a predominantly commercial balance sheet.

Customer deposits are the Group’s major source of funding. If retail promissory notes are included (given that in Spain they are a substitute for term deposits), these deposits represent around two thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2012 they accounted for 89% of net loans.

Furthermore, these customer deposits are regarded as highly stable funds given their predominantly retail origin (more than 85% of deposits relate to commercial banking).

•	Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term.

Medium and long-term wholesale funding represents just under a quarter of the Group’s total funding and enables it to comfortably cater for the loans not financed with customer deposits (commercial gap).

The bulk of the medium and long-term wholesale funding consists of debt issues. At the end of 2012 the outstanding nominal balance in the market was EUR 153,000 million, with an adequate maturity profile (average 3.8 years) with no risk concentrations.

In addition to the debt issues, the medium and long-term wholesale funding also comprises the facilities of the Federal home loan banks in the United States (EUR 10,000 million drawn at the end of the reporting period) and the funds obtained from securitisation activities. These last-mentioned funds include market-issued asset-backed bonds, structured and other special financing arrangements totalling EUR 50,000 million with an average maturity of around 2.5 years that compares favourably with market standards.

Wholesale funding in the form of short-term issue programmes constitutes a residual portion of the structure, accounting for less than 2% of total funding (excluding the retail promissory notes referred to above), and is more than fully covered by liquid financial assets.

At December 2012 the outstanding balance of the short-term funding was less than EUR 17,000 million, raised basically by the United Kingdom unit and the Parent through the existing issue programmes.

6.2.2 Evolution of liquidity in 2012

6.2.2.1 Improvements in the basic liquidity ratios

At the end of 2012, in comparison with 2011, the Group reported:

•	A reduction in the ratio of loans to net assets (total assets less trading derivatives and interbank balances) to 74% due to the decrease in lending in the climate of deleveraging referred to earlier. Nevertheless, this figure still mirrors the commercial nature of the Group’s balance sheet.

•	An improvement in the loan-to-deposit (LTD) ratio, which stood at 113% (including retail promissory notes), down from 117% in 2011. This dip continues the sliding trend that began in 2008 (150%) as a result of the Group-wide effort to attract retail deposits.

•	An improvement also in the ratio of customer deposits plus medium and long-term funding to loans, owing to the combination of improved liquidity resulting from commercial management efforts and the Group’s unchanged issue capacity. This ratio stood at 118% (2011: 113%), by far surpassing the 104% reported in 2008.

•	At the same time, there was a continuing limited recourse to short-term wholesale funds, at 2% around the same level as in 2011.

•	Lastly, in 2012 the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-) increased significantly to EUR 157,000 million, due basically to the narrowing of the commercial gap.

This improvement of the liquidity position at Group level is the result of the trends reported at the various subsidiaries.

6.2.2.2 Increase in the liquidity reserve

The liquidity reserve is the stock of highly-liquid assets held by the Group and its subsidiaries in order to serve as a source of funds of last resort in situations of extreme market stress when it is not possible to obtain financing with adequate maturities at acceptable prices.

Consequently, this reserve includes cash and balances with central banks, as well as central-bank eligible assets and government debt securities. The existence of this reserve further bolsters the robust liquidity position enjoyed by the Group and its subsidiaries.

At the end of 2012, the Group’s liquidity reserve amounted to EUR 217,000 million, equal to 22% of the Group’s funding.

7. OPERATIONAL RISK

7.1 Definition and objectives

The Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, human resources or systems or from external events”. Unlike other risks, this is generally a risk that is not associated with products or businesses, but is found in processes and/or assets and is generated internally (people, systems, processes) or as a result of external risks, such as natural disasters.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, control/mitigate and report on this risk.

The Group’s priority, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group decided to opt initially for the standardised approach provided for under Basel II standards. The Group is assessing the most appropriate time to shift to advanced measurement approaches (AMA) taking into account, however, that: a) the short-term priority in operational risk management is focused on mitigation; and b) most of the regulatory requirements established for use of the AMA must be incorporated in the standardised approach and, at the present time, these requirements have already been included in the operational risk management approach used by the Group.

7.2 Corporate governance and organisational model

The organisational model for risk management and control follows the Basel guidelines and establishes three levels or layers of control:

•	First level: management and control functions performed by the Group’s units. Attempts to ensure that the business and the entity as a whole do not incur this type of risk.

•	Second level: control functions performed by the corporate areas. Establishes regulations and controls compliance by the first layer of control.

•	Third level: integrated supervision functions performed by the risk division, from the integrated risk control and internal risk validation area (CIVIR).

This model is reviewed on a recurring basis by the internal audit division.

Within the technology and operations division, the corporate technology and operational risk area (ACRTO) is responsible for the definition of policies and methodology and for the management and control of technology and operational risks.

The Group considers it is advisable for the first and second layer control functions to be performed within the aforementioned technology and operations division, which manages operational risk more directly and which has resources and personnel better suited to the identification, measurement, valuation and mitigation of operational risk. All of the above forms part of the recurring supervision of the Group’s control bodies, in line with its strong risk management culture.

The implementation, integration and local adaptation of the policies and guidelines established by the corporate area are the responsibility of the local areas, through the operational risk officers identified in each unit.

This operational risk management structure is based on the knowledge and experience of the executives and professionals of the various Group units, with particular importance being attached to the role of the local operational risk officers.

The technology and operational risk management model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, Bank of Spain, etc.), and setting of risk tolerance limits.

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimise operational risk.

•	Generation of periodic reports on the exposure to operational risk and its level of control for senior management and the Group’s areas/units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group’s daily management, using the current technology and maximising the automation of applications.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

The operational risk control model implemented by the Group provides the following benefits:

•	Integrated and effective management of operational risk (identification, measurement/ assessment, control/mitigation and reporting).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.

•	Setting of limits for operational risk appetite.

Model implementation: global initiatives and results

The main functions, activities and global initiatives adopted, which seek to ensure the effective management of operational and technology risk, can be summarised as follows:

•	Definition and implementation of the corporate technology and operational risk management framework.

•	Designation of head coordinators and creation of operational risk departments at the local units.

•	Training and experience sharing: communication of best practices within the Group.

•	Fostering of mitigation plans: control of both the implementation of corrective measures and projects under development.

•	Definition of policies and structures to minimise the impacts on the Group in the event of major disasters.

•	Adequate control of the activities carried out by third parties, enabling the Group to respond to potential critical situations.

•	Provide adequate information on this type of risk.

The corporate function strengthens technology risk management and fosters the following aspects, inter alia:

•	Security of information systems.

•	Promotion of contingency and business continuity plans.

•	Management of technology risk (risk associated with the use of technology -development and maintenance of applications, design, implementation and maintenance of technology platforms, production of computer processes, etc.).

Substantially all the Group units are currently included in the model, with a high degree of uniformity. However, the different pace of the implementation, phases, timetables and historic depth of the respective databases gives rise to differences in the level of progress between one country and another.

In general, all the Group’s units continue to improve all matters relating to operational risk management, as disclosed in the annual review performed by internal audit.

7.3 Risk measurement and assessment model

In order to measure and assess technology and operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis (based on the identified risks) and obtain a valuation (through the measurement/assessment) of the area/unit.

7.4 Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group considers it necessary to steadily strengthen the operational control of its financial market activities, thus bolstering the highly stringent and conservative risk and operational principles already applied on a regular basis by the Group.

In addition to monitoring all operational control-related matters, in all its units the Group placed greater emphasis on the following aspects:

•	Review of the valuation models and, in general, of the values of the portfolios.

•	Processes for the capture and independent validation of prices.

•	Adequate confirmation of transactions with counterparties.

•	Review of transaction cancellations/modifications.

•	Review and monitoring of the effectiveness of guarantees, collateral and risk mitigators.

Corporate information

The corporate technology and operational risk control area has a system for integral management of operational risk information (IGIRO), which every quarter consolidates the information available from each country/unit in the operational risk sphere and gives a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualised for each country/unit.

•	Dissemination of the best practices among the countries/units of the Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

Information is also prepared on the following aspects:

•	The Group’s operational risk management model.

•	Human resources and scope of action.

•	Analysis of the database of errors and incidents.

•	Operational risk cost and accounting reconciliation.

•	Self-assessment questionnaires.

•	Indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance

This information acts as the basis for meeting reporting requirements to the risk committee, senior management, regulators, rating agencies, etc.

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. Since 2004 the operational risk area has worked closely with the Group’s insurance management area in all activities leading to improvements in the two areas. Some notable examples are as follows:

•	Cooperation in the presentation of the Group’s operational risk management and control model to insurers and reinsurers.

•	Analysis and follow-up of the recommendations and suggestions for improving operational risks made by insurance companies, through previous audits performed by specialised companies, and of the subsequent implementation thereof.

•	Sharing of the information generated in the two areas in order to strengthen the quality of error databases and the cover provided by the insurance policies of the various operational risks.

•	Close cooperation between local operational risk officers and local insurance coordinators in order to enhance operational risk mitigation.

•	Regular meetings to report on specific activities, statements of position and projects in the two areas.

•	Active participation of the two areas in the global insurance sourcing desk, the highest technical body in the Group responsible for the definition of insurance coverage and arrangement strategies.

8. COMPLIANCE AND REPUTATIONAL RISK

8.1 Definitions and objective

Compliance risk is the risk of receiving penalties (financial or otherwise) or being subject to other types of disciplinary measures by the supervisors as a result of failing to comply with laws, regulations, standards, the organisation’s self-regulatory standards or codes of conduct applicable to the activity carried on.

Reputational risk is the risk associated with the perception of the Group held by the various internal and external stakeholders with which it is related as part of its business activities, which may have an adverse impact on results or business expectations. This risk includes legal, economic, financial, ethical, social and environmental aspects.

The Group’s objective regarding compliance and reputational risk management is: (i) to minimise the probability of irregularities arising; and (ii) to identify, report and swiftly resolve any irregularities that might possibly arise. As for reputational risk, bearing in mind the diversity of sources from which it can arise, management of this risk aims to identify such sources and ensure that they are duly attended to so that the probability of their occurring is reduced and the possible impact thereof is mitigated.

8.2 Corporate governance and organisational model

It is the responsibility of the Bank’s board or directors, as part of its supervisory function, to approve the Group’s general risk policy. In the corporate compliance and reputational risk area, the board is in charge of the Group’s general code of conduct, the global policy on the prevention of money laundering and terrorist financing and the product and service marketing policy.

The risk committee proposes the Group’s risk policy to the board. Also, as the body responsible for global risk management, it measures reputational risk in its area of activity and decision-making.

The audit and compliance committee is entrusted, inter alia, with the functions of supervising compliance with legal requirements, watching over the effectiveness of internal control and risk management systems, supervising compliance with the Group’s code of conduct in the securities markets, with the manuals and procedures for the prevention of money-laundering and, in general, with the bank’s rules of governance and compliance, and making any necessary proposals for improvement, as well as reviewing compliance of the actions and measures resulting from reports or actions of the administrative supervisory and control authorities.

The compliance function reports to the board on an ongoing basis, mainly through the audit and compliance committee, to which the Group’s head of compliance reported at the eleven meetings held by this committee in 2012. The Group’s head of compliance also reported to one meeting of the risk committee, without prejudice to attending other sessions of this committee when transactions with a possible impact from the reputational risk standpoint are submitted to it.

The last layer of governance comprises the corporate committees for regulatory compliance, analysis and resolution and marketing (the last two specialise in their respective subjects: the prevention of money laundering and the marketing of products and services), which have a global scope (all geographical areas, all businesses) and are replicated at local level.

As part of the risk division, in the exercise of its functions to support the risk committee, the integrated risk control and internal risk validation area (CIVIR) supervises the control framework applicable to compliance and reputational risk and, in turn, facilitates information in this connection to the Group’s control bodies.

The organisational model revolves around the corporate compliance and reputational risk area, forming part of the general secretary’s division, which is entrusted with managing the Group’s compliance and reputational risks. Within this area, which is led by the Group’s head of compliance, are the corporate regulatory compliance risk management office, the corporate reputational risk management office and the central department for the prevention of money laundering and terrorist financing. This structure is replicated at local level and also in the global businesses, since the appropriate functional reporting channels to the corporate area have been established.

8.3 Risk management model

The main responsibility for compliance and reputational risk management is shared by the compliance department and the various business and support units that conduct the activities giving rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance department, which is also responsible for advising senior management on these matters and fostering a culture of compliance, all as part of an annual programme whose effectiveness is periodically evaluated.

The compliance department directly manages the basic components of these risks (money laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control and internal risk validation area ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

Policies

The general code of conduct is the central plank of the Group’s compliance programme. The general code of conduct contains the ethical principles and standards of conduct that must guide the actions of all the Group employees and is complemented in certain matters by the standards contained in the industry-specific codes and manuals3.

Also, the code establishes: i) the functions and responsibilities regarding compliance by the Group’s relevant governing bodies and divisions; ii) the standards regulating the consequences of the failure to comply; and iii) a channel through which notifications of allegedly illicit actions are formulated and processed.

Governance and organisation

It is the role of the corporate compliance office, under the supervision of the audit and compliance committee and the regulatory compliance committee, to ensure the effective implementation and monitoring of the general code of conduct.

The regulatory compliance committee, which is chaired by the Group’s general secretary, has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the corporate marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money laundering and terrorist financing). The regulatory compliance committee is composed of representatives from internal audit, the general secretary’s division, financial management, human resources and the most directly affected business units.

The Group’s compliance department has been entrusted with the following compliance and reputational risk management functions:

1.	Implement the Group’s general code of conduct and other codes and industry-specific manuals.

2.	Supervise the training activities on the compliance programme conducted by the human resources area.

3.	Direct investigations into any possible breaches, with help from internal audit, and propose the appropriate penalties to the related committee.

4.	Cooperate with internal audit in the periodic reviews carried out by internal audit on compliance with the general code and with the industry-specific codes and manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

[3]	The industry-specific codes and manuals include the prevention of money laundering and terrorist financing manual, the code of conduct in securities markets, the procedures manual for the sale of financial products, the analysis code of conduct, the research policy manual, the foreclosed asset management manual of conduct, the purchase management manual of conduct, etc., in addition to the notes and circulars implementing specific points of these codes and manuals.

5.	Receive and handle the complaints made by employees or third parties through the complaints channel.

6.	Advise on the resolution of doubts arising from the application of the codes and manuals.

7.	Prepare an annual report on the application of the compliance programme for submission to the audit and compliance committee.

8.	Regularly report to the general secretary, the audit and compliance committee and the board of directors on the implementation of the compliance policy and the compliance programme.

9.	Assess, every year, the changes that it might be appropriate to make to the compliance programme, particularly in the event of detecting unregulated risk areas and improvable procedures, and propose such changes to the audit and compliance committee.

The Group’s compliance department has also been entrusted with the management of the criminal risk prevention model, which resulted from the entry into force of Organic Law 5/2010, which made legal entities criminally responsible for crimes committed on their account or for their benefit by directors or representatives or employees as a result of a lack of control. 2012 saw the completion of the implementation at the Group in Spain of this model, which includes the design and implementation of a risk map with the related controls; the preparation of a prevention manual and protocols that would be applicable if criminal proceedings were initiated; and various employee training and awareness-raising measures on criminal risk.

As regards the industry-specific codes and manuals, the focus of the compliance programme is on the following operational spheres, inter alia:

•	Prevention of money laundering and the financing of terrorism.

•	Marketing of products and services.

•	Conduct in securities markets.

•	Relations with regulators and supervisors.

•	Preparation and dissemination of the Group’s institutional information.

Prevention of money laundering and terrorist financing

Policies

As a socially responsible organisation, it is a strategic objective for the Group to have an advanced effective system for the prevention of money laundering and the financing of terrorism that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organisations.

The prevention of money laundering and terrorist financing function is articulated in certain policies that establish minimum standards that the Group’s units must observe, and which are prepared in conformity with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2005/60/EC of the European Parliament and of the Council of 26 October 2005 on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing.

The corporate policy and the standards implementing it must obligatorily be complied with at all Group units worldwide. In this regard, units should be taken to be all Banco Santander’s banks, subsidiaries, departments or branches, both in Spain and abroad, which, in accordance with their legal status, must be subject to the regulations on the prevention of money laundering and terrorist financing.

Governance and organisation

The organisation of the prevention of money laundering and terrorist financing function is based on three figures: the analysis and resolution committee (CAR), the central money laundering prevention department (DCPBC) and the persons responsible for prevention at various levels.

The CAR is a collective body with a corporate scope which is chaired by the Group’s general secretary and is composed of representatives of internal audit, the general secretary’s division, human resources and the most directly affected business units.

The DCPBC’s function is to establish, coordinate and supervise the systems and procedures for the prevention of money laundering and terrorist financing at all Group units.

Also, there are persons responsible for the prevention of money laundering and terrorist financing at four different levels: area, unit, branch and account. In each case their role is to provide support to the DCPBC based on their proximity to the customer and transactions.

The Group has established corporate systems at all its units and business areas based on decentralised computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analysed because of their risk. The aforementioned tools are supplemented by other tools used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behaviour patterns, they enable transactions that might be linked to money laundering or terrorist financing to be analysed, identified on a preventative basis and monitored.

Banco Santander is a founder member, along with ten other large international banks, of the Wolfsberg Group. The Wolfsberg Group’s objective is to establish international standards to increase the effectiveness of programmes to combat money laundering and terrorist financing in the financial community. Various initiatives have been developed which have addressed, inter alia, issues such as the prevention of money laundering in private banking and correspondent banking, and the financing of terrorism as regulatory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

Product and service marketing

Policies

The Group manages the risk that may arise from an inadequate sale of products or an improper provision of services by the Group in accordance with the corporate policies regarding the marketing of products and services.

These corporate policies aim to establish a single corporate framework for all regions, businesses and entities that: (i) reinforces the organisational structures; (ii) ensures that decision-making committees oversee not only the approval of products and services, but also the monitoring thereof over their whole lives; and (iii) establishes the guidelines for defining uniform Group-wide criteria and procedures for the marketing of products and services, which encompass all its phases (approval, pre-sale, sale and follow-up or post-sale).

These policies are developed and specifically adapted to the actual local situation and to local regulatory requirements through the local internal rules of the various Group units, once authorisation has been obtained from the corporate compliance and reputational risk area.

Governance and organisation

The management of the risk that might arise from the incorrect selling of products or services is organised by corporate and local marketing committees, the global consultative committee, the corporate monitoring committee, and corporate and local reputational risk management offices.

The corporate marketing committee (CCC) is the Group’s highest decision-making body regarding the approval of products and services. Chaired by the Group’s general secretary, it is composed of representatives of the following divisions: risk, financial management, technology and operations, general secretary’s division, the controller’s unit, internal audit, commercial banking, global wholesale banking, private banking, asset management and insurance.

The CCC pays particular attention to the suitability of the product or service for the environment in which it is to be marketed, placing particular emphasis on ensuring that:

•	Each product or service is sold by competent sales personnel.

•	Customers are furnished with the required appropriate information.

•	The product or service fits the customer’s risk profile.

•	Each product or service is assigned to the appropriate market, not only from a legal or tax standpoint, but also with regard to the financial culture of that market.

•	The product or service meets the requirements of the corporate marketing policies and, in general, the applicable internal or external regulations.

Also, local marketing committees (CLCs) are created at local level to channel proposals for the approval of new products to the CCC -after issuing a favourable opinion, since initially they do not have any delegated powers- and to approve products that are not new and the related marketing campaigns.

In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Bank and the customer.

The global consultative committee (CGC) is the advisory body of the corporate marketing committee and consists of area representatives who provide an insight into risks, regulations and markets. The CGC, which meets on an estimated quarterly basis, may recommend the review of products affected by market changes, impaired solvency (country, sectors or companies) or changes in the Group’s market perception at medium and long term.

The corporate monitoring committee (CCS) is the Group’s decision-making body regarding the monitoring of products and services. This committee is chaired by the general secretary and is attended by internal audit, legal advisory, compliance, customer care and the business areas concerned (with the ongoing representation of the commercial network).

The purpose of the corporate reputational risk management office (OCGRR) is to provide the relevant governing bodies with the information required to enable them: (i) to conduct an appropriate analysis of risk in the approval phase, with a twofold focus: impact on the Bank and impact on customers; and (ii) to monitor products over their life cycle.

At local level reputational risk management offices have been established, which are responsible for promoting corporate culture and for ensuring that products are approved and monitored in the respective local spheres in keeping with corporate guidelines.

Conduct in securities markets

Policy

This is set by the code of conduct in the securities markets, complemented, inter alia, by the code of conduct for analysis activities, the research policy manual and the procedure for detecting, analysing and communicating transactions suspected of market abuse.

Governance and organisation

The organisation is centred on the corporate compliance office and local and subsidiaries’ compliance divisions.

The Group’s compliance department performs the following main functions in relation to the rules of conduct in securities markets:

1.	Register and control sensitive information that is known by and/or generated at the Group;

2.	Keep lists of the securities affected and the initiated persons, and monitor transactions with these securities;

3.	Monitor transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies;

4.	Receive and attend to notifications of and requests for authorisation of transactions for own account;

5.	Control transactions for own account of the persons subject to compliance with the code of conduct;

6.	Manage breaches;

7.	Resolve doubts raised on the CCMV;

8.	Record and resolve conflicts of interest and the situations that might give rise to them;

9.	Assess and manage any conflicts that might arise in the analysis activity.

10.	Maintain the files required to control compliance with the obligations established in the CCMV;

11.	Develop ordinary contact with the regulators;

12.	Organise training and, in general, perform the actions required to apply the CCMV; and

13.	Analyse actions that might be suspected of constituting market abuse and, where appropriate, report them to the supervisors.

Relationships with supervisors and dissemination of information to the markets

The compliance department is responsible for responding to the information requirements of the regulatory and supervisory bodies, both in Spain and in other countries where the Group operates, monitoring implementation of the measures arising from the reports or inspections conducted by these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the regulators’ requirements. The audit and compliance committee is informed of the main issues at each of its meetings.

Other actions

In 2012 Santander continued to perform various other activities in the regulatory compliance field –review of the Bank’s internal regulations prior to their publication, verification to ensure that treasury share transactions are in line with internal and external regulations, maintenance of the regulatory information section of the corporate website, review of the reports on voting recommendations in the general meetings prepared by the principal consultants on this matter, regular submission of regulatory information to the supervisors, etc.– and it cooperated in new corporate projects, e.g. adapting the Group to the US FATCA and Dodd-Frank Acts.

The losses incurred by the Group due to compliance and reputational risk are included in the events database managed by the Group’s corporate technology and operational risk area (ACRTO).

9. CAPITAL

9.1 Compliance with the new regulatory framework

The new regulatory framework established by Basel III will heighten the capital requirements very significantly, from both a quantitative standpoint (gradual increase in the minimum requirements for the core capital and Tier 1 capital ratios, greater deductions from the capital base, establishment of various capital buffers) and a qualitative standpoint (higher quality of capital required). The analysis of the impact of the new future regulations did not have a material effect on the Group’s capital adequacy ratios. The date of the entry into force of the new Basel III regulations in Europe and the definition of the content thereof are subject to the conclusion of the European legislative process and the corresponding transposition into Spanish law, but they are expected to enter into force in 2014.

With regard to credit risk, the Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%. The attainment of this short-term objective also depends on the acquisitions of new entities and the need for the various supervisors to coordinate the validation processes of the internal approaches. The Group is present in geographical areas where there is a common legal framework among supervisors, as is the case in Europe through the Capital Requirements Directive. However, in other jurisdictions, the same process is subject to the framework of cooperation between the home and host country supervisors under different legislations, which in practice entails adapting to the different criteria and timetables in order to obtain authorisation to use the advanced approaches on a consolidated basis.

Accordingly, the Group continued in 2012 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. The Group has obtained authorisation from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom, Portugal and certain portfolios in Mexico, Brazil and Chile. The Group’s Basel implementation strategy is focused on obtaining authorisation for the use of AIRB approaches at the main entities in the Americas and Europe.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Santander Group was authorised to use its internal model for market risk on the treasury areas’ trading activities in Spain, Chile, Portugal and Mexico, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing an entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander Group. The Group currently uses the standardised approach for regulatory capital calculation purposes and it is considering the possibility of adopting AMA approaches in the near future, once it has collated sufficient data using its own management model.

With respect to Pillar II, the Group uses an economic capital approach to quantify its global risk profile and its capital adequacy position as part of the internal capital adequacy assessment process (ICAAP) at consolidated level. This process, which is supplemented with a qualitative description of the risk management and internal control systems, is reviewed by internal audit and internal validation teams and is subject to a corporate governance structure that culminates in its approval by the Group’s board of directors, which also establishes the strategic factors relating to risk appetite and capital adequacy targets on an annual basis. The economic capital model considers risks not included in Pillar 1 (concentration risk, interest rate risk, business risk, and risks relating to pensions, goodwill, other intangible assets, etc.).

In accordance with the capital requirements set by the European Directive and Bank of Spain rules, the Group publishes its Pillar III disclosures report on an annual basis. This report comfortably meets the market transparency requirements in relation to Pillar 3. The Group considers that the market reporting requirements are fundamental to complement the minimum capital requirements of Pillar I and the supervisory review process performed through Pillar II. In this respect, its Pillar 3 disclosures report incorporates the recommendations made by the European Banking Authority (EBA) to make Santander an international benchmark in terms of market transparency, as is already the case with its annual report.

Parallel to the roll-out of advanced approaches at the various Group units, Santander is carrying out an ongoing training process on Basel at all levels of the organisation, covering a significant number of professionals from all areas and divisions, with a particular focus on those most affected by the changes arising from the adoption of the new international capital standards.

9.2 Economic capital

The concept of economic capital has traditionally been contrasted with that of regulatory capital, the latter being the measure required by capital adequacy regulations. The Basel II capital framework has without doubt brought the two concepts closer together. While Pillar I determines the minimum regulatory capital requirements, Pillar II quantifies, through economic capital, the Group’s overall capital adequacy position.

The Group’s economic capital model enables it to quantify the consolidated risk profile taking into account all the significant risks of the business (not only those contemplated in Pillar 1), as well as the diversification effect inherent in a multi-national, multi-business group such as Santander. In addition, the definition of capital included in Santander’s model is different to the regulatory definition and it enables, in our opinion, the capital available for stress scenarios to be better separated from the risks to be assessed. The Group uses this model to prepare its internal capital adequacy assessment report in accordance with Bank of Spain regulations within the framework of Pillar II of Basel II.

In the internal definition of available capital, unlike the regulatory capital base, certain on-balance-sheet assets (such as goodwill, etc.) to which the regulator does not grant any value from a prudential point of view are not deducted, since in Santander’s model risks and capital requirements are also calculated for these assets.

The concept of diversification is fundamental for the proper measurement and understanding of the risk profile of a group with global operations such as Santander. The fact that the Group conducts its business activities in various countries through a structure of differentiated legal entities, across a broad spectrum of customer and product segments, thereby also incurring various types of risks, means that the Group’s earnings are less vulnerable to any adverse situation that might arise with respect to a particular market, portfolio, customer or risk. Despite the current high level of globalisation of the world’s economies, the economic cycles are not the same and do not have the same intensity in the various geographical regions. As a result, groups with global presence display more stable results and have a greater capacity to withstand possible crises affecting specific markets or portfolios, which is synonymous with a lower level of risk. In other words, the risk and the associated economic capital borne by the Group as a whole is less than the risk and the capital arising from the sum of its various components considered separately.

Lastly, the economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their industry-based or geographical concentration. Any geographical or product concentration in retail portfolios is captured through the application of an appropriate correlation model.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy from the viewpoint of both the assessment of capital adequacy and management of the risk of portfolios and businesses.

As regards capital adequacy, in the context of Pillar 2 of Basel, the Group uses its economic model for the internal capital adequacy assessment process, which includes all the risks relating to its activities, over and above the risks contemplated in the regulatory approach, and considers essential matters that are not captured by regulatory capital, such as portfolio concentration and diversification of risks and geographical areas. To this end, the Group plans the business performance and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it maintains its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital metrics enable the risk-return targets to be assessed, including the effects of off-setting, pricing of transactions by risk, measurement of the economic viability of projects, units or lines of business, with the ultimate objective of maximising the generation of shareholder value.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirements and RORACs of the Group’s business units and inclusion thereof in their compensation plans.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

The RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximising value creation, which is the ultimate objective of Group senior management.

The Group periodically assesses the level and evolution of the value creation (VC) and return on risk-adjusted capital (RORAC) of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:

VC = Profit - (average EC x cost of capital)

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each unit from its business activity.

The minimum rate of return on capital that a transaction should achieve is determined by the cost of capital, which is the minimum remuneration required by shareholders. In order to objectively calculate this rate, the premium that shareholders demand for investing in the Group is added to the risk-free return. This premium depends essentially on the degree of volatility of the market price of the Banco Santander share in relation to the market trend.

If a transaction or portfolio yields a positive return, it will be contributing to the Group’s profit, although it will only create shareholder value when this return exceeds the cost of capital.

In 2012 value creation by the business units was disparate, falling in Europe and increasing in the United States. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the weakness of the economic cycle of various Group units in Europe and, in particular, in Spain.

55. Explanation added for translation to English

These consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group (see Note 1.b). Certain accounting practices applied by the Group that conform with that regulatory framework may not conform with other generally accepted accounting principles and rules.

Appendix I

Subsidiaries of Banco Santander, S.A. (1)

						Millions of euros (a)
		% of ownership held by the Bank		% of voting		Capital and	Net profit (loss) for	Amount of ownership
Company	Location	Direct	Indirect	power (k)	Line of business	reserves	the year	interest
2 & 3 Triton Limited (d)	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	22	5	13
A & L CF (Jersey) Limited (g)	Jersey	0.00%	100.00%	100.00%	LEASING	94	1	93
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	39	0	35
Abbey Covered Bonds LLP	United Kingdom	—	(b )	—	SECURITISATION	(3,228)	1.574	0
Abbey National American Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	312	1	310
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	120	1	104
Abbey National Financial Investments 4 B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE	311	1	306
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	BANKING	350	23	263
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	459	16	169
Abbey National Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER	44	0	34
Abbey National Treasury Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	228	1	226
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	922	2	919
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	99.99%	99.99%	HOLDING COMPANY	1,278	39	1,249
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	BANKING	4,200	310	3,491
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	875	4	743
Alcaidesa Holding, S.A. (consolidated)	Spain	0.00%	44.82%	50.00%	PROPERTY	84	0	41
Alcaidesa Inmobiliaria, S.A.	Spain	0.00%	44.82%	50.00%	PROPERTY	65	(3)	20
Alcaidesa Servicios, S.A.	Spain	0.00%	44.82%	50.00%	SERVICES	22	(2)	11
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE	27	0	27
Alliance & Leicester International Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING	271	6	162
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(250)	(1)	0
Alliance & Leicester plc	United Kingdom	0.00%	100.00%	100.00%	BANKING	206	0	1,211
Alliance Bank Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE	27	0	30
Altamira Santander Real Estate, S.A.	Spain	79.82%	18.15%	100.00%	PROPERTY	1,816	(609)	1,353
Arizona Concentrating Solar I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	95	4	38
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING	30	6	25
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING	28	3	25
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	RENTING	62	7	35
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING	24	2	23
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	RENTING	30	2	22
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING	28	3	26
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING	19	1	19
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	75.21%	100.00%	FINANCE	452	(38)	211
Banco Bandepe S.A.	Brazil	0.00%	75.21%	100.00%	BANKING	1,115	57	939
Banco Banif, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	475	31	184
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	12	0	9
Banco de Asunción, S.A. (j)	Paraguay	0.00%	99.33%	99.33%	BANKING	0	1	27
Banco Español de Crédito, S.A.	Spain	88.85%	0.79%	89.65%	BANKING	5,022	(857)	1,257
Banco Madesant—Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING	964	77	1,040
Banco Santander – Chile	Chile	0.00%	67.01%	67.18%	BANKING	2,951	614	1,119
Banco Santander (Brasil) S.A.	Brazil	0.00%	75.21%	76.09%	BANKING	23,575	802	8,589
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	Mexico	0.00%	75.11%	99.99%	BANKING	4,572	1,012	1,884

1

						Millions of euros (a)
		% of ownership held by the Bank		% of voting		Capital and	Net profit (loss) for	Amount of ownership
Company	Location	Direct	Indirect	power (k)	Line of business	reserves	the year	interest
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	BANKING	23	0	22
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	BANKING	276	136	325
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	BANKING	796	(20)	502
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING	125	9	128
Banco Santander International	United States	100.00%	0.00%	100.00%	BANKING	463	58	412
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	BANKING	70	7	61
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	BANKING	509	37	423
Banco Santander Río S.A.	Argentina	8.23%	91.07%	99.02%	BANKING	731	302	273
Banco Santander Totta, S.A.	Portugal	0.00%	99.76%	99.89%	BANKING	1,209	(4)	2,814
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	BANKING	327	31	205
Banesto Banco de Emisiones, S.A.	Spain	0.00%	89.65%	100.00%	BANKING	103	1	87
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	0.00%	89.65%	100.00%	BROKER-DEALER	113	0	31
Banif Gestión, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	26	0	15
Bank Zachodni WBK S.A.	Poland	94.23%	0.00%	94.23%	BANKING	1,698	336	4,014
BST International Bank, Inc.	Puerto Rico	0.00%	99.76%	100.00%	BANKING	4	18	4
BZ WBK Asset Management S.A.	Poland	50.00%	47.12%	100.00%	FUND MANAGEMENT COMPANY	17	20	176
BZ WBK Finanse & Leasing S.A.	Poland	0.00%	94.23%	100.00%	LEASING AND FULL-SERVICE LEASING	35	6	12
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	94.23%	100.00%	FINANCIAL SERVICES	29	0	27
BZ WBK Leasing S.A.	Poland	0.00%	94.23%	100.00%	LEASING	51	6	14
CA Premier Banking Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING	5	0	5
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	93.53%	6.47%	100.00%	VENTURE CAPITAL COMPANY	596	44	546
Carfax (Guernsey) Limited (g)	Guernsey	0.00%	100.00%	100.00%	INSURANCE BROKER	25	0	25
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	81.40%	93.08%	SECURITIES INVESTMENT	635	12	230
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	Mexico	0.00%	75.09%	99.97%	BROKER-DEALER	69	16	27
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING	298	23	273
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	LEASE OF AIRCRAFT	(35)	(8)	3
Crefisa, Inc.	Puerto Rico	100.00%	0.00%	100.00%	FINANCE	294	(14)	285
Dom Maklerski BZ WBK S.A.	Poland	0.00%	94.23%	99.99%	BROKER-DEALER	39	7	11
Elerco, S.A.	Spain	0.00%	89.65%	100.00%	PROPERTY	61	(134)	0
Erestone S.A.S.	France	0.00%	90.00%	90.00%	PROPERTY	63	0	57
Fideicomiso 100740 SLPT	Mexico	0.00%	75.11%	100.00%	FINANCE	73	11	29
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	0.00%	75.11%	100.00%	FINANCE	37	2	11
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	235	4	125
Fondo de Titulización de Activos Santander Consumer Spain Auto 07-1	Spain	—	(b )	—	SECURITISATION	(23)	0	0
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	53	(303)	0
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	92	(37)	0
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	SERVICES	18	6	24
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander	Mexico	0.00%	75.12%	100.00%	FUND MANAGEMENT COMPANY	13	8	0
Hipototta No. 3 FTC (j)	Portugal	—	(b )	—	SECURITISATION	25	0	0
Hipototta No. 4 plc	Ireland	—	(b )	—	SECURITISATION	(20)	(9)	0
Hipototta No. 7 Limited	Ireland	—	(b )	—	SECURITISATION	(18)	(6)	0
Holmes Funding Limited	United Kingdom	—	(b )	—	SECURITISATION	(110)	27	0
Holmes Master Issuer plc	United Kingdom	—	(b )	—	SECURITISATION	18	(68)	0
Hualle, S.A.	Spain	0.00%	89.65%	100.00%	SECURITIES INVESTMENT	73	4	5
Ibérica de Compras Corporativas, S.L.	Spain	91.63%	7.80%	100.00%	E-COMMERCE	20	0	5

2

						Millions of euros (a)
		% of ownership held by the Bank		% of voting		Capital and	Net profit (loss) for	Amount of ownership
Company	Location	Direct	Indirect	power (k)	Line of business	reserves	the year	interest
Idaho Wind I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	27	2	27
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	IT SERVICES	103	18	86
Inmo Francia 2, S.A.	Spain	0.00%	100.00%	100.00%	PROPERTY	57	0	57
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	SERVICES	19	3	22
Isban México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	IT SERVICES	57	2	33
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	IT SERVICES	16	5	0
Island Insurance Corporation	Puerto Rico	0.00%	99.99%	99.99%	INSURANCE	2	0	4
Konecta Bto, S.L.	Spain	0.00%	51.86%	100.00%	TELECOMMUNICATIONS	41	4	8
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.48%	96.44%	CHEMICALS	32	(5)	28
Laboratorios Indas, S.A. (e)	Spain	0.00%	73.22%	73.22%	HEALTH PRODUCTS	25	27	235
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	AGRICULTURE AND LIVESTOCK	28	0	16
Leasetotta No. 1 Limited	Ireland	—	(b )	—	SECURITISATION	(23)	(15)	0
Luri 1, S.A.	Spain	0.00%	5.59%	100.00%	PROPERTY	60	(11)	3
Luri 2, S.A.	Spain	0.00%	4.82%	100.00%	PROPERTY	32	(6)	1
Luri 4, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	PROPERTY	23	(3)	32
Mitre Capital Partners Limited	United Kingdom	0.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY	(94)	(30)	0
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING	(27)	(2)	56
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	RENTING	30	0	30
Norbest AS	Norway	7.94%	92.06%	100.00%	SECURITIES INVESTMENT	147	(95)	1,326
Oil-Dor, S.A.	Spain	0.00%	89.64%	99.99%	FINANCE	164	1	110
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	160	0	137
Optimal Investment Services S.A.	Switzerland	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	34	(2)	5
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund (c)	Ireland	0.00%	53.06%	51.09%	FUND MANAGEMENT COMPANY	(6)	113	0
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund (c)	Ireland	0.00%	48.38%	54.47%	FUND MANAGEMENT COMPANY	(2)	64	0
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidated) (c)	Bahamas	0.00%	65.44%	63.79%	FUND MANAGEMENT COMPANY	6	283	0
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	PROPERTY	69	5	85
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	SERVICES	205	16	201
Promociones y Servicios Polanco, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	65	(2)	64
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	72	0	65
Promodomus Desarrollo de Activos, S.L.	Spain	0.00%	45.72%	51.00%	PROPERTY	(18)	(38)	0
Riobank International (Uruguay) SAIFE (j)	Uruguay	0.00%	100.00%	100.00%	BANKING	0	0	0
Sansol S.r.l.	Italy	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	0	29	0
Santander Agente de Valores Limitada	Chile	0.00%	67.33%	100.00%	BROKER-DEALER	93	14	20
Santander Ahorro Inmobiliario 2 S.I.I., S.A.	Spain	78.05%	0.01%	78.06%	PROPERTY	46	(5)	37
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	11	18	0
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	LEASING	140	(237)	0
Santander Asset Management—Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	99.76%	100.00%	FUND MANAGEMENT COMPANY	22	0	31
Santander Asset Management Corporation	Puerto Rico	0.00%	100.00%	100.00%	MANAGEMENT COMPANY	13	11	2
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	16	4	0
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	67.02%	100.00%	FUND MANAGEMENT COMPANY	43	35	8
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	32	4	26
Santander Asset Management, S.A., S.G.I.I.C.	Spain	28.30%	71.70%	100.00%	FUND MANAGEMENT COMPANY	126	10	34
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	HOLDING COMPANY	545	68	139

3

						Millions of euros (a)
		% of ownership held by the Bank		% of voting		Capital and	Net profit (loss) for	Amount of ownership
Company	Location	Direct	Indirect	power (k)	Line of business	reserves	the year	interest
Santander Banif Inmobiliario, F.I.I.	Spain	88.09%	9.54%	98.73%	PROPERTY	2,275	(43)	2,208
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	BANKING	1,457	94	1,203
Santander Benelux, S.A./N.V.	Belgium	83.20%	16.80%	100.00%	BANKING	1,155	42	1,125
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	75.21%	100.00%	SERVICES	28	11	6
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	75.21%	100.00%	MANAGEMENT COMPANY	47	17	51
Santander Brasil, EFC, S.A.	Spain	0.00%	75.21%	100.00%	FINANCE	748	(1)	563
Santander Capitalização S.A.	Brazil	0.00%	75.21%	100.00%	INSURANCE	57	43	21
Santander Carbón Finance, S.A.	Spain	99.98%	0.02%	100.00%	SECURITIES INVESTMENT	(18)	(6)	0
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	CARDS	33	0	269
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	926	60	1,281
Santander Carteras, S.G.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	22	1	8
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	263	103	197
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	BANKING	2,962	334	3,047
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	FINANCE	685	93	765
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	FINANCE	826	44	856
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE	513	(40)	347
Santander Consumer Bank Spólka Akcyjna	Poland	0.00%	70.00%	70.00%	BANKING	469	130	217
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	FINANCE	23	10	8
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(47)	5	0
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE	79	8	93
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	FINANCE	126	19	130
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING	7,936	206	6,006
Santander Consumer Finanse Spólka Akcyjna	Poland	0.00%	70.00%	70.00%	SERVICES	49	(9)	64
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY	663	143	2,051
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	LEASING	20	20	20
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	RENTING	54	1	39
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	FINANCE	270	42	505
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.11%	100.00%	CARDS	394	305	542
Santander Corredora de Seguros Limitada	Chile	0.00%	67.10%	100.00%	INSURANCE BROKER	91	2	49
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	75.21%	100.00%	BROKER-DEALER	94	18	36
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	VENTURE CAPITAL COMPANY	22	0	11
Santander Factoring S.A.	Chile	0.00%	99.54%	100.00%	FACTORING	41	3	7
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	FACTORING	182	32	126
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE	390	44	326
Santander Financial Products plc	Ireland	0.00%	100.00%	100.00%	FINANCE	194	4	162
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	LENDING COMPANY	125	21	104
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE	5	0	5
Santander Getnet Serviços para Meios de Pagamento S.A.	Brazil	0.00%	37.61%	50.00%	SERVICES	6	13	2
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	72	4	54
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	PROPERTY MANAGEMENT	115	2	129
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	SECURITIES INVESTMENT	246	0	242
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	SPORTS OPERATIONS	35	(1)	32
Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.11%	100.00%	FINANCE	161	24	164
Santander Holding Vivienda, S.A. de C.V.	Mexico	0.00%	75.11%	100.00%	SERVICES	19	3	13
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	HOLDING COMPANY	9,611	425	6,698
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	INSURANCE	0	0	0
Santander Insurance Europe Limited	Ireland	0.00%	100.00%	100.00%	INSURANCE BROKER	43	(1)	44

4

						Millions of euros (a)
		% of ownership held by the Bank		% of voting		Capital and	Net profit (loss) for	Amount of ownership
Company	Location	Direct	Indirect	power (k)	Line of business	reserves	the year	interest
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	393	80	357
Santander Insurance Life Limited	Ireland	0.00%	100.00%	100.00%	INSURANCE BROKER	70	(1)	73
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	35	5	35
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	BANKING	110	74	102
Santander Investment Bolsa, S.V., S.A.	Spain	0.00%	100.00%	100.00%	BROKER-DEALER	150	10	104
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	FINANCE	315	18	129
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	BROKER-DEALER	(46)	2	0
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER	106	10	142
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	242	28	14
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	24	2	13
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING	80	(13)	35
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	75.21%	99.99%	LEASING	3,560	230	2,780
Santander Overseas Bank, Inc. (h)	Puerto Rico	0.00%	100.00%	100.00%	BANKING	322	3	209
Santander Participações S.A.	Brazil	0.00%	75.21%	100.00%	HOLDING COMPANY	373	70	315
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	78.80%	100.00%	PENSION FUND MANAGEMENT COMPANY	78	9	50
Santander Private Banking s.p.a.	Italy	100.00%	0.00%	100.00%	BANKING	76	(6)	153
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	323	(4)	366
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	112	3	0
Santander S.A.—Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	84.97%	100.00%	INSURANCE BROKER	205	3	244
Santander S.A. Corredores de Bolsa	Chile	0.00%	83.18%	100.00%	BROKER-DEALER	75	8	30
Santander Securities LLC	Puerto Rico	0.00%	100.00%	100.00%	BROKER-DEALER	42	13	18
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE	629	278	239
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.87%	100.00%	INSURANCE	115	160	47
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	FINANCE	53	0	49
Santander UK plc	United Kingdom	77.67%	22.33%	100.00%	BANKING	16,657	(899)	20,738
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE	5	0	5
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	HOLDING COMPANY	9,735	474	9,317
SCI BANBY PRO	France	0.00%	90.00%	100.00%	PROPERTY	59	(1)	57
Scottish Mutual Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	INSURANCE	5	0	100
Serfin International Bank and Trust, Limited	Cayman Islands	0.00%	99.76%	100.00%	BANKING	33	0	25
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	PROPERTY	54	(2)	57
Sheppards Moneybrokers Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES	19	0	18
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	213	5	213
Sinvest Inversiones y Asesorías Limitada	Chile	0.00%	100.00%	100.00%	FINANCE	1,467	15	1,484
Sistema 4B, S.A. (consolidated)	Spain	52.79%	13.33%	67.67%	CARDS	20	1	9
Socur, S.A. (f)	Uruguay	100.00%	0.00%	100.00%	FINANCE	7	19	59
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	54	0	49
Sovereign Bank, National Association	United States	0.00%	100.00%	100.00%	BANKING	9,407	332	10,434
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	FINANCIAL SERVICES	100	(4)	101
Sovereign Precious Metals, LLC	United States	0.00%	100.00%	100.00%	PURCHASE AND SALE OF PRECIOUS METALS	119	5	11
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	SECURITIES COMPANY	43	0	40
Synergy Abstract, LP	United States	0.00%	70.00%	70.00%	INSURANCE	0	1	0
Totta & Açores Inc. Newark	United States	0.00%	99.76%	100.00%	BANKING	1	0	1
Totta (Ireland), PLC (h)	Ireland	0.00%	99.76%	100.00%	FINANCE	380	63	450

5

						Millions of euros (a)
		% of ownership held by the Bank		% of voting		Capital and	Net profit (loss) for	Amount of ownership
Company	Location	Direct	Indirect	power (k)	Line of business	reserves	the year	interest
Totta Urbe—Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.76%	100.00%	PROPERTY	107	3	148
UNIFIN S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE	71	(6)	62
Vista Desarrollo, S.A. SCR de Régimen Simplificado	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY	192	53	166
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	(880)	45	0
Webmotors S.A.	Brazil	0.00%	84.97%	100.00%	SERVICES	22	4	17

(a)	Amount per books of each company at 31 December 2012, disregarding any interim dividends paid in the year. The amount of the ownership interest (net of allowances) is the figure per the books of each holding company multiplied by the Group’s percentage of ownership, disregarding impairment of goodwill arising on consolidation. The data on foreign companies were translated to euros at the year-end exchange rates.
(b)	Companies over which effective control is exercised.
(c)	Data from the latest approved financial statements at 31 December 2011.
(d)	Data from the latest approved financial statements at 31 March 2012.
(e)	Data from the latest approved financial statements at 30 June 2012.
(f)	Data from the latest approved financial statements at 30 September 2012.
(g)	Company resident in the UK for tax purposes.
(h)	Data from the latest approved financial statements at 30 November 2012.
(i)	Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(j)	Company in liquidation at 31 December 2012.
(1)	The preference share issuer companies are detailed in Appendix III, together with other relevant information.

6

Appendix II

Companies in which Santander Group has ownership interests of more than 5% (g), associates of Santander Group and jointly controlled entities

						Millions of euros (a)
		% of ownership held by the Bank		% of voting			Capital and	Net profit (loss) for
Company	Location	Direct	Indirect	power (f)	Line of business	Assets	reserves	the year
26 Rue Villiot S.A.S.	France	0.00%	35.00%	50.00%	PROPERTY	137	44	(11)
Affirmative Insurance Holdings Inc. (consolidated) (b)	United States	0.00%	5.03%	0.00%	INSURANCE	337	70	(124)
Alcover AG	Switzerland	27.91%	0.00%	27.91%	INSURANCE	411	149	4
Allfunds Bank, S.A.	Spain	50.00%	0.00%	50.00%	BANKING	536	130	22
Attijariwafa Bank Société Anonyme (consolidated) (b)	Morocco	0.00%	5.32%	5.32%	BANKING	30,837	2,200	400
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A. (b)	Poland	0.00%	9.42. %	10.00. %	PENSION FUND MANAGEMENT COMPANY	102	45	48
Aviva Towarzystwo Ubezpieczeń na Życie S.A.(b)	Poland	0.00%	9.42. %	10.00. %	INSURANCE	3,169	157	125
Banco Caixa Geral Totta de Angola, S.A.	Angola	0.00%	24.93%	24.99%	BANKING	1,249	187	43
Banco Internacional da Guiné-Bissau, S.A. (d) (e)	Guinea Bissau	0.00%	48.88%	49.00%	BANKING	12	(30)	(1)
BZ WBK—Aviva Towarzystwo Ubezpieczeń na Życie S.A. (b)	Poland	0.00%	47.12%	50.00%	INSURANCE	168	9	1
BZ WBK—Aviva Towarzystwo Ubezpieczeń Ogólnych S.A. (b)	Poland	0.00%	47.12%	50.00%	INSURANCE	52	8	3
Charta Leasing No.1 Limited (h)	United Kingdom	0.00%	50.00%	50.00%	LEASING	100	(17)	(6)
Charta Leasing No.2 Limited	United Kingdom	0.00%	50.00%	50.00%	LEASING	37	(18)	(7)
Companhia de Arrendamento Mercantil RCI Brasil	Brazil	0.00%	30.00%	39.90%	LEASING	676	194	32
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Brazil	0.00%	30.00%	39.90%	FINANCE	2,694	316	48
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado) (b)	Spain	13.95%	6.45%	21.08%	CREDIT INSURANCE	845	250	37
Federal Home Loan Bank of Pittsburgh (b)	United States	0.00%	21.01%	21.01%	BANKING	39,407	2,776	29
Federal Reserve Bank of Boston (b)	United States	0.00%	40.18%	40.18%	BANKING	81,359	1,429	1,447
Friedrichstrasse, S.L.	Spain	0.00%	35.00%	35.00%	PROPERTY	42	42	0
Imperial Holding S.C.A. (i)	Luxembourg	0.00%	36.36%	36.36%	SECURITIES INVESTMENT	180	68	0
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	547	547	63
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	508	126	40
Luri 3, S.A.	Spain	0.00%	9.63%	10.00%	PROPERTY	34	28	1
Metrovacesa, S.A. (consolidated) (b)	Spain	22.60%	11.00%	34.87%	PROPERTY	7,762	2,010	(143)
Norchem Holdings e Negócios S.A.	Brazil	0.00%	16.36%	29.00%	HOLDING COMPANY	63	37	2
Parque Solar Afortunado, S.L.	Spain	0.00%	87.85%	25.00%	ELECTRICITY PRODUCTION	49	26	0
Q 205 Real Estate GmbH	Germany	0.00%	17.50%	17.50%	PROPERTY	257	80	3
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	28.75%	0.01%	28.77%	PROPERTY	73	50	(7)
Santander Consumer USA Inc. (consolidated)	United States	0.00%	64.97%	64.97%	FINANCE	14,205	1,155	542
Santander Río Seguros S.A. (c)	Argentina	0.00%	49.00%	49.00%	INSURANCE	51	11	11
Santander Seguros, S.A.	Uruguay	0.00%	49.00%	49.00%	INSURANCE	24	6	1
Saudi Hollandi Bank (consolidated) (b)	Saudi Arabia	0.00%	11.16%	11.16%	BANKING	11,874	1,316	213
Tecnologia Bancária S.A.	Brazil	0.00%	20.82%	20.82%	ATMs	263	56	15
Teka Industrial, S.A. (consolidated) (b)	Spain	0.00%	9.42%	9.42%	DOMESTIC APPLIANCES	714	284	(2)
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	HOLDING COMPANY	209	101	(12)
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.45%	21.50%	FINANCE	305	73	11
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY	13,936	321	24
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	49.00%	49.00%	INSURANCE	9,963	696	125
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	49.00%	49.00%	INSURANCE	190	38	19
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	HOLDING COMPANY	1,036	943	93
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	COMPANY MANAGEMENT	1,558	1,521	(2)
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	INSURANCE	498	176	46
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	INSURANCE	258	30	18
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	INSURANCE	929	104	33

1

(a)	Amounts per the books of each company generally at 31 December 2012, unless otherwise stated because the financial statements have not yet been authorised for issue. The data on foreign companies were translated to euros at the year-end exchange rates.
(b)	Data from the latest approved financial statements at 31 December 2011.
(c)	Data at 30 June 2012, this entity’s year-end.
(d)	Data from the latest approved financial statements at 30 April 2002.
(e)	Company in liquidation at 31 December 2012.
(f)	Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(g)	Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital)).
(h)	Data from the latest approved financial statements at 30 September 2012.
(i)	Data from the latest approved financial statements at 31 July 2012.

2

Appendix III

Preference share issuer subsidiaries

		% of ownership held by the Bank			Millions of euros (a)
Company	Location	Direct	Indirect	Line of business	Share capital	Reserves	Preference share cost	Net profit (loss) for the year
Abbey National Capital Trust I	United States	—	(b )	FINANCE	0	0	0	0
Banesto Holdings, Ltd.	Guernsey	0.00%	89.65%	SECURITIES INVESTMENT	0	1	1	0
Santander Emisora 150, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	0	225	1
Santander Finance Capital, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	1	11	0
Santander Finance Preferred, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	3	292	0
Santander International Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE	0	0	14	0
Santander PR Capital Trust I	Puerto Rico	0.00%	100.00%	FINANCE	3	(7)	7	7
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE	3,448	(2,535)	54	15
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.76%	FINANCE	0	(1)	12	12

(a)	Amounts per the books of each company at 31 December 2012, translated to euros (in the case of foreign companies) at the year-end exchange rates.
(b)	Company over which effective control is exercised.

1

Appendix IV

Notifications of acquisitions and disposals of investments in 2012

(Article 155 of the Spanish Limited Liability Companies Law and Article 53 of Securities Market Law 24/1998).

On 26 January 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on 18 January 2012.

On 13 April 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER, S.A. had exceeded 3% on 3 April 2012.

On 13 April 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER, S.A. had fallen below 3% on 5 April 2012.

On 7 May 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had exceeded 3% on 26 April 2012.

On 7 May 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had fallen below 3% on 27 April 2012.

On 22 May 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had exceeded 3% on 14 May 2012.

On 6 June 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on 29 May 2012.

On 13 December 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had exceeded 3% on 6 December 2012.

On 13 December 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on 7 December 2012.

On 20 December 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had exceeded 3% on 12 December 2012.

On 27 December 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on 20 December 2012.

1

Appendix V

Other information on the share capital of the Group’s banks

Following is certain information on the share capital of the Group’s banks.

1) Banco Santander (Brasil) S.A.

a) Number of equity instruments held by the Group

The Group holds 161,340,446,502 ordinary shares and 137,878,383,715 preference shares through Banco Santander S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L. and Santander Insurance Holding, S.L.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable. At 2012 year-end the bank’s treasury shares consisted of 568,882,490 ordinary shares and 517,165,900 preference shares, with a total of 1,086,048,390 shares.

In accordance with current Bylaws (Article 5.7) the preference shares do not confer voting rights on their holders, except under the following circumstances:

a) In the event of the transformation, merger, consolidation or spin-off of the company.

b) In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.

c) In the event of an assessment of the assets used to increase the company’s share capital.

d) The selection of a specialised entity or company to determine the economic value of the company.

e) Amendments and repeals of bylaw provisions that change any of the requirements stipulated in point 4.1 of the Level 2 Best Practices on Corporate Governance of the Brazilian Securities Commodities and Futures Exchange (BM&FBOVESPA), although these voting rights will prevail upon the entry into force of the Agreement for the Adoption of the Level 2 Best Practices on Corporate Governance.

The General Assembly may, at any moment, decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.

However, the preference shares do have the following advantages (Article 5.6):

a) Their dividends are 10% higher than those on ordinary shares.

b) Priority in the distribution of dividends.

c) Participation, on the same terms as ordinary shares, in capital increases resulting from the capitalisation of reserves and profits and in the distribution of bonus shares arising from the capitalisation of retained earnings, reserves or any other funds.

d) Priority in the reimbursement of capital in the event of the dissolution of the company.

e) In the event of a public offering due to a change in control of the company, the holders of preference shares are guaranteed the right to sell the shares at the same price paid for the block of shares that changed hands as part of the change of control, i.e. they are treated the same as shareholders with voting rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorised by the shareholders at the general meeting

The company is authorised to increase share capital, subject to approval by the board of directors, up to a limit of 500,000,000,000 ordinary shares or preference shares, and without the need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preference shares established by Law.

At present the share capital consists of 399,044,116,905 shares (212,841,731,754 ordinary shares and 186,202,385,151 preference shares).

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

The only restriction on the availability of Banco Santander (Brasil) S.A.‘s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or to increase capital.

The legal reserve is provided for in Article 196 of the Spanish Public Limited Liability Companies Law, which establishes that before being allocated to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of share capital.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the share deposit certificates (units) are listed on the New York Stock Exchange (NYSE).

2

2) Banco Español de Crédito, S.A. (Banesto)

a) Number of equity instruments held by the Group

The share capital of Banco Español de Crédito, S.A. consists of 687,386,798 fully subscribed and paid shares of EUR 0.79 par value each, all with identical voting and dividend rights.

At 31 December 2012, the Parent and its subsidiaries held 88.997% of the share capital (611,757,016 ordinary shares), of which Banco Santander, S.A. held 606,345,555 shares (88.21%) and Cántabro Catalana de Inversiones, S.A. held 5,411,461 shares (0.787%). At that date the Banesto Group held 4,982,936 treasury shares previously acquired under authorisation of the general meeting, within the limits set forth in Articles 144 et seq of the Spanish Limited Liability Companies Law.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorised by the shareholders at the general meeting

The annual general meeting of Banco Español de Crédito, S.A. held at first call on 6 July 2012 authorised the board of directors to increase capital at one or several times and at any time, within five years from the date of the annual general meeting, by a maximum amount EUR 271,517,785.21, through the issuance of new shares, with or without share premium and with or without voting rights; the consideration for the new shares to be issued will be monetary contributions, and the Board may set the terms and conditions of the capital increase. Also, the Board was empowered to disapply preemptive subscription rights, fully or partially, in accordance with Article 506 of the Spanish Limited Liability Companies Law.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At 31 December 2012, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount (10% of any net profit reported each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of share capital). Pursuant to the Spanish Limited Liability Companies Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Banesto shares owned by subsidiaries.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Spanish Stock Exchanges.

3) Banco Santander Totta, S.A. (Totta)

a) Number of equity instruments held by the Group

3

The Group holds 655,988,104 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 641,269,620 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 125,169 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At 31 December 2012, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Non-current asset revaluation reserves are regulated by Decree-Law 31/1998, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortised or sold.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Totta’s shares are not listed.

4) Banco Santander- Chile

a) Number of equity instruments held by the Group

The Group holds 126,593,017,845 ordinary shares through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones Limitada, now known as Teatinos Siglo XXI Inversiones S. A., with 59,770,481,573 ordinary shares and Santander Inversiones Limitada with 16,577 ordinary shares, all of which have no par value, are fully subscribed and paid and carry the same voting and dividend rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorised by the shareholders at the general meeting

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Share capital at 31 December 2012 amounted to CLP 891,302,881,691. The shareholders at the annual general meeting each year must approve the financial statements at 31 December of the preceding year.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At 31 December 2012, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorisation of the foreign investment committee.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Chilean Stock Exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

5) Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

a) Number of equity instruments held by the Group

At 31 December 2012, the Group held 80,848,258,165 ordinary shares through Grupo Financiero Santander, S.A. B de C.V. and Santander Global Facilities, S.A. de C.V. (México), representing 99.99% of the share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

b) Capital increases in progress

At 31 December 2012 there were no approved capital increases in progress.

c) Capital authorised by the shareholders at the general meeting

The shareholders at the general meeting held on 22 February 2012 resolved to increase the authorised share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander to MXN 8,085,540,380.30, represented by a total of 80,855,403,803 fully subscribed and paid shares of MXN 0.10 par value each.

d) Rights on founder’s shares, bonds or debt issues, convertible debentures and similar securities or rights

The shareholders at the general meeting held on 14 May 2012 ratified the resolution adopted by the shareholders at the extraordinary general meeting held on 17 March 2009, which approved the arrangement of a collective loan from the shareholders for USD 1,000,000,000 through the placement of unsecured subordinated non-preference debentures not convertible into shares. This issue had not yet been launched at the reporting date.

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At the board of directors meeting held on 27 January 2011 the directors approved the general terms and conditions for the issue of senior debt in international markets. This issue of USD 500 and USD 1,000 million at a 5 to 10 year term was authorised on 18 October 2012. The issue was approved in order to obtain resources to finance the increase of business assets and the management of the Bank’s liquidity. As a result of these resolutions adopted by the board of directors, on 9 November 2012, debt amounting to USD 1,000 million was issued.

e) Specific circumstances that restrict the availability of reserves

Pursuant to the Mexican Credit Institutions Law and the general provisions applicable to credit institutions, the Mexican Companies Law and the institutions’ own Bylaws, universal banking institutions are required to constitute or increase capital reserves for the purposes of ensuring solvency and protecting payment systems and savers.

The bank increases its legal reserve annually directly from the profit obtained in the year.

The bank must recognise the various reserves as stipulated in the legal provisions applicable to credit institutions. Credit loss reserves are calculated on the basis of the credit rating assigned to each loan and are released when the rating of the related loan improves or when the loan is settled.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The company does not have any equity instruments quoted on a stock exchange.

6) Santander UK plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 3,105,176,886.60 through Banco Santander, S.A. (24,117,268,865 shares with a par value of GBP 0.10 each), Cántabro Catalana de Inversiones, S.A. (1 share with a par value of GBP 0.10) and Santusa Holding S.L. (6,934,500,000 shares with a par value of GBP 0.10 each).

On 23 October 1995 and 13 February 1996, Santander UK plc issued subordinated bonds, for a total of GBP 200 million, which are convertible into non-cumulative preference shares with a par value of GBP 1 each. The exchange may be performed on any interest payment date provided that shareholders receive between 30 and 60 days’ notice. The Group holds 63,913,355 securities through Santander Financial Exchanges Limited.

On 9 June 1997, Santander UK plc also issued subordinated bonds, for a total of GBP 125 million, which are convertible into non-cumulative preference shares with a par value of GBP 1 each. At the discretion of the issuer, the exchange may be performed on any interest payment date, provided that holders receive between 30 and 60 days’ notice. The Group holds 100,487,938 securities through Santander Financial Exchanges Limited.

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On 28 April 2010, Santander UK plc issued 300 million preference shares with a par value of GBP 1 each to replace, pursuant to current legislation, a previous issue launched by Alliance & Leicester plc under the same terms and conditions. As part of this new issue, the Group holds 107.3 million shares through Banco Santander, S.A. and 155.7 million shares through Santander Financial Exchanges Limited.

b) Capital increases in progress

No approved capital increases are in progress.

c) Repurchases of share capital authorised by the shareholders at the general meeting

The shareholders at the annual general meeting held on 30 March 2012 resolved to unconditionally authorise the company to carry out the following repurchases of share capital.

1. The repurchase of its own 8.625% yield preference shares, subject to the following conditions:

(a)	The company may repurchase up to 125,000,000 of the 8.625% yield preference shares;

(b)	The lowest price that the company may pay for the 8.625% yield preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each 8.625% yield preference share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorisation will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 8.625% yield preference shares even if the purchase is finalised after this authorisation expires.

2. The repurchase of its own 10.375% yield preference shares, subject to the following conditions:

(a)	The company may repurchase up to 200,000,000 of the 10.375% yield preference shares;

(b)	The lowest price that the company may pay for the 10.375% yield preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each 10.375% yield preference share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorisation will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 10.375% yield preference shares even if the purchase is finalised after this authorisation expires.

3. The repurchase of its own fixed/floating rate series A non-cumulative preference shares subject to the following conditions:

(a)	The company may repurchase up to 300,002 redeemable fixed/floating rate series A non-cumulative preference shares;

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(b)	The lowest price that the company may pay for the redeemable fixed/floating rate series A non-cumulative preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each redeemable fixed/floating rate series A non-cumulative preference shares will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorisation will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its redeemable fixed/floating rate series A non-cumulative preference shares even if the purchase is finalised after this authorisation expires.

However, prior to such expiry, the Company may submit bids or adopt resolutions that could require the allocation of shares and the directors may allocate shares in accordance with any bid or resolution, notwithstanding the expiry of the authorisation granted in this resolution.

In accordance with this resolution, any previous authorisations granted to the directors and not exercised for the allocation of shares are hereby revoked and substituted, notwithstanding any allocation of shares or grant of rights already completed, offered or agreed.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

7) Santander Holdings USA, Inc.

a) Number of financial equity instruments held by the Group

At 31 December 2012, the Group held 520,307,043 ordinary shares, all of which carry the same voting and dividend acquisition rights.

b) Capital increases in progress

No approved capital increases are in progress.

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c) Capital authorised by the shareholders at the general meeting

Banco Santander, S.A. is the sole shareholder.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Class C preference shares are listed on the New York Stock Exchange (NYSE).

8) Banco Zachodni WBK S.A.

a) Number of financial equity instruments held by the Group

At 31 December 2012, Banco Santander, S.A. held 70,334,512 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

Two capital increases were approved by the shareholders at general meetings in 2012. On 10 May 2012, the shareholders at the annual general meeting resolved to increase the share capital by PLN 15,616,180 (the increase was made effective on 9 August 2012). On 30 July 2012, the shareholders at the extraordinary general meeting approved the merger with Kredyt Bank S.A., thereby resolving to increase the share capital by PLN 189,074,580 (the increase was made effective 4 January 2013).

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on 20 April 2011, the shareholders resolved to approve the “Incentive Scheme IV” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2011 to 2013. The bank considers that the exercise of these rights might give rise to the issuance of more than 400,000 shares.

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e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Bank Zachodni WBK S.A. are listed on the local stock exchange in Warsaw known as Giełda Papierów Wartościowych S.A.

9) Banco Santander Río S.A.

a) Number of equity instruments held by the Group

At 31 December 2012, Banco Santander, S.A. held 141,911,008 class A shares, 293,971,417 class B shares and 635,447,536 preference shares of Banco Santander Río S.A., representing 99.30% of the share capital, through Administración de Bancos Latinoamericanos Santander S.L., BRS Investment S.A. and Santander Overseas Bank, Inc.

b) Capital increases in progress

At the general meeting of the bank held on 16 March 2011, the shareholders resolved to approve a capital increase for public subscription in the sum of up to ARP 145,000,000 through the issue of up to 145,000,000 registered class B ordinary shares with a par value of ARP 1 each, with a voting right per share and the right to receive dividends from the year in which they were subscribed. The shareholders at the general meeting authorised the directors to increase the share capital of Banco Santander Río S.A. At the reporting date the authorised share capital increase had not been carried out.

c) Capital authorised by the shareholders at the general meeting

The authorised share capital of Banco Santander Río S.A. amounts to ARP 1,078,875,015, represented by a total of 1,078,875,015 fully subscribed and paid shares with a par value of ARP 1 each.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Financial institutions must recognise the legal reserve required by Article 33 of Argentine Law 21,526. The reserve must be recognised by transferring 20% of net profit for each year, including the adjustments to prior years’ results recognised in the year and any accumulated loss recognised at the previous year-end. This proportion must be applied irrespective of the ratio of the legal reserve balance to the company’s share capital.

With respect to the distribution of profit, the Central Bank of the Republic of Argentina (BCRA) has ruled that the total minimum capital of companies wishing to distribute dividends must not be lower than the sum of the capital requirements for credit risk, interest rate risk, market risk and operational risk, increased by 75%.

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Also, the distribution of profit must be expressly authorised by the Argentine Financial and Exchange Institutions Authority, which must check that the procedures required by legislation for the distribution of profits have been complied with.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The shares have been listed on the Buenos Aires Stock Exchange (BCBA) since 1997, and on Latibex (the market for Latin-American stocks in euros) in Spain since 1999.

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Banco Santander, S.A. and Companies composing Santander Group

Consolidated Directors’ Report for 2012

General background

The world economy remained weak in 2012, burdened by the European sovereign debt crisis and the slow recovery of the US economy. The performance of the emerging economies was more positive, although some of them were affected by the international environment. The eurozone crisis reached a turning point with the European Council in June and the financial aid mechanisms announced by the European Central Bank (ECB) in September that significantly reduced the likelihood of the euro break-up anticipated by the market.

In the United States the figures for activity in the third quarter revealed annualised quarterly growth in GDP of 2.7% underpinned by consumption, the residential sector and foreign trade to offset the contraction of investment in capital goods. This figure supports a forecast for the year as a whole of around 2.2%, with underlying inflation in line with the Fed’s implicit target framework (close to 1.5%).

In the absence of inflationary pressures, any rise in the reference rate now seems unlikely before mid-2015. In addition, the Democrats and Republicans reached a temporary compromise to avert the fiscal cliff that would have had a recessionary impact on the economy had it been fully implemented. The agreement sets a deadline of two months in which to negotiate a new ceiling on borrowing and define cuts in structural spending.

The rate of growth in Latin America slowed in 2012, with mixed performance by country: growth was higher than expected in Chile and lower in Brazil. Inflation remained under control in the short term, interest rates eased, and the majority of currencies, with the exception of the Brazilian real, showed a trend of appreciation.

Brazil looks set for an increase in GDP of 1% in 2012 after a weaker than expected recovery in the second half of the year. Despite the strength of consumption thanks to the labour market, the fall in investment is hampering the growth of the economy. With growth as the priority, the central bank cut the Selic rate to a record low (7.25%), with inflation ending the year at 5.8% (6.5% in 2011). The exchange rate was below BRL 2 = USD 1 for the first half of the year, although the lower than expected growth at the end of the year resulted in a change in trend and a year-end rate of BRL 2.05 = USD 1.

Mexico will have recorded growth of close on 4% in 2012, supported by industrial sector exports, the residential sector and a greater weight of services. Inflation remained within the Bank of Mexico target band (3±1%) in the first half of the year, followed by a slight upturn in the second half that took it to 3.6% at year end. The underlying inflation rate of around 3.5% throughout the year provided the Bank of Mexico with a comfortable scenario in which it kept the official interest rate stable at 4.5% for the third year running. The peso exchange rate also remained relatively stable at around MXN 13 = USD 1 (13.02 at year end).

In Chile GDP grew by 5.6% supported by the strength of domestic demand, mainly from consumers (underpinned by the increase in wages and credit) and investment. The inflation scenario, which had deteriorated at the end of 2011 and beginning of 2012, showed improvement in the second half and ended the year at 1.5% (4.4% in 2011). The interest rate remained stable at 5% after a reduction of 25 basis points in January. The Chilean peso ended the year at CLP 479 = USD 1, having remained below 500 almost the entire year.

The eurozone looks set for a fall in GDP of around 0.4% year on year in 2012. The return to recession in the second half of the year reflected the impact of the austerity measures in the public sector and the deleveraging processes in the private sector. This was combined with the temporary worsening of the financial conditions associated with the sovereign debt crisis and the doubts about the future of the Monetary Union that were only dissipated after the June summit and ECB measures referred to earlier.

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Inflation remained above the ECB target of 2% throughout the year, at an average rate of 2.5%, driven by crude oil prices at the beginning of the year and the rise in indirect taxes in some economies. However, the rate was lower than that of 2011 and displayed a downward trend that will bring it close to the target in 2013.

The ECB once again played a decisive role in the evolution of the crisis. The monetary authority began 2012 with two very long-term refinancing operations aimed at guaranteeing the liquidity of the financial system. In July the increased uncertainty led the ECB to lower the official interest rate by 25 basis points to 0.75% and to cut the deposit facility rate (the current benchmark for money market rates) to 0%.

In September the ECB announced that it would undertake Outright Monetary Transactions (OMT) in order to restore the mechanism of monetary policy transmission that was affected by the financial fragmentation of the area associated with the perceived risk of break-up. These would enable the ECB to buy government-issued bonds maturing in 1 to 3 years from countries on the condition that they apply for aid under an EFSF/ESM programme. Although OMT activation is ultimately in the hands of national governments, the mere announcement of them succeeded in easing the financial tensions. As for the exchange rate, the tensions in the eurozone led to a depreciation of the euro against the dollar that was corrected from August onwards, ending December at EUR 1 = USD 1.32.

There continue to be differences between the countries in terms of economic situation and outlook. The European peripheral economies suffered the effects of greater fiscal adjustment and private sector deleveraging combined with very high funding costs. Conversely the central European economies enjoyed a more favourable underlying situation. Germany continued to reduce its unemployment rate (5.4%) with growth of GDP that is expected to be more limited (0.7% in 2012).

The Spanish economy will end 2012 with an estimated decrease of around 1.5% as a result of the strong adjustments made in both the public sector (fiscal consolidation) and the private sector (deleveraging process).

Domestic demand reflected the sharp reduction in household spending (higher income tax withholdings, increased VAT, pay cuts and uncertainty), the major effort to curb public spending and investment (mainly in the latter part of the year), and the adjustment of the residential sector. The positive feature was to be found in the foreign sector, which recorded a bigger advance in exports than was expected resulting in current account balance surpluses towards the end of the year.

Inflation ended the year at 2.9% affected by the increase in VAT, medicinal drugs and administered prices. The underlying component ended the year at 2.1%, in line with the evolution of prices in the eurozone.

The United Kingdom will probably have ended 2012 with a fall in GDP of 0.1% in the year as a whole. With quarterly volatility (additional public holidays in the second quarter and the Olympic Games in the third quarter), activity displayed a weak underlying trend. The drop in external demand and the eurozone sovereign debt crisis on the one hand, and on the other weak domestic demand impacted by the fiscal adjustment, the deleveraging of households and restrictive funding conditions in the private sector, are what lay behind this trend.

Inflation remained high (2.7% in December), above that of the European economies and the Bank of England’s target. Nevertheless, it was appreciably lower than in 2011 (4.5% in December) and the downward trend is expected to continue into the coming year. The Bank of England kept its official rate unchanged at 0.5%, extended the bond purchase programme to 375 billion pounds and launched the Funding for Lending scheme to boost the flow of credit to households and businesses by offering long-term liquidity at below-market rates. Against this background, sterling rose against the euro to EUR 1.23 = GBP 1.

Poland recorded slower growth of GDP in 2012 (1.4% in the third quarter) although it remained above the European average. The slower growth of Europe, the reduction in domestic consumption and the measures to control the budget deficit were the reasons for this decrease. With inflation falling (2.7% in November), in the fourth quarter the monetary authorities lowered the official interest rate by 25 basis points to 4.50%. This trend is continuing in 2013 (-50 basis points in January down to 4.0%). The zloty rose against the euro in the year to PLN 4.07 = EUR 1.

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Restructuring and recapitalisation of the Spanish banking sector

In 2012 Spain made further progress with the restructuring and recapitalisation of its banking sector that has been immersed in a process of extensive restructuring since 2009. This process forms part of the measures adopted to reduce the tensions in the financial markets as a result of the sovereign debt crisis and the doubts about the situation of the Spanish banking system.

Five main actions were taken to strengthen the credibility of the banking system and confidence in it:

1.- The requirement for further writedowns for exposure to property construction and development assets, distinguishing between type of asset and situation.

These requirements that in general had to be met by the end of 2012 raise the average coverage of this segment to 45%.

2.- Expert independent evaluation of Spanish banking system balance sheets to determine the capital requirements of both the system and individual entities.

An exercise of maximum transparency that analysed the entire portfolio of lending to private sector residents (property, households—including mortgages -, SMEs and other businesses) of the 14 major banking groups (90% of the sector) carried out in two phases by independent experts (consultants, auditors and appraisers) under the supervision and coordination of international economic authorities (ECB, European Commission, IMF).

It involved very rigorous analysis in terms of both the thoroughness of the information used and the toughness of the assumptions considered in the adverse scenario at macro level (GDP, unemployment, house prices, etc. with a probability of under 1%), of likelihood of default (multiplied several times), and absorption of losses (sharp reduction in income).

The final results for the three year period (2012-1014) showed that in the adverse scenario the capital needed by the whole system to reach core capital of 6% (CT1) was estimated at EUR 59,300 million (EUR 53,700 million after the fiscal effect).

Individually, seven entities (62% of the portfolio analysed) did not present a capital shortfall in the adverse scenario (Group 0). The four entities intervened by the Fund for the Orderly Restructuring of the Banking Sector (FROB) accounted for 86% of the sector’s capital shortfall (Group 1). After submitting their plans for recapitalisation, the remaining entities with a capital shortfall were classified in Group 2 (banks with State aid) or Group 3 (recapitalisation without State aid).

In the adverse scenario, Santander was the only group that increased its CT1 (from 9.7% to 10.8% with a capital cushion of EUR 25,300 million in 2014), due to its greater profit-generating ability and lower expected loss (15.6% compared with 17.4% for the sector).

3.- Request for financial assistance from the European institutions to recapitalise entities that require it.

With the approval of the Eurogroup, this is a credit facility of up to EUR 100 thousand million to the FROB with the guarantee of the Spanish State, an average maturity of 12.5 years, under preferential conditions and without preferential status with respect to other debts.

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It is conditional aid, as specified in the Memorandum of Understanding, subject to financial conditions (individual for recipient banks; at sector level: core capital of 9%, monitoring of balance sheets, liquidity, deposits, etc.) and governance conditions concerning the processes for the restructuring and resolution of credit institutions (new framework, loss absorption system, transfer of assets to management companies, etc.).

This governance framework has already been enacted in Spanish legislation and the restructuring plans of the banks requiring public support for their recapitalisation have been adapted to it.

4.- Setting up of the Asset Management Company for Assets arising from Bank Restructuring (SAREB).

The setting up of the asset management company [Spanish acronym: SAREB], colloquially known as a “bad bank” is a crucial step towards restoring confidence in the Spanish banking system and should lead to reduced funding costs and better ratings.

Its objective is the management and orderly divestment of the portfolio of loans and real estate assets received from the participating banks (Groups 1 and 2) over a maximum time horizon of 15 years. It is majority privately owned.

The 15-year business plan envisages an average annual return on capital (ROE) of nearly 15%.

Santander has committed to investing up to EUR 840 million in SAREB (25% capital and 75% subordinated debt), with a shareholding of 17.15% and a seat on the board of directors.

5.- Recapitalisation and restructuring of institutions requiring State aid.

After the review and approval by the Spanish and European authorities of the recapitalisation and restructuring plans of the banks with capital shortfalls in the evaluation exercise, the need for public funds of each institution was determined.

In aggregate, the total amount of public capital that the eight banks concerned (four in Group 1 and four in Group 2) will receive is EUR 38,833 million, which is appreciably lower than the EUR 53,700 million identified in the stress exercise. This decrease is due to the losses borne by hybrid instruments, the transfer of assets to Sareb and the realisation of capital gains by the banks.

In addition, as specified in the Memorandum of Understanding, a thorough restructuring of the credit institutions receiving public support has begun. In general, these banks must significantly reduce their financial balance sheets by 2017 (Group 1 entities by 60%; Group 2 entities by 25%-40%). There is also one non-viable institution that has already been sold.

With these business reduction plans, which involve strong adjustments of installed capacity and employees, the European Commission considers that the long-term viability of all of them as sound credit institutions is guaranteed.

Banco Santander business model

The pillars on which the Santander model rests continue to be:

The focus on customers and on the commercial business. The Santander commercial model seeks to satisfy the needs of people with different levels of income, businesses of any size and private and public corporations. Commercial banking and consumer finance remain Santander’s principal sign of identity. Santander has 102 million customers whom it serves at 14,392 branch offices, the biggest international banking network there is. The branch network is the main channel for creating and maintaining long-term relations of confidence with customers. Nevertheless, in 2012 Santander continued developing multi-channel banking as a strategic pillar for enhancing customer relations. In addition to telephone and online banking, new applications were launched for iPad, iPhone and other mobile devices (for example in Mexico, Supermóvil, and in Spain customer service via Twitter and chat).

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Santander continues innovating and developing new financial products and services to provide customers with added value and meet their specific needs in the different markets (for example, Conta Light in Brazil, 1|2|3 current account in the UK, contactless card in Spain, among others). Customer satisfaction is a strategic business variable that contributes to sustainable growth, and service quality has therefore been included as a new corporate value. Also the commercial banking school was set up two years ago with the objective of improving capabilities and harnessing opportunities for the growth of commercial banking in all countries. It promotes the exchange of experiences and gathers best commercial and business practices in order for them to be disseminated, shared and adopted by other countries or areas.

Geographical diversification gives the Group an appropriate balance between mature and emerging markets. The Group focuses its presence in ten markets: Spain, Germany, Poland, Portugal, the United Kingdom, Brazil, Mexico, Chile, Argentina and the United States. The Group has a model of subsidiaries that are autonomous in terms of capital and liquidity, which brings benefits when it comes to funding and limits the risk of contagion. This model facilitates crisis management and resolution as well as generating incentives for good local management.

Discipline in risks, liquidity and capital. The strengthening of these three variables was a priority of the Group’s management in 2012. In general, the Group’s non-performing loans ratio is below the sector average in the markets where it operates. It finances the majority of loans with customer deposits, has ample access to wholesale funding and has available a wide range of instruments and markets for obtaining liquidity. As for capital, the core capital ratio is constantly improving and was up for the sixth year running in 2012.

Ongoing efforts to improve operating and commercial efficiency. The Group focuses its efforts on improving processes, the business support areas and direct customer service. The recurring growth of income, the cost control culture and the high productivity of the branches make Santander one of the most efficient banks in the world.

The Santander brand is the 4th most valuable global financial brand according to the Brand Finance league table, and is associated with attributes of internationality, leadership and strength. The new corporate slogan: “Santander a bank for your ideas” places the customer even more clearly at the heart of the Bank’s strategy. In this respect, the objective of Santander Brand Experience is to develop an own-brand experience that enables customers to perceive in each and every one of their interactions with the Bank the value that Santander provides them with to materialise their ideas.

The 186,763 professionals who make up the Santander team worldwide are a key pillar of the business model. The strategic elements of the people model at Santander are talent, knowledge, culture and innovation.

Santander does business sustainably, preserving the environment, giving support to the community in the countries where it operates and investing in higher education.

Review of the year for Santander Group

In 2012 Santander Group obtained attributable profit of EUR 2,205 million, which was 58.5% less than in 2011.

The figure would have been EUR 5,251 million (-25.2%) were it not for the writedowns in the year of property risks in Spain for the net sum of EUR 4,110 million.

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EUR 1,064 million of these came from capital gains, mainly those obtained from the sale of the subsidiary in Colombia and the insurance operation in Spain and Portugal, and EUR 3,047 million were charged to ordinary profit for the year.

In what was once again a complex environment in many of the markets where it operates, Santander demonstrated the resilience of its business model and the ability of the Group to continue generating high recurring profit, as shown by the level of pre-provision profit (net operating income) achieved, and to continue absorbing the greater provisions and writedowns required by the time of the cycle and the regulatory requirements.

In this environment, and on the basis of the strengths referred to above, the highlights of the Group management in 2012 were:

1. Strong generation of recurring income. In recent years, Santander Group has recorded a constant increase in income which, in addition to setting it apart from sector performance, has made it possible to continue increasing the net operating income, i.e. the pre-provision profit, which in 2012 was EUR 23,559 million.

This figure places the Group among the best banks in the world in terms of earnings generation and for the tenth year running is an improvement on the previous year’s figure (on a like-for-like basis). It also signifies excellent performance during the crisis, given the generation during the last five years of pre-provision profit of over EUR 110,000 million.

This capacity to generate earnings based on geographical diversification and basic management approaches adapted to each market, gives the income statement extraordinary strength and provides a wide margin for absorbing provisions in the most demanding environments.

By line item, income was up 2.2%. Net interest income and fees and commissions rose against a background of growth in emerging markets and less activity, very low interest rates and upward pressure on funding costs in the developed markets. Conversely, income from equity method companies was down as a result of the lower percentage shareholdings and the negative impact of the higher provisions required for the deposit guarantee funds.

Group operating costs increased by 2.9%, with highly differentiated management in terms of markets and businesses. The biggest increase related to the emerging countries or those where investment is being made in franchise, such as the United States. However, in Spain and Portugal they were down.

The efficiency ratio was 46.1%, the best among the comparable European and North American banks.

2. As part of the strategy of prioritising the strengthening of the balance sheet, the first highlight is the writedown effort made, to which the Group allocated a total of EUR 18,806 million in the year.

Particularly noteworthy was the figure for Spain—EUR 9 thousand million—due in part to the increase of non-performing loans in the system as a result of the economic situation and in part to the provisions booked for the writedown of real estate.

The booking of these provisions was combined with a strategy of reducing property exposure in Spain, which was down by EUR 12,384 million year on year and by EUR 28,500 million (-69%) since December 2008, the start of the crisis.

The writedown effort and the reduction of exposure resulted in an appreciable increase in the coverage ratios during the year. Thus, the coverage of problematic property balances as a whole (doubtful, substandard and foreclosed assets) reached 50% (37% in December 2011).

17

This resulted in a rise of 25.1 percentage points in the total credit risk coverage in Spain to 70.6% and a rise of 11.2 percentage points in the Group’s total coverage from 61.4% in December 2011 to 72.6% at the end of 2012.

As for the non-performing loans ratio, although the Group is not immune to market trends, the Santander risk management model means that in general it compares favourably with the average for the system in the principal markets where it operates. The Group’s non-performing loans ratio rose in the year to 4.54% mainly as a result of the performance of the units in Spain and Brazil.

3. Sound Group funding structure and improved liquidity ratios. In a year of great tension in the markets triggered by periods of sovereign debt crisis and doubts about the survival of the euro, improving the liquidity position was one of the Group’s strategic priorities.

Its capacity to raise funds in the retail market through its extensive branch network, its broad and diversified access to the wholesale markets through its model of subsidiaries and the current situation of less need for funding in some markets due to the process of deleveraging that is under way in them, enabled the Group to strengthen its liquidity situation and that of its subsidiaries during the year, particularly in the euro area. Some of the measurements that reflect this improvement are:

•	At Group level, the loan-to-deposit ratio ended the year at 113% (compared with 117% in December 2011 and 150% in December 2008), the structural liquidity surplus topped EUR 157 thousand million and the liquidity reserve stood at EUR 217 thousand million.

•	The gap between loans and deposits in Spain and Portugal was down by EUR 42 thousand million year on year. As a result, Spain ended 2012 with a loan-to-deposit ratio of 96% (118% in 2011).

•	The liquidity management by subsidiaries enabled the Group to continue to apply a conservative strategy in the year which took the form of launching medium- and long-term issues and securitisations amounting to EUR 43 thousand million. EUR 16 thousand million of this amount were issued in Spain.

4. High Group solvency illustrated by the fact that the core capital again improved for the sixth year in a row. With this increase the core capital ratio according to the BIS II international standard ended 2012 at 10.33% compared with 10.02% in 2011.

In addition, the publication of the individual results of the stress test performed on the Spanish financial system confirmed the strength of Santander Group, its solvency and capacity to cope with a further deterioration of the economic situation.

5. High shareholder pay-out. In 2012, for the fourth year running, Santander provided shareholders with a total pay-out of EUR 0.60 per share under its Santander Dividendo Elección programme.

6. In 2012 Santander took a wide variety of actions with the aim of continuing to improve the global positioning achieved by the Group since the start of the crisis. The initiatives that form part of this strategy include the following:

•	Organic growth in countries such as Mexico, Brazil and the United States, where we are expanding the installed capacity and improving the commercial capacity.

•	As part of the strategy of continuing to develop the model of listed subsidiaries, a public share offering was launched relating to 24.9% of the capital of Banco Santander Mexico.

18

This highly successful transaction was the biggest share offering that has taken place in the Mexican market and one of the biggest in the world in 2012. After it, the capitalisation of Santander Mexico stood at EUR 16,639 million at the end of 2012, making it one of the 70 biggest banks globally by stock exchange value.

•	Both an organic and inorganic increase in the presence in Poland, where 2012 was the first full year of consolidation of BZ WBK and agreement was reached for its merger with Kredyt Bank, a transaction that took effect in the early days of 2013.

This transaction combined with Santander Group’s strong position in the consumer credit business in Poland means we are now firmly established as one of the main players in a country that is key for the Group.

•	Adaptation of the Group to the competitive environment in Spain. Within the framework of the restructuring of the Spanish financial sector the Group will strengthen the Santander brand by integrating Banesto and Banif in Banco Santander, S.A.

The single brand and the new structure, with a network of 4,000 branches under the same corporate identity, will enable Santander to better harness the opportunities for gaining market share in Spain by offering a broader range of products and better quality of service.

This operation also offers important integration synergies, it poses a low execution risk and is expected to achieve EPS accretion of 3% by year three.

The merger is expected to be legally complete by May 2013 with the operating and brand integration taking place before the end of the year.

•	Lastly, agreements were signed in the year to improve the income generating capacity of global businesses, which include the corporate transactions performed in the sphere of insurance and cards.

All of these transactions enabled us to end the year in a position of great growth potential for the coming years.

Santander Group earnings

In 2012 Santander Group obtained attributable profit of EUR 2,205 million, which was 58.8% less than in 2011.

This performance was affected by a number of factors that have a negative impact on the comparison of the two years’ results:

•	The most important of them is the writedown for property risk in Spain undertaken by the Group for the net sum of EUR 4,110 million, of which EUR 1,064 million were mainly from capital gains obtained on the sale of the subsidiary in Colombia and the insurance transaction in Spain and Portugal, and EUR 3,047 million were charged to profit for the year.

•	A net negative impact on attributable profit of 11 percentage points because of the change in the scope of consolidation as a result of:

• a positive effect due to the inclusion in April 2011 of Bank Zachodni WBK and to a lesser extent the inclusion of the business purchased from SEB in Germany from February 2011; and

19

• a negative effect due to the sale of the subsidiary in Colombia; the lower contribution of the share of results of entities accounted for using the equity method (due to the entry of new shareholders in the capital of Santander Consumer USA Inc. and the partial sale of the insurance business in Latin America); the reinsurance of the individual life risk portfolio of the Santander insurance companies in Spain and Portugal, and the increase of non-controlling interests at the subsidiaries in Brazil, Mexico and Chile.

•	The impact of the exchange rates of the various currencies against the euro was one negative percentage point for the Group as a whole in the comparison of income and costs with 2011. Broken down by the major geographical areas, there was a positive impact of 6 and 8 percentage points, respectively, in the United Kingdom and the United States, whereas in Latin America there was a negative impact of 4 percentage points (negative impact of 8pp in Brazil and positive impact of 5pp in the rest of Latin America).

All of these effects absorb the good performance of the pre-provision profit of EUR 23,559 million which rose by 1.6% in the year, or by 4.4% if the effects of the changes in the scope of consolidation and exchange rates are disregarded.

The 2012 earnings performance as compared with that of 2011 is discussed below:

The total income amounted to EUR 43,675 million, an increase of 2.2% on 2011 (+3.7% disregarding the effects of the changes in the scope of consolidation and exchange rates).

• Within this figure, the net interest income totalled EUR 30,147 million, an increase of 3.6%. This advance is the net result of different effects:

• The positive effect of the improvement in the loan spreads for the Group as a whole from 3.69% in 2011 to 3.95% in 2012. This was due, on the one hand, to the growth in volumes and the appropriate management of prices in emerging markets and, on the other, to the higher return on new lending in countries such as Spain, Portugal and the United Kingdom that are currently in a situation of lower volumes and low interest rates.

• The negative effect of the higher funding costs triggered by the increased cost of credit and a conservative liquidity strategy.

• The reduction of the deposit spread from 0.31% in 2011 to 0.10% in 2012 as a result of the increased financial cost in countries where there was strong competition for deposits at certain times in the year. The improved liquidity situation in the markets and the decrease in the cost of wholesale financing in recent months should lead to a gradual reduction in the cost of deposits.

Analysing the net interest income by geographical area rather than by line item reveals the following noteworthy aspects:

• Growth of 8.5% in Spain. This increase was obtained in an environment of falling asset balances as a result of the process of deleveraging that the country is undergoing and is due to the appropriate management of prices and the increase in the volume of liabilities.

• Latin America also performed excellently, achieving growth of 14.7% excluding the exchange rate effect. Most notable were Brazil and Mexico with increases of 14.5% and 18.1%, respectively. This growth reflects the dynamism of the business activity, with sustained growth in loans and deposits in all the countries and the upholding of spreads against a background of stable/falling interest rates.

20

• Santander UK and Santander US were down by 23.6% and 8.0%, respectively, in their local currencies, affected by record low interest rates. Combined with this at Santander UK was the higher cost of funding of both deposits and wholesale financing, and at Santander US, the impact of the reduction of the non-strategic portfolio at Sovereign Bank.

• Fee and commission income was up slightly (1.0%) on 2011, with variations in the performance of the different items. Thus, fees and commissions for services were up by 3.1%, with good general performance of line items, and fees and commissions for securities were up by 5.1%. Fees and commissions for investment funds were down by 5.0% year on year due to the increased demand for deposits, whereas those for insurance were down by 2.2% disregarding changes in the scope of consolidation.

As regards performance by geographical location, Spain and Portugal reflected the lower activity of the environment and the United States was affected by major regulatory impacts. Conversely, Poland, the United Kingdom, Brazil, Mexico, Chile and Argentina were up on 2011, displaying an upward trend in the latter quarters that were appreciably higher than those at the end of 2011 and beginning of 2012.

• Gains on financial assets and liabilities were up by 8.0% year on year because the decreases recorded in the United Kingdom and by the corporate activities area were offset by continental Europe, Latin America and the United States.

• The share of results of entities accounted for using the equity method fell from EUR 775 million to EUR 427 million in 2012 (a drop of 44.9%), mainly as a result of the impact of the changes in the scope of consolidation due to the reduction of the Group shareholding in Santander Consumer USA and the corporate transaction carried out in the insurance business in Latin America.

• Lastly, Other operating income and expenses, which includes the contribution to the deposit guarantee funds, was negative by EUR 327 million (EUR 232 million also negative in 2011). This increase was impacted by the higher cost of the contribution to the Deposit Guarantee Fund in Spain which increased from 0.06% to 0.20% of the eligible liabilities.

Operating costs were up by 2.9% year on year (up by 2.8% excluding the effects of changes in the scope of consolidation and in exchange rates) with varying performance throughout the Group.

In Europe both the big commercial units and the United Kingdom recorded negative real rates, continuing the trend begun in 2011. Noteworthy among them was the decrease of 4.8% in Portugal.

The increase in Group costs was therefore due to the growth recorded in Latin America and the United States. In the first case, it was linked to new commercial projects and the review of pay agreements in an environment of higher inflation. In the United States, the increase reflects the increased investment in technology and commercial structure.

The performance of income and costs kept the efficiency ratio stable at around 46%, which compares very favourably with the sector, as reflected by the fact that at September (the latest information available) we were in second place among our peers (only topped by a South American bank), compared with ratios of over 60% on average at the main eurozone, British and US banks.

This enabled us to book net operating income (pre-provision profit) of EUR 23,559 million in 2012, an increase year of year of 1.6% (+4.4% excluding the effects of changes in the scope of consolidation and in exchange rates).

This figure is particularly noteworthy since it sets a new record (on a like-for-like basis) by being the tenth consecutive year of growth, and enables the Group to keep its place among the best banks in the world in terms of earnings generation capacity. This once again highlights Santander’s capacity for generating recurring earnings and absorbing the higher provisions and writedowns required by the point in the cycle and the new regulatory requirements.

21

Credit loss provisions stood at EUR 12,666 million, an increase of 27.9% on 2011. This variation reflects higher specific provisions as a result of the increase in loans in the emerging countries combined with the increase of non-performing loans in some financial systems (Spain, Brazil and Chile).

This performance of income, costs and provisions takes the net operating income after credit loss provisions to EUR 10,893 million in 2012, a decrease of 18.1% from the previous year (-15.6% disregarding changes in the scope of consolidation and in exchange rates).

Impairment losses on other assets and Other income were negative by an amount of EUR 2,446 million, compared with the negative figure of EUR 2,984 million in 2011. Of the latter amount, EUR 842 million related to the charge booked to cover possible claims relating to payment protection insurance (PPI) in the United Kingdom.

Accordingly, ordinary profit before tax was EUR 8,447 million, a decrease year on year of 18.1% (-15.2% excluding the effects of changes in the scope of consolidation and in exchange rates).

After taking into account the provision for taxes of EUR 2,299 million (EUR 201 million less than the EUR 2,500 million of 2011), ordinary profit from continuing operations amounted to EUR 6,148 million, a decrease of 21.3% year on year.

The impact of the increase in non-controlling interests as a result of the sale of shareholdings in Brazil, Mexico and Chile, signified that the ordinary attributable profit of EUR 5,251 million was down by 25.2% from 2011 (down by 17.6% excluding the effects of changes in the scope of consolidation and in exchange rates).

Taking into account the net impact of the capital gains and writedowns noted earlier (EUR -3,047 million), the attributable profit was EUR 2,205 million, 58.8% less than the figure of EUR 5,351 million in 2011.

Earnings per share for 2012 were EUR 0.23 (down 62.5% from the previous year).

22

Condensed income statement – directors’ report (*)

Income statement

Millions of euros

	2012	2011
Net interest income	30,147	29,110

Income from equity instruments	423	394
Share of results of entities accounted for using the equity method	427	775
Net fees and commissions	10,307	10,208
Gains/losses on financial assets & liabilities (net)	2,698	2,499
Other operating income (net)	(327)	(232)

Gross income	43,675	42,754

Operating expenses	(20,116)	(19,559)
General administrative expenses	(17,928)	(17,468)
Staff costs	(10,323)	(10,157)
Other general administrative expenses	(7,604)	(7,311)
Depreciation and amortisation charge	(2,189)	(2,091)

Net operating income	23,559	23,195

Credit loss provisions	(12,666)	(9,900)
Impairment losses on other assets	(853)	(173)
Other income and charges	(1,593)	(2,811)

Ordinary profit before tax	8,447	10,311

Income Tax	(2,299)	(2,500)

Ordinary profit from continuing operations	6,148	7,812

Profit (Loss) from discontinued operations (net)	(7)	(24)

Ordinary consolidated profit for the year	6,141	7,787

Profit attributable to non-controlling interests	890	766

Ordinary profit attributable to the Group	5,251	7,021

Extraordinary capital gains and writedowns, net	(3,047)	(1,670)

Profit attributable to the Group	2,205	5,351

(*)	This income statement is presented here solely to facilitate understanding of the changes with respect to 2011. For this purpose, the capital gains and writedowns that are considered non-recurring are presented for the net amount on a separate line just before profit attributable to the Group and not in each of the income statement line items where they were recognised due to their nature. Also, the figures for 2011 have been recalculated to include the contribution of Santander Consumer USA and the insurance business in Latin America included in the transaction with Zurich by the equity method. Similarly, the format presents certain income items that are different to those of the income statement in the consolidated financial statements, such as net operating income.

23

Santander Group balance sheet

At 31 December 2012, the funds managed by Santander Group totalled EUR 1,387,769 million. Of this amount, EUR 1,269,628 million (91%) related to on-balance-sheet assets and the remainder to investment funds, pension funds and assets under management.

For a correct interpretation of the changes in the balance sheet compared to December 2011, two impacts must be taken into account. The first of them is the negative effect of the changes in the scope of consolidation due to the sale of the units in Colombia. The second is the practically nil effect of the variation in year-end exchange rates of the different currencies against the euro. On the one hand were those that rose: sterling (2%), the new Mexican peso (5%), the Chilean peso (6%) and the Polish zloty (9%); on the other were those that fell: dollar (2%), Brazilian real (11%) and Argentine peso (14%). The combined impact of both effects on the changes in customer balances was one negative percentage point, in both loans and customer funds.

The Group’s gross lending to customers amounted to EUR 745,987 million at 31 December 2012, down 3% year on year. After deducting the effects of changes in the scope of consolidation and in exchange rates, the variation was -2%.

By geographical segment (primary segment), the performance varied greatly depending on the market.

In continental Europe, Spain and Portugal were still affected by the low demand for credit as a result of the economic situation of both countries and were down by 8% and 9%, respectively, year on year. The balances at Santander Consumer Finance remained stable (-1%), whereas Bank Zachodni WBK was up by 5% in local currency.

In Spain, total loans to public authorities, individual customers and businesses for purposes other than real estate were down by 3% year on year. Loans for real estate purposes were down by EUR 7,575 million (32%) year on year, and stood at EUR 15,867 million at 31 December 2012.

2012 saw the continuation of the strategy followed in previous years of reducing exposure to this higher risk segment, as a result of which there has been a decrease since December 2008 of EUR 21,821 million (58%).

In the United Kingdom the balance of lending to customers fell by 4% in the last twelve months. Using local criteria the balance of residential mortgages fell by 5% in a depressed market, while personal loans were down 19% year on year, reflecting the policy applied in recent years of reducing balances. In contrast, loans to SMEs, in which the Bank continues to gain market share, were up by 18%.

In the Latin American countries overall (i.e. without considering the more volatile balances of the New York branch), excluding the variations in exchange rates and in the scope of consolidation (sale of the businesses in Colombia) there was year-on-year growth of 8%. By country, in local currency, there was growth in Brazil (6%), Mexico (7%) and Chile (9%). Lastly, the United States was up by 5% in dollars.

At year end continental Europe accounted for 40% of the Group’s lending to customers (Spain: 28%). The United Kingdom accounted for 34%, Latin America for 20% (11% Brazil) and the United States accounted for the remaining 6%. In December 2011 the percentages were: 42% continental Europe (29% Spain), 34% UK, 19% Latin America (11% Brazil) and 5% US.

As for the liability side of the balance sheet, the total customer funds under management at 31 December 2012 amounted to EUR 968,987 million, a slight decrease of 2% from December 2011 (-1% disregarding the effects of changes in the scope of consolidation and in exchange rates).

24

Within the customer funds, deposits (including retail commercial paper in Spain and financial bills in Brazil) posted growth of under 1%, affected by the decrease in repos in the year, since disregarding this effect there was a 4% rise. Investment funds and pension funds were down by 12% overall, affected by the greater commercial focus placed on capturing on-balance-sheet funds.

In terms of geographical distribution, customer deposits and retail commercial paper in continental Europe displayed variations in performance at the main units.

Thus Spain achieved growth of 12% year on year (17% excluding repos). In absolute terms, EUR 27,172 million were captured in 2012 in demand deposits, time deposits and commercial paper, while repos were down by EUR 5,643 million. This performance led to a considerable improvement in the liquidity ratios. Specifically, the loan-to-deposit ratio in Spain ended the year at 96% compared with 118% at the end of 2011.

Portugal also increased its customer deposits by 2%, once again improving its liquidity position.

Santander Consumer Finance was down by 4% due to Germany, which accounted for 93% of the area’s deposits, as a result of the policy of reducing higher-cost balances.

In Poland, deposits at Bank Zachodni WBK remained basically stable (-1%) in the last twelve months because the increase in current accounts was offset by the reduction in the more costly time deposits.

In the United Kingdom customer deposits were down by 2% in pounds sterling. This fall was affected by the strategy of reducing the more costly and volatile balances, mainly those classified as Type-A. Noteworthy in contrast was the 5% rise in retail deposits, which have an attractive liquidity profile and better spreads.

In the Latin American countries overall, without the effect of the sale of Colombia and in local currency, customer deposits excluding repos were up by 9%. By country, Mexico recorded growth of 19%, while Brazil and Chile were up by 6%. By items, there were increases in both demand and time deposits in all three countries. Investment funds were down by 8% in the region as a whole (-11% in Brazil and Chile and +4% in Mexico).

Lastly, customer deposits in the United States were up by 5% in dollars in the last twelve months.

By major segments, continental Europe accounted for 38% of customer funds under management (Spain: 29%), the United Kingdom for 32%, Latin America for 25% (Brazil: 14%) and United States the remaining 5%. In December 2011 the percentages were practically the same (continental Europe: 37%; United Kingdom: 32%; Latin America: 26%; United States: 5%).

The on-balance-sheet shareholders’ equity amounted to EUR 80,821 million, compared with EUR 80,400 million in December 2011. Including valuation adjustments and non-controlling interests, the equity at year-end was EUR 83,903 million, an increase of EUR 1,540 million (2%) year on year.

The eligible capital of Santander Group under BIS II criteria stood at EUR 72,936 million at year end, with a cushion of EUR 28,374 million, i.e. 64% more than the minimum requirement.

The core capital (BIS II) was 10.33% (up 31 basis points in the year), with the positive impact of the ordinary organic generation of capital, the scrip dividend policy and the sale of non-controlling interests in Mexico and the negative impact of property writedowns and exchange rates. From a qualitative point of view, the core capital is of a very high quality, very sound and adapted to the Santander Group business model, balance sheet structure and risk profile.

25

Condensed balance sheet - directors’ report

Balance sheet

Millions of euros

	2012	2011
Assets
Cash and balances with central banks	118,488	96,524
Financial assets held for trading	177,917	172,637
Debt instruments	43,101	52,704
Loans and advances to customers	9,162	8,056
Equity instruments	5,492	4,744
Trading derivatives	110,319	102,498
Loans and advances to credit institutions	9,843	4,636
Other financial assets at fair value	28,356	19,563
Loans and advances to customers	13,936	11,748
Other (loans and advances to credit institutions, debt instruments and other equity instruments)	14,420	7,815
Available-for-sale financial assets	92,267	86,612
Debt instruments	87,724	81,589
Equity instruments	4,542	5,024
Loans and receivables	758,228	779,525
Loans and advances to credit institutions	53,785	42,389
Loans and advances to customers	697,384	730,296
Debt instruments	7,059	6,840
Investments	4,453	4,154
Tangible and intangible assets	17,296	16,840
Goodwill	24,626	25,089
Other assets	47,997	50,580

Total assets	1,269,628	1,251,525

Liabilities and equity
Financial liabilities held for trading	143,241	146,949
Customer deposits	8,897	16,574
Marketable debt securities	1	77
Trading derivatives	109,743	103,083
Other	24,600	27,214
Other financial liabilities at fair value	45,418	44,908
Customer deposits	28,638	26,982
Marketable debt securities	4,904	8,185
Deposits From central banks and credit institutions	11,876	9,741
Financial liabilities at amortised cost	959,321	935,669
Deposits Form central banks and credit institutions	131,670	116,368
Customer deposits	589,104	588,977
Marketable debt securities	201,064	189,110
Subordinated liabilities	18,238	22,992
Other financial liabilities	19,245	18,221
Liabilities under insurance contracts	1,425	517
Provisions	12,872	15,571
Other liabilities	23,026	25,052

Total liabilities	1,185,302	1,168,666

Shareholders’ equity	81,243	80,895
Share capital	5,161	4,455
Reserves	74,528	72,660
Profit attributable to the Group	2,205	5,351
Less: Dividends & remuneration	(650)	(1,570)
Valuation adjustments	(6,590)	(4,482)
Non-controlling interests	9,672	6,445

Total equity	84,326	82,859

Total liabilities and equity	1,269,628	1,251,525

26

Business areas

The information for the units presented below was prepared using the same criteria as those used for the Group and therefore it does not match the information published for each institution individually.

CONTINENTAL EUROPE

Continental Europe includes all the commercial banking, global wholesale banking and asset management and insurance business activities carried on in this geographical area.

Strategy

In a still weak environment, with low interest rates, the strategy of the Group continued to be directed at protecting the spreads both of loans, where the spreads for new loans continued to improve, and of deposits; at controlling costs, and active risk management. In volumes, attracting deposits continued to be the priority against a background of low demand for credit.

Earnings and business activities

This segment obtained attributable profit of EUR 2,305 million in 2012, an increase of 0.8% on the previous year, heavily affected by the booking of higher credit loss provisions in the year. Before credit loss provisions, the net operating income was up by 7.6% year on year.

The earnings reflect the positive effect of the change in the scope of consolidation due to the inclusion in the Group of Bank Zachodni WBK and the SEB branches in Germany, and a slight negative effect as a result of the insurance transaction in Spain and Portugal.

The basic income (net interest income, fees and commissions and insurance business income) was up by 3.8% and total income was up by 4.3%, with growth at the commercial networks in Spain and Portugal.

Broken down, the net interest income was up by 6.7%, partially aided by the inclusion of SEB in Germany and the entry of Bank Zachodni WBK. Without this effect the increase would have been 5.0% year on year. Fee and commission income was down by 3.9%, with performance affected by the lower levels of activity.

Costs rose by 0.6% year on year due to the impact of the changes in the scope of consolidation, since on a like-for-like basis they continued to fall (-1.5%), with all of the units flat or decreasing. Noteworthy was the 4.8% reduction in Portugal.

Credit loss provisions were 20.8% higher than in 2011.

As regards the business, the lending to customers of this area fell by 7% year on year, with decreases at the commercial units in Spain and Portugal, growth at Bank Zachodni WBK and stability at Santander Consumer Finance.

Customer deposits, including retail commercial paper, were up by 7%, basically as a result of the performance of the commercial network in Spain, with a 17% increase in demand and time deposits, which was offset by the reduction in repos in the region as a whole.

27

Santander Network

The economic situation in 2012 continued to be difficult and was characterised by contractions of GDP, domestic demand and consumption, rising unemployment rates, interest rates that fell to all-time lows, with the consequent impact on spreads, and non-performing loans reaching record highs. All combined with strong progress in the process of restructuring the Spanish financial system.

Strategy

Against this complicated background, the management priorities of the Santander network were risk quality and the management of non-performing loans, the focus on attracting customer funds, support for SMEs and exporters by means of specific loan schemes, price management, improved spreads and cost control.

Earnings and business activities

The attributable profit was EUR 709 million, which was 7.4% more than in 2011. Before credit loss provisions the net operating income rose by 9.7%

Broken down in more detail, the net interest income in 2012 was EUR 3,564 million, an increase of 10.2% on the previous year, as a result of the growth in customer deposits and the active management of spreads, particularly those of loans.

The fee and commission income and the net gains on financial assets and liabilities of customers were similar to those of 2011 (+0.7%). This figure was affected by the decrease in fees and commissions from investment funds, in line with the market, and the fees and commissions for off-balance sheet risks. Conversely, the fees and commissions for securities trading, payment systems and insurance increased.

Other income fell as a result of the higher cost of the contribution to the Deposit Guarantee Fund which rose from 0.06% to 0.20% of the eligible liabilities. This resulted in a charge of EUR 144 million compared with EUR 47 million in 2011.

Accordingly, the total income obtained amounted to EUR 4,631 million, an increase year on year of 5.2%, with quarterly figures in all cases that were higher than those for the previous year.

Operating costs remained flat for the fourth year in a row (+0.1% in 2012) without any significant branch closures, in contrast to the general sector trend. The efficiency ratio stood at 44.2%, a significant improvement on the figure for 2011 of 46.5%.

The net credit loss provisions booked in 2012 amounted to EUR 1,549 million, an increase of 7.8% on 2011.

The non-performing loans ratio was 9.65% at the commercial network (disregarding the wholesale business) and 7.29% at the parent bank, more comparable with that of the sector and appreciably lower than it. The coverage ratio was 68% for the commercial network and 70% for the parent bank.

As for business activity, the on-balance-sheet customer funds performed very well, ending December with a balance of EUR 103,879 million, an increase of EUR 20 thousand million (24% year on year). This growth was very diversified by product and business segment.

Against the background of the weak demand in the market, lending to customers fell by 7% (4% in gross lending), with the focus on loans related to the property business activities.

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Banesto

Strategy

In the difficult situation as described for the Santander network, Banesto set a series of strategic objectives for the year as a whole focused on solvency, liquidity, risk quality, reducing the weight of the real estate sector and cost-effectiveness.

Earnings and business activities

Attributable profit of EUR 94 million was obtained in 2012, 28.1% less than in 2011. Before credit loss provisions the net operating income rose by 14.0%.

The balance sheet management and the improved customer spread to a large extent offset the impact of the decrease in business activity and the low interest rates, making it possible to increase the net interest income by 7.6% to EUR 1,454 million.

The net fees and commissions of EUR 596 million were 3.3% lower year on year, while the net gains on financial assets and liabilities, the main component of which were customer transactions, amounted to EUR 228 million, double the amount for the previous year. The Other operating income and expenses reflected the impact of the rise in the contribution to the Deposit Guarantee Fund involving a higher cost of EUR 47 million.

Accordingly, the gross operating income obtained in 2012 amounted to EUR 2,266 million and was 7.3% up on 2011, a percentage variation that improved throughout the year.

Operating costs remained practically flat (-0.2%), and this combined with the performance of income took the efficiency ratio to 44.1% at year end, an improvement of 3.3 percentage points year on year.

The credit loss provisions booked in 2012 amounted to a charge of EUR 943 million, compared with EUR 661 million in 2011.

The non-performing loans ratio, one of the best in the sector, stood at 6.28% in December (5.01% in December 2011), while the coverage ratio increased to 71% (53% in December 2011).

As for business activity, deposits and commercial paper (excluding repos) were up by 4%, with growth in private individuals and SMEs.

Conversely, the weak demand for credit marked the performance of loans and receivables, which at 2012 year end amounted to EUR 61,665 million, 10% less than in 2011. This variation was due to the reduction in real estate balances, the deleveraging process at big companies and the increase in coverage allowances. However, there was greater stability in mortgages for private individuals and in SMEs, businesses and public authorities as a whole.

Portugal

In 2012 the economic activity resulted in a decrease in GDP that was lower than initially estimated. This was due to the fact that although the contraction of demand was greater than expected, it was offset by the growth in exports.

The deleveraging of the financial sector continued its course, more supported now by the natural drop in credit as a result of the weak demand, thereby taking the pressure off the attraction of deposits and therefore their cost.

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Strategy

Taking into account the macro-economic and competitive environment, Santander Totta adopted a strategy for 2012 that was based on: continuing to pursue the policy of deleveraging the balance sheet by keeping the focus on attracting deposits and reducing loans, thereby succeeding in continuing to improve the commercial gap and the balance sheet structure; protecting the net interest income, by means of prudent management of the deposit attraction policy, while applying an asset repricing strategy, preventive management of non-performing loans, and strict cost control in line with previous years.

Earnings and business activities

The attributable profit in 2012 was EUR 124 million, which was 28.7% less than in 2011 due to the impact of the contraction of activity in Portugal and the strengthening of the credit loss provisions. Before provisions the net operating income was up by 20.4%.

The net interest income amounted to EUR 570 million, which was 3.8% less than in 2011. In fact, despite the gradual decrease in lending and the still high cost rates of deposits, the Bank succeeded in maintaining a policy of upholding spreads.

Net fees and commissions were down by 4.8%, mainly due to the decrease in business activity.

Net gains on financial assets and liabilities amounted to EUR 109 million, with a significant increase due to the repurchase of securities in the first quarter. As a result, the gross operating income was EUR 1,037 million, an increase of 6.7%.

There was a 4.8% decrease in operating costs which when combined with the increase in income resulted in a 5.8 percentage point improvement in the efficiency ratio, taking it to 48.6%.

In what was a very unfavourable environment, there was a 90.5% rise in credit loss provisions due to the increase in non-performing loans as a result of the economic cycle that was partially offset by the high gains obtained on financial assets and liabilities.

At year end the non-performing loans ratio stood at 6.56% and the coverage ratio at 53% (4.06% and 55%, respectively, in December 2011).

As for business activity, deposits at year end amounted to EUR 23,971 million, an increase of 2%, whereas lending was down by 9% year on year at EUR 25,960 million. This resulted in a further improvement in the loan-to-deposit ratio which went from 121% in December 2011 to 108% in December 2012.

Santander Consumer Finance

Strategy

In 2012 Santander Consumer Finance (SCF) continued to focus on the pillars of its business model: diversification, leadership in key markets, efficiency, risk control and recoveries, and a single pan-European platform. The main focuses of management were: organic growth and cross-selling based on brand agreements and on penetration in used vehicles, which offset the decrease in vehicle registrations in the countries where the Group operates; the consolidation of the business model in Germany by rolling out the new Partenón technology platform; and the consolidation of SC Poland, strengthened in the third quarter with the acquisition of Zagiel, which specialises in consumer loans.

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Earnings and business activities

At December end SCF in continental Europe had obtained profit attributable to the Group of EUR 727 million, an advance year on year of 9.0%.

The year-on-year comparison of income statements reflects the management undertaken in a complex environment of growth, funding and risk. Noteworthy is the stability of the net interest income (+0.7%) as a result of the active management of spreads and funding costs. Total income was down by 2.2% due to the poor performance of fee and commission income (down by 8.6%).

Costs, which were up by 4.0% year on year, reflected the impact of the development of Santander Retail in Germany, as well as its restructuring costs. This resulted in an efficiency ratio of 43.9%.

The credit loss provisions (down by 11.7%) reflected the increased credit quality of the portfolio.

The non-performing loans ratio improved for the third year running, and ended 2012 at 3.90% (3.97% in December 2011). The coverage ratio also rose to 110% (109% in December 2011).

In the business activities, loans and receivables stood at EUR 59,212 million, in line with the figure at the end of 2011. Better performance of the central and northern European markets (Scandinavian countries, up by 16%); Germany, stable). The other markets were more affected by the economic situation (Spain, -3%; Portugal, -21%; Italy, -12%).

Production amounted to EUR 21,720 million at December end (up by 1% year on year). By unit, production increased in Poland (+9%), Scandinavia (+14%) and Germany (+5%). In Spain production decreased (-4%) and lastly, there was a substantial fall in Italy (-29%) and Portugal (-37%, although on a very small base).

On the liability side, the area maintained a high level of customer deposits (EUR 31,892 million), which sets it apart from its competitors and gives it great funding stability.

Bank Zachodni WBK

Strategy

The BZ WBK business model is commercial banking, which includes retail customers and businesses (SMEs and corporations), supplemented with a prominent presence in asset management businesses, securities intermediation and leasing.

In February 2012 Banco Santander, S.A. and KBC Bank NV (KBC) reached an investment agreement for the merger of their subsidiaries in Poland, Bank Zachodni WBK S.A. and Kredyt Bank S.A., which was put into effect in early 2013, after the necessary approval was received from the Polish financial supervisor (KNF).

Earnings and business activities (changes in local currency)

The profit attributable to the Group in 2012 was EUR 330 million, and was based on the strength of income (EUR 967 million) and an efficiency ratio of 43.9%, making it possible to absorb a higher level of provisions.

The figures for 2011, in which BZ WBK was only consolidated as part of the Group for three quarters, were growth of 51.0% in the net operating income (42.6% in income and 33.2% in costs) and growth of 42.0% in attributable profit.

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The non-performing loans ratio has improved consistently since the bank joined the Group (6.43% in June 2011) and stood at 4.72% in December 2012. The coverage ratio also improved, reaching 68%.

As for business activity, BZ WBK had EUR 9,732 million in loans and EUR 11,217 million in customer deposits booked at 2012 year end, with a strong funding structure, as shown by the loan-to-deposit ratio of 87%.

In local currency, there was a 5% year-on-year increase in loans, with across-the-board growth in all segments, mainly private individuals, whereas deposits fell by 1% due to the decrease in the attraction of time deposits from individuals since current accounts rose.

Other

The other businesses of continental Europe (GBM, asset management, insurance and Banif) obtained attributable profit of EUR 321 million in 2012, which was 24.2% less than in 2011, with the performance of the global businesses very affected by the economic situation and by a slight impact due to changes in the scope of consolidation connected with the insurance operations.

The profit of the main unit included here, GBM Europe, was down by 14.2% year on year. By line, the net interest income performed well as a result of the repricing of lending transactions. Operating costs also performed well and were down by 4.3% year on year. Conversely, the income from fees and commissions was lower as a result of the decrease in trading on the market and the increase in credit loss provisions due to the stricter requirements in Spain.

UNITED KINGDOM (Santander UK)

Strategy

The objective is to make Santander UK a diversified, customer-oriented commercial bank able to offer all types of services and products. The strategy has three basic principles: to focus on customers rather than on products, to diversify the business towards a more balanced mix and to achieve a technology-based improvement in customer service.

Earnings and business activities (changes in local currency)

The attributable profit in 2012 was GBP 952 million, including a positive net impact of GBP 65 million after tax which was the net figure of the capital gain obtained on the repurchase of issues and the provisions booked.

Broken down, income went from GBP 5,088 million in 2011 to GBP 4,196 million in 2012. The net interest income fell by 23.6%. This decrease reflects the negative impacts of the higher cost of funding (of both deposits and wholesale financing) and the low interest rates. These impacts are being partially offset by improved volumes and bigger spreads on new lending to SMEs and businesses. The last two quarters displayed greater income stability.

Operating costs fell by 1.3% in 2012, absorbing inflation and the investments made in the business. The efficiency ratio stood at 53.0%.

Credit loss provisions were 22.8% higher than in 2011, and slowed down in the second half of the year.

Loans to customers amounted to GBP 204,455 million, which was 4% less than in December 2011, due to the decrease in mortgages and personal loans, although this was partially offset by the increase in loans to SMES (+18%).

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The customer deposits of GBP 158,692 million were down by 2% year on year due to a change in the mix as a result of the strategy of reducing the costly deposits of private banking and corporate clients. This trend was partially offset by the increase in retail time deposits with an attractive liquidity profile and relatively favourable spreads. There was also an improvement in the balance sheet funding structure after the medium-term issue of GBP 14 thousand million and the decrease in short-term funding.

Santander UK launched a series of innovative added-value products to boost the business in the United Kingdom. These included most notably the 1|2|3 product range of current accounts and cards that has led to increased transactionality, with rises in both amounts deposited in current accounts and average credit card spending.

LATIN AMERICA

The region’s financial systems displayed high levels of capital, liquidity and robust credit quality indicators. They also maintained double-digit rates of growth as a reflection of the dynamism of the economies.

Strategy

Against this background, the Bank’s strategy in 2012 focused on consolidating the commercial franchise. Business activities were concentrated on further developing the customer-focused commercial banking model, focusing as priorities on attracting deposits from private individuals, strengthening the balance sheet in terms of capital, liquidity and intensive management of the entire risk cycle; while at the same time improving efficiency and optimising the installed capacity.

Earnings and business activities (changes in constant currency)

The attributable profit obtained in Latin America by Santander Group in 2012 was EUR 4,305 million, a decrease of 5.6%. Excluding the effect of the changes in the scope of consolidation (the sale in Colombia, the sale of insurance and the increase of non-controlling interests in Brazil, Mexico and Chile), the attributable profit rose by 3.7%.

These results were supported by income which was up by 11.7% as a result of the increased activity, leading to an increase in volumes, and the management of spreads, against a background of lower interest rates than in 2011.

Costs rose by 5.7%, in line with inflation, as a result of the opening of branches in Brazil and Mexico, new commercial projects (e.g. SMEs, high income earners, etc.) and the renegotiation of collective agreements and outsourced services.

As a result of this performance of income and costs, the efficiency ratio improved from 39.8% in 2011 to 37.9% in 2012 (-1.9 percentage points), and the pre-provision profit (net operating income) was 15.7% higher than in 2011.

Credit loss provisions rose by 42.6% due to increased lending, collective provisions, a worsening of non-performing loans in some markets and a prudent and rigorous risk policy. The profit before tax was EUR 6,673 million, down by 1.0% from 2011 (up by 1.2% excluding the effect of the changes in the scope of consolidation).

As for business activity, there was an overall 8% increase in lending in the countries where the Group operates, and a 9% increase in deposits, excluding repos and including financial bills in Brazil; in all cases excluding the impact of Colombia’s removal from the scope of consolidation.

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Brazil

Strategy

The Bank’s strategy rests on the following medium- and long-term objectives: being the best bank in terms of service quality, supported by the strong technology platform; enhancing customer relations with improved infrastructure; strengthening business in key segments like SMEs, merchant processing business, cards and property loans; continuing to build and strengthen the Santander brand; all accompanied by prudent management of risks.

In 2012 Santander Brasil made progress with its strategic plan. It improved the quality of customer service and stepped up cross-selling.

Earnings and business activities (changes in local currency)

In 2012, Santander Brasil obtained attributable profit of EUR 2,212 million, a decrease of 15.2% year on year (-8.8% in local currency).

The upper part of the income statement was very sound, with a 12.4% increase in income, supported mainly by the growth in net interest income (14.5%). This combined with the improvement in the efficiency ratio to 35.3% led to a 16.6% increase in the net operating income.

The credit loss provisions were 46.2% higher than in 2011 as a result of the increase in loan balances and the deterioration in credit quality experienced by the system.

The non-performing loans ratio stood at 6.86% (5.38% in December 2011), with a coverage ratio of 90%.

After including provisions, other writedowns and taxes, the consolidated net profit before non-controlling interests was EUR 2,803 million, 3.8% less than in 2011.

Lastly, the increase in non-controlling interests resulted in attributable profit of EUR 2,212 million, a decrease, as already mentioned of 8.8%.

As for business activity, the trend of growth in loans and receivables begun in 2011 gradually slowed as the year progressed. Loans ended the year with an increase of 6% and across-the-board growth in all segments, supported mainly by the strength of finance for private individuals but also by the SME and business segments.

On the liabilities side, deposits (excluding repos) were up by 3%, with good performance of demand deposits. Including financial bills, an instrument that gives greater stability to deposit attraction, the marketing of which began in 2010, the increase was 6%. Lastly, investment funds were down by 11% as a result of the heavier focus placed on deposits.

Mexico

Strategy

Santander Mexico continued to strengthen the franchise by enhancing customer relations and increasing service quality. The strategy focused on greater development of commercial banking, especially the retail segments, by boosting the transactional connection with customers and accelerating the development of key segments such as high income earners and SMEs with value offerings tailored to suit the customers.

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All of this strategy was supplemented with a strong focus on cost efficiency and comprehensive risk management which make it possible to create value for both customers and shareholders.

Earnings and business activities (changes in local currency)

The attributable profit of EUR 1,015 million was 8.5% higher year and year (+6.2% in local currency). Disregarding non-controlling interests, that were affected by the sale of 24.9% of the capital in September 2012, there was a 12.2% increase in net profit.

The upper part of the income statement was very sound. Basic income rose by 19.1%, supported by both the growth in the net interest income of 18.1% due to the increase in commercial activity and the active management of spreads, and the fees and commissions which were up by 21.8%, most notably those from insurance, account administration and cards.

Costs were up by 10.8% year on year as a reflection of the new commercial ventures and the greater installed capacity. The number of branches for Select customers was doubled to over 70 specialised branches to serve the high income segment. There is also an expansion plan for 200 branches over the next three years in order to strengthen the distribution network and take advantage of the growth expected in the market. The performance of income and costs took the efficiency ratio to 39.7%, an improvement of 2.2 percentage points year on year.

Credit loss provisions rose by 35.3% as a result of the growth of lending, keeping risk premiums at low levels.

The non-performing loans ratio was 1.94% and the coverage ratio was 157%, reflecting the good quality of the portfolio.

As for commercial activity, lending to customers was up by 7%. Broken down, consumer credit rose by 21% year on year and mortgages by 12%. There was also double-digit growth in SMEs, whereas corporate banking was down by 20%.

On the liability side, deposits (excluding repos) were up by 19% year on year and performed well in both demand and time deposits. Investment funds recorded growth of 4%.

In November the Bank went to the international debt markets for the first time with an issue of senior bonds for USD 1 thousand million. This issue has been classified as the biggest, with the longest term (10 years) and the lowest funding cost by a Mexican bank ever.

Chile

Strategy

Santander Chile focused in 2012 on developing its commercial franchise in the country by improving its customer management, strengthening the balance sheet capital and liquidity and applying very prudent risk policies.

In addition to the ordinary management of the business, the Bank is undertaking a number of projects in order to maintain its industry lead, in terms of both profitability and efficiency.

Earnings and business activities (changes in local currency)

The attributable profit of EUR 498 million was down by 18.5% year on year (-24.2% in local currency). On a like-for-like basis, excluding the effect of the change in the scope of consolidation as a result of the placement made at the end of 2011, the reduction in local currency was 9.9% and was heavily impacted by the credit loss provisions, since the net operating income rose by 4.9%.

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The gross operating income, affected by the impact of inflation and greater credit restrictions, rose by 4.1% year on year, with a 5.7% increase in the net interest income. Fees and commissions were down by 1.5%, affected by regulatory changes, and the net gains on financial assets and liabilities rose by 45.3%, albeit on a small base.

Costs rose by 6.1%, above inflation, as a result of the collective agreement and commercial projects (e.g. the Select initiative for high incomes). The efficiency ratio stood at 40.0% (39.2% in 2011).

Lastly, the credit loss provisions rose by 40.2% year on year, as a result of the increase in non-performing loans and provisions in general in the financial system.

The non-performing loans ratio was 5.17% and the coverage ratio was 58%.

As for the business activity, lending was up by 9% year on year, bank saving increased by 3%, with a 6% increase in deposits (excluding repos) and an 11% decrease in investment funds. There was a noteworthy acceleration in activity in the last months of the year.

Other countries (changes in local currency)

Argentina obtained a profit of EUR 329 million, which was 16.1% more than in 2011. Lending grew by 27% and bank savings by 21%. The non-performing loans ratio was 1.71% and the coverage ratio was 143%.

Uruguay obtained a profit of EUR 47 million, which was an increase of 127.9% on the previous year. It should be pointed out that there were a number of extraordinary events in 2011 (losses on securities, rollout of the new technology platform) that reduced the profit.

Puerto Rico, after six years of economic recession, began to show signs of recovery. The profit stood at EUR 57 million, an increase of 56.4% on 2011, mainly due to the good performance of the credit loss provisions and the reduction in taxes.

Peru obtained a profit of EUR 16 million, compared with EUR 11 million in 2011.

USA

The scope of consolidation of Santander US is that of Santander Holdings USA Inc. (SHUSA), a bank holding company with two distinct lines of business: the commercial banking activity that it carries on through its subsidiary Sovereign Bank, and the consumer finance business that it carries on through its stake in Santander Consumer USA Inc. (SCUSA).

Strategy

Sovereign Bank’s business model is oriented to retail customers and businesses. In 2012 it became a national bank and the deposit, consumer loans, internal payments and transfers systems were migrated to the Group’s IT system (Santander IT Core), as support for the transformation to a more universal franchise able to offer a full range of products.

SCUSA’s strategy is to continue with the origination, purchase and securitisation of loans for new and used cars and work vehicles generated by licensed vehicle dealers for customers with non-prime and near-prime risk profiles. This activity was recently expanded to include the prime segment.

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SCUSA has developed an online platform for direct customer loans (Roadloans.com) and a very efficient turnkey portfolio servicing operation.

Earnings and business activities (changes in local currency)

Santander US obtained attributable profit of USD 1,042 million in 2012, which was 25.8% less than in 2011. At 31 December 2011, SCUSA increased its capital by admitting new shareholders, with the result that the Santander Group stake in the company went from 91.5% to approximately 65%. In addition, the earnings were affected by the impact in the third quarter of the charge booked for Trust Piers due to the settlement reached in court to remunerate an investment at a higher rate of interest than it was earning.

At Sovereign Bank the gross operating income was USD 2.907 million, down by 4.4% from 2011. The net interest income (down by 6.7%) reflected the fall in long-term interest rates and the reduction in the non-strategic portfolio. There was a 6.8% decrease in fees and commissions that reflected the increased regulatory pressure. In contrast, the net gains on financial assets and liabilities improved by 18.7% due to the increased origination and sale of mortgages and greater customer activity.

The 10.9% increase in costs reflected the Bank’s investment in the necessary technology, sales equipment and regulatory compliance to harness the opportunities of its new status as a national bank.

Lastly, provisions were down by 34.7% due to a further reduction in the non-performing loans ratio to 2.29% and an increased coverage ratio of 106%, which were the result of the improved composition of the portfolio combined with strict risk management.

In addition, an extraordinary charge was booked after the Trust Piers settlement. As a result, the attributable profit was USD 606 million, 17.1% less than in 2011.

In dollars lending was 5% up on December 2011. On the liability side, customer deposits also rose by 5%.

Using local criteria, SCUSA displayed strong trends: increasing income due to higher volumes, and costs and provisions in line with the greater activity and the forecasts of economic slowdown.

On the consolidated statement, the contribution to the Group was USD 436 million, which was less than in 2011 for two reasons: the reduction in the shareholding down to 65%, which subtracted some USD 50 million per quarter, and the use of provisions in the first quarter of 2011 as a result of better performance than expected by the portfolios acquired. Without these effects the contribution would be similar to that of 2011.

CORPORATE ACTIVITIES

In 2012 this area posted a loss of EUR 6,391 million compared with a loss of EUR 3,833 million in 2011. These results include property writedowns in Spain of EUR 4,110 million net of taxes and capital gains of EUR 983 million net of taxes.

After deducting the net figure for extraordinary capital gains and writedowns, the area sustained a loss of EUR 3,263 million compared with a loss of EUR 2,163 million in 2011.

This variation was mainly due to the decrease in the net interest income as a result of the liquidity buffer and the higher cost of funding, the decrease in the share of results of entities accounted for using the equity method (due to Metrovacesa) and the increase in writedowns, which included the amortisation of goodwill in Italy, the write-down of the value of real estate investment fund and the results from real estate asset management.

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BREAKDOWN BY BUSINESS

The secondary or business segment reporting comprises the following segments: commercial banking, global wholesale banking, and asset management and insurance, the sum of which is equal to that of the four geographical areas composing the primary segment reporting.

The commercial banking area accounted for 88% of the total income of the Group’s operating areas and 74% of the attributable profit.

The attributable profit obtained by the commercial banking area in 2012 was EUR 6,386 million, which was 7.6% less than in 2011 due to the higher credit loss provisions and, to a lesser extent, the impact of the increased non-controlling interests at the Latin American units. Before writedowns the net operating income was up by 3.8%.

In comparison with 2011, the performance of earnings was affected by an over 6 percentage point negative impact due to the change in the scope of consolidation (equity-method accounting of SCUSA and insurance in Latin America, and increased non-controlling interests). The effect of interest rate variations was practically zero.

Income rose by 3.7% to EUR 40 thousand million due to net interest income (up by 4.4%), fees and commissions (up by 1.6%) and net gains on financial assets and liabilities (22.1%). The Other income and expenses reflected the decrease in the share of results of entities accounted for using the equity method in the United States and the increase in the contribution to the Deposit Guarantee Fund in Spain.

Costs increased by 3.5% year on year, leading to a 3.8% rise in the net operating income. Credit loss provisions were 26.0% higher.

Global wholesale banking, a segment managed by Santander Global Banking & Markets, generated 10% of income and 21% of the attributable profit of the Santander Group operating areas.

On a strategic level, the area focused on strengthening the earnings of its customer franchise by means of active management of risk, capital and liquidity. This management was stepped up in the second half of the year with the adjustment of exposures and limits by sector and customer. The Santander global banking & markets area is following in the steps of the Group in its international development in Poland and the north-eastern United States, with the aim of harnessing the income synergies arising from the new units and managing the commercial flows of existing or potential customers where the Group has strong retail units.

After a good start, performance during the year was characterised by high levels of volatility and uncertainty in the face of the worsening eurozone crisis, which had a significant impact on the business activity.

In 2012, the business managed by Santander global banking & markets generated attributable profit of EUR 1,827 million, the same as in 2011.

The gross operating income was up by 2.1% year on year supported by the 3.5% increase in the net interest income and the 1.1% increase in fees and commissions. The net gains on financial assets and liabilities remained stable.

Costs continued to adapt to the new environment, remaining almost flat (down by 0.7% year on year), resulting in net operating income of EUR 3,093 million, a 3.6% increase on 2011.

There was a substantial 81.7% increase in credit loss provisions as a result of the higher writedowns in Spain.

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From a management viewpoint, these results continued to be supported by the strength and diversification of income from customers which accounted for 87% of total income and displayed great stability and strength. In 2012 the income from customers rose 1.1% year on year.

The asset management and insurance area posted attributable profit of EUR 383 million, which was 11.5% less than in 2011 and accounted for 4% of the profit of the Group operating areas.

In July an agreement was signed with Abbey Life Insurance, a subsidiary of Deutsche Bank, to reinsure the entire individual life risk portfolio of the insurance companies in Spain and Portugal. Also, in December Santander agreed a strategic alliance with the Aegon insurance company to promote the bancassurance business in Spain through the commercial networks. This latter agreement does not affect savings, vehicle or health insurance, which remain under Santander management.

In terms of earnings, there were decreases in gross operating income (down by 9.5%) and costs (down by 4.1%) the effect of which was spread through the income statement down to the profit line. This performance reflects the impact on the income from equity method companies of the reduction in the stake in the Latin American insurance companies and the reinsurance agreement in Spain and Portugal. Excluding this effect, the area posted advances in gross operating income (4.2%), net interest income (8.4%), and obtained an increase of 16.5% in attributable profit.

From a wider standpoint, the total income contributed to the Group in 2012 by the asset management and insurance businesses, including that recognised by the distribution networks, was down by 4.0% year on year to EUR 4,014 million.

Risk management

Note 54 to the accompanying consolidated financial statements describes in detail the principal risks faced by the Group and the policies and methodologies used for risk management and control.

Treasury stock transactions

The information on treasury shares and treasury stock transactions is detailed in Note 34 to the accompanying financial statements, and in Sections A8 and A9 of the corporate governance report.

Research & development

Santander Group constantly strives to improve its technological and operating capability, to stay at the forefront of cutting-edge technologies and to harness them in order to raise the quality of service offered to customers every day.

Once again, the ranking prepared by the European Commission (‘The 2012 EU Industrial R&D investment Scoreboard’) recognises Santander Group as the top Spanish company and the top European bank investing own funds in R&D, with a figure of EUR 1,420 million in 2011 (6% more year on year). The Group also occupied position no. 27 of the European companies that invest the most, and remained in the top 100 worldwide.

Infrastructures

In a traditional IT management model, each entity has its own infrastructure, housed at its own data processing centre (DPC) and managed by its own team. This situation is the result of certain regulatory requirements, but it poses drawbacks in terms of operational risk, service quality and efficiency. In order to mitigate these drawbacks, Santander Group has developed a Global IT Infrastructure Management Strategy that ensures compliance with the regulatory requirements but at the same time minimises operational risk and provides high standards of quality and efficiency.

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The technology division recognises the importance of three key elements of infrastructure in providing support for the business and service to customers: the data processing centre (DPC), the communications networks and the processing and storage systems.

•	The data processing centre is the most critical and singular element of the infrastructure because it is where customer data are kept, and these are an asset of vital importance in the financial business. The storage and processing of these data are a critical factor both under general legislation and financial regulations because of the exposure to technology, operational and reputational risk.

•	The communications network establishes the links between processing and storage infrastructures via a number of nodes.

•	Systems and storage: the use of virtualisation techniques, big data, system density, automation and cloud computing have enabled Santander Group to maximise its technical and operating efficiency.

Santander Group has a set of five federated corporate DPCs of the highest standard where it houses the IT infrastructures of the Group entities. Virtual DPCs are set up within each physical DPC uniting the infrastructures of a single entity and isolating from the rest, thereby minimising operational risk, increasing efficiency and complying with the regulations.

The Group’s global GSNET network connects the five DPCs (Boadilla and Cantabria (Spain), Campinas (Brazil), Carlton Park (UK) and Querétaro (Mexico)) providing service to over 100 million customers. The Boadilla DPC has been in operation since 2005, Cantabria since 2012 (currently around 40% occupied) and the remaining three are currently under construction. A total of EUR 705 million was invested in the four new Santander Group DPCs in 2012.

Santander Group is aware of the need to have highly qualified professionals to manage the DPCs and considers traditional academic training to be insufficient. After identifying the need for specific multidisciplinary skills and expertise it has promoted specialisation by setting up a postgraduate programme designed by the University of Cantabria (UC) in partnership with Banco Santander and Produban: International Master in Data Center Management. The first edition of this programme was officially inaugurated on 9 November 2012.

A variety of other technological innovation programmes are being developed in partnership with universities, small business and internet communities.

Applications and systems

The Group’s technology strategy is supported by the use of a global technology architecture of banking applications that covers the entire value chain of financial institutions in an integrated and evolutionary manner. It consists of three separate elements to give support to the business and customer service:

•	The Partenón/Altair and Alhambra platforms, which make it possible to simplify and unify the systems of all of the entities that make up the Group. This architecture is a critical element because it assists in harnessing opportunities by taking advantage of its global dimension, it maintains a culture of pursuit of efficiency as a competitive edge, makes it possible to transfer and implement best practices in each market, and to reduce risks and increase service quality. In 2012 these platforms performed over 7 thousand million transactions on average per month.

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•	The capacity for transformation of the Group entities by means of the rollout of the software platforms in 2012, which enabled Partenón/Alhambra to be up and running in the US by May, at UK Businesses by July and in Germany by August.

•	The maintenance and support of the operating procedures, inspired by a culture of ongoing improvement and zero faults, which achieved incident ratios of 0.19 faults per million transactions. These figures place the standard of service provided to Santander Group entities and customers among the best in the sector.

In order to meet these objectives, the Santander Group technology division invests continuously in the development of the organisational, governance, methodology and processes models. In addition, a technology knowledge organisation model has been implemented at Isban for the purpose of training the Bank’s professionals in software design and development and systems integration. This resulted in the participation of 4,900 professionals in different courses and programmes in 2012 and the addition of 90 new courses to the training catalogue.

New technologies

The Group’s technology division keeps a constant close watch on any emerging technologies that may result in a future enhancement of the banking business and processes and gradually incorporates them.

September 2012 saw the inauguration of the Customer VoiceLab Santander (CVLS) at Santander, a specific centre for handling and resolving the complex problems of the Bank’s customers. The centre has been set up with the aim of increasing customer satisfaction and constitutes an evolution of the traditional banking contact centre that is designed to resolve simple problems.

•	The new model focuses on listening to, understanding and resolving the more complex queries of customers, while responding to the new requirements for support being sought by the customers of unmanned channels, thereby enabling the ongoing improvement of the Bank’s systems and processes that affect them. To do this the centre uses advanced customer service and support tools.

•	This concept makes customer satisfaction the absolute top priority, by anticipating their needs in order to give the best response, and placing the focus on service excellence.

•	This is a cutting-edge benchmark technology centre occupying an area of over 1,800 m2, with capacity for approximately 160 professionals.

The payment systems environment is evolving at great speed. New technologies, the evolution of mobile telephones and new customer purchasing habits at traditional and online retail outlets bring challenges and opportunities in which the Group has a clearly defined strategy to continue contributing value to its customers. Santander Group is promoting a variety of initiatives that are revolutionising the world of traditional payment systems, and include most notably the contactless payment projects:

•	In Spain, the mass migration to contactless debit cards and POS terminals has already begun in Madrid, Barcelona, the Balearics and Cantabria, where an agreement has also been reached with the regional government and the Santander city council for the cards to operate on the regional transport network.

•	As an example, the Group headquarters at Boadilla del Monte was transformed in November 2012 into a ‘Contactless City’, in which all of the employees and retail outlets can operate with this technology, thereby becoming the main contactless ecosystem in the world, by volumes of payment and frequency of use (over 6,000 cards have been issued and some 350 POS terminals have been installed).

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•	In Poland, where there has already been an extensive rollout of contactless POS terminals, contactless cards have been issued to all our customers. Santander UK began marketing a contactless premium debit card in November 2012. In Chile, Santander is going to be the first bank to market contactless cards.

Santander Group is also a pioneer in initiatives for payments by mobile phone. September 2012 saw the launch at the Financial City of a mobile payment pilot using NFC technology (Near Field Communication: paying by placing a mobile phone near the POS terminal). This is the first multi-brand NFC pilot in the world (with Visa and MasterCard cards on the same device) with the ability to pay for large and small amounts. Although this technology is still in its early stages, mobile payments will play a key role in the future, and Santander Group will therefore continue to strive to remain in the vanguard.

In summary, Santander Group is working every day on the innovation of its products, services, processes and systems, in order to increase productivity and efficiency, reduce risks and improve the quality it offers to customers.

Information on human resources

The Group has a total of 186,763 professionals. 54% of them work in America, 32% in continental Europe and 14% in the United Kingdom. Of the total, 54% are women and 52% are university graduates. The average age of the workforce is 37, and the average length of service is 11 years for men and 9 for women.

Together with the business model, the team of people is the key that guarantees the growth and sustainability of the Group. It is composed of professionals able to manage businesses in economies that grow at different speeds, work in an environment of collaboration and be focused on achieving results.

Banco Santander keeps its personnel management model under constant review to ensure that it always has the best professionals in international banking in accordance with the needs of the business and its customers.

This model rests on three pillars: talent, knowledge and culture.

Leadership with talent

In order to benefit from the best professionals at Banco Santander, the human resources area conducts careful management of talent, by identifying it, attracting it, knowing it, developing it and engaging it. The objective of all this is to continue to grow in a sustainable manner with the best team in international banking.

With this aim, in 2012 Santander strengthened its external brand as an employer ‘Santander puedes ser tú’ [You can be Santander] through the most professional social network, LinkedIn, by firmly establishing a global profile that gives visibility to all of the Group’s activities worldwide.

In order to be able to identify and know the in-house talent and potential, Santander has what are called development and mobility committees, which were recognised by the Corporate Leadership Council (CLC) as the best international practice of 2012 for their contribution to the strategic planning of talent in the organisation. Since the launch of these committees in 2008, Banco Santander has held 115 meetings and assessed 66% of the Group’s managers.

Also, the corporate model of talent development was extended in 2012 to other areas of the organisation such as the controller and management control, global private banking and asset management and insurance. And the new corporate model of performance management was implemented at all the Group divisions and countries with, for the first time, common processes and standards for all corporate managers (TopRed and DirRed).

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As part of the development programmes for high potential professionals, Santander Leaders in Action was launched and 13 senior executives took part in three strategic projects, one of which made it possible to set up the global international business unit reporting directly to the managing director; and an international mobility scheme for professionals specialising in the high income segment, as part of the existing Mundo Santander scheme.

Knowledge

Together with development, training is one of the benefits of working at Banco Santander that is most valued and recognised by the Bank’s professionals.

In 2012, Santander invested EUR 123 million in training, from which 180,114 professionals benefited, receiving an average of 35.5 hours.

Within the framework of the Santander institute of knowledge, a further step was taken towards the international consolidation of the corporate schools set up to identify, organise and share the knowledge there is in the Bank worldwide. In 2012 the risk school started functioning at Sovereign and the syllabuses were country-adapted at the corporate auditing school.

2012 also saw the launch of the Santander Financial Institute (SanFI), an initiative promoted by the University of Cantabria and Banco Santander focusing on research and the generation and dissemination of knowledge in the financial field.

The training of the Bank’s professional staff is supported by the Santander Learning corporate platform. It is available in 8 countries and now has 67,051 users and over 40 online active learning communities.

Values culture

Through the ‘Santander eres tú’ [You are Santander] programme the Bank is taking forward its own commitment and that of its professionals to making Santander one of the best places to work; to promoting pride in belonging to the Group, and experiencing the corporate values.

In 2012 the focus was placed and work was done on the areas where there was considered to be room for improvement according to the opinion polls and surveys conducted among the Group’s professionals, such as collaboration, team work and recognition. That is why the slogan for the fifth ‘Santander eres tú’ Week and the fourth ‘Santander eres tú’ Race, held in Mexico, was ‘We make a great team’.

Santander also promotes corporate volunteering as a means of demonstrating the commitment of its professionals and of the Bank itself to improving the environment. The committed Santander volunteers programme met its first objective in 2012: that of providing schooling for over 15,000 children in Oaxaca (Mexico). And it has set its second target: to support the Red Cross’s educational projects as part of the ‘Ahora + que nunca’ [Now, more than ever] appeal to help the sectors in the community most affected by the crisis in Spain.

In 2012 the programme increased the volunteering opportunities for the professionals in Spain through agreements with Aldeas Infantiles, the Spanish Cancer Association, the Red Cross and Entreculturas.

2012 Recognition

The effectiveness of the people management model at Banco Santander is reflected in numerous distinctions awarded by international entities and organisations singling Santander out as the best place to work:

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•	Santander Río, best place to work in Argentina, according to Great Place To Work (GPTW).

•	Santander Chile, best bank to work, according to Great Place to Work (GPTW).

•	Santander, best bank and third best place to work in Spain, according to the Merco Personas league table.

•	Santander, best bank to work in Spain, according to a survey of students conducted by the Universum consulting firm.

•	Santander, first European employer to receive the AWLP Work-Life Innovative Excellence Award for the Santander Group City, as an example of good practice in achieving work-life balance.

Information on the environment

Banco Santander commitment and governance relating to the environment and climate change

Environmental management at Banco Santander is a linchpin of the Group’s sustainability plan. It is a major commitment that is integrated at the Bank, both in the strategy and in the structure, organisation and banking activity of the Group worldwide.

The Bank conducts its banking business conserving the environment, promoting actions and projects focused on environmental protection and launching initiatives that prevent or mitigate climate change. Implementing these actions involves having multidisciplinary teams in the Bank’s business and support areas and in the different geographical areas where it operates, which also have environmental specialists who integrate environmental issues into the banking business.

Banco Santander has a sustainability committee, chaired by the managing director, which monitors the integration of sustainability into the Bank’s business model. To do this it draws up the Group’s strategic plans and the Bank’s sustainability policies and submits them for approval by the board of directors.

In May 2011 the Banco Santander sustainability committee approved the setting up of the Climate Change Office, and in October 2012 the first climate change committee meeting was held to identify and assess the risks and business opportunities associated with climate change. Participating in this committee are the areas of wholesale banking, commercial banking, commercial banking corporate school, insurance, risks, comprehensive expense management, buildings, public policy and sustainability. Also in 2012 the energy efficiency committee was set up with the function of drawing up the energy policy and strategy for the Group’s facilities and promoting the related steering plans.

Other multidisciplinary committees have also been set up to support the sustainability committee in aspects such as managing the environmental impacts of the Bank’s business activities, and integrating social and environmental matters in the procedures for granting loans.

The Bank has developed several policies on sustainability, including most notably the general social and environmental policy, which apply to the whole Group (available on the corporate website). In addition, the Bank has developed specific policies that establish the criteria to which the financial activities connected with the defence, energy, water and forestry sectors must adhere, and identify the social and environmental impact of these activities. All of these policies also draw inspiration from current best practices, including international conventions, protocols, codes of conduct and guidance.

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Banco Santander has signed up to a number of international environmental commitments including most notably: UNEP FI, Equator Principles, Carbon Disclosure Project, Banking Environment Initiative, Round Table on Sustainable Soy, FORO ProClima Madrid, Round Table on Sustainable Livestock Farming.

The Bank’s environmental actions focus on the following lines of work:

1. Reduction of energy consumption and emissions:

Since 2009 Banco Santander has been rigorous in continually measuring, calculating and controlling its environmental footprint (the consumption and emissions of all Group installations).

In 2012 the Bank reached and exceeded the targets set in the Energy Efficiency Plan 2011-2013 for the reduction of CO2 emissions (target of 9% reduction by 2013) and electricity consumption (target of 3% reduction). It has therefore drawn up a new 20-20-15 Energy Saving Plan for 2011-2015, with the target of 20% reductions in electricity consumption and CO2 emissions, and expanded the scope of it to cover the Group’s 10 main countries: Germany, Argentina, Brazil, Chile, Spain, the United States, Mexico, Poland, Portugal and the United Kingdom.

To meet these targets separate energy management models have been drawn up for buildings, commercial network branch offices and data processing centres to enable the energy management of these installations to be conducted by applying criteria for minimising energy consumption and maximising energy efficiency following the basis and guidelines of the energy management systems established under the international ISO 50001:2011 Energy Management System standard.

The energy efficiency actions taken included: lighting (presence detectors and external perimeter regulation; more efficient lamps and lights, time switches); air conditioning (office automation, regulation of comfortable temperature band, replacement of appliances with more efficient systems); awareness raising (training in good energy saving practices, dissemination of environmental information on the corporate intranet); others (total switch-off of equipment, carbon offsetting, purchasing green power at corporate facilities in Spain and the United Kingdom).

Other environmental initiatives taken by the Bank in 2012:

• Launch of the environmental footstep portal on the intranet accessible to all Group employees. This contains information on the consumption and emissions of the Bank’s installations, good environmental management practices in branch offices and at home, news, etc.

• In partnership with the other co-founding banks, organisation of the first forum of the Banking Environment Initiative, in November in London.

• Environmental certificates maintained at corporate centres in Brazil, Chile, Spain, Mexico and the United Kingdom.

• Offsetting of emissions arising from the corporate annual managers convention, the shareholders meeting and the managers convention in Chile.

• Participation in and sponsorship of the Rio + 20 summit on sustainable development held in Rio de Janeiro.

• Participation in the WWF Adena’s global “Earth Hour” initiative.

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2. Integrating social and environmental risks in granting loans:

Santander considers social and environmental aspects to be an important part of the procedures for risk analysis and decision-making in its financing transactions. The corporate risk units are responsible for assessing the environmental and social risks of the projects submitted by the business areas for approval in conformity with Group policies. For this purpose Banco Santander also provides training on social and environmental issues to both the risk teams and the business managers.

There is also ongoing dialogue with the stakeholders, mainly NGOs, analysts and investors, which makes it possible to adapt and update the procedures and tools for analysing social and environmental risks and to adjust them so that they reflect the most significant technical aspects.

Noteworthy in this sphere is the adoption of the Equator Principles for project finance activities, and the world pioneering practice of social and environmental risk analysis carried out at Santander Brasil. Mention should also be made of the VIDA tool that assesses the environmental risk of all the commercial banking corporates of Banco Santander in Spain.

The Equator Principles are based on the social and environmental performance standards of the International Financial Corporation (IFC) and on the World Bank environmental, health and safety guidelines that are applied globally in all industrial sectors by the banks that have signed up to the Principles. The IFC performance standards are currently under review and this will have an impact on the content of the Principles. As a signatory to the Equator Principles, Banco Santander is taking an active part in analysing the implications of the upcoming review of the Equator Principles that is expected to be published in the first half of 2013, being particularly involved in the working groups on the scope of application of the Principles and on climate change.

3. Development of financial solutions:

Banco Santander contributes to the global objective of combating climate change by providing financial solutions and taking the lead internationally in matters relating to renewable energies. In addition Santander has been able to adapt to changes in the market and take advantage of new business opportunities that have emerged. The Bank’s activities in this sphere focus on the following products:

I. Finance for renewable energies:

• Project Finance: in 2012, the Bank financed the construction and operation of wind farms, photovoltaic plants, thermal solar and hydroelectric power plants and biomass plants, with a total installed capacity of 3,169 MW. These transactions related to projects located in: Spain, Italy, the United Kingdom, the United States, Brazil, Canada and Mexico.

• Seed capital and venture capital investment: in 2012 Santander invested in projects which, once built, will have a total installed capacity of 2,827 MW, mainly in Australia, Brazil, Chile, Mexico, the United States, Spain, Italy, the United Kingdom and Uruguay. These projects are for wind power, photovoltaic, thermal solar and mini-hydroelectric power plants, and biomass plants.

• Photovoltaic leasing: the Bank also cooperates in the preparation and execution of projects, the completion of the administrative formalities and the maintenance of the facility during the life of the transaction.

II. Finance for energy efficiency:

• Spain: ICO sustainable investment line loans for SMEs and self-employed persons involving efficient use of resources and a reduction of environmental impacts.

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• The Bank in Brazil provided commercial banking customers with finance to develop environmental and energy efficiency projects connected with waste treatment, water treatment, recycling and re-use of raw materials.

III. Finance in other sectors: finance for electrical, hybrid or low-CO2 emission vehicles and energy-efficient domestic appliances.

IV. Environmental insurance: specific insurance against adverse weather and other natural risks for the agricultural sector.

V. Carbon markets: CARBON FUND

The Fondo de Carbono para la Empresa Española [Carbon Fund for Spanish Companies] (FC2E) is sponsored by Santander and other public and private entities. Through its activities in this Fund, Santander helps to promote the transfer of technology from developed to developing countries; the funding of renewable energies and compliance with the reduction of emissions by European industries in accordance with the national allowance schemes of each country.

At the end of 2012, the Group had a portfolio of around 1.3 million tonnes of CO2 equivalent in the form of Emission Reduction Certificates (CER). In 2012 the Fund received 425,000 rights from landfill projects, coalmine methane-burning projects, wind farms and natural gas combined cycle plants in China, Thailand, Mexico and India.

In addition, formal arrangements were made for the Bank’s participation through the Carbon Fund in projects that will generate emission reductions during the post-Kyoto period (from 1 January 2013).

Sustainability Report and presence in sustainable indices:

Information on the main steps taken in relation to the environment and the other sustainability actions performed by Banco Santander is provided every year in the sustainability report. The data published in the report are checked by the Deloitte audit firm.

The sustainability report is prepared taking into consideration current legislation and the guidelines and recommendations of benchmark international organisations in the area of corporate social responsibility such as Global Reporting Initiative (GRI), Global Compact and AccountAbility. It also includes relevant information for socially responsible investment indices (Dow Jones Sustainability Index (DJSI) and FTSE4Good) and rating agencies (Standard & Poor’s and Vigeo).

In the latest periodical review of the DJSI index, performed in 2012, Santander scored 86 points in the section relating to overall environmental policy, which was 6 points more than the score obtained in 2011. This increase was due to improvements in a number of sections, the greatest being those relating to management policies and systems, climate change strategy, analysis and management of risks and business opportunities. These scores place Banco Santander among the world’s leading financial institutions in environmental matters.

Awards and distinctions:

Banco Santander received a number of awards in 2012 and appeared in numerous environmental league tables because of its performance in cutting consumption and emissions at its facilities around the world, and its leadership in financing renewable energies. These distinctions include most notably:

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• Banco Santander was named ‘the greenest bank in the world’ by Bloomberg Markets magazine for the second time in a row, and was included also for the second time in a row among the ‘50 Best Global Green Brands’ by Interbrand/Deloitte.

• Banco Santander Brasil was named as the top company in the world for environmental management in Newsweek’s green rankings. In this ranking the Group was also listed in 16th place.

These distinctions are also reflected in the improved environmental score in the Dow Jones Sustainability Index.

Significant events after the reporting period

Between 1 January 2013 and the date of preparation of these financial statements there were the following significant events:

•	In the context of the merger of Banco Santander, S.A. and Banco Español de Crédito, S.A. (Banesto), on 9 January 2013 both boards of directors approved the joint merger proposal. Also, on 28 January 2013, the boards of directors of Banco Santander, S.A. and Banco Banif, S.A. approved the related common draft terms of merger (see Note 3.b.xvii to the consolidated financial statements).

•	At its meeting on 11 January 2013, the Bank’s executive committee resolved to apply the Santander ‘Dividendo Elección’ scrip dividend scheme on the dates on which the third interim dividend is traditionally paid, by offering shareholders the option of receiving an amount equal to the dividend (EUR 0.152 gross per share) in shares or cash.

Outlook

The outlook for the world economy in 2013 points to still weak activity that is expected to pick up as the year progresses. The emerging economies will continue to lead growth, while the pace of the developed economies will be very moderate, immersed as they are in processes of public and private sector deleveraging, adjustments and reforms.

In the euro area, the first steps towards achieving banking union, together with other major ECB initiatives (OMT), have warded off the most catastrophic scenarios of euro break-up. However, Europe is still facing big challenges in 2013.

At European Union level, the effective framework of single supervision must be developed, and progress must be made with the other aspects of banking union and other areas of European integration. In parallel at national level, the economies must continue with their structural reforms and make further fiscal adjustments in the public sector and in the deleveraging of the private sector, both of which are necessary but are hampering their prospects for growth in the short term.

In the United States, even if a final agreement is reached to avert the ‘fiscal cliff’, the recovery will still be slow. With a weaker start to the year, loose monetary conditions will combine with the recovery of key sectors such as the residential sector to accelerate growth towards the end of the year.

As a result, once again the emerging countries will be the ones to display greater dynamism, supported by the strength of domestic demand and the fiscal and monetary policy stimulus they received in 2012 (particularly in China and Brazil), the impact of which will be felt throughout 2013.

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This economic situation will give rise to banking business activities with very differentiated paces and characteristics by geographical region and business. The forecasts are for:

• Lower volumes of activity in economies immersed in processes of strong adjustment such as Spain and Portugal, mainly due to the decrease in lending. The opening up of the markets at the beginning of the year may to some extent diminish the competition for deposits in an environment of official interest rates at all-time lows.

• Slow recovery of lending activity in mature countries with positive rates of growth such as the United States, the United Kingdom and Germany. Higher growth in deposits than in loans likely in economies undergoing deleveraging and with official interest rates at record lows.

• Higher increases in volumes in emerging countries, particularly in loans, in environments with different trends in interest rates depending on where they are in the cycle. Consequently, greater interest rate stability in Mexico and Chile (with an upward trend). In contrast, further cuts in rates in Brazil to support growth, similar to the variations at the beginning of the year in Poland.

To this diversity of trends must be added the repercussions that compliance with national or international regulatory requirements (BIS, EBA, etc.) will have on banking in the different markets. These requirements are intended to strengthen the balance sheet, capital and liquidity, among other aspects; some of them will begin and/or continue to be implemented in the course of 2013.

The recent definition of some of them and new information about others (definition of Liquidity Coverage Ratio (LCR); progress in CRD initiative; delay in the application of BIS III, etc.) point to a modulation of them, more adapted to the point in the cycle so as not to hinder the recovery of the economies.

The combination of all these conditioning factors once again poses an extremely demanding scenario for banking management in 2013, particularly for a multinational group such as Santander that operates in all three of the economic and financial environments described.

Santander Group is facing the year from the strong starting point of the achievements made in 2012, fundamentally in four aspects:

•	High generation of pre-provision profit (over EUR 23,500 million in net operating income), making it possible to book write-downs, remunerate shareholders and strengthen capital.

•	Strengthening of the balance sheet after the effort made in loan and real estate writedowns on the basis of ordinary or extraordinary profit. As a result, the Group’s coverage ratio was 72.6% (up by 11.2 percentage points) and the total coverage of property risk in Spain was 47% (22% in 2011), minimising the weight of its net exposure with regard to the assets in Spain and the Group’s assets (3% and 1%, respectively).

•	Increased capital, supported by the Group’s financial flexibility that enabled it to combine the writedowns with a further increase in core capital to 10.3%. Also noteworthy was the result obtained in the stress test performed on Spanish banking by the international economic authorities: Santander was the only bank capable of generating capital in the adverse scenario posed for 2012-2014, accumulating a capital cushion of over EUR 25 thousand million more than the minimum ratio required by the end of the period.

•	Also improved liquidity, both at Group level and in areas under pressure from the markets such as Spain and Portugal, supported by the ability to attract retail deposits through more than 14,000 branch offices and raise wholesale funds thanks to our subsidiaries model. The reflection of this in the basic ratios (the Group’s loan-to-deposit ratio improved to 113%) and in the substantial structural liquidity surplus (of over EUR 157 thousand million) will make it possible for the Group and its subsidiaries to continue funding the activities of our customers.

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In short, strong earnings, balance sheet, capital and liquidity are what will form the basis of the Group’s management in 2013. A management that will be clearly differentiated by area with the aim of adapting to the specific conditions prevailing in each market in order to extract the maximum value. Starting with the Group’s main areas:

In Spain, the Group will have to manage an economic environment of recession at the start of the year that will continue to have an adverse impact on business volumes, particularly lending. In the financial field, the completion of the process of recapitalising the banks requiring State aid and the launch of SAREB will be a further step in the restructuring of the banking sector, increasing the possibilities for the strongest entities of attracting business.

In this scenario, Santander will face the merger of its three big units (Banco Santander, Banesto and Banif) in order to consolidate its position as market leader. To do this it will take advantage of the benefits of a single, internationally well-placed brand, the improvements in efficiency resulting from the synergies (EUR 520 million expected in year three) and the strengthening of its presence (expected share of branch offices in 2015: 13%; business share higher than branch office share) to extract value from the Santander business model.

All this while maintaining the focus on managing spreads, keeping a good liquidity position and reducing real estate exposure.

In Portugal, as in Spain, the Group will have to manage an economic environment of recession and a process of deleveraging of the financial system, that will continue to have a negative impact on business volumes, particularly lending. Spread and risk management are fundamental components of the Group’s strategy, in an environment of low interest rates and strong competition for deposits, and a weak macro-economic situation. Efforts will therefore focus on customer loyalty in the commercial network, and on strengthening the Bank’s competitive position in the business segment, taking advantage of its balance sheet and liquidity strength in order to harness the opportunities for growth.

In the United Kingdom, in a complex macro-economic and regulatory environment, the Group will continue to take forward the Bank’s commercial transformation.

The objective of Santander UK plc is to become an organisation offering a full and diversified customer-oriented service. This transformation rests on three strategic pillars: the delivery of value to customers, a more balanced business mix, being the first option for SMEs and being the leader in efficiency, customer service and satisfaction, supported by the IT systems.

In retail banking, the aim is to continue building our model of profitable and sustained business by having a primary banking relationship through the 1|2|3 offering, which makes it possible to attract new customers for both credit cards and current accounts and increase the balance of bank deposits. The latter will assist in reducing the cost of liabilities. The business banking business will be the other major commercial focus, where the aim is to win market share, particularly in the SME segment.

In the emerging markets, where Santander generated 55% of the attributable profit of the operating areas in 2012, the Group will continue to take advantage of the favourable macro-economic and financial trends of their economies to maintain high rates of business growth.

In Latin America, where growth in loans and deposits is expected on average to be double digit in the majority of countries, the Group’s objective is to maintain high profitable growth while continuing to invest to harness the potential for future value creation.

In an environment of international volatility, the Bank will continue to focus on liquidity and capital in excess of the regulatory requirements. In the expectation of a decrease in interest rates, the focus will continue to be on managing spreads, with a price policy adapted to the customer profile and a prudent risk policy.

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The Bank will continue with the commercial, operating and financial transformation of the businesses with the aim of providing customers with better service.

In 2013 the Select segment will be introduced focusing on providing a differentiated offering and management model for high incomes. SMEs will also continue to be the focus of attention as the driver of development of the countries and a segment with high creation of value.

With respect to the principal countries, in Brazil activity will return to double-digit growth against a background of shrinking spreads. The Bank’s objective is to be the best bank in service quality, to enhance relations with customers and strengthen business in the key segments such as SMEs, merchant processing business, cards, property loans and consumer finance, particularly motor vehicles.

In Mexico the Group’s objective is: to increase market share, strengthening its franchise by attracting new customers and increasing the loyalty of existing customers; to become firmly established as the bank for SMEs; develop the high income Select segment; and continue to expand its network of branches.

In Chile the bank will continue to be the country’s main franchise, giving priority in 2013 to the implementation of a new commercial and customer care model, by strengthening multi-channel distribution and increasing the level of customer satisfaction. In Argentina, the objective is to continue to be the system leader in terms of profitability, efficiency, and risk quality. Focus on the high income segments and enhancement of customer relations.

In Poland the Group will focus on obtaining the income and cost synergies arising from the recent merger with Kredyt Bank (January 2013), and on strengthening its position in the ‘Top 3’ of the financial system by increasing the strength of its retail and commercial banking. All while maintaining the strength of its balance sheet capital and liquidity, and increasing its efficiency.

In the United States the Bank’s objective is to increase volumes in an environment of sharply decreased spreads. Its strategy includes strengthening commercial and retail banking, with the focus on customers, by offering them a broader range of products (cash management). Improvements in processes and IT will enhance the commercial network’s sales capability. The focus on improving credit quality and reducing the cost of loans will continue.

As for the global businesses, the medium- and long-term objectives of SGB&M include adapting the business model to the new market conditions and the new regulatory framework, increasing the market share in products with low capital and liquidity consumption (e.g. transactional products).

In 2013, this objective is founded on three pillars:

•	Putting the focus on the customers by means of a global relationship model, strong global product capabilities with appropriate coordination of the local units and leveraging on an integrated risk, IT, transactions and finance model.

•	Diversifying the income base by greater customer penetration with value-added products, in core markets where the global relationship model is highly developed (e.g. Brazil, Mexico, Chile, etc.).

•	In addition, the Group will promote the Pan-Latam franchise by taking a regional approach to its Latin American product offering, and will continue expanding in geographical areas with high potential, such as the US, the UK and Poland, where the Group is developing its commercial and product-offering capabilities.

Asset management will undergo a corporate reorganisation of the business around a holding company. It will consolidate the existing companies (Spain, Argentina, Britain and Luxembourg) and will integrate the other companies during 2013, especially Brazil, Mexico and Chile.

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Customer segmentation will once again be key, with significant focus on the high income sector by the management companies and the renewal of the range of products.

To strengthen the latter:

•	Positions of leadership will be pursued for our products in terms of performance in each market and by asset class.

•	Work will continue on improving the local management company teams. The Group has specialists in the markets that we know and the investment teams in each geographical area have been systematically reinforced.

•	The products will be simplified in a range of open architecture Select funds, making it easier for customers to select the type of management they want.

•	A range of products will be set up to facilitate matching them to each customer and the institutional segment will be strengthened.

In private banking the private banking model in Spain will be unified as part of the operation to integrate Banesto and Banif. The area’s objective is to increase market share.

Work will also be done to standardise the model of advisory services provided to private banking customers in all the geographical areas.

Lastly, in insurance the outlook for the year is for:

•	Increased insurance penetration of customers by means of segmenting products and expanding the range in order to tailor products as much as possible to the requirements of each type of customer.

•	Optimisation of the strategic alliances generated with Zurich and Aegon for the development of innovative products.

•	Once the foundations have been laid for distributing insurance through the complementary channels, the insurance offerings will be tailored to match each channel. Consolidation of the telephone banking distribution channel and the boosting of sales by digital channels, especially the internet, in line with the strategic lines of the Group’s multi-channel banking project.

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ANNUAL CORPORATE GOVERNANCE REPORT

A OWNERSHIP STRUCTURE

A.1	Complete the following table on the company’s share capital.

Date of last modification	Share capital (*)	Number of shares	Number of voting rights
02/11/2012	5,160,589,875	10,321,179,750	10,321,179,750

Indicate whether different types of shares exist with different associated rights:

YES  ☐            NO   ☒

At 31 December 2012, the Bank’s share capital is represented by 10,321,179,750 shares of EUR 0.50 par value each.

All shares carry the same dividend and voting rights.

A.2	List the direct and indirect holders of significant ownership interests in your organisation at year end, excluding directors:

•	Interests equal to or greater than 3% (*).

At 31 December 2012, the only shareholders with an interest greater than 3% appearing in the Bank’s Shareholder Register were State Street Bank & Trust (with an 8.31% interest), Chase Nominees (7.74%), The Bank of New York Mellon (5.34%), EC Nominees Ltd. (5.27%) and Caceis Bank (3.10%).

However, the Bank believes that such shares are held in custody on behalf of third parties, and to the Bank’s knowledge, none of the shareholders hold an interest of over 3% of the Bank’s share capital or voting rights.

(*)	Threshold stipulated, for the purposes of the annual corporate governance report, in Royal Decree 1362/2007, of 19 October.

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•	Significant influence on the Bank.

At 31 December 2012, the Bank is not aware of the existence of any other shareholder who has a number of shares that allows it to appoint a director, pursuant to Article 243.1 of the Corporate Enterprises Act (Ley de Sociedades de Capital), this being the standard used to determine if a shareholder has significant influence on the Bank.

Considering the current number of board members (16), the percentage of share capital required to be entitled to appoint a director under the terms of the above-mentioned article would be 6.25%.

Accordingly, the Bank is not aware of the existence of shareholders with significant shareholdings at 31 December 2012.

Indicate the most significant movements in the shareholder structure during the fiscal year:

In 2012, the Bank undertook nine rights issues, issuing a total of 1,412,136,547 new shares, which are equivalent to 13.68% of share capital as of year-end 2012. The capital increases were carried out on 31 January, 2 May, 7 June, 5 July, 31 July, 7 August, 6 September, 9 October and 2 November, giving rise to the issuance, respectively, of 167,810,197, 284,326,000, 73,927,779, 193,095,393, 218,391,102, 37,833,193, 14,333,873, 200,311,513 y 222,107,497 new shares, representing 1.626%. 2.755%. 0.716%. 1.871%. 2.116%. 0.367%. 0.139%. 1.941% and 2.152% of the Bank’s year-end 2012 share capital, again respectively. The first two and the fifth and last rights issues took place under the scope of the scrip dividend programme (Santander Dividendo Elección). The remainder were carried out to facilitate the conversion of bonds (Valores Santander).

A.3	Complete the following tables on company directors holding voting rights through company shares:

Below is a breakdown of the percentage interest that the directors hold or represent in the Bank’s share capital at 31 December 2012.

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Name or corporate name of director	Voting rights held directly	Voting rights held indirectly		% of total voting rights
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	6,365,296	141,872,598		1.761	% (1)
Mr Fernando de Asúa Álvarez	74,924	59,102		0.001%
Mr Alfredo Sáenz Abad	243,076	2,404,950		0.026%
Mr Matías Rodríguez Inciarte	1,154,719	180,995	(2)	0.013%
Mr Manuel Soto Serrano	71,781	511,938		0.006%
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	5,236,095	11,995,761		0.000	% (1)
Mr Javier Botín-Sanz de Sautuola y O’Shea	4,793,481	11,485,608		0.000	% (1) (3)
Lord Burns (Terence)	30,117	27,001		0.001%
Mr Vittorio Corbo Lioi	1	—		0.000%
Mr Guillermo de la Dehesa Romero	117	—		0.000%
Mr Rodrigo Echenique Gordillo	658,758	10,965		0.006%
Ms Esther Giménez-Salinas i Colomer	2,100	—		0.000%
Mr Ángel Jado Becerro de Bengoa	2,000,000	4,950,000		0.067%
Mr Abel Matutes Juan	177,799	2,500,012		0.026%
Mr Juan Rodríguez Inciarte	1,467,947	—		0.014%
Ms Isabel Tocino Biscarolasaga	57,455	—		0.001%

(1)	Mr Emilio Botín-Sanz de Sautuola y García de los Ríos is attributed the voting rights over 93,026,412 shares owned by Fundación Marcelino Botín (0.901% of share capital), 9,440,093 of which are owned by Mr Jaime Botín-Sanz de Sautuola y García de los Ríos (0.091% of capital); 9,404,392 of which are owned by Puente San Miguel, S.A., Nueva Azil, S.L. y Latimer Inversiones, S.L. (0.091% of capital); 8,622,491 of which are owned by Ms Carmen Botín-Sanz de Sautuola y O’Shea (0.084% of capital); 7,811,706 of which are owned by Ms Paloma Botín-Sanz de Sautuola y O’Shea (0.076% of capital); and 13,567,504 of which are owned by Emilio Botín-Sanz de Sautuola y O’Shea (0.131% of capital). In addition, Emilio Botín-Sanz de Sautuola y García de los Ríos is attributed the voting rights over 17,231,856 shares owned by Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (0.167% of capital) and 16,279,089 shares owned, directly and indirectly, by Mr Javier Botín-Sanz de Sautuola y O’Shea (0.158% of capital). Therefore, although the table above shows the direct and indirect ownership interests of each of the two last-mentioned directors of the Bank, in the column relating to the percentage of total voting rights, these holdings are calculated together with those belonging to or represented by Mr Emilio Botín-Sanz de Sautuola y García de los Ríos.
(2)	Mr Matías Rodríguez Inciarte holds the voting rights over 83,452 shares owned by his two sons. Mr Javier Botín-Sanz de Sautuola y O’Shea has the status of an external proprietary director as he represents on the board of directors the ownership interests of Fundación Marcelino Botín, Bafimar, S.L., Cronje, S.L., Puente San Miguel, S.A., Inversiones Zulú, S.L. Latimer Inversiones, S.L., Jardín Histórico Puente San Miguel, S.A., Nueva Azil, S.L., Leugim Bridge, S.L., Apecaño, S.L., Bright Sky 2012, S.L., Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr Emilio Botín-Sanz de Sautuola y O’Shea, Ms Carmen Botín-Sanz de Sautuola y O’Shea, Ms Paloma Botín-Sanz de Sautuola y O’Shea, Mr Jaime Botín-Sanz de Sautuola y García de los Ríos, Mr Jorge Botín-Sanz de Sautuola Ríos, Mr Francisco Javier Botín-Sanz de Sautuola Ríos, Ms Marta Botín-Sanz de Sautuola Ríos, as well as his own equity interest.

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(*)	The number of indirect shares listed below includes shares represented by proxy as well as shares that are indirectly owned:

Name or corporate name of director

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Fundación Marcelino Botín-Sanz de Sautuola y López	93,026,412	0.90%
Mr Jaime Botín-Sanz de Sautuola y García de los Ríos	9,440,093	0.09%
Puente San Miguel, S.A.	3,275,605	0.03%
Nueva Azil, S.L.	5,575,279	0.05%
Latimer Inversiones, S.L.	553,508	0.01%
Ms Carmen Botín-Sanz de Sautuola y O’Shea	8,622,491	0.08%
Ms Paloma Botín-Sanz de Sautuola y O’Shea	7,811,706	0.08%
Mr Emilio Botín-Sanz de Sautuola y O’Shea	13,567,504	0.13%
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	5,236,095	0.05%
Cronje S.L. Unipersonal	4,024,136	0.04%
Bafimar, S.L.	7,971,625	0.08%
Mr Javier Botín-Sanz de Sautuola y O’Shea	4,793,481	0.05%
Inversiones Zulú, S.L.	4,652,747	0.05%
Apecaño, S.L.	6,794,391	0.07%
Mr Francisco Javier Botín-Sanz de Sautuola Ríos	15,530	0.00%
Mr Jorge Botín-Sanz de Sautuola Ríos	12,357	0.00%
Ms Marta Botín-Sanz de Sautuola Ríos	10,583	0.00%

Total	175,383,543	1.70%

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Name or corporate name of director

Mr Fernando de Asúa Álvarez

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Sualfer Inversiones SICAV, S.A.	59,102	0.00%

Total:	59,102	0.00%

Name or corporate name of director

Mr Alfredo Sáenz Abad

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Liborne, S.L. (*)	1,304,950	0.01%
Blood relatives	1,100,000	0.01%

Total:	2,404,950	0.02%

(*)	Mr Alfredo Sáenz Abad donated his stake in the share capital of Liborne, S.L., but still has voting rights to the 1,304,950 shares of Banco Santander, S.A.

Name or corporate name of director

Mr Matías Rodríguez Inciarte

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Blood relatives	83,452	0.00%
Cueto Calero SICAV, S.A.	97,543	0.00%

Total:	180,995	0.00%

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Name or corporate name of director

Mr Manuel Soto Serrano

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Spouse	47,446	0.00%
Ace Global SICAV, S.A.	464,492	0.00%

Total:	511,938	0.00%

Name or corporate name of director

Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Cronje S.L. Unipersonal	4,024,136	0.04%
Bafimar, S.L.	7,971,625	0.08%

Total:	11,995,761	0.12%

Name or corporate name of director

Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Inversiones Zulú, S.L.	4,652,747	0.05%
Apecaño, S.L.	6,794,391	0.07%
Mr Francisco Javier Botín-Sanz de Sautuola Ríos	15,530	0.00%
Mr Jorge Botín-Sanz de Sautuola Ríos	12,357	0.00%
Ms Marta Botín-Sanz de Sautuola Ríos	10,583	0.00%

Total:	11,485,608	0.12%

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Name or corporate name of director

Lord Burns (Terence)

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Pershing Keen	27,001	0.00%

Total:	27,001	0.00%

Name or corporate name of director

Mr Rodrigo Echenique Gordillo

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Spouse	10,965	0.00%

Total:	10,965	0.00%

Name or corporate name of director

Mr Ángel Jado Becerro de Bengoa

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Inversiones Amilea, S.L.	1,112,500	0.01%
Inversiones Daliel, S.L.	1,112,500	0.01%
Inversiones Ilea, S.L.	1,112,500	0.01%
Inversiones Eida, S.L.	1,112,500	0.01%
Matapegas, S.L.	250,000	0.00%
Muelle 6, S.L.	250,000	0.00%

Total:	4,950,000	0.06%

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Name or corporate name of director

Mr Abel Matutes Juan

Name or corporate name of the direct owner of the ownership interest	Number of direct voting rights	% of total voting rights
Residencial Marina, S.L.	2,500,012	0.02%

Total:	2,500,012	0.02%

Total % of share capital held by the board of directors	1.922%

Complete the following tables on the members of the company’s board of directors that hold rights over company shares:

Performance-based share plan, shares distribution related to mandatory investment plan, deferred and conditional share distribution plan and deferred and conditional variable remuneration plan.

The plans in force at year-end 2012 of which the executive directors are beneficiaries were approved at the following annual general shareholders’ meetings:

•	The Bank’s shareholders approved the third cycle of the shares distribution related to the mandatory investment plan at the general shareholders’ meeting of 19 June 2009.

•	The Bank’s shareholders approved the fifth cycle of a performance-based share plan (Plan I-13) and the first cycle of the deferred and conditional share distribution plan at the general shareholders’ meeting of 11 June 2010.

•	The Bank’s shareholders approved the first cycle of the deferred and conditional variable remuneration plan at the general shareholders’ meeting of 17 June 2011.

•	The Bank’s shareholders approved the second cycle of the deferred and conditional variable remuneration plan at the general shareholders’ meeting of 30 March 2012.

A brief description of the above plans is provided below. For further information, please see notes 5 e) and 47 c) to the Group’s consolidated financial statements.

a) Performance-based share plan:

This is a deferred share bonus scheme taking the form of a multi-year incentive programme payable in shares of the Bank (subject to delivery of certain terms and conditions). The plan’s beneficiaries are executive directors, the other members of senior management and other Group executives selected by the board of directors or, at its behest, the executive committee.

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The maximum number of shares to be awarded to each director under the plan cycle in effect at year-end 2012 (plan I-13) is the following:

Name or corporate name of director	Plan I-13 (no. of shares)	% of total voting rights
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	0.001%
Mr Alfredo Sáenz Abad	228,445	0.002%
Mr Matías Rodríguez Inciarte	105,520	0.001%
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	56,447	0.001%
Mr Juan Rodríguez Inciarte	60,904	0.001%

(*)	Without prejudice to the shares in Banesto held by Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea in virtue of various share-based incentive plans approved at Banesto’s shareholders’ meeting (maximum of 32,358 Banesto shares corresponding to her participation in the share-based incentive plan maturing in 2013).

b) Shares distribution related to mandatory investment plan:

This is a deferred share bonus scheme taking the form of a multi-year incentive programme payable in Bank shares and tied to compliance with certain investment and Group employment related requirements.

The number of shares acquired by each executive director through the shares distribution related to the mandatory investment plan in force at year-end 2012 is as follows:

Name or corporate name of director	3rd cycle (no. of shares acquired)	% of total voting rights
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	20,515	0.000%
Mr Alfredo Sáenz Abad	49,000	0.000%
Mr Matías Rodríguez Inciarte	25,849	0.000%
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	18,446	0.000%
Mr Juan Rodríguez Inciarte	15,142	0.000%

(1)	The number of Santander shares acquired by Ana Patricia Botín-Sanz de Sautuola y O’Shea as beneficiary of the third cycle of this plan was agreed at Banesto’s general shareholders’ meeting on 24 February 2010.

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In order for the plan participant to be entitled to receive the same number of Bank shares as he/she acquired initially and mandatorily, he/she must hold the said shares and remain in the Group’s employment for three years from making the mandatory investment. Moreover, none of the following circumstances may arise during the three-year period elapsing from mandatory investment: (i) an inadequate financial performance by the Group; (ii) a breach by the beneficiary of the code of conduct or other internal rules and regulations, especially risk-related rules, applicable to the director; or (iii) the material restatement of the Group’s financial statements, except to the extent such restatement is the result of a change in accounting rules.

It is the duty of the board of directors, on the basis of a prior report by the appointments and remuneration committee, to determine: (i) the existence of any of the above-listed circumstances and, in the event; (ii) the impact thereof on the number of shares to which each beneficiary is therefore entitled, which number shall be variable depending on the circumstances.

c) Deferred and conditional share distribution plan (2010 deferred share bonus):

The Bank’s shareholders approved the first cycle of the deferred and conditional share distribution plan at the general shareholders’ meeting of 11 June 2010. Its beneficiaries are the executive directors and the executives or employees of the Group whose performance-based pay or bonus in 2010 was, generally speaking, higher than EUR 0.3 million before tax, with a view to deferring a portion of this compensation for a three-year term for subsequent settlement in shares of Santander.

The final numbers of shares allocated to each serving executive director under the first cycle of the deferred and conditional share delivery plan are as follows:

Executive directors	No. of shares		% of total voting rights
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	94,345		0.001%
Mr Alfredo Sáenz Abad	312,450		0.003%
Mr Matías Rodríguez Inciarte	135,188		0.001%
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	91,187	(*)	0.013%
Mr Juan Rodríguez Inciarte	61,386		0.001%

(*)	Shares of Banco Español de Crédito, S.A. (Banesto), as authorised at this entity’s general shareholders’ meeting of 23 February 2011. In this case, the percentage of voting rights referred to relates to Banesto. On 9 January 2013, Banco Santander, S.A. (Santander) announced that its board of directors and that of Banesto had agreed the common draft terms of the proposed merger between Santander and Banesto. The plan is to submit the common draft terms of merger to the respective ordinary general shareholders’ meetings of Santander and Banesto scheduled for March 2013.

Accrual of this deferred remuneration in shares is conditioned upon the continued service of the beneficiary at the Group, as defined in the plan rules, and to the absence, in the judgment of the board, at the proposal of the appointments and remuneration committee, of any of the following circumstances during the period: (i) an inadequate financial performance by the Group; (ii) non-compliance by the beneficiary with internal rules, particularly with regard to risk prevention; (iii) a material restatement of the financial statements of the Group, except to the extent such restatement is made pursuant to a change in accounting rules, or (iv) significant changes in capital and the qualitative assessment of risk.

The first third of the shares corresponding to the first cycle of this plan were delivered in February 2012.

The board of directors, in a meeting taking place on 28 January 2013, at the proposal of the appointments and remuneration committee, having verified that none of the above-listed circumstances had occurred, approved the payment of the second tranche of this first cycle.

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d) Deferred and conditional variable remuneration plan:

The shareholders approved the first cycle of the deferred and conditional variable remuneration plan at the general shareholders’ meeting of 17 June 2011. The plan relates to performance-based or bonus pay for 2011 accrued by the executive directors and certain executives (including senior management) and employees who assume risk, exercise control functions or for whom total compensation is determined on the basis of the same criteria as that of the senior executives and employees who assume risks (all of which are listed as identified staff in keeping with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on 10 December 2010).

The purpose of the first two cycles of this plan, approved at the shareholder meetings held on 17 June 2011 and 30 March 2012, respectively, is to defer part of the variable remuneration or bonuses received by beneficiaries over a period of three years, payable, where appropriate, in cash and in Santander shares, also paying the other part of this variable remuneration at the start of the period in cash and Santander shares. For further information, see Note 5 of the notes to the Santander Group 2012 financial statements.

The tables below show the final number of Santander shares assigned to each serving executive director under the first two cycles of this plan, distinguishing in each instance between those that were settled immediately and those that are deferred for three years:

2011 bonus receivable in Santander shares	Immediate payment	Deferred (*)	Total	% of total voting rights
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	99,552	149,327	248,879	0.002%
Mr Alfredo Sáenz Abad	247,366	371,049	618,415	0.006%
Mr Matías Rodríguez Inciarte	125,756	188,634	314,390	0.003%
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	94,002	141,002	235,004	0.002%
Mr Juan Rodríguez Inciarte	73,380	110,070	183,450	0.002%

Total	640,056	960,082	1,600,138	0.016%

(*)	For 3 years: 2013, 2014 and 2015. Subject to continued service, with the exceptions provided for in the plan regulations, and to compliance with the terms and conditions stipulated for the first cycle.

2012 bonus receivable in Santander shares	Immediate payment	Deferred (*)	Total	% of total voting rights
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	43,952	65,927	109,879	0.001%
Mr Alfredo Sáenz Abad	109,211	163,817	273,028	0.003%
Mr Matías Rodríguez Inciarte	83,059	124,589	207,648	0.002%
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	69,916	104,874	174,790	0.002%
Mr Juan Rodríguez Inciarte	48,466	72,699	121,165	0.001%

Total	354,604	531,906	886,510	0.009%

(*)	For 3 years: 2014, 2015 and 2016.Subject to continued service, with the exceptions provided for in the plan regulations, and to compliance with the terms and conditions stipulated for the second cycle.

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Accrual of the deferred remuneration is conditional upon continued service of the beneficiary at the Santander Group and to the absence, in the judgment of the board of directors, at the proposal of the appointments and remuneration committee, of any of the following circumstances during the year prior to each of the deliveries: (i) an inadequate financial performance by the Group; (ii) non-compliance by the beneficiary with internal rules, particularly with regard to risk prevention; (iii) a material restatement of the Group’s financial statements, except if such restatement is made pursuant to a change in accounting rules, or (iv) significant changes in the Group’s capital or risk profile.

The board of directors, at the proposal of the appointments and remuneration committee, and as a function of the level of delivery of the above stipulations, shall determine the specific amount of deferred compensation to be paid in each instance.

If the above-listed requirements are met on each anniversary, the beneficiaries will be provided their cash and shares, in thirds, within the 30 days following the first, second and third anniversary.

On the occasion of each delivery of shares and cash and, therefore, subject to the same requirements, the beneficiary will be paid a sum in cash equal to the dividends paid in respect of the deferred share portion of the annual bonus and the interest accrued on the deferred cash portion of the annual bonus, in both instances from the start date until the date on which the shares and cash are paid in each case. In the case of the scrip dividend programme (Santander Dividendo Elección), the price paid shall be that offered by the Bank for the bonus share rights corresponding to the shares in question.

The beneficiaries receiving shares may not sell them or hedge their value directly or indirectly for one year from when they are delivered. Nor may the beneficiaries hedge their shares, directly or indirectly, before they receive them.

A.4	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities:

Does not apply, as there are no owners of significant shareholdings, as indicated in section A.2 above.

A.5	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities:

Does not apply, as there are no owners of significant shareholdings, as indicated in section A.2 above.

A.6	Indicate whether any shareholders’ agreements have been notified to the company pursuant to Article 112 of the Securities Market Act (Ley del Mercado de Valores). Provide a brief description and list the shareholders bound by the agreement, as applicable:

YES  ☒             NO  ☐

In February 2006, three directors, together with other shareholders of the Bank, entered into a shareholder agreement that was notified to the Bank and to the Spanish Securities Markets Commission (“CNMV”). The document witnessing the aforementioned agreement was filed at both the CNMV Registry and the Cantabria Mercantile Registry.

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The agreement, which was signed by Emilio Botín-Sanz de Sautuola y García de los Ríos, Ana Patricia Botín-Sanz de Sautuola y O’Shea, Emilio Botín-Sanz de Sautuola y O’Shea, Francisco Javier Botín-Sanz de Sautuola y O’Shea, Simancas, S.A., Puente San Miguel, S.A. Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal, provides for the syndication of the Bank shares held by the signatories to the agreement or whose voting rights have been granted to them.

The aim pursued by virtue of the syndication agreement, the restrictions established on the free transferability of the shares and the regulated exercise of the voting rights inherent thereto is to ensure, at all times, the concerted representation and actions of the syndicate members as shareholders of the Bank, for the purpose of developing a lasting, stable common policy and an effective, unitary presence and representation in the Bank’s corporate bodies.

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.430% of share capital at 2012 year-end). In addition, as established in clause one of the shareholders’ agreement, the syndication extended, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them. Accordingly, at 31 December 2012, a further 34,885,821 shares (0.338% of share capital) were included in the syndicate.

At any given time, the chairman of the syndicate is the person then presiding over the Marcelino Botín Foundation, currently Emilio Botín Sanz de Sautuola y García de los Ríos.

The members of the syndicate undertake to syndicate and pool the voting and other political rights attaching to the syndicated shares, so that these rights may be exercised and, in general, the syndicate members heading the Bank may act in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation, necessarily unitary, issued by the syndicate, and, for this purpose, the representation of these shares is attributed to the chairman of the syndicate as the common representative of its members.

Except for transactions carried out in favour of other members of the syndicate or in favour of the Marcelino Botín Foundation, prior authorisation must be granted from the syndicate assembly, which may freely approve or refuse permission for the planned transfer.

Banco Santander informed the CNMV on 3 August and 19 November 2012, by means of the pertinent significant event filings, that it had been officially notified of amendments to this shareholder agreement in respect of the persons subscribing to it. Its composition is currently the following:

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Shares covered by the shareholder agreement

The agreement encompasses a total of 79,282,334 Bank shares (0.768% of its share capital as of year-end 2012), broken down as follows:

Parties to the shareholder agreement	No. of shares syndicated
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	6,365,296
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	13,207,720
Mr Emilio Botín-Sanz de Sautuola y O’Shea (2)	13,567,504
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (3)	16,279,089
Ms Paloma Botín-Sanz de Sautuola y O’Shea (4)	7,811,706
Ms Carmen Botín-Sanz de Sautuola y O’Shea	8,622,491
Puente San Miguel, S.A.	3,275,605
Latimer Inversiones, S.L. (5)	553,508
Cronje, S.L., Unipersonal	4,024,136
Nueva Azil, S.L.	5,575,279

Total	79,282,334

(1)	7,971,625 shares held indirectly through Bafimar, S.L.
(2)	3,024,727 shares held indirectly through Leugim Bridge, S.L. and 1,500,000 shares indirectly through Jardín Histórico Puente San Miguel, S.A., the latter being 100%-owned by the former.
(3)	4,652,747 shares held indirectly through Inversiones Zulú, S.L. and 6,794,391 shares indirectly through Apecaño, S.L
(4)	6,628,291 shares held indirectly through Bright Sky 2012, S.L.
(5)	Bare ownership (ownership without usufruct) of 553,508 shares corresponds to Fundación Marcelino Botín, but the voting rights are assigned to Latimer Inversiones, S.L. as their beneficial owner.

In all other respects, the agreement is unchanged with respect to that signed in February 2006.

The abovementioned significant event notices are available to the public on the Group’s corporate website (www.santander.com).

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:

YES  ☒             NO  ☐

Described above.

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year.

Described above.

A.7	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company pursuant to Article 4 of the Securities Market Act (Ley del Mercado de Valores). If so, identify:

None.

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A.8	Complete the following tables on the company’s treasury shares:

At year end:

Number of direct shares	Number of indirect shares (*)	% of total share capital
9,718,267	39,175,336	0.474%

(*)	Through (see next table):

Name or corporate name of the direct owner of the ownership interest	Number of direct shares
Banco Español de Crédito, S.A.	1,075,336
Pereda Gestión, S.A.	38,100,000

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Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007:

Date notified	Total number of direct shares acquired	Total number of indirect shares acquired	% of total share capital
20/01/2012	48,904,678	44,230,954	1.047%
29/02/2012	30,067,901	62,878,927	1.024%
29/03/2012	47,753,151	44,160,573	1.016%
10/04/2012	3,942,121	89,490,273	1.425%
07/05/2012	12,430,553	83,804,809	1.060%
30/05/2012	16,215,328	78,655,770	1.012%
09/07/2012	11,894,706	89,849,490	1.075%
16/07/2012	2,006,826	96,766,295	1.025%
06/08/2012	16,934,132	89,923,968	1.111%
06/09/2012	6,224,497	97,710,944	1.055%
09/10/2012	27,927,704	91,254,129	1.204%
24/10/2012	26,011,607	111,091,986	1.358%
13/11/2012	9,363,633	106,383,517	1.121%

Pursuant to Article 40 of Royal Decree 1362/2007, the Spanish Securities Markets Commission (CNMV) is notified of the percentage of voting rights held by the Bank when it acquired, in one or more transactions, treasury stock exceeding 1% of voting rights since the last treasury share notification.

(In EUR thousand)
Gain/(loss) from treasury stock transactions during the year	85,334	(*)

(*)	The after-tax net profit generated by trading in shares issued by the Bank in 2012 (a profit of EUR 85,334 thousand) was recognised in equity.

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A.9	Give details of the applicable conditions and time periods governing any resolutions of the general shareholders’ meeting authorising the board of directors to acquire and/or transfer treasury shares.

The authorisation for the treasury stock transactions completed in 2012 was provided by resolution no. 5 adopted at the general shareholders’ meeting held on 11 June 2010, which stipulates the following:

“I)	To deprive of effect, to the extent of the unused amount, the authorization granted by the shareholders acting at the ordinary General Shareholders’ Meeting of 19 June 2009 for the derivative acquisition of shares of the Bank by the Bank and the Subsidiaries comprising the Group.

II)	To grant express authorization for the Bank and the subsidiaries comprising the Group to acquire shares representing the capital stock of the Bank for any valuable consideration permitted by law, within the limits of and subject to any legal requirements, up to a maximum limit – including the shares they already hold – of a number of shares equivalent to 10 percent of the capital stock existing at any given time, or to such greater percentage as may be established by law during the effectiveness of this authorization, which shares shall be fully paid-in, at a minimum price per share equal to the par value and a maximum price of up to 3 percent over the last listing price for transactions in which the Bank does not act for its own account on the electronic market of the Spanish stock exchanges (including the market for block trades) prior to the acquisition in question. This authorisation can only be exercised within 18 months from the date on which the general shareholders’ meeting is held. The authorisation includes the acquisition of shares, if any, that must be conveyed directly to the employees and directors of the Bank, or that must be conveyed as a result of the exercise of the options they hold.”

Treasury stock policy

The Bank’s board of directors, at its meeting on 11 June 2010 following the general shareholders’ meeting of 2010, unanimously approved the following regulation of the treasury stock policy:

“1. Transactions involving the purchase and sale of treasury stock by the company or other companies dominated by it will conform, in the first place, to the provisions established by current ruling and by the resolutions of the general shareholders’ meeting in such respect.

2. Treasury stock trading will be used to:

a.	Provide liquidity or a supply of securities, as appropriate, in the market where the Bank’s shares are traded, giving depth to such market and minimising any potential temporary imbalances between supply and demand.

b.	Take advantage, to the benefit of shareholders as a whole, of situations of share price weakness in relation to medium-term performance.

3. Treasury stock trading will be undertaken by the department of investments and holdings, as a separate isolated area protected by the respective Chinese walls, so as not to have any insider or material information at its disposal.

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In order to know the market situation of the Bank’s shares, such department may collect data from the market members it considers appropriate, although ordinary trades in the continuous market should only be executed through one of such members, reporting such fact to the CNMV.

No other Group unit will undertake treasury stock trading, the only exception being that stated in paragraph 9 below.

4. Treasury stock trading will be subject to the following general rules:

a)	It will not be motivated by a proposal to participate in the free formation of prices.

b)	It may not take place if the unit responsible for executing the trade is in possession of insider or material information.

c)	Where applicable, the execution will be permitted of share repurchase and acquisition programmes to cover Bank or Group obligations arising from stock option plans, the handing-over of shares or other similar plans, or the issuing of securities convertible into or exchangeable for shares.

5. Orders to buy should be made at a price not higher than the greater of the following two:

• The price of the last trade carried out in the market by independent persons.

• The highest price contained in a buy order of the orders book.

Orders to sell should be made at a price not lower than the lesser of the following two:

• The price of the last trade carried out in the market by independent persons.

• The lowest price contained in a buy order of the orders book.

6. As a general rule, treasury stock operations will not exceed 25% of the traded volume of the Bank’s shares on the continuous market.

In exceptional circumstances, such limit may be exceeded. In such case, the Investment and Holdings Department should inform such situation at the next meeting of the executive committee.

7. Treasury stock trading operations should adhere to the following time limits:

a)	During the adjustment period, the marking of price tendencies by buy or sell orders shall be avoided.

b)	All trading operations involving treasury stock will be carried out during normal trading hours, except for exceptional operations in line with any of the cases envisaged for carrying out special operations.

8. The rules contained in paragraphs 3 (paragraph two), 5, 6 and 7 above will not be applicable to treasury stock operations undertaken on the block trading market.

9. As envisaged in paragraph 3, Group units other than the department of investments and holdings may acquire treasury stock in the implementation of market risk hedging activity or when providing brokerage or hedging for customers. The rules contained in paragraphs 2, 4 (subparagraph c), 5, 6 and 7 above will not be applicable to such activities.

10. The executive committee will receive regular information on treasury stock activity.

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Furthermore, whenever trades of certain volume or other characteristics are proposed, and in any event, if they affect more than 0.5% of the share capital, the head of such department should consult the chairman or the managing director.

For their part, directors verify in every meeting of the board of directors that the requirements have been fulfilled for the acquisition of treasury shares established in Article 75.3 of the Spanish Companies Act(1), pursuant to the new wording provided in Law 3/2009”.

In any event, treasury stock transactions may not be used to ward off a takeover bid.

A.10	Indicate, as applicable, any restrictions imposed by law or the bylaws on exercising voting rights, as well as any legal restrictions on the acquisition or transfer of ownership interests in the share capital:

Indicate whether there are any legal restrictions on exercising voting rights:

YES  ☐             NO  ☒

Maximum percentage of legal restrictions on voting rights a shareholder can exercise	Not applicable

Indicate whether there are any restrictions included in the bylaws on exercising voting rights:

YES  ☐             NO  ☒

Maximum percentage of restrictions under the company’s bylaws on voting rights a shareholder can exercise	Not applicable

There are no bylaw restrictions on the exercise of voting rights as such.

The first paragraph of Article 26.1 of the Bank Bylaws stipulates the following:

“The holders of any number of shares registered in their name in the respective book entry registry five days prior to the date on which the general shareholders’ meeting is to be held and who are current in the payment of capital calls shall be entitled to attend general shareholders’ meetings.”

The internal regulations of the Bank do not provide exceptions to the one-vote-per-share rule.

The first paragraph of Article 35.2 of the Bylaws stipulates:

“The attendees at the general shareholders’ meeting shall have one vote for each share which they hold or represent. Non-voting shares shall carry voting rights in the specific cases laid down in the Spanish Corporate Enterprises Act (Ley de Sociedades de Capital).”

(1)	Now Article 146.3 of the Spanish Corporate Enterprises Act.

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Indicate if there are any legal restrictions on the acquisition or transfer of share capital:

YES  ☒             NO  ☐

Description of legal restrictions on the acquisition or transfer of share capital

There are no bylaw-stipulated restrictions on the transfer of shares.

However, Articles 57 and 58 of Law 26/1988, of 29 July, on Discipline and Intervention of Credit Institutions provide that any acquisition of a significant ownership interest in a credit institution must be previously notified to the Bank of Spain.

In certain circumstances the Bank of Spain has a right to object to the acquisition planned.

A.11	Indicate whether the general shareholders’ meeting has agreed to take neutralisation measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007

YES  ☐             NO  ☒

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B COMPANY MANAGEMENT STRUCTURE

B.1	BOARD OF DIRECTORS

B.1.1	List the maximum and minimum number of directors included in the bylaws:

Maximum number of directors	22
Minimum number of directors	14

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B.1.2	Complete the following table with board members’ details:

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	N/A	Chairman	04/07/1960	30/03/2012	Annual general shareholders’ meeting
Mr Fernando de Asúa Álvarez	N/A	First vice chairman	17/04/1999	11/06/2010	Annual general shareholders’ meeting
Mr Alfredo Sáenz Abad	N/A	Second vice chairman	11/07/1994	11/06/2010	Annual general shareholders’ meeting
Mr Matías Rodríguez Inciarte	N/A	Third vice chairman	07/10/1988	30/03/2012	Annual general shareholders’ meeting
Mr Manuel Soto Serrano	N/A	Fourth vice chairman	17/04/1999	30/03/2012	Annual general shareholders’ meeting
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	N/A	Member	04/02/1989	17/06/2011	Annual general shareholders’ meeting
Mr Javier Botín-Sanz de Sautuola y O’Shea	N/A	Member	25/07/2004	11/06/2010	Annual general shareholders’ meeting
Lord Burns (Terence)	N/A	Member	20/12/2004	17/06/2011	Annual general shareholders’ meeting
Mr Vittorio Corbo Lioi	N/A	Member	22/07/2011	30/03/2012	Annual general shareholders’ meeting
Mr Guillermo de la Dehesa Romero	N/A	Member	24/06/2002	19/06/2009	Annual general shareholders’ meeting
Mr Rodrigo Echenique Gordillo	N/A	Member	07/10/1988	17/06/2011	Annual general shareholders’ meeting
Ms Esther Giménez-Salinas i Colomer	N/A	Member	30/03/2012	30/03/2012	Annual general shareholders’ meeting
Mr Ángel Jado Becerro de Bengoa	N/A	Member	11/06/2010	11/06/2010	Annual general shareholders’ meeting
Mr Abel Matutes Juan	N/A	Member	24/06/2002	19/06/2009	Annual general shareholders’ meeting
Mr Juan Rodríguez Inciarte	N/A	Member	28/01/2008	30/03/2012	Annual general shareholders’ meeting
Ms Isabel Tocino Biscarolasaga	N/A	Member	26/03/2007	11/06/2010	Annual general shareholders’ meeting

Representative: N/A: Not applicable.

Total number of directors	16

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The Bank considers the current size and composition of the board to be appropriate in light of the size, complexity and geographical diversity of the Group.

The appointments and remuneration committee, at a meeting held on 17 February 2012, proposed the appointment of Ms Esther Giménez-Salinas i Colomer as external independent director. At that same meeting, it was proposed to ratify the appointment and re-election of Mr Vittorio Corbo Lioi, classified as an external director that is neither proprietary nor independent. Furthermore, and in all instances analysing the performance of their duties, it was proposed to re-elect Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr Matías Rodríguez Inciarte, Mr Juan Rodríguez Inciarte and Mr Manuel Soto Serrano, the first three of which in their capacity as executive directors and the fourth in his capacity as independent director.

The appointments and remuneration committee’s various resolutions were ratified by the board of directors on 20 February 2012 and at the annual general shareholders’ meeting on 30 March 2012.

In addition, this committee proposed the appointments of Ms Isabel Tocino Biscarolasaga and Mr Manuel Soto Serrano as members of the risk committee at its meeting of 15 March 2012. These appointments were ratified by the board of directors on 30 March 2012.

Indicate any board members who left during the period:

Name or corporate name of director	Status of the director at the time	Leaving date
Mr Antonio Basagoiti García-Tuñón	Other external director	30/03/2012
Mr Antonio Escámez Torres	External independent director	30/03/2012
Mr Francisco Luzón López	Executive director	23/01/2012
Mr Luis Alberto Salazar-Simpson Bos	External independent director	30/03/2012

B.1.3	Complete the following tables on board members and their respective categories:

Executive directors(*)

Pursuant to the provisions of Article 6.2 a) of the Rules and Regulations of the Board, executive directors shall be deemed to be the chairman, the managing director(s), and all other directors who perform management duties within the Bank or the Group and do not limit their activity to the duties of supervision and collective decision-making falling upon the directors, including, in all events, those directors who, through the delegation of their powers, stable proxy-granting, or a contractual, employment or services relationship with the Bank other than that inherent in their mere capacity as directors, have any decision-making capacity in connection with any part of the business of the Bank or the Group. Therefore, the following are executive directors of the Bank:

(*)	As of the date of this report, the definitions of executive director, proprietary director and independent director for the purposes of annual corporate governance reports required under article 61.7 of the Securities Market Act (Ley del Mercado de Valores) in the wording provided by Law 2/2011 have yet to be established.

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Name or corporate name of director	Committee proposing appointment	Post held in the company
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	Appointments and remuneration	Executive chairman
Mr Alfredo Sáenz Abad	Appointments and remuneration	Second vice chairman and chief executive officer
Mr Matías Rodríguez Inciarte	Appointments and remuneration	Third vice chairman and head of risk
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Appointments and remuneration	Chief executive officer of Santander UK plc
Mr Juan Rodríguez Inciarte	Appointments and remuneration	Executive vice president in charge of strategy

Total number of executive directors	5
% of the board	31.25%

EXTERNAL PROPRIETARY DIRECTOR

Since 2002, the criterion followed by the appointments and remuneration committee and the board of directors as a necessary but not sufficient condition for designation or consideration as an external proprietary director – as expressly stipulated in Article 6.2. b) of the Rules and Regulations of the Board – is the holding of at least 1% of the Bank’s share capital. This threshold has been determined by the Bank availing of its powers of self-regulation and does not coincide with that established in Article 243.1 of the Spanish Corporate Enterprises Act (Ley de Sociedades de Capital) (see section A.2 above). The Bank understands that this threshold – a director shareholding of 1% or higher – is the right level for classifying directors as proprietary directors. Article 243.1 of the Spanish Corporate Enterprises Act (Ley de Sociedades de Capital) is used to determine the shareholding needed to have the legal right to appoint a director under the system of proportional representation.

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The board of directors, taking into consideration the circumstances of each case, and the prior report from the appointments and remuneration committee, considers the following directors to be external proprietary directors:

Name or corporate name of director	Committee proposing appointment	Name or corporate name of significant shareholder represented or proposing appointment (1)
Mr Javier Botín-Sanz de Sautuola y O’Shea	Appointments and remuneration	Fundación Marcelino Botín, Bafimar, S.L., Cronje,
S.L., Puente San Miguel, S.A., Inversiones Zulú,
S.L. Latimer Inversiones, S.L., Jardín Histórico
Puente San Miguel, S.A., Nueva Azil, S.L.,
Leugim Bridge, S.L., Apecaño, S.L., Bright Sky
2012, S.L., Mr Emilio Botín-Sanz de Sautuola y
García de los Ríos, Ms Ana Patricia Botín-Sanz de
Sautuola y O’Shea, Mr Emilio Botín-Sanz de
Sautuola y O’Shea, Ms Carmen Botín-Sanz de
Sautuola y O’Shea, Ms Paloma Botín-Sanz de
Sautuola y O’Shea, Mr Jaime Botín-Sanz de
Sautuola y García de los Ríos, Mr Jorge Botín-
Sanz de Sautuola Ríos, Mr Francisco Javier Botín-
Sanz de Sautuola Ríos, Ms Marta Botín-Sanz de
Sautuola Ríos and his own interest.

(1)	Signi Significant shareholder: As indicated in section A.2 above, there are no significant shareholders.

Total number of proprietary directors	1
% of the board	6.25%

EXTERNAL INDEPENDENT DIRECTORS

The board of directors deems that all directors are independent directors, a classification that is based on the solvency, integrity and professionalism of each director and not on compliance with certain requirements.

However, Article 6.2.c of the Rules and Regulations of the board incorporates the definition of independent director established in the Unified Code.

Article 6.2.c) of the Rules and Regulations of the Board

“External or non-executive directors are considered those who have been appointed based on their personal or professional status and who perform duties not conditioned by relationships with the company, or with the significant shareholders or management thereof shall be considered independent directors.

In no event may there be a classification as independent directors of those who:

i)	Have been employees or executive directors of the Group’s companies, except after the passage of 3 or 5 years, respectively, since the cessation of such relationship.

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ii)	Receive from the Bank, or from another Group company, any amount or benefit for something other than director compensation, unless it is immaterial.

For purposes of the provisions of this sub-section, neither dividends nor pension supplements that a director receives by reason of the director’s prior professional or employment relationship shall be taken into account, provided that such supplements are unconditional and therefore, the Bank paying them may not suspend, modify or revoke the accrual thereof without breaching its obligations.

iii)	Are, or have been during the preceding 3 years, a partner of the external auditor or the party responsible for auditing the Bank or any other Group company during such a period.

iv)	Are executive directors or senior managers of another company in which an executive director or senior manager of the Bank is an external director.

v)	Maintain, or have maintained during the last year, a significant business relationship with the Bank or with any Group company, whether in their own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such relationship.

Business relationships shall be considered the relationships of a provider of goods or services, including financial services, and those of an adviser or consultant.

vi)	Are significant shareholders, executive directors or senior managers of an entity that receives, or has received during the preceding three years, significant donations from the Bank or the Group.

Those who are merely members of the board of a foundation that receives donations shall not be considered included in this item.

vii)	Are spouses, persons connected by a similar relationship of affection, or relatives to the second degree of an executive director or senior manager of the Bank.

viii)	Have not been proposed, whether for appointment or for renewal, by the appointments and remuneration committee.

ix)	Are, as regards a significant shareholder or shareholder represented on the board, in one of the circumstances set forth in items i), v), vi) or vii) of this sub-section 2(c). In the event of a kinship relationship set forth in item (vii), the limitation shall apply not only with respect to the shareholder, but also with respect to the related proprietary directors thereof in the affiliated company.”

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In view of this definition, and taking into consideration the circumstances of each case and the prior notification of the appointments and remuneration committee, the board considers the following board members to be external independent directors:

Name or corporate name of director	Committee proposing appointment	Profile (*)

Mr Fernando de Asúa Álvarez	Appointments and remuneration

Born in 1932 in Madrid. Became a member of the board in 1999. Degree in Economics and Information Technology, post-graduate in Business Administration and Mathematics.

Other relevant positions: formerly chairman of IBM Spain where he is currently honorary chairman. Non-executive director of Técnicas Reunidas, S.A.

Mr Manuel Soto Serrano	Appointments and remuneration

Born in Madrid in 1940. Became a member of the board in 1999. Degree in Economics and Business Administration.

Other relevant positions: non-executive board member of Cartera Industrial REA, S.A. He has also served as non-executive vice-chairman of Indra Sistemas, S.A., chairman of the Global Board of Arthur Andersen and Director of Europe, Middle East, India and Africa (EMEIA) of the same firm.

Mr Guillermo de la Dehesa Romero	Appointments and remuneration

Born in Madrid in 1941. He became a member of the Board in 2002. Government Commercial Expert and Economist and office manager at the Bank of Spain (on sabbatical leave).

Main activity: international adviser for Goldman Sachs International.

Other relevant positions: former secretary of state for the Economy, general secretary of Commerce, chief executive officer of Banco Pastor, S.A. He is currently non-executive vice-chairman of Amadeus IT Holding, S.A., a non-executive director of Campofrío Food Group, S.A. and of Grupo Empresarial San José, S.A., chairman of the Centre for Economic Policy Research (CEPR) of London, a member of the Group of Thirty in Washington, chairman of the board of IE Business School. He is also non-executive chairman of Aviva Grupo Corporativo, S.L. and Aviva Vida y Pensiones, S.A.

(*)	Unless otherwise indicated, the main activity of the directors listed in this section is that carried out at the Bank.

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Mr Rodrigo Echenique Gordillo	Appointments and remuneration

Born in Madrid in 1946. Became a member of the board in 1988. Degree in Law and Economics.

Other relevant positions: former chief executive officer of Banco Santander, S.A. (1988-1994). He is currently non-executive chairman of NH Hoteles, S.A. and non-executive director of Vocento, S.A.

Ms Esther Giménez-Salinas i Colomer	Appointments and remuneration

Born in Barcelona in 1949. She was appointed director at the Bank’s annual general shareholders’ meeting of 30 March 2012. She holds a PhD in Law.

Main activity: Criminal Law Professor in ESADE-URL’s Law Department.

Other relevant positions: she has served as rector at Ramon Llull University, member of the General Council of the Spanish Judiciary, member of the permanent committee of the Conference of Spanish University Rectors (CRUE) and managing director of the Centre of Legal Studies in the Law Department of the Catalan regional government.

Mr Ángel Jado Becerro de Bengoa	Appointments and remuneration

Born in Santander in 1945. Became a member of the board in 2010. Degree in Law.

Other relevant positions: former director of Banco Santander from 1972 to 1999. Since 2001, director of Banco Banif, S.A.

Mr Abel Matutes Juan	Appointments and remuneration

Born in Ibiza in 1941. Became a member of the board in 2002. Degree in Law and Economics.

Main activity: chairman of Grupo de Empresas Matutes.

Other relevant positions: He has been Minister of Foreign Affairs, and EU Commissioner, holding the positions of Credit and Investment, Financial Engineering and Policy for Small and Medium-Sized Companies (1989), North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989), and Transport, Energy and Supply Agency for Euroatom (1993).

Ms Isabel Tocino Biscarolasaga	Appointments and remuneration

Born in Santander in 1949. Became a member of the board in 2007. PhD in Law. She has completed graduate studies in business administration at IESE and Harvard.

Main activity: Professor at the Complutense University of Madrid.

Other relevant positions: former Spanish Minister for the Environment, former chairwoman of the European Affairs and of the Foreign Affairs Committees of Spanish Congress and former chairwoman for Spain and Portugal and former vice-chairwoman for Europe of Siebel Systems. At present, she is also an elected member of the Spanish State Council and a member of the Royal Academy of Doctorates.

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Total number of Independent directors	8
% of the board	50.00%

OTHER EXTERNAL DIRECTORS

Name or corporate name of director	Committee proposing appointment
Lord Burns (Terence)	Appointments and remuneration
Mr Vittorio Corbo Lioi	Appointments and remuneration

Total number of other external directors	2
% of the board	12.50%

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Lord Burns is an external non-proprietary director. As he currently receives remuneration in his capacity as non-executive chairman of Santander UK plc, the board of directors deems, based on a report by the appointments and remuneration committee, that he cannot be classified as an independent director.

Mr Vittorio Corbo Lioi is in a similar position as he is paid for the provision of professional services to the Group other than the management and supervisory duties intrinsic to his position as board member. He is also paid for serving on the boards of Grupo Financiero Santander México and Banco Santander Chile, acting additionally as advisor to the latter.

List any changes in the category of each director which have occurred during the year:

Name or corporate name of director	Date of change	Previous category	Current category
—	—	—	—

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B.1.4	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:

Name or corporate name of the shareholder	Reason
Mr Javier Botín-Sanz de Sautuola y O’Shea	The criteria for appointing external proprietary directors representing shareholders who hold less than 5% of the capital have been described in section B.1.3.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained.

YES   ☐                     NO  ☒

No formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors have been received.

B.1.5	Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:

Name of director	Reasons for resignation
Mr Francisco Luzón López	See below

Mr Francisco Luzón López sent a letter notifying his decision to take voluntary early retirement, renouncing his positions as managing director and head of the Americas division, stepping down in parallel as board member, all of which with effect from 23 January 2012. Account of this letter was given at the board meeting held that same day.

In addition, on the occasion of the annual general shareholders’ meeting held on 30 March 2012, upon completion of their respective terms of office, Mr Antonio Basagoiti García-Tuñón, Mr Antonio Escámez Torres and Mr Luis Alberto Salazar-Simpson Bos ceased to hold office as directors.

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B.1.6	Indicate what powers, if any, have been delegated to the chief executive officer/s.

Name or corporate name of director	Brief description
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	Executive chairman
Mr Alfredo Sáenz Abad	Chief executive officer

The executive chairman and the chief executive officer, without prejudice to the statutory status of the hierarchical superiority in the Bank of the chairman, have been delegated the same powers as follows:

All the powers of the board of directors, except for those not delegable by law and those listed below, classified as not delegable in the Rules and Regulations of the Board:

“a)	Approval of the general policies and strategies of the Bank, particularly:

(i)	Strategic plans, management targets and annual budget;

(ii)	Dividend and treasury stock policy;

(iii)	General risk management policy;

(iv)	Corporate governance policy;

(v)	Corporate social responsibility policy.

b)	Approval of the policies for the provision of information to and for communication with the shareholders, the markets and the public opinion. The board assumes the duty to provide the markets with prompt, accurate and reliable information, especially in connection with the shareholding structure, any substantial amendments to the rules of governance, related party transactions of particular importance and treasury stock.

c)	Approval of the financial information that the Bank must make public on a periodic basis.

d)	Approval of transactions entailing the acquisition and disposition of substantial assets of the Bank and major corporate transactions, unless such approval must be given by the shareholders at a general shareholders’ meeting, pursuant to the provisions of Article 20 of the Bylaws.

e)	Approval, within the framework of the provisions of Article 58 of the Bylaws, of the remuneration to which each director is entitled.

f)	Approval of the contracts governing the performance by directors of duties other than those of a mere director and the compensation to which they are entitled for the performance of such duties, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as mere members of the board.

g)	The appointment, remuneration and, if applicable, removal of the members of the senior management, as well as the definition of the basic terms of their contracts Approval of their remuneration and that of any other members not part of senior management with significant remuneration, particular variable remuneration, and whose activities may have a significant impact on the assumption of risks by the Group.

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h)	Control of management activities and evaluation of managers

i)	Authorisation for the creation of or acquisition of shareholdings in special purpose vehicles or entities domiciled in countries or territories that are considered tax havens.

j)	And all others specifically provided for in these rules and regulations.”

B.1.7	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

The directors who are managers or directors of other Group companies are:

Name or corporate name of director	Name or corporate name of the group	Post
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos

Santander Investment, S.A.

Portal Universia, S.A.

Portal Universia Portugal, Prestação de Serviços de Informática, S.A.

Universia México, S.A. de C.V.

Portal Universia Argentina S.A.

Universia Colombia, S.A.

Universia Perú, S.A.

Universia Puerto Rico, Inc.

Universia Holding, S.L.

Universia Brasil, S.A.

Bansalud, S.L.

Chairman (*) Chairman (*) Chairman (*) Chairman (*) Honorary chairman Chairman (*) Chairman (*) Chairman (*) Chairman (*) Chairman (*) Chairman (*)

Mr Alfredo Sáenz Abad	Banco Banif, S.A. Santander Investment, S.A. Santander Private Banking, S.p.A.	Chairman (*) Vice chairman (*) Chairman (*)

Mr Matías Rodríguez Inciarte	Banco Español de Crédito, S.A. Santander Seguros y Reaseguros Compañía Aseguradora, S.A. U.C.I., S.A. Banco Santander Totta, S.A. Santander Totta, SGPS, S.A.	Director (*) Director (*) Chairman (*) Chairman (*) Chairman (*)

Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Santander UK plc Ingeniería de Software Bancario, S.L. Santander Investment, S.A. Alliance & Leicester plc	Chief executive officer Chairman (*) Director (*) Director

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Lord Burns (Terence)	Santander UK plc Santander UK Foundation Limited	Chairman (*) Director (*)

Mr Vittorio Corbo Lioi

Banco Santander Chile, S.A.

Grupo Financiero Santander México, S.A.B. de C.V.

Banco Santander (México), S.A.

Casa de Bolsa Santander, S.A. de C.V.,

Santander Consumo, S.A. de C.V., Sofom,e.r.

Santander Hipotecario, S.A. de C.V., Sofom,e.r.

Director (*) Director (*) Director (*) Director (*) Director (*) Director (*)

Mr Rodrigo Echenique Gordillo	Banco Banif, S.A. Santander Investment, S.A. Allfunds Bank, S.A. Banco Santander International Santander Private Real Estate Advisory, S.A. Universia Holding, S.L.	Second vice chairman (*) Director (*) Chairman (*) Director (*) Chairman (*) Director (*)

Ms Esther Giménez-Salinas i Colomer	Portal Universia, S.A.	Director (*)

Mr Ángel Jado Becerro de Bengoa	Banco Banif, S.A. Cartera Mobiliaria, S.A., SICAV	Director (*) Director (*)

Mr Juan Rodríguez Inciarte	Santander UK plc Santander Consumer Finance, S.A. Banco Banif, S.A. Vista Capital de Expansión, S.A. SGECR.	Vice chairman (*) Director (*) Director (*) Director (*)

(*)	Non-executive.

For the purpose of this table, the concept of Group under Article 4 of the Securities Market Act (Ley del Mercado de Valores) is used.

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B.1.8	List any company board members who likewise sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Details relating to the type of position held by the Bank’s directors are included.

Name or corporate name of director	Name of listed company	Post
Mr Fernando de Asúa Álvarez	Técnicas Reunidas, S.A.	External vice chairman
Mr Matías Rodríguez Inciarte	Financiera Ponferrada, S.A., SICAV	External director
Mr Manuel Soto Serrano	Cartera Industrial REA, S.A.	External director
Mr Guillermo de la Dehesa Romero	Campofrío Food Group, S.A. Amadeus IT Holding, S.A. Grupo Empresarial San José, S.A	External director External vice chairman External director
Mr Rodrigo Echenique Gordillo	NH Hoteles, S.A. Vocento, S.A.	Non-executive chairman External director

For the purpose of this table, the concept of Group under Article 4 of the Securities Market Act (Ley del Mercado de Valores) is used.

B.1.9	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:

YES  ☒                      NO  ☐

Explanation of the rules

The maximum number of boards to which directors may belong, as stipulated in Article 30 of the Rules and Regulations of the Board, shall be governed by the provisions of Law 31/1968, of 27 July.

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B.1.10	In relation with recommendation 8 of the Unified Code, indicate the company’s general policies and strategies that are reserved for approval by the board of directors in plenary session:

	Yes	No
Investment and financing policy	X
Design of the structure of the corporate group	X
Corporate governance policy	X
Corporate social responsibility policy	X
The strategic or business plans, management targets and annual budgets	X
Remuneration and evaluation of senior officers	X
Risk control and management, and the periodic monitoring of internal information and control systems	X
Dividend policy, as well as the policies and limits applying to treasury stock	X

Article 3.2 of the Rules and Regulations of the Board stipulates the following:

“Without prejudice to the foregoing, the policy adopted by the Board consists of delegating the day-to-day management of the Bank to the executive bodies and the management team and focusing its activity on the general supervisory function, assuming and discharging per se, without the power of delegation, the responsibilities entailed in this function and, in particular, those set forth below:

a)	Approval of the general policies and strategies of the Bank, particularly:

(i)	Strategic plans, management targets and annual budget;

(ii)	Dividend and treasury stock policy;

(iii)	General risk management policy;

(iv)	Corporate governance policy;

(v)	Corporate social responsibility policy.

b)	Approval of the policies for the provision of information to and for communication with the shareholders, the markets and the public opinion. The board assumes the duty to provide the markets with prompt, accurate and reliable information, especially in connection with the shareholding structure, any substantial amendments to the rules of governance, related party transactions of particular importance and treasury stock.

c)	Approval of the financial information that the Bank must make public on a periodic basis.

d)	Approval of transactions entailing the acquisition and disposition of substantial assets of the Bank and major corporate transactions, unless such approval must be given by the shareholders at a general shareholders’ meeting, pursuant to the provisions of Article 20 of the Bylaws.

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e)	Approval, within the framework of the provisions of Article 58 of the Bylaws, of the remuneration to which each director is entitled.

f)	Approval of the contracts governing the performance by directors of duties other than those of a mere director and the compensation to which they are entitled for the performance of additional duties, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as mere members of the board.

g)	The appointment, compensation and, if applicable, removal of the members of the senior management, as well as the definition of the basic terms of their contracts. Approval of their remuneration and that of any other members not part of senior management with significant remuneration, particular variable remuneration, and whose activities may have a significant impact on the assumption of risks by the Group.

h)	Control of management activities and evaluation of managers

i)	Authorisation for the creation of or acquisition of shareholdings in special purpose vehicles or entities domiciled in countries or territories that are considered tax havens.

j)	And all others specifically provided for in these rules and regulations.

The powers set forth in paragraphs c), d), e), f), g) and i) may be exercised by the executive committee on an emergency basis, with a subsequent report thereof to the board at the first meeting thereafter held by it.”

B.1.11	Complete the following tables on the aggregate remuneration paid to directors during the year:

Note 5 to the Group’s financial statements and the report on director remuneration policy (which is in the report of the appointments and remunerations committee for 2012, distributed jointly with the annual report of the Santander Group) contains an itemised breakdown of all the forms of remuneration received by all the directors, including that received by executive directors.

However, the information adjusted to the format required under CNMV Circular 4/2007 is as follows:

a)	In the reporting company:

Concept	In EUR thousand
Fixed remuneration	9,952
Variable remuneration(1)	11,395
By-law stipulated compensation (annual allotment)	3,038
Attendance fees	1,309
Others, except life insurance premiums	1,217

TOTAL:	26,911

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Other benefits	In EUR thousand
Advances	—
Loans	6,591
Funds and pension plans: contributions (2)	141,354
Funds and pension plans: obligations	180,681
Life insurance premiums	637
Guarantees issued by the Bank in favour of directors	—

(1)	Maximum amount approved by the board of directors.
(2)	Includes EUR 139,188 thousand related to the initial balance of executive directors in the new pension system, which does not relate to an expense for the Bank in the year. The amount corresponding to ordinary contributions to current directors is EUR 2,166 thousand.

b)	For company directors sitting on other governing bodies and/or holding senior management posts within group companies:

Concept	In EUR thousand
Fixed remuneration	—
Variable remuneration	—
Attendance fees	168
Bylaw-stipulated compensation	120
Other	1,029

TOTAL:	1,317

Other benefits	In EUR thousand
Advances	—
Loans	—
Funds and pension plans: contributions	65,677	(*)
Funds and pension plans: obligations	—
Life insurance premiums	—
Guarantees issued by the Company in favour of directors	—

(*)	Relates to the pension accured by two of Banco Santander’s executive directors for past services rendered at Banesto and does not relate to an expense for the Bank in the year.

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As disclosed in Note 5 to the Santander Group’s 2012 consolidated financial statements, in line with initiatives carried out by the Group to limit risks derived from defined benefit pension obligations with certain employees, which led to an agreement with workers’ representatives to convert the defined benefit obligations arising from collective labour agreements into defined contribution plans, the contracts of the Bank’s executive directors and other senior management have been modified to convert those with defined contribution pension plans into defined benefit pension plans, which have been outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The new system grants executive directors the right to receive a retirement benefit calculated based on the contribution to this system and replaces the right to receive a pension supplement on retirement, as before, excluding expressly all obligations of the Bank to executive directors beyond the conversion of the current system to the new pension system and, as appropriate, the annual contributions to the new system. For executive directors who, prior to conversion to the new system, had elected to receive a pension payment in the form of equity and therefore no long accrue pensions, there are no annual contributions to the new system in subsequent years.

The initial balance for each executive director in the new pension scheme is the market value of the assets for which the provisions for accrued obligations were used at the date of the changeover to the new system. Because of this conversion, the amount of pension supplements to which executive directors were entitled up until the modification of their contracts, shown under “Funds and pension plans: obligations”, must be shown under “Funds and pension plans:contributions”. This does not imply any expect for the Bank for the amount of the contributions.

c)	Total remuneration by type of director:

Type of director	By company	By group
Executives	24,121	42
External proprietary	108	—
External independent	2,365	—
Other external	317	1,275

Total:	26,911	1,317

d)	Remuneration as a percentage of profit attributable to the parent company:

Total remuneration received by directors (in EUR thousand)	28,228
Total remuneration received by directors/profit attributable (*) to parent company (%)	1.280%

(*)	Calculated on the profits attributed to the Group

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B.1.12	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

The most senior management duties of the Bank, under the authority of the Bank’s chairman and the chief executive officer, are vested in the members of the senior management. Therefore, the chairman, the chief executive officer, the other executive directors and the following persons, all of them members of the senior management, form the senior management of the Bank:

Post	Name or corporate name
America	Mr Jesús María Zabalza Lotina
Internal Audit	Mr Juan Guitard Marín
Commercial Banking, Spain	Mr Enrique García Candelas
Global Wholesale Banking	Mr José García Cantera Mr Adolfo Lagos Espinosa Mr Jorge Maortua Ruiz-López
Global Private Banking and Asset Management and Insurance	Mr Javier Marín Romano
Banesto	Mr Francisco Javier San Félix García (*)
Brazil	Mr Marcial Portela Álvarez
Communications, Corporate Marketing and Studies	Mr Juan Manuel Cendoya Méndez de Vigo
United States	Mr Jorge Morán Sánchez Mr Juan Andrés Yanes Luciani
Consumer Finance	Ms Magda Salarich Fernández de Valderrama
Finance and Investor Relations	Mr José Antonio Álvarez Álvarez
Financial Accounting and Control	Mr José Manuel Tejón Borrajo
Human Resources	Mr José Luis Gómez Alciturri
Risk	Mr Javier Peralta de las Heras Mr José María Espí Martínez
Santander UK	Mr José María Nus Badía
Santander Universities	Mr José Antonio Villasante Cerro
General Secretariat	Mr Ignacio Benjumea Cabeza de Vaca Mr César Ortega Gómez
Technology and Operations	Mr José María Fuster van Bendegem

(*)	His position as managing director of Banco Santander has been suspended while he fulfils his current duties as CEO of Banesto

Total remuneration received by senior management (in EUR thousand)	74,110	(*)(**)

(*)	Includes annual remuneration irrespective of the number of months of service on the general management team and excludes remuneration paid to executive directors in their capacity as board members.
(**)	Does not include the remuneration of the CEO of Banesto.

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B.1.13	Identify, in aggregate terms, any indemnity or “golden parachute” clauses that exist for members of the senior management (including executive directors) of the company or of its group in the event of dismissal or changes in control. Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group:

Number of beneficiaries		2
	Board of directors	Annual general shareholders’ meeting
Body authorising clauses	☒

	YES	NO
Is the General Meeting informed of the clauses?	☒

Certain members of the Group’s senior management have contracts recognising their right to severance payments in the event of dismissal not due to voluntary resignation, retirement, disability or a serious breach of their duties. These payments are recognised as pension fund provisions and similar obligations and as a personnel expense only when the relationship between the Bank and the directors is breached before the normal retirement date.

As disclosed in Note 5.c) to the Group’s 2012 consolidated financial statements, the contracts of the Bank’s executive directors and other senior management have been modified to convert their defined contribution pension plans into defined benefit pension plans. As a result of this modification, severance payments payable to 18 members of senior management in the event of dismissal have been eliminated, as disclosed in the 2011 corporate governance report, while 2 directors retain the right to such indemnities as their contracts have not been modified.

B.1.14	Describe the procedures for establishing remuneration for board members and the relevant provisions in the bylaws:

1.	To describe the process to set the compensation of directors, it is necessary to draw a line between the different compensation schemes set forth in the Bylaws and to provide the text of the rules therein established and of the Rules and Regulations of the Board that relevant thereto.

Article 58 of the Bylaws stipulates:

“1.	The directors shall be entitled to receive compensation for performing the duties entrusted to them by reason of their appointment as mere members of the board of directors by the shareholders at a general shareholders’ meeting or by the board itself exercising its power to make interim appointments (co-option) to fill vacancies.

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2.	The compensation referred to in the preceding paragraph shall be paid as a share in profits and bylaw-mandated compensation; and shall have two components: (a) an annual amount and (b) attendance fees. Attendance fees shall be paid in advance on account of the profits for the fiscal year.

The specific amount payable for the above-mentioned items to each of the directors shall be determined by the board of directors. For such purpose, it shall take into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees.

The aggregate amount of the compensation established in this sub-section shall be equal to one percent of the profit of the Bank for the fiscal year, provided, however, that the board may resolve that such percentage be reduced in those years in which it so deems justified.

3.	In addition to the compensation systems set forth in the preceding paragraphs, the directors shall be entitled to receive compensation by means of the delivery of shares or option rights thereon, or by any other compensation system referenced to the value of shares, provided the application of such compensation systems is previously approved by the shareholders at the general shareholders’ meeting. Such resolution shall determine, as the case may be, the number of shares to be delivered, the exercise price of the options, the value of the shares used as a reference and the duration of such compensation system.

4.	Independently of the provisions of the preceding paragraphs, the directors shall also be entitled to receive such other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the appointments and remuneration committee and upon resolution by the board of directors, may be considered appropriate in consideration for the performance of other duties at the Bank, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as members of the board.

5.	The Bank shall take out liability insurance for its directors on such terms as are customary and commensurate with the circumstances of the Bank itself.”

Article 28 of the Rules and Regulations of the Board also stipulates:

“1.	The directors shall be entitled to receive compensation for performing the duties entrusted to them by reason of their appointment as mere members of the board of directors by the shareholders at a general shareholders’ meeting or by the board itself exercising its power to make interim appointments (co-option) to fill vacancies.

2.	The compensation referred to in the preceding paragraph shall be paid as a share in profits and bylaw-mandated compensation; and shall have two components: (a) an annual amount and (b) attendance fees. Attendance fees shall be paid in advance on account of the profits for the fiscal year.

The specific amount payable for the above-mentioned items to each of the directors shall be determined by the board of directors within the limits established in sub-section 2 of Article 58 of the Bylaws and after a proposal of the appointments and remuneration committee. For such purpose, it shall take into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees.

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3.	In addition to the compensation systems set forth in the preceding paragraphs, the directors shall be entitled to receive compensation by means of the delivery of shares or option rights thereon, or by any other compensation system referenced to the value of shares, provided the application of such compensation systems is previously approved by the shareholders at the general shareholders’ meeting. Such resolution shall determine, as the case may be, the number of shares to be delivered, the exercise price of the options, the value of the shares used as a reference and the duration of such compensation system.

4.	Independently of the provisions of the preceding paragraphs, the directors shall also be entitled to receive such other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the appointments and remuneration committee and upon resolution by the board of directors, may be considered appropriate in consideration for the performance of other duties at the Bank, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as members of the board.

5.	The Bank shall maintain civil liability insurance for its directors on such terms as are customary and commensurate with the circumstances of the Bank itself.

6.	The board shall endeavour to ensure that director compensation meets standards of moderation and correspondence to the earnings of the Bank. In particular, it shall endeavour to ensure that the compensation of external directors is sufficient to compensate them for the dedication, qualifications and responsibilities required for the performance of their duties.”

2.	Article 17.4 f) of the Rules and Regulations of the Board includes, among the competencies of the appointments and remuneration committee, the following:

“f) Propose to the board:

(i)	The policy for compensation of directors and the corresponding report, upon the terms of Article 29 of these rules and regulations.

(ii)	The policy for compensation of the members of senior management.

(iii)	The individual compensation of the directors.

(iv)	The individual compensation of the executive directors and, if applicable, external directors, for the performance of duties other than those of a mere director, and other terms of their contracts.

(v)	The basic terms of the contracts and compensation of the members of senior management.

(vi)	Approval of their remuneration and that of any other members not part of senior management with significant remuneration, particular variable remuneration, and whose activities may have a significant impact on the assumption of risks by the Group.

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3.	Based on the foregoing, the remuneration systems for directors and the process to set such compensation are as follows:

(i)	Compensation for acting in the position of director as such.

a.	Joint share in the income for each fiscal year.

The share in the income for the fiscal year, paid to directors as bylaw stipulated fees comprises an annual amount and attendance fees. The amount is set in the Bylaws as 1 percent of the net income of the Bank for the fiscal year, where the directors can agree annually to reduce this percentage. Also funding is first required of all other allocations required by law (for example, allocations to reserves required to comply with the equity rules for credit institutions).

Article 58.2 of the Bank’s current Bylaws establishes with respect to the compensation item that the 1 percent of profit, which in the previous Bylaws related only to the annual amount, is now the total limit for the annual amount and the attendance fees.

Concerning this type of remuneration, at the board meeting held on 17 December 2012, following a proposal of the appointments and remuneration committee, the directors set the bylaw-mandated share of the members of the board as follows:

•	EUR 84,954 for each member of the board of directors.

•	EUR 170,383 to each member of the executive committee.

•	EUR 39,551 to each member of the audit and compliance committee.

•	EUR 23,730 to each member of the appointments and remuneration committee.

•	EUR 28,477 to the first vice-chairman and the fourth vice-chairman.

These amounts are in all instances 15% lower than the sums received by the Bank’s directors drawn from 2011 profits.

In the case of positions that have not been filled for the entire fiscal year, such amounts are paid proportionately.

b.	Attendance fees.

At its meeting of 13 December 2012, the appointments and remuneration committee made a proposal to the board in respect of the amount of the fees payable for attending board meetings and those of its committees from 1 January 2013. This proposal did not include the executive committee, for which there are no attendance fees. The board approved the proposal of the appointments and remuneration committee at its meeting on 17 December 2012.

The amounts are those indicated below:

•	Board: EUR 2,540 for resident directors and EUR 2,057 for non-resident directors.

•	Committees:

(i)	Resident directors: risk committee and audit and compliance committee: EUR 1,650; other committees (excluding executive committees): EUR 1,270; and

(ii)	Non-resident directors: EUR 1,335 for the risk committee and the audit and compliance committee and EUR 1,028 for other committees (excluding the executive committee).

These amounts are the same as those being received since 2008.

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(ii)	Compensation for the performance of duties in the Bank other than the duties of director.

Pursuant to Article 58.4 of the Bylaws and Article 28.4 of the Rules and Regulations of the Board, director compensation may be considered appropriate in consideration for the performance of other duties at the Bank, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as directors.

The various components of this compensation (salaries, incentives, bonuses, pensions, insurance and retirement benefits), are approved by the board of directors at the proposal of the appointments and remuneration committee.

These items are detailed in note 5 to the Group’s financial statements. They are also contained in the appointments and remuneration committee report.

(iii)	Compensation linked to the Bank’s shares.

Decisions regarding the application of share-based payment schemes (meaning compensation schemes entailing the delivery of shares or rights over shares and any other remuneration system tied to the value of the shares) correspond under law and the bylaws to the shareholders in general shareholders’ meeting, on the basis of resolutions tabled by the board of directors, in turn on the basis of reports by the appointments and remuneration committee.

The Group’s policy states that only the executive directors can be beneficiaries of share-based payment schemes.

The share-based executive director compensation approved at the annual general shareholders’ meeting of 30 March 2012 is described below:

Second cycle of the deferred and conditional variable remuneration plan

The idea underpinning the second cycle of the deferred and conditional variable remuneration plan is to defer a portion of the bonuses accrued by executive directors in 2012 over a three-year period, payable, as warranted, in cash and in Santander shares, subject to delivery of certain conditions (continued service at the Group and bad actor provisions).

The complete text of this general shareholders’ meeting resolution can be found on the Group’s website (www.santander.com).

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Indicate whether the board has reserved for plenary approval the following decisions:

	YES	NO
At the proposal of the company’s most senior executive, the appointment and removal of senior officers, and their compensation clauses.	☒

Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.	☒

Article 3.2 of the Rules and Regulations of the Board

“Without prejudice to the foregoing, the policy adopted by the Board consists of delegating the day-to-day management of the Bank to the executive bodies and the management team and focusing its activity on the general supervisory function, assuming and discharging per se, without the power of delegation, the responsibilities entailed in this function and, in particular, those set forth below:

(…)

e)	Approval, within the framework of the provisions of Article 58 of the Bylaws, of the remuneration to which each director is entitled.

f)	Approval of the contracts governing the performance by directors of duties other than those of a mere director and the compensation to which they are entitled for the performance of additional duties, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as mere members of the board.

g)	The appointment, remuneration and, if applicable, removal of the members of the senior management, as well as the definition of the basic terms of their contracts Approval of their remuneration and that of any other members not part of senior management with significant remuneration, particular variable remuneration, and whose activities may have a significant impact on the assumption of risks by the Group.

(…)

The powers set forth in paragraphs c),(d), e), f),(g) and i) may be exercised by the executive committee on an emergency basis, with a subsequent report thereof to the board at the first meeting thereafter held by it.”

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B.1.15	Indicate whether the board of directors approves a detailed remuneration policy and specify the points included:

YES  ☒             NO  ☐

	Yes	No
The amount of the fixed components, itemised where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to	☒

Variable components	☒

The main characteristics of pension systems, including an estimate of their amount of annual equivalent cost	☒

The conditions that the contracts of Executive directors exercising executive functions shall respect	☒

The company bylaws (article 59) state that the board of directors shall prepare a report on director compensation policy. This report must detail the criteria and principles used by this governing body to determine the compensation due to its members for the last and current fiscal year, making this report available to the shareholders when the annual general shareholders’ meeting is called and submitting the report to an advisory vote at said meeting as a separate agenda item.

The abovementioned report for 2011 was included in the annual general shareholders’ meeting of 30 March 12 as a separate item on the agenda and submitted to an advisory vote, receiving 88.371% of votes in favour.

Article 59.1 of the Bylaws

“Every year, the board of directors shall approve a report on director compensation policy which must include complete, clear and comprehensible information regarding: (i) the overall summary of application of the said policy during the prior year, including the breakdown of the compensation accrued individually by each director during the period of reference; (ii) the policy approved by the board for the year in progress; and (iii) any policy items contemplated for the year ahead. This report must be provided to the Bank’s shareholders in conjunction with the call to the annual general shareholders’ meeting at which it must be put to advisory vote as a separate agenda item. The contents of the report shall be governed by the provisions of the rules and regulations of the board.”

Article 29 of the Rules and Regulations of the Board

“1. Report on director compensation policy

a)	Every year, the board of directors shall approve a report on director compensation policy which must include complete, clear and comprehensible information regarding: (i) the summarised application of the said policy during the prior year, including the breakdown of the compensation accrued individually by each director during the period of reference; (ii) the policy approved by the board for the year in progress; and (iii) any policy items contemplated for the year ahead. This report must be provided to the Bank’s shareholders in conjunction with the call to the annual general shareholders’ meeting at which it must be put to advisory vote as a separate agenda item.

b)	The report shall provide an explanation of the changes in compensation to the directors for the performance of their duties of supervision and collective decision-making.

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c)	The report shall also contain a separate presentation regarding the policy of compensation for executive directors for duties other than those contemplated in the preceding paragraph, which shall cover at least the following items:

(i)	Changes in fixed compensation accompanied by an estimate of the approximate overall amount thereof.

(ii)	Reference parameters and the basis for any short- or long-term variable compensation system (annual or multi-year bonuses or incentives).

(iii)	Preliminary estimate of the absolute amount of variable compensation to which the proposed compensation plan will give rise.

(iv)	Significance of variable compensation relative to fixed compensation and deferred variable compensation in relation to total variable compensation.

(v)	Standards of reference for the accrual of compensation based on the delivery of shares, stock options or compensation linked to share prices.

(vi)	Main features of the benefit systems (supplemental pensions, life insurance and similar items) with an estimate of the amount thereof or equivalent annual cost.

(vii)	Terms of the contracts of the executive directors (duration, prior notice periods, hiring bonuses, compensation for termination of the contract and any other terms).

Information shall also be provided regarding the compensation, if any, to be paid to the external directors for duties other than the duties of a mere director.

d)	The report shall also disclose the most significant changes in the compensation policy approved for the current fiscal year as compared to the policy applied during the prior fiscal year, and shall include an overall summary of how such compensation policy was put into effect during such fiscal year.

e)	The report shall also provide information regarding the preparatory work and the decision-making process followed to establish the director compensation policy, including the duties, the composition of the appointments and remuneration committee and, if applicable, the identity of the external advisors whose services have been used to determine the compensation policy.

f)	The report on compensation policy shall be publicly disclosed through the Bank’s website no later than the date of the call to the ordinary general shareholders’ meeting.

g)	In the report regarding compensation policy made public in accordance with the provisions of the preceding paragraph, the board shall exclude those items whose disclosure might be prejudicial to the Bank’s interests.

2. Annual report

In the annual report, the board shall set forth, on an individual basis, the compensation received by each director, specifying the amounts corresponding to each compensation item. It shall also set forth therein, on an individual basis and for each item of compensation, the compensation payable, pursuant to Articles 49 and 58.4 of the bylaws, for the performance of executive duties entrusted to the executive directors of the Bank.

Furthermore, the report shall provide, in the form of a table or diagram, a comparison between the changes in aggregate compensation for all of the executive directors during the last fiscal year, differentiating those amounts received for the performance of their duties of supervision and collective decision-making as members of the board and those corresponding to other duties that they perform as members of the board, and the changes in the Group’s consolidated results and the listing price of the Bank’s shares during the same period.”

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B.1.16	Indicate whether the board submits a report on the directors’ remuneration policy to the advisory vote of the general shareholders’ meeting, as a separate point on the agenda. Explain the points of the report regarding the remuneration policy as approved by the board for forthcoming years, the most significant departures in those policies with respect to that applied during the year in question and a global summary of how the remuneration policy was applied during the year. Describe the role played by the remuneration committee and whether external consultancy services have been procured, including the identity of the external consultants.

YES  ☒             NO  ☐

Issues covered in the remuneration policy report

Articles 59.1 of the Bylaws and 29.1. a) of the Rules and Regulations of the Board, transcribed above, state that the board must approve a report on the compensation policy each year, detailing the principles and criteria used to determine director pay. This report must be provided to the Bank’s shareholders in conjunction with the call to the annual general shareholders’ meeting at which it must be put to advisory vote as a separate agenda item.

The report on director compensation policy in 2012 will also be published this year as part of the report issued by the appointments and remuneration committee and will be put to an advisory vote at the next general shareholders’ meeting, scheduled for 21 and 22 March at first and second call, respectively.

In this report, there is, as specified in article 29.1 of the Rules and Regulations of the Board, an individual breakdown of all compensation items of directors in 2012 that provides an overview of the application of the compensation policy for members of the board of directors in said year.

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Role of the appointments and remuneration committee and external advisers

Appointments and remuneration committee

The appointments and remuneration committee proposes director remuneration policy, setting it out in the corresponding report.

The idea is to submit the report on director compensation in 2012 to the board for approval at a meeting of the latter scheduled for 18 February 2013, and to submit it at the 2013 annual general shareholders’ meeting as a separate agenda item for advisory vote.

External advisers

In taking all their respective decisions, the appointments and remuneration committee and the board were able to check the key figures against those of comparable markets and institutions, in terms of the Group’s size, characteristics and activities. The appointments and remuneration committee and the board of directors engaged Towers Watson to provide it with market information and consultancy services in designing the Group’s compensation policy and in preparing the report on compensation policy for the board of directors.

	Yes	No
Have external consultancy firms been used?	☒
Identity of external consultants	Towers Watson

B.1.17	List any board members who are likewise members of the boards of directors, or executives or employees of companies that own significant holdings in the listed company and/or group companies:

As previously indicated (section A.2. of this report), the Bank does not know of any shareholder with a significant ownership interest.

Name or corporate name of director	Name or corporate name of significant shareholder	Post
—	—	—

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the board of directors with significant shareholders and/or their group companies:

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Name or corporate name of the director	Name or corporate name of the significant shareholder (*)	Description of relationship
Mr Javier Botín-Sanz de Sautuola y O’Shea	Fundación Marcelino Botín, Bafimar, S.L., Cronje, S.L., Puente San Miguel, S.A., Inversiones Zulú, S.L. Latimer Inversiones, S.L., Jardín Histórico Puente San Miguel, S.A., Nueva Azil, S.L., Leugim Bridge, S.L., Apecaño, S.L., Bright Sky 2012, S.L., Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr Emilio Botín-Sanz de Sautuola y O’Shea, Ms Carmen Botín-Sanz de Sautuola y O’Shea, Ms Paloma Botín-Sanz de Sautuola y O’Shea, Mr Jaime Botín-Sanz de Sautuola y García de los Ríos, Mr Jorge Botín-Sanz de Sautuola Ríos, Mr Francisco Javier Botín-Sanz de Sautuola Ríos, Ms Marta Botín-Sanz de Sautuola Ríos and his own interest.	Representation on the board of directors of the shareholdings of those persons detailed in the previous column.

(*)	Significant shareholder: As indicated in section A.2 above, there are no significant shareholders.

B.1.18	Indicate whether any changes have been made to the regulations of the board of directors during the year:

YES  ☐            NO   ☒

Description of amendments

—

B.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

The most significant regulations governing the procedures, criteria and competent bodies for the nomination, re-election and renewal of directors are contained in various provisions of the Spanish Corporate Enterprises Act (articles 211 to 215, 221 to 224, 243 and 244), the Regulations of the Mercantile Registry (143 to 145), the Bank’s bylaws (articles 20.2. (i), 41, 42, 55 and 56) and the rules and regulations of the board (articles 6, 7, 17 and 21 to 25). The legislation governing credit institutions is also applicable.

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Following is a description of the most relevant features of the framework resulting from all the aforementioned provisions:

•	Number of directors.

The Bylaws (Article 41.1) state that the maximum number of directors shall be 22 and the minimum shall be 14, where the specific number shall be determined by the annual general shareholders’ meeting. The board of the Bank is presently composed of 16 directors, a number the institution considers suitable for ensuring proper representation and the effective operation of the board, thus fulfilling the provisions of the Rules and Regulations of the Board.

•	Power to appoint directors.

Responsibility for the nomination and re-election of directors lies with the general shareholders’ meeting. Nevertheless, in the event that directors vacate their office during the term for which they were appointed, the board of directors may provisionally designate another director until the shareholders, at the earliest subsequent general shareholders’ meeting, either confirm or revoke this appointment.

•	Appointment requisites and restrictions.

It is not necessary to be a shareholder in order to be appointed a director, except when this is legally required in the event of appointment by the board by co-option, as mentioned above. The following persons may not hold directorships: minors who are not emancipated, legally disabled persons, persons considered incapacitated in accordance with the Bankruptcy Law (Ley Concursal) during the period of incapacitation by firm ruling for crimes against liberty, property the social and economic order, collective security or the administration of justice, and crimes of deception, as well as those which based on their position would entail a bar on holding the directorship. Other persons ineligible for directorships are government employees who discharge functions related to the companies’ specific activities, judges or magistrates, or others affected by a legal incompatibility. Directors must be persons of renowned commercial and professional integrity, competence and solvency.

There is no age limit for directors. In addition, a majority of the members of the board must possess sufficient knowledge and experience in the area in which the Company carries out its activities. The board of directors understands that it is not advisable to limit, as a general recommendation, the mandate of the board of directors. This decision is left, in each case, to the shareholders.

In the selection of who should be appointed to the position of director, it will be expected that this person will be recognised for their business and professional honourability, competence and solvency, paying special attention, if applicable, to the relevance of their percentage share ownership in the equity of the Bank.

If a director is a body corporate, the natural person representative thereof is subject to compliance with the same requirements as established for natural person directors.

All persons designated as directors must formally agree to fulfil the obligations and duties of their position upon taking office.

•	Proportional system.

Shares pooled to form an amount of share capital equal to or greater than that which results from dividing the total share capital by the number of board members will carry entitlement to designate, on the legally-stipulated terms, a proportionate number of directors, disregarding fractions.

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•	Term of office.

The term of office of a director is three years, although directors can be re-elected. The directors who have been designated by interim appointment (co-option) to fill vacancies may be ratified in their position at the first general shareholders’ meeting that is held following such designation, in which case they shall vacate office on the date on which their predecessor would have vacated office.

•	Vacation of office or removal.

Directors shall cease to hold office when the term for which they were appointed elapses, unless they are re-elected, when the general shareholders’ meeting so resolves, or when they resign or place their office at the disposal of the board.

Directors must place their office at the disposal of the board and tender the related notice of resignation if the board, after receiving the report of the appointments and remuneration committee, should deem this appropriate, in those cases in which the directors might have an adverse effect on the functioning of the board or on the Bank’s credibility and reputation and, in particular, when they are subject to any incompatibility or prohibition provided for by law that would bar them from holding office.

Furthermore, the directors must, at their earliest convenience, notify the board of any circumstances which might jeopardise the Bank’s credibility and reputation and, in particular, of any lawsuits in which they are involved as accused parties.

Lastly, the Rules and Regulations of the board specifically provide that non-executive proprietary directors must tender their resignations, in the appropriate number, when the shareholder they represent disposes of, or significantly reduces, its ownership interest.

•	Procedure.

The proposals for appointment, re-election and ratification of directors that the board of directors submits for shareholder consideration at the annual general shareholders’ meeting, as well as the decisions adopted by the board of directors regarding appointments by co-option shall be preceded by the corresponding proposal made by the appointments and remuneration committee.

Should the board disregard the proposal made by said committee, it shall substantiate such decision and record the reasons therefore in the minutes.

Directors affected by proposals for appointment, re-election, ratification, removal, separation or withdrawal from office shall abstain from attending at and participating in the debate and voting of the board of directors and of the appointments and remuneration committee.

•	Criteria applied by the board of directors and the appointments and remuneration committee.

Considering the set of applicable regulations, the recommendations resulting from the Spanish reports on corporate governance and the present situation of the Bank and its Group, the appointments and remuneration committee and the board of directors have been applying the following criteria to the processes for the appointment, confirmation and re-election of directors and to the preparation of proposals for that purpose:

a.	First, attention is given to limitations resulting from legal prohibitions and incompatibilities, and from positive requirements (experience, solvency…) applicable to bank directors in Spain.

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b.	Having complied with these restrictions, a balanced composition of the board of directors is sought. To that effect:

(i)	A broad majority of external or non-executive directors is sought, but leaving room for an adequate number of executive directors. Currently five of the 16 directors are executive directors.

(ii)	A significant participation of independent directors is sought among the external directors (presently eight out of 11 external directors), but at the same time, a board of directors representing a significant percentage of the company’s capital is sought (at 31 December 2012, the directors represented 1.922% of the company’s share capital, and one director is currently a proprietary director).

At any rate, and in accordance with the Bylaws (Article 42.1) and the Rules and Regulations of the Board (Article 6.1), the board of directors shall endeavour to ensure that the external or non-executive directors represent a wide majority over the executive directors and that the former include a reasonable number of independent directors as is currently the case, with external independent directors representing 50% of the board seats.

(iii)	In addition to the foregoing, special importance is given to the experience of directors in all aspects of their professional life, both in public and private sectors, as well as their professional performance in the various geographical areas in which the Group operates.

c.	Together with the above general criteria, an evaluation of the work and effective dedication of the director during the director’s term in office is specifically taken into account in the re-election or confirmation thereof.

•	Procedure for the succession of the chairman and the managing director.

Planning for the succession of the main administrators is a key element of good governance within the Bank, in order to ensure an orderly transition in its leadership at all times.

In this regard, Article 24 of the Rules and Regulations of the Board states that:

“In the cases of withdrawal, announcement of renunciation or resignation, disability or death of the members of the board of directors or its committees or withdrawal, announcement of renunciation or resignation of the chairman of the board of directors or of the managing director or directors, as well as from other positions on such bodies, at the request of the chairman of the board of directors or in his absence at the request of the highest-ranking vice chairman, the appointments and remuneration committee will be convened in order for such committee to examine and organise the process of succession or replacement in an orderly manner and to present the corresponding proposal to the board of directors. Such proposal shall be communicated to the executive committee and subsequently submitted to the board of directors at the following meeting scheduled to be held by the board’s annual calendar of meetings or at such extraordinary meeting as may be called if deemed necessary.”

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Article 44.2 of the Bylaws provides rules for interim replacements (applicable in the event of absence or impossibility to act or illness) to carry out the duties of the chairman of the board in the absence of the vice chairmen.

On a yearly basis the board determines the number order in relation to the length of service of the directors. As such, at its meeting on 30 March 2012 the board unanimously agreed, for the interim exercising of the duties of chairman in the absence of vice chairmen, to assign the following order of precedence to the current directors:

1)	Mr Rodrigo Echenique Gordillo

2)	Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

3)	Mr Guillermo de la Dehesa Romero

4)	Mr Abel Matutes Juan

5)	Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea

6)	Lord Burns

7)	Ms Isabel Tocino Biscarolasaga

8)	Mr Juan Rodríguez Inciarte

9)	Mr Ángel Jado Becerro de Bengoa

10)	Mr Vittorio Corbo Lioi

11)	Ms Esther Giménez-Salinas i Colomer

Article 44.2 of the Bylaws

“The vice chairman or vice chairmen, in the established numerical sequence, and in their absence, the appropriate director according to a numerical sequence established by the board of directors, shall replace the chairman in the event of absence or impossibility to act or illness.”

•	Self-assessment

The self-assessment exercise, carried out as in the previous years with the assistance of Spencer Stuart, and consisting of questionnaires and personal interviews with the directors, also included, in line with recommendation in the Unified Code and the Rules and Regulations of the Board, a special section for the individual evaluation of the chairman, of the chief executive officer and other directors.

B.1.20	Indicate the cases in which directors must resign.

The Bylaws (Article 56.2) and the Rules and Regulations of the Board (Article 23.2) stipulate directors shall tender their resignation to the board of directors and formally resign from their position if the board, upon the prior report of the appointments and remuneration committee, deems it appropriate, in those cases that might adversely affect the operation of the board or the credit and reputation of the Bank and, particularly, when they are prevented by any legal prohibition against or incompatibility with holding such office.

As such, the Rules and Regulations of the Board (Article 23.3) stipulates that proprietary directors must submit their resignations, in the corresponding numbers, when the shareholder that they represent parts with its shareholdings or reduces them in a significant manner.

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Article 56.2 of the Bylaws

“Directors must tender their resignation to the board of directors and formally resign from their position if the board of directors, following a report from the appointments and remuneration committee, deems it fit, in those cases in which they may adversely affect the operation of the board or the credit or reputation of the Bank and, in particular, when they are involved in any of the circumstances of incompatibility or prohibition provided by law.”

Article 23.2 and 3 of the Rules and Regulations of the Board

“2. Directors must tender their resignation to the board of directors and formally resign from their position if the board of directors, following a report from the appointments and remuneration committee, deems it fit, in those cases in which they may adversely affect the operation of the board or the credit or reputation of the Bank and, in particular, when they are involved in any of the circumstances of incompatibility or prohibition provided by law.

3. In addition, proprietary directors must submit their resignations, in the corresponding numbers, when the shareholder that they represent parts with its shareholdings or reduces them in a significant manner.”

B.1.21	Indicate whether the duties of chief executive officer fall upon the Chairman of the board of directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

YES  ☒              NO  ☐

Measures for reducing risk

Pursuant to Article 48.1 of the Bylaws “The chairman of the board of directors shall have the status of executive chairman of the Bank and shall be considered as the highest executive in the Bank, vested with such powers as are required to hold office in such capacity. Considering his particular status, the executive chairman shall have the following powers and duties, among others set forth in these bylaws or in the rules and regulations of the board:

a)	To ensure that the bylaws are fully complied with and that the resolutions adopted at the general shareholders’ meeting and by the board of directors are duly carried out.

b)	To be responsible for the overall inspection of the Bank and all services thereof.

c)	To hold discussions with the managing director and the general managers in order to inform himself of the progress of the business.”

However, it is important to remember that the structure of all the individual and collective bodies of the board is set up so as to allow a balanced interaction between then, including the chairman. The following aspects are of particular relevance:

1.	The board of directors and its committees (as detailed in section B.2 of this report) have a supervisory and monitoring role over the actions of the chairman and the chief executive officer.

2.	The first vice chairman, who is an external independent director, presides over the appointments and remuneration committee and acts as a co-ordinator for the external directors.

3.	The powers vested in the managing director are equal to those vested in the chairman, as has been indicated above (section B.1.6), excluding in both cases those exclusively reserved for the board.

4.	The managing director is in charge of the daily management of the various business lines and reports to the chairman.

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Indicate, and, if necessary, explain whether rules have been established that enable any of the independent directors to convene board meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the board of directors.

YES  ☒              NO  ☐

Explanation of the rules

All the directors are empowered to call for the convening of a board meeting and the chairman is obliged to accept the call if the request comes from at least three directors.

Further, pursuant to article 246.2 of the Spanish Corporate Enterprises Act, directors accounting for at least one third of the board of directors may call for a meeting of the board of directors if the chairman has failed to call for a meeting without justified cause, following a request to do so. In such circumstance, the directors shall set forth the agenda in the call for the meeting, which must be held in the city of the registered office of the Bank.

Lastly, any board member may request the inclusion of new items on the agenda to be submitted to the board by the chairman, pursuant to Article 46.1 and 2 of the Bylaws and 19.2 and 3 of the Rules and Regulations of the Board.

Article 46.1 and 2 of the Bylaws

46.1

“The board shall meet with the frequency required for the proper performance of its duties, and shall be called to meeting by the chairman. The chairman shall call board meetings on his own initiative or at the request of at least three directors.”

46.2

“The agenda shall be approved by the board at the meeting itself. Any member of the board may propose the inclusion of any other item not included in the draft agenda proposed by the chairman to the board.”

Article 19.2 and 3 of the Rules and Regulations of the Board:

19.2

“The board shall approve the annual calendar for its meetings, which must be held with the frequency needed to effectively perform its duties, with a minimum of nine meetings. In addition, the board of directors will meet whenever the chairman so wishes to call a meeting, or at the request of at least three directors.

(…)”

19.3

“The agenda shall be approved by the board at the meeting itself. Any member of the board may propose the inclusion of any other item not included in the draft agenda proposed by the chairman to the board.”

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Pursuant to Article 9 of the Rules and Regulations of the Board, the vice-chairman, or, if there is more than one, one of them, must be an independent director and act as the co-ordinator of directors in this category and the remainder of external directors.

Further, the appointments and remuneration committee, chaired by an independent director (Article 17.3 of the Rules and Regulations of the Board) shall be responsible for informing the board of the process of evaluation of the board, its committees and of individual directors (Article 17.4.m) of the Rules and Regulations of the Board). The scope of the evaluation shall include the operations of the board and its committees, the quality of their work and the individual performance of the directors, including the chairman and the chief executive officer(s) (Article 19.7 of the Rules and Regulations of the Board).

Article 9 (third paragraph) of the Rules and Regulations of the Board:

“The vice-chairman, or, if there is more than one, one of them, must be an independent director and act as the co-ordinator of directors in this category and the remainder of external directors.”

Article 17.3 of the Rules and Regulations of the Board:

“The appointments and remuneration committee must in all events be presided over by an independent director.”

Article 17.4 of the Rules and Regulations of the Board:

“The appointments and remuneration committee shall have the following duties:

(…)

m) Report on the process of evaluation of the board and of the members thereof.

Article 19.7 of the Rules and Regulations of the Board:

“The operation of the board and of the committees thereof, the quality of its work, and the individual performance of its members, including the chairman and the managing director or directors, shall be evaluated once a year.”

B.1.22	Are qualified majorities, other than legal majorities, required for any type of decisions?:

YES  ☐             NO  ☒

Describe how resolutions are adopted by the board of directors and specify, at least, the minimum attendance quorum and the type of majority for adopting resolutions:

Adopting resolutions

Description of resolution	Quorum	Type of majority

Article 47.5 (entry one) of the Bylaws stipulates the following:

“Except in those cases in which a greater majority is specifically required pursuant to a provision of the law, the bylaws or the rules and regulations of the board, resolutions shall be adopted by an absolute majority of the directors present in person or by proxy. The chairman shall have a tie-breaking vote.”

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Article 20.6 of the Rules and Regulations of the Board likewise stipulates the following:

“Except in those cases in which a greater majority is specifically required under the provisions of law, the Bylaws or the rules and regulations of the board, resolutions shall be adopted by an absolute majority of the directors present in person or by proxy.” The chairman shall have a tie-breaking vote.”

Greater majorities, in accordance with Article 249.3 of the Spanish Corporate Enterprises Act (Ley de Sociedades de Capital), are required for resolutions relating to the appointment of the chairman of the board of directors, as provided in Article 48.3 of the Bylaws and Articles 6.2.a and 8.1 of the Rules and Regulations of the Board, those relating to the appointment of the director or directors to whom delegated powers are entrusted, to the permanent delegation of powers to the Executive committee and to the appointment of the members thereof, as provided in Articles 49.2, 51.2 and 52.4 of the Bylaws, and 10.2, 14.3 and 4 and 15.2 of the Rules and Regulations of the Board.

Said rules establish the following:

Article 48.3 of the Bylaws:

“The chairman shall be appointed to hold office for an indefinite period and shall require the favourable vote of two-thirds of the members of the board.”

Article 49.2 of the Bylaws:

“The assignment to the chairman and to any other member of the board of executive standing powers, either general or relating to an specific sector, other than the supervisory and collective decision-making powers inherent in the position of director may be made by organic delegation, by means of general powers of attorney or through other types of agreements and shall be approved by a two-thirds majority of the board. The members of the board to whom such powers are delegated shall be deemed to be executive directors.

The resolution whereby such powers are assigned or delegated shall define the scope of the powers granted to the executive director, the compensation to be received, and all other terms and conditions of the relationship, which shall be included in the respective contract.”

Article 51.2 of the Bylaws:

“Any permanent delegation of powers to the executive committee and all resolutions adopted for the appointment of its members shall require the favourable vote of not less than two-thirds of the members of the board of directors.”

Article 52.4 of the Bylaws:

“The delegation of powers to the risk committee and the resolutions appointing the members thereof shall require the affirmative vote of not less than two-thirds of the members of the board.”

Article 6.2 a) of the Rules and Regulations of the Board:

“The following shall be considered executive directors: the chairman, the managing director(s), and all other directors who perform management duties within the Bank or the Group and do not limit their activity to the duties of supervision and collective decision-making falling upon the directors, including, in all events, those directors who, through the delegation of their powers, stable proxy-granting, or a contractual, employment or services relationship with the Bank other than that inherent in their mere capacity as directors, have any decision-making capacity in connection with any part of the business of the Bank or the Group.”

Article 8.1 of the Rules and Regulations of the Board:

“The chairman of the board of directors shall be chosen from amongst the members of this management decision-making body, shall have the status of executive chairman of the Bank and shall be deemed to hold the highest-ranking position in the Bank. Accordingly, there shall be delegated to him all such powers as may be delegated pursuant to the provisions of law, the Bylaws and these rules and regulations, and he shall have the duty to lead the management team of the Bank, at all times in accordance with the decisions made and the standards established by the shareholders at the general shareholders’ meeting and by the board of directors, each within their respective spheres of action.”

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Article 10.2 of the Rules and Regulations of the Board:

“The assignment to the chairman or to the managing director or managing directors and to any other member of the board of executive standing powers, either general or relating to a specific sector, other than the supervisory and collective decision-making powers inherent in the position of director, may be made by organic delegation, by means of general powers of attorney or through other types of agreements, and shall be approved by a two-thirds majority of the board. The members of the board to whom such powers are delegated shall be deemed to be executive directors.

The resolution whereby such powers are assigned or delegated shall define the scope of the powers granted to the executive director, the compensation to be received, and all other terms and conditions of the relationship, which shall be included in the respective contract.”

Article 14.3 and 4 of the Rules and Regulations of the Board:

“3.	Any permanent delegation of powers to the executive committee and all resolutions adopted for the appointment of its members shall require the favourable vote of not less than two-thirds of the members of the board of directors.

4.	The permanent delegation of powers by the board of directors to the executive committee shall include all of the powers of the board, except for those which cannot legally be delegated or which may not be delegated pursuant to the provisions of the bylaws or of these rules and regulations.”

Article 15.2 of the Rules and Regulations of the Board:

“The delegation of powers to the risk committee and the resolutions appointing the members thereof shall require the affirmative vote of not less than two-thirds of the members of the board.”

The minimum quorum is defined in Article 47.1 of the Bylaws and Article 20.1 of the Rules and Regulations of the Board.

Article 47.1 of the Bylaws:

“1. Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy.”

Article 20.1 of the Rules and Regulations of the Board:

“Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy. The directors shall endeavour to ensure that absences are reduced to cases of absolute necessity.”

B.1.23	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed chairman.

YES  ☐             NO  ☒

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B.1.24	Indicate whether the chairman has the casting vote:

YES  ☒             NO  ☐

Business to which the casting vote applies

According to Article 47.5 of the Bylaws and Article 20.6 of the Rules and Regulations of the Board, the chairman has the casting vote to settle tied votes.

Article 47.5 of the Bylaws:

“Except in those cases in which a greater majority is specifically required pursuant to a provision of the law, the bylaws or the rules and regulations of the board, resolutions shall be adopted by an absolute majority of the directors present in person or by proxy. The chairman shall have a tie-breaking vote.”

Article 20.6 of the Rules and Regulations of the Board:

“Except in those cases in which a greater majority is specifically required under the provisions of law, the Bylaws or the rules and regulations of the board, resolutions shall be adopted by an absolute majority of the directors present in person or by proxy. The chairman shall have a tie-breaking vote.”

B.1.25	Indicate whether the bylaws or the regulations of the board of directors set any age limit for directors:

YES    ☐              NO    ☒

Age limit for the Chairman —

Age limit for the CEO —                                                                                           Age limit for directors —

B.1.26	Indicate whether the bylaws or the regulations of the board of directors set a limited term of office for independent directors:

YES  ☐             NO  ☒

Maximum number of years in office	—

The board of directors did not deem it prudent to incorporate Recommendation 29 of the Unified Code. This limits the maximum number of years in office for an independent director to 12 years. The board would then have to do without the contributions, qualifications and experience of those independent directors, considered in the best interests of the Bank, or deprive them of their status as independent, even though their continued service does not warrant such.

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The board of directors attaches great value to the experience of its directors, for which reason it does not deem it advisable to limit their terms of office as a general recommendation. This decision must be left in each case to the annual general shareholders’ meeting.

In any event, at year-end 2012, the average length of service on the board of directors for external independent directors was 10.2 years.

B.1.27	If there are few or no female directors, explain the reasons and describe the initiatives adopted to remedy this situation.

Explanation of reasons and initiatives

This does not apply since there are several female directors sitting on the board of directors.

Currently the board of directors of Banco Santander contains three women out of a total of 16 members (two out of 19 as of 31 December 2011), representing 18.8% of the total, (10.5% as of 31 December 2011) which compares favourably with female board representation at other listed European companies.

In particular, indicate whether the appointments and remuneration committee has established procedures to ensure that selection processes are not subject to implicit basis hindering the selection of female directors and the deliberately search for female candidates who meet the required profile.

YES  ☒              NO  ☐

Indicate the main procedures

The selection procedure for directors followed by Banco Santander does not contain any specific slant which would impede the inclusion of women on its board.

The appointments and remuneration committee, in accordance with Article 17.4 a) of the Rules and Regulations of the Board, establishes and reviews the standards to be followed in order to determine the composition of the board and select those persons who are to be put forward as directors.

Among these criteria, and in line with the commitment of the Bank to provide equal opportunities for men and women, both the appointments and remuneration committee and the board of directors are aware of the benefits of appointing women to the board of directors with the necessary abilities, dedication and skills suited to the job.

In this regard, it is worth highlighting that two of the last five additions to the board were female: Ms Isabel Tocino Biscarolasaga (26 March 2007) and Ms Esther Giménez-Salinas (30 March 2012).

It is also worth noting that Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea has been a member of Banco Santander’s board of directors since 1989.

B.1.28	Indicate whether there are any formal processes for granting proxies at board meetings. If so, give brief details.

Article 47 sections 1 and 2 of the Bylaws states:

“1. Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy.

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2. When unable to attend in person, the directors may grant a proxy to another director, for each meeting and in writing, in order that the latter shall represent them at the meeting for all purposes.”

Furthermore, Article 20.1 and 2 of the Rules and Regulations of the Board states that:

“1. Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy. The directors shall endeavour to ensure that absences are reduced to cases of absolute necessity.

2. When directors cannot attend personally, they may grant a proxy to any other director, for each meeting and in writing, in order that the latter shall represent them at the meeting for all purposes. A director may hold more than one proxy. The proxy shall be granted with instructions.”

B.1.29	Indicate the number of board meetings held during the year. Likewise, indicate the number of times, if any, the board has met in the absence of its chairman:

Number of board meetings	11
Number of board meetings held in the absence of its chairman	—

Indicate how many meetings of the various board committees were held during the year:

The meetings held during the year by the various committees of the board, including committees with and without delegated powers, are detailed below:

Number of meetings of the executive committee	59
Number of meetings of the delegated risks committee	98
Number of meetings of the audit and compliance committee	11
Number of meetings of the appointments and remuneration committee	11
Number of meetings of the international committee	1
Number of meetings of the technology, productivity and quality committee	2

B.1.30	Indicate the number of board meetings held during the year without the attendance of all members. Non-attendance should also include proxies granted without specific instructions:

Number of non-attendances by directors during the year	3
% of non-attendances of the total votes cast during the year	2%

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During 2012, there were three cases when a director failed to attend a board meeting. On two of these occasions, the directors did not appoint a proxy from among the other attendees; in the third instance, the absent director appointed a proxy but did not issue specific instructions.

The percentage indicated in the second box (2%) was calculated considering as total votes the maximum number of attendances (i.e. had all the directors attended all the board meetings: 183 attendances).

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Below is an itemised breakdown of attendance at all board and committee meetings during 2012:

Directors	Board	Committees
		Decision-making		Informative
		Executive	Executive and risk	Audit and compliance	Appointments and remuneration	Technology, productivity and quality	International
Average attendance:	98.36%	88.81%	90.20%	97.98%	100.00%	100.00%	100.00%
Individual attendance:
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	11/11	53/59	—	—	—	2/2	1/1
Mr Fernando de Asúa Álvarez	11/11	59/59	97/98	11/11	11/11	2/2	—
Mr Alfredo Sáenz Abad	11/11	56/59	—	—	—	2/2	1/1
Mr Matías Rodríguez Inciarte	11/11	56/59	97/98	—	—	—	—
Mr Manuel Soto Serrano (1)	11/11	—	70/72	11/11	11/11	2/2	—
Mr Antonio Basagoiti García-Tuñón(2)	3/3	15/15	26/26	—	—	1/1	—
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	10/11	39/59	—	—	—	2/2	1/1
Mr Javier Botín-Sanz de Sautuola y O’Shea	10/11	—	—	—	—	—	—
Lord Burns (Terence)	11/11	—	—	—	—	—	—
Mr Vittorio Corbo Lioi	11/11	—	—	—	—	—	—
Mr Guillermo de la Dehesa Romero	11/11	56/59	—	—	11/11	—	1/1
Mr Rodrigo Echenique Gordillo	11/11	46/59	—	10/11	11/11	—	1/1
Ms Esther Giménez-Salinas i Colomer (3)	7/8	—	—	—	—	—	—
Mr Antonio Escámez Torres(2)	3/3	15/15	26/26	—	—	1/1	1/1
Mr Francisco Luzón López (4)	1/1	2/4	—	—	—	—	—
Mr Ángel Jado Becerro de Bengoa	11/11	—	—	—	—	—	—
Mr Abel Matutes Juan	11/11	—	—	11/11	—	—	1/1
Mr Juan Rodríguez Inciarte	11/11	—	60/98	—	—	—	—
Mr Luis Alberto Salazar-Simpson Bos(2)	3/3	—	—	3/3	—	1/1	—
Ms Isabel Tocino Biscarolasaga (1)	11/11	—	66/72	—	11/11	—	—

Note: the denominator refers to the number of meetings held during the annual period in which they served as director or member of the relevant committee

(1)	Member of the risk committee since 30 March 2012.

(2)	Stepped down as board member on 30 March 2012.

(3)	Serves as director since 30 March 2012.

(4)	Stepped down as board member on 23 January 2012.

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On average, each one of the directors has dedicated approximately 61 hours to board meetings. In addition, the members of the executive committee dedicated approximately 295 hours, the members of the risk committee 294 hours, of the audit and compliance committee 55 hours, of the appointments and remuneration committee 33 hours, of the international committee two hours and of the technology, productivity and quality committee four hours.

In accordance with the Rules and Regulations of the Board, any director may attend and participate but not vote at the meetings of any committees of the board of directors of which he or she is not a member, by invitation of the chairman of the board of directors and of the chairman of the respective committee, after having requested such attendance from the chairman of the board. In addition, all members of the board who are not also members of the executive committee may attend the meetings of the latter at least twice a year, for which purpose they shall be called by the chairman.

In 2012, there was regular attendance at executive committee meetings by directors who are not members thereof. Each of the independent external directors who are not members of the executive committee attended 17 meetings (*) on average, and the external proprietary director was present at six meetings out of a total of 59 held that year.

(*) The calculation assumes that the independent directors stayed on for all of 2012

B.1.31	Indicate whether the individual and consolidated financial statements submitted for approval by the board are certified previously:

YES  ☒              NO  ☐

Indicate, if applicable, the person(s) who certified the company’s individual and consolidated financial statements for preparation by the board:

Name	Post
Mr José Manuel Tejón Borrajo	Head of financial accounting and internal control

B.1.32	Explain the mechanisms, if any, established by the board of directors to prevent the individual and consolidated financial statements it prepares from being submitted to the general shareholders’ meeting with a qualified audit report.

The mechanisms adopted for such purpose (contemplated in Article 62.3 of the Bylaws and Articles 16.1, 2, 3 and 4 b), c), e), f), g), h), i), j), k), n) and o) and 35.1 and 5 of the Rules and Regulations of the Board) can be summarised as follows:

•	Strict processes for gathering the data necessary for the financial statements and for the preparation thereof by the services of the Bank and the Group, all in accordance with legal requirements and generally accepted accounting principles.

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•	Review by the audit and compliance committee of the financial statements prepared by the services of the Bank and of the Group. The audit and compliance committee is a body specialized in this area and comprises solely external directors. This committee serves as the normal channel of communication between the board and the audit firm.

The annual financial statements and management report for 2012, which will be submitted at the 2013 annual general shareholders’ meeting for approval, have been certified by the Head of financial accounting of the Group and the audit and compliance committee at its meeting of 21 January 2013. Having duly reviewed them, the audit committee issued a favourable report prior to authorisation for issue, which was granted by the board at the meeting held on 28 January 2013.

In meetings held on 18 April, 18 July and 15 October 2012 and on 21 January 2013, the audit and compliance committee reported favourably on the financial statements for the three-month periods ended 31 March, 30 June, 30 September and 31 December 2012, respectively. These reports were issued prior to approval of the corresponding financial statements by the board and disclosure to the markets and regulators. In the Group’s unaudited financial reports for the first and third quarters of the year, it is expressly noted that the audit and compliance committee has ensured that the financial information is prepared in accordance with the same principles and practices applied to the annual consolidated financial statements.

The audit and compliance committee has reported favourably on the condensed interim consolidated financial statements for the first and second halves of 2012. These were prepared in accordance with prevailing international accounting principles and rules (specifically IAS 34 Interim Financial Reporting, as adopted by the European Union) and in accordance with Article 12 of Royal Decree 1362/2007.

•	Regular meetings with the auditor, both by the board of directors (twice in 2012) and by the audit and compliance committee. During 2012, the auditor attended the 11 meetings held by the committee, which allowed enough time to unearth any possible differences in the accounting criteria employed.

•	In the event of a discrepancy, when the board believes that its criteria should take precedence, it shall provide a public explanation of the content and scope of the discrepancy.

The relevant sections of the Rules and Regulations of the Board and Bylaws relating to these mechanisms are set forth below:

Article 62.3 of the Bylaws:

“The board of directors shall use its best efforts to prepare the accounts such that there is no room for qualifications by the auditor. However, when the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit and compliance committee, of the content and scope of the discrepancy, and shall also endeavour to ensure that the auditor likewise discloses its considerations in this regard.”

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Articles 16.1, 2, 3 and 4 b), c), d), e), f), g), h), i), j), k), n), and o) of the Rules and Regulations of the Board regarding the audit and compliance committee.

“1.	The audit and compliance committee shall consist of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive, with independent directors having majority representation.

2.	The members of the audit and compliance committee shall be appointed by the board of directors, taking into account the directors’ knowledge, aptitude and experience in the areas of accounting, auditing or risk management.

3.	The audit and compliance committee must in all events be presided over by an independent director, who shall also be knowledgeable about and experienced in matters of accounting, auditing or risk management. The chairman of the audit and compliance committee shall be replaced every four years, and may be re-elected after the passage of one year from the end of his preceding term.

4.	The audit and compliance committee shall have the following duties:

(…)

b)	Propose the appointment of the auditor, as well as the conditions under which such auditor will be hired, the scope of its professional duties and, if applicable, the revocation or non-renewal of its appointment. The committee shall favour the Group’s auditor also assuming responsibility for auditing the companies making up the Group.

c)	Review the accounts of the Bank and the Group, monitor compliance with legal requirements and the proper application of generally accepted accounting principles and report on the proposals for alterations to the accounting principles and standards suggested by management.

d)	Supervise the internal audit services, and particularly:

(i)	Proposing the selection, appointment and withdrawal of the party responsible for internal audit;

(ii)	Reviewing the annual working plan for internal audit and the annual activities report;

(iii)	Ensuring the independence and effectiveness of the internal audit function;

(iv)	Proposing the budget for this service;

(v)	Receiving periodic information regarding the activities thereof; and

(vi)	Verifying that senior management takes into account the conclusions and recommendations of its reports.

e)	Supervising the financial reporting process and internal control systems. In particular, the audit and compliance committee shall:

(i)	Supervise the process of preparing and presenting the mandatory financial information relating to the Bank and the Group and ensuring its integrity, reviewing compliance with regulatory requirements, the proper demarcation of the scope of consolidation and the correct application of accounting standards; and

(ii)	Oversee the effectiveness of the internal control and risk management systems, so that the principal risks are duly identified, managed and disclosed.

(iii)	Discuss with the auditor any significant internal control system weaknesses detected in the course of the audit.

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f)	Report on, review and supervise the risk control policy established in accordance with the provisions of these rules and regulations.

g)	Serve as a channel of communication between the board and the auditor, assess the results of each audit and the response of the management team to its recommendations, and act as a mediator in the event of disagreement between the board and the auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavour to ensure that the statements ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications or reservations in the auditor’s report.

h)	Supervise the fulfilment of the audit contract, endeavouring to ensure that the opinion on the annual financial statements and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

i)	Ensure the independence of the auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provision of such services to the Bank. The annual report shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work.

In any event, the audit and compliance committee shall receive annually from the auditor written confirmation of its independence in relation to the Bank or to entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditor or by persons or entities related thereto, pursuant to the provisions of Law 19/1988, of 12 July, on Audit of Financial Statements2.

In addition, the committee must issue a report expressing its opinion with respect to the independence of its auditor each year prior to issuance of the audit report. This report must also encompass the additional professional services referred to in the paragraph above.

j)	Ensure that the Bank publicly discloses any change of auditor and accompanies such communication with a declaration regarding the possible existence of discrepancies with the outgoing auditor and, if any, regarding the content thereof. In the event that the auditor has resigned, the committee shall examine the circumstances causing it.

k)	Report to the board, in advance of the adoption by it of the corresponding decisions, regarding:

(i) The financial information that the Bank must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.

(ii) The creation of or acquisition of shareholdings in special purpose vehicles or entities domiciled in countries or territories that are considered tax havens.

[2]	Currently Legislative Royal Decree 1/2011, of 1 July, Spain’s Consolidated Audit Act.

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n)	Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted to it by the office of the general secretary of the Bank. The committee shall also:

(i) receive, deal with and keep a record of the claims received by the Bank on matters related to the financial information gathering process, audit and internal controls.

(ii) receive on a confidential and anonymous basis possible communications from Group employees who express their concern regarding possible questionable practices in the areas of accounting or auditing.

o)	Receive information from the person charged with the Bank’s tax matters regarding the tax policies applied, at the very latest prior to authorisation of the annual financial statements for issue and the filing of the corporate income tax return and, when warranted, regarding the tax implications of transactions or matters submitted to the board of directors or executive committee for approval, unless these bodies have been directly appraised thereof, in which case an account must be given at the next scheduled committee meeting. The audit and compliance committee must provide the board with any such information received.”

Articles 35.1 and 5 of the Rules and Regulations of the Board on relations with the auditor.

“1.	All relations between the board of directors and the auditor shall be channelled through the audit and compliance committee.

Notwithstanding the foregoing, the auditor shall attend the meetings of the board of directors twice a year in order to submit its report and permit all the directors to have access to as much information as possible regarding the content and conclusions of the auditor’s reports relating to the Bank and the Group.

(…)

5.	The board of directors shall use its best efforts to prepare the accounts such that there is no room for qualifications by the auditor. However, when the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit and compliance committee, of the content and scope of the discrepancy, and shall also endeavour to ensure that the auditor likewise discloses its considerations in this regard.”

No reservations or qualifications have been made to the individual financial statements of the Bank or to the consolidated financial statements of the Group over the last three fiscal years.

B.1.33	Is the secretary to the board also a director?

YES  ☐            NO  ☒

To perform the duties of the Bank’s general secretary, it is not necessary to be a director.

B.1.34	Explain the procedures for appointing and removing the secretary to the board, indicating whether his/her appointment and removal have been notified by the appointments committee and approved by the board sitting in plenary session.

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Appointment and removal procedure

The procedure for the appointment and removal of the secretary of the board is described in Article 17.4 d) Rules and Regulations of the Board.

Article 17.4 d) of the Rules and Regulations of the Board.

“The appointments and remuneration committee shall have the following duties:

(…)

d) Report on proposals for appointment or withdrawal of the secretary of the board, prior to submission thereof to the board.”

	Yes	No
Does the Appointments Committee report on appointments?	X	—
Does the Appointments Committee report on dismissals?	X	—
Do appointments have to be approved by the Board in plenary session?	X	—
Do dismissals have to be approved by the Board in plenary session?	X	—

Is the secretary to the board entrusted in particular with the task of overseeing corporate governance recommendations?

YES  ☒             NO  ☐

Notes

This is common practice at the Bank and is expressly contemplated in Articles 45.2 of the Bylaws and 11.3 of the Rules and Regulations of the Board.

Article 45.2 of the Bylaws:

“The secretary shall ensure the formal and substantive legality of all action taken by the board, ensure observance of the good governance recommendations adopted by the company and ensure that governance procedures and rules are observed and regularly reviewed.”

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Article 11.3 of the Rules and Regulations of the Board:

“The secretary shall at all times ensure the formal and substantive legality of all action taken by the board, shall endeavour to ensure the good governance recommendations assumed by the Bank are followed, and shall ensure observance and periodic review of the procedures and rules of governance.”

B.1.35	Indicate the mechanisms, if any, established by the company to preserve the independence of the auditors, of financial analysts, of investment banks and of rating agencies.

a. Auditor

Deloitte, S.L. was the auditor for the individual and consolidated accounts for the Santander Group in 2012.

Article 35 of the Rules and Regulations of the Board governing relations with the external auditor includes several sections (1 to 4) on this subject. Said rules establish the following:

“1. All relations between the board of directors and the auditor shall be channelled through the audit and compliance committee.

Notwithstanding the foregoing, the auditor shall attend the meetings of the board of directors twice a year in order to submit its report and permit all the directors to have access to as much information as possible regarding the content and conclusions of the auditor’s reports relating to the Bank and the Group.

2. The board of directors shall not hire audit firms in which the fees intended to be paid to them, for all and any services, are equal to more than two percent of the total income thereof during the last fiscal year.

3. No services shall be contracted with the audit firm, other than audit services proper, which might risk the independence of such firm.

4. The board of directors shall make public the overall amount of fees paid by the Bank to the audit firm for services other than auditing.”

The amounts invoiced to the Group by Deloitte during 2012 were as follows:

•	For audits and related services, the sum of EUR 33.5 million (EUR 31.2 million in 2011).

The breakdown is as follows: i) audit of the annual financial statements (EUR 21 million in 2012 and EUR 20.4 million in 2011); ii) audit of internal control, in compliance with the Sarbanes-Oxley Act, and the calculation of regulatory capital (Basel) (EUR 5.8 million in 2012 and EUR 6.2 million in 2011); and iii) other reports required by legal and tax regulations enacted by the national supervisory bodies of the countries where the Group operates, other than the Sarbanes-Oxley Act (EUR 6.7 million in 2012 and EUR 4.6 million in 2011).

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•	Further, companies in the Group contracted other services with Deloitte, S.L. or related companies as follows:

The audit of the interim consolidated financial statements amounted to EUR 5.8 million (EUR 5.5 million in 2011). Auditing services also required for the issue of debentures and placement of shares of EUR 5.5 million, which included services related to the IPO of the Mexican subsidiary (EUR 4.1 million in 2011); services related to the review of correct migration of data to new platforms of EUR 6.2 million (EUR 5.2 million in 2011); reviews required by regulators totalling EUR 2.1 million and adaptation to new regulatory requirements of EUR 2.7 million; audits of acquisitions amounting to EUR 1.8 million (EUR 1.5 million in 2011); and other corporate transactions for EUR 6.1 million (EUR 5.4 million in 2011).

Tax advisory services provided to group companies amounted to EUR 4.3 million (EUR 3.8 million in 2011) and non-auditing services to EUR 3.1 million (EUR 2.6 million in 2011).

The audit and compliance committee believes that there are no objective grounds for doubting the independence of the Group’s financial auditor. For such purposes, and with respect to the criteria established by the “O’Malley Panel” and other relevant international documents intended to ensure the effectiveness of external auditing services, the said committee has verified the following:

1.	The ratio between the amount invoiced by the main auditor for items other than auditing (EUR 7.4 million in 2012) and the fees for audits of annual financial statements and other legally required reports plus due diligences for acquisitions and other corporate transactions, amounted to 0.13 in 2012 (0.14 in 2011).

By way of reference, and in accordance with available information on the main British and North American financial institutions whose shares are listed on organised markets, the average fees paid by such institutions to their auditors during fiscal year 2012 for non-audit services were in the range of 0.35 times the fees paid for audit services.

The services arranged with the Group’s auditors comply with the independence requirements prescribed by Legislative Royal Decree 1/2011, of 1 July, approving the Consolidated Audit Act, as well as the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC) and the Rules and Regulations of the Board.

2.	Relative importance of fees earned from client in relation to the total fees earned by the auditing firm: the Group has adopted the criterion of not hiring auditing firms where fees to be paid for all services are higher than 2% of the auditing firm’s income.

In the case of the worldwide Deloitte organisation, this ratio is less than 0.16% of its total revenue. In the case of Spain, the ratio is less than 1.6% of the business volume of our principal auditor.

In its meeting of 13 February 2013, the audit and compliance committee is expected to receive written confirmation from the auditor of its independence vis-à-vis the Bank and entities related to it directly or indirectly, as well as information on additional services of all classes rendered to said institutions by the auditors or entities related to them, in accordance with the provisions of Legislative Royal Decree 1/2011, of 1 July, approving the Consolidated Audit Act.

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In addition, the audit and compliance committee, at the same meeting of 13 February 2013, is expected to issue a favourable report on the independence of the auditors and stating its position, inter alia, on the performance of additional services as mentioned in the foregoing paragraph.

The aforesaid report, to be issued prior to the auditor’s report, will include the content required by additional provision eighteen of the Securities Market Act (Ley del Mercado de Valores).

b. Financial analysts

The department for investor relations and analysts channels communication with the institutional shareholders and financial analysts that cover Santander’s activities. Every care is taken, in accordance with Article 32.2 of the Rules and Regulations of the Board, to ensure that institutional shareholders receive no information that might place them in a privileged or advantageous position vis-à-vis the other shareholders.

c. Investment banks and rating agencies

With respect to investment banks and rating agencies, the Bank believes that it is not appropriate to describe the mechanisms for preserving their independence in this report, as it believes that a description of such mechanisms should be provided by the entities themselves, and not the listed company referred to herein.

B.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the new audit firm and the previous firm:

YES  ☐             NO  ☒

B.1.37	Indicate whether the audit firm performs other non-audit work for the company and/or its Group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its Group:

YES  ☒             NO  ☐

	Bank	Group	Total
Amount of other non-audit work (In EUR thousand)	1,885	5,507	7,392
Amount of other non-audit work as a % of total amount billed by audit firm	13.5%	9.6%	10.4%

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B.1.38	Indicate whether the audit report on the previous year’s financial statements is qualified of includes reservations. Indicate the reasons given by the chairman of the audit committee to explain the content and scope of those reservations or qualifications.

YES  ☐             NO  ☒

Explanation of the reasons

—

B.1.39	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its Group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Bank (*)	Group (*)
Number of consecutive years	11	11

	Bank (*)	Group (*)
No. of years audited by current audit firm/No. of years the company has been audited (%)	35.5%	36.7%

(*) The audit firms that audit the Bank and almost all Group companies formed part of the Andersen firm until 2001.

B.1.40	List any equity holdings of the members of the company’s board of directors in other companies with the same, similar or complementary types of activity to that which constitutes the corporate purpose of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies:

This section contains a list of the interests of the Bank’s directors in the capital of companies that engage in banking, financing or lending. The managerial or administrative functions of the directors in such companies are also specified as and when applicable.

The roles that directors may take in companies that form part of the Group, as detailed in section B.1.7 above, are not included, nor are the positions they hold in the Bank itself.

The following table includes only interests of more than 0.1% in the capital of the company in question.

For more information see note 5 to the Group’s financial statements for 2012.

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Name or corporate name of director	Corporate name of the company in question	% shareholding		Post or duties
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	0.84%		—
Mr Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. Banco Popular Español, S.A	0.90 0.10	% %	— —
Mr Ángel Jado Becerro de Bengoa	Bankinter, S.A. (1)	0.22%		—

(1)	244,000 shares are held by related persons.

B.1.41	Indicate and give details of any procedures through which directors may receive external advice.

YES  ☒             NO  ☐

Details of the procedure

The Rules and Regulations of the Board (Article 27) expressly recognise that directors and the audit and compliance and appointments and remuneration committees are entitled to be assisted by experts in the performance of their duties and thus are entitled to ask the board to hire external advisors, at the Bank’s cost, to deal with specific issues of special significance or complexity arising during the performance of their duties. The board may only reject the request with good reason.

Article 27 of the Rules and Regulations of the Board reads as follows:

“1. In order to be assisted in the performance of their duties, the directors and the audit and compliance and appointments and remuneration committees may address a request to the general secretary for the hiring of legal, accounting, financial, or other expert advisors, whose services shall be paid for by the Bank.

The assignment must deal with specific issues of special significance or complexity arising during the performance of their duties.

2. The hiring decision lies with the board of directors, which may dismiss the request if the board considers:

a) That the hiring is not necessary for the proper performance of the duties entrusted to the directors;

b) That the cost thereof is not reasonable in light of the significance of the issues; or

c) that the technical assistance sought may be adequately provided by the Bank’s own technical experts.”

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B.1.42	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:

YES  ☒             NO  ☐

Details of the procedure

Article 19.2, 3 and 4 of the Rules and Regulations of the Board provides that the announcement of its meetings must be sent 15 days in advance by the secretary to the board, or in the absence thereof, by the vice secretary, who shall also send to the directors, at least four days prior to the board meeting in question, the draft agenda proposed by the chairman – which remains subject to approval by the directors at the meeting – in addition to any required information and documentation (normally three days prior to the board meeting).

The information provided to the directors prior to the meetings is prepared specifically for the purpose of preparing for these meetings and is intended for such purpose. In the opinion of the board, such information is complete and is sent sufficiently in advance.

In addition, the Rules and Regulations of the Board expressly vest directors with the right to request and obtain information regarding any aspect of the Bank and its subsidiaries, whether domestic or foreign, as well as the right of inspection, which allows them to examine the books, files, documents and any other records of corporate transactions, and to inspect the premises and facilities of such companies.

Directors have the right to request and obtain, through the secretary, such information and advice as deemed necessary for the performance of their duties.

Article 19.2, 3 and 4 of the Rules and Regulations of the Board reads as follows:

“2. The board shall approve the annual calendar for its meetings, which must be held with the frequency needed to effectively perform its duties, with a minimum of nine meetings. In addition, the board of directors will meet whenever the chairman so wishes to call a meeting, or at the request of at least three directors.

The meetings shall, in all events, be called by the secretary or, in the absence thereof, the vice secretary, in compliance with the orders received from the chairman; notice of the call to meeting shall be sent 15 days in advance and in writing (which includes notice by fax or by electronic and data telecommunication means).

The draft agenda proposed by the chairman shall be sent at least 4 days prior to the meeting of the board by the same means provided for in the preceding paragraph. The information to be presented at the meeting of the board shall be provided to the directors reasonably in advance thereof.

When a meeting that is not contemplated in the annual calendar is called, notice of the call shall be given as early as possible. In such case, notice may also be given by telephone, and neither the time periods nor the formalities set forth in the preceding paragraphs with respect to the meetings contemplated in the annual calendar shall apply.

3. The agenda shall be approved by the board at the meeting itself. Any member of the board may propose the inclusion of any other item not included in the draft agenda proposed by the chairman to the board.

4. In the course of the meeting and/or subsequently thereto, the directors shall be provided with all such information or clarifications as they deem fit in connection with the items on the agenda. In addition, any director shall have the right to request and obtain such information and advice as is necessary for the performance of his duties; the exercise of this right shall be channelled through the secretary of the board.”

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In addition, and as explained in the preceding section, the Regulations expressly recognise the right of directors, the audit and compliance committee and the appointments and remuneration committee to be assisted by experts in the performance of their duties. Thus, directors may ask the board to hire external advisors, at the Bank’s cost, to deal with specific issues of special significance or complexity arising during the performance of their duties. Such request may only be rejected by the board with good reason.

Lastly, in accordance with the Rules and Regulations of the Board, any director may attend and participate but not vote at the meetings of any committees of the board of directors of which he or she is not a member, by invitation of the chairman of the board of directors and of the chairman of the respective committee, after having requested such attendance from the chairman of the board. Likewise, all members of the board who are not also members of the executive committee may attend the meetings of the latter at least twice a year, for which purpose they shall be called by the chairman.

B.1.43	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organisation’s name or reputation, tendering their resignation as the case may be:

YES  ☒             NO  ☐

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Details of the rules

As part of the duty of loyalty of the directors, Article 30 of the Rules and Regulations of the Board establishes the obligation of directors to report any circumstances that might harm the good name or reputation of the Bank.

In addition, when these circumstances arise, Articles 56.2 of the Bylaws and 23.2 of the Rules and Regulations of the Board establish that directors must tender their resignation to the board and formally resign from their position if the board, following a report from the appointments and remuneration committee, deems this appropriate.

Finally, Article 23.4 of the Rules and Regulations of the Board states that when a director withdraws from such director’s position, due to resignation or for other reasons, prior to the end of the director’s term of office, such director shall explain the reasons therefore in a letter that shall be sent to the other members of the board. Disclosure thereof shall also be made in the annual corporate governance report.

Article 30 of the Rules and Regulations of the Board

“The director shall fulfil all the duties and obligations which are inherent in his position as such and which are provided for by Law, the Bylaws, the rules and regulations for the general shareholders’ meeting and the rules and regulations of the board of directors, including the following:

(…)

•	Duty of loyalty:

(…)

(iv) The directors must notify the board, as soon as possible, of those circumstances affecting them that might prejudice the credit or reputation of the Bank, and particularly the criminal cases with which they are charged.

(…)”

Article 56.2 of the Bylaws

“Directors must tender their resignation to the board of directors and formally resign from their position if the board of directors, following a report from the appointments and remuneration committee, deems it fit, in those cases in which they may adversely affect the operation of the board or the credit or reputation of the Bank and, in particular, when they are involved in any of the circumstances of incompatibility or prohibition provided by law.”

Article 23.2 and 4 of the Rules and Regulations of the Board:

23.2

“Directors must tender their resignation to the board of directors and formally resign from their position if the board of directors, following a report from the appointments and remuneration committee, deems it fit, in those cases in which they may adversely affect the operation of the board or the credit or reputation of the Bank and, in particular, when they are involved in any of the circumstances of incompatibility or prohibition provided by law.”

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23.4

“When a director withdraws from such director’s position, due to resignation or for other reasons, prior to the end of the director’s term, such director shall explain the reasons therefore in a letter that shall be sent to the other members of the board. Disclosure thereof shall also be made in the annual corporate governance report.”

B.1.44	Indicate whether any director has notified the company that he/she has been indicted or tried for any of the offences set forth in Article 124 of the Spanish Companies Act (Ley de Sociedades Anónimas)[3]:

YES  ☒             NO  ☐

Name of director	Charge	Notes
Mr Alfredo Sáenz Abad	See below	See below

Article 30 of the Rules and Regulations of the Board states that directors must notify the board, as soon as possible, of those circumstances affecting them that might prejudice the credit or reputation of the Bank, and particularly the criminal cases with which they are charged.

At the board meeting held on 26 March 2007, the general secretary reported on the progress of Preliminary Investigation 3266/1995 in relation to the criminal proceedings for malicious accusations brought before the court of first instance number 20 of Barcelona affecting Mr. Alfredo Sáenz Abad. The proceedings stemmed from a criminal complaint regarding concealment of property brought by Banesto against the claimants. The claim was eventually dismissed. The then claimants initiated three proceedings: one for bribery, which was shelved, and two for malicious accusation, of which one was not accepted for consideration, while the other was processed. The latter was dismissed in a ruling of 28 October 2004 by the Provincial Court of Barcelona. After lodging an appeal before the court of cassation, and despite the fact that the Public Prosecutor of the Supreme Court challenged the appeal on the grounds that no crime had been committed, the appeal was accepted for consideration and subsequently upheld on 29 May 2006.

After the case was heard, on 28 December 2009, the Provincial Court of Barcelona handed down a sentence in relation to participation by Mr Saenz in a loan recovery process for Banesto in 1994, which Mr Sáenz and Banesto have appealed. Accordingly, the ruling was not firm.

In 2010, the appointments and remuneration committee and the board were informed of the proceeding in its meetings of 17 and 22 March, respectively.

On 24 February 2011, the Supreme Court sentenced Mr. Alfredo Sáenz Abad to three months imprisonment, suspension for the same period of performance of management duties at banks or other financial institutions and a fine of EUR 400 in relation to his participation in a loan recovery process for Banesto in 1994. As notified in a significant event filing dated 10 March 2011, the board of directors of Banco Santander, aware of the sentence handed down by the Supreme Court and apprised of the legally provided-for initiatives to be pursued by Mr Sáenz, with the utmost respect for the court rulings, reiterated its confidence in him so that he could continue to carry out his responsibilities as the Bank’s chief executive officer. The Supreme Court sentence was suspended by the Provincial Court of Barcelona pending resolution of the plea for pardon filed by Mr Alfredo Sáenz.

[3]	Now Article 213 of the Spanish Corporate Enterprises Act.

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Royal Decree 1761/2011 of 25 November, pardoning Mr Alfredo Sáenz, was published on 10 December 2011. By virtue of the abovementioned piece of legislation, the imprisonment sentence handed down against Mr Alfredo Sáenz and the related suspension of professional activities related to the performance of public or private management posts at banking, credit or financial institutions were commuted to the highest fine provided for in Article 74 of the Criminal Code of 1973 (Código Penal), as worded in Organic Law 3/1989, leaving intact the other fine imposed and rendering null and void all other legal implications or consequences deriving from the sentence, including any ban on the provision of professional services in banking, on the condition that he does not commit any other intentional crime within the four years ensuing from 10 December 2011.

Since then, the abovementioned Royal Decree 1761/2011 of 25 November, pardoning Mr Alfredo Sáenz, was appealed. The Supreme Court has rejected the application for an injunction against the pardon. Of the four appeals lodged, only one has still to be processed, the other three having already been completed.

Indicate whether the board of directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office.

YES  ☒             NO  ☐

Decision	Explanation
To continue in office	The board, at its meeting of 7 March 2011, and on the basis of a report issued by the appointments and remuneration committee on that same day, confirmed its confidence in Mr Sáenz to continue to perform his duties as chief executive officer of the Bank based on its judgement that the aforementioned sentence did not adversely affect the working of the board or the credibility or reputation of the Bank. Royal Decree 1761/2011 renders null and void any legal consequences or effects deriving from the sentence.

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B.2	Committees of the board of directors

B.2.1	Give details of all the committees of the board of directors and their members:

EXECUTIVE COMMITTEE

Name	Position(1)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	Chairman
Mr Fernando de Asúa Álvarez	Member
Mr Alfredo Sáenz Abad	Member
Mr Matías Rodríguez Inciarte	Member
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Member
Mr Guillermo de la Dehesa Romero	Member
Mr Rodrigo Echenique Gordillo	Member
Mr Ignacio Benjumea Cabeza de Vaca	Secretary

(1)	Post in committee.

RISK COMMITTEE

Name	Position(1)
Mr Matías Rodríguez Inciarte	Chairman
Mr Fernando de Asúa Álvarez	Vice chairman
Mr Manuel Soto Serrano	Member
Mr Juan Rodríguez Inciarte	Member
Ms Isabel Tocino Biscarolasaga	Member
Mr Ignacio Benjumea Cabeza de Vaca	Secretary

(1)	Post in committee.

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AUDIT AND COMPLIANCE COMMITTEE

Name	Position(1)
Mr Manuel Soto Serrano	Chairman
Mr Fernando de Asúa Álvarez	Member
Mr Rodrigo Echenique Gordillo	Member
Mr Abel Matutes Juan	Member
Mr Ignacio Benjumea Cabeza de Vaca	Secretary

(1)	Post in committee.

APPOINTMENTS AND REMUNERATION COMMITTEE

Name	Position(1)
Mr Fernando de Asúa Álvarez	Chairman
Mr Guillermo de la Dehesa Romero	Member
Mr Rodrigo Echenique Gordillo	Member
Mr Manuel Soto Serrano	Member
Ms Isabel Tocino Biscarolasaga	Member
Mr Ignacio Benjumea Cabeza de Vaca	Secretary

(1)	Post in committee.

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INTERNATIONAL COMMITTEE

Name	Position(1)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	Chairman
Mr Alfredo Sáenz Abad	Member
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Member
Mr Guillermo de la Dehesa Romero	Member
Mr Rodrigo Echenique Gordillo	Member
Mr Abel Matutes Juan	Member
Mr Ignacio Benjumea Cabeza de Vaca	Secretary

(1)	Post in committee.

TECHNOLOGY, PRODUCTIVITY AND QUALITY COMMITTEE

Name	Position(1)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	Chairman
Mr. Fernando de Asúa Álvarez	Member
Mr Alfredo Sáenz Abad	Member
Mr Manuel Soto Serrano	Member
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Member
Mr Ignacio Benjumea Cabeza de Vaca	Secretary

(1)	Post in committee.

The number of meetings held by the board of directors and its committees during 2012, and the individual attendance of the directors are disclosed in sections B.1.29. and B.1.30, respectively, of this report.

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B.2.2	Indicate whether the audit committee is responsible for the following:

	Yes	No

To supervise the preparation process and monitor the integrity of the financial information on the company and, if applicable, the group, and to verify compliance with regulatory requirements, the appropriate boundaries of the scope of consolidation and the correct application of accounting principles.	X

Periodically review the systems for the internal monitoring and management of risks, so that the principal risks are identified, managed and properly disclosed.	X

Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.	X

To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they may detect within the company with potentially serious implications for the firm, in particular financial or accounting irregularities.	X

To submit to the Board proposals for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of its engagement.	X

To receive regular information from the external auditor on the progress and findings of the audit plan and to check that senior management are acting on its recommendations.	X

To ensure the independence of the external auditor.	X

In the case of groups, the Committee urges the group auditor to take on the auditing of all component companies.	X

The functions of the audit and compliance committee are described in Article 16.4 of the Rules and Regulations of the Board. Sections b), c), d), e), f), g), h), i), j), k), n) and o) of the related article are of particular relevance in this regard.

The audit and compliance committee report, which is published along with the Annual Report, describes the activities carried out by the committee in 2012.

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Article 16.4 of the Rules and Regulations of the Board:

“ The audit and compliance committee shall have the following duties:

(…)

b)	Propose the appointment of the auditor, as well as the conditions under which such auditor will be hired, the scope of its professional duties and, if applicable, the revocation or non-renewal of its appointment. The committee shall favour the Group’s auditor also assuming responsibility for auditing the companies making up the Group.

c)	Review the accounts of the Bank and the Group, monitor compliance with legal requirements and the proper application of generally accepted accounting principles and report on the proposals for alterations to the accounting principles and standards suggested by management.

d)	Supervise the internal audit services, and particularly:

(i) Proposing the selection, appointment and withdrawal of the party responsible for internal audit;

(ii) Reviewing the annual working plan for internal audit and the annual activities report;

(iii) Ensuring the independence and effectiveness of the internal audit function;

(iv) Proposing the budget for this service;

(v) Receiving periodic information regarding the activities thereof; and

(vi) Verifying that senior management takes into account the conclusions and recommendations of its reports.

e)	Supervising the financial reporting process and internal control systems. In particular, the audit and compliance committee shall:

(i) Supervise the process of preparing and presenting the mandatory financial information relating to the Bank and the Group and ensuring its integrity, reviewing compliance with regulatory requirements, the proper demarcation of the scope of consolidation and the correct application of accounting standards; and

(ii) Oversee the effectiveness of the internal control and risk management systems, so that the principal risks are duly identified, managed and disclosed.

(iii) Discuss with the auditor any significant internal control system weaknesses detected in the course of the audit.

f)	Report on, review and supervise the risk control policy established in accordance with the provisions of these rules and regulations.

g)	Serve as a channel of communication between the board and the auditor, assess the results of each audit and the response of the management team to its recommendations, and act as a mediator in the event of disagreement between the board and the auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavour to ensure that the statements ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications or reservations in the auditor’s report.

h)	Supervise the fulfilment of the audit contract, endeavouring to ensure that the opinion on the annual financial statements and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

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i)	Ensure the independence of the auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provision of such services to the Bank. The annual report shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work.

In any event, the audit and compliance committee shall receive annually from the auditor written confirmation of its independence in relation to the Bank or to entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditor or by persons or entities related thereto, pursuant to the provisions of Law 19/1988, of 12 July, on Audit of Financial Statements4.

In addition, the committee must issue a report expressing its opinion with respect to the independence of its auditor each year prior to issuance of the audit report. This report must also encompass the additional professional services referred to in the paragraph above.

j)	Ensure that the Bank publicly discloses any change of auditor and accompanies such communication with a declaration regarding the possible existence of discrepancies with the outgoing auditor and, if any, regarding the content thereof. In the event that the auditor has resigned, the committee shall examine the circumstances causing it.

k)	Report to the board, in advance of the adoption by it of the corresponding decisions, regarding:

(i) The financial information that the Bank must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.

(ii) The creation of or acquisition of shareholdings in special purpose vehicles or entities domiciled in countries or territories that are considered tax havens.

(…)

n)	Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted to it by the office of the general secretary of the Bank. The committee shall also:

(i) Receive, deal with and keep a record of the claims received by the Bank on matters related to the financial information gathering process, audit and internal controls.

(ii) Receive on a confidential and anonymous basis possible communications from Group employees who express their concern regarding possible questionable practices in the areas of accounting or auditing.

o)	Receive information from the person charged with the Bank’s tax matters regarding the tax policies applied, at the very latest prior to authorisation of the annual financial statements for issue and the filing of the corporate income tax return and, when warranted, regarding the tax implications of transactions or matters submitted to the board of directors or executive committee for approval, unless these bodies have been directly appraised thereof, in which case an account must be given at the next scheduled committee meeting. The audit and compliance committee must provide the board with any such information received.”

[4]	Currently Legislative Royal Decree 1/2011, of 1 July, Spain’s Consolidated Audit Act.

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B.2.3	Describe the organisational and operational rules and responsibilities attributed to each of the board committees.

1. Executive committee:

The executive committee is governed by Article 51 of the Bank’s Bylaws and Article 14 of the Rules and Regulations of the Board. All the powers of the board of directors have been permanently delegated to the executive committee, except those which may not be legally delegated and the following:

a)	Approval of the general policies and strategies of the Bank, particularly:

(i) Strategic plans, management targets and annual budget;

(ii) Dividend and treasury stock policy;

(iii) General risk management policy;

(iv) Corporate governance policy;

(v) Corporate social responsibility policy.

b)	Approval of the policies for the provision of information to and for communication with the shareholders, the markets and the public opinion. The board assumes the duty to provide the markets with prompt, accurate and reliable information, especially in connection with the shareholding structure, any substantial amendments to the rules of governance, related party transactions of particular importance and treasury stock.

c)	Control of management activities and evaluation of managers

d)	And those of the board in relation to its composition and functioning, the remuneration and duties of directors, the contracting of technical advisors and board relations with shareholders, markets and the financial auditor.

The board believes that the composition of this committee is well balanced, given that it is made up of seven directors, four executive and three external. All external directors are independent.

The executive committee submits to the board any matters that fall within the exclusive jurisdiction of the latter. It also reports to the board on any matters or decisions it has adopted at its meetings and furnishes board members with copies of the minutes for such meetings.

Article 3 of the Rules and Regulations of the Board states that the following powers of the board may be exercised by the executive committee when required on the grounds of urgency, with a subsequent report thereof to the board at the immediately following board meeting:

a)	Approval of the financial information that the Bank must make public on a periodic basis.

b)	Approval of transactions entailing the acquisition and disposal of substantial assets of the Bank and major corporate transactions, unless such approval must be given by the shareholders at a general shareholders’ meeting, pursuant to the provisions of Article 20 of the Bylaws.

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c)	Approval, within the framework of the provisions of Article 58 of the Bylaws, of the remuneration to which each director is entitled.

d)	Approval of the contracts governing the performance by directors of duties other than those of a mere director and the compensation to which they are entitled for the performance of additional duties, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as mere members of the board.

e)	The appointment, remuneration and, if applicable, removal of the members of the senior management, as well as the definition of the basic terms of their contracts Approval of their remuneration and that of any other members not part of senior management with significant remuneration, particular variable remuneration, and whose activities may have a significant impact on the assumption of risks by the Group.

f)	Authorisation for the creation of or acquisition of shareholdings in special purpose vehicles or entities domiciled in countries or territories that are considered tax havens.

2. Risk committee:

The risk committee is governed by Article 52 of the Bylaws and Article 15 of the Rules and Regulations of the Board.

It currently comprises five directors, two of which are executive directors and three of which are external directors. All external directors are independent.

Its chairman is a vice chairman with executive duties in accordance with the Rules and Regulations of the Board (Article 15.1).

Article 15.1 of the Rules and Regulations of the Board

“The risk committee shall be composed of a minimum of four and a maximum of six directors. The chairmanship of the committee shall be held by a vice chairman with executive duties.

(…)”

The committee has been permanently delegated the following powers of the board of directors:

“a)	Decide on the granting of loans, the opening of credit accounts and risk operations in general, as well as the modification, transfer and cancellation thereof, and on global risk management (country, interest rate, credit, market, operational, treasury and derivatives risk), as well as determining and approving the general and specific conditions applicable to discounts, loans, deposits, guarantees and all types of banking operations.

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b)	Establish, change, subrogate and terminate lease agreements for all kinds of personal and real assets, upon the terms and conditions that it may freely determine, as well as acquire the underlying assets of such financial leasing, with no limit on amount or volume.

c)	Create, modify and cancel all manner of sureties, bonds and any other guarantees before all kinds of natural persons, bodies corporate and public or private entities and bodies, in particular for the purposes of the Public Administration Contracts Act (Ley de Contratos de las Administraciones Públicas) and consolidating legislation, subject to the terms and conditions it deems appropriate, thereby establishing the necessary deposits in cash or securities, with entitlement to bind the Bank, even jointly and severally with the main debtor, therefore waiving the benefits of discussion and division, all the foregoing on its own behalf in order to secure the obligations of third parties, whether natural persons or legal entities, with no limitation whatsoever on the amount thereof.

It has the following duties pursuant to Article 15.3 of the Rules and Regulations of the Board:

“a)	To propose to the board the Group’s risk policy, which must particularly identify:

(i)	The various types of risk (operational, technological, financial, legal and reputational, among others) that the Bank faces, including, among financial and economic risks, contingent liabilities and others which are off-balance sheet;

(ii)	The information and internal monitoring systems that will be used to monitor and manage such risks;

(iii)	The setting of the risk level that the Bank deems acceptable;

(iv)	The planned measures to mitigate the impact of identified risks, in the event that they materialise.

b)	To systematically review risk exposure among principal customers, economic sectors, geographic areas and risk types.

c)	To be aware of and to update, if appropriate, management tools, improvement initiatives, advancement of projects and any other relevant activity relating to risk control, specifically including the nature and performance of internal risk models as well as the results of internal validations thereof.

d)	To assess and monitor any observations made by supervisory authorities in furtherance of their duties.

e)	To ensure that the activities of the Group are consistent with the previously decided risk tolerance level and to delegate to lower-level committees or managers the powers to assume risks.

f)	To conclude transactions that exceed the powers delegated to lower decision-making bodies, and determine the overall limits of pre-classifications in favour of economic groups or with respect to exposures by classes of risks.”

The Risk Management report within the 2012 Annual Report (pages 160 et seq.) includes a thorough explanation of the risk-control systems of the Bank and its Group.

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3. Audit and compliance committee:

•	The audit and compliance committee of the Bank was originally created in 1986 as an audit committee, although its functions and duties have changed significantly since then.

•	The committee is regulated by additional provision eighteen of the Securities Market Act and Articles 53 of the Bylaws and 16 of the Rules and Regulations of the Board. In addition, Articles 27 and 35 of the regulations contain a specific regulation relating to specific aspects of its activities.

•	The audit and compliance committee must comprise a minimum of three and a maximum of seven directors, all external and non-executive, with independent directors having majority representation. Currently, the four directors making up the audit and compliance committee are external independent directors.

•	The members of the audit and compliance committee are decided by the board of directors, taking into account the knowledge, skills and experience in accountancy, auditing and risk management of the directors.

•	The audit and compliance committee must at all times be chaired by an independent director, who must also have the necessary knowledge and experience in accountancy, auditing and risk management.

•	The chairman of the audit and compliance committee is Mr Manuel Soto Serrano.

It has the following duties pursuant to Article 16.4 of the Rules and Regulations of the Board:

“a)	Have its chairman and/or secretary report to the shareholders at the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers.

b)	Propose the appointment of the auditor, as well as the conditions under which such auditor will be hired, the scope of its professional duties and, if applicable, the revocation or non-renewal of its appointment. The committee shall favour the Group’s auditor also assuming responsibility for auditing the companies making up the Group.

c)	Review the accounts of the Bank and the Group, monitor compliance with legal requirements and the proper application of generally accepted accounting principles and report on the proposals for alterations to the accounting principles and standards suggested by management.

d)	Supervise the internal audit services, and particularly:

(i)	Proposing the selection, appointment and withdrawal of the party responsible for internal audit;

(ii)	Reviewing the annual working plan for internal audit and the annual activities report;

(iii)	Ensuring the independence and effectiveness of the internal audit function;

(iv)	Proposing the budget for this service;

(v)	Receiving periodic information regarding the activities thereof; and

(vi)	Verifying that senior management takes into account the conclusions and recommendations of its reports.

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e)	Supervising the financial reporting process and internal control systems.

(i)	Supervise the process of preparing and presenting the regulated financial information relating to the Bank and the Group, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and the correct application of accounting standards; and

(ii)	Supervise the effectiveness of the systems for the internal monitoring and management of risks, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed.

(iii)	Discuss with the auditor any significant internal control system weaknesses detected in the course of the audit.

f)	Report on, review and supervise the risk control policy established in accordance with the provisions of these rules and regulations.

g)	Serve as a channel of communication between the board and the auditor, assess the results of each audit and the response of the management team to its recommendations, and act as a mediator in the event of disagreement between the board and the auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavour to ensure that the statements ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications or reservations in the auditor’s report.

h)	Supervise the fulfilment of the audit contract, endeavouring to ensure that the opinion on the annual financial statements and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

i)	Ensure the independence of the auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provision of such services to the Bank. The annual report shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work.

In any event, the audit and compliance committee shall receive annually from the auditor written confirmation of its independence in relation to the Bank or to entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditor or by persons or entities related thereto, pursuant to the provisions of Law 19/1988, of 12 July, on Audit of Financial Statements5.

In addition, the committee must issue a report expressing its opinion with respect to the independence of its auditor each year prior to issuance of the audit report. This report must also encompass the additional professional services referred to in the paragraph above.

j)	Ensure that the Bank publicly discloses any change of auditor and accompanies such communication with a declaration regarding the possible existence of discrepancies with the outgoing auditor and, if any, regarding the content thereof. In the event that the auditor has resigned, the committee shall examine the circumstances causing it.

k)	Report to the board, in advance of the adoption by it of the corresponding decisions, regarding:

(i)	The financial information that the Bank must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.

(ii)	The creation of or acquisition of shareholdings in special purpose vehicles or entities domiciled in countries or territories that are considered tax havens.

[5]	Currently Legislative Royal Decree 1/2011, of 1 July, Spain’s Consolidated Audit Act.

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l)	Supervise the observance of the code of conduct of the Group in the securities markets, the manuals and procedures for the prevention of money laundering and, in general, the rules of governance and compliance in effect in the Bank, and make such proposals as are deemed necessary for the improvement thereof. In particular, the committee shall have the duty to receive information and, if applicable, issue a report on disciplinary penalties to be imposed upon members of senior management.

m)	Review compliance with such courses of action and measures as result from the reports issued or the inspection proceedings carried out by the administrative authorities having functions of supervision and control.

n)	Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted to it by the office of the general secretary of the Bank. The committee shall also:

(i)	Receive, deal with and keep a record of the claims received by the Bank on matters related to financial information gathering process, audit and internal controls.

(ii)	Receive on a confidential and anonymous basis possible communications from Group employees who express their concern regarding possible questionable practices in the areas of accounting or auditing.

o)	Receive information from the person charged with the Bank’s tax matters regarding the tax policies applied, at the very latest prior to authorisation of the annual financial statements for issue and the filing of the corporate income tax return and, when warranted, regarding the tax implications of transactions or matters submitted to the board of directors or executive committee for approval, unless these bodies have been directly appraised thereof, in which case an account must be given at the next scheduled committee meeting. The audit and compliance committee must provide the board with any such information received.

p)	Report on any proposed amendments to these rules and regulations prior to the approval thereof by the board of directors.

q)	Evaluate, at least one a year, its operation and the quality of its work.

r)	And others specifically provided for in these rules and regulations.

One of its meetings is devoted to evaluating the efficiency of and compliance with the rules and procedures for governance of the Bank and preparing the information that the board is required to approve and include as part of its yearly public documentation.

4. Appointments and remuneration committee:

•	The appointments and remuneration committee is another specialised committee of the board, without delegated duties. It is charged with reporting and formulating proposals within the scope of its powers.

•	Article 54 of the Bylaws includes a basic rule for the appointments and remuneration committee, which the Rules and Regulations of the Board consolidates and expands. Article 17 of the Rules and Regulations of the Board defines the composition, duties and powers of this committee. In addition, Articles 21, 23, 24, 27, 28, 29, 30 and 33 of the regulations contain a specific ruling on certain aspects of their activities.

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•	The appointments and remuneration committee must be made up of a minimum of three and a maximum of seven directors, all external and non-executive, with a majority representation of independent directors, and with one of these independent directors being its chairman. It is currently made up exclusively of external independent directors.

•	The members of the appointments and remuneration committee are designated by the Board, taking into consideration the knowledge, skills and experience of the directors and the requirements of said committee.

•	During 2012, no members of the appointments and remuneration committee were executive directors, members of the senior management, or Bank employees. Similarly, no executive director or member of the senior management of the Bank has belonged to the board (or a remuneration committee) of any company that has employed members of the appointments and remuneration committee.

It has the following duties pursuant to Article 17.4 of the Rules and Regulations of the Board:

“a)	Establish and review the standards to be followed in order to determine the composition of the board and select those persons who will be proposed to serve as directors. In particular, the appointments and remuneration committee:

(i)	Shall evaluate the competencies, knowledge and experience required of directors.

(ii)	Shall specify the duties and the aptitudes needed of the candidates to fill each vacancy, evaluating the time and dedication needed for them to properly carry out their commitments.

(iii)	Shall receive for consideration the proposals of potential candidates to fill vacancies that might be made by the directors.

b)	Prepare, by following standards of objectiveness and conformance to the corporate interests, the proposals for appointment, re-election and ratification of directors provided for in section 2 of Article 21 of these rules and regulations, as well as the proposals for appointment of the members of each of the committees of the board of directors. Likewise, it shall prepare, by following the same aforementioned standards, the proposals for the appointment of positions on the board of directors and its committees.

c)	Annually verify the classification of each director (as executive, proprietary, independent or other) for the purpose of their confirmation or review at the ordinary general shareholders’ meeting and in the annual corporate governance report.

d)	Report on proposals for appointment or withdrawal of the secretary of the board, prior to submission thereof to the board.

e)	Report on appointments and withdrawals of the members of senior management.

f)	Propose to the board:

(i)	The policy for compensation of directors and the corresponding report, upon the terms of Article 29 of these rules and regulations.

(ii)	The policy for compensation of the members of senior management.

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(iii)	The individual compensation of the directors.

(iv)	The individual compensation of the executive directors and, if applicable, external directors, for the performance of duties other than those of a mere director, and other terms of their contracts.

(v)	The basic terms of the contracts and compensation of the members of senior management.

(vi)	Approval of the remuneration of any other executives that receive significant pay despite not being part of senior management, particularly their bonuses, and whose activities may have a material impact on the assumption of risks by the Group.

g)	Ensure compliance with the policy established by the Bank for compensation of the directors and the members of senior management.

h)	Periodically review the compensation programmes, assessing the appropriateness and yield thereof and endeavouring to ensure that the compensation of directors shall conform to standards of moderation and correspondence to the earnings of the Bank.

i)	Ensure the transparency of such compensation and the inclusion in the annual report and in the annual corporate governance report of information regarding the compensation of directors and, for such purposes, submit to the board any and all information that may be appropriate.

j)	Ensure compliance by the directors with the duties prescribed in Article 30 of these rules and regulations, prepare the reports provided for herein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the directors in the event of non-compliance with the abovementioned duties or with the code of conduct of the Group in the securities markets.

k)	Examine the information sent by the directors regarding their other professional obligations and assess whether such obligations might interfere with the dedication required of directors for the effective performance of their work.

l)	Evaluate, at least once a year, its operation and the quality of its work.

m)	Report on the process of evaluation of the board and of the members thereof.

n)	And others specifically provided for in these rules and regulations.

5. International committee:

The International committee (to which reference is made in Article 13 of the Rules and Regulations of the Board) is responsible for monitoring the progress of the Group’s strategy and the activities, markets and countries in which the Group wishes to operate through direct investments or through the deployment of specific business. The committee is informed of the commercial initiatives and strategies of the various Group units and of any new projects presented to it.

It is made up of six directors, three executive and three external independent directors.

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6. Technology, productivity and quality committee:

The technology, productivity and quality committee is also dealt with in Article 13 of the Rules and Regulations of the Board, and is responsible for studying and reporting on the plans and actions relating to information and application programming systems, investments in computer equipment, design of operational processes to improve productivity, and programmes to improve service quality and measurement procedures, as well as programs relating to resources and costs.

It is made up of five directors, three executive and two external directors. Both external directors are independent.

B.2.4	Identify any advisory or consulting powers and, where applicable, the powers delegated to each of the committees:

Committee name	Brief description
Executive committee	See above
Risk committee	See above
Audit and compliance committee	See above
Appointments and remuneration committee	See above
International committee	See above
Technology, productivity and quality committee	See above

B.2.5	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

There are no specific regulations on board committees, because the regulations that govern them are contained, as mentioned in section B.2.3. above, in the Rules and Regulations of the Board. The executive committee, the risk committee, the audit and compliance committee and the appointments and remuneration committee are regulated by both the Bylaws and the Rules and Regulations of the Board.

In addition, the audit and compliance committee and the appointments and remuneration committee prepare their own reports, which are published along with the Santander Group’s Annual Report.

•	Audit and compliance committee report.

The audit and compliance committee issued its first activities report in 2003.

The 2012 audit and compliance report addresses the following issues in detail:

a) Regulatory aspects, functioning, duties, composition and the attendance of its members at the committee meetings held in 2012.

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b) Activities performed in 2012, grouped in accordance with the core duties of the committee:

•	Financial information

•	Auditor

•	Internal control and risk management systems of the Group

•	Internal audit

•	Compliance

•	Corporate governance

•	Reporting to the board and to shareholders at the annual general shareholders’ meeting, and assessment of the effectiveness of and compliance with the Bank’s governance rules and procedures.

c) Self-assessment by the committee of the performance of its duties in 2012.

•	Report of the appointments and remuneration committee.

Since 2004, the appointments and remuneration committee has been publishing a yearly activities report, which has included a report on the remuneration policy for directors since 2006.

The 2012 report addresses the following issues in detail:

a) Regulatory aspects, functioning, duties, composition and the attendance of its members at the committee meetings held in 2012.

b) Report on the compensation policy of directors.

c) Activities performed in 2012:

•	Appointment of members of the board and board committees

•	Annual assessment of the category of the directors

•	Participation in the board self-assessment process

•	Appointment and remuneration of members of the senior management who do not sit on the board of directors

•	Training

•	Civil liability insurance

•	Related party transactions

•	Institutional documentation

•	Self-assessment

d) Self-assessment by the committee of the performance of its duties in 2012.

B.2.6	Indicate whether the composition of the executive committee reflects the participation within the board of the different types of directors:

YES  ☒             NO  ☐

C	RELATED-PARTY TRANSACTIONS

C.1	Indicate whether the board plenary sessions have reserved the right to approve, based on a favourable report from the audit committee or any other committee responsible for this task, transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties:

YES  ☒             NO  ☐

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In relation to the indicated powers of the board, Article 30 of its Rules and Regulations states that:

“The directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they may be involved. If the conflict arises from a transaction with the Bank, the director shall not be allowed to conduct it unless the board, following a report from the appointments and remuneration committee, approves such transaction. In the event of conflict, the director involved shall not participate in the deliberations and decisions on the transaction to which the conflict refers. In all events, the situations of conflict in which the Bank directors are involved shall be reported in the annual corporate governance report.”

C.2	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies and the significant shareholders in the company:

As indicated above (see section A.2.), the Bank is not aware of the existence of significant shareholders and accordingly, there is no information regarding transactions therewith.

C.3	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies, and the company’s managers or directors:

No director, no other member of the Bank’s senior management, no person represented by a director or a member of the Bank’s senior management, nor any company where they are directors, members of the senior management or significant shareholders or any other person who has entered into a concerted action or acting carried out any transactions with the Bank that were not ordinary or relevant whereby the Bank, in accordance with Order EHA/3050/2004 of 15 September regarding the information that companies issuing securities admitted for trading on official secondary markets should provide in connection with related-party transactions in their interim reports.

Below, the direct risks of the Group with the directors of the Bank in terms of loans, credit and guarantees at 31 December 2012 are shown. The conditions of these transactions are equivalent to those carried out in market conditions or with corresponding cash amounts.

All these transactions are part of the ordinary course of business of the Bank or the company of the Group with whom the transaction was made.

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Name or corporate name of director or senior manger	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (thousand EUR )
Mr Alfredo Sáenz Abad	Banco Santander, S.A.	Debtor	Financing	17
Mr Matías Rodríguez Inciarte	Banco Santander, S.A.	Debtor	Financing	13
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Banco Español de Crédito, S.A.	Debtor	Financing	7
Mr Javier Botín-Sanz de Sautuola y O´Shea	Banco Santander, S.A.	Debtor	Financing	13
Mr Rodrigo Echenique Gordillo	Banco Banif, S.A.	Debtor	Financing	1,173
	Banco Santander, S.A	Debtor	Financing	5
Mr Ángel Jado Becerro de Bengoa	Banco Santander, S.A.	Debtor	Financing	7
Mr Juan Rodríguez Inciarte	Banco Santander, S.A.	Debtor	Financing	5,313
Ms Isabel Tocino Biscarolasaga	Banco Santander, S.A.	Debtor	Financing	32
	Banco Español de Crédito, S.A.	Debtor	Financing	10

C.4	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities:

There have been no transactions with such characteristics.

Corporate name of the group company	Brief description of the transaction	Amount (thousand EUR)
—	—	—

C.5	Identify, where appropriate, any conflicts of interest affecting company directors pursuant to Article 127 of the Spanish Companies Act (Ley de Sociedades Anónimas)[6].

YES  ☐             NO  ☒

During fiscal year 2012, there were 74 cases where directors, including those in senior management, abstained from participating in meetings or voting on resolutions of the board of directors or its committees, in compliance with article 229 of the Spanish Corporate Enterprises Act and thus avoiding potential conflicts of interest.

[6]	Conflicts of interest are regulated under Article 229 of the Corporate Enterprises Act.

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The breakdown of the 74 cases is as follows: on 18 occasions the matter being deliberated was the appointment or re-election of directors; on 38 it was the approval of director pay and other contract terms; in nine instances, the deliberations related to financing proposals for companies related to several directors or the directors themselves; five times the issue was the annual verification of director status which, in accordance with article 6.3 of the Board Rules, was carried out by the appointments and remuneration committee at its meeting of 17 February 2012; twice the matter was the assessment, tasked under article 17.4 (k) of the Board Rules to the appointments and remuneration committee, of directors’ professional commitments with a view to determining whether they could impede the dedication to the post required of directors; once to approve a contribution to a charity chaired by a director; and once to state in the minutes the Board’s gratitude for the work performed by a specific director.

C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

•	Directors.

In the case of the Bank’s directors, conflicts of interest are governed by Article 30 of the Rules and Regulations of the Board, which stipulates that directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they may be involved. If the conflict arises from a transaction with the Bank, the director shall not be allowed to conduct it unless the board, following a report from the appointments and remuneration committee, approves such transaction. In the event of conflict, the director involved shall not participate in the deliberations and decisions on the transaction to which the conflict refers.

•	Mechanisms used to detect, determine and resolve conflicts of interests with members of senior management who are not directors.

The mechanisms used to detect conflicts of interest are essentially based on the obligation to declare any such conflicts of interest by the persons subject to the code of conduct in securities markets.

This code, which may be found on the Group’s corporate website (www.santander.com), governs the obligation to declare conflicts of interest under Title I, chapter III, letter A (“Statement of Personal Situation”). Specifically relevant are sections 12 and 13 of the code, the texts of which are set forth below:

“12. General statement of linkages.

Subjected Persons should present a statement to Compliance Management detailing their linkages. Such statement should be constantly updated.

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13. Situations of possible conflict.

Subjected Persons should notify Compliance Management of any situation in which a conflict of interest could occur, from the point of view of an impartial and unbiased observer and with respect to a specific act, service or operation, owing to the linkages of such Subjected Person or because of any other reason or circumstance.”

Title 1, chapter III, letter B (Conduct in the event of conflicts of interest) of the code of conduct in securities markets regulates the actions of subjected persons in conflicts of interest based on the principle of avoiding conflicts of interests. Point 14 of the code states:

“Subjected Persons shall endeavour to avoid conflicts of interests, both their own and those of the Group, and if affected personally by such conflicts, shall abstain from deciding (or where applicable, issuing) their vote in situations where such conflicts.”

Regarding the rules to be applied in resolving conflicts of interest, section 15 of the code provides that the following shall be borne in mind:

“15.1 In the event of a conflict between the Group and a customer, the safeguarding of the latter’s interests.

15.2 In the event of a conflict between Subjected Persons and the Group, the loyal obligation of the former.

15.3 In the event of a conflict between customers, the affected persons will be notified, and the services or operations where the conflict is present may only be implemented if the affected parties agree. The favouring of any affected party shall be avoided.”

Decision-making bodies that regulate and resolve conflicts of interest:

•	Directors.

These matters are the responsibility of the board of directors.

•	Senior management.

The provisions contained in title I, chapter III, letter B (“Conduct in the event of a conflict of interest”), section 15, establishes the following decision-making bodies:

“Conflicts of interest shall be resolved by the person holding maximum responsibility for the Inside Area so affected. If several areas are affected, the resolution shall be made by the immediately senior officer of all such areas, or if none of the foregoing rules are applicable, by whomsoever Compliance Management may decide. In the event of any doubt, Compliance Management should be consulted.”

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C.7	Is more than one group company listed in Spain?

YES  ☒            NO  ☐

Identify the listed subsidiaries in Spain:

Listed subsidiary companies

Banco Español de Crédito, S.A. (Banesto)

On 9 January 2013, Banco Santander, S.A. (Santander) announced that its board of directors and that of Banesto had agreed the common draft terms of the proposed merger between Santander and Banesto.

The plan is to submit the common draft terms of merger to the respective annual general shareholders’ meetings of Santander and Banesto scheduled for March 2013.

For further information, please see the significant event notice filed by Santander on 9 January 2013.

Indicate if the areas of activity and future business relations between them have been publicly defined in detail, as well as the listed subsidiaries with other companies in the group:

YES  ☒             NO  ☐

Define the possible business relationship between the listed subsidiary company and the other companies in the group

The document “Framework for the Relationship between Santander and Banesto”, which can be found on the Group’s website (www.santander.com), establishes the rules defining the framework for the relationship between Banco Santander as the dominant company and its listed subsidiary, Banesto. This is line with Recommendation 2 of the Unified Code. These rules define the respective areas of activity and possible business relationships, as well as the mechanisms in place to resolve any potential cases of conflict of interest. To this end, it establishes that any intergroup transaction between Santander and Banesto must be agreed under reasonable market terms taking into consideration the nature of the transaction, volumes and other relevant circumstances which may impact.

Identify the mechanisms in place to resolve potential conflicts of interest between the listed subsidiary and the other companies in the group:

Mechanisms to resolve potential conflicts of interest

Conflicts of interest are regulated by chapter VI of the document “Framework for the Relationship between Santander and Banesto (“Conflict management. Regulations of the Relationship”).

Under this document, intra-group operations are understood to mean ordinary or extraordinary commercial operations, between a Grupo Santander company (including Santander) and a Grupo Banesto company (including Banesto).

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The mechanisms in place to resolve conflicts of interest as set out in the Framework for the Relationship between Santander and Banesto are the following:

“10. Members of the board.

Persons who hold executive positions in Santander or Banesto and also form part of the board of another institution shall participate in the debates and decisions of the latter avoiding the appearance of any conflict of interests arising from their dual status, or if this is not possible, abstaining whenever such conflicts arise.

In any event, they shall act as contemplated in the corporate Code of Conduct for Securities Markets.

11. Yearly reporting.

In the Annual Report and the Annual Report on Corporate Governance (and where applicable, in the Periodic Public Information), in accordance with the regulations applicable to each of such documents, information will be included on intra-group operations as related party transactions.

12. Communications.

The parties designate their respective Heads of Compliance as the persons through whom they will make the ordinary communications that are necessary in executing the rules contained herein.”

D	RISK CONTROL SYSTEMS

D.1	Give a general description of risk policy in the company and/or its group, detailing and evaluating the risks covered by the system, together with evidence that the system is appropriate for the profile of each type of risk.

The Risk Management report within the Group’s 2012 annual report (pages 160 et seq.) includes detailed information on this subject.

D.2	Indicate whether the company or Group has been exposed to different types of risk (operational, technological, financial, legal, reputational, fiscal…) during the year:

YES  ☒             NO  ☐

If so, indicate the circumstances and whether the established control systems worked adequately:

Risks occurring in the year	Circumstances responsible for this occurrence	Operation of control systems
—	—	—

The Risk Management report within the Group’s 2012 annual report (pages 160 et seq.) includes detailed information on this subject.

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D.3.	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.

YES  ☒             NO  ☐

If so, please explain its duties.

•	Governing body and its duties:

Article 3.2 of the Rules and Regulations of the Board expressly states that management of the general risk policy is part of the general supervisory duties of the board, and, as such is identified as an integral part of its mission.

Among the board committees, the most relevant to this area is the risk committee, whose duties and functions, regulated under Article 15 of the Rules and Regulations of the Board, are detailed in section B.2.3.2 of this form.

The audit and compliance committee, whose duties and functions are regulated under Article 16 of the Rules and Regulations of the Board, as itemised in section B.2.3.3 of this report, also has oversight powers with respect to control mechanisms.

The Group’s Risk Policy is orientated toward maintaining a predictable and medium to low risk profile, both in terms of credit risk and market risk.

D.4	Identify and describe the processes for compliance with the regulations applicable to the company and/or its Group.

Compliance risk is the risk of the Bank and/or its Group receiving a sanction, economic or other, or exposure to other types of disciplinary measures by supervisors as a result of failing to comply with the law, regulations, rules, self-regulation standards of the organisation and applicable codes of conduct.

The audit and compliance committee reports to the board on its compliance function on an on-going basis. The chief compliance officer took part in the 11 meetings held by this committee last year.

Banco Santander’s compliance committee held five meetings in 2012.

Corporate compliance framework

In a meeting taking place on 21 May 2012, the chief compliance officer made a presentation to the audit and compliance committee regarding the corporate compliance framework, the purpose of which is to provide the Group with an overview of regulatory risk and to unify the organisational structures of the various compliance departments.

The main progress made since this framework was approved three years ago includes: i) the preparation and implementation of compliance risk maps; ii) the establishment of annual work programmes in which the local compliance departments present and agree with the corporate compliance department their management priorities for the year ahead; iii) the establishment of functional reporting by the local compliance departments to the corporate compliance department and the participation by the chief compliance officer in setting the targets and performance evaluation criteria for the local compliance officers; and iv) the creation of joint regulatory compliance committees with other Group departments.

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Marketing of products and framework for control and monitoring of the Markets in Financial Instruments Directive (MiFID)

Since 1999, the Group’s compliance area has been developing the processes related to the approval of new products and services offered to customers through the global new products committee, currently known as the corporate sales and marketing committee.

In 2012, the corporate sales and marketing committee held 14 meetings, at which 140 products and services were reviewed.

In addition, 61 non-new products and services were reviewed by the corporate office of reputational risk management during the year.

The body with decision-making power in the monitoring arena is the corporate oversight committee, which each week debates and decides on specific issues relating to the marketing of products and services.

In 2012, the oversight committee met 44 times, resolving incidents as they arose and analysing product and service follow-up information both in Spain and at the Group’s international business units.

Over the course of the year, both the audit and compliance committee and the regulatory compliance committee were provided updates on the MiFiD control and monitoring framework and on a number of matters related to the MiFID rules, which essentially regulate the organisation of companies that provide investment services, customer, investor and market protection and alternative forms of marketing products.

Anti-money laundering

The Group’s money-laundering prevention policies and systems are applied globally and at the corporate level. The prevention organisation comprises 182 units of the Group in 38 countries. At present, the Group’s prevention of money laundering and financing of terrorism employs 714 staff, three quarters of which do so with exclusive dedication.

Over the course of 2012, the audit and compliance committee was updated by the chief compliance officer on the Group’s system for the prevention of money laundering and terrorist funding and on specific regulatory matters that affected a number of related business units.

Measures proposed by the supervisory authorities

The audit and compliance committee is tasked with reviewing compliance with such courses of action and measures as result from the reports issued or the inspection proceedings carried out by the administrative authorities having functions of supervision and control.

In 2012, the audit and compliance committee had access to the reports issued by supervisory authorities both in Spain and in other countries where the Group does business. In addition, this committee received regular monitoring reports on the main issues, verifying the proper implementation of the proposed measures.

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Both the presentations made by the heads of the management control division on the basis of the model for interacting with supervisors and the reports submitted by the chief compliance officer enabled the audit and compliance committee to build a very comprehensive picture of regulatory risk at the Santander Group.

E	GENERAL SHAREHOLDERS’ MEETINGS

E.1	Indicate the quorum required for constitution of the general shareholders’ meeting established in the company’s bylaws. Describe how it differs from the system of minimum quorums established in the Spanish Companies Act (Ley de Sociedades Anónimas)[7].

YES  ☐            NO   ☒

	Quorum % other than that established in Article 102[8] of the Spanish Companies Act (Ley de Sociedades Anónimas) in general	Quorum % other than that established in Article 103[9] of the Spanish Companies Act (Ley de Sociedades Anónimas) for special cases in Article 103[10]
Quorum required for first call	—	—
Quorum required for second call	—	—

Description of the differences

There are none

The quorum required to hold a valid general shareholders’ meeting established in the Bylaws (Article 25) and in the Rules and Regulations for the general shareholders’ meeting (Article 12) is the same as provided under the Spanish Corporate Enterprises Act.

Therefore, Articles 193 and 194.1 and 194.2 of the Spanish Corporate Enterprises Act apply, the text of which is as follows:

“Article 193. Quorum in joint stock companies

1. In joint stock companies, the general shareholders’ meeting shall be deemed to reach a quorum in the first call when the shareholders present or represented own at least twenty-five per cent of the subscribed capital with voting rights. The by-laws may establish a higher quorum.

2. In the second call, a quorum shall be deemed to be reached regardless of the amount of share capital present or represented, unless the by-laws establish a quorum, which must be less than the quorum established or required by law for the first call.

[7]	Now the Spanish Corporate Enterprises Act.
[8]	Now Article 193 of the Spanish Corporate Enterprises Act.
[9]	Now Articles 194 and 201 of the Spanish Corporate Enterprises Act.

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Article 194. Stricter quorum requirements in special cases.

1. In joint stock companies, shareholders holding at least fifty per cent of the subscribed capital with voting rights must be present or represented in the first call for the general shareholders’ meeting or extraordinary general shareholders’ meeting to validly adopt decisions regarding: an increase or reduction of the company share capital or any other amendment to the by-laws; the issue of bonds or debentures; the cancellation or restriction of the pre-emptive rights to acquire new shares; the conversion, merger, spin-off or global assignment of assets and liabilities; and the transfer of the registered office abroad.

2. Twenty-five per cent of the share capital present or represented shall suffice in the second call.

(…).”

E.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework set forth in the Spanish Companies Act (Ley de Sociedades Anónimas)[10]:

YES  ☐             NO  ☒

Describe how they differ from the rules established under the Spanish Companies Act (Ley de Sociedades Anónimas).

	Majority other than that established in Article 103.2[11] of the Spanish Companies Act (Ley de Sociedades Anónimas) for cases in Article 103.1[12]	Other majorities
% established for the adoption of agreements	—	—

Describe the difference

There are none

[10]	Now the Spanish Corporate Enterprises Act.
[11]	Now Article 194.2 of the Spanish Corporate Enterprises Act.
[12]	Now Article 194.1 of the Spanish Corporate Enterprises Act.

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The rules governing the adoption of corporate resolutions by the shareholders at the annual general shareholders’ meeting do not differ from the rules provided by the Spanish Corporate Enterprises Act, as set forth in Article 35 of the Bylaws and Article 23.1 of the Rules and Regulations for the general shareholders’ meeting.

Therefore, Articles 159.1 and 201.2 of the Spanish Corporate Enterprises Act apply, the text of which is as follows:

Article 159. Annual general shareholders’ meeting.

“1. The partners or shareholders, assembled in an annual general shareholders’ meeting, shall adopt decisions on the matters whose competence is reserved to the general shareholders’ meeting by majority vote as defined by law or in the by-laws(15).

Article 201.2. Majorities.

“2. Adoption of the decisions referred to in Article 194 shall require a two-thirds majority of the share capital present or represented at the meeting when, at second call, at least twenty-five but less than fifty per cent of the subscribed capital with voting rights is in attendance(15).

E.3	List all shareholders’ rights regarding the General Meetings other than those established under the Spanish Companies Act (Ley de Sociedades Anónimas).

The rights granted to the shareholders by the Bylaws and the general shareholders’ meeting Rules and Regulations with respect to general shareholders’ meetings are the same as the rights provided for in the Spanish Corporate Enterprises Act.

E.4	Indicate the measures, if any, adopted to encourage shareholder participation at general shareholders’ meetings.

The board of directors expressly encourages the informed participation of shareholders at general shareholders’ meetings, as evidenced by Article 31.3 of their rules and regulations, pursuant to which:

“The board of directors shall encourage the informed participation of the shareholders at the general shareholders’ meetings and shall adopt such measures as may be appropriate to make it easier for the shareholders acting at a General Shareholders’ Meeting to effectively exercise the powers conferred upon them by Law and the bylaws.

In particular, the board of directors shall make available to the shareholders, prior to the general shareholders’ meeting, all such information as may be legally required. The board, acting through the general secretary, shall respond in writing to those requests which, in the exercise of the right to receive information as contemplated by law, the shareholders may submit in writing to the board as much in advance of the general shareholders’ meeting as may be requisite.

In addition, the board shall, by means of its chairman or, if applicable and if so decided by the chairman, by means of the chairman of the audit and compliance committee, any director, the general secretary or, if appropriate, any employee or expert in the issues, respond, when it is admissible under the provisions of Law, the bylaws or the regulations for the general shareholders’ meeting, to any questions that the shareholders may pose verbally during the course of the general shareholders’ meeting in connection with the matters included in the agenda. When it is impossible to satisfy the shareholder’s right at such time, the requested information shall, if appropriate, be provided in writing within seven days following the end of the general shareholders’ meeting.

Furthermore, the board of directors shall maintain and make available to the shareholders an updated website of the Bank, with due observance of the applicable regulations, where all such information as is required under legal or bylaw provisions or regulations may be accessed.”

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In addition, under article 520 of the Spanish Corporate Enterprises Act, shareholders’ right to information includes publicly-accessible Bank information reported to the Spanish Security Markets Commission (CNMV) since the last annual general shareholders’ meeting and the auditor’s report:

“1. The exercise of shareholders’ right to information is governed by the provisions of Article 197. In addition, shareholders may ask directors, in writing up to the seventh day prior to the date of the meeting or verbally on the occasion thereof, for any clarifications they deem necessary about the auditor’s report and about any publicly accessible information furnished by the company to the National Securities Market Commission from the date of the preceding general shareholders’ meeting.

2. Directors shall not be required to reply to specific shareholders’ questions when, prior to their formulation, the information requested was clearly and directly available to all shareholders on the company website in question-answer form.”

Measures adopted to foster the informed participation of the shareholders

Amongst the measures adopted by the Bank to foster informed participation of shareholders in the general shareholders’ meetings are the following:

•	Eligibility to attend the general shareholders’ meetings being the holder of only one share.

•	No system of share blocking to identify those persons with the right to attend the general shareholders’ meeting. The only requirement is to have any number of shares registered in the name of the shareholders five days prior to the day on which the general shareholders’ meeting is to be held.

•	Remote attendance using teleconference facilities, and the exercising of voting rights via post, in person or electronically.

•	The possibility that the shareholders can exercise their right to information via email, by writing to the email address junta.accionistas@santander.com from the date the call to meeting is issued.

•	Separate voting on issues such as the appointment of directors and Articles or groups of Articles that are materially different in the case of amendments to the Bank Bylaws or the Rules and Regulations for the general shareholders’ meeting, except for votes on complete texts of the Bylaws or the Rules and Regulations of the general shareholders’ meeting.

•	Delegation to any person, whether or not they are a shareholder.

•	Presence of a notary public to prepare the minutes of the general shareholders’ Meeting.

Information provided to shareholders and communication with them.

During 2012, there were 565 meetings with investors and a permanent channel of communication was maintained with analysts and ratings agencies, entailing personal contact with more than 1,190 investors/analysts.

The IR and analyst relations department was awarded several prizes in 2012; notably IR Magazine named it the best IR and analyst team in the European financial sector in the sell side category; the department ranked second in this same category in the poll conducted by Institutional Investor.

Santander continued to reinforce its shareholder communication and care channels through the eight shareholder offices it has in the major markets in which it operates: Spain, the United Kingdom, the United States, Brazil, Mexico, Portugal, Chile and Argentina. A new shareholder office was added in Mexico in conjunction with the Mexican subsidiary’s IPO.

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Telephone hotlines	215,278 queries
Shareholder e-mail	22,710 e-mails answered 212,806 subscriptions
Economic forums	12,505 attendees 161 held
SMS alerts	963,401 alerts sent 70,261 subscriptions
Letters	612,500 letters answered

Finally, in compliance with the CNMV recommendations on meetings with analysts and investors, invitations to these meetings are published in advance along with the necessary documentation.

E.5	Indicate whether the general shareholders’ meeting is presided by the chairman of the board of directors. List the measures, if any, adopted to guarantee the independence and correct operation of the general shareholders’ meeting:

YES  ☒             NO  ☐

Details of measures

The Bank Bylaws (Article 29.2) and the Rules and Regulations for the general shareholders’ meeting (Article 13.2) state that the chairman of the board of directors or, in his absence, the vice chairman serving in his stead pursuant to Article 44, and in the absence of both the chairman and the vice chairman, the director designated by the board of directors, shall preside over general shareholders’ meetings. Likewise, should there be no designated director, the meeting shall be presided over by a shareholder appointed by all the shareholders present at the meeting.

Measures adopted to ensure independence and proper operation of the annual general shareholders’ meeting:

At the annual general shareholders’ meeting of 21 June 2003, shareholders approved the Rules and Regulations for the General Shareholders’ Meeting. Thereafter, Law 26/2003, of 17 July became effective, which amended Law 24/1988, of 28 July on the Securities Market and the revised text of the Companies Law, approved by Royal Decree 1564/1989 of 22 December, in order to reinforce the transparency of the listed companies. At the annual general shareholders’ meeting held on 19 June 2004, the shareholders approved, upon the proposal of the board of directors, new regulations that incorporate the new features incorporated by such law, with the regulations amended in 2006, 2007, 2008, 2011 and 2012.

The Rules and Regulations for the General Shareholders’ Meeting, which include a detailed set of measures ensuring the independence and proper operation of the general shareholders’ meeting, may be found on the website of the Group at the address specified in E.6. below.

Among the specific measures implemented by the Bank to improve the operation of the general shareholders’ meeting, some of the most noteworthy are those implemented in 2004 including voting and proxy-granting by electronic procedures (Internet) and postal voting.

Since the 2005 annual general shareholders’ meeting, the Bank’s shareholders are able to participate and exercise their rights remotely by correspondence. In addition, since the 2011 annual general shareholders’ meeting, an online shareholder forum is made available on the corporate website.

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E.6	Indicate the amendments, if any, made to the General Shareholders’ Meeting Regulations during the year.

In general shareholders’ meeting on 30 March 2012, the Bank’s shareholders ratified amendments to the Bank’s Bylaws in order to adapt their content to prevailing corporate legislation, including, specifically, the legislative amendments deriving from Law 25/2011, of 1 August, partially amending the Corporate Enterprises Act (Ley de Sociedades de Capital) and incorporating the tenets of Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies.

The foregoing bylaw amendments triggered certain changes to the meeting rules that were similarly approved at the aforementioned general shareholders’ meeting.

These regulations can be found on the corporate website (www.santander.com), in the Information for Shareholders and Investors section within the corporate governance submenu.

E.7	Indicate the attendance figures for the General Shareholders’ Meetings held during the year.

The following table brings together voting data as a percentage of Bank capital used in different voting and proxy systems that were available to shareholders in the general shareholders’ meeting held on 30 March 2012:

	Attendance data
Date of general shareholders’ meeting	% attending in person		% by proxy		% remote voting		Total
30/03/2012	0.404	% (1)	39.016	%(2)	15.454	%(3)	54.874%

(1)	Of the percentage specified (0.404%), 0.002% corresponds to the capital represented by proxies granted via Internet.
(2)	The percentage of capital represented by proxies granted via Internet was 0.060%.
(3)	Of the percentage specified (15.454%), 15.443% corresponds to postal votes and the rest to electronic votes.

E.8	Briefly indicate the resolutions adopted at the General Shareholders’ Meetings held during the year and the percentage of votes with which each resolution was adopted.

Below is a summary of the resolutions adopted by the shareholders at the general shareholders’ meeting held on 30 March 2012 and the percentage of votes by which each of such resolutions was passed.

The complete text of these resolutions can be found on the Group’s website (www.santander.com).

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ORDINARY SHAREHOLDERS’ MEETING OF 30 MARCH 2012

VOTES (%)

	For	Against	Blank	Abstention
1. Annual accounts and corporate management.

One A.- Examination and, if appropriate, approval of the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement and notes) of Banco Santander, S.A. and its consolidated Group with respect to the Financial Year ended 31 December 2011.	99.219	0.099	0.023	0.659
One B.- Examination and, if appropriate, approval of the corporate management for Financial Year 2011.	97.981	1.150	0.023	0.845

2. Application of results obtained during Financial Year 2011.	99.146	0.166	0.026	0.662

3. Board of Directors: appointment, re-election and ratification of directors.

Three A – Appointment of Ms Esther Giménez-Salinas i Colomer.	98.531	0.732	0.030	0.707

Three B.- Ratification of the appointment and re-election of Mr Vittorio Corbo Lioi.	72.235	26.887	0.029	0.849

Three C.- Re-election of Mr Juan Rodríguez Inciarte.	77.777	21.406	0.028	0.788

Three D.- Re-election of Mr Emilio Botín-Sanz de Sautuola y García de los Ríos.	74.755	24.271	0.027	0.947

Three E.- Re-election of Mr Matías Rodríguez Inciarte.	77.415	21.708	0.026	0.851

Three F.- Re-election of Mr Manuel Soto Serrano.	71.520	27.605	0.029	0.846

4. Re-election of the auditor for financial year 2012.	97.682	1.337	0.032	0.949

5. Bylaws: amendment of Articles 22 (types of general shareholders’ meetings), 23 (power and duty to call a meeting), 24 (call of a general shareholders’ meeting), 27 (attendance at the general shareholders’ meeting by proxy), 31 (right to receive information), 61 (website) and 69 (supervening assets and liabilities).

Five A.- Amendment of Articles 22 (types of general shareholders’ meetings), 23 (power and duty to call a meeting), 24 (call of a general shareholders’ meeting), 27 (attendance at the general shareholders’ meeting by proxy), 31 (right to receive information) and 61 (website).	99.110	0.103	0.037	0.750

Five B.- Amendment of Article 69 (supervening assets and liabilities).	99.157	0.099	0.032	0.712

6. Rules and Regulations for the General Shareholders’ Meeting: amendment of Articles 4 (call to the general shareholders’ meeting), 5 (announcement of the call to meeting), 6 (information available as of the date of the call to meeting), 7 (right to receive information prior to the holding of the general shareholders’ meeting), 8 (proxies), 18 (information), 19 (proposals), 21 (voting on proposed resolutions), 22 (fractional voting) and 26 (publication of resolutions).

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Six A.- Amendment of Articles 4 (call to the general shareholders’ meeting), 5 (announcement of the call to meeting), 6 (information available as of the date of the call to meeting), 7 (right to receive information prior to the holding of the general shareholders’ meeting) and 8 (proxies).	99.076	0.105	0.035	0.784

Six B.- Amendment of Articles 18 (information), 19 (proposals), 21 (voting on proposed resolutions) 22 (fractional voting) and 26 (publication of resolutions).	99.107	0.163	0.029	0.700

7. Delegation to the Board of Directors of the power to carry out the resolution to be adopted by the shareholders at the Meeting to increase the share capital pursuant to the provisions of Section 297.1.a) of the Spanish Corporate Enterprises Act, depriving of effect the authorisation granted by means of Resolution Seven adopted by the shareholders at the Ordinary General Shareholders’ Meeting of 17 June 2011.	95.923	3.290	0.031	0.756

8. Authorisation to the Board of Directors such that, pursuant to the provisions of Section 297.1.b) of the Spanish Corporate Enterprises Act, it may increase the share capital on one or more occasions and at any time, within a period of three years, by means of cash contributions and by a maximum nominal amount of 2,269,213,350 euros, all upon such terms and conditions as it deems appropriate, depriving of effect, to the extent of the unused amount, the authorisation granted under resolution Seven II) adopted at the Ordinary General Shareholders’ Meeting of 19 June 2009. Delegation of the power to exclude pre-emptive rights, as provided by Section 506 of the Spanish Corporate Enterprises Act.	89.700	9.474	0.023	0.803

9. Nine A.- Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price and power to use voluntary reserves from retained earnings for such purpose. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.	98.850	0.380	0.024	0.745

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Nine B.- Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to purchase free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment.	98.976	0.252	0.026	0.746

Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Nine C.- Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to purchase free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment.	98.967	0.256	0.028	0.750

Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

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Nine D.- Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to purchase free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment.	98.907	0.315	0.028	0.750

Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

10. Ten A.- Delegation to the Board of Directors of the power to issue fixed-income securities, preferred interests or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Bank. Establishment of the standards for determining the basis and methods for the conversion and/or exchange and grant to the Board of Directors of the power to increase share capital by the required amount, as well as to exclude the pre-emptive rights of shareholders. To deprive of effect, to the extent not used, the delegation of powers approved by resolution Nine A II) of the shareholders acting at the Ordinary General Shareholders’ Meeting of 17 June 2011.	91.969	7.281	0.027	0.722

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Ten B.- Delegation to the Board of Directors of the power to issue fixed-income securities, preferred interests or debt instruments of a similar nature (including certificates, promissory notes and warrants) that are not convertible into shares.	98.555	0.645	0.035	0.765

Ten C.- Possibility of voluntary early conversion of the mandatorily convertible debentures issued by Banco Santander, S.A. in 2007.	98.620	0.600	0.030	0.750

11. Approval, under items Eleven A and Eleven B, of the application of new plans or cycles for the delivery of Santander shares for implementation by the Bank and by companies of the Santander Group and linked to certain continuity requirements and the progress of the Group, and, under item Eleven C, of the application of a plan for employees of Santander UK plc and other companies of the Group in the United Kingdom

Eleven A.- Second cycle of the Deferred and Conditional Variable Remuneration Plan.	92.723	3.708	0.030	3.539

Eleven B.- Third cycle of the Deferred and Conditional Share Plan.	91.840	4.523	0.030	3.607

Eleven C.- Incentive plan for employees of Santander UK plc and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.	97.303	1.981	0.032	0.685

12. Authorisation to the Board of Directors to interpret, remedy, supplement, carry out and further develop the resolutions adopted by the shareholders at the Meeting, as well as to delegate the powers received from the shareholders at the Meeting, and grant of powers to convert such resolutions into notarial instruments.	99.188	0.121	0.029	0.662

13. Annual report on director remuneration policy[13].	88.371	8.109	0.033	3.487

[13]	This agenda item was submitted to advisory vote.

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E.9	Indicate whether the bylaws impose any minimum requirement on the number of shares needed to attend the General Shareholders’ Meetings:

YES  ☐             NO  ☒

Number of shares required to attend the general shareholders’ meeting	One share

The annual general shareholders’ meeting held on 19 June 2004, approved an amendment to the Bylaws to allow shareholders with any number of shares to attend the general shareholders’ meeting.

The first paragraph of Article 26.1 of the current Bylaws states the following:

“The holders of any number of shares registered in their name in the respective book entry registry five days prior to the date on which the general shareholders’ meeting is to be held and who are current in the payment of capital calls shall be entitled to attend general shareholders’ meetings”.

E.10	Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.

The proxy card expressly sets forth all the items on the agenda and requests the proxy-holder’s vote on each of such items. The identity of the proxy-holder shall also be requested.

In order to ensure the exercise of voting rights, the cards provide that:

•	If the proxy has not been granted to a specific person, it shall be deemed to be granted to the chairman of the board.

•	If no voting instructions have been provided, it shall be deemed that the vote is in favour of the proposal of the board of directors.

In addition, pursuant to old Article 114 of the Securities Market Act, as amended by Law 26/2003, of 17 July, on the Transparency of Listed Companies, the proxy cards used at the general shareholders’ meetings taking place since 2004, those held by the Bank to date since Law 26/2003 was enacted, provide that if the shareholder proxies have a conflict of interest in voting for any of the resolutions, whether or not included in the agenda submitted at the general shareholders’ meeting, the proxy shall be deemed to be granted to the general secretary of the Bank.

The annual general shareholders’ meeting held on 17 June 2006 approved the amendment of the Articles in the Bylaws and the Rules and Regulations for the general shareholders’ meeting to allow the delegation of a vote to a non-shareholder. This right is recognised in Article 27.1 of the Bylaws and in the first paragraph in Article 8 of the Rules and Regulations for the general shareholders’ meeting, stating:

Article 27.1 of the Bylaws (first sentence)

“All shareholders having the right to attend the meeting may be represented at a general shareholders’ meeting by another person, even if such person is not a shareholder. The proxy shall be granted in writing or by electronic means.”

Article 8 of the Rules and Regulations for the general shareholders’ meeting (first paragraph, first sentence)

“Without prejudice to the provisions of the bylaws, the right to attend the General Shareholders’ Meeting may be delegated to any individual or legal person.”

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In the case of remote representation, the rules described in Article 27.5, 6, 7 and 8 of Bylaws apply, stating:

Articles 27.5, 6, 7 and 8 of the Bylaws

“5. When a proxy is granted or notified to the Bank by remote means of communication, it shall only be deemed valid if the grant is made:

a)	by hand-delivery or postal correspondence, sending the Bank the duly signed and completed attendance and proxy card, or by other written means that, in the judgment of the board of directors recorded in a resolution adopted previously for such purpose, allows for due confirmation of the identity of the shareholder granting the proxy and of the representative being appointed, or

b)	by electronic correspondence or communication with the Bank, including an electronic copy of the attendance and proxy card; such electronic copy shall specify the representation being granted and the identity of the party represented, and shall include the electronic signature or other form of identification of the shareholder being represented, in accordance with the conditions set by the board of directors recorded in a resolution adopted for such purpose in order to ensure that this system of representation includes adequate assurances regarding authenticity and the identity of the shareholder represented.”

“6. In order to be valid, a proxy granted or notified by any of the foregoing means of remote communication must be received by the Bank before midnight of the third day prior to the date the shareholders’ meeting is to be held on first call. In the resolution approving the call to the meeting in question, the board of directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting. Pursuant to the provisions of Article 34.5 below, the board may further develop the foregoing provisions regarding proxies granted by remote means of communication.”

“7. A proxy is always revocable. In order to be enforceable, the revocation of a proxy must be notified to the Company by complying with the same requirements established for notification of the appointment of a representative or otherwise result from application of the rules of priority among proxy-granting, distance voting and personal attendance at the meeting that are set forth in the respective announcement of the call to meeting. In particular, attendance at the shareholders’ meeting, whether physically or by casting a distance vote, shall entail the revocation of any proxy that may have been granted, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Bank becomes aware.

The proxy may include items which, even if not included in the agenda, may be discussed at the shareholders’ meeting because the law so permits. If the proxy does not include such items, it shall be deemed that the shareholder granting the proxy instructs his representative to abstain when such items are put to the vote.”

E.11	Indicate whether the company is aware of the policy of institutional investors on whether or not to participate in the company’s decision-making processes.

YES  ☐             NO  ☒

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E.12	Indicate the address and mode of accessing corporate governance content on your company’s website.

All the information required by Article 539 of the Corporate Enterprises Act and by Order ECO/3722/2003 has been available in the “Information for Shareholders and Investors” section of the Group’s corporate website (www.santander.com) since 2004.

The corporate website, which organises its content into specific sections for institutional investors and shareholders, and is available in Spanish, English and Portuguese, receives approximately 124,000 visits a week.

The following can be found on this website, among other items:

•	The Bank’s Bylaws

•	The Rules and Regulations of the General Shareholders’ Meeting

•	The Rules and Regulations of the Board of Directors

•	The professional biographies and other information on the directors, upholding Recommendation 28 of the Unified Code.

•	The Annual Report

•	The Annual Corporate Governance Report

•	The Code of Conduct in Securities Markets

•	The General Code of Conduct

•	Sustainability Report

•	Reports from the audit and compliance committee and the appointments and remuneration committee

•	The framework of the relationship between Santander and Banesto established under recommendation 2 of the Unified Code.

From the date of its publication, the call to the general shareholders’ meeting for 2013 can be consulted on the website. The meeting information provided will include the resolutions for ratification and the mechanisms for exercising the right to receive information, the right to grant proxies and the right to vote, including an explanation of how to use the distance voting mechanisms, and the rules governing the online shareholders’ forum which the Bank will set up within its corporate website (www.santander.com).

F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with corporate governance recommendations.

Should the company not comply with any of them, explain the recommendations, standards, practices or criteria the company applies.

This section details the degree of compliance by the Entity with the recommendations contained in the Report of the Special Working Group on the Good Governance of Listed Companies, dated 22 May 2006 (the “Unified Code”), analysing each of the recommendations and including text from the Bank Bylaws and the Rules and Regulations of the general shareholders’ meeting and the board of directors as applicable.

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1.	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23, E.1 and E.2

Compliant  ☒              Explain  ☐

In keeping with Articles 26.1 (paragraph one) and 35.2 of the Bylaws, there are no restrictions on voting right or on the acquisition or transfer of shares.

Article 26.1 (first paragraph) of the Bylaws

“The holders of any number of shares registered in their name in the respective book entry registry five days prior to the date on which the general shareholders’ meeting is to be held and who are current in the payment of capital calls shall be entitled to attend general shareholders’ meetings”.

Article 35.2 of the Bylaws

“The attendees at the general shareholders’ meeting shall have one vote for each share which they hold or represent. Non-voting shares shall have the right to vote in the specific cases laid down in the Spanish Capital Corporations Law.”

2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections: C.4 and C.7

Compliant  ☒     Partially compliant  ☐     Explain  ☐     Not applicable  ☐

The board of directors of the Bank has taken on this Recommendation defining, through a group of regulations, the framework for the relationship between Banco Santander, as the dominant company, and Banesto, their respective areas of activities and possible business relationships, as well as the mechanisms in place to resolve any potential conflict of interest. These regulations can be found on the Group’s website (www.santander.com).

On 9 January 2013, Banco Santander, S.A. (Santander) announced that its board of directors and that of Banesto had agreed the common draft terms of the proposed merger between Santander and Banesto.

The plan is to submit the common draft terms of merger to the respective ordinary general shareholders’ meetings of Santander and Banesto scheduled for March 2013.

For further information, please see the significant event notice filed by Santander on 9 January 2013.

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3.	Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the general shareholders’ meeting for approval or ratification. In particular:

a)	The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation.

Compliant  ☒     Partially compliant  ☐     Explain  ☐

The basic rules and regulations of the Bank expressly accept the authority of the general shareholders’ meeting to take decisions regarding certain operations of special relevance. Article 20.2 of the Bylaws and Article 2.2 of the Rules and Regulations for the General Shareholders’ Meeting reserve the right to approve the subsidiarization or contribution to subsidiaries of the operating assets of the Bank, thus turning the Bank into a mere holding company, to approve, if applicable, the acquisition or disposition of assets whenever, because of the quality and volume because they entail an actual change of the corporate purpose or, to agree operations whose effect would be tantamount to the liquidation of the Bank.

Article 20.2 of the Bylaws

“The general shareholders’ meeting has the power to decide on all matters assigned to it by the law or the bylaws. Specifically and merely by way of example, it has the following powers:

(…)

(xi)	To approve the subsidiarization or contribution to subsidiaries of the operating assets of the Bank, thus turning the Bank into a mere holding company;

(xii)	To approve, if applicable, the acquisition or disposition of assets whenever, because of the quality and volume thereof, they entail an actual change of the corporate purpose; and

(xiii)	Resolutions approving transactions that would have an effect equivalent to the liquidation of the Bank.”

Article 2.2 of the Rules and Regulations for the general shareholders’ meeting

“Pursuant to the provisions of the bylaws, the shareholders at a general shareholders’ meeting may adopt resolutions on any matter pertaining to the Bank, with the following powers being specifically reserved to them:

(…)

(xiii)	To approve the subsidiarization or contribution to subsidiaries of the operating assets of the Bank, thus turning the Bank into a mere holding company;

(xiv)	Approval, if appropriate, of the acquisition or transfer of assets when, due to the quality or volume thereof, such acquisition or transfer entails an effective change in the corporate purpose.

(xv)	Resolutions approving transactions that would have an effect equivalent to the liquidation of the Bank.”

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4.	Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the meeting notice.

Compliant  ☒              Explain  ☐

The Bank makes public the information referred to in Recommendation 4 via its corporate website (www.santander.com). This information is available from the date the shareholders’ meeting is announced until it is held.

Article 6.1 of the Rules and Regulations for the general shareholders’ meeting

“In addition to what is required by provisions of Law or the Bylaws, beginning on the date of publication of the announcement of the call and until the General Shareholders’ Meeting is held, the Bank shall maintain the following information continuously published on its website:

(i) the announcement of the call to meeting;

(ii) the total number of shares and voting rights on the date the meeting is called, with a breakdown by class of shares, if any such classes exist;

(iii) the documents to be submitted to the shareholders at the General Shareholders’ Meeting and, specifically, the reports prepared by directors, auditors and independent experts;

(iv) the full text of the proposed resolutions submitted by the Board of Directors in connection with the items on the agenda or, if none, a report prepared by the competent bodies, containing a discussion of each of the items on the agenda. The proposed resolutions, if any, submitted by the shareholders as provided by Article 5.5 above shall also be included in the order that they are received; and

(v) the forms of the attendance, proxy-granting and distance voting card, unless they are sent directly by the Bank to each shareholder. If they cannot be published on the website for technical reasons, the Bank shall specify how to obtain the forms in paper format, which it shall send to all shareholders that request them.

Furthermore, when there is a supplement to the call to Meeting, the Bank shall starting on the date of publication thereof, also publish on its website the text of the proposals and rationales provided to the Bank and to which such supplement refers.”

5.	Separate votes should be taken at the general shareholders’ meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or groups of articles that are materially different.

See section E.8.

Compliant  ☒     Partially compliant  ☐     Explain  ☐

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The Rules and Regulations for the general shareholders’ meeting (Article 21.2) regulate the practice of separate voting in the appointment of each director, and in the event of amendments to the Bylaws or Rules and Regulations for the general shareholders’ meeting, each Article or group or Articles that are substantially independent. As an exception, all those proposals made that are configured as unitary or indivisible, such as those relating to the approval of a complete text of the Bylaws or the Rules and Regulations of the General Shareholders’ Meeting, shall be voted on as a whole.

Since 2005, the appointment, ratification and re-election of every director have been subject to a separate vote at the general shareholders’ meeting.

Article 21.2 of the Rules and Regulations for the general shareholders’ meeting

“When various proposals are included under a single item of the agenda, they shall be voted upon separately. In particular, there shall be separate voting on the appointment of each director and, in the event of amendments to the Bylaws or these Rules and Regulations, each article or group of articles that are substantially independent. As an exception, all those proposals made that are configured as unitary or indivisible, such as those relating to the approval of a complete text of the Bylaws or the Rules and Regulations for the General Shareholders’ Meeting, shall be voted on as a whole.”

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See section: E.4

Compliant   ☒                     Explain  ☐

Fractional voting will also be allowed, as has been the case in the past, at the next general shareholders’ meeting so that financial intermediaries figuring as legitimate shareholders but that are acting on behalf of various clients can issue their votes according to these clients’ instructions.

Article 22 of the Rules and Regulations for the general shareholders’ meeting expressly discusses this practice.

Article 22 of the Rules and Regulations for the general shareholders’ meeting

“A proxy-holder may represent more than one shareholder, without limitations as to the number of shareholders represented. When a proxy-holder represents more than one shareholder, he may cast votes in different directions in accordance with the instructions given by each shareholder.

In addition, financial intermediaries that appear to have standing as shareholders in the book entry registries may divide their vote when required to carry out the voting instructions received from the various customers.

In other cases, fractional voting shall apply when, in the opinion of the Chairman of the Meeting, it is required for justified reason.”

174

7.	The board of directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximise its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Compliant   ☒     Partially compliant  ☐     Explain  ☐

The board of directors acknowledges the principles set out in Recommendation 7 in the performance of its duties.

Article 40 of the Bylaws

“1.	The board of directors and its representative decision-making bodies shall exercise their powers and, in general, perform their duties with a view to maximising the value of the company in the interest of the shareholders.

2.	Additionally, the board shall ensure that the Bank faithfully complies with applicable law, respects the uses and good practices of the industries or countries where it carries out its activities and observes the additional principles of social responsibility that it has voluntarily accepted”.

Article 5 of the Rules and Regulations of the Board

“The board of directors and its representative decision-making bodies shall exercise their powers and, in general, perform their duties with a view to maximising the value of the company in the interest of the shareholders.

Additionally, the board shall ensure that the Bank faithfully complies with applicable law, respects the uses and good practices of the industries or countries where it carries out its activities and observes the additional principles of social responsibility that it has voluntarily accepted.”

8.	The board should see the core components of its mission as to approve the company’s strategy and authorise the organisational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and in particular:

i)	The strategic or business plan, management targets and annual budgets;

ii)	Investment and financing policy;

iii)	Design of the structure of the corporate group;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy;

vi)	Remuneration and evaluation of senior officers;

vii)	Risk control and management, and the periodic monitoring of internal information and control systems;

viii)	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections: B.1.10, B.1.13, B.1.14 and D.3

175

b)	The following decisions:

i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

See section: B.1.14

ii)	Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

See section: B.1.14

iii)	The financial information that all listed companies must periodically disclose;

iv)	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the general shareholders’ meeting; and

v)	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).

However, board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

1.	They are governed by standard form agreements applied on an across-the-board basis to a large number of clients;

2.	They go through at market rates, generally set by the person supplying the goods or services;

3.	Their amount is no more than 1% of the company’s annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favourable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board

See sections: C.1 and C.6

Compliant   ☒     Partially compliant  ☐     Explain  ☐

176

Article 3.2 of the Rules and Regulations of the Board

“Without prejudice to the foregoing, the policy adopted by the Board consists of delegating the day-to-day management of the Bank to the executive bodies and the management team and focusing its activity on the general supervisory function, assuming and discharging per se, without the power of delegation, the responsibilities entailed in this function and, in particular, those set forth below:

a)	Approval of the general policies and strategies of the Bank, particularly:

(i)	Strategic plans, management targets and annual budget;

(ii)	Dividend and treasury stock policy;

(iii)	General risk management policy;

(iv)	Corporate governance policy;

(v)	Corporate social responsibility policy.

b)	Approval of the policies for the provision of information to and for communication with the shareholders, the markets and the public opinion. The board assumes the duty to provide the markets with prompt, accurate and reliable information, especially in connection with the shareholding structure, any substantial amendments to the rules of governance, related party transactions of particular importance and treasury stock.

c)	Approval of the financial information that the Bank must make public on a periodic basis.

d)	Approval of transactions entailing the acquisition and disposition of substantial assets of the Bank and major corporate transactions, unless such approval must be given by the shareholders at a general shareholders’ meeting, pursuant to the provisions of Article 20 of the Bylaws.

e)	Approval, within the framework of the provisions of Article 58 of the Bylaws, of the remuneration to which each director is entitled.

f)	Approval of the contracts governing the performance by directors of duties other than those of a mere director and the compensation to which they are entitled for the performance of additional duties, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as mere members of the board.

g)	The appointment, remuneration and, if applicable, removal of the members of the senior management, as well as the definition of the basic terms of their contracts Approval of their remuneration and that of any other members not part of senior management with significant remuneration, particular variable remuneration, and whose activities may have a significant impact on the assumption of risks by the Group.

h)	Control of management activities and evaluation of managers

i)	Authorisation for the creation of or acquisition of shareholdings in special purpose vehicles or entities domiciled in countries or territories that are considered tax havens.

j)	And all others specifically provided for in these rules and regulations.

The powers set forth in paragraphs (c), (d), (e), (f), (g) and (i) may be exercised by the executive committee on an emergency basis, with a subsequent report thereof to the board at the first meeting thereafter held by it.”

For letter c) of this recommendation, see section C.3. of this report.

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9.	In the interests of maximum effectiveness and participation, the board of directors should ideally comprise no fewer than five and no more than fifteen members.

See section: B.1.1

Compliant  ☐                      Explain  ☒

Not fully compliant.

In 2006, the general shareholders’ meeting agreed to modify the bylaws, reducing the maximum number of directors from 30 to 22. The minimum was kept at 14.

The board currently has 16 members, compared to 19 at year-end 2011.

The current number of directors – 16 – exceeds the maximum proposed in recommendation 9.

The board of directors considers its size to be adequate in terms of the Group’s size, complexity and geographical diversity. The board considers that its modus operandi, in full and via its committees, in which it has delegated executive, supervisory, advisory, reporting and proposal-making duties, guarantees its effectiveness and due participation by all its members.

10.	External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2, A.3, B.1.3 and B.1.14

Compliant   ☒     Partially compliant  ☐     Explain  ☐

Articles 42.1 of the Bylaws and 6.1 of the Rules and Regulations of the Board stipulate that shareholders at the general shareholders’ meeting shall endeavour to ensure that the board of directors is made up such that external or non-executive directors represent a large majority over executive directors.

The board has a large majority of external directors. Of the 16 directors currently sitting on the board of directors, five are executive and 11 are external. Of the 11 external directors, eight are independent, one is proprietary and two are, in the opinion of the board, neither proprietary nor independent.

The board of directors considers the current number of executive directors to be adequate in terms of the size, complexity and geographical diversity of the Group.

Article 42.1 of the Bylaws

“The shareholders at the general shareholders’ meeting shall endeavour to ensure that the board of directors is made up such that external or non-executive directors represent a large majority over executive directors, and that a reasonable number of the former are independent directors. The shareholders at the general shareholders’ meeting shall likewise endeavour to ensure that independent directors represent at least one-third of the total number of directors.”

Article 6.1 of the Rules and Regulations of the Board

“In exercising its powers to make proposals at the general shareholders’ meeting and to designate directors by interim appointment to fill vacancies, the board of directors shall endeavour to ensure that the external or non-executive directors represent a wide majority over the executive directors and that the former include a reasonable number of independent directors. In addition, the board of directors shall endeavour the number of independent directors to represent at least one-third of all directors.”

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11.	In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3

Compliant   ☒     Partially compliant  ☐     Explain  ☐

In accordance with article 6.3 of the Rules and Regulations of the Board, the appointments and remuneration committee plans to review the status of each director at a meeting scheduled for 13 February 2013.

For the reasons outlined in Section B.1.3 of this report, the circumstances referred to in recommendation 11 above apply to Lord Burns and Vittorio Corbo Lioi.

Article 6.3 of the Rules and Regulations of the Board

“The board shall specify the condition of each director at the general shareholders’ meeting wherein the appointment thereof is to be made or ratified. Furthermore, such condition shall be reviewed on an annual basis by the board of directors, after prior verification by the appointments and remuneration committee, and disclosed in the annual corporate governance report “

12.	That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1.	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

2.	In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections: B.1.3, A.2 and A.3

Compliant   ☒                     Explain  ☐

Banco Santander believes that it complies with Recommendation 12, as the circumstances contemplated in the Code for relaxing the strict proportional criterion apply in full.

a)	Banco Santander is a large cap company (EUR 62,959 million as listed on the Spanish Stock Exchanges at 31 December 2012) where there are no shareholder interests legally considered significant, but there is a shareholder with a shareholding of a high absolute value.

179

b)	Since 2002, the criteria that the appointments and remuneration committee and the board of directors at Banco Santander have followed is that the percentage of capital that a shareholder must hold in order to be considered an external proprietary directors is 1% of the capital of the Bank.

c)	At Banco Santander, there is only one shareholder with representation on the board, namely Mr Javier Botín-Sanz de Sautuola y O’Shea, who represents the interests of Fundación Marcelino Botín, Bafimar, S.L., Cronje, S.L., Puente San Miguel, S.A., Inversiones Zulú, S.L. Latimer Inversiones, S.L., Jardín Histórico Puente San Miguel, S.A., Nueva Azil, S.L., Leugim Bridge, S.L., Apecaño, S.L., Bright Sky 2012, S.L., Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr Emilio Botín-Sanz de Sautuola y O’Shea, Ms Carmen Botín-Sanz de Sautuola y O’Shea, Ms Paloma Botín-Sanz de Sautuola y O’Shea, Mr Jaime Botín-Sanz de Sautuola y García de los Ríos, Mr Jorge Botín-Sanz de Sautuola Ríos, Mr Francisco Javier Botín-Sanz de Sautuola Ríos, Ms Marta Botín-Sanz de Sautuola Ríos as well as his own (in total, 1.761% of the Bank’s share capital at 31 December 2012).

The report of the special working group on the good governance of listed companies specifies that this recommendation is not intended as a mathematical equation, but rather as a rule of thumb to ensure that independents are sufficiently present and that no significant shareholders can exert a influence on the board’s decisions that is out of step with their capital ownership, adding specifically that in large cap companies it makes sense to grant board places to one or more shareholders whose stakes may be short of the electoral threshold entitling them for proportional representation but are nonetheless significant in legal terms as well as abundant in volume.

The fact that in the Bank the proprietary director constitutes 9.091% of external directors, when it represents 1.761% of its capital does not, in the opinion of the board, imply non-compliance with recommendation 12’s proportional criterion.

A distortion or slant on the proportional make-up of the board is inevitable if two circumstances are taken into account, which are in the spirit, if not the letter, of this recommendation, as follows:

(i)	The minimum overweighting possible is that which allows a proprietary director to be attributed a significant shareholder; and

(ii)	In the case of a shareholder with a percentage interest of less than 3% but of a high absolute value (in our case the shareholding reported by the proprietary director exceeded EUR 1,100 million at 31 December 2012), it must be possible, in keeping with the spirit of this recommendation, for the Bank to designate this person as a proprietary director. The recommendation states precisely this (in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested). Given the sums involved, it is undeniable that strict application of this recommendation will always give rise to disproportion of some scale between the different categories of director, albeit not of a scale in excess of the mitigating circumstances contemplated with respect to the requirements of strict proportionality, so that it is applied in spirit.

180

13.	The number of independent directors should represent at least one third of all board members.

See section: B.1.3

Compliant  ☒                      Explain  ☐

Articles 42.1 of the Bylaws and 6.1 of the Rules and Regulations of the Board stipulate that the board must seek to ensure that the number of independent directors represents at least one-third of the directors.

At present, of the 16 directors, 8 are external independent directors (50% of its members).

See the transcript of Articles 42.1 of the Bylaws and 6.1 of the Rules and Regulations of the Board under Recommendation 10 above.

14.	The nature of each director should be explained to the general shareholders’ meeting of shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s annual corporate governance report, after verification by the nomination committee. the said report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.14

Compliant   ☒     Partially compliant  ☐     Explain  ☐

The board will outline, in accordance with article 6.3 of its rules and regulations, as it has been doing up until now, the nature of the directors whose reappointment or ratification will be subject to approval at the 2013 annual general shareholders’ meeting.

As also stipulated in this article, the appointments and remuneration committee is also due to verify the nature of the remaining directors at a meeting scheduled for 13 February 2013. The committee’s proposal is due to be submitted to the board of directors for approval at a board meeting scheduled for 18 February 2013.

Section B.1.3 of this report describes the nature of each director and the criteria followed by the board to appoint shareholders with a percentage interest in the capital of the Bank higher than 1% and lower than 5% as external proprietary directors.

No formal requests to be appointed to the board of directors have been received from shareholders with an equal or larger percentage interest in the Bank than the current proprietary director.

See the transcript of Article 6.3 of the Rules and Regulations of the Board under Recommendation 11 above.

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Article 17.4.c) of the Rules and Regulations of the Board

“The appointments and remuneration committee shall have the following duties: (…)

c)	Annually verify the classification of each director (as executive, proprietary, independent or other) for the purpose of their confirmation or review at the annual general Meeting and in the annual corporate governance report.”

15.	When women directors are few or nonexistent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the nomination committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections: B.1.2, B.1.27 and B.2.3

Compliant  ☐     Partially compliant  ☐     Explain  ☐     Not applicable   ☒

This recommendation is considered not applicable because the number of female directors on the Bank’s Board of Directors is neither small nor nil.

16.	The chairman, as the person responsible for the proper operation of the board of directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1.42.

Compliant   ☒     Partially compliant  ☐     Explain  ☐

The established practice of the Bank is to have the chairman of the board assume responsibility for the duties contained in this recommendation. This practice is outlined in Article 43.2 of the Bylaws and the third and fourth sections of Article 8 of the Rules and Regulations of the Board.

Article 43.2 of the Bylaws

“The chairman of the board shall call board of directors’ meetings and direct debate thereat.”

Article 8.3 and 4 of the Rules and Regulations of the Board:

8.3

“The chairman shall endeavour to ensure that the directors receive sufficient information prior to the meetings, and shall direct debate at the meetings of the board.”

8.4

“The chairman shall organise and coordinate a periodic evaluation of the board with the chairman of the audit and compliance and appointments and remuneration committees.”

182

The self-assessment exercise, carried out as in the previous years with the assistance of Spencer Stuart, and consisting of questionnaires and personal interviews with the directors, also included, in line with recommendation in the Unified Code and the Rules and Regulations of the Board, a special section regarding the individual evaluations of the chairman, of the chief executive officer and other directors.

Article 19.7 of the Rules and Regulations of the Board

“The operation of the board and of the committees thereof, the quality of its work, and the individual performance of its members, including the chairman and the managing director or directors, shall be evaluated once a year.”

17.	When a company’s chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the chairman.

See sections: B.1.21

Compliant   ☒     Partially compliant  ☐     Explain  ☐     Not applicable  ☐

All the directors are empowered to call for the convening of a board meeting and the chairman is obliged to accept the call if the request comes from at least three directors.

Further, any board member may request the inclusion of new items on the agenda to be submitted to the board by the chairman, pursuant to Article 46.1 and 2 of the Bylaws and 19.2 and 3 of the Rules and Regulations of the Board.

Article 46.1 and 46.2 of the Bylaws

46.1

“The board shall meet with the frequency required for the proper performance of its duties, and shall be called to meeting by the chairman. The chairman shall call board meetings on his own initiative or at the request of at least three directors.”

46.2

“The agenda shall be approved by the board at the meeting itself. Any member of the board may propose the inclusion of any other item not included in the draft agenda proposed by the chairman to the board.”

Article 19.2 and 3 of the Rules and Regulations of the Board:

19.2

“The board shall approve the annual calendar for its meetings, which must be held with the frequency needed to effectively perform its duties, with a minimum of nine meetings. In addition, the board of directors will meet whenever the chairman so wishes to call a meeting, or at the request of at least three directors.

(…)”

183

19.3

“The agenda shall be approved by the board at the meeting itself. Any member of the board may propose the inclusion of any other item not included in the draft agenda proposed by the chairman to the board.”

Pursuant to Article 9 of the Rules and Regulations of the Board, the vice-chairman, or, if there is more than one, one of them, must be an independent director and act as the co-ordinator of directors in this category and the remainder of external directors.

Further, the appointments and remuneration committee, chaired by an independent director (Article 17.3 of the Rules and Regulations of the Board) shall be responsible for informing the board of the process of evaluation of the board, its committees and of individual directors (Article 17.4.m) of the Rules and Regulations of the Board). The scope of the evaluation shall include the operations of the board and its committees, the quality of their work and the individual performance of the directors, including the chairman and the chief executive officer(s) (Article 19.7 of the Rules and Regulations of the Board).

Article 9 (third paragraph) of the Rules and Regulations of the Board

“The vice-chairman, or, if there is more than one, one of them, must be an independent director and act as the co-ordinator of directors in this category and the remainder of external directors.”

Article 17.3 of the Rules and Regulations of the Board

“The appointments and remuneration committee must in all events be presided over by an independent director.”

Article 17.4 of the Rules and Regulations of the Board

“The appointments and remuneration committee shall have the following duties: (…)

(…)

m) Report on the process of evaluation of the board and of the members thereof.

Article 19.7 of the Rules and Regulations of the Board

“The operation of the board and of the committees thereof, the quality of its work, and the individual performance of its members, including the chairman and the managing director or directors, shall be evaluated once a year.”

The Bylaws stipulate that the chairman of the board of directors shall have the status of executive chairman of the Bank and shall be considered as the highest executive in the Bank (Article 48.1).

However, there is not a concentration of power at the Bank focussed on one person. Under the terms expressed in Recommendation 17, there is a clear separation of duties between the executive chairman, the chief executive officer, the board of directors and its committees.

The chairman of the board of directors is the highest executive in the Bank (Articles 48.1 and 8.1 Bylaws and the Rules and Regulations of the Board, respectively) and as a result has been delegated all powers legally delegable, the Bylaws and the Rules and Regulations of the Board, overseeing the management team of the Bank in accordance with the decisions and criteria set by the general shareholders’ meeting and the board of directors in their respective areas of competence.

184

For his part, the chief executive officer, by delegation and reporting to the board of directors and the chairman, as the highest executive in the Bank, ensures the smooth-running of the business and the executive duties of the Bank.

The structure and the individuals making up the board are configured in such a way so as to allow a balanced interaction between all members, included the chairman. The following aspects are of particular relevance:

• The board and its committees exercise duties of supervision and control over the actions of the chairman as well as the chief executive officer.

• The first vice chairman, who is an external independent director, presides over the appointments and remuneration committee and acts as a co-ordinator for the external directors.

• The authorisations that the chief executive officer has are equal to that of the chairman, excluding in both cases those that are exclusively reserved for the board of directors.

As a result, the board believes that it has established sufficient measures to ensure the Bank’s corporate governance structure is duly balanced. The Bank has opted for an executive chairman, deemed to best suit the Bank’s particular circumstances.

Article 48.1 of the Bylaws

“The chairman of the board of directors shall have the status of executive chairman of the Bank and shall be considered as the highest executive in the Bank, vested with such powers as are required to hold office in such capacity. Considering his particular status, the executive chairman shall have the following powers and duties, among others set forth in these bylaws or in the rules and regulations of the board:

a)	To ensure that the bylaws are fully complied with and that the resolutions adopted at the general shareholders’ meeting and by the board of directors are duly carried out.

b)	To be responsible for the overall inspection of the Bank and all services thereof.

c)	To hold discussions with the managing director and the general managers in order to inform himself of the progress of the business”.

Article 8.1 of the Rules and Regulations of the Board

“The chairman of the board of directors shall be chosen from amongst the members of this management decision-making body, shall have the status of executive chairman of the Bank and shall be deemed to hold the highest-ranking position in the Bank. Accordingly, there shall be delegated to him all such powers as may be delegated pursuant to the provisions of law, the Bylaws and these rules and regulations, and he shall have the duty to lead the management team of the Bank, at all times in accordance with the decisions made and the standards established by the shareholders at the general shareholders’ meeting and by the board of directors, each within their respective spheres of action.”

185

18.	The secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b)	Comply with the company bylaws and the regulations of the general shareholders’ meeting, the board of directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the nomination committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulation.

See section: B.1.34

Compliant  ☒     Partially compliant  ☐     Explain  ☐

The Bylaws (Article 45.2) and the Rules and Regulations of the Board (Article 11.3) specifically incorporate the duties mentioned under this recommendation into the duties of the secretary of the board.

The procedure followed for the appointment of the secretary, which recommendation 18 refers to, is stated in Article 17.4.d) of the Rules and Regulations of the Board.

Article 45.2 of the Bylaws

“The secretary shall ensure the formal and substantive legality of all action taken by the board, ensure observance of the good governance recommendations adopted by the company and ensure that governance procedures and rules are observed and regularly reviewed.”

Article 11.3 of the Rules and Regulations of the Board

“The secretary shall at all times ensure the formal and substantive legality of all action taken by the board, shall endeavour to ensure the good governance recommendations assumed by the Bank are followed, and shall ensure observance and periodic review of the procedures and rules of governance.”

Article 17.4 d) of the Rules and Regulations of the Board

“The appointments and remuneration committee shall have the following duties:

(…)

d)	Report on proposals for appointment or withdrawal of the secretary of the board, prior to submission thereof to the board.”

186

19.	The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29

Compliant  ☒     Partially compliant  ☐     Explain  ☐

The Rules and Regulations of the Board (Article 19.2) establish a minimum number of ordinary annual meetings of nine. In addition, as indicated previously, the board of directors will meet whenever the chairman so wishes to call a meeting, or at the request of at least three directors.

During 2012, the board met on 11 occasions.

In 2012, the board has had continual and thorough knowledge of the performance of the Group’s various businesses through ten management reports and risk reports, presented, respectively, by the chief executive officer and the third vice-chairman heading the risk division, as part of as many meetings held throughout the year. In addition to reviewing the Group’s various businesses and units, the board analysed its liquidity (at 10 of the 11 meetings held during the year) and capital situation, among other items.

Throughout the year, the board also dealt with other issues falling under its scope of supervision and was party to presentations on the conclusions of the internal and external audits.

20.	Director absences should be kept to the bare minimum and quantified in the annual corporate governance report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.29 and B.1.30

Compliant  ☒     Partially compliant  ☐     Explain  ☐

In accordance with Articles 20.1 and 2 of the Rules and Regulations of the Board, the directors must seek to reduce absences to a bare minimum, and if absent they must delegate their vote with instructions.

The average level of attendance at the meetings of the board of directors in 2012 was 98.4%.

The number of meetings held in 2012 by the board of directors and its committees, and individual (in-person) attendance of the directors at these meetings, as well as an estimate of the time dedicated to committee meetings by the directors are detailed in sections B.1.29 and B.1.30 of this report.

Article 20.1 and 2 of the Rules and Regulations of the Board:

“1.	Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy. The directors shall endeavour to ensure that absences are reduced to cases of absolute necessity.

2.	When directors cannot attend personally, they may grant a proxy to any other director, for each meeting and in writing, in order that the latter shall represent them at the meeting for all purposes. A director may hold more than one proxy. The proxy shall be granted with instructions.”

187

21.	When directors or the secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Compliant   ☒     Partially compliant  ☐     Explain  ☐     Not applicable  ☐

The content of recommendation 21 appears in Article 11.2 of the Rules and Regulations of the Board.

Article 11.2 of the Rules and Regulations of the Board

“The secretary shall assist the chairman in his duties and see to the proper operation of the board, for which purposes he shall, most importantly, give the directors such advice and information as may be requisite, keep custody of the corporate documents, duly record the proceedings of meetings in the minute books, including those statements for which a request has been made to reflect them in the minutes, and attest to the resolutions adopted by the board.”

22.	The board in full should evaluate the following points on a yearly basis:

a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the nomination committee, how well the chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See sections: B.1.19

Compliant  ☒     Partially compliant  ☐     Explain  ☐

Since the first self-assessment exercise was carried out in 2005, in response to a commitment made by the chairman at the annual general shareholders’ meeting of 19 June 2004, its scope has been widened, in keeping with recommendation 22. Since 2006, the processes encompassed include the individual assessment of the chairman, the chief executive officer and the other directors.

This trend has been reflected in the Rules and Regulations of the Board (Article 19.7) to establish that the board will evaluate it once a year, as well as its operation and that of its committees, the individual performance of its members, including the chairman and the chief executive officer.

Article 19.7 of the Rules and Regulations of the Board

“The operation of the board and of the committees thereof, the quality of its work, and the individual performance of its members, including the chairman and the managing director or directors, shall be evaluated once a year.”

The Rules and Regulations of the Board establish the powers of the audit and compliance committee and the appointments and remuneration committee in this matter (Articles 16.4.q), and 17.4.l) and m)).

Article 16.4 of the Rules and Regulations of the Board

“The audit and compliance committee shall have the following duties:

(…)

l)	Evaluate, at least one a year, its operation and the quality of its work.”

188

Article 17.4 of the Rules and Regulations of the Board

“The appointments and remuneration committee shall have the following duties:

(…)

l) Evaluate, at least one a year, its operation and the quality of its work.”

m) Report on the process of evaluation of the board and of the members thereof.

(…)”

23.	All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the chairman or secretary.

See section:     B.1.42

Compliant  ☒              Explain  ☐

The Rules and Regulations of the Board (Article 26) expressly confer the directors with the broadest powers to obtain information regarding any aspect of the Bank, to examine the books, records, documents and other records of corporate transactions, and to inspect all of its premises and facilities. The right to receive information also applies in respect of subsidiary companies, be they domestic or foreign.

Directors have the right to request and obtain, through the secretary, such information and advice as deemed necessary for the performance of their duties.

Article 26 of the Rules and Regulations of the Board

“1. A director shall have the broadest powers to obtain information regarding any aspect of the Bank, to examine the books, records, documents and other records of corporate transactions, and to inspect all of its premises and facilities. The right to receive information also applies in respect of subsidiary companies, be they domestic or foreign.

2. In order not to disrupt the day-to-day management of the Bank, the exercise of the powers of information shall be channelled through the secretary of the board of directors, who shall respond to the requests made by the director by directly providing him with the information, offering to him the appropriate parties with whom to interact at such level of the organisation as may be fit, or taking any steps that may be appropriate so that the director may carry out an on-site examination or inspection as requested by him.

3. In addition to what it is stated in sub-section 6 of Article 14 of these rules and regulations, any director may attend and participate but not vote at the meetings of the committees of the board of directors of which he or she is not a member, by invitation of the chairman of the board of directors and of the chairman of the respective committee, after having requested such attendance of the chairman of the board.”

24.	All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

189

See sections:     B.1.41

Compliant  ☒              Explain  ☐

The Rules and Regulations of the Board (Article 27) expressly recognise the right of the board members and the audit and compliance and appointments and remuneration committees to employ external advisors to help in fulfilling their duties. A request to contract the services of such person must be made to the board of directors for external advisors to assist with specific problems or issues of a special nature or particular complexity. This request may only be dismissed by the board with good reason.

During 2012 the board once again employed the services of Spencer Stuart to assist in the self-evaluation process. In addition, the firm Towers Watson has collaborated with the appointments and remuneration committee in the preparation of its report on activities in 2012, which includes information on the compensation policy of the directors. Further, the appointments and remuneration committee and the board of directors were assisted by Towers Watson as provider of market information and consultancy services in designing the Group’s compensation policy and in preparing the report on compensation policy for the board of directors.

Article 27 of the Rules and Regulations of the Board

“1. In order to be assisted in the performance of their duties, the directors and the audit and compliance and appointments and remuneration committees may address a request to the general secretary for the hiring of legal, accounting, financial, or other expert advisors, whose services shall be paid for by the Bank.

The assignment must deal with specific issues of special significance or complexity arising during the performance of their duties.

2. The hiring decision lies with the board of directors, which may dismiss the request if the board considers:

a)	That the hiring is not necessary for the proper performance of the duties entrusted to the directors;

b)	That the cost thereof is not reasonable in light of the significance of the issues; or

c)	That the technical assistance sought may be adequately provided by the Bank’s own technical experts”.

25.	Companies should organise induction programmes for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise

Compliant  ☒    Partially compliant  ☐     Explain  ☐

As a result of the self-assessment process of the board carried out in 2005, a continuous training programme for directors was put in place.

In 2012, five training sessions were provided, with average attendance by ten directors, and with each session lasting on average one hour and thirty minutes. These meetings covered issues relating to Basel III, living wills, the audit function and the marketing of products and new payment means.

190

The continuous training and updating programme for directors and the content of Recommendation 25 in relation to induction programmes for new directors is covered in 21.7 of the Rules and Regulations of the Board.

The latest additions to the board have received this induction programme.

Article 21.7 of the Rules and Regulations of the Board

“The board shall establish a programme of information for new directors which gives them quick and sufficient information regarding the Bank and its Group, including the governance rules thereof. The board shall also maintain a programme of continuous training and updating directed to the directors.”

26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	Directors should apprise the nomination committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections: B.1.8, B.1.9 and B.1.17

Compliant  ☒    Partially compliant  ☐     Explain  ☐

Pursuant to article 17.4 k) of the Rules and Regulations of the Board, the appointments and remuneration committee plans to examine the information submitted by the directors regarding other professional obligations at a meeting scheduled for 13 February 2013 in order to evaluate whether these may detract from the dedication needed to carry out their directorship duties.

Using this information, the appointments and remunerations committee is expected to conclude that the other activities of the external directors do not detract from the dedication of their time and efforts needed to fulfil their duty of diligent management, as stated in article 30 of the Rules and Regulations of the Board.

Among the obligations and duties of the board (Article 30), the Rules and Regulations establish the need to provide information on other professional duties, referring, in regards to the maximum number of boards to which they may belong to pursuant to Act 31/1968, of 27 July.

Article 17.4.k) of the Rules and Regulations of the Board

“4. The appointments and remuneration committee shall have the following duties:

(…)

k)	Examine the information sent by the directors regarding their other professional obligations and assess whether such obligations might interfere with the dedication required of directors for the effective performance of their work.

(…)”.

191

Article 30 of the Rules and Regulations of the Board

“The director shall fulfil all the duties and obligations which are inherent in his position as such and which are provided for by Law, the Bylaws, the rules and regulations for the general shareholders’ meeting and the rules and regulations of the board of directors, including the following:

•	Duty of diligent management. The directors shall discharge their duties with the diligence of an orderly businessman and a faithful representative. Each of the directors shall diligently inform himself of the progress of the Bank and dedicate to the position the time and effort needed to effectively carry it out. The directors shall inform the appointments and remuneration committee regarding their other professional obligations, and the maximum number of boards to which they may belong shall be governed by the provisions of Law 31/1968, of 27 July.

(…)”.

27.	The proposal for the appointment or renewal of directors which the board submits to the general shareholders’ meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the nomination committee, in the case of independent directors.

b)	Subject to a report from the nomination committee in all other cases.

See section: B.1.2

Compliant  ☒    Partially compliant  ☐     Explain  ☐

As established in Article 21.2 of the Rules and Regulations of the Board, the appointments and remuneration committee is charged, irrespective of the type of director, with preparing the proposal for appointments and re-elections of directors submitted at the annual general shareholders’ meeting with the prior approval of the board.

Although the proposals of the committee are not binding, the Rules and Regulations of the Board stipulate that if the board disregards the proposal, it shall substantiate its decision.

At present, all the directors have been appointed or re-elected at the proposal of the appointments and remuneration committee, as is indicated in section B.1.3 of this form.

Article 21.2 of the Rules and Regulations of the Board

“The proposals for appointment, re-election and ratification of directors, regardless of the category to which they are assigned, that the board of directors submits for consideration at the general shareholders’ meeting, as well as the decisions regarding appointments that the board makes in the exercise of the powers conferred upon it by law to designate directors by interim appointment (co-option) to fill vacancies shall, in turn, be preceded by the corresponding proposal made by the appointments and remuneration committee. In the event of re-election or ratification, such proposal made by the committee shall contain an assessment of work performed and actual dedication to the position during the last period of time in which the proposed director held office. In all events, should the board disregard the proposal made by the appointments and remuneration committee, the board shall substantiate its decision and shall record the reasons therefore in the minutes.”

192

28.	Companies should post the following director particulars on their websites, and keep them permanently updated:

a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or have links with;

d)	The date of their first and subsequent appointments as a company director, and;

e)	Shares held in the company and any options on the same.

Compliant  ☒    Partially compliant  ☐     Explain  ☐

The current Bylaws (Article 61) stipulate that without prejudice to any additional documentation required by applicable regulations, the Bank’s website shall include at least the information and documents set forth in the Rules and Regulations of the Board.

Included in this information is that specifically referred to in Recommendation 28, as stated in Article 34.4 of the Rules and Regulations of the Board.

Article 61 of the Bylaws (sections 1 and 3)

“1. The Bank shall have a website through which it shall report to its shareholders, investors and the market at large the relevant or significant events that occur in connection with the Bank.

3. Without prejudice to any additional documentation required by applicable regulations, the Bank’s website shall include at least the information and documents set forth in the rules and regulations of the board.”

Article 34.4 of the Rules and Regulations of the Board

“The following information regarding the directors shall be publicly disclosed and kept current on the Bank’s website:

a.	Professional experience and background.

b.	Other boards of directors to which they belong.

c.	An indication of the category of director to which they belong, and in the case of external proprietary directors, the shareholder that they represent or with which they are connected.

d.	Dates of their first appointment as director and subsequent appointments.

e.	Shares of the Bank and options thereon that they hold.”

29.	Independent directors should not stay on as such for a continuous period of more than 12 years.

See section: B.1.2

Compliant  ☐             Explain  ☒

Not compliant.

The board of directors has not considered it appropriate to incorporate recommendation 29, since the board would have to forego those directors whose place on the board was fully warranted by their experience, qualifications or contribution, or to deprive them of their status as independent. Their continued service, in the board’s opinion, does not affect their independence.

193

In any event, at 31 December 2012, the average length of service on the board of directors for external independent directors was 10.2 years.

30.	Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2

Compliant  ☒    Partially compliant  ☐     Explain  ☐

None of the circumstances described in recommendation 30 arose in 2012 with regard to the sole proprietary director of the Bank, Mr Javier Botín-Sanz de Sautuola y O’Shea.

Article 23.3 of the Rules and Regulations of the Board

“In addition, proprietary directors must submit their resignations, in the corresponding numbers, when the shareholder that they represent parts with its shareholdings or reduces them in a significant manner.”

31.	The board of directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the nomination committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III.5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in recommendation 12.

See sections:B.1.2, B.1.5 and B.2.6

Compliant  ☐             Explain  ☒

Not compliant.

In the opinion of the board, it is not appropriate to treat the independent directors differently than the other directors.

As such it is not considered appropriate to uphold the principles outlined in recommendation 31 above, which recommends that the board of directors not be able to propose the removal of any independent director until the statutory term of office is completed, except when there is just cause, as certified by the board on the basis of a prior report from the appointments and remuneration committee, just cause being assumed to exist when intrinsic directorship duties have not been fulfilled, when the director can no longer be considered independent or when there is a change in the company’s capital structure that affects the proportion between proprietary and independent directors. The decision of the board to not comply with recommendation 31 is based on its view fact that circumstances other than those mentioned in this recommendation could arise under which it may be in the company’s best interests, in the opinion of the board, to propose to remove an independent director.

194

32.	Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in Article 124 of the Public Limited Companies Act,14 the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the annual corporate governance report.

See sections:B.1.43 and B.1.44

Compliant  ☒    Partially compliant  ☐     Explain  ☐

The abovementioned obligations relating to the provision of information and the dismissal of the directors is stated in Article 56.2 of the Bylaws and Articles 23.2 and 30 (iv) of the Rules and Regulations of the Board.

Articles 56.2 of the Bylaws and 23.2 of the Rules and Regulations of the Board

“Directors must tender their resignation to the board of directors and formally resign from their position if the board of directors, following a report from the appointments and remuneration committee, deems it fit, in those cases in which they may adversely affect the operation of the board or the credit or reputation of the Bank and, in particular, when they are involved in any of the circumstances of incompatibility or prohibition provided by law”.

Article 30 (iv) of the Rules and Regulations of the Board

“The director shall fulfil all the duties and obligations which are inherent in his position as such and which are provided for by Law, the Bylaws, the rules and regulations for the general shareholders’ meeting and the rules and regulations of the board of directors, including the following:

(…)

• Duty of loyalty:

(…)

(iv)	The directors must notify the board, as soon as possible, of those circumstances affecting them that might prejudice the credit or reputation of the Bank, and particularly the criminal cases with which they are charged.”

[14]	Now Article 213 of the Spanish Corporate Enterprises Act.

195

33.	All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

The terms of this recommendation should also apply to the secretary of the board; director or otherwise.

Compliant  ☐    Partially compliant  ☐     Explain  ☐    Not applicable  ☒

According to the instructions for completing the annual corporate governance report, this recommendation must be considered as not applicable to companies in which the directors do not believe proposals damaging to the corporate interest have been made, as is the case of the Bank during the year.

34.	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the annual corporate governance report.

See section: B.1.5

Compliant  ☒    Partially compliant  ☐     Explain  ☐    Not applicable  ☐

Mr Francisco Luzón López sent a letter notifying his decision to take voluntary early retirement, renouncing his positions as managing director and head of the Americas division, stepping down in parallel as board member, all of which with effect from 23 January 2012. Account of this letter was given at the board meeting held that same day.

35.	The company’s remuneration policy, as approved by its board of directors, should specify at least the following points:

a)	The amount of the fixed components, itemised where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to;

b)	Variable components, in particular:

i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items;

ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii)	The main parameters and grounds for any system of annual bonuses or other, non cash benefits; and

iv)	An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

196

c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount of annual equivalent cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions, among them:

i)	Duration;

ii)	Notice periods; and

iii)	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.

See section: B.15

Compliant  ☒    Partially compliant  ☐     Explain  ☐

The Bank Bylaws (Article 59) expressly stipulate that the board of directors shall prepare a report on the compensation policy for the directors. This report will detail the criteria and principles on which the collegiate environment or the board is to be based and the compensation due to individual members of the board for the last fiscal year and the current year, making this report available to the shareholders at the annual general shareholders’ meeting.

In compliance with the foregoing Rules and Regulations of the Board, the appointments and remuneration committee has prepared a report on directors’ compensation for 2012. The report has been made available to the shareholders, as part of the appointments and remuneration committee report, on the Group’s website (www.santander.com).

This report will be included as a separate item on the agenda of the 2013 annual general shareholders’ meeting where it will be submitted to advisory vote.

Article 59.1 of the Bylaws

“Every year, the board of directors shall approve a report on director compensation policy which must include complete, clear and comprehensible information regarding: (i) the overall summary of application of the said policy during the prior year, including the breakdown of the compensation accrued individually by each director during the period of reference; (ii) the policy approved by the board for the year in progress; and (iii) any policy items contemplated for the year ahead. This report must be provided to the Bank’s shareholders in conjunction with the call to the annual general shareholders’ meeting at which it must be put to advisory vote as a separate agenda item. The contents of the report shall be governed by the provisions of the rules and regulations of the board.”

197

Article 29 of the Rules and Regulations of the Board

“1. Report on director compensation policy

(a)	Every year, the board of directors shall approve a report on director compensation policy which must include complete, clear and comprehensible information regarding: (i) the summarised application of the said policy during the prior year, including the breakdown of the compensation accrued individually by each director during the period of reference; (ii) the policy approved by the board for the year in progress; and (iii) any policy items contemplated for the year ahead. This report must be provided to the Bank’s shareholders in conjunction with the call to the annual general shareholders’ meeting at which it must be put to advisory vote as a separate agenda item.

(b)	The report shall provide an explanation of the changes in compensation to the directors for the performance of their duties of supervision and collective decision-making.

(c)	The report shall also contain a separate presentation regarding the policy of compensation for executive directors for duties other than those contemplated in the preceding paragraph, which shall cover at least the following items:

(i)	Changes in fixed compensation accompanied by an estimate of the approximate overall amount thereof.

(ii)	Reference parameters and the basis for any short- or long-term variable compensation system (annual or multi-year bonuses or incentives).

(iii)	Preliminary estimate of the absolute amount of variable compensation to which the proposed compensation plan will give rise.

(iv)	Significance of variable compensation relative to fixed compensation and deferred variable compensation in relation to total variable compensation.

(v)	Standards of reference for the accrual of compensation based on the delivery of shares, stock options or compensation linked to share prices.

(vi)	Main features of the benefit systems (supplemental pensions, life insurance and similar items) with an estimate of the amount thereof or equivalent annual cost.

(vii)	Terms of the contracts of the executive directors (duration, prior notice periods, hiring bonuses, compensation for termination of the contract and any other terms).

Information shall also be provided regarding the compensation, if any, to be paid to the external directors for duties other than the duties of a mere director.

(d)	The report shall also disclose the most significant changes in the compensation policy approved for the current fiscal year as compared to the policy applied during the prior fiscal year, and shall include an overall summary of how such compensation policy was put into effect during such fiscal year.

(e)	The report shall also provide information regarding the preparatory work and the decision-making process followed to establish the director compensation policy, including the duties, the composition of the appointments and remuneration committee and, if applicable, the identity of the external advisors whose services have been used to determine the compensation policy.

(f)	The report on compensation policy shall be publicly disclosed through the Bank’s website no later than the date of the call to the ordinary general shareholders’ meeting.

(g)	In the report regarding compensation policy made public in accordance with the provisions of the preceding paragraph, the board shall exclude those items whose disclosure might be prejudicial to the Bank’s interests.

198

2. Annual report

In the annual report, the board shall set forth, on an individual basis, the compensation received by each director, specifying the amounts corresponding to each compensation item. It shall also set forth therein, on an individual basis and for each item of compensation, the compensation payable, pursuant to Articles 49 and 58.4 of the bylaws, for the performance of executive duties entrusted to the executive directors of the Bank.

Furthermore, the report shall provide, in the form of a table or diagram, a comparison between the changes in aggregate compensation for all of the executive directors during the last fiscal year, differentiating those amounts received for the performance of their duties of supervision and collective decision-making as members of the board and those corresponding to other duties that they perform as members of the board, and the changes in the Group’s consolidated results and the listing price of the Bank’s shares during the same period.”

36.	Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections: A.3 and B.1.3

Compliant ☒                     Explain ☐

The policy of the Group states that only the executive directors can be beneficiaries of compensation systems relating to the provision on shares or options. In such event, it would be the responsibility of the board of directors to submit the proposal to the annual general shareholders’ meeting.

Section A.3 of this report describes the Bank’s share-based compensation programmes in which executive directors participated at year-end 2012. Section B.1.14 provides additional information including a brief overview of the second cycle of the deferred and conditional variable remuneration plan approved during the financial year of this report.

37.	External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Compliant ☒                     Explain ☐

Articles 58.1 and 2 of the Bylaws and 28.1, 2 and 6 of the Rules and Regulations of the Board specify the criteria that must be used to fix the compensation awarded to executive directors.

Articles 58.1 and 2 of the Bylaws

“1. The directors shall be entitled to receive compensation for performing the duties entrusted to them by reason of their appointment as mere members of the board of directors by the shareholders at a general shareholders’ meeting or by the board itself exercising its power to make interim appointments (co-option) to fill vacancies.

199

2. The compensation referred to in the preceding paragraph shall be paid as a share in profits and bylaw-mandated compensation; and shall have two components: (a) an annual amount and (b) attendance fees. Attendance fees shall be paid in advance on account of the profits for the fiscal year.

The specific amount payable for the above-mentioned items to each of the directors shall be determined by the board of directors. For such purpose, it shall take into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees.

The aggregate amount of the compensation established in this sub-section shall be equal to one percent of the profit of the Bank for the fiscal year, provided, however, that the board may resolve that such percentage be reduced in those years in which it so deems justified.”

Article 28.1, 2 and 6 of the Rules and Regulations of the Board

“1. The directors shall be entitled to receive compensation for performing the duties entrusted to them by reason of their appointment as mere members of the board of directors by the shareholders at a general shareholders’ meeting or by the board itself exercising its power to make interim appointments (co-option) to fill vacancies.

2. The compensation referred to in the preceding paragraph shall be paid as a share in profits and bylaw-mandated compensation; and shall have two components: (a) an annual amount and (b) attendance fees. Attendance fees shall be paid in advance on account of the profits for the fiscal year.

The specific amount payable for the above-mentioned items to each of the directors shall be determined by the board of directors within the limits established in sub-section 2 of Article 58 of the Bylaws and after a proposal of the appointments and remuneration committee. For such purpose, it shall take into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees.

(…)

5.	The board shall endeavour to ensure that director compensation meets standards of moderation and correspondence to the earnings of the Bank. In particular, it shall endeavour to ensure that the compensation of external directors is sufficient to compensate them for the dedication, qualifications and responsibilities required for the performance of their duties.”

38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

Compliant  ☐                      Explain  ☐            Not applicable  ☒

200

No reservations or qualifications have been made to the 2012 individual financial statements of the Bank or to the 2012 consolidated financial statements of the Group.

Had there been any, the remuneration risk assessment committee, a body comprised of members of senior management that are also the heads of the divisions of the Group directly related to the financial reporting process and others such as risk, human resources and the general secretariat, would have had taken into consideration said reservations in the process of determining compensation.

39.	In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Compliant ☒                     Explain ☐                    Not applicable ☐

In 2013, directors will continue to receive remuneration for the performance of their dutes of supervision and collective decision-making, which will consist of a specific mount to be determined at the general shareholders’ meeting(*) comprising two components, attendance fees and an annual amount. In addition, in the case of executive directors, the basic principles of the compensation policy will still be as follows:

•	That compensation be consistent with rigorous risk management without encouraging the inappropriate assumption of risks and is aligned with the interests of shareholders, promoting the creation of long-term value.

•	That fixed compensation represents a sufficiently high percentage of total compensation to prevent the assumption of unnecessary risks.

•	That variable compensation rewards performance based on the attainment of the Group’s targets, is not guaranteed and is sufficiently flexible so that, in certain circumstances, it may be withdraw entirely.

•	That the overall compensation package and structure be competitive, helping to attract, retain and reward directors and officers appropriately.

•	To strengthen the relationship between compensation of executive directors and sustainable creation of value for shareholders, the deferral of 60% of variable compensation will be maintained. Payment of this component, in cash or shares, will be subject to their continued service, with the exceptions provided for , and to the non-existence of certain situations (bad actor provisions). The obligation to hold the shares received for a period of at least one year is also maintained.

The specific amount of variable compensation shall be determined at the end of each year based on the degree of achievement of specific quantitative targets and additional qualitative factors:

a)	Targets: for the purposes of determining the variable component of compensation, a distinction is made between executive directors with general management responsibilities in the Group and those with management responsibilities in a specific business division. For the former, the group’s net income and RORWA shall be considered. For the latter, the net income of the division managed shall prevail.

(*)	Subject to approval of item 8 A on the agenda at the next shareholders’ meeting.

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The board, at the proposal of the commitment, has decided to use RORWA for 2013 instead of RORAC, as in 2012, to attach greater weight to returns on risk-weighted assets and usage of capital with regulatory criteria and to facilitate comparison with other banks using consistent criteria.

b)	Additional qualitative factors: to determine the individual amount of compensation of each director, the quality of the net profit earned, whether at the Group or division level, is evaluated according to the following factors:

•	Adjustment for any non-recurring items.

•	Correct management of risk and efficient usage of capital.

•	Comparison of earnings performance to comparable entities (peer benchmarking).

•	Trends in core capital, the Group’s capital and balance sheet.

•	The form of payment of variable compensation to executive directors will be as follows:

•	40% of variable compensation will be paid in halves and net of tax (or withholdings), in cash and shares, where the latter shares must be held for one year.

•	Deferral for 3 years of 60% of variable compensation, payment of which is subject to compliance with certain conditions (continued service in the Group and bad actor provisions) and the exceptions provided for.

Of the amount deferred, following deduction of tax (or withholdings) owed, the net amount, if any, shall be paid in thirds on the first, second and third anniversary. 50% shall be paid in cash and the other 50% in Santander shares, which may not be sold until one year has elapsed.

Hedges against the value of Santander shares received in the withholding and deferral periods are expressly prohibited.

The foregoing is explained in the report by the appointments and remuneration committee including the report on director compensation policy that was prepared once again with the assistance of the specialised company Towers Watson.

The report by the appointments and remuneration committee is published, as indicated under recommendation 35, on the Group’s website (www.santander.com).

40.	The board should submit a report on the directors’ remuneration policy to the advisory vote of the general shareholders’ meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in recommendation 34, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

The role of the remuneration committee in designing the policy should be reported to the meeting, along with the identity of any external advisors engaged.

See sections: B.1.16

Compliant ☒             Partially compliant ☐             Explain ☐

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The appointments and remuneration committee has prepared a report on director compensation policy in 2012 in compliance with the Bylaws and the Rules and Regulations of the Board (Articles 59.1 and 29.1.a), respectively), which expressly state that the board shall approve annually a report on the compensation policy for directors in which it sets forth the criteria and reasoning used by the board to determine the remuneration of its members in the last year and the current year, to make the report available to the shareholders upon the call for the general shareholders’ meeting and to put the report to the advisory vote at the general shareholders’ meeting as a separate agenda item.

This report for 2011 was submitted to advisory vote at the annual general shareholders’ meeting of 30 March 2012 as a separate item on the agenda, receiving 88.371% of votes in favour.

The individual breakdown per compensation item for the board of directors, including executive directors, for 2012 is published in note 5 of the Group’s financial statements and in the report on director remuneration and, in the format established by CNMV Circular 4/2007, in sections B.1.11 of this report.

Article 59 of the Bylaws

“1.	Every year, the board of directors shall approve a report on director compensation policy which must include complete, clear and comprehensible information regarding: (i) the summarised application of the said policy during the prior year, including the breakdown of the compensation accrued individually by each director during the period of reference; (ii) the policy approved by the board for the year in progress; and (iii) any policy items contemplated for the year ahead. This report must be provided to the Bank’s shareholders in conjunction with the call to the annual general shareholders’ meeting at which it must be put to advisory vote as a separate agenda item. The contents of the report shall be governed by the provisions of the rules and regulations of the board.

2.	In the annual report, the board shall set forth, on an individual basis, the compensation received by each director, specifying the amounts corresponding to each compensation item. It shall also set forth therein, on an individual basis and for each item of compensation, the compensation payable, pursuant to Articles 49 and 58.4, for the performance of executive duties entrusted to the executive directors of the Bank.”

Article 29.1. a) of the Rules and Regulations of the Board

“Every year, the board of directors shall approve a report on director compensation policy which must include complete, clear and comprehensible information regarding: (i) the overall summary of application of the said policy during the prior year, including the breakdown of the compensation accrued individually by each director during the period of reference; (ii) the policy approved by the board for the year in progress; and (iii) any policy items contemplated for the year ahead. This report must be provided to the Bank’s shareholders in conjunction with the call to the annual general shareholders’ meeting at which it must be put to advisory vote as a separate agenda item.”

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41.	The notes to the annual accounts should list individual directors’ remuneration in the year, including:

a)	A breakdown of the compensation obtained by each company director, to include where appropriate:

i)	Participation and attendance fees and other fixed director payments;

ii)	Additional compensation for acting as chairman or member of a board committee;

iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

v)	Any severance packages agreed or paid;

vi)	Any compensation they receive as directors of other companies in the group;

vii)	The remuneration executive directors receive in respect of their senior management posts;

viii)	Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemised by:

i)	Number of shares or options awarded in the year, and the terms set for their execution;

ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv)	Any change in the year in the exercise terms of previously awarded options.

c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.

Compliant ☒             Partially compliant ☐             Explain ☐

The Bylaws (Article 59.2) and the Rules and Regulations of the Board (Article 29.2) stipulate that the annual report must contain up-to-date information on the compensation awarded to each director, with a detailed breakdown of each item. The report will also contain detailed information regarding the compensation received by the Bank’s Executive directors.

As such, a detailed breakdown of the compensation received by the directors is published in the annual report as well as the appointments and remuneration committee report, forming part of the corporate governance practices adopted by the Bank since 2002.

Article 29.2 of the Rules and Regulations of the Board

“Annual Report

In the annual report, the board shall set forth, on an individual basis, the compensation received by each director, specifying the amounts corresponding to each compensation item. It shall also set forth therein, on an individual basis and for each item of compensation, the compensation payable, pursuant to Articles 49 and 58.4 of the bylaws, for the performance of executive duties entrusted to the executive directors of the Bank.

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Furthermore, the report shall provide, in the form of a table or diagram, a comparison between the changes in aggregate compensation for all of the executive directors during the last fiscal year, differentiating those amounts received for the performance of their duties of supervision and collective decision-making as members of the board and those corresponding to other duties that they perform as members of the board, and the changes in the Group’s consolidated results and the listing price of the Bank’s shares during the same period.”

See also the transcript of Article 59.2 of the Bylaws under Recommendation 40 above.

42.	When the company has an executive committee, the breakdown of its members by director category should be similar to that of the board itself. the secretary of the board should also act as secretary to the executive committee.

See sections: B.2.1 and B.2.6

Compliant ☒                 Partially compliant ☐                 Explain ☐                 Not applicable ☐

The executive committee is a core mechanism of corporate governance for both the Bank and its Group.

Given the nature of the executive committee, the board considers it sufficient to use the efficiency criteria set out in Article 14.2. of the Rules and Regulations of the Board. This committee has four executive directors, without discounting the participation of external directors, and particularly, independents, and seeking to ensure that its composition reflects, as much as possible, the composition of the board.

The board believes that the composition of this committee is well balanced, given that it is made up of seven directors, four of which are executive directors and three of which are external directors. Both external directors are independent. Accordingly, the percentage of independent directors on the committee is 43%, close to the 50% representation they hold on the board.

In addition, according to the Bylaws (articles 45.1 and 45.5) and the Rules and Regulations of the Board (articles 11.1 and 11.4), the secretary of the board must serve as the general secretary and the secretary of all the board committees.

Consequently, the board believes that it is compliant with recommendation 42.

Article 14.2 of the Rules and Regulations of the Board

“The board of directors shall endeavour to ensure that the size of and types of directors making up the executive committee shall conform to standards of efficiency and reflect the guidelines followed in determining the composition of the board.”

Article 45.1 and 45.5 of the Bylaws

45.1

“The secretary of the board shall always be the general secretary of the Bank.”

45.5

“The general secretary shall also be the secretary of all the committees of the board.”

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Article 11.1 and 11.4 of the Rules and Regulations of the Board:

11.1

“The secretary of the board shall always be the general secretary of the Bank, without needing to be a director in order to hold such position.”

11.4

“The general secretary shall also serve as the secretary of all the committees of the board.”

43.	The board should be kept fully informed of the business transacted and decisions made by the executive committee. To this end, all board members should receive a copy of the committee’s minutes.

Compliant ☒                     Explain ☐                     Not applicable ☐

The content of Recommendations 43 is expressly covered under Articles 51.5 of the Bylaws and 14.7 of the Rules and Regulations of the Board.

Articles 51.5 of the Bylaws and 14.7 of the Rules and Regulations of the Board

“The executive committee shall report to the board of directors on the affairs discussed and the decisions made in the course of its meetings and shall make available to the members of the board a copy of the minutes of such meetings.”

44.	The board should be kept fully informed of the business transacted and decisions made by the executive committee. To this end, all board members should receive a copy of the committee’s minutes.

The rules governing the make-up and operation of the audit committee and the committee or committees of nomination and remuneration should be set forth in the board regulations, and include the following:

a)	The board of directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)	These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the committees’ invitation;

c)	Committees should be chaired by an independent director;

d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties;

e)	Meeting proceedings should be minuted and a copy sent to all board members.

See sections: B.2.1. and B.2.3.

Compliant ☒                     Partially compliant ☐                     Explain ☐

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The regulations of the audit and compliance committee are contained in the 18th additional provision of the Securities Market Act and Articles 53 of the Bylaws and 16 of the Rules and Regulations of the Board. In addition, Articles 27 and 35 of the regulations contain a specific ruling on an aspect of their activities.

Those aspects relating to Recommendation 44 are found in Articles 53.1, 2 and 3 of the Bylaws and 16.1, 2, 3 and 8 and 27.1 of the Rules and Regulations of the Board.

Articles 53.1, 2 and 3 of the Bylaws

53.1

“The audit and compliance committee shall consist of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive, with independent directors having majority representation.”

53.2

“The members of the audit and compliance committee shall be appointed by the board of directors, taking into account the directors’ knowledge, aptitude and experience in the areas of accounting, auditing or risk management.”

53.3

“The audit and compliance committee must in all events be presided over by an independent director, who shall also be knowledgeable about and experienced in matters of accounting, auditing or risk management. The chairman of the audit and compliance committee shall be replaced every four years, and may be re-elected after the passage of one year from the end of his preceding term.”

Article 16.1, 16.2, 16.3 and 16.8 of the Rules and Regulations of the Board

16.1

“The audit and compliance committee shall consist of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive, with independent directors having majority representation.”

16.2

“The members of the audit and compliance committee shall be appointed by the board of directors, taking into account the directors’ knowledge, aptitude and experience in the areas of accounting, auditing or risk management.”

16.3

“The audit and compliance committee must in all events be presided over by an independent director, who shall also be knowledgeable about and experienced in matters of accounting, auditing or risk management. The chairman of the audit and compliance committee shall be replaced every four years, and may be re-elected after the passage of one year from the end of his preceding term.”

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16.8

“The audit and compliance committee, through its chairman, shall report on its activities to the board of directors. This reporting process shall be carried out at meetings of the board planned for this purpose. However, if the chairman of the committee deems it necessary based on the urgency and significance of the matters in question, the information shall be given to the board at the first board meeting scheduled after the committee meeting.

Furthermore, a copy of the minutes of the meetings of the committee shall be made available to all directors.”

Article 27.1 of the Rules and Regulations of the Board

“In order to be assisted in the performance of their duties, the directors and the audit and compliance and appointments and remuneration committees may address a request to the general secretary for the hiring of legal, accounting, financial, or other expert advisors, whose services shall be paid for by the Bank.

The assignment must deal with specific issues of special significance or complexity arising during the performance of their duties.”

At present, all the members of the audit and compliance committee are external independent directors.

The audit and compliance committee report contains more information on this subject.

In reference to the audit and compliance committee, all its members have the necessary knowledge to effectively perform their duties.

The Group’s website (www.santander.com) includes a summary of the professional career history and academic qualifications of the members of the audit and compliance committee.

In relation to the appointments and remuneration committee, Article 54 of the Bylaws includes a basic regulation, which is complemented and implemented by Article 17 of the Rules and Regulations of the Board. In addition, Articles 21, 23, 24, 27, 28, 29, 30 and 33 of the regulations contain a specific ruling on certain aspects of their activities.

Finally, those aspects regarding Recommendation 44 are covered under Articles 54.1, 2, 3 and 4 of the Bylaws and 17.1, 2, 3 and 7 and 27.1 of the Rules and Regulations of the Board.

Articles 54.1, 54.2, 54.3 and 54.4 of the Bylaws

54.1

“An appointments and remuneration committee shall be established and entrusted with general proposal-making and reporting powers on matters relating to compensation, appointment and withdrawal of directors.”

54.2

“The appointments and remuneration committee shall be composed of a minimum of three and a maximum of seven directors, all of whom shall be external or non-executive, with independent directors having majority representation.”

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54.3

“The members of the appointments and remuneration committee shall be appointed by the board of directors, taking into account the directors’ knowledge, aptitudes and experience and the goals of the committee.”

54.4

“The appointments and remuneration committee must in all events be presided over by an independent director.”

Article 17.1, 17.2, 17.3 and 17.7 of the Rules and Regulations of the Board

17.1

“The appointments and remuneration committee shall be composed of a minimum of three and a maximum of seven directors, all of whom shall be external or non-executive, with independent directors having majority representation.”

17.2

“The members of the appointments and remuneration committee shall be appointed by the board of directors, taking into account the directors’ knowledge, aptitudes and experience and the goals of the committee.”

17.3

“The appointments and remuneration committee must in all events be presided over by an independent director.”

17.7

“The appointments and remuneration committee, through its chairman, shall report to the board of directors on its activities and work at the first meeting thereof to be held after the committee’s meeting. The resolutions of the appointments and remuneration committee shall be recorded in a minute book, and every one of such minutes shall be signed by the chairman and the secretary. Furthermore, a copy of the minutes of the meetings of the committee shall be made available to all directors.”

The appointments and remuneration committee contains more information on this matter.

At present, all members of the appointments and remuneration committee are external independent directors.

In addition, directors on the appointments and remuneration committee have a proven capacity to perform their duties on this committee based on their experience in banking and their knowledge of the subject of remuneration.

The Group’s website (www.santander.com) contains a summary of the professional career history and academic qualifications of the members of the appointments and remuneration committee.

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45.	The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Compliant  ☒             Explain  ☐

Pursuant to Article 16.4.l) of the Rules and Regulations of the Board, overseeing compliance with the internal codes of conduct and corporate governance regulations is the responsibility of the audit and compliance committee.

Both Articles 53.5 of the Bylaws and 16.6 of the Rules and Regulations of the Board stipulate that one of the audit and compliance committee meetings each year should specifically be used to evaluate the efficiency and compliance of the Bank’s regulations and governance procedures.

In accordance with article 16.6 of the Rules and Regulations of the Board, the audit and compliance committee is expected to approve a report evaluating the efficiency and compliance of the Bank’s governance regulations and procedures and review the information that the board must approve and include in the annual documentation that is published at a meeting scheduled for 13 February 2013.

Article 16.4.l) of the Rules and Regulations of the Board

“The audit and compliance committee shall have the following duties:

(…)

l)	Supervise the observance of the code of conduct of the Group in the securities markets, the manuals and procedures for the prevention of money laundering and, in general, the rules of governance and compliance in effect in the Bank, and make such proposals as are deemed necessary for the improvement thereof. In particular, the committee shall have the duty to receive information and, if applicable, issue a report on disciplinary penalties to be imposed upon members of senior management.”

Article 53.5 of the Bylaws

“The audit and compliance committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Bank’s personnel shall, when so required, attend the meetings of the audit and compliance committee, provide it with his cooperation and make available to it such information as he may have in his possession. The audit and compliance committee may also require that the auditor attend such meetings. One of its meetings shall be devoted to evaluating the efficiency of and compliance with the rules and procedures for governance of the Bank and preparing the information that the board is required to approve and include in the annual public documents.

Article 16.6 of the Rules and Regulations of the Board

“The audit and compliance committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof (…). One of its meetings shall be devoted to evaluating the efficiency of and compliance with the rules and procedures for governance of the Bank and preparing the information that the board is to approve and include in the annual public documents.”

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Section D.4 of this report includes a description of the activities carried out in 2012 in relation to compliance and the prevention of money laundering.

See also the audit and compliance committee report.

46.	All members of the audit committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Compliant  ☒             Explain  ☐

The audit and compliance committee is currently chaired by the independent external director Mr. Manuel Soto Serrano. Section B.1.3 of this report provides a brief synopsis of his professional background, highlighting the fact that both he and the other members of the committee have the necessary knowledge and experience referred to in this recommendation.

Article 53.3 of the Bylaws

“The audit and compliance committee must at all times be presided over by an independent director, who shall also be knowledgeable about and experienced in matters of accounting, auditing or risk management ….”

Article 16.3 of the Rules and Regulations of the Board

“The audit and compliance committee must in all events be presided over by an independent director, who shall also be knowledgeable about and experienced in matters of accounting, auditing or risk management. The chairman of the audit and compliance committee shall be replaced every four years, and may be re-elected after the passage of one year from the end of his preceding term.”

47.	Listed companies should have an internal audit function, under the supervision of the audit committee, to ensure the proper operation of internal reporting and control systems.

Compliant  ☒             Explain  ☐

Supervision by the audit and compliance committee of internal audit duties is mentioned in Article 53.4 (ii) of the Bylaws and is implemented by Article 16.4 d) of the Rules and Regulations of the Board as follows:

Article 53.4 (ii) of the Bylaws

“The audit and compliance committee shall have at least the following powers and duties:

(…)

(ii) Supervise the effectiveness of the Bank’s internal control, the internal audit and the risk management systems, and discuss with the auditor any significant weaknesses detected in the internal control system during the conduct of the audit.”

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Article 16.4 d) of the Rules and Regulations of the Board

“The audit and compliance committee shall have the following duties:

(…)

d)	Supervise the internal audit services, and particularly:

(i)	Proposing the selection, appointment and withdrawal of the party responsible for internal audit;

(ii)	Reviewing the annual working plan for internal audit and the annual activities report;

(iii)	Ensuring the independence and effectiveness of the internal audit function;

(iv)	Proposing the budget for this service;

(v)	Receiving periodic information regarding the activities thereof; and

(vi)	Verifying that senior management takes into account the conclusions and recommendations of its reports.”

The audit and compliance committee report includes, as part of the description of its activities in 2012, those related to the internal audit.

48.	The head of internal audit should present an annual work programme to the audit committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Compliant  ☒             Partially compliant  ☐            Explain  ☐

The internal audit division prepares an annual plan every year regarding risks, establishing the work to be carried out that year.

The head of the internal audit function at the Group reported to the audit and compliance committee on its work programme for the year ahead at a meeting of the latter on 13 February 2012.

Throughout 2012, the audit and compliance committee and the board of directors in full have been kept apprised of the internal audit work carried out in accordance with its annual plan and other issues related to the audit function at all of the audit and compliance committee meetings and four of the 11 board meetings held.

The board was informed of the work performed by the internal audit division in the course of 2012 at its meeting on 28 January 2013. The audit and compliance committee is due to review the audit department’s work schedule for 2013 at a meeting scheduled for 13 February 2013.

49.	Control and risk management policy should specify at least:

a)	The different types of risk (operational, technological, financial, legal, reputational…) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b)	The determination of the risk level the company sees as acceptable;

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c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

See sections: D

Compliant  ☒             Partially compliant  ☐            Explain  ☐

The current Bylaws (Article 52) detail the basic regulations of the risks committee, as follows:

Article 52 of the Bylaws

“1.	The board of directors shall establish a risk committee, which shall be executive in nature, to which risk management powers shall be entrusted.

2.	The risk committee shall be composed of a minimum of four and a maximum of six directors.

3.	The rules and regulations of the board shall govern the composition, operation and powers of the risk committee.

4.	The delegation of powers to the risk committee and the resolutions appointing the members thereof shall require the affirmative vote of not less than two-thirds of the members of the board.”

The Rules and Regulations of the Board (Article 15) expressly include the functions set out under Recommendation 49 as part of the duties of the delegated risks committee.

Article 15 of the Rules and Regulations of the Board

“1.	The risk committee shall be composed of a minimum of four and a maximum of six directors. The chairmanship of the committee shall be held by a vice chairman with executive duties.

The risk committee shall be an executive committee, and therefore may adopt the corresponding decisions within the scope of the powers delegated by the board.

2. A delegation of powers to the risk committee and resolutions appointing the members thereof shall require the favourable vote of at least two-thirds of the members of the board.

3. The risk committee shall have the delegated powers specifically set forth in the resolution on delegation, and shall generally assume the following responsibilities:

a)	To propose to the board the Group’s risk policy, which must particularly identify:

(i)	The various types of risk (operational, technological, financial, legal and reputational, among others) that the Bank faces, including, among financial and economic risks, contingent liabilities and others which are off-balance sheet;

(ii)	The information and internal monitoring systems that will be used to monitor and manage such risks;

(iii)	The setting of the risk level that the Bank deems acceptable;

(iv)	The planned measures to mitigate the impact of identified risks, in the event that they materialise.

b)	To systematically review risk exposure among principal customers, economic sectors, geographic areas and risk types.

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c)	To be aware of and to authorise, if appropriate, management tools, improvement initiatives, advancement of projects and any other relevant activity relating to the control of risks, specifically including the nature and behaviour of internal risk models as well as the results of internal validation thereof.

d)	To assess and monitor any observations made by supervisory authorities in furtherance of their duties.

e)	To ensure that the activities of the Group are consistent with the previously decided risk tolerance level and to delegate to lower-level committees or managers the powers to assume risks.

f)	To make resolutions on transactions that go beyond the powers delegated to lower decision-making bodies, as well as on the global limits of pre-classification in favour of economic groups or with respect to exposures by classes of risks.

4. The risk committee, as the body responsible for global risk management, shall assess reputational risk within the scope of its activities and decisions.

5. In addition, a copy of the minutes of meetings of this committee shall be made available to all directors.”

The Risk Management report in the Group’s 2012 annual report (pages 160 et seq.) includes detailed information on this subject.

50.	The audit committee’s role should be:

1.	With respect to internal control and reporting systems:

a)	To supervise the preparation process and monitor the integrity of the financial information on the company and, if applicable, the group, and to verify compliance with regulatory requirements, the appropriate boundaries of the scope of consolidation and the correct application of accounting principles.

b)	Periodically review the systems for the internal monitoring and management of risks, so that the principal risks are identified, managed and properly disclosed.

c)	Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)	Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2.	With respect to the external auditor:

a)	To submit to the board proposals for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of its engagement.

b)	To receive regular information from the external auditor on the progress and findings of the audit plan and to check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:

i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same;

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ii)	The committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The committee should investigate the issues giving rise to the resignation of any external auditor.

d)	In the case of groups, the committee urges the group auditor to take on the auditing of all component companies.

See sections: B.1.35, B.2.2, B.2.3 and D.3

Compliant  ☒             Partially compliant  ☐            Explain  ☐

Article 16.4 of the Rules and Regulations of the Board includes all these competencies.

In accordance with the Rules and Regulations of the Board, the audit and compliance committee must ensure that the Bank publicly communicates the appointment of a new auditor, and issues a declaration on any possible disagreements with the outgoing auditor.

In the event of the resignation of the auditor, the Rules and Regulations of the Board stipulate that the audit and compliance committee must examine the circumstances that may have motivated the resignation (Article 16.4.J)).

During this fiscal year no auditor has tendered its resignation.

Article 16.4 of the Rules and Regulations of the Board

“a)	Have its chairman and/or secretary report to the shareholders at the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers.

b)	Propose the appointment of the auditor, as well as the conditions under which such auditor will be hired, the scope of its professional duties and, if applicable, the revocation or non-renewal of its appointment. The committee shall favour the Group’s auditor also assuming responsibility for auditing the companies making up the Group.

c)	Review the accounts of the Bank and the Group, monitor compliance with legal requirements and the proper application of generally accepted accounting principles and report on the proposals for alterations to the accounting principles and standards suggested by management.

d)	Supervise the internal audit services, and particularly:

(i)	Proposing the selection, appointment and withdrawal of the party responsible for internal audit;

(ii)	Reviewing the annual working plan for internal audit and the annual activities report;

(iii)	Ensuring the independence and effectiveness of the internal audit function;

(iv)	Proposing the budget for this service;

(v)	Receiving periodic information regarding the activities thereof; and

(vi)	Verifying that senior management takes into account the conclusions and recommendations of its reports.

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e)	Supervising the financial reporting process and internal control systems. In particular, the audit and compliance committee shall:

(i)	Supervise the process of preparing and presenting the regulated financial information relating to the Bank and the Group, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and the correct application of accounting standards; and

(ii)	Supervise the effectiveness of the systems for the internal monitoring and management of risks, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed.

(iii)	Discuss with the auditor any significant internal control system weaknesses detected in the course of the audit.

f)	Report on, review and supervise the risk control policy established in accordance with the provisions of these rules and regulations.

g)	Serve as a channel of communication between the board and the auditor, assess the results of each audit and the response of the management team to its recommendations, and act as a mediator in the event of disagreement between the board and the auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavour to ensure that the statements ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications or reservations in the auditor’s report.

h)	Supervise the fulfilment of the audit contract, endeavouring to ensure that the opinion on the annual financial statements and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

i)	Ensure the independence of the auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provision of such services to the Bank. The annual report shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work.

In any event, the audit and compliance committee shall receive annually from the auditor written confirmation of its independence in relation to the Bank or to entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditor or by persons or entities related thereto, pursuant to the provisions of Law 19/1988, of 12 July, on Audit of Financial Statements15.

In addition, the committee must issue a report expressing its opinion with respect to the independence of its auditor each year prior to issuance of the audit report. This report must also encompass the additional professional services referred to in the paragraph above.

j)	Ensure that the Bank publicly discloses any change of auditor and accompanies such communication with a declaration regarding the possible existence of discrepancies with the outgoing auditor and, if any, regarding the content thereof. In the event that the auditor has resigned, the committee shall examine the circumstances causing it.

[15]	Currently Legislative Royal Decree 1/2011, of 1 July, Spain’s Consolidated Audit Act.

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k)	Report to the board, in advance of the adoption by it of the corresponding decisions, regarding:

(i)	The financial information that the Bank must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.

(ii)	The creation of or acquisition of shareholdings in special purpose vehicles or entities domiciled in countries or territories that are considered tax havens.

l)	Supervise the observance of the code of conduct of the Group in the securities markets, the manuals and procedures for the prevention of money laundering and, in general, the rules of governance and compliance in effect in the Bank, and make such proposals as are deemed necessary for the improvement thereof. In particular, the committee shall have the duty to receive information and, if applicable, issue a report on disciplinary penalties to be imposed upon members of senior management.

m)	Review compliance with such courses of action and measures as result from the reports issued or the inspection proceedings carried out by the administrative authorities having functions of supervision and control.

n)	Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted to it by the office of the general secretary of the Bank. The committee shall also:

(i)	Receive, deal with and keep a record of the claims received by the Bank on matters related to financial information gathering process, audit and internal controls.

(ii)	Receive on a confidential and anonymous basis possible communications from Group employees who express their concern regarding possible questionable practices in the areas of accounting or auditing.

o)	Receive information from the person charged with the Bank’s tax matters regarding the tax policies applied, at the very latest prior to authorisation of the annual financial statements for issue and the filing of the corporate income tax return and, when warranted, regarding the tax implications of transactions or matters submitted to the board of directors or executive committee for approval, unless these bodies have been directly appraised thereof, in which case an account must be given at the next scheduled committee meeting. The audit and compliance committee must provide the board with any such information received.

p)	Report on any proposed amendments to these rules and regulations prior to the approval thereof by the board of directors.

q)	Evaluate, at least one a year, its operation and the quality of its work.

r)	And others specifically provided for in these rules and regulations.

The audit and compliance committee report contains more information on this subject.

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51.	The audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Compliant  ☒             Explain  ☐

This is contemplated in Articles 53.5 of the Bylaws and 16.6 of the Rules and Regulations of the Board. This practice is seen in the audit and compliance committee report, which illustrates, among other aspects, that this committee has a constant and open dialogue with the auditor and the Group’s management team, with the auditor, the compliance director and the head of the internal audit division regularly attending meetings.

Article 53.5 of the Bylaws

“The audit and compliance committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Bank’s personnel shall, when so required, attend the meetings of the audit and compliance committee, provide it with his cooperation and make available to it such information as he may have in his possession. The audit and compliance committee may also require that the auditor attend such meetings. One of its meetings shall be devoted to evaluating the efficiency of and compliance with the rules and procedures for governance of the Bank and preparing the information that the board is required to approve and include in the annual public documents.

Article 16.6 of the Rules and Regulations of the Board

“The audit and compliance committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Bank’s personnel shall, when so required, attend the meetings of the audit and compliance committee, provide it with his cooperation and make available to it such information as he may have in his possession. The audit and compliance committee may also require that the auditor attend such meetings. One of its meetings shall be devoted to evaluating the efficiency of and compliance with the rules and procedures for governance of the Bank and preparing the information that the board is required to approve and include in the annual public documents.”

52.	The audit committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a)	The financial information that all listed companies must periodically disclose. The committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2 and B.2.3

Compliant  ☒             Partially compliant  ☐            Explain  ☐

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The Rules and Regulations of the Board – in Article 16.4.k(i) as transcribed under recommendation 50 above – stipulate that the audit and compliance committee is responsible for informing the board, prior to any decision-making, of financial information that must be made public.

The audit and compliance committee reviews the accounts prepared for the services of the Bank and its Group.

The annual financial statements and management report for 2012, which will be submitted at the 2013 annual general shareholders’ meeting for approval, have been certified by the Group’s Head of financial accounting and the audit and compliance committee at its meeting of 21 January 2013. Having duly reviewed them, the audit committee issued a favourable report prior to authorisation for issue, which was granted by the board at the meeting held on 28 January 2013.

In meetings held on 18 April, 18 July and 15 October 2012 and on 21 January 2013, the audit and compliance committee reported favourably on the financial statements for the three-month periods ended 31 March, 30 June, 30 September and 31 December 2012, respectively. These reports were issued prior to approval of the corresponding financial statements by the board and disclosure to the markets and regulators. In the Group’s unaudited financial reports for the first and third quarters of the year, it is expressly noted that the audit and compliance committee has ensured that the financial information is prepared in accordance with the same principles and practices applied to the annual consolidated financial statements.

The audit and compliance committee has reported favourably on the condensed interim consolidated financial statements for the first and second halves of 2012. These were prepared in accordance with prevailing international accounting principles and rules (specifically IAS 34 Interim Financial Reporting, as adopted by the European Union) and in accordance with Article 12 of Royal Decree 1362/2007.

Article 16.4.k.(ii) of the Rules and Regulations of the Board attributes the audit and compliance committee with the duty of reporting to the board in advance of any decision-making relating to the creation of or acquisition of shareholdings in special purpose vehicles or entities residing in countries or territories considered tax havens.

Finally, in accordance with Article 30 of the Rules and Regulations of the Board, it is the responsibility of the appointments and remuneration committee to prepare reports in reference to letter c) of Recommendation 52.

Article 30 of the Rules and Regulations of the Board

“The director shall fulfil all the duties and obligations which are inherent in his position as such and which are provided for by Law, the Bylaws, the rules and regulations for the general shareholders’ meeting and the rules and regulations of the board of directors, including the following:

(...)

•	Duty of loyalty:

(...)

(iii) The directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they may be involved. If the conflict arises from a transaction with the Bank, the director shall not be allowed to conduct it unless the board, following a report from the appointments and remuneration committee, approves such transaction. In the event of conflict, the director involved shall not participate in the deliberations and decisions on the transaction to which the conflict refers.

In all events, the situations of conflict in which the Bank directors are involved shall be reported in the notes to the financial statements and the annual corporate governance report.”

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53.	The board of directors should seek to present the annual accounts to the general shareholders’ meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the chairman of the audit committee and the auditors should give a clear account to shareholders of their scope and content.

See sections: B.1.38

Compliant  ☒             Partially compliant  ☐        Explain  ☐

There have been no reservations or qualifications in the individual accounts of the Bank or in the consolidated Group accounts in the past three financial years.

In reference to the regulation of this matter, Article 62.3 of the Bylaws and Article 35.5 of the Rules and Regulations of the Board apply.

Articles 62.3 of the Bylaws and 35.5 of the Rules and Regulations of the Board

“The board of directors shall use its best efforts to prepare the accounts such that there is no room for qualifications by the auditor. However, when the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit and compliance committee, of the content and scope of the discrepancy, and shall also endeavour to ensure that the auditor likewise discloses its considerations in this regard.”

54.	The majority of nomination committee members – or nomination and remuneration committee members as the case may be – should be independent directors.

See sections: B.2.1

Compliant  ☒             Explain  ☐            Not applicable  ☐

Articles 54.2 of the Bylaws and 17.1 and 3 of the Rules and Regulations of the Board stipulate that the appointments and remuneration committee is made up exclusively of external directors, with its chairman being an independent director, as is currently the case. At present, all members of this committee are external independent directors.

In addition, in 2012, no member of the appointments and remuneration committee has been an executive director, member of senior management or employed at the Bank, and no executive director or member of senior management had belonged to the board (nor to the remuneration committee) of companies that had employed members of the appointments and remuneration committee.

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Article 54.2 and 4 of the Bylaws

54.2.

“The appointments and remuneration committee shall be composed of a minimum of three and a maximum of seven directors, all of whom shall be external or non-executive, with independent directors having majority representation.”

54.4.

“The appointments and remuneration committee must in all events be presided over by an independent director.”

Article 17.1 and 3 of the Rules and Regulations of the Board:

17.1.

“The appointments and remuneration committee shall be composed of a minimum of three and a maximum of seven directors, all of whom shall be external or non-executive, with independent directors having majority representation.”

17.3

“The appointments and remuneration committee must in all events be presided over by an independent director.”

55.	The nomination committee should have the following functions in addition to those stated in earlier recommendations:

a)	Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organise, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.

d)	Report to the board on the gender diversity issues discussed in recommendation 14 of this Code.

See section: B.2.3

Compliant  ☒             Partially compliant  ☐            Explain  ☐             Not applicable  ☐

The Rules and Regulations of the Board expressly mention functions a) and c) of Recommendation 55 in Articles 17.4, a) and e).

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Article 17.4 of the Rules and Regulations of the Board

“The appointments and remuneration committee shall have the following duties:

a) Establish and review the standards to be followed in order to determine the composition of the board and select those persons who will be proposed to serve as directors. In particular, the appointments and remuneration committee:

(i)	Shall evaluate the competencies, knowledge and experience required of directors.

(ii)	Shall specify the duties and the aptitudes needed of the candidates to fill each vacancy, evaluating the time and dedication needed for them to properly carry out their commitments.

(iii)	Shall receive for consideration the proposals of potential candidates to fill vacancies that might be made by the directors.

(…).”

e) Report on appointments and withdrawals of the members of senior management.

(…).”

The regulation of the succession plans for the chairman and the managing director referred to in letter b) of Recommendation 55 is stipulated in Article 24 of the Rules and Regulations of the Board.

Article 24 of the Rules and Regulations of the Board

“In the cases of withdrawal, announcement of renunciation or resignation, disability or death of the members of the board of directors or its committees or withdrawal, announcement of renunciation or resignation of the chairman of the board of directors or of the managing director or directors, as well as from other positions on such bodies, at the request of the chairman of the board of directors or in his absence at the request of the highest-ranking vice chairman, the appointments and remuneration committee will be convened in order for such committee to examine and organise the process of succession or replacement in an orderly manner and to present the corresponding proposal to the board of directors. Such proposal shall be communicated to the executive committee and subsequently submitted to the board of directors at the following meeting scheduled to be held by the board’s annual calendar of meetings or at such extraordinary meeting as may be called if deemed necessary.”

Article 44.2 of the Bylaws provides rules for interim replacements (applicable in the event of absence or impossibility to act or illness) to carry out the duties of the chairman of the board in the absence of the vice chairmen.

On a yearly basis the board determines the number order in relation to the length of service of the directors. As such, at its meeting on 30 March 2012, the board unanimously agreed, for the interim exercising of the duties of the chairman in the absence of the vice chairmen, to assign to current directors the following order of precedence:

1)	Mr Rodrigo Echenique Gordillo

2)	Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

3)	Mr Guillermo de la Dehesa Romero

4)	Mr Abel Matutes Juan

5)	Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea

6)	Lord Burns

7)	Ms Isabel Tocino Biscarolasaga

8)	Mr Juan Rodríguez Inciarte

9)	Mr Ángel Jado Becerro de Bengoa

10)	Mr Vittorio Corbo Lioi

11)	Ms Esther Giménez-Salinas i Colomer

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Article 44.2 of the Bylaws

“The vice chairman or vice chairmen, in the established numerical sequence, and in the their absence, the appropriate director according to a numerical sequence established by the board of directors, shall replace the chairman in the event of absence or impossibility to act or illness.”

56.	The nomination committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the nomination committee for its consideration.

                                 Compliant  ☒     Partially compliant  ☐    Explain  ☐    Not applicable  ☐

The content of recommendation 56, which forms part of the practices of the appointments and remuneration committee, is stated in Articles 17.4.a. (iii) and 17.5 of the Rules and Regulations of the Board.

Article 17.4.a.(iii) of the Rules and Regulations of the Board

“4. The appointments and remuneration committee shall have the following duties:

a. Establish and review the standards to be followed in order to determine the composition of the board and select those persons who will be proposed to serve as directors. In particular, the appointments and remuneration committee:

(…)

(iii) Shall receive for consideration the proposals of potential candidates to fill vacancies that might be made by the directors.”

Article 17.5 of the Rules and Regulations of the Board

“The chairman and any director may make suggestions to the committee with respect to matters that fall within the scope of its powers.”

57.	The remuneration committee should have the following functions in addition to those stated in earlier recommendations:

a) Make proposals to the board of directors regarding:

i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The standard conditions for senior officer employment contracts.

b) Oversee compliance with the remuneration policy set by the company.

See sections: B.14. and B.2.3.

                                 Compliant  ☒    Partially compliant  ☐    Explain  ☐    Not applicable  ☐

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Functions a) and b) of Recommendation 57 are expressly mentioned in Article 17.4, letters f) and g) of the Rules and Regulations of the Board, respectively.

Article 17.4 of the Rules and Regulations of the Board

“The appointments and remuneration committee shall have the following duties:

(…)

f) Propose to the board:

(i)	The policy for compensation of directors and the corresponding report, upon the terms of Article 29 of these rules and regulations.

(ii)	The policy for compensation of the members of senior management.

(iii)	The individual compensation of the directors.

(iv)	The individual compensation of the executive directors and, if applicable, external directors, for the performance of duties other than those of a mere director, and other terms of their contracts.

(v)	The basic terms of the contracts and compensation of the members of senior management.

(vi)	Approval of the remuneration of any other executives that receive significant pay despite not being part of senior management, particularly their bonuses, and whose activities may have a material impact on the assumption of risks by the Group.

g) Ensure compliance with the policy established by the Bank for compensation of the directors and the members of senior management.

(…).”

58.	The remuneration committee should consult with the chairman and chief executive, especially on matters relating to executive directors and senior officers.

Compliant  ☒    Partially compliant  ☐    Explain  ☐

Article 17.5 of the Rules and Regulations of the Board reflects the content of Recommendation 58.

See the transcript of Article 17.5 of the Rules and Regulations of the Board under Recommendation 56 above.

G	OTHER INFORMATION OF INTEREST

If you consider that there is any material aspect or principle relating to the corporate governance practices followed by your company that has not been addressed in this report, indicate and explain below.

You may include in this section any other information, clarification or observation related to the above sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

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The Bank does not present an annual corporate governance report other that the one regulated by Order ECO/3722/2003.

All the pertinent information is contained either in the foregoing sections or in the annex to this report, which corresponds to the content of the annual corporate governance report stipulated under new article 61 bis of the Securities Market Act (introduced by the Sustainable Economy Act 2/2011 of 4 March).

Since 2010, Banco Santander, S.A. has adhered to the code of good tax practices approved in the Tax Forum of Large Companies, a body in which large Spanish companies and the Spanish tax agency participate, and complies with the contents thereof. The Group’s head of tax advisory informed the audit and compliance committee of the tax policies followed by the Group in Spain during the year.

Definition of independent director:

List any independent directors who maintain, or have maintained in the past, a relationship with the company, its significant shareholders or managers, when the significance or importance thereof would dictate that the directors in question may not be considered independent pursuant to the definition set forth in section 5 of the Unified Good Governance Code:

YES  ☐             NO  ☒

Name of director	Type of relationship	Explanation
—	—	—

This annual corporate governance report was approved by the company’s board of directors at its meeting held on:

28 January 2013.

List any directors who voted against or abstained from voting on the approval of this report.

YES  ☐             NO  ☒

Name or corporate name of directors voting against the approval of this report	Reasons (against, abstention, non- attendance)	Explain the reasons
—	—	—

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ANNEX TO THE ANNUAL REPORT ON CORPORATE GOVERNANCE

Law 2/2011, the Sustainable Economy Act (Ley de Economía Sostenible), introduced new disclosure requirements for listed companies, adding a new article 61 bis to the Securities Market Act (Ley de Mercado de Valores), which regulates the contents of the annual report on corporate governance. The new article dictates the addition to the annual report on corporate governance of new content, some of which was formerly included in the management report.

Because the standard form on which the annual corporate governance report for 2012 must be based does not provide for the aforementioned new content, this Annex addresses the new disclosures, which are grouped under the following headings:

•	Securities not admitted to trading on a regulated European Community market, where appropriate indicating the different classes of shares and, for each class of shares, the attaching rights and obligations.

•	Any restrictions on the ability to transfer securities or on the exercise of voting rights.

•	Rules governing bylaw amendments.

•	Significant agreements entered into by the company which take effect, alter or terminate upon a change of control of the company following a takeover bid and the effects thereof.

•	Any agreements between the company and its directors, officers or employees that provide for severance payments if they resign, are unfairly dismissed or if their employment contracts terminate as a result of a takeover bid.

•	Description of the key aspects of the internal control and risk management systems with respect to the financial reporting process.

There follow itemised responses to the above-listed headings:

1.	Securities not admitted to trading on a regulated European Community market, where appropriate indicating the different classes of shares and, for each class of shares, the attaching rights and obligations.

Banco Santander’s shares trade on the continuous market of the Spanish Stock Exchanges and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges. The shares traded on all of these exchanges carry identical rights and obligations.

Santander’s shares trade on the New York Stock Exchange in the form of American Depositary Shares (ADSs), with each ADS representing one share in the Bank.

2.	Any restrictions on the ability to transfer securities or on the exercise of voting rights

•	Restrictions on the free transfer of shares

There are no bylaw-stipulated restrictions on the transfer of shares other than those indicated below.

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Articles 57 and 58 of Law 26/1988, on Discipline and Intervention of Credit Institutions provide that any acquisition of a significant ownership interest in a credit institution must be previously notified to the Bank of Spain, which reserves the right to oppose the acquisition if the acquirer fulfils certain conditions envisaged in the Law.

Notwithstanding the foregoing, a shareholders’ agreement notified to the Bank affecting the free transfer of certain shares is described later on in this report.

•	Restrictions on voting rights

There are no legal or bylaw restrictions on the exercise of voting rights as such.

Hence, the first paragraph of Article 26.1 of the Bylaws states: “The holders of any number of shares registered in their name in the respective bookentry registry five days prior to the date on which the general shareholders’ meeting is to be held and who are current in the payment of pending subscriptions shall be entitled to attend general shareholders’ meetings.”

The Bylaws of Banco Santander do not establish any restrictions on the maximum number of votes which a given shareholder or companies belonging to the same group may cast. General shareholders’ meeting attendees are entitled to one vote for every share held, as stipulated in the first sentence of article 35.2 of the Bank’s Bylaws: “The attendees at the general shareholders’ meeting shall have one vote for each share which they hold or represent.”

•	Shareholder agreements

In February 2006, three directors, together with other shareholders of the Bank, entered into a shareholder agreement that was notified to the Bank and to the Spanish Securities Markets Commission (“CNMV”). The document witnessing the aforementioned agreement was filed at both the CNMV registry and the Cantabria Mercantile Registry.

The agreement, which was signed by Emilio Botín-Sanz de Sautuola y García de los Ríos, Ana Patricia Botín-Sanz de Sautuola y O’Shea, Emilio Botín-Sanz de Sautuola y O’Shea, Francisco Javier Botín-Sanz de Sautuola y O’Shea, Simancas, S.A., Puente San Miguel, S.A. Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal, provides for the syndication of the Bank shares held by the signatories to the agreement or whose voting rights have been granted to them.

The aim pursued by virtue of the syndication agreement, the restrictions established on the free transferability of the shares and the regulated exercise of the voting rights inherent thereto is to ensure, at all times, the concerted representation and actions of the syndicate members as shareholders of the Bank, for the purpose of developing a lasting, stable common policy and an effective, unitary presence and representation in the Bank’s corporate bodies.

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.430% of its share capital at 2012 year end). In addition, as established in clause one of the shareholders’ agreement, the syndication extended, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them. Accordingly, at 31 December 2012, a further 34,885,821 shares (0.338% of share capital) were included in the syndicate.

At any given time, the chairman of the syndicate is the person then presiding over the Marcelino Botín Foundation, currently Emilio Botín Sanz de Sautuola y García de los Ríos.

227

The members of the syndicate undertake to syndicate and pool the voting and other political rights attaching to the syndicated shares, so that these rights may be exercised and, in general, the syndicate members heading the Bank may act in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation, necessarily unitary, issued by the syndicate, and, for this purpose, the representation of these shares is attributed to the chairman of the syndicate as the common representative of its members.

Except for transactions carried out in favour of other members of the syndicate or in favour of the Marcelino Botín Foundation, prior authorisation must be granted from the syndicate assembly, which may freely approve or refuse permission for the planned transfer.

Banco Santander informed the CNMV on 3 August and 19 November 2012, by means of the pertinent significant event filings, that it had been officially notified of amendments to this shareholder agreement in respect of the persons subscribing to it. Its composition is currently the following:

Shares covered by the shareholder agreement

The agreement encompasses a total of 79,282,334 Bank shares (0.768% of its share capital as of year-end 2012), broken down as follows:

Parties to the shareholder agreement	No. of shares syndicated
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	6,365,296
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	13,207,720
Mr Emilio Botín-Sanz de Sautuola y O’Shea (2)	13,567,504
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (3)	16,279,089
Ms Paloma Botín-Sanz de Sautuola y O’Shea (4)	7,811,706
Ms Carmen Botín-Sanz de Sautuola y O’Shea	8,622,491
Puente San Miguel, S.A.	3,275,605
Latimer Inversiones, S.L. (5)	553,508
Cronje, S.L., Unipersonal	4,024,136
Nueva Azil, S.L.	5,575,279
Total	79,282,334

(1)	7,971,625 shares held indirectly through Bafimar, S.L.
(2)	3,024,727 shares held indirectly through Leugim Bridge, S.L. and 1,500,000 through Jardín Histórico Puente San Miguel, S.A., the latter being 100%-owned by the former.
(3)	4,652,747 shares held indirectly through Inversiones Zulú, S.L. and 6,794,391 through Apecaño, S.L.
(4)	6,628,291 shares held indirectly through Bright Sky 2012, S.L.
(5)	Bare ownership (ownership without usufruct) of 553,508 shares corresponds to Fundación Marcelino Botín, but the voting rights are assigned to Latimer Inversiones, S.L. as their beneficial owner.

In all other respects, the agreement is unchanged with respect to that signed in February 2006.

The aforementioned significant filings can be found on the Group’s website (www.santander.com).

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3.	Rules governing bylaw amendments

As required by article 286 of the Corporate Enterprises Act, in the event that the bylaws are to be amended, the Bank’s directors or, where appropriate, the shareholders tabling the resolution, must draft the complete text of the proposed amendment along with a written report justifying the proposed change, which must be provided to shareholders in conjunction with the call to the meeting at which proposed amendment will be voted on.

Article 25 of the bylaws, which regulates the calling of general shareholders’ meetings, stipulates that if the shareholders are called upon to deliberate on amendments to the bylaws, including the increase and reduction of share capital, on the transformation, merger, split-off, the overall assignment of assets and liabilities, the relocation of the registered office abroad, on the issuance of debentures or on the exclusion or limitation of pre-emptive rights, the required quorum on first call shall be met by the attendance of shareholders representing at least fifty percent of subscribed voting share capital. If the quorum is insufficient, the general shareholders’ meeting shall be held on second call, to which end a quorum of twenty-five per cent of voting capital shall be required.

When shareholders representing less than fifty percent of subscribed share capital with the right to vote are in attendance, the resolutions mentioned in the preceding paragraph may only be validly adopted with the favourable vote of two-thirds of the share capital present or represented at the meeting.

Elsewhere, as required by article 8.1 of Royal Decree 1245/1995, the amendment of credit institutions’ bylaws requires the authorisation of the Ministry for the Economy and Competitiveness. However, the following amendments are exempt from this authorisation procedure (although they must nevertheless be communicated to the Bank of Spain): those intended to reflect a change in registered business office within Spain, a capital increase, the addition to the wording of the bylaws of legal or regulatory requirements of an imperative or prohibitive nature or wording changes to comply with judicial or court rulings and any other amendments which the Directorate General of the Treasury and Financial Policy has ruled exempt from authorisation on account of scant materiality in response to prior consultations submitted to it to this end.

4.	Significant agreements entered into by the company which take effect, alter or terminate upon a change of control of the company following a takeover bid and the effects thereof

None.

5.	Any agreements between the company and its directors, officers or employees that provide for severance payments if they resign, are unfairly dismissed or if their employment contracts terminate as a result of a takeover bid

In addition to the agreements described in Note 5 to the 2012 financial statements for executive directors, and without prejudice to the provisions of article 10.3 of Royal Decree 1382/1985 of 1 August regulating the Special Employment Relationship of Senior Management, the Bank has compensation clauses in favour of members of senior management who are not directors. In the event such circumstance had arisen at 31 December 2012, it would have given rise to compensation in favour of certain members of senior management totalling EUR 6.1 million.

As disclosed in Note 5.c) to the Santander Group’s 2012 consolidated financial statements, the contracts of the Bank’s executive directors and other senior management have been modified to convert their defined contribution pension plans into defined benefit pension plans. As a result of this modification, severance payments payable to 18 members of senior management in the event of dismissal have been eliminated, as disclosed in the 2012 corporate governance report, while two directors retain the right to such indemnities as their contracts have not been modified.

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6.	Description of the key aspects of the internal control and risk management systems with respect to the financial reporting process

This section describes the key aspects of the internal control and risk management systems in place at the Santander Group with respect to the financial reporting process, specifically addressing the following aspects:

•	The control environment at Banco Santander

•	Risk assessment in financial reporting

•	Control activities

•	Information and communication

•	Monitoring

A.	The control environment at Banco Santander

The governance bodies responsible for the internal control systems

The board of directors is ultimately responsible for the internal control and risk management systems. In keeping with article 16.4.e) of the board rules, this function is entrusted to the audit and compliance committee, which must:

“(e) Supervise the process for gathering financial information and for the internal control systems. In particular, the audit and compliance committee shall:

(i)	Supervise the process of preparing and presenting the regulated financial information relating to the Bank and the Group, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and the correct application of accounting standards; and

(ii)	Supervise the effectiveness of the systems for the internal monitoring and management of risks, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed.

(iii)	Discuss with the external auditor any significant weaknesses detected in the internal control system during the course of the audit.

Organisational structure in place in relation to the process of preparing the financial information

The Group, through the corporate organisation division and the organisation units for each country/entity or business (within the area of expertise of the technology and operations division), defines, implements and maintains the organisational structures, catalogue of job positions and size of the units. Specifically, the corporate organisation division is responsible for defining and documenting the Corporate Model for Managing Structures and Staff, which serves as the framework manual across the Group; it is similarly responsible for communicating this framework model to all Group entities.

The organisational function delegated to the countries/entities/businesses is designed to:

•	optimise and align the organisational structures to the strategy defined by the corresponding corporate divisions and the Group’s strategic targets;

•	define the job map in the units under its remit as a core tool for organising how the structure works and facilitating the management of its human resources.

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The business/support areas channel any initiatives relating to their organisational structures through the aforementioned organisation units. These units are tasked with analysing/reviewing and, where appropriate, inputting the opportune structural modifications into the corporate IT tools. In addition, the organisation units are responsible for identifying and defining the main functions attributed to each structural unit.

The purpose of this schematic is to try to ensure, among other things, that the organisational structure provides a solid model of internal control over financial reporting (hereinafter, “ICFR”).

With respect to the specific process of preparing its financial information, the Group has defined clear lines of responsibility and authority. The process entails exhaustive planning, which contemplates, among other things, the distribution of tasks and functions, the required timeline and the various reviews to be performed by each manager. To this end, the Group has management control departments in each of its operating markets; these are headed up by a controller whose duties include the following:

•	Integrating the corporate policies defined at the Group level into their management, adapting them to local requirements.

•	Ensuring that the organisational structures in place are conducive to due performance of the tasks assigned, including a suitable superior-staff structure.

•	Deploying the critical procedures (control models), leveraging the Group’s corporate IT tools to this end.

•	Implementing the corporate accounting and management information systems, adapting them to each entity’s specific needs as required.

In order to preserve their independence, the controllers report to their country heads and to the Group’s corporate management control division.

The Bank also has a corporate internal control unit which reports to the corporate management control department and is tasked with designing and implementing the ICFR model (also known internally as the Santander Group Internal Control Model) and ensuring its quality, consistency and continual updating, which it oversees and monitors continually, ensuring that it works as it should and is adequate, reporting its findings back to management and the audit and compliance committee. Each unit also has a head of internal control who reports back to this unit.

Regulation of the financial information preparation process and internal controls by means of codes of conduct

The Group’s General Code of Conduct, approved by the board of directors, establishes the behavioural guidelines relating to accounting and financial information requirements, among other matters16.

This code is binding for all members of the Group’s governance bodies and all employees of Banco Santander, S.A. and Santander Group companies, who acknowledge as much when they join the Group, notwithstanding the fact that some of these individuals are also bound by the Code of Conduct in Securities Markets and other codes of conduct specific to the area or business in which they work.

The Group provides all its employees with e-learning training courses on the aforementioned General Code of Conduct. Moreover, the compliance department is available to address any queries with respect to its application.

[16]	The complete text of the Santander Group’s General Code of Conduct can be found on the corporate website (www.santander.com).

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With respect to financial information and transaction record-keeping, Title IV, Chapter VIII, of the code stipulates the following obligations and related controls:

35.	Financial reporting obligations

1.	The Group’s financial information shall be prepared accurately and thoroughly, ensuring that:

i.	The transactions, events and other developments mirrored in the financial information actually exist and were duly recorded.

ii.	The information reflects all the transactions, events and other developments affecting the entity.

iii.	The transactions, events and other developments are recorded and measured in keeping with applicable regulations.

iv.	The transactions, events and other developments are classified, presented and disclosed in the financial information in keeping with applicable regulations.

v.	The financial information reflects, as of the corresponding date, the entity’s rights and obligations by means of the corresponding assets and liabilities, in keeping with applicable regulations.

2.	The financial information must include all information of an accounting or financial nature which the Group discloses to the market and files with the supervisory authorities. It therefore encompasses the individual and consolidated annual financial statements, six-month financial statements and the interim statements and the prospectuses drafted by the Group for any financial instruments issued.

36.	Internal controls

1.	Mandatory compliance with all the internal control procedures established by the Group to guarantee that its transactions are properly accounted for and accurately depicted in the financial information published by the Group.

2.	In preparing the financial information, the areas of the Group responsible for each activity, process and sub-process must certify that the controls established by the Group have been complied with and the information furnished is accurate.

3.	The audit and compliance committee shall supervise the financial information preparation process and oversee that the internal control model, internal audit and risk management systems are proving effective.

‘Whistle-blowing’ channel

Article 16 of the Rules and Regulations of the Board of Directors includes among the responsibilities of the audit and compliance committee the duties to “Adopt the necessary measures to: “Receive, deal with and keep a record of the claims received by the Bank on matters related to the process for gathering financial information, auditing and internal controls” and “Receive on a confidential and anonymous basis possible communications from Group employees who express their concern on possible questionable practices in the areas of accounting or auditing”.

No such claims have been received during the last three fiscal years.

Training and refresher courses for personnel involved in preparing and reviewing financial information

Group employees involved in preparing and reviewing its financial information participate in training programmes and regular refresher courses which are specifically designed to provide them with the knowledge required to allow them to discharge their duties properly.

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The training and refresher courses are mostly promoted by the management control unit itself and are designed and overseen together with the corporate learning and career development which is in turn part of the HR department and is responsible for coordinating and imparting training across the Group.

These training initiatives take the form of a mixture of onsite and e-learning sessions, all of which are monitored and overseen by the aforementioned corporate unit in order to guarantee they are duly taken and that the concepts taught have been properly assimilated.

With respect to the training received concerning financial information preparation and reviews, the HR division, in coordination with the management control unit, among others, has provided the employees involved in preparing and reviewing the financial information with courses on the following topics: risk analysis and management, accounting and financial statement analysis, the business, banking and financial environment, financial management, costs and budgeting, numerical skills, calculations and statistics and financial statement auditing, among other matters directly and indirectly related to the financial information process.

In Spain, the training courses encompassing the above-listed topics totalled more than 160,000 hours in 2012 and took the form of onsite and online courses. In addition, each country develops its own training programme on the basis of that developed by the parent.

B.	Risk assessment in financial reporting

The Santander Group’s internal control over financial reporting model (hereinafter, the ICFR model) encompasses all of the processes and procedures put in place by management and the rest of the Group’s staff to ensure reasonable assurance that the control targets set at the corporate level will be met.

The Group’s ICFR model complies with the most stringent international standards and specifically complies with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as per its most recently published framework, and the Enterprise Risk Management Integrated Framework, which addresses control targets in terms of corporate strategy, operations effectiveness and efficiency, financial information reliability and compliance with applicable rules and regulations.

The ICFR model is implemented at the main Group companies using standard and uniform methodology such that it ensures inclusion of the right controls and covers all material financial information risk factors.

The risk identification process takes into account all classes of risk (particularly those included in the recommendations issued by the Basel Risk Committee) and its scope is greater than the totality of risks directly related to the preparation of the Group’s financial information.

Moreover, this process evaluates all the risk factors identified, regardless of whether or not they have a direct impact on the preparation of financial information, based on the criteria in place for prioritising and estimating their importance on the basis of the probability of occurrence and magnitude of the risk event.

In addition, for each risk event identified, the model assigns the potential risk of error in the issuance of the financial information, i.e., potential errors in terms of: i) the existence of the assets, liabilities and transactions as of the corresponding date; ii) the fact that the assets are Group goods or rights and the liabilities Group obligations; iii) proper and timely recognition and correct measurement and of its assets, liabilities and transactions; and iv) the correct application of the accounting rules and standards and adequate disclosures.

The following aspects of the Group’s ICFR model are worth highlighting:

•	It is a corporate model which involves the totality of the Group’s relevant organisational structure by means of a direct schematic of individually-assigned lines of responsibility.

•	Management of the ICFR model is decentralised, being delegated to the Group’s various units, while its coordination and monitoring is the duty of the corporate internal control unit which issues general criteria and guidelines so as to ensure uniform and standard procedures, validation tests, classification standards and rule changes.

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•	It is a far-reaching model with a global scope of application. In order to ensure its comprehensiveness, the model not only includes the activities relating to generation of the consolidated financial information, its core scope of application, but also other procedures developed by each entity’s support areas which, while not generating a direct impact on the accounting process, could cause possible losses or contingencies in the case of incidents, errors, regulatory breaches and/or fraud.

•	It is dynamic and updated continually in an attempt to mirror the reality of the Group’s business as it evolves, the risks to which it is exposed and the controls in place to mitigate these risks.

•	It generates comprehensive documentation of all the processes falling under its scope of application and includes detailed descriptions of the transactions, evaluation criteria and checks applied to the ICFR model.

All of the Group companies’ ICFR documentation is compiled into a corporate IT application which registers more than 7,000 employees with differing levels of responsibility within the Santander Group’s internal control system.

The Group has a specific process for identifying the companies comprising its scope of consolidation which is monitored by the management control unit and the general secretariat, among other divisions.

C.	Control activities

Processes for reviewing and certifying the financial information and description of the internal control system

As already noted elsewhere in this report, the board itself has delegated in its audit and compliance committee the duty to: “Supervise the process of preparing and presenting the regulated financial information relating to the Bank and the Group, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and the correct application of accounting standards” (article 16.4.(e)(i) of the rules and regulations of the board of directors).

The audit and compliance committee for its part is obliged to “Report to the board, in advance of the adoption by it of the corresponding decisions, regarding: (i) The financial information that the Bank must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements” (article 16.4.(k)(i) of the rules and regulations of the board of directors).

The most significant aspects of the accounting close process and the review of the material judgements, estimates, measurements and projections used are as follows:

•	Impairment losses on certain assets;

•	The assumptions used to calculate the value of liabilities and commitments relating to post-employment benefits and other obligations;

•	The useful lives of property, plant and equipment and intangible assets;

•	The measurement of goodwill; and

•	The fair value of certain unlisted securities.

The Group general auditor presents the audit and compliance committee with the Group’s financial information, including the most important information regarding estimates and valuation work, at least quarterly for validation purposes.

Meanwhile, the corporate internal control department attends several audit and compliance committee meetings in order to report on the progress made with respect to any internal control shortcomings identified.

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To verify that the ICFR model is working properly and check the effectiveness of the established controls, processes and activities, the Group has in place an evaluation and certification process which starts with an evaluation of the control activities by the staff responsible for them. As a function of the conclusions reached, the next step is to certify the sub-processes, processes and activities related to the generation of financial information so that, having analysed all these certifications, the chief executive officer, the chief financial officer and the controller can rule on the effectiveness of the ICFR model.

In 2012, the Group performed two evaluation processes:

•	Evaluation of the effectiveness of the controls during the first half of the year in order to identify any potential incidents and remedy them before year end.

•	Annual evaluation of the effectiveness of the controls (approximately 40,000 Group-wide) and processes (approximately 16,000).

The corporate internal control unit prepares a report spelling out the conclusions reached as a result of the certification process conducted by the units, taking the following aspects into consideration:

•	A list of the certifications obtained at all levels.

•	Any additional certifications performed/obtained.

•	Specific certification of all significant outsourced services.

•	The ICFR model design and operation tests performed by those responsible for its maintenance, i.e., the internal audit and the internal control areas.

This report also itemises any incidents unearthed throughout the certification process by any of the implicated parties, indicating whether these incidents have been properly resolved or, to the contrary, the plans in place to bring them to a satisfactory conclusion.

Lastly, on the basis of this report, the Group’s general auditor, and chief financial officer and its chief executive officer rule on the effectiveness of the ICFR model in terms of preventing or detecting errors which could have a material impact on the consolidated financial information.

Internal control policies and procedures for IT systems

The technology and operations division issues corporate IT policies.

For internal control purposes, the following policies are of particular importance.

The Group’s IT systems which are directly or indirectly related to the financial statements are configured to ensure the correct preparation and publication of financial information at all times by means of a specific internal control protocol.

To this end, the Entity has internal policies and procedures, which are duly updated and distributed, relating to the management of access to the IT applications and systems in accordance with the duties and clearances assigned to each unit/post so as to ensure proper separation of powers.

The Group’s methodology is designed to ensure that any new software developments and the updating and maintenance of existing programmes go through a definition-development-testing cycle which guarantees that financial information is handled reliably.

In this way, once software developments have been completed on the basis of the regulated and so-defined specifications (detailed documentation of the processes to be implemented), these developments are subjected to exhaustive testing by a specialist ‘software lab’.

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Subsequently, in a pre-production environment (an IT environment which simulates real events), and prior to definitive rollout, the implementation experts perform specific performance tests, while the change management area runs tests related to user functionality.

Lastly, the users test the new developments in order to verify the suitability of the new software based on the sensitivity of the data and results obtained for each application.

Underpinned by corporate methodology, the Group guarantees the existence of business continuity plans that ensure on-going performance of key functions in the event of disasters or other events that could halt or interrupt business operations.

These plans catalogue the measures, which translate into specific initiatives, designed to mitigate the scale and severity of IT incidents and to ensure that operations get back up and running as quickly and with as little fallout as possible.

To this end, the Group has highly-automated back-up systems which ensure the continuity of the most critical systems with little or no human intervention thanks to parallel redundant systems, high-availability systems and redundant communication lines.

In addition, there are specific force majeure risk mitigation strategies in place such as the so-called virtual data processing centres, back-up power suppliers and offsite storage facilities.

Internal control policies and procedures for overseeing the management of outsourced activities and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements

At present, the Group has not outsourced any activities that could have a material impact on the financial statements.

Nevertheless, the Group has in place policies and procedures to ensure adequate coverage of the risks associated with the outsourcing of material services to suppliers, regardless of whether the latter are Group companies or third parties.

Material activities include the following:

•	The performance of tasks relating to the initiation, recording, processing, settlement, reporting and accounting of assets transactions or valuations.

•	The provision of IT support in its various manifestations: software development, infrastructure maintenance, incident management, IT security and IT processing.

•	The provision of other material support tasks which are not directly related to the generation of financial information: supplier management, property management, HR management, etc.

The main control procedures in place to ensure adequate coverage of the risks intrinsic to these processes are:

Processes outsourced to Group companies

•	Relations among Group companies are documented in contracts which detail exhaustively the type and level of service provided.

•	All of the Group’s service providers document and validate the processes and controls related to the services they provide.

•	Entities to which activities are outsourced document and validate their controls in order to ensure that the material risks associated with the outsourced services are kept within reasonable levels.

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Processes outsourced to non-Group companies

•	The first step is to identify the suppliers of services which could have a material impact on the Group’s financial information, regulatory compliance, business continuity, IT security or service quality.

•	The related procedures and controls are then documented and evaluated by the Group to ensure that the significant risks associated with the outsourced services are kept within reasonable levels. In the event that the Group cannot perform these controls directly, it considers asking for an independent expert report certifying the effectiveness of the controls established by the service provider.

The Group assesses its estimates in-house. Whenever it considers it advisable to hire the services of a third party to help with specific matters, it does so having verified their expertise and independence and having validated their methods and the reasonableness of the assumptions made.

D.	Information and communication

Accounting policies and their communication

Within the management control division there is an area called the financial regulation and accounting processes area, the head of which reports directly to the controller and who has the following responsibilities:

•	Defining the accounting treatment of the operations which constitute the Bank’s business in keeping with their economic substance and the regulations governing the financial system.

•	Defining and updating the Group’s accounting policies and resolving any questions or conflicts deriving from their interpretation.

•	Enhancing and standardising the Group’s accounting practices.

•	Assisting and advising the professionals responsible for new IT developments with respect to accounting requirements and ways of presenting information for internal consumption and external distribution and on how to maintain these systems as they relate to accounting issues.

The Group’s accounting policies are set down in the financial statements plan and in the manual governing the preparation of financial-accounting information which the management control division reviews and conveys monthly to the Group entities.

The Group entities, through the heads of their operations or accounting units, maintain an on-going and fluid dialogue with the financial regulation and accounting processes area and with the other areas of the management control unit.

Mechanisms for the capture and preparation of financial information

The Group’s computer applications are configured into a management model which, using an IT system structure appropriate for a bank, is divided into several ‘layers’, which supply different kinds of services, including:

•	General IT systems: these provide information to division/business unit heads.

•	Management systems: these produce information for business monitoring and control purposes.

•	Business systems: software encompassing the full product-contract-customer life cycle.

•	Structural systems: these support the data shared and used by all the applications and services. These systems include all those related to the accounting and financial information.

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All these systems are designed and developed in accordance with the following IT architecture:

•	The general software architecture which defines the design patterns and principles for all systems.

•	System architecture, which encompass mechanisms used in the model for design outsourcing, tool encapsulation and task automation.

One of the overriding purposes of this model is to provide the Group’s IT systems with the right software infrastructure to manage all the transactions performed and their subsequent entry into the corresponding accounting registers, all endowed with the resources needed to enable access to and consultation of the various levels of supporting data.

The software applications do not generate accounting entries per se; they are based on a model centred on the transaction itself and a complementary model of accounting templates which specifies the accounting entries and movements to be made for the said transaction. These accounting entries and movements are designed, authorised and maintained by the management control division.

The applications execute all the transactions performed in a given day across various distribution channels (branches, internet, telephone banking, e-banking, etc.) into the ‘daily transaction register’ (DGO for its acronym in Spanish).

The DGO generates the transaction accounting entries and movements on the basis of the information contained in the accounting template, uploading it directly into the accounting IT infrastructure.

The latter application runs the rest of the processes needed generate the pertinent financial information, including the following: capturing and balancing the movements received, consolidating and reconciling with application balances, cross-checking the software and accounting information for accuracy, complying with the accounting allocation structural model, managing and storing auxiliary accounting data and making accounting entries for saving in the accounting registers.

There are some applications (non-scope) which do not use this process, but rather rely on accounting assistants who upload the general accounting directly by means of account movements, so that the definition of these accounting entries resides in the applications themselves. In order to control this process, before inputting the pertinent movements into the general accounting system, the accounting information is uploaded into a verification system which performs a number of controls and tests.

This accounting infrastructure and the aforementioned structural systems generate the processes needed to generate, disclose and store all the financial information required of a financial institution for regulatory and internal purposes, all of which under the guidance, supervision and control of the management control unit.

With respect to the consolidation process, with a view to minimising the attendant operational risks and optimising the quality of the information produced, the Group has developed two IT tools which are used in the financial statement consolidation process.

The first channels the information flows between the units and the management control division, while the second performs the consolidation proper on the basis of the information provided by the former.

Each month, all the entities forming part of the Group’s scope of consolidation, report their financial statements, in keeping with the Group’s audit plan.

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The Group’s audit plan, which is included in the consolidation application, generally contains the disclosure needed to comply with the disclosure requirements imposed on the Group by the Spanish and international authorities.

The consolidation application includes a module which standardises the accounting criteria applied where all the units make the accounting adjustments needed to make their financial statements consistent with the accounting criteria followed by the Group.

The next step, which is automated and standardised, is to convert the financial statements of the entities which do not operate in euros into the Group’s functional currency.

The financial statements of the entities comprising the scope of consolidation are subsequently aggregated.

The consolidation process identifies the intragroup headings, ensuring they are correctly eliminated. In addition, in order to ensure the quality and comprehensiveness of the information, the consolidation application is configured to make the investment-equity elimination adjustments and to eliminate intragroup transactions, which are generated automatically in keeping with the system settings and checks.

Lastly, the consolidation application includes another module (the annex module) which allows all units to upload the accounting and non-accounting information not specified in the aforementioned audit plan and which the Group deems opportune for the purpose of complying with applicable disclosure requirements.

This entire process is highly automated and includes automatic controls which enable the detection of incidents in the consolidation process. The management control division also performs additional oversight and analytical controls.

E.	Monitoring

Activities performed by the audit and compliance committee in its role of monitoring the internal audit function

As provided for in the bylaws and rules and regulations of the board of directors, the audit and compliance committee supervises the Group’s internal audit service.

In fulfilling this duty, the audit and compliance committee is specifically tasked with: “i) Proposing the selection, appointment and withdrawal of the party responsible for internal audit; (ii) Reviewing the annual working plan for internal audit and the annual activities report; (iii) Ensuring the independence and effectiveness of the internal audit function; (iv) Proposing the budget for this service; (v) Receiving periodic information regarding the activities thereof; and (vi) Verifying that senior management takes into account the conclusions and recommendations of its reports” (article 16.4.(d) of the rules and regulations of the board of directors).

The internal audit division reports directly to the board of directors, while the audit and compliance committee is responsible for overseeing its work.

The internal audit function’s job is to oversee the effective and efficient performance of the internal control systems, the reliability and quality of the accounting information, with all the Group’s companies, business units, departments and services falling under its sphere of influence in this respect.

The internal audit division is unique for the entire Santander Group. It is based in Spain and has offices in those countries where the Group’s presence so warrants.

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The head of the internal audit function at the Group reported to the audit and compliance committee on its work programme for the year ahead at a meeting of the latter on 13 February 2012.

Throughout 2012, the audit and compliance committee and the board of directors in full have been kept apprised of the work carried out by the internal audit department in accordance with its annual plan and other issues related to the audit function at all of the audit and compliance committee meetings and four of the 11 board meetings held.

The board was informed of the work performed by the internal audit division in the course of 2012 at its meeting on 28 January 2013. The audit and compliance committee is due to review the audit department’s work schedule for 2013 at a meeting scheduled for 13 February 2013.

In order to fulfil its duties and cover the risks intrinsic to the Group’s business operations, the internal audit function is provided with a series of tools developed in-house which are updated whenever it is deemed necessary.

These tools include the risk matrix, which is used in the planning process as it categorises each unit’s risk factors by order of priority on the basis of these units’ intrinsic risks, the latest audit rating assigned, the degree of compliance with its recommendations, size, etc.

In addition, at least once a year, the internal audit function reviews the audit work programmes, which are documents describing the audit tests to be performed, to ensure they comply with the requirements in place.

In 2012, the audit function evaluated the internal control procedures and IT system controls of the units falling under the scope of its review, testing the effectiveness of their design and the correct functioning of the controls analysed.

Procedure for reporting any significant internal control weaknesses encountered

As stipulated in the bylaws and rules and regulations of the board of directors, the audit and compliance committee is officially tasked with the job of overseeing the financial information process and the internal control systems.

The audit and compliance committee’s regularly scheduled meetings deal with any possible control deficiencies which could affect the reliability and accuracy of the financial statements, to which end it can call in the various implicated areas of the Group to provide the necessary information and clarifications; the committee also takes stock of the potential impact of any flaws detected on the financial information.

External auditor report

The information relating to the internal control over financial reporting (ICFR) system (also known internally as the Santander Group Internal Control Model) provided in this section of the annual corporate governance report is assessed by the external auditor, which issues an opinion on the same and on the effectiveness of the ICFR system with respect to the financial information included in the Group’s consolidated financial statements for the year ended 31 December 2012.

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BALANCE SHEET AT 31 DECEMBER 2012

BANCO SANTANDER AND SUBSIDIARIES COMPOSING

SANTANDER GROUP

	EUROS
ASSETS
1. CASH AND BALANCES WITH CENTRAL BANKS		118,488,338,460
2. FINANCIAL ASSETS HELD FOR TRADING		177,917,434,490
2.1 Loans and advances to credit institutions	9,843,338,210
2.2 Loans and advances to customers	9,162,440,850
2.3 Debt instruments	43,101,499,170
2.4 Equity instruments	5,491,609,970
2.5 Trading derivatives	110,318,546,290
Memorandum item: Loaned or advanced as collateral	37,303,348,410
3. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		28,355,895,940
3.1 Loans and advances to credit institutions	10,272,464,270
3.2 Loans and advances to customers	13,936,308,600
3.3 Debt instruments	3,459,524,520
3.4 Equity instruments	687,598,550
Memorandum item: Loaned or advanced as collateral	6,351,627,700
4. AVAILABLE-FOR-SALE FINANCIAL ASSETS		92,266,714,120
4.1 Debt instruments	87,724,440,750
4.2 Equity instruments	4,542,273,370
Memorandum item: Loaned or advanced as collateral	29,883,370,080
5. LOANS AND RECEIVABLES		758,227,865,670
5.1 Loans and advances to credit institutions	53,784,997,270
5.2 Loans and advances to customers	697,383,771,650
5.3 Debt instruments	7,059,096,750
Memorandum item: Loaned or advanced as collateral	19,130,135,150
6. HELD-TO-MATURITY INVESTMENTS		—
Memorandum item: Loaned or advanced as collateral	—
7. CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		2,274,133,140
8. HEDGING DERIVATIVES		7,935,692,360
9. NON-CURRENT ASSETS HELD FOR SALE		4,330,106,160
10. INVESTMENTS		4,453,431,210
12.1 Associates	1,956,607,210
12.2 Jointly controlled entities	2,496,824,000
11. INSURANCE CONTRACTS LINKED TO PENSIONS		404,671,130
12. REINSURANCE ASSETS		424,411,460
13. TANGIBLE ASSETS		13,859,760,920
13.1 Property, plant and equipment	10,315,149,110
13.1.1 For own use	8,135,807,330
13.1.2 Other assets leased out under an operating lease	2,179,341,780
13.1.3 Assigned to welfare projects	—
13.2 Investment property	3,544,611,810
Memorandum item: Acquired under a finance lease	208,200,320
14. INTANGIBLE ASSETS		28,061,568,250
14.1 Goodwill	24,625,665,810
14.2 Other intangible assets	3,435,902,440
15. TAX ASSETS		25,868,110,420
15.1 Current	6,110,960,590
15.2 Deferred	19,757,149,830
16. OTHER ASSETS		6,759,993,580
16.1 Inventories	172,848,650
16.2 Other	6,587,144,930
TOTAL ASSETS		1,269,628,127,310

241

BALANCE SHEET AT 31 DECEMBER 2012

BANCO SANTANDER AND SUBSIDIARIES COMPOSING

SANTANDER GROUP

	EUROS
LIABILITIES AND EQUITY
LIABILITIES
1. FINANCIAL LIABILITIES HELD FOR TRADING		143,240,744,120
1.1 Deposits from central banks	1,127,609,260
1.2 Deposits from credit institutions	8,292,113,190
1.3 Customer deposits	8,896,981,290
1.4 Marketable debt securities	755,900
1.5 Trading derivatives	109,742,644,580
1.6 Short positions	15,180,639,800
1.7 Other financial liabilities	100
2. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		45,418,069,730
2.1 Deposits from central banks	1,013,859,550
2.2 Deposits from credit institutions	10,861,898,260
2.3 Customer deposits	28,638,162,240
2.4 Marketable debt securities	4,904,149,680
2.5 Subordinated liabilities	—
2.6 Other financial liabilities	—
3. FINANCIAL LIABILITIES AT AMORTISED COST		959,321,021,550
3.1 Deposits from central banks	50,938,313,960
3.2 Deposits from credit institutions	80,731,950,940
3.3 Customer deposits	589,103,510,850
3.4 Marketable debt securities	201,063,963,820
3.5 Subordinated liabilities	18,238,419,870
3.6 Other financial liabilities	19,244,862,110
4. CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		598,452,000
5. HEDGING DERIVATIVES		6,444,211,960
6. LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		858,640
7. LIABILITIES UNDER INSURANCE CONTRACTS		1,425,076,360
8. PROVISIONS		12,871,607,530
8.1 Provisions for pensions and similar obligations	7,076,758,550
8.2 Provisions for taxes and other legal contingencies	3,100,071,930
8.3 Provisions for contingent liabilities and commitments	616,765,300
8.4 Other provisions	2,078,011,750
9. TAX LIABILITIES		8,019,662,260
9.1 Current	5,162,224,210
9.2 Deferred	2,857,438,050
10. WELFARE FUND		—
11. OTHER LIABILITIES		7,962,670,890
11.1 Welfare fund	—
11.2 Other	7,962,670,890
12. EQUITY REFUNDABLE ON DEMAND	—	—
TOTAL LIABILITIES		1,185,302,375,040
EQUITY
1. SHAREHOLDERS’ EQUITY		81,243,480,690
1.1 Capital or endowment fund	5,160,589,880
1.1.1 Registered	5,160,589,880
1.1.2 Less: Uncalled capital	—
1.2 Share premium	37,411,567,720
1.3 Reserves	37,153,660,660
1.3.1 Accumulated reserves (losses)	36,898,429,170
1.3.2 Reserves (losses) of entities accounted for using the equity method	255,231,490
1.4 Other equity instruments	250,285,810
1.4.1 Equity component of compound financial instruments	—
1.4.2 Non-voting equity units and associated funds (savings banks)	—
1.4.3 Other	250,285,810
1.5 Less: Treasury shares	(287,140,790)
1.6 Profit for the year attributable to the Parent	2,204,597,900
1.7 Less: Dividends and remuneration	(650,080,490)
2. VALUATION ADJUSTMENTS		(6,589,828,000)
2.1 Available-for-sale financial assets	(248,656,000)
2.2 Cash flow hedges	(219,192,000)
2.3 Hedges of net investments in foreign operations	(2,956,869,000)
2.4 Exchange differences	(3,013,304,000)
2.5 Non-current assets held for sale	—
2.6 Entities accounted for using the equity method	(151,807,000)
2.7 Other valuation adjustments	—
3. NON-CONTROLLING INTERESTS		9,672,097,940
3.1 Valuation adjustments	(45,784,790)
3.2 Other	9,717,882,730
TOTAL EQUITY		84,325,750,630
TOTAL LIABILITIES AND EQUITY		1,269,628,125,670
MEMORANDUM ITEMS
1. CONTINGENT LIABILITIES		45,033,195,910
2. CONTINGENT COMMITMENTS		216,041,848,550

242

INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2012

BANCO SANTANDER AND SUBSIDIARIES COMPOSING

SANTANDER GROUP

	EUROS
Interest and similar income		59,023,643,570
Interest expense and similar charges		(28,876,817,820)
NET INTEREST INCOME		30,146,825,750
Income from equity instruments		422,859,140
Share of results of entities accounted for using the equity method		426,858,930
Fee and commission income		12,826,785,650
Fee and commission expense		(2,519,299,500)
Gains/losses on financial assets and liabilities (net)		3,328,869,210
Held for trading	1,459,603,520
Other financial instruments at fair value through profit or loss	159,116,050
Financial instruments not measured at fair value through profit or loss	1,789,406,460
Other	(79,251,820)
Exchange differences (net)		(188,965,870)
Other operating income		6,693,827,340
Income from insurance and reinsurance contracts issued	5,541,336,540
Sales and income from the provision of non-financial services	369,090,500
Other	783,400,300
Other operating expenses		(6,585,113,200)
Expenses of insurance and reinsurance contracts	(4,948,297,290)
Changes in inventories	(231,895,920)
Other	(1,404,919,990)
GROSS INCOME		44,552,647,450
Administrative expenses		(17,927,687,980)
Staff costs	(10,323,390,800)
Other general administrative expenses	(7,604,297,180)
Depreciation and amortisation charge		(2,188,668,370)
Provisions (net)		(1,622,210,460)
Impairment losses on financial assets (net)		(18,906,141,640)
Loans and receivables	(18,548,936,980)
Other financial instruments not measured at fair value through profit or loss	(357,204,660)
PROFIT FROM OPERATIONS		3,907,939,000
Impairment losses on non-financial assets (net)		(508,769,420)
Goodwill and other intangible assets	(151,415,360)
Other non-financial assets	(357,354,060)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		905,906,460
Gains on bargain purchases
Gains (losses) on non-current assets and disposal groups held for sale not classified as discontinued operations		(756,781,050)
PROFIT BEFORE TAX		3.548,294,990
Income tax		(574,377,380)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		2,973,917,610
Profit (Loss) from discontinued operations (net)		(6,944,110)
CONSOLIDATED PROFIT FOR THE YEAR		2,966,973,500
Profit attributable to the Parent		2,204,597,900
Profit attributable to non-controlling interests		762,375,600

243

ANNUAL REVIEW

ANNUAL
REVIEW

2012

Santander
a bank for your ideas

ANNUAL REVIEW 2012

4	Key figures
6	Letter from the Chairman
12	Letter from the Chief Executive Officer
20	Corporate governance
24	Santander shares
26	Macroeconomic, financial and regulatory context
27	Management priorities in 2012
28	International recognition

1

29	Banco Santander’s business model
31	Banco Santander’s commitment to its customers
32	Commercial focus
34	Disciplined use of capital and financial strenght
35	Prudent risk management
36	Geographic diversification
38	Subsidiaries model
39	Efficiency
40	The Santander team
42	Santander and sustainability
44	The Santander brand

2

45	Results in 2012
46	Grupo Santander results
48	Results by countries
57	Global businesses
60	Historical data
62	General information

ANNUAL REVIEW 2012

KEY FIGURES

BALANCE SHEET AND INCOME STATENT (Million euros)	2012	2011	% 2012/2011	2010
Total assets	1,269,628	1,251,525	1.4	1,217,501
Customer loans (net)	720,483	750,100	(3.9)	724,154
Customer deposits	626,639	632,533	(0.9)	616,376
Managed customer funds	968,987	984,353	(1.6)	985,269
Shareholder’s funds(1)	80,821	80,400	0.5	75,273
Total managed funds	1,387,769	1,382,980	0.3	1,362,289
Net interest income	30,147	29,110	3.6	27,728
Gross income	43,675	42,754	2.2	40,586
Pre-provision profit (net operating income)	23,559	23,195	1.6	22,682
Profit from continuing operations	6,148	7,812	(21.3)	9,077
Attributable profit to the Group	2,205	5,351	(58.8)	8,181

RATIOS (%)	2012	2011		2010
Efficiency (with amortization)	46.1	45.7		44.1
ROE	2.80	7.14		11.80
ROTE(2)	4.11	10.81		18.11
ROA	0.24	0.50		0.76
RoRWA	0.55	1.06		1.54
Core capital (BIS II)	10.33	10.02		8.80
Tier I	11.17	11.01		10.02
BIS II ratio	13.09	13.56		13.11
Loan-to-deposit ratio(3)	113	117		117
Non-performing loan (NPL) ratio	4.54	3.89		3.55
NPL coverage	72.6	61.4		72.7

THE SHARE AND CAPITALISATION	2012	2011	%2012/2011	2010
Number of shares in circulation (million)(4)	10,321	8,909	15.9	8,329
Share price (euros)	6.100	5.870	3.9	7.928
Market capitalisation (million euros)	62,959	50,290	25.2	66,033
Shareholders’ funds per share (euros)(1)	7.87	8.59		8.58
Share price/shareholders’ funds per share (times)	0.78	0.68		0.92
PER (share price/attributable profit per share) (times)	27.02	9.75		8.42
Attributable profit per share (euros)	0.23	0.60	(62.5)	0.94
Remuneration per share (euro)	0.60	0.60		0.60
Total shareholder remuneration (million euros)	6,086	5,260	15.7	4,999

OTHER FIGURES	2012	2011	%2012/2011	2010
Number of shareholders	3,296,270	3,293,537	0.1	3,202,324
Number of employees	186,763	189,766	(1.6)	175,042
Number of branches	14,392	14,756	(2.5)	14,082

INFORMATION ON ORDINARY PROFIT	2012	2011	%2012/2011	2010
Attributable profit to the Group	5,251	7,021	(25.2)	8,181
Attributable profit per share (euros)	0.54	0.79	(31.9)	0.94
ROE	6.66	9.37		11.80
ROTE	9.80	14.18		18.11
ROA	0.48	0.63		0.76
RoRWA	1.08	1.35		1.54
PER (share price/attributable profit per share) (times)	11.34	7.43		8.42

(1)	In 2012, scrip dividend for May 2013 estimate.
(2)	Return on tangible equity.
(3)	Includes retail commercial paper in Spain.
(4)	In 2011, includes shares issued to meet the exchange of preferential shares in December 2011.

Santander posted attributable profit of EUR 2,205 million in 2012 and assigned EUR 18,806 million to provisions, while strengthening its solvency and maintaining shareholder remuneration at EUR 0.60 per share for the fourth consecutive year.

(5)	Before the impact of real estate provisions net of capital gains: EUR 5,251 million (-25.2%).

LETTER FROM THE CHAIRMAN

6

Against a backdrop of a particularly difficult economic and regulatory environment, Banco Santander posted a net attributable profit of EUR 2,205 million, 58.8% less than in 2011.

The key factor behind this decline was EUR 6,140 million of provisions for real estate loans in Spain, which was only partly offset by extraordinary gains of EUR 1,241 million.

Despite the crisis, the Group’s profit before provisions rose 1.6% during the year to EUR 23,559 million, thanks to the international diversification of our revenues. This amount places us among the top three international banks by this measure and underscores the Group’s strong capacity to generate profits once we return to normal levels of provisions and writedowns.

A strong capital base, above the European Banking Authority’s minimum requirements and Basel II, enabled us to maintain shareholder remuneration at EUR 0.60 per share in 2012, which represented a dividend yield of 10.9%.

The bases of Banco Santander’s strategy

Banco Santander is one of the international financial institutions that has most successfully tackled the financial crisis. This is due to four key principles and a consistently maintained strategy over the years.

1. Balance sheet strength and liquidity

•	Banco Santander increased its core capital ratio to 10.33% at the end of 2012 and passed the strictest capital tests, such as those conducted by the European Banking Authority (EBA). In the stress tests of the the Spanish financial system, carried out under the supervision of the European Central Bank, the European Commission and the International Monetary Fund, our Group had a capital surplus of EUR 25,297 million even in the most adverse macroeconomic scenarios.

•	Our objective is always to maintain a comfortable surplus of core capital above the regulatory requirements and a ratio according with the EBA’s criteria of more than 9%.

•	Grupo Santander made provisions in 2012 amounting to EUR 18,806 million and improved coverage of non-performing loans by 11 points to 73%.

•	The Group’s commercial banking model is essentially financed by retail deposits. The loan-to-deposit ratio improved notably in 2012 to 113% and we also placed issues in the market totalling EUR 43,000 million, despite the financial difficulties of the environment.

“DESPITE THE CRISIS, THE GROUP INCREASED ITS PROFIT BEFORE PROVISIONS BY 1.6%, THANKS TO THE INTERNATIONAL DIVERSIFICATION OF ITS REVENUES”

    7

ANNUAL REVIEW 2012

LETTER FROM THE CHAIRMAN

I want to particularly mention the measures we took during the year to strengthen the balance sheet and liquidity in Spain.

•	We set aside EUR 6,140 million in provisions to cover exposure to problematic real estate assets, thus exceeding the requirements under the Spanish government’s two royal decree laws. With the provisions made in 2012, the writing down of the Spanish real estate portfolio has been completed.

•	Also, during the year, we reduced our exposure to the real estate sector in Spain, net of provisions, by EUR 12,400 million, down from EUR 24,900 million in 2011 to EUR 12,500 million in 2012. This was thanks largely to the sale of 33,500 properties owned by the Bank and real estate developers, as well as loan portfolios. As a result, the exposure to the real estate sector in Spain at the end of 2012 represented, net of provisions, 1.7% of the Group’s total lending.

•	In terms of liquidity, we have a loan-to-deposit ratio of 96% in Spain, thanks to the successful intake of deposits by the branch networks of Santander and Banesto. Their deposits rose by EUR 22,000 million in 2012.

2. Diversification and subsidiaries model

Banco Santander has attained an excellent geographic diversification of its businesses by maintaining a commercial banking model with a critical mass in its ten main markets.

As a result of this diversification, the Group’s ordinary profit in 2012 was almost equally split between mature markets (45%) and emerging markets (55%).

Banco Santander’s international structure is based on a model of subsidiaries that are autonomous in capital and liquidity, some of which are listed. Each subsidiary is responsible for maintaining sufficient capital and liquidity in accordance with the features and regulation of the markets in which they operate, thereby avoiding the risk of contamination among the Group’s units.

•	At the end of 2012, in light of the restructuring of the Spanish financial system, we decided to integrate Banesto and Banif into Banco Santander. Before the end of 2013, the Group’s retail networks in Spain will be fully unified under the Santander brand, recognised as the first one in Spain and the fourth in the world according to Brand Finance in 2012. This transaction, which will be submitted for approval to the annual general meeting of shareholders in March, is very positive:

•	For Grupo Santander’s customers in Spain, who will have a larger number of branches to conduct their business and a broader range of products.

•	For employees, as the new business structure in Spain and our international diversification will open up professional opportunities.

•	And for Banco Santander’s shareholders, as the merger will generate cost synergies and revenues of EUR 520 million before taxes and an increase in earnings per share of 3% from the third year. Banesto’s shareholders will receive a premium of 25% in the exchange of their shares for those of Santander.

“WITH THE PROVISIONS MADE IN 2012, THE WRITING DOWN OF THE SPANISH REAL ESTATE PORTFOLIO HAS BEEN COMPLETED”

8

“BANCO SANTANDER’S INTERNATIONAL STRUCTURE IS BASED ON A MODEL OF SUBSIDIARIES AUTONOMOUS IN CAPITAL AND LIQUIDITY, SOME OF WHICH ARE LISTED”

•	As part of our policy of listing the Group’s subsidiaries, another major transaction in 2012 was the flotation of Santander Mexico, which enjoyed huge success. The placement of 25% of the capital raised EUR 3,178 million and demand for the shares, in the world’s third largest transaction of its kind in 2012, was five times higher than the supply. Between the placement and the end of 2012, the shares of Santander Mexico rose by 33.8%, valuing the unit at $21,959 million and making it the 69th largest bank in the world by market capitalisation.

•	At the beginning of 2013, the Group’s subsidiary in Poland, Bank Zachodni WBK, and Kredyt Bank merged to create the country’s third largest bank by deposits, lending and number of branches, with more than 3.5 million customers.

3. Commercial banking model

Banco Santander has developed a commercial banking model that is the main base of our activity. The strategic decision to maintain this model is one of the Group’s essential hallmarks.

Some 88% of Santander’s revenues come from commercial banking and are generated by 14,400 branches that form the largest network among international banks. This model produces recurring and well-diversified results from more than 100 million individual customers, SMEs and companies.

Underscoring our commitment to this large customer base, in 2012 we launched a new corporate claim, Santander, a bank for your ideas. This conveys to our customers the Group’s will and capacity to support them so that they can realise their projects. A bank for your ideas reflects our culture and commitment to our customers.

4. Risk management and efficiency in costs

Prudent and integral management of risk and efficiency in costs are key drivers of Banco Santander’s commercial banking model.

The Group’s NPL ratio rose by 65 basis points to 4.54%, largely due to the situation in Spain where the ratio came to 6.74%. In almost all the countries where Banco Santander operates, however, we have a NPL ratio below that of the sector’s average.

Management and control of the Group’s risks are independent of the business areas. The ultimate responsibility in risk management lies with the board. Its risk committee met 98 times in 2012 and the executive committee meets every week and dedicates a significant part of its time to risk-related issues. The discipline to maintain risk profiles that are well known and well managed had a key role during the financial crisis.

A strict cost structure is a clear competitive advantage in commercial banking. Shared product factories, with significant economies of scale, and global management of businesses are key elements of the Santander model, and enable us to have the best efficiency ratio of international banks.

*     *     *

In short, Banco Santander has a business model and a solid strategy that have adapted very well to the current crisis. The prestigious magazine Euromoney named us the Best Bank in the World in 2012.

    9

ANNUAL REVIEW 2012

LETTER FROM THE CHAIRMAN

Shareholder remuneration and the Santander share

Banco Santander has a very large number of shareholders – 3.3 million in 14 countries. Transparent information, and constant attention to shareholders, is one of our main priorities.

During 2012, despite the crisis, shareholder remuneration was, for the fourth year running, EUR 0.60 per share. The total remuneration over the last four years has been more than EUR 21,000 million.

The Santander Dividendo Elección (scrip dividend) programme enables our shareholders to opt to receive the dividend in shares or in cash. In 2012, 80% of the share capital chose to be paid in shares.

The performance of the Santander share was affected in 2012 by market volatility, regulatory uncertainty and by Spain’s recession. Even so, the Santander share price ended the year up 3.9%, better than the Ibex-35 benchmark index. The total return for Santander shareholders in 2012 was 17.3%.

Banco Santander continues to be the largest bank in the euro zone by market capitalisation. The Santander share is also the most liquid stock in Eurostoxx.

The conversion of Valores Santander in 2012 resulted in the issue of 519,501,751 shares, representing 5.03% of the capital at 31 December 2012.

Corporate governance and corporate social responsibility

Banco Santander’s board is balanced between non-executive (69%) and executive directors (31%), all of them very knowledgeable about banking and finances and with wide international experience. The board attaches special importance to risk management and to complying with the best banking principles and values.

Banco Santander conducts its business in a sustainable way and gives special attention to fostering the professional growth of its employees, caring for the environment and helping to social development by supporting higher education.

Santander Universities is the main destiny of the Bank’s investment in corporate social responsibility. It is a unique alliance in the world between banking and universities which began 16 years ago. Today Santander Universities has more than 1,000 agreements with universities in 20 countries, contributing EUR 130 million in 2012, and annually funds 43,657 study scholarships, among other projects.

Mortgage evictions in Spain became a particularly sensitive issue this year. Banco Santander is very clear about this. Evictions are the last and worst option for everyone: for our customers and also for the Bank. Proof of this is that we anticipated the problem when we introduced a mortgage moratorium in the summer of 2011 that by the end of 2012 had benefited more than 21,000 clients.

“ BANCO SANTANDER HAS A BUSINESS MODEL AND A SOLID STRATEGY THAT HAVE ADAPTED VERY WELL TO THE CRISIS”

10

“PROFIT BEFORE PROVISIONS REACHED A RECORD EUR 23,559 MILLION, SANTANDER RANKS AMONG THE TOP THREE INTERNATIONAL BANKS BY THIS MEASURE”

The outlook: Banco Santander’s unique positioning

The economic and financial environment will remain difficult in the short term, above all in Europe. However, in the last months of 2012, there were some developments that laid the foundations of recovery:

•	Europe is taking the necessary decisions to strengthen the euro and progress toward greater integration. The European Banking Union project should lower the funding costs of European banks and improve the rating of banks supervised by the European Central Bank.

•	In Spain, the financial sector’s restructuring is in its final phase and, once the recapitalisation and reform of the nationalised banks is completed, the country will have Europe’s healthiest and most solvent banking system. Moreover, the government’s measures put into effect during 2012 will begin to have a positive impact on growth at the end of 2013. The recent creation of the Company for the Management of Assets Proceeding from the Bank Restructuring (SAREB in Spanish) will clearly have a very positive effect on reviving the Spanish economy. Banco Santander’s board decided to invest EUR 840 million in SAREB.

•	In Latin America, after a year of moderate growth, Brazil will grow again at faster rates, while the region’s other important economies, Mexico and Chile, will maintain the positive trend of 2012.

In this environment, our Group is well placed to exploit its significant competitive advantages, as it has proven in these last particularly difficult years through its capacity to generate revenues and the soundness of its balance sheet.

This is thanks, in first place, to the diversification of the Group’s revenues, with our wide growth possibilities in emerging economies.

Meanwhile, our commercial banking model is generating more stable, recurrent revenues which, together with the normalisation of provisions and write-downs—which have been extraordinarily high in the last few years—are providing us with a margin to boost profits considerably.

Lastly, the regulatory changes in the pipeline for capital, liquidity and the business model affect Banco Santander less than other large international banks, which are more focused on capital markets or investment banking, and should not affect our strategy or business model.

Our shareholders can expect from Banco Santander the performance of a bank with a comfortable capital base, a solid balance sheet, recurring revenues, 187,000 professional employees, the best in international banking, and considerable potential to increase profits as the global economic situation returns to normal.

EMILIO BOTÍN

Chairman

    11

LETTER FROM THE CHIEF EXECUTIVE OFFICER

12

1.	Introduction—2012 Results

2.	2012 environment and outlook

3.	Santander: results and priorities by business unit

4.	Conclusions for the future

1	Introduction – 2012 Results

Grupo Santander posted attributable profit of EUR 5,251 million in 2012, excluding capital gains and special provisions, 25% lower than in 2011. Including provisions and capital gains, profit was EUR 2,205 million, down 59% from 2011.

Operating earnings continued to grow: profit before provisions (the difference between revenues and costs) rose 2% to EUR 23,559 million. The high level of writedowns and loan-loss provisions, however, continued to exert pressure on our results. Specifically, in 2012, we had to absorb the requirements of Spanish royal decree laws 2/2012 and 8/2012, which meant extra provisions to cover our real estate exposure in Spain. Moreover, we made provisions above our usual levels in other markets, such as Brazil and Chile. To put this into context, the Group had to set aside EUR 18,806 million of provisions in 2012 as a result of the crisis in Spain and the economic downturn in other parts of the world. This compares with provisions of around EUR 12,200 million in 2011 and EUR 7,100 million in 2008.

Our current profits in no way reflect Grupo Santander’s earnings potential. This year will mark a turning point: over the next few years our profitability will return to higher levels, as our pre-provision profit will continue to evolve well and our provisions get back to normal.

“OVER THE NEXT FEW YEARS, OUR PROFITABILITY WILL RETURN TO HIGHER LEVELS, AS OUR PRE-PROVISION PROFIT CONTINUES TO EVOLVE WELL AND OUR PROVISIONS GET BACK TO NORMAL”

    13

ANNUAL REVIEW 2012

LETTER FROM THE CHIEF EXECUTIVE OFFICER

2	2012 environment and outlook

Global economy

The global economy has undergone a profound adjustment since 2008. To understand this process, it is vital to understand the origin of the crisis: imbalances in the balance of payments. On the one hand, an excess of domestic demand in markets such as the US, the UK and Spain (consumption excess, an oversized construction sector and excesses in the granting of loans)—and, on the other hand, a lack of domestic demand in other markets, including Asia and most emerging markets, and in mature economies such as Japan and Germany. In 2007 and 2008, we lived in a very unbalanced world in which some countries such as the US, the UK, Spain, Ireland, etc., accumulated too much debt while others, such as China, Germany, Japan and emerging markets, accumulated excessive international reserves.

Over the last four years, the global economy has been gradually re-balanced. We have seen improvements in savings rates and in the current account balance of payments of the US, the UK, Ireland and Spain, which have turned deficits into surpluses or are close to doing so. Meanwhile, there has been a significant adjustment in the trade surpluses of countries such as China. Indeed, the Japanese and Brazilian economies have moved from surplus to deficit or a lower surplus over the last four years.

A good example of a country that has adjusted its imbalances quite successfully is Spain:

1.	Between joining the euro in 1999 and 2008, Spanish labour costs rose 30% more than German ones. This made the country much less competitive in the global market. Since 2009, Spain has recovered almost 80% of the competitiveness lost with Germany; this is reflected in the surge in Spanish exports, which for years will be the main source of the country’s economic growth.
2.	In the last five years, and given the improvement in Spain’s competitiveness, the current account deficit has declined and, very probably, will register surplus in 2013. Spain already has trade surpluses with its European partners and exports to the US, Asia, Latin America and Africa are growing at a good pace.

3.	The government is making a great effort to reduce the budget deficit and implement structural reforms. As the results of these efforts are recognised by the markets, the borrowing costs of the public and private sectors will fall.

4.	Lastly, considerable progress has been made in cleaning up and restructuring the financial sector. The number of banks and cajas, which was over 50 some years ago, will stabilise at below 10. Furthermore, the results of the stress tests conducted in 2012 led to the recognition of losses and recapitalisation (partly with private capital and partly with public capital). In my view, the solvency adjustment process for banks in Spain is almost over. Once this process of consolidation, cleaning up and recapitalisation is completed, the banking system can focus on improving its profitability.

In short, if this path is followed in the next three or four quarters, Spain will start to grow again at the end of 2013.

At the same time, over the last few years we have seen how certain imbalances have arisen in emerging economies, including high growth of salaries, too much investment in certain sectors and bottlenecks in infrastructure. These imbalances do not put at risk the high potential of these markets in the medium and long term; however, in the short term they are reducing growth as the imbalances are adjusted.

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In this type of environment, flexible, dynamic and well managed companies can generate good results, both in mature as well as emerging economies. Economies that put all their trust in macroeconomics, that do not know how to interpret the changes in the environment or are not sufficiently flexible to respond could have problems.

Global financial system

The trends in the financial sector are very similar. Banks, after all, reflect the economy.

In the last four years, the profits of banks in mature markets have been under pressure from a combination of factors, such as weak economies, the deleveraging of companies and households, the pressure of deposit spreads from low interest rates, liquidity tensions and tougher regulatory demands around the world.

As a result, during this period, the emphasis has been on strengthening balance sheets, which has caused collateral damage in the form of lower profitability. For example, Banco Santander has given priority to having comfortable liquidity and capital buffers, even though this erodes profits in the short term.

Over the next three or four years, we will begin to see a recovery in the profitability of banks in mature markets. Once the balance sheets have been repaired, provisions will return to more normalised levels in most markets. Moreover, banks are taking steps to recover their profitability: consolidation and cutting costs, change in pricing policies and reassigning capital to the more profitable segments.

Meanwhile, banks in emerging markets have generally enjoyed a golden decade. Since 2003, banking business in emerging markets has grown constantly, with only a small dip in 2008-2009. This growth will continue but at a lower pace than in the last few years.

In the international financial system, as in the economy in general, we are beginning to see some convergence between mature and emerging markets. And, as happens with the economy as a whole, we are starting to see clear differences between well managed and poorly managed institutions, both in mature as well as emerging markets. Those with local economies of scale, which manage efficiency well and are able to fine tune their lending criteria will be capable of generating good results.

“ENTITIES WITH LOCAL ECONOMIES OF SCALE, WHICH MANAGE EFFICIENCY WELL AND ARE ABLE TO FINE TUNE THEIR LENDING CRITERIA WILL BE CAPABLE OF GENERATING GOOD RESULTS”

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ANNUAL REVIEW 2012

LETTER FROM THE CHIEF EXECUTIVE OFFICER

3	Santander: results and priorities by business unit

A. Mature markets

•	Spain

We generated aggregate profit of EUR 1,290 million in 2012. Despite being 12% more than in 2011, this profit is low and reflects the significant effort made in ordinary provisions. This figure does not include the provisions required by the new Spanish rules on real estate exposure. I would like to point out that we captured EUR 22,000 million of deposits in 2012, which improved our market share by two percentage points. We also continued to improve the spreads on loans.

In December 2012, we announced the merger of the three networks we have in Spain (Santander, Banesto and Banif) under the Santander brand. We also announced an optimisation of the combined branch network which will enable us to strengthen our presence in the most attractive segments: SMEs/companies, and personal and private banking. We expect cost synergies of EUR 420 million and revenue synergies of EUR 100 million.

The main objective of this merger is to take advantage of the opportunities to grow and gain market share offered by the Spanish financial system over the next three years. We believe that we will gain market share in the next three years of at least three percentage points in lending and deposits, thanks to the strength of being the market leader in Spain, the strong specialisation of the networks in the mass market, companies and private banking, and bearing in mind the weakness of many of our competitors.

The combination of the higher profitable market share (mainly in the most attractive products and services, including SMEs and personal banking), continuous management of spreads and greater efficiency, together with normalisation of our provisions, will enable us to achieve a clear improvement in the contribution of our business in Spain. We have communicated to the market a goal for increasing profit before tax in Spain of EUR 2,500 million in three years.

•	Portugal

Profit in Portugal came to EUR 124 million, 29% lower than in 2011. The fall was largely due to the impact of provisions for loan losses. In 2012, our main priority continued to be the soundness of the balance sheet: the loan-to-deposit ratio improved from 121% in 2011 to 108% in 2012 and the core capital ratio from 11% to 12%.

We are the only bank in Portugal that did not need more capital and the only one still profitable, even though our profit was lower than in other years.

Our objective for the next few years is to keep on bolstering the balance sheet, while continuing to manage spreads and efficiency. Like Spain, the Portuguese economy is adjusting its imbalances (excessive debt levels, current account deficit and budget deficit). Our unit in Portugal has strengthened its position during the crisis, and will be very well placed to exploit the opportunities that arise when the Portuguese economy starts to grow again.

•	Rest of Continental Europe/Santander Consumer Finance

Santander Consumer Finance’s attributable profit in 2012 was 9% higher at EUR 727 million, as lower provisions offset reduced fee income in certain markets.

Our goal for Santander Consumer Finance for the next few years is to continue to gain market share selectively, with the main focus on profitability. Today, our consumer finance business is the most profitable in Europe and we want to continue to improve it even more. In order to do this, we will continue to manage spreads very actively and maintain an appropriate risk profile.

I would like to stress the strong presence and results that the consumer finance division achieved in Germany, the UK, the Nordic countries, Poland and Spain.

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In Germany, we continued to build our commercial banking business which, together with our consumer finance business, generated a profit before taxes of close to EUR 500 million. I draw your attention to the size of Banco Santander in Germany, where we have EUR 30,000 million of customer deposits. Over the next three years, this unit will be ready to take advantage of its expansion opportunities in the German market, and this will enable it to attain even more attractive levels of profitability.

•	United Kingdom

Santander UK’s profit fell 10% in 2012 to £952 million, mainly due to reduced revenues as a result of the higher cost of funding and the environment of low interest rates, together with the expiry of coverage portfolios.

However, the underlying customer spread of Santander UK is improving thanks to balance sheet management in 2012 and the good performance in business banking. We improved more than any other bank in the FRS customer satisfaction survey, which contributed to the good growth in transaction deposits. Balances in current accounts rose 32% and we already have more than 1.3 million customers using 1/2/3 products.

In 2012, we continued to strengthen our balance sheet. The Tier 1 core capital ratio of 12.2% is one of the best in the UK system and the loan-to-deposit ratio of 129% is three points better than in 2011. We achieved this improvement by managing our mortgage book with risk criteria and diversifying our business toward companies, as well as promoting deposits based on the relationship with the customer (for example, current accounts and ISAs). We also cut costs by 1%, despite inflation and investment in the transformation of our business.

The UK economy is gradually recovering: funding costs for banks are beginning to drop and demand for credit is rising a bit. This, coupled with our gradual commercial progress, leads us to expect higher profit in 2013 and particularly in 2014.

In October, the Group announced that the purchase of the Royal Bank of Scotland (RBS) branches will not proceed.

•	United States

Our business in the US generated profit of $1,042 million, 26% less than in 2011, reflecting a lower stake in our consumer finance unit.

Sovereign generated a profit of $733 million, excluding extraordinaries, in line with 2011. We had extraordinary costs from litigation that reduced our profit by $127 million.

Our consumer finance business (Santander Consumer USA), in which we have a 65% stake, contributed $436 million to the Group’s profit.

Our objective for the coming years is to exploit the growth opportunities in segments where the bank has a low presence, such as companies, insurance and cards. Specifically, we are making significant investments in IT systems and staff to be able to take advantage of these opportunities. These investments will begin to bear fruit in 2013 and, above all, in 2014.

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ANNUAL REVIEW 2012

LETTER FROM THE CHIEF EXECUTIVE OFFICER

B. Emerging markets

•	Brazil

Santander Brazil’s net profit was $3,600 million, 4% lower than in 2011, at constant exchange rates. The fall was largely due to the negative impact of higher loan-loss provisions.

Economic growth slowed down in Brazil. The growth potential in the medium and long term, however, remains intact. Our objective is to keep on exploiting the growth opportunities offered by the Brazilian market while normalising our provisions in order to be able to recover our normal double-digit growth in profits.

•	Mexico

Net profit was $1,380 million, 12% more than in 2011 at constant exchange rate.

There are several factors that make us very optimistic about Santander Mexico’s profit growth in the coming years: the Mexican banking market is still not very developed, its economy is not very indebted and the US economy, to which Mexico is closely tied, is growing.

In September, we placed 24.9% of our Mexican subsidiary in an IPO that valued the bank at $16,538 million. The bank’s share price was 33.8% higher at the end of 2012.

Our objective for the coming years is to continue to develop a strong commercial organisation that will enable us to maintain double-digit profit growth.

•	Chile

Our unit in Chile made a net profit of $915 million, 17% less than 2011 at constant exchange rate. The unit obtained good operating results despite regulatory effects.

Higher loan-loss provisions, however, hit earnings. This has already been corrected. We launched a plan to better monitor our exposure in Chile and improve our commercial capacity with companies and high-income segments. This will enable us to grow again in 2013 and particularly in 2014.

•	Argentina

Argentina’s net profit was 16% higher at $425 million, partly affected by higher provisions as the operating result was solid (net operating income rose 42%). Our goal for the coming years is to continue to take advantage of the investments made in the last few years and maintain, at the same time, an appropriate risk profile.

•	Poland

Bank Zachodni WBK generated attributable profit of PZL 1,379 million (EUR 330 million).

In January 2013 we merged this subsidiary with Kredyt Bank (the Polish subsidiary of KBC). After this transaction, Santander controls 76.5% of the new resulting combined bank, Poland’s third largest.

Our unit in Poland has considerable growth potential in the next few years: as well as the opportunities provided by the Polish market, there is the high potential to improve Kredyt Bank (its efficiency and profitability ratios are clearly below those of Bank Zachodni WBK) and the contribution of Grupo Santander to local business (for example, in wholesale banking).

Our objective is to achieve an exemplary merger of the banks, attaining or exceeding the level of synergies promised. We have the best management team in Poland, backed by the Group’s track record in integration. This will enable us to keep on growing at double-digit rates.

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“DURING THE NEXT THREE YEARS, OUR PRIORITY WILL BE TO GENERATE PROFIT GROWTH. OUR OBJECTIVE IS TO INCREASE PROFITS IN MATURE AS WELL AS EMERGING MARKETS”

4	Conclusions for the future

I would like to conclude with four clear messages on Grupo Santander’s strategy and prospects:

1.	The first is that in the last four years one of our priorities has been strengthening the balance sheet: we assigned more than EUR 53,000 million of provisions in four years, we finished the writing down of real estate assets in Spain, core capital increased by EUR 19,000 million and we narrowed the commercial gap (the difference between loans and deposits) by EUR 125,000 million.

2.	The second is that our strategic emphasis on balance sheet soundness has exerted pressure on the income statement.

•	As a result of the decision to improve our capital ratios, we decided to sell some businesses in which we did not have sufficient economies of scale. At the same time, we sold minority stakes in some units and reduced lending in some businesses regarded as non-core.

•	Our strategic decision to strengthen liquidity led us to issue securities at high yields and to be prepared to pay a little more for deposits.

•	The significant effort in provisions prevented good growth in net operating income from feeding through to satisfactory levels of return on capital.

Net operating income rose from EUR 17,800 million in 2008 to EUR 23,559 million in 2012. Our return on tangible capital, however, (excluding non-recurring impacts) dropped from 20% to 10% and our profit declined from close to EUR 9,000 million to EUR 5,251 million excluding non-recurring items.

3.	The third message is that, during the next three years, our priority will again be to generate growth in profits. We expect 2013 to represent a turning point. Our objective is to increase profits in mature as well as emerging markets.

•	In mature markets, we will do this by gaining profitable market share, developing the businesses where we have a low presence, managing efficiency and normalising provisions.

•	In the emerging markets, we can take advantage of structural growth opportunities to develop strong commercial organisations, with an acceptable risk profile and capable of exploiting the benefits of belonging to Grupo Santander.

4.	The fourth message is that the Santander share does not yet reflect this improvement potential. I believe that as the market begins to understand this potential, it will gradually be reflected in a higher share price. This allows me to continue to be very optimistic about your investment over the next three years.

ALFREDO SÁENZ

Chief Executive Officer

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ANNUAL REVIEW 2012

CORPORATE GOVERNANCE

Banco Santander’s corporate governance model

Balanced and

committed board

•	Of the 16 directors, 11 are non-executive and five executive.

Equality of

shareholders’ rights

•	The principle of one share, one vote, one dividend.

•	No anti-takeover measures in the corporate By-laws.

•	Fostering informed participation of shareholders in meetings.

Maximum

transparency,

particularly in

remunerations

•	This is vital for generating confidence and security in shareholders and investors.

Recognised by

socially responsible

investment indices

•	Santander has been in the FTSE4Good and DJSI indices since 2003 and 2000, respectively.

The board of directors

Banco Santander’s board of directors is the maximum decision-making body, except for matters reserved for the general meeting of shareholders. It is responsible, among other things, for the Group’s strategy. Its functioning and activities are regulated by the Bank’s internal rules and principles of transparency, efficiency and defence of shareholders’ interests guide it. The board also oversees compliance with the best international practices in corporate governance and closely involves itself in the Group’s taking of risks. In particular, the board, at the proposal of senior management, is the body responsible for establishing and monitoring the risk appetite.

The board has a balanced composition between executive and non-executive directors. All members are recognised for their professional integrity, capacity, experience and independence.

There were changes to the board in 2012. On 23 January, Mr. Francisco Luzón resigned as an executive director and executive vice-president responsible for the Americas division. At the general meeting of shareholders on 30 March 2012, Mr. Antonio Basagoiti, Mr. Antonio Escámez and Mr. Luis Alberto Salazar-Simpson stopped being part of the board and Mr. Vittorio Corbo Lioi, appointed in July 2011, was ratified and re-elected.

The appointment of Ms. Esther Giménez-Salinas as an independent director was also approved, bringing the presence of women in the board to 18.8%.

The non-executive directors are noted for their financial experience. Among them are former chief executives of banks and a former governor of a central bank, and people with deep knowledge of Latin America and the United Kingdom, two of the markets where the Group has a substantial part of its businesses.

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Remuneration policy

The remuneration policy for directors and the Bank’s senior management is based on the following principles:

1. The remuneration is consistent with rigorous risk management without giving rise to inappropriate assumption of risks.

2. Anticipating and adapting to regulatory changes in remuneration matters.

3. Involvement of the board, as, at the proposal of the appointments and remuneration committee, it approves the report on the remuneration policy for directors and submits it to the general meeting of shareholders on a consultative basis and as a separate item on the agenda. The board approves the remuneration and contracts of directors and of the other members of senior management and the remuneration of the rest of the supervised collective.

4. Transparent information on remuneration.

The board’s remuneration in 2012

All the details on the remuneration policy for directors in 2012 is set out in the report of the appointments and remuneration committee which is part of Banco Santander’s social documentation.

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ANNUAL REVIEW 2012

SANTANDER SHARES

Shareholder remuneration

Banco Santander assigned EUR 6,086 million to dividends in 2012, 15.7% more than in 2011.

The Santander Dividendo Elección programme (scrip dividend), which enables shareholders to receive the equivalent of the dividend in the form of cash or Santander shares, was applied on the dates when the interim and final dividends are traditionally paid. On each of these dates, the Bank paid EUR 0.15 per share, resulting in a total remuneration for 2012 of EUR 0.60 per share. The dividend yield was 10.9%.

With the Santander Dividendo Elección, the Bank offers flexible remuneration, so that its shareholders may benefit from tax advantages. Some 80% of the Bank’s capital chose to receive shares in 2012, despite volatility in the financial markets.

Share performance

Santander remained in a privileged position as the largest bank in the euro zone by market value and the 13th in the world, with a capitalisation of EUR 62,959 million at the end of 2012. Furthermore, Santander is the most liquid share on the Eurostoxx 50 index.

In an uncertain environment worldwide, with intense market volatility due to the European debt crisis, the Santander share ended 2012 at EUR 6.10 per share, 3.9% higher than a year earlier. The share performance was better than that of the Ibex 35 (-4.7%), the benchmark index of the Madrid stock market.

Despite the rise in Spain’s risk premium in 2012, the shareholder return was very positive. The total return was 17.3% compared to a 1.4% fall in that of the Ibex-35.

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Dividend per share	Market capitalisation
0.60	62,959
euros	million euros
For the fourth year running	Santander is the largest bank in the euro zone by market value

High recurring profit, and the strength of Santander’s capital, has enabled the Bank to remunerate shareholders with over 21,000 million euros during the past four years.

Shareholder base and capital

The number of Banco Santander shareholders continued to rise in 2012 to 3.3 million.

At the end of the year, 1.9% of the capital stock was in the hands of the board of directors, 40% with individual shareholders and the rest with institutional investors. Of the total capital stock, 87.9% is located in Europe, 11.7% in the Americas and 0.4% in the rest of the world.

The number of Banco Santander shares at the end of 2012 stood at 10,321,179,750. The Santander Dividendo Elección programme and the exchange of Valores Santander gave rise to the issuance of 1,412,136,547 new shares, 13.7% of capital.

Banco Santander continued to strengthen its shareholder information and attention channels in Spain, the United Kingdom, United States, Brazil, Argentina, Mexico, Portugal and Chile. A new shareholder office was opened in Mexico in 2012 to tend to the new shareholders resulting from the flotation of the Mexican subsidiary. These offices tended to 215,278 consultations by telephone and 22,710 e-mails. Some 17,910 shareholders attended 254 forums and events held in various countries.

Why 3.3 million shareholders put their trust in Banco Santander

•	For its solvency, soundness and geographic diversification.

•	Because it maintained a remuneration of EUR 0.60 per share for the fourth year running, when many other international banks were reducing dividends.

•	They are attracted by the Santander Scrip Dividend programme, which allows them to choose to receive their dividend in cash or shares.

•	Thanks to a dividend yield of 10.9% in 2012 and total shareholder return of 17.3%.

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ANNUAL REVIEW 2012

“The global economy is undergoing a profound re-balancing process. Europe must continue to progress toward greater integration to retain leadership in the 21st century, while emerging countries must keep up their sustainable growth. Santander’s geographic diversification enables it to take advantage of opportunities in all its markets.”

MACROECONOMIC, FINANCIAL AND REGULATORY CONTEXT

Economic environment

Banco Santander conducted its business in 2012 in a very complex economic and financial environment. In Europe, the first half of the year was characterized by instability in the financial markets triggered by the worsening of the euro crisis. The risk premium of the 10-year Spanish bond yield over German bund reached 650 b.p. in May. The European Council meeting in June, which decided to push for a European Banking Union with the creation of a single supervision mechanism, and the financial aid measures for countries requiring them announced by the European Central Bank in September, marked a turning point and helped to gradually ease the risk premiums. As for economic activity, Europe was in its fifth year of recession and growth in 2012 was almost zero.

In the US, the Federal Reserve decided to maintain the monetary support, which favoured some recovery in growth during the year. In the second half, the agenda was determined by the risks linked to the non-renewal of the fiscal stimulus, the so-called fiscal cliff, which was resolved at the very end of 2012.

Latin American economies kept up positive growth despite the unfavourable international environment. Mexico and Chile grew more than expected. In the case of Brazil, its economy was more buoyant in the second half of the year although for 2012 as a whole growth was below expectations.

Regulatory environment

Banco Santander began 2012 with a core capital ratio of 10.02%, comfortably meeting the requirements set by the European Banking Authority for June 2012.

In Spain, the government deepened the process of provisions for banks and recapitalization. The financial industry has been immersed in a profound restructuring since 2009, via three routes. First, the requirement for extra provisions for exposure to construction assets and real estate development, differentiated by type of asset and situation, including those up to date with payments. These provisions, set in two royal decree laws, raise the average coverage level of real estate exposure from 18% to 45%. Grupo Santander met 100% of requirements at the end of the year.

Second, the expert and independent valuation of the balance sheets of the Spanish financial system. This exercise, very rigorous in the amount of information used as well as the toughness of the scenarios applied, shows that even in the most adverse situation Santander would be the only bank to increase its capital ratio – from 9.7% to 10.8% – and would have a large surplus of capital (EUR 25,297 million in 2014). It is the Spanish bank with the greatest ability to generate profits.

Third, the Spanish government requested financial assistance from European institutions to recapitalize those banks that required it. In line with the programme’s Memorandum of Understanding, the Asset Management Company for Assets Arising from Bank Restructuring (known as Sareb) was created in December. Santander’s board agreed to invest in the company and contribute up to EUR 840 million (25% in capital and 75% in subordinated debt).

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MANAGEMENT PRIORITIES IN 2012

Management priorities

Manage liquidity in a very volatile environment in the financial markets

                Strategy and results

•	Commercial strategy based on attracting funds in Continental Europe, which resulted in deposits in Spain growing by EUR 22,000 million in 2012.

•	Improvement in the Group’s loan-to-deposit ratio to 113% (150% in 2008) and in Spain to 96% (178% in 2008).

•	The Group made EUR 43,000 million of medium- and long-term issues and securitisations through more than 10 of its units in countries with issuance capacity.

Increase the Group’s capital base in the face of an unfavourable economic environment and intensified regulatory pressure

•	Santander had the best results in the stress tests of Spanish banks conducted by the independent consultancy Oliver Wyman. These tests showed that Santander would, in the most adverse scenario, have capital of EUR 25,297 million above the minimum required in the analysis.

•	Organic generation of capital and active management of the business portfolios enabled the Group’s core capital ratio to increase by 31 basis points in 2012 to 10.33%.

Reduce real estate risk in Spain and comply with the Spanish goverment’s new rules

•	Real estate exposure net of provisions in Spain declined by EUR 12,400 million in 2012 and by EUR 28,500 million, or 69%, since 2008.

•	Santander set aside EUR 6,140 million in provisions for real estate exposure in 2012, exceeding the amount required under the Spanish government’s two royal decree laws.

•	Real estate exposure in Spain, net of provisions, represented only 1.7% of the Group’s total lending.

List the Group’s main subsidiaries

•	Santander successfully floated 24.9% of its subsidiary in Mexico for EUR 3,178 million. The share price of Santander Mexico ended the year up 33.8% and the bank’s market value stood at $21,959 million.

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ANNUAL REVIEW 2012

INTERNATIONAL RECOGNITION

Euromoney	The Banker
July	November

Best bank in the world Best bank in Argentina Best bank in Mexico Best bank in Poland Best bank in Portugal Best bank in UK	Best bank in Argentina Best bank in Mexico Best bank in Poland Best bank in Portugal Best bank in Puerto Rico Best bank in UK	British financial magazine Euromoney opted for a European and Spanish bank when selecting Santander—for the third time in seven years—as the Best Bank in the World. Meanwhile, The Banker, a part of the Financial Times group, named the bank as the best in six of its core markets.

EUROMONEY HIGHLIGHTED THE “BANK’S ABILITY TO GENERATE RECURRING PROFITS, EVEN IN DIFFICULT TIMES, AND THE SOUNDNESS OF ITS BALANCE SHEET.”

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BANCO SANTANDER’S BUSINESS MODEL

ANNUAL REVIEW 2012 BANCO SANTANDER’S BUSINESS MODEL

BANCO SANTANDER’S BUSINESS MODEL

Highlights

▶	Banco Santander’s business model produces substantial recurrence in results.

▶	Santander has over 100 million customers and 14,392 branches, more than any other international bank.

▶	Geographic diversification in 10 core countries gives Santander the right balance between mature and emerging markets.

▶	Santander is one of the world’s most efficient international banks.

▶	Maintaining a high level of capital and liquidity is a priority. Santander has not needed state aid at any time during the crisis.
▶	Santander’s NPL ratio is below the banking sector’s average in almost all its main markets thanks to prudent risk policies.

▶	The Bank’s international expansion has been achieved through subsidiaries that are autonomous in capital and liquidity, providing advantages in funding and limiting the risk of contagion.

▶	Santander conducts its business on a sustainable basis, preserving the environment, supporting the communities in the countries in which it operates and investing in higher education.

▶	Santander has 186,763 employees focused on the customer and on results.

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“At Banco Santander, we serve over 100 million customers. Our ability to listen, to get ahead of their needs, to provide solutions and build lasting relations with them has enabled us to become one of the leading banks in the world. For us, the customer is king. It’s always been like that and always will be, because it is the essence of a retail bank like Santander.”

BANCO SANTANDER’S COMMITMENT TO ITS CUSTOMERS

The customer is the focal point of Banco Santander’s business model. The bank has more than 100 million customers in the world who recognise it as a solid and solvent institution with the strength to tackle the future.

Understanding their needs, responding with innovative solutions and building long-term relations of confidence are the foundations of Santander’s commitment to its clients.

Quality of service and customer satisfaction

Banco Santander believes it is vital to take maximum care of the quality of service provided to customers. Over the last few years the Bank has been developing a corporate model of quality improvement which extends to more countries every year.

Within this model, the corporate benchmark of customer satisfaction is the tool that enables the Bank to know its relative position with regard to its competitors in each market. Santander’s permanent goal is to be among the best banks in service quality in all the countries where it operates.

The Bank also has customer voice measurement models that gather their perceptions regarding the branch network, contact centres, products, etc., and it manages incidents and complaints via the MIRO system.

Continuous improvements have been generated through the quality committees that exist in all countries, and the commercial banking corporate school has promoted learning and constant exchange of best practices.

As a result, the satisfaction of individual customers improved in 2012: 86.2% said they were satisfied with Santander’s services compared to 84.3% in 2011.

In order to continue to make progress, Santander has begun to work on a new project to improve customer satisfaction that builds on the current model of quality. The goal is to have a global view of all the factors that influence customer satisfaction and a table of management indicators that relate customer satisfaction to business results.

The chief executive officer continuously reviews these procedures, which underlines Santander’s commitment to constantly improve customer satisfaction.

Santander, a bank for your ideas

Santander launched in November its new corporate claim, Santander, a bank for your ideas. The aim is to move closer to customers and let them know that all the Bank’s strength, leadership and innovation capacity is at their service to help them realise their projects.

This new claim also reflects a corporate and daily working culture that aims to ensure that the customer has a unique brand experience and perceives tangible benefits in all of its dealings with the Bank: through a range of more streamlined and tailor-made products and services, providing security for customers by communicating their advantages more clearly and transparently, and helping to increase linkage with and loyalty to the Santander brand.

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ANNUAL REVIEW 2012 BANCO SANTANDER’S BUSINESS MODEL

COMMERCIAL FOCUS

Santander’s commercial model focuses on satisfying the needs of different customer profiles: individuals with different income levels, companies of all sizes and sectors and private and public corporations.

Retail banking, which covers individuals, company and consumer banking, accounts for 88% of revenues.

Multi-channel service

The branch network is Santander’s main channel for creating and maintaining long term relations with customers. The Group has 14,392 branches, the largest network of any international bank.

In 2012, Santander continued to advance its multi-channel approach as a strategic driver for strengthening customer relations. As well as telephone and online banking, new applications were launched for iPad, iPhone and other mobile devices.

Santander also progressed in greater integration of its operational customer attention channels. The Customer VoiceLab was launched in 2012. This builds on the traditional contact centre and integrates all customer attention channels, incidents and complaints, in a single team supported by the most innovative technology. The project began in Spain and will gradually be implemented in the rest of the Group.

Innovative solutions

Santander continues to innovate and develop new products and financial services that create value for its customers and respond to their needs and the specific circumstances of different markets.

Banco Santander has a high value-added offer in each of its main markets:

•	Spain: Four million customers who are part of We want to be your bank do not pay service fees and enjoy additional advantages in food, fuel, energy, telecoms and leisure.

•	UK: The 1/2/3 current account reimburses in cash part of household bills and rewards larger balances in accounts with higher interest rates.

•	Brazil: The Conta light, with lower interest rates on overdrafts and facilities to pay by instalments.

In 2012, Santander launched new credit card solutions providing greater comfort and advantages, for customers as well as for shops. Of note was the Contactless card, which does not need to be connected with the point-of-sale terminal, and the new shared brand Santander-Iberia card, with preferential

GROUP CUSTOMERS
Million
Spain	13.1
Portugal	2.0
Bank Zachodni WBK	2.5
Santander Consumer Finance	12.3
Rest	0.1
Total Continental Europe	30.0
UK	26.2
Brazil	27.3
Mexico	10.0
Chile	3.5
Argentina	2.4
Uruguay	0.3
Puerto Rico	0.5
Total Latin America	44.0
United States – Sovereign	1.7
Total customers	101.9

32

conditions for the Bank’s customers. Also, as a result of the agreement signed with Elavon in Spain, shops will be provided with a better payments service via point-of-sale terminals.

Support for companies

To foster the internationalisation of companies, Santander created the global unit of international business, which provides an integral service to customers with a presence in different countries and supports their expansion in attractive markets, such as Latin America and Poland.

The Bank also launched specific initiatives in 2012 to support customers in those countries with a more difficult economic situation. Santander Totta launched Plano Activacão, a EUR 1,500 million credit line to support funding of Portuguese companies. In Spain, the Santander network launched the credit lines Crédito Activación and Plan Exporta, which saw 7,952 SMEs access EUR 944 million in funds and 4,851 exporters loaned EUR 4,263 million.

Learning and continuous improvement

The commercial banking corporate school was created three years ago to boost the retail banking units in the various countries and take advantage of growth opportunities. It works via a global network comprising 600 experts in different business areas who participate in working groups that promote the exchange of experiences and bring together the best business practices that are then adopted by the different countries.

The commercial banking corporate school continued to consolidate its model in 2012. It is active in all the Bank’s countries and has 64 teams in strategic areas focusing on customers and business development.

Moreover, joint working agendas have been put together with the countries to cooperate in the implementation of projects which are based on the Group’s best practices. Sovereign Bank, for example, has implemented a remote advisory unit in its branch network, adapting one of Brazil’s best practices, known as Gestion on line (GOL).

The Sustainability Annual Report provides more details on customers, products and services.

    33

ANNUAL REVIEW 2012 BANCO SANTANDER’S BUSINESS MODEL

DISCIPLINED USE OF CAPITAL AND FINANCIAL STRENGTH

Capital

Having a strong balance sheet is a priority for Banco Santander. The Bank increased its core capital ratio in 2012 to 10.33%, according to Basel II criteria, and met the requirements of the European Banking Authority for the main European banks ahead of schedule. Banco Santander has not needed any state recapitalisation aid in any of the countries in which it operates.

In the third quarter of 2012, the international consultancy Oliver Wyman, supported by the main auditing firms and real estate valuation companies, made an exhaustive analysis of Spanish banks’ loan portfolios. This exercise was supervised by international institutions such as the European Commission, the European Central Bank and the International Monetary Fund. Even in the most adverse economic scenario considered in the stress test, Santander’s core capital ratio at the end of 2014 would exceed by EUR 25,297 million the minimum required in these stress tests.

Underlining its solvency, Santander is the only Spanish bank with a higher rating than the Spanish sovereign debt by all four main rating agencies. Moreover, it is the only bank in the world with a rating above its sovereign, according to S&P.

Liquidity

Santander funds most of its lending with customer deposits, maintains comfortable access to wholesale financing and has a wide range of instruments and markets to obtain liquidity.

CORE CAPITAL RATIO

(%, according to BIS II criteria)

In 2012, Grupo Santander continued to improve its liquidity position, as underscored by the improvement in its loan-to-deposit ratio to 113% (96% in Spain), and by issuing EUR 43,000 million of medium and long term debt and securitisations. At the beginning of 2013, the Bank returned EUR 24,000 million taken in December 2011 via the ECB’s Long-Term Refinancing Operation (LTRO).

OLIVER WYMAN STRESS TEST ANALYSIS OF SPANISH FINANCIAL SYSTEM

34

“The international financial crisis has conformed that prudence in managing different types of risks—not only credit and market risk, but also operational, compliance and liquidity risk—is essential. At Banco Santander, the whole organisation shares this principle, starting with the board of directors, which sets the Bank’s appetite for risk and devotes 25% of its time to risk management.”

PRUDENT RISK MANAGEMENT

Prudence in risk management has been a hallmark of Banco Santander for more than 150 years. Of note among its corporate risk management principles is the independence of the risk function from business lines. Matías Rodríguez Inciarte, head of the Group’s risk division and chairman of the risk committee, reports directly to the executive committee and to the board. The board sets the Group’s risk appetite at a medium-low level.

More than 80% of Grupo Santander’s risk comes from retail and commercial banking. The Bank has a high degree of diversification in risk and avoids excessive concentration in customers, business groups, industries, products and geographic areas.

Risk management in 2012

The Group’s non-performing loan (NPL) ratio increased to 4.54% in 2012 and is below the financial sector’s average in almost all the countries in which it operates. The coverage ratio rose to 73%. The NPL ratio in Spain stood at 6.74%, well below the sector’s average.

Santander set aside EUR 6,140 million of provisions for real estate assets in Spain in 2012, exceeding the requirements under the Spanish government’s new rules. Real estate coverage, including outstanding risk, increased from 22% in 2011 to 47% in 2012. Following provisions made in 2012, the real estate provisioning is effectively completed.

Santander reduced its net exposure to real estate risk by EUR 28,500 million in the last four years. The reduction was particularly intense in 2012, with net exposure decreasing by EUR 12,400 million and the stock of foreclosed properties falling by EUR 714 million. Exposure to the real estate sector in Spain, net of provisions, represented 1.7% of the Group’s total lending at the end of 2012.

    35

ANNUAL REVIEW 2012 BANCO SANTANDER’S BUSINESS MODEL

GEOGRAPHIC DIVERSIFICATION
Distribution of recurring attributable profit by operating geographic segments Main countries Other countries where Banco Santander conducts retail and commercial banking: Peru, Puerto Rico, Uruguay, Norway, Sweden, Finland, Denmark, the Netherlands, Belgium, Austria, Switzerland and Italy. Grupo Santander’s geographic diversification is balanced between mature and emerging markets, which contributed, respectively, 45% and 55% of profit in 2012. The Bank focuses on 10 core markets: Spain, Germany, Poland, Portugal, United Kingdom, Brazil, Mexico, Chile, Argentina and the United States. Furthermore, the global business areas develop products that are distributed in the Group’s retail networks and provide services to global clients.

36

    37

ANNUAL REVIEW 2012 BANCO SANTANDER’S BUSINESS MODEL

“International financial institutions must combine financial flexibility with common operational processes across countries. Santander achieves this with its subsidiaries model, which is generally regarded highly by regulators. It acts as a firewall in the event of a crisis, allows access to local capital and ensures dual monitoring. This model is reinforced by the listing of some of its subsidiaries.”

MODEL OF SUBSIDIARIES

Grupo Santander’s international expansion has been achieved through subsidiaries that are legally independent and autonomous in capital and liquidity:

•	Capital: Local units have the capital required to carry out their activity autonomously and comply with regulatory requirements.

•	Liquidity: Each subsidiary puts together its financial plans and liquidity forecasts, calculating their funding needs, without relying on funds or guarantees from the parent bank. The Group’s liquidity position is coordinated in the asset and liability committees (ALCO).

In 2012, the Bank took a further step in its strategy of listing its main subsidiaries with the flotation of 24.9% of Santander Mexico for EUR 3,178 million, which joined the already-listed units in Brazil and Chile. This transaction was the world’s third largest IPO in 2012 and valued Santander Mexico at EUR 12,730 million at the time of the share placement.

Banco Santander combines the financial flexibility of its subsidiaries with its operations as an integrated group capable of generating important synergies. The corporate systems and policies implemented in all the Group’s companies allow:

•	Cost and revenue synergies to be generated, by developing the San-tander commercial banking model through global strategies and sharing best practices between different countries and units.

•	To strengthen the Santander culture, with particular importance attached to global management of risks and on controlling business units.

•	Greater efficiency in lending, through sharing systems on a global basis.

All of this enables the Group to obtain better results than those that would result from the sum of each of the local units independently.

Regulatory and strategic advantages

▶	The autonomy of subsidiaries limits, in times of crisis, contagion among the Group’s various units reducing systemic risk.

▶	Subsidiaries are subject to double supervision and internal control, that is, local and global.

▶	This model facilitates management and resolution of crises while generating incentives for good local management.

▶	Listed subsidiaries:

1.	Allow quick access to capital, while being subject to market discipline.

2.	Facilitate the funding of acquisitions in local markets and are an alternative to investing capital.

3.	Guarantee a high level of transparency and corporate governance and strengthen the brand in the various countries.

38

“Banco Santander understands efficiency as an essential tool to provide value-added products to customers and higher shareholder returns. Banco Santander is constantly striving to improve all its processes and its customer service. Its leadership in technology and operational integration makes Santander one of the most efficient international banks in the world.”

EFFICIENCY

Santander has an IT and operations platform, which enables it to attain a high degree of commercial productivity while getting to know the financial needs of its customers in detail and with a single vision.

The Bank focused on improving processes, business support areas and direct customer attention.

Santander continues to make progress in implementing corporate technological platforms in all its business units, which translates into value creation and cost savings. In May 2012, Sovereign in the US completed the migration of all its customer accounts to the Santander IT Core corporate technological system. In August, the 155 retail banking branches of Santander Bank in Germany also joined this platform.

The Group’s technology and operations model is organised around corporate ‘factories’ that are responsible, among other things, for software development, operations, maintaining Internet and intranet, and purchasing management. These ‘factories’ have a global strategy and have local teams in each country.

Recurring revenue growth, cost control culture and high productivity of branches make Santander one of the world’s most efficient international banks. Its cost-to-income efficiency ratio is 46.1%.

Improvements in efficiency translate into value for clients, such as the zero commissions offered in the We want to be your Bank plan implemented in the Santander branch network in Spain, and the reimbursements and discounts in purchases and direct debits in the 1|2|3 current account in Santander UK.

Banco Santander carries out plans and programmes to improve its energy efficiency, and measures the environmental impact of its businesses. In 2012, Santander achieved the goals of its three-year (2011-2013) energy efficiency plan to reduce consumption of electricity and CO2 emissions.

DATA PROCESSING CENTRES (DPCs)

Spain: Cantabria

Boadilla del Monte (Madrid)

UK: London

Mexico: Queretaro

Brazil: São Paulo

Annual transactions

3 trillion

The DPCs are high security bunkers that process more than three trillion transactions a year and reduce operational risk to a minimum for the Group’s more than 100 million customers.

    39

ANNUAL REVIEW 2012 BANCO SANTANDER’S BUSINESS MODEL

THE SANTANDER TEAM

Santander’s team of 186,763 employees worldwide is the bedrock sustaining its business model. Human resources management at the Bank is thus designed to respond to the team’s needs, and ensure that the Bank possess the best international talent to guarantee sustainable growth and results.

The employees’ management model is based on strategic planning of talent and leadership, knowledge and a solid corporate culture.

Leadership with talent

Management of talent and leadership is conducted with an integral focus that enables Santander to select the best professionals for each post and invest in their career and commitment.

As regards external talent, the Bank, through the employer brand initiative Santander could be you, communicates its value offer to attract the best candidates from universities, business schools and networks of professionals throughout the world.

In order to identify and get to know internal talent, Santander has development and mobility committees,

which since 2007 have assessed 66% of the Group’s executives, and which were recognised in 2012 by the Corporate Leadership Council (CLC) consultancy as constituting the best international practice for strategic talent planning.

In 2012, Santander extended the Talent development model to new divisions, ensuring that the best professionals for business development are in strategic posts. The new management performance system, with common processes and criteria to assess the Group’s corporate executives, was also put into effect.

Santander has specific programmes, in strategic business areas as well as for key collectives (corporate executives, high-potential professionals and female talent), in order to foster international mobility and skills development.

Knowledge

Santander invested EUR 123.2 million in training programmes in 2012 and each of the 179,282 employees involved received an average of 35.5 hours of training.

In order to promote the exchange of knowledge and best practices between the countries in which the Group operates, Santander has the Santander Knowledge Institute, which develops its activity via corporate schools specialising in key business areas. In 2012, the commercial banking corporate school continued to expand in new countries, while the risks school began its activity in the US and the auditing school adapted their curricula plans to other countries.

In Spain, the Santander Financial Institute (SanFi) was launched, fostered by the University of Cantabria and the Bank, to promote research and generate and disseminate knowledge in the financial sphere.

Training of professionals was underpinned by the Santander Learning IT platform, which operates in eight countries, 148 Group’s companies and has 67,051 users and more than 40 online communities.

Culture of values

New initiatives were implemented via the Santander is you programme in order to continue to make Santander one of the best companies to work for, foster pride in belonging to the Group and disseminate the corporate values. The

40

“An organisation’s future lies in the professionalism, knowledge and the commitment of its workforce. Banco Santander’s board has made attraction, development and retention of the best talent worldwide a priority.”

objective is to make progress in the areas of improvement that professionals have identified in internal and external surveys, such as cooperation, teamwork and recognition.

The 5th Santander is you week, which held in all countries simultaneously between 10 and 16 June, and the 4th Santander is you race, which took place in Mexico, were organized under the slogan, We are a great team.

Santander also promoted its committed volunteers programme, which has mobilized 15,770 volunteers, including participants in the Euros from your payroll programme and in the Santander-PESA study. Thanks to events such the two editions of the Santander solidarity race, the Santander is you week and the cooperation of the Group’s trainers, EUR 250,000 was raised and used to pay for the schooling of 15,557 children in Oaxaca,

Mexico. After achieving this first objective, the programme in Spain is focusing on supporting families most affected by the economic crisis, backing and financing education programmes together with the Red Cross.

The Brazil School project, which strives to improve the quality of teaching in state schools across the country, increased its total number of volunteers by 52% to 3,030.

    41

ANNUAL REVIEW 2012 BANCO SANTANDER’S BUSINESS MODEL

SANTANDER AND SUSTAINABILITY

Sustainability for Banco Santander means carrying out its business contributing to economic and social progress in the communities in which it operates, taking care over the impact of its activities on the environment and developing positive, stable relationships with its main stakeholders.

2012 was the 10th anniversary of the introduction of the corporate sustainability plan. This plan was the basis of a clear sustainability strategy that has guided the Group’s activities and has enabled Santander to become one of the main international benchmarks in sustainability.

At Santander, sustainability is integrated into the strategy and business model as well as internal processes and policies, and affects, on a cross-cutting basis, very different spheres.

•	Santander offers its customers responsible and sustainable products and services, tailored to their needs, which meet the best practices in the markets where they are sold and whose distinguishing features are their innovation and technical rigour. These products and services not only take into account financial productivity criteria but also incorporate ethical, social, environmental and good governance aspects.

•	In its risk analysis and decision-making processes, Santander takes into account and evaluates social and environmental aspects. The Equator Principles are applied to project finance operations throughout the Group.

•	Santander measures and controls its environmental footprint in all the Group’s facilities throughout the world and has an ambitious energy efficiency plan.

•	The Bank’s purchasing processes are managed on a coordinated, efficient and sustainable basis, and promote compliance by suppliers with the United Nations Global Compact.

Social investment

Santander promotes access to banking services and financial inclusion in the communities in which it operates, with initiatives designed to cover the needs of the poorest communities with low purchasing power.

Sustainability committee

This committee is the body that ensures sustainability is integrated into the Bank’s business plan. It draws up the Bank’s strategic plans and sustainability policies and submits them for the board’s approval. It is chaired by the chief executive officer and comprises members of the Bank’s business and support divisions.

Sustainability for Banco Santander means:

•	Integrating ethical, social and environmental criteria into the business;

•	Taking a long term view in the development of activities;

•	Maintaining stable and lasting relations with the main stakeholders in order to understand their expectations and respond to their needs;

•	Anticipating the challenges of the changing environment;

•	Having the best corporate governance, and;

•	Contributing to social and economic progress in the communities in which it develops its business.

The Bank’s main activities in corporate social responsibility are set out in the sustainability report

42

“ Santander’s commitment to higher education is a great value in itself. The Bank believes in universities and, as a result, invests in value and knowledge, contributing to the prestige of higher education in all the countries where the Group operates. ”

Santander Universities

The Bank’s investment in corporate social responsibility is mainly earmarked for higher education. Santander is convinced that this is the best way to contribute to the economic and social development of the countries in which it operates.

The Santander Universities global division manages Banco Santander’s commitment to higher education. Over the past 16 years, it has forged a long term strategic alliance with universities that is unique in the world. Banco Santander contributed EUR 130 million to cooperation projects with universities in 2012.

Santander cooperates with universities in launching projects to improve education, internationalisation, the mobility of students and teachers, innovation, the transfer of knowledge to society and fostering and promoting the entrepreneurial culture in universities.

This cooperation is articulated through integral agreements of support for international programmes of interuniversity cooperation, promoting and cooperating with international academic networks and supporting global projects.

Santander Universities in 2012

•	Signing of the 1,000th university cooperation agreement. Forty new cooperation agreements effected with universities in Germany, Poland and the United Kingdom.

•	Launch of the second edition of the programme of 5,000 grants for work experience in SMEs and programmes to foster the international mobility of young post graduates and researchers and strengthen the exchange of students between the UK, the US and Latin America.

•	Consolidation of the Santander Latin America scholarships programme, first presented at the 2nd Meeting of University Rectors in Guadalajara, Mexico, in 2010.

•	The 8th Santander Universities prizes for innovation and entrepreneurship were awarded in Brazil, with 10,260 projects presented, and the editions in Mexico, Argentina, Chile and Puerto Rico.

•	The Santander International Entrepreneurship Centre, in cooperation with the University of Cantabria and the regional government, was launched and the first Latin American university entrepreneurial forum held.

•	Launch of the financial culture and education programme.

•	Universia published in 2012 a total of 2,455,978 job offers and registered 12,339,588 employment requests in the portals of the local community.

130

million euros for universities.

1,027

cooperation agreements with universities in 20 countries on four continents.

Scholarships and grants

43,657

scholarships and grants awarded for studies in 2012.

Universia

1,242

universities form part of Universia.

    43

ANNUAL REVIEW 2012 BANCO SANTANDER’S BUSINESS MODEL

“In banking, where confidence is vital, the image and reputation of an institution makes a huge difference. Banco Santander is perceived as a strong and solid bank in all the markets in which it operates. This is the best reflection of its corporate culture and global reach.”

THE SANTANDER BRAND

Santander was the 4th most valuable financial brand in the world in 2012, according to the Brand Finance ranking, and is associated with internationalisation, leadership and strength. The brand is home to the Group’s identity and values, and expresses a unique international positioning which sets Santander apart.

Strategic corporate marketing and brand committee

The corporate committee of corporate marketing and brand, chaired by the Bank’s chief executive officer, approves the marketing plans for countries and global businesses; validates their budgets; monitors the image of the brand and, together with the corporate area of clients and quality, customer satisfaction. It also oversees the positioning of the single brand and ensures that all the Group’s advertising and marketing activities are consistent and create value. The human resources division also participates in the committee, as it is the key for involving employees, and the commercial banking school as it is the conveyor belt of the Group’s best practices between countries.

Santander began a global brand unification process back in 2004. It led to the brand being installed in all the Group’s banks. This process will continue in 2013 with the integration of Banesto and Banif into the Santander brand in Spain, and with the change of Sovereign’s brand in the US.

Corporate sponsorship

Corporate sponsorship continues to be a key plank in making the brand better known and thus continuing to consolidate Santander’s international position. Support for sport is part of the Bank’s commitment to society and it identifies strongly with the sporting values of teamwork, innovation and leadership.

•	In 2012, Santander announced it would extend its alliance with the Formula 1 Ferrari team until 2017, thanks to an agreement that gives the Santander brand a greater presence on the car. Sponsorship of the two McLaren drivers is also maintained.

•	In Latin America, Santander consolidated its positioning as the ‘football bank’ by sponsoring the region’s main championships, both for clubs (Copa Libertadores, Copa Sudamericana and Recopa Santander Sudamericana) as well as for national teams (Copa América).

44

RESULT IN 2012

ANNUAL REVIEW 2012 RESULTS IN 2012

GRUPO SANTANDER RESULTS

2012 highlights

Grupo Santander carried out its business against an economic backdrop of crisis in developed markets, a tenuous recovery in emerging countries and uncertainty in equity and debt markets, particularly in Europe.

▶	Pre-provision profit (net operating income) increased 1.6% to a new record of EUR 23,559 million.

▶	A total of EUR 18,806 million was assigned to provisions (EUR 12,666 million to the Group’s loan-loss provisions and EUR 6,140 million to real estate exposure in Spain).

▶	Santander met 100% of the real estate provisions required by the new rules in Spain.

▶	Santander is one of the world’s most efficient international banks.

▶	The core capital ratio increased to 10.33% (BIS II criteria) and the liquidity position remained comfortable.

Recurrent revenues

Grupo Santander’s commercial banking business model, together with its geographic diversification, enabled it to maintain notable growth in revenues. Gross income increased 2.2%, spurred by the most commercial revenues, such as net interest income, fee income and insurance.

Outstanding loans declined in Spain and Portugal because of the weak demand, which was partly offset by growth in Brazil, Mexico, Chile, Poland and the United States, and lending to SMEs in the United Kingdom. Deposits were virtually stable, with a noteworthy EUR 22,000 million captured in Spain.

Costs grew 2.9%, due to investments in technology and the branch networks in Latin America and the United States. In developed countries, such as Spain and the United Kingdom, costs maintained a downward trend. The

46

Group’s efficiency ratio ended 2012 at 46.1%, one of the best among international banks.

The good performance in revenues, coupled with control of costs, pushed up pre-provision profit (net operating income) by 1.6% to EUR 23,559 million.

Provisions and writedowns

Loan-loss provisions made in 2012 amounted to EUR 12,666 million, as a result of lending growth in emerging countries and the rise in non-performing loans in certain countries (Spain, Brazil and Chile).

Ordinary profit was EUR 5,251 million, after deducting loan-loss provisions, taxes and minority interests. After EUR

1,064 million of net capital gains during the year (mainly from the sale of businesses in Colombia and the reinsurance of the life assurance portfolio in Spain and Portugal) is added to this, and EUR 4,110 million of special net provisions for real estate exposure in Spain is deducted, the accounting profit is EUR 2,205 million, down 59% for the year.

Balance sheet strength

In 2012, Grupo Santander notably increased its capital and fulfilled, ahead of schedule, the new requirements of the European Banking Authority. The core capital ratio rose by 31 b.p. to 10.33% under BIS II criteria.

During the year, international authorities such as the International Monetary Fund (IMF), and the stress tests conducted by independent consultancies, underscored the strength of Banco Santander’s balance sheet, even in the most adverse scenarios. The Group has a comfortable liquidity position, with a loan-to-deposit ratio of 113% (117% in 2011). Despite the tensions in European debt markets, the Group maintained a high capacity of issuance in the markets, as shown by the EUR 43,000 million of medium- and long-term debt and securitisations issued in the markets in 2012.

The NPL ratio increased to 4.54% and remained below the sector’s average in almost all the countries where Santander operates. NPL coverage increased to 73%. The exposure to the real estate sector in Spain, net of provisions, was reduced by EUR 12,400 million in 2012, with declines in both lending to this sector as well as in foreclosed properties.

    47

ANNUAL REVIEW 2012 RESULTS IN 2012

RESULTS BY COUNTRIES AND BUSINESSES

SPAIN

Santander generated profit in Spain of EUR 1,290 million. It is the country’s largest financial group, with a market share of 12.5% in loans and 15.3% in savings. It has commercial and wholesale banking businesses, consumer finance and online banking (OpenBank). During 2013, the branch networks of Banesto and Banif (private banking) will come under the Santander brand.

(*)	Includes 1.9 million Santander Consumer Finance customers
(**)	million euros

2012 highlights

g	In a very unfavourable economic and financial environment, Santander’s strategy in Spain focused on:

•	Capturing deposits (more than EUR 22,000 million captured with a gain in market share of 2.2 percentage point in the year).

•	Selective growth in lending toward sectors such as SMEs and exporters, with a special credit line of EUR 4,000 million that benefited 8,000 SMEs and 5,000 exporters.

•	The sharp reduction in exposure to the real estate and construction sectors (down EUR 12,400 million in net terms and, with coverage increased to 47%).

•	The improvement in liquidity (the loan-to-deposit ratio dropped to 96%).

g	Gross income grew 4.9% and costs declined 2.4%, enabling net operating income to rise 11.6% . The non-performing loans (NPL) ratio increased to 6.74%, although it was still well below the sector’s average, while coverage rose to 71% (+25 points on 2011).
g	The Santander branch network attracted 850,000 new customers in 2012. We want to be your Bank, Santander network’s strategic plan exempting linked customers from service charges, expanded its advantages with discounts and offers in alliance with top Spanish brands.

g	In 2012, 214,000 new loans were made for a total of EUR 29,000 million (+16%).

g	Banco Santander was particularly sensitive toward customers in difficulties because of the crisis. More than 21,000 clients took advantage of the mortgage moratorium launched in the summer of 2011 and benefited from a significant reduction in their repayments for three years.

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Integration of commercial networks in Spain

Banco Santander announced in December that it will integrate Banesto and Banif, thus unifying its business brands in Spain. This transaction takes place in the context of the deep restructuring of the Spanish financial sector, which is producing a significant decline in the number of players and the creation of larger banks.

After the networks are integrated, Santander will have 4,000 branches in Spain under the same corporate identity; corporate and private banking will be strengthened and cost and revenue synergies are expected to come to EUR 520 million before tax by the third year. Cost synergies will come from the closure of 700 branches and from the integration of central services.

Banesto has been part of Grupo Santander since 1994. The transaction will be carried out through a merger by absorption. Banesto’s minority shareholders, who hold 10.26% of the share capital, will receive Banco Santander shares in circulation with a premium of 24.9% over the share price on December 14. The merger will generate value right from the start and lift Banco Santander’s earnings per share by 3% in the third year on the market consensus.

The customers of Santander, Banesto and Banif will benefit from this merger as they will have access to a much larger branch network and an expanded range of products and services.

INTEGRATION CALENDAR

2012

17 December 2012

Banco Santander’s board approves the proposal to integrate.

2013

9 January 2013

The boards of Banco Santander and Banesto approve the planned merger project and inform the National Securities Market Commission about the project.

21 March 2013

The transaction is submitted for approval at the AGM of Banesto.

22 March 2013

The transaction is submitted for approval by Banco Santander AGM.

April 2013

Regulatory and administrative authorisation expected.

May 2013

Completion of legal merger between the banks and delivery of Banco Santander shares to Banesto’s minority shareholders. The transition to the Santander brand begins in Banesto’s branches.

During 2013

Operational and brand integration.

The transaction will be submitted for approval to the annual general meeting of shareholders in March 2013. The legal merger of Santander and Banesto will be completed in May 2013, at the end of which year the operational and brand integration will have been completed.

Network of

4,000

branches and

6,000

cashpoints

under the same Santander corporate identity.

Synergies of

520

million euros

Earnings per share

+3%

as of the third year

49

ANNUAL REVIEW 2012 RESULTS IN 2012

POLAND

Bank Zachodni WBK obtained an attributable profit of EUR 330 million in 2012, 21.1% up on the year before in local currency and on a like-for-like basis.

2012 highlights

g	Santander carries out its commercial banking business in Poland through Bank Zachodni WBK, which has the country’s third largest branch network (519), and EUR 21,300 million of loans and customer funds. Santander also carries out consumer finance business, through Santander Consumer Bank Poland.
g	In 2012, net loans to customers rose by 5% in local currency and deposits dropped 1%. The loan-to-deposit ratio was 87% and the efficiency ratio improved to 43.9% .

g	Bank Zachodni WBK’s business model focuses on retail customers and strong support for SMEs, complemented by a notable presence in asset management, brokerage of securities and leasing.

g	In January 2013, Grupo Santander and the Belgian group KBC Bank merged their two subsidiaries in Poland (Bank Zachodni WBK and Kredyt Bank). This transaction consolidates the Group’s Polish subsidiary as the country’s third largest bank by revenues and profits. Its 800 branches will serve more than 3.5 million individual customers.

PORTUGAL

Santander Totta is the third largest private sector bank by assets and the leader in terms of attributable profit generated in Portugal, which in 2012 amounted to EUR 124 million, a fall of 28.7%.

2012 highlights

g	Santander’s business in Portugal focuses on commercial banking, with 667 branches, 2 million customers and a market share of 10%.

g	In 2012, revenues rose 6.7% despite the country’s recession, while costs fell 4.8% . As a result, net operating income increased 20.4% and the efficiency ratio was 48.6% . Provisions increased because of the growth in non-performing loans in a difficult economic environment.

g	The Bank’s deposits rose 2% and loans declined 9%. The loan-to-deposit ratio improved to 108%.

g	Santander’s business strategy centred on the segment for companies (with a market share of 17%), with initiatives such as the Programa Top Exporta, which supports internationalisation, and the Plano Activação, a credit line for companies of EUR 1,500 million. Of note was the Bank’s significant involvement in the Portuguese government’s credit programmes: PME Investe and PME Crescimento.

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SANTANDER CONSUMER FINANCE

Santander Consumer Finance (SCF) recorded attributable profit in 2012 of EUR 727 million, up 9%. SCF is a leader in consumer finance, operating in 13 European countries, including Germany.

Santander Consumer Finance specialises in auto finance and also offers other products such as personal loans, loans to buy durable goods and credit cards.

Its business model is based on providing financial solutions through more than 112,000 dealers. In 2012, SCF strengthened the model’s key components: diversification, leadership in key markets, efficiency, risk control and recoveries, and its single pan-European platform.

2012 highlights

g	The division obtained solid results in a weak European consumer environment. Gross income dropped 2.2% and costs rose by 4.0% as the franchise was developed. This was offset by lower loan-loss provisions, which were down -11.7%, thanks to the enhanced loan quality.

g	The NPL ratio improved for the third year running and ended 2012 at 3.90% . Coverage ratio remained virtually unchanged (110%).

g	Gross lending amounted to EUR 59,212 million, in line with the end of 2011. New loans in 2012 totalled EUR 21,720 million (+1%), with rises in all segments, particularly used cars (+6%) and durable goods (+10%).

g	SCF maintained a high level of deposits (EUR 31,892 million), which gave it considerable funding stability. Wholesale funding via securitisations also performed well and diversified into new markets: Benelux, Denmark, Finland and Sweden.

Germany

Santander has 296 branches and 6.5 million customers in Germany, where it is the consumer finance leader and also carries out retail banking businesses. Germany accounted for 52% of SCF’s profits and 4% of the Group’s total.

New lending (+5%) and the high level of deposits (EUR 29,737 million) reflect the consolidation of the business model in the German market.

In 2012, installation of the Partenon IT platform in commercial banking branches was completed.

Branches: 629
Customers (million): 12.3
Lending: 56,683(*)
Deposits: 31.892 (*)
Attributable profit: 727(*)

(*) million euros

Contribution to Group profit

    51

ANNUAL REVIEW 2012 RESULTS IN 2012

UNITED KINGDOM

Santander UK’s attributable profit was EUR 1,175 million in 2012 (10.2% lower than in 2011 in local currency). It is the country’s third largest bank by retail deposits and the second by home mortgages, with market shares of 9.4% and 13.1%, respectively.

2012 highlights

g	Santander UK focuses its activity on the United Kingdom: almost 99% of customers’ assets come from the UK and 85% of loans are residential mortgages. The Bank has 1,189 branches and 35 regional business centres servicing 26 million customers.

g	Revenues fell 17.5% in sterling because of low interest rates and the higher cost of funds, together with the maturity of interest rate hedges made in previous years. Costs fell 1.3%, despite inflation and investments in retail and business banking. As a result, pre-provision profit dropped 30.4% . Loan-loss provisions increased 22.8%, which lifted coverage by five percentage points.

g	The Bank reached a volume of new mortgage loans of £14,605 million in 2012. Loans to SMEs rose 18% and deposits in current accounts by 32%, thanks to the launch of the 1|2|3 World products (a credit card and a current account with cash reimbursements).

g	Santander UK’s capital remains strong and it has a comfortable liquidity position. The loan-to-deposit ratio improved to 129%.
g	Santander UK’s business strategy centred on becoming a more diversified bank, able to provide all types of services to meet the financial needs of individuals, households and companies.

•	It offers transparent, simple and high valued-added products, forging solid banking relations with customers.

•	It continued to make progress in the organic growth of business banking by expanding the network of corporate business centres.

•	The Bank remained very disciplined in costs management, always focused on improving the customer experience and quality of service.

g	In October, Santander UK announced it would not go ahead with the agreement to acquire 316 Royal Bank of Scotland corporate banking branches in England, Wales and Scotland.

(*) In local currency: -30.4%.

(*) million euros

52

BRAZIL

Santander Brazil is the country’s third largest private sector bank by assets and the leader among foreign banks. It posted attributable profit of EUR 2,212 million in 2012, an annual drop of 8.8% in local currency, partly due to a perimeter effect.

2012 highlights

g	Santander operates in Brazil’s main regions and has a network of 3,788 branches and points of attention, 17,793 ATMs and 27.3 million customers. It has a market share of 9.7% in loans and 7.7% in deposits.

g	Revenues rose by 12.4% in local currency in 2012. Costs rose by 5.5%, due to investments in expanding the business and wage agreements. Net margin increased by 16.6% .

g	The 8.8% decline in attributable profit was due to a 46.2% increase in loan-loss provisions, driven by growth in lending and the moderate rise in non-performing loans, higher taxes and minority interests. If the latter is not taken into account, net consolidaet profit fell by 3.8% .

g	The Bank’s strategy focused on strengthening business in five key segments:

•	Loans grew 6%, in local currency, with the focus on real estate and consumer credit.

•	Loans to SMEs rose 14% on the year before.
•	The balances of credit cards increased 14%, giving a market share of 12.8% . The Bank has 48 million credit and debit cards.

•	In the point-of-sale terminals business, Santander held its leadership position and became the first bank to provide this service to SMEs. In 2012, the number of businesses using them reached 416,000.

•	In auto finance for individuals, various agreements were made with international producers and market share reached 16.3% .

g	Santander Brazil also continued to advance in its objective of fostering relations with customers and improving service quality, based on the strength of its IT platform, the improvement in infrastructure with the opening of new branches and reinforcing the Santander brand in Brazil.

(*) In local currency: +16.6% .

(*) million euros

    53

ANNUAL REVIEW 2012 RESULTS IN 2012

MEXICO

Santander is the country’s third largest financial group by business volume.

Attributable profit in 2012 amounted to EUR 1,015 million, an increase of 6.2% in local currency.

2012 highlights

g	Santander Mexico has 1,170 branches and 10 million customers. It has a market share of 13.9% in loans and of 13.7% in bank savings.

g	The results improved in quality and recurrence. Revenues grew 16.9% in local currency, due to optimum management of spreads and fee income. The default rate was 1.94%, while the efficiency ratio stood at 39.7% .

g	Solid growth in lending to strategic segments such as SMEs (+77%), home mortgages (+12%), consumer credit (+21%) and credit cards (+30%) was a noteworthy feature.

g	In the medium- and long-term, the Bank aims to consolidate its strategy of developing commercial banking in strategic segments, taking advantage of the growth potential in banking activity expected for the Mexican economy.

Flotation of Santander Mexico

In 2012, Banco Santander deepened its strategy of listing its main subsidiaries with the flotation of 24.9% of Santander Mexico:

•	This transaction, the third largest in the world in 2012 and the largest in Latin America, raised EUR 3,178 million, and valued Santander Mexico at EUR 12,730 million at the time of the placement.

•	Demand outstripped supply by a factor of five and Santander Mexico’s shares ended the year up 33.8%, underscoring investor interest.

•	The listing of Santander Mexico will strengthen Santander’s growth plans in the country. The Bank will open 200 new branches over the next three years.

(*)	In local currency: +21.2%.

(*)	million euros

54

CHILE

Santander Chile is the country’s largest bank in terms of assets and customers.

Attributable profit in 2012 amounted to EUR 498 million, down 24.2% in local currency.

2012 highlights

g	Santander’s business in Chile focuses on commercial and retail banking. Some 504 branches serve 3.5 million customers and market shares amount to 19.2% in lending and 17.4% in deposits.

g	The strategy in 2012 concentrated on boosting the commercial franchise, maintaining a comfortable liquidity position and strengthening the capital base.
g	Revenues grew 4.1% and costs 6.1%, resulting in net margin increasing 2.8%. The fall in attributable profit was due to the impact on net interest income of lower inflation and higher loan-loss provisions, in line with the sector’s trend.

g	Global Finance magazine recognised Santander Chile as the Best Bank in Chile. In order to consolidate this position, the bank launched the Commercial Transformation Plan which aims to boost productivity and management efficiency by better segmenting the customer base, streamlining the range of products and active risk management in all the phases of the cycle (admission, monitoring and recoveries).

(*)	In local currency: +2.8%.

(*)	million euros

ARGENTINA

Santander Río is the country’s leading private bank by assets and earnings.

Attributable profit was EUR 329 million in 2012, an increase of 16.1% in local currency.

2012 highlights

g	The Bank has a market share of 8.6% in loans and 9.3% in savings.

g	In an environment of lower economic growth, gross income in pesos rose 34.8%, driven mainly by a 46.1% increase in net interest income and a 22.9% rise fee income.

g	The strategy in 2012 centred on attracting and linking customers, particularly medium and high income ones, through a multi-channel network focused on quality of service and customer satisfaction. The number of branches increased 3% and new Select spaces were created to provide services to the most profitable clients.

g	Santander Río was recognised as the Best Company to Work For by the Great Place to Work Institute consultancy.

g	In the medium and long term, Santander Río will focus on improving its efficiency, with new investments in technology and management of costs, and maintain high levels of profitability, based on its leadership position in transaction banking and in growth in lending and savings.

(*) In local currency: +42.0%.

(*)	million euros

    55

ANNUAL REVIEW 2012 RESULTS IN 2012

UNITED STATES

Santander US generated attributable profit of EUR 811 million, down 25.8% in dollars for the year. The Bank conducts commercial and retail banking through Sovereign Bank, and consumer finance via Santander Consumer USA.

Sovereign has 722 branches, 2,268 ATMs and more than 1.7 million customers. The Bank’s business model focuses on retail customers and companies in the US northeast, where it has significant market share. Santander Consumer USA signs, acquires and securitises loans for the purchase of new and used vehicles, and it has an online platform of direct loans to customers through the Internet.

2012 highlights

g	Profit fell by 19.7% because of the reduced stake (from 91.5% to 65%) in Santander Consumer USA (SCUSA) and an extraordinary charge by Sovereign Bank in the framework of an agreement in a contentious issue in relation to an issue of the Bank (Trust Piers) before its acquisition by Santander.

g	In 2012, Sovereign obtained a banking licence to operate nationally. This enables the Bank to offer a wider range of products and services to meet its customers’ needs better. The Bank also completed the integration of the Santander IT Core corporate technology platform, giving it new capacities, improving its efficiency and securing a more solid base for future growth.

g	Key drivers of growth within retail banking included growth in mortgage production gaining market share against competitors as well as an increase in loan production from small businesses in line with the Bank’s strategy to support economic development. Deposit growth continued to be a priority for the Bank and the repositioning of the premier banking package provided favorable results. The year concluded with the full certification of over 50% of the banking branches in the STARR program (Steps to Achieve Remarkable Results), the transformational sales culture program in the branch network.

g	Sovereign continued to improve its credit quality. The NPL ratio declined to 2.29% and coverage increased to 105.9% .

g	The Bank made progress in developing new businesses and products. The integration of new teams at Santander Global Banking & Markets (SGBM) strengthened this activity, doubling lending and revenue volumes.

g	Sovereign will adopt the Santander brand in 2013.

(*)	In local currency: -24.1%.

(*)	million euros

56

GLOBAL BANKING & MARKETS

Global Banking & Markets attributable profit was EUR 1,827 million, almost unchanged from 2011.

Santander Global Banking & Markets (SGBM) is the global business unit for corporate clients and institutions that, because of their size, complexity or sophistication, require tailored services or value-added wholesale products. It operates in 22 countries and has 2,597 employees in its local and global teams.

2012 highlights

g	In a volatile year in European sovereign debt markets, SGBM generated strong results in contrast to the weak performance of most euro zone competitors.

g	Recurrent revenues and strict cost management kept the efficiency ratio at 34.2%, a benchmark for its competitors. These results are backed by the soundness and diversification of customer business, which accounts for 87% of gross income, which rose by 1%.

g	SGBM’s business model rests on three pillars: customer-focused, strong global product scope and interconnection with local units.

g	In 2012, Santander Global Banking & Markets followed the Group’s steps in its international expansion in Poland and the US north-east. At the same time, it continued to invest in operational capacities and in distribution of treasury products, paying particular attention to exchange rate and fixed income businesses.

g	SGBM’s medium and long term objectives are to adapt the business model to new market conditions and to the new regulatory framework, and boost market share in low capital consumption and liquidity products.

Large transactions

g	SGBM participated in the flotation of Cemex in Colombia, the largest construction sector listing in Latin America. SGBM was the global coordinator and joint bookrunner of the international tranche of Cemex Latam Holdings.

g	$756 million debt financing for LS Power’s Centinela solar farm. Santander was the global coordinator and bookrunner.

g	Bain Capital’s acquisition of 100% of Atento, Grupo Telefónica’s CRM business unit in Latin America. SGBM was Bain Capital’s advisor.

Customer loans: 69,133(*)

Customer deposits: 66,511(*)

Attributable profit: 1,827(*)

Efficiency ratio (%): 34.2

(*)	million euros

    57

ANNUAL REVIEW 2012 RESULTS IN 2012

ASSET MANAGEMENT

Santander has a wide range of savings and investment products which cover various customer needs and are globally distributed by all commercial networks.

This activity revolves around three business areas: Santander Asset Management, for mutual and pension funds, companies and discretional portfolios; Santander Real Estate, specialised in managing property investments, and; Santander Private Equity for venture capital. Santander Asset Management continued in 2012 to develop a global business model supported by local fund managers’ market strength and knowledge.

2012 highlights

g	Profits grew 2.9% and assets under management 11%.

g	The volume managed in global and local institutional mandates in different types of assets increased in 2012, such as Brazilian fixed income, Spanish covered bonds and Latin American fixed income, including mandates on behalf of other Group units.

g	A new Santander Asset Management branch was created in Germany. Progress was made in integrating local fund managers into a holding company, which has already brought together the businesses of Spain, the UK, Argentina and Luxembourg.

g	Santander Asset Management took advantage of the synergies between countries to promote the range of profiled funds, already established in Spain and the UK. These funds were established in Germany via the Luxembourg range, and during 2013 they will be marketed in Mexico, Brazil, Portugal and Poland.

Assets under management: 153,690(*)

Gross income: 311(*)

Attributable profit: 69(*)

Effiiency ratio (%): 58.4

(*)	million euros

GLOBAL PRIVATE BANKING

Global private banking includes institutions specialised in advice and integral management of the assets of the Group’s high income customers.

Private banking office in Mexico.

Santander Private Banking International conducts business in the United States and Switzerland, as well as Santander Private Banking in Italy. There are also local private banking units in Portugal, Italy, Mexico, Brazil and Chile, which are managed together with the local retail banks. In Spain, during 2013 Banif will be integrated into Banco Santander.

2012 highlights

g	Assets under management rose 15%, thanks to the capture of new business and the rise in the number of customers. Attributable profit was EUR 209 million.

g	Global Private Banking deepened the implementation and adapting of a corporate business model and a common IT platform in the countries where it operates. This enables it to enhance the quality of customer service, ensure portfolios are adjusted to their objectives and align the value offer of all units.

g	Santander’s goal is to become the reference private sector bank in the core markets where it operates, with a sustained increase in managed assets.

Assets under management: 104,062(*)

Gross income: 726(*)

Attributable profit: 209(*)

Efficiency ratio (%): 48.7

(*)	million euros

58

INSURANCE

Santander Insurance develops products for household protection and savings, which are distributed in branches, by telephone and online. It provides service to more than 15 million customers in 20 countries.

2012 highlights

g	Insurance generated total revenues for the Group (the area’s gross income plus fee income received by commercial networks) of EUR 2,784 million. At constant perimeter revenues rose 2.3%.

g	Activity was focused on completing and segmenting the range of products; creating specific products for SMEs; promoting the strategy for long-term savings insurance and strengthening the range of products through selective agreements with suppliers.

g	In Europe, Santander Insurance shared best practices between different markets, such as the launch of Spain’s 50x2% in Portugal or Poland’s Key Man insurance in Spain.

g	In Latin America, progress was made in consolidating the alliance with the insurer Zurich to carry out bancassurance in Brazil, Chile, Mexico, Argentina and Uruguay.

In addition, in Mexico Santander promoted its in-house auto insurance distribution model, based on aggregators.

g	Santander signed with Abbey Life Assurance Company Limited, a subsidiary of Deutsche Bank, a reinsurance agreement for its life assurance in Spain and Portugal. This agreement contributed a one time gain of EUR 435 million.

g	Santander and the insurer Aegon agreed to form a strategic alliance to boost bancassurance business in Spain through the Santander and OpenBank networks. This transaction is expected to generate a capital gain of EUR 410 million. Savings, health and auto insurance will continue to be managed by Santander.

Total revenues: 2,784(*)

Gross income: 556(*)

Attributable profit: 314(*)

(*) million euros

MEANS OF PAYMENT

Santander Cards offers credit and debit cards, as well as services for capturing and processing payments in shops. It manages 106 million cards. In 2012, it contributed 10% of the Group’s total gross income.

This unit uses a global methodology in 16 countries, which share a common technology platform, a standardised risks model and global management and training tools.

2012 highlights

g	The Santander Innova programe created to foster vanguard technologies for products and services was developed. This innovative platform includes the world’s first pilot programme of multi brand mobile payments (Visa and MasterCard) with NFC technology developed at Grupo Santander City.

g	In 2012, continued the strong business drive, promoting the signing of corporate agreements such as the alliance with Iberia in Spain and with JetBlue in Puerto Rico. More than 500,000 Ferrari cards were also issued in Spain, Portugal, Germany, Mexico, Brazil, Chile and Uruguay. New loyalty programmes were also created, such as Esfera in Brazil and Twist in Mexico, and new products launched, such as the 321 card in Chile and Unlimited in Mexico.

g	Santander Cards continued to make progress in implementing its model in new countries such as Poland and the United States where a platform was created for the next launch of the in house credit business.

Total number of credit cards

(million): 33

Total number of debit cards

(million): : 73

Lending: 16,092(*)

Gross income: 4,795(*)

(*) million euros

Not including Banesto, Santander

Consumer Finance or Openbank.

    59

ANNUAL REVIEW 2012

HISTORICAL DATA

HISTORICAL DATA(1) 2002 - 2012

		2012	2011	2010	2009	2008
BALANCE SHEET	US$ Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.
Total assets	1,675,147	1,269,628	1,251,525	1,217,501	1,110,529	1,049,632
Net customer loans	950,605	720,483	750,100	724,154	682,551	626,888
Customer deposits	826,787	626,639	632,533	616,376	506,976	420,229
Customer funds under management	1,278,482	968,987	984,353	985,269	900,057	826,567
Shareholders’ equity (2)	106,635	80,821	80,400	75,273	70,006	63,768
Total managed funds	1,831,023	1,387,769	1,382,980	1,362,289	1,245,420	1,168,355

INCOME STATEMENT
Net interest income	38,714	30,147	29,110	27,728	25,140	20,019
Gross income	56,087	43,675	42,754	40,586	38,238	32,624
Net operating income	30,254	23,559	23,195	22,682	22,029	17,807
Profit before taxes	4,557	3,549	7,939	12,052	10,588	10,849
Attributable profit to the Group	2,831	2,205	5,351	8,181	8,943	8,876

		2012	2011	2010	2009	2008
PER SHARE DATA(3)	US$	Euros	Euros	+	Euros	Euros
Attributable profit to the Group	0.29	0.23	0.60	0.94	1.05	1.22
Dividend	0.79	0.60	0.60	0.60	0.60	0.63
Share price	8.048	6.100	5.870	7.928	11.550	6.750
Market capitalisation (million)	83,068	62,959	50,290	66,033	95,043	53,960

Euro / US$ = 1.3194 (balance sheet) and 1.2842 (income statement)

(1)	Figures from 2004 on according to IFRS. In order to make a homogeneous comparison the P&L accounts of previous years have been restated, including the contribution from Santander Consumer USA’s and the insurance business in Latin America (included in the transaction with Zurich Seguros) in the “income from the equity accounted method” line
(2)	In 2012, estimated data of May 2013 scrip dividend
(3)	Figures adjusted to capital increases
(4)	Compound Annual Growth Rate

60

2007	2006	2005	2004	2003	2002	CAGR (4)
EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	(%)
912,915	833,873	809,107	664,486	351,791	324,208	14.6
571,099	523,346	435,829	369,350	172,504	162,973	16.0
355,407	331,223	305,765	283,212	159,336	167,816	14.1
784,872	739,223	651,360	595,380	323,901	304,893	12.3
51,945	40,062	35,841	32,111	18,364	17,594	16.5
1,063,892	1,000,996	961,953	793,001	460,693	417,546	12.8

14,443	12,480	10,659	7,562	7,958	9,359	12.4
26,441	22,333	19,076	13,999	13,128	14,004	12.0
14,417	11,218	8,765	6,431	5,721	5,566	15.5
10,970	8,995	7,661	4,387	4,101	3,509	0.1
9,060	7,596	6,220	3,606	2,611	2,247	(0.2)

2007	2006	2005	2004	2003	2002	CAGR(4)
Euros	Euros	Euros	Euros	Euros	Euros	(%)
1.33	1.13	0.93	0.68	0.51	0.44	(6.5)
0.61	0.49	0.39	0.31	0.28	0.27	8.4
13.790	13.183	10.396	8.512	8.755	6.098	0.0
92,501	88,436	69,735	57,102	44,775	31,185	7.3

    61

ANNUAL REVIEW 2012

GENERAL INFORMATION

Banco Santander, S.A.

The parent group of Grupo Santander was established on 21 March 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on 14 January 1875, recorded in the Mercantile Registry of the Finance Section of the Government of the Province of Santander, on folio 157 and following, entry number 859. The Bank’s By-laws were amended to conform with current legislation regarding limited liability companies. The amendment was registered on 8 June 1992 and entered into the Mercantile Registry of Santander (volume 448, general section, folio 1, page 1,960, first inscription of adaptation).

The Bank is also recorded in the Special Registry of Banks and Bankers 0049, and its fiscal identification number is A-390000013. It is a member of the Bank Deposit Guarantee Fund.

Registered office

The Corporate By-laws and additional public information regarding the Company may be inspected at its registered office at Paseo de la Pereda, numbers 9 to 12, Santander.

Operational headquarters

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

General information

Telephone: 902 11 22 11

Telephone: 91 289 00 00

www.santander.com

This report was printed on ecologically

friendly paper and has been produced using

environmentally friendly processes.

Photographs:

Miguel Sánchez Moñita, Manuel Casamayón,

Javier Vázquez, Javier Marlán, Joan Tomás,

Íñigo Plaza, Roland Halbe, Miquel Tres, Luis Asín.

Design:

MRM Worldwide

Printing:

Litofinter

Shareholders’ Office

Santander Group City

Edificio Marisma, Planta Baja

Avenida de Cantabria, s/n.

28660 Boadilla del Monte

Madrid

Spain

Telephones: 902 11 17 11 and +34 91 276 92 90

Relations with investors and analysts

Santander Group City

Edificio Pereda, 1ª planta

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: +34 91 259 65 14

Customer attention department

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: 91 257 30 80

Fax: 91 254 10 38

atenclie@gruposantander.com

Ombudsman

Mr José Luis Gómez-Dégano,

Apartado de Correos 14019

28080 Madrid

Spain

62

Santander

a bank for your ideas

www.santander.com

ANNUAL REPORT 2012

KEY FIGURES

BALANCE SHEET AND INCOME STATENT (Million euros)	2012	2011	%2012/2011	2010
Total assets	1,269,628	1,251,525	1.4	1,217,501
Customer loans (net)	720,483	750,100	(3.9)	724,154
Customer deposits	626,639	632,533	(0.9)	616,376
Managed customer funds	968,987	984,353	(1.6)	985,269
Shareholder’s funds(1)	80,821	80,400	0.5	75,273
Total managed funds	1,387,769	1,382,980	0.3	1,362,289
Net interest income	30,147	29,110	3.6	27,728
Gross income	43,675	42,754	2.2	40,586
Pre-provision profit (net operating income)	23,559	23,195	1.6	22,682
Profit from continuing operations	6,148	7,812	(21.3)	9,077
Attributable profit to the Group	2,205	5,351	(58.8)	8,181

RATIOS (%)	2012	2011		2010
Efficiency (with amortization)	46.1	45.7		44.1
ROE	2.80	7.14		11.80
ROTE(2)	4.11	10.81		18.11
ROA	0.24	0.50		0.76
RoRWA	0.55	1.06		1.54
Core capital (BIS II)	10.33	10.02		8.80
Tier I	11.17	11.01		10.02
BIS II ratio	13.09	13.56		13.11
Loan-to-deposit ratio(3)	113	117		117
Non-performing loan (NPL) ratio	4.54	3.89		3.55
NPL coverage	72.6	61.4		72.7

THE SHARE AND CAPITALISATION	2012	2011	%2012/2011	2010
Number of shares in circulation (million)(4)	10,321	8,909	15.9	8,329
Share price (euros)	6.100	5.870	3.9	7.928
Market capitalisation (million euros)	62,959	50,290	25.2	66,033
Shareholders’ funds per share (euros)(1)	7.87	8.59		8.58
Share price/shareholders’ funds per share (times)	0.78	0.68		0.92
PER (share price/attributable profit per share) (times)	27.02	9.75		8.42
Attributable profit per share (euros)	0.23	0.60	(62.5)	0.94
Remuneration per share (euro)	0.60	0.60		0.60
Total shareholder remuneration (million euros)	6,086	5,260	15.7	4,999

OTHER FIGURES	2012	2011	%2012/2011	2010
Number of shareholders	3,296,270	3,293,537	0.1	3,202,324
Number of employees	186,763	189,766	(1.6)	175,042
Number of branches	14,392	14,756	(2.5)	14,082

INFORMATION ON ORDINARY PROFIT	2012	2011	%2012/2011	2010
Attributable profit to the Group	5,251	7,021	(25.2)	8,181
Attributable profit per share (euros)	0.54	0.79	(31.9)	0.94
ROE	6.66	9.37		11.80
ROTE	9.80	14.18		18.11
ROA	0.48	0.63		0.76
RoRWA	1.08	1.35		1.54
PER (share price/attributable profit per share) (times)	11.34	7.43		8.42

(1)	In 2012, scrip dividend for May 2013 estimate.
(2)	Return on tangible equity.
(3)	Includes retail commercial paper in Spain.
(4)	In 2011, includes shares issued to meet the exchange of preferential shares in December 2011.

Santander posted attributable profit of EUR 2,205 million in 2012 and assigned EUR 18,806 million to provisions, while strengthening its solvency and maintaining shareholder remuneration at EUR 0.60 per share for the fourth consecutive year.

(5)	Before the impact of real estate provisions net of capital gains: EUR 5,251 million (-25.2%) .

CHAIRMAN’S LETTER

6

Against a backdrop of a particularly difficult economic and regulatory environment, Banco Santander posted a net attributable profit of EUR 2,205 million, 58.8% less than in 2011.

The key factor behind this decline was EUR 6,140 million of provisions for real estate loans in Spain, which was only partly offset by extraordinary gains of EUR 1,241 million.

Despite the crisis, the Group’s profit before provisions rose 1.6% during the year to EUR 23,559 million, thanks to the international diversification of our revenues. This amount places us among the top three international banks by this measure and underscores the Group’s strong capacity to generate profits once we return to normal levels of provisions and writedowns.

A strong capital base, above the European Banking Authority’s minimum requirements and Basel II, enabled us to maintain shareholder remuneration at EUR 0.60 per share in 2012, which represented a dividend yield of 10.9% .

The bases of Banco Santander’s strategy

Banco Santander is one of the international financial institutions that has most successfully tackled the financial crisis. This is due to four key principles and a consistently maintained strategy over the years.

1. Balance sheet strength and liquidity

•	Banco Santander increased its core capital ratio to 10.33% at the end of 2012 and passed the strictest capital tests, such as those conducted by the European Banking Authority (EBA). In the stress tests of the the Spanish financial system, carried out under the supervision of the European Central Bank, the European Commission and the International Monetary Fund, our Group had a capital surplus of EUR 25,297 million even in the most adverse macroeconomic scenarios.

•	Our objective is always to maintain a comfortable surplus of core capital above the regulatory requirements and a ratio according with the EBA’s criteria of more than 9%.

•	Grupo Santander made provisions in 2012 amounting to EUR 18,806 million and improved coverage of non-performing loans by 11 points to 73%.

•	The Group’s commercial banking model is essentially financed by retail deposits. The loan-to-deposit ratio improved notably in 2012 to 113% and we also placed issues in the market totalling EUR 43,000 million, despite the financial difficulties of the environment.

“DESPITE THE CRISIS, THE GROUP INCREASED ITS PROFIT BEFORE PROVISIONS BY 1.6%, THANKS TO THE INTERNATIONAL DIVERSIFICATION OF ITS REVENUES”

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ANNUAL REPORT 2012

LETTER FROM THE CHAIRMAN

I want to particularly mention the measures we took during the year to strengthen the balance sheet and liquidity in Spain.

•	We set aside EUR 6,140 million in provisions to cover exposure to problematic real estate assets, thus exceeding the requirements under the Spanish government’s two royal decree laws. With the provisions made in 2012, the writing down of the Spanish real estate portfolio has been completed.

•	Also, during the year, we reduced our exposure to the real estate sector in Spain, net of provisions, by EUR 12,400 million, down from EUR 24,900 million in 2011 to EUR 12,500 million in 2012. This was thanks largely to the sale of 33,500 properties owned by the Bank and real estate developers, as well as loan portfolios. As a result, the exposure to the real estate sector in Spain at the end of 2012 represented, net of provisions, 1.7% of the Group’s total lending.

•	In terms of liquidity, we have a loan-to-deposit ratio of 96% in Spain, thanks to the successful intake of deposits by the branch networks of Santander and Banesto. Their deposits rose by EUR 22,000 million in 2012.

2. Diversification and subsidiaries model

Banco Santander has attained an excellent geographic diversification of its businesses by maintaining a commercial banking model with a critical mass in its ten main markets.

As a result of this diversification, the Group’s ordinary profit in 2012 was almost equally split between mature markets (45%) and emerging markets (55%).

Banco Santander’s international structure is based on a model of subsidiaries that are autonomous in capital and liquidity, some of which are listed. Each subsidiary is responsible for maintaining sufficient capital and liquidity in accordance with the features and regulation of the markets in which they operate, thereby avoiding the risk of contamination among the Group’s units.

•	At the end of 2012, in light of the restructuring of the Spanish financial system, we decided to integrate Banesto and Banif into Banco Santander. Before the end of 2013, the Group’s retail networks in Spain will be fully unified under the Santander brand, recognised as the first one in Spain and the fourth in the world according to Brand Finance in 2012. This transaction, which will be submitted for approval to the annual general meeting of shareholders in March, is very positive:

•	For Grupo Santander’s customers in Spain, who will have a larger number of branches to conduct their business and a broader range of products.

•	For employees, as the new business structure in Spain and our international diversification will open up professional opportunities.

•	And for Banco Santander’s shareholders, as the merger will generate cost synergies and revenues of EUR 520 million before taxes and an increase in earnings per share of 3% from

“WITH THE PROVISIONS MADE IN 2012, THE WRITING DOWN OF THE SPANISH REAL ESTATE PORTFOLIO HAS BEEN COMPLETED”

8

“BANCO SANTANDER’S INTERNATIONAL STRUCTURE IS BASED ON A MODEL OF SUBSIDIARIES AUTONOMOUS IN CAPITAL AND LIQUIDITY, SOME OF WHICH ARE LISTED”

the third year. Banesto’s shareholders will receive a premium of 25% in the exchange of their shares for those of Santander.

•	As part of our policy of listing the Group’s subsidiaries, another major transaction in 2012 was the flotation of Santander Mexico, which enjoyed huge success. The placement of 25% of the capital raised EUR 3,178 million and demand for the shares, in the world’s third largest transaction of its kind in 2012, was five times higher than the supply. Between the placement and the end of 2012, the shares of Santander Mexico rose by 33.8%, valuing the unit at $21,959 million and making it the 69th largest bank in the world by market capitalisation.

•	At the beginning of 2013, the Group’s subsidiary in Poland, Bank Zachodni WBK, and Kredyt Bank merged to create the country’s third largest bank by deposits, lending and number of branches, with more than 3.5 million customers.

3. Commercial banking model

Banco Santander has developed a commercial banking model that is the main base of our activity. The strategic decision to maintain this model is one of the Group’s essential hallmarks.

Some 88% of Santander’s revenues come from commercial banking and are generated by 14,400 branches that form the largest network among international banks. This model produces recurring and well-diversified results from more than 100 million individual customers, SMEs and companies.

Underscoring our commitment to this large customer base, in 2012 we launched a new corporate claim, Santander, a bank for your ideas. This conveys to our customers the Group’s will and capacity to support them so that they can realise their projects. A bank for your ideas reflects our culture and commitment to our customers.

4. Risk management and efficiency in costs

Prudent and integral management of risk and efficiency in costs are key drivers of Banco Santander’s commercial banking model.

The Group’s NPL ratio rose by 65 basis points to 4.54%, largely due to the situation in Spain where the ratio came to 6.74% . In almost all the countries where Banco Santander operates, however, we have a NPL ratio below that of the sector’s average.

Management and control of the Group’s risks are independent of the business areas. The ultimate responsibility in risk management lies with the board. Its risk committee met 98 times in 2012 and the executive committee meets every week and dedicates a significant part of its time to risk-related issues. The discipline to maintain risk profiles that are well known and well managed had a key role during the financial crisis.

A strict cost structure is a clear competitive advantage in commercial banking. Shared product factories, with significant economies of scale, and global management of businesses are key elements of the Santander model, and enable us to have the best efficiency ratio of international banks.

* * *

In short, Banco Santander has a business model and a solid strategy that have adapted very well to the current crisis. The prestigious magazine Euromoney named us the Best Bank in the World in 2012.

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ANNUAL REPORT 2012

LETTER FROM THE CHAIRMAN

Shareholder remuneration and the Santander share

Banco Santander has a very large number of shareholders – 3.3 million in 14 countries. Transparent information, and constant attention to shareholders, is one of our main priorities.

During 2012, despite the crisis, shareholder remuneration was, for the fourth year running, EUR 0.60 per share. The total remuneration over the last four years has been more than EUR 21,000 million.

The Santander Dividendo Elección (scrip dividend) programme enables our shareholders to opt to receive the dividend in shares or in cash. In 2012, 80% of the share capital chose to be paid in shares.

The performance of the Santander share was affected in 2012 by market volatility, regulatory uncertainty and by Spain’s recession. Even so, the Santander share price ended the year up 3.9%, better than the Ibex-35 benchmark index. The total return for Santander shareholders in 2012 was 17.3% .

Banco Santander continues to be the largest bank in the euro zone by market capitalisation. The Santander share is also the most liquid stock in Eurostoxx.

The conversion of Valores Santander in 2012 resulted in the issue of 519,501,751 shares, representing 5.03% of the capital at 31 December 2012.

Corporate governance and corporate social responsibility

Banco Santander’s board is balanced between non-executive (69%) and executive directors (31%), all of them very knowledgeable about banking and finances and with wide international experience. The board attaches special importance to risk management and to complying with the best banking principles and values.

Banco Santander conducts its business in a sustainable way and gives special attention to fostering the professional growth of its employees, caring for the environment and helping to social development by supporting higher education.

Santander Universities is the main destiny of the Bank’s investment in corporate social responsibility. It is a unique alliance in the world between banking and universities which began 16 years ago. Today Santander Universities has more than 1,000 agreements with universities in 20 countries, contributing EUR 130 million in 2012, and annually funds 43,657 study scholarships, among other projects.

Mortgage evictions in Spain became a particularly sensitive issue this year. Banco Santander is very clear about this. Evictions are the last and worst option for everyone: for our customers and also for the Bank. Proof of this is that we anticipated the problem when we introduced a mortgage moratorium in the summer of 2011 that by the end of 2012 had benefited more than 21,000 clients.

“ BANCO SANTANDER HAS A BUSINESS MODEL AND A SOLID STRATEGY THAT HAVE ADAPTED VERY WELL TO THE CRISIS”

10

“PROFIT BEFORE PROVISIONS REACHED A RECORD EUR 23,559 MILLION, SANTANDER RANKS AMONG THE TOP THREE INTERNATIONAL BANKS BY THIS MEASURE”

The outlook: Banco Santander’s unique positioning

The economic and financial environment will remain difficult in the short term, above all in Europe. However, in the last months of 2012, there were some developments that laid the foundations of recovery:

•	Europe is taking the necessary decisions to strengthen the euro and progress toward greater integration. The European Banking Union project should lower the funding costs of European banks and improve the rating of banks supervised by the European Central Bank.

•	In Spain, the financial sector’s restructuring is in its final phase and, once the recapitalisation and reform of the nationalised banks is completed, the country will have Europe’s healthiest and most solvent banking system. Moreover, the government’s measures put into effect during 2012 will begin to have a positive impact on growth at the end of 2013. The recent creation of the Company for the Management of Assets Proceeding from the Bank Restructuring (SAREB in Spanish) will clearly have a very positive effect on reviving the Spanish economy. Banco Santander’s board decided to invest EUR 840 million in SAREB.

•	In Latin America, after a year of moderate growth, Brazil will grow again at faster rates, while the region’s other important economies, Mexico and Chile, will maintain the positive trend of 2012.

In this environment, our Group is well placed to exploit its significant competitive advantages, as it has proven in these last particularly difficult years through its capacity to generate revenues and the soundness of its balance sheet.

This is thanks, in first place, to the diversification of the Group’s revenues, with our wide growth possibilities in emerging economies.

Meanwhile, our commercial banking model is generating more stable, recurrent revenues which, together with the normalisation of provisions and write-downs—which have been extraordinarily high in the last few years—are providing us with a margin to boost profits considerably.

Lastly, the regulatory changes in the pipeline for capital, liquidity and the business model affect Banco Santander less than other large international banks, which are more focused on capital markets or investment banking, and should not affect our strategy or business model.

Our shareholders can expect from Banco Santander the performance of a bank with a comfortable capital base, a solid balance sheet, recurring revenues, 187,000 professional employees, the best in international banking, and considerable potential to increase profits as the global economic situation returns to normal.

EMILIO BOTÍN

Chairman

    11

LETTER FROM THE CHIEF EXECUTIVE OFFICER

12

1.	Introduction—2012 Results

2.	2012 environment and outlook

3.	Santander: results and priorities by business unit

4.	Conclusions for the future

1	Introduction – 2012 Results

Grupo Santander posted attributable profit of EUR 5,251 million in 2012, excluding capital gains and special provisions, 25% lower than in 2011. Including provisions and capital gains, profit was EUR 2,205 million, down 59% from 2011.

Operating earnings continued to grow: profit before provisions (the difference between revenues and costs) rose 2% to EUR 23,559 million. The high level of writedowns and loan-loss provisions, however, continued to exert pressure on our results. Specifically, in 2012, we had to absorb the requirements of Spanish royal decree laws 2/2012 and 8/2012, which meant extra provisions to cover our real estate exposure in

Spain. Moreover, we made provisions above our usual levels in other markets, such as Brazil and Chile. To put this into context, the Group had to set aside EUR 18,806 million of provisions in 2012 as a result of the crisis in Spain and the economic downturn in other parts of the world. This compares with provisions of around EUR 12,200 million in 2011 and EUR 7,100 million in 2008.

Our current profits in no way reflect Grupo Santander’s earnings potential. This year will mark a turning point: over the next few years our profitability will return to higher levels, as our pre-provision profit will continue to evolve well and our provisions get back to normal.

“OVER THE NEXT FEW YEARS, OUR PROFITABILITY WILL RETURN TO HIGHER LEVELS, AS OUR PRE-PROVISION PROFIT CONTINUES TO EVOLVE WELL AND OUR PROVISIONS GET BACK TO NORMAL”

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ANNUAL REPORT 2012

LETTER FROM THE CHIEF EXECUTIVE OFFICER

2	2012 environment and outlook

Global economy

The global economy has undergone a profound adjustment since 2008. To understand this process, it is vital to understand the origin of the crisis: imbalances in the balance of payments. On the one hand, an excess of domestic demand in markets such as the US, the UK and Spain (consumption excess, an oversized construction sector and excesses in the granting of loans)—and, on the other hand, a lack of domestic demand in other markets, including Asia and most emerging markets, and in mature economies such as Japan and Germany. In 2007 and 2008, we lived in a very unbalanced world in which some countries such as the US, the UK, Spain, Ireland, etc., accumulated too much debt while others, such as China, Germany, Japan and emerging markets, accumulated excessive international reserves.

Over the last four years, the global economy has been gradually re-balanced. We have seen improvements in savings rates and in the current account balance of payments of the US, the UK, Ireland and Spain, which have turned deficits into surpluses or are close to doing so. Meanwhile, there has been a significant adjustment in the trade surpluses of countries such as China. Indeed, the Japanese and Brazilian economies have moved from surplus to deficit or a lower surplus over the last four years.

A good example of a country that has adjusted its imbalances quite successfully is Spain:

1.	Between joining the euro in 1999 and 2008, Spanish labour costs rose 30% more than German ones. This made the country much less competitive in the global market. Since 2009, Spain has recovered almost 80% of the competitiveness lost with Germany; this is reflected in the surge in Spanish exports, which for years will be the main source of the country’s economic growth.
2.	In the last five years, and given the improvement in Spain’s competitiveness, the current account deficit has declined and, very probably, will register surplus in 2013. Spain already has trade surpluses with its European partners and exports to the US, Asia, Latin America and Africa are growing at a good pace.

3.	The government is making a great effort to reduce the budget deficit and implement structural reforms. As the results of these efforts are recognised by the markets, the borrowing costs of the public and private sectors will fall.

4.	Lastly, considerable progress has been made in cleaning up and restructuring the financial sector. The number of banks and cajas, which was over 50 some years ago, will stabilise at below 10. Furthermore, the results of the stress tests conducted in 2012 led to the recognition of losses and recapitalisation (partly with private capital and partly with public capital). In my view, the solvency adjustment process for banks in Spain is almost over. Once this process of consolidation, cleaning up and recapitalisation is completed, the banking system can focus on improving its profitability.

In short, if this path is followed in the next three or four quarters, Spain will start to grow again at the end of 2013.

At the same time, over the last few years we have seen how certain imbalances have arisen in emerging economies, including high growth of salaries, too much investment in certain sectors and bottlenecks in infrastructure. These imbalances do not put at risk the high potential of these markets in the medium and long term; however, in the short term they are reducing growth as the imbalances are adjusted.

14

In this type of environment, flexible, dynamic and well managed companies can generate good results, both in mature as well as emerging economies. Economies that put all their trust in macroeconomics, that do not know how to interpret the changes in the environment or are not sufficiently flexible to respond could have problems.

Global financial system

The trends in the financial sector are very similar. Banks, after all, reflect the economy.

In the last four years, the profits of banks in mature markets have been under pressure from a combination of factors, such as weak economies, the deleveraging of companies and households, the pressure of deposit spreads from low interest rates, liquidity tensions and tougher regulatory demands around the world.

As a result, during this period, the emphasis has been on strengthening balance sheets, which has caused collateral damage in the form of lower profitability. For example, Banco Santander has given priority to having comfortable liquidity and capital buffers, even though this erodes profits in the short term.

Over the next three or four years, we will begin to see a recovery in the profitability of banks in mature markets. Once the balance sheets have been repaired, provisions will return to more normalised levels in most markets. Moreover, banks are taking steps to recover their profitability: consolidation and cutting costs, change in pricing policies and reassigning capital to the more profitable segments.

Meanwhile, banks in emerging markets have generally enjoyed a golden decade. Since 2003, banking business in emerging markets has grown constantly, with only a small dip in 2008-2009. This growth will continue but at a lower pace than in the last few years.

In the international financial system, as in the economy in general, we are beginning to see some convergence between mature and emerging markets. And, as happens with the economy as a whole, we are starting to see clear differences between well managed and poorly managed institutions, both in mature as well as emerging markets. Those with local economies of scale, which manage efficiency well and are able to fine tune their lending criteria will be capable of generating good results.

“ENTITIES WITH LOCAL ECONOMIES OF SCALE, WHICH MANAGE EFFICIENCY WELL AND ARE ABLE TO FINE TUNE THEIR LENDING CRITERIA WILL BE CAPABLE OF GENERATING GOOD RESULTS”

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ANNUAL REPORT 2012

LETTER FROM THE CHIEF EXECUTIVE OFFICER

3	Santander: results and priorities by business unit

A. Mature markets

•	Spain

We generated aggregate profit of EUR 1,290 million in 2012. Despite being 12% more than in 2011, this profit is low and reflects the significant effort made in ordinary provisions. This figure does not include the provisions required by the new Spanish rules on real estate exposure. I would like to point out that we captured EUR 22,000 million of deposits in 2012, which improved our market share by two percentage points. We also continued to improve the spreads on loans.

In December 2012, we announced the merger of the three networks we have in Spain (Santander, Banesto and Banif) under the Santander brand. We also announced an optimisation of the combined branch network which will enable us to strengthen our presence in the most attractive segments: SMEs/companies, and personal and private banking. We expect cost synergies of EUR 420 million and revenue synergies of EUR 100 million.

The main objective of this merger is to take advantage of the opportunities to grow and gain market share offered by the Spanish financial system over the next three years. We believe that we will gain market share in the next three years of at least three percentage points in lending and deposits, thanks to the strength of being the market leader in Spain, the strong specialisation of the networks in the mass market, companies and private banking, and bearing in mind the weakness of many of our competitors.

The combination of the higher profitable market share (mainly in the most attractive products and services, including SMEs and personal banking), continuous management of spreads and greater efficiency, together with normalisation of our provisions, will enable us to achieve a clear improvement in the contribution of our business in Spain. We have communicated to the market a goal for increasing profit before tax in Spain of EUR 2,500 million in three years.

•	Portugal

profit in Portugal came to EUR 124 million, 29% lower than in 2011. The fall was largely due to the impact of provisions for loan losses. In 2012, our main priority continued to be the soundness of the balance sheet: the loan-to-deposit ratio improved from 121% in 2011 to 108% in 2012 and the core capital ratio from 11% to 12%.

We are the only bank in Portugal that did not need more capital and the only one still profitable, even though our profit was lower than in other years.

Our objective for the next few years is to keep on bolstering the balance sheet, while continuing to manage spreads and efficiency. Like Spain, the Portuguese economy is adjusting its imbalances (excessive debt levels, current account deficit and budget deficit). Our unit in Portugal has strengthened its position during the crisis, and will be very well placed to exploit the opportunities that arise when the Portuguese economy starts to grow again.

•	Rest of Continental Europe/Santander Consumer Finance

Santander Consumer Finance’s attributable profit in 2012 was 9% higher at EUR 727 million, as lower provisions offset reduced fee income in certain markets.

Our goal for Santander Consumer Finance for the next few years is to continue to gain market share selectively, with the main focus on profitability. Today, our consumer finance business is the most profitable in Europe and we want to continue to improve it even more. In order to do this, we will continue to manage spreads very actively and maintain an appropriate risk profile.

I would like to stress the strong presence and results that the consumer finance division achieved in Germany, the UK, the Nordic countries, Poland and Spain.

16

In Germany, we continued to build our commercial banking business which, together with our consumer finance business, generated a profit before taxes of close to EUR 500 million. I draw your attention to the size of Banco Santander in Germany, where we have EUR 30,000 million of customer deposits. Over the next three years, this unit will be ready to take advantage of its expansion opportunities in the German market, and this will enable it to attain even more attractive levels of profitability.

•	United Kingdom

Santander UK’s profit fell 10% in 2012 to £952 million, mainly due to reduced revenues as a result of the higher cost of funding and the environment of low interest rates, together with the expiry of coverage portfolios.

However, the underlying customer spread of Santander UK is improving thanks to balance sheet management in 2012 and the good performance in business banking. We improved more than any other bank in the FRS customer satisfaction survey, which contributed to the good growth in transaction deposits. Balances in current accounts rose 32% and we already have more than 1.3 million customers using 1/2/3 products.

In 2012, we continued to strengthen our balance sheet. The Tier 1 core capital ratio of 12.2% is one of the best in the UK system and the loan-to-deposit ratio of 129% is three points better than in 2011. We achieved this improvement by managing our mortgage book with risk criteria and diversifying our business toward companies, as well as promoting deposits based on the relationship with the customer (for example, current accounts and ISAs). We also cut costs by 1%, despite inflation and investment in the transformation of our business.

The UK economy is gradually recovering: funding costs for banks are beginning to drop and demand for credit is rising a bit. This, coupled with our gradual commercial progress, leads us to expect higher profit in 2013 and particularly in 2014.

In October, the Group announced that the purchase of the Royal Bank of Scotland (RBS) branches will not proceed.

•	United States

Our business in the US generated profit of $1,042 million, 26% less than in 2011, reflecting a lower stake in our consumer finance unit.

Sovereign generated a profit of $733 million, excluding extraordinaries, in line with 2011. We had extraordinary costs from litigation that reduced our profit by $127 million.

Our consumer finance business (Santander Consumer USA), in which we have a 65% stake, contributed $436 million to the Group’s profit.

Our objective for the coming years is to exploit the growth opportunities in segments where the bank has a low presence, such as companies, insurance and cards. specifically, we are making significant investments in IT systems and staff to be able to take advantage of these opportunities. These investments will begin to bear fruit in 2013 and, above all, in 2014.

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ANNUAL REPORT 2012

LETTER FROM THE CHIEF EXECUTIVE OFFICER

B. Emerging markets

•	Brazil

Santander Brazil’s net profit was $3,600 million, 4% lower than in 2011, at constant exchange rates. The fall was largely due to the negative impact of higher loan-loss provisions.

Economic growth slowed down in Brazil. The growth potential in the medium and long term, however, remains intact. Our objective is to keep on exploiting the growth opportunities offered by the Brazilian market while normalising our provisions in order to be able to recover our normal double-digit growth in profits.

•	Mexico

Net profit was $1,380 million, 12% more than in 2011 at constant exchange rate.

There are several factors that make us very optimistic about Santander Mexico’s profit growth in the coming years: the Mexican banking market is still not very developed, its economy is not very indebted and the US economy, to which Mexico is closely tied, is growing.

In September, we placed 24.9% of our Mexican subsidiary in an IPO that valued the bank at $16,538 million. The bank’s share price was 33.8% higher at the end of 2012.

Our objective for the coming years is to continue to develop a strong commercial organisation that will enable us to maintain double-digit profit growth.

•	Chile

Our unit in Chile made a net profit of $915 million, 17% less than 2011 at constant exchange rate. The unit obtained good operating results despite regulatory effects. Higher loan-loss provisions, however, hit earnings. This has already been corrected. We launched a plan to better monitor our exposure in Chile and improve our commercial capacity with companies and high-income segments. This will enable us to grow again in 2013 and particularly in 2014.

•	Argentina

Argentina’s net profit was 16% higher at $425 million, partly affected by higher provisions as the operating result was solid (net operating income rose 42%). Our goal for the coming years is to continue to take advantage of the investments made in the last few years and maintain, at the same time, an appropriate risk profile.

•	Poland

Bank Zachodni WBK generated attributable profit of PZL 1,379 million (EUR 330 million).

In January 2013 we merged this subsidiary with Kredyt Bank (the Polish subsidiary of KBC). After this transaction, Santander controls 76.5% of the new resulting combined bank, Poland’s third largest.

Our unit in Poland has considerable growth potential in the next few years: as well as the opportunities provided by the Polish market, there is the high potential to improve Kredyt Bank (its efficiency and profitability ratios are clearly below those of Bank Zachodni WBK) and the contribution of Grupo Santander to local business (for example, in wholesale banking).

Our objective is to achieve an exemplary merger of the banks, attaining or exceeding the level of synergies promised. We have the best management team in Poland, backed by the Group’s track record in integration. This will enable us to keep on growing at double-digit rates.

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“DURING THE NEXT THREE YEARS, OUR PRIORITY WILL BE TO GENERATE PROFIT GROWTH. OUR OBJECTIVE IS TO INCREASE PROFITS IN MATURE AS WELL AS EMERGING MARKETS”

4	Conclusions for the future

I would like to conclude with four clear messages on Grupo Santander’s strategy and prospects:

1.	The first is that in the last four years one of our priorities has been strengthening the balance sheet: we assigned more than EUR 53,000 million of provisions in four years, we finished the writing down of real estate assets in Spain, core capital increased by EUR 19,000 million and we narrowed the commercial gap (the difference between loans and deposits) by EUR 125,000 million.

2.	The second is that our strategic emphasis on balance sheet soundness has exerted pressure on the income statement.

•	As a result of the decision to improve our capital ratios, we decided to sell some businesses in which we did not have sufficient economies of scale. At the same time, we sold minority stakes in some units and reduced lending in some businesses regarded as non-core.

•	Our strategic decision to strengthen liquidity led us to issue securities at high yields and to be prepared to pay a little more for deposits.

•	The significant effort in provisions prevented good growth in net operating income from feeding through to satisfactory levels of return on capital.

Net operating income rose from EUR 17,800 million in 2008 to EUR 23,559 million in 2012. Our return on tangible capital, however, (excluding non-recurring impacts) dropped from 20% to 10% and our profit declined from close to EUR 9,000 million to EUR 5,251 million excluding non-recurring items.

3.	The third message is that, during the next three years, our priority will again be to generate growth in profits. We expect 2013 to represent a turning point. Our objective is to increase profits in mature as well as emerging markets.

•	In mature markets, we will do this by gaining profitable market share, developing the businesses where we have a low presence, managing efficiency and normalising provisions.

•	In the emerging markets, we can take advantage of structural growth opportunities to develop strong commercial organisations, with an acceptable risk profile and capable of exploiting the benefits of belonging to Grupo Santander.

4.	The fourth message is that the Santander share does not yet reflect this improvement potential. I believe that as the market begins to understand this potential, it will gradually be reflected in a higher share price. This allows me to continue to be very optimistic about your investment over the next three years.

ALFREDO SÁENZ Chief Executive Officer

    19

CORPORATE GOVERNANCE REPORT 2012

“Banco Santander has a board of directors and balanced well-versed in the business”

Emilio Botín,

Chairman

5th International Banking Conference,

15 November 2012

Balanced and committed board.

▶	Of 16 directors, 11 are non-executive and 5 are executive.

Equality of rights of shareholders.

▶	Principle of one share, one vote, one dividend.

▶	No defensive mechanisms in By-laws.

▶	Encouragement of informed participation at meetings.

Maximum transparency, particularly as regards remuneration.

A corporate governance model recognised by socially responsible investment indexes.

▶	Santander has been included in the FTSE4Good and DJSI index.

MAIN ACTIVITIES OF THE BOARD ON MATTERS RESERVED THERETO

Board activities

•	The board held 11 meetings during 2012.

•	The chief executive officer submitted to the board 10 management reports in 2012 and the third vice-chairman and head of the risk division submitted another 10 risk reports.

•	Each of the heads of internal and external audit reported to the board through their participation in meetings of the audit and compliance committee and of the full board.

•	The shareholders at the general shareholders’ meeting approved the corporate management of the Bank in 2011 with a 98% favourable vote.

Changes in the composition and size of the board

•	In January 2012, Mr Francisco Luzón resigned as director and executive vice-president of the Bank in charge of the Americas division. On occasion of the general shareholders’ meeting held on 30 March 2012, Mr Antonio Basagoiti, Mr Antonio Escámez, and Mr Luis Alberto Salazar-Simpson left the board, Ms Esther Giménez-Salinas was appointed as a director, and Mr Vittorio Corbo, named in July 2011 to fill the vacancy left upon the death of Mr Luis Ángel Rojo, was ratified and re-elected as a director.

With these changes the board is currently composed of 16 members, of which 3 are women.

Shareholder remuneration

•	As regards dividends, in 2012 the board maintained the same compensation per share as in the previous three financial years, i.e., 0.60 euro.

Director remuneration policy

•	In 2012, the board submitted the report regarding the director remuneration policy to the shareholders at the general shareholders’ meeting held on 30 March, as a separate item on the agenda and as a consultative matter; 88.4% of the votes were in favour of the report.

Director remuneration

•	The total remuneration of directors for 2012 is 35% less than for 2011.

By-law-mandated payments

•	The board agreed during the year to reduce the annual allocation to which the board members are entitled, for the performance of supervisory and collective decision-making duties, by 15% vis-à-vis the amounts received the prior year, which in turn had been 6% lower than those paid for the results in 2010. It has also been resolved that, as of 1 January 2013, the amounts paid as attendance fees, which have been the same since 2008, shall remain unchanged.

Remuneration of executive directors

•	The board decided to maintain the fixed remuneration payable for 2013 and to make a make an average 38% reduction in the variable remuneration paid for 2012.

Financial information periodically published by the Bank

•	The board approved the quarterly financial information, the annual accounts, and the management report for 2012, in addition to other documents such as the annual report, the sustainability report, the prudently significant information (Pillar III), the annual corporate governance report, and the reports of the audit and compliance and appointments and remuneration committees.

1. OWNERSHIP STRUCTURE

Number of shares and significant interests

Number of shares

In 2012, the Bank carried out nine capital increases, for a total of 1,412,136,547 shares, representing 13.68% of the share capital at year-end 2012.

The first two increases, as well as those of 31 July and 2 November, were carried out within the framework of the Santander Scrip Dividend (Santander Dividendo Elección) programme, involving an 8.65% increase in share capital at year-end 2012, with the remainder carried out in order to accommodate the conversion of Valores Santander.

	Number of shares	% of s.c.(*)
31 January	167,810,197	1.626
2 May	284,326,000	2.755
7 June	73,927,779	0.716
5 July	193,095,393	1.871
31 July	218,391,102	2.116
7 August	37,833,193	0.367
6 September	14,333,873	0.139
9 October	200,311,513	1.941
2 November	222,107,497	2.152

Total	1,412.136.547	13.682

(*)	Share capital at year-end.

The Bank’s share capital at 31 December 2012 was represented by 10,321,179,750 shares, whose value per the listing price on Spain’s Electronic Trading System (continuous market) of the Spanish stock exchanges at such date was 62,959 million euros.

All shares carry the same economic, voting and related rights.

Significant interests

No shareholder held significant interests (of more than 3% of the share capital* or interests that would permit a significant influence on the Bank) at 31 December 2012.

The interests held by State Street Bank & Trust (8.31%), Chase Nominees (7.74%), The Bank of New York Mellon (5.34%), EC Nominees Ltd. (5.27%), and Caceis Bank (3.10%), which were the only ones in excess of 3%, were held by them on behalf of their customers. The Bank is not aware of any of them holding individual stakes of 3% or more of its share capital.

Bearing in mind the current number of board members (16), the percentage of capital needed to exercise the right to appoint a director, in accordance with article 243 of the Spanish Companies Act (Ley de Sociedades de Capital) on proportional representation, is 6.25%

(*)	Limit set by Royal Decree 1362/2007, of 19 October, for purposes of the annual corporate governance report.

Shareholder agreements and other significant agreements

Section A.6 of the annual corporate governance report, which forms part of the management report, contains a description of the shareholder agreement (pacto parasocial) executed in February 2006 by Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr Emilio Botín-Sanz de Sautuola y O’Shea, Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea, Simancas, S.A., Puente San Miguel, S.A., Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L., Unipersonal, providing for the syndication of the shares of the Bank held by them or in respect of which they have voting rights. Such agreement was also reported to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (CNMV) as a significant event and is described in the public records thereof.

On 3 August and 19 November 2012, Banco Santander reported to the CNMV as material fact notices that it had been formally notified of amendments to this shareholder agreement with regard to the signatories thereto, as described below:

Shares included in the syndication

The syndication includes a total of 79,282,334 shares of the Bank (0.768% of its share capital) broken down as follows:

Signatories to the shareholder agreement	Number of shares
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	6,365,296
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea(1)	13,207,720
Mr Emilio Botín-Sanz de Sautuola y O’Shea(2)	13,567,504
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea(3)	16,279,089
Ms Paloma Botín-Sanz de Sautuola y O’Shea(4)	7,811,706
Ms Carmen Botín-Sanz de Sautuola y O’Shea	8,622,491
Puente San Miguel, S.A.	3,275,605
Latimer Inversiones, S.L.(5)	553,508
Cronje, S.L., Unipersonal	4,024,136
Nueva Azil, S.L.	5,575,279

Total	79,282,334

(1)	7,971,625 shares indirectly through Bafimar, S.L.
(2)	3,024,727 shares indirectly through Leugim Bridge, S.L. and 1,500,000 shares through Jardín Histórico Puente San Miguel, S.A. which is wholly-owned by the former.
(3)	4,652,747 shares indirectly through Inversiones Zulú, S.L. and 6,794,391 shares through Apecaño, S.L.
(4)	6,628,291 shares indirectly through Bright Sky 2012, S.L.
(5)	Bare ownership of 553,508 shares corresponds to the Marcelino Botín Foundation (Fundación Marcelino Botín), but voting rights are assigned to Latimer Inversiones, S.L. as beneficial owner thereof.

In all other respects the shareholder agreement executed in February 2008 remains unchanged.

The aforementioned significant events may be viewed on the Group’s corporate website (www.santander.com).

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Treasury shares

Key data

At 31 December 2012, the Bank held 48,893,603 treasury shares, representing 0,474% of its share capital at year-end 2012; at 31 December 2011, there were 42,192,066 treasury shares, representing 0.474% of the Bank’s share capital at such date.

The following table sets out the monthly average percentages of treasury shares in 2012 and 2011.

MONTHLY AVERAGE PERCENTAGES OF TREASURY SHARES(1)

% of the Bank’s share capital(2)

	2012	2011
January	0.365	0.289
February	0.184	0.126
March	0.362	0.324
April	0.588	0.701
May	1.372	0.630
June	1.211	0.404
July	1.228	0.271
August	1.822	0.253
September	1.470	0.382
October	0.912	0.621
November	1.999	0.643
December	1.180	0.446

(1)	Further information in this regard is included in section A. 8 of the annual corporate governance report, which forms part of the management report, and in the capital and treasury share section of this latter report.
(2)	Monthly average of daily positions of treasury stock.

The transactions in treasury shares carried out by companies belonging to the consolidated Group in the interest thereof during financial year 2012 entailed the acquisition of 1,267,816,686 shares, equal to a nominal amount of 633.9 million euros (actual amount of 6,956.7 million euros), and the sale of 1,261,115,148 shares in the nominal amount of 630.6 million euros (actual amount of 7,034.0 million euros).

The average purchase price of shares of the Bank in financial year 2012 was 5.49 euros per share, and the average sale price of shares of the Bank in such financial year was 5.58 euros per share. The effect on equity (net of taxes) generated by transactions carried out during the financial year with shares issued by the Bank was equal to a profit of 85 million euros, which was recorded in the Group’s equity section under Shareholders’ equity – Reserves.

Authorisation

The current authorisation for transactions in treasury shares arises from resolution no. 5, adopted by the shareholders acting at the general shareholders’ meeting held on 11 June 2010, item II), of which reads as follows:

“To grant express authorisation for the Bank and the subsidiaries belonging to the Group to acquire shares representing the share capital of the Bank for valuable consideration in any manner permitted by Law, within the limits of the Law and subject to all legal requirements, up to a maximum number of shares —including the shares they already hold— equal to 10 per cent of the share capital existing at any given time or such greater maximum percentage as is established by the Law while this authorisation is in effect. Such shares shall be fully paid-in at a minimum price per share equal to the par value thereof and a maximum price of up to 3 per cent over the last listing price for transactions in which the Bank does not act on its own behalf on the Continuous Market of the Spanish stock exchanges (including the block market) prior to the acquisition in question. This authorisation may only be exercised within five years of the date of the general shareholders’ meeting. The authorisation includes the acquisition of shares, if any, that must be delivered directly to the employees and managers of the Company, or that must be delivered as a result of the exercise of the options held by them.”

Treasury share policy

At its meeting of 11 June 2010, the board of directors adopted the current resolution on treasury share policy, which was published on the Group’s website (www.santander.com) and which governs aspects such as the purposes thereof, persons authorised to carry out treasury share transactions, general guidelines, prices, time limits, and reporting obligations.

The aforementioned policy excludes the use of treasury shares as a defensive mechanism.

64

Resolutions in effect regarding the possible issuance of new shares or of bonds convertible into shares

The additional authorised capital amounts to 2,269,213,350 euros, pursuant to the authorisation of the shareholders acting at the annual general meeting held on 30 March 2012. The period available to the directors of the Bank to carry out and make capital increases up to such limit expires on 30 March 2015. The resolution gives the board the power to exclude pre-emptive rights in whole or in part, pursuant to the provisions of article 506 of the Companies Act (Ley de Sociedades de Capital), though such power is limited to capital increases carried out pursuant to this delegation up to 907,685,340 euros.

In addition, the shareholders acting at the annual general meeting held on 30 March 2012 approved the following resolutions in connection with the content of this section:

1.	Four share capital increases in the maximum market amounts of 2,230 million, 1,630 million, 1,690 million and 1,750 million euros, respectively, within the shareholder compensation scheme (Santander Scrip Dividend) whereby the Bank offers the shareholders the possibility of receiving shares under a scrip issue for an amount equal to the dividends on the quarterly dates on which they are customarily paid.

For such purposes, at 31 December 2012, the first three authorisations described in the previous section had been implemented, with capital increases with a charge to reserves taking place on 2 May, 31 July and 2 November 2012. The number of shares having a nominal value of 0.5 euro each which were issued in each case under the three capital increases by means of a scrip issue was 284,326,000, 218,391,102 and 222,107,497, accounting for a total of 7.023% of the Bank’s share capital at year-end 2012.

2.	Delegation to the board of directors, in accordance with the general rules on issuance of obligations and pursuant to the provisions of article 319 of the Regulations of the Commercial Register (Reglamento del Registro Mercantil), of the power to issue, on one or more occasions, debentures, bonds, preferred shares and other fixed-income securities or debt instruments of a similar nature in any of the forms allowed by law and convertible into and/or exchangeable for shares of the Bank. Such delegation also includes warrants or similar securities that may directly or indirectly carry the right to subscribe for or acquire shares of the Bank, whether newly-issued or already outstanding, payable by physical delivery or through set-off.

The issuance or issuances of securities carried out pursuant to this delegation come to the aggregate maximum amount of 8,000 million euros or the equivalent thereof in another currency, and the period available to the directors of the Bank within which to implement this resolution expires on 30 March 2017.

3.	Delegation to the board of directors, pursuant to the provisions of article 297.1.a) of the Companies Act, of the broadest powers such that, within one year of the date on which the aforementioned shareholders’ meeting is held, it may set the date and the terms and conditions, as to all matters not provided for by the shareholders themselves, of a capital increase in the amount of 500 million euros. If the board does not exercise the powers delegated thereto within the period established by the shareholders for implementation of this resolution, such powers shall be rescinded.

* * *

Following year-end, the fourth authorisation, described in the first paragraph, were used via capital increases with a charge to reserves on 30 January 2013. The number of shares issued, having a nominal value of 0.5 euro each, was 217,503,395.

On 31 January 2013, Banco Santander communicated as relevant fact the timetable foreseen for the application of the Santander Scrip Dividend programme, to take place on the date on which the 2012 annual complementary dividend is usually paid, in April/May 2013. This application is subject to the general shareholders’ meeting of 22 March approving the corresponding agreement to increase the amount of freed capital increase, which will in this respect be submitted to the board of directors.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

2.	BANCO SANTANDER BOARD OF DIRECTORS*

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos

CHAIRMAN

Executive director

Born in Santander (Spain) in 1934.

Joined the board in 1960.

Graduate in Economics and Law.

Committees of the board of which he is a member

Executive (chairman)

International (chairman)

Technology, productivity and quality (chairman)

Mr Alfredo Sáenz Abad

SECOND VICE-CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Executive director

Born in Getxo (Biscay) in 1942.

Joined the board in 1994.

Graduate in Economics and Law.

Other significant positions: former chief executive officer and first vice-chairman of Banco Bilbao Vizcaya, S.A. and chairman of Banco Español de Crédito, S.A. (Banesto).

Committees of the board of which he is a member

Executive

International

Technology, productivity and quality

Mr Fernando de Asúa Álvarez

FIRST VICE-CHAIRMAN

Non-executive (independent) director

Born in Madrid (Spain) in 1932.

Joined the board in 1999.

Graduate in Economics, Information Technology, Business Administration and Mathematics.

Other significant positions: former chairman of IBM Spain, of which he is currently honorary chairman. He is a non-executive vice-chairman of Técnicas Reunidas, S.A.

Committees of the board of which he is a member

Executive

Risk (vice-chairman)

Audit and compliance

Appointments and remuneration (chairman)

Technology, productivity and quality

Mr Matías Rodríguez Inciarte

THIRD VICE-CHAIRMAN

Executive director

Born in Oviedo (Spain) in 1948.

Joined the board in 1988.

Graduate in Economics, and Government Economist.

Other significant positions: former minister of the Presidency of the Spanish Government (1981-1982). He is the chairman of the Príncipe de Asturias Foundation, non-executive chairman of Banco Santander Totta and a non-executive director of Banesto, of Sanitas, S.A. de Seguros and of Financiera Ponferrada, S.A., SICAV.

Committees of the board of which he is a member

Executive

Risk (chairman)

*	Unless otherwise specified, the main activity of the members of the board is that carried out at the Bank in their capacity as directors, whether executive or non-executive.

66

Mr Manuel Soto Serrano

FOURTH VICE-CHAIRMAN

Non-executive (independent) director

Born in Madrid (Spain) in 1940.

Joined the board in 1999.

Graduate in Economics and Business.

Other significant positions: non-executive director of Cartera Industrial REA, S.A. He was formerly non-executive vice-chairman of Indra Sistemas, S.A., chairman of Arthur Andersen’s Global Board and a manager for Europe, Middle East, India and Africa (EMEIA) for the same firm.

Committees of the board of which he is a member

Risk

Audit and compliance (chairman)

Appointments and remuneration

Technology, productivity and quality

Mr Guillermo de la Dehesa Romero

Non-executive (independent) director

Born in Madrid (Spain) in 1941.

Joined the board in 2002.

Government Economist and head of office of Banco de España (on leave of absence).

Main activity: international advisor to Goldman Sachs International.

Other significant positions: former state secretary of Economy, general secretary of Trade and chief executive officer of Banco Pastor, S.A. He is currently non-executive vice-chairman of Amadeus IT Holding, S.A., a non-executive director of Campofrío Food Group, S.A. and of Grupo Empresarial San José, S.A., chairman of the Centre for Economic Policy Research (CEPR) in London, a member of the Group of Thirty in Washington, chairman of the board of trustees of IE Business School and non-executive chairman of Aviva Grupo Corporativo, S.L. and of Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.

Committees of the board of which he is a member

Executive

Appointments and remuneration

International

Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

Executive director

Born in Santander (Spain) in 1960.

Joined the board in 1989.

Graduate in Economics.

Main activity: chief executive officer of Santander UK plc. She Joined the Bank after a period at JP Morgan (1981-1988). She has been executive vice president of Banco Santander, S.A. since 1992, and was executive chairwoman of Banesto from 2002 to 2010.

Other significant positions: she is a non-executive director of Alliance & Leicester plc. and a member of the International Advisory Board of the New York Stock Exchange and of the board of Georgetown University.

Committees of the board of which she is a member

Executive

International

Technology, productivity and quality

Mr Rodrigo Echenique Gordillo

Non-executive (independent) director

Born in Madrid (Spain) in 1946.

Joined the board in 1988.

Graduate in Law and Government Attorney.

Other significant positions: former chief executive officer of Banco Santander, S.A. (1988-1994). He is also currently non-executive chairman of NH Hoteles, S.A. and non-executive director of Vocento, S.A.

Committees of the board of which he is a member

Executive

Audit and compliance

Appointments and remuneration

International

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Mr Javier Botín-Sanz de Sautuola y O’Shea

Non-executive (proprietary) director

Born in Santander (Spain) in 1973.

Joined the board in 2004.

Graduate in Law.

Main activity: chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A

Mr Vittorio Corbo Lioi

Non-executive director

Born in Iquique (Chile) in 1943.

Joined the board in July 2011.

Degree in Commercial Engineering from the University of Chile and a Ph.D. in Economics from MIT.

Main activity: associated senior researcher for the Centre of Public Studies in Santiago.

Other significant positions: He is the non-executive chairman of Compañía de Seguros SURA-Chile S.A., non-executive director of Banco Santander – Chile, Banco Santander (México), S.A., CCU, S.A. and Endesa Chile, and an economic advisor to various international institutions and chilean companies. He was previously chairman of the Central Bank of Chile (2003-2007), a professor of Economics at the Pontificia Catholic University of Chile (1981-1984 and 1991-2003) and at Concordia University in Montreal, Canada (1972-1981) and professorial lecturer at Georgetown University, Washington, DC (1985-1991), and held management positions at the World Bank in Washington, D.C. (1984-1991).

Lord Burns (Terence)

Non-executive director

Born in Durham (United Kingdom) in 1944.

Joined the board in 2004.

Graduate in Economics.

Main activity: non-executive chairman of Santander UK plc.

Other significant positions: he is non-executive chairman of Channel Four Television Corporation and non-executive member of the Office for Budget Responsibility. He has been permanent secretary of the UK Treasury, chairman of the Financial Services and Markets Bill Joint Committee of the British Parliament, non-executive chairman of Marks and Spencer Group plc and of Glas Cymru Ltd (Welsh Water), and non-executive director of British Land plc, of Legal & General Group plc and of Pearson Group plc.

Ms Esther Giménez-Salinas i Colomer

Non-executive (independent) director

Born in Barcelona (Spain) in 1949.

Appointed director at the annual general meeting of the Bank on 30 March 2012.

Doctor in Law.

Main activity: Professor of Criminal Law at ESADE-URL Faculty of Law.

Other significant positions: has been a rector of the Ramon Llull University, a member of the Spanish Supreme Judicial Council, a member of the standing committee of the Conference of Rectors of Spanish Universities and an executive vice-president of the Centre for Legal Studies of the Department of Justice of the Generalitat de Catalunya.

Mr Ángel Jado Becerro de Bengoa

Non-executive (independent) director

Born in Santander (Spain) in 1945.

Joined the board in 2010.

Graduate in Law.

Other significant positions: director of Banco Santander from 1972 to 1999. He has been a director of Banco Banif, S.A. since 2001.

68

Mr Abel Matutes Juan

Non-executive (independent) director

Born in Ibiza (Spain) in 1941.

Joined the board in 2002.

Graduate in Law and Economics.

Main activity: chairman of Grupo de Empresas Matutes.

Other significant positions: former Spanish Foreign Minister and European Union Commissioner for Loans and Investment, Financial Engineering and Policy for Small and Medium-Sized Enterprises (1989), North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989), Transport and Energy, and the Euroatom Supply Agency (1993).

Committees of the board of which he is a member

Audit and compliance

International

Ms Isabel Tocino Biscarolasaga

Non-executive (independent) director

Born in Santander (Spain) in 1949.

Joined the board in 2007.

Doctor in Law. She has undertaken Graduate studies in business administration at IESE and the Harvard Business School.

Main activity: full professor at the Complutense University of Madrid.

Other significant positions: former Spanish Minister for the Environment, former chairwoman of the European Affairs Committee and of the Foreign Affairs Committee of the Spanish Congress, and former chairwoman for Spain and Portugal, and former vice-chairwoman for Europe, of Siebel Systems. She is currently an elected member of the Spanish State Council and a member of the Royal Academy of Doctors.

Committees of the board of which she is a member

Risk

Appointments and remuneration

Mr Juan Rodríguez Inciarte

Executive director and executive vice-president

Born in Oviedo (Spain) in 1952.

Joined the board in 2008.

Graduate in Economics.

Joined the Group in 1985 as director and executive vice president of Banco Santander de Negocios. In 1989, he was appointed executive vice president of Banco Santander, S.A. From 1991 to 1999 he was a director of Banco Santander, S.A.

Other significant positions: he is vice-chairman of Santander UK plc and of Santander Consumer Finance, S.A.

Committees of the board of which he is a member

Risk

Mr Ignacio Benjumea Cabeza de Vaca

General secretary and secretary of the board

Born in Madrid (Spain) in 1952.

Joined the Group in 1987 as general secretary and secretary of the board of Banco Santander de Negocios. He was appointed general secretary and secretary of the board of Banco Santander, S.A. in 1994.

Graduate in Law, ICADE-E3, and Government Attorney.

Other significant positions: he is executive vice president of Banco Santander, S.A., a non-executive director of Sociedad Rectora de la Bolsa de Valores de Madrid, S.A., Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. and La Unión Resinera Española, S.A.

Secretary of committees of the board

Executive

Risk

Audit and compliance

Appointments and remuneration

International

Technology, productivity and quality

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Re-election of directors at 2013 annual general shareholders’ meeting

Pursuant to article 55 of the By-laws* and article 22 of the Rules and Regulations of the Board*, directors are appointed to three-year terms (the maximum term being six years under Spanish law), such that one-third of the board is renewed each year.

It is expected that the following directors will be proposed for re-election at the 2013 annual general shareholders’ meeting, scheduled for 21 and 22 March 2013 on first and second call: Mr Guillermo de la Dehesa Romero, Mr Abel Matutes Juan, Mr Ángel Jado Becerro de Bengoa, Mr Javier Botín-Sanz de Sautuola y O’Shea, and Ms Isabel Tocino Biscarolasaga, and Mr Fernando de Asúa Álvarez, the fourth as non-executive (proprietary) director and the rest as independent non-executive directors. Their professional profiles, together with a description of their activities, appear on the preceding pages.

The re-elections will be submitted separately to a vote of the shareholders at the general shareholders’ meeting (article 21.2 of the rules and regulations for the General Shareholders’ Meeting). In view of the fact that this election practice has been followed since the 2005 annual general shareholders’ meeting, the election of all of the current directors has been submitted to a separate vote at a general shareholders’ meeting.

*	The By-laws and the Rules and Regulations of the Board of

Banco Santander are published on the Group’s website, www.santander.com.

COMPOSITION AND STRUCTURE OF THE BOARD OF DIRECTORS

Board of directors		Committees
		Executive	Non-executive	1. Executive committee	2. Risk committee	3. Audit and compliance committee	4. Appointments and remuneration committee	5. International committee	6. Technology, productivity and quality committee
Chairman	Mr Emilio Botín- Sanz de Sautuola y García de los Ríos(1)	■		C				C	C
First vice-chairman	Mr Fernando de Asúa Álvarez		I	■	V	■	C		■
Second vice-chairman and chief executive officer	Mr Alfredo Sáenz Abad	■		■				■	■
Third vice-chairman	Mr Matías Rodríguez Inciarte(2)	■		■	C
Fourth vice-chairman	Mr Manuel Soto Serrano		I		■	C	■		■
Members	Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea(1)	■		■				■	■
	Mr Javier Botín-Sanz de Sautuola y O’Shea(1) (3)		P
	Lord Burns (Terence)		N
	Mr Vittorio Corbo Lioi		N
	Mr Guillermo de la Dehesa Romero		I	■			■	■
	Mr Rodrigo Echenique Gordillo		I	■		■	■	■
	Ms Esther Giménez-Salinas i Colomer		I
	Mr Ángel Jado Becerro de Bengoa		I
	Mr Abel Matutes Juan		I			■		■
	Mr Juan Rodríguez Inciarte	■			■
	Ms Isabel Tocino Biscarolasaga		I		■		■
General secretary and secretary of the board	Mr Ignacio Benjumea Cabeza de Vaca			■	■	■	■	■	■

(1)	Mr Emilio Botín-Sanz de Sautuola y García de los Ríos has the right to vote, at the general shareholders’ meeting, 93,026,412 shares owned by Fundación Marcelino Botín (0.901% of the share capital), 9,440,093 shares owned by Mr Jaime Botín-Sanz de Sautuola y García de los Ríos (0.091% of the share capital), 9,404,392 shares owned by Puente de San Miguel, S.A., Nueva Azil, S.L. and Latimer Inversiones, S.L. (0.091% of the share capital); 8,622,491 shares owned by Ms Carmen Botín-Sanz de Sautuola y O’Shea (0.084% of the share capital); 7,811,706 shares owned by Ms Paloma Botín-Sanz de Sautuola y O’Shea (0.076% of the share capital); and 13,567,504 shares owned by Mr Emilio Botín-Sanz de Sautuola y O’Shea (0.131% of the share capital). Additionally, Mr Emilio

Botín-Sanz de Sautuola y García de los Ríos has the right to vote 17,231,856 shares owned by Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (0.167% of the share capital) and 16,279,089 shares owned by Mr Javier Botín-Sanz de Sautuola y O’Shea (0.158% of the share capital).

(2)	Mr Matías Rodríguez Inciarte has the right to vote 83,452 shares owned by two of his children.
(3)	Mr Javier Botín-Sanz de Sautuola y O’Shea is a proprietary non-executive director because on the board of directors he represents the aggregate interests owned by Fundación Marcelino Botín, Bafimar, S.L., Cronje, S.L., Puente de San Miguel, S.A., Inversiones Zulú, S.L., Latimer Inversiones, S.L., Jardín Histórico Puente San Miguel, S.A., Nueva Azil, S.L., Leugim Bridge, S.L., Apecaño, S.L., Bright

70

Powers and duties

The basic responsibility of the board of directors is to supervise the Group, delegating the day-to-day management thereof to the appropriate executive bodies and the various management teams.

The Rules and Regulations of the Board (article 3) reserve thereto the power to approve general policies and strategies and, in particular, strategic plans, management objectives and the annual budget, corporate governance, corporate social responsibility and dividend and treasury share policies, the general risk policy, and the policies for the provision of information to and for communication with the shareholders, the markets and the public opinion, which power cannot be delegated.

The board also reserves for itself, and likewise cannot delegate, the following matters, among others: decisions regarding the acquisition and disposition of substantial assets (except when the decisions come within the purview of the shareholders at a general shareholders’ meeting) and major corporate transactions; the determination of the remuneration of each director and the approval of the contracts governing the performance by the directors of duties other than those of a director, including executive duties, as well as the remuneration to which they are entitled for the discharge thereof; the appointment, remuneration and, if appropriate, removal of the other members of senior management and the determination of the basic terms of their contracts, as well as the creation or acquisition of interests in special purpose entities or in entities registered in countries or territories regarded as tax havens. On the matters mentioned in this paragraph, the executive committee may make any appropriate decisions, by delegation of the board and whenever justified by reasons of urgency.

The By-laws (article 40) as well as the aforementioned Rules and Regulations (article 5) establish the board’s obligation to ensure that the Bank faithfully complies with applicable law, observes usage and good practices of the industries or countries where it does business and abides by the social responsibility principles that it has voluntarily accepted.

In addition, the board of the Bank plays a special role in the Group’s risk management. Eleven of its 16 members are members of at least one of the three board committees with powers in the area of risks: the executive committee, the risk committee and the audit and compliance committee. Of these 11 directors, one is the first vice-chairman of the Bank, who is a member of all three committees, and another three directors, one of whom is the fourth vice-chairman, sit on two of the committees with powers in the area of risks.

Shareholding at 31 December 2012

Direct	Indirect	Shares represented	Total	% of share capital	Date of first appointment		Date of last appointment	Expiration date(5)	Date of last proposal of the appointments and remuneration committee
6,365,296	—	141,872,598	148,237,894	1.436%	04.07.1960	(4)	30.03.2012	First six months of 2015	17.02.2012
74,924	59,102	—	134,026	0.001%	17.04.1999		11.06.2010	First six months of 2013	21.04.2010
243,096	2,404,950	—	2,648,026	0.026%	11.07.1994	(4)	11.06.2010	First six months of 2014	21.04.2010
1,154,719	97,543	83,452	1,335,714	0.013%	07.10.1988	(4)	30.03.2012	First six months of 2015	17.02.2012
71,781	511,938	—	583,719	0.006%	17.04.1999		30.03.2012	First six months of 2015	17.02.2012
5,236,095	11,995,761	—	17,231,856	0.167%	04.02.1989	(4)	17.06.2011	First six months of 2014	11.04.2011
4,793,481	11,485,608	—	16,279,089	0.158%	25.07.2004		11.06.2010	First six months of 2013	21.04.2010
30,117	27,001	—	57,118	0.001%	20.12.2004		17.06.2011	First six months of 2014	11.04.2011
1	—	—	1	0.000%	22.07.2011		30.03.2012	First six months of 2014	17.02.2012
117	—	—	117	0.000%	24.06.2002		19.06.2009	First six months of 2013	27.04.2009
658,758	10,965	—	669,723	0.006%	07.10.1988		17.06.2011	First six months of 2014	11.04.2011
2,100	—	—	2,100	0.000%	30.03.2012		30.03.2012	First six months of 2014	17.02.2012
2,000,000	4,950,000	—	6,950,000	0.067%	11.06.2010		11.06.2010	First six months of 2013	21.04.2010
177,799	2,500,012	—	2,677,811	0.026%	24.06.2002		19.06.2009	First six months of 2013	27.04.2009
1,467,947	—	—	1,467,947	0.014%	28.01.2008	(4)	30.03.2012	First six months of 2015	17.02.2012
57,455	—	—	57,455	0.001%	26.03.2007		11.06.2010	First six months of 2013	21.04.2010

22,333,666	34,042,880	141,956,050	198,332,596	1.922%					Total

Sky 2012, S.L., Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr Emilio Botín-Sanz de Sautuola y O’Shea, Ms Carmen Botín-Sanz de Sautuola y O’Shea, Ms Paloma Botín-Sanz de Sautuola y O’Shea, Mr Jaime Botín-Sanz de Sautuola y García de los Ríos, Mr Jorge Botín-Sanz de Sautuola Ríos, Mr Francisco Javier Botín-Sanz de Sautuola Ríos, Ms Marta Botín-Sanz de Sautuola Ríos and his own interest.

(4)	The date on which they were appointed for the first time as executive directors coincides with their first appointment as a director.
(5)	However, and pursuant to the provisions of article 55 of the By-laws, as amended by resolution adopted at the annual general shareholders’ meeting of 17 June 2011, one-third of the board will be renewed each year, based on length of service and according to the date and order of the respective appointment.
C	Chairman of the committee
V	Vice-chairman of the committee
P	Proprietary
I	Independent
N	Non-executive, neither proprietary nor independent

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Commitment of the board

BOARD STAKE IN BANK’S CAPITAL	Stock exchange value
Data at year-end 2012	1,210
million euros

Number of shares of the board	Share price
198,332,596	6.10
equal to 1.922% of share capital	euros

Corporate governance in risk management

•	Mr Matías Rodríguez Inciarte, third vice-chairman of Banco Santander and chairman of the risk committee, reports directly to the executive committee and to the board, which guarantees the independence of the risk function.

•	The risk committee held 98 meetings in 2012, each of which lasted approximately 3 hours.

•	The executive committee held 59 meetings in 2012 and devoted a significant amount of time to discussions on risks.

NUMBER OF MEETINGS OF THE EXECUTIVE

COMMITTEE, THE RISK COMMITTEE AND THE AUDIT AND COMPLIANCE COMMITTEE

Committees	2008	2009	2010	2011	2012
Executive	59	56	55	59	59
Risk	102	99	99	99	98
Audit and compliance	11	11	11	12	11

Total meetings	172	166	165	170	168

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Size and composition of the board

Since the end of 2010, the size of the board has been reduced by 20%, from 20 to 16 members.

The composition of the board of directors is balanced between executive and non-executive directors. All members are distinguished by their professional ability, integrity and independence of opinion.

Pursuant to article 6.3 of the Rules and Regulations of the Board, the appointments and remuneration committee verified the status of each director at its meeting of 13 February 2013. Its proposal was submitted to the board, which approved it at its meeting of 18 February 2013 and established the composition of the board upon the terms set forth below.

Of the 16 members currently sitting on the board of directors, 5 are executive and 11 are non-executive. Of the 11 non-executive directors, 8 are independent, 1 is proprietary and 2 are, in the opinion of the board, neither proprietary nor independent.

The following changes to the board occurred during financial year 2012. On 23 January Mr Francisco Luzón resigned his position of director and executive vice-president of the Bank with responsibility for the America division. At the general shareholders’ meeting held on 30 March 2012, Mr Antonio Basagoiti, Mr Antonio Escámez and Mr Luis Alberto Salazar-Simpson were removed from the board, Ms Esther Giménez-Salinas was appointed as a director, and Mr Vittorio Corbo, named in July 2011 to fill the vacancy left upon the death of Mr Luis Ángel Rojo, was ratified and re-elected as a director.

Executive directors

Pursuant to the Rules and Regulations of the Board (article 6.2. a), the following are executive directors: Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr Alfredo Sáenz Abad, Mr Matías Rodríguez Inciarte, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea and Mr Juan Rodríguez Inciarte.

Proprietary non-executive directors

Since 2002, the standard used by the appointments and remuneration committee and the board of directors as a necessary but insufficient condition to designate or consider a director as a proprietary non-executive director (as expressly set forth in article 6.2. b) of the Rules and Regulations of the Board of Directors) is that he/she hold at least 1% of the share capital of the Bank. This percentage was set by the Bank exercising its powers of self-regulation.

Taking into account the circumstances of the case, and upon the prior report of the appointments and remuneration committee, the board believes that Mr Javier Botín-Sanz de Sautuola y O’Shea is a proprietary non-executive director.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Independent non-executive directors

Independent non-executive directors account for 50% of the Board.

The Rules and Regulations of the Board (article 6.2. c) include the definition of independent director established in the Unified Code, according to which those non-executive directors that have been appointed based on their personal or professional status, and who perform unconditioned by relationships with the Bank, its shareholders or its officers, will be considered independent directors.

In the light thereof, taking into account the circumstances of each case, and upon a prior report of the appointments and remuneration committee, the board considers the following to be independent non-executive directors: Mr Fernando de Asúa Álvarez, Mr Manuel Soto Serrano, Mr Guillermo de la Dehesa Romero, Mr Rodrigo Echenique Gordillo, Ms Esther Giménez-Salinas i Colomer, Mr Ángel Jado Becerro de Bengoa, Mr Abel Matutes Juan and Ms Isabel Tocino Biscarolasaga.

At 31 December 2012, the average length of service of independent non-executive directors in the position of board member was 10.2 years.

Other non-executive directors

Lord Burns is a non-proprietary, non-executive director. Since he currently receives remuneration in his capacity as non-executive chairman of the Group’s subsidiary, Santander UK plc, in the opinion of the board of directors and upon a prior report of the appointments and remuneration committee, he cannot be classified as an independent director.

Mr Vittorio Corbo Lioi is also a non-proprietary, non-executive director. As he provides remunerated professional services to the Group other than the collective management and supervision services inherent in his position as director (receiving remuneration as a director of Grupo Financiero Santander México and of Banco Santander Chile, and as an advisor of the latter), Mr Corbo, in the opinion of the board of directors and upon a prior report of the appointments and remuneration committee, cannot be classified as independent.

Gender diversity on the board

Banco Santander’s selection process for directors suffers no implicit discriminatory biases preventing the inclusion of women on its board.

As established in article 17.4. a) of the Rules and Regulations of the Board, the appointments and remuneration committee is responsible for preparing and reviewing the standards that must be followed for the composition of the board and for determining who is to be proposed for the position of director.

Among such standards, and in line with the commitment of the Bank to foster equality of opportunity between men and women, both the appointments and remuneration committee and the board of directors are aware of the appropriateness of appointing to the board women who fulfil the requirements of ability, suitability and effective dedication to the position of director.

In this regard, it should be noted that, of the last ?ve appointments to the board, two of such appointments have been the directors Ms Isabel Tocino Biscarolasaga (26 March 2007) and Ms Esther Giménez-Salinas (30 March 2012).

Additionally, the Banco Santander board has since 1989 enjoyed the presence of the executive director Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea.

The percentage of women on the Banco Santander board (18.8%) compares favourably with that of the main European listed companies. According to a study carried out by the European Commission with data from January 2012, this percentage was 13.7% for the group of 27 countries forming the European Union and 11.5% for Spain.

One may observe the percentage of women on the board and on each of the committees thereof in the table below.

	Number of	% of
	members	women
Board	16	19
Executive committee	7	14
Risk committee	5	20
Audit and compliance committee	4	—
Appointments and remuneration committee	5	20
Technology, productivity and quality committee	5	20
International committee	6	17

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Executive chairman and chief executive officer

The Bank has chosen to have an executive chairman because it believes that it is the position that best suits its circumstances.

The chairman of the board is the highest-ranking officer of the Bank (article 48.1 of the By-laws and article 8.1 of the Rules and Regulations of the Board) and accordingly, all the powers that may be delegated under Law, the By-laws and the Rules and Regulations of the Board have been delegated to him. He is responsible for directing the Bank’s management team, always in accordance with the decisions and standards set by the shareholders acting at a general shareholders’ meeting and by the board within their respective purview.

The chief executive officer, acting by delegation from and reporting to the board of directors and the chairman, as the highest-ranking officer of the Bank, is charged with the conduct of the business and highest executive duties.

There is a clear separation of duties between the executive chairman, the chief executive officer, the board and the committees thereof, as well as various checks and balances that assure proper equilibrium in the corporate governance structure of the Bank, including the following:

•	The board and its committees exercise supervisory and control duties over the actions of both the chairman and the chief executive officer.

•	The first vice-chairman, who is an independent non-executive director, is the chairman of the appointments and remuneration committee and acts as coordinator of non-executive directors.

•	The powers delegated to the chief executive officer are the same as those delegated to the chairman, which powers do not include, in either case, those reserved by the board to itself.

Succession plans for the chairman and chief executive officer

Succession planning for the main directors is a clear element of the good governance of the Bank, tending to assure an orderly leadership transition at all times. Along these lines, article 24 of the Rules and Regulations of the Board provides that:

“In the cases of withdrawal, announcement of renunciation or resignation, disability or death of the members of the board of directors or its committees or withdrawal, announcement of renunciation or resignation of the chairman of the board of directors or of the managing director or directors, as well as from other positions on such bodies, at the request of the chairman of the board of directors or in his absence at the request of the highest-ranking vice-chairman, the appointments and remuneration committee will be convened in order for such committee to examine and organise the process of succession or replacement in an orderly manner and to present the corresponding proposal to the board of directors. Such proposal shall be communicated to the executive committee and subsequently submitted to the board of directors at the following meeting scheduled to be held by the board’s annual calendar of meetings or at such extraordinary meeting as may be called if deemed necessary.”

Article 44.2 of the By-laws sets out interim replacement rules for the temporary performance (in cases of absence, inability to act or indisposition) of the duties of the chairman of the board in the absence of the vice-chairmen.

The board determines the numerical sequence for such purpose each year based on the directors’ seniority. In this regard, at its meeting of 30 March 2012, the board unanimously resolved to assign to the current directors the following order of priority for the temporary performance of the duties of chairman in the absence of the vice-chairmen of the board:

1. Mr Rodrigo Echenique Gordillo

2. Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

3. Mr Guillermo de la Dehesa Romero

4. Mr Abel Matutes Juan

5. Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea

6. Lord Burns

7. Ms Isabel Tocino Biscarolasaga

8. Mr Juan Rodríguez Inciarte

9. Mr Ángel Jado Becerro de Bengoa

10. Mr Vittorio Corbo Lioi

11. Ms Esther Giménez-Salinas i Colomer

Secretary of the board

The By-laws (article 45.2) include among the duties of the secretary those of caring for the formal and substantive legality of the activities of the board, safeguarding observance of the good governance recommendations assumed by the Bank, and ensuring that governance procedures and rules are observed and regularly reviewed.

The secretary of the board is the general secretary, who also acts as secretary of all of the committees of the board.

The Rules and Regulations of the Board (article 17.4d) provide that the appointments and remuneration committee must report on proposals for the appointment or withdrawal of the secretary of the board prior to submission thereof to the board.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Proceedings of the board

There were eleven meetings during financial year 2012.

The board holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board provide that the board shall hold not less than nine annual ordinary meetings. The board shall also meet whenever the chairman so decides, acting on his own initiative or at the request of not less than three directors (article 46.1 of the By-laws).

When directors cannot attend a meeting personally, they may give a proxy to any other director, in writing and specifically for each meeting, to represent them for all purposes at the meeting.

Any member of the board may request the inclusion of any other item not included in the draft agenda that the chairman proposes to the board (article 46.2 of the By-laws).

Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy.

Except in instances in which a greater majority is specifically required pursuant to legal provisions, the By-laws or the Rules and Regulations of the Board, resolutions are adopted by absolute majority of the directors attending in person or by proxy. In the event of a tie, the chairman has a tie-breaking vote.

Conduct of meetings

In 2012, the board was kept continuously and fully informed of the running of the various business areas of the Group through the ten management reports and the ten risk reports presented by the chief executive officer and the third vice-chairman in charge of the risk division, respectively, at the ten meetings held during the financial year. Furthermore, in addition to reviewing the various units and businesses of the Group, the board analysed the liquidity and capital situations, among other matters.

During the year, the board of directors also addressed other matters that come within its area of supervision, in addition to being informed of the conclusions of the external and internal audits.

The chart below shows a breakdown of the approximate time dedicated to each duty at the meetings held by the board in financial year 2012.

Dedication to board business

The firm Spencer Stuart, in a study undertaken on the dedication of boards of directors, concludes that the estimated average time spent by each director of the Bank on board and committee business amounted to 318.7 hours, as opposed to an average of 88.4 hours for boards of directors of the main competing banks in the United Kingdom, 116.4 hours in the United States and Canada, and 99.5 hours for a group of international banks from Europe, Japan and Brazil.

COMPARISON OF NUMBER OF MEETINGS HELD(*)

	Santander	USA and Canada average	UK average	Continental Europe average
Board of directors	14	14.8	10	12.9
Executive committee	59	—	—	18
Risk committee	99	7.8	6.8	15.6
Audit committee	12	12.4	9.6	9.2
Appointments committee	11	4.8	4	8.1
Remuneration committee	11	7.8	8.6	10.6

(*)	2011 information. Last year with comparable data.

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Training of directors and information programme

As a result of the self-evaluation of the board carried out in 2005, an ongoing director training programme was put in place.

Five meetings were held in 2012 with the attendance of an average of ten directors, who devoted approximately one hour and a half to each session. Various issues were reviewed in depth at such meetings in connection with Basel III, living wills, audits, and the sale and marketing of products and new forms of payment.

The Rules and Regulations (article 21.7) provide that the board shall make available to new directors an information programme providing quick and sufficient information regarding the Bank and its Group, including the governance rules thereof. This programme was thus made available to the newest directors.

Self-evaluation by the board

The ongoing self-evaluation exercise undertaken by the board with the support of the consulting firm Spencer Stuart was based on a questionnaire and personal interviews with directors. In line with the recommendations of the Unified Code and as stated in the Rules and Regulations of the Board, a special section was included for the individual evaluation of the chairman, the CEO and the other directors. The exercise focused on the organisation, operation and content of the meetings of the board and its committees, a comparison versus other international banks and open questions on future-related issues (strategy and internal and external factors which could affect the Group’s performance) and other matters of interest.

Directors highlighted the following as strong points of the Group’s corporate governance: the directors’ knowledge of and experience in banking business; the balance between executive and external directors; the dedication of board members and their involvement in risk control. Attention was also drawn to the role of the board in managing the crisis, the advantage taken of business opportunities, and risk control, as well as strategic support to management.

The committee structure, which in the opinion of the directors operates very well, has also helped to bring the board closer to the functioning of the Group’s day-to-day activities, emphasising the dedication and involvement of directors.

Directors considered that these strengths have enabled the Group to become a management benchmark in the present crisis, thanks to the board’s involvement in controlling credit risk and others, including reputational and operational risks.

Likewise, with respect to the organisation, operation and content of the board meetings, the following aspects were highlighted: the high level of strategic debates; the training programme and the high level of commitment of directors (possibility of attending meetings of the executive committee and the other committees by directors who are not members of the same).

In short, the self-evaluation expressed a highly positive opinion of the organisation and operation of the board and its committees.

Appointment, re-election and ratification of directors

The proposals for appointment, re-election and ratification of directors, regardless of the status thereof, that the board of directors submits to the shareholders for consideration at a general shareholders’ meeting, as well as the appointment decisions made by the board itself in the exercise of its powers to make interim appointments as permitted by law, must, in turn, be preceded by the corresponding proposal of the appointments and remuneration committee.

Although the proposals of the committee are not binding, the Rules and Regulations of the Board provide that if the board does not follow them, it must give reasons for its decision.

Currently, all directors have been appointed or re-elected at the proposal of the appointments and remuneration committee.

Decision-making process

•	A board of directors that is well-versed in the business, balanced and with long experience.

•	Collective decision-making and a long-term vision.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Remuneration

Remuneration system

Article 58 of the By-laws provides that the directors shall have the right to receive, in consideration for the performance of their duties as board members and as a share in the profits for each financial year, remuneration equal to 1% of the Bank’s net profits for the respective financial year, although a director may agree to reduce this percentage.

In exercising its powers, the board set the amount for the 2012 financial year at 0.321% of the Bank’s profits for the year. This percentage was calculated by including in the numerator not only the annual allocation, but also the attendance fees accrued by the directors during the financial year, as provided for in article 58.

The remuneration of directors is approved by the board at the proposal of the appointments and remuneration committee, except for such remuneration as consists of the delivery of shares or options thereon, or paid under other remuneration systems established by reference to the value of the shares of the Bank, the approval of which, by law and the By-laws, is within the purview of the shareholders acting at a general shareholders’ meeting, at the proposal of the board made after a report of the appointments and remuneration committee.

The Group’s policy provides that only executive directors may be beneficiaries of remuneration systems consisting of the delivery of shares or rights thereon.

Remuneration of the board in 2012

In 2012, the board resolved to reduce the total remuneration of the directors, for all items, by 35%.

The annual allocation to which the board members are entitled for the performance of supervisory and collective decision-making duties was reduced by 15% vis-á-vis the amounts paid the previous year, which in turn were 6% lower than those paid in 2010.

As regards executive directors, the board decided generally to maintain the fixed remuneration payable for 2013 and to make an average 38% reduction in the variable remuneration paid for 2012.

All details regarding the director remuneration policy in 2012 may be consulted in the report of the appointments and remuneration committee forming part of the corporate documentation of Banco Santander.

Anticipation and adjustment to the regulatory framework

The board of directors, at the proposal of the appointments and remuneration committee, promotes and encourages a remuneration system that fosters a rigorous management of risks, and implements ongoing monitoring of the recommendations issued by the principal national and international bodies with authority in this field.

Report on director remuneration policy

As provided in the By-laws (article 59.1), the board of directors annually approves a report on the director remuneration policy, which sets forth the standards and grounds that determine the remuneration for the last and current financial year, making such report available to the shareholders on occasion of the call to the annual general shareholders’ meeting.

In 2012, such report was submitted to the shareholders at the general shareholders’ meeting held on 30 March, as a separate item on the agenda and as a consultative matter; 88.4% of the votes were in favour of the report.

Transparency

Pursuant to the By-laws (article 59.2), the annual report includes itemised information on the remuneration received by each director, with a statement of the amounts for each item of remuneration. The report also sets forth, on an individual basis for each item, the remuneration for the executive duties entrusted to the executive directors of the Bank.

All such information is contained in note 5 to the Group’s legal report.

Some of the measures promoted by the board

•	2010: Report on remuneration policy

The report on the director remuneration policy has been submitted to the shareholders at the general shareholders’ meeting since 2010 as a separate item on the agenda and as a consultative matter.

•	2011: Re-election to position of board member for three years

As from the 2011 general meeting, re-election to the position of board member is for three years, having previously been for five years, while Spanish law permits a maximum of six years.

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Duties of directors, related-party transactions and conflicts of interest

Duties

The duties of the directors are governed by the Rules and Regulations of the Board, which conform both to the provisions of current Spanish law and to the recommendations of the Unified Good Governance Code.

The Rules and Regulations expressly provide for the duties of diligent management, loyalty, secrecy and inactivity in the event of knowledge of confidential information.

The duty of diligent management includes the directors’ duty to inform themselves adequately of the progress of the Bank and to dedicate to the position the time and effort needed to carry it out effectively. The directors must inform the appointments and remuneration committee of their other professional obligations, and the maximum number of boards of directors on which they may sit is governed by the provisions of Law 31/1968, of 27 July.

Related-party transactions

To the best of the Bank’s knowledge, no member of the board of directors, no person represented by a director and no company of which such persons, or persons acting in concert with them or through nominees therein, are directors, members of senior management or significant shareholders, has made any unusual or significant transaction with the Bank during financial year 2012 and through the date of publication of this report.

Control mechanisms

As provided in the Rules and Regulations of the Board (article 30), directors must inform the board of any direct or indirect conflict of interest with the interests of the Bank in which they may be involved. If the conflict relates to a transaction, the director may not carry it out without the approval of the board, following a report from the appointments and remuneration committee.

The director involved must refrain from participating in the discussion and voting on the transaction to which the conflict refers.

•	2012: Upper limit for capital increases without pre-emptive rights

On the proposal of the board, an upper limit has been established on the power to exclude preemptive rights for increases carried out during the next three years covered by the additional share capital authorised at the 2012 general meeting.

In the case of directors, the body in charge of resolving any disputes is the board of directors itself.

Specific situations of conflict

In financial year 2012 there were 74 cases in which directors, including those who are members of senior management, abstained from participating and voting in the discussions of the board of directors or of the committees thereof.

The breakdown of the 74 cases is as follows: on 18 occasions, the abstention was due to proposals to appoint or re-elect directors; on 38 occasions, the matter under consideration was the approval of terms of remuneration and other terms of the contracts with the directors; on 9 occasions, proposals were discussed regarding the financing of companies or entities related to various directors or to those abstaining; on 5 occasions, the situation arose from the annual verification of the status of the directors made by the appointments and remuneration committee at its meeting of 17 February 2012 pursuant to article 6.3 of the Rules and Regulations of the Board; on 2 occasions, the matter concerned the evaluation entrusted by article 17.4. k) of the Rules and Regulations of the Board to the appointments and remuneration committee regarding the professional obligations of directors to assess whether such obligations may interfere with the dedication required of directors in order that they effectively perform their work; on one occasion, the matter at hand was the approval of a contribution in favour of a foundation chaired by a director; and on another occasion the matter was placing on record the gratitude of the board for the work carried out by a director.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

Board committees

General information

The board has constituted, as decision-making committees, an executive committee, with delegated general decision-making powers, and a risk committee with delegated powers specifically in the area of risks.

The board also has other committees at its disposal with supervisory, information, advisory and proposal powers (the audit and compliance, appointments and remuneration, technology, productivity and quality, and international committees).

Executive committee

The executive committee is a basic instrument for the corporate governance of the Bank and its group. It exercises by delegation all the powers of the board (except those which cannot be legally delegated or which cannot be delegated pursuant to the provisions of the By-laws or the Rules and Regulations of the Board), assuming the day-to-day management of the business. It reports to the board on the matters dealt with and the resolutions adopted by making the minutes of its meetings available to the directors. It normally meets once per week.

There are currently seven directors sitting on the committee, of whom four are executive and three are independent non-executive directors.

Its duties and composition are established in the By-laws (article 51) and in the Rules and Regulations of the Board (article 14).

Risk committee

This is also an executive committee, with powers delegated thereto by the board in matters regarding risks. It normally meets twice per week.

It is governed by the By-laws (article 52) and the Rules and Regulations of the Board (article 15), which define the composition and duties of this committee.

Board committees

NUMBER OF MEETINGS AND DURATION OF COMMITTEES

	Number of
Committees	meetings	Hours(*)
Executive committee	59	295
Risk committee	98	294
Audit and compliance committee	11	55
Appointments and remuneration committee	11	33
Technology, productivity and quality committee	2	4
International committee	1	2

(*)	Estimated hours of average dedication per director.

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The appointments and remuneration committee proposed the appointments of Ms Isabel Tocino Biscarolasaga and Mr Manuel Soto Serrano as members of the risk committee at its meeting on 15 March 2012. Such proposals were approved by the board of directors at its meeting on 30 March 2012.

The committee is currently made up of five directors, of whom two are executive and three are independent non-executive. Its chairman is a vice-chairman with executive duties pursuant to the Rules and Regulations of the Board (article 15.1) .

Pages 160 and onwards of this annual report contain broad information regarding the risk committee and the Group’s risk policies, the responsibility for which (article 3 of the Rules and Regulations of the Board) is part of the board’s general duty of supervision.

Audit and compliance committee

The audit and compliance committee, among other duties, reviews the Group’s financial information and its internal control and risk management systems, serves as a communication channel between the board and the auditor, ensuring the independent exercise of the latter’s duty, supervises work regarding the internal audit function, and is informed of the reports published both by Spanish supervisory authorities and by those of other countries in which the Group has business. It normally meets on a monthly basis (it met 11 times in 2012).

As provided in the By-laws (article 53) and the Rules and Regulations of the Board (article 16), this committee must be made up of non-executive directors, the majority of whom must be independent. Its chairman shall be an independent director. It is currently composed of independent non-executive directors only.

The audit and compliance committee prepared a report regarding its activities in 2012, which is available to the shareholders as part of the annual documentation.

Appointments and remuneration committee

The appointments and remuneration committee, among other duties, proposes the director remuneration policy to the board, producing the corresponding report, and the appointments and remuneration of its members including the executives and other members of senior management and key Group personnel.

The By-laws (article 54) and the Rules and Regulations of the Board (article 17) provide that this committee is also to be made up exclusively of non-executive directors and that its chairman shall be an independent director. All its current members are independent non-executive directors.

During financial year 2012, none of the members of the appointments and remuneration committee was an executive director, member of senior management or employee of the Bank, and no executive director or member of the senior management of the Bank sat on the board (or on the remuneration committee) of companies that employed members of the appointments and remuneration committee.

Since 2004, the appointments and remuneration committee has published an activities report which, since 2006, also includes the report on director remuneration policy.

Technology, productivity and quality committee

The technology, productivity and quality committee (article 13 of the Rules and Regulations of the Board) has the duty to review and report on plans and activities regarding information systems and programming of applications, investments in computer equipment, design of operating processes in order to increase productivity, and programmes for the improvement of service quality and measuring procedures, as well as those relating to means and costs.

It is made up of five directors, three of whom are executive and two are independent non-executive.

International committee

The international committee (article 13 of the Rules and Regulations of the Board) has the duty to monitor the development of the Group’s strategy and of the activities, markets and countries in which the Group desires to have a presence through direct investments or specific transactions. It is kept informed of the initiatives and commercial strategies of the various units within the Group and of the new projects arising for it.

It is made up of six directors, of which three are executive and three are independent non-executive.

* * *

In line with the board regulations, every director can attend, with a voice but no vote, meetings of board committees of which he or she is not a member, at the invitation of the chairman of the board and that of the committee concerned, following a request to the chairman of the board.

Likewise, any board member who is not on the executive committee can attend its sessions when invited to by the chairman. 2012 saw seven directors from outside the committee each attend an average of 16 of its meetings.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

International advisory board

Since 1997, the board of directors has had an international advisory board made up of members of various nationalities and from various areas of activity, all of whom come from outside the Bank and none of whom serve as directors. This international advisory board cooperates with the board of directors in the design, development and, if applicable, implementation of the overall business strategy by contributing ideas and suggesting business opportunities.

During 2012, the international advisory board held two meetings, at which the following matters, among others, were discussed; the performance of the Group’s results; the situation of the European Union and its prospects; the results of the U.S. elections and their impact on the economy; and the performance of the Spanish economy and progress in the reform of the financial system.

It is currently composed of the following 10 members, representing 6 nationalities:

Chairman	Mr Antonino Fernández, former chairman of Grupo Modelo in Mexico

Members	Mr Bernard de Combret, chairman of Total Trading, Geneva

Mr Antonio Escámez Torres, chairman of Banco Santander Foundation

Mr Carlos Fernández González, chairman and executive vice president of Grupo Modelo in Mexico

Mr Santiago Foncillas, former chairman of Grupo Dragados

Mr Richard N. Gardner, former US ambassador to Spain

Sir George Mathewson, former chairman of the Royal Bank of Scotland

Mr Fernando Masaveu, chairman of Grupo Masaveu

Mr Francisco Pinto Balsemâo, former prime minister of Portugal

Mr Luis Alberto Salazar-Simpson Bos, chairman of France Telecom España, S.A.

Secretary	Mr Ignacio Benjumea Cabeza de Vaca

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Attendance at meetings of the board of directors and its committees in 2012

Pursuant to the Rules and Regulations of the Board (article 20.1), absences from meetings must be limited to unavoidable cases. The average attendance rate at the board of directors’ meetings in the financial year 2012 was 98.36% .

An indication of the commitment and dedication of the directors is their rate of attendance at meetings of the board, which has exceeded 90% in recent years.

ATTENDANCE AT MEETINGS OF THE BOARD AND ITS COMMITTEES IN 2012

COMMITTEES
		Decision-making		Reporting
					Appointments	Technology,
				Audit and	and	productivity
Directors	Board	Executive	Risk	compliance	remuneration	and quality	International
Average attendance	98.36%	88.81%	90.2%	97.98%	100%	100%	100%

Individual attendance

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	11/11	53/59				2/2	1/1
Mr Fernando de Asúa Álvarez	11/11	59/59	97/98	11/11	11/11	2/2
Mr Alfredo Sáenz Abad	11/11	56/59				2/2	1/1
Mr Matías Rodríguez Inciarte	11/11	56/59	97/98
Mr Manuel Soto Serrano (1)	11/11		70/72	11/11	11/11	2/2
Mr Antonio Basagoiti García-Tuñón (2)	3/3	15/15	26/26			1/1
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	10/11	39/59				2/2	1/1
Mr Javier Botín-Sanz de Sautuola y O’Shea	10/11
Lord Burns (Terence)	11/11
Mr Vittorio Corbo Lioi	11/11
Mr Guillermo de la Dehesa Romero	11/11	56/59			11/11		1/1
Mr Rodrigo Echenique Gordillo	11/11	46/59		10/11	11/11		1/1
Ms Esther Giménez-Salinas i Colomer (3)	7/8
Mr Antonio Escámez Torres (2)	3/3	15/15	26/26			1/1	1/1
Mr Francisco Luzón López (4)	1/1	2/4
Mr Ángel Jado Becerro de Bengoa	11/11
Mr Abel Matutes Juan	11/11			11/11			1/1
Mr Juan Rodríguez Inciarte	11/11		60/98
Mr Luis Alberto Salazar-Simpson Bos (2)	3/3			3/3		1/1
Ms Isabel Tocino Biscarolasaga (1)	11/11		66/72		11/11

Note:	the denominator refers to the number of meetings held during the year in which he or she was a director or member of the respective committee.
(1)	Member of the risk committee since 30 March 2012.
(2)	Withdrew as member of the board on 30 March 2012.
(3)	Member of the board since 30 March 2012.
(4)	Withdrew as member of the board on 23 January 2012.

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

3.	SHAREHOLDER RIGHTS AND THE GENERAL SHAREHOLDERS’ MEETING

One share, one vote, one dividend.

No defensive mechanisms contemplated in the By-laws

The Bank has eliminated all defensive mechanisms in the By-laws, fully conforming to the One share, one vote, one dividend principle.

The By-laws of Banco Santander provide for only one class of shares (ordinary shares), granting all holders thereof the same rights.

There are no non-voting or multiple-voting shares, or preferences in the distribution of dividends, or limitations on the number of votes that may be cast by a single shareholder, or quorum requirements or qualified majorities other than those established by law.

Any person is eligible for the position of director, subject only to the limitations established by law.

Quorum at the annual general shareholders’ meeting held in 2012

Informed participation of shareholders at general shareholders’ meetings is an objective expressly acknowledged by the board (article 31.3 of the Rules and Regulations of the Board).

The quorum at the 2012 annual general shareholders’ meeting was 54.874%, above 50% for another year.

Encouragement of informed participation of shareholders at shareholders’ meetings

The Bank continues to implement measures designed to encourage the informed participation of shareholders at shareholders’ meetings. Thus, at the annual general meeting held in 2012, the shareholders had access to the electronic shareholders’ forum, in compliance with the provisions of the Companies Act.

This forum, which the Bank made available on the corporate website (www.santander.com), enables the shareholders to post proposed supplements to the agenda announced in the call to meeting, requests for adherence to such proposals, initiatives aimed at reaching the percentage required to exercise a minority right contemplated by Law, as well as voluntary proxy offers or solicitations.

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Information provided to the shareholders and communication with them

During 2012, the Bank held 565 meetings with investors and maintained an ongoing relationship with analysts and rating agencies, which entailed personal contact with 1,190 investors/analysts.

The investor and analyst relations department achieved recognition in 2012 from various sources, including its selection by IR Magazine as the best IR Team in the financial industry in Europe in the sell side category and second place in the same category according to the survey conducted by Institutional Investor magazine.

Santander has continued to strengthen the channels for shareholder information and service through the eight shareholders’ offices it has in significant markets in which it is present (Spain, United Kingdom, United States, Brazil, Mexico, Portugal, Chile and Argentina), and adding a new shareholders’ office in Mexico to serve the new shareholders resulting from its Mexican subsidiary’s listing on the stock exchange.

CHANNELS FOR SHAREHOLDER INFORMATION AND SERVICE

Telephone service lines	215,278	Questions
Shareholder’s mailbox	22,710	E-mails answered
	212,806	Subscriptions
Economic Forums	12,505	Participants
	161	held
SMS alerts	963,401	Alerts sent
	70,261	Subscriptions
Letters	612,500	Letters answered

Finally, in compliance with recommendations of the National Securities Market Commission on meetings with analysts and investors, both notices of meetings and the documentation to be used thereat are being published sufficiently in advance.

Annual general shareholders’ meeting held on 30 March 2012

Information on the call to meeting, establishment of a quorum, attendance, proxy-granting and voting

A total of 343,801 shareholders attended in person or by proxy, with 4,980,852,134 shares. The quorum was thus 54.874% of the share capital of the Bank.

The shareholders at the general shareholders’ meeting approved the corporate management of the Bank in 2011 with a 97.981% favourable vote.

The average percentage of affirmative votes upon which the proposals submitted by the board were approved was 93.120% .

The following data are stated as percentages of the Bank’s share capital:

Physically present	0.404	%(1)
By proxy	39.016	%(2)
Absentee votes	15.454	%(3)
Total	54.874%

(1)	Of this, 0.002% of share capital attended by remote means via Internet.
(2)	The percentage of share capital that granted proxies via Internet was 0.06%.
(3)	Of this, 15.443% of votes were cast by postal mail, the rest being electronic votes.

Resolutions adopted at the general shareholders’ meeting held in 2012

The full text of the resolutions adopted at the 2012 annual general shareholders’ meeting is available on the websites of both the Group (www.santander.com) and the CNMV (www.cnmv.es).

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

4.	SANTANDER GROUP MANAGEMENT TEAM

COMPOSITION

Chairman	Mr Emilio Botín-Sanz de Sautuola y García de los Ríos

Chief executive officer	Mr Alfredo Sáenz Abad

Executive vice presidents
Americas	Mr Jesús Mª Zabalza Lotina
Internal Audit	Mr Juan Guitard Marín
Retail Banking Spain	Mr Enrique García Candelas
Global Wholesale Banking	Mr José García Cantera
Mr Adolfo Lagos Espinosa
Mr Jorge Maortua Ruiz-López
Global Private Banking, Asset Management and Insurance	Mr Javier Marín Romano
Banesto	Mr Francisco Javier San Félix García
Brazil	Mr Marcial Portela Álvarez
Communications, Corporate Marketing and Research	Mr Juan Manuel Cendoya Méndez de Vigo
United States	Mr Jorge Morán Sánchez
Mr Juan Andrés Yanes Luciani
Strategy and Asia	Mr Juan Rodríguez Inciarte
Consumer Finance	Ms Magda Salarich Fernández de Valderrama
Financial Management and Investor Relations	Mr José Antonio Álvarez Álvarez
Financial Accounting and Control	Mr José Manuel Tejón Borrajo
Human Resources	Mr José Luis Gómez Alciturri
Risk	Mr Matías Rodríguez Inciarte
Mr Javier Peralta de las Heras
Mr José María Espí Martínez
Santander UK	Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea
Mr José María Nus Badía
Santander Universities	Mr José Antonio Villasante Cerro
General Secretariat	Mr Ignacio Benjumea Cabeza de Vaca
Mr César Ortega Gómez
Technology and Operations	Mr José María Fuster van Bendegem

In addition, Mr Ramón Tellaeche Bosch, a deputy executive vice president of the Bank, is the head of the Means of Payment division.

Country heads

Argentina	Mr Enrique Cristofani
Brazil	Mr Marcial Portela Álvarez
Chile	Mr Claudio Melandri Hinojosa
United States	Mr Jorge Morán Sánchez
Mexico	Mr Marcos Martínez Gavica
Poland	Mr Gerry Byrne
Mr Mateusz Morawiecki
Portugal	Mr Antonio Vieira Monteiro
United Kingdom	Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea

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Remuneration

Information on the remuneration of the executive vice-chairs is provided in note 5 to the Group’s legal report.

Related-party transactions and conflicts of interest

Related-party transactions

To the knowledge of the Bank, no member of senior management who is not a director, no person represented by a member of senior management who is not a director, and no company in which such persons or persons with whom they act in concert or who act through nominees therein are directors, members of senior management or significant shareholders, has made any unusual or significant transaction therewith during financial year 2012 and through the date of publication of this report.

Conflicts of interest

The control mechanisms and the bodies in charge of resolving this type of situation are described in the Code of Conduct in Securities Markets, which is available on the Group’s website (www.santander.com).

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ANNUAL REPORT 2012 CORPORATE GOVERNANCE REPORT

5.	TRANSPARENCY AND INDEPENDENCE

Financial information and other significant information

Financial information

Pursuant to the provisions of its Rules and Regulations (article 34.2), the board has taken the necessary actions to ensure that the quarterly and semi-annual financial information and the other information made available to the markets is prepared following the same principles, standards and professional practices as are used to prepare the annual accounts. To such end, the aforementioned information is reviewed by the audit and compliance committee prior to the release thereof.

As regards the annual accounts, they are reported on by the audit and compliance committee and certified by the head of financial accounting prior to the preparation thereof by the board.

Other significant information

Pursuant to the provisions of the Code of Conduct in Securities Markets, the compliance area is responsible for communicating to the CNMV the significant information generated in the Group.

Such communication shall be simultaneous to the release of significant information to the market or the media, as soon as the decision in question is made or the resolution in question has been signed or carried out. Significant information shall be disseminated in a true, clear, complete and equitable fashion and on a timely basis and, whenever practicable, such information shall be quantified.

In financial year 2012, the Bank published 107 significant events, which are available on the websites of the Group and the CNMV.

Relationship with the auditor

Independence of the auditor

The shareholders acting at the general shareholders’ meeting of 30 March 2012 approved the re-election of Deloitte, S.L. as auditor for one year, with the affirmative vote of 97.682% of the capital present in person or by proxy.

The Bank has mechanisms in place to preserve the independence of the auditor; worth noting is the obligation of the board to refrain from hiring audit firms in which the fees intended to be paid to them for any and all services are more than two per cent of the total income thereof during the last financial year.

In addition, the Rules and Regulations of the Board establish limits upon hiring the audit firm for the provision of services other than audit services that could jeopardise the independence thereof and impose on the board the duty to make public the overall fees paid by the Bank to the auditor for services other than audit services. The information for financial year 2012 is contained in note 48 to the Group’s legal report.

The Rules and Regulations determine mechanisms to be used to prepare the accounts so there is no room for qualifications in the auditor’s report. Nevertheless, the Bylaws as well as the Rules and Regulations also provide that, whenever the board believes that its opinion must prevail, it shall provide an explanation, through the chairman of the audit and compliance committee, of the content and scope of the discrepancy and shall endeavour to ensure that the auditor issue a report in this regard. The annual accounts of the Bank and of the consolidated Group for financial year 2012 are submitted without qualifications.

At its meeting of 13 February 2013, the audit and compliance committee received from the auditor written confirmation of its independence in respect of the Bank and the entities directly or indirectly related thereto, and information regarding additional services of any kind provided to them by the auditors or by entities related thereto, pursuant to the provisions of Royal Legislative Decree 1/2011, of 1 July, restated text of the Audit of Accounts Act.

Such committee, at the aforementioned meeting of 13 February 2013, issued a report setting forth a favourable opinion regarding the independence of the auditors and passing, among other matters, upon the provision of the additional services mentioned in the preceding paragraph.

The aforementioned report, issued prior to the audit report, has the content provided by the Securities Market Act (Ley del Mercado de Valores).

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Intra-group transactions

There were no intra-group transactions in financial year 2012 that were not eliminated in the consolidation process and that are not part of the ordinary course of business of the Bank or of the companies of its Group as regards the purpose and conditions thereof.

Website

Since 2004, the Group’s website (www.santander.com) has disclosed in the Shareholders and Investor Relations section of the main menu all information required under the Companies Act (Ley de Sociedades de Capital) and under Order ECO/3722/2003.

The contents of the Group’s website, which are presented with specific sections for institutional investors and shareholders and are accessible in Spanish, English and Portuguese, received approximately 124,000 visits per week.

The information available on such website includes:

•	The By-laws.

•	The Rules and Regulations for the General Shareholders’ Meeting.

•	The Rules and Regulations of the Board.

•	The professional profiles of and other information regarding the directors, in line with recommendation 28 of the Unified Code.

•	The annual report.

•	The annual corporate governance report.

•	The Code of Conduct in Securities Markets.

•	The General Code of Conduct.

•	The sustainability report.

•	The reports of the audit and compliance committee and the appointments and remuneration committee.

The announcement of the call to the 2013 annual general shareholders’ meeting will be viewable as from the date of publication thereof, together with the information relating thereto, including proposed resolutions and mechanisms for the exercise of the rights to receive information, to grant proxies and to vote, as well as an explanation of the mechanisms for the exercise of such rights by means of data transmission and the rules applicable to the electronic shareholders’ forum that the Bank will make available on its website (www.santander.com).

Unified Good Governance Code

Banco Santander follows practically all of the recommendations concerning corporate governance in the special working group report of 19 May 2006 on the good governance of listed companies (the Unified Code), and does not follow (i.e., does not adopt in full) a small number of them (3 out of 58).

The annual corporate governance report, which is a part of the management report, explains the position of the board

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FINANCIAL REPORT

ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

CONSOLIDATED FINANCIAL REPORT

General background

The global economy remained weak in 2012, due to Europe’s sovereign debt crisis and the slow recovery of the US economy. Emerging economies continued to be more positive, although some of them were also affected by the international environment. The euro zone’s crisis reached a turning point at the European Council in June and the financial aid mechanisms presented by the European Central Bank (ECB) in September, which reduced significantly the probability of a break-up of the zone accorded by the market.

In the US, the fourth quarter preliminary GDP figure showed a annualized decline of 0.1% because of the sharp cut in public spending in the face of the threat of the “fiscal cliff” and the negative contribution of stocks. Consumption and investment were positive and confirmed the continued expansion, albeit a moderate one. Growth for the whole of 2012 is estimated at 2.2% and the underlying inflation rate was within the Fed’s target range (close to 1.5%).

The lack of inflationary pressures suggested that a rise in interest rates was unlikely until the middle of 2015. Democrats and republicans reached a temporary agreement to avoid the “fiscal cliff”, which had it happened would have pushed the economy back into recession. The agreement gives two months to negotiate a new debt ceiling and agree specific structural spending cuts.

Latin America’s growth eased in 2012, with a varied performance by country. Growth was stronger than expected in Chile and less so in Brazil. Inflation remained controlled in the short term, interest rates softened and currencies tended to appreciate, except for the Brazilian real, in the last part of 2012.

Brazil’s GDP is expected to rise 1% in 2012, with a weaker than expected recovery in the second half. Despite the strengthening of consumption (thanks to job creation), the fall in investment is eroding economic growth. The central bank, with growth as one of the priorities of its strategy, continued to cut interest rates. The Selic reached a record low of 7.25%. Inflation was 5.8% at the end of 2012 (6.5% in 2011). The real traded against the dollar at below BRL 2 in the first half of the year, though lower than expected growth in the last part of the year modified the trend so that the currency ended 2012 at BRL 2.05/US$.

Mexico is expected to grow by almost 4%, backed by industrial exports, the residential sector and a greater participation of the services sector. Inflation remained within the Central Bank of Mexico’s target range (3% ± 1%) in the first half of the year and rose in the second half to 3.6% in December. Underlying inflation remained at around 3.5%, a comfortable level for the Central Bank of Mexico, which kept its key rate at 4.5% for the third year running. The peso was relatively stable at around MXN 13/US$ (MXN 13.02/US$ at the end of the year).

The growth of the Chilean economy is estimated at 5.6%, driven by buoyant domestic demand, mainly consumption (benefiting from growth in wages and lending) and investment. Inflation, which deteriorated at the end of 2011 and the beginning of 2012, improved in the second half and ended the year at 1.5% (4.4% in 2011). The benchmark interest rate remained stable at 5% after a cut of 25 b.p. in January. The peso traded at CLP 479/US$ (after remaining for almost all the year below CLP 500/US$).

The euro zone economy is expected to shrink 0.4% in 2012. The region returned to recession in the second half, reflecting public sector austerity measures and deleveraging of the private sector, and for a while a deterioration in the financial conditions related to the sovereign debt crisis and doubts on the future of Monetary Union (only dispelled after the summit in June and the European Central Bank’s measures).

Inflation remained above the ECB’s target of 2% throughout the year, with an average rate of 2.5%, due to higher oil prices at the start of the year and higher indirect taxes in some countries. Even so, inflation was lower than in 2011 and remains on a downward path that could see it at around the target in 2013.

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The ECB again played a key role in seeking to resolve the crisis. It began 2012 with two long-term financing operations to guarantee the financial system’s liquidity. In July, greater uncertainty led the ECB to cut its refinancing rate by 25 b.p. to 0.75% and the deposit rate (the reference rate for current money markets) to 0%.

In September the ECB unveiled Outright Monetary Transactions (OMT). The objective is to restore the transmission mechanism of monetary policy, affected by the financial fragmentation of the area associated with the perception of the risk of break-up of the euro zone. With them, the ECB can buy sovereign bonds with maturities of between one and three years provided the government requests a bail-out by the European Financial Stability Facility or the European Stability Mechanism. Although the triggering of the OMTs is in the hands of national governments, the announcement helped to ease financial tensions.

As regards the exchange rate, tensions in the euro zone caused the single currency to depreciate against the dollar since August and end the year at EUR 1/US$1.32.

The economic situation and prospects varied from country to country. The peripheral European economies suffered the impact of a tougher fiscal adjustment and deleveraging in the private sector, coupled with higher funding costs. The core countries, on the other hand, continued to be more resilient. Germany continued lowering its unemployment rate to 5.4%. GDP growth was 0.7%.

The Spanish economy shrank by around 1.4% in 2012, due to the strong adjustments in both the public (fiscal consolidation) and private sectors (deleveraging).

Domestic demand reflected the sharp fall in household consumption (higher VAT, rise in withholding income tax, wage reductions and uncertainty); the significant effort to contain spending and public investment (chiefly in the last part of the year) and the adjustment in the real estate sector. The positive feature was higher than expected exports, which contributed to a current account surplus in the last part of the year.

Inflation was 2.9%, affected by higher VAT, medical products and the rise in administered prices. The underlying inflation rate ended the year at 2.1%, in line with the evolution of prices in the Eurozone.

The UK economy remained unchanged (0.0%) in 2012. Excluding the third quarter, very influenced by the Olympic Games, activity was weak underlying. The factors were weaker external demand and the impact of the euro zone’s sovereign debt crisis, on the one hand, and weak domestic demand, on the other, affected by the fiscal adjustment, the need for households to reduce their debts and tighter borrowing conditions to the private sector.

Inflation was still high compared to other European economies and clearly above the Bank of England’s target, though it dropped in 2012 to 2.8% on average from 4.5% in 2011 and will probably continue to do so in 2013. The Bank of England held its base rate at 0.5%, increased its quantitative easing programme to a total of £375,000 million and introduced a Funding for Lending Scheme to foster credit to households and companies through providing long-term liquidity at interest rates below the market’s. Sterling appreciated to EUR 1 / £0.82.

Poland economy grew at a slower pace in 2012 (+2.0% estimated), although above the European average, due to Europe’s lower growth, less buoyant domestic consumption and measures to control the budget deficit. Inflation was more moderate (2.2% in December) and in the fourth quarter the central bank cut its key rate 50 b.p. to 4.25%, a trend that continued in 2013 (-50 b.p. in February to 3.75%). The zloty appreciated to EUR 1 / PLN 4.07.

EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	2012		2011
	Year end	Average	Year end	Average
US$	1.3194	1.2842	1.2939	1.3903
Sterling	0.8161	0.8106	0.8353	0.8675
Brazilian real	2.7036	2.5012	2.4159	2.3244
New Mexican peso	17.1845	16.8940	18.0512	17.2523
Chilean peso	631.7287	624.4675	671.3400	672.0923
Argentine peso	6.4865	5.8295	5.5686	5.7445
Uruguayan peso	25.3061	25.9755	25.8133	26.7630
Polish zloty	4.0740	4.1820	4.4580	4.1105

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Provisioning and recapitalizing the Spanish banking sector

Spain deepened in 2012 the provisioning and recapitalization of its banking sector, begun in 2009. This process is part of the measures adopted to reduce tensions in financial markets stemming from the intensification of the sovereign debt crisis and doubts on the health of the Spanish banking system.

Five main steps have been taken to strengthen the credibility of and confidence in the Spanish banking system.

1.	More provisions required for loans to the construction and real estate sectors, differentiated by the type of asset and situation, including those up to date with payments.

2.	Expert and independent assessment of banks’ balance sheets to determine the system’s capital needs and those of each bank.

3.	Request for financial assistance from European institutions to recapitalize those banks which require it.

4.	Creation of the company for the management of assets from the reconstruction of the banking system (known as Sareb).

5.	Recapitalisation and restructuring of banks that needed state aid.

▶    1. Requirement for additional provisions for the real estate sector

Two royal decree laws (2/2012 February and 18/2012 May) required the banking sector to set aside EUR 84,000 million of extra provisions to cover possible losses from real estate loans in the coming years.

These requirements, which had to be covered by the end of 2012, raised the average coverage of loans to the real estate sector from 18% at the end of 2011 to 45%. The higher levels of coverage were applied to those assets with a reduced capacity to be sold. Specifically, developments underway and land, both foreclosed and in doubtful situation, increased their coverage levels to 65% and 80%, respectively.

Also of note was that the part of the real estate portfolio up to date with payment increased its average coverage level to 30%.

In the case of Grupo Santander in Spain, implementing the requirements set in both royal decree laws amounted to EUR 6,800 million of provisions.

At the end of 2012, the Group had fully covered all the required provisions.

▶    2. Expert and independent assessment of the banking system

This was an exercise of maximum transparency, which extended the analysis of the real estate exposure by incorporating the total credit portfolio to the resident private sector, both loans to homes (including mortgages) as well as to SMEs and the rest of non-financial companies.

The assessment of the 14 largest banks and groups (90% of the sector) was carried out in two phases.

•	First phase, a top-down analysis by the consultancies Oliver Wyman and Roland Berger to assess the sector’s resistance as a whole in two scenarios during 2012-2014 and determine the system’s global capitalization needs, under two scenarios (standard and adverse). It was completed in June, with the following results:

	Oliver Wyman		Roland Berger
EUR billion	Base	Adverse	Base	Adverse
Total stress losses*	170-190	250-270	119.1	169.8
Required capital	16-25	51-62	25.6	51.8

*	The analysis of Roland Berger, unlike that of Oliver Wyman, takes into account the previously established provisions.

•	Second phase. A bottom-up analysis consisting of a detailed analysis of banks’ credit portfolios, which assessed their systems for classifying, provisioning and measuring their credit risks. A wider exercise was then carried out where, on the basis of the specific figures of each bank and applying a stress test, the banks’ individual capital needs were calculated under both scenarios.

In this second phase, conducted by Oliver Wyman, the four leading auditing firms in Spain (Deloitte, PwC, Ernst & Young and KPMG), six Spanish and foreign real estate appraisal companies and a project director (The Boston Consulting Group) to support the Bank of Spain in coordination participated.

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The exercise was very rigorous, both in the amount of information analysed as well as the toughness of the data used in the adverse scenario and the process’s model of international monitoring and governance, supervised by the ECB, EC and IMF.

The adverse scenario (probability of less than 1%) includes sharp falls in GDP (-6.5% between 2012-2014), a rise in unemployment (to 27.2% in 2014) and a big fall in real estate prices. The scenario was the toughest of those applied so far in Europe in the conducted stress tests.

The severity of the exercise is reflected in the levels used for the probability of default and in the adjustments applied to estimate the banks’ capacity to absorb losses. The default probability was multiplied by three in the portfolios of companies and real estate developers (to 27% and 87%, respectively). In mortgages to individuals it was multiplied by five (to 15%) and in foreclosed properties the expected loss was increased to 64%.

As for the absorption capacity, revenues from trading gains and from the investment portfolio were limited, dividend income reduced by 30% and business decisions not executed at the time of the analysis were not taken into account.

The results of the bottom-up analysis for 2012-2014 showed that:

•	Total losses in the credit portfolio (loans in Spain) would be EUR 270,000 million in the adverse scenario and EUR 183,300 million in the baseline scenario.

•	In the adverse scenario, the system’s capital needs to attain the required core capital ratio of 6% (CT1) were estimated at EUR 59,300 million (EUR 53,700 million considering the fiscal impact). This figure is based on the difference between the estimated losses and the total capacity of absorption (provisions and protection frameworks already established, pre-provision profit and the initial surplus of capital).

•	These capital needs in the baseline scenario (CT1 of 9%) were estimated at EUR 24,000 million (EUR 25,900 million considering the fiscal impact).

The results for individual banks were as follows:

•	Seven banks that represent 62% of the credit portfolio analysed do not need any more capital (Group 0).

•	The four banks taken over by Fund for the Orderly Bank Restructuring (FROB) form Group 1 and account for 86% of the sector’s capital needs.

•	The rest of banks with capital needs, after presenting their recapitalization plans, form Group 2 if they need state aid and Group 3 if they obtained the funds by themselves.
In the case of Banco Santander, the results of the adverse scenario were as follows:

•	The only bank to increase its CT1: from 9.7% to 10.8%.

•	Large capital surplus in 2014 of EUR 25,300 million.

•	The largest capacity to generate profits in the system.

•	Expected loss for SAN 15.6%, below that of the sector (17.4%).

▶    3. Request for European financial assistance

This was approved in July by the Eurogroup. Its basic features and conditionality are set out in the Memorandum of Understanding. They are:

•	Financial: credit line to the FROB of up to EUR 100,000 million with the guarantee of the Spanish state; average maturity of 12.5 years, in better conditions than the market and without seniority status over other debts.

•	Conditionality for the financial sector:

•	Individual for banks that require recapitalization with public funds: restructuring plan needed within the state’s rules of scope and aid; segregating problematic assets.

•	For each single entity: minimum core capital ratio of 9% and tracking of the evolution of balance sheets, particularly liquidity and deposits.

In addition, the Memorandum of Understanding sets out the need to improve the restructuring and resolution processes for banks in Spain, specified in Royal Decree Law 24/2012 of August and subsequent developments. The main aspects are:

•	New restructuring and resolution framework with clear definition of functions between the FROB and the Deposit Guarantee Fund.

•	Holders of preference shares and subordinated debt in banks with state aid to assume losses.

•	Transfer of impaired assets from banks with state aid to an asset management company.

The restructuring plans of the banks that required state aid for their recapitalisation (Groups 1 and 2) have had to adapt to this new framework as well as receive the approval of the EU competition authorities in order to receive European financial assistance.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

▶     4. Creation of the company for the management of assets from the reconstruction of the banking system (known as Sareb)

The creation of Sareb, also known as “bad bank”, is a decisive step toward recovering confidence in the Spanish banking system, which should be reflected in a lower cost of funding and better ratings.

Its objective is to manage and sell in an orderly fashion the loans and real estate assets placed in it from banks in Groups 1 and 2 over no more than 15 years.

Sareb’s basic features are:

•	The total volume of assets under management is around EUR 50,000 million net of provisions, of which EUR 36,700 correspond to Group 1 banks and the rest to Group 2.

•	The assets transferred must be over EUR 100,000 for foreclosed properties and EUR 250,000 for loans to developers.

•	Conservative transfer price: average discount of 54%, higher than the average expected loss in Oliver Wyman’s adverse scenario.

•	Financial structure: medium-term debt (1 to 3 years) with state guarantees as payment for net assets transferred, and equity of 8% of said assets (2% capital and 6% subordinated debt – remunerated at 8%).

•	Shareholders: 55% private (participation of the main Spanish banks and insurers and also subsidiaries of foreign banks) and 45% public (FROB).

The initial 15-year business plan envisages a return on equity of close to 15% on average a year, aided by:

•	A conservative transfer price.

•	Annual sales lower than international references.

•	A price scenario that sees a rise as of the fourth year and

•	A significant part of the credit portfolio up to date with payments as a revenue generator.

Grupo Santander has committed an investment of EUR 840 million in Sareb (25% capital and 75% subordinated debt).

The Group’s stake is around 17% with two representatives on the board of directors.

▶     5. Recapitalisation and restructuring of banks that needed state aid

Following the review and approval of the recapitalisation and restructuring plans of banks in need of capital (according to Oliver Wyman report) by the Spanish and European authorities, the state aid for each bank was determined.

The capital to be injected by FROB into Group 1 banks amounted to EUR 36,968 million. In December 2012, this amount was transferred from the European Stability Mechanism to FROB, together with EUR 2,500 million for FROB’s contribution to Sareb, which recapitalised these banks before the end of the year.

In the case of the four banks that made up Group 2, FROB will inject EUR 1,865 million of capital. Two banks (in Group 3) in need of capital but which showed a capacity to cover their needs themselves will not receive state aid.

The total state aid for banks in need is EUR 38,833 million, significantly below the EUR 54,000 million identified by Oliver Wyman for these banks. This lower amount is due to the losses assumed by hybrid instruments, the transfer of assets to Sareb and capital gains realised by banks.

The sector is in the final phases of its recapitalisation, which will enable those banks to meet the maximum quality capital ratio requirement of 9%.

In addition, and according to the aforementioned Memorandum of Understanding, a profound restructuring was underway in the eight banks receiving state aid, which must reduce their balance sheets before 2017:

•	The Group 1 banks will cut their balance sheets by 60% and focus their business model on retail lending and to SMEs in their home regions.

•	The Group 2 banks will reduce their balance sheets by between 25% and 40%.

•	A bank that was not viable on its own has been sold.

The European Commission believes that these business reduction plans, which involve big closures of branches and shedding of employees, guarantee the long-term viability of all these banks.

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2012 Summary of Grupo Santander

Grupo Santander posted an attributable profit of EUR 2,205 million in 2012, 58.8% less than in 2011.

The result would have been EUR 5,251 million (-25.2%) but for the special provisions set aside for soured property loans in Spain (EUR 6,140 million gross and EUR 4,110 million net of tax). After these provisions, Santander has exceeded the amounts required by royal decree laws 2/2012 and 18/2012.

Of the net provisions, EUR 1,064 million came from capital gains, mainly from the sale of the subsidiary in Colombia and the insurance operation in Spain and Portugal, and EUR 3,047 million was charged to the year’s ordinary earnings.

In a still complex environment in many of the markets in which we operate, Santander showed the resistance of its business model and the Group’s capacity to keep on generating high recurring results. This was underscored by the pre-provision profit (net operating income), which continued to absorb the higher provisions required by the phase of the cycle and the regulatory requirements.

The pillars of Santander’s model are:

•	Focus on the customer and on retail business.

•	Geographic diversification and the model of subsidiaries.

•	Discipline in risks, liquidity and capital. Strengthening the three variables was a priority in the Group’s management during 2012.

•	The continuous effort in improving operational and commercial efficiency.

•	The Santander brand, recognized as one of the main ones in the banking world: fourth financial brand according to Top Banking Brands 2012, fifth by leadership according to the Hay Group published by Forbes and the world’s best global bank according to Euromoney.

•	Santander staff. The Group’s 186,763 professionals are a key element in its business model.

•	Sustainable business development.

In this environment, and with these strengths, the main features of management in 2012 were:

1.	Solid generation of recurring results. Over the last few years, Grupo Santander has continuously increased its revenues which, as well as setting us apart from the banking sector’s performance as whole, enabled us to keep on boosting net operating income (pre-provision profit), which in 2012 amounted to EUR 23,559 million.

This figure makes Santander one of the best banks in the world in profit generation, and for the 10th year running was higher than the preceding year (on a like-for-like basis) and shows the excellent evolution during the crisis. Pre-provision profit amounted to almost EUR 110,000 million for the last five years.

This capacity to generate results, which is backed by the geographic diversification and the basic focuses of management adapted to each market, endows the income statement with extraordinary strength and provides substantial leeway to absorb provisions in the most demanding scenarios.

•	Gross income increased 2.2%. Net interest income (NII) and fee income rose in a growth scenario in emerging markets and reduced activity, very low interest rates and upward pressure on funding costs in developed markets. On the other hand, income by the equity accounted method declined because of the reduced size of equity stakes in some units and the negative impact of larger contributions required by the deposit guarantee funds.

•	Operating expenses grew 2.9%, with very differentiated management on the basis of markets and businesses. The larger rise corresponded to emerging countries or where we are investing in the franchise, such as in the United States. Spain’s and Portugal’s costs declined.

•	The efficiency ratio was 46.1%, the best figure among our European and North American peers.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

2.	As part of the strategy to prioritise in strengthening the balance sheet, the first point to make is the effort to boost provisions. The Group set aside a total of EUR 18,806 million during 2012.

Of these provisions, the figure for Spain of around EUR 9,000 million was particularly significant, partly due to the rise in NPLs throughout the banking system because of the recession and partly because of the provisions for real estate loans.

These provisions were combined with a strategy of sharply reducing the net real estate exposure in Spain, which was reduced by EUR 12,400 million in 2012 and EUR 28,500 million (-69%) since the end of 2008 and the onset of the crisis.

The provisions and the reduction in the exposure resulted in a notable rise in coverage ratios in 2012. Coverage of problematic real estate balances (doubtful, sub-standard and foreclosures) was 50% (37% at the end of 2011) and the total exposure (including outstanding balances) increased its coverage ratio from 22% in 2011 to 47%.

This produced a rise of 25.1 percentage points in total coverage of credit risk in Spain to 70.6%, and of 11.2 percentage points in the Group’s total coverage (from 61.4% in December 2011 to 72.6% at the end of 2012).

As for the NPL ratio, and although the Group is not immune to the market’s trends, Santander’s risk management model means that, generally, we compare well with the system’s average in the main markets where we operate. The Group’s ratio at the end of 2012 was 4.54%, with most of the rise due to units in Spain and Brazil.

3.	Solid funding structure and improvement in the Group’s liquidity ratios. In a year of substantial tensions in markets caused by the sovereign debt crisis and doubts on the euro’s survival, the improvement in the liquidity position was a priority in the Group’s strategy.

The capacity to capture funds in the retail market through the extensive branch network, the wide and diversified access to wholesale markets via Santander’s model of subsidiaries and the current context of reduced funding needs in some markets because of deleveraging enabled the Group to bolster in 2012 its liquidity situation and that of its subsidiaries, particularly in the euro zone. Some of the measures that reflect this improvement were:

•	At the Group level, the loan-to-deposit ratio ended the year at 113% (down from 117% in 2011 and 150% in 2008). The structural liquidity surplus was more than EUR 157,000 million and the liquidity reserve amounted to EUR 217,000 million.

•	The gap between loans and deposits in Spain and Portugal was reduced by EUR 42,000 million in 2012. In the specific case of Spain, the year ended with a loan-to-deposit ratio of 96% (118% in 2011).

•	Management of liquidity by stand-alone subsidiaries enabled the Group to maintain a conservative strategy and issue EUR 43,000 million of medium- and long-term issuances and securitisations (EUR 16,000 million issued in Spain).

4.	High Group solvency, with the core capital ratio ratio rising for the sixth straight year. This ratio rose from 10.02% in 2011 to 10.33% in 2012, in accordance with the BIS II international standard.

Furthermore, the publication of stress test results for individual Spanish banks confirmed the Group’s strength, solvency and capacity to face a further slide in the economic environment.

5.	High shareholder remuneration. Santander maintained in 2012 a total remuneration of EUR 0.60 per share, through its Santander Dividendo Elección (scrip dividend) programme, which meant maintaining the remuneration per share of the three previous years.

6.	Santander developed in 2012 a wide range of measures in order to keep on advancing in improving the Group’s global positioning since the onset of the crisis. The following steps, among others, were part of this strategy:

•	Organic growth in countries such as Mexico, Brazil and the US where we are increasing our installed capacity and enhancing our commercial capacity.

•	As part of the strategy to deepen the model of listed subsidiaries, 24.9% of Banco Santander Mexico was floated.

This IPO, which drew a big demand, was the largest offering of shares in Mexico and the third largest in the world in 2012. After it, Santander Mexico’s market capitalization ended 2012 at EUR 16,639 million and among the 70 largest banks in the world.

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•	Organic and inorganic rise of the presence in Poland, where 2012 was the first full year for the consolidation of BZ WBK and where we reached a merger agreement with Kredyt Bank, which went ahead at the beginning of 2013.

This operation, together with the Group’s strong position in Poland’s consumer credit business, consolidated Santander as one of the main players in a key country for the Group.

•	Adjustment to the competitive environment in Spain. Within the restructuring framework of the financial sector in Spain, the Group will strengthen the Santander brand by integrating Banesto and Banif into Banco Santander.

The single brand and new structure, with 4,000 branches under the same corporate identity, will enable Santander to better take advantage of the opportunities to gain market share in Spain, by providing a wider range of products and a better quality of service.

The operation also offers significant synergies of integration, is a low risk one and will have a positive impact of around 3% on earnings per share over consensus by the third year.

The legal merger is expected to be completed in May 2013 and the operational and brand integration is expected to be accomplished before the end of 2013.

•	Lastly, agreements were signed in 2012 to improve the revenue-generating capacity of global businesses, with corporate operations in insurance and cards.

All these operations enabled the Group to end 2012 in a position of great growth potential in the coming years.

The main developments in the principal (or geographic) segments were:

•	Continental Europe: attributable profit of EUR 2,305 million (+0.8%), largely determined by the rise in gross income in the second half of the year in the retail networks in Spain and the higher profit at Santander Consumer Finance (+9.0%) and BZ WBK (Poland), which increased 43.9% partly due to the perimeter effect (without it: +21%). These advances were offset to some extent by the higher provisions made in Spain and Portugal.

•	UK: attributable profit of £ 952 million (-10.2%). Gross income was affected by the higher cost of funding and the impact of low interest rates, costs that dropped and provisions up 22.8%, though they declined in the second half of the year over the first half (-14%).

•	Latin America: attributable profit of EUR 4,305 million. In constant currency, gross income rose 11.7% and net operating income 15.7%. This did not feed through to attributable profit because of higher provisions, taxes and the perimeter effect. Without the latter, profit was 3.7% higher.

•	US: attributable profit of $1,042 million, 25.8% less because of the perimeter effect on Santander Consumer USA and a negative impact of $127 million from the charge made as a result of the judicial recommendation in the third quarter to remunerate the Trust PIERS issue at 13.61%.

A more detailed analysis of the results and of the main balance sheet items now follows.

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Grupo Santander. Results

▶	Gross income of EUR 43,675 million, 2.2% more in the year, reaching an all-time high due to the resistance to the cycle in developed markets and the increase in emerging ones.

▶	Costs under control (+2.9%), with differentiated management by units.

▶	Solid generation of recurring profits: EUR 23,559 million of pre-provision profit (net operating income) for the Group, improving for the 10th year running.

▶	The strength of the income statement allowed the exceptional provisions (EUR 18,806 million, of which EUR 6,140 million were for real estate in Spain) to be absorbed.

▶	At the end of 2012, the provisions made exceeded the amounts required by the royal decree laws and represented a significant increase in the coverage ratios in Spain and in the Group.

▶	The attributable profit for the Group amounted to EUR 2,205 million, 58.8% less than in 2011. Before real estate provisions the attributable profit was EUR 5,251 million.

In 2012, the Group posted an attributable profit of EUR 2,205 million, 58.8% less than in 2011.

This was due to several factors that negatively affected year-on-year comparisons.

•	The most important one was provisions for real estate risk in Spain of EUR 4,110 million net of tax, EUR 1,064 million of which came from the capital gains generated mainly from the sale of the subsidiary in Colombia and the insurance operation in Spain and Portugal, and EUR 3,047 million were charged to the year’s earnings.

•	A negative perimeter effect on attributable profit of 11 p.p. resulting from the difference between:

•	a positive effect from the entry in April 2011 of Poland’s Bank Zachodni WBK and to a lesser extent the business acquired from SEB in Germany as of February 2011, and

•	a negative effect from the sale of the subsidiary in Colombia; the reduced contribution of income by the equity accounted method (due to the entry of new partners in Santander Consumer USA and the partial sale of insurance business in Latin America; the reinsurance of the portfolio of individual life risk of Santander’s insurers in Spain and Portugal, and the rise in minority interests in Brazil, Mexico and Chile.

INCOME STATEMENT (EUR Million)

	2012	2011	Variation amount	%	2010
Net interest income	30,147	29,110	1,037	3.6	27,728
Dividends	423	394	29	7.3	362
Income from equity-accounted method	427	775	(348)	(44.9)	470
Net fees	10,307	10,208	100	1.0	9,551
Gains (losses) on financial transactions	2,698	2,499	199	8.0	2,585
Other operating income/expenses	(327)	(232)	(94)	40.5	(110)
Gross income	43,675	42,754	921	2.2	40,586
Operating expenses	(20,116)	(19,559)	(557)	2.9	(17,905)
General administrative expenses	(17,928)	(17,468)	(460)	2.6	(15,986)
Personnel	(10,323)	(10,157)	(167)	1.6	(9,196)
Other general administrative expenses	(7,604)	(7,311)	(293)	4.0	(6,790)
Depreciation and amortisation	(2,189)	(2,091)	(98)	4.7	(1,919)
Net operating income	23,559	23,195	364	1.6	22,682
Net loan-loss provisions	(12,666)	(9,900)	(2,766)	27.9	(9,400)
Impairment losses on other assets	(853)	(173)	(680)	394.3	(471)
Other income	(1,593)	(2,811)	1,218	(43.3)	(1,048)
Ordinary profit before taxes	8,447	10,311	(1,864)	(18.1)	11,762
Tax on profit	(2,299)	(2,500)	201	(8.0)	(2,686)
Ordinary profit from continuing operations	6,148	7,812	(1,663)	(21.3)	9,077
Net profit from discontinued operations	(7)	(24)	17	(71.6)	(27)
Ordinary consolidated profit	6,141	7,787	(1,646)	(21.1)	9,050
Minority interests	890	766	124	16.2	869
Ordinary attributable profit to the Group	5,251	7,021	(1,769)	(25.2)	8,181
Net capital gains and provisions	(3,047)	(1,670)	(1,377)	82.4	—
Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181

EPS (euros)	0.23	0.60	(0.38)	(62.5)	0.94
Diluted EPS (euros)	0.22	0.60	(0.37)	(62.5)	0.94

Pro memoria:
Average total assets	1,287,086	1,228,382	58,704	4.8	1,190,361
Average shareholders’ equity	78,806	74,901	3,904	5.2	69,334

Note:	In order to make a homogeneous comparison the P&L accounts of 2010 and 2011 have been restated, including the contribution from Santander Consumer USA’s and the insurance business in Latin America (included in the transaction with Zurich Seguros) in the “income from the equity accounted method” line.

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•	The impact of exchange rates on various currencies against the euro was one percentage point negative for the whole Group in year-on-year comparisons for revenues and costs. The impact on the UK and the US income statements was 6 p.p. and 8 p.p. positive, respectively, and 4 p.p. negative on Latin America (-8 p.p. on Brazil and +5 p.p. on the rest of Latin America).

All these effects absorbed the good evolution of pre-provision profit, which amounted to EUR 23,559 million, a rise of 1.6% or +4.4% after eliminating the perimeter and exchange rate effects.

The performance of the income statement and comparisons with 2011 is as follows:

Gross income was EUR 43,675 million, 2.2% higher (+3.7% excluding the perimeter and exchange rate impacts).

•	Net interest income (NII) rose 3.6% to EUR 30,147 million. This is the net of different impacts.

•	The positive effect of improved spreads on loans for the whole Group, from 3.69% in 2011 to 3.95% in 2012. This was due on the one hand to the growth in volumes and the adequate management of prices in emerging markets, and on the other hand to improved profitability in new lending in countries such as Spain, Portugal and the UK, in a scenario of lower volumes and low interest rates.

•	Negative effect from the higher cost of funding caused by the greater cost of credit and a conservative strategy in liquidity.

•	Reduction in the spreads of deposits, from 0.31% in 2011 to 0.10% in 2012. This drop was due to the higher cost of funding in countries with strong competition for deposits during part of the year. The improved liquidity situation of the markets, together with the lower wholesale funding costs in recent months, should allow a gradual reduction in the cost of deposits.

QUARTERLY (EUR Million)

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net interest income	7,075	7,225	7,275	7,536	7,821	7,678	7,495	7,153
Dividends	40	193	60	101	61	216	66	80
Income from equity-accounted method	225	204	169	176	136	120	84	87
Net fees	2,518	2,667	2,636	2,387	2,622	2,568	2,576	2,541
Gains (losses) on financial transactions	664	722	639	474	797	675	643	583
Other operating income/expenses	(40)	(90)	(57)	(45)	(83)	(67)	(84)	(93)
Gross income	10,482	10,921	10,722	10,629	11,354	11,190	10,780	10,351
Operating expenses	(4,731)	(4,826)	(4,909)	(5,093)	(5,074)	(4,967)	(5,100)	(4,976)
General administrative expenses	(4,227)	(4,303)	(4,376)	(4,563)	(4,549)	(4,454)	(4,495)	(4,431)
Personnel	(2,474)	(2,511)	(2,569)	(2,601)	(2,637)	(2,592)	(2,612)	(2,482)
Other general administrative expenses	(1,752)	(1,791)	(1,807)	(1,961)	(1,911)	(1,862)	(1,883)	(1,948)
Depreciation and amortisation	(505)	(523)	(533)	(530)	(525)	(514)	(605)	(545)
Net operating income	5,750	6,095	5,813	5,536	6,280	6,223	5,681	5,375
Net loan-loss provisions	(2,065)	(2,546)	(2,711)	(2,577)	(3,127)	(3,413)	(2,994)	(3,132)
Impairment losses on other assets	(48)	(52)	(84)	11	(83)	(97)	(81)	(592)
Other income	(546)	(1,378)	(357)	(531)	(526)	(418)	(510)	(139)
Ordinary profit before taxes	3,092	2,119	2,661	2,439	2,545	2,294	2,097	1,511
Tax on profit	(759)	(512)	(683)	(545)	(716)	(651)	(659)	(273)
Ordinary profit from continuing operations	2,332	1,607	1,978	1,894	1,829	1,644	1,438	1,238
Net profit from discontinued operations	(6)	(0)	(15)	(3)	1	(4)	1	(5)
Ordinary consolidated profit	2,327	1,607	1,963	1,890	1,829	1,640	1,439	1,234
Minority interests	218	214	161	173	226	236	197	232
Ordinary attributable profit to the Group	2,108	1,393	1,803	1,717	1,604	1,404	1,242	1,002
Net capital gains and provisions	—	—	—	(1,670)	—	(1,304)	(1,142)	(601)
Attributable profit to the Group	2,108	1,393	1,803	47	1,604	100	100	401
EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01	0.04
Diluted EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01	0.01	0.04

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NII by geographic areas was as follows:

•	Increase of 8.5% in Spain, within an environment of lower balances of loans due to deleveraging, and with appropriate management of prices and higher volumes of deposits.

•	Latin America also did well (+14.7% excluding the perimeter and the exchange rate impact), with Brazil and Mexico up 14.5% and 18.1%, respectively. This growth reflected strong activity, with sustained rises in loans and deposits (in all countries), and defence of spreads in a framework of maintained / lower interest rates.

•	Santander UK and Santander US registered falls of 23.6% and 8.0%, respectively, in their currencies, affected by interest rates at their lowest. Another factor at Santander UK was the higher cost of funding (deposits and wholesale), and in Santander US the impact of the reduction in Sovereign Bank’s non-strategic portfolio.

•	Net fee income increased a little (+1.0%), with a varied performance. That from services increased 3.1%, with most items doing well, and from securities 5.1%, while from mutual funds the decline was 5.0%, affected by the greater shift into deposits, and from insurance dropped 2.2% at constant perimeter.

Spain and Portugal reflected the lower activity of the environment and the US significant regulatory impacts. Poland, the UK, Brazil, Mexico and Argentina increased their net fee income. The quarterly performance improved in the last part of the year and was better than the fourth quarter of 2011 and the first of 2012.

•	Gains on financial transactions increased 8.0%. The decline in those from the UK and Corporate Activities was offset by Continental Europe, Latin America and the US.

•	Income by the equity accounted method was 44.9% lower at EUR 427 million (EUR 775 million in 2011), largely due to the perimeter impact from the Group’s reduced stake in Santander Consumer USA and insurance operation in Latin America.

•	Lastly, other operating income, including the contribution to the deposit guarantee funds, was EUR 327 million negative (EUR 232 million also negative in 2011), partly due to the higher contribution in Spain to the Deposit Guarantee Fund (from 0.6‰ to 2‰ of eligible funds).

Operating expenses rose 2.9% and 2.8% excluding the perimeter and exchange rate effects. The year-on-year performance varied throughout the Group.

In Europe, both large retail units (Spain and Portugal) as well as the UK registered negative growth in costs in real terms, continuing the trend begun in 2011. Of note was Portugal (-4.8%).

The increase in costs was due to Latin America and the US. In the first case, this was linked to the increase in business capacity and the revision of wage agreements in an environment of higher inflation. In the US, the increase reflects greater investment in IT and business structures.

NET FEES (EUR Million)

	2012	2011	Variation amount	%	2010
Fees from services	6,089	5,908	180	3.1	5,450
Mutual & pension funds	1,178	1,236	(59)	(4.7)	1,267
Securities and custody	702	668	34	5.1	784
Insurance	2,339	2,396	(56)	(2.4)	2,051
Net fee income	10,307	10,208	100	1.0	9,551

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The efficiency ratio remained stable at 46%, which compares well with the sector. In September (latest comparative data available), Santander was in second place among its peers (only surpassed by a South American bank) and compared to ratios of 60% on average for the euro zone’s main banks and UK and US banks.

As a result, net operating income (pre-provision profit) was EUR 23,559 million, 1.6% more (+4.4% excluding the perimeter and forex effects).

This figure was a new record (on a like-for-like basis) for the tenth year running, allowing the Group to remain among the best banks in the world for its capacity to generate results. Moreover, seven of the Group’s principal units registered double-digit growth in their local currencies.

This again underscored the Group’s capacity to continue to generate recurring revenues and absorb the higher provisions required by the phase of the cycle and new regulatory requirements.

Provisions for loan losses were EUR 12,666 million (+27.9%). This was due to higher specific provisions because of the growth in lending in emerging countries, combined with the worsening credit quality in some financial systems (Spain, Brazil and Chile).

Moreover, EUR 520 million of generic provisions were released in 2011 in this line of the P&L, compared to a provision of EUR 94 million in 2012.

Net operating income after provisions was EUR 10,893 million, 18.1% lower (-15.6% excluding the perimeter and forex effects).

Other asset impairment losses and other results were EUR 2,446 million negative, compared to EUR 2,984 million also negative in 2011, of which EUR 842 million corresponded to the charge to cover eventual claims related to payment protection insurance (PPI) in the UK.

Ordinary profit before tax was 18.1% lower at EUR 8,447 million (-15.2% excluding the perimeter and forex effects).

Ordinary profit from continuing operations amounted to EUR 6,148 million (-21.3%) after the tax charge of EUR 2,299 million (EUR 201 million lower than the EUR 2,500 million in 2011).

OPERATING EXPENSES (EUR Million)

	2012	2011	Variation amount	%	2010
Personnel expenses	10,323	10,157	167	1.6	9,196
General expenses	7,604	7,311	293	4.0	6,790
Information technology	938	869	70	8.0	793
Communications	642	638	4	0.7	654
Advertising	665	691	(26)	(3.8)	632
Buildings and premises	1,750	1,660	91	5.5	1,544
Printed and office material	168	176	(9)	(4.9)	176
Taxes (other than profit tax)	417	391	26	6.6	369
Other expenses	3,024	2,887	137	4.8	2,622
Personnel and general expenses	17,928	17,468	460	2.6	15,986
Depreciation and amortisation	2,189	2,091	98	4.7	1,919
Total operating expenses	20,116	19,559	557	2.9	17,905

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

NET LOAN-LOSS PROVISIONS (EUR Million)

	2012	2011	Variation amount	%	2010
Non performing loans	13,988	11,324	2,664	23.5	10,339
Country-risk	(2)	(7)	5	(75.8)	2
Recovery of written-off assets	(1,321)	(1,418)	97	(6.8)	(941)
Total	12,666	9,900	2,766	27.9	9,400

The impact of higher minority interests (placement of shares in Brazil, Mexico and Chile) made ordinary attributable profit 25.2% lower at EUR 5,251 million (-17.6% excluding the exchange rate and perimeter effects).

After taking into account the net impact of capital gains and provisions (-EUR 3,047 million), attributable profit was EUR 2,205 million, 58.8% less compared to EUR 5,351 million in 2011.

Earnings per share were EUR 0.23, 62.5% less than in 2011. Ordinary earnings per share were EUR 0.54 (-31.9%). Both of them were affected by the capital increases in 2011 and 2012 for the repurchase of preference shares and to meet the scrip dividend for those shareholders who chose to receive Santander shares.

The capital increases to meet the conversion of Valores Santander did not affect this evolution because, as securities to be mandatorily converted into shares, and in line with the accounting rule for calculating earnings per share, they computed as shares issued right from their commercialisation in October 2007.

The Group’s ROE was 2.8% and return on tangible equity (ROTE) (attributable profit/shareholders’ equity less goodwill) was 4.1%. On the basis of ordinary profit, ROE was 6.7% and ROTE 9.8%.

104

BALANCE SHEET (EUR Million)

	2012	2011	Variation amount	%	2010
ASSETS
Cash on hand and deposits at central banks	118,488	96,524	21,965	22.8	77,785
Trading portfolio	177,917	172,637	5,281	3.1	156,762
Debt securities	43,101	52,704	(9,602)	(18.2)	57,871
Customer loans	9,162	8,056	1,107	13.7	755
Equities	5,492	4,744	748	15.8	8,850
Trading derivatives	110,319	102,498	7,820	7.6	73,069
Deposits from credit institutions	9,843	4,636	5,208	112.3	16,216
Other financial assets at fair value	28,356	19,563	8,793	44.9	39,480
Customer loans	13,936	11,748	2,188	18.6	7,777
Other (deposits at credit institutions, debt securities and equities)	14,420	7,815	6,605	84.5	31,703
Available-for-sale financial assets	92,267	86,612	5,654	6.5	86,235
Debt securities	87,724	81,589	6,136	7.5	79,689
Equities	4,542	5,024	(481)	(9.6)	6,546
Loans	758,228	779,525	(21,298)	(2.7)	768,858
Deposits at credit institutions	53,785	42,389	11,396	26.9	44,808
Customer loans	697,384	730,296	(32,912)	(4.5)	715,621
Debt securities	7,059	6,840	219	3.2	8,429
Investments	4,453	4,154	299	7.2	273
Intangible assets and property and equipment	17,296	16,840	455	2.7	14,584
Goodwill	24,626	25,089	(463)	(1.8)	24,622
Other	47,997	50,580	(2,583)	(5.1)	48,901
Total assets	1,269,628	1,251,525	18,103	1.4	1,217,501
LIABILITIES AND SHAREHOLDERS’ EQUITY
Trading portfolio	143,241	146,949	(3,708)	(2.5)	136,772
Customer deposits	8,897	16,574	(7,677)	(46.3)	7,849
Marketable debt securities	1	77	(77)	(99.0)	365
Trading derivatives	109,743	103,083	6,659	6.5	75,279
Other	24,600	27,214	(2,614)	(9.6)	53,279
Other financial liabilities at fair value	45,418	44,908	510	1.1	51,020
Customer deposits	28,638	26,982	1,656	6.1	27,142
Marketable debt securities	4,904	8,185	(3,281)	(40.1)	4,278
Due to central banks and credit institutions	11,876	9,741	2,134	21.9	19,600
Financial liabilities at amortized cost	959,321	935,669	23,652	2.5	898,969
Due to central banks and credit institutions	131,670	116,368	15,302	13.1	79,537
Customer deposits	589,104	588,977	126	0.0	581,385
Marketable debt securities	201,064	189,110	11,954	6.3	188,229
Subordinated debt	18,238	22,992	(4,754)	(20.7)	30,475
Other financial liabilities	19,245	18,221	1,024	5.6	19,343
Insurance liabilities	1,425	517	908	175.6	10,449
Provisions	12,872	15,571	(2,699)	(17.3)	15,660
Other liability accounts	23,026	25,052	(2,026)	(8.1)	23,717
Total liabilities	1,185,302	1,168,666	16,636	1.4	1,136,586
Shareholders’ equity	81,243	80,895	348	0.4	77,334
Capital stock	5,161	4,455	706	15.9	4,165
Reserves	74,528	72,660	1,868	2.6	66,258
Attributable profit to the Group	2,205	5,351	(3,146)	(58.8)	8,181
Less: dividends	(650)	(1,570)	920	(58.6)	(1,270)
Equity adjustments by valuation	(6,590)	(4,482)	(2,108)	47.0	(2,315)
Minority interests	9,672	6,445	3,227	50.1	5,896
Total equity	84,326	82,859	1,467	1.8	80,914
Total liabilities and equity	1,269,628	1,251,525	18,103	1.4	1,217,501

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Grupo Santander. Balance sheet

▶	The Group’s priority was to strengthen the balance sheet in three key areas: liquidity, capital and provisions.

•	In capturing of funds, preference for deposits (of note was Spain: +EUR 22,000 million) and a conservative issuance policy.

•	In loans, lower demand in Europe, especially in Spain and Portugal, and growth in Latin America, the US and Poland.

•	Improved loan-to-deposit ratio

•	Group: 113% (150% at the onset of the crisis)

•	Spain: 96% (178% at the onset of the crisis).

▶	Core capital ratio (BIS II) of 10.33%, after rising for the sixth straight year.

▶	The Group’s coverage ratio increased 11.2 p.p. to 72.6%. In Spain it rose 25.1 p.p. to 70.6%.

Total managed funds at the end of 2012 amounted to EUR 1,387,769 million, of which EUR 1,269,628 million (91%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

Two factors need to be taken into account in the year-on-year comparisons:

•	A negative perimeter impact from the sale of the subsidiary in Colombia, and from the impact of the change of units that consolidated by the proportional method, mainly in Spain, and now do so by the equity accounted method.

•	The almost null effect from the evolution of non-euro currencies (end of period rates). On the one hand, the appreciation of sterling (2%), the Mexican peso (5%), the Chilean peso (6%) and the Polish zloty (9%) and, on the other, the depreciation of the dollar (2%), the Brazilian real (11%) and the Argentine peso (14%).

The impact of these factors was one percentage point negative on changes in customer balances, both in lending and customer funds.

Customer loans

The Group’s gross customer loans amounted to EUR 745,987 million, 3% lower than in 2011. Eliminating the exchange rate and perimeter effects lending was 2% lower.

The geographic distribution (principal segments) was very different by markets.

In Continental Europe, Spain’s and Portugal’s net customer lending continued to be affected by low demand (-8% and -9%, respectively), while Santander Consumer Finance’s balances remained stable (-1%) and Bank Zachodni WBK increased its lending by 5% in local currency.

CUSTOMER LOANS (EUR Million)

	2012	2011	Variation amount	%	2010
Spanish public sector	16,884	12,147	4,737	39.0	12,137
Other residents	183,130	202,411	(19,281)	(9.5)	217,497
Commercial bills	8,699	9,679	(980)	(10.1)	11,146
Secured loans	103,890	117,946	(14,056)	(11.9)	127,472
Other loans	70,540	74,785	(4,245)	(5.7)	78,879
Non-resident sector	545,972	554,478	(8,506)	(1.5)	514,217
Secured loans	339,519	342,676	(3,156)	(0.9)	311,048
Other loans	206,453	211,802	(5,349)	(2.5)	203,168
Gross customer loans	745,987	769,036	(23,050)	(3.0)	743,851
Loan-loss allowances	25,504	18,936	6,568	34.7	19,697
Net customer loans	720,483	750,100	(29,618)	(3.9)	724,154
Pro memoria: Doubtful loans	35,340	31,287	4,054	13.0	27,908
Public sector	121	102	19	18.4	42
Other residents	16,025	14,745	1,279	8.7	12,106
Non-resident sector	19,195	16,439	2,755	16.8	15,759

106

•	Gross customer loans in Spain stood at EUR 205,520 million, 6% lower. Most of the drop was due to the reduction in real estate exposure (-32%) coupled with the necessary process of deleveraging of households. On the other hand, total financing to companies, direct and indirect, remained stable, with the following structure:

•	Gross loans with real estate purpose stood at EUR 15,867 million. These loans decreased in all quarters of 2012, maintaining the strategy of previous years. They dropped 32% (-EUR 7,575 million) over 2011.

•	Loans to individuals amounted to EUR 73,019 million, of which EUR 55,423 million were mortgages for homes. These have the least risk of further deterioration of the portfolio in Spain because of the different features of this product compared to similar ones in other countries. For example, the principle is amortised as of the first day and almost all loans are for residences in ownership, with a very low expected loss.

In the specific case of Grupo Santander, the portfolio is mostly composed of mortgages that are for the first residence, with a large concentration of loans in the lowest tranches of loan-to-value (89% with an LTV lower than 80%) and a very low NPL ratio (2.6%).

•	Loans to SMEs and companies without real estate purpose amounted to EUR 99,750 million and accounted for the largest share of lending (49%). Moreover, indirect lending to companies was provided via payment to suppliers (EUR 4,160 million) launched by the public sector. The combination of both is virtually the same as that of loans granted to companies without real estate purpose in 2011.

•	Lastly, loans to Spain’s public sector, excluding financing to suppliers, stood at EUR 12,724 million (+5% more than in 2011).

•	In Portugal, lending dropped 9%, and came from all segments. In addition, balances in construction and real estate, which represent only 2.9% of lending, declined 22% in 2012.

•	Santander Consumer Finance’s balances remained virtually unchanged (-1%). Germany, which accounts for 52% of the area’s credit, increased its lending 1% and Nordic countries 10% in local currency, while that of other countries more affected by the environment and deleveraging declined.

New loans in 2012 rose 1%, notably those for used cars and durable goods. Financing of new cars rose more quickly than car sales in Europe.

•	In Poland, Bank Zachodni WBK’s lending rose 5% (+9% to individuals and +3% to companies).

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

CREDIT RISK MANAGEMENT* (EUR Million)

			Variation
	2012	2011	amount	%	2010
Non-performing loans	36,100	32,036	4,063	12.7	28,522
NPL ratio (%)	4.54	3.89	0.65p.		3.55
Loan-loss allowances	26,194	19,661	6,533	33.2	20,748
Specific	21,858	15,474	6,384	41.3	14,901
Generic	4,336	4,187	149	3.5	5,846
NPL coverage (%)	72.6	61.4	11.2p.		72.7
Credit cost (%) **	2.21	1.41	0.80p.		1.56

Ordinary non-performing and doubtful loans ***	20,949	18,318	2,631	14.4	18,061
NPL ratio (%) ***	2.69	2.26	0.43p.		2.28
NPL coverage (%) ***	125.0	107.3	17.7p.		114.9

*	Excluding country-risk
**	Net specific allowance / computable assets
***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

In the United Kingdom, the balance of customer loans was 4% lower. In local criteria, the balance of residential mortgages dropped 5% due to the strategy followed to improve the risk profile, while personal loans declined 19%, due to the continuation of the reduction policy. Loans to SMEs increased 18%, gaining further market share.

Lending in Latin America, (excluding the New York branch, more volatile and excluding the exchange rate and perimeter effects), rose 8%. Brazil’s increased 6%, Mexico’s 7% and Chile’s 9%, in local currency.

Lastly, lending in the US increased 5% in dollars.

At the end of 2012, Continental Europe accounted for 40% of the Group’s lending (28% Spain), the UK 34%, Latin America 20% (11% Brazil) and the US 6%. These shares in 2011 were: Continental Europe 42% (Spain 29%), the UK 34%, 19% Latin America (11% Brazil) and 5% the US.

Risks

The still weak situation in some markets, however, continues to push up NPLs due to the rise in bad and doubtful loans as well as slower growth in lending, or reductions in lending volumes in some cases.

The Group’s NPL ratio was 4.54%, 65 b.p. more in 2012.

Total loan-loss provisions were EUR 26,194 million (+33% over 2011). NPL coverage at the end of the year was 72.6%, after rising 11.2 percentage points in 2012, mainly due to the strong rise in provisions in Spain to increase coverage ratios.

Detailed information on risk evolution, (specially on real estate risk in Spain), control and monitoring systems and internal risk models to calculate provisions, is included in the risk management section of this annual report.

Customer funds under management

Total managed funds amounted to EUR 968,987 million, slightly lower than in 2011 (-2%). Deducting the perimeter and forex effects they were 1% lower.

Customer deposits (including retail commercial paper in Spain and Brazil’s “letras financieras”) rose less than 1%, conditioned by lower repos, as if these are excluded, they increased 4%.

108

CUSTOMER FUNDS UNDER MANAGEMENT (EUR Million)

			Variation
	2012	2011	amount	%	2010
Resident public sector	8,487	6,528	1,959	30.0	9,655
Other residents	157,011	144,131	12,881	8.9	161,096
Demand deposits	71,526	68,389	3,137	4.6	67,077
Time deposits	75,414	61,185	14,229	23.3	81,145
Other	10,071	14,557	(4,486)	(30.8)	12,873
Non-resident sector	461,141	481,875	(20,734)	(4.3)	445,625
Demand deposits	228,698	220,299	8,399	3.8	210,490
Time deposits	179,503	197,249	(17,746)	(9.0)	197,590
Other	52,940	64,328	(11,388)	(17.7)	37,545
Customer deposits	626,639	632,533	(5,895)	(0.9)	616,376
Debt securities*	205,969	197,372	8,597	4.4	192,872
Subordinated debt	18,238	22,992	(4,754)	(20.7)	30,475
On-balance-sheet customer funds	850,846	852,898	(2,052)	(0.2)	839,723
Mutual funds	89,176	102,611	(13,435)	(13.1)	113,510
Pension funds	10,076	9,645	431	4.5	10,965
Managed portfolios	18,889	19,199	(310)	(1.6)	20,314
Savings-insurance policies	—	—	—	—	758
Other customer funds under management	118,141	131,456	(13,314)	(10.1)	145,547
Customer funds under management	968,987	984,353	(15,366)	(1.6)	985,269

*	Including retail commercial paper in Spain. EUR 11,536 million in December 2012 and EUR 6,052 million in December 2011

Customer deposits and retail commercial paper in Continental Europe were as follows:

•	Spain’s grew 12% (+17% excluding repos). The increase in demand and time deposits and retail commercial paper was EUR 27,172 million, while repos fell by EUR 5,643 million. This evolution, without a significant impact on costs, improved notably the liquidity ratios. The loan-to-deposit ratio ended 2012 at 96% (118% in 2011).

•	Portugal increased its customer deposits 2% and further improved its liquidity position.

•	Santander Consumer Finance’s deposits dropped 4% due to Germany (93% of the area’s total) and because of the policy of reducing higher cost balances.
•	Bank Zachodni WBK’s deposits remained almost stable (-1%) due to lower time deposits and increased current account balances (+13%).

In the UK, customer deposits declined 2% in sterling, and mutual funds 14%. As in other units, the drop was due to the reduction of the most expensive and volatile balances, as retail deposits increased 5%.

In Latin America (excluding the sale of Colombia and in local currency) customer deposits without repos increased 9%. Mexico’s rose 19%, Brazil’s and Chile’s 6%. Good performance in all three countries in demand and time deposits. Mutual funds dropped 8% in the region (-11% in Brazil and Chile, and +4% in Mexico).

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Lastly, US customer deposits increased 5% in dollars, due to time deposits.

As for mutual funds, they decreased 13% with falls in almost all countries, except in Poland, Mexico and Argentina, affected by the greater focus on capturing on-balance sheet funds. However, pension funds grew 4% in Portugal and 5% in Spain, the only two countries where Santander offers this product. In Spain, the growth was both in individual plans and in associate and employment plans.

Continental Europe accounted for 38% of managed customer funds (29% Spain), the UK 32%, Latin America 25% (Brazil 14%) and the US 5%. The respective percentages in 2011 were almost the same (Continental Europe: 37%; the UK: 32%, Latin America: 26% and the US 5%).

As well as capturing deposits, the Group, for strategic reasons, maintained an active policy of issuing in the international fixed income markets.

The Group issued in the second half of 2012 medium- and long-term issues in Brazil, Chile and the US and reopened the Spanish market with an issue of EUR 4.500 million of Santander senior bonds and EUR 500 million of Banesto covered bonds

In 2012 EUR 31,123 million of medium- and long-term issues were made, EUR 23,281 million of it senior debt and EUR 7,842 million covered bonds.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander, and the main subsidiaries of the countries where it operates. In all cases, issues were at higher prices than in 2011 because of the greater tensions and volatility in the markets.

As regards securitisations, the Group’s subsidiaries placed in the market in 2012 a total of EUR 11,827 million, mainly in the UK.

Maturities of medium and long-term debt amounted to EUR 36,641 million, of which EUR 26,273 million was senior debt, EUR 7,721 million covered bonds, EUR 2,153 million subordinated debt and EUR 493 million preferred shares.

MUTUAL FUNDS (EUR Million)

			Variation
	2012	2011	amount	%	2010
Spain	23,093	27,425	(4,332)	(15.8)	34,310
Portugal	1,544	1,866	(322)	(17.3)	3,209
Poland	2,443	1,747	696	39.8	—
United Kingdom	13,919	15,744	(1,826)	(11.6)	14,369
Latin America	48,178	55,829	(7,651)	(13.7)	61,621
Total	89,176	102,611	(13,435)	(13.1)	113,510

110

PENSION FUNDS (EUR Million)

			Variation
	2012	2011	amount	%	2010
Spain	9,289	8,884	405	4.6	9,650
Individuals	8,002	7,670	332	4.3	8,161
Collective plans	258	249	9	3.6	262
Group employee plans	1,029	965	64	6.6	1,227
Portugal	787	760	27	3.5	1,315
Total	10,076	9,645	431	4.5	10,965

The capturing of stable funds, via deposits and retail commercial paper, combined with the trend of moderate growth in lending, brought the loan-to-deposit ratio to 113%. Of note were the improvements in Spain to 96% (118% in 2011) and Portugal (108% vs. 121% in 2011).

The ratio of deposits plus medium and long-term funding to the Group’s loans was 118%, underscoring the appropriate funding structure of the Group’s lending.

More information of the management of funding in the markets, the framework for managing liquidity and the Group’s structural liquidity position can be found in the risk management section of this annual report, under management of funding and liquidity risk.

Other items of the balance sheet

Total goodwill was EUR 24,626 million, EUR 463 million less than in 2011, entirely due to the evolution of exchange rates in various countries and goodwill amortisation in Italy.

At the end of 2011 the European Central Bank put into effect extraordinary monetary policy measures, including increasing collateral and 3-year auctions in order to inject liquidity into the market.

The Group continued to follow the practice of recourse to these auctions and deposit part of the funds captured in the ECB, as a liquidity insurance. All of this, together with the strategy of replacing repos in the clearing houses with discounted assets in the ECB, is reflected in the evolution of balances with central banks.

In January 2013, the Group repaid EUR 24,000 million corresponding to the total amount borrowed by Banco Santander and Banesto at the December 2011 auction.

The balance of financial assets available for sale amounted to EUR 92,267 million, EUR 5,654 million more in twelve months. The rise was mainly in the US and the UK, while Spain, Portugal and Brazil declined slightly.

TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES (EUR Million)

			Variation
	2012	2011	amount	%	2010
Capital stock	5,161	4,455	706	15.9	4,165
Additional paid-in surplus	37,302	31,223	6,080	19.5	29,457
Reserves	37,513	41,688	(4,175)	(10.0)	36,993
Treasury stock	(287)	(251)	(37)	14.6	(192)
Shareholders’ equity (before profit and dividends)	79,689	77,115	2,574	3.3	70,423
Attributable profit	2,205	5,351	(3,146)	(58.8)	8,181
Interim dividend distributed	(650)	(1,429)	779	(54.5)	(1,270)
Interim dividend not distributed (1)	(423)	(637)	214	(33.6)	(2,060)
Shareholders’ equity (after retained profit)	80,821	80,400	421	0.5	75,273
Valuation adjustments	(6,590)	(4,482)	(2,108)	47.0	(2,315)
Minority interests	9,672	6,445	3,227	50.1	5,896
Total equity (after retained profit)	83,903	82,363	1,540	1.9	78,854
Preferred shares and securities in subordinated debt	4,740	5,896	(1,156)	(19.6)	7,352
Total equity and capital with the natureof financial liabilities	88,643	88,259	384	0.4	86,207

(1)	In 2012, estimated data of May 2013 scrip dividend

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Shareholders’ equity and solvency ratios

Total shareholders’ equity, after retained profits, amounted to EUR 80,821 million, slightly down on 2011 (EUR 80,400 million).

Various issues of ordinary shares were made during 2012 in order to tend to shareholders who chose to receive their dividends in shares under the Santander Dividendo Elección programmes, and for the conversion of Valores Santander.

The four scrip dividends in 2012, two for the third and fourth 2011 dividends and two for the first and second 2012 interim dividends, led to the issue of a total of 892,634,796 shares (79.47% overall acceptance).

Moreover, in order to tend to the conversion of Valores Santander, the Annual General Meeting (AGM) on March 30, 2012 agreed to grant the holders of Valores Santander the option of requesting the voluntary conversion of their securities in four occasions before October 4, 2012, the date of conversion of those Valores Santander in circulation. The holders were able to request the conversion during the 15 calendar days before each of the dates (June 4, July 4, August 4 and September 4).

Conversion requests for a total of 842,944 Valores Santander were received in the four periods, which meant the issue of 319,190,238 new shares.

On October 4, the 519,300 Valores Santander in circulation had to be converted and led to the issue of 200,311,513 shares which, together with those issued during the voluntary conversion periods, resulted in the issue of a total of 519,501,751 shares for the conversion of Valores Santander.

This issue of shares for the conversion of Valores Santander did not increase shareholders’ funds in 2012 as they computed as reserves right from the date of their issuance in October 2007. It also does not affect the evolution of earnings per share and shareholders’ funds per share as, in line with accounting rules, the Valores Santander computed as shares issued from the time of their issuance.

At the end of the year, the equity value was EUR 83,903 million (+EUR 1,540 million and +2% in 12 months), after incorporating minority interests, which increased by EUR 3,227 million, mainly from the IPO in Mexico and valuation adjustments, which declined by EUR 2,108 million. There was a notable negative impact of exchange rates (partly hedged) on the value of stakes in foreign subsidiaries.

COMPUTABLE CAPITAL AND BIS II RATIO (EUR Million)

			Variation
	2012	2011	amount	%	2010
Core capital	57,558	56,694	864	1.5	53,205
Basic capital	62,234	62,294	(60)	(0.1)	60,617
Supplementary capital	11,981	15,568	(3,587)	(23.0)	20,670
Deductions	(1,279)	(1,090)	(189)	17.4	(2,011)
Computable capital	72,936	76,772	(3,836)	(5.0)	79,276
Risk-weighted assets	557,030	565,958	(8,928)	(1.6)	604,885
BIS II ratio	13.09	13.56	(0.47p. )		13.11
Tier I (before deductions)	11.17	11.01	0.16p.		10.02
Core capital	10.33	10.02	0.31p.		8.80
Shareholders’ equity surplus (BIS II ratio)	28,374	31,495	(3,122)	(9.9)	30,885

112

There is also the negative impact of exchange rates on goodwill, but with a neutral impact on capital ratios, as the same occurs in their recording in assets.

The Group’s eligible equity on the basis of BIS II criteria amounted to EUR 72,936 million at the end of 2012 (EUR 28,374 million above the minimum required, +64%).

The BIS II core capital ratio ratio was 10.33% (+31 b.p.), with a positive impact from the ordinary organic generation of capital and the sale of minority interests in Mexico, and negative from the provisions made for real estate loans and the exchange rate effect.

The core capital ratio is of very high quality, very solid and adjusted to the business model, the balance sheet structure and the Group’s risk profile.

The publication of the stress tests results conducted on Spanish banks confirmed the strength of Grupo Santander, its solvency and capacity to face a further deterioration in the economic environment.

Rating agencies

The Group’s access to wholesale funding markets, as well as the cost of issues, depend to some extent on the ratings accorded by rating agencies.

Rating agencies regularly review the Group’s ratings. Classification of long-term debt depends on a series of internal factors (solvency, business model, capacity to generate profits, etc) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which we operate.

Since October 2011 the rating of the Kingdom of Spain has been cut by all agencies and is now at: BBB- from Standard & Poor’s, BBB Fitch, Baa3 Moody’s and A (low) DBRS, with all of them maintaining the negative outlook.

These downgradings led to a revision of Banco Santander’s ratings, as the methodology used by the agencies means that the rating of banks is linked to and limited by the sovereign debt rating of the country in which it is based. Downgradings of sovereign debt are always accompanied by downgradings of banks. As a result, although the agencies recognise Santander’s financial strength and diversification, its methodology prevents the Group’s rating from being more than one notch above that of the sovereign debt rating.

Santander is the only bank in Spain with a rating higher than that for the Kingdom of Spain by all four main agencies. Moreover, it is the only one in the world with a rating above that of sovereign debt by S&P and the only one among the 20 largest banks worldwide with Moody’s.

RATING AGENCIES

	Long	Short
	term	term	Outlook
Standard & Poor’s	BBB	A-2	Negative
Fitch Ratings	BBB+	F2	Negative
Moody’s	Baa2	P-2	Negative
DBRS	A	R1(low)	Negative

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Description of the segments

Grupo Santander maintained in 2012 the general criteria used in 2011, with the following exceptions:

•	The geographic areas of Continental Europe, the UK and Latin America are maintained and one for the US is created which includes Sovereign Bank and Santander Consumer USA, which exits Continental Europe and, within it, SCF in which it was integrated.

Furthermore, and given that Santander Consumer USA began to consolidate by the equity accounted method in December 2011, the income statement for the whole year has been incorporated on this basis, and a pro-forma balance sheet restated, also using this criteria.

•	The consumer business in the UK has been incorporated into Santander UK and exits Continental Europe (and within it, SCF in which it was integrated). The figures for 2011 have been restated.

•	Following the operation with Zurich Seguros, the insurance business in Latin America included in this deal now consolidates by the equity accounted method. In order to facilitate like-for-like comparisons, the income statement for 2011 has been reformulated for the whole of Latin America and the countries affected, as well as the area of Asset Management and Insurance.

•	In order to facilitate like-for-like comparisons, a pro-forma balance sheet has been reformulated for 2011 in Spain, in order to consolidate by the equity accounted method companies that consolidated on a proportional basis.

•	The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 36 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group as a whole.

The basic operating units have been drawn up by aggregating the financial statements of each business segment. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the IFRS, the business areas are structured into two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:

•	Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in this region. Given the importance of some of these units, detailed financial information of the Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Bank Zachodni BWK is also provided.
•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Sovereign Bank and Santander Consumer USA (consolidated by the equity accounted method).

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:

•	Retail Banking. This covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US) and the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas) except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with these management criteria and therefore do not match those published by each institution individually.

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1. Principal segments or geographic

INCOME STATEMENT (EUR Million)

	Net operating income			Attributable profit			Efficiency ratio (%)		ROE (%)
	2012	2011	(%)	2012	2011	(%)	2012	2011	2012	2011
Continental Europe	7,555	7,018	7.6	2,305	2,287	0.8	45.5	47.1	7.36	7.66
o/w: Santander Branch Network	2,582	2,353	9.7	709	660	7.4	44.2	46.5	10.99	9.63
Banesto	1,267	1,112	14.0	94	130	(28.1)	44.1	47.4	1.96	2.78
Portugal	533	443	20.4	124	174	(28.7)	48.6	54.4	4.92	7.00
Santander Consumer Finance	1,763	1,887	(6.6)	727	666	9.0	43.9	41.3	6.70	7.02
Retail Poland (BZ WBK)	543	366	48.4	330	232	42.0	43.9	47.0	18.97	17.93
United Kingdom*	2,434	3,270	(25.5)	1,094	1,223	(10.5)	53.0	44.3	8.23	9.60
Latin America	14,872	13,397	11.0	4,305	4,664	(7.7)	37.9	39.8	19.44	21.78
o/w: Brazil	10,685	9,861	8.4	2,212	2,610	(15.2)	35.3	37.6	17.85	23.26
Mexico	1,695	1,369	23.8	1,015	936	8.5	39.7	41.9	25.07	21.16
Chile	1,385	1,252	10.6	498	611	(18.5)	40.0	39.2	22.09	25.43
USA	1,430	1,741	(17.8)	811	1,010	(19.7)	45.1	36.4	15.53	24.76
Operating areas*	26,291	25,425	3.4	8,515	9,184	(7.3)	42.3	42.4	11.83	13.49
Corporate Activities*	(2,733)	(2,230)	22.5	(3,263)	(2,163)	50.9
Total Group*	23,559	23,195	1.6	5,251	7,021	(25.2)	46.1	45.7	6.66	9.37
Net capital gains and provisions				(3,047)	(1,670)	82.4
Total Group				2,205	5,351	(58.8)	46.1	45.7	2.80	7.14

(*).-    Excluding net capital gains and provisions.

ACTIVITY (EUR Million)

	Net customer loans			Customer deposits			NPL ratio (%)		Coverage (%)
	2012	2011	(%)	2012	2011	(%)	2012	2011	2012	2011
Continental Europe	285,147	305,391	(6.6)	258,691	247,582	4.5	6.25	5.18	72.5	55.8
o/w: Santander Branch Network*	95,134	102,643	(7.3)	95,986	78,864	21.7	9.65	8.47	67.5	39.9
Banesto	61,665	68,850	(10.4)	48,257	50,755	(4.9)	6.28	5.01	71.3	53.1
Portugal	25,960	28,403	(8.6)	23,971	23,465	2.2	6.56	4.06	53.1	54.9
Santander Consumer Finance	56,683	56,731	(0.1)	31,892	33,198	(3.9)	3.90	3.97	109.5	109.3
Retail Poland (BZ WBK)	9,732	8,479	14.8	11,217	10,359	8.3	4.72	4.89	68.3	65.2
United Kingdom	250,527	255,699	(2.0)	194,452	194,318	0.1	2.05	1.84	45.4	40.2
Latin America	140,090	139,867	0.2	134,765	134,078	0.5	5.42	4.32	87.5	97.0
o/w: Brazil	74,511	78,408	(5.0)	69,849	72,405	(3.5)	6.86	5.38	90.2	95.2
Mexico	20,384	18,185	12.1	24,743	21,459	15.3	1.94	1.82	157.3	175.7
Chile	29,677	25,709	15.4	22,411	20,175	11.1	5.17	3.85	57.7	73.4
USA	41,331	40,194	2.8	38,116	36,884	3.3	2.29	2.85	105.9	96.2
Operating areas	717,095	741,152	(3.2)	626,024	612,861	2.1	4.51	3.83	73.1	64.1
Total Group	720,483	750,100	(3.9)	626,639	632,533	(0.9)	4.54	3.89	72.6	61.4

(*),-	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2012 stood at 7.29% (5.99% in December 2011) and NPL coverage was 69,7% (39,2% in December 2011).

OPERATING MEANS

	Employees		Branches
	2012	2011	2012	2011
Continental Europe	58,074	58,864	6,437	6,608
o/w: Santander Branch Network	17,880	17,967	2,894	2,915
Banesto	9,136	9,450	1,647	1,714
Portugal	5,709	5,854	667	716
Santander Consumer Finance	12,279	11,896	629	647
Retail Poland (BZ WBK)	8,849	9,383	519	526
United Kingdom	26,186	27,505	1,189	1,379
Latin America	90,576	91,913	6,044	6,046
o/w: Brazil	53,707	54,368	3,788	3,775
Mexico	13,954	13,062	1,170	1,125
Chile	12,355	12,193	504	499
USA	9,525	9,187	722	723
Operating areas	184,361	187,469	14,392	14,756
Corporate Activities	2,402	2,297
Total Group	186,763	189,766	14,392	14,756

Note:	The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

CONTINENTAL EUROPE (EUR Million)

			Variation
	2012	2011	amount	%
INCOME STATEMENT
Net interest income	9,469	8,876	593	6.7
Net fees	3,626	3,774	(148)	(3.9)
Gains (losses) on financial transactions	460	232	229	98.6
Other operating income (1)	301	397	(97)	(24.3)
Gross income	13,855	13,278	577	4.3
Operating expenses	(6,301)	(6,260)	(40)	0.6
General administrative expenses	(5,638)	(5,661)	22	(0.4)
Personnel	(3,496)	(3,531)	36	(1.0)
Other general administrative expenses	(2,143)	(2,129)	(13)	0.6
Depreciation and amortisation	(662)	(600)	(63)	10.5
Net operating income	7,555	7,018	537	7.6
Net loan-loss provisions	(4,122)	(3,414)	(709)	20.8
Other income	(328)	(507)	180	(35.4)
Profit before taxes	3,105	3,097	8	0.2
Tax on profit	(735)	(717)	(18)	2.6
Profit from continuing operations	2,370	2,380	(11)	(0.5)
Net profit from discontinued operations	(7)	(24)	17	(71.6)
Consolidated profit	2,363	2,356	7	0.3
Minority interests	58	69	(11)	(16.2)
Attributable profit to the Group	2,305	2,287	18	0.8

BALANCE SHEET
Customer loans (2)	285,147	305,391	(20,244)	(6.6)
Trading portfolio (w/o loans)	87,451	78,802	8,649	11.0
Available-for-sale financial assets	21,595	24,640	(3,045)	(12.4)
Due from credit institutions (2)	54,889	48,491	6,398	13.2
Intangible assets and property and equipment	5,856	5,029	827	16.4
Other assets	51,735	26,480	25,255	95.4
Total assets/liabilities & shareholders’ equity	506,673	488,833	17,840	3.6
Customer deposits (2)	258,691	247,582	11,109	4.5
Marketable debt securities (2)	37,049	38,053	(1,004)	(2.6)
Subordinated debt (2)	293	964	(671)	(69.6)
Insurance liabilities	1,425	517	908	175.6
Due to credit institutions (2)	85,297	83,490	1,806	2.2
Other liabilities	92,636	87,822	4,814	5.5
Shareholders’ equity (3)	31,282	30,404	878	2.9
Other customer funds under management	43,391	45,809	(2,417)	(5.3)
Mutual funds	27,080	31,038	(3,959)	(12.8)
Pension funds	10,076	9,645	431	4.5
Managed portfolios	6,236	5,126	1,110	21.6
Savings-insurance policies	—	—	—	—
Customer funds under management	339,424	332,409	7,016	2.1

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

116

Continental Europe

▶	Attributable profit up 0.8% at EUR 2,305 million:

•	Basic revenues (+3.8%) maintained their growth trend, spurred by net interest income (+6.7%) .

•	Operating expenses dropped 1.5% on a like-for-like basis.

•	Net operating income increased 7.6% .

•	Profit evolution conditioned by larger provisions.

▶	Growth strategy: preference for liquidity against a background of low demand for loans.

Attributable profit was EUR 2,305 million, 0.8% more than in 2011 and determined to a large degree by higher provisions.

The results reflect the positive perimeter effect of incorporating Bank Zachodni WBK in Poland and SEB’s branches in Germany and a small negative impact from the insurance operation in Spain and Portugal. Overall, there was a positive impact of one percentage point in attributable profit.

Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.

Strategy

In a weak environment and with low interest rates, the Group’s strategy over the last two years focused on:

•	Defending spreads on the assets side (those on new ones are improving) and on the liabilities side.

•	Control of expenses.

•	Active risk management.

•	Capturing of deposits in a context of low demand for loans.

Activity

Net customer loans was 7% lower, with reductions in all commercial units in Spain and Portugal, growth at Bank Zachodni WBK and stability at Santander Consumer Finance.

Customer deposits, including retail commercial paper, increased 7%, with those from retail networks in Spain performing well (balances of demand and time deposits: +17%), which was offset by lower wholesale balances and reduction in repos. Excluding repos, deposits grew 10%.

By units, Spain’s increased 12%, Portugal’s 2% while Bank Zachodni WBK’s dropped 1% (in local currency) and Santander Consumer Finance’s dropped 4%. Mutual funds declined 13%, affected by the market trend and the preference for deposits, while pension plans increased 4%.

Results

Basic revenues (net interest income, fee income and insurance activity) increased 3.8% and gross income 4.3% . The networks in Spain and Portugal registered growth.

Net interest income rose 6.7%, partly benefiting from the perimeter. Excluding their impact, growth was 5.0%, with good performance in the Santander Branch Network and Banesto. Fee income was 3.9% lower because of reduced business activity.

Operating expenses were higher due to the perimeter effect, as on a like-for-like basis they continued to declined (-1.5%) . All units registered flat growth or their costs declined. Of note was the drop in Portugal (-4.8%) .

Solid revenues and containment of costs improved the efficiency ratio by 1.6 p.p. to 45.5% . Net operating income grew 7.6% (+6.9% on a like-for-like basis).

Net provisions for loan losses were 20.8% higher than in 2011, which included EUR 416 million of generic provisions released.

After absorbing the larger provisions, attributable profit increased 0.8% to EUR 2,305 million.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

CONTINENTAL EUROPE. MAIN UNITS (EUR Million)

	Santander Branch Network			Banesto			Portugal
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	Var (%)
INCOME STATEMENT
Net interest income	3,564	3,235	10.2	1,454	1,351	7.6	570	592	(3.8)
Net fees	1,116	1,099	1.5	596	616	(3.3)	328	345	(4.8)
Gains (losses) on financial transactions	100	108	(7.4)	228	98	132.4	109	14	662.6
Other operating income (1)	(148)	(41)	258.1	(12)	47	—	30	21	43.5
Gross income	4,631	4,400	5.2	2,266	2,113	7.3	1,037	972	6.7
Operating expenses	(2,049)	(2,047)	0.1	(999)	(1,001)	(0.2)	(504)	(529)	(4.8)
General administrative expenses	(1,900)	(1,895)	0.3	(871)	(878)	(0.8)	(433)	(460)	(5.8)
Personnel	(1,212)	(1,233)	(1.7)	(630)	(636)	(0.9)	(301)	(317)	(4.8)
Other general administrative expenses	(688)	(662)	3.9	(241)	(242)	(0.6)	(132)	(143)	(8.0)
Depreciation and amortisation	(149)	(153)	(2.3)	(128)	(123)	4.3	(71)	(69)	1.7
Net operating income	2,582	2,353	9.7	1,267	1,112	14.0	533	443	20.4
Net loan-loss provisions	(1,549)	(1,437)	7.8	(943)	(661)	42.7	(393)	(206)	90.5
Other income	(62)	(11)	444.0	(175)	(251)	(30.0)	(11)	(50)	(78.4)
Profit before taxes	972	905	7.4	148	200	(25.8)	130	187	(30.5)
Tax on profit	(262)	(244)	7.4	(45)	(46)	(3.4)	(6)	(13)	(56.1)
Profit from continuing operations	709	660	7.4	104	154	(32.5)	124	174	(28.7)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	709	660	7.4	104	154	(32.5)	124	174	(28.7)
Minority interests	0	1	(39.1)	10	24	(56.5)	0	0	—
Attributable profit to the Group	709	660	7.4	94	130	(28.1)	124	174	(28.7)
BALANCE SHEET
Customer loans (2)	95,134	102,643	(7.3)	61,665	68,850	(10.4)	25,960	28,403	(8.6)
Trading portfolio (w/o loans)	—	—	—	8,432	7,869	7.1	1,947	1,617	20.4
Available-for-sale financial assets	—	—	—	6,172	8,333	(25.9)	4,023	4,496	(10.5)
Due from credit institutions (2)	15	104	(86.0)	14,971	9,637	55.4	3,527	2,467	43.0
Intangible assets and property and equipment	1,201	1,201	(0.0)	1,131	1,328	(14.8)	382	452	(15.4)
Other assets	17,072	1,829	833.6	9,838	10,215	(3.7)	6,400	7,120	(10.1)
Total assets/liabilities & shareholders’ equity	113,422	105,776	7.2	102,209	106,232	(3.8)	42,240	44,555	(5.2)
Customer deposits (2)	95,986	78,864	21.7	48,257	50,755	(4.9)	23,971	23,465	2.2
Marketable debt securities (2)	7,893	4,965	59.0	19,698	22,531	(12.6)	3,492	5,037	(30.7)
Subordinated debt (2)	—	—	—	175	784	(77.7)	—	—	—
Insurance liabilities	—	—	—	—	—	—	87	70	23.7
Due to credit institutions (2)	593	543	9.3	18,605	16,591	12.1	11,719	13,395	(12.5)
Other liabilities	2,515	14,780	(83.0)	10,728	10,870	(1.3)	549	31	—
Shareholders’ equity (3)	6,435	6,625	(2.9)	4,747	4,702	1.0	2,421	2,557	(5.3)
Other customer funds under management	23,334	23,640	(1.3)	8,102	8,375	(3.3)	2,421	2,686	(9.9)
Mutual funds	14,346	16,158	(11.2)	4,129	4,440	(7.0)	1,544	1,866	(17.3)
Pension funds	6,151	5,918	3.9	1,258	1,237	1.6	787	760	3.5
Managed portfolios	—	—	—	91	109	(16.3)	90	59	52.6
Savings-insurance policies	2,837	1,564	81.3	2,624	2,588	1.4	—	—	—
Customer funds under management	127,212	107,469	18.4	76,231	82,444	(7.5)	29,884	31,188	(4.2)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

118

CONTINENTAL EUROPE. MAIN UNITS (EUR Million)

Santander Consumer Finance			Retail Poland (BZ WBK)
2012	2011	Var (%)	2012	2011	Var (%)
						INCOME STATEMENT
2,389	2,372	0.7	541	371	45.8	Net interest income
777	851	(8.6)	331	248	33.7	Net fees
(15)	(13)	13.3	79	58	36.7	Gains (losses) on financial transactions
(10)	3	—	16	13	20.2	Other operating income (1)
3,141	3,213	(2.2)	967	690	40.2	Gross income
(1,378)	(1,326)	4.0	(424)	(324)	30.9	Operating expenses
(1,213)	(1,204)	0.7	(390)	(298)	30.9	General administrative expenses
(622)	(590)	5.6	(233)	(179)	29.9	Personnel
(590)	(615)	(4.0)	(157)	(119)	32.5	Other general administrative expenses
(165)	(121)	36.6	(34)	(26)	30.3	Depreciation and amortisation
1,763	1,887	(6.6)	543	366	48.4	Net operating income
(753)	(853)	(11.7)	(112)	(60)	87.5	Net loan-loss provisions
(40)	(139)	(71.0)	(1)	(3)	(72.1)	Other income
970	895	8.3	430	303	41.9	Profit before taxes
(202)	(173)	16.9	(87)	(63)	39.3	Tax on profit
768	722	6.3	342	240	42.5	Profit from continuing operations
(7)	(24)	(71.6)	—	—	—	Net profit from discontinued operations
761	698	9.0	342	240	42.5	Consolidated profit
34	32	8.0	13	8	59.4	Minority interests
727	666	9.0	330	232	42.0	Attributable profit to the Group
						BALANCE SHEET
56,683	56,731	(0.1)	9,732	8,479	14.8	Customer loans (2)
1,339	1,335	0.3	175	1,304	(86.6)	Trading portfolio (w/o loans)
228	205	11.0	2,876	2,617	9.9	Available-for-sale financial assets
11,502	10,876	5.7	394	309	27.7	Due from credit institutions (2)
999	784	27.4	146	183	(20.1)	Intangible assets and property and equipment
3,295	2,899	13.6	1,527	645	136.7	Other assets
74,045	72,831	1.7	14,850	13,536	9.7	Total assets/liabilities & shareholders’ equity
31,892	33,198	(3.9)	11,217	10,359	8.3	Customer deposits (2)
6,083	5,410	12.4	—	—	—	Marketable debt securities (2)
10	75	(86.4)	100	99	1.5	Subordinated debt (2)
—	—	—	—	—	—	Insurance liabilities
20,504	18,912	8.4	478	1,163	(58.9)	Due to credit institutions (2)
4,506	5,395	(16.5)	1,259	703	79.1	Other liabilities
11,050	9,840	12.3	1,796	1,213	48.1	Shareholders’ equity (3)
6	6	(4.3)	2,594	1,926	34.7	Other customer funds under management
2	2	(6.4)	2,443	1,747	39.8	Mutual funds
4	4	(3.1)	—	—	—	Pension funds
—	—	—	150	179	(15.9)	Managed portfolios
—	—	—	—	—	—	Savings-insurance policies
37,991	38,689	(1.8)	13,911	12,383	12.3	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Santander Branch Network

▶	Attributable profit increased 7.4% to EUR 709 million:

•	Gross income was 5.2% higher, backed by net interest income.

•	Operating expenses remained flat (+0.1%) for the fourth year running.

•	Net operating income rose 9.7% .

•	Loan-loss provisions rose 7.8% due to the non-release of generic provisions in 2012 and the rise in the system’s NPLs.

▶	Fast pace in capturing customer funds (+EUR 20,000 million) and scant demand for loans. The commercial gap improved by EUR 28,000 million.

The Santander Branch Network posted an attributable profit of EUR 709 million, 7.4% more than in the 2011. Net operating income before provisions increased 9.7%, a better growth rate than in previous quarters.

These results were obtained in a still difficult environment, characterised by shrinkage in GDP, domestic demand and consumption, rising unemployment and downward interest rates, at historic lows, with their impact on spreads.

Strategy

The priorities were: risk quality and management of NPLs; the focus on customer funds in order to gain market share and narrow the commercial gap; support for SMEs and exporters through specific programmes to grant credit; management of spreads and control of costs.

All of this while maintaining the target of capturing and linking customer under the Queremos ser tu Banco strategic plan, launched seven years ago.

In 2012, the plan captured 700,000 new customers. This dynamism was also seen in customer linkage, strengthened by the line Queremos ser tu primer banco, whose objectives are to increase transaction banking and loyalty to the brand.

Within this line, the programme Ahorra con Queremos ser tu Banco was launched, which provides new advantages to those benefiting from the plan in the form of offers and discounts on the products and services of the main brands in the Spanish market.

In 2012 Santander launched the Contactless card, which enables the card to be used without contact with the point of sale terminal, providing greater convenience and speed both to the shops and the clients. Also, the new customer service via Twitter and chat was developed.

Activity

As a result of this strategy, on-balance sheet customer funds, which registered a favourable evolution, grew 24% to EUR 103,879 million (+EUR 20,000 million) at the end of 2012.

This growth came from various products (increased in demand and time deposits and in retail commercial paper) and business segments (all of them registered growth), enabling the cost of funds to be maintained at very acceptable levels (1.49%) and below that of the sector’s average.

This evolution enabled to gain market share in deposits + retail commercial paper in Spain rose above 200 b.p. in 2012.

Net customer loans in a weak market dropped 7% (-4% in gross customer loans). Nevertheless, 214,000 loans for a total amount of EUR 29,000 million were granted in the year (over 16% more than in 2011).

The Santander Branch Network is maintaining its active policy of tending to the financing needs of its customers and boosting the most dynamic economic sectors. The Programa 4.000 was launched in the first part of the year, so called because this is the initial amount in millions of euros made available to SMEs and exporters, through two lines of action, the Crédito Activación and the Plan Exporta.

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In this context, 7,952 SMEs have benefited from this programme with EUR 944 million and 4,851 exporters (EUR 4,263 million).

The ICO and BEI programmes granted 23,600 new loans in 2012 (EUR 1,675 million combined in the two programmes).

As regards individual customers, the Network continued to support the mortgage moratorium programme that came into effect in the middle of 2011, which anticipated some of the measures later introduced by the government in royal decree law 27/2012 to help borrowers unable to meet their mortgage payments. 21,000 customers benefited from this programme.

As regards liquidity, the commercial gap was reduced by EUR 28,000 million in 2012 which coupled with declines of previous years brought the total gap reduction since 2009 to EUR 51,600. The relation between loans and customer deposits improved significantly to 92% (122% in 2011 and 159% in 2009).

Results

The two main strengths of the 2012 income statement were the increase in revenues for the second year running and strict control of costs. Loan-loss provisions, meanwhile, increased in an environment of rising NPLs.

Net interest income rose 10.2% to EUR 3,564 million, due to growth in deposits and active management of spreads, particularly on loans.

Fee income and trading gains were similar to 2011 (+0.7%).

Factors at play here were those from mutual funds (-18.0%), in line with the market, and fee income from guarantees (-6.1%), while income from the purchase and sale of securities, means of payment and insurance rose.

The fall in the rest of revenues was due to the higher cost of the contribution to the Deposit Guarantee Fund (from 0.6‰ to 2‰ of eligible funds). This increased the charge from EUR 47 million in 2011 to EUR 144 million in 2012.

Gross income was EUR 4,631 million, 5.2% more than in 2011, and that generated in each quarter was higher than in the same period of 2011.

Operating expenses remained flat for the fourth year running (+0.1%), and this was achieved without any significant closures of branches, unlike the trend in the sector. Inflation was 10% over the last four years.

Net operating income rose 9.7% to EUR 2,582 million and the efficiency ratio improved significantly, to 44.2% (46.5% in 2011).

Net loan-loss provisions were 7.8% higher than in 2011 at EUR 1,549 million, because of the release of EUR 298 million of generic provisions in 2011. In line with the Group’s policy, these provisions do not include those derived from implementing royal decree laws 2 and 18 of 2012 to lift coverage of real estate exposure, which were recorded by the area of Corporate Activities.

The NPL ratio was 9.65% in the retail network (excluding wholesale activity) and 7.29% at the parent bank, more suited to be compared with the sector’s and well below it. Coverage was 68% for Santander Branch Network and 70% for the parent bank.

Net operating income after provisions was 12.8% higher at EUR 1,033 million. Attributable profit was EUR 709 million (+7.4%).

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Banesto

▶	Attributable profit down 28.1% at EUR 94 million:

•	Gross income was 7.3% higher (+7.6% net interest income).

•	Operating expenses remained flat (-0.2%) .

•	Net operating income increased 14.0% .

•	Loan-loss provisions increased 42.7% because of the non-release of generic provisions in 2012 and the rise in NPLs in the system.

▶	Better NPL ratios than the sector.

▶	Lending reflected the lower demand and funds the focus on profitability. The commercial gap improved by EUR 6,200 million.

Banesto generated attributable profit of EUR 94 million, 28.1% less than 2011 and conditioned by the release of EUR 118 million of generic provisions in 2011 and the higher provisions in 2012. Net operating income (pre-provision profit) increased 14.0% .

These results were produced in a very complicated scenario of recession, low business volumes and interest rates and the system’s NPLs reaching historic highs.

During 2012, significant progress was made in the major restructuring of the Spanish banking system.

Strategy

Within this restructuring framework, the boards of Banco Santander and Banesto approved the Common Draft Terms of Merger between Santander and Banesto (detailed in some other parts of this report). The legal merger is expected to be completed in May 2013, while operational and brand integration will take place before the end of year.

Banesto surpassed its strategic objectives for 2012, which were focused on solvency, liquidity, credit risk quality, reducing exposure to the real estate sector and improving cost efficiency.

The main achievements included in 2012:

•	Solvency was strengthened. The core capital ratio reached 9.2% (9.0% in December 2011).

•	The commercial gap was narrowed by EUR 6,200 million and was the main source of liquidity generation. This resulted in reduced recourse to the markets and a comfortable liquidity position, as shown by the fact that Banesto has returned the EUR 4,000 million borrowed in the first LTROs auction, the maximum amount allowed.

•	In credit risk quality, the NPL ratio was 6.28%, one of the best in the sector, while real estate exposure was reduced by EUR 2,300 million.

•	Strict control of costs kept Banesto’s efficiency ratio as one of the sector’s best (44.1% and 3.3 p.p. better than in 2011).

These results were achieved thanks to aligning the whole bank with the priorities, which, from the business standpoint, centred on capturing and improving customer linkage in order to be the reference bank for individuals and companies.

Activity

The dynamics are similar to those for the whole of Spain and are reflected in the narrowing of the commercial gap and the 11 point improvement in the loan-to-deposit ratio.

Customer loans, with stability in retail (-2% in mortgages) and in the combined SMEs, companies and public sector (including payments to suppliers) almost flat. The fall was in loans to large companies and real estate (-34%).

Something similar happened in deposits + retail commercial paper (excluding repos), which increased 4% over 2011, of which to individuals and companies plus the public sector rose 7% and 4%, respectively.

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Spain’s recession is pushing up NPL entries, largely in the real estate sector, although the recoveries and sale of portfolios is containing the rise in the balance of bad loans. At the end of 2012 the NPL ratio was 6.28% and coverage ratio 71%.

Results

Net interest income was EUR 1,454 million, 7.6% more than in 2011. Balance sheet management and the improvement in the customer spreads largely offset the impact of lower activity and low interest rates.

Net fee income amounted to EUR 596 million, 3.3% lower than in 2011. Revenues from services remained virtually unchanged (-0.5%), as commercial management, customer linkage and the focus on areas with the strongest growth potential, offset the lower volumes. Fee income from mutual and pension funds declined 23.7%, basically due to customers’ preference for other savings instruments.

Gains on financial transactions surged 132.4% to EUR 228 million. Most of this growth came from the results generated in the repurchase of preferred shares. Of the remaining growth, the main component was operations with customers which were 2.0% higher than in 2011.

Other operating income and the results of non-financial companies reflect the impact of the higher cost (EUR 47 million) of the contribution to the Deposit Guarantee Fund.

Gross income was EUR 2,266 million, 7.3% more than in 2011 and improved the growth trend of previous quarters.

The strict control of efficiency continues to be one of Banesto’s main priorities. Operating expenses dropped a little (0.2%), which combined with the rise in gross income improved the efficiency ratio by 3.3 p.p. to 44.1%, among the best of Spanish banks according to the latest figures.

Net operating income was EUR 1,267 million (+14.0% and a higher year-on-year increase than at the end of third quarter).

Loan-loss provisions were EUR 943 million (EUR 661 million in 2011). The 2011 figure included a EUR 118 million release of generic provisions and EUR 778 million of specific provisions, while in 2012 almost all the provisions were specific.

In line with the Group’s policy, these provisions do not include those derived from implementing royal decree laws 2 and 18 of 2012 to lift coverage of real estate exposure, which were recorded by the area of Corporate Activities.

Attributable profit was EUR 94 million, 28.1% less than in 2011.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Portugal

▶	Business still affected by the adjustment plan and the restructuring of the Portuguese banking system agreed with international institutions.

▶	The strategy is to give priority to balance sheet strengthening:

•	Better credit quality ratios than its competitors.

•	The deleveraging target for the year was met: lending declined 9% and deposits increased 2%.

•	Core capital ratio of 12.3%, clearly above the minimum required.

•	The best rating among banks and above the sovereign rating by Fitch Ratings, Moody’s and DBRS.

▶	In results:

•	Sharp drop in profit: -28.7% due to weak basic revenues (-3.6%) and effort in provisions (+90.5%) .

•	On the positive side, management of spreads and reduced costs (-4.8%)

Santander Totta’s attributable profit was EUR 124 million, 28.7% lower, mainly affected by the country’s recession and higher loan-loss provisions and, to a lesser extent, by the negative perimeter effect from the insurance operation.

The business carried out by Santander in Portugal is mainly focused in retail banking, with a network of 667 branches, providing service to nearly two million customers and a market share of 10%.

Environment

The economy shrank by an estimated 3% in 2012, less than initial estimates as the larger than expected fall in domestic demand was offset by export growth.

Households cut their spending more sharply, due to lower available income and in anticipation of further austerity measures. Exports remained strong despite the deterioration in the external environment. Nominal growth was 7.7% in the first nine months, and those to emerging markets grew more.

The goods and services balance remained positive in the second half of the year and the current account balance continued to improve at a faster rate than anticipated in the Memorandum of Understanding.

The fall in domestic demand had a negative impact on the fiscal budget, as it produced a sharp fall in VAT receipts, which wiped out the spending improvement, particularly that on personnel, while the rise in unemployment increased the bill for social benefits.

The fiscal budget deficit reduction targets were revised to 5.0% of GDP for 2012 from 4.5% and 4.5% in 2013 from 3.0% .

Deleveraging continued in the financial sector, due more to the natural fall in lending as a result of weak demand, which eased the pressure on capturing deposits and hence on their cost. The banking sector also recapitalised in order to meet the required core capital ratio levels.

The troika (EU, IMF and ECB) assessed the government’s adjustment programme for the sixth time and concluded that it was on line to meet the targets, although it faced greater difficulties.

Strategy

In this macroeconomic and competitive framework, Santander Totta’s strategy was based on the following lines of action:

•	Further deleveraging of the balance sheet. Continued focus on capturing deposits and reducing loans, which further narrowed the commercial gap and enhanced the balance sheet structure.

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•	Protecting net interest income. The bank managed its policy for capturing deposits prudently, mainly at the beginning of the year, when competitors were still aggressively attracting deposits. The bank also pursued a repricing strategy of assets, especially in loans to companies and businesses.

•	NPL management: preventative policy.

•	Strengthening the bank’s business with companies. In this scope are included the Plan Exportación and the launch in the second half of the year of Plan Activaçao, a EUR 1,500 million credit line for companies. Continued support for the PME Investe and PME Crecimiento programmes, in which it maintains a significant market share.

•	Strict control of costs, in line with previous years.

Activity

Deposits maintained their growing trend and increased 2% to EUR 23,971 million and customer loans dropped 9% to EUR 25,960 million and affected all segments.

The loan-to-deposit ratio, as a result, improved from 121% at the end of 2011 to 108% in December 2012.

In terms of liquidity, the bank maintained a comfortable position thanks to the reduction in the liquidity gap, its capacity to generate profits and a pool of available assets, sufficient if needed to finance itself in the repo market or in the ECB.

Results

Net interest income fell 3.8% to EUR 570 million. Despite the gradual decline in lending and the still high cost of deposits, the bank managed to maintain a policy of defending spreads.

Net fee income dropped 4.8%, mainly because of reduced business activity.

Gains on financial transactions amounted to EUR 109 million, with a significant increase from the repurchase of debt in the first quarter that enabled loan-loss provisions to be strengthened.

As a result, gross income rose 6.7% to EUR 1,037 million.

This, coupled with the 4.8% fall in operating expenses, enabled net operating income to rose 20.4% and the efficiency ratio to improve by 5.8 p.p. to 48.6% .

In an unfavourable scenario, loan-loss provisions rose 90.5%, partly due to the increase in NPLs as a result of the economic cycle and to their strengthening in 2012 by trading gains.

The NPL ratio was 6.56% and coverage ratio 53% (4.06% and 55%, respectively, in 2011).

Profit before tax was EUR 130 million, 30.5% lower. Attributable profit was EUR 124 million (-28.7%) .

Santander Totta was again recognised by the main financial publications: The Banker named it “Bank of the Year in Portugal” and Euromoney and Global Finance “Best Bank in Portugal.” The Portuguese magazine Exame awarded it the accolade of “The Most Solid Bank.”

Moreover, the rating by Fitch Ratings, Moody’s and DBRS is higher than that of the sovereign debt. It also has the best rating among Portuguese banks.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Santander Consumer Finance

▶	Attributable profit was 9.0% higher at EUR 727 million.

•	Gross income declined 2.2%, with stable net interest income and lower fee income (-8.6%) because of the weak environment.

•	Higher operating expenses (+4.0%) due to the business development of Santander Retail in Germany.

▶	Improved credit quality (lower NPLs and higher coverage), which resulted in lower loan-loss provisions

(-11.7%).

▶	New loans up 1%, well above the sector due to Poland, Germany and the Nordic countries

The attributable profit of Santander Consumer Finance in Continental Europe was EUR 727 million (+9.0%).

Of note compared to 2011 were sound results in an environment of weaker consumption. The small fall in revenues and higher costs related to franchise development were offset by lower provisions.

Strategy

Santander Consumer Finance (SCF) is specialised in auto finance through dealers, and also provides personal loans, loans for the purchase of durable goods and credit cards and also deposits.

In 2012, SCF continued to strengthen the pillars of its business model: diversification, leadership in core markets, efficiency, risk control and recoveries, as well as a single pan-European platform. The main management focus was on:

•	Organic growth and cross-selling, backed by brand agreements and greater penetration in the used car segment to offset the fall in new car sales.

•	Consolidation of the business model in Germany, through implementation of the new Partenón IT platform.

•	Consolidating SC Poland, reinforced in the third quarter with the acquisition of the consumer credit company Zagiel, a specialist in consumer credit.

Activity

SCF’s gross customer loans amounted to EUR 59,212 million, virtually unchanged from 2011 (EUR 59,308 million). Better evolution in the markets of central and northern Europe (Nordic countries: +16%; Germany was stable). The rest of markets were affected by the economic situation and deleveraging (Spain: -3%; Portugal: -21% and Italy: -12%).

New lending amounted to EUR 21,720 million at December 2012 (+1%), mainly backed by used car sales (+6%) and durable goods (+10%). Also of note was the growth in new car sales (+2%), which contrasts with the 8% drop in car sales in the EU. On the other hand, direct lending was 5% lower and other products dropped 11%.

Of note was the double-digit growth from the agreements with car manufacturers, which had a positive impact in all countries. Its above average performance for this business increased its relative share in the area, and now accounts for 12% of the total lending portfolio, while offering a better risk profile.

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By units, new lending increased in Poland (+9%), the Nordic countries (+14%), and Germany (+5%) and declined in Spain (-4%), Italy (-29%) and Portugal (-37%), impacted by the sharp fall in new car sales.

Customer deposits in this area remained high at EUR 31,892 million, an aspect differentiating Santander from its competitors and which conferred stability on its funding.

Wholesale funding also evolved well. More than EUR 2,100 million were issued during 2012. Of note was the securitisation activity of SCF (EUR 1,600 million captured in the markets). It is the first entity to securitise loans to finance cars in Finland and Sweden. There was also a senior debt issue of EUR 500 million in the fourth quarter made by the parent of SCF.

Deposits and medium- and long-term issues, including securitisations, accounted for 69% of the area’s net lending.

The funding plan for 2013 is based on a continuation of these trends, with a high level of deposits and wholesale funding through securitisations and issuances.

Results

The income statement reflects management of business in a complex environment of growth, financing and risk. Net interest income remained stable (+0.7%) due to management of spreads on loans, which produced a higher return on new lending, and funding costs. Gross income declined 2.2% because of weak fee income (-8.6%) .

Operating expenses (+4.0%) reflect the impact of the development of Santander Retail in Germany, as well as its restructuring costs, and the incorporation of Zagiel in Poland. The efficiency ratio was 43.9% .

Loan-loss provisions (-11.7%) reflect the improvement in credit quality. The NPL ratio improved for the third year running and ended 2012 at 3.90% (3.97% in 2011). Coverage ratio remained virtually unchanged (110%).

There was also a favourable impact from the lower other income and provisions due to the effort made in provisions in the previous year.

The performance of revenues, costs and provisions pushed up profits.

The Nordic countries, Poland and Spain registered profit growth and Portugal and Italy were weaker. Germany continued to contribute the largest share of profits (52% of the area’s total). IT and operational integration of Santander Retail (former SEB) was completed. This will support business development in the coming years.

As regards the SCF UK, which for accounting purposes is part of Santander UK, the trend was very good. Profit rose 20.1% in sterling, driven by 19% growth in new lending, well above the sector.

Considering the SCF UK profit, the attributable profit for the area was EUR 827 million, 11.1% more.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Poland(BZ WBK)

▶	Consolidated as of April 1, 2011.

▶	Attributable profit of EUR 330 million, 42.0% more than its contribution to the Group in 2011.

▶	Solid funding structure: loan-to-deposit ratio of 87%.

▶	Better NPL ratios and coverage in 2012.

▶	Positive GDP growth potential, enhanced market presence and management capacity.

▶	Merger of BZ WBK and Kredyt Bank completed in January 2013.

BZ WBK posted an attributable profit in its first consolidated year of EUR 330 million, 44.4% (in local currency) more than in 2011 (when it consolidated three quarters). In local criteria and on a like-for-like basis (considering four quarters in both 2011 and 2012) growth was 21.1% due to higher revenues and lower costs which comfortably absorb the increase in provisions.

Economic environment

The economy slowed down in 2012 (2%), while inflation was 2.2% in December. This was due to the weaker performance of the European economy, particularly Germany (exports to the EU account for 79% of the total, and 25% go to Germany), as well as reduced domestic demand and the measures in force to reduce the public budget deficit.

Expansive monetary policy measures began to be developed, beginning with a cut of 0.5% in the key rate in the fourth quarter to 4.25% . This trend continued in the beginning of 2013 (an additional 0.5% cut to 3.75%) . The zloty appreciated against the euro, from PLN 4.46 at the end of 2011 to PLN 4.07 in 2012, while the Polish bond yield dropped notably.

Strategy

BZ WBK’s business model is retail banking, including individuals, SMEs and corporations and with a notable presence in asset management, intermediation of securities and leasing. All of this fits well with Santander model and provides a significant growth potential in results in the next few years, both via business as well as synergies from the merger underway.

In February 2012, Banco Santander, S.A. and KBC Bank NV (KBC) announced they had entered into an investment agreement to merge their Polish banking subsidiaries, Bank Zachodni WBK, S.A. and Kredyt Bank,S.A., which materialised in early 2013 after receiving authorisation from Poland’s financial supervision authority (KNF) in December.

Grupo Santander stake in the resulting entity will be at around 75.2%.

This operation considers several stages: the legal merger of the banks, migration of Kredyt Bank brand, migration of customers and products to the IT systems, total operational merger program, and implementation of systems and solutions in a “Golden Platform”. The legal merger of the banks has already been done and the more immediate synergies obtained. The subsequent phases are now being developed.

This operation increases the Group’s importance in the Polish financial system where it is the third largest bank by branches, volumes, revenues and profits, and improves its position in a country with significant potential for banking business: 38.5 million inhabitants, a stable economy (the only EU country not to have suffered a recession in the last decade), which needs to complete its infrastructure and has a low level of “bankarisation” (lending represents around 50% of GDP).

The European Bank for Reconstruction and Development took a minority stake in BZ WBK in August 2012.

Activity

At the end of 2012 BZ WBK had EUR 9,732 million of loans and EUR 11,217 million of customer deposits. It has a very solid funding structure underscored by its loan-to-deposit ratio of 87%.

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Loans grew 5% in local currency, higher than the increase of the banking system. BZ WBK’s growth came from all segments: that to individuals, the most dynamic, rose 9%.

Deposits decreased 1%, largely due to the reduction in customers’ time deposits, as a result of the financial cost reduction strategy. Current accounts, on the other hand, increased 13%.

In September 2012 the European Investment Bank made a loan of EUR 50 million to BZ WBK, the third granted by this bank. The funds are being used to develop the SMEs sector in Poland.

Results

Attributable profit was EUR 330 million, fuelled by growth in gross income and an efficiency ratio of 43.9%, which enabled profits to grow against a backdrop of higher provisions, originated by the slowdown of the economy in the third and fourth quarters of the year and some one-off case recorded in the second quarter.

Compared with 2011, where BZ WBK only consolidated three quarters, net operating income was 51.0% higher (+42.6% in revenues and +33.2% in expenses) and attributable profit rose 44.4% .

In local criteria (for like-for-like comparisons in the period, i.e. the four quarters in the two years), profit rose 21.1% . Gross income increased 8.2%, due to net interest income (+11.2%) which, in turn, benefited from greater lending in all segments.

Operating expenses declined 5.6% and net operating income increased 22.1% . Loan-loss provisions were 36.7% higher.

The NPL ratio has declined since the bank became part of the Group and was 4.72% at the end of 2012 (6.43% in June 2011). Coverage ratio also improved to 68%.

▶ Rest of Continental Europe

Attributable profit dropped 24.2% to EUR 321 million, as global businesses were hit by the economic environment and by a degree of perimeter impact from the insurance operations.

GBM Europe’s profit was 14.2% lower. Net interest income performed the best (+6.2%) as a result of the repricing of credit operations. Operating expenses performed well and were 4.3% lower than in 2011.

Net fee income declined 20.5% due to lower revenues from advisory services for fewer M&A operations and the reduced volume in equities. Trading gains remained virtually unchanged.

Provisions were higher because of the increase in provisions in Spain.

Revenues from Asset Management was down 4.4%, affected by reduced activity and partly offset by the small decline in costs. Attributable profit fell 21.7% .

Insurance offered the best P&L profile. Its gross income rose 73.4%, backed by the merger of Santander’s and Banesto’s insurance companies, which produced an increase of 118.2% in net operating income. Profit tripled to EUR 109 million from EUR 35 million in 2011.

Lastly, Banif’s performance reflected the environment in which it conducts business in Spain: higher gross income, which rose 4.8% because of net interest income (+12.3%), and a 228.0% increase in provisions. Sharp drop of 28.0% in costs (personnel, general and amortizations).

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

UNITED KINGDOM (EUR Million)

	2012	2011	Variation amount	%
INCOME STATEMENT
Net interest income	3,560	4,356	(796)	(18.3)
Net fees	1,238	1,079	159	14.7
Gains (losses) on financial transactions	361	405	(45)	(11.0)
Other operating income (1)	17	26	(9)	(32.9)
Gross income	5,176	5,866	(690)	(11.8)
Operating expenses	(2,741)	(2,596)	(145)	5.6
General administrative expenses	(2,357)	(2,243)	(114)	5.1
Personnel	(1,476)	(1,415)	(61)	4.3
Other general administrative expenses	(881)	(828)	(53)	6.4
Depreciation and amortisation	(385)	(353)	(32)	9.0
Net operating income	2,434	3,270	(835)	(25.5)
Net loan-loss provisions	(832)	(633)	(199)	31.5
Other income	(173)	(966)	793	(82.1)
Ordinary profit before taxes	1,429	1,671	(241)	(14.4)
Tax on profit	(335)	(448)	113	(25.1)
Ordinary profit from continuing operations	1,094	1,223	(129)	(10.5)
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	1,094	1,223	(129)	(10.5)
Minority interests	—	—	—	—
Ordinary attributable profit to the Group	1,094	1,223	(129)	(10.5)
Net capital gains and provisions	81	—	81	—
Attributable profit to the Group	1,175	1,223	(48)	(3.9)
BALANCE SHEET
Customer loans (2)	250,527	255,699	(5,172)	(2.0)
Trading portfolio (w/o loans)	38,177	41,440	(3,263)	(7.9)
Available-for-sale financial assets	6,718	55	6,663	—
Due from credit institutions (2)	18,124	16,808	1,315	7.8
Intangible assets and property and equipment	2,561	2,290	272	11.9
Other assets	43,618	39,855	3,764	9.4
Total assets/liabilities & shareholders’ equity	359,726	356,147	3,579	1.0
Customer deposits (2)	194,452	194,318	134	0.1
Marketable debt securities (2)	73,919	70,823	3,096	4.4
Subordinated debt (2)	5,534	8,260	(2,726)	(33.0)
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	29,253	31,203	(1,950)	(6.2)
Other liabilities	43,416	38,511	4,904	12.7
Shareholders’ equity (3)	13,152	13,032	120	0.9
Other customer funds under management	13,919	15,744	(1,826)	(11.6)
Mutual funds	13,919	15,744	(1,826)	(11.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	287,823	289,145	(1,321)	(0.5)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

130

United Kingdom (all changes in sterling)

▶	Attributable profit of £952 million (-10.2%) .

•	Gross income 17.5% lower, due to low interest rates and higher funding costs.

•	Lower operating expenses (-1.3%), despite the impact of inflation and continued investment in business.

•	Loan-loss provisions increased 22.8% (slowing down in recent quarters). Coverage ratio increased in 5 p.p.

▶	Customer lending down 5% but with an improved risk profile.

▶	Santander UK remains focused on growing SME lending (+18%).

▶	Retail deposits up 5% as result of the success of the ISA campaign and 1|2|3 World.

▶	Enhanced funding structure, including £14,000 million of medium-term funding issuance and reduced short-term borrowing.

In an environment of weak economic growth, low interest rates and higher funding costs, Santander UK posted an attributable profit of £952 million, 10.2% lower than in 2011.

The profit includes a net gain of £65 million resulting from the repurchase of debt capital instruments made in the third quarter. Most of this gain was offset by provisions related to the non-core corporate and potential conduct remediation.

Economic environment

Growth in the UK remained weak in 2012 (0% for the year as a whole). On a quarterly basis, GDP fell in the fourth quarter (-0.3%). Inflation was 2.8% in 2012, and average earnings continued to decline in real terms. The annual growth of lending to individuals remained below 1% in 2012, while the corporate lending market continued to contract (-2% at December).

The Bank of England held the base rate at a record low of 0.5% and extended its quantitative easing programme further in February and July 2012 to a total of £375,000 million. In addition, the Bank of England, jointly with the Treasury, launched the new Funding for Lending Scheme (‘FLS’) in July, which aimed to boost lending to the real economy. The economic environment remains uncertain, in part due to the downturn in the euro zone and its impact on UK exporters.

Strategy

The Santander UK market share of residential mortgage stock was slightly lower at 13.1% while the retail deposits stock market share was maintained at 9.4% . Santander UK continued to widen its range of products and services for retail and business customers. An important strategic focus in 2012 was to enhance balance sheet strength in terms of capital, credit risk, funding and liquidity.

Santander UK’s goal is to become a full service, diversified, customer-centred commercial banking franchise. The strategy has three basic principles: delivering value to our primary banking customers, more balanced business mix and becoming SME bank of choice, and leading efficiency and customer service and satisfaction underpinned by IT systems.

Santander UK launched a number of innovative and value-added products to strengthen its business. In particular, the 1|2|3 World product range has attracted 1.3 million customers and has created a new transactional primary customer base, driving current account deposits, an increase in switchers and a higher average credit card spend.

In 2012, Santander UK further developed its offering to corporate customers with a range of initiatives and new products to support and finance business growth. Of note was the innovative Breakthrough programme.

Activity

Santander UK remained firmly focused on the UK. Around 85% of customer assets consisting of prime UK residential mortgages. The mortgage portfolio of is of a good quality, with no exposure to self-certified or subprime mortgages and buy to let loans around 1% of assets. The loan-to-deposit ratio was 129%.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

In local criteria, customer loans amounted to £195,950 million, 5% less than in 2011, due to a reduction in mortgage loans (-5%) and UPLs (-19%), which was partly offset by the strong increase in loans to SMEs.

Gross mortgage lending amounted to £14,605 million; £9,100 million lower than in 2011. The gross lending market share in 2012 was 10.2%, well below the 16.8% recorded in 2011, as management tightened lending criteria on higher loan-to-value (LTV) and interest only mortgages. This was part of a range of actions to further improve the credit quality and profitability of the mortgage portfolio. New business spreads improved, with the new lending LTV of 63%.

Lending to companies amounted to £30,606 million, with lending to SMEs up 18% compared to 2011, underpinned by the opening of new Regional Business Centres from 28 in 2011 to 35 at the end of 2012.

UPL balances were 19% lower at £2,345 million, reflecting a management decision to selectively market loans to low risk customer segments and, in particular, those with an existing relationship with the bank.

Customer deposits were broadly unchanged at £148,572 million. The mix of the book changed as a result of a management decision to reduce rate sensitive deposits from private banking and from certain corporate clients (mainly Type A deposits). Retail deposits increased 5%, mainly current accounts and ISAs.

Medium-term funding issuance of £14,000 million was raised across a mix of sources and geographies in 2012, with a reduction in short-term borrowing.

Results

Attributable profit was £952 million, including the extraordinary net profit of £65 million.

Gross income declined from £5,088 million in 2011 to £4,196 million in 2012. Net interest income fell 23.6%, largely due to the impacts of higher funding (retail deposits and wholesale funding), low interest rates and the lower yield of the structure hedge, partly offset by higher volumes and margins on new lending to SMEs, Large Corporates and mortgages.

Net fee income rose 7.2%, due to increased fees and ancillary income from SME and Large Corporates. Gains on financial transactions declined 16.8%, due to the impact of lower market activity.

As a result, gross income stopped the fall of previous quarters and has started to stabilise in the second half of the year.

Operating expenses fell 1.3%, despite inflation and the continued investment in the business. The efficiency ratio was 53.0%, slightly higher than in 2011, largely due to weaker income.

Loan-loss provisions rose 22.8%, and on a downward growth trend. Both the stock of residential properties in possession (0.06%) as well as the NPL ratio of residential mortgages (1.74%) remained low with underlying performance stable and both were better than the sector average, according to the Council of Mortgage Lenders (CML).

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LATIN AMERICA (EUR Million)

	2012	2011	Variation amount	%
INCOME STATEMENT
Net interest income	17,881	16,349	1,532	9.4
Net fees	5,097	4,992	105	2.1
Gains (losses) on financial transactions	1,071	1,067	4	0.4
Other operating income (1)	(115)	(144)	29	(20.2)
Gross income	23,934	22,265	1,670	7.5
Operating expenses	(9,063)	(8,868)	(195)	2.2
General administrative expenses	(8,198)	(7,948)	(250)	3.1
Personnel	(4,617)	(4,448)	(168)	3.8
Other general administrative expenses	(3,581)	(3,500)	(81)	2.3
Depreciation and amortisation	(865)	(920)	55	(6.0)
Net operating income	14,872	13,397	1,475	11.0
Net loan-loss provisions	(7,380)	(5,447)	(1,933)	35.5
Other income	(818)	(1,020)	201	(19.7)
Profit before taxes	6,673	6,930	(257)	(3.7)
Tax on profit	(1,502)	(1,549)	47	(3.0)
Profit from continuing operations	5,171	5,381	(210)	(3.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,171	5,381	(210)	(3.9)
Minority interests	866	717	149	20.9
Attributable profit to the Group	4,305	4,664	(359)	(7.7)
BALANCE SHEET
Customer loans (2)	140,090	139,867	222	0.2
Trading portfolio (w/o loans)	28,403	31,705	(3,302)	(10.4)
Available-for-sale financial assets	23,499	26,186	(2,687)	(10.3)
Due from credit institutions (2)	25,799	19,181	6,618	34.5
Intangible assets and property and equipment	4,490	4,312	178	4.1
Other assets	46,753	53,594	(6,841)	(12.8)
Total assets/liabilities & shareholders’ equity	269,034	274,845	(5,812)	(2.1)
Customer deposits (2)	134,765	134,078	687	0.5
Marketable debt securities (2)	28,107	23,253	4,854	20.9
Subordinated debt (2)	5,734	6,015	(282)	(4.7)
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	32,089	46,813	(14,724)	(31.5)
Other liabilities	47,931	45,170	2,760	6.1
Shareholders’ equity (3)	20,409	19,516	893	4.6
Other customer funds under management	60,831	69,902	(9,071)	(13.0)
Mutual funds	48,178	55,829	(7,651)	(13.7)
Pension funds	—	—	—	—
Managed portfolios	12,653	14,073	(1,420)	(10.1)
Savings-insurance policies	—	—	—	—
Customer funds under management	229,437	233,248	(3,811)	(1.6)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Latin America (all changes in constant currency)

▶	Attributable profit was 5.6% lower at EUR 4,305 million (+3.7% excluding the perimeter effect).

▶	Basic revenues increased 11.9% . They were the main source of profit-generation and improved the profile of the income statement.

▶	Operating expenses rose 5.7% due to increased commercial capacity and inflationary pressures in some countries. The efficiency ratio improved further to 37.9% (39.8% in 2011).

▶	Pre-provision profit (net operating income) was 15.7% higher.

▶	Loan-loss provisions increased 42.6% because of higher lending and some deterioration of NPLs in the systems of various countries.

▶	Loans grew 8% and deposits 9%.

Santander generated attributable profit of EUR 4,305 million in 2012, 5.6% less. On a like-for-like basis (sale of the subsidiary in Colombia, agreement with insurers and higher minority interests in Brazil, Mexico and Chile), attributable profit increased 3.7%.

Economic environment

Against a backdrop of weak growth in developed economies, Latin America continued to grow at sustained rates of close to 3%. Domestic demand remained strong, although decelerating, while external demand’s contribution was still negative. The evolution, however, varied from country to country, with some growing at close to 6% and other at less than 2%.

The expectations for 2013 are positive for all countries, with higher growth in those countries that slowed down the most in 2012 and continued dynamism in the rest.

Despite the relative stability in financial markets after the summer, the global economic outlook remains fragile and with high risks on the down side. This scenario weighed on the decisions of Latin American central banks to maintain their interest rate stance between downward and neutral. Brazil’s benchmark rate was reduced to an historic low and rates remained basically stable in the rest of countries. The monetary authorities showed themselves ready at any moment to act in the event of a deterioration in the external environment while at the same time reaffirming their commitment to watch out for and control inflationary pressures.

The rise in inflation during the first three quarters of 2012, largely due to supply shocks in food and energy, was closely watched but initially assessed as being of a temporary nature. The moderation in the last quarter enabled inflation to end the year lower than in 2011 (below 5.5% on average).

The region’s external accounts also performed relatively well, although trade balances deteriorated, in most countries except for Mexico and Argentina. This was due to the fall in exports, reflecting weak external demand, albeit more moderate, and the rise in imports from buoyant domestic consumption.

The region, however, still had a trade surplus of close to 1% of GDP. Thanks to this, the current account deficit remained low and at a similar level to 2011 (less than 2% of GDP). The region is also receiving large net capital inflows of more than 2.5% of GDP in net terms, most of it direct investment.

These capital inflows enabled the current account deficit to be comfortably financed and to continue to build up international reserves, which stood at more than $740 billion at the end of November (+$63 billion in 2012).

Public accounts continued to be prudently managed. Budget deficits were expected to be lower than in 2011, thanks to faster growth in revenues than in costs. The region continues to enjoy low and sustainable public debt balances (close to 30% of GDP on average).

134

The region’s financial systems have high levels of capital, liquidity and solid credit quality indicators, as well as maintaining double-digit growth in lending and deposits and reflected a dynamic economy.

In the countries where Santander operates (Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Puerto Rico), banking business (loans + deposits) grew 12%.

Lending rose 15%. Loans to individuals increased 16%; (consumer credit + cards: +12%; mortgages: +23%), while credit to companies and institutions rose 15%.

Deposits grew 7%, with demand deposits up 14% and time deposits 2%.

Because of their impact on business and on converting figures into euros, the evolution of interest rates and exchange rates is commented on:

•	Short-term interest rates, based on the region’s average weighted rate, were 130 b.p. lower than the 2011 average at 7.5%. This was mainly due to cuts in Brazil’s rates.

•	The evolution of results in euros is affected by average exchange rates. The average annual exchange rate for the region’s currencies depreciated by 10% against the dollar in 2012. The dollar, the reference currency in Latin America, appreciated 8% on average against the euro. In average terms, the Brazilian real fell against the euro from BRL 2.32 to BRL 2.50, while the Mexican peso appreciated (from MXN 17.3 to MXN 16.9) and the Chilean peso (from CLP 672 to CLP 624).

Strategy

The Bank’s strategy is centred on consolidating the commercial franchise. Activity focuses on deepening the customer-oriented retail banking model and forging closer relations with customers. The priorities are growth in the most attractive businesses, more emphasis on fee-generating activities, capturing retail deposits and strengthening the balance sheet in terms of capital, liquidity and active and prudent management of the whole risk cycle (admission, monitoring, recoveries), while achieving further gains in efficiency and optimising the installed capacity.

Main focuses in 2012

1	Emphasis on generating revenues with dynamic retail banking and management of spreads.

2	Balanced growth of the balance sheet, focusing on deposits, particularly those from retail banking.

3	Efficient use of capital and comfortable ratios in relation to regulatory requirements.

4	Prudent focus on business risks with intense management of early NPLs and their recovery.

5	Optimisation of the installed capacity and enhanced efficiency.

At the end of 2012, Grupo Santander had 6,044 branches and points of attention in Latin America and 27,694 ATMs.

The total number of customers was 44.0 million (2.3 million more than in 2011). Grupo Santander has the largest financial franchise in the region. Its business volume is almost double that of its nearest competitor.

The main developments and results are set out below. All year-on-year percentage changes exclude the exchange rate impact.

Activity

•	Total loans increased 8%, affected by the deleveraging of GBM (retail banking grew 10%). By products: cards increased 19%, mortgages 10%, commercial credit (companies in all their range and institutions) 9%, and consumer credit grew 5%.

•	Deposits excluding repos increased 9% (including Brazil’s “letras financieras”), with demand deposits up 13% and time 4%. Mutual funds declined 8% because of the greater focus on on-balance sheet funds.

•	The above variations corresponded to all countries in Latin America, after eliminating the perimeter impact from the sale of the subsidiary in Colombia and the balances from the New York branch.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

•	The Group’s market share in the countries where it operates is 11.1% in lending, 9.8% in deposits and 10.5% in overall business.

Results

•	Net interest income rose 13.9%, due to higher volumes and optimum management of spreads in a context of stable or declining interest rates, varying by country.

•	Fee income increased 5.5%, affected by regulatory pressures. Of note was the growth in cards (+18.7%), transactional banking (+9.8%), administration of accounts (+6.8%) and insurance (+2.5%) . Mutual funds dropped 15.4% because of the shift into deposits.

•	Basic revenues increased 11.9%.

•	Gains on financial transactions rose 4.4%, due to the revenue generated in treasury operations with customers. This growth, coupled with the rise in basic revenues, produced a 11.7% increase in gross income.
•	Operating expenses grew 5.7%, due to the opening of branches (some traditional and others focused on priority customer segments), new business projects and inflationary pressures on wage agreements and outsourcing of services.

•	The efficiency ratio improved by 1.9 points to 37.9% from 39.8% in 2011 and pre-provision profit (net operating income) was 15.7% higher.

•	Loan-loss provisions increased 42.6%, as a result of growth in lending, some deterioration in NPLs in some markets and a rigorous and prudent policy in provisions. Coverage ratio was 88%.

•	Profit before tax was 1% lower over 2011, at EUR 6,673 million (+1.2% on a like-for-like basis).

•	Higher minority interests in Brazil, Mexico and Chile, as well as higher taxes, left attributable profit 5.6% lower at EUR 4,305 million.

•	Retail Banking’s net profit increased 0.8%, driven by gross income (+13.9%) . Global Wholesale Banking’s net profit was 1.2% lower.

LATIN AMERICA. INCOME STATEMENT (EUR Million)

	Gross income			Net operating income			Attributable profit
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	Var (%)
Brazil	16,520	15,813	4.5	10,685	9,861	8.4	2,212	2,610	(15.2)
Mexico	2,814	2,357	19.4	1,695	1,369	23.8	1,015	936	8.5
Chile	2,307	2,060	12.0	1,385	1,252	10.6	498	611	(18.5)
Argentina	1,219	918	32.8	654	468	39.9	329	287	14.5
Uruguay	235	172	36.9	82	40	102.6	47	20	134.8
Puerto Rico	368	344	7.0	178	169	5.2	57	34	69.4
Rest	142	312	(54.3)	6	75	(92.3)	(7)	34	—
Subtotal	23,605	21,975	7.4	14,686	13,235	11.0	4,152	4,531	(8.4)
Santander Private Banking	330	289	13.9	186	162	15.1	153	133	14.9
Total	23,934	22,265	7.5	14,872	13,397	11.0	4,305	4,664	(7.7)

136

LATIN AMERICA. MAIN UNITS (EUR Million)

	Brazil			Mexico			Chile
	2012	2011	Var (%)	2012	2011	Var (%)	2012	2011	Var (%)
INCOME STATEMENT
Net interest income	12,746	11,980	6.4	2,007	1,664	20.6	1,727	1,518	13.8
Net fees	3,137	3,253	(3.6)	750	603	24.4	447	422	6.0
Gains (losses) on financial transactions	716	757	(5.4)	105	98	7.0	124	79	56.4
Other operating income (1)	(79)	(177)	(55.2)	(48)	(8)	512.4	9	41	(78.1)
Gross income	16,520	15,813	4.5	2,814	2,357	19.4	2,307	2,060	12.0
Operating expenses	(5,834)	(5,952)	(2.0)	(1,118)	(988)	13.2	(922)	(808)	14.2
General administrative expenses	(5,264)	(5,307)	(0.8)	(1,005)	(880)	14.3	(825)	(718)	14.9
Personnel	(2,929)	(2,924)	0.2	(531)	(466)	14.0	(519)	(456)	13.8
Other general administrative expenses	(2,335)	(2,384)	(2.0)	(475)	(414)	14.6	(306)	(262)	16.8
Depreciation and amortisation	(571)	(645)	(11.5)	(113)	(108)	4.5	(97)	(89)	8.7
Net operating income	10,685	9,861	8.4	1,695	1,369	23.8	1,385	1,252	10.6
Net loan-loss provisions	(6,124)	(4,508)	35.9	(466)	(337)	38.2	(573)	(380)	50.9
Other income	(811)	(1,093)	(25.8)	55	33	65.9	5	40	(86.6)
Profit before taxes	3,750	4,260	(12.0)	1,285	1,065	20.6	817	913	(10.5)
Tax on profit	(947)	(1,126)	(15.9)	(210)	(128)	64.2	(105)	(114)	(8.5)
Profit from continuing operations	2,803	3,134	(10.6)	1,075	938	14.6	712	798	(10.8)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	2,803	3,134	(10.6)	1,075	938	14.6	712	798	(10.8)
Minority interests	591	525	12.6	59	2	—	214	187	14.3
Attributable profit to the Group	2,212	2,610	(15.2)	1,015	936	8.5	498	611	(18.5)
BALANCE SHEET
Customer loans (2)	74,511	78,408	(5.0)	20,384	18,185	12.1	29,677	25,709	15.4
Trading portfolio (w/o loans)	12,648	12,994	(2.7)	10,470	12,171	(14.0)	1,725	3,019	(42.9)
Available-for-sale financial assets	16,284	18,422	(11.6)	2,772	3,410	(18.7)	2,949	2,572	14.7
Due from credit institutions (2)	11,341	8,490	33.6	7,672	4,463	71.9	3,151	2,049	53.8
Intangible assets and property and equipment	3,357	3,228	4.0	380	369	2.9	373	350	6.5
Other assets	30,563	36,612	(16.5)	5,182	4,253	21.9	2,799	5,208	(46.3)
Total assets/liabilities & shareholders’ equity	148,704	158,157	(6.0)	46,859	42,852	9.4	40,674	38,906	4.5
Customer deposits (2)	69,849	72,405	(3.5)	24,743	21,459	15.3	22,411	20,175	11.1
Marketable debt securities (2)	19,974	16,154	23.6	2,021	1,324	52.6	6,082	5,601	8.6
Subordinated debt (2)	4,409	4,515	(2.4)	—	—	—	1,151	1,285	(10.5)
Insurance liabilities	—	—	—	—	—	—	—	—	—
Due to credit institutions (2)	17,376	28,847	(39.8)	3,750	7,591	(50.6)	4,666	4,851	(3.8)
Other liabilities	25,267	25,795	(2.0)	13,005	8,715	49.2	4,294	5,112	(16.0)
Shareholders’ equity (3)	11,830	10,440	13.3	3,340	3,763	(11.2)	2,071	1,882	10.0
Other customer funds under management	34,813	42,785	(18.6)	10,328	9,432	9.5	4,563	4,846	(5.9)
Mutual funds	31,339	39,414	(20.5)	10,328	9,432	9.5	4,563	4,846	(5.9)
Pension funds	—	—	—	—	—	—	—	—	—
Managed portfolios	3,474	3,371	3.1	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—	—
Customer funds under management	129,045	135,859	(5.0)	37,091	32,214	15.1	34,206	31,908	7.2

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Brazil (all changes in local currency)

▶	Attributable profit 8.8% lower at EUR 2,212 million.

•	Greater activity and management of spreads produced growth of 12.2% in basic revenues.

•	Expenses rose 5.5% because of the signing of the wage agreement and business investment.

•	Net operating income rose 16.6%.

•	Larger provisions (+46.2%) due to the growth in lending and the rise in NPLs, although in the second half the trend improved (-2.8% over the first half).

▶	Loans and deposits slowed down in the year, following the trend of private banks. Both,loans and deposits, grew 6% over 2011.

Santander Brazil posted attributable profit of EUR 2,212 million, 15.2% less than in 2011 (-8.8% in local currency).

The upper part of the income statement is very solid. Gross income increased 12.4% which, combined with an improvement in the efficiency ratio to 35.3% enabled net operating income to rise 16.6%.

Santander Brazil is one of the third largest private sector banks and the largest foreign bank, with a market share in lending of 10%. It operates in the main regions of the country, with 3,788 branches and points of banking attention, 17,793 ATMs and 27.3 million customers, 20.8 million of which hold demand deposits in the bank.

Economic environment

Brazil is the world’s seventh largest economy by GDP, according to the IMF estimates.

GDP growth in 2012 was around 1%, with rise in consumption and the jobless rate at historic low levels. The economy is forecast to expand between 3%-4% in the coming years.

The unemployment rate reached a historic low of 4.6%. Close to 900,000 new jobs were created and real incomes rose 3% in twelve months.

Brazil is still undergoing an accelerated process of social mobility. Spending on investments is scheduled to be close to BRL 1 trillion between 2011 and 2016 (mainly infrastructure). Inflation was 5.8% in December 2012, a slightly lower rate than in 2011 (6.5%).

In order to improve the distribution of liquidity and simplify the structure of the legal reserve requirement for banks’ deposits, the central bank announced on September a reduction in the remunerated part (to the Selic rate) for demand deposits (from 6% to 0%) and from 12% to 11% for time deposits.

The central bank also continued to cut interest rates, to 7.25% as of October (an historic low).

Lending rose 16%, and has been slowing down in recent months. Loans by private Brazilian banks grew 7%, foreign banks 10% and state banks 27%. Savings increased 10%.

Strategy

The strategy is based on the following objectives:

•	Be the best bank in quality of service, backed by the strength of the IT platform.

•	Intensify customer relations and improve the infrastructure.

•	Strengthen business in key segments and products such as SMEs, acquiring business, cards and real estate loans.

•	Continue to strengthen the Santander brand.

•	All of this accompanied by prudent risk management.

Santander Brazil advanced in 2012 in the execution of its strategic plan, as mentioned above.

It improved its quality of service, according to the latest central bank ranking.

In cards, the bank has 48.4 million credit and debit cards and the volume of credits increased 14% over 2011, reaching a market share of 12.8%.

138

During 2012, the bank reached commercial agreements with Sodexo and Embratec, in order to increase business activity in the SMEs segment.

In the acquiring business, Santander Brazil was the first bank to combine these services with banking ones, offering a very attractive product for SMEs. The results continued to be positive (416,000 shops). In 2012, a Unified Attention service was launched (the SME and its owner) which enables greater linkage between the customer and risk management.

In auto finance, volumes continued to raise, backed by various commercial agreements (Hyundai, Renault, Nissan, etc), bringing the market share to 16.3%.

Activity

Total loans rose 6%, mainly backed by growth in the retail segment, with the following evolution:

•	Financing for individuals rose 12%, mainly mortgages and cards.

•	Consumer financing declined 3%.

•	Loans to SMEs and companies increased 14%.

•	Large companies balances remained unchanged.

Customer funds increased 10%, as follows:

•	Deposits excluding repos rose 3%, with demand deposits performing well.

•	“Letras financieras”, an instrument that gives greater stability to the capturing of funds, increased 27%. Total deposits and “letras” combined were 6% higher.

•	Lastly, funding via credit notes (real estate notes and agribusiness notes) rose 22%.

Santander Brazil’s market shares in 2012 were 9.7% in loans (12.0% in unrestricted lending) and 7.7% in deposits.

Results

Gross income (all changes in results in local currency) rose 12.4% to EUR 16,520 million.

The main components of growth were net interest income (+14.5%) and fee income (+3.8%), backed by cards (rates of 27.3%).

Gains on financial transactions, which accounted for 4% of otal revenues from Brazil, amounted to EUR 716 million (+1.8%).

Operating expenses grew 5.5%, due to investments in commercial capacity (opening of 52 branches), and the signing of the agreement for a 7.5% increase in wages in the third quarter of 2012.

Net operating income rose 16.6% to EUR 10,685 million, while the efficiency ratio was 35.3%, an improvement of 2.3 percentage points over 2011.

Provisions for loan losses were 46.2% higher, due to worsening of credit quality in the system, given the environment of low economic growth. However, they started to decline in the third and fourth quarters.

The NPL ratio was 6.86% (5.38% in 2011) and coverage ratio 90%.

Net profit before minority interests and after provisions and taxes, was EUR 2,803 million, 3.8% lower than in 2011.

The higher minority interests reduced attributable profit by 8.8% to EUR 2,212 million.

Retail Banking’s attributable profit was 5.0% lower, Asset Management and Insurance was down 22.8% and Global Wholesale Banking’s declined 12.8%.

Profit before tax and minority interests dropped 0.5% in Retail Banking, 16.9% in Asset Management and Insurance and 12.1% in Global Wholesale Banking.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Mexico (all changes in local currency)

▶	Attributable profit rose 6.2%, impacted by the listing of a 24.9% stake in the bank last September. Excluding minority interests, net profit was 12.2% higher.

•	Basic revenues increased 19.1%.

•	Efficiency improved by 2.2 p.p. in 2012, thanks to stronger revenues. Operating expenses rose 10.8%.

•	Provisions rose 35.3% due to the growth in lending. The NPL ratio remained below the sector’s average.

▶	Commercial dynamism continues. Loans increased 7% and deposits 19%.

Attributable profit was 8.5% higher at EUR 1,015 million (+6.2% in local currency). Excluding minority interests, affected by the sale of a 24.9% stake in the bank last September, net profit rose 12.2% in local currency. The results were better in terms of quality and recurrence (basic revenues grew 19.1%), based on optimum management of spreads and commissions as a result of intensified customer relations.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.9% and 13.7% in deposits. It has 1,170 branches and 10 million customers.

In September, the Group made a successful public offering of 24.9% of Banco Santander Mexico, which valued the bank at EUR 12,730 million. This operation was the largest offering in Mexico and Latin America and one of the biggest in the world in 2012.

Economic environment

GDP growth remained virtually stable in 2012 at an estimated 3.8% compared to 3.9% in 2011. Growth was due to both domestic as well as external demand. The first was sustained by job creation and the second by a gain in market share of exports to the US.

Inflation rose in the first nine months to 4.8%, above the central bank’s target range, and dropped to 3.6% in December. Medium- and long-term inflation expectations remained anchored at around 3.5% . In this context, the Central Bank of Mexico held its benchmark rate at 4.5%.

The peso appreciated 7% against the dollar, sustained by significant inflows of direct and portfolio investment and a very contained current account deficit.

The presidential elections in July saw a change in the ruling party in an orderly fashion. In the last part of 2012 there was an environment of cooperation among the main parties and a common vision on the agenda for structural reforms.

The financial system remained solid, liquid and with good risk quality indicators. Demand for loans remained strong (+11%), spurred by consumption. Deposits rose 5%.

Strategy

Santander Mexico continued to consolidate its franchise through greater relations with customers and improved service quality. The strategy focused on greater development of commercial banking, particularly retail segments. Transaction banking was strengthened and development of key segments such as high income and SMEs with tailored value offers speeded up.

This strategy includes a strong focus on efficiency and integral risk management in order to create value for customers and shareholders.

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The range of value-added products was increased. Of note among them is the family of Elite Funds, which enable the investor to access from the same fund the world’s most recognised funds, the “Hipoteca Santander Premier”, as part of an offer focused on high income customers with exclusive attention in branches and telephone banking, and the “Hipoteca Inteligente”, which for the first time offered a variable interest rate of 9%, with a ceiling of 12% set in the contract.

Santander Mexico has consolidated itself as the leading bank for SMEs. It has a clear and differentiated attention and credit model. In the high-income segment, the Select segment was launched in order to intensify the customer attention model through specialised business centres, a dedicated call centre and tailored products.

Banco Santander Mexico went to the international markets in November for the first time with a $1 billion senior bond issue, the largest, with the longest maturity (10 years) and the lowest funding cost of a Mexican bank in the country’s history.

During 2012, a plan to open 200 more branches over the next three years was announced in order to strengthen the distribution network and take advantage of the expected growth in the market. The number of offices for Select clients was also doubled to more than 70 in order to better tend to the high-income segment.

The first international campaign under the slogan Acciones que rinden frutos was launched in 2012, which boosted the renown of the Santander brand. Lastly, Euromoney and The Banker magazines named Santander Mexico the best bank in Mexico.

Activity

Total loans grew 7% (+16% in retail banking). Consumer credit rose 21%, cards 30% and mortgages 12%. SMEs registered double digit growth, while corporate banking declined 20%.

Savings increased 14%. Deposits excluding Repos were up 19%, with both demand and time deposits performing well. Mutual funds rose 4%.

Results

Gross income increased 16.9%, spurred by net interest income (+18.1%) and fee income (+21.8%), with revenue from insurance up 32.4%, administration of accounts 14.7% and cards 11.3%. That from mutual funds, however, declined 2.7%.

Operating expenses increased 10.8%, reflecting the new commercial projects and greater installed capacity (net increase of 45 branches in the year). Net operating income increased 21.2%.

Loan-loss provisions increased 35.3% due to the growth in lending and maintaining risk premiums at low levels.

Profit before tax was EUR 1,285 million (+18.1%).

Attributable profit was 6.2% higher at EUR 1,015 million.

Retail Banking’s net profit increased 7.5%, largely thanks to net interest income. Global Wholesale Banking’s profit rose 61.4%, due to good results from markets and clients treasury.

The efficiency ratio was 39.7% (2.2 p.p. better), the recurrence ratio 74.6% (an improvement of 6 p.p.) and ROE 25.1%.

The NPL ratio (1.94%) and coverage ratio (157%) underscored the good credit quality.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Chile (all changes in local currency)

▶	Attributable profit of EUR 498 million (-24.2%).

•	Basic revenues rose 4.2%, affected by low inflation. Net interest income was 19.7% higher in the fourth quarter than in the third.

•	Operating expenses grew 6.1%, down from 10.1% in 2011. The efficiency ratio was 40.0%.

•	Loan loss provisions rose 40.2%, in line with the market and after applying very rigorous and prudent risk policies.

▶	Loans and deposits rose 9% and 6% respectively.

Attributable profit was EUR 498 million, 18.5% less (in local currency -24.2% ). On a like-for-like basis, excluding the perimeter impact, the decline in local currency was 9.9%, impacted by provisions, as net operating income was 4.9% higher.

Santander is the largest financial group in Chile in terms of assets. It has 504 branches and more than 3.5 million customers and market shares of 19.1% in loans and 16.5% in deposits.

Economic environment

The economy remained strong. GDP growth was estimated at 5.6%. Domestic demand continued to be buoyant, increasing by more than 6%, albeit less so than in 2011. Double-digit growth in investment. External demand’s contribution to growth continued to be negative, the result of lower exports which declined more sharply than imports.

Inflation dropped sharply from 4.4% in 2011 to 1.5%. The central bank, after a cut of 25 b.p. in January in its benchmark rate to 5%, held the rate for the rest of the year. The peso appreciated 8% against the dollar.

Strategy

The strategy in 2012 focused on strengthening the commercial franchise, improving customer management, boosting capital and liquidity and implementing very prudent risk policies.

The financial system was characterised by squeezed spreads, greater regulation and a rose in NPLs which also impacted the bank, given its strong presence in medium and mass segments.

As well as ordinary management of business, the bank embarked on various projects to secure its leading position, both in terms of profitability and efficiency. These ranged from commercial projects focusing on attention and distribution models to improvements in channels and products and operational excellence.

Activity

Savings rose 3%, with deposits excluding repos growing 6% (demand deposits: +10% and time deposits: +4%), while mutual funds declined 11%.

Customer loans increased 9%, with credit cards up 12%, commercial credit 11%, consumer credit 4% and mortgages 3%.

Results

Gross income, impacted by inflation and limits on lending, rose 4.1% and net interest income 5.7%.

Net fee income decreased 1.5% . That from foreign trade increased 12.9% and from transaction banking 10.3%, but did not offset the 11.1% drop from insurance, affected by regulatory changes, from cards (-10.3%) and from mutual funds (-10.5%).

Gains on financial transactions rose 45.3%, due to the sale of an ALCO portfolio and the results of exchange rate hedging.

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Operating expenses rose 6.1% and net operating income (pre-provision profit) 2.8% (+4.9% excluding the perimeter impact).

Loan-loss provisions increased 40.2% . NPLs and provisions rose throughout the sector.

Profit before tax was 16.8% lower at EUR 817 million.

Attributable profit, after deducting taxes and minority interests (higher due to the share placement at the end of 2011), dropped 24.2% to EUR 498 million.

Retail Banking’s net profit was 18.2% lower, while Global Wholesale Banking’s rose 3.2%.

The efficiency ratio was 40.0%, the recurrence ratio 54.2% and ROE 22.1% . The NPL ratio was 5.17% and coverage ratio 58%.

▶	Argentina

Attributable profit was EUR 329 million, 14.5% higher (+16.1% in local currency).

Santander Río is one of the country’s leading banks, with market shares of 8.6% in lending and 9.3% in deposits. It has 370 branches and 2.4 million customers.

Economic environment

The economy slowed down in 2012, after strong growth in previous years. GDP is expected to grow around 2%, due to weaker domestic demand. Net external demand made a slightly positive contribution to growth.

Inflation was more than 10% and interest rates remained around 14% and higher in the last months of the year but less so than in the last part of 2011. The peso depreciated 12% against the dollar and international reserves fell by $3 billion to $43.3 billion (9.2% of GDP).

The banking system is strong (NPL ratio of 1.7% and coverage ratio of 127%) and has high levels of liquidity and a capital ratio of 16.6% . Savings rose 33% and lending 29%.

Strategy

The retail banking focus and customer activity were intensified in 2012. Of note were significant improvements in innovation in customer attention models, with a strong emphasis on quality and customer satisfaction. All of this enhanced the linkage and loyalty indicators.

In response to the business evolution, the bank launched a business transformation project through a structural programme in the sphere of efficiency, profitability and quality. This involved creating a new customer relation model, optimising business and operational processes, centralisation of activities, streamlining back office tasks with computerisation and strengthening automatic channels to foster self-management of customers. As regards the branch network the project was implemented in three pilot branches and will be extended to the rest of branches during 2013.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

In order to provide a differentiating service to high income customers, the bank created the Select segment which involved not only a new proposal to design a product, but also the creation of Select spaces in branches for preferential attention.

In SMEs, a high value segment, the bank focused its strategy in offering the best solutions in the market and in improving Online Banking. One of the key elements was to have highly qualified employees to tend the needs of the companies with the largest business. This resulted in a 16% increase on linked SMEs.

Activity

Loans increased 27%, with strong growth in cards (+43%), consumer credit (+36%) and commercial credit (+16%), while mortgages dropped 5%.

Savings rose 21% (+19% in demand deposits; +30% time deposits and +7% in mutual funds).

Results

Gross income increased 34.8%, driven by net interest income (+46.1%) and fee income (+22.9%).

Operating expenses increased 27.3% due to inflation. Net operating income was 42.0% higher and the efficiency ratio improved 2.7 p.p., from 49.0% in 2011 to 46.3%.

The 71.3% rise in loan-loss provisions, due to extraordinary allocations for a company, lowered the growth in pre-tax profit to 29.9%.

Attributable profit was 16.1% higher, impacted by higher taxes.

The recurrence ratio was 87.2%, ROE 45.4% the NPL ratio 1.71% and coverage ratio 143%.

▶	Uruguay

Attributable profit was EUR 47 million, 134.8% higher (+127.9% in local currency), partly due to a change in the perimeter following the purchase of Creditel. Gross income rose 32.9%, driven by net interest income and fee income. Operating expenses increased 13.3% and provisions 48.6%.

Santander is the largest private sector bank in the country in terms of branches (84) and business (market shares of 18.2% in lending and 15.6% in deposits) and has 266,000 customers.

The economy grew by an estimated 3.8% in 2012. Domestic demand continued to expand by around 6%. Both private consumption and investment were strong. The contribution of net external demand to GDP growth, however, was 2 p.p. negative.

Inflation remained high, at 7.5% in December 2012. The central bank raised its key rate by 50 b.p. to 9.25% and increased the legal reserve requirements for deposits in order to control liquidity. Nevertheless, the peso appreciated 4% against the dollar. International reserves stood at $13.5 billion (+$3 billion). In local currency, the banking system’s lending rose 14% and deposits 9%.

The Group’s strategy focused on a greater drive in retail banking, with a particular emphasis on linkage with individual customers and SMEs, through specialised models. Likewise, it maintained its significant presence in the corporate banking sector.

Creditel, the consumer finance entity acquired in August 2011, continued to develop its commercial strategy. Its business volume rose 28% and it provided financial solutions to its more than 150,000 customers via its 39 branches. Creditel stands out from its competitors because of its excellence in customer service and for leading product innovation for the medium and high-income segments.

The Group’s customer loans rose 18% and deposits 9%.

The efficiency ratio was 65.1% (11.3 p.p. better) and the recurrence ratio 33.8% (+3.9 p.p.). The NPL ratio is very low at only 0.88% and coverage ratio is very high at 329%.

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▶	Puerto Rico

Attributable profit was 69.4% higher at EUR 57 million (+56.4% in dollars), due to the good evolution of loan-loss provisions (-18.0%) and taxes, as revenues and costs remained almost flat.

Santander Puerto Rico has 118 branches, 526,000 customers and market shares of 10.2% in loans, 13.1% in deposits and 21.7% in mutual funds.

After six years in recession, the economy started to recover and was expected to grow by around 1% in 2012.

The business performance was very positive, particularly given the economic environment and that of the financial system. In this context, the Group stands out for its profitability, good credit quality and capital ratios.

Loans rose 2%, with commercial credit up 11%, offset by the 7% drop in mortgages. Customer deposits (without repos) rose 14%, leveraged by current accounts, while mutual funds grew by only 2%. Deposits and mutual funds increased 10%.

Island Finance, Santander’s consumer finance unit in Puerto Rico, strengthened its position in the market thanks to an appropriate pricing policy, prudent risk management and strict control of costs, all of which increased revenue recurrence. Key factors in this were the expansion of the distribution channels, the creation of customer retention units and the integration of dual functions of selling and collection.

The efficiency ratio was 51.7% and the recurrence ratio 41.9% . The NPL ratio was 7.14% and coverage ratio 62%.

▶	Peru

Attributable profit was EUR 16 million, 48.8% more than in 2011 (+31.7% in local currency). Net interest income rose 21.0% and fee income 64.5%, comfortably offsetting the 21.2% increase in costs.

The activity of Grupo Santander’s single office in the country is focused on companies and tending to the Group’s global customers. Customer loans rose 33% and deposits 4%, largely due to time deposits.

At the end of 2012, and together with a front rank international partner with wide experience in Latin America, a new entity specialised in auto finance began to operate within Banco Santander Peru. This company has a specialised business model focused on service and with lending terms that facilitate buying a new car. Santander will operate with all producers and dealers in the country. The reasons for entering this new segment are to do with the good situation in the country, the Group’s knowledge of this business and the positive evolution of the car sector.

The economy is forecasted to grow by more than 6% in 2012. Domestic demand rose by more than 7% and net external demand reduced growth by 1.5 p.p. Inflation ended the year at below 3%. The central bank held its key rate at 4.25%, but increased the legal reserve requirements for banks four times in order to control liquidity.

The sol appreciated to PEN 2.55/US$ , a rate not seen in the last 15 years, despite the central bank intervention in the currency market. Peru received US$8.2 billion of foreign investment in the first nine months and its international reserves rose by more than US$15.4 billion to US$64.0 billion.

The efficiency ratio was 34.9% and the recurrence ratio 58.4%. The NPL ratio was 0.18% and coverage remained very high.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

UNITED STATES (EUR Million)

	2012	2011	Variation amount	%
INCOME STATEMENT
Net interest income	1,695	1,702	(7)	(0.4)
Net fees	378	379	(1)	(0.3)
Gains (losses) on financial transactions	244	190	54	28.5
Other operating income (1)	287	466	(179)	(38.4)
Gross income	2,605	2,737	(133)	(4.8)
Operating expenses	(1,174)	(997)	(178)	17.8
General administrative expenses	(1,029)	(883)	(146)	16.6
Personnel	(566)	(478)	(89)	18.6
Other general administrative expenses	(463)	(405)	(58)	14.2
Depreciation and amortisation	(145)	(114)	(31)	27.4
Net operating income	1,430	1,741	(310)	(17.8)
Net loan-loss provisions	(265)	(443)	178	(40.2)
Other income	(187)	(61)	(125)	204.4
Profit before taxes	979	1,237	(258)	(20.8)
Tax on profit	(168)	(226)	59	(25.9)
Profit from continuing operations	811	1,010	(199)	(19.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	811	1,010	(199)	(19.7)
Minority interests	—	—	—	—
Attributable profit to the Group	811	1,010	(199)	(19.7)
BALANCE SHEET
Customer loans (2)	41,331	40,194	1,137	2.8
Trading portfolio (w/o loans)	275	271	3	1.3
Available-for-sale financial assets	14,791	12,435	2,357	19.0
Due from credit institutions (2)	714	677	38	5.6
Intangible assets and property and equipment	560	493	67	13.6
Other assets	5,265	5,705	(441)	(7.7)
Total assets/liabilities & shareholders’ equity	62,937	59,776	3,161	5.3
Customer deposits (2)	38,116	36,884	1,233	3.3
Marketable debt securities (2)	820	1,653	(833)	(50.4)
Subordinated debt (2)	1,986	2,275	(289)	(12.7)
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	14,215	11,564	2,651	22.9
Other liabilities	2,621	2,859	(238)	(8.3)
Shareholders’ equity (3)	5,179	4,542	637	14.0
Other customer funds under management	—	1	(1)	(100.0)
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	1	(1)	(100.0)
Savings-insurance policies	—	—	—	—
Customer funds under management	40,922	40,812	110	0.3

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

SOVEREIGN BANK (US$ Million)

	2012	2011	Variation amount	%
Gross income	2,907	3,042	(135)	(4.4)
Net operating income	1,402	1,685	(283)	(16.8)
Attributable profit to the Group	606	732	(125)	(17.1)

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United States

▶	Santander US includes retail banking, via Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA (SCUSA).

▶	Attributable profit was $1,042 million, 25.8% lower year-on-year because of:

•	The reduced stake in SCUSA.

•	The impact on Sovereign’s results from the charge to remunerate the Trust Piers issue.

•	Greater regulatory pressure, which reduced fee income and increased costs for compliance.

▶	Sovereign Bank’s commercial focus is reflected in its growth in lending and deposits (+5%).

▶	The NPL ratio (2.29%) and coverage (106%) of Sovereign Bank improved in 2012.

The perimeter of Santander US corresponds to Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: retail banking, via its subsidiary Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA).

On December 31, 2011, SCUSA increased its capital to allow in new shareholders. This reduced Grupo Santander’s stake from 91.5% to around 65%. This, together with the fact that SCUSA is subject to the joint control of all of them, led the Group to stop consolidating this company by the global integration method and to record its stake in it by the equity accounted method.

In order to be able to make proper comparisons, the 2011 results of Santander US have been restated by incorporating on the basis of the equity accounted method (with a stake of 91.5%) SCUSA’s results. In 2011, these results were integrated into Santander Consumer Finance in Continental Europe.

Santander US posted an attributable profit of $1,042 million, 25.8% less than in 2011.

The results were affected by the impact in the third quarter of a $127 million charge payable to Trust Piers, following an expert report recommending the court entrusted with the process to remunerate Trust Piers at a higher rate than that being accrued. On 23 November 2012, agreement was reached to resolve all disputes in respect to the claim filed. On 26 December 2012, by mutual agreement, the parties filed a notification of discontinuance, thereby concluding this process.

Economic environment

Its activity was conducted in an environment of moderate growth in which the Federal Reserve held its interest rates at minimum levels and implemented other non-conventional stimulus measures.

Bank lending to companies in the third quarter grew moderately (+1.3% over the second quarter including real estate). Consumer credit increased 0.4% over the second quarter. The most liquid deposits rose 2.8% over the second quarter, as they were switched away from time deposits, which dropped 0.5%.

Auto finance for new and used vehicles continued to strengthen following the 2008 crisis and competition intensified, especially in 2012, exerting pressure on prices and risk profiles, particularly in the non-prime market.

Strategy

Sovereign Bank, with 722 branches, 2,268 ATMs and more than 1.7 million customer-households, is developing a business model focused on retail customers and companies. It does business in the northeast of the US, one of the country’s most prosperous areas, where it has significant market shares.

Sovereign Bank became a national bank in 2012 and deposits, consumer loans, payments and internal transfers migrated to the Group’s IT system (Santander IT Core). The strengthening of customer capturing and the sales and service culture are the key priorities. This progress is enabling a mainly single product bank to transform itself into a more universal franchise that provides a full range of products, enhancing its offer capacity and penetration of customer segments.

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

The strategy of SCUSA is to continue the origination, purchase and securitisation of credits for new and used cars and work vehicles generated by brand dealers for customers with non-prime and near-prime risk profiles. This activity was recently extended to the prime segment.

The strengths of SCUSA in origination, risk assessment and collections are those needed for entering new businesses and a wider spectrum of retail clients. SCUSA has also developed a platform of direct credits to clients via Internet (Roadloans.com) and a very efficient instant approval operation of portfolio (servicing) to other companies.

Activity

Sovereign Bank progressed in 2012 in developing new businesses and products. Among them, the integration of new GBM teams strengthened this activity, which almost doubled its lending volumes and revenues.

In companies, the creation in the fourth quarter of 2011 of two new sectors (energy and technology), together with the experience in real estate, enabled the number of customers to keep on growing in 2012. Of note was the growth in commercial and industrial loans.

In the retail segment further steps were taken to improve the branch network, combining the capturing of new staff with improving, via the STARR programme, the skills of current employees. All branches are in the programme. There has also been further development of alternative channels such as ATMs, online banking and call centres.

Of note in cards was the launch in 2012 of Sphere, the first under the Sovereign Santander brand, which was the last step in the transition to our own cards business. Sales of cards were three times higher than in 2011.

This greater activity produced rises in Sovereign Bank’s assets and liabilities. In dollars, loans rose 5% over 2011.

Customer deposits rose 5%. The focus on capturing deposits, coupled with management of issues and wholesale funding, reduced the cost of funding (excluding the Trust Piers impact).

SCUSA continued to notch up records in new lending and stability in spreads. This evolution coupled with the incorporation of a new portfolio at the end of 2011, produced 15% growth in average lending balances.

Results

The 6.7% fall in the net interest income of Sovereign Bank (local currency) reflects the decline in long-term interest rates and the reduction in the non-strategic portfolio.

Fee income dropped 6.8%. The increased regulatory pressure resulted in a significant reduction in revenues linked to interchanges and overdrafts. This was partly offset by the business effort, which raised the quality of revenues associated with current accounts.

Trading gains were better, as a result of greater origination and sales of mortgages and stronger activity with wholesale clients.

Operating expenses grew 10.9%, reflecting the investments in technology and in the sales and regulatory compliance teams needed to take advantage of the new status of a national bank.

Loan-loss provisions dropped by 34.7%, further lowering the NPL ratio to 2.29%, and coverage rose to 106%, due to the improved composition of the portfolio and strict management of risk.

After the extraordinary charge related to Trust Piers, attributable profit was $606 million, 17.1% less than in 2011.

In local criteria, SCUSA offered solid trends: higher revenues from larger volumes, as well as expenses and provisions in line with the greater activity and the economic slowdown.

At the consolidated level, the contribution to the Group was $436 million, lower than in 2011 for two reasons: the reduction in the stake to 65%, around $50 million each quarter, and the use of provisions in the first quarter of 2011, due to a better than expected evolution of the portfolios acquired at the time of the purchase. Excluding these factors, the contribution was the same as in 2011.

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CORPORATE ACTIVITIES (EUR Million)

			Variation
	2012	2011	amount	%
INCOME STATEMENT
Net interest income	(2,458)	(2,172)	(286)	13.1
Net fees	(31)	(16)	(15)	96.5
Gains (losses) on financial transactions	561	605	(43)	(7.2)
Dividends	53	57	(4)	(6.5)
Income from equity-accounted method	(119)	5	(125)	—
Other operating income/expenses (net)	99	129	(30)	(23.6)
Gross income	(1,895)	(1,392)	(503)	36.1
Operating expenses	(837)	(838)	1	(0.1)
General administrative expenses	(705)	(733)	28	(3.8)
Personnel	(169)	(285)	116	(40.7)
Other general administrative expenses	(536)	(448)	(88)	19.7
Depreciation and amortisation	(132)	(105)	(27)	25.7
Net operating income	(2,733)	(2,230)	(502)	22.5
Net loan-loss provisions	(66)	37	(104)	—
Other income	(940)	(429)	(511)	119.0
Ordinary profit before taxes	(3,739)	(2,623)	(1,117)	42.6
Tax on profit	442	440	2	0.4
Ordinary profit from continuing operations	(3,297)	(2,183)	(1,115)	51.1
Net profit from discontinued operations	0	—	0	—
Ordinary consolidated profit	(3,297)	(2,183)	(1,115)	51.1
Minority interests	(34)	(20)	(14)	73.8
Ordinary attributable profit to the Group	(3,263)	(2,163)	(1,100)	50.9
Net capital gains and provisions	(3,127)	(1,670)	(1,457)	87.3
Attributable profit to the Group	(6,391)	(3,833)	(2,558)	66.7
BALANCE SHEET
Trading portfolio (w/o loans)	5,263	7,727	(2,464)	(31.9)
Available-for-sale financial assets	25,663	23,297	2,366	10.2
Investments	751	908	(157)	(17.3)
Goodwill	24,626	25,089	(463)	(1.8)
Liquidity lent to the Group	—	10,440	(10,440)	(100.0)
Capital assigned to Group areas	70,022	67,699	2,323	3.4
Other assets	111,225	101,749	9,476	9.3
Total assets/liabilities & shareholders’ equity	237,549	236,908	641	0.3
Customer deposits (1)	615	19,672	(19,057)	(96.9)
Marketable debt securities (1)	66,074	62,253	3,821	6.1
Subordinated debt (1)	4,692	5,477	(785)	(14.3)
Other liabilities	86,480	72,391	14,088	19.5
Group capital and reserves (2)	79,689	77,115	2,574	3.3
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	71,381	87,402	(16,022)	(18.3)

(1).-	Including all on-balance sheet balances for this item
(2).-	Not including profit of the year

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Corporate Activities

▶	Corporate Activities registered a loss of EUR 6,391 million (EUR 3,833 million loss in 2011).

▶	This included EUR 6,140 million gross for real estate provisions in Spain, (EUR 4,110 million net of tax), and EUR 983 million net of capital gains.

▶	Excluding these impacts, the area recorded losses of EUR 3,263 million, higher than those of 2011, mainly due to:

•	the liquidity buffer and higher cost of funding,

•	larger provisions.

Corporate Activities covers, on the one hand, a series of centralised activities to manage the structural risks of the Group and of the parent bank. It executes the necessary activities for managing the interest rates risk, exposure to exchange-rate movements and measures to obtain the required levels of liquidity in the parent bank.

On the other hand, it acts as the Group’s holding, managing global capital as well as that of each of the units.

The interest rate management activity is conducted on a coordinated basis by all the units, but only registers the part relative to the balance sheet of the parent bank, via the ALCO portfolios (at the volume levels and duration considered optimum at each moment).

These portfolios, which normally take the form of sovereign bonds of European countries, aim to mitigate the impact of interest rate movements on the balance sheet of retail banking, structurally sensitive by maturities to these movements and managing to maintain recurring results accounted as net interest income.

In order to achieve these goals, and in so far as market interest rate movements are envisaged, the Group’s financial management area can decide to immunise the net interest income of these portfolios from possible adverse movements in results by hedging interest rates.

Management of the exposure to exchange-rate movements, both from investments in the capital of units in currencies other than the euro, as well as that regarding the results generated for the Group by each of the units, also in various currencies, is also conducted on a centralised basis at the parent bank.

This management (dynamic) is carried out by exchange-rate derivative instruments, optimising at each moment the financial cost of hedging.

The Group manages the impact which the sharp movements in exchange rates would have on these exposures of a permanent nature. The investments which are currently covered are those of the UK, Poland, Brazil, the US, Mexico and Chile, and the instruments used are spot contracts, FX forwards or tunnel options.

Meanwhile, exposures regarding the results which the Group’s units will contribute over the next 12 months, when they are in currencies other than the euro, are also hedged on centralised basis via exchange rate derivatives

The impact of the hedging is in gains/losses on financial transactions, and the hedging of results compensates, in the opposite way, the greater or lesser value in euros from the contribution of businesses.

Management of structural liquidity is also recorded in Corporate Activities. This aims to finance the Group’s recurrent activity in optimum conditions of maturity and cost, via recourse to the wholesale markets. The overriding objective of this activity is to maintain an appropriate liquidity profile by diversifying the sources of financing and controlling short-term financing.

The financial cost of the various financing sources recorded in the books of the parent bank are registered in corporate activities and can be issues of commercial paper, senior debt, covered bonds, capital hybrids (subordinated debt and preference shares) and securitisation of assets.

The financial management unit usually covers in new issues the interest rate and exchange rate risks from the start of the operation. It uses financial derivatives instruments (of interest and exchange rates) for this. The net impact of this hedging is recorded in the gains/losses on financial transactions in corporate activities.

The financial management area also analyses the strategies for structural management of credit risk where the aim is to reduce concentrations by sectors, which naturally occur as a result of commercial activity. Derivative operations here achieve an effect similar to that of the sale of assets and their compensation through the acquisition of other assets enables us to diversify the credit portfolio as a whole.

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Lastly, and separately from the financial management described here, corporate activities acts as the Group’s holding. It manages all capital and reserves and allocations of capital to each of the units as well as providing the liquidity that some of the business units might need or generate (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is the market rate (euribor or swap) for each of the maturities of repricing operations, increased by a liquidity premium that varies on the basis of the duration of operations.

Finally, and more marginally, the equity stakes that the Group takes within its policy of optimising investments is reflected in corporate activities.

In 2012 the area made a loss of EUR 6,391 million compared to a loss of EUR 3,833 million in 2011.

In 2012, this result includes provisions net of taxes of EUR 4,110 million, of which EUR 983 million were drawn from capital gains and EUR 3,127 million from ordinary profit.

The net capital gains of EUR 983 million generated in 2012 (EUR 619 million arising from the sale of the business in Colombia, EUR 308 million from the reinsurance operation of the portfolios in Spain and Portugal and EUR 60 million from the sale of Canalejas building in Madrid) were assigned to provisions for real estate in Spain. With this, the coverage required by the royal decree laws was exceeded.

In 2011, includes provisions net of taxes of EUR 3,183 million, and net capital gains of EUR 1,513 million.

After eliminating the effects already commented in both years, the losses from the area’s ordinary activity were EUR 3,263 million compared to EUR 2,163 million also negative in 2011.

The main developments were:

•	Net interest income was EUR 2,458 million negative compared to EUR 2,172 million also negative in 2011. The increase was largely due to the keeping of a liquidity buffer in the ECB and the greater cost of wholesale funding, partly offset by reduced recourse to wholesale markets as the need for financing the commercial gaps was lower.

This higher cost also impacted on financing the goodwill of the Group’s investments, which by definition have a negative nature, and which increased the cost of their financing proportionately.

The net interest income of the ALCO portfolios registered here shows no substantial changes due to the higher average volumes in 2012.

•	Gains on financial transactions, which are mainly those from the centralised management of interest rates and currency risk of the parent bank and, to a lesser extent, from equities, were EUR 561 million positive compared to EUR 605 million also positive in 2011.

Of note were the results from liabilities management, the sale of small financial stakes and those arising from financial assets available for sale. The impact of hedging the results of subsidiaries was negative (it was positive in 2011) balancing the higher value in euros of the business units results.

•	Operating expenses were almost flat (-0.1%). Growth in general costs, partly from higher indirect taxes, and amortisations, was offset by lower personnel expenses.

•	Net loan-loss provisions include an allowance of EUR 66 million compared to a release of EUR 37 million in 2011. These movements corresponded to the portfolios that configure the ALCO strategies, and to others that constitute positions of centralised management, which also recorded asymmetries produced in the internal consolidation among the various business areas included in the parent bank.

•	Other income, which includes various provisions, was EUR 940 million negative compared to EUR 429 million negative in 2011.

This item includes provisions derived from the management and sale of real estate assets, the losses in the value of equity stakes and the goodwill.

•	Lastly, the tax line reflects a lower rate arising from the recovery of losses as a result of the different impact that certain one-off items had in both years.

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2. Secondary segments or business

Retail Banking

▶	Attributable profit of EUR 6,385 million (-7.6%).

•	Net interest income (+4.4%), net fee income and gains on financial transactions grew, lower contribution by the equity accounted method (SCUSA perimeter).

•	Lower growth in operating expenses (+3.5%), still reflecting new business projects and the increase in installed capacity.

•	Loan-loss provisions rose 26.0%, because of the rise in the NPLs in some financial systems.

▶	Lending declined 2% and deposits (in the widest scope) up 5%.

Attributable profit was EUR 6,385 million, 7.6% lower than in 2011, including the extraordinary positive impact of EUR 81 million in the UK.

Excluding this, ordinary attributable profit was EUR 6,304 million (-8.8% lower) because of higher loan-loss provisions and the impact of higher minority interests on Latin American units. Net operating income (pre-provision profit) increased 3.8%.

This business accounts for 88% of the Group’s operating areas gross income and 74% of the ordinary attributable profit.

Compared to 2011, profits were 6 p.p. negatively affected by the perimeter effect (equity accounted method for SCUSA and minority interests). The exchange rate evolution had little impact.

Gross income increased 3.7% to EUR 40,000 million, due to the rise in net interest income (+4.4%), fee income (+1.6%) and gains on financial transactions (+22.1%).

Other revenues reflected the lower results from income by the equity accounted method in the US and the higher contribution to the Deposit Guarantee Fund in Spain.

Operating expenses rose at a slower pace (+3.5%) and net operating income grew 3.8%.

INCOME STATEMENT AND BUSINESS VOLUMES SECONDARY SEGMENTS (EUR Million)

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
	2012	Var (%)	2012	Var (%)	2012	Var (%)	2012	Var (%)
INCOME STATEMENT
Net interest income	32,604	4.2	29,986	4.4	2,501	3.5	118	(11.6)
Net fees	10,339	1.1	8,804	1.6	1,162	1.1	373	(8.9)
Gains (losses) on financial transactions	2,137	12.8	1,345	22.1	785	(0.4)	7	41.1
Other operating income (1)	491	(34.2)	(135)	—	256	0.6	369	(9.9)
Gross income	45,571	3.2	40,000	3.7	4,704	2.1	867	(9.5)
Operating expenses	(19,279)	3.0	(17,361)	3.5	(1,611)	(0.7)	(308)	(4.1)
General administrative expenses	(17,222)	2.9	(15,494)	3.5	(1,456)	(2.2)	(273)	(3.8)
Personnel	(10,154)	2.9	(9,055)	3.9	(943)	(4.4)	(156)	(8.6)
Other general administrative expenses	(7,068)	3.0	(6,438)	3.0	(512)	2.2	(117)	3.4
Depreciation and amortisation	(2,057)	3.6	(1,867)	2.9	(155)	15.7	(35)	(6.3)
Net operating income	26,291	3.4	22,639	3.8	3,093	3.6	559	(12.2)
Net loan-loss provisions	(12,600)	26.8	(12,337)	26.0	(261)	81.7	(2)	—
Other income	(1,506)	(41.1)	(1,450)	(41.3)	(48)	35.4	(8)	(84.0)
Ordinary profit before taxes	12,186	(5.8)	8,852	(7.2)	2,784	(0.8)	550	(6.7)
Tax on profit	(2,740)	(6.8)	(1,843)	(10.5)	(750)	(0.4)	(147)	15.9
Ordinary profit from continuing operations	9,446	(5.5)	7,009	(6.3)	2,034	(1.0)	403	(12.9)
Net profit from discontinued operations	(7)	(71.6)	(7)	(71.6)	—	—	—	—
Ordinary consolidated profit	9,439	(5.3)	7,002	(6.1)	2,034	(1.0)	403	(12.9)
Minority interests	924	17.6	698	28.6	207	(3.3)	19	(34.1)
Ordinary attributable profit to the Group	8,515	(7.3)	6,304	(8.8)	1,827	(0.7)	383	(11.5)
Net capital gains and provisions	81	—	81	—	—	—	—	—
Attributable profit to the Group	8,595	(6.4)	6,385	(7.6)	1,827	(0.7)	383	(11.5)

BUSINESS VOLUMES
Total assets	1,198,369	1.6	883,849	1.3	287,780	2.5	26,740	2.0
Customer loans	717,095	(3.2)	647,676	(1.8)	69,133	(14.8)	286	(33.7)
Customer deposits	626,024	2.1	552,316	3.8	66,511	(11.4)	7,196	25.7

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

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RETAIL BANKING. INCOME STATEMENT (EUR Million)

	Gross income		Net operating income		Attributable profit
	2012	Var (%)	2012	Var (%)	2012	Var (%)
Continental Europe	11,996	5.1	6,536	8.3	1,754	1.7
o/w: Spain	7,471	5.3	4,169	11.9	844	16.6
Portugal	843	7.6	375	28.9	35	(62.4)
United Kingdom (1)	4,518	(14.9)	2,038	(31.1)	781	(19.2)
Latin America	21,042	9.6	12,761	14.7	3,050	(5.9)
o/w: Brazil	14,739	7.5	9,315	13.8	1,424	(11.7)
Mexico	2,344	16.9	1,337	18.5	779	4.0
Chile	2,005	13.4	1,175	12.5	358	(19.8)
USA	2,444	(8.2)	1,304	(22.2)	719	(26.5)
Total Retail Banking (1)	40,000	3.7	22,639	3.8	6,304	(8.8)

(1).-	Excluding net capital gains and provisions

Net loan-loss provisions increased 26.0% because of higher specific provisions and the release of generic provisions in 2011, which was not repeated in 2012. The impact was partly offset by the lower level of other provisions.

Customer loans decreased 2% and deposits without repos, including retail commercial paper in Spain and “letras financieras” in Brazil, rose 5%.

By areas:

•	The attributable profit of Retail Banking in Continental Europe rose (+1.7%). Net operating income increased 8.3%, thanks to the resilience of revenues in the current phase of the cycle (favoured by the incorporation of Bank Zachodni WBK in Poland and SEB’s business in Germany) and control of costs.

•	Attributable profit in Retail Banking in UK was 16.7% lower in sterling, largely due to lower net interest income (higher cost of funding and low interest rates).

•	Retail Banking in Latin America (constant currency) provided the best performance in the upper part of the income statement: growth in gross income (+13.9%) and more stabilised costs, reflected in a rise of 19.4% in net operating income.

After considering higher provisions, profit before tax increased 0.7%. The higher impact of minority interests following the sale of shares in the banks in Brazil, Mexico and Chile reduced attributable profit by 4.5%.

•	Retail Banking earnings in the US were 32.2% lower in dollars, determined by the lower amount recorded by the equity accounted method, reflecting the reduced stake in SCUSA and the one-off at Sovereign Bank.

Global Private Banking, included in retail banking, incorporates institutions that specialise in financial advice and asset management for high net worth clients (Banco Banif in Spain, Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks. This division, enhanced by Santander’s international presence, increases the value of the relationship of each customer.

The drivers are: more than 1,700 qualified professionals, which enables customers to have their own account manager to cover all their needs; more than 80 offices in seven countries in two continents, a full range of products and services and business intelligence systems that facilitate anticipation of customers’ demands.

2012 was the year of consolidation of the Santander Private Banking Model, the commercial sales and customer relationship processes, the training of professionals, homogenizing investment strategies, discretionary management and the range of products. The IT platforms for managing customers are already operating in Spain, Italy, Mexico, and in International Private Banking, and in the process of being implemented in Brazil and Chile. The platforms will cover all units eventually.

Despite the instability in the euro zone, particularly in Spain, Italy and Portugal, total assets under management increased. Of note was the growth in Brazil and International Private Banking, the result of more efficient management. The volume managed at the end of 2012 stood at EUR 104,000 million.

Attributable profit was EUR 209 million, very similar to that registered in 2011 (+0.7%). Gross income was 11.1% higher, with net interest income up 8.9%, despite the higher cost of funding.

Santander received the 2012 Euromoney award for the best private banking units in Spain, Portugal and Latin America.

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Global Wholesale Banking

▶	Attributable profit of EUR 1,827 million (-0.7%).

▶	Solid revenues backed by recurring customer revenues (87% of the total).

▶	Strict management of costs to maintain an efficiency ratio (34%) that is a benchmark for the sector.

▶	Active management of risks, liquidity and capital, which impacted the fourth quarter’s gross income and profits.

▶	In 2012, stable profits, setting us apart from competitors in an environment of maximum requirements.

Santander Global Banking & Markets (SGB&M) posted an attributable profit of EUR 1,827 million, 0.7% less than in 2011. This area contributed 10% of gross income and 21% of attributable profit to the Group’s operating areas.

Strategy

Santander Global Banking & Markets maintained the main drivers of its business model: client-focused, global reach of the division and interconnection with local units.

At the strategic level, the area focused on strengthening the results of its client franchise and maintaining active management of risk, capital and liquidity. This management intensified in the second part of the year, with an adjustment of exposures and limits by sectors and clients.

SGB&M continued to accompany the Group in its international development in Poland and the northeast of the US in order to capture the revenues synergies derived from the new units and manage the commercial flows of current and potential clients where the Group has strong retail units.

It also continued to invest in operational capacities and distribution of basic treasury products, with a particular focus on forex and fixed income businesses. The generation of recurring revenues and strict management of costs enabled the area to absorb these investments and produce an efficiency ratio (34%) that remains a reference for Santander’s peers.

The medium and long-term objectives are to adapt the business model to the new market conditions and the new regulatory framework and increase the market share in products of low consumption of capital and liquidity.

Results and activity

After a good start, the year experienced significant levels of volatility and uncertainty in the face of the worsening euro zone crisis. This conditioned business activity to a large extent.

In this context, SGB&M maintained revenue generation, which, combined with strict control of costs, enabled the larger provisions to be absorbed and kept results strong, unlike the weak evolution of most of our euro zone competitors.

Gross income rose 2.1% over 2011, driven by solid net interest income (+3.5%) and stable fee income (+1.1%) amid an environment of reduced activity in markets and issues in Europe, while trading gains remained virtually unchanged (-0.4%).

Operating expenses continued to adapt to the new environment and dropped 0.7% after absorbing higher amortizations of former projects. Net operating income increased 3.6% to EUR 3,093 million.

Loan-loss provisions rose to EUR 261 million (EUR 144 million in 2011), as a result of the increased provisions in Spain. Profit before tax dropped 0.8% and attributable profit 0.7%.

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From a management standpoint, the results continued to be supported by solid and diversified client revenues (87% of total gross income). Client revenues continued to rise (+1.1%), spurred by those generated within the Global Customer Relationship model (+5.8%), which give the area a considerable degree of stability.

The growth in client revenues was underpinned by the stability in Continental Europe (0%), and the better evolution in the UK (+16%) and the US (+114%), where Sovereign Bank continued to advance toward its natural share in wholesale business. On the other hand, Latin America’s contribution was lower (-6%), following the discontinuation of some businesses in Brazil (-18%), which was not offset by the rest of countries (Mexico: +33% and Chile: +17%).

The performance of the business sub-areas and their contribution to revenue generation was as follows:

Global Transaction Banking

This area, which includes Cash Management, Trade Finance, Basic Financing and Custody, increased its client revenues by 2%.

Of note were Cash Management revenues (+16%), due to the efforts made to capture transaction volumes as well as the increase in commercial finance. Spain, Chile and Argentina grew by more than 15%.

Trade Finance’s revenues increased over 2011. The fall in Brazil after the strong results in 2011 was offset by the good performance of Spain, the UK, Mexico and the US.

Basic financing maintained the trends of higher disintermediation and containment of risk-weighted assets, compensated in part by active management of spreads, particularly in Europe.

Lastly, client revenues generated by Custody and Settlement declined 6%. The stagnation in Europe, due to the evolution of the stock market and a slower than expected recovery in mutual funds, was only partly offset by the robustness of Mexico and Chile.

Corporate Finance

Corporate Finance (including Mergers and Acquisitions –M&A– and Equity Capital Markets –ECM–) reduced its client revenues by 23% in a very complex environment, but notched up several achievements.

In M&A, Santander advised significant cross-border operations: the French group Casino in taking control of its subsidiary GPA in Brazil, the UK group BG in the sale of 40% of the GNL plant Quintero in Chile and the board of Portugal’s Cimpor in the sphere of the takeover launched by the Brazilian Camargo Correa.

In Equity Capital Markets, Santander played a significant role in the listing of Manchester United.

Credit Markets

Credit Markets, which include origination and distribution of corporate loans or structured finance, bond origination and securitisation teams and Asset and Capital Structuring (AC&S), maintained strong generation of client revenues (+8%). Of note was the growth in the UK, Sovereign Bank, Mexico and Chile.

In syndicated corporate loans, global activity fell 23% but Santander still held a position of reference in Europe and Latin America and participated in the main transactions. Noteworthy was the participation in the $14,000 million financing of AMBEV so it could buy the 50% of the Mexican brewery Modelo it did not control. In Europe, it participated in the financing of GDF Suez’s acquisition of 100% of International Power for EUR 6,000 million. Of note in Latin America was the acquisition of Air Products in Chile for $800 million, as well as participation in Ternium’s purchase of 27.7% of Usiminas, and the acquisitions made by Cencosud in Brazil and Colombia.

In Project Finance, Santander remains one of the leading banks. In 2012, it continued to foster transformation of the market to adjust it to the new regulatory and funding reality. Of note was completion of the first Latin American project bond ($299 million) for Acciona’s wind power plant in Mexico and the four operations closed in the US where Santander, together with Prudential, led and executed an innovative funding structure with two debt tranches (one subscribed by banks and the other by Prudential and other institutional investor), which met the objectives of clients, banks and institutional investors.

In the primary bond market, as a result of the instability in the banking market in 2012, there was a large volume of issues, particularly in the corporate client segment. Worth mentioning was the significant improvement in Germany, where Santander led eight benchmark operations, enabling it to climb in the league tables to seventh position from 15th in 2011.

Santander also improved its relative position in the segment for financial institutions. Of note was the UK, a key country for the Group where Santander rose to third position in the sterling market, after a covered bonds operation for Clydesdale Bank, a subsidiary of National Australia Bank.

Santander was also one of the main players in the Latin American bond market. Particularly noteworthy was its participation in the largest issue in Latin America’s history ($7,000 million for Petrobras).

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ANNUAL REPORT 2012 ECONOMIC AND FINANCIAL REVIEW

Lastly, Asset and Capital Structuring continued to increase its portfolio of clients in Europe, Latin America and the US, which led to strong growth in revenues and a positive contribution from all countries. Noteworthy was Santander’s first operation as structurer and investor in the competitive US tax equity financing market, where it funded the subsidiary of EDF in launching a 102.5MW wind power plant. In Latin America, of note was greater capital structuring activity in renewable energy in Uruguay where we supported the French group Akuo in developing two wind power plants.

Rates

This area, which covers Fixed Income and FX, reduced its client revenues by 6% in a very complex environment in the financial markets, which required larger provisions.

In Fixed Income (trading activity and hedging of interest rates and inflation for wholesale clients and clients of commercial banks) sales grew in Europe, due to Spain and the UK. In Latin America, sales increased sharply in Mexico and Chile and declined in Brazil.

Good performance of sales to institutional clients, particularly in Spain, which more than offset the decrease in other segments.

In FX (trading activities and hedging of exchange rates and short-term money markets for the Group’s wholesale and retail clients) revenues fell due to the lower contribution from books. Sales increased in Spain and the UK.

Also of note was the good evolution of short-term money markets in Europe, the performance of the corporate and retail segments in Europe and Mexico, and the solid progress in management of books in Latin America in an environment of reduced volatility in local currencies.

Equities

The client revenues of Global Equities (activities related to the equity markets) rose 11%, due to a small recovery in the equity markets in the last months of 2012, compared to 2011, which was the weakest of the last few years.

Of note, despite the lack of operations in the primary market, was the listing of part of Banco Santander in Mexico (IFR prize for the largest issue of shares in Latin America) and Banco Popular’s capital increase in Spain (the largest in 2012 of a European bank).

Double-digit growth in revenues generated from the sale of investment and hedging solutions, compared to a very weak 2011 in the management of books due to the high levels of volatility.

RANKING IN 2012

	Activity	Area	Country / region	Source
Award	Best Initial Public Offering: Santander Mexico	Equity	Latin America	Latin Finance
N1*	Equity Research en Iberia	Equity	Iberia	Institutional Investors
Award	Latin America Equity Issue: Grupo Financiero Santander Mexico	Equity	Latin America	IFR Awards
Award	Europe power Deal of the Year: Carrington CCGT	CM	Europa / UK	Project Finance International
Award	Latin American Project Bond Deal of the Year : Oaxaca	CM	Latin America /Mexico	Project Finance Magazine
Award	North American Single Asset Deal of the Year : Arlington Valley	CM	N,America / USA	Project Finance Magazine
Award	Latin America Loan: Ternium’s US$700m loan	CM	Brazil	IFR Awards
Award	Best Structured Products distributor	Rates	Spain	Euromoney
N1*	Futuros de IPC	Rates	Mexico	MexDer
N5**	Foreign Exchange	Rates	Brazil	Banco do Brazil
Award	Best Trade Bank Iin Latin America	GTB	Latin America	Trade Finance Magazine
Award	Best Trade Bank in Latin America	GTB	Latin America	Trade & Forfaiting Review
Award	Best Sub-Custodian Spain	GTB	Spain	Global Finance

(*).-	Ranking depending on the criterion
(**).-	Ranking by volume

GTB: Global Transaction Banking	CM: Credits and Markets	RT: Rates	EQ: Equity

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Asset Management and Insurance

▶	Attributable profit of EUR 383 million (-11.5%), impacted by the sales completed in the fourth quarter of 2011 and the reinsurance operation in 2012.

▶	On a like-for-like basis, solid gross income (including that paid to the networks), which accounted for 9% of the operating areas’ total.

▶	Asset management: high contribution in an environment of market instability and greater competition for savings.

▶	Insurance: value of business in Europe recognised (after the reinsurance of life assurance business in Spain and Portugal and the strategic alliance in bancassurance in Spain).

Attributable profit was 11.5% lower at EUR 383 million

(4% of the operating areas’ total).

In July an agreement was reached with Abbey Life Insurance Ltd., a subsidiary of Deustche Bank AG, to reinsure all of the individual life risk portfolio of the insurance companies in Spain and Portugal. This transaction generated estimated extraordinary gross results of EUR 435 million.

In December, Santander agreed a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through commercial networks. The operation valued Santander’s insurance business in the transaction at EUR 431 million. The agreement does not affect savings, auto and health insurance, which Santander continues to manage.

Excluding the impact of the reinsurance agreement, as well as the sale of 51% of the Latin American insurers to Zurich, under the global agreement reached during the fourth quarter of 2011 which meant recording the contribution of these companies by the equity accounted method, attributable profit was 16.5% higher.

Results

Gross income declined 9.5% and operating expenses 4.1%, which fed through to profits. This includes the impact on income accounted for by the equity method of the reduced stake in the Latin American insurers and the reinsurance agreement for Spain and Portugal. Eliminating this effect, gross income increased 4.2% and net operating income 8.4%, while attributable profit rose 16.5%.

The area’s total revenues including those recorded by the distribution networks amounted to EUR 4,013 million, 4.0% less than in 2011. Discounting the perimeter effect of the sales operations, revenue increased 7.9% (9% of the operating areas’ total).

The total results for the Group (profit before tax plus fees paid to the networks) were 3.1% lower at EUR 3,696 million.

▶ Asset Management

Santander Asset Management continued to develop its global business model based on management capacities at the Group level and on the strength and knowledge of the market by local managers.

Progress was made in reorganising the business around a holding company that will comprise all the fund management entities, as well as establishing a branch in

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Germany. So far, integration has been successfully achieved in Spain, Argentina, the UK and Luxembourg and the rest of the fund management entities are expected to be incorporated in the coming months.

The structures of the management teams for Latin American mandates and for global European mandates were completed, and that for global teams. This is a necessary condition for entering the institutional market.

Attributable profit was EUR 69 million (+2.9%), due to a decline in gross income of 7.4%, reduced costs (-5.5%) and lower needs for provisions.

The total result for the Group (profit before tax plus fees paid to the networks) was EUR 1,043 million (-1.6%).

The total volume of managed funds was EUR 153,700 million, 11% more than at the end of 2011. This includes the incorporation of the Insurance mandate of the Group in Spain in the fourth quarter (-1% without it). Of this, around EUR 99,000 million were mutual and pension funds, EUR 8,000 million in client portfolios other than mutual funds included institutional mandates and EUR 46,000 million of management mandates on behalf of other Group units.

The main developments by units and countries were as follows:

•	In traditional management of assets, the Group managed EUR 150,600 million, of which EUR 98,000 are funds, investment companies and clients’ pension plans. Of the total, 88% is concentrated in the four large markets of Brazil, the UK, Spain and Mexico.

Brazil’s managed assets (in local currency) increased 4% to EUR 43,200 million. The drop in mutual funds was offset by growth in institutional mandates, both from third parties and as well as the Group.

The UK’s managed funds increased 9% (in local currency) to EUR 25,900 million, after capturing the mandates of collective management. Mutual funds declined 14%, as the good acceptance of the multimanager funds did not offset the guaranteed funds evolution.

In Spain, the industry continued to record net reimbursements. In this context, Santander Asset Management, maintains leadership positions in the market (15.2% market share according to Inverco) focused on profiled funds after exiting money market funds of scant value added. Funds under traditional management, including pension funds and mandates, stood at EUR 50,700 million (33% higher than in 2011), because of the Insurance mandated (-6% excluding it).

Mexico continued to launch new funds aimed to customers with a different risk profile and guaranteed funds, which helped to improve the mix of the EUR 10,400 million under management (+5% in pesos).

In the rest of markets, of note was the growth for Argentina (+6%) and Poland (+28%). Portugal was the exception, where the shift of liquidity into deposits was added to the impact of the markets, producing a fall of 11% in mutual and pension funds.

•	In non-traditional management (real estate, alternative management and private equity funds), Santander Asset Management continued to adjust its activity to the scant demand for these products. Managed funds remained at more than EUR 3,000 million.

Greater stability in alternative funds (after the restructuring in previous years), and in private equity funds, aimed at institutional clients who invest long term in unlisted companies.

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▶ Insurance

Santander Insurance continued to build its global business model by launching units and businesses that respond to the needs of local networks and their clients. The model has a low risk profile and is highly efficient in its operations.

Santander Insurance posted an attributable profit of EUR 314 million, 14.1% less than in 2011. Results were impacted by the sale of 51% of the insurers in Latin America and by the reinsurance agreement of its life portfolio in Spain and Portugal, which reduced their contribution by EUR 131 million. Eliminating these effects, profit was 19.0% higher.

Insurance business generated for the Group total revenues (including fee income paid to the commercial networks) of EUR 2,784 million (-4.1%). On a like-for-like basis, revenues were 2.3% higher. The total results for the Group (income before taxes of insurers and brokers plus fee income received by the networks) amounted to EUR 2,653 million (-3.7%), although on a like-for-like basis they increased 3.0%.

In Europa, Santander Insurance shared best practices, among the different markets, with the launching of the Spain’s 50x2% insurance in Portugal and Poland’s Key Man insurance in Spain.

Continental Europe’s total results were 4.5% higher. On a like-for-like basis, they were 11.3% higher mainly due to the better contribution of Spain and Portugal, which offset the decline at Santander Consumer Finance.

Excluding consumer business, the total result for Spain rose 15% (+28.5% excluding the reinsurance operation). Portugal’s increased 3.5% (+38.1% on a like-for-like basis), largely due to savings-investment products. Poland’s (BZ WBK) was much higher compared to the average for 2011 (+98.9% in local currency), focused on protection products.

Santander Consumer Finance’s evolution was weaker, partly due to lower car sales (-8% in the EU). Its total result was down 4.9%.

The UK’s total result declined 9.4% in sterling while adjusting its range of products to clients’ needs.

Latin America reduced its total results 5.6% in constant currency, largely due to the impact of the sale of the insurers. Eliminating this effect, the results were slightly higher (+1.7%). The productivity of the banking networks in placing protection products and intensive use of alternative channels and segmentation of the products offer were the drivers of the region’s business and results.

Excluding the impact of the sales and in local currency, Mexico offered a solid performance (+24.5% in total results). The own distribution model of car insurance based on the aggregator was sucessfully strengthened .

Brazil’s results were 2.6% lower and Chile’s dropped 11.9%, due to reduced placement of protection products and regulatory impacts.

The US recorded a decline of 27.5% in dollars in gross fee income due to lower distribution of third party insurance products.

ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT (EUR Million)

	Gross income		Net operating income		Attributable profit
	2012	Var (%)	2012	Var (%)	2012	Var (%)
Mutual funds	289	(7.7)	115	(10.7)	59	3.9
Pension funds	22	(3.4)	14	(3.5)	10	(3.1)
Insurance	556	(10.6)	430	(12.8)	314	(14.1)
Total Asset Management and Insurance	867	(9.5)	559	(12.2)	383	(11.5)

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EXECUTIVE SUMMARY

GRUPO SANTANDER RISK MANAGEMENT PRINCIPLES

Pages 166 to 171

▶	Independence of the risk function from the business.

▶	Involvement of senior management in decision-taking.

▶	Collegiate decisions that ensure opinions are contrasted.

▶	Clear definition of attributions.

▶	Integrated control and management of risks via a corporate structure with a scope of “all risk, all businesses and all countries”.

▶	The Group’s consumption of economic capital at the end of 2012 was EUR 64,384 million compared to an internal capital base of EUR 80,940 million.

▶	Continental Europe accounted for 27%, Brazil 15% and the UK 9%. The corporate centre, which includes goodwill, accounted for 34%.

▶	The Group’s diversification enables economic capital savings to be obtained.

▶	Santander maintains a moderate exposure to market risk.

▶	The average exposure in trading activity was lower than in 2011 and 2010, despite higher volatility in the financial markets.

▶	The Group continued to reduce in 2012 its already low level of exposure to complex structured assets.

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GEOGRAPHICALLY DIVERSIFIED CREDIT RISK

Pages 176 to 205

▶	Retail banking profile, more than 80% of total risk is generated by the retail banking business.

▶	Below industry average NPL ratio in almost all countries where the Group operates.

▶	Group NPL ratio stood at 4.54% in 2012. In Spain, it was 6.74%, more than three and a half points below the sector average.

▶	Strong provisions in 2012 increased the Group’s coverage rate by 11 points in 2012, to 73%. Spain’s coverage rate rose by 25 points, to 71%.

FOLLOWING THE PROVISIONS SET ASIDE

IN 2012, THE REAL ESTATE CLEAN-UP

IN SPAIN WAS COMPLETED

Pages 190 to 191

▶	Model of subsidiaries which are autonomous in liquidity.

▶	In 2012, the focus was mainly on attracting customer deposits, especially in Spain (EUR +22,000 million).

▶	High issuance capacity: EUR 43,000 million in 2012.

▶	As a result, all the Group’s ratios and the liquidity position improved …

▶	… and, in January 2013, Santander and Banesto returned all the funds (EUR 24,000 million) taken in the first auction of LTROs.

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1.	INTRODUCTION

This section deals with what senior management regards as the main current and emerging risks that could affect the business. It also includes, in line with the best market practices, guidelines that allow the reader to track the main issues discussed in this risk management report through various documents published by the Group (Management Report, Auditors’ Report, Annual Financial Statements and Information of Prudential Relevance).

Main current and emerging risks

Regardless of the risks treated in the various sections of this risk management report, Santander’s senior management believes there are focal points affecting business development and consequently the risks derived from them. These focal points, and the corresponding mitigation measures being adopted, are:

•	Macroeconomic environment. In times of crisis, it is particularly important to pay attention to the volatility of the macroeconomic environment. On the one hand, Santander uses stress test tools that allow senior management to assess and manage the impact of the different possible scenarios. On the other, geographic diversification protects the Group’s results, as it minimises the impact of volatility on the macroeconomic environment, and enables a medium-low risk profile to be maintained.

•	Regulatory environment. In response to the financial crisis of the last few years, bank regulators and authorities are designing a series of measures to avoid future crises. Compliance with these measures by banks, especially those designated as systemic, is affecting various spheres: capital and liquidity needs, transparency, etc. Grupo Santander’s solid balance sheet structure and its structure of subsidiaries which are autonomous in capital and liquidity enables it to face with solvency the current and future regulatory requirements. Meanwhile, the traditional focus of Santander’s business model toward retail banking provides greater protection in the face of changes being considered internationally regarding the creation of separated structures for retail and investment banking.

•	Reputational and conduct risk. Strict management of these risks is increasingly important, because of the impact they have from the financial supervision standpoint as well as that of public opinion in general. In order to mitigate the impact of these risks, in the last few years the bank has notably strengthened control of all aspects related to the marketing of products, customer relations, deep knowledge of customers and compliance with all applicable regulations (including, among others, those regarding money laundering and financing of terrorism).

Of these risks, reputational and conduct are the main emerging risks in the sense that their realization, in the medium and long term, entails significant degrees of uncertainty, even though recurring results and capital surpluses above regulatory minimums would enable potential impacts to be absorbed.

This report provides ample information about the risks facing the Group, the way they are managed and how they are affecting the Group’s activity and results. It also sets out the measures being taken to minimise the risks and to mitigate their severity.

A glossary of terms is also included in the IPR Pillar III document (Information of Prudential Relevance), which sets out the basic terminology of risks expressed in this section, as well as in the IPR.

The table below sets out the issues dealt with in this report and other Group annual reports that contain information on risks:

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MAP FOR NAVIGATING GRUPO SANTANDER’S DOCUMENTS WITH RISK MANAGEMENT INFORMATION

THEME	DETAIL	ANNUAL REPORT	AUDIT REPORT & ANNUAL ACCOUNTS	IPR
Introduction	Main current and emerging risks	Page 164

Management principles and corporate governance	Corporate principles of risk management, control and appetite Corporate governance of the risk function Integral control and internal validation of risk	Page 166 Page 172 Page 174	Note 54 (54.1, 54.2, 54.3) and other notes and related information	Section 6

Credit risk

Introduction to the treatment of credit risk

Main magnitudes and evolution (risk map, evolution, conciliation, geographic distribution, management metrics)

Detail by countries with the largest concentration: UK, Spain, Brazil

Other credit risk views (credit risk by activities in financial markets, concentration risk, country risk, sovereign risk and environmental risk)

Credit risk cycle (pre-sale, sale and after-sale)

Study of risk and credit rating process, planning and setting limits (analysis of scenarios)

Decisions on operations (credit risk mitigation techniques)

Monitoring, measurement and control

Recovery management

		Page 176 Page 176 Page 185 Page 192 Page 199 Page 200 Page 202 Page 204 Page 205	Note 54.4 and other notes and related information	Sections 8& 9

Market risk

Activities subject to market risk (market risk factors)

Market risks in 2012

Trading activity (VaR, stress testing, backtesting, etc)

Structural market risk

Methodologies

Management framework (organisational and governance structure, policy of limits)

Internal model

		Page 206 Page 208 Page 208 Page 216 Page 220 Page 223 Page 225	Note 54.5 and other notes and related information	Section 10

Liquidity risk and funding

Introduction and general focus

Liquidity management framework. Monitoring and control of liquidity risk (organisational and governance model, analysis of the balance sheet and liquidity risk management, management adapted to business needs)

Funding strategy and 2012 liquidity evolution

2013 financing perspectives

		Page 226 Page 227 Page 230 Page 236	Note 54.6 and other notes and related information	Section 12

Operational risk

Definition and objectives. Corporate governance and organisational model

Risk management model. Measurement model and risk assessment

Evolution of the main metrics. Mitigation measures

Other aspects of control and monitoring of operational risk

		Page 237 Page 238 Page 240 Page 243	Note 54.7 and other notes and related information	Section 13

Compliance and reputational risk

Definition and objectives

Corporate governance and organisational model

Risk management model (prevention of money laundering and financing of terrorism, marketing of products and services, compliance with rules)

		Page 244 Page 244 Page 245	Note 54.8 and other notes and related information	Section 14

Capital	Adjustment to the new regulatory framework Economic capital: analysis of the global risk profile RORAC and value creation	Page 250 Page 251 Page 253	Notes 54.9 and other notes and related information	Sections 1,3,4 & 5

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2.	CORPORATE PRINCIPLES OF RISK MANAGEMENT, CONTROL AND APPETITE

2.1. Corporate principles

High quality management of risk is one of Grupo Santander’s hallmarks and thus a priority in its activity. Throughout its 150 years, Santander has combined prudence in risk management with use of advanced risk management techniques, which have proven to be decisive in generating recurrent and balanced earnings and creating shareholder value.

Grupo Santander’s risk policy focuses on maintaining a medium-low and predictable profile for all its risks. Its risk management model is a key factor for achieving the Group’s strategic objectives.

The economic downturn in 2012 severely affected some of the main markets in which the Group operates. This situation particularly tested all its risk admission, monitoring and recovery models. In this context, management of different risks was positive when compared to the performance of the banking sector in these markets, which, combined with the high international diversification of the Group’s businesses, enabled it to produce globally satisfactory results. The experience of confronting this adverse economic environment served to reaffirm the principles on which the Group’s risk management model is based, as well as improve those aspects of the risk management systems which are necessary to ensure their adequate contribution to the Group’s global results.

Grupo Santander’s banking business model from the risk standpoint

The Group’s risk management and control systems are adapted to the risk appetite framework approved by its top governance bodies and to its banking business model:

•	Santander focuses on retail banking, ensuring an internationally diversified presence characterised by high market shares (more than 10%) in the main markets where it operates. Wholesale banking is carried out particularly in core markets.

•	Santander operates through subsidiaries which are autonomous in terms of capital and liquidity, with corporate control. The corporate structure has to be simple, minimising the use of instrumental companies.

•	The business model enables a high degree of recurrence in results and its development is backed by a strong capital and liquidity base.

•	Santander develops its operational and technological integration model via corporate platforms and tools. This allows information to be steadily aggregated.

•	All the Group’s activity is conducted within its social and reputational commitment, in accordance with its strategic objectives.

The economic capital distribution among the Group’s businesses reflects the diversified nature of Santander’s activity. The risk of corporate activities mainly emanates from the capital assigned to goodwill and, to a lesser extent, market risk (structural exchange rate and non-trading portfolio of equities). The operating areas account for most of the credit risk, as befits the nature of the Group’s retail banking.

Section 10 has more details on everything to do with capital.

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DISTRIBUTION OF RISKS BY BUSINESSES

(DIVERSIFIED ECONOMIC CAPITAL)

Santander’s risk management model, underpinning the business model, is based on the following principles:

•	Independence of the risk function from the business areas. The Group’s 3rd vice-chairman and chairman of the board’s risk committee, heads the risk division and reports directly to the executive committee and to the board. The establishment of separate functions between the business areas and the risk areas, responsible for admission, measurement, analysis, control and information, provides sufficient independence and autonomy to control risks appropriately.

•	Direct involvement of senior management in all decisions taken.

•	Collegiate decision making, ensuring a variety of opinions without results becoming dependent on decisions solely taken by individuals, including at the branch level. Joint responsibility for decisions on credit operations between risk and business areas, with the former having the last word in the event of disagreement.

•	Delegated authorities. Each risk acceptance and management unit has clearly defined the types of activities, segments and risks it can face and decisions it might make in the sphere of risks, in accordance with delegated powers. Contracting and management procedures, and where operations are recorded, are also defined.

•	Centralised control. Risk control and management are conducted on an integrated basis through a corporate structure, with global scope responsibilities (all risk, all businesses, all countries).

Risk management and control is done the following way:

•	Set risk appetite. The purpose is to delimit, synthetically and explicitly, the levels and types of risk that the bank is ready to assume in the course of business.

•	Establish risk policies and procedures. They constitute the basic framework for regulating risk activities and processes. At the local level, the risk units, through “mirror” structures they have established, incorporate the corporate risk rules to their internal policies.

•	Building, independent validation and approval of the risk models developed in accordance with the corporate methodological guidelines. These models systemise the risk origination processes as well as their monitoring and recovery processes, calculate the expected loss, the capital needed and evaluate the products in the trading portfolio.

•	Execute a system to monitor and control risks, which verifies, on a daily basis and with the corresponding reports, the extent to which Santander’s risks profile is in line with the risk policies approved and the limits established.

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2.2. Risk culture

The importance and attention attached by senior management to risk management is deeply rooted in Santander’s DNA. This risk culture is based on the principles of Santander’s risk management model and is transmitted to all business and management units and is supported, among other things, by the following drivers:

•	Santander’s risk function is independent of the business units. This enables their criteria and opinions to be taken into account in the various instances where businesses are developed.

•	Santander’s structure for delegating powers requires a large number of operations to be submitted to the risk committees of the bank’s central services, be it the global committee of the risk division, the board’s risk committee or the Group’s executive committee. The high frequency with which these approval and risk monitoring bodies meet (twice a week in the case of the board’s risk committee; once a week for the executive committee) guarantees great agility in resolving proposals while ensuring senior management’s intense participation in the daily management of risks.

•	Santander has detailed risk management manuals and policies. Risk and business teams hold regular meetings about the business, which produce actions in accordance with the Group’s risk culture. In addition, the risk and business executives participate in the different bodies for resolving operations of the Group’s central services, and this facilitates transmission of criteria and focuses that emanate from senior management, both to the teams of executives as well as the rest of the risk committees. The lack of powers in any one individual means that all the decisions are resolved by collegiate bodies. This confers greater rigour and transparency on decisions.

•	Risk limits plan. Santander has established a full system of risk limits which is updated at least annually and covers both credit risk as well as the different market risk exposures, including trading, liquidity and structural (for each business unit and risk factor). Credit risk management is supported by credit management programmes (individuals and small businesses), rating systems (exposures to medium and large companies) and pre-classification (large corporate clients and financial counterparties).

•	Santander’s information systems and aggregation of exposures’ systems enable daily monitoring of exposures, verifying systematic compliance with the limits approved, as well as adopting, where necessary, the pertinent corrective measures.

•	Main risks are not only analysed at the time of their origination or when irregular situations arise in the process of ordinary recovery. They are overseen permanently for all clients. In addition, the Group’s main portfolios are monitored systematically during the month of August.
•	Other procedures supporting the dissemination of Santander’s risk culture are the training sessions carried out by the risks corporate school, the remuneration and incentives policy, which includes performance variables that take into account the quality of risk and the bank’s results over the long term, strict compliance by staff with the general codes of conduct and systematic and independent action by the internal auditing services.

Risk training activities

Santander’s corporate school of risk management aim is to help consolidate the risk management culture and ensure that all employees in the risks area are trained under the same criteria.

The school, which gave a total of 29,960 hours of training to 4,078 employees in 2012 in 100 activities, is considered a key element to enhance Santander’s leadership in this sphere and strengthen the skills of our staff.

TRAINING HOURS

Furthermore, the risks corporate school trains professionals from other business areas, particularly retail banking, so as to align the demanding risk management criteria to business goals.

2.3. Grupo Santander’s risk appetite

Santander defines risk appetite as the amount and type of risks considered reasonable to assume for implementing its business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances that could have a negative impact on its levels of capital, profitability and/or share price.

The board is responsible for annually setting and updating the risk appetite, monitoring the Bank’s risk profile and ensuring the consistency between both of them. Risk appetite is set for the whole of the Group as well as for each of the main business units in accordance with a corporate methodology adapted to the circumstances of each unit/ market. At the local level, the boards of the subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group’s executive committee.

Senior management is responsible for achieving the desired risk profile —which is reflected in the annual budget and in the medium-term strategic plan— as well as for daily risk

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management, so that the usual limit structures set for each risk are adequately connected to the metrics established for the risk appetite.

These structures of limits for each risk are in addition to the risk appetite and essential for articulating effective risk management in the daily course of business. In the event that risk appetite levels set are met and once the board is informed, the necessary management measures have to be adopted for effectively adjusting the risk profile.

The board’s risk committee and the Group’s executive committee verify compliance with the risk appetite at Group and business units on a quarterly basis.

Effective implementation of the risk appetite framework was deepened in 2012 through the corresponding quarterly reviews as well as their development in some of the Group’s main units.

Risk appetite framework

Santander’s risk appetite framework contains quantitative and qualitative elements integrated into series of primary and other metrics.

Quantitative elements of risk appetite

The primary quantitative metrics of the risk appetite are:

•	The maximum losses that the institution is willing to assume.

•	The minimum capital position that the institution wants to have.

•	The minimum liquidity position that the institution wants to keep.

These metrics are calculated using severe stress scenarios, unlikely to occur, but possible.

In addition, the Group has a series of transversal metrics to limit the excessive concentration of the risk profile, both by risk factors as well as in terms of clients, businesses, countries and products.

Losses

One of the three primary metrics used to formulate Santander’s risk appetite is the maximum unexpected impact on results the institution is prepared to assume in unfavourable scenarios, with a low, but possible, probability of occurring.

These scenarios mainly affect both losses resulting from the exposure to retail and wholesale credit risk (both the direct credit loss as well as the reduced revenue), as well as the potential unfavourable impact resulting from the exposure to market risk. After applying these credit and market impacts to budgeted results, in the context of monitoring risk appetite, senior management ensures that the resulting spread is sufficient to absorb the unexpected impacts from technological and operational risk, and from compliance and reputational risk.

The time frame in which the negative impacts for all risks considered materialise is normally 12 months, except in the case of credit risk where an additional impact analysis is conducted using a three-year time frame. The time frame for formulating risk appetite is annual.

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As regards the metric of losses, according to Santander’s risk appetite the combined impact in all risks resulting from these scenarios must be less than net operating income after ordinary provisions (i.e. ordinary profit before tax).

Capital position

Santander operates with a comfortable capital base which enables it not only to fulfil regulatory requirements but also have a reasonable surplus of capital. The bank has set a core capital ratio target of more than 9% (Basel II) and has also set minimum goals for the Group’s return on risk-adjusted capital (RORAC).

In addition and in the face of the aforementioned unfavourable scenarios, Santander’s risk appetite establishes that its risk profile must be such that the unexpected impact of these scenarios does not involve a deterioration of more than 100 basis points in the core capital ratio.

This capital focus included in the risk appetite is consistent with the Group’s capital objective approved within the capital planning process (Pillar II) implemented in the Group and covering a three-year period.

Liquidity position

The Group’s liquidity management model is based on the following principles:

•	Decentralised liquidity model.

•	Needs derived from medium and long term activity must be funded by medium and long term instruments.

•	High contribution of customer deposits in an essentially retail banking balance sheet.

•	Diversification of wholesale funding sources by: instruments/investors; markets/currencies and maturities.

•	Limited recourse to short-term funding.

•	Availability of a sufficient liquidity reserve, including discounting capacity in central banks to be used in adverse situations.

Bearing in mind the Group’s decision to structure on the basis of autonomous subsidiaries, liquidity management is executed at the level of each subsidiary, while supervised by a corporate control. All the subsidiaries must be self-sufficient as regards availability of liquidity.

Santander’s risk appetite establishes, as regards the liquidity metric, a structural funding ratio of more than 100% (customer deposits, equity and medium and long term issues have to be higher than the structural funding needs defined as lending and stakes in Group companies), as well as demanding objectives of liquidity position and time frames in the face of short term, systemic and idiosyncratic stress scenarios.

Additional quantitative metrics of risk appetite concentration

Santander wants to maintain a widely diversified risk profile from the standpoint of its exposure to large risks, certain markets and specific products. In the first instance, this is achieved by virtue of Santander’s retail banking focus with a high degree of international diversification.

Concentration risk: this is measured by the following metrics upon which set risk appetite thresholds as a proportion of equity or of lending (in general terms):

•	Client (as a proportion of equity): a) net individual maximum exposure to corporate clients (additionally, clients with internal ratings below investment grade and exceeding a certain exposure are also monitored); b) net maximum aggregate exposure to the Bank’s 20 largest corporate clients (Top 20); c) net maximum aggregate exposure of the exposures considered as large risks (corporate and financial clients); d) maximum impact on profit before tax of a simultaneous failure of the five largest corporate exposures (jump to default Top 5).

•	Sector: maximum percentages of exposure of the portfolio of companies in an economic sector, in relation to lending (at both the total level as well as for the segment of companies).

•	Portfolios with high risk profile (defined as those retail portfolios with a percentage of risk premium that exceed an established threshold): maximum percentages of exposure to this type of portfolio in proportion to lending (at both the total and retail levels) and for different business units.

Qualitative elements of risk appetite

The qualitative elements of the risk appetite framework define, in general and for the main risk factors, the positioning that Santander’s senior management wishes to adopt or maintain in the course of its business model. Generally speaking, the framework is based on maintaining the following qualitative objectives:

•	A medium-low and predictable risk profile based on a deversified business model, focused on retail banking and with an internationally diversified presence and significant market shares, and a wholesale banking model centred on relations with clients in the Group’s main markets.

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•	A rating objective in the range of between AA- and A-,
both at Group level and in local units (in local scale), on the basis of both the environment as well as the sovereign risk performance.

•	A stable and recurring policy to generate earnings and remunerate shareholders, on a strong capital and liquidity base and a strategy of diversification by funding sources and maturities.

•	An organisational structure based on subsidiaries which are autonomous and self-sufficient in capital and liquidity, minimising the use of instrumental companies, and ensuring that no subsidiary has a risk profile that jeopardises the Group’s solvency.

•	An independent risk function with very active involvement of senior management which guarantees a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	A management model that ensures a global and interrelated view of all risks, through an environment of control and robust monitoring of risks, with global responsibilities: all risk, all businesses, all countries.

•	Focus in the business model on those products that the Group knows sufficiently well and has the management capacity (systems, processes and equity).

•	The confidence of clients, shareholders, employees and professional counterparties, ensuring that activity is carried out in line with Santander’s social and reputational commitment, in accordance with the Group’s strategic objectives.

•	Adequate and sufficient availability of staff, systems and tools that guarantee maintaining a risk profile compatible with the established risk appetite, both at the global and local levels.

•	A remuneration policy that has the necessary incentives to ensure that the individual interests of employees and executives are aligned with the corporate framework of risk appetite and that these are consistent with the Bank’s long-term results.

The Group’s risk appetite framework also covers other specific qualitative objectives for the various types of risk.

Risk appetite and living will

The Group has an organisational structure based on subsidiaries which are autonomous and self-sufficient in terms of capital and liquidity, ensuring that no subsidiary reaches a risk profile that could jeopardise the Group’s solvency.

Grupo Santander was the first of the international financial institutions considered globally systemic by the Financial Stability Board to present (in 2010) to its consolidated supervisor (the Bank of Spain) its corporate living will including, as required, a viability plan and all the information needed to plan a possible liquidation (resolution plan). Furthermore, and even though not required, more summarised individual plans were drawn up for the main geographic units, including Brazil, Mexico, Chile, Portugal and the UK.

A third version of the corporate plan in this respect was drawn up in 2012. As with the first two versions in 2010 and 2011, the Group presented the third version of its recovery plan to its crisis management group (CMG) in July 2012. This plan consists of the corporate plan (for Banco Santander) and individual plans for many of its most important local units (UK, Brazil, Mexico and Sovereign). It is important to point out in the UK case that the plan was also prepared, in parallel to its in-house development, with respect to local regulatory initiatives.

The significant contribution of the living will exercise to the conceptual delimitation of the risk appetite, and the Group’s risk profile, should also be noted.

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3.	CORPORATE GOVERNANCE OF THE RISK FUNCTION

The board’s risk committee is responsible for proposing to the board the Group’s risk policy. Its approval corresponds to the board under its powers of administration and supervision. The committee also ensures that the Group’s activities are consistent with its risk tolerance level and establishes the global limits for the main risk exposures, reviewing them systematically and resolving those operations that exceed the powers delegated in bodies lower down the hierarchy.

The committee is of an executive nature and takes decisions in the sphere of the powers delegated in it by the board. It is chaired by the 3rd vice-chairman of Grupo Santander and four other board members are also members of the committee.

The committee met 98 times during 2012, underscoring the importance that Grupo Santander attaches to appropriate management of its risks.

The main responsibilities of the board’s risk committee are to:

•	Propose to the board the Group’s risk policy, which must particularly identify:

•	The different types of risk (operational, technological, financial, legal and reputational, among others) facing the Group.

•	The information and internal control systems used to control and manage these risks.

•	Set the level of risk considered acceptable.

•	Identify the measures envisaged to mitigate the impact of identified risks, in the event that they materialise.

•	Systematically review exposures to the main customers, economic sectors, geographic areas and types of risk.

•	Authorise management tools and risk models and be familiar with the results of the internal validation.

•	Ensure that the Group’s actions are consistent with the previously decided risk appetite level.

•	Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in the exercise of their function.

•	Resolve operations beyond the powers delegated to bodies lower down the hierarchy, as well as the global limits of pre-classification of economic groups or in relation to exposures by classes of risk.

The board’s risk committee delegates some of its powers in risk committees which are structured by geographic area, business and types of risk, all of them defined in the corporate governance risk model.

Both the executive committee and the Bank’s board also pay particular attention to management of the Group’s risks.

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The Group’s 3rd vice-chairman is the maximum executive in risk management. He is a member of the board and chairman of the risk committee. Two directorates-general of risks, which are independent of the business areas, both from the hierarchical and functional standpoint, report to the 3rd vice-chairman. The organisational and functional framework is as follows:

•	The general directorate of risk (GDR) is responsible for the executive functions of credit and financial risk management and is adapted to the business structure, both by customer type as well as by activity and country (global/local vision).

The GDR is configured in two blocks:

•	A corporate structure with global scope responsibilities (“every risk, every country”), entrusted with establishing the policies, methodologies and control. In this block, also denominated inteligence and global control, are the areas/functions of solvency risks, market risk and methodology.

•	A business structure, focused on executing and integrating management of the risk functions in the Group’s local and global commercial businesses. In this block, also denominated execution and integration in management, the following areas/functions are grouped: management of standardised risks, management of segmented company risks, global recoveries, management of wholesale banking risk, management of Santander Consumer Finance risks and management of global business risks.

Between these two blocks is the corporate area of integration in management whose purpose is to intensify and systemise the use of corporate risk management models (credit, market and structural risk), speed up its establishment and ensure integration in the management of all the Group’s units.

Complementing this structure is a local government and systematics area, which supports and advises the GDR, responsible for implementation of the organisational model, and for ensuring effective execution of internal control (including the quality processes), and a development and corporate management area which leads the initiatives and projects of the GDR involving various areas and/or local units, such as a common information model and a global corporate platform.

These functions have a global action sphere, i.e. they intervene in all the units where the risk division acts and the same structure is reflected in the local units. The main elements through which the global functions are replicated in each of the units are corporate frameworks. These are central elements to communicate and transfer global practices, reflect the criteria and policies for each of the areas and set the Group’s compliance standards to be applied in all local units.

Generally speaking it is possible to distinguish the main functions developed respectively by the GDR’s global areas and by the units:

•	The GDR establishes risk policies and criteria, the global limits and the decision-making and control processes; it generates management frameworks, systems and tools; and manages the best practices within and outside the Group.

•	The local units apply the policies and systems to the local market: they adapt the organisation and the management frameworks to the corporate frameworks; they contribute critical and best practices and lead the local sphere projects.

•	General directorate of integral control and internal validation of risks. This is of corporate nature, supporting the Group’s governance bodies, with the following global reach responsibilities:

•	Internal validation of credit, market and economic capital risk models in order to assess their suitability for management and regulatory purposes. Validation involves reviewing the model’s theoretical foundations, the quality of the data used to build and calibrate it, the use to which it is put and the process of governance associated.

•	Integral control of risks, the mission of which is to supervise the quality of the Group’s risk management, guaranteeing that the management and control systems of the various risks inherent in its activity comply with the most demanding criteria and best practices observed in the banking industry and/or required by regulators, and verifying that the profile of effective risk assumed is adjusted to what senior management has established.

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4.	INTEGRAL CONTROL AND INTERNAL VALIDATION OF RISKS

The functions of integral control and internal validation of risks are located at the corporate level in the general directorate of integral control and internal validation of risks, which reports directly to the Group’s 3rd vice-chairman and chairman of the risk committee, and is configured as a support for the Group’s governance bodies in the sphere of control and risk management.

4.1 Function of integral control of risks

Grupo Santander launched in 2008 the function of integral control of risks in order to provide a fully rounded view for top management of all risks that affect development of the Group’s ordinary activity. These risks are: credit risk (including those of concentration and counterparty); market risk (including liquidity as well as the structural risks of interest rates and exchange rates); operational and technological risks and compliance and reputational risks.

Integral control of risks is based on three complementary activities:

1.	Guaranteeing that the management and control systems of the various risks inherent in Grupo Santander’s activity meet the most demanding criteria and the best practices observed in the industry and/or required by regulators;

2.	Ensuring that senior management has at its disposal an integral vision of the profile of the various risks assumed and that these risks are in line with the previously agreed risk appetite, and;

3.	Supervising appropriate compliance in time and form with the recommendations drawn up for risk management matters following inspections by internal auditing and by the supervisors to whom Santander is subject.

The function has global and corporate scope and covers all risks, all businesses and all countries and is configured as a third layer, of control after that carried out in the first instance by the executive responsible for control and management of each risk in the sphere of each business or functional unit (first layer) as well as by each executive responsible at the corporate level for the control of each risk (second layer). This ensures the vision and thus the integral supervision of all the risks that Santander incurs during the year.

Methodology and tools

This function is backed by an internally developed methodology and a series of tools that support it, in order to systemise the exercise of it and adjust it to Santander’s specific needs. This enables application of the methodology to be formalised and traceable. The methodology and the tools of the three activities are articulated through the following modules:

Module 1

A set of tests or reviews exists for each risk, divided in spheres of control (for example, corporate governance, organisational structure, management systems, integration in management, technology environment, contingency plans and business continuity, etc).

Applying the tests and obtaining the relevant evidence, which in the process is assessed and enables the parameters of control of the various risks to be homogenised, is done every 12 months. New tests are incorporated on the basis of the best practices most recently observed in the industry and/or required by regulators. The support tool is a repository of the results of each test and of its work papers. A review of the situation of each risk is also conducted every six months, with monitoring of the recommendations that emanate from the annual report of integral control.

Module 2

Senior management is able to monitor the integral vision of the various risks assumed and their adjustment to the previously formulated risk appetites.

Module 3

There is a tool to monitor proactively the recommendations made by internal auditing and by the supervisors regarding risk control and management. This also enables the recommendations arising from integral control to be registered.

The Bank of Spain can access these tools if it so wishes and thus also the work papers used to develop the function of integral control of risks.

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Activity during 2012

(a)	The fourth cycle of reviewing the various risks was completed in close contact with the corporate areas of control, contrasting and assessing the control and management systems of these risks. Improvements were identified and turned into recommendations – with their corresponding schedule for implementation agreed with the risk areas – along with half-yearly monitoring of the progress achieved in the recommendations made in 2011.

(b)	The board and executive committee were regularly informed with an integral vision of all risks. The risk committee and the audit and compliance committee were also kept in the picture.

(c)	Work continued on extending the integral control of risks model to the Group’s main units, also coordinating the initiatives in this sphere in the various countries.

(d)	There was also participation, in coordination with the public policy area and other areas, in representing the Group in forums such as the Financial Stability Board (FSB), IIF, Eurofi and the Enhanced Disclosure Task Force (EDTF, sponsored by the FSB) in matters such as transparency in information on risks.

4.2. Internal independent validation of risk models

As well as being a regulatory requirement, the function of internal validation of risk models constitutes a fundamental support for the risk committee, and for local and corporate risk committees, in their responsibilities of authorisation of the use (management and regulatory) of models and their regular review.

Internal validation of models consists of a specialised unit, with sufficient independence, obtaining a technical opinion on the adequacy of the internal models for the purposes used, whether they be internal management and/or of a regulatory nature (calculation of the regulatory capital, levels of provisions, etc), concluding on their robustness, use and effectiveness.

Santander’s internal validation of models covers credit risk models, market risk models and those for setting the price of financial assets as well as the economic capital model. The scope of validation includes not only the most theoretical or methodological aspects but also the technological systems and the quality of the data that enable and support their effective functioning and, in general, all relevant aspects (controls, reporting, uses, involvement of senior management, etc.).

The function is global and corporate, in order to ensure homogeneous application, and is conducted via four regional centres in Madrid, London, Sao Paulo and New York. These centres have full functional and hierarchical dependence on the corporate centre, which ensures uniformity in the development of its activities. This facilitates implementation of a corporate methodology that is supported by a series of tools developed internally in Santander, which provide a robust corporate framework for all the Group’s units, computerising certain verifications in order to ensure that the reviews are carried out efficiently.

This corporate framework of internal validation is fully aligned with the criteria on internal validation of the advanced models issued by the Bank of Spain and by the rest of supervisors to whom the Group is subjected. In this respect, the criterion is maintained of separating functions between the units of internal validation and internal auditing, which is the last layer of control in the Group charged with reviewing the methodology, tools and work conducted by internal validation and expressing its opinion on its degree of effective independence.

* * *

The Group’s main types of risk —credit, market, liquidity and funding, operational, and compliance and reputational— are now set out.

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5. CREDIT RISK

5.0 Organisation of the section

After introducing the concept of credit risk and the segmentation that the Group uses for its treatment, the main metrics of 2012 and their evolution are presented (pages 176-184).

This is followed by a look at the countries with the largest concentration, setting out the main features from the credit risk standpoint (pages 185-191).

The qualitative and quantitative aspects of other credit risk matters are then presented, including information on financial markets, concentration risk, country risk, sovereign risk and environmental risk (pages 192-199).

Lastly, there is a description of the Group’s credit risk cycle, with a detailed explanation of the various stages that form part of the phases of pre-sale, sale and after-sale, as well as the main credit risk management metrics (pages 199-205).

5.1. Introduction to the treatment of credit risk

Credit risk is the possibility of losses stemming from the failure of clients or counterparties to meet their financial obligations with the Group.

The Group’s risks function is organised on the basis of two types of customers:

•	Those under individualised management are assigned a risk analyst. This category includes the global wholesale banking customers (corporations, financial institutions and sovereigns), companies within the retail banking scope with a risk level which is above the exposure threshold set by each unit. Risk management is conducted through expert analysis backed up by tools that support decision-making;

•	The segment of standardised risks covers those clients who have not been assigned a risk analyst. This category includes individuals, the self-employed and retail banking companies that are not under individualised management. Management of these risks is based on internal models of assessment and automatic decisions, complemented when necessary by expert teams of analysts.

The following chart shows the distribution of credit risk on the basis of the management model.

The Group’s risk profile is mainly retail, accounting for over 80% of total risk generated by the retail banking business.

5.2 Main magnitudes and performance

5.2.1. Global credit risk map 2012

Credit exposure in 2012 was EUR 1,231,398 million, most of it with customers and credit entities (87% of the total).

Risk is diversified among the main regions where the Group operates: Europe (72%), Latin America (22%) and the US (6%).

Credit risk exposure increased 1.3% in 2012, largely due to the growth in outstanding loans with credit entities, mainly because of the growth in deposits in central banks.

Excluding the exchange-rate impact of the main currencies against the euro, the increase was 2%.

The table opposite sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure, which is expressed in equivalent credit) at 31 December 2012.

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GRUPO SANTANDER — GROSS EXPOSURE TO CREDIT RISK CLASSIFIED IN ACCORDANCE WITH LEGAL COMPANY CRITERIA

Million euros. Data at 31 December 2012

							Derivatives
	Customers		Entities[2]		Fixed income[3]		and repos
	Outstanding[1]	Commitments	Outstanding	Commitments	Sovereign	Private	(ECR) [4]	Total
Spain	228,332	45,281	61,669	3,851	31,634	9,082	31,661	411,510
Parent bank	140,875	34,352	52,220	3,582	22,095	6,221	26,627	285,972
Banesto	68,119	6,519	8,018	157	4,899	1,285	4,924	93,921
Others	19,338	4,410	1,431	111	4,641	1,576	110	31,617
Rest of Europe	334,697	64,587	42,279	192	12,019	5,288	14,276	473,337
Germany	30,640	8,349	1,628	0	0	41	2	40,659
Portugal	23,910	5,851	1,718	131	3,545	1,675	2,414	39,243
UK	242,736	45,262	36,394	—	5,819	3,114	11,088	344,413
Others	37,412	5,125	2,539	61	2,655	458	772	49,023
Latin America	152,933	55,879	24,610	—	16,945	6,568	9,369	266,304
Brazil	86,684	39,476	16,613	—	11,282	4,796	5,064	163,915
Chile	32,288	7,910	1,654	—	1,618	1,273	1,979	46,722
Mexico	21,378	7,604	3,610	—	2,738	348	2,157	37,836
Others	12,582	889	2,734	—	1,308	150	169	17,832
United States	44,429	17,581	2,755	—	1,594	12,564	785	79,707
Rest of world	382	35	120	—	—	2	—	539

Total Group	760,772	183,362	131,433	4,043	62,192	33,504	56,091	1,231,398

% Total	61.8%	14.9%	10.7%	0.3%	5.1%	2.7%	4.6%	100%
% Change/Dec 11	(3.2%)	3.0%	31.2%	16.7%	3.4%	14.9%	(4.7%)	1.3%

EVOLUTION OF GROSS EXPOSURE TO CREDIT RISK

Million euros. Data at 31 December 2012

	2012	2011	2010	Change /2011	Change /2010
Spain	411,510	421,142	427,092	(2.3%)	(3.6%)
Parent bank	285,972	278,663	276,105	2.6%	3.6%
Banesto	93,921	101,264	108,556	(7.3%)	(13.5%)
Others	31,617	41,215	42,430	(23.3%)	(25.5%)
Rest of Europe	473,337	447,754	428,525	5.7%	10.5%
Germany	40,659	33,541	22,984	21.2%	76.9%
Portugal	39,243	41,241	43,272	(4.8%)	(9.3%)
UK	344,413	327,321	325,624	5.2%	5.8%
Others	49,023	45,651	36,645	7.4%	33.8%
Latin America	266,304	272,297	271,106	(2.2%)	(1.8%)
Brazil	163,915	176,317	174,263	(7.0%)	(5.9%)
Chile	46,722	43,406	43,296	7.6%	7.9%
Mexico	37,836	32,777	35,361	15.4%	7.0%
Others	17,832	19,797	18,186	(9.9%)	(2.0%)
United States	79,707	73,717	78,590	8.1%	1.4%
Rest of world	539	964	1,009	(44.1%)	(46.6%)

Total Group	1,231,398	1,215,874	1,206,322	1.3%	2.1%

(1)	Balances with customers include contingent risks (see the auditor’s report and annual consolidates statements, note 35) and exclude repos (EUR 4,707 million) and other customer financial assets (EUR 23,686 million).
(2)	Balances with credit entities and central banks include contingent risks and exclude repos, the trading portfolio and other financial assets. Of the total, EUR 104,454 million are deposits in central banks.
(3)	Total fixed income excludes the trading and investment portfolio of third party takers of insurers.
(4)	ECR (equivalent credit risk: net value of replacement plus the maximum potential value. Includes mitigants).

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5.2.2. Performance of magnitudes in 2012

The table below sets out the main items related to credit risk derived from our activity with customers.

GRUPO SANTANDER — RISK, NPLS, COVERAGE, PROVISIONS AND COST OF CREDIT*

	Credit Risk with customers[1]			Non-performing loans				NPL ratio
	(million euros)			(million euros)%
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Continental Europe	334,028	354,666	370,673	20,869	18,378	16,075	6.25	5.18	4.34
Santander Branch Network	111,756	118,060	126,705	10,787	10,002	6,994	9.65	8.47	5.52
Banesto	71,976	78,860	86,213	4,520	3,950	3,548	6.28	5.01	4.11
Santander Consumer Finance	59,387	59,442	67,820	2,315	2,361	3,359	3.90	3.97	4.95
Portugal	28,188	30,607	32,265	1,849	1,244	937	6.56	4.06	2.90
Poland	10,601	9,120	—	500	446	—	4.72	4.89	—
UK	255,519	259,386	244,707	5,241	4,763	4,308	2.05	1.84	1.76
Latin America	160,413	159,445	149,333	8,695	6,881	6,141	5.42	4.32	4.11
Brazil	89,142	91,035	84,440	6,113	4,902	4,149	6.86	5.38	4.91
Mexico	22,038	19,446	16,432	428	354	303	1.94	1.82	1.84
Chile	32,697	28,462	28,858	1,691	1,096	1,079	5.17	3.85	3.74
Puerto Rico	4,567	4,559	4,360	326	394	462	7.14	8.64	10.59
Argentina	5,378	4,957	4,097	92	57	69	1.71	1.15	1.69
Sovereign	44,678	43,052	40,604	1,025	1,229	1,872	2.29	2.85	4.61

Total Group	794,901	822,657	804,036	36,100	32,036	28,522	4.54	3.89	3.55

Memo item:
Spain	249,477	271,180	283,424	16,809	14,900	12,007	6.74	5.49	4.24

	Coverage			Spec. provs. net of recovered			Credit cost
	(%)			write- offs[2] (million euros)			(% of risk)[3]
	2012	2011	2010	2012	2011	2010	2012	2011(4)	2010(5)
Continental Europe	72.5	55.8	71.4	4.106	3.828	6.190	1.19	1.10	1.62
Santander Branch Network	67.5	39.9	51.8	1.545	1.735	2.454	1.33	1.42	1.89
Banesto	71.3	53.1	54.4	948	778	1.272	1.28	0.96	1.52
Santander Consumer Finance	109.5	109.3	128.4	797	762	1.884	1.34	1.43	2.85
Portugal	53.1	54.9	60.0	344	283	105	1.17	0.90	0.30
Poland	68.3	65.2	—	117	59	—	1.17	—	—
UK	45.4	40.2	45.8	982	811	826	0.36	0.32	0.34
Latin America	87.5	97.0	103.6	7.215	5.379	4.758	4.48	3.57	3.53
Brazil	90.2	95.2	100.5	5.939	4.554	3.703	6.47	5.28	4.93
Mexico	157.3	175.7	214.9	459	293	469	2.11	1.63	3.12
Chile	57.7	73.4	88.7	601	395	390	1.86	1.40	1.57
Puerto Rico	62.0	51.4	57.5	86	95	143	1.90	2.25	3.22
Argentina	143.3	206.9	149.1	106	29	26	1.99	0.67	0.72
Sovereign	105.9	96.2	75.4	284	416	479	0.62	1.04	1.16

Total Group	72.6	61.4	72.7	12.574	10.426	12.342	2.21	1.41	1.56

Memo item:
Spain	70.6	45.5	57.9	2.993	2.821	4.352	1.23	1.04	1.53

*	So that like-for-like comparisons can be made between 2012 and 2011, the data for 2011 has been restated.
1.	Includes gross loans to customers, guarantees, documentary credits and clients’ mark to market (MtM) derivatives (EUR 5,735 million).
2.	Bad debts recovered (EUR 1,321 million).
3.	(Specific provisions-bad debts recovered)/Total average credit risk.
4.	Excludes the incorporation of Bank Zachodni WBK.
5.	Excludes AIG from Santander Consumer Finance in Poland.

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At the end of 2012, non-performing loans amounted to EUR 36,100 million and the Group’s NPL ratio stood at 4.54% (+65 b.p.), mainly due to the situation in Spain. It is important to point out that this ratio is below the sector’s average in almost all the countries in which the Group operates.

These NPLs are covered by EUR 12,574 million of specific loan-loss provisions net of insolvencies. Total loan-loss provisions were EUR 26,194 million.

The Group’s coverage ratio was 72.6%, up from 61.4% in 2011. It is important to bear in mind that this ratio is affected by the weight of mortgages (particularly in the UK and Spain), which require fewer provisions as they have collateral.

Conciliation of the main magnitudes

The consolidated financial report details the portfolio of customer loans, both gross and net of funds. Credit risk also includes guarantees and derivatives. The following chart shows the relation between the concepts that comprise these magnitudes.

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Geographic distribution and segmentation

On the basis of the aforementioned segmentation, the geographic distribution and situation of the portfolio is shown in the following charts.

Million euros

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The structure of the main magnitudes by geographic area:

•	Continental Europe

•	Spain’s1 NPL ratio was 6.74% (+125 b.p.). The ratio for the whole banking system was 10.58%, widening the spread by 143 b.p. over that in 2011. The efforts made in provisions for the real estate sector brought the coverage level to 70.6%.

•	Portugal’s NPL ratio was 6.56% and coverage 53.1%. Santander Totta was positively viewed in the programme of special inspections by the Bank of Portugal and the troika. It was the only bank that did not require additional provisions.

•	Poland’s NPL ratio was 4.72% (-17 b.p.) and coverage 68.3%.

•	The UK2 recorded a NPL ratio of 2.05% (+21 b.p.) and a coverage ratio of 45.4%.
•	Brazil’s NPL ratio[3] was 6.86% (+148 b.p.) and coverage 90.2%.

•	Latin America excluding Brazil

The overall NPL ratio was 3.62% and coverage 81.2%.

•	Lending in Chile accounted for 4.1% of the Group’s total, with a mix of diversified portfolio and balanced between individual borrowers and companies. The NPL ratio was 5.17% and coverage 57.7%.

•	Mexico’s lending grew 13.3% in 2012, driven by the macroeconomic scenario. This growth went hand in hand with good credit quality indicators. The NPL ratio was 1.94%, one of the lowest in the country, and coverage 157.3%, also well above the banking system’s average.

•	Sovereign’s NPL ratio was 2.29% (-56 b.p.). Coverage rose by 9.7 p.p. to 105.9%.

Structure of NPLs and provisions

1.	More detail at 5.3.2. Spain.
2.	More detail at 5.3.1. United Kingdom.
3.	More detail at 5.3.3. Brazil.

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Restructured/refinanced portfolio

The general term restructured/refinanced portfolio, in accordance with Bank of Spain circular 6/2012, refers to those operations in which the client has presented, or it is envisaged might present, financial difficulties in meeting their payment obligations in the prevailing contractual terms and, for this reason, it could be advisable to modify, cancel or even formalise a new transaction.

The restructuring/refinancing of debts is part of the usual risk management with clients, although it is at times of economic weakening that it assumes greater importance.

Grupo Santander follows very rigorous definitions and policies in this management process, which is conducted in accordance with the best practices and within the strictest compliance with regulatory requirements.

Grupo Santander has a detailed corporate policy for restructuring/refinancing, which meets the Bank of Spain’s rules via circulars 4/2004 and 6/2012 and which is applied to all countries and clients4. This policy establishes rigorous criteria that underscore Santander’s prudence in assessing these risks, noteworthy among which are those regarding its restricted use and the classification of this type of operation:

•	There must be restrictive use of restructurings, which must be accompanied by guarantees or additional efforts by the client, avoiding actions that only postpone recognition of the non-performing loan.

•	The aim is to recover all the amounts owed, which entails recognising as soon as possible the amounts that it is estimated cannot be recovered. Delaying immediate recognition of losses would be contrary to good management practices.

•	The restructuring must always envisage maintaining the existing guarantees and, wherever possible, improving them and/or increasing the coverage. Effective guarantees not only serve to mitigate the severity, but also can reduce the probability of default.

•	This practice should not mean granting additional financing to the client, nor serve to refinance the of debt other banks, nor be used as an instrument of cross-selling.

•	It is necessary to assess all the refinancing alternatives and their effects, ensuring that the results would be better than those likely to be achieved in the event of not doing it.

•	The new operation cannot mean an improvement in the classification as long as a satisfactory experience with the client does not exist.

All Grupo Santander’s institutions apply these principles, adapting them to local needs and rules and always subordinated to complying with any stricter local rule that has to be implemented.

From the management standpoint, taking into account the client’s different situation of irregularity at the time of the restructuring/refinancing, there are two types of operation:

•	Those that arise from a non-doubtful loan situation. These operations refer to clients who, due to a change in their economic circumstances, are envisaged could experience an eventual reduction in their payment capacity, although at the time they are up to date with payments or have not failed to make payments for more than three months. This contingency can be resolved by adapting the debt conditions to the client’s new payment capacity, which facilitates compliance with their obligations. Of the total restructured/refinanced portfolio, 77% corresponds to this type of operation.

•	Operations that arise from a doubtful situation whether for subjective or objective reasons, when at least three months have passed since the first non-payment. These operations do not signify a release of provisions, as the doubtful risk classification remains, unless the criteria set out in the regulatory rules based on Bank of Spain circulars are fulfilled (payment of ordinary interest pending and, in all cases, contribution of new effective guarantees or a reasonable certainty of payment capacity), as well as the cautions which, under a criterion of prudence, are set out in the Group’s corporate policy (sustained payment during a period on the basis of the features of the operation and the type of guarantees existing).

These operations are classified in accordance with their features in the following way:

•	Doubtful: those restructurings in a process of normalisation or which, being classified as normal or sub standard, during the life of the operation, present new payment difficulties. In the event of this deterioration intensifying, in accordance with the criterion of corporate prudence, the loan will be considered as a write-off.

•	Substandard: those restructurings emanating from doubtful loans which have met sustained payment for a certain period on the basis of the features of the operation and the type of guarantees existing.

In the particular case of those operations with a grace period on capital payments, the restructuring will be classified as sub standard risk, if it is not already classified as doubtful risk, and must be maintained as such until the grace period ends

•	Normal: those restructurings emanating from doubtful or substandard loans which have exceeded a period of observation which shows the re-establishment of the payment capacity in accordance with the periods established in the corporate policy.

[4]	The main principles of restructuring are rigorously applied to standardised clients, while tending to one-off exceptional circumstances. In the case of individualised clients these principles can be used as a reference element, but individualised analysis of each case is particularly important, both for their correct identification as well as their subsequent classification, monitoring and adequate provisioning.

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According to this policy, the operations in normal situation must be kept under this special watch for a minimum, precautionary period of two years and have amortised 20% of the principal of the loan, except for those articulated via some type of hair cut which will be maintained until its extinction.

The total portfolio stood at EUR 55,714 million at the end of 2012 and was distributed as follows:

RESTRUCTURED/REFINANCED PORTFOLIO

Million euros

	Normal	Substandard		Doubtful		Total
						% of
			Specific		Specific	total	Specific
	Portfolio	Portfolio	coverage	Portfolio	coverage	portfolio	coverage
Operations arising from non-doubtful situation	18,638	13,179	10%	11,117	41%	77%	14%
Operations arising from doubtful situation	3,601	2,079	23%	7,100	48%	23%	30%

Total	22,239	15,258	12%	18,217	43%	100%	17%

A more detailed breakdown of this portfolio can be found in the Auditor’s Report and Annual Consolidated Accounts (Note 54).

From the credit classification standpoint, 67% of the total is classified in a non-doubtful status, while the other 33% which was in a doubtful situation, had a specific coverage of 43%.

Preventative risk management in this portfolio shows that 77% comes from a non-doubtful origin, while that from doubtful situations only accounts for 1.5% of the Group’s total credit risk with clients.

From the standpoint of its guarantees, more than 70% of the total portfolio has real guarantees (more than 92% in the case of the portfolio of companies with real estate purpose).

Of the Group’s total portfolio, Spain’s accounts for 59% (EUR 32,867 million) with the following features:

•	The amount corresponding to companies with a real estate purpose was EUR 11,256 million, 72% of which is classified as doubtful or sub standard with specific coverage of 46%. Total coverage of this portfolio including the provisions set aside for the normal portfolio which correspond to it is 44%. Following the provisions made in 2012, the real estate provisioning is effectively completed.

•	Of the total portfolio in Spain, 34% was in a doubtful situation with coverage of 42%.
•	From a management standpoint, it is important to highlight the preventative management of risk together with the high level of existing guarantees:

•	89% (EUR 29,380 million) emanates from operations that come from a non-doubtful situation and 82% have real guarantees.

•	Only the remaining 11% (EUR 3,487 million) emanates from doubtful situation operations and 84% have real guarantees.

In the rest of the countries where the Group operates the restructured/refinanced portfolio does not account in any of them, for more than 1% of the Group’s total credit risk with clients.

Management metrics5

Credit risk management uses other metrics to those already mentioned, particularly management of non-performing loans variation plus net write-offs (known in Spanish as VMG) and expected loss. Both enable risk managers to form a complete idea of the evolution and future prospects of the portfolio.

Unlike non-performing loans, the VMG refers to the total portfolio deteriorated over a period of time, regardless of the situation in which it finds itself (doubtful loans and write-offs). This makes the metric a main driver when it comes to establishing measures to manage the portfolio.

[5]	For more detail on these metrics see 5.5.5. measurement and control in this section.

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The VMG is frequently considered in relation to the average loan that generated it, giving rise to what is known as the risk premium, whose evolution can be seen below

Despite the unfavourable economic environment, the Group’s risk premium was virtually unchanged over 2011, due to the geographic distribution.

The expected loss is the estimate of the economic loss during the following year of the portfolio existing at a given moment. Its forward-looking component complements the view provided by the VMG when analysing the portfolio and its evolution.

The expected loss reflects the portfolio’s features as regards the exposure at default (EaD), the probability of default (PD) and the severity or recovery once the default of occurs (loss given default, LGD).

The table below sets out the distribution by segments in terms of EaD, PD and LGD. For example, it can be seen how the consideration of the LGD in the metrics makes the portfolios with mortgage guarantee generally produce a lower expected loss, the result of the recovery that occurs in the event of a default via the mortgaged property.

The expected loss of the exposure with clients is 1.27% (1.30% in 2011) and 0.99% for the whole of the Group’s credit exposure (1.05% in 2011), which underscores the medium-low risk profile assumed.

SEGMENTATION OF THE CREDIT RISK EXPOSURE

					Expected
Segment	EaD1, [2]	%	Average PD	Average LGD	loss
Sovereign debt	179.588	17.2%	0.10%	9.62%	0.01%
Banks and other fin. inst.	62.363	6.0%	0.35%	54.41%	0.19%
Public sector	14.853	1.4%	2.87%	7.91%	0.23%
Corporate	135.640	13.0%	0.64%	33.88%	0.22%
SMEs	162.733	15.6%	5.20%	36.70%	1.91%
Individual mortages	318.947	30.6%	2.97%	8.65%	0.26%
Consumer credit (individuals)	115.577	11.1%	6.94%	55.25%	3.83%
Credit cards (individuals)	37.209	3.6%	5.05%	68.18%	3.44%
Other assets	14.643	1.4%	4.07%	29.44%	1.20%
Memorandum item[3]	784.959	75.4%	3.71%	34.20%	1.27%

Total	1.041.553	100.0%	2.89%	34.10%	0.99%

Data at December 2012.

1.	Excludes doubtful loans.
2.	Million euros.
3.	Excludes sovereign debt, banks and other financial institutions and other assets.

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5.3. Geographic areas with the largest concentration of risk

The portfolios with the largest concentration of risk are set out below, based on the figures in “5.2.2. Performance of magnitudes in 2012.”

5.3.1. United Kingdom

5.3.1.1. General view of the portfolio

Santander UK’s loans amounted to EUR 255,519 million at the end of 2012 (32.1% of the Group’s total), with the following distribution by segments:

5.3.1.2. Mortgage portfolio

Santander UK’s mortgage portfolio at the end of 2012 was EUR 191,827 million and its evolution over the last three years is set out in the chart below:

This portfolio consists of first mortgages for buying or reforming homes, granted to new as well as existing clients. There are no operations that entail second or successive charges on mortgaged properties.

The mortgaged property must always be located within UK territory, regardless of the destiny of the financing. Mortgages can be granted for properties outside the UK, but the collateral for such mortgages must consists of a property in the UK.

Most of the mortgages are in Greater London, where housing prices are more stable even during a period of economic slowdown.

All the properties are assessed independently before each new operation is approved, in accordance with the principles established by the Group for risk management.

Mortgages that have already been granted are subject to a quarterly updating of the value of the property in guarantee, by an independent agency, using an automatic valuation system in accordance with the market’s usual practices and in compliance with prevailing legislation.

In 2012, the NPL ratio of this portfolio rose to 1.74% from 1.46% at the end of 2011, although always below the ratio for the whole of the banking sector, according to the data published by the Council of Mortgage Lenders.

This growth is due to the following reasons: fall in lending as a result of stricter credit and pricing policies implemented in previous years, lower balances of non-performing loans during 2012 and local changes to the definition of what constitutes a NPL.

As regards the reduction in NPL exits during the year, this was mainly due to implementing new collection procedures, within the framework of the regulatory initiative known as treating customers fairly, which generated an increase in administrative tasks that must be carried out when managing non-payments, which implies that clients remain in a NPL situation for a longer time.

The adoption of a more conservative focus in the definition of a non-performing loan meant an extraordinary impact of EUR 99 million, corresponding to clients with payment delays of between 30 and 90 days and which were in a process of bankruptcy in the last two years.

As for the portfolio’s profile, applying strict credit policies enabled NPL entries to remain at levels very similar to those in 2011. The maximum loan-to-value (LTV) requirement was reduced to 75% for those loans that amortized capital

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and interest and to 50% for those that amortized interest regularly and the capital on maturity. The average simple value of this metric for the whole of the portfolio was 52.2%, while the average weighted loan-to-value was 49%. The proportion of the portfolio with a loan-to-value of more than 90% remained at 12%, well below the UK market’s average of more than 17% (CACI mortgage market data).

The following charts show the LTV structure for the stock of residential mortgages and the distribution in terms of the income multiple of new loans in 2012:

1.	Loan to value: relation between the amount of the loan and the appraised value of the property.
2.	Income multiple: relation between the total original amount of the mortgage and the customer’s annual gross income declared in the loan request.

The credit risk policies explicitly forbid loans regarded as high risk (subprime mortgages) and establish demanding requirements for credit quality, both for operations and for clients. For example, in 2009 mortgages with a loan-to-value of more than 100% were banned. As of then and until 2012 less than 0.1% of new loans had a loan-to-value of more than 90%. A maximum limit was set in that year of 75% for this indicator.

There are varies types of products with different risk profiles, all of them subject to the limits inherent in the policies of a prime lender such as Santander UK. The features of some of them (in brackets the percentage of the portfolio of UK mortgages they represent):

•	Interest only loans (35.0%)*: The customer amortizes every month the interest and capital at maturity. An appropriate repayment vehicles such as a pension plan, mutual funds, etc is needed. This is a regular product in the UK market for which Santander UK applies restrictive policies in order to mitigate the risks inherent in it. For example, maximum LTV of 50%, higher cut-off in the admission score or the evolution of the payment capacity simulating the amortisation of capital and interest payments instead of just interest. New loans of this type were reduced by 60% in 2012.

•	Flexible Loans (11.4%): This type of loan contractually enables the customer to modify the monthly payments or make additional provision of funds up to a pre-established limit, as well as having disbursements from previously paid amounts above that limit.

•	Buy to Let (1.31%): Buy to let mortgages (purchase of a property to then rent it out) account for a small percentage of the total portfolio. Admission was halted between 2009 and 2012. In 2012, after the improvement in market conditions, only EUR 18 million a month was approved (around 2% of the total monthly admission) and under strict risk policies.

The following table shows the distribution by type of loan:

SANTANDER UK: DISTRIBUTION BY TYPE OF LOAN

Million euros

	December 2012		December 2011		December 2010
	Portfolio	% of total	Portfolio	% of total	Portfolio	% of total
Residential mortgages[1]	191,827	75.1%	198,789	82.1%	192,590	78.6%
First-time buyer[2]	32,838	12.9%	33,010	13.6%	34,666	14.2%
Mover[3]	75,920	29.7%	71,295	29.4%	75,110	30.7%
Remortgage[4]	83,069	32.5%	94,484	39.0%	82,814	33.8%

1.	Percentage of residential mortgages calculated on the total portfolio, while the percentage by type of borrower is on the basis of the total number of mortgages.
2.	First-time buyer: customers who buy a home for the first time.
3.	Mover: customers who change home with or without changing the bank that granted the mortgage.
4.	Remortgage: customers who transfer their mortgage from another bank.
*	Percentage calculated for interest only loans. If we include loans with some component of interest only the percentange of the portfolio increases to 46%.

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An additional indicator of the portfolio’s good performance is the small volume of foreclosed homes (EUR 157 million at the end of 2012, only 0.1% of the total mortgage exposure). Efficient management of these cases and the existence of a dynamic market for this type of property, which enables sales to take place in a short period, contributed to the good results.

5.3.1.3. SMEs and companies

As shown in the chart on the segmentation of the portfolio at the beginning of this section, lending to SMEs and companies (EUR 42,176 million) represented 18% of the total at Santander UK.

SMEs: This segment includes those small firms which, from the risk management standpoint, are in the standardised model. Specifically, those belonging to the business lines of small business banking and regional business centres. Total lending at the end of 2012 amounted to EUR 4,248 million, with a NPL ratio of 7.1% (7.4% at the start of the year).

Companies: This includes those under individualised risk management (i.e. have a risk analyst assigned). Also included are portfolios considered as not strategic (legacy and non-core). Lending at the end of 2012 amounted to EUR 23,389 million, with a NPL ratio of 5.8% (6.2% at the beginning of the year).

SGBM: This includes companies under the risk management model of Global Wholesale Banking. Lending was EUR 4,865 million at the end of 2012 and there were virtually no NPLs.

Social housing: This includes lending to companies that build, sell and rent social housing. This segment is supported by local governments and the central government and has no NPLs. Lending stood at EUR 9,674 million at the end of 2012.

In line with the objective of becoming the reference bank for SMEs and companies, the most representative portfolios of this segment grew by around 18% in 2012 (excluding legacy and non-core portfolios).

5.3.2. Spain

5.3.2.1. General view of the portfolio

The total credit risk (including guarantees and documentary credits) of Santander’s businesses in Spain amounted to EUR 249,477 million at the end of 2012 (31% of the Group’s total), with an adequate level of diversification, by both product and customer segment.

Lending declined as a result of the fall in demand for credit, the economic situation and, as regards real estate balances, the active policy of reducing these exposures.

CREDIT RISK DISTRIBUTION, SPAIN

Million euros

	2012	2011	2010	cha. 12/11	cha. 11/10
Total credit risk*	249,477	271,180	283,424	(8%)	(4%)

Home mortgages	55,423	58,535	61,387	(5%)	(5%)
Rest of loans to individuals	24,645	24,963	28,377	(1%)	(12%)
Companies without real estate purpose**	139,851	151,157	152,900	(7%)	(1%)
Real estate purpose	15,867	23,442	27,334	(32%)	(14%)
Public administrations	13,692	13,083	13,426	5%	(3%)

*	Including guarantees and documentary credits.
**	Including financing for public sector suppliers (4bn).

The NPL ratio for the total portfolio increased during the year, as a result of the deterioration of the real estate portfolio, to 6.74%, 384 b.p. below the ratio for the whole of the banking system. The differential with the banking system widened in 2012, reflecting Santander’s hallmark criterion of prudence in risk management.

Excluding the portfolio with real estate purpose, the NPL ratio was 4.0% (+65 b.p.) and mainly due to the reduction in lending.

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A significant effort was made in 2012 in provisions, which produced a notable rise in coverage levels. At the end of 2012, provisions covered 70.6% of doubtful loan balances, up from 45,5% at the end of 2011. This effort was particularly intense in the real estate portfolio, as shown below, and covers all the requirements of the Royal Decree Laws 2/2010 and 18/2010 on coverage of problematic real estate loans.

Below are the main portfolios.

5.3.2.2. Home mortgages

Lending to households to buy a home by the main businesses in Spain amounted to EUR 55,997 million at the end of 2012 (22.4% of total credit), of which 98.9% had mortgage guarantee.

LENDING TO HOUSEHOLDS TO ACQUIRE HOMES

Million euros

	2012	2011	2010
Gross amount	55,997	59,453	61,936
Without mortgage guarantee	574	918	549
With mortgage guarantee	55,423	58,535	61,387
of which doubtful	1,425	1,607	1,388
Without mortgage guarantee	8	28	30
With mortgage guarantee	1,417	1,579	1,358

The NPL ratio of the portfolio with mortgage guarantee was slightly lower than in 2011 and ended 2012 at 2.6%, well below that for the rest of businesses in Spain.

The portfolio of mortgages for homes in Spain kept its medium-low profile and with limited expectations of a further deterioration:

•	All mortgages pay principle right from the start.

•	Early amortization is usual and so the average life of the operation is well below that in the contract.

•	The borrower responds with all his assets and not just the home.

•	High quality of collateral concentrated almost exclusively in financing the first home.

•	89% of the portfolio has a loan-to-value of less than 80% (total risk/latest available value of the home).

•	Average affordability rate of close to 29%.

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RANGES OF TOTAL LTV

Million euros

	2012	2011
Gross amount with mortgage guarantee	55,423	58,535
LTV < 40%	12,774	13,020
LTV between 40% y 60%	16,443	16,503
LTV between 60% y 80%	19,915	21,940
LTV between 80% y 100%	5,702	6,474
LTV > 100%	589	597
of which doubtful	1,417	1,579
LTV < 40%	155	177
LTV between 40% y 60%	198	271
LTV between 60% y 80%	359	598
LTV between 80% y 100%	547	425
LTV > 100%	158	107

Note: Affordability rates for Santander’s and Banesto’s retail networks.

Loan-to-value: Percentage total risk/amount of the latest value appraisal. With management criteria, the average LTV of the portfolio of residential mortgages is 56.6%.

Affordability rate: relation between the annual quotas and the customer’s net income.

Despite the economic situation and the gradual deterioration over the last few years, the loan admission measures produced a good evolution of vintages. For example, for the years 2008-2012 in the Santander branch network in Spain, the maturity of mortgage vintages was as follows:

Note: mortgage vintages of the Santander Branch Network in Spain.

Grupo Santander in Spain offered as of August 1, 2011 a three-year moratorium on capital to alleviate the situation of clients, including the self-employed, for those presenting objective causes of economic problems, such as being unemployed or having suffered a fall in income of more than 25%, and thus facing temporary difficulties in paying the mortgage on their usual home. Customers who take advantage of this measure have the possibility of extending the maturity of their loan in order to compensate for the grace period, but without changing the loan’s financial conditions either during the grace period or at the end of it.

This measure served to mitigate the social impact of the economic crisis, while preserving the good culture of payment, one of the elements that distinguishes the Spanish mortgage market. At the end of 2012, more than 21,000 clients had taken advantage of this measure.

5.3.2.3. Portfolio of companies without real estate purpose

Lending to companies without a real estate purpose by Santander’s businesses in Spain amounted to EUR 139,851 million at the end of 2012.

More than 90% of the lending in this segment was to clients under individualised management who, for reasons of the risk assumed, have a risk analyst assigned who continuously monitors the client during all phases of the risk cycle.

The portfolio is well diversified, with more than 250,000 active clients and no significant concentrations by sector.

The NPL ratio of this portfolio remained at levels lower than the total of businesses in Spain and at the end of 2012 was 4.4%.

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5.3.2.4. Portfolio with real estate purpose

The exposure net of provisions dropped by EUR 12,383 million in 2012 to EUR 12,509 million and represented 1.7% of the Group’s total credit portfolio. This decline was due to the effort made to reduce the portfolio with real estate purpose and to the increase in coverage provisions.

EXPOSURE OF REAL ESTATE PURPOSE PORTFOLIO

Million de euros

	2012			2011
	Gross	%	Net	Gross	%	Net
	balance	Coverage	balance	balance	Coverage	balance
1. Loans	15,867	44%	8,835	23,442	12%	20,618
a. Normal	6,142	39%	3,722	12,804	0%	12,804
b. Sub-standard	2,149	39%	1,316	3,916	16%	3,303
c. Doubtful	7,576	50%	3,797	6,722	33%	4,511
2. Foreclosed	7,838	53%	3,674	8,552	50%	4,274

Total real estate loans (1+2)	23,705	47%	12,509	31,994	-12,383 22%	24,892

As for the reduction of the portfolio, at the end of 2012 the gross exposure with real estate purpose in Spain was EUR 23,705 million, of which EUR 15,867 million were loans and EUR 7,838 million foreclosures. This was a decline of EUR 8,289 million (EUR 714 million foreclosures and EUR 7,575 million loans) over 2011 (-25.9%) and 44.2% since the onset of the crisis in 2008.

The Group assigned dedicated teams to reduce the real estate risk, which resulted in 33,500 operations, double the number in 2011. Of this number, 31,000 were homes and 2,500 other properties. A total of 17,500 foreclosed homes were sold and 16,000 sales of financed real estate developers.

As a result of this, 2012 was the first year when there was a fall in foreclosures, as seen in the chart below:

As regards coverage, the Group set aside EUR 6,140 million of provisions for real estate loans in Spain, more than that required by the Spanish government’s two real decree laws. Following provisions made in 2012, the real estate provisioning is effectively completed. Coverage of the real estate exposure in Spain was 47%, up from 22% at the end of 2011.

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Coverage increased in all tranches including in portfolios in normal and sub-standard situation, which significantly lifted their levels of provisions.

Coverage by the type of real estate that guarantees the

loans (regardless of their classification by credit quality

as doubtful, sub-standard or normal) or by foreclosed

properties is as follows:

EXPOSURE AND COVERAGE

Million euros

	Real estate loans		Foreclosed properties		Total
	Exposure	Coverage	Exposure	Coverage	Exposure	Coverage
Total	15,867	44%	7,838	53%	23,705	47%

Finished buildings	7,025	21%	2,440	39%	9,465	25%
Developers	1,494	42%	668	50%	2,162	45%
Land	5,126	60%	4,730	61%	9,856	60%
Rest of guarantees	2,222	86%			2,222	86%

5.3.3. Brazil

Brazil’s lending rose 9.58 % in 2012 (excluding the exchange rate impact) to EUR 89,142 million (11% of the Group’s total lending). This growth was aligned with the expansion of the Brazilian economy.

The portfolio is diversified by customers and has a big volume of retail operations: 56.1% to individuals, consumer finance and SMEs.

*	Santander Financiamentos: units specialised in consumer finance (mainly auto finance).

Lending to individuals grew 11%. The segment that grew the most was mortgages, though its share of the portfolio remains low (5% of the total).

Lending by Santander Financiamentos, specialised in consumer finance, mainly auto finance, fell 3%, in line with the trend in these portfolios in the banking system. Loans to SMEs and large companies rose 13%.

LENDING: SEGMENTATION

Million euros. Constant exchange rate. December 2012

	2012	2011	2010	12/11	11/10
Individuals	26,187	23,514	18,890	11%	24%
Mortgages	4,651	3,755	2,504	24%	50%
Consumer	14,395	13,344	11,142	8%	20%
Cards	5,983	5,232	3,980	14%	31%
Others	1,159	1,184	1,264	(2%)	(6%)
Santander Financiamentos	11,208	11,518	10,036	(3%)	15%
SMEs and large companies	49,599	44,023	38,814	13%	13%
SMEs	13,829	11,489	9,064	20%	27%
Companies	12,647	12,115	9,893	4%	22%
Corporate	23,123	20,419	19,857	13%	3%

The NPL ratio was 6.86% at the end of 2012, up from 5.38% a year earlier, against a backdrop of a slowdown in the Brazilian economy which produced a rise in NPLs throughout the banking system.

Coverage was 90.2% (95% in 2011).

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5.4. Other credit risk optics

5.4.1. Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with clients, mainly with credit institutions. This is developed through financing products in the money market with different financial institutions, as well as derivatives to provide service to the Group’s clients.

Risk is controlled through an integrated system and in real time, enabling us to know at any moment the exposure limit available with any counterparty, in any product and maturity and in all of the Group’s units.

Risk is measured by its prevailing market as well as potential value (value of risk positions taking into account the future variation of underlying market factors in contracts). The equivalent credit risk (ECR) is the net replacement value plus the maximum potential value of these contracts in the future. The capital at risk or unexpected loss is also calculated (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recovery).

Exposure in derivatives

The total exposure to credit risk from activities in the financial markets amounted to EUR 52,184 million and is concentrated in high quality counterparties (76.6% of the risk with counterparties has a rating equal to or more than A-).

OTC DERIVATIVES DISTRIBUTION BY EQUIVALENT CREDIT RISK AND MARKET VALUE INCLUDING THE MITIGATION IMPACT*

Million euros

	End 2012		End 2011		End 2010
	Gross Exposure	Gross MtM	Gross Exposure	Gross MtM	Gross Exposure	Gross MtM
CDS Protection Acquired	699	610	2,269	2,316	1,324	1,144
CDS protection sold	478	467	231	228	131	622

Total credit derivatives	1,177	1,077	2,500	2,544	1,455	1,766

Equity forwards	616	339	437	147	369	(146)
Equity options	2,582	1,203	2,635	1,516	3,028	1,834
Equity spot	0	0	0	4	1	21
Equity swaps	1,347	176	914	385	677	237

Total equity derivatives	4,544	1,719	3,986	2,053	4,076	1,947

Fixed-income forwards	143	5	59	0	121	30
Fixed-income spot	0	0	0	0	1	0

Total fixed income derivatives	143	5	136	0	135	31

Forward and spot rates	4,409	1,235	6,340	1,648	5,271	1,812
Exchange-rate options	1,744	662	2,058	604	1,319	466
Other exchange rate derivatives	6	1	5	0	13	2
Exchange-rate swaps	27,230	9,422	28,837	10,599	24,957	10,545

Total exchange rate derivatives	33,389	11,321	37,241	12,851	31,560	12,825

Asset Swaps	928	870	904	850	342	692
Call Money Swaps	1,141	673	1,544	573	951	324
Interest rate structures	2,487	2,137	2,364	1,866	2,029	1,709
Forward interest rates—FRAs	104	40	174	69	17	16
IRS	117,127	89,278	106,414	72,048	52,810	46,731
Other interest-rate derivatives	5,827	4,415	5,471	3,608	3,174	3,069

Total interest-rate derivatives	127,614	97,412	116,871	79,014	59,324	52,540

Commodities	459	286	877	402	580	313

Total commodity derivatives	459	286	877	402	580	313

Total gross derivatives	167,326	111,821	161,611	96,864	97,131	69,422
Total net derivatives (without collateral)**	62,738	6,922	64,866	7,381	53,766	3,002
Collateral	(10,555)	—	(11,508)	—	(6,873)	—

Total net	52,184	6,922	53,358	7,381	46,893	3,002

*	Opening of the exposure by products in gross risk as it is methodologically not possible to separate out net risk by product.
**	Market value used to include the effects of mitigant agreements to calculate the exposure by counterparty risk.

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NOTIONAL OTC DERIVATIVE PRODUCTS BY MATURITY*

Millones de euros

	Until 1 year	1-5 years	5-10 years	Over 10 years	Total
CDS protection acquired	27	324	92	278	699
CDS protection sold	77	354	25	1	478

Total credit derivatives	104	678	117	279	1,177

Equity forwards	408	208	0	0	616
Equity options	978	1,361	176	67	2,582
Equity spot	0	0	0	0	0
Equity swaps	1,156	190	0	0	1,347

Total equity derivatives	2,542	1,759	176	67	4,545

Fixed-income forwards	133	10	0	0	143
Fixed-income spot	0	0	0	0	0

Total fixed income derivatives	133	10	0	0	143

Forward and spot rates	3,590	793	26	0	4,409
Exchange-rate options	1,344	400	0	0	1,744
Other exchange rate derivatives	6	1	0	0	6
Exchange-rate swaps	7,521	12,139	5,082	2,487	27,230

Total exchange rate derivatives	12,461	13,333	5,108	2,487	33,389

Asset Swaps	18	119	204	588	928
Call Money Swaps	545	504	44	49	1,141
Interest rate structures	19	63	53	2,352	2,487
Forward interest rates—FRAs	103	1	0	0	104
IRS	4,384	27,151	34,586	51,006	117,127
Other interest-rate derivatives	270	1,103	3,002	1,452	5,827

Total interest-rate derivatives	5,339	28,940	37,888	55,447	127,614

Commodities	85	373	0	0	459

Total commodity derivatives	85	373	0	0	459

Total gross derivatives	20,664	45,093	43,290	58,280	167,326	**

Collateral	(10,555)	—	—	—	—

*	Opening of the exposure by products in gross risk as it is methodologically not possible to separate out net risk by product.
**	After mitigants are applied (netting and colateral), total net risk is EUR 52,184 million.

Around 50% of the exposure with derivatives is with banks with whom we operate almost entirely under netting and collateral agreements. The rest of operations with customers who are not financial institutions are, in general, operations whose purpose is hedging. Occasionally, operations are conducted for purposes other than hedging, always with specialised clients.

DISTRIBUTION OF RISK IN OTC DERIVATIVES BY RATING OF COUNTERPARTY

RATING	%
AAA	7.71%
AA	3.95%
A	64.91%
BBB	20.14%
BB	2.95%
B	0.30%
Other	0.05%

The distribution of risk in derivatives by type of counterparty was 48.4% with banks, 26.4% with large companies and 9.2% with SMEs.

As regards the geographic distribution of risk, 16.5% is with Spanish counterparties, 20% with UK counterparties (mainly Santander UK’s operations), 31% the rest of Europe, 10% the US and 7% Latin America.

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OTC derivatives, organised markets and clearing houses

The Group’s policies seek to anticipate wherever possible the implementation of measures resulting from new regulations regarding operations of OTC derivatives, both if settled by clearing house or if remaining bilateral. Since 2011, there has been a gradual standardisation of OTC operations in order to conduct clearing and settlement via houses of all new trading operations required by the new rules, as well as foster internal use of the electronic execution systems.

As regards the operations of organised markets, credit risk is not considered as incurred as this risk is eliminated by the organised markets acting as counterparty in the operations, given that they have mechanisms that enable them to protect their financial position via systems of deposits and improved guarantees and processes that ensure the liquidity and transparency of transactions. The following table show the relative share in total derivatives of new operations settled by clearing house at the end of 2012 and the significant evolution of operations settled by clearing house since 2011.

RISK DISTRIBUTION WITH OTC DERIVATIVES ON THE BASIS OF MARKET TRADING AND TYPE OF DERIVATIVE

Nominal in million euros

	Bilateral		CCP*
	Nominal	%	Nominal	%	Total
Credit derivatives	95,030	100%	—	0%	95,030
Equity derivatives	72,141	100%	138	0%	72,279
Fixed-income derivatives	6,530	99%	33	1%	6,563
Exchange rate derivatives	586,232	100%	988	0%	587,220
Interest rate derivatives	2,164,197	76%	669,750	24%	2,833,947
Commodities derivatives	1,871	100%	—	0%	1,871

Total	2,926,002	81%	670,908	19%	3,596,610

*	Central Counterparties.

RISK DISTRIBUTION ON THE BASIS OF SETTLEMENT IN CCPS AND BY TYPE OF DERIVATIVE AND EVOLUTION

Gross exposure. Million euros

	2012	2011	2010
Equity derivatives	4	2	61
Exchange rate derivatives	11	13	12
Interest rate derivatives	17,711	12,770	23

Total	17,726	12,785	96

The Group actively manages operations not settled by clearing house and seeks to optimise their volume, given the requirements of spreads and capital that the new regulations impose on them.

In general, the operations with financial institutions are done under netting and collateral agreements, and a continued effort is being made to ensure that the rest of operations are covered under this type of agreement.

RISK DISTRIBUTION ON THE BASIS OF THE COLLATERAL TYPE BY OTCS NOT SETTLED IN CCPS

Million euros

	Gross exposure	MtM
With collateral	103,016	(1,810)
Without collateral	46,584	13,344

In general, the collateral contracts that the Group signs are bilateral. There are some exceptions mainly with multilateral entities and securitisation funds.

Activity in credit derivatives

Grupo Santander uses credit derivatives to cover loans, customer business in financial markets and within trading operations. The volume of this activity is small compared to that of our peers and, moreover, is subject to a solid environment of internal controls and minimising operational risk.

The risk of these activities is controlled via a broad series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by individual name. geographic area, sector and liquidity.

In notional terms, the CDS position incorporates EUR 47,105 million of acquired protection and EUR 42,529 million of sold protection.

At 31 December 2012, for the Group’s trading activity, the sensitivity of lending to increases in spreads of one basis point was minus EUR 0.3 million, similar to 2011, and the average VaR during the year was EUR 2.9 million, significantly lower than in 2011 (average VaR of EUR 10.6 million).

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5.4.2. Concentration risk

Control of concentration risk is a vital part of management. The Group continuously tracks the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors, products and groups of clients.

The board’s risk committee establishes the policies and reviews the appropriate exposure limits for appropriate management of the degree of concentration of credit risk portfolios6.

The Group is subject to the Bank of Spain regulation on large risks. In accordance with Circular 3/2008 (on determining and control of minimum equity) and subsequent changes, the value of all the risks that a credit institution contracts with the same person, entity or economic group, including that in the part which is non-consolidatable, cannot exceed 25% of its equity. The risks maintained with the same person, whether an individual or a company or an economic group, are considered large risks when their values exceeds 10% of the equity of the credit institution. The exception from this treatment are exposures to OECD governments and central banks.

At 31 December 2012, there were several financial groups initially exceeded 10% of shareholders’ funds: three EU financial institutions, two US financial entities, an oil company and a EU central counterparty entity. After applying risk mitigation techniques and the rules for large risks, all of them were below 5.5% of eligible equity.

At 31 December 2012, the 20 largest economic and financial groups, excluding AAA governments and sovereign securities denominated in local currency, represented 5.0% of the outstanding credit risk of the Group’s clients (lending plus guarantees), the same level as in 2011. The distribution of the portfolio of companies by sectors is adequately diversified.

The Group has no exposure with any international financial institution which is more than 5% of equity. A EU bank has the largest exposure. The Top 10 of IFIs account for EUR 15,713 million.

The Group’s risks division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitisation to optimise the risk-return relation of the whole portfolio.

5.4.3. Country risk

Country risk is a credit risk component in all cross-border credit operations for circumstances different to the usual commercial risk. Its main elements are sovereign risk, the risk of transfer and other risks which could affect international financial activity (wars, natural disasters, balance of payments crisis, etc).

The exposure susceptible to country-risk provisions at the end of 2012 was EUR 342 million. At the end of 2011, the total country risk in need of provisions was EUR 380 million. Total provisions in 2012 stood at EUR 45 million compared with EUR 55 million in 2011. Of note in 2012 was that three countries improved their classification according to Bank of Spain criteria: Uruguay and Colombia (from Group 4 to Group 3, with provisions passing from 22.8% to 10.1%) and Peru (from Group 3 to Group 2, with provisions no longer needed).

The exposure is moderate and has been on a downward path in recent years. The only exception was in 2008 when there was a significant increase due to the incorporation of transactions with Brazilian clients resulting from the purchase of ABN/Banco Real. This increase was reduced in 2009, with the reclassification of Brazil to Group 2.

The principles of country risk management continued to follow criteria of maximum prudence; country risk is assumed very selectively in operations that are clearly profitable for the bank and which enhance the global relation with customers.

[6]	For more detail, see “Supplementary quantitative metrics of risk appetite of concentration” in Section 2, “Corporate management principles, control and risk appetite”.

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5.4.4. Sovereign risk

As a general criterion, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or the Republic (portfolio of public debt) and that arising from operations with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

This criterion, historically used by Grupo Santander, is different from that of the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include risk with central banks, the exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, it includes public administrations in general and not only the central government.

In general the exposure to sovereign risk mainly emanates from the obligations to which our subsidiary banks are subject regarding the establishment of certain deposits in central banks as well as fixed-income portfolios maintained as part of the risk management strategy for structural interest. Most of these exposures are in local currencies and are financed with deposits captured locally, also in local currencies. The exposures in the local sovereign but in currencies different to the official one of the country of issuance is not very significant (EUR 4,872 million, 2.8% of the total sovereign risk), and less so the exposure in non-local sovereign issuers, which means cross-border risk7 (EUR 2,907 million, 1.7% of the total sovereign risk).

The investment strategy for sovereign risk also takes into account the credit quality of each country when setting the maximum exposure limits. The following table shows the percentage of exposure by rating levels8.

EXPOSURE BY LEVEL OF RATING

%

	2012	2011	2010
AAA	34%	29%	61%
AA	3%	26%	0%
A	29%	6%	3%
BBB	31%	38%	34%
Under BBB	4%	1%	2%

As expected, the distribution of sovereign risk by level of rating was affected by many rating revisions of sovereign issuers in the last few years, mainly Spain, Portugal, the US and Chile.

The exposure at the end of each of the last three years is show below, in millions of euros in terms of equivalent credit risk, ERC9 (net value of replacement plus the maximum potential value, including mitigants).

	Liquidity	Risk by portfolio			Rest of sovereign risk
	Deposits	Trading	Portfolio		Derivatives		Contingent
	in central	portfolio	available	Total risk	lending	Loan	risk and	Total
31 Dec 2012	banks	bonds	for sale	portfolio	(direct risk)	investment	others	other
Spain	1,407	4,596	29,814	34,410	348	4,380	1,311	6,038
Portugal	1,041	0	2,105	2,105	0	0	480	480
Italy	0	95	185	280	0	0	216	216
Greece	0	0	0	0	0	0	0	0
Ireland	0	0	0	0	39	0	0	39
Rest of euro zone	766	2,010	1,014	3,024	2,349	3	2,021	4,373
UK	34,053	(2,628)	4,419	1,792	12	0	3,969	3,981
Poland	728	669	2,898	3,566	17	0	(11)	6
Rest of Europe	189	580	3	583	2	0	258	260
US	6,148	(161)	5,931	5,770	0	0	403	403
Brazil	13,050	8,356	11,745	20,102	29	124	7,743	7,896
Mexico	1,828	5,787	2,810	8,597	28	0	778	806
Chile	1,483	484	871	1,356	0	74	1	75
Rest of Latam	2,107	199	916	1,114	0	245	17	263
Rest of world	0	1,177	645	1,821	0	1	282	283

Million euros.

[7]	Countries classified as low risk by the Bank of Spain (Group 1, according to the terminology) are not considered.
[8]	Internal ratings used.
[9]	The extraordinary liquidity deposited in the Bank of Spain after ECB long term liquidity auctions (3 years) are not included.

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	Liquidity	Risk by portfolio			Rest of sovereign risk
	Deposits	Trading	Portfolio		Derivatives		Contingent
	in central	portfolio	available	Total risk	lending	Loan	risk and
31 Dec 2011	banks	bonds	for sale	portfolio	(direct risk)	investment	others	Total other
Spain	1,574	5,814	31,362	37,176	267	200	1,588	2,055
Portugal	1,150	590	1,771	2,360	0	0	249	249
Italy	0	179	208	387	0	0	176	176
Greece	0	0	84	84	0	0	0	0
Ireland	0	0	0	0	32	0	0	32
Rest of euro zone	0	1,374	345	1,720	2,137	22	2,042	4,201
UK	21,499	6,889	0	6,889	633	0	1,219	1,852
Poland	0	1,136	2,449	3,585	0	0	0	0
Rest of Europe	260	1,354	3	1,357	1	1	219	220
US	10,755	(218)	3,522	3,304	0	0	531	531
Brazil	18,943	7,567	12,589	20,156	164	86	8,479	8,729
Mexico	1,740	7,125	3,463	10,588	24	251	483	758
Chile	3,713	(249)	1,942	1,693	0	61	2	62
Rest of Latam	1,355	130	1,341	1,470	0	89	614	703
Rest of world	0	837	516	1,353	0	4	416	421

Million euros.

	Liquidity	Risk by portfolio			Rest of sovereign risk
	Deposits	Trading	Portfolio		Derivatives		Contingent
	in central	portfolio	available	Total risk	lending	Loan	risk and
31 Dec 2010	banks	bonds	for sale	portfolio	(direct risk)	investment	others	Total other
Spain	5,495	3,035	26,262	29,315	218	221	2,415	2,853
Portugal	500	359	2,731	3,089	0	400	301	701
Italy	0	361	0	361	0	0	206	206
Greece	0	251	0	251	0	0	0	0
Ireland	0	18	0	18	395	0	0	395
Rest of euro zone	0	(2,118)	0	(2,118)	2,914	0	3,286	6,200
UK	23,800	2,833	0	2,833	6,595	0	15,198	21,794
Poland	0	0	1	1	0	0	0	0
Rest of Europe	0	3,352	120	3,472	0	2	12	14
US	7,719	73	423	496	72	0	773	845
Brazil	19,026	2,833	19,823	22,656	0	102	6,451	6,553
Mexico	1,898	4,300	4,444	8,744	8	0	113	121
Chile	2,640	480	1,541	2,021	0	86	4	89
Rest of Latam	1,497	144	1,338	1,481	1	13	418	432
Rest of world	0	0	1,078	1,079	424	0	316	741

Million euros.

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In general, the total exposure to sovereign risk remained relatively stable in the last few years, with a slight downward trend, which seems reasonable if we bear in mind the strategic factors behind it, which have been commented on.

As regards the exposure in Spain (sovereign of the country of origin of the Group), compared with our peers it is not high in terms of total assets or equity. However, in 2012 the exposure in Spanish public fixed income was reduced, both in the trading portfolio (-21%) as well as in the portfolio available for sale, where the exposure to Spain sovereign risk declined by 5%, despite the rise in the first quarter.

Total exposure to Spanish sovereign risk at the end of 2012 was EUR 41,855 million (EUR 40,805 million in 2011). Santander included in 2012 the contribution to the Fund for Paying Suppliers (EUR 3,943 million), which was offset by the reduction during the year of the exposure to sovereign bonds.

According to the criteria of the European Banking Authority, the evolution is similar. The total exposure remained stable (EUR 45,586 million, compared to EUR 45,695 million at the end of 2011), with the same dynamics as commented on.

The sovereign exposure in Latin America is almost all in local currency, recorded in local books, and with a concentration in short maturities of lower interest rate risk and greater liquidity.

5.4.5. Environmental risk

Analysis of the environmental risk of credit operations is one of the main aspects of the strategic plan of corporate social responsibility. It revolves around the following two large points:

•	Equator principles: this is an initiative of the World Bank’s International Financial Corporation. It is an international standard for analysing the social and environmental impact of project finance operations. The assumption of these principles represents a commitment to assess the operation, taking into account the social and environmental risks, and to only finance those projects that can accredit adequate management of the social and environmental impacts. The methodology used is set out below:

•	For operations with an amount equal to or more than $10 million, an initial questionnaire is filled out, of a generic nature, designed to establish the project’s risk in the socio-environmental sphere (according to categories A, B and C, from greater to lower risk, respectively) and the operation’s degree of compliance with the Equator Principles.

•	For those projects classified within the categories of greater risk (categories A and B and non-high income OECD), a more detailed questionnaire has to be filled out, adapted according to the sector of activity.

•	According to the category and location of the projects, a social and environmental audit is carried out (by independent external auditors). Specific questionnaires have been developed for those sectors where the bank is most active. The bank also gives training courses in social and environmental matters to risk teams as well as to those responsible for business.

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In 2012, 22 projects were analysed under the Equator principles for a total amount of EUR 9,280 million.

•	VIDA tool: used since 2004, its main purpose is to assess the environmental risk of corporate clients, both current and potential, through a system that classifies in seven categories each of the companies on the basis of the environmental risk contracted. In 2012, 37,020 clients were assessed by this tool in Spain (total risk of EUR 55,559 million).

VL: very low; L: low; M: medium and H: high.

VIDA companies assessed in the retail banking network in Spain.

Low or very low environmental risk accounts for 89% of total risk. In 2012, there was a sharp fall in average environmental risk (50% less than in 2011).

5.5 Credit risk cycle

The process of credit risk management consists of identifying, analysing, controlling and deciding on the risks incurred by the Group’s operations. The business areas, senior management and the risk areas are all involved.

The board and the executive committee participate in the process, as well as the risk committee, which sets the risk policies and procedures, the limits and delegation of powers, and approves and supervises the framework of the risk function.

The risk cycle has three phases: pre-sale, sale and after-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and pre-sale planning.

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5.5.1. Study of risk and credit rating process

Risk study consists of analysing a customer’s capacity to meet his contractual commitments with the bank. This entails analysing the customer’s credit quality, risk operations, solvency and profitability to be obtained on the basis of the risk assumed.

With this objective, the Group has used since 1993 models for assigning solvency ratings. These mechanisms are used in all individualised management segments, both wholesale (sovereign, financial institutions and corporate banking), as well as the rest of companies and institutions in this category.

The rating is the result of a quantitative model based on balance sheet ratios or macroeconomic variables, which is supplemented by the expert advice of the analyst.

The ratings given to customers are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The regularity of the reviews increases in the case of customers who reach certain levels in the automatic warning systems and in those classified as special watch. The rating tools are also revised in order to adjust the accuracy of the rating granted.

While ratings are used for companies under individualised management, scoring techniques are used for the standardised segment, which automatically assign a score to operations, as set out in the section “decisions on operations.”

5.5.2. Planning and setting limits

The purpose of this phase is to limit efficiently and comprehensively the risk levels assumed by the Group.

The credit risk planning process serves to set the budgets and limits at portfolio or customer level on the basis of the segment.

In the sphere of standardised risk, the planning and setting of limits is done through credit management programmes (CMPs), a document reached by consensus between the business and risk areas and approved by the risk committee or committees delegated by it. The CMPs set out the expected results of business in terms of risk and return, as well as the limits to which activity is subject and management of the associated risks.

The most basic level in the individualised management sphere is the customer and when certain features are present—generally of relative importance – an individual limit (pre-classification) is set.

A pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a client or group can assume in terms of amount of maturity. A more streamlined version is used for those companies who meet certain requirements (high knowledge, rating, etc).

Analysis of scenarios

An important part of planning is to consider the volatility of macroeconomic variables that help to support the budgetary process,

The Group conducts simulations of its portfolio using various adverse scenarios and stress tests to assess the Group’s solvency in the face of certain situations in the future.

These simulations cover all the Group’s most relevant portfolios and are done systematically using a corporate methodology which:

•	Determines the sensitivity of risk factors (PD, LGD) to certain macroeconomic variables.

•	Defines reference scenarios (at the global level as well as for each of the Group’s units).

•	Identifies rupture scenarios (levels as of which the sensitivity of risk factors to macroeconomic variables is more accentuated) and the distance of these scenarios from the current situation and the reference scenarios.

•	Estimates the expected loss of each scenario and the evolution of the risk profile of each portfolio in the face of movements in certain macroeconomic variables.

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The simulation models use the data of a complete economic cycle to measure the performance of risk factors in the face of changes in macroeconomic variables.

The scenarios take into account the vision of each unit as well as the global vision. The macroeconomic variables in these scenarios include:

•	The unemployment rate

•	Property prices

•	GDP

•	Interest rates

•	Inflation

The analysis of scenarios enables senior management to better understand the foreseeable evolution of the portfolio in the face of market conditions and changing situations, and it is a key tool for assessing the sufficiency of the provisions established for stress scenarios.

Definition of suppositions and scenarios (baseline/acid)

The projections of the risk and loss parameters, usually with a time frame of three years are executed under different economic scenarios.

The scenarios defined are supported in different levels of stress, from the central (baseline) one or the most likely to the most acid scenarios which although are unlikely are possible.

These scenarios are set by the Group’s research department in coordination with the research service of each unit and use as their reference the figures published by the main international institutions.

A global acid (stress) scenario is always defined which describes a world crisis situation and the way in which it would affect each of the countries where Grupo Santander operates. A local stress scenario is also defined which would only affect some of the Group’s main units and with a greater degree of stress than the global stress one.

In the capital coordination committee, senior management studies the situation, proposes the changes and formally approves the set of definitive scenarios to be used in the Group’s stress test.

Stress test uses and integration in the management of scenario analysis

Analysis of scenarios is a useful tool throughout the credit risk cycle. Grupo Santander has different uses for the stress test and analysis of scenarios:

•	Internal uses, for example to do with risk appetite and the drawing up of risk and business plans and budgets. It integrates the corporate stress test methodology into the management of the Group’s different areas and informs senior management of the results from the following angles:

•	Impact on the income statement and on capital.

•	Evolution envisaged for the next three years of the cost of credit with the strategy of business planned.

•	Sufficiency of funds and provisions.

•	Measures the level of sensitivity of each portfolio to the economic environment.

•	Diversification of the portfolio in acid scenarios.

•	Contrast with other estimates made locally.

•	External uses, such as, for example, the European Banking Authority’s stress tests, annual ICCAP, bottom up and top down stress tests of the Spanish system, etc. With these uses, an external agent or regulatory would request the results of the stress test after execution of the Group’s corporate methodology. In other cases, details of the performance of the portfolio can be requested so that the risk parameters can be exercised under defined scenarios.

Results obtained and impact on capital

The various stress test exercises, from both an internal and external standpoint, underlined the strength and validity of Grupo Santander’s business model, as can be seen in the results published by the Bank of Spain of the bottom up test conducted in September 2012 led by Oliver Wyman.

The analyses conducted, in both baseline and acid scenarios, for the whole Group and for each of its units, with a time frame of three years, shows the strength of the balance sheet to different market and macroeconomic situations.

As well as these results, after the latest updating of risk appetite10 presented to the board, it was concluded that Grupo Santander would maintain positive results and solvency even in the most adverse scenarios, with conservative assumptions.

[10]	More details on risk appetite in section 2 of this report.

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5.5.3. Decisions on operations

The sales phase comprises decision-taking, giving support to the business units that need analysis and approval of risks in order to be able to conduct an operation.

The decision-taking process involves analysing and resolving operations. Approval by the risks areas is a prior requirement before contracting any risk operation. This process must take into account the policies defined for approving operations and take into consideration both the risk appetite as well as those elements of the operation that are relevant in the search for the right balance between risk and profitability.

In the sphere of clients under standardized management, the administration of large volumes of credit operations with the use of automatic decision models is facilitated, which classifies the client/operation binomial. Investment is classified into homogeneous risk groups, on the basis of the information on the features of the operation and of its owner. These models are used in banking with individuals, businesses and standardised SMEs.

As already indicated, the prior phase of setting limits can follow two different paths, giving rise to different types of decision in the sphere of clients under individualised management:

•	Automatic and verifying if there is capacity for the proposed operation (in amount, product, maturity and other conditions) within the limits authorised under the framework of pre-classification. This process is generally applied to corporate pre-classifications.

•	Always requiring the authorisation of the analyst although the operation meets the amount, maturity and other conditions set in the pre-classified limit. This process applies to the pre-classification of companies under individualised management of retail banking.

Credit risk mitigation techniques

Although they are relevant in all phases of the credit risk cycle, mitigation techniques play a particularly important role in taking decisions on operations.

Grupo Santander applies various forms of credit risk reduction on the basis, among other factors, of the type of client and product. As we will later see, some are inherent in specific operations (for example, real estate guarantees) while others apply to a series of operations (for example, netting and collateral).

The various mitigation techniques can be grouped into the following categories:

Settlement of positions

The concept of netting is the possibility of settling operations of the same type, under the umbrella of a framework agreement such as ISDA or similar.

It consists of settling the positive and negative market values of derivative transactions that we have with a certain counterparty, so that in the event of its default it owes us (or we owe it, if the net is negative) a single net figure and not a series of positive or negative values corresponding to each operation we have closed with the counterparty.

An important aspect of the framework contracts is that they represent a single legal obligation that covers all operations. This is fundamental when it comes to being able to settle the risks of all operations covered by said contract with a same counterparty.

Real guarantees

These are those goods that are subject to compliance with the guaranteed obligation and which can be provided not only by the client but also by a third party. The real goods or rights that are the object of the guarantee can be:

•	Financial: Cash, deposit of securities, gold, etc.

•	Non-financial: real estate (both properties as well as commercial premises, etc), other property goods.

From the standpoint of risk admission, the highest level of real guarantees is required. From the position of the regulatory capital calculation, not all can be considered as reduction factors, only those which meet the minimum qualitative requirements set out in the Basel agreements.

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A very important case of a real financial guarantee are collateral agreements. These are a series of instruments with economic value that are deposited by a counterparty in favour of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of transactions with risk existing between them.

The nature of these agreements is diverse, but whatever the specific form of collateralisation, the final purpose, as in the netting technique, is to reduce the counterparty risk through recovering part or all of the profits/benefits (credit granted to the counterparty) generated over a period of time by the operation (valued at market prices).

The operation subject to the collateral agreement is regularly valued (normally day to day) and, on this valuation, the parameters defined in the contract are applied so that a collateral amount is obtained (normally cash) which is to be paid to or received from the counterparty.

As regards real estate guarantees, there are regular re-appraisal processes, based on the real market values which for the different types of property are provided by valuation agencies, which meet all the requirements set by the regulator.

Implementation of the mitigation techniques follows the minimum requirements established in the manual of credit risk management policies, and which consists of ensuring:

•	Legal certainty. The possibility of legally requiring the settlement of guarantees must be examined and ensured at all times.

•	The non-existence of substantial positive correlation between the counterparty and the value of the collateral.

•	The correct documentation of all guarantees.

•	The availability of documentation of the methodologies used for each mitigation technique.

•	Adequate monitoring and regular control.

Personal guarantees and credit derivatives

This type of guarantees corresponds to those that place a third party in a position of having to respond to obligations acquired by another to the Group. It includes, for example, sureties, guarantees, stand-by letters of credit, etc. The only ones that can be recognised, for the purposes of calculating capital, are those provided by third parties that meet the minimum requirements set by the supervisor.

Credit derivatives are financial instruments whose main objective is to cover the credit risk by acquiring protection from a third party, through which the bank transfers the issuer risk of the underlying asset. Credit derivatives are over the counter (OTC) instruments that are traded on non-organised markets. The coverage with credit derivatives, mainly through credit default swaps, is contracted with front line banks.

The information on mitigation techniques is in section “8.6. Credit risk reduction techniques of the Prudential Relevance Report (Pillar III)”. There is also more information on credit derivatives in the section “Activity in credit derivatives” in item “5.4.1. Credit risk by activities in financial markets” of this report.

5.5.4. Monitoring

Monitoring is a continuous process, of constant observation, which allows changes that could affect the credit quality of clients to be detected early on, in order to take measures to correct the deviations that impact negatively.

Monitoring is based on the segmentation of customers, and is carried out by local and global risk dedicated teams, backed by internal auditing.

The function consists, among other things, of identifying and tracking clients under special watch, reviewing ratings and continuous monitoring of indicators of standardised clients.

The system called companies in special watch (FEVE) identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather the advisability of adopting a specific policy toward that company and establishing the person and time frame for it. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a review conducted by internal auditing, a decision of the person responsible for the company or the entry into functioning of the system established for automatic warnings.

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.

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As regards the risks of standardised clients, the main indicators are monitored in order to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programmes.

5.5.5. Measurement and control

As well as monitoring of clients’ credit quality, Grupo Santander establishes the control procedures needed to analyse the current credit risk profile and its evolution, through different credit risk phases.

The function is developed by assessing the risks from various perspectives that complement one another, establishing as the main elements control by countries, business areas, management models, products, etc, facilitating early detection of points of specific attention, as well as drawing up action plans to correct any deteriorations.

Each element of control admits two types of analysis:

1. Quantitative and qualitative analysis of the portfolio

Analysis of the portfolio controls, permanently and systematically, the evolution of risk with respect to budgets, limits and standards of reference, assessing the impacts of future situations, exogenous as well as resulting from strategic decisions, in order to establish measures that put the profile and volume of the risks portfolio within the parameters set by the Group.

The credit risk control phase uses, among others and in addition to traditional metrics, the following metrics:

•	Management of non-performing loans variation plus net write-offs (VMG)

The VMG measures how NPLs change during a period, discounting write-offs and taking loan loss recoveries into account.

It is an aggregate measure at portfolio level which allows a response to deteriorations observed in the evolution of NPLs.

It is the result of the final balance less the initial balance of non-performing loans of the period under consideration, plus the write-offs of this period less loan loss recoveries of this same period.

The VMG and its components play a key role as variables of monitoring.

•	Expected loss (EL) and regulatory capital

The expected loss is the estimate of the economic loss that would occur during the next year of the portfolio existing at that time.

It is one more cost of activity, which must have a repercussion on the price of operations. Its calculation is mainly based on three parameters:

•	Probability of default (PD): maximum amount that could be lost as a result of a default.

•	Exposure at default (EaD): the probability of a client’s default during the next year.

•	Loss Given Default (LGD): this reflects the percentage of exposure that could not be recovered in the event of a default. It is calculated by discounting at the time of the default the amounts recovered during the whole recovery process and this figure is compared in percentage terms with the amount owed by the client at that moment.

Other relevant aspects regarding the risk of operations are covered, such as quantification of off-balance sheet exposures or the expected percentage of recoveries, related to the guarantees associated with the operation as well as other issues such as the type of product, maturity, etc.

The risk parameters also enable economic and regulatory capital to be calculated. The integration in management of the metrics of capital is vital for rationalising its use. More detail is available in section 10 on capital.

2. Evaluation of the control processes

Evaluation of the control processes includes systematic and regular revision of the procedures and methodology, developed throughout the credit risk cycle, in order to guarantees their effectiveness and validity.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes Oxley law, a corporate tool was established in the Group’s intranet to document and certificate all the sub processes, operational risks and controls that mitigate them. The risks division assesses every year the efficiency of internal control of its activities.

The directorate general of integral control and internal validation of risks, within its mission of supervising the quality of the Group’s risk management guarantees that the management and control systems of the different risks inherent in its activity fulfil the most demanding

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requirements and the best practices observed in industry and/or required by regulators. In addition, internal auditing is responsible for ensuring that the policies, methods and procedures are adequate, are effectively implemented and regularly reviewed.

5.5.6. Recovery management

Recovery management is a strategic element in the Bank’s risk management.

In order to conduct recovery management adequately, it is done in four main phases: irregularity or early non-payment, recovery of non-performing loans, recovery of write-offs and management of foreclosed assets. Indeed, the recovery function begins before the first non-payment when the client shows signs of deterioration and ends when the debt has been paid or regularised. The function aims to anticipate non-compliance and is focused on preventative management.

The current macroeconomic environment directly impacts the non-payment index and customers’ bad loans. The quality of portfolios is thus fundamental for the development and growth of our businesses in different countries where great importance is attached to debt recovery in order to ensure that this quality always remains within the expected levels.

The Group has a corporate management model that sets the guidelines and general pattern of actions applied to the various countries, always taking into account the local features that recovery activity requires, be it the economic environment, the business model or a mixture of both. This model is constantly reviewed and the processes and management methodology that sustains it improved. Recovery management for Santander directly involves all the management areas (commercial staff, technology, operations, human resources and risks) has helped to incorporate solutions that improve the model’s effectiveness and efficiency.

The diverse features of our customers makes segmentation necessary in order to manage recoveries adequately. Massive management for large collectives of clients with similar profiles and products is done through processes with a high technological component, while personalised management focuses on customers that because of their profile require more individualised analysis.

Recovery activity has been aligned with the socio-economic reality of various countries and different risk management mechanisms have been used on the basis of their age, guarantees and conditions, always ensuring, as a minimum, the required classification and provision.

Particular emphasis in the recovery function is placed on management of the aforementioned mechanisms for early management, in line with corporate policies, taking account of the various local realities and closely tracking vintages, stock and performance. These policies are reviewed and regularly adopted in order to reflect both the better management practices as well as the regulatory changes that are applied.

As well as measures focused on adapting operations to the client’s payment capacity, recovery management is also noteworthy in seeking solutions other than judicial ones for the payment in advance of debts.

One of the ways to recover debt from clients who have suffered a severe deterioration in their repayment capacity is repossession (judicial or in lieu of payment) of the real estate assets that guarantee the loans. In countries with a high exposure to real estate risk, such as Spain, there are strong mechanisms for the evacuation of properties which, with their sale, enable the capital to be returned to the bank and reduce the worrying stock in the balance sheet at a much faster speed than those of its competitors.

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6.	MARKET RISK

6.0. Structure of this section

We will first describe the activities subject to market risk, setting out the different risk types and factors (pages 206-207).

Then we will look at the evolution of market risks and results in 2012, distinguishing trading activity from structural risks (pages 208-219).

The methodologies and various metrics used in Santander are analysed, again making a distinction between trading activity and structural risks (pages 220-222).

The market risk management framework is described, the organisational and governance structure and the system of controlling limits (pages 223-225).

Lastly, the current perimeter of trading activity is examined, the regulatory capital of which is calculated by internal advanced models (pages 225).

6.1. Activities subject to market risk and types of market risk

The market risk area has a perimeter for measuring, controlling and monitoring that covers those operations where equity risk is assumed as a result of changes in market factors. This risk comes from the change in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans commodities prices and the volatility of each of these elements—as well as the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives.

•	The inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, debt securities and derivatives, whose yield is linked to inflation or to a real rate of variation.
•	The exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential change in exchange rates. A long position or one bought in a foreign currency would produce a loss in the event that the currency depreciated against the base currency. Among the positions affected by this risk are non-euro investments in subsidiaries, as well as loans, securities and derivatives denominated in foreign currencies.

•	The equity risk is the sensitivity of the value of positions opened in equity markets to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

•	The credit spread risk is the risk or sensitivity of the value of positions opened in fixed income securities or in credit derivatives to movements in the credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is a differential between financial instruments that trade with a spread over other reference instruments, mainly the yield on government securities and interbank rates.

•	The commodities price risk is the risk derived from the effect of potential change in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative operations on commodities with clients.

•	Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: volatility of interest rates, exchange rates, shares, credit spreads and of commodities. This risk is incurred by financial instruments which have volatility as a variable in their valuation model. The most significant case is portfolios of financial options

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

•	Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, be they of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

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•	Market liquidity risk is that of a Group entity or the Group as a whole finding itself unable to get out of or close a position in time without impacting on the market price or on the cost of the transaction. This risk can be caused by a fall in the number of market makers or institutional investors, the execution of large volumes of operations, market instability and increases with the concentration existing in certain products and currencies.

•	Risk of prepayment or cancellation. When in certain operations the contract allows, explicitly or implicitly, cancellation before the maturity without negotiation there is a risk that the cash flows have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

•	Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

On the basis of the origin of the risk, activities are segmented in the following way:

(a)	Trading. This includes financial services to customers and purchase-sale and positioning mainly in fixed-income, equity and currency products.

(b)	Structural risks. Constituted by market risks inherent in the balance sheet excluding the trading portfolio. They are:

•	Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

•	Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, exchange rate hedging of future results generated in currencies other than the euro (hedging of results).
•	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

The Global Banking and Markets division is mainly responsible for managing the taking of trading activity positions, in order to develop the activity of clients in financial markets and to a much lesser extent take its own positions.

The financial management area is responsible for implementing the management strategy for structural risks, applying standardized methodologies adapted to each market where the Group operates, either directly in the case of the parent bank or in coordination with the rest of units. The management decisions for these risks are taken by each country’s ALCO (ALM) committee in coordination with the Group’s markets’ committee. The aim is to inject stability and recurrence into the net interest margin of commercial activity and the Group’s economic value, while maintaining adequate levels of liquidity and solvency.

Each of these activities is measured and analysed with different metrics in order to show their risk profile in the most precise way.

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6.2. Market risks in 2012

6.2.1. Trading activity

6.2.1.1. Value at Risk (VaR) analysis11

Grupo Santander stepped up its strategy of concentrating its trading activity in customer business, minimising where possible exposures of directional risk opened in net terms. This was reflected in the VaR12 evolution, which declined over previous years.

VaR during 2012 fluctuated between EUR 9.4 million (the lowest in the last few years) and EUR 22.4 million. It rose a little during the fourth quarter, because of the rise of risk in Brazil’s treasuries (in interest rates and exchange rates) and Madrid (in interest rate and credit spread).

The VaR reported as of 15 November 2011 excludes the risk from changes in the credit spreads of securitisations and portfolios affected by credit correlation. For regulatory reasons (BIS 2.5), these exposures are considered as banking book for capital purposes. This change caused a decline in risk in VaR terms, both at the total level as well as by credit spread.

The average VaR of the Group’s trading portfolio in 2012 (EUR 14.9 million) was lower than in 2011 (EUR 22.4 million) and 2010 (EUR 28.7 million), for the reason already mentioned of the greater concentration of activity in customers and, to a lesser degree, the reduction in volatility in the markets, despite the continued sovereign debt crisis in Europe. In relation to other comparable financial groups, the Group can be said to have a low risk trading profile.

The histogram below shows the distribution of average risk in terms of VaR between 2010 and 2012 where the accumulation of days with levels between EUR 12.5 million and EUR 28.5 million can be seen (91.5%). The higher values of EUR 28.5 million (7.2%) were concentrated in periods mainly caused by one-off rises of volatility in the Brazilian currency and by the euro zone’s sovereign debt crisis.

[11]	Trading activity in financial markets.
[12]	The definition and methodology for calculating VaR is in Section 6.3.1.1.

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Risk by factor

The minimum, average, maximum and year-end 2012 values in VaR terms are shown below:

VaR STATISTICS BY RISK FACTOR1 2

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total trading
Total VaR	9.4	14.9	22.4	18.5	22.4	15.9	28.7	29.6
Diversification effect	(9.1)	(15.2)	(25.8)	(13.5)	(21.8)	(16.7)	(29.1)	(27.8)
Interest rate VaR	7.4	11.8	23.3	12.0	14.8	14.6	16.4	19.0
Equity VaR	4.1	7.0	11.2	7.1	4.8	3.7	8.0	8.8
FX VaR	1.9	5.0	12.2	3.5	9.0	4.2	11.4	13.9
Credit spread VaR	2.2	6.1	13.0	9.1	15.0	9.6	20.9	14.7
Commodities VaR	0.2	0.4	0.7	0.3	0.6	0.4	1.3	1.0
Latin America
Total VaR	5.0	10.1	20.5	8.9	11.7	10.7	18.2	13.9
Diversification effect	(3.1)	(6.4)	(12.5)	(3.8)	(6.4)	(8.7)	(8.3)	(12.6)
Interest rate VaR	5.2	8.8	20.0	8.8	11.2	10.5	14.5	14.8
Equity VaR	0.7	3.1	9.7	1.6	3.5	2.2	5.8	5.3
FX VaR	0.5	3.1	9.8	1.3	3.7	1.2	7.1	6.5
US and Asia
Total VaR	0.5	0.9	2.0	0.8	1.2	0.9	1.3	0.9
Diversification effect	(0.2)	(0.5)	(1.1)	(0.3)	(0.5)	(0.4)	(0.7)	(0.3)
Interest rate VaR	0.4	0.7	1.3	0.6	0.9	0.9	1.2	0.9
Equity VaR	0.0	0.2	0.8	0.1	0.1	0.1	0.2	0.0
FX VaR	0.1	0.6	1.7	0.4	0.6	0.4	0.6	0.3
Europe
Total VaR	7.2	11.0	16.5	16.4	15.5	10.1	14.8	25.1
Diversification effect	(7.7)	(12.9)	(20.6)	(9.9)	(15.1)	(13.0)	(18.9)	(14.6)
Interest rate VaR	5.4	7.9	15.4	6.8	11.5	11.9	8.9	12.5
Equity VaR	4.1	6.2	9.9	6.3	3.9	3.6	6.7	6.5
FX VaR	1.0	4.1	13.1	4.0	8.5	3.9	9.8	9.6
Credit spread VaR	2.1	5.4	10.0	8.9	6.0	3.3	7.0	9.0
Commodities VaR	0.2	0.4	0.7	0.3	0.6	0.4	1.3	2.1
Global activities
Total VaR	0.8	2.7	10.2	1.2	10.5	9.7	16.1	10.7
Diversification effect	(0.2)	(0.6)	(5.0)	(0.3)	(1.1)	(0.9)	(1.1)	(1.2)
Interest rate VaR	0.2	0.3	0.6	0.2	0.4	0.5	0.6	0.5
Credit spread VaR	0.6	2.6	10.4	1.3	10.3	8.4	16.0	10.5
FX VaR	0.0	0.4	1.9	0.1	0.9	1.8	0.6	0.9

[1]	The VaR of global activities includes operations that are not assigned to any particular country.
[2]	In Latin America, the US and Asia, the VaR levels of the spread credit and commodity factors are not shown separately because of their scant or zero materiality.

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The average VaR declined again in 2012 by EUR 7.5 million over 2011. The reduction occurred in all risk factors except for equities, which increased from EUR 4.8 million to EUR 7 million. Of note was the drop in the average VaR of interest rates and exchange rates in Europe and the credit spread in global activities.

The VaR evolution by risk factor in general also declined, with peaks and troughs sharper in the case of the VaR by credit spread, partly due to the exclusion of the risk spread of securitisations and credit correlation which by BIS 2.5 is considered as banking book for the purposes of regulatory capital as of 15 November 2011. The temporary changes in the VaR of various factors was due more to the temporary rises in the volatility of market prices than to significant changes in positions.

6.2.1.2. Distribution of risks and management results13

6.2.1.2.1. Geographic distribution

In trading activity. the average contribution of Latin America to the Group’s total VaR in 2012 was 44% compared with a contribution of 33.3% in economic results. Europe, with 52.6% of global risk, contributed 60.6% of results, as its treasury activity was more focused on providing service to professional and institutional clients compared with that of Latin America. However, there was a gradual homogenisation in the profile of activity in the Group’s different units.

Below is the geographic contribution (by percentage), both in risks, measured in VaR terms, as well as in results (economic terms).

6.2.1.2.2. Monthly distribution of risks and results

The next chart shows the risk assumption profile, in terms of VaR, compared to results in 2012. The average VaR remained stable, while results evolved in a more irregular way during the year. January and July were positive months, particularly January, and August to October negative, with results below the annual average.

[13]	Results in terms that can be assimilated to the gross margin (excluding operating costs, financial ones are the only cost)

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The following histogram of frequencies shows the distribution of daily economic results on the basis of their size between 2010 and 2012. The daily yield14 was between -EUR 10 and +EUR 15 million on 90% of days when the market was open.

6.2.1.3. Risk management of structured derivatives market

Structured derivatives activity is mainly focused on designing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed-income and exchange rates.

The units where this activity mainly takes place are: Madrid, Banesto, Santander UK and, to a lesser extent, Brazil and Mexico.

The chart below shows the VaR Vega15 performance of structured derivatives business over the last three years. It fluctuated at around an average of EUR 6.8 million. The periods with higher VaR levels related to episodes of significant rises in volatility in the markets (of equities in the euro zone, interest rates in Brazil, etc.).

[14]	Yields “clean” of commissions and results of intraday derivative operations.
[15]	Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

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As regards the VaR Vega by risk factor, the exposure was concentrated, in this order, in equities, interest rates, exchange rates and commodities. This is shown in the table below:

STRUCTURED DERIVATIVES. RISK (VaR) BY RISK FACTOR

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	3.9	6.8	9.8	6.5	4.7	4.9	7.9	6.2

Diversification impact	(1.4)	(3.0)	(4.4)	(3.4)	(2.9)	(3.7)	(3.8)	(3.2)
Interest rate VaR	1.5	2.3	4.5	2.8	2.0	2.0	2.4	2.1
Equity VaR	2.7	6.5	9.0	5.5	4.1	5.2	7.1	5.6
FX VaR	0.3	0.7	2.3	1.3	1.2	1.0	1.8	1.5
Commodities VaR	0.2	0.3	0.5	0.2	0.3	0.4	0.5	0.2

As regards the distributiuon by business unit, the exposure is concentrated, in this order, in the parent-holding, Banesto, Santander UK, Brazil and Mexico.

STRUCTURED DERIVATIVES. RISK (VaR) BY UNIT

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	3.9	6.8	9.8	6.5	4.7	4.9	7.9	6.2

Parent-holding	1.4	4.6	7.1	4.0	2.9	2.8	4.3	2.4
Banesto	1.5	3.4	6.5	3.6	2.3	2.4	5.9	5.3
Santander UK	1.5	2.8	5.7	2.0	1.4	2.7	1.2	1.0
Brazil	0.4	1.0	4.4	2.8	0.8	0.3	0.9	0.5
Mexico	0.4	0.7	1.3	0.6	1.2	1.1	1.5	1.1

The average risk in 2012 (EUR 6.8 million) was equal to the combined average of the last three years, which underscores the stability of the exposure opened in financial instruments linked to volatility.

Grupo Santander continues to have a very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of 2012, the Group had:

•	CDOs and CLOs: the position continues to be not very significant (EUR 207 million). An important part of it is the result of integrating the portfolio of Alliance & Leicester in 2008.

•	Hedge funds: the total exposure is not significant (EUR 274 million at the end of 2012) and most of it is via the financing of these funds (EUR 169 million), with the rest direct participation in portfolio. This exposure has low loan-to-value levels of below 20% (collateral of EUR 1,480 million at the end of 2012). The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.
•	Conduits: no exposure.

•	Monolines: Santander’s exposure to bond insurance companies (monolines) was EUR 151 million16 at the end of 2012, mainly indirect exposure, and EUR 145 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitisation operations. The exposure in this case is double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap). The exposure was 23% lower than in 2011.

In short, the exposure to this type of instruments as a result of the Group’s usual operations, continued to decline in 2012. Its origin was mainly due to the integration of positions of institutions acquired by the Group, such as Alliance & Leicester and Sovereign (in 2008 and 2009, respectively). All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

[16]	Guarantees provided by monolines for bonds issued by US states (municipal bonds) are not considered as exposure. As a result of the acquisition of Sovereign Bank, the Group incorporated a portfolio of these bonds which amounted to EUR 1,341 million at the end of 2011.

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Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations, and;

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed opportune.

6.2.1.4. Gauging and contrasting measures

In 2012, the Group continued to regularly conduct analysis and contrasting tests on the effectiveness of the Value at Risk (VaR) calculation model, obtaining the same conclusions that enable us to verify the model’s reliability. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a certain level of confidence and a specific time frame.

The most important test is backtesting, analysed at the local and global levels by the market risk control units. The methodology of backtesting is implemented in the same way for all the Group’s portfolios and sub-portfolios.

Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame.

Santander calculates and evaluates three types of backtesting:

•	“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

•	“Dirty” backtesting: the daily VaR is compared with the day’s net results, including the results of the intraday operations and those generated by commissions.

•	“Dirty” backtesting without mark-ups or commissions: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and commissions. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

For the first case and the total portfolio, there were three exceptions in 2010 of VaR at 99% (days when the daily loss was higher than the VaR): two in May—the first due to a more than usually high rise in the Brazilian currency inflation-indexed curve after the publication of a higher than expected inflation figure, and the second because of higher than normal increases in Spain’s and Mexico’s interest rate curves -, and one in June, due to the sudden widening of credit spreads, falls in stock markets and the depreciation of most currencies against the US dollar as a result of the deterioration of expectations on the outcome of the summit of EU heads of state (June 29).

The number of exceptions responded to the expected performance of the VaR calculation model, which works with a confidence level of 99% and an analysis period of one year (over a longer period of time, an average of two or three exceptions a year is expected).

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The backtesting exercises are regularly conducted for each relevant portfolio or strategy of the Group, and its main objective (as in the rest of contrasting tests) is to detect anomalies in the VaR model of each portfolio (for example, shortcomings in the parametrisation of the valuation models of certain instruments, not very adequate proxies, etc.). This is a dynamic process contextualised in the framework of the procedure for reviewing and validating the model.

6.2.1.5. Analysis of scenarios

Various stress scenarios were calculated and analysed regularly in 2012 (at least every month) at the local and global levels for all the trading portfolios and using the same suppositions by risk factor.

Maximum volatility scenario (worst case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility). As regards the variations, an historic volatility equivalent to six typical deviations is applied. The scenario is defined by taking each risk factor the movements which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. For year-end, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets (“flight into quality”), declines in stock markets, depreciation of all currencies against the euro, greater volatility and credit spreads. The table below shows the results of this scenario at the end of 2012.

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the Mark-to-Market (MtM) result, would be, if the stress movements defined in the scenario materialised, EUR 147.9 million, a loss that would be concentrated in Latin America (interest rates and equities) and Europe (credit spreads, exchange rate and interest rate).

Other global stress test scenarios

Various global scenarios (similar for all the Group’s units) are established:

•	Abrupt crisis: ad hoc scenario with very sudden movements in markets. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against the rest of currencies, rise in volatility and in credit spreads.

•	Crisis 11S: historic scenario of the 11 September 2001 attacks with a significant impact on the US and global markets. It is sub-divided into two scenarios: 1) maximum accumulated loss until the worst moment of the crisis, and 2) maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Subprime crisis. Historic scenario of the US mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. The scenarios have two time frames (one day and 10 days): in both cases there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Sovereign crisis: the severest historic scenario by the Committee of European Banking Supervisors (CEBS) to measure the market’s shock capacity between 15 April and 1 September 2010. Given the Group’s international sphere, four geographic zones are distinguished (US, Europe, Latin America and Asia), interest rate rises, falls in stock markets and volatilities are established, rises in credit spreads and depreciation of the euro and Latin American currencies and appreciation of Asian currencies against the dollar.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units supervised by the global committee of market risks. An early warning mechanism has also been established so than when the loss of a scenario is high in historic terms and/or the capital consumed by the portfolio in question, the business executive is informed.

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

Million euros

	Interest rates	Equities	Exchange rates	Credit spread	Commodities	Total
Total trading	(87.8)	(15.5)	(23.1)	(20.9)	(0.7)	(147.9)

Europe	(7.1)	(2.3)	(18.6)	(20.2)	(0.7)	(48.8)
Latin America	(77.7)	(13.0)	(2.7)	0.0	0.0	(93.4)
US	(2.1)	(0.2)	(1.6)	0.0	0.0	(3.9)
Global activities	(0.9)	0.0	(0.2)	(0.7)	0.0	(1.8)

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Here we show the results of the global scenarios for 2011 and 2012.

6.2.1.6. Linkage with balance sheet items. Other alternative risk measures

Below are the parts of the balance sheet of the Group’s consolidated position that are subject to market risk, showing the positions whose main risk metric is the VaR and where monitoring is also carried out with other metrics.

For activity managed with metrics different to the VaR, alternative measures are used, mainly: sensitivity to different risk factors (interest rates, credit spread, etc).

In the case of the trading portfolio. the securitisations and “level III” exposures (those in which not observable market data constitutes significant inputs in their corresponding internal models of valuation) are excluded from VaR measurement.

Securitisations are mainly treated as if they were credit risk portfolio (in terms of default, recovery rate, etc). For “level III” exposures, which are not very significant in Santander (basically derivatives linked to the home price index (HPI) in the activity of markets in Santander UK, and the not very significant portfolio of illiquid CDOs in the activity of markets of the parent bank), as well as in general for inputs that cannot be observed in the market (correlation, dividends, etc), a very conservative policy is followed, reflected in valuation adjustments as well as sensitivity.

RELATION OF RISK METRICS TO BALANCE SHEET OF GROUP’S CONSOLIDATED POSITION

Million euros

		Main market
		risk metrics		Main risk factor for
	Balance	VaR	Others	balance in “others”
Assets subject to market risk	310,929	204,668	106,261
Trading portfolios	177,917	176,781	1,136	Interest rate, credit spread
Other financial assets at reasonable value	28,356	27,887	469	Interest rate, credit spread
Financial assets available for sale	92,266	—	92,266	Interest rate, equities
Equities	4,454	—	4,454	Equity stakes
Hedging derivatives	7,936	—	7,936	Interest rate, exchange rate
Liabilities subject to market risk	195,104	194,754	621
Trading portfolio	143,242	143,242	271	Interest rate, credit spread
Other financial liabilities at reasonable value	45,418	45,068	350	Interest rate, credit spread
Hedging derivatives	6,444	6,444	—

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6.2.2. Structural market risks17

6.2.2.1. Structural interest rate

6.2.2.1.1. Europe and the United States

Generally, in these mature markets and in a context of low interest rates, the general positioning has been to maintain balance sheets with positive sensitivity to interest rate rises, both for the net interest margin (NIM) as well as for the economic value (market value of equity, MVE).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

At the end of 2012, the sensitivity of the NIM at one year to parallel rises of 100 basis points was concentrated in the euro interest rate curve, the US dollar and sterling, with the parent bank, the US subsidiary and Santander UK the units that contributed the most (EUR 183 million, $60 million and £14 million, respectively). Also important in the euro interest rate curve is the contribution of the risk of Banesto and Santander Consumer Finance. The sensitivity of the margin to the rest of convertible currencies is not significant.

At the same date, the main sensitivity of equity to parallel rises in the yield curve of 100 basis points was in the euro interest rate curve in the parent bank (EUR 527 million). As regards the dollar and sterling curves, the amounts were $297 million and £215 million, respectively).

6.2.2.1.2. Latin America

Due to differences in the macroeconomic context and the degree of maturity of these markets, the positioning with regard to the NIM was not homogeneous. There are countries with balance sheets positioned for interest rate rises and others for interest rate falls.

With regard to MVE, the general positioning of the balance sheets was such that the average duration of the asset was higher than that of the liability (negative sensitivity to interest rate rises).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

For Latin America as a whole, the consumption of risk at December 2012, measured to 100 b.p. of the financial margin18, stood at EUR 89 million (EUR 79 million at December 2011). It can be seen from the chart below that over 95% of the risk was concentrated in three countries: Brazil, Chile and Mexico.

[17]	Includes the entire balance sheet except for the trading portfolios.
[18]	Betas are used to aggregate the sensitivities of different curves.
[19]	Betas are used to aggregate the sensitivities of different curves.

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At the end of December 2012, risk consumption for the region, measured to 100 b.p. of asset value19, was EUR 916 million (EUR 957 million at December 2011). Over 95% of the asset value risk was concentrated in the same three countries: Brazil, Chile y Mexico.

The gap tables show the risk maturity structure in Latin America at the end of 2012.

LATIN AMERICA: REPRICING GAP OF INTEREST RATES* (31 DECEMBER 2012)

Million euros

	Total	3 months	6 months	1 year	3 years	5 years	>5 years	Non sensitive
Assets	335,544	110,329	28,284	28,334	55,765	19,476	24,093	69,263
Local currency	295,569	89,498	22,386	25,453	51,589	17,566	21,242	67,836
Dollar	39,975	20,832	5,898	2,881	4,175	1,910	2,850	1,428
Liabilities	335,544	157,545	6,767	20,145	41,762	7,855	7,661	93,808
Local currency	293,407	139,213	3,695	15,495	37,005	2,933	3,751	91,315
Dollar	42,137	18,332	3,073	4,650	4,758	4,922	3,910	2,493
Off-balance sheet	0	5,814	1,025	758	(3,482)	(3,447)	(1,524)	856
Gap	0	(41,402)	22,542	8,948	10,520	8,174	14,908	(23,689)

*	Aggregate gap of all currencies in the balance sheets of Latin American units, expressed in euros.

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6.2.1.1.3. Structural interest rate VaR of the balance sheet

As well as sensitivity to interest rate movements, Santander uses other methods to monitor the structural interest rate risk of the balance sheet including analysis of scenarios and calculation of the VaR, using methodology similar to that used for the trading portfolios.

The table below shows the average, minimum, maximum and year-end values of the VaR of structural interest rate risk.

BALANCE SHEET STRUCTURAL INTEREST RATE RISK (VaR)

VaR at 99%, with a time frame of one day. Million euros

	2012
	Minimum	Average	Maximum	Year-end
Structural interest rate risk (VaR)*	361.7	446.4	525.7	517.5
Diversification impact	(78.1)	(124.4)	(168.1)	(144.9)
Europe and US	334.4	451.4	560.8	552.0
Latin America	105.5	119.5	133.0	110.3

	2011
	Minimum	Average	Maximum	Year-end
Structural interest rate risk (VaR)*	256.0	273.1	328.1	328.1
Diversification impact	(97.9)	(116.8)	(109.6)	(99.3)
Europe and US	231.8	258.2	295.3	295.3
Latin America	122.1	131.7	142.4	132.1

	2010
	Minimum	Average	Maximum	Year-end
Structural interest rate risk (VaR)*	240.5	301.5	334.6	309.1
Diversification impact	(90.0)	(140.2)	(190.5)	(151.6)
Europe and US	217.8	279.9	329.3	308.6
Latin America	112.7	161.8	195.8	152.1

*	Includes VaR by credit spread in the ALCO portfolios.

The structural interest rate risk, measured in VaR terms at one day and at 99%, was an average of EUR 446.4 million in 2012. The contribution to it of the balances of Europe and the US was greater than that of Latin America. Of note was the high diversification between both areas.

6.2.2.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments.

This management is dynamic and seeks to limit the impact on equity of currency depreciations and optimise the financial cost of hedging.

As regards the exchange rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro beyond what the market estimates.

At the end of 2012, the largest exposures of a permanent nature (with potential impact on equity value) were concentrated in Brazilian reales, followed by sterling, US dollars, Mexican pesos, Chilean pesos and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange rate derivatives.

In addition, financial management at the consolidated level is responsible for exchange rate management of the Group’s expected results and dividends in those units whose currency is not the euro.

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6.2.2.3. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as portfolios available for sale (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

These positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for those that do not. At the end of 2012, the VaR at 99% with a one day time frame was EUR 281.4 million (EUR 305.7 million and EUR 218.5 million at the end of 2011 and 2012, respectively).

6.2.2.4. Balance sheet market risk

With a homogeneous metric such as the VaR, the total market risk in the banking book can be monitored, distinguishing between fixed income (both interest rate as well the credit spread for the ALCO portfolios), exchange rate and equities.

The total VaR is not high in terms of the Group’s volume of assets or equity. It has declined over the last few years due to the reduction in exchange rate risk and structural equity risk.

VaR OF THE BALANCE SHEET EXCLUDING TRADING ACTIVITY

VaR at 99%, with a time frame of one day. Million euros

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Non-trading VaR	454.8	593.1	659	659	460.4	534.4	812.2	582.1
Diversification effect	(355.5)	(390.7)	(561.9)	(347.1)	(419.4)	(446.2)	(325.2)	(337.0)
Interest rate VaR*	361.7	446.4	525.7	517.5	273.1	328.1	301.5	309.2
Exchange rate VaR	182.8	237.0	340.1	207.3	372.7	346.8	481.2	391.3
Equity VaR	265.7	300.4	355.0	281.4	234.0	305.7	354.7	218.5

*	Includes VaR by credit spread in the ALCO portfolios.

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6.3. Methodologies

6.3.1. Trading activity

6.3.1.1. VaR

The standard methodology that Grupo Santander applied to trading activities during 2012 was Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments that condition the levels of risk assumed to be efficiently and quickly incorporated. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day, one applying an exponential decline factor which accords less weight to the observations furthest away in time and another with the same weight for all observations. The reported VaR is the higher of the two.

The VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio, is based on market movements that really occurred without the need to make suppositions of formal functions nor of correlations between market factors, etc.), but also has limitations. The most important ones are the high sensitivity to the historic window used, the incapacity to capture large impact possible events if they do not occur in the window used, the existence of valuation parameters which do not have market input (such as correlations, dividends and recovery rate) and the slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Part of these limitations are corrected by using the stressed VaR (see later) and calculating the VaR with exponential decay and applying conservative valuation adjustments.

6.3.1.2. Analysis of scenarios

The VaR is not the only measurement. It is used because of its calculation facility and for being a good benchmark of the Group’s risk level, but other measures are also employed which allow for greater control of risks in all the markets where the Group operates.

Among these measures is analysis of scenarios, which consists of defining alternatives for the performance of different financial variables and obtain the impact on results by applying them to activities. These scenarios can replicate events that happened in the past (crisis) or determine possible alternatives that do not correspond to past events.

The potential impact on results of applying different stress scenarios to all the trading portfolios and considering the same suppositions by risk factor is calculated and analysed at least monthly. Three types of scenario are defined: possible, severe and extreme, obtaining along with the VaR a fuller spectrum of the risk profile.

In addition, levels of warning (triggers) are set for global scenarios, on the basis of the historic results of these scenarios and of the capital associated with the portfolio in question. In the event of surpassing these levels, those responsible for management of the portfolio are informed so they can take the necessary measures. At the same time, the results of the stress exercises at the global level, as well as the possible breaching of the levels set, are regularly reviewed by the global committee of market risks so that, if required, senior management is informed.

6.3.1.3. Analysis of positions. sensitivities and results

The market risk area, in line with the principle of independence of the business units, monitors the positions daily, both those of each unit as well as globally, and conducts an exhaustive control of the changes in the portfolios in order to detect possible incidents so that they can be corrected immediately.

The positions are traditionally used to quantify the net volume of the market values of the transactions in portfolio, grouped by main risk factor, and considering the delta value of the futures and options that could exist. All the risk positions can be expressed in the base currency of the unit and in the currency of homogenising information.

The market risk sensitivity measures are those that gauge the change (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

The daily drawing up of the income statement is also an excellent indicator of risks, as it enables the impact that changes in financial variables have on portfolios to be identified.

6.3.1.4. Credit management activity

Control of derivative activities and credit management should also be mentioned. This control, because of its atypical nature, is conducted daily according to specific measures. In the case of derivative activities, sensitivity to the price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) is controlled. In the case of credit management, measures such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels, etc., are systematically reviewed.

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As regards the credit risk inherent in trading portfolios and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional measurement began to be calculated (incremental risk charge, IRC), in order to cover the risk of default and rating migration that is not adequately captured in the VaR, via changes in credit spreads. The controlled products are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method for calculating the IRC is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%). The Monte Carlo methodology is used, applying a million simulations.

6.3.1.5. Other measures: stressed VaR (sVaR) and expected shortfall

As well as the usual VaR, Santander began to calculate stressed VaR every day, as of October 2011, for the main portfolios. The methodology for calculation is the same as that used for the VaR, with the following two exceptions:

•	Historic period of observation of factors: the stressed VaR uses a window of 250 figures, instead of one of 520 for the VaR.

•	In order to obtain the stressed VaR, unlike when calculating the VaR the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. As regards determining the period of observation, for each relevant portfolio, the methodology area has analysed the history of a subseries of market risk factors that were chosen on the basis of expert criteria taking into account the most relevant positions of the books.

Moreover. the expected shortfall (ES) has begun to be calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR20. The ES, unlike the VaR, has the advantage of capturing better the tail risk and of being a sub-additive metric.

6.3.2. Structural market risks

6.3.2.1. Structural interest rate risk

The Group analyses the sensitivity of net interest margin and of equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the bank. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are: the interest rate gap, the sensitivity of net interest margin and of equity value to changes in interest rate levels, Value at Risk (VaR), for the purposes of calculating economic capital.

6.3.2.1.1. Interest rate gap of assets and liabilities

Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. It provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity value.

All on- and off-balance sheet items must be disaggregated by their flows and looked at in terms of repricing/maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates made of the duration and sensitivity of them.

6.3.2.1.2. Net interest margin sensitivity (NIM)

The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current situation. The sensitivity is the difference between the two margins calculated.

[20]	The Basel Committee published in May 2012 a consultative document, “Fundamental review of the trading book”, which, among other things, recommends the use of the expected shortfall as the main metric for measuring the market risk of trading activity.

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6.3.2.1.3. Market value of equity sensitivity (MVE)

The sensitivity of equity value is an additional measure to the sensitivity of the net interest margin.

It measures the interest risk implicit in the equity value on the basis of the impact of a change in interest rates on the current values of financial assets and liabilities.

6.3.2.1.4. Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances.

The separation between the stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model the monthly cash flows are obtained and used to calculate the NIM and MVE sensitivities.

The model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the customer (in this case analysis of historic data is combined with the expert business view).

•	Market data.

•	Historic data of the portfolio.

6.3.2.1.5. Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet (specifically for the portfolio of investment in fixed rate mortgages) are at low levels. In these units the risk is modelised and some changes can also be made to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine the pre-payment of borrowers. As a result, the models for assessing options must be combined with empirical statistical models which seek to capture the prepayment performance. Some of the factors are:

•	Interest rate: the differential between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs;

•	Seasoning: pre-payment trend downward at the start of the instrument’s life cycle (signing of the contract) and upward and stabilising as time passes;
•	Seasonality: the amortisations or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a)	Age: defines low rates of pre-payment.

b)	Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c)	Others: geographic mobility, demographic, social, available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

6.3.2.1.6. Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: maximum expected loss under historic simulation with a confidence level of 99% and a time frame of one day. As for the trading portfolios, a time frame of two years, or 520 daily figures, is used, obtained from the reference date of the VaR calculation back in time.

6.3.2.2. Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

6.3.2.3. Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

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6.4. Management framework

6.4.1. Organisational and governance structure

The market and structural risks area is integrated into one of the Group’s two general risk directorates. The missions of the market risk function are:

•	To define and supervise the market risk management model, which includes corporate policies, defining the risks map and segmentation criteria.

•	Control and manage the consolidation, reporting and centralised admission process of market risks.

These missions rest on five basic pillars, vital for correct management of market risks:

•	Measurement, analysis and control of market and liquidity risks.

•	Calculation, analysis, explanation and conciliation of results.

•	Defining, capturing, validating and distributing market data.

•	Admission of limits, products and underlying assets.

•	Consolidation of information.

In turn, market risks management is guided by the following basic principles:

•	Involvement of senior management.

•	Independence of the risk function from business.

•	Clear definition of powers.

•	Risk measurement.

•	Limiting risks.

•	Analysis and control of risk positions.

•	Establishing risk policies and procedures.

•	Assessing risk methodologies.

In the same way that the market risks function is structured at the corporate or global level, each local market risk unit has and arranges its functions, with the adjustments that arise in accordance with its specific business, operational and legal requirement features, etc.

For the correct functioning of global policies and local execution, the global area of market risks and local units carry out different functions:

•	Global market risk:

•	Establish, propose and document risk policies and criteria, the global limits and the decision-making and control processes.

•	Generate management frameworks, systems and tools.

•	Promote and support their implementation and ensure they function effectively in all units.

•	Know, assimilate and adapt the best practices inside and outside the Group.

•	Promote activity for obtaining results.

•	Consolidate, analyse and control the market risk incurred by all units of the perimeter.

•	Local market risk units:

•	Manage risks.

•	Transfer, adapt and assume internally the corporate policies and procedures through local approval.

•	Define and document policies and lead local sphere projects.

•	Apply policies and decision-making systems to each market.

•	Adapt the organisation and management frameworks and corporate rules.

•	Contribute critical and best practices, as well as local knowledge and proximity to customers/markets.

•	Assume greater responsibilities in decisions, control and management of risks.

•	Measure, analyse and control market risk within the sphere of responsibility.

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COMMITTEES WITH RESPONSIBILITIES IN MARKET RISK

Sphere	Hierarchical level	Name
	Executive	Executive Committee
Markets Committee
Risk Committee
	Risk division	Risk Management Committee
Centralised sphere		Global Committee of the General Directorate of Risk
Permanent Risk Committee
Corporate Risk Committee, Brazil
	Areas and departaments dependent on	Global Market Risk Committee
	the Risk Division	Underwriting and Structured Products Committee
Models Committee
	Units	Risk Committees in the Banks of the Group/Countries
Risk Committees of Branches Abroad
Decentralised sphere		Risk Committees in Business Units
Local ALCOs
Other committees

The committees, by hierarchical order, which have powers in decision-making, control and monitoring of market risks are set out above.

The collegiate organ of the market risks area is the global market risk committee (GMRC). This committee is responsible for the functioning of market risk in Grupo Santander, both at the centralised level (global areas) and local level (local units). It gets its powers directly from the risk committee, the maximum organ responsible for the risks function in Grupo Santander.

6.4.2. System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level (described in Section 2.3 of this report). This process is part of the annual limits plan, which is drawn up by the Group’s senior management and administered by the general directorate of risks in a way that involves all the Group’s institutions.

6.4.2.1. Definition of limits

The market risk limits used in Grupo Santander are established on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative criterion. The main ones are:

Trading limits:

•	VaR limits.

•	Limits of equivalent positions and/or nominal.

•	Sensitivity limits to interest rates.

•	Vega limits.

•	Risk limits of delivery by short positions in securities (fixed income and equities).

•	Limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	Loss trigger.

•	Stop loss.

•	Credit limits:

•	Limit on the total exposure.

•	Limit to the jump to default by issuer.

•	Others.

•	Limits for origination operations.

Structural interest rate risk of the balance sheet:

•	Sensitivity limit of net interest margin at 1 year.

•	Sensitivity limit of equity value.

Structural exchange rate risk:

•	Net position in each currency (for positions of hedging results).

These general limits are complemented by sub-limits. In this way, the market risk area has a structure of limits sufficiently

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granular to conduct an effective control of the various types of market risk factors on which an exposure is maintained. Positions are tracked daily, both of each unit as well as globally. An exhaustive control is made of the changes in the portfolios, in order to detect possible incidents for their immediate correction. Meanwhile, the daily drawing up of the income statement by the market risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

6.4.2.2. Structure of limits

The table below shows the levels of applying limits, the categories and the sphere of control in which they are classified and their levels of approval.

STRUCTURE OF LIMITS

Levels	Category/Control	Approval
	Global/Global control	Risk Committee
Activity /
Unity	Global/Local control	Global Market Risk Committee
	Local/Local control	Local market risks

•	Global limits of global control: The Risks Committee approves the limits at the activity/unit level in the annual process of setting limits. Changes that are subsequently made can be approved by the Global Market Risk Committee, in accordance with the powers delegated in it.

These limits are requested by the relevant business executive in each country/entity on the basis of the nature of the business and the budget established, seeking consistency between limits and the return/risk ratio.

•	Global limits of local control: On the basis of the local features of products, and of the internal organisation of business, sub-limits are set for the aforementioned activities in order to exercise greater control of the positions maintained in each business. Sub-limits are set by risk factor, currency positions. equity positions, sensitivity by currencies and maturities, vega by maturities, etc.

6.4.2.3. Compliance and control of limits

Business units must comply with the approved limits. The possible excesses trigger a series of actions by the local and global market risk areas, risk management committees or the Risks Committee in order to reduce the risk levels and control them more strictly or executive actions, which can make the risk takers reduce the risks levels assumed.

The local executives for market risk notify the excesses to the business executives. These have to explain the reasons for the excess and, where appropriate, provide the plan of action to correct the situation. The business executive must respond, in writing and on the day, to the requirement made. The alternatives are to reduce the position to the prevailing limits or set out the strategy that justifies an increase in the limits.

If the excess situation continues without a response by the business unit for three days, the market risks area contacts the relevant global business executives and informs them of this, and requests adjustment measures be taken. If this situation persists 10 days after the first excess, the market risks area will contact senior risk management so that a decision can be taken.

6.5. Internal model

Grupo Santander had, at the end of 2011, approval from the Bank of Spain for its internal market risk model for calculating regulatory capital in the trading portfolios of units in Spain, Chile, Mexico and Portugal. The Group’s objective is to gradually increase approval to the rest of units.

The regulatory capital consolidated by the internal model of market risks for Grupo Santander is obtained by adding the regulatory capital of each of the units for which there is the corresponding Bank of Spain approval. A conservative criterion is used for consolidating the Group’s capital, as it does not take into account the savings in capital derived from the diversification impact among various countries.

As a result of this approval, the regulatory capital of trading activity for the commented perimeter is calculated via advanced methods, using VaR as the fundamental metric, the stressed VaR and the incremental risk charge (IRC), in line with the new capital requirements demanded by the Basel agreements.

We closely co-operate with the Bank of Spain in order to advance in the perimeter susceptible of entering into the internal model (at the geographic and operational levels), as well as in analysis of the impact of new requirements, in line with the documents published by the Basel Committee to strengthen the capital of banks.

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7. LIQUIDITY RISK AND FUNDING

7.0. Structure of this section

After an introduction to the liquidity risk concept and funding in Grupo Santander (pages 226-227), we present the liquidity management framework set by the Group, including monitoring and control of liquidity risk (pages 227-230).

We then look at the funding strategy for the Group and its subsidiaries over the last three years (pages 231-233), with particular attention to the liquidity evolution in 2012. The evolution of the liquidity management ratios in 2012 and business and market trends that gave rise to it are shown on pages 233-236.

The section ends with a qualitative description of the prospects for funding in 2013 for the Group and its main countries (page 236).

7.1. Introduction to the treatment of liquidity risk and funding

▶	Santander developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.

▶	This structure makes it possible for Santander to take advantage of its solid business model in order to maintain comfortable liquidity positions at Group level.

▶	In the last few years, it has been necessary to adapt the funding strategies to the new commercial business trends and the markets’ conditions.

▶	In 2012, and in a very demanding environment, the Group strengthened its liquidity situation and that of its subsidiaries, enabling it to tackle 2013 from a good starting point.

Liquidity management and funding have always been basic elements in Banco Santander’s business strategy and a fundamental pillar, together with capital, in supporting its balance sheet strength.

Relegated during the expansion period to a second level importance, liquidity has recovered its importance in the last few years because of the rising tensions in financial markets against the backdrop of a global economic crisis. This scenario has enhanced the importance for banks of having appropriate funding structures and strategies to ensure its intermediation activity,

During this period of stress, Santander has enjoyed an appropriate liquidity position, higher than that of its peers, which has given it a competitive advantage to develop and expand its activity in an increasingly demanding environment.

This better position for the whole Group has been supported by a decentralised funding model consisting of autonomous subsidiaries and self-sufficient in liquidity. Each subsidiary is responsible for covering the liquidity needs of its current and future activity, either through deposits captured from its customers in its area of influence or through recourse to the wholesale markets in which it operates, within a framework of management and supervision coordinated at the Group level.

The funding structure is one that shows its greatest effectiveness in situations of high levels of market stress as it prevents the difficulties of one area from affecting the funding capacity of the Group and of other areas, as could happen in the case of a centralised funding model.

This funding structure also benefits from the opportunities of a solid retail banking model: with a significant presence (market shares of around 10% or more) in 10 high potential markets, focused on retail clients and high efficiency. All of this gives our subsidiaries a big capacity to attract stable deposits, as well as a strong issuance capacity in the wholesale markets of these countries, generally in their own currency, and backed by the strength of their franchise and belonging to a leading group.

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At the end of 2012, the Group’s large management units, from the standpoint of funding, were self-financing except for Santander Consumer Finance because of the nature of its business. The main balance sheet items were as follows:

MAIN UNITS AND BALANCE SHEET ITEMS

December 2012. EUR billion

			Customer	M/LT
	Total assets	Net loans	deposits*	funding**
Spain	356.1	194.2	201.9	84.9
SCF	74.0	56.7	31.9	7.4
Portugal	42.2	26.0	24.0	3.2
Poland- BZ WBK	14.9	9.7	11.2	0.1
UK	359.7	250.5	194.5	76.0
Brazil	148.7	74.5	69.8	21.2
Mexico	46.9	20.4	24.7	2.1
Chile	40.7	29.7	22.4	6.8
Argentina	8.3	5.2	6.3	0.0
US	62.9	41.3	38.1	11.7

Total Group	1,269.6	720.5	638.2	213.6

*	Includes retail commercial paper in Spain.
**	M/L term issues in the market, securitizations and other secured financing in markets, and funds borrowed from FHLB lines. All of them for their nominal value.

Santander’s management of funding and liquidity risk, both theoretical and practical, is set out in the following sections:

•	Liquidity management framework – monitoring and control of liquidity risk.

•	Funding strategy and evolution of liquidity in 2012.

•	Outlook for 2013.

7.2. Liquidity management framework-monitoring and control of liquidity risk

Management of structural liquidity aims to fund the Group’s recurring activity in optimum conditions of term and cost, avoiding the assumption of undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.
•	Needs derived from medium and long term activity must be financed by medium and long term instruments.

•	High contribution from customer deposits, derived from the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/investors, markets/currencies and terms.

•	Limited recourse to short-term funding.

•	Availability of a sufficient liquidity reserve, which includes the discount capacity in central banks to be used in adverse situations.

The effective application of these principles by all the entities that comprise the Group required development of a unique management framework built around three essential pillars:

•	A solid organisational and governance model that ensures the involvement of the senior management of subsidiaries in decision-taking and its integration into the Group’s global strategy.

•	Deep balance sheet analysis and measurement of liquidity risk, which supports decision-taking and its control.

•	Management adapted in practice to the liquidity needs of each business.

7.2.1. Organisational model and governance

Decision-taking process regarding structural risks, including liquidity risk, is carried out by local asset and liability committees (ALCOs) in coordination with the markets committee.

The markets committee is the main body at Group levels, which coordinates and supervises all the global decisions that influence measurement, management and control of liquidity risk. It is headed by the chairman of the bank and comprises the 2nd vice-chairman and chief executive officer, the 3rd vice-chairman (who is, in turn, the chairman of the delegated risk committee), the chief financial officer and the senior vice-chairman for risk and those responsible for the business and analysis units.

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In line with these principles, the local ALCO set the strategies that ensure and/or anticipate the funding needs of their business. They are supported by the financial management and market risk areas, which present analysis and proposals for a correct management and control compliance with the limits set.

In line with best governance practices, the Group establishes a clear division between executing the financial management strategy (the responsibility of the financial management area) and monitoring and control (the responsibility of market risks).

7.2.2. Balance sheet analysis and measurement of liquidity risk

Taking decisions on funding and liquidity is based on a deep understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of future liquidity needs generated from businesses (projection of liquidity), as well as from expected access to and current situation of funding sources in the wholesale markets.

The objective is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term needs with stable sources of funding, optimising the impact of its cost on the income statement.

This requires monitoring of the structure of balance sheets, forecasting short and medium-term liquidity and establishing the basic metrics.

At the same time, various stress tests are also conducted taking into account the additional needs that could arise from various extreme, although possible, events. These could affect the various items of the balance sheet and/or sources of financing differently (degree of renewal of wholesale financing, deposit outflows, deterioration in the value of liquid assets, etc.), whether for global market reasons or specific ones of the Group.

The inputs for drawing up the various contingency plans for the Group are obtained from the results of the analysis of balance sheets, forecasts and scenarios which, in turn, enable a whole spectrum of potentially adverse circumstances to be anticipated.

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All these actions are in line with the practices being fostered by the Basel Committee in order to strengthen the liquidity of banks, whose objective is to define a framework of principles and metrics that is still under observation.

Greater detail on the measures, metrics and analysis used by the Group and its subsidiaries to manage and control liquidity risk is set out below:

Methodology for monitoring and controlling liquidity risk

The objectives of the Group’s liquidity risk measures are:

•	To achieve greater efficiency in measuring and controlling liquidity risk.

•	To support financial management, for which the measures are adapted to the form of managing the Group’s liquidity.

•	Alignment with BIS III to avoid “conflicts” between different limits and facilitate their management.

•	Be an early warning system, anticipating potential risk situations by monitoring certain indicators.

•	Attain the involvement of countries. The metrics are developed on the basis of common and homogeneous concepts that affect liquidity, but the analysis and adaptation of each unit is needed.

There are two types of basic metrics used to control liquidity risk: dynamic and static ones. The first category basically includes the liquidity gap and the second one the balance sheet’s net structural position. As an additional element, the Group develops various stress scenarios. These three metrics are as follows:

a) Liquidity gap

The liquidity gap provides information on the contractual and estimated (by hypothesis) cash inflows and outflows for a certain period of time, for each of the main currencies in which the Group operates.

The gap provides information on the sources and uses of funds expected in specific time periods, in relation to the total on- and off-balance sheet items. This analysis tool is obtained from the net of the structure of maturities and flows for each period established. The liquidity available is contrasted with the needs arising from maturities.

In practice, and given the different performances of a same item in the Group’s subsidiaries, there are common standards and methodologies to homogenise the building of liquidity risk profiles for each unit as well as be presented in a comparable way to the bank’s senior management.

In the Group’s case, a consolidated look at the liquidity gaps is of very limited use for managing and understanding liquidity risk. This use is even more reduced if the gaps result from the use of contractual maturities.

Of note in the various analysis made using the liquidity gap is that for wholesale funding. On the basis of this analysis a metric has been defined whose objective is to guarantee that sufficient liquid assets are maintained in order to attain a minimum liquidity horizon, in a scenario in which wholesale funding is not renewed at its maturity.

The minimum liquidity horizons are determined in a corporate and homogeneous way for all units/countries, which must calculate their wholesale liquidity metric in the main currencies in which they operate.

Bearing in mind the market tensions in 2012, this wholesale liquidity gap is closely monitored in the parent bank and in the euro zone units.

At the end of 2012, all units were in a comfortable position in the horizons established for this scenario.

b) Net structural position

The objective of this metric is to determine the reasonability of the financing structure of the balance sheet. The Group’s criterion is to ensure that the structural needs (customer loans, fixed assets, etc.) are covered by an adequate combination of wholesale funding sources and a stable base of retail deposits.

Each unit draws up its liquidity balance sheet in accordance with the features of their businesses and compare them with the various funding sources they have. The main factors taken into account when determining this metric are the recurrence of the businesses to be financed, the stability of funding sources and the capacity of assets to become liquid.

In practice, each subsidiary draws up its liquidity balance sheet (different from the accounting one) by classifying the various asset and liability items and off-balance sheet ones on the basis of their nature for the purposes of liquidity. This determines the financing structure that must comply at all times with a key premise: basic businesses must be financed with stable funds and medium and long term funding. All of this guarantees a sound financial structure and the sustainability of business plans.

At the end of 2012, the Group had a structural liquidity surplus of EUR 157,000 million following improvements in the main units.

c) Analysis of scenarios

As an additional element to the metrics, the Group develops various stress scenarios. The main objective is to identify the critical aspects in each potential crisis and define the most appropriate management measures to tackle each of these situations.

Generally speaking the units take into account three scenarios in their liquidity analysis: systemic, idiosyncratic and hybrid. These represent the minimum standard analysis established for all the Group’s units and which are provided to senior management. Each of the units also develops ad hoc scenarios that replicate significant historic crises or specific liquidity risks of their environment.

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The main features of the three basic scenarios are:

•	An idiosyncratic crisis only affects a bank but not its environment. This is basically reflected in wholesale funds and in retail deposits, with various percentages of outflows depending on the severity defined.

Within this category a specific crisis scenario that a local unit could suffer as a result of a crisis in the parent bank (Banco Santander) is studied. This scenario was particularly relevant in 2012 because of tensions suffered by countries on the periphery of the euro zone.

•	A systemic crisis is an attack by the international financial markets on the country where the local unit is located. Each unit would be affected to varying degrees, depending on its relative position in the local market and the image of soundness it has. Among other factors which would be affected in this scenario are, for example, the wholesale funding lines from the closure of markets or the liquid assets linked to the country whose market value would be significantly reduced.

•	Hybrid crisis. In this scenario, some of the factors mentioned in the scenarios above are stressed. Particular attention is paid to the most sensitive aspects from the standpoint of the unit’s liquidity risk.

These metrics and scenarios are directly linked to the process of drawing up and executing the liquidity contingency plan by the financial management area.

At the end of 2012, and in a scenario of a potential systemic crisis affecting the wholesale funding of units in Spain, Grupo Santander had an appropriate liquidity position. The wholesale liquidity metric horizon in Spain (included within the liquidity gap measures) showed levels of more than 90 days during which the liquidity reserve would cover all the maturities of wholesale financing.

As well as these three metrics, a series of internal and market variables was defined as early warning indicators of possible crises, which can also state their nature and severity. Their integration in daily liquidity management enables situations that could affect the Group’s liquidity risk to be anticipated. Although these alerts vary from country to country and from bank to bank on the basis of specific determinants, some of the parameters used are common in the Group such as Banco Santander’s level of CDS, the evolution of deposits from customers and the interest rate trend of central banks.

7.2.3. Management adapted to business needs

In practice, and in line with the financing principles set out, Grupo Santander’s liquidity management consists of:

•	Drawing up every year a liquidity plan based on the funding needs derived from the budgets of each business and the methodology already described. On the basis of these liquidity needs and taking into account prudent limits of recourse to short-term markets, an issuance and securitisation plan for the year for each subsidiary/global business is established by the financial management area.
•	Monitor during the year the evolution of the balance sheet and of the financing needs of the subsidiaries/businesses, which gives rise to updating the plan.

•	Maintain an active presence in a large number of wholesale funding markets that enables an appropriate structure of issues to be sustained, diversified by products and with an average conservative maturity.

The effectiveness of this management is based on implementation in all subsidiaries. Each subsidiary budgets the liquidity needs based on its activity of intermediation and assesses its capacity of recourse to wholesale markets in order to establish an issuance and securitisation plan, in coordination with the Group.

The Group’s main subsidiaries are self-sufficient as regards their structural financing. The exception is Santander Consumer Finance which needs the support of other Group units, particularly that of the parent bank, given its nature as a consumer finance specialist operating mainly via dealers. This financing is always done at market prices on the basis of the maturity term and the internal rating of the borrower.

In any case, the parent bank’s support for Santander Consumer Finance has been reduced to less than a third in the last three years (from EUR 15,000 million in 2009 to around EUR 4,500 million). The developments underway to attain self-financing levels similar to those of the rest of the subsidiaries, through recourse to retail clients as well as wholesale funding, are successfully covering their phases and will be completed in the short term.

7.3. Financing strategy and evolution of liquidity in 2012

7.3.1. Funding strategy

Santander’s financing activity over the last few years has achieved its objective of adequately funding the Group’s recurring activity in a very demanding environment characterised by a greater perception of risk, scarce liquidity in certain maturity terms and their higher cost.

This good performance was supported by extending the management model to all the Group’s subsidiaries, including new ones, and, on top of that, adapting the subsidiaries’ strategy to the increasing requirements of markets. These requirements have not been the same for all markets and have attained much higher levels of difficulty and pressure in some areas such as on the periphery of Europe.

It is possible, however, to extract a series of general trends implemented by Santander’s subsidiaries in their funding and liquidity management strategies in the last three years. They are the following:

•	Lower growth in lending because of the environment, particularly in countries such as Spain and Portugal

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undergoing adjustments. On the other hand, growth in emerging markets (Latin America) and in units and businesses under development (US, Germany, Poland and UK SMEs).

Group loans excluding repos increased by around EUR 40,000 million since the end of 2009 (+6%), including those by new units incorporated to the Group (Poland and Germany).

•	Priority focus on capturing customer funds. Group deposits excluding repos but including retail paper rose by EUR 122,000 million (+26%), a growth three times more than that of lending.

All countries increased deposits, particularly those units that grew the most in lending and those under higher stress from the markets. Among the first group are Brazil, Mexico and Chile with a combined rise in deposits of 31% in local currency, and among the second Spain and Portugal whose deposits grew by 33% in the last three years.

•	Maintain adequate and stable levels of medium and long term wholesale funding at the Group level (22% of balance sheet for liquidity management purpose at the end of 2012 vs. 23% in 2009). The decentralised model for subsidiaries helped to maintain a high level of activity in wholesale markets in a more demanding period.

Of note was the greater activity in the UK resulting from the change in regulatory conditions, and of the main Latin American countries (Brazil, Mexico and Chile) because of their strong growth in lending.

In Europe, the securitisation activity of Santander Consumer Finance was extended to new markets such as Finland, Sweden and Norway, converting their units into pioneers in securitisation of auto finance. Also noteworthy was the incorporation in 2012 of SHUSA, Santander Group’s holding in the US, to the pool of the Group’s significant issuers.

Lastly, in Spain, where business required reduced liquidity needs in the last three years, the Group maintained a conservative issuance policy (EUR 54,000 million of medium and long term debt in 2010-2012, close to 80% of maturities and amortisations), taking advantage of the strength of the Santander brand and credit quality.

•	Ensure a sufficient volume of assets eligible for discount in central banks and other public institutions as part of the liquidity reserve (as set out in page 235 of this report) to meet stress situations in wholesale markets.

The Group increased its total discounting capacity in 2012 to around EUR 130,000 million (close to EUR 100,000 million in 2010 and 2011). This required from the subsidiaries a continuous strategy to generate assets eligible for discount in order to compensate for the reduction in the value of guarantees as a result of downgrading of ratings in the period, particularly of sovereign debt and related assets.

A large part of this total discounting capacity was generated by the units in the euro zone. These benefited from the quality of their assets and from the extraordinary monetary policy measures implemented by the European Central Bank (ECB) at the end of 2011 and the beginning of 2012 (basically, widening of collateral and three-year liquidity auctions) in order to boost its liquidity buffer notably.

At the end of 2012, Santander had a total volume eligible for discounting that comfortably exceeded the commercial gap (i.e. the difference between net loans and deposits) at Group level. It represents more than 160% of the gap after the dynamics of the aforementioned volumes, which were developed more intensely in 2012.

During 2012, and faced with the situation in the euro markets, Santander followed a prudent policy of depositing in the same central banks included in the Eurosystem most of the funds raised from them, as an immediate liquidity reserve, making its global net position virtually zero.

In January 2013, the improvement in the Group’s liquidity position and that of the units in Spain, combined with an easing in the wholesale funding markets, led Santander to return all of the funds taken by Banco Santander and

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Banesto in the first auction of Long Term Refinancing Operations (LTROs) conducted by the ECB in December 2011. Santander returned EUR 24,000 million deposited in the Eurosystem central banks, the maximum allowed in the first repayment window offered by the ECB.

All these developments made on the foundations of a solid liquidity management model made it possible for Santander to enjoy a very robust financing structure that sets it apart from most of its international peers. The basic features of this structure are:

•	High relative share of customer deposits in an essentially retail banking balance sheet.

Customer deposits are the main source of the Group’s financing. Including retail commercial paper (given its role as replacing time deposits in Spain), they accounted for around two-thirds of the Group’s funding and 89% of net loans at the end of 2012.

They are also very stable funds given their retail origin (more than 85% of the deposits come from retail banking).

*	Balance sheet for the purposes of liquidity management: total balance sheet net of trading derivatives and interbank balances.
**	Including retail commercial paper in Spain.
•	Diversified wholesale funding focused on the medium and long term and with a very small relative share of short term.

Medium and long term funding accounts for less than one quarter of the Group’s funding and comfortably covers the rest of net loans not financed by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 1/3 senior debt, 1/3 covered bonds, 1/3 securitisations and the rest) and also by markets so that those with the highest shares in issues are those where investor activity is the strongest.

The charts showing the geographic distribution of gross loans and of medium and long term funding are shown below so that their similarity can be appreciated.

The bulk of medium and long term wholesale funding consists of debt issues. Their outstanding balance at the end of 2012 was EUR 153,000 million nominal, with an average maturity of 3.8 years and an appropriate distribution profile.

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The distribution by instruments, the evolution over the last three years and their maturity profile were as follows:

MEDIUM AND LONG TERM DEBT ISSUES, GRUPO SANTANDER

Million euros

Evolution of outstanding balances in nominal value

	December 2012	December 2011	December 2010
Preferred shares	4,765	5,657	7,525
Subordinated debt	11,004	14,184	20,633
Senior debt	69,916	73,693	63,519
Covered bonds	67,468	68,240	62,974

Total*	153,152	161,774	154,651

Distribution by maturity, December 2012*

	0-1	1-3	3-6	6-9	9-12	12-24	2-5	Over 5
	month	months	months	months	months	months	years	years	Total
Preferred shares	0	0	0	0	0	0	0	4,765	4,765
Subordinated debt	0	194	0	0	0	227	4,824	5,759	11,004
Senior debt	4,533	6,436	6,840	4,297	4,389	15,438	23,368	4,615	69,916
Covered bonds	0	2,808	3,551	4,696	300	11,267	29,811	15,035	67,468

Total*	4,533	9,437	10,391	8,993	4,689	26,932	58,003	30,174	153,152

*	In the case of issues with put option in favour of the holder, the maturity of the put option will be considered instead of the contractual maturity.

Note: the entire senior debt issued by the Group’s subsidiaries does not have additional guarantees.

As well as debt issues, the medium and long term wholesale funding is completed by lines from the Federal Home Loan Banks in the US (EUR 10,000 million at the end of 2012) and by funds obtained from securitisation activities. The latter includes securitisation bonds placed in the market, other collateralised financing and other special ones for a total amount of EUR 50,000 million and an average maturity of around 2.5 years, which compares well with market standards.

The wholesale funding of short term issuance programmes is a marginal part of the structure as it accounts for less than 2% of financing (excluding the aforementioned retail commercial paper) and is well covered by liquid financial assets.

The outstanding balance at the end of 2012 was EUR 17,000 million, mainly raised by the UK unit and the parent bank through existing issuance programmes: various programmes of CDs and commercial paper of the UK (60%), European commercial paper and US commercial paper of the parent bank (25%), and from other units (15%).

In short, Santander enjoys a very solid and robust financing structure based on an essentially retail banking balance sheet that enables the Group to cover comfortably its structural liquidity needs (loans and fixed assets) with permanent structural funds (deposits, medium and long term funding and equity), which generates a large surplus of structural liquidity.

This robustness at the Group level is also distinctive of the balance sheets of the countries in which we operate and of the main subsidiaries, except for Santander Consumer

Finance. The commercial gap of these subsidiaries is amply covered by issues and medium and long term financing, the recourse to short-term funds is very small and, as a result, there is a structural liquidity surplus.

7.3.2. Evolution of liquidity in 2012

▶	Further improvement in liquidity ratios (Group LTD: 113%), backed by deleveraging in key markets and by issuance of the main subsidiaries (EUR 43,000 million of medium and long term issues and securitisations).

▶	Strengthened position with a high liquidity reserve (EUR 217,000 million).

▶	Facing 2013 from a comfortable position enabled the repayment of the EUR 24,000 million borrowed from the ECB (100% of funds borrowed by Banco Santander and Banesto in the first LTROs auction).

From the funding standpoint, 2012 was the most demanding of the last few years. The intensified Greek crisis and doubts on the euro’s survival sharply pushed up the risk premiums of the sovereign debt of many European countries to their highest levels since the creation of the single currency. This tension led to the narrowing of wholesale markets for most of the year, particularly in countries on the periphery, with reduced issueing “windows” at the start and the end of the year only for the best credit quality companies. This issuance difficulty increased the appetite for retail deposits even further; they had already been the object of strong competition in most European markets.

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In this context Santander managed to improve its liquidity position as reflected in two basic aspects:

1. Improvement in basic liquidity ratios

The table shows the evolution in the last few years of the basic metrics for monitoring liquidity at the Group level:

GRUPO SANTANDER MONITORING METRICS

	2012	2011	2010	2009	2008
Net loans/net assets*	74%	77%	75%	79%	79%
Net loan-to-deposit ratio	113%	117%	117%	135%	150%
Customer deposits and medium and long term funding/net loans	118%	113%	115%	106%	104%
Short term wholesale funding/net liabilities	2%	2%	3%	5%	7%
Structural liquidity surplus (%/net liabilities*)	16%	13%	14%	8%	4%

*	Balance sheet for liquidity management purposes.

Note: in 2011 and 2012, customer deposits include retail commercial paper in Spain (excluding short term wholesale funding).

At the end of 2012, and compared to 2011, Grupo Santander registered:

•	A fall in the ratio of loans/net assets (total assets less trading derivatives and interbank balances) to 74% due to the decline in lending in the environment of deleveraging. The ratio reflects the retail nature of Santander’s balance sheet.

•	An improvement in the net loan-to-deposit ratio to 113% (including retail commercial paper) from 117% in 2011. This continued the downward trend started in 2008 (150%), the result of the effort made to capture retail deposits throughout the Group.

•	The ratio customer deposits and medium and long term financing/lending also improved, combining the improvement in liquidity from business management with the Group’s issuance capacity. The ratio was 118% (113% in 2011), well above 104% in 2008.

•	Recourse to short-term wholesale funding was also reduced (below 2%), in line with that in 2011.

•	Lastly, the Group’s structural surplus (i.e., the excess of structural financing funds -deposits, medium and long term funding and capital- over structural liquidity needs -net loans and fixed assets-) rose significantly in 2012 to EUR 157,000 million, basically due to the reduction in the commercial gap.

This improvement in the Group’s liquidity position is the result of the evolution of several subsidiaries. Of note were Spain and Portugal with a combined loan-to-deposit ratio (including retail commercial paper) of 97% at the end of 2012 (118% in 2011), which improved the Group’s average ratio.

The table below sets out the most frequently used liquidity ratios for Santander’s main units at the end of 2012.

LIQUIDITY RATIOS FOR THE MAIN UNITS

December 2012. (%)

	Net loan-to-deposit	Deposits+M & LT
	ratio	funding/net loans
Spain	96	148
Portugal	108	105
Santander Consumer Finance	178	69
Poland-BZ WBK	87	116
UK	129	108
Brazil	107	122
Mexico	82	132
Chile	132	98
Argentina	83	120
US	108	121

Total Group	113	118

Note. In Spain, including retail commercial paper in deposits.

The drivers behind the improvements in the liquidity ratios in 2012, at Group level and in the subsidiaries, were:

•	A generalised reduction in the commercial gap, taking advantage of the capacity to capture customer funds and the deleveraging trends in some countries, and;

•	A high issuance capacity in wholesale markets.

As regards the first factor, many units in 2012 focused on increasing their customer deposits as the basis for financing growth in lending.

The greater growth was concentrated in Spain (+EUR 22,000 million) where Santander took advantage of customers searching for quality to gain market share (via deposits and retail commercial paper) in a market undergoing restructuring. The combination of this trend with the decline in lending because of deleveraging explains the significant improvement in liquidity ratios. Portugal shows similar, but not so strong, trends.

Overall, these trends enabled the units in Spain and Portugal to reduce by more than EUR 42,000 million their commercial gap, a volume almost double that of the maturities in their issues of medium and long term debt during the year.

In the UK, the US and Latin America, where there is increasing access to more normalised medium and long term wholesale markets, the evolution of deposits in the various units was limited to accompanying growth in lending. In the case of Santander Consumer Finance and Poland’s BZ WBK (the latter with a surplus of deposits over loans) management was more centred on optimising the cost of funds.

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As regards issuance, the Group was supported by market and currency diversity, and by the “windows” offered by euro markets, to maintain high levels of fund raising even in unfavourable scenarios.

The Group captured EUR 43,000 million in medium and long term issues of fixed income and securitisations in 2012. The chart below sets out their distribution by instruments and geographic areas.

MEDIUM AND LONG TERM ISSUES AND SECURITISATIONS PLACED IN THE MARKET

January-December 2012

Note: other collateralised financing is included in securitisations.

Issues were made in 10 currencies, involving 13 issuers in 10 countries, with an average maturity of around 4.3 years.

Medium and long term issues (senior debt and covered bonds) raised EUR 31,000 million. Two points are worth mentioning:

•	The parent bank’s issuance capacity (almost EUR 16,000 million with Banesto) in a scenario as adverse as that in 2012, which underscored Santander’s financial strength for international investors.

•	The jump made by Latin American units both in quantitative (more than EUR 8,000 million issued) and qualitative terms: the four main countries (Brazil, Mexico, Chile and Argentina) made issues. Furthermore, Mexico and Chile made benchmark issues in the region (10-year senior debt in dollars with a high quality international demand).

In securitisations, the Group’s subsidiaries placed in the market close to EUR 12,000 million of securitisation bonds and medium and long term structured funding collateralised by securitisation bonds or covered bonds.

Along with the UK market which took 84% of the Group’s placements, also noteworthy was the securitisation activity of Santander Consumer Finance backed by investors’ appetite for its assets. This demand enabled two new units of Santander Consumer to access new wholesale markets (Finland and Sweden). In both cases, the Group made the first securitisation of loans for auto finance.

Regulatory ratios

Lastly, and in relation to regulatory ratios, the Basel Committee in 2013 approved the definitive implementation of the liquidity coverage ratio (LCR), both as regards defining the eligible assets to include in the liquidity buffer, as well as the period for their gradual introduction. Implementation will begin on

1 January 2015, with 60% coverage which will be gradually raised by 10 points a year to 100% in 2019.

At the end of 2012, Grupo Santander comfortably met the full requirements of the new LCR ratio as regards its complete application.

2. Increase in the liquidity reserve

This is the second main aspect which reflects the improvement in the Group’s liquidity position during 2012.

The liquidity reserve is the total of the highly liquid assets of the Group and its subsidiaries. It serves as a last resort recourse at times of maximum stress in markets, when it is impossible to obtain funding with adequate maturity terms and prices.

As a result, this reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries.

At the end of 2012, Grupo Santander’s liquidity reserve amounted to more than EUR 217,000 million (over 20% of the total Group’s external financing). The structure of this volume by type of asset, according to the effective value (net of haircuts), was as follows:

LIQUIDITY RESERVE AT 31/12/2012

Effective value (net of haircuts) in million euros

Cash and holdings at central banks	83,909
Uncumbered sovereign debt	41,930
Undrawn credit lines granted by central banks	79,116
Assets eligible as collateral and undrawn credit lines	12,120

Liquidity reserve	217,075

Note: the reserve excludes other assets of high liquidity such as listed fixed income and equity portfolios.

In 2012, the Group was particularly active in generating eligible assets linked in general to development of business with customers. This enabled both the maturities of existing assets as well as cuts in credit ratings and in the value of guarantees to be offset when obtaining liquidity from central banks.

At the same time, the extraordinary liquidity measures put into effect by central banks have increased the discounting capacity of the banking sector as a whole. In the case of Grupo Santander, and backed by the quality of its assets, this capacity rose from around EUR 100,000 million in 2010 and 2011 to around EUR 133,000 million at the end of 2012.

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Encumbered assets-funding

Lastly, it is worth mentioning the moderate weight of secured funding in the Group’s liquidity position, either in raising medium and long term wholesale funds, or in the central bank funding via discounts of eligible assets, as well as by capturing customer deposits via fixed income repos.

•	As regards wholesale funding, of note are issues of covered bonds (mortgage and public sector), as well as the placement of securitisations and other secured funding (structured, FHLB lines). At the end of 2012, the Group had placed in the market more than EUR 67,000 million of covered bonds in nominal value (EUR 3,500 million public sector and the rest mortgage-backed), as well as EUR 57,000 million of securitisations and other collateralised funding.

•	With respect to the generation of eligible assets, the various subsidiaries issue central bank eligible covered bonds and securitisations that they retain in portfolio to be used as collateral in the financing facilities of central banks with whom they operate. The Group also has loans eligible for direct discounting in central banks, part of which are pledged in various facilities. At the end of 2012, the Group had obtained EUR 49,000 million of financing through central bank discounting. Most of these funds are deposited back in central banks, increasing the liquidity reserve, and so they barely contributed to net financing.

•	Lastly, around EUR 48,000 million of the total customer deposits relate to repos, secured by fixed income portfolios. The rest of repos related to market activities did not contribute to financing the Group’s commercial activity so that they are netting off the fixed-income portfolios in the balance sheet for liquidity management purposes.

At the end of 2012, the Group had in net terms EUR 174,000 million of financing of its activity (18% of its net liabilities, i.e. of the liquidity balance sheet) collateralised via the aforementioned items.

7.4. Funding outlook for 2013

Grupo Santander began 2013 with a comfortable liquidity position and lower issuance needs in the medium and long term due to the deleveraging process, which allowed the Group to return EUR 24,000 million, borrowed in 2011, to the ECB at the end of January 2013, as already commented upon on page 232.

It does not have any relevant concentration of maturities in the coming years and, furthermore, the various dynamics of the business areas and markets make it unnecessary to cover all the maturities. This will lead the Group to develop differentiated strategies in each of them.

In Spain and Portugal, as in 2012, the units are expected to generate sufficient liquidity in commercial businesses to cover medium and long term maturities, whose total volume will not be very different to the maturities in 2012. Of note among the rest of European units is the ongoing Santander Consumer Finance strategy of securitisations to achieve its self-financing in the short term.

In the UK, part of the liquidity surplus accumulated in 2012 was used to finance the growth of the unit and part of the maturities of issues while reinforcing and optimising its deposits base. Deposits in the US will continue to accompany lending growth.

In Latin America, where activity is more dynamic, the emphasis will be maintained on growth in deposits in order to finance commercial activities, while strengthening issuance in wholesale markets opened to the Group’s large units.

In any case, while the current uncertainty persists, Santander will continue its conservative issuance policy in order to strengthen its solid position.

The issues made by the parent bank in Spain in January 2013 are a good example of this strategy. Taking advantage of the reduced tensions in markets and the lower risk premium of Spanish sovereign debt, Banco Santander made two issues of senior debt and covered bonds and captured EUR 3,000 million at a maturity term well above the previous year (7 and 5 years, respectively, compared to an average of 4.3 years in 2012) and significantly lower costs (in the case of the senior debt, 20% less than the average cost in 2012 despite more than doubling the average maturity of the previous year).

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8. OPERATIONAL RISK

8.1 Definition and objectives

Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances. They are, in general, purely operational events, which makes them different from market or credit risks, although they also include external risks, such as natural disasters.

The objective in control and management of operational risk is to identify, measure/evaluate, control/mitigate and monitor this risk.

The Group’s priority, is to identify and eliminate risk focuses, regardless of whether they produce losses or not. Measurement also helps to establish priorities in management of operational risk.

Grupo Santander opted, from the beginning, to use the standard method for calculating regulatory capital by operational risk, envisaged in the BIS II rules. The Group is weighing up the best moment to adopt the focus of advanced models (AMs), bearing in mind that a) the short-term priority in management of operational risk centres on its mitigation; and b) most of the regulatory requirements established for being able to adopt the AMs must be incorporated into the standard model (already achieved in the case of Grupo Santander’s operational risk management model).

The report on Prudential Significance/Pillar III in section 11 includes information on calculating the equity requirements by operational risk.

8.2 Corporate governance and organisational model

The organisational model for controlling and managing risks is in line with the Basel guidelines and establishes three levels of control:

•	First level: control functions conducted by the Group’s units. It seeks to ensure that business and the institution as a whole does not incur this type of risks.

•	Second level: functions carried out by the corporate areas. It establishes rules and controls compliance by the first layer of control.
•	Third level: integral control functions by the risks division-integral control area and internal validation of risk (CIVIR).

This model is constantly reviewed by the internal auditing division.

In the technology and operations division, the corporate area of technological and operational risk (CATOR) defines the policies and methodology, as well as managing and controlling the technological and operational risks.

The Group believes it is convenient for the first and second layer of control functions to be developed within this division, where operational risk is managed more directly and which has the most appropriate resources and staff to identify, measure, assess and mitigate this risk. All of this is conducted within a recurring supervision of the Group’s organs of control, in accordance with its strong risk management culture.

All local areas are responsible for the implementation, integration and local adjustment of the policies and guidelines established by the corporate area, carried out by the operational risk executives in each of the units.

This operation risk management structure is based on the knowledge and experience of the executives of the Group’s various areas. Particular importance is given to the role of local executives.

The two committees for managing and controlling technological and operational risk (TOR) are:

•	Corporate Committee of TOR, which comprises executives from the various divisions related to management and control of this risk: its objectives are to supply a broad view of operational risk in the Group and establish effective measures and corporate criteria in the spheres of management, measurement, monitoring and mitigation of this risk.

•	Corporate Committee of CATOR: it meets twice a month. This committee monitors CATOR’s projects and the Group’s risk exposure. Local executives and those from integral control of risks also form part of the committee.

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The Group monitors and controls technological and operational risk through its governance bodies. The board, the executive committee and the Group’s management committee regularly include treatment of relevant aspects in management and mitigation of operational risk.

The Group, through approval in the risk committee, also establishes every year operational risk limits. A risk appetite is set which must be situated in low and medium-low profiles, which are defined on the basis of the level of the various ratios. Limits are set by country and for the Group on the basis of the gross loss/gross income ratio.

Lastly, the corporate governance structure was increased in 2012, by incorporating:

•	Monthly committees between CATOR and CIVIR. The contents of this committee are diverse, although focused on aspects such as organisation and governance, review of the tools and management methodologies of TOR and of the evolution of exposure to this risk.

•	Committee of Local Information Security Officers (LISOs), which guarantees implementation of the corporate model of security in each country/unit and identifies and drives the measures for continuous improvement in the Group’s security.

•	Monthly committee of review and continuous monitoring of issues related to management of TOR in the sphere of production and management of infrastructure, fostering global actions to mitigate risk. It is held with executives of the Group’s technology areas.

8.3 Risk management model

The Group’s operational risk management incorporates the following elements:

The various phases of the technological and operational risk management model are:

•	Identify the operational risk inherent in all activities, products, processes and banking systems.

•	Measure and assess the operational risk objectively, continuously and in line with the regulatory standards (Basel II, Bank of Spain) and the banking industry, establishing risk tolerance levels.

•	Continuously monitor the exposure of operational risk, implement control procedures, improve internal knowledge and mitigate losses.

•	Establish mitigation measures that eliminate or minimise operational risk.

•	Produce regular reports on the exposure to operational risk and the level of control for senior management and the Group’s areas/units, as well as inform the market and regulatory bodies.

•	Define and implement systems that enable operational risk exposures to be watched over and controlled and integrated into the Group’s daily management, taking advantage of existing technology and seeking the maximum computerisation of applications.

•	Define and document operational risk management policies, and introduce methodologies for managing this risk in accordance with regulations and best practices.

Grupo Santander’s operational risk management model contributes the following advantages:

•	Integral and effective management of operational risk (identification, measurement/assessment, control/ mitigation and information).

•	Better knowledge of existing and potential operational risks and assigning responsibility for them to the business and support lines.

•	Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.

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•	Facilitates the establishment of operational risk appetite limits.

Implementing the model: global initiatives and results

The main functions, activities and global initiatives adopted seek to ensure effective management of operational and technological risk are:

•	Define and implement the framework for corporate management of technological and operational risk management.

•	Designate coordinators and create operational risk departments.

•	Training and interchange of experiences: communication of best practices within the Group.

•	Foster mitigation plans: ensure control of implementation of corrective measures as well as ongoing projects.

•	Define policies and structures to minimise the impact on the Group of big disasters.

•	Maintain adequate control on activities carried out by third parties in order to meet potential critical situations.

•	Supply adequate information on this type of risk.

The corporate function enhances management of technological risk (TR), strengthening the following aspects among others:

•	The security of the information systems.

•	The contingency and business continuity plans.

•	Management of risk associated with the use of technologies (development and maintenance of applications, design, implementation and maintenance of technology platforms, output of computer processes, etc).

Almost all the Group’s units are incorporated into the model and with a high degree of uniformity. However, due to the different pace of implementation, phases, schedules and the historical depth of the respective databases, the degree of progress varies from country to country.

In general, all the Group’s units continue to improve all aspects related to operational risk management. This can be seen in the annual review by the internal auditing unit.

8.4. Measurement model and risk assessment

A series of quantitative and qualitative corporate techniques/tools have been defined to measure and assess technological and operational risk, which are combined to make a diagnosis (on the basis of the risks identified) and obtain an assessment (through measurement/evaluation) of the area/unit.

The quantitative analysis of this risk is carried out with tools that register and quantify the level of losses associated with TOR events. These include:

•	An internal database of events, whose objective is to capture all the Group’s losses from operational risk. The capturing of events related to operational risk is not restricted by setting thresholds (i.e. there are no exclusions for reasons of amount) and there are both events with accounting impact (including positive effects) as well as non-accounting ones.

•	Accounting conciliation processes have been established that guarantee the quality of the information gathered in the databases.

•	The main events of the Group and of each operational risk unit are particularly documented and reviewed.

•	An external database of events, as the Group participates in international consortiums, such as the Operational Risk Exchange (ORX).

•	Capital calculation by the standard method (see the corresponding section in the report on Prudential Relevance Report/Pillar II).

The tools defined for quantitative analysis seek to assess aspects (coverage/exposure) linked to risk profile. These tools are mainly:

•	A map of processes and risks and self-assessment questions. An adequate evaluation of the risks, on the basis of the expert criterion of the managers, enables a qualitative view of the Group’s main focuses of risk to be obtained, regardless of having materialized before.

•	Corporate system of operational risk indicators, in continuous evolution and coordination with the internal control area. They are various types of statistics or parameters that provide information on an institution’s exposure to risk. These indicators are regularly reviewed in order to alert them to changes that could reveal problems with risk.

The Group’s units in 2012 continued to make progress in exercises of risk self-evaluation. This evolution focused on the bases of risks to be evaluated, with a substantial enriching, as well as on incorporating to the methodology the estimated inherent and residual loss and the qualitative VaR according to the map of processes and risks. The

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experts from the various business and support areas assessed the risks associated with their processes and activities, estimating the average frequency of occurrence of the materialisation of risks as well as the average severity. The exercise also incorporated evaluating the greatest risk, the environment of control and linkage to compliance and reputational risk.

8.5. Evolution of the main metrics

As regards the databases of events, and consolidating the total information received, the evolution of net losses by Basel risk category in the last three years is set out below:

The evolution of losses by category shows a reduction in relative terms of external fraud and execution, delivery and management of processes thanks to the measures taken for their mitigation.

The category of practices with clients, products and business – which includes customer complaints on erroneous marketing, incomplete information and inexact products – increased. Of note was the contribution of payment protection insurance for clients in the UK. It should be pointed out that the complaints raised with the Group relate to a general problem in the UK banking sector, and the volume of complaints against the bank is considered proportionate to its market share. Although these events were sufficiently provisioned in 2011 by the Group, the settlements for these clients increased in 2012, in accordance with the planning by the unit.

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The chart below sets out the evolution of the number of operational risk events by Basel category over the last three years.

DISTRIBUTION OF NUMBER OF EVENTS BY OPERATIONAL RISK CATEGORY
% of total

8.6 Mitigation measures

The Group has a stock of mitigation measures (more than 900 active ones, of which more than 400 started in 2012), established in response to the main risk sources. They have been identified by analysing the tools used to manage operational risk, as well as the organisational and development model and by implementing preventative policies and procedures for managing and controlling risk.

The percentage of measures on the basis of the source and management tool, which identified the risk necessary to mitigate, was as follows:

*	The preventative policy concept includes measures from the corporate and local committees, the business continuation plan, training for employees and continuous improvement in the controls established.

The measures referred to are turned into action plans which are distributed in the following spheres:

The main mitigation measures centred on improving the security of customers in their usual operations, as well as continued improvements in processes and technology. Regarding the reduction of fraud, the main specific measures were:

•	Electronic fraud. Measures were established at the corporate and local levels, such as:

•	Improvements in the tracking of customer operations conducted by electronic banking, mobile phones and telephone banking (teams with specialised staff and intelligence software). These expert systems of scoring enable anomalies to be detected in the movements of customers and to warn them of suspicious operations.

•	Increased security in confirming customers’ operations using strong procedures for the signature of operations.

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These measures are locally implemented in the Group’s various countries such as the OTP-SMS passwords or physical devices that generate access codes (physical token).

•	Strengthening mechanisms to identify operations. Validation processes for activating telematics.

•	Technical measures for detecting and warning of the theft of customers’ credentials (phishing).

•	Fraud in the use of cards:

•	Migration to card technologies with chip (EMV).

•	Improvements in ATM security, including mechanisms to detect the falsification of cards (anti-skimming). These mechanisms are specifically orientated to prevent the cloaning of cards or the capturing of PINs.

The Group finished installing a new corporate system (SANSIRO) that supports all operational risk management tools and facilitates functions and information needs and reporting at both the local and corporate levels. The main features are:

•	It has the following modules: registry of events, map of risks and evaluation, indicators and reporting systems.

•	An application tool for all the Group’s institutions.

•	All operational risk management processes are automated.

•	In 2013, we will continue to invest in the platform and add elements that contribute to continuous improvement, incorporating the continuous evolution of methodologies related to management and control of this risk.

The different areas that cover this platform are:

In addition, a corporate methodology of operational risk scenarios is being developed in 2013, following various pilot experiences in 2012 such as that developed in the UK unit and the participation in the exercise led by the ORX consortium.

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8.7. Other aspects of control and monitoring of operational risk

Analysis and monitoring of controls in market operations

Due to the specific nature and complexity of financial markets, the Group considers it necessary to strengthen continuously operational control of this activity, thereby enhancing the very demanding and conservative risk and operating principles that Grupo Santander already regularly applied.

Regardless of the monitoring of all aspects related to operational control, attention in all the Group’s units to the following aspects is reinforced:

•	Review of the valuation models and in general the valuation of portfolios.

•	Processes to capture and independently validate prices.

•	Adequate confirmation of operations with counterparties.

•	Review of cancellations/modifications of operations.

•	Review and monitoring of the effectiveness of guarantees, collateral and risk mitigants.

Corporate information

The corporate area of technology and operational risk control has an integral management information system for operational risk, which consolidates every quarter the information available in each country/unit in the sphere of operational risk, so that it has a global view with the following features:

•	Two levels of information: corporate with consolidated information and the other individualized for each country/ unit.

•	Dissemination of the best practices between Grupo Santander’s countries/units, obtained through a combined study of the results of qualitative and quantitative analysis of operational risk.

Information on the following points is also drawn up:

•	Operational risk management model in Grupo Santander.

•	Human resources and perimeter of activity.

•	Analysis of the database of errors and incidents.

•	Operational risk cost and accounting conciliation.

•	Self-assessment questionnaire.

•	Indicators.

•	Mitigating/active management measures.
•	Business continuity and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance.

This information is the basis for complying with the reporting needs to the risk committee, senior management, regulators, rating agencies, etc.

Insurance in the management of operational risk

Grupo Santander regards insurance as a key element in management of operational risk. The area responsible for operational risk has been closely cooperating with the Group’s insurance area since 2004 in all those activities that entail improvements in both areas. For example:

•	Cooperation in the exposure of the Group’s operational risk control and management model to insurance and reinsurance companies.

•	Analysis and monitoring of recommendations and suggestions to improve operational risks made by insurance companies, via prior audits conducted by specialised companies, as well as their subsequent implementation.

•	Exchange of information generated in both areas in order to strengthen the quality of the databases of errors and the perimeter of coverage of the insurance policies for the various operational risks.

•	Close cooperation between local operational risk executives and local coordinators of insurance to strengthen mitigation of operational risk.

•	Regular meetings on specific activities, states of situation and projects in both areas.

•	Active participation of both areas in the unit for global sourcing of insurance, the Group’s maximum technical body for defining coverage strategies and contracting insurance.

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9. COMPLIANCE AND REPUTATIONAL RISK

9.1 Definitions and objective

The compliance risk is the risk of receiving economic or other sanctions, or other types of disciplinary measures by supervisory bodies for not complying with laws, regulations, rules, standards of self-regulation or codes of conduct applicable to the activity developed.

The reputational risk is that linked to the perception of the Group by its various stakeholders, both internal and external, of its activity, and which could have an adverse impact on results, capital or business development expectations. This risk relates to juridical, economic-financial, ethical, social and environmental aspects, among others.

The Group’s objective in the sphere of compliance risk is: (i) to minimise the probability that irregularities occur; (ii) that the irregularities that could eventually occur are identified, reported and quickly resolved. As for reputational risk, bearing in mind the diversity of sources from which it can arise, the objective of management is to identify them and ensure that they are duly tended to so that their probability is reduced and the eventual impact is mitigated.

9.2. Corporate governance and the organisational model

In the exercise of its general function of supervision, the Bank’s board is responsible for approving the general policy of risks. In the sphere of compliance and reputational risk, the board is the owner of the Group’s General Code of Conduct, the global policy for the prevention of money laundering and the financing of terrorism and the marketing policy for products and services.

The delegated risks committee proposes to the board the Group’s risk policy. Furthermore, as the organ responsible for global risk management, it assesses the reputational risk of its sphere of action and decisions.

The audit and compliance committee is entrusted with, among others, the functions of supervising compliance with legal requirements, watching over the effectiveness of internal control systems and risk management, supervising compliance with the Group’s code of conduct in the securities markets, with the manuals and procedures for the prevention of money-laundering and, in general, with the bank’s rules of governance and compliance, and make the necessary proposals for their improvement, as well as review compliance with the actions and measures resulting from reports or actions of the administrative authorities responsible for supervision and control.

The compliance function reports constantly to the board and mainly via the audit and compliance committee, The head of the Group’s compliance informed this committee at the 11 meetings it held in 2012 and also once at a meeting of the delegated risks committee, without detriment to attending other sessions of this committee when submitting to it operations which might have an impact from the standpoint of reputational risk.

The last stage of governance consists of corporate committees of compliance with rules, of analysis and resolving and marketing (the latter two specialised in their respective matters: prevention of money laundering and marketing of products and services), with a global scope (every country, every business) and which are replicated at the local level.

From the risks division, the area of integral control and internal validation of risks (CIVIR) in the exercise of its functions of supporting the risks committee supervises the control framework applied for risk and reputational compliance, facilitating, in turn, information to the Group’s organs of control.

The organisational model revolves around the corporate area of compliance and reputational risk, integrated into the division of the general secretariat, which is entrusted with managing the Group’s compliance and reputational risks. Within the area, led by the head of the Group’s compliance, is the corporate office of reputational risk and the central department of prevention of money laundering and financing of terrorism. This structure is replicated at the local level and also in global businesses, having established the opportune functional reports for the corporate area.

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9.3. Risk management model

The main responsibility of compliance and reputational risk management is shared between the compliance area and the different business and support units, which conduct the activities that give rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance area, which is also responsible for advising senior management on these matters and fostering a culture of compliance, all of this in a framework of an annual programme whose effectiveness is regularly evaluated.

The area directly manages some of these basic risks (money-laundering, codes of conduct, marketing of products, etc) and ensures that the rest is duly tended to by the corresponding unit of the Group (responsible financing, data protection, customers’ complaints, etc), having established the opportune control and verification systems.

One of the functions of internal auditing is to carry out the tests and reviews required to ensure that the rules and procedures established in the Group are fulfilled.

The area of integral control and internal validation of risk supervises the correct execution of the risk management model. Internal auditing, within its functions, conducts the necessary tests and reviews in order to check compliance with the rules and procedures established in the Group.

Policies

The general code of conduct is the central plank of the Group’s compliance programme, This code, which enshrines the ethical principles and rules of conduct that must govern the actions of all Grupo Santander’s employees, is complemented in certain matters by the rules that are in the codes and manuals of the various sectors21.

The code also establishes: i) the functions and responsibilities in matters of compliance of the governance organs and of the Group’s management areas affected; ii) the rules that regulate the consequences of non-compliance; and iii) a channel for formulating and handling communications for presumably illicit activity.

[21]	The following form part of the codes and manuals of sectors: the Manual for the Prevention of Money-laundering and Financing of Terrorism, the Code of Conduct in the Securities Markets, the Manual of Procedures for the Sale of Financial Products, the Code of Conduct for Analysis Activity, the Research Policy Manual, the Manual of Conduct in the Management of Foreclosed Properties, the Manual of Conduct in the Management of Purchases, etc, as well as the notes and circulars that develop specific points of these codes and manuals.

Governance and organization

The corporate office of compliance is responsible, under the supervision of the audit and compliance committee and the committee for compliance with rules, for supervising the effective implementation and monitoring of the general code of conduct.

The rule compliance committee, chaired by the Group’s secretary general, has powers in all matters inherent in the compliance function, without detriment to those assigned to the two existing specialised organs in the area (the corporate marketing committee for the marketing of products and services and the analysis and resolution committee for prevention of money laundering and financing of terrorism). It is made up of representatives of internal auditing, the general secretariat, financial management, human resources and the most directly affected business units.

This committee held five meetings in 2012.

The Group’s compliance management has the following functions as regards management of compliance and reputational risks:

1.	Implement the Group’s general code of conduct and other codes and manuals for sectors.

2.	Supervise the training activity of the compliance programme conducted by the human resources area.

3.	Direct the investigations into the possible committing of acts of non-compliance. Help can be sought from internal auditing and the sanctions that might arise be proposed to the committee.

4.	Cooperate with internal auditing in the regular reviews carried out on compliance with the general code and with the codes and manuals of sectors, without detriment to the regular reviews which, on matters of rule compliance, are conducted by compliance management directly.

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5.	Receive and handle the accusations made by employees or third parties via the relevant channel.

6.	Advise on resolving doubts that arise from implementing codes and manuals.

7.	Draw up an annual report on implementing the compliance programme for the audit and compliance committee.

8.	Regularly inform the general secretary, the audit and compliance committee and the board on implementation of the compliance policy and the compliance programme.

9.	Assess every year the changes that need to be introduced into the compliance programme, particularly in the event of detecting unregulated business areas and procedures susceptible to improvement, and propose the changes to the audit and compliance committee.

The Group’s compliance management also manages the prevention of penal risks model, which came into effect with the entry into force of Organic Law 5/2010, which introduced penal responsibility for institutions that commit crimes on their own behalf and for their benefit by administrators or representatives and by employees as a result of the lack of control. This model was fully installed into Grupo Santander in Spain during 2012, including the design and implementation of a risks map with its corresponding controls, the drawing up of a prevention manual and a protocol to be applied in the event of a penal procedure beginning, as well as various training aspects and staff awareness of the penal risk.

As regards the codes and manuals of the sectors, the focus of the compliance programme is on the following operational spheres, among others:

•	Prevention of money laundering and financing of terrorism.

•	Marketing of products and services.

•	Conduct in the securities markets.

•	Relations with regulators and supervisors.

•	Drawing up and disseminating the Group’s institutional information.

Prevention of money laundering and financing of terrorism

Policies

As a socially responsible organisation, it is a strategic objective for Grupo Santander to have an advanced and effective system for the prevention of money laundering and the financing of terrorism, constantly adapted to the latest international regulations and with the capacity to tackle the appearance of new techniques by criminal organisations.

The function of the prevention of money laundering and of financing of terrorism revolves around policies that set minimum standards that Grupo Santander’s units must observe, and is formulated in accordance with the principles contained in the 40 recommendations of the Group of International Financial Action and the obligations and assumptions of directive 2005/60/EC of the European Parliament and of the Council, of October 26, 2005, on the prevention of using the financial system to launder money and finance terrorism.

The corporate policy and rules that develop it have to be complied with in all the Group’s units in the world. By units we mean all those banks, subsidiaries, departments or branches of Banco Santander, both in Spain and abroad which, in accordance with their legal statute, must submit to the regulations regarding the prevention of money laundering and the financing of terrorism.

Governance and organisation

The organisation of the function of the prevention of money-laundering and of the financing of terrorism rests on three areas: the analysis and resolution committee (ARC), the central department for the prevention of money-laundering (CDPML) and prevention executives at various levels.

The analysis and resolution committee is a collegiate body of corporate scope chaired by the Group’s general secretary and comprising representatives of internal auditing, the general secretariat, human resources and the business units most directly affected. The ARC held four meetings in 2012.

The CDPML establishes, coordinates and supervises the systems and procedures for the prevention of money laundering and of the financing of terrorism in all the Group’s units.

There are also prevention executives at four different levels: area, unit, branch and account. In each case their mission is to support the CDPML from a position of proximity to clients and operations.

At the consolidated level, a total of 714 people (three-quarters of them full time) work in prevention activities and tend to 182 units in 38 countries.

Grupo Santander has established in all its units and business areas corporate systems based on decentralised IT applications. These enable operations and customers, who because of their risk need to be analysed, to be directly presented to the branches of the account or customer

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relation managers. The tools are complemented by others of centralised use which are operated by teams of analysis from prevention units who, on the basis of certain risk profiles and changes in certain patterns of customer behaviour, enable operations susceptible of being linked to money laundering and/or the financing of terrorism to be analysed, identified early on and monitored.

Banco Santander is a founder member of the Wolfsberg Group, and forms part of it along with 10 other large international banks. The Wolfsberg Group’s objective is to establish international standards that increase the effectiveness of programmes to combat money laundering and the financing of terrorism in the financial community. Various initiatives have been developed which have treated issues such the prevention of money laundering in private banking, correspondent banking and the financing of terrorism, among others. Regulatory authorities and experts in this area believe that the principles and guidelines set by the Wolfsberg Group represent an important step in the fight against money-laundering, corruption, terrorism and other serious crimes.

Main actions

The Group analysed a total of 21.1 million operations in 2012 (24.8 million in 2011) both by the commercial networks as well as money laundering prevention teams, of which more than one million were by the units in Spain.

The CDPML and the local departments of prevention conduct annual reviews of all the Group’s units throughout the world. In 2012, 162 units were reviewed (172 in 2011), 26 of them in Spain and the rest abroad, and reports were issued, where for every case identified the corresponding recommendations and measures to be taken to improve and strengthen systems were registered. In 2012, 242 measures to be adopted were established (268 in 2011), which are being monitored until their full and effective implementation.

Training courses were given in 2012 for the prevention of money laundering to a total of 105,664 employees (119,976 in 2011) and for 146,911 hours.

Lastly, many units are submitted to regular reviews by external auditors. Deloitte carried out in 2012 a review of the monitoring of measures in the 2011 report on the global system of prevention of money laundering in the parent bank and in the rest of the units in Spain. This review also took into consideration aspects of coordination and global supervision of the rest of the Group’s units in the world. The report issued on 18 April, 2012 did not find any evidence of material weakening of the system, limiting itself to formulating an eventual recommendation of the rectification suggested.

MAIN INDICATORS OF ACTIVITY

	Subsidiaries	Cases	Communications	Employees
2012	reviewed*	investigated	to authorities	trained
Total	162	65,727	19,219	105,664

*	By the CDPML and local money laundering prevention units.

Marketing of products and services

Policies

At Grupo Santander management of the reputational risk that could arise from an inadequate sale of products or from an incorrect provision of services by the Group is conducted in accordance with the corporate policies of reputational risk management derived from the marketing of products and services.

These corporate policies aim to set a single corporate framework for all countries, businesses and institutions: (i) strengthening organisational structures; (ii) ensuring that the decision-making committees oversee not only the approval of products or services, but also the monitoring of them during their whole life and (iii) set the guidelines for defining uniform criteria and procedures for the whole Group for the marketing of products and services, covering all phases (admission, pre-sale, sale and post-sale).

The developments and specific adjustment of these policies to the local reality and to local regulatory requirements is carried out through local internal rules in the Group’s various units, following authorisation by the corporate area of compliance and reputational risk.

Governance and organisation

The corporate and local marketing committees, the global consultative committee, the corporate committee of monitoring and the corporate and local branches comprise the organisational structure for handling the risk that could arise from an inappropriate marketing of products and services.

The corporate committee of marketing (CCM) is the Group’s maximum decision-making body for approving products and services and is chaired by the Group’s secretary general. It is made up of representatives of the divisions of risks, financial management, technology and operations, the general secretariat, general audit and control, internal auditing, retail banking, global wholesale banking, private banking, asset management and insurance.

The CCM analyses, in particular, the adequacy of the product or service to the framework where it is going to be marketed. Special attention is paid to ensuring that:

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•	Each product or service is sold by suitable staff.

•	Customers are provided with the necessary and adequate information.

•	The product or service is adjusted to the customer’s risk profile.

•	Each product of service is assigned to the right market, not only for legal or tax reasons, but also to meet the market’s financial culture.

•	The products and services fulfil the requirements of the corporate marketing policies and, in general, the applicable internal and external rules.

At the local level, local marketing committees (LCM) are established, which channel toward the CCM proposals to approve new products—after a favourable opinion has been issued as initially they do not have powers delegated in them – and approve products that are not new and marketing campaigns of them.

The marketing committees, in the respective approval processes, take a risk-focused stance from the double perspective of bank/client.

The global consultative committee (GCC) is the advisory body of the corporate marketing committee and consists of representatives of the areas that provide a view of regulatory and market risk. The GCC, which meets around every three months, can recommend a review of products that are affected by changes in markets, deterioration of solvency (country, sectors or companies) or by changes in the Group’s view of the markets in the medium- and long-term.

The corporate monitoring committee (CMC) is the Group’s decision-making body for the monitoring of products and services. It is chaired by the secretary general and has representatives from internal auditing, legal advice, compliance, customer attention and the business areas affected (permanent representation of the retail network). It meets every week to raise and resolve specific issues related to the marketing of products and services at the local level as well as by the Group’s units abroad.

The corporate office of reputational risk management (CORRM) provides the governance bodies with the information needed for: (i) adequate analysis of risk in approvals, from the standpoint of the bank and the impact on the client; and (ii) monitoring of products throughout their life cycle.

At the local level there are reputational risk management offices, which are responsible for promoting the risk culture and ensuring that approval and monitoring of products is developed in their respective local sphere in line with the corporate guidelines.

Main actions

During 2012, the committee met 14 times (19 times during 2011, and 21 times during 2010) and analysed 140 new products/services. The corporate office of reputational risk was presented with 61 products/services considered not new for approval and resolved 171 consultations from areas and countries. The products approved by the corporate office of reputational risk management were successive issues of products that had been previously approved by the CCM or the LCM, after being given this power. The GCC held three meetings in 2012 (3 in 2011, and 3 in 2010).

Monitoring of products and services approved is done locally (local committee of monitoring of products or equivalent local body, such as the LCM). The conclusions are set out in reports every four months for the CORRM, which prepares integrated reports on all the Group’s monitoring for the CMC.

The CMC held 44 meetings in 2012 (42 in 2011 and 46 in 2010) at which incidents were resolved and information analysed on the monitoring of products and services, at both the local level as well as the Group’s units abroad.

Both the audit and compliance committee and the rule compliance committee were informed during 2012 of the control and monitoring framework of the markets in financial instruments directive (MiFID), as well as various aspects related with the directive.

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Code of conduct in the securities markets

Policy

This is set by the code of conduct in the securities markets (CCSM), complemented, among others, by the code of conduct for analysis activity, the research policy manual and the procedure for detecting, analysing and communicating operations suspected of market abuse.

Governance and organisation

The organisation revolves around the corporate office of compliance together with local compliance management and that of subsidiaries.

The functions of compliance management with regard to the code of conduct in the securities markets are as follows:

1.	Register and control sensitive information known and/or generated by the Group.

2.	Maintain the lists of securities affected and related personnel, and watch the transactions conducted with these securities.

3.	Monitor transactions with restricted securities according to the type of activity, portfolios or collectives to whom the restriction is applicable.

4.	Receive and deal with communications and requests to carry out own account transactions.

5.	Control own account transactions of the relevant personnel.

6.	Manage failures to comply.

7.	Resolve doubts on the CCSM.

8.	Register and resolve, in the sphere of its responsibilities, conflicts of interest and situations that could give rise to them.

9.	Assess and manage conflicts arising from the analysis activity.

10.	Keep the necessary records to control compliance with the obligations envisaged in the CCSM.

11.	Develop ordinary contact with the regulators.

12.	Organise the training and, in general, conduct the actions needed to apply the code.

13.	Analyse activities suspicious of constituting abuse of the market and, where appropriate, report them to the supervisory authorities.

Main actions

The compliance management of the parent bank together with the compliance executives of the subsidiaries ensure that the obligations contained in the CCSM are observed by around 8,500 Group employees throughout the world.

The market abuse investigation unit continued to review many transactions that gave rise to the opportune communications to the National Securities Market Commission. Training actions were also taken, in accordance with the training plan approved by the rule compliance committee.

Relations with the supervisory authorities and dissemination of information to the markets

Compliance management is responsible for tending to the information requirements of the regulatory and supervisory bodies, both those in Spain as well as in other countries where the Group operates, monitoring implementation of the measures resulting from the reports or inspections of these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the requirements of the regulators. The audit and compliance committee is informed of the main issues at each of its meetings.

Banco Santander made public in Spain 107 relevant facts in 2012, which are available on the Group’s web site and that of the National Securities Market Commission.

Other actions

Compliance management continued to carry out other activities in 2012 inherent to its sphere (reviewing the bank’s internal rules before their publication, ensuring treasury stock operations are in line with internal and external rules, maintaining the section on regulatory information on the corporate website, reviewing the vote recommendation reports for shareholders’ meetings drawn up by the leading consultancies in this area, sending periodic regulatory information to the supervisory bodies, etc). It also cooperated in new corporate projects such as the Group’s adjustment to the US laws FATCA and Dodd-Frank.

The losses incurred by the Group derived from compliance and reputational risk are included in the database of events managed by the Group’s corporate area of technological and operational risk.

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10. CAPITAL

10.1. Adjusting to the new regulatory framework

Grupo Santander participated during 2012 in the impact studies promoted by the Basel Committee and the European Banking Authority (EBA), and coordinated at the local level by the Bank of Spain, to gauge the new rules known as Basel III, the implementation of which means the establishment of new capital and liquidity standards with stricter criteria and homogeneous at the international level.

The new regulatory framework raised by Basel III will increase significantly the capital requirements, both from a quantitative standpoint (gradual rise in the basic minimum capital and Tier 1 capital requirements as well as qualitative (greater quality of the capital required). Santander currently has solid capital ratios, as befits its business model and risk profile which, together with the Group’s considerable capacity to generate capital organically and the gradual schedule of implementation for the new requirements (until 2019), put it in a good position to comply with Basel III. The analysis of the impact of the future new regulations does not show significant effects on the Group’s solvency ratios. The date of entry in force of the new Basel III rules in Europe is subject to completing the European legislative process and the corresponding transfer to national law, but is expected to come into force in 2014.

As regards credit risk, Grupo Santander has proposed to adopt, over the next few years, Basel’s advanced internal rating-based (AIRB) approach for almost all the Group’s banks (up to covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities as well as by the need of coordination between supervisors of the validation processes of internal models. The Group operates in countries where the legal framework among supervisors is the same as in Europe via the capital directive. However, in other jurisdictions, the same process is subject to the collaboration framework between the supervisor in the home country and that in the host country with different legislations, This means, in practice, adapting to different criteria and calendars in order to attain authorisation for the use of advanced models on a consolidated basis.

With this objective, Santander continued during 2012 to gradually install the necessary technology platforms and methodological developments which will make it possible to progressively apply advanced internal models for calculating regulatory capital in the rest of the Group’s units. At the moment, Grupo Santander has the supervisory authorisation to use advanced focuses for calculating the regulatory capital requirements by credit risk for the parent bank and the main subsidiaries in Spain, the UK and Portugal, and certain portfolios in Mexico, Brazil, Chile and Santander Consumer Finance Spain. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe.

As regards the rest of risks explicitly envisaged in Pillar 1 of Basel, in market risk we have authorisation to use its internal model for the trading activity of treasuries in Spain, Chile, Portugal and Mexico, continuing the plan of gradual implementation for the rest of units presented to the Bank of Spain.

In operational risk, the Group believes that development of the internal model should be largely based on the accumulated experience of management of the entity via the corporate guidelines and criteria established after assuming control and which are very much hallmarks of Santander. The Group currently uses the standard focus for calculating regulatory capital and is considering the possibility of adopting the advanced management approach (AMA) once it has gathered sufficient information on the basis of its own management model.

As regards Pillar II, Grupo Santander uses an economic capital approach to quantify its global risk profile and its solvency position within the process of self-evaluation conducted at the consolidated level (ICAAP). This process, which is supplemented by the qualitative description of the risk management and internal control systems, is revised by the internal audit and internal validation teams, and is subject to a corporate governance framework that culminates with its approval by the board. Furthermore, the board establishes every year the strategic elements regarding risk appetite and solvency objectives. The economic capital model considers risks not included in Pillar 1 (concentration, interest rate risk, business risk, pensions risk, goodwill risk and business risks, risk of other intangible assets and risk of deferred tax assets). The Group’s diversification compensates the additional capital required for these risks.

Grupo Santander, in accordance with the capital requirements set out in the European Directive and the regulations of the Bank of Spain, publishes every year the Report with Prudential Relevance. This report clearly shows the transparency

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requirements requested regarding Pillar III. Grupo Santander regards the requirements of providing the market with information as vital for complementing the minimum capital requirements demanded by Pillar 1, and the supervisory exam process conducted via Pillar II. It is incorporating to its Pillar III report the recommendations of the Committee of European Banking Supervisors (CEBS) in order to become an international benchmark in matters of transparency to the market, as is already the case in its Annual Report.

As well as the process of implementing the advanced models in various of the Group’s units, Santander is carrying out an ambitious training process on Basel at all level. This is reaching a large number of employees in all areas and divisions, with a particular impact on those most affected by the changes resulting from adopting the new international standards in matters of capital.

10.2. Economic capital

The concept of economic capital has traditionally been contrasted with that of regulatory capital, as this is the one required for the regulation of solvency. The Basel capital framework clearly brings both concepts together. While Pillar 1 determines the minimum regulatory capital requirements, Pillar II quantifies, via economic capital, the Group’s global solvency position.

The Group’s model of economic capital enables the consolidated risk profile taking into account all the significant risks of activity (not just those contemplated in Pillar 1) to be quantified, as well as the consubstantial diversification effect on a multinational and multi-business group such as Santander. In addition, our model includes a definition of capital different to the regulatory one and which, in our view, allows for a better separation between the capital available for stress situations and the risks that must be assessed. This model serves as the Group’s base for preparing its self-assessment of capital report in accordance with Bank of Spain regulations under the Basel II Pillar 2 framework.

The internal definition of available capital, unlike the base of regulatory capital, does not deduct certain assets from the balance sheet (such as goodwill and others) to which the regulator does not accord value from a prudential standpoint, as in our model a risk and a capital requirement are also calculated for these assets.

In the case of goodwill, for example, even though a hypothetical stress situation could leave at zero the value of the goodwill corresponding to an investment in some of the Group’s subsidiaries, it is highly unlikely that this situation would occur at the same time in all the countries in which the Group operates. The Group would retain, even in a stress situation, part of the value of these assets, which justifies that the capital needed is less than the book value of this goodwill and which, for management purposes, is not deducted from the capital base. This situation is possible due to the features of the Santander model, based on subsidiaries autonomous in capital and very diversified geographically.

The concept of diversification is fundamental for measuring and understanding adequately the risk profile of a global activity group such as Santander. The fact that the Group’s business is developed in various countries via a structure of differentiated legal entities, with a variety of customer segments and products, and also incurring different types of risk, makes the Group’s results less vulnerable to adverse situations in some of the markets, portfolios, clients or particular risks. Economic cycles, despite the high current degree of globalization of economies, are not the same and nor do they have the same intensity in different countries. Consequently, those groups with a global presence have a greater degree of stability in their results and a greater capacity of resistance to eventual crisis in markets or in specific portfolios, which means a lower risk profile. In other words, the risk and economic capital associated with the Group as a whole is less than the risk and capital of the sum of the parts considered separately.

Lastly, within the framework of the model for measurement and aggregation of economic capital, the risk of concentration for wholesale portfolios (large companies, banks and sovereigns) is also considered, both in its dimension of exposure as well as concentration by sectors and countries. The existence of concentration in a country or a product in retail portfolios is captured by applying an appropriate model of correlations.

Economic capital is a key tool for the internal management and development of the Group’s strategy, from the standpoint of assessing solvency as well as risk management of portfolios and businesses.

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From the solvency standpoint, the Group uses, in the context of Basel Pillar II, its economic model for the capital self-evaluation process, including all the risks of activity, beyond those contemplated in the regulatory focus, and taking into account essential elements, not captured by the regulatory capital, such as concentration of portfolios or diversification between risks and countries. For this, the business evolution and the capital needs are planned under a central scenario and alternative stress scenarios. The Group is assured in this planning of maintaining its solvency objectives even in the most adverse scenarios.

The metrics of economic capital also enable return-risk objectives to be assessed, even for compensation purposes, setting prices of operations on the basis of the risk, evaluating the economic viability of projects, units or business lines, with the overriding objective of maximising the generation of shareholder value.

Global risk profile analysis

The Group’s risk profile at 31 December 2012, measured in terms of economic capital, is distributed by types of risk and the main business units, is reflected below:

DISTRIBUTION BY TYPES OF RISK

Million euros

Economic capital model	Amount	%
Credit	27,541	43%
Market	4,219	7%
Non-trading equity	2,113	3%
Structural FX	1,715	3%
Trading	390	1%
Operational	3,631	6%
Material assets	858	1%
Sub-total Pillar I risks	36,248	56%
Goodwill	13,937	22%
Interest (ALM)	4,968	8%
Business	3,261	5%
Others	5,970	9%
Sub-total Pillar II risks	28,136	44%

Total economic capital	64,384	100%

BY GEOGRAPHIC AREAS

Main segments	Contribution
Continental Europe	27%
UK	9%
Brazil	15%
Rest of Latin America	8%
US	7%
Sub-total operating areas	66%
Corporate centre	34%

Total	100%

The distribution of economic capital among the main business units reflects the diversification of the Group’s activity and risk. The weight of the corporate centre is mainly due to the risk of goodwill.

Continental Europe accounts for 27% of the Group’s capital, Latin America including Brazil 23%, the UK 9%, and the US 7%, while the corporate centre, which as well as the risk from goodwill also assumes that from the exposure to structural exchange rate risk (derived from stakes in subsidiaries abroad denominated in non-euro currencies) and most of the equity stakes, accounts for 34%.

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At 31 December 2012, the Group’s total economic capital requirements amounted to EUR 64,384 million, while available capital was more than EUR 80,940 million (corresponding to the amount of capital and reserves plus adjustments, without deducting the value of goodwill).

The benefit of diversification envisaged in the economic capital model, including both the intra-risks (assimilated to geographic) as well as inter-risks, amounted to around 25% at the end of 2012.

Return on risk-adjusted capital (RORAC) and creation of value

Grupo Santander has been using RORAC methodology in its credit risk management since 1993 in order to:

•	Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.

•	Budget the capital consumption and RORAC of the Group’s business units, including them in their remuneration plans.

•	Analyse and set prices in the decision-taking process for operations (admission) and clients (monitoring).

RORAC methodology enables one to compare, on a like-for-like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk-adjusted return higher than the cost of the Group’s capital, aligning risk and business management with the intention of maximising the creation of value, the ultimate aim of the Group’s senior management.

The Group regularly assesses the level and evolution of value creation (VC) and the risk-adjusted return (RORAC) of its main business units. The VC is the profit generated above the cost of the economic capital (EC) employed, and is calculated as follows:

Value creation = profit – (average EC x cost of capital)

The profit used is obtained by making the necessary adjustments to the accounting profit so as to extract just the recurrent profit that each unit generates in the year of its activity.

The minimum return on capital that an operation must attain is determined by the cost of capital, which is the minimum required by shareholders. It is calculated objectively by adding to the free return of risk the premium that shareholders demand to invest in our Group. This premium depends essentially on the degree of volatility in the price of the Banco Santander share in relation to the market’s performance. The cost of capital in 2012 applied to the Group’s various units was 11.237%.

A positive return from an operation or portfolio means it is contributing to the Group’s profits, but it is only creating shareholder value when that return exceeds the cost of capital.

The performance of the business units in 2012 in value creation varied, declining in Europe and increasing in the Americas. The Group’s results, and thus the RORAC figures and value creation, are conditioned by the weakness of the economic cycle in various Group units in Europe and, particularly, in Spain.

The creation of value and the RORAC for the Group’s main business areas are shown below:

RORAC AND BUSINESSES VALUE CREATION

Million euros

Main segments	RORAC	Value creation
Continental Europe	14.2%	526
UK	16.6%	321
Latin America	33.4%	3,414
US	19.6%	347

Total business units	21.9%	4,609

These figures do not include the losses of the corporate activities area, in which are recorded the extraordinary provisions set aside in 2012, as well as the results of equity stakes, the liquidity buffers and the coverage, among others. The return on risk-adjusted capital (RORAC) of the corporate centre is -15.5%, and the Group’s RORAC is 9.6%, a final result that is EUR 1,078 million below the cost of capital.

These figures are clearly determined by the phase of the cycle that some of the Group’s units are undergoing, resulting in particular, in higher loan-loss provisions and a final result below the cost of capital used. In order to exclude from these results the impact of the current phase of the cycle, the expected average credit loss of the cycle is considered, instead of the current level of loan-loss provisions. If so, the Group’s RORAC would improve to 12.8%, above the cost of capital of 11.34%, with a value creation of EUR 1,033 million, which better reflects the recurrent capacity of the Group’s businesses to generate value.

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ANNEX

HISTORICAL DATA(1) 2002—2012

		2012	2011	2010	2009	2008
BALANCE SHEET	US$ Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.
Total assets	1,675,147	1,269,628	1,251,525	1,217,501	1,110,529	1,049,632
Net customer loans	950,605	720,483	750,100	724,154	682,551	626,888
Customer deposits	826,787	626,639	632,533	616,376	506,976	420,229
Customer funds under management	1,278,482	968,987	984,353	985,269	900,057	826,567
Shareholders’ equity (2)	106,635	80,821	80,400	75,273	70,006	63,768
Total managed funds	1,831,023	1,387,769	1,382,980	1,362,289	1,245,420	1,168,355

INCOME STATEMENT
Net interest income	38,714	30,147	29,110	27,728	25,140	20,019
Gross income	56,087	43,675	42,754	40,586	38,238	32,624
Net operating income	30,254	23,559	23,195	22,682	22,029	17,807
Profit before taxes	4,557	3,549	7,939	12,052	10,588	10,849
Attributable profit to the Group	2,831	2,205	5,351	8,181	8,943	8,876

		2012	2011	2010	2009	2008
PER SHARE DATA(3)	US$	Euros	Euros	Euros	Euros	Euros
Attributable profit to the Group	0.29	0.23	0.60	0.94	1.05	1.22
Dividend	0.79	0.60	0.60	0.60	0.60	0.63
Share price	8.048	6.100	5.870	7.928	11.550	6.750
Market capitalisation (million)	83,068	62,959	50,290	66,033	95,043	53,960

Euro / US$ = 1.3194 (balance sheet) and 1.2842 (income statement)

(1)	Figures from 2004 on according to IFRS. In order to make a homogeneous comparison the P&L accounts of previous years have been restated, including the contribution from Santander Consumer USA’s and the insurance business in Latin America (included in the transaction with Zurich Seguros) in the “income from the equity accounted method” line
(2)	In 2012, estimated data of May 2013 scrip dividend
(3)	Figures adjusted to capital increases
(4)	Compound Annual Growth Rate

60

2007	2006	2005	2004	2003	2002	CAGR(4)
EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	EUR Mill.	(%)
912,915	833,873	809,107	664,486	351,791	324,208	14.6
571,099	523,346	435,829	369,350	172,504	162,973	16.0
355,407	331,223	305,765	283,212	159,336	167,816	14.1
784,872	739,223	651,360	595,380	323,901	304,893	12.3
51,945	40,062	35,841	32,111	18,364	17,594	16.5
1,063,892	1,000,996	961,953	793,001	460,693	417,546	12.8
14,443	12,480	10,659	7,562	7,958	9,359	12.4
26,441	22,333	19,076	13,999	13,128	14,004	12.0
14,417	11,218	8,765	6,431	5,721	5,566	15.5
10,970	8,995	7,661	4,387	4,101	3,509	0.1
9,060	7,596	6,220	3,606	2,611	2,247	(0.2)

2007	2006	2005	2004	2003	2002	CAGR(4)
Euros	Euros	Euros	Euros	Euros	Euros	(%)
1.33	1.13	0.93	0.68	0.51	0.44	(6.5)
0.61	0.49	0.39	0.31	0.28	0.27	8.4
13.790	13.183	10.396	8.512	8.755	6.098	0.0
92,501	88,436	69,735	57,102	44,775	31,185	7.3

    61

ANNUAL REPORT 2012

GENERAL INFORMATION

Banco Santander, S.A.

The parent group of Grupo Santander was established on 21 March 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on 14 January 1875, recorded in the Mercantile Registry of the Finance Section of the Government of the Province of Santander, on folio 157 and following, entry number 859. The Bank’s By-laws were amended to conform with current legislation regarding limited liability companies. The amendment was registered on 8 June 1992 and entered into the Mercantile Registry of Santander (volume 448, general section, folio 1, page 1,960, first inscription of adaptation).

The Bank is also recorded in the Special Registry of Banks and Bankers 0049, and its fiscal identification number is A-390000013. It is a member of the Bank Deposit Guarantee Fund.

Registered office

The Corporate By-laws and additional public information regarding the Company may be inspected at its registered office at Paseo de la Pereda, numbers 9 to 12, Santander.

Operational headquarters

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

General information

Telephone: 902 11 22 11

Telephone: 91 289 00 00

www.santander.com

This report was printed on ecologically friendly paper and has been produced using environmentally friendly processes.

Photographs:

Miguel Sánchez Moñita, Manuel Casamayón, Javier Vázquez, Javier Marlán, Joan Tomás, Íñigo Plaza, Roland Halbe, Miquel Tres, Luis Asín.

Design:

MRM Worldwide

Printing:

Litofinter

Shareholders’ Office

Santander Group City

Edificio Marisma, Planta Baja

Avenida de Cantabria, s/n.

28660 Boadilla del Monte

Madrid

Spain

Telephones: 902 11 17 11 and +34 91 276 92 90

Relations with investors and analysts

Santander Group City

Edificio Pereda, 1ª planta

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: +34 91 259 65 14

Customer attention department

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: 91 257 30 80

Fax: 91 254 10 38

atenclie@gruposantander.com

Ombudsman

Mr José Luis Gómez-Dégano,

Apartado de Correos 14019

28080 Madrid

Spain

62

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 1, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President